Form 20-F
period 2019-12-31
UP Fintech Holding Ltd
filed 2020-04-29
CIK 1756699

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-38833

UP FINTECH HOLDING LIMITED
(Exact name of Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

18/F, Grandyvic Building, No. 1 Building, No. 16 Taiyanggong Middle Road, Chaoyang District, Beijing, 100020 PRC Telephone: +86-10-56216660
(Address of principal executive offices)

John Fei Zeng, Chief Financial Officer 18/F, Grandyvic Building, No. 1 Building, No. 16 Taiyanggong Middle Road, Chaoyang District, Beijing, 100020 PRC Telephone: +86-10-56216660
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class:	Trading Symbol(s)	Name of each exchange on which registered:
Class A Ordinary Shares, par value US$0.00001 per share	TIGR	Nasdaq Global Select Market
American Depositary Shares	TIGR	Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

1,777,218,449 Class A ordinary shares were outstanding as of December 31, 2019
337,611,722 Class B ordinary shares were outstanding as of December 31, 2019

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☒

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other	☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17 or ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes  ☐ No

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

UP Fintech Holding Limited, together with its consolidated subsidiaries (collectively, the “Company” or the “Group”), is a leading online brokerage firm focusing on global Chinese investors. In this annual report on Form 20-F, unless otherwise specified or the context otherwise indicates, all references to “UP Fintech Holding Limited” and the “Company” refer to the business and operations of the Company and its consolidated subsidiaries.

This annual report on Form 20-F includes the consolidated financial statements of the Company for the years ended December 31, 2017, 2018 and 2019 (the “Consolidated Financial Statements”) prepared in accordance with United States Generally Accepted Accounting Principles (“US GAAP”) as issued by the Financial Accounting Standards Board.

The financial statements are presented in U.S. dollars. All references to “U.S. dollars,” “US$,” “U.S. $” and “$” refer to the currency of the United States of America.

The language of this annual report on Form 20-F is English. Certain legislative references and technical terms have been cited in their original language so that the correct technical meaning may be ascribed to them under applicable law.

CONVENTIONS WHICH APPLY TO THIS REPORT

Except where the context otherwise requires and for the purposes of this Annual Report on Form 20-F only, the following is a glossary of certain terms used throughout this report:

•                  “China” or the “PRC” means the People’s Republic of China, excluding, for the purposes of this report only, Hong Kong, Macau and Taiwan.

•                  “Chinese investors” refer to the Chinese speaking population around the globe.

•                  “conversion rate” means the ratio of (i) the number of trading customers to (ii) the number of customer accounts.

•                  “customer(s)” or “customer account(s)” means the registered users who have passed the Know-Your- Client  (“KYC”) procedures and opened a trading account on our platform (including APP and website).

•                  “customer(s) with deposits” means the customers who have deposited funds in their accounts on our platform.

•                  “HK$” or “Hong Kong dollars” means the legal currency of Hong Kong.

•                  “NZ$” or “New Zealand dollars” means the legal currency of New Zealand.

•                  “our VIEs” means Ningxia Xiangshang Rongke Technology Development Co., LTD, or Ningxia Rongke, formerly known as Beijing Xiangshang Rongke Technology Development Co., LTD, and Beijing Xiangshang Yiyi Laohu Technology Group Co., LTD, or Beijing Yiyi; “VIE” or “VIEs” means a variable interest entity or variable interest entities.

•                  “our WFOEs” means Ningxia Xiangshang Yixin Technology and Development Co., Ltd., or Ningxia Yixin, and Beijing Xiangshang Yixin Technology Co., Ltd., or Beijing Yixin;  “WFOE” or “WFOEs” means the wholly-foreign owned entity or wholly-foreign owned entities as provided in the relevant PRC laws and regulations.

•                  “retention rate” means the ratio of (i) the number of trading customers in one period who continue to trade in the next period to (ii) the number of trading customers in the first period.

•                  “RMB” or “Renminbi” means the legal currency of China.

•                  “Singapore dollars” means the legal currency of Singapore.

•                  “trading customer(s)” means the customers who have conducted at least one trading transaction on our platform.

•                  “trading volume” means the total value of securities traded during a specific period of time.

•                  “turnover rate” means the ratio of (i) total trading volume in a period to (ii) the average of the beginning and ending account balances of all customers in the same period.

•                  “UP Fintech,” “we,” “us,” “our” and “our company” means UP Fintech Holding Limited, our Cayman Islands holding company and its subsidiaries, its consolidated VIEs entity and the subsidiaries of the VIEs.

•                  “user(s)” or “registered user(s)” means those who have registered on our platform (including APP and website) but not necessarily have opened a trading account.

Unless otherwise noted, the translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this report were made at a rate of RMB6.9618 to US$1.0000, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2019 and the translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this report were made at a rate of HK$7.7894 to US$1.00, the exchange rate in effect as of December 31, 2019. We make no representation that Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve risks and uncertainties. All statements other than statements of current or historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “might,” “will,” “intend,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•                  our goals and strategies;

•                  our future business development, financial condition and results of operations;

•                  expected changes in our revenues, costs or expenditures;

•                  our expectations regarding the demand for and market acceptance of our services;

•                  expected growth of our customers, including consolidated account customers;

•                  competition in our industry; and

•                  government policies and regulations relating to our industry.

You should read this annual report and the documents referred to herein with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all the risk factors and uncertainties, nor can we assess the impact of all the factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risks due to a variety of factors, including those described in Item 3.D “Risk Factors” and elsewhere in this annual report. You should not place undue reliance on these forward-looking statements.

PART I

Item 3.                                                         Key Information

A.                   Selected Financial Data

The following tables set forth the Company’s summary historical consolidated financial and other information for the periods indicated, which have been derived from the consolidated financial statements of the Company for the years ended December 31, 2016, 2017, 2018 and 2019.

The following information should be read in conjunction with:

•                  “Presentation of Financial and Certain Other Information;”

•                  Item 3.D. “Risk Factors;”

•                  Item 5. “Operating and Financial Review and Prospects;” and

•                  The Consolidated Financial Statements included in Item 18. “Financial Statements.”

	For the years ended December 31,
Selected Consolidated Statements of Operating Data:	2016	2017	2018	2019
	US$
	(in thousands, except for number of shares and per share (or ADS) data)
Revenues:
Commissions	5,280	15,063	26,043	26,698
Financing service fees	131	1,797	6,442	7,927
Interest income	—	—	85	16,505
Other revenues	65	89	990	7,533
Total revenues	5,476	16,949	33,560	58,663
Interest expense	—	—	—	(4,102)
Total Net Revenues	5,476	16,949	33,560	54,561
Operating costs and expenses:
Execution and clearing	—	(38)	(257)	(2,519)
Employee compensation and benefits	(8,444)	(11,951)	(55,656)	(35,788)
Occupancy, depreciation and amortization	(728)	(1,168)	(2,622)	(3,572)
Communication and market data	(1,920)	(2,943)	(3,559)	(6,494)
Marketing and branding	(3,473)	(6,288)	(10,527)	(7,103)
General and administrative	(4,449)	(3,576)	(7,831)	(9,260)
Impairment of goodwill	(166)	—	—	—
Total operating costs and expenses	(19,180)	(25,964)	(80,452)	(64,736)
Others, net	331	(96)	725	870
Loss before income tax	(13,373)	(9,111)	(46,167)	(9,305)
Income tax benefits	2,562	1,184	1,873	3,355
Net loss	(10,811)	(7,927)	(44,294)	(5,950)
Less:
Net (loss)/ income attributable to redeemable non-controlling interests	—	—	—	639
Net loss attributable to non-controlling interests	(53)	(417)	(1,086)	—
Net loss attributable to UP Fintech Holding Limited	(10,758)	(7,510)	(43,208)	(6,589)
Other comprehensive (loss)/ income, net of tax:
Unrealized gain on available-for-sale investments	—	—	263	—
Changes in cumulative foreign currency translation adjustment	(1,158)	1,620	(935)	(321)
Total Comprehensive (loss) /income	(11,969)	(6,307)	(44,966)	(6,271)

Net loss per ordinary share:
Basic and diluted	(0.024)	(0.017)	(0.085)	(0.004)
Net loss per ADS (1 ADS represents 15 Class A ordinary shares):
Basic and diluted	(0.364)	(0.254)	(1.280)	(0.056)
Weighted average number of ordinary shares used in calculating net loss per ordinary share:
Basic and diluted	443,814,916	443,814,916	506,393,198	1,751,784,176

The following table presents our selected consolidated balance sheet data as of the dates indicated.

	As of December 31,
Selected Consolidated Balance Sheet Data:	2016	2017	2018	2019
	US$
	(in thousands)
Assets:
Cash and cash equivalents	14,750	16,462	34,407	59,409
Cash-segregated for regulatory purpose	—	1,599	6,695	317,915
Term deposits	—	—	30,000	65,601
Receivables from customers	—	—	353	106,114
Receivables from brokers, dealers, and clearing organizations	2,389	2,203	10,693	194,321
Total assets	24,363	36,004	115,215	809,060
Liabilities:
Payables to customers	—	1,248	6,564	512,482
Payables to brokers, dealers and clearing organizations	—	—	—	55,130
Total liabilities	3,538	8,050	16,987	594,034
Total mezzanine equity	30,023	43,250	124,106	3,084
Total UP Fintech Holding Limited shareholder’s (deficit)/equity	(9,309)	(14,831)	(24,406)	211,942
Non-controlling interests	111	(465)	(1,472)	—
Total (deficit)/equity	(9,198)	(15,296)	(25,878)	211,942
Total liabilities, mezzanine equity and deficit	24,363	36,004	115,215	809,060

The following table presents our selected cash flows for the years indicated.

	As of December 31,
Selected Consolidated Cash Flow Data:	2016	2017	2018	2019
	US$
	(in thousands)
Net cash (used in)/provided by operating activities	(11,503)	(8,511)	(21,172)	243,309
Net cash provided by/(used in) investing activities	302	(3,670)	(35,124)	(22,040)
Net cash provided by financing activities	18,087	14,596	79,526	114,907
Increase in cash and cash equivalents	6,886	2,415	23,230	336,176
Effect of exchange rate changes	(651)	896	(189)	46
Cash and cash equivalents and cash—segregated for regulatory purpose, beginning of the year	8,515	14,750	18,061	41,102
Cash and cash equivalents and cash—segregated for regulatory purpose, end of the year	14,750	18,061	41,102	377,324

D. Risk Factors

The following risks should be considered in conjunction with “Item 5. Operating and Financial Review and Prospects” and the other risks described under the heading “Forward-Looking Statements” above. These risks may affect the Company’s operating results and, individually or in the aggregate, could cause its actual results to differ materially from past and anticipated future results. The following discussion of risks may contain forward-looking statements which are intended to be covered by the Safe Harbor Statement. Except as may be required by law, the Company undertakes no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise. The Company invites you to consult any further related disclosures made by the Company from time to time in materials filed with or furnished to the Securities and Exchange Commission, or the SEC.

Risks Related to Our Business and Industry

We have a limited operating history and our historical financial, operating results and growth rates may not be indicative of future performance.

We have a limited operating history. We launched our trading platform in August 2015 and have experienced rapid growth since then. Our total revenues increased significantly from US$16.9 million in 2017 to US$33.6 million in 2018, and further increased to US$58.7 million in 2019. Our net loss was US$7.9 million in 2017 and improved from US$44.3 million in 2018 to US$5.9 million in 2019, as a result of growth in our businesses and improvement in economies of scale. We expect our business expansion to continue as we grow our customer base and explore new market opportunities. However, due to our limited operating history, our historical growth rates may not be indicative of our future performance. We cannot assure you that we will grow at the same rate and succeed in introducing new services and products as we did in the past. Further, we may fail to adjust our business model to our development needs or the requirements of this ever-changing industry. You should consider our prospects in light of the risks and uncertainties that a fast-growing company with a limited operating history may be exposed to or encounter.

We incurred net losses and had net operating cash outflows and may continue to incur losses and have cash outflows in the future.

We have not been profitable since our inception. We incurred net losses of US$7.9 million, US$44.3 million and US$5.9 million in 2017, 2018 and 2019, respectively. In addition, we had negative cash flows from operating activities of US$8.5 million and US$21.2 million in 2017 and 2018, respectively, and positive cash flows from operating activities of US$243.3 million in 2019. We have made significant investments in research and development, employee compensation and benefits, communication and market data, and marketing and branding to rapidly develop and expand our business. We expect to continue or increase such investments to establish and expand our business, and these investments may not result in an increase in revenue or positive cash inflow from operations in a timely manner, or at all.

We may incur substantial losses for a number of reasons, including the lack of a larger customer base, as well as other risks discussed herein, and we may incur unforeseen expenses, or encounter difficulties, complications and delays in generating revenues or achieving profitability. We may also continue to incur net losses in the future due to changes in the macroeconomic and regulatory environment, competitive dynamics and our inability to respond to these changes in a timely and effective manner. If we are unable to achieve profitability, we may have to reduce the scale of our operations, which may impact our business growth and adversely affect our financial condition and results of operations.

Non-compliance with applicable laws in certain jurisdictions could harm our business, reputation, financial condition and results of operations.

The businesses of securities and other financial instruments are heavily regulated. Our broker business is subject to regulations in the United States, Singapore, New Zealand, Australia and other jurisdictions in which we offer our products and services. Major regulatory bodies include, among others, in the United States, the Financial Industry Regulatory Authority, or the FINRA, and the SEC; in Singapore, the Monetary Authority of Singapore, or the MAS; in New Zealand, the Financial Markets Authority New Zealand, or the FMA, the New Zealand Stock Exchange, or the NZX, and the Financial Service Providers Register, or the FSPR; in Australia, the Australian Securities and Investments Commission, or the ASIC. Domestic and foreign stock exchanges, other self-regulatory organizations and state and foreign securities commissions can censure, fine, issue cease-and-desist orders, suspend or expel a broker and its officers or employees. Non-compliance with applicable laws or regulations could result in sanctions to be levied against us, including fines and censures, suspension or expulsion from a certain jurisdiction or market or the revocation or limitation of licenses, which could adversely affect our reputation, prospects, revenues and earnings.

Furthermore, securities brokerage firms are subject to numerous conflicts of interest or perceived conflicts of interest, over which federal and state regulators and self-regulatory organizations have increased their scrutiny. Addressing conflicts of interest is a complex and difficult undertaking. Our business and reputation could be harmed if we were to fail, or appear to fail, to address conflicts appropriately.

In addition, we use the Internet and mobile network as a major distribution channel to provide services to our customers. A number of regulatory agencies have adopted regulations regarding customer privacy, system security and safeguarding practices and the use of customer information by service providers. Additional laws and regulations relating to the Internet and mobile network and safeguarding practices could be adopted in the future, including laws related to access and identity theft and regulations regarding the pricing, taxation, content and quality of products and services delivered over the Internet and mobile network. Complying with these laws and regulations may be expensive and time-consuming and could limit our ability to use the Internet and mobile network as a distribution channel, which would have a material adverse effect on our business and profitability.

Our ability to comply with all applicable laws and rules is largely dependent on our internal system to ensure compliance, as well as our ability to attract and retain qualified compliance personnel. While we maintain systems and procedures designed to ensure that we comply with applicable laws and regulations, violations could still occur. Some legal and regulatory frameworks provide for the imposition of fines or penalties for non-compliance even though the non-compliance was inadvertent or unintentional and even though systems and procedures reasonably designed to prevent violations were in place at the time. There may be other negative consequences resulting from a finding of non-compliance, including restrictions on certain activities. Such a finding may also damage our reputation and our relationships with regulators and could restrict the ability of institutional investment managers to invest in our securities.

We may not be able to obtain or maintain all necessary licenses, permits and approvals and to make all necessary registrations and filings for our activities in multiple jurisdictions and related to residents therein, especially in China or otherwise related to PRC residents.

We operate in a heavily-regulated industry which requires various licenses, permits and approvals in different jurisdictions to conduct our businesses. Our customers include people who live in jurisdictions where we do not have licenses issued by the local regulatory bodies. It is possible that authorities in those jurisdictions may take the position that we are required to obtain licenses or otherwise comply with laws and regulations which we believe are not required or applicable to our business activities. If we fail to comply with the regulatory requirements, we may encounter the risk of being disqualified for our existing businesses or being rejected for renewal of our qualifications upon expiry by the regulatory authorities as well as other penalties, fines or sanctions. In addition, in respect of any new business that we may contemplate, we may not be able to obtain the relevant approvals for developing such new business if we fail to comply with the relevant regulations and regulatory requirements. As a result, we may fail to develop new business as planned, or we may fall behind our competitors in such businesses.

In addition, a significant portion of our technology research and development, management, supporting and other teams are based in China and substantially all of our customers are Chinese speaking people including PRC citizens. Our PRC subsidiaries and VIEs work closely with and provide significant supporting services for our trading platform outside of China as well as teams in New Zealand, Hong Kong, Singapore, the United States and Australia. In the opinion of our PRC legal counsel, our current supporting activities in China do not require a securities brokerage license or permit under the existing PRC securities laws and regulations. However, new laws and regulations in connection with our business activities may be adopted from time to time. There may be substantial uncertainties regarding the interpretation and application of current or any future PRC laws and regulations applicable to our business and that the PRC government or other governmental authorities may ultimately take a view that is inconsistent with the opinion of our PRC legal counsel. For instance, if certain of our activities in China were deemed by relevant regulators as provision of securities brokerage services, future brokerage services, securities or futures investment consulting services or stock option brokerage business, we might be subject to licensing requirements from the China Securities Regulatory Commission (“CSRC”).

In July 2016, the CSRC posted an investor alert on its website warning investors that except for certain investment channels approved by the CSRC under the PRC laws, the CSRC has not approved any domestic or foreign institutions to provide services for domestic investors to participate in overseas securities trading. In September 2016, we received a rectification notice issued by the Beijing branch of the CSRC. Following such notice, we took certain rectification measures in order to comply with the requirements set forth therein, and we provided written responses to such authority promptly. We communicate with the Beijing branch of the CSRC from time to time to ensure our business follow their requirements. As of the date of this report, we have not received further written rectification requirements from the CSRC. For more details of the notice and our rectification measures, please see Item 4.B “Business Overview —PRC Regulations Relating to Securities and Futures Brokerage Business.” However, we cannot assure you that we will not be subject to further investigation or scrutiny from regulators even though we had not yet received any negative opinion or penalty for the activities of our PRC entities or services provided to PRC investors so far. If we are required to make further rectifications, our business and financial condition could be materially and adversely affected. If we fail to receive required permits in a timely manner or at all, or obtain or renew any permits and certificates, we may be subject to fines, confiscation of the gains derived from our non-compliant activities, suspension of our non-compliant activities or claims for compensation of any economic loss suffered by our customers or other relevant parties.

If our internal control over financial reporting or our disclosure controls and procedures are not effective, we may not be able to accurately report our financial results, prevent fraud or file our periodic reports in a timely manner.

With respect to future annual reports, we will be required to include a management report on our internal control over financial reporting that contains management’s assessment of the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over our financial reporting is not effective. Moreover, when we are no longer an emerging growth company under the federal securities laws, our independent registered public accounting firm will be required to issue an attestation report on the effectiveness of our internal control over financial reporting. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may conclude that there are material weaknesses or significant deficiencies with respect to our controls or the level at which our controls are documented, designed, operated or reviewed. Material weaknesses were once identified by our auditor in the past and may be identified during the audit process or at other times.

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal control and procedures over financial reporting. In the course of auditing our consolidated financial statements for 2017, 2018, and 2019, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting and other control deficiencies for the fiscal years ended December 31, 2017, 2018 and 2019. As defined in the standards established by the U.S. Public company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected in a timely manner. A “significant deficiency” is a deficiency, or a combination of deficiencies, in internal controls over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for the oversight of the company’s financial reporting.

The material weaknesses identified related to (i) insufficient accounting personnel with appropriate knowledge of U.S. GAAP and lack of comprehensive accounting policies and procedures in accordance with U.S. GAAP, and (ii) lack of a systematic risk assessment process over financial reporting. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting. Once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

We have taken steps to remedy the identified material weaknesses, and we will continue to implement measures to remedy our internal control deficiencies in order to meet the requirements imposed by Section 404. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting.

During the course of documenting and testing our internal control procedures, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

Violations of the relevant SAFE rules and regulations may give rise to regulatory inquiries, investigations or other actions, which may disrupt our business and could materially and adversely impact our results of operations and financial condition.

Most of our customers are PRC citizens resident in China and are therefore subject to the restrictions imposed by the applicable rules and regulations promulgated by the State Administration of Foreign Exchange, or the SAFE, regarding the conversion of Renminbi into foreign currencies and the remittance and use of such funds outside China. Under the current PRC foreign exchange regulations, each PRC citizen is permitted to convert up to an aggregate of US$50,000 equivalent Renminbi each year for appropriate personal use. Such appropriate use does not include direct investment into secondary stock markets. PRC citizens who intend to convert U.S. dollars exceeding such quota are required to go through additional application and review procedures with the relevant commercial banks designated by the SAFE. Despite our emphasis on our customers’ compliance with the relevant rules and regulations in the agreements with customers on our platform, we cannot assure you that our customers will follow the rules and regulations and the provisions in our agreements at all times. Any misbehavior or violation of our customers of applicable laws and regulations could lead to regulatory inquiries and investigations that involve us, which may affect our prospects.

In connection with our customers’ transfer of funds, in March 2016, we received a notice from the SAFE requiring us to review and report situations regarding our customers’ account opening and fund transfers on our platform. Thereafter, the regulator conducted an onsite inspection collecting information on our customers’ compliance with the relevant SAFE rules and regulations since the inception of our business. We submitted the relevant materials as requested by the regulator by the end of March 2016. In December 2016, the SAFE made another visit to our company and we submitted some additional documents per its requirements. As of the date of this report, we have not received any further inquiries or notices from the SAFE regulators. For more details of the notice aforementioned and our measures in response thereto, please see Item 4.B “Business Overview—PRC Regulations Relating to the Individual Foreign Exchange.” Since the PRC authorities and the commercial banks designated by the SAFE to conduct foreign exchange services have significant amount of discretion in interpreting, implementing and enforcing the relevant foreign exchange rules and regulations, and for many other factors that are beyond our control and anticipation, we may face more severe consequences, including but not limited to being asked to take additional and burdensome measures to monitor the source and use of the foreign currency funds in the accounts of our customers or suspend our operations pending an investigation or indefinitely. As a result, our business, results of operations and financial condition may be materially and adversely affected.

Any future change in the regulatory and legal regime for the securities brokerage industry may have a significant impact on our business model.

Firms in the securities brokerage industry have been subject to an increasingly regulated environment over recent years, and penalties and fines sought by regulatory authorities have also increased. This regulatory and enforcement environment has created uncertainties with respect to various types of products and services that historically had been offered by us and that were generally believed to be permissible and appropriate. Our model of operation and profitability may be directly affected by legislative changes in rules promulgated by government agencies and self-regulatory organizations in various jurisdictions that oversee our businesses, and changes in the interpretation or enforcement of existing laws and rules, such as the potential imposition of transaction taxes.

In addition, to continue to operate and expand our services internationally, we may have to comply with the regulatory controls of each jurisdiction where we conduct, or intend to conduct business, the requirements of which may not be clearly defined. The varying compliance requirements of these different regulatory jurisdictions, which are often unclear, may limit our ability to continue existing international operations and further expand our business internationally. For example, we face significant legal uncertainties as to whether the CSRC would require us to get certain licenses or permits relating to our activities in China given the fact that most of our technology, customer services and administrative teams are based in China, or whether the CSRC would view our current or previous business operations in China as non-compliant with the relevant regulatory regime. See “—We may not be able to obtain or maintain all necessary licenses, permits and approvals and to make all necessary registrations and filings for our activities in multiple jurisdictions and related to residents therein, especially in China or otherwise related to PRC residents.” We could be subject to disciplinary or other actions in the future due to claimed or deemed non-compliant, which could have a material adverse effect on our business, financial condition and results of operations as further described under “—Non-compliance with applicable laws in certain jurisdictions could harm our business, reputation, financial condition and results of operations.”

Accusations or claims against us may adversely affect our business operations and reputation.

We have been involved in cases or claims such as infringements upon reputation and intellectual property rights allegedly conducted by users on our platform, and portraiture right infringements based on the fact that we list some of our shareholders on our website. For other examples, please see “—We may not be able to obtain or maintain all necessary licenses, permits and approvals and to make all necessary registrations and filings for our activities in multiple jurisdictions and related to residents therein, especially in China or otherwise related to PRC residents.” Although the records of investigations or accusations did not necessarily lead to sanctions against us in a direct way, these historical records might be accessed online or offline, which could adversely affect our business operations and reputation, and thus further affect our progress if we decide to enter into new markets in these jurisdictions.

A substantial portion of our business currently relies on collaboration with our primary clearing agent, Interactive Brokers. Our business will be adversely impacted if we are unable to maintain our relationship with Interactive Brokers.

We currently rely on Interactive Brokers to execute, settle and clear a substantial portion of the trades of the U.S. and Hong Kong stocks and other financial instruments, and to comply with certain federal, state and other laws, as discussed more fully in Item 4.B “Business Overview—Our Core Products and Services—Brokerage Services.” For the years ended December 31, 2017, 2018 and 2019, 99.5%, 96.8% and 78.4% of our total net revenues were executed and cleared by Interactive Brokers. For consolidated accounts, the information of which is not fully disclosed to Interactive Brokers, we receive commission fees and direct a pre-determined portion to Interactive Brokers. For fully disclosed accounts, every time Interactive Brokers executes and clears a trade, it collects the commissions, deducts its pre-determined portion and returns the rest of the commission fees to us. Customers can also trade on margin and short sell securities on our trading platform. We generate interest income arising from margin financing offered by us to consolidated account customers and earn financing service fees related to the margin financing provided by Interactive Brokers to fully disclosed account customers.

Our agreements with Interactive Brokers are non-exclusive and do not prohibit Interactive Brokers from working with our competitors or from offering competing services. Interactive Brokers currently offers execution and clearing services for other online brokerage platforms and other alternative brokers and also offers competing services on its own. Interactive Brokers could view that working with us is not in its best interest and hence decide to enter into exclusive or more favorable relationships with our competitors. In addition, Interactive Brokers may not perform as expected under our agreements including potentially being unable to accommodate our projected growth in customer base and trading volume. We could in the future have disagreements or disputes with Interactive Brokers or other clearing agents, which could negatively impact or threaten our relationship.

Interactive Brokers is subject to oversight by the SEC, the FINRA, the Board of Governors of the Federal Reserve System and other regulatory authorities in the U.S. and other jurisdictions and must comply with complex rules and regulations, licensing and examination requirements. We are an “introducing broker” to Interactive Brokers for fully disclosed accounts, and as such, we are subject to audit by Interactive Brokers and the FINRA with respect to our proprietary and customer accounts and are required to maintain such account information in such a manner as to enable Interactive Brokers and FINRA to specifically identify the accounts from our platform. We have broad indemnification obligations and exposure under our agreements with Interactive Brokers related to the actions and inactions involving the consolidated accounts and fully disclosed accounts or other activities under the agreements with Interactive Brokers.

In the event that our relationship with Interactive Brokers deteriorates, we may need to enter into alternative arrangements with different clearing agents. If Interactive Brokers were to suspend, limit or cease its operations or our relationship with Interactive Brokers were to otherwise terminate, we would need to implement a substantially similar arrangement with another clearing agent or curtail our operations. To date, we have not frequently used any other backup clearing agents for execution and clearing services to the extent we use Interactive Brokers. Our relationships with such clearing agents are subject to a number of risks and may be subject to change or termination with appropriate notice.

We believe that our relationship with Interactive Brokers is critical to our business. If we need to enter into alternative arrangements with a different clearing agent to replace our existing arrangements, we may not be able to negotiate a favorable alternative arrangement. Transitioning to a new clearing agent is time-consuming and may affect the user experience or, if our platform becomes inoperable, may result in our inability to facilitate trades through our platform. We would also need to comply with applicable laws regarding execution and clearing services, which would be costly and time-consuming. If we are unsuccessful in maintaining our relationships with Interactive Brokers, our operating cost and expenses might increase, which may materially and adversely affect our financial condition and results of operations.

If we are unable to develop a diverse customer base and offer new and innovative products and services, our business, financial condition and results of operation may be negatively impacted.

Historically, we generated a significant portion of revenues through the provision of online brokerage services including commissions for execution of trades and interest income or financing service fees arising from or related to margin financing for our customers. Key success factors of the online brokerage industry include expansion of products and services that add value to customers, acquisition of licenses in different jurisdictions and enhancement of user experience. We intend to continue strengthening the innovation, security, efficiency and effectiveness of our brokerage services, including our user-friendly interface, comprehensive functionalities and customer service capabilities and to expand our service offerings to small and medium-sized institutional customers and increase the proportion of revenues generated from them. We have developed customized application programming interface, or API, for our institutional customers. As institutional customers tend to trade more consistently and demand a wider spectrum of services as compared to individual investors, we strive to foster long-term partnerships with them and to grow our revenue streams substantially as a result of greater number of institutional customers utilizing our trading platform and services.

We also plan to continue integrating value-added services, including asset management and wealth management services as well as institutional and corporate services to improve popularity and enhance customer stickiness and increase revenue streams. We aim to provide asset management and wealth management services to a greater number of high net worth individuals as well as institutional and corporate customers. As we create more types of asset management and wealth management services, we expect to attract more institutional and corporate customers to engage us to provide such services and in turn generate more revenues. We expect our operating cost and expenses to continue to increase as we provide more innovative and effective products and services. If we are unable to develop sufficient institutional and corporate customers as we expect, our business, financial condition and results of operation may be adversely affected.

If we are unable to operate in a cost-effective manner our results of operation may be negatively impacted.

Our ability to control costs and expenses relating to our operations affects our profitability. With the expansion of our business, we expect our operating cost and expenses to continue to increase, including employee compensation and benefits, marketing and branding and other costs and expenses. The salary level in the fintech industry in and outside China has generally increased in recent years, and we offer competitive wages and other benefits to recruit and retain quality professionals. Employee compensation and benefits (excluding share-based compensation) increased from US$11.6 million in 2017 to US$21.5 million in 2018, and further increased to US$31.7 million in 2019. In addition, we utilize various marketing tools, including branding on online channels, collaborating with business partners, hosting branding events and circulating branding materials, to attract new customers, retain our existing customers and increase our revenues. Our marketing and branding expenses were US$6.3 million, US$10.5 million and US$7.1 million in 2017, 2018 and 2019, respectively, accounting for 37.1%, 31.4% and 12.1%, respectively, of our total revenues for the same periods. Despite the increases in operating cost and expenses, the marginal costs for the business expansion have been decreasing and the growth of our revenues has greatly outpaced the increase in operating cost and expenses. If we are unable to operate in a cost-effective manner, our results of operations may be negatively impacted.

We rely on a number of external service providers for certain key market information and data, technology, processing and supporting functions.

We rely on a number of external service providers for certain key market information and data, technology, processing and supporting functions. These include the services of market makers, exchanges and Interactive Brokers and other clearing agents and clearinghouses to execute and settle customer orders. We primarily contract with Interactive Brokers for execution and clearing of customer trades. Furthermore, external content providers provide us with financial information, market news, charts, option and stock quotes and other fundamental data that we offer to customers. These service providers face technical, operational and security risks of their own. Any significant failures by them, including improper use or disclosure of our confidential customer, employee or company information, could interrupt our business, cause us to incur losses and harm our reputation. Particularly, we have contracted with Nasdaq, New York Stock Exchange and a few other institutions to allow our customers to access real-time market information data, which are essential for our customers to make their investment decisions and take actions. Any failure of such information providers to update or deliver the data in a timely manner as provided in the agreements could lead to potential losses of our customers, which will in turn affect our business operations and reputation.

We cannot assure that the external service providers will be able to continue to provide these services to meet our current needs in an efficient and cost-effective manner, or that they will be able to adequately expand their services to meet our needs in the future. Some external service providers have assets that are important to the services they provide us located outside the United States, and their ability to provide these services is subject to risks from unfavorable political, economic, legal or other developments, such as social or political instability, changes in governmental policies or changes in the applicable laws and regulations.

An interruption in or the cessation of service by any external service provider as a result of system failures, capacity constraints, financial constraints or problems, unanticipated trading market closures or for any other reason and our inability to make alternative arrangements in a smooth and timely manner, if at all, could have a material adverse effect on our business, results of operations and financial condition.

Further, disputes might arise out of or in connection with the agreements regarding our or the service providers’ performance of the obligations thereunder. To the extent that any service provider disagrees with us on the quality of the products or services, terms and conditions of the payment or other provisions of such agreements, we may face claims, disputes, litigations or other proceedings initiated by such service provider against us. We may incur substantial expenses and require significant attention of management in defending against these claims, regardless of their merit. We could also face damages to our reputation as a result of such claims, and our business, financial condition, results of operations and prospects could be materially and adversely affected.

We are dependent upon the cooperation agreements with a few third party platforms for a portion of our revenues and customers.

We enter into revenue-sharing arrangements with third party platforms, pursuant to which those platforms allow us to interface with their own customers and receive a percentage of the fees paid by those customers who have transacted through our platform. Our agreements with those platforms typically have a term of one to three years. There can be no assurance that our agreements with them will be extended or renewed after their respective expiration or that we will be able to extend or renew such agreements on terms and conditions favorable to us. If any of the important platforms breaches its obligations under any of these agreements or refuses to extend or renew it when the term expires, we may lose all or a portion of the customer base of its network or we may not be able to continue to acquire new customers through that platform. Any termination or deterioration of our relationship with an important platform, and any extension or renewal after the respective initial term of these agreements on terms and conditions less favorable to us would have a material adverse effect on our business, financial condition and results of operations.

We may pursue acquisitions or joint ventures that could present unforeseen integration obstacles, incur unpredicted costs or may not enhance our business as we expected.

We have made a few selective acquisitions recently to expand our business into new areas and jurisdictions. We may in the future continue to pursue acquisitions and joint ventures as part of our growth strategy. Any future acquisition or joint venture may result in exposure to potential liabilities of the acquired companies, significant transaction costs and present new risks associated with entering additional markets or offering new products and integrating the acquired companies or newly established joint ventures. Potential liabilities may arise from deficiencies in due diligence findings and deficient past track record results. For instance, in November 2018, Tiger Fintech Holdings completed the acquisition of 100% of the equity interests in US Tiger Securities, Inc. In July 2019, Tiger Fintech Holdings, Inc. completed its acquisition of 100% of the equity of Marsco Investment Corporation (“Marsco”), a U.S online broker service platform that focuses on empowering self-directed investors with necessary tools to manage their portfolios. Such acquisitions made to expand our business, facilities and workforce will also involve costs and risks, such as potential labor disputes and compliance costs and risks. And there can be no assurance that we will be able to grow our acquired or invested businesses, or realize returns, benefits of synergies and growth opportunities we expect in connection with such acquisitions.

Moreover, we may not have sufficient management, financial and other resources to integrate companies we acquire or to successfully operate joint ventures and we may be unable to profitably operate our expanded company structure. Additionally, any new business that we may acquire or joint ventures we may form, once integrated with our existing operations, may not produce expected or intended results.

Our business may be harmed by global events beyond our control, including overall slowdowns in securities trading. Our revenues and profitability depend on trading volume and are prone to significant and unpredictable fluctuations.

Like other brokerage and financial services firms, our business and profitability are directly affected by elements that are beyond our control, such as economic and political conditions, broad trends in business and finance, changes in volume of securities transactions, changes in the markets in which such transactions occur and changes in how such transactions are processed. A weakness in equity markets, such as a slowdown causing reduction in trading volume in the United States and Hong Kong stocks and other financial instruments, has historically resulted in reduced transaction revenues and would have a material adverse effect on our business, financial condition and results of operations. For example, the highly volatile market conditions in March 2020 relating in part to COVID-19 and reductions in oil prices caused some of our clients to experience financial losses. If we are unable to collect fees from, or recover margin loans made to, our clients as a result, our financial condition and results of operations may be adversely affected. Additionally, certain market participants may be overleveraged, which may exacerbate the effects of market volatility. In case of sudden, large price movements, such market participants are more likely to be unable to meet their obligations to brokers who, in turn, may not be able to meet their obligations to their counterparties. As a result, the financial system or a portion thereof could collapse, and the impact of such an event could be catastrophic to our business.

Our revenues depend substantially on our customers’ trading volume, which is influenced by the general trading activities in the securities trading market. Securities trading faces competition from other investment products, such as wealth management products and peer-to-peer lending. These alternative investment products may divert investors from or reduce their activity levels in securities trading, which may adversely affect our trading volume, revenues and business.

In addition, general trading activities in our industry are also directly affected by factors such as economic and political conditions, macro trends in business and finance, investors’ interest level in securities trading and legislative and regulatory changes. Any of these factors or other factors may reduce the trading activity level in securities trading industry and adversely affect our business and results of operations and cash flows. Events in global financial markets in recent years resulted in substantial market volatility and increased customer trading volume. However, any sustained downturn in general economic conditions or global equity markets could result in reduced customer trading volume and revenues. Severe market fluctuations or weak economic conditions could reduce our trading volume and revenues and have a material adverse effect on our profitability. As a result, period to period comparisons of our revenues and operating results may not be meaningful, and future revenues and profitability may be subject to significant fluctuations or declines.

Our business may be adversely affected by the COVID-19 pandemic.

The COVID-19 pandemic, and the protective actions that we have taken and may take in the future in response to COVID-19 pandemic, have resulted in business and operational disruption. Our management team is principally located in Beijing, China and Auckland, New Zealand and U.S. A significant portion of our technology research and development and services, supporting and other teams are based in Beijing, China. Most of our data centers are located in Hong Kong and Beijing, China. The COVID-19 pandemic has caused, and may continue to cause, us and certain of our business partners to implement temporary adjustment of work schemes allowing employees to work from home and adopt remote collaboration. This pandemic has also caused the restrictions on our employees’ ability to travel. In addition, the major stock exchanges our operations rely on are in the U.S. and Hong Kong. Our operations could also be severely disrupted if the exchanges we operate on continue to be affected by COVID-19. More broadly, pandemic has dampened investor and business confidence in the regions where we operate, including China. This outbreak has caused some of our clients to delay their IPOs, for which we are serving as underwriter. Additionally, equity indices have reacted extremely negatively to the continued global spread of COVID-19, resulting in significantly increased volatility in the markets generally. A prolonged pandemic could further depress the equities market and lead to future additional trade disruptions. The extent to which COVID-19 impacts our results will depend on many factors and future developments, which are highly uncertain and unpredictable.

Attrition of customer accounts and failure to attract new accounts could have a material adverse effect on our business, financial condition and results of operations.

Our customer base mainly comprises of individual customers. Although we offer services designed to educate, support and retain our customers, our efforts to attract new customers or reduce the attrition rate of our existing customers may not be successful. The number of customers on our trading platform depends on the usability and popularity of our trading platform as well as the industry outlook of the online brokerage business. Our customers’ trading volume is directly influenced by the demand for trading by individual investors, which is affected by the general social and economic conditions, as well as individual investors’ preference for the choice of investment products. In addition, customers’ trading activities are influenced by the trading price volatility of the relevant products.

Additionally, we have a large and highly engaged customer base, which drives our revenue growth. Our ability to continue to effectively maintain and expand our customer base will affect the growth of our business and our revenues going forward. Our total customer accounts increased from 204,965 as of December 31, 2017 to 502,352 as of December 31, 2018 and further increased to 649,016 as of December 31, 2019. The significant increase in total customer accounts led to the rapid growth in our revenues, which increased by 98.0% from US$16.9 million in 2017 to US$33.6 million in 2018, and further increased by 74.8% to US$58.7 million in 2019. Furthermore, the level of customer engagement affects our commissions, interest income and financing service fees. Trading volume increased from US$63.3 billion in 2017 to US119.2 billion in 2018 and US$99.8 billion in 2019. Our ability to expand our customer base, including expansion into new markets including the United States, Australia, Hong Kong, Singapore and India, as well as maintain and enhance customer engagement, depends on, among other things, our ability to continuously provide comprehensive and user-friendly online trading experience. If we were unable to maintain or increase our customer retention rates or generate new customers in a cost-effective manner, our business, financial condition and results of operations would likely be adversely affected. Historically, we incurred US$6.3 million, US$10.5 million and US$7.1 million in marketing and branding expenses, representing 37.1%, 31.4% and 12.1% of our total revenues in 2017, 2018 and 2019, respectively. Although we have spent significant financial resources on marketing expenses and plan to continue doing so, these efforts may not be cost-effective to attract new customers. We cannot assure you that we will be able to maintain or grow our customer base in a cost-effective way. If we are unable to maintain high quality services, or maintain or reduce our service fee rate, or introduce new products and services, we may fail to attract new customers or lose our existing customers, which could adversely affect our growth and profitability.

If we are unable to earn commissions for brokerage services and interest income or financing service fees for margin financing, our results of operation may be negatively impacted

We charge commission fees for the brokerage services we deliver to our customers. We also earn interest income or financing service fees arising from or related to margin financing provided by ourselves or third parties to our customers for trading activities. Our ability to earn commission fees, interest income or financing service fees largely depends on the number of customers on our trading platform and their trading volume. Additionally, our ability to extend margin financing to our customers largely depends on the amount of funds we can allocate internally and obtain from external sources, such as potential borrowings on revolving credit facilities. In connection with the significant growth in our consolidated account customers, we expect to generate more interest income from margin financing offered to our customers. If we are unable to extend margin financing and earn commission fees, interest income or financing service fees, our results of operations may be adversely affected. Additionally, market volatility or declines may cause our clients to experience losses, which may result in a higher rate of client defaults. If we are unable to recover funds due from our clients, our results of operations and financial condition will be adversely affected.

Failure to comply with regulatory capital requirements set by local securities regulatory authorities and agencies could materially and negatively affect our financial condition and results of operations.

Our major operating subsidiary Tiger Brokers (NZ) Limited is currently registered in New Zealand to provide brokerage services. Our subsidiary US Tiger Securities, Inc. is a registered broker-dealer in the United States. Wealthn LLC, another of our subsidiaries, is a registered investment advisor in the United States and a member of the National Futures Association, or the NFA. Stringent rules with respect to the maintenance of specific levels of net capital by securities broker-dealers or investment advisory firms have been adopted by many regulatory authorities and agencies such as the NZX, the SEC, the FINRA, the U.S. Commodity Futures Trading Commission, or the CFTC, and the NFA. For example, net capital is generally a measure of a broker-dealer or investment advisor’s readily available liquid assets, reduced by its total liabilities other than approved subordinated debt.

As an accredited and authorized NZX market participant, Tiger Brokers (NZ) Limited is contractually obliged to adhere to the terms and conditions of the NZX participant rules at all times. The rules set out the requirements for calculating, recording, reporting and complying with the NZX capital adequacy requirements. Generally, the NZX’s minimum net current tangible assets requirement is NZ$0.5 million. However, we might be subject to a higher requirement depending on the risk exposures with our available liquid capital taken into consideration. Our prescribed minimum capital adequacy is the higher of the minimum net current tangible assets or the total risk requirement, being all the current exposures associated with our business. The rules also require us to at all times maintain the net current tangible assets at a level no lower than the prescribed minimum capital adequacy, and to calculate and record on each business day our net current tangible assets as a percentage of our prescribed minimum capital adequacy by the end of the following business day. For more details, please see Item 4.B. “Business Overview—Risk Management—Trading-Related Risks.”

US Tiger Securities, Inc. must comply with the SEC’s net capital requirements, by which its current financial health is measured by assessing its liquidity against the risks where it has exposure. At all times US Tiger Securities, Inc. must maintain its net capital requirements, at a level equal to, or greater than, the prescribed minimum capital. US Tiger Securities, Inc. must maintain a minimum net capital requirement in compliance with the SEC Rule 15c3-1 as well as comply with the SEC Rule 17a-11 and the “early warning levels” for net capital requirements contained therein.

If we fail to comply with applicable New Zealand and U.S. capital adequacy requirements, we will be forced to suspend our business operations until such time as we have injected enough capital to comply with applicable rules and regulations. For example, failure to comply with the capital adequacy requirement, or failure to record the daily capital adequacy calculation, could result in the NZX taking measures to increase our reporting requirements or restrict our service provision until the situation is remedied to its satisfaction. Additionally, the regulators could suspend or revoke our registration, expel us from membership, or impose censures, fines or other sanctions. If the net capital requirements are changed or expanded, or if there is an unusually large charge against net capital, then our operations that require capital could be limited, and we may not be able to pay dividends. A large operating loss or charge against net capital could have a material adverse effect on our ability to maintain or expand our business.

We face risks related to our status as an anti-money laundering reporting entity in New Zealand and if the Financial Markets Authority finds fault with our AMLCFT programs and engages in enforcement actions against us, our business and reputation may be adversely affected.

Tiger Brokers (NZ) Limited (“TBNZ”) was visited by the FMA for an Anti-Money Laundering/Combating the Financing of Terrorism (“AMLCFT”) inspection in October 2019. The FMA report of the inspection was received in December 2019 and then in April 2020, FMA had issued a formal public warning, being of the opinion that TBNZ had breached some of its AMLCFT obligations. The FMA provided a list of remedial actions which TBNZ must complete to ensure compliance with the AMLCFT legislation. TBNZ must complete all actions required in the public warning by September 30, 2020 or such other date as agreed to in writing by the FMA. The FMA have not indicated that any additional enforcement measures are contemplated at the moment. We submitted the plan to the FMA on April 17, 2020 according to the requirements of the FMA describing how and when it will amend the issues to become compliant and we are still waiting for the responses from the FMA up to date. A formal warning is one of a selection of enforcement actions that the FMA may take to achieve their statutory objectives of maintaining open, transparent and efficient capital markets. Warning letters are at the lower level of enforcement action and are used where the FMA is of the opinion that there has been or is likely to have been a contravention of the legislation, but no greater sanction is justified. Nonetheless, failure to appropriately address these issues could face enforcement actions by the FMA which may adversely affect our reputation and business.

Failure to comply with applicable rules and regulations relating to segregation of customer funds may have a material adverse effect on our business, results of operations, financial condition, or reputation.

Certain of our subsidiaries are subject to rules and regulations relating to the segregation of customer funds from our internal funds, set by local securities regulatory authorities and agencies, in the jurisdictions in which they operate. For example, TBNZ is subject to such rules in New Zealand. If we fail to segregate our customer funds from our internal funds in accordance with applicable rules and regulations, we may be subject to regulatory action including private or public censure, fines, or other legal action, which may have an adverse effect on our business, financial condition, or reputation. As we increase the number of consolidated accounts, we also expect cash segregated for regulatory purposes and payables to customers on our balance sheet to increase significantly.

A failure in our information technology, or IT, systems could cause interruptions in our services, undermine the responsiveness of our services, disrupt our business, damage our reputation and cause losses.

Our IT systems support all phases of our operations, including marketing, customer development and the provision of customer support services, and are an essential part of our technology infrastructure. Our technology infrastructure and compliance capabilities are critical for us to offer high quality products and services as well as to retain and attract users and customers. They also enable us to facilitate secure, fast and cost-efficient financial transactions on our platform. We must continue to upgrade and expand our technology infrastructure and to strengthen our compliance system to keep pace with the growth of our business and to develop new features and services for our users and customers. With the continuous improvement of our technology infrastructure and compliance capabilities, we are able to serve more consolidated accounts. In 2016 and 2017, all or substantially all of the accounts on our trading platform were fully disclosed accounts pursuant to which we record commissions after Interactive Brokers deducted the execution and clearing expenses and returned the rest of the commission fees to us. In 2018 and 2019, a rapid growth was witnessed in the number of consolidated accounts. In connection with the growth of consolidated accounts, we expect our revenues to increase because the revenues for consolidated accounts are recognized on a gross basis including the full amount paid by customers while the revenues for fully disclosed accounts are recognized on a net basis after deducting the execution and clearing expenses paid to Interactive Brokers. On the other hand, we expect our operating costs and expenses to increase as well due to the increase in execution and clearing expenses paid to Interactive Brokers. We also expect cash segregated for regulatory purposes and payables to customers on our balance sheet to increase significantly as a result of such growth. We will invest more resources on customer verification, record keeping, compliance and trading-related functions for consolidated accounts whereas Interactive Brokers has been responsible for certain of these functions for fully disclosed accounts. Our ability to serve more consolidated accounts, depends on, among other things, our ability to support all aspects of customer verification, record keeping and compliance functions using our technology and human resources.

If our systems fail to perform, we could experience disruptions in operations, slower response time or decreased customer satisfaction. We must process, record and monitor a large number of transactions and our operations are highly dependent on the integrity of our technology systems and our ability to make timely enhancements and additions to our systems. System interruptions, errors or downtime can result from a variety of causes, including changes in customer usage patterns, technological failures, changes to our systems, linkages with third-party systems and power failures. Our systems are vulnerable to disruptions from human error, execution errors, errors in models such as those used for risk management and compliance, employee misconduct, unauthorized trading, external fraud, computer viruses, distributed denial of service attacks, computer viruses or cyberattacks, terrorist attacks, natural disaster, power outage, capacity constraints, software flaws, events impacting key business partners and vendors, and similar events.

It could take an extended period of time to restore full functionality to our technology or other operating systems in the event of an unforeseen occurrence, which could affect our ability to process and settle customer transactions. Moreover, instances of fraud or other misconduct might also negatively impact our reputation and customer confidence in us, in addition to any direct losses that might result from such instances. Despite our efforts to identify areas of risk, oversee operational areas involving risks, and implement policies and procedures designed to manage these risks, there can be no assurance that we will not suffer unexpected losses, reputational damage or regulatory actions due to technology or other operational failures or errors, including those of our vendors or other third parties.

While we devote substantial attention and resources to the reliability, capacity and scalability of our systems, extraordinary trading volume could cause our computer systems to operate at unacceptably slow speeds or even fail, affecting our ability to process customer transactions and potentially resulting in some customers’ orders being executed at prices they did not anticipate. Disruptions in service and slower system response time could result in substantial losses and decreased customer satisfaction. We are also dependent on the integrity and performance of securities exchanges, clearinghouses and other intermediaries to which customer orders are routed for execution and clearing. System failures and constraints and transaction errors at such intermediaries could result in delays and erroneous or unanticipated execution prices, cause substantial losses for our customers and for us, and subject us to claims from our customers for damages.

While we currently maintain a disaster recovery and business continuity plan, which is intended to minimize service interruptions and secure data integrity, our plan may not work effectively during an emergency. The information technology system failure may lead to interruption of our operations, which in turn will prevent our customers from trading and hence significantly reduce customer satisfaction and confidence in us, cause loss or reduce potential gain for our customers, or cause regulatory authorities’ investigation and penalization. Any such system failure could impair our reputation, damage our brand, subject us to claims and materially and adversely affect our business, financial condition, operating results or prospects.

If we fail to keep our technology updated as the industry evolves, our growth, revenues and business prospects may be materially and adversely affected.

Our proprietary trading platform and customer relationship management system are critical to our business operations. In order to remain competitive, our proprietary technology is under continuous development and upgrade. If we fail to keep our technology updated as needed or as fast as our competitors or in a cost-effective manner, we may lose our competitiveness against our competitors. Failure to compete may limit our service quality, lower customer confidence in us or otherwise adversely affect our business and prospects.

We may not be able to protect our intellectual property rights.

We rely on a combination of trademark, copyright, trade secret and fair business practice laws in and outside of China to protect our proprietary technology, intellectual property rights and brand. We have not registered some of the names, logos and characters of our platform and products as trademarks, which may adversely affect our reputation, business, financial condition and results of operations, if others register the same or similar terms as their own trademarks. Although we have submitted trademark applications for the names, logos and characters of our platform and products such as “Tiger Brokers”, in jurisdictions for existing and potential business, there is no guarantee that our applications will be approved by the relevant authorities. Although we have adopted strict internal policies and have entered into confidentiality and invention assignment agreements with certain of our employees and/or relevant third parties and also rigorously control access to proprietary technology, it is possible that third parties may copy or otherwise obtain and use our proprietary technology without our authorization or otherwise infringe on our rights. We may also face claims of infringement that could interfere with our ability to use technology that is material to our business operations.

We may also have to rely on litigations to enforce our intellectual property rights, protect our trade secrets, determine the validity and scope of the proprietary rights of others or defend against claims of infringement or invalidity, and may also have to attend litigation initiated against us. Any such litigation, whether successful or unsuccessful, could result in substantial costs and the diversion of resources and the attention of management, any of which could adversely affect our business. In addition, we may have to enter into royalty or licensing agreements where there can be no assurance that such licenses would be available on reasonable terms, if at all, and the settlement of these claims could have a material adverse effect on our business, financial condition and operating results.

We are subject to counterparty risk whereby defaults by parties with whom we do business can have an adverse effect on our business, financial condition and results of operations.

In our brokerage business, we are exposed to customer margin credit risk even though we automatically evaluate each account throughout the trading day and close out positions automatically for accounts that are found to be under-margined. Our policy of evaluating accounts and closing positions for accounts that are found to be underfunded may not be effective in situations in which no liquid market exists for the relevant securities or commodities or in which, for any reason, automatic liquidation for certain accounts has been disabled. If no liquid market exists or automatic liquidation has been disabled, we are subject to risks inherent in extending credit, especially during periods of rapidly declining markets. Any loss or expense incurred due to defaults by our customers in failing to repay margin loans or to maintain adequate collateral for these loans would cause harm to our business, financial condition and results of operations.

We may be subject to intellectual property claims from others and applicable administrative penalties.

We may in the future receive notices of claims for infringing upon other parties’ intellectual property rights. There can be no assurance that claims for infringement or invalidity (or claims for indemnification resulting from infringement claims) will not be asserted or prosecuted against us. To provide the user community with the latest news and online content, our community website (laohu8.com) was previously programmed to automatically collect and use certain contents provided by third parties without the appropriate authorization or license. Further, some of our users might repost the contents produced by third parties without authorization on our trading platform. The contents created by third parties and published by us or our users could lead to infringement claims. We may also be subject to administrative penalties brought by the National Copyright Administration in China or its local branches for alleged copyright infringement.

We may not be able to promptly identify and remove all contents that may infringe upon third-party rights. Moreover, some right owners might not send us a notice before bringing a lawsuit against us. Thus, our failure to identify unauthorized contents posted on our trading platform can subject us to claims for infringement of third-party intellectual property rights or other rights. Even if we can and have removed all unauthorized content and are in the process of negotiating the license or permit, pursuant to the provisions of applicable laws and regulations, we believe our past violations or infringement might still expose us to potential claims or liabilities.

We may fail to protect our platform from cyber-attacks, which may adversely affect our reputation, customer base and business.

Despite our efforts to safeguard the information of our customers, system malfunctions, employee errors, misconducts or other factors may still occur, which may lead to Internet security emergency. Our computer system, the networks we use, the networks and online trading platforms of the exchanges and other third parties with whom we interact, are potentially vulnerable to physical or electronic computer break-ins, viruses and similar disruptive problems or security breaches. A party that is able to circumvent our security measures could misappropriate proprietary information or customer information, jeopardize the confidential nature of the information we transmit over the Internet and mobile network or cause interruptions in our operations. Also see “—Risks Related to Our Business and Industry—If we fail to protect customer data and privacy, our reputation, financial condition and results of operations will be materially and adversely affected.” We or our service providers may be required to invest significant resources to protect against the threat of security breaches or to alleviate problems caused by any breaches. To the extent that our activities involve the storage and transmission of proprietary information and personal financial information, security breaches could expose us to risks of financial loss, litigation and other liabilities. Any of these events, particularly if they result in a loss of confidence in our services, could have a material adverse effect on our reputation, business, financial condition and results of operations.

If we fail to protect customer data and privacy, our reputation, financial condition and results of operations will be materially and adversely affected.

We are dependent on information technology networks and systems to securely process, transmit and store electronic information and to communicate among our locations and with our customers and partners. Due to the volume and sensitivity of the personal information and customer data we manage and the nature of our brokerage services and ESOP management services, the security features of our platform and information systems are critical.

We have adopted security policies and measures, including encryption technology, to protect our proprietary data and customer’s privacy. All customer and transaction data are saved in our own database and operating systems. Only database administrators with the proper authorization have access to the database. In addition, all employees should sign non-disclosure agreements when they join and leave our company. However, we cannot guarantee our employees will not breach the non-disclosure agreements in the future. Further, as the breadth and complexity of the infrastructure of our platform continues to grow, the potential risk of system breakdown or function failure increases and it is the same for the potential risk of security breaches and cyber-attacks such as viruses, malware or phishing attempts by cyber criminals or other wrongdoers seeking to steal our customer’s data for financial gain or to harm our business operations or reputation. Further, if any person, including any of our employees, negligently disregards or intentionally breaches our established controls with respect to customer data, or otherwise mismanages or misappropriates that data, we could be subject to significant monetary damages, regulatory enforcement actions, fines or even criminal prosecution in one or more jurisdictions. Unauthorized disclosure of sensitive or confidential customer data, whether through system failure, employee negligence, fraud or misappropriation, could damage our reputation and cause us to lose customers. Cyber-attacks could also adversely affect our operating results, consume internal resources, and result in litigation or potential liabilities for us and otherwise harm our business. We have received several complaints from our customers regarding the leakage of their personal information. Although we have conducted investigation on such leakage, we cannot guarantee that there will not be other similar incidents and complaints. Further, our security management programs are reviewed annually, and therefore, we cannot ensure that such programs will be updated promptly.

In addition, by virtue of third party channels, our corporate customers utilize our technology to serve their own customers. Consequently, any leak or abuse of customer data by our third party channels may be perceived by the customers as a result of our failure to protect the customer data and privacy. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, could cause our customers to lose trust in us and could expose us to legal claims.

A growing number of legislative and regulatory bodies have adopted consumer notification requirements in the event of unauthorized access to or acquisition of certain types of personal data. Such breach notification laws continue to evolve and may be inconsistent from one jurisdiction to another, which might become a particular concern as we accelerate our international expansion. In addition, laws and regulations in certain jurisdictions impose specific regulatory requirements on cross border transmission of important personal data. For instance, the Cyber Security Law of the PRC, which was promulgated by the Standing Committee of the National People’s Congress, or the SCNPC and became effective on June 1, 2017, requires operators of key information infrastructures, which include, among others, public communications and information service and financial industry and other important industries and fields, shall store personal information and important data gathered and produced during operations in China within the territory of China. Where such information and data need to be transmitted overseas based on commercial demand, a security assessment shall be conducted in accordance with the measures formulated by the national cyberspace administration authority in concert with the relevant departments under the State Council. However, there are no detailed measures published on how such security assessment shall be conducted. Although all of the data centers used for our brokerage service are located overseas, we have several servers located in China to provide user community support and market information. We might need to transmit certain personal data between different locations, and since such data are used for financial services, we might be subject to security assessment requirements as set forth in the Cyber Security Law of the PRC. In addition, we are subject to domestic and international laws relating to the collection, use, retention, security and transfer of personally identifiable information among us and our international subsidiaries. Non-compliance could result in significant penalties or legal liability. Foreign data protection, privacy, and other laws and regulations can impose different obligations or be more restrictive that those in mainland China. Regulatory authorities around the world are considering a number of legislative and regulatory proposals concerning data protection. Also, the interpretation and application of consumer and data protection laws in the U.S., Europe and elsewhere are often uncertain. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data practices. These legislative and regulatory proposals, if adopted, and such interpretations could, in addition to the possibility of fines, result in an order requiring that we change our data practices, which could have an adverse effect on our business and results of operations. For example, the General Data Protection Regulation (GDPR), which came into application in the European Union (EU) on May 25, 2018, applies to all of our activities conducted from an establishment in the EU or related to products and services that we offer to EU users. The GDPR created a range of new compliance obligations, which could cause us to change our business practices, and significantly increased financial penalties for non-compliance.

We cannot assure that the measures we currently adopt to assess the personal data security could satisfy the requirements of the relevant governmental authorities or any future measures when published. Further, to comply with those obligations will incur substantial costs and could increase negative publicity surrounding any incident that compromises user data. Although we have made substantial efforts to ensure our compliance with the applicable privacy regulations in various jurisdictions, we may not be capable of adjusting our internal policies in a timely manner and any failure to comply with applicable regulations could also result in regulatory enforcement actions against us.

We face risks related to potential insider trading, money laundering and securities fraud conducted by our customers which we cannot fully eliminate.

Although our customer agreements require customers to acknowledge that they will observe all insider trading, money laundering and securities fraud laws and regulations in applicable jurisdictions and to assume liabilities for all restrictions, penalties and other responsibilities arising from conducts suspected to constitute insider trading, money laundering and/or, securities fraud, we cannot verify whether every transaction conducted by our customers is in compliance with such laws and regulations because our customers may circumvent our due diligence measures to commit insider trading and/or money laundering. In addition, we will review to see if our customers are politically exposed persons or on certain sanction lists (including but not limited to the lists of money laundering, terrorist financing or other crimes) through search systems provided by third-party suppliers. However, we may still be subject to certain legal or regulatory sanctions, fines or penalties, financial loss, or damage to reputation resulting from the failure of our customers to comply with insider trading and/or money laundering laws and regulations in the relevant jurisdictions. Also see “—We face risks related to our status as an anti-money laundering reporting entity in New Zealand and if the Financial Markets Authority finds fault with our AMLCFT programs and engages in enforcement actions against us, our business and reputation may be adversely affected.”

We face risks related to our KYC procedures when our customers provide outdated, inaccurate, false or misleading information.

We collect user information during the account opening and registration process and screen accounts against public databases for purpose of verifying customer identity and detecting risks. Although we require our customers to submit documents for proof of their identity and address for completing the account registration and to update such information from time to time, we face risks as the information provided by our customers may be outdated, inaccurate, false or misleading. We cannot fully confirm the accuracy, currency and completeness of such information beyond reasonable effort. For example, a substantial portion of our customers are holders of the PRC identity card. Because the PRC identity cards are usually effective for more than ten years or some may have no expiration term, customers may have changed their domicile or citizenship, thus making them subject to applicable laws and regulations of jurisdictions other than PRC such as the U.S. In this situation, despite our effort to exclude persons who reside in jurisdictions where we have no license or permit such as the United States before the completion of the acquisition of US Tiger Securities, Inc., our provision of products and services to such customers could be in violation of the applicable laws and regulations in those jurisdictions, of which we may have no awareness until we are warned by the relevant supervising authorities. Despite our safeguards, we could still be subject to certain legal or regulatory sanctions, fines or penalties, financial loss, or damage to reputation resulting from such violations.

In addition, although we have strict internal policies for continuing KYC procedures after the activation of accounts and for issues such as anti-corruption, economic sanctions, anti-money laundering, export controls and securities fraud, we mainly rely on our continuing KYC procedures to ensure our compliance with relevant laws and regulations related to anti-corruption, economic sanctions, anti-money laundering, export controls and securities fraud. Although we have relevant trainings for our employees in all of our departments and, notably on a biweekly or triweekly basis for employees in the customer service department, our KYC system and procedures cannot be foolproof. Any potential flaw in our KYC system or any misconduct in the KYC procedures by any of our employees may also lead to our failure of compliance with such relevant laws and regulations, which will further subject us to certain legal or regulatory sanctions, fines or penalties, financial loss, or damage to reputation. Also see “—We face risks related to our status as an anti-money laundering reporting entity in New Zealand and if the Financial Markets Authority finds fault with our AMLCFT programs and engages in enforcement actions against us, our business and reputation may be adversely affected.”

We cannot guarantee the profitability of our customers’ investment or ensure that our customers can make rational investment judgement.

Similar to other brokerage and financial services providers, we cannot guarantee the profitability of the investment made by customers on our trading platform. The profitability of our customers’ investment is directly affected by elements beyond our control, such as economic and political conditions, broad trends in business and finance, changes in volume of securities and futures transactions, changes in the markets in which such transactions occur and changes in how such transactions are processed.

Moreover, although we currently set a minimum deposit requirement of US$2,000 to open and maintain a margin account, a substantial portion of our customers are retail investors who are less sophisticated compared with institutional investors. We provide a forum to facilitate the provision of financial and market information, and live market commentaries. Although these materials and commentaries contain prominent disclaimers, our customers may seek to hold us responsible when they use such information to make trading decisions and suffer financial loss on their trades, or if their trades are not as profitable as they have expected. Furthermore, it is possible that some customers could solely rely on certain predictive statements made by other customers on our trading platform, ignoring our alert warnings that customers should make their own investment judgement and should not predict future performance based on historical records. As a result, the financial loss of our customers will inevitably affect our performance in terms of transaction volumes and revenues as customers decide to abort trading. In addition, some customers who have suffered substantial losses on our platform may blame our platform, seek to recover their damages from us or bring lawsuits against us.

If our reputation, or the reputation of our industry as a whole, is harmed, or the reputation of the industry as a whole is damaged, our business, financial condition, results of operations or prospects may be materially and adversely affected.

Our ability to attract and retain customers may be adversely affected if our reputation, or the reputation of our industry as a whole, is damaged. If we fail, or appear to fail, to deal with issues that may give rise to reputational risk, our business and prospects may be harmed. These issues include, but are not limited to, mishandling customer complaints, potential conflicts of interest, privacy breaches, customer data leak, improper sales practices, as well as failure to identify legal, credit, liquidity, and market risks inherent in our business. Failure to appropriately address these issues could reduce customer confidence in us or increase customer attrition rate, which may adversely affect our reputation and business.

In addition, our ability to attract and retain customers may be adversely affected if the reputation of the industry as a whole is damaged. The perception of insufficient regulation and unfavorable reputation within the industry could materially and adversely affect our ability to attract and retain customers. Any fraudulent or allegedly fraudulent activities in the securities brokerage industry, which is beyond our control, may damage the reputation of the entire industry and may adversely affect our business operations and reputation.

We depend on key management as well as experienced and capable personnel, and our business may be adversely affected if we are unable to hire and retain qualified employees.

Our key management includes our Chief Executive Officer or CEO, Mr. Tianhua Wu, our Chief Financial Officer or CFO, Mr. John Fei Zeng, and our Chief Compliance Officer, Ms. Katherine Wei Wu. Our continued success is dependent upon the hire and retention of these key management members, as well as a number of other key managerial, marketing, sales, research, technical and operations personnel, and continuous recruitment of experienced and capable personnel. We do not have key man insurance and the loss of such key personnel could have a material adverse effect on our business. In addition, our ability to grow our business is dependent, to a large degree, on our ability to hire or retain such key management members and experienced personnel. If we lose any of our key management team members or fail to attract and retain professional personnel, we may not be able to execute our existing business strategies effectively or deliver excellent services to our customers, and our business, reputation, financial condition and results of operations could be materially and adversely affected.

We have exposure to interest rate risk.

As a part of our business, we invest in interest-earning assets and are obligated on interest-bearing liabilities. Interest rate fluctuations primarily affect our interest income and interest expenses. We earn interest income primarily from margin financing and securities borrowing and lending transactions and make interest payments on deposits we hold on behalf of our customers and borrowings provided by Interactive Brokers and other commercial lenders. Changes in interest rates could affect the interest earned on assets differently than interest paid on liabilities. A rising interest rate environment generally results in a larger net interest spread. Conversely, a falling interest rate environment generally results in a smaller net interest spread. Our most prevalent form of interest rate risk is referred to as “gap” risk. This risk occurs when the interest rates we earn on assets change at a different frequency or scale than the interest rates we pay on liabilities. If we are unable to effectively manage our interest rate risk, changes in interest rates could have a material adverse effect on our profitability.

Our brokerage operations have exposure to liquidity risk.

Our brokerage operations have exposure to liquidity risk. Maintaining adequate liquidity is crucial to our brokerage operations, including key functions such as transaction settlement and margin lending. We are subject to liquidity and capital adequacy requirements in various jurisdictions. For example, the NZX retains the ability to impose pecuniary penalties and other disciplinary actions up to and including the suspension or revocation of market participant status for breach of the liquidity and capital adequacy requirements. Our liquidity needs are primarily met by equity contribution and revenue generation. A reduction of funds available from these sources may require us to seek other potentially more expensive forms of financing, such as potential borrowings on revolving credit facilities. Our liquidity could be constrained if we are unable to obtain financing on acceptable terms, or at all, due to a variety of unforeseen market disruptions. Inability to meet our funding needs in a timely manner would have a material adverse effect on our business.

Our UP Fintech China-U.S. Internet Titans ETF may not be successful which could adversely affect our reputation, business, financial condition and results of operations.

Our UP Fintech China-U.S. Internet Titans ETF started trading on Nasdaq Global Market on November 7, 2018. Prior to November 7, 2018, there was no public market for this ETF, and we cannot assure that a liquid public market for this ETF will develop or, if developed, remain active. If an active public market for our UP Fintech China-U.S. Internet Titans ETF does not develop or fails to remain active, the market price and liquidity of such ETF may be materially and adversely affected. As a result, investors in our UP Fintech China-U.S. Internet Titans ETF may experience a significant decrease in the value of their ETF, which could adversely affect our reputation given the fact that our subsidiary, Wealthn LLC, is the investment advisor to the fund that launched such ETF. From time to time, we may invest in our UP Fintech China-U.S. Internet Titans ETF. Investments in this ETF utilize capital that would otherwise be available for other corporate purposes and expose us to potential capital losses.

Fluctuations in the value of Renminbi could result in foreign currency exchange losses.

A substantial portion of our operating costs and expenses is denominated in Renminbi, while most of our revenues are be denominated in U.S. dollars. Consequently, fluctuations in exchange rates, primarily those involving U.S. dollar, may affect the relative purchasing power of these proceeds and our balance sheet and earnings per share in U.S. dollars. In addition, appreciation or depreciation in the value of Renminbi relative to U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business, financial condition or results of operations. Renminbi may appreciate or depreciate significantly in value against U.S. dollar in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued, or it may be permitted to enter into a full float, which may also result in a significant appreciation or depreciation of Renminbi against U.S. dollar.

The hedging options available in China to reduce our exposure to exchange rate fluctuations are quite limited. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to hedge our exposure adequately or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

We are exposed to credit risk with customers.

A portion of our revenues arises from or is related to margin financing provided to our customers. By permitting customers to purchase securities on margin, we are subject to risks inherent in extending credit, especially during periods of heightened market volatility. Substantial fluctuations in market values of securities and the failure to honor their commitments by our customers on margin financing and securities borrowing and lending transactions could have a material adverse effect on our revenues and profitability.

We may be subject to litigation risk which could adversely affect our reputation, business, financial condition and results of operations.

We are subject to arbitration claims and lawsuits in the ordinary course of our business. As the date of this report, we are a party to some legal proceeding. For example, the Company is party to two parallel lawsuits in the State of New York (the “New York State Litigation”) and the United States District for the Southern District of New York (the “SDNY Litigation”) filed by plaintiffs against the Company and directors and underwriters in connection with offerings conducted in October 2019 and November 2019 in which the Tiger Brokers (NZ) Limited acted as underwriter. The plaintiffs and Company have reached a stipulation regarding the briefing schedule in the New York State Litigation, which has been endorsed by a court order. For the SDNY Litigation, we have similarly reached a stipulation regarding briefing schedule with the lead plaintiff counsel, which has just been granted by the court. The Company is of the view that there is currently no material adverse financial impact that is likely to or could potentially arise from either of these proceeding. The proceedings are in their initial stages, but we believes that there are no merits to the plaintiffs’ complaints, that the Company has meritorious defenses and we expect to file for a motion to dismiss both cases accordingly. The plaintiffs have not alleged any specific damage amount in the complaints filed so far.  In the opinion of our management, the Company is not party to any legal proceeding that is likely to have a material adverse effect on our business, financial condition or operations, nor have we experienced any incident of non-compliance which, in the opinion of our directors, is likely to materially and adversely affect our business, financial condition or results of operations. Actions brought against us may result in settlements, awards, injunctions, fines, penalties and other results adverse to us. Predicting the outcome of such matters is inherently difficult, particularly where claims are brought on behalf of various classes of claimants or by a large number of claimants, when claimants seek substantial or unspecified damages or when investigations or legal proceedings are at an early stage. A substantial judgment, settlement, fine or penalty could be material to our operating results or cash flows for a particular period, depending on our results for that period, or could cause us significant reputational harm, which could harm our business prospects. In market downturns, the volume of legal claims and amount of damages sought in litigation and regulatory proceedings against securities brokerage companies have historically increased. We are also subject to litigation claims from third parties alleging infringement of their intellectual property rights. Also see “—We may be subject to intellectual property claims from others and applicable administrative penalties.” Such litigation can require the expenditure of significant resources, regardless of whether the claims have merit. If we were found to have infringed a third-party patent or other intellectual property right, then we could incur substantial liability and in some circumstances could be enjoined from using the relevant technology or providing related products and services, which could have a material adverse effect on our business and results of operations.

Our operations require our employees to frequently interact with our existing and potential customers. Although we have prudent internal procedures and policies in place and we monitor employees’ interaction with existing and potential customers through our customer relations management system, or our CRM system, it is difficult to detect and deter misconducts and inappropriate behaviors of all of our employees and the precautions we take to prevent and detect such behaviors may not be effective in all cases. Our employees could misappropriate customer information, conduct improper activities on behalf of our customers, make false or misleading statements, falsely promise investment returns to attract customers to trade, mis-record or otherwise try to hide improper activities from us.

Misconduct by our employees or former employees could give rise to customer claims against us, including claims for negligence, fraud, failures to supervise, breaches of fiduciary duty, transactions and intentional misconduct. These customer claims, regardless of their merits, could subject us to substantial losses and seriously harm our reputation. In addition, such customer claims may escalate into litigations or arbitrations. The outcome of any arbitration or litigation is inherently uncertain, and defending against these claims could be both costly and time-consuming, and could significantly divert the efforts and resources of our management and other personnel. A judgment against us in any such litigation could incur financial and reputation damage on our business. Even if we prevail in such litigation or arbitration, we could incur significant legal expenses.

Our insurance coverage may be inadequate to cover risks related to our business and operation.

While we maintain certain insurance for Tiger Brokers (NZ) Limited in New Zealand such as professional liability insurance, directors’ and officers’ insurance, we do not maintain any other insurance policies for any other entities, and for Tiger Brokers (NZ) Limited, there is no assurance that our insurance coverage will be adequate to cover potential losses. In addition, customers of our consolidated accounts are not protected under the scheme of the Securities Investor Protection Corporation, or the SIPC, and we have neither purchased any commercial insurance to cover similar risks. Under the applicable laws and regulations in the relevant jurisdictions such as New Zealand, the United States and China, we are not required to, and we do not, maintain any insurance in relation to our business operations, such as data security insurance, business interruption insurance, or liability insurance against liabilities arising from customer complaints and litigation or other aspects of our business. Our current insurance policies may not protect us against such losses and liabilities.

Although we believe that our insurance coverage is in line with industry practice in the relevant jurisdictions such as New Zealand, the United States and China, if any of the incidents mentioned above occur and we have insufficient insurance to cover the liabilities associated with such incidents, it could have a material adverse effect on our financial condition, results of operations and business prospects.

Some of our customers reach us on social media platforms, leading to our difficulties in maintaining all the communication records.

Under the relevant laws and regulations, we are required to keep the records of our communications with customers concerning orders or complaints, e.g., under the NZX Participant Rules in New Zealand, for at least a period of two years. To ensure all of our users and customers are best served, we occasionally provide customer service on popular social media platforms in a similar way as other market players in both our industry and other various industries. However, we cannot solve all the difficulties arising therefrom because the social media platforms usually do not have functions that telephone or email operation systems use for keeping the communication records long term, which could have a material adverse effect on our business, financial condition and results of operations.

New lines of business or new services may subject us to additional risks.

From time to time, we may implement new lines of business or offer new services within existing lines of business. For example, we commenced futures trading in March 2016, and we have expanded our businesses into other areas. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new services may not be achieved and profitability targets may not prove feasible. External factors, such as compliance with regulations, competition and shifting market preferences, may also impact the successful implementation of a new line of business or a new service. Our personnel and technology systems may fail to adapt to the changes in such new areas or we may fail to effectively integrate new services into our existing operation and we may lack experience in managing new lines of business or new services. In addition, we may be unable to proceed our operation as planned or compete effectively due to different competitive landscapes in these new areas. Even if we expand our businesses into new jurisdictions or areas, the expansion may not yield intended profitable results. Furthermore, any new line of business and/or new service could have a significant impact on the effectiveness of our internal control system. Failure to successfully manage these risks in the development and implementation of new lines of business or new services could have a material adverse effect on our business, results of operations and financial condition.

Our operations may be subject to transfer pricing adjustments by competent authorities.

We use transfer pricing arrangements to account for business activities among our subsidiaries in different jurisdictions. There is no assurance that the tax authorities in any of the jurisdictions where we operate would not subsequently challenge the appropriateness of our transfer pricing arrangements or that the relevant regulations or standards governing such arrangements will not be subject to future changes. If a competent tax authority later finds that the transfer prices and the terms that we have applied are not appropriate, such authority may require us or our subsidiaries to re-assess the transfer prices and re-allocate the income or adjust the taxable income. Any such reallocation or adjustment could result in a higher overall tax liability for us and may adversely affect our business, financial condition and results of operations.

We may be unable to effectively manage our rapid growth.

The rapid growth of our business during our limited operation history has placed significant demands on our management and other resources. As we grow, we may also need to enhance the reliability and scalability of our proprietary technology, network infrastructure and other aspects of our IT systems. We may need to hire additional professionals in such areas as sales and marketing, customer support and risk management as well as other personnel to serve the enlarged customer base. Implementation of new business arrangements, expansion of technology infrastructure and increase in the number of employees may further increase our operational complexity and impose higher standards on every aspect of our operations. Our management team may fail to effectively cope with the increased operational complexity, and we may fail to integrate new resources into our existing operation system. Therefore, we may not be able to maintain current growth rate or manage our growth effectively.

We face risks related to natural disasters, health epidemics, terrorist attacks and other outbreaks, which could significantly disrupt our operations.

The occurrence, especially in the regions and cities where we have business, of unforeseen or catastrophic events, including the emergence of a pandemic such as COVID-19 or other widespread health emergency, terrorist attacks or natural disasters, could create economic and financial disruptions, lead to operational difficulties that could impair our ability to manage our businesses, and expose our business activities to significant losses. Our management team are principally located in Beijing, PRC and Auckland, New Zealand. A significant portion of our technology research and development and services, supporting and other teams are based in Beijing, China. Most of our data centers are located in Hong Kong and Beijing, China. Although we have recovery and business continuity plans for our data centers, we cannot guarantee that these plans would be adequate to mitigate the adverse effects to our sustainable operations caused by such unforeseen or catastrophic events. In addition, the major stock exchanges our operations rely on are in the U.S. and Hong Kong. Our operations could also be severely disrupted if the exchanges we operate on were affected by natural disasters, health epidemics or man-caused disasters. An unforeseen or catastrophic event in any of the regions mentioned above could adversely impact our operations. Some measures caused by COVID 19 such as working remotely, travel restrictions and extra health precaution etc did affect the efficiency of work and several ongoing internal projects, however our daily operations were not affected as we operated on line and we also increased our resources to mitigate the impact.

Negative media coverage related to, and our relationships with, our service providers and/or former shareholders could adversely affect our business.

We may be affected by publicity relating to our service providers and/or shareholders. For example, in September 2018, there was negative publicity involving certain senior officers of iResearch, the industry consultant we commissioned to prepare an industry report in connection with our initial public offering. According to a public announcement made by iResearch, certain senior officers of iResearch are cooperating with governmental investigations in China. Although we were informed by iResearch that its department involved in such negative media coverage did not provide data for the preparation of the iResearch Report, such publicity may raise questions as to the integrity of the industry data or opinions produced by iResearch, including the data in the iResearch Report produced in connection with our initial public offering, or otherwise have a negative impact on our reputation.

Risks Related to Our Corporate Structure

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using proceeds we received from our initial public offering and the Concurrent Private Placement to make loans or additional capital contributions to our PRC subsidiaries.

In 2015, the SAFE published the Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or the SAFE Circular 19, which has come into effect since June 1, 2015. According to the SAFE Circular 19, foreign-invested enterprises are allowed to convert their registered capital from foreign exchange to Renminbi and apply such funds to equity investment within the PRC, conditioned upon the investment target’s duly registration with local bank of such reinvestment and open a corresponding special account pending for foreign exchange settlement payment. Further, such conversion will be handled at the bank level and does not need to be approved by the SAFE. The SAFE Circular 19 prohibits foreign-invested enterprises from, among other things, using an RMB fund converted from its foreign exchange capital for expenditure beyond its business scope, investment in securities, providing entrusted loans, repaying loans between nonfinancial enterprises or purchasing real estate not for self-use. The SAFE promulgated the Circular on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or the SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in the SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to issue RMB entrusted loans, to the prohibition against using such capital to issue loans to non-associated enterprises.

If we fail to comply with such regulations, our ability to capitalize the relevant PRC subsidiaries or fund our operations may be negatively affected, which could materially and adversely affect the liquidity of our relevant PRC subsidiaries or our business, financial condition, results of operations and growth prospects.

We may be subject to penalties, including restrictions on our ability to inject capital into our PRC subsidiaries, if our PRC resident shareholders or beneficial owners fail to comply with relevant PRC foreign exchange regulations.

On July 4, 2014, the SAFE issued the Circular on Several Issues Concerning Foreign Exchange Administration of Domestic Residents Engaging in Overseas Investment, Financing and Round-Trip Investment via Special Purpose Vehicles, or the SAFE Circular 37, which replaced the previous Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, effective on November 1, 2005, or the SAFE Circular 75. The SAFE Circular 37 requires PRC individuals, institutions and foreign individuals who have a habitual residence in the PRC due to economic interests, or collectively referred as the PRC residents, to register with the SAFE or its local branches in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. Such offshore entity is referred to as an offshore special purpose vehicle. In addition, such PRC residents must update their foreign exchange registrations with the SAFE when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC residents, name and operation term), increases or decreases in investment amount, share transfers or exchanges, or mergers or divisions. According to the Circular on Further Simplifying and Improving the Administration of Foreign Exchange Concerning Direct Investment released on February 13, 2015 by the SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under the SAFE Circular 37 from June 1, 2015.

If any shareholder holding interest in an offshore special purpose vehicle, who is a PRC resident as determined by the SAFE Circular 37, fails to fulfill the required foreign exchange registration with the local SAFE branches or its designated banks, the offshore special purpose vehicle may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

Mr. Tianhua Wu and some other individual shareholders, who indirectly hold shares in our Company and who are known to us as being PRC residents have completed the SAFE registration pursuant to the SAFE Circular 37. We have requested all of our current shareholders and/or beneficial owners to disclose whether they or their shareholders or beneficial owners fall within the ambit of the SAFE Circular 37 and urged relevant shareholders, upon learning that they are PRC residents, to register with the local SAFE branch or its designated bank as required under the SAFE Circular 37. However, we may not be fully informed of the identities of all our shareholders or beneficial owners who are PRC residents, and we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC residents will comply with our requests to make, obtain or update any applicable registrations or comply with other requirements pursuant to the SAFE Circular 37 or other related rules in a timely manner. Failure of our existing and future shareholders who are PRC residents to register or amend their foreign exchange registrations in a timely manner pursuant to the SAFE Circular 37 and subsequent implementation rules may subject such beneficial owners or our wholly-owned PRC subsidiary to fines and legal sanctions. Failure to register or comply with the relevant requirements may also limit our ability to contribute additional capital to our WFOEs for the research and development and other supporting functions. These risks may have a material adverse effect on our business and results of operations.

If the agreements that establish the structure for operating some of our activities in China do not comply with PRC regulations, or if these regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Our WFOEs have entered into a series of contractual arrangements with our VIEs and their respective shareholders, respectively, which enable us to (i) exercise effective control over our VIEs, and (ii) receive substantially all of the economic benefits of our VIEs. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIEs and hence consolidate their financial results into our consolidated financial statements under U.S. GAAP. See Item 4 “Information on the Company” for further details.

While we believe that (i) the ownership structures of our VIEs in China and our WFOEs, comply with all existing PRC laws and regulations; and (ii) the contractual arrangements between our WFOEs, our VIEs and their respective shareholders governed by PRC law are valid, binding and enforceable, and in compliance with PRC laws or regulations currently in effect, there are substantial uncertainties regarding the interpretation and application of the existing and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is not consistent with the opinion of the Company and our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of our VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

•                  discontinuing or placing restrictions or onerous conditions on our activities through any transactions between our WFOEs and our VIEs;

•                  imposing fines, confiscating the income from our WFOEs or our VIEs, or imposing other requirements with which we or our VIEs may not be able to comply;

•                  requiring us to restructure our ownership structure or activities, including terminating the contractual arrangements with our VIEs and deregistering the equity pledges of our VIEs, which in turn would affect our ability to consolidate, derive economic benefits from, or exert effective control over our VIEs; or

•                  restricting or prohibiting our use of the proceeds of our initial public offering and concurrent private placement to finance our business and activities in China.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of our VIEs in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of our VIEs and we are not able to restructure our ownership structure and operations in a satisfactory manner, or any other significant penalties imposed on us in this event, there would have a material adverse effect on our activities in China, and our ability to conduct our business may be negatively affected.

We rely on contractual arrangements with our VIEs and their respective shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with our VIEs and their respective shareholders to conduct certain of our key supporting functions. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. For example, our VIEs and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of our VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIEs and their respective shareholders of their obligations under the contracts to exercise control over our VIEs. Although our directors and shareholders together ultimately controls our VIEs, the shareholders of our consolidated VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with our VIEs. If any disputes relating to these contracts remain unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with our VIEs may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

We refer to the shareholders of each of our VIEs as its nominee shareholders because although they remain the holders of equity interests on record in each of our VIEs, pursuant to the terms of the relevant power of attorney, each such shareholder has irrevocably authorized the relevant WFOE to exercise his, her or its rights as a shareholder of the relevant VIE. However, if our VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under the PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under the PRC law. For example, if the shareholders of our VIEs refuse to transfer their equity interests in our VIEs to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith towards us, then we may have to take legal actions to compel them to perform their contractual obligations.

All of the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through an arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the U.S. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “—Risks Related to Doing Business in China—The legal system of the PRC is not fully developed and there are inherent uncertainties that may affect the protection afforded to us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under the PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration. In addition, under the PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition and enforcement proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIEs, and our ability to conduct our business may be negatively affected.

The shareholders of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business.

The shareholders of our VIEs may have potential conflicts of interest with us. These shareholders may breach, or cause our VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIEs, which would have a material and adverse effect on our ability to effectively control our VIEs and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with our VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us in a timely manner. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainties as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of our VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIEs for PRC tax purposes, which could in turn increase their liabilities without reducing our WFOEs’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIEs’ tax liabilities increase or if it is required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by our VIEs that are material to the operation of certain portions of our business if our VIEs go bankrupt or become subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with our VIEs, our VIEs and their subsidiaries hold certain assets that are material to the operation of certain portion of our business, including intellectual properties. If our VIEs go bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, our VIEs may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If our VIEs undergo a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business and results of operations.

We may be subject to penalties for failure to fully comply with the NDRC and the MOFCOM filing requirements for historical overseas investments.

Historically, before we established our offshore holding structure, our PRC operating entity, Ningxia Rongke, had established Tiger Technology Corporation Limited, or Tiger Technology, in Hong Kong, which thereafter acquired our New Zealand registered companies, Tiger Brokers (NZ) Limited, and Tiger Holdings Group Limited, or Tiger Holdings. Under the applicable PRC laws and regulations, PRC entities need to obtain approvals from or file with the National Development and Reform Commission, or the NDRC and the Ministry of Commerce, or the MOFCOM, or their local branches before conducting any overseas investments, and are also required to apply for additional approvals or file or make certain amendments if any change occurs to such overseas investments. Ningxia Rongke has filed with the relevant branch of the MOFCOM for investing in Tiger Technology, but failed to update such filing for Tiger Technology’s further investments in Tiger Brokers (NZ) Limited and Tiger Holdings. It also failed to file with the NDRC for the overseas investment as required under then effective PRC laws. Failure to conduct such filing procedures may subject us to an order of suspension of Ningxia Rongke’s investment in Tiger Technology, and may result in the inability for Ningxia Rongke to enjoy relevant policy favors for three years. As of the date of this report, we have not received any rectification requirements or penalties from the NDRC or the MOFCOM. In addition, we have taken certain rectification measures. For instance, we have recently transferred all equity interest in Tiger Brokers (NZ) Limited from Tiger Technology to our Singapore subsidiary, Tiger Fintech (Singapore) Pte. Ltd. for commercial needs, and we are in the process of returning the proceeds to Ningxia Rongke and de-registering our filing with MOFCOM and liquidation of Tiger Technology as rectification measures. However, we cannot assure you that these rectifications will fully satisfy the relevant regulatory authorities’ requirements or we will not be subject to investigation or scrutiny from regulators even though we had not yet received any negative opinion or penalty for our historical overseas investments so far. If the NDRC or the MOFCOM imposes any penalties on us or requires us to make any further rectifications, our business and results of operations may be materially and adversely affected.

Risks Related to Doing Business in China

The current trade war between the U.S. and China, and on a larger scale internationally, may dampen growth in China and other markets where the majority of our customers reside, and our activities and results may be negatively impacted.

In 2018, the U.S. government began imposing new or higher tariffs on specified products imported from China to penalize China for what it characterizes as unfair trade practices, and China responded by imposing new or higher tariffs on specified products imported from the U.S. While the U.S. and China signed an agreement in January 2020 to ease some of these tariffs, others remain in place, and additional tariffs could be imposed by one or both countries in the future. Although we are not subject to any of those tariff measures, the tariffs may adversely affect the economic growth in China and other markets and the financial condition of our customers. With the potential decrease in the spending powers of our target customers, we cannot guarantee that there will be no negative impact on our operations. In addition, the current and future actions or escalations by either the U.S. or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our business, financial condition and results of operations, and we cannot provide any assurance as to whether such actions will occur or the form that they may take.

PRC economic, political and social conditions as well as government policies could adversely affect our business and prospects.

We mainly conduct our brokerage operations in New Zealand and conduct technology research and development in China through our PRC subsidiaries, our VIEs and their subsidiaries. Because technology development is our key backbone for our operations in a long run, our financial condition and results of operations are subject to influences from PRC’s economic, political and social conditions to a great extent. The PRC economy differs from the economies of most developed countries in many aspects, including, but not limited to, the degree of government involvement, control level of corruption, control of capital investment, reinvestment control of foreign exchange, allocation of resources, growth rate and development level.

For approximately three decades, the PRC government has implemented economic reform measures to utilize market forces in the development of the PRC economy. We cannot predict whether changes in the PRC’s economic, political and social conditions and in its laws, regulations and policies will have any adverse effect on our current or future business, financial condition or results of operations. In addition, many of the economic reforms carried out by the PRC government are unprecedented or experimental and are expected to be refined and improved over time. This refining and improving process may not necessarily have a positive effect on our operations and business development. For example, the PRC government has in the past implemented a number of measures intended to slow down certain segments of the economy, including the property industry, which the government believed to be overheating. These actions, as well as other actions and policies of the PRC government, could cause a decrease in the overall level of economic activities in the PRC and, in turn, have an adverse impact on our business and financial condition.

The legal system of the PRC is not fully developed and there are uncertainties that may affect the protection afforded to us.

Our business and activities in China are governed by the PRC laws and regulations. The PRC legal system is generally based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various industries in China. However, as these laws and regulations are relatively new and continue to evolve, interpretation and enforcement of these laws and regulations involve significant uncertainties and different degrees of inconsistency. Some of the laws and regulations are still in the developmental stage and are therefore subject to policy changes. Many laws, regulations, policies and legal requirements have only been recently adopted by PRC central or local government agencies, and their implementation, interpretation and enforcement may involve uncertainty due to the lack of established practice available for reference. We cannot predict the effect of future legal developments in China, including the promulgation of new laws, changes in existing laws or their interpretation or enforcement, or the preemption of local regulations by national laws. As a result, there are substantial uncertainties as to the legal protection available to us. Furthermore, due to the limited volume of published cases and the non-binding nature of prior court decisions, the outcome of the dispute resolution may not be as consistent or predictable as in other more developed jurisdictions, which may limit the legal protection available to us. For example, the Securities Law most recently amended in December 2019 and effective on March 1, 2020, stipulated that the offering and trading of securities outside the People’s Republic of China which disrupt the domestic market order of the People’s Republic of China and harm the legitimate rights and interests of domestic investors shall be dealt with pursuant to the relevant provisions of this Securities Law, and legal liability shall be pursued.

We may be adversely affected by the complexity, uncertainties and changes in the PRC regulations of Internet-related businesses and companies, and any lack of requisite licenses, permits or approvals applicable to our business may have a material adverse effect on our business and results of operations.

The PRC government extensively regulates the Internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These Internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

We only have contractual control over the entities that provide Internet information provision services in China. We do not directly own such entities due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including Internet information provision services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

The evolving PRC regulatory system for the Internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the Cyberspace Administration of China, or the CAC, with the involvement of the State Council Information Office, the Ministry of Industry and Information Technology, or the MIIT, and the Ministry of Public Security. The primary role of this new agency is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the Internet industry.

Considering our business arrangement and development plan, currently we have set up another set of VIE structures and intend the new VIE or its subsidiaries to apply for or hold the value-added telecommunications business license(s) as soon as practical to conduct value-added telecommunications business such as Internet information services. See Item 4.B “Business Overview—Regulations—PRC Regulations Relating to Internet Companies—Regulations on Value-Added Telecommunication Services.” We cannot guarantee that our new VIE, Beijing Yiyi or its subsidiary, will continue or maintain such value-added telecommunications business license due to uncertainties from PRC governmental authorities.

Beijing Yiyi’s subsidiary, Beijing U-Tiger Network Technology Co., LTD, obtained the License for Production and Operation of Radio and TV Programs on June 14, 2019. Beijing Yiyi’s subsidiary, Beijing Huyi Technology Co., LTD, obtained the License for Production and Operation of Radio and TV Programs on December 9, 2019, the value-added telecommunications business license on September 4, 2019, and the Publication business license on November 4, 2019. Beijing Yiyi’s subsidiary, Beijing Zhi Jian Feng Yi Information Technology Co., LTD, obtained the License for Production and Operation of Radio and TV Programs on April 22, 2019, the value-added telecommunications business license on April 23, 2019, the Publication business license on August 13, 2019, and the Online Culture Operating Permit on May 31, 2019.

In addition, our provision of certain services online may subject us to license requirements in China. For instance, we provide some recorded videos as a way of customer education and occasionally launch other audio-video contents on our platform and our community, which may result in audio-video license requirements from the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT. We also provide some digital works on our website and APP, which may require online publishing service license issued by the SAPPRFT. In addition, we reprint some articles related to the stock market on our website and APP, and therefore may be subject to permit and approval requirements from the State Council Information Office. Furthermore, we also need to strictly follow the requirements applicable to online content providers set forth by the relevant regulatory authorities, especially for financial information. See Item 4.B “Business Overview—Regulations—PRC Regulations Relating to Internet Companies—PRC Regulation on Financial Information Services.” Failure to comply with these license or other requirements may subject us to penalties, which may adversely affect our business operations and reputation.

The interpretation and application of the existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the Internet industry have created substantial uncertainties regarding the legality of the existing and future foreign investments in, and the businesses and activities of, Internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses related to our Internet related business in China that might be required for conducting our supporting functions in China or will be able to maintain our existing licenses or obtain new ones. In the event that the PRC government considers that we were operating without the proper approvals, licenses or permits, promulgates new laws and regulations that require additional approvals or licenses, or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

The enforcement of the Labor Contract Law of the People’s Republic of China, or the PRC Labor Contract Law, and other labor-related regulations in the PRC may increase our labor costs and impose limitations on our labor practices.

On June 29, 2007, the Standing Committee of the National People’s Congress, or the SCNPC, in China enacted the PRC Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012. The PRC Labor Contract Law introduces specific provisions related to fixed-term employment contracts, part-time employment, probation, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining, which together represent enhanced enforcement of labor laws and regulations. According to the PRC Labor Contract Law, an employer is obliged to sign an unfixed-term labor contract with any employee who has worked for the employer for 10 consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unfixed term, subject to certain exceptions. The employer must pay economic compensation to an employee where a labor contract is terminated or expires in accordance with the PRC Labor Contract Law, except for certain situations which are specifically regulated. In addition, the government has issued various labor-related regulations to further protect the rights of employees. According to such laws and regulations, employees are entitled to an annual leave ranging from 5 to 15 days and are able to be compensated for any untaken annual leave days in the amount of three times of their daily salary, subject to certain exceptions.

As a result of these regulations, which are designed to enhance labor protection, we expect our labor costs to increase, as the continued success of our business depends significantly on our ability to attract and retain qualified personnel. In the event that we decide to change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may also limit our ability to affect those changes in a manner that we believe to be cost-effective. In addition, as the interpretation and implementation of these new regulations are still evolving, our employment practices may not be at all times deemed in compliance with the new regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and financial condition may be adversely affected.

In addition, on December 28, 2012, the PRC Labor Contract Law was amended to impose more stringent requirements on labor dispatches, and such amendments became effective on July 1, 2013. For example, the number of dispatched contract workers that an employer hires may not exceed a certain percentage of the total number of employees to be decided by the Ministry of Human Resources and Social Security, and the dispatched contract workers can only engage in temporary, auxiliary or substitute work. According to the Interim Provisions on Labor Dispatch, or the Interim Provisions, promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which became effective on March 1, 2014, the number of dispatched contract workers hired by an employer shall not exceed 10% of the total number of its employees (including both directly hired employees and dispatched contract workers). The Interim Provisions further requires the employer that is not in compliance with the above provisions to formulate a plan to reduce the number of its dispatched contract workers to below 10% of the total number of its employees prior to March 1, 2016. Such limitations on use of dispatched labor may increase our labor costs and impose limitations on our employment practices, which may adversely affect our business and profitability.

Failure to make adequate contributions to various employee benefit plans as required by the PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government-sponsored employee benefit plans, including certain social insurances, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Our PRC operating entities incorporated in various locations in China have not made adequate employee benefit payments and we have recorded accruals for estimated underpaid amounts in our financial statements. We may be required to make up the contributions for these plans as well as to pay late fees and fines.

Regulators may impose penalties and fines with respect to shortfall in social insurance payment. A late payment fee at the rate of 0.05% per day of the outstanding amount from the due date may be imposed, and if such amounts remain outstanding beyond a prescribed time limit, a fine of one to three times of the outstanding amount may be imposed. While there are no explicit quantitative statutory fines or penalties on late payments of housing funds according to Regulations on the Housing Provident Fund (Revised in 2019) as advised by our PRC legal counsel, the housing accumulation fund management center may order us to pay any housing fund shortfalls immediately. Although based on the opinion of our PRC counsel, the possibility that we will be subject to any fine or penalty is remote, if we become subject to such fines or penalties in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

Any failure to comply with PRC regulations regarding the registration requirements for employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by the SAFE in February 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with the SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted restricted shares, restricted share units or options became subject to these regulations if those employees exercise such restricted shares, restricted share units or options when our company became an overseas listed company. Separately, the SAFE Circular 37 also requires certain registration procedures to be completed if those employees exercise restricted shares, restricted share units or options before the listing. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our wholly foreign-owned subsidiaries in China. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors and employees under PRC law.

In addition, the State Administration of Taxation, or the SAT, has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in the PRC who exercise share options or are granted restricted share units will be subject to PRC individual income tax. The PRC subsidiaries of such an overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If the employees fail to pay or the PRC subsidiaries fail to withhold their income taxes in compliance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

We may be deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, or the EIT Law, and be subject to the PRC taxation on our worldwide income, which may significantly increase our income tax expenses and materially decrease our profitability.

Under the EIT Law that took effect on January 1, 2008, enterprises established outside of China whose “de facto management bodies” are located in China are considered to be “resident enterprises” and will generally be subject to a uniform 25% corporate income tax on their global income (excluding dividends received from “resident enterprises”). In addition, a circular issued by SAT on April 22, 2009 and amended on January 29, 2014 sets out certain standards for determining whether the “de facto management body” of an offshore enterprise funded by Chinese enterprises as controlling shareholders is located in China. Although this circular applies only to offshore enterprises funded by Chinese enterprises as controlling shareholders, rather than those funded by Chinese or foreign individuals or foreign enterprises as controlling shareholders (such as our company), the determining criteria set forth in the circular may reflect SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of how they are funded. Although our company is not funded by Chinese enterprises as controlling shareholders, substantial uncertainties remain as to whether our company or any of our other non-PRC entities will be deemed a PRC resident enterprise for the EIT purposes. If we or any of our subsidiaries registered outside the PRC are to be deemed a “resident enterprise” under the EIT Law, our income tax expenses may increase significantly, and our profitability could decrease materially.

You may be subject to PRC withholding tax on dividends from us and PRC income tax on any gain realized on the transfer of our shares or ADSs if we are deemed a PRC resident enterprise.

As described above, we may be treated as a PRC resident enterprise for PRC tax purposes. Under the EIT Law and its implementation rules, PRC withholding tax at the rate of 10% is normally applicable to PRC sourced dividends payable to investors that are non-PRC resident enterprises, which do not have an establishment or place of business in PRC, or which have such establishment or place of business if the relevant income is not effectively connected with the establishment or place of business. Any gain realized on the transfer of ADSs or shares by such non-PRC resident enterprise investors is also subject to a 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. Under the PRC Individual Income Tax Law and its implementation rules, PRC sourced dividends paid to non-PRC individual investors are generally subject to a PRC withholding tax at a rate of 20% and gains from PRC sources realized by such investors on the transfer of ADSs or shares are generally subject to a 20% PRC income tax. While substantially all of our brokerage operations are in New Zealand, it is unclear whether dividends we pay with respect to our ADSs, or the gain realized from the transfer of our ADSs, would be treated as the income derived from sources within the PRC and as a result be subject to PRC income tax if we were considered a PRC resident enterprise, as described above. See “—We may be deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, or the EIT Law, and be subject to the PRC taxation on our worldwide income, which may significantly increase our income tax expenses and materially decrease our profitability.” If PRC income tax were imposed on gains realized through the transfer of our ADSs or on dividends paid to our non-resident investors, the value of your investment in our ADSs may be materially and adversely affected. Any PRC tax liability described above may be reduced under applicable tax treaties. However, it is unclear whether our ADS holders whose jurisdictions of residence have tax treaties or arrangements with China will be able to obtain the benefits of such tax treaties or arrangements, if the prerequisites provided under the relevant treaties or arrangements were not satisfied.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Circular on issues of enterprise Income Tax on Indirect Transfer of Assets by Non-PRC Resident Enterprise, or the SAT Circular 7 pursuant to which if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by transfer of the equity interests of an offshore holding company (other than prescribed exempted situations including the purchase and sale of shares in public securities market) without a reasonable commercial purpose, the PRC tax authorities have the power to reassess the nature of the transaction and the indirect equity transfer might be treated as a direct transfer. As a result, the gain derived from such transfer, that is attributable to the PRC taxable properties will be subject to the PRC withholding tax at a rate of 10%. Under the SAT Circular 7, the transfer which meets all of the following circumstances shall be deemed as having no reasonable commercial purpose: (i) over 75% of the value of the equity interests of the offshore holding company are directly or indirectly derived from PRC taxable properties; (ii) at any time during the year before the indirect transfer, over 90% of the total properties of the offshore holding company are directly or indirectly constituted by investments within PRC territory, or in the year before the indirect transfer, over 90% of the offshore holding company’s total income is directly or indirectly derived from within PRC territory; (iii) the function performed and risks assumed by the offshore holding company and its subsidiaries that directly or indirectly hold PRC taxable properties are insufficient to substantiate its economic substance; or (iv) the foreign income tax imposed on the indirect transfer is lower than the PRC tax that may be imposed in the event of a direct transfer of the PRC taxable properties.

The SAT Circular 7 and its interpretation by relevant PRC authorities clarify that an exemption is available for transfers of shares in a publicly-traded entity that is listed overseas if the purchase of the shares and the sale of the shares both take place in the open market. However, if a shareholder of an entity that is listed overseas purchases shares in the open market and sells them in a private transaction, or purchases shares in a private transaction and sells them in the open market, the PRC tax authorities might deem such a transfer to be subject to the SAT Circular 7, which could subject such shareholder to additional reporting obligations or tax burdens. Accordingly, if a holder of our shares or ADSs purchases our shares or ADSs in the open market and sells them in a private transaction, or purchases our shares or ADSs in a private transaction and sells them in the open market, and fails to comply with the SAT Circular 7, the PRC tax authorities may take actions, including requesting us to provide assistance for their investigation or impose a penalty on us, which could have a negative impact on our business operations. In addition, since we may pursue acquisitions as one of our growth strategies, and may conduct acquisitions involving complex corporate structures, the PRC tax authorities might impose taxes on capital gains or request that we submit certain additional documentation for their review in connection with any potential acquisitions, which may incur additional acquisition costs, or delay our acquisition timetable.

The PRC tax authorities have discretion under the SAT Circular 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. We may pursue acquisitions in the future that involve complex corporate structures. If we are considered a non-resident enterprise under the EIT Law and if the PRC tax authorities make adjustments to the taxable income of these transactions under the SAT Circular 7, our income tax expenses associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

We may not be able to obtain certain tax benefits for dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiaries.

Pursuant to the EIT Law and its implementation rules, if a non-resident enterprise has not set up an establishment in the PRC, or has set up an establishment therein but its income has no actual connection with such establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Double Taxation Arrangement, the withholding tax rate on dividends paid by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the equity interests of the PRC enterprise. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See Item 4.B “Business Overview—Operating and Financial Review and Prospects—Regulations Relating to Tax—PRC Regulations on Dividend Withholding Tax.” We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant PRC tax authority that or we will be able to complete the necessary filings with the relevant PRC tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiaries.

Our leased property interest may be defective and our right to lease the properties may be affected by such defects, which could cause significant disruption to our business.

Under the applicable PRC laws and regulations, all lease agreements are required to be registered with the local housing authorities. The landlords of certain of our leased premises in China may have not completed the registration of their ownership rights or our leases with the relevant authorities. Failure to complete these required registrations may expose our landlords, lessors and us to potential monetary fines. If these registrations are not obtained in a timely manner, or at all, we may be subject to monetary fines or may have to relocate our offices, which will incur the associated losses and adversely affect our normal business operations.

The audit report included in this annual report have been prepared by our independent registered public accounting firm whose work may not be inspected fully by the Public Company Accounting Oversight Board and, as such, you may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the U.S. Securities and Exchange Commission, or the SEC, as auditors of companies that are traded publicly in the United States and a firm  registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.

Because we have substantial operations within the PRC and the PCAOB is currently unable to conduct inspections of the work of our independent registered public accounting firm as it relates to those operations without the approval of the Chinese authorities, our independent registered public accounting firm is not currently inspected fully by the PCAOB. This lack of PCAOB inspections in the PRC prevents the PCAOB from regularly evaluating our independent registered public accounting firm’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

On May 24, 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. On inspection, it appears that the PCAOB continues to be in discussions with the Mainland China regulators to permit inspections of audit firms that are registered with PCAOB in relation to the audit of Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in this issue. However, it remains unclear what further actions the SEC and PCAOB will take and its impact on Chinese companies listed in the United States. On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the PCAOB’s inability to inspect audit work paper and practices of registered accounting firms in China, with respect to their audit work of U.S. reporting companies. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

Inspections of other firms that the PCAOB has conducted outside the PRC have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct full inspections of auditors in the PRC makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside the PRC that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

If the settlement reached between the SEC and the Big Four PRC-based accounting firms (including the Chinese affiliate of our independent registered public accounting firm), concerning the manner in which the SEC may seek access to audit working papers from audits in China of U.S.-listed companies, is not or cannot be performed in a manner acceptable to authorities in China and the United States, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the mainland Chinese affiliates of the “Big Four” accounting firms (including the mainland Chinese affiliate of our independent registered public accounting firm). A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the Chinese accounting firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the Chinese accounting firms reached a settlement with the SEC whereby the proceedings were stayed. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents would normally be made to the CSRC. The Chinese accounting firms would receive requests matching those under Section 106 of the Sarbanes-Oxley Act of 2002, and would be required to abide by a detailed set of procedures with respect to such requests, which in substance would require them to facilitate production via the CSRC. The CSRC for its part initiated a procedure whereby, under its supervision and subject to its approval, requested classes of documents held by the accounting firms could be sanitized of problematic and sensitive content so as to render them capable of being made available by the CSRC to U.S. regulators.

Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice at the end of four years starting from the settlement date, which was on February 6, 2019. Despite the final ending of the proceedings, the presumption is that all parties will continue to apply the same procedures: i.e. the SEC will continue to make its requests for the production of documents to the CSRC, and the CSRC will normally process those requests applying the sanitization procedure. We cannot predict whether, in cases where the CSRC does not authorize production of requested documents to the SEC, the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. law. If additional challenges are imposed on the Chinese affiliates of the “big four” accounting firms, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these accounting firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If the Chinese affiliate of our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the Nasdaq Global Select Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to Our Class A Ordinary Shares and ADSs

The trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.

The trading prices of our ADSs have been and are likely to continue to be volatile and have fluctuated and may continue to fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other similarly situated companies that have listed their securities in the U.S. in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of these companies’ securities after their offerings may affect the attitudes of investors toward such companies listed in the United States, which consequently may affect the trading performance of our ADSs, regardless of our actual operating performance. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States and other jurisdictions. For example, the recent coronavirus pandemic and the recent decrease in oil prices have had a significant negative impact on securities market prices and contributed to increased volatility. These and other factors may continue to affect the broader securities markets and, consequently, our business and results of operations.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•                  variations in our revenues, earnings and cash flow;

•                  announcements of new product and service offerings, investments, acquisitions, strategic partnerships, joint ventures, or capital commitments by us or our competitors;

•                  changes in the performance or market valuation of our company or our competitors;

•                  changes in financial estimates by securities analysts;

•                  changes in the number of our users and customers;

•                  fluctuations in our operating metrics;

•                  failures on our part to realize monetization opportunities as expected;

•                  additions or departures of our key management and personnel;

•                  release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•                  detrimental negative publicity about us, our competitors or our industry;

•                  market conditions or regulatory developments affecting us or our industry; and

•                  potential litigations or regulatory investigations.

Any of these factors may result in large and sudden changes in the trading volume and the price at which our ADSs will trade. In the past, shareholders of a public company often brought securities class action suits against the listed company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We may grant employee share options and other share-based compensation awards in the future. Any additional grant of employee share options and other share-based compensation awards in the future may have a material adverse effect on our results of operations.

We have adopted and may adopt employee share option plans for the purpose of granting share-based compensation awards to our employees, officers, directors and other eligible persons to incentivize their performance and align their interests with ours. As of March 31, 2020, options to purchase 91,832,749 Class A ordinary shares are outstanding under the 2018 Share Incentive Plan and the 2019 Performance Incentive Plan. For more information on these share incentive plans, see Item 6. B “Compensation—2018 Share Incentive Plan” and “—2019 Performance Incentive Plan.” As a result of these grants and potential future grants, we expect to continue to incur significant share-based compensation expenses in the future. The amount of these expenses is based on the fair value of the share-based awards. We account for compensation costs for all share options using a fair-value-based method and recognize expenses in our combined and consolidated statements of comprehensive income and other comprehensive income in accordance with U.S. GAAP. The expenses associated with share-based compensation will decrease our profitability, perhaps materially, and the additional awards issued under share-based compensation plans will dilute the ownership interests of our shareholders, including holders of our ADSs. However, if we limit the scope of our share-based compensation plan, we may not be able to attract or retain key personnel who expect to be compensated by such share-based awards.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We cannot predict if investors will find our ADSs less attractive due to our status under the JOBS Act. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and our ADS price may be more volatile.

We incur increased costs as a result of being a public company, and will incur further increased costs after we cease to qualify as an “emerging growth company.”

We have incurred and expect to continue to incur significant legal, accounting and other expenses as a result of our becoming a public company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and Nasdaq, imposes various requirements on the corporate governance practices of public companies. These rules and regulations increase our legal and financial compliance costs and make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the other rules and regulations of the SEC. For example, we have incurred and will continue to incur additional costs associated with our public company reporting requirements.

The sale or availability for sale, or perceived sale or availability for sale, of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. There were 141,262,044 ADSs (equivalent to 2,118,930,666 Class A and Class B ordinary shares) outstanding as of March 31,2020. We may also issue additional options in the future that may be exercised for additional Class A ordinary shares. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

Our dual-class share structure with different voting rights limits investors’ ability to influence corporate matters and could discourage others from pursuing any change of control transactions.

We have and will maintain a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, a holder of Class B ordinary shares is entitled to 20 votes per share, while holders of Class A ordinary shares are entitled to one vote per share based on our dual-class share structure. Each Class B ordinary share is convertible into one Class A ordinary share by the holder thereof, subject to certain conditions, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale of Class B ordinary shares by a holder thereof to any person other than Mr. Tianhua Wu or any entity which is not a permitted affiliate to Mr. Tianhua Wu, such Class B ordinary shares are automatically and immediately converted into the same number of Class A ordinary shares.

Mr. Tianhua Wu and his family beneficially own all of our issued Class B ordinary shares. These Class B ordinary shares constitute approximately 15.5% of our total issued and outstanding share capital and approximately 80.31% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. See Item 7.A “Major Shareholders.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control limits holders of our Class A ordinary shares and ADSs ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

As a result of Mr. Tianhua Wu’s control of our Class B ordinary shares, Mr. Wu will effectively control the outcome of shareholder actions in our company and may take actions that might not be beneficial to holders of our Class A ordinary shares or ADSs.

Mr. Tianhua Wu holds the voting rights attached to all of our 337,611,722 Class B ordinary shares and to all of the options awarded under the 2018 Share Incentive Plan. As each Class B ordinary share entitles its holder to 20 votes per share, such Class B ordinary shares in the aggregate represent approximately 80.31% of the combined total voting rights in our company. Mr. Wu’s shareholding, in particular the greater voting rights of Class B ordinary shares he holds, gives him the power to control any actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association, and the Nasdaq requirements. Mr. Wu could have sufficient voting rights to determine the outcome of all matters requiring shareholder approval even if he should, at some point in the future, hold considerably less than a majority of the combined total of our outstanding ordinary shares. Mr. Wu’s voting power may prevent a transaction involving a change of control of us, including transactions in which holders of our Class A ordinary shares or ADSs might otherwise receive a premium for securities over the then-current market price. Similarly, Mr. Wu may approve a merger or consolidation of our company which may result in holders of our Class A ordinary shares or ADSs receiving a stake (either in the form of shares, debt obligations or other securities) in the surviving or new consolidated company which may not operate our current business model and dissenter rights may not be available to such holders in such an event.

We are a foreign private issuer under the Exchange Act and therefore are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including but not limited to:

•                  the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•                  the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•                  the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•                  the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results in press releases, distributed pursuant to the rules and regulations of the Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, investors may not avail themselves of the same information or protection that would be available to investors in a U.S. domestic issuer.

Because we are a foreign private issuer organized under the laws of a non-U.S. country, it may be more difficult for investors and regulators to bring actions against us and our officers and directors.

We are organized under the laws of the Cayman Islands, and many of our subsidiaries are organized under the laws of other jurisdictions outside the United States, including the PRC, Hong Kong, New Zealand, Singapore, and Australia. Because we and many of our subsidiaries are not U.S. companies and carry out a majority of our operations outside the United States, it may be more difficult for investors and regulators to bring suits against us and our management, including class action securities law and fraud claims, than it would be to bring claims against a U.S. company.

As a foreign private issuer with ADSs listed on the Nasdaq Global Select Market, we follow certain home country corporate governance practices instead of certain Nasdaq requirements.

As a foreign private issuer whose ADSs are listed on the Nasdaq Global Select Market, we are permitted to follow certain home country corporate governance practices instead of certain Nasdaq requirements. A foreign private issuer that elects to follow its home country practice must submit to The Nasdaq Stock Market LLC a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the SEC each Nasdaq requirement with which it does not comply followed by a description of its applicable home country practice.

As a company incorporated in the Cayman Islands with ADSs listed on the Nasdaq Global Select Market, we follow our home country practice instead of Nasdaq requirements that mandate that:

•                  the board of directors be comprised of a majority of independent directors;

•                  the directors be selected or nominated by a majority of the independent directors or a nomination committee comprised solely of independent directors;

•                  the board of directors adopt a formal written charter or board resolution addressing the director nominations process and such related matters as may be required under the U.S. federal securities laws; and

•                  the compensation of our executive officers be determined or recommended by a compensation committee comprised solely of independent directors.

We are a “controlled company” as defined under the Nasdaq Stock Market Rules and, as a result, can rely on exemptions from certain corporate governance requirements.

We are a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Tianhua Wu, our founder, director and chief executive officer, holds more than 50% of our total voting power. For so long as we remain as a controlled company as defined above, we are permitted to elect to, and may, rely on certain exemptions from corporate governance requirements otherwise applicable. As a result, our shareholders may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our ADSs.

Shareholders may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. courts may be limited, because we are registered under Cayman Islands law.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum of association and articles of association, the Companies Law of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedents in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like ours have no general rights under the Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have the discretion under our fourth amended and restated articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for shareholders to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. We rely on home country practice with respect to certain corporate governance matters. Our shareholders may be afforded less protection than they otherwise would have under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulties in protecting their interests in the face of actions taken by the management, members of the board of directors or controlling shareholders than they would have as public shareholders of a company incorporated in the United States.

Holders of our ADSs may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act, or exempted from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from the registration under the Securities Act. Accordingly, holders of the ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

Judgments obtained against us by our shareholders may not be enforceable in our home jurisdiction.

We are a Cayman Islands company and a substantial majority of our assets are located outside of the United States. A significant percentage of our current brokerage operations are conducted in New Zealand. In addition, a significant majority of our current directors and officers are nationals and residents of jurisdictions other than the United States. As a result, it may be difficult or impossible for shareholders to bring an action against us or against these individuals in the United States in the event that they believe that their rights have been infringed under the U.S. federal securities laws or otherwise. Even if shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands, New Zealand, China and other jurisdictions where we operate may render them unable to enforce a judgment against our assets or the assets of our directors and officers. There are uncertainties as to whether Cayman Islands courts would:

•                  recognize or enforce against us, judgments of courts of the U.S. based on certain civil liability provisions of the U.S. securities laws; and

•                  impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of the U.S. securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will under certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs depends in part on the research and reports that securities or industry analysts publish about us or our industry. If research analysts do not establish and maintain adequate research coverage or if the analysts who cover us downgrade our ADSs or publish inaccurate or unfavorable research about our industry, the market price for our ADSs might decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ADSs to decline.

The depositary for our ADSs will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs if holders of our ADSs do not vote at shareholders’ meetings, except under limited circumstances, which could adversely affect our ADS holders’ interests.

Under the deposit agreement for the ADSs, if a holder of our ADSs does not give instructions for voting the Class A ordinary shares underlying their ADSs, the depositary will give us a discretionary proxy to vote those Class A ordinary shares at the shareholders’ meeting unless:

•                  we have failed to timely provide the depositary with a notice of meeting and related voting materials;

•                  we have instructed the depositary that we do not wish a discretionary proxy to be given;

•                  we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•                  a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•                  the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that holders of our ADSs cannot prevent our Class A ordinary shares underlying their ADSs from being voted at the shareholder meeting, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our Class B ordinary shares are not subject to this discretionary proxy.

The deposit agreement may be amended or terminated without the consent of holders of our ADSs.

We and the depositary may amend or terminate the deposit agreement without the consent of holders of our ADSs. Such amendment or termination may be done in favor of our company. Holders of our ADSs are entitled to a prior notice in the event of a materially prejudicial amendment or termination thereof. If holders continue to hold their ADSs after an amendment to the deposit agreement, they agree to be bound by the deposit agreement as amended. The deposit agreement may be terminated at any time upon a prior written notice. Upon the termination of the deposit agreement, our company will be discharged from all obligations under this deposit agreement except for its obligations to the depositary thereunder.

If we do not pay dividends in the future, investors must rely on price appreciation of our ADSs for return on your investment.

Our board of directors may from time to time declare dividends or authorize other distributions to our shareholders, subject to certain restrictions under the Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid out of share premium if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on an investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which investors purchased the ADSs. Investors may not realize a return on their investment in our ADSs and may even lose their entire investment in our ADSs.

Holders of our ADSs may not receive dividends or other distributions on our Class A ordinary shares and may not receive any value for them, if it is illegal or impractical to make them available to.

To the extent that we decide to pay a dividend or make other distributions in the future, the depositary of our ADSs has agreed to pay to holders of our ADSs such cash dividends or other distributions it or the custodian receives on Class A ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. Holders of our ADSs will receive these distributions in proportion to the number of Class A ordinary shares their ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if there are securities that require the registration under the Securities Act but such securities are not properly registered or distributed under an applicable exemption from the registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under the U.S. securities laws any ADSs, Class A ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, Class A ordinary shares, rights or anything else to holders of ADSs. This means that holders of our ADSs may not receive distributions we make on our Class A ordinary shares or any value for them if it is illegal or impractical to make them available to them. These restrictions may cause a material decline in the value of our ADSs.

Holders of our ADSs may be subject to limitations on the transfer of ADSs.

ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offerings when the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays in the United States. The depositary may refuse to deliver, transfer or register the transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary think that it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement. As a result, holders of our ADSs may be unable to transfer their ADSs when they wish to under these circumstances.

Our amended and restated memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including Class A ordinary shares represented by the ADSs, at a premium.

The Company operates pursuant to a fourth amended and restated memorandum and articles of association. Some provisions of our fourth amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that: authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and limit the ability of shareholders to requisition and convene general meetings of shareholders. Under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our fourth amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company. However, these provisions could still have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. investors of our ADSs or Class A ordinary shares.

Depending upon the value of our ADSs and Class A ordinary shares and the nature and composition of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based on the expected composition of our income and assets and the value of our assets, including goodwill, we do not expect to be a PFIC for the taxable year ending December 31, 2019. Despite our expectation, there can be no assurance that we will not be a PFIC in the current taxable year or any future taxable year as PFIC status is tested each taxable year and will depend on the composition of our assets and income and the value of our assets in each such taxable year.

We will be classified as a PFIC for any taxable year if either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value of our assets (based on a quarterly value of the assets during the taxable year) is attributable to assets that produce or are held for the production of passive income. Passive income generally includes interest, and cash and loans are generally considered passive assets. In determining the average percentage value of our gross assets, the aggregate value of our assets will generally be deemed to be equal to our market capitalization (determined by the sum of the aggregate value of our outstanding equity) plus our liabilities. Accordingly, we could become a PFIC for the current or any future taxable year if our market capitalization were to decrease while we hold substantial cash, cash equivalents or other assets that produce or are held for the production of passive income such as loans to customers. In addition, we expect to increase our margin loan business (where we extend margin loans using our own capital rather than Interactive Brokers’ capital) which will increase our passive interest income. Furthermore, we could also be a PFIC if we were not treated as the owner of our consolidated affiliated entities for U.S. tax purposes. Because there are uncertainties in the application of the relevant PFIC rules, it is possible that the Internal Revenue Service, or IRS, may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, which could result in a determination that we were a PFIC for the current or subsequent taxable years.

If we were a PFIC in any taxable year in which a U.S. investor holds our ADSs or Class A ordinary shares, the U.S. investor would generally be subject to additional taxes and interest charges on certain “excess” distributions we make and on the gain, if any, recognized on the disposition or deemed disposition of such U.S. investor’s ADS or Class A ordinary shares, even if we are no longer a PFIC in the year of distribution or disposition. Moreover, such U.S. investor would also be subject to special U.S. tax reporting requirements. For more information on the U.S. tax consequences to certain U.S. investors that would result from our classification as a PFIC, see Item 10.E “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

Item 4.          Information on the Company

A.            History and Development of the Company

The Company, known commercially in the Asia-Pacific region as “Tiger Brokers,” is a Cayman Islands exempted company incorporated in January 2018 and operating under the Companies Law of the Cayman Islands. As of the date of this report, our authorized share capital is US$50,000 divided into 5,000,000,000 shares.

We commenced our technology research and development in June 2014 through Ningxia Xiangshang Rongke Technology Development Co., LTD, or Ningxia Rongke.

Ningxia Rongke acquired a New Zealand registered financial service provider, Tiger Holdings Group Limited, formerly known as Transaction Holdings (N.I.) Limited, in August 2015, which is currently wholly-owned by one of Ningxia Rongke’s subsidiaries. In August 2016, Ningxia Rongke acquired Tiger Brokers (NZ) Limited,also a registered financial service provider in New Zealand. Tiger Brokers (NZ) Limited is also accredited and approved by the New Zealand Stock Exchange (the “NZX”), to provide investment advisory services in respect of transactions in NZX listed products. Substantially all of our revenues were generated from Tiger Holdings Group Limited in 2016 and 2017, and from Tiger Brokers (NZ) Limited in 2018 and 2019. Tiger Brokers (NZ) Limited was known as Top Capital Partners prior to June, 2019.

Reorganization, IPO and Acquisition of Marsco

To facilitate foreign investment in our business, starting from early 2018, we began to establish an offshore holding structure for our company. As part of the efforts, we incorporated a Cayman Islands exempted company, UP Fintech Holding Limited, or our Company, as our offshore holding company in January 2018. In February 2018, we established Up Fintech International Limited in Hong Kong, or Up International, as our intermediate holding company, which in turn established our WFOEs, Ningxia Xiangshang Yixin Technology Co., LTD, or Ningxia Yixin, in May 2018, and Beijing Xiangshang Yixin Technology Co., LTD, or Beijing Yixin, in July 2018.

To enable our effective control over the PRC operating entities and their subsidiaries including Tiger Brokers (NZ) Limited (at the time), Ningxia Yixin entered into variable interest entity, or VIE, contractual arrangements with Ningxia Rongke, and Beijing Yixin entered into substantially similar VIE arrangements with Beijing Xiangshang Yiyi Technology Co., LTD, or Beijing Yiyi, which we collectively refer to as our VIEs in this report, and their respective shareholders. These contractual arrangements enable us to exercise effective control over our VIEs and their respective subsidiaries, receive substantially all of the economic benefits of such entities, and have an exclusive option to purchase all or part of the equity interests in and assets of them to the extent permitted by the applicable laws and regulations. For more details, please see Item 4 “Information on the Company—Contractual Arrangements with the VIEs and Their Respective Shareholders.”

In June 2018, we formed a wholly-owned subsidiary Up Fintech Global Holdings Limited in British Virgin Islands, or BVI, first as the holding company to hold our wholly-owned U.S. entity, Tiger Fintech Holdings Inc., or Tiger Fintech Holdings and later as the holding company to hold our subsidiaries in other jurisdictions. In August 2018, Tiger Fintech Holdings acquired 100% of the equity interests of Wealthn LLC, a registered investment advisor in the United States. Wealthn LLC provides investment advisory services for high-net-worth individuals, family offices and investment companies registered under the Investment Company Act of 1940 such as TigerShares Trust. In November 2018, Tiger Fintech Holdings completed the acquisition of 100% of the equity interests in US Tiger Securities, Inc. (formerly known as JFD Securities, Inc.), a U.S. registered broker-dealer.

In July 2018, we established another wholly-owned subsidiary Xiangshang Upfintech Holding Limited, a BVI company, to hold other licensed operating companies including its wholly-owned operating entity in Singapore, Tiger Fintech (Singapore) Pte. Ltd., which was established in March 2018. In October 2018, Ningxia Rongke transferred all equity interests in Tiger Brokers (NZ) Limited to Tiger Fintech (Singapore) Pte. Ltd. As a result, Tiger Brokers (NZ) Limited is no longer held by our VIEs in China. In November 2018, Tiger Brokers (NZ) Limited acquired 100% of the equity interests in Fleming Funds Management PTY Limited (“Fleming”), which was established in Australia in January 2006 and has been authorized as a licensed financial services provider in Australia since July 2006.

In September 2018, we established JV Uptech Holding Limited in BVI as a holding company to expand our business in Hong Kong. In October 2018, JV Uptech Holding Limited acquired 100% of the equity interests in Kastle Limited, which, in January 2019, was granted a license to carry on trust and company service business in Hong Kong. In January 2019, we entered into an agreement to purchase 100% equity interest of Tung Chi Consulting Limited, a licensed insurance broker in Hong Kong.

In March 2019, we completed our initial public offering of 14,950,000 of our ADSs, each representing 15 of our Class A ordinary shares. Concurrently, one of our existing shareholders, IB Global Investments LLC, a member of the Interactive Brokers Group of companies, purchased 13,125,000 Class A ordinary shares in a private placement.

In July 2019, the Group acquired 100% of the equity interests in Marsco for total consideration of US$9,348,290 in a combination of US$6,348,290 of cash and US$3,000,000 of Class A ordinary shares of the Company. Marsco is a licensed U.S. self-clearing broker-dealer that focuses on empowering self-directed investors with the necessary tools to manage their portfolios. Marsco brings in rich broker dealer experience in execution and clearing.

Recent Developments

On March 25, 2020, the Board of Directors of the Company approved a share repurchase program, pursuant to which the Company may purchase up to a maximum of US$20 million outstanding ADSs over the next twelve months.

Our Corporate Information

The location of our principal executive offices is 18/F, Grandyvic Building, No. 1 Building, No. 16 Taiyanggong Middle Road, Chaoyang District, Beijing, 100020 PRC and our telephone number at this address is +86-10-56216660. Our registered office in the Cayman Islands is P.O. Box 2547, 23 Lime Tree Bay Avenue, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204 Newark, Delaware 19711 and the telephone number of our agent is (302) 738-6680.

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our website is www.itiger.com. Information contained in, or accessible through, our website is not a part of, and is not incorporated into, this report.

Contractual Arrangements with the VIEs and Their Respective Shareholders

We use contractual arrangements to control our VIEs due to restrictions or prohibitions on foreign ownership of Internet technology services and other related businesses in China. Although as early in 2021, the restrictions on the controlling stake of Internet technology service companies will be revoked, according to the Negative List (as defined elsewhere in this report) that took effect on July 28, 2018, foreign investments in this business are still restricted by other qualifications and requirements under relevant regulations in China.

Our WFOEs, Ningxia Yixin and Beijing Yixin, respectively, have the sole discretion to receive from the relevant VIE an annual service fee at an amount of at least 99% of the respective VIE’s annual net profit. In addition, Ningxia Yixin and Beijing Yixin are entitled to receive certain fees for other technical services at the amount mutually agreed upon by Ningxia Yixin or Beijing Yixin and the respective VIE. Ningxia Yixin and Beijing Yixin did not collect any service fees from our VIEs in the last two fiscal years, and will make discretionary determinations on whether to collect services fees and on the amount of fees to be collected. We do not have unfettered access to Ningxia Yixin’s, Beijing Yixin’s and the respective VIEs’ revenues due to PRC legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions, and the restrictions on foreign investment, among others. For more details and risks related to our variable interest entity structure, please see Item 4 “Information on the Company—Contractual Arrangements with Our VIEs and Their Respective Shareholders” and “Item 3.D Risk Factors—Risks Related to Our Corporate Structure.”

As a result of our direct ownership in Ningxia Yixin and Beijing Yixin, and the contractual arrangements with the VIEs, we are regarded as the primary beneficiary of our VIEs, and we treat them as our consolidated affiliated entities under U.S. GAAP. We have consolidated the financial results of our VIEs in our consolidated financial statements in accordance with U.S. GAAP.

Agreements that provide us with effective control over the VIEs

Powers of Attorney.    Pursuant to the Powers of Attorney dated December 17, 2018 among Ningxia Yixin and each of the shareholders of Ningxia Rongke, which restated and amended the version dated June 7, 2018, each of the shareholders of Ningxia Rongke irrevocably authorizes Ningxia Yixin to act as its attorney-in-fact to exercise all of its rights as a shareholder of Ningxia Rongke, including, but not limited to, the right to convene and attend shareholders’ meetings, vote on any resolution that requires a shareholder vote, such as the sale, transfer, disposal and pledge of all or part of the equity interest owned by such shareholder, and decide on the appointment and removal of directors, supervisors and officers. Ningxia Yixin can assign or transfer under the aforementioned Powers of Attorney at its own discretion to any other person or entity without notice to or consent from any or all of the shareholders of Ningxia Rongke. The Power of Attorney will remain effective and irrevocable until such shareholder is no longer a shareholder of Ningxia Rongke.

On October 30, 2018, Beijing Yixin and each of the shareholders of Beijing Yiyi entered into an Power of Attorney, which contain terms substantially similar to the Powers of Attorney executed by the shareholders of Ningxia Rongke described above.

Exclusive Option Contracts.    Pursuant to the Exclusive Option Contract dated December 17, 2018, among Ningxia Yixin, Ningxia Rongke and each shareholder of Ningxia Rongke, which restated and amended the version dated June 7, 2018, the shareholders of Ningxia Rongke have irrevocably granted Ningxia Yixin an exclusive option to purchase all or part of their equity interests in Ningxia Rongke.

Ningxia Rongke has irrevocably granted Ningxia Yixin an exclusive option to purchase all or part of its assets. Ningxia Yixin or its designated person(s) may exercise such options at RMB10 or at the lowest price permitted under applicable PRC laws, whichever is higher. The shareholders of Ningxia Rongke undertake that, without Ningxia Yixin’s prior written consent, they will not, among other things, (i) create any pledge or encumbrance on their equity interests in Ningxia Rongke, (ii) transfer or otherwise dispose of their equity interests in Ningxia Rongke, (iii) change Ningxia Rongke’s registered capital, (iv) supplement, revise or amend Ningxia Rongke’s articles of association, or (v) allow Ningxia Rongke to merge with any other entity. In addition, Ningxia Rongke undertakes that, without Ningxia Yixin’s prior written consent, it will not, among other things, create any pledge or encumbrance on any of its assets, or enter into any material contracts (except in the ordinary course of business). The Exclusive Option Contract will remain effective for a term of ten years and renewable in accordance with the sole discretion of Ningxia Yixin.

On October 30, 2018, Beijing Yixin and each shareholder of Beijing Yiyi entered into an Exclusive Option Contract which contain terms substantially similar to the Exclusive Option Contract described above.

Spouse Consent Letters.    Pursuant to the Spouse Consent Letters dated December 17, 2018, the spouse of each married shareholder of Ningxia Rongke, which restated and amended the version dated June 7, 2018, unconditionally and irrevocably agreed not to assert any rights over the equity interest in Ningxia Rongke held by and registered in the name of their spouse. In addition, each of them agreed to be bound by the contractual arrangements described here if the spouse obtains any equity interest in Ningxia Rongke for any reason.

On October 30, 2018, the spouse of each shareholder of Beijing Yiyi signed two Spouse Consent Letters, which contain terms substantially similar to the Spouse Consent Letters described above.

Commitment Letters.    Pursuant to the Commitment Letters dated December 17, 2018, the shareholders of Ningxia Rongke, which restated and amended the version dated June 7, 2018, undertake that, when Ningxia Rongke exercises its options under the Exclusive Option Contracts, they will refund, without any conditions, any amount and fees to Ningxia Yixin which exceed the share purchase price provided in the Exclusive Option Contracts.

On October 30, 2018, each of the shareholders of Beijing Yiyi executed a Commitment Letter, which contain terms substantially similar to the Commitment Letters described above.

Agreements that allow us to receive economic benefits from the VIEs

Equity Pledge Contracts.    Pursuant to the Equity Pledge Contract dated December 17, 2018 among Ningxia Yixin, Ningxia Rongke and each shareholder of Ningxia Rongke, which restated and amended the version dated June 7, 2018, the shareholders of Ningxia Rongke have pledged 100% of the equity interests in Ningxia Rongke for the benefit of Ningxia Yixin. In the event of a breach by Ningxia Rongke or its any shareholder of contractual obligations under the Equity Pledge Contract, Ningxia Yixin, as pledgee, will have the right to dispose of the pledged 100% equity interests in Ningxia Rongke and will have priority in receiving the proceeds from such disposal.

The shareholders of Ningxia Rongke also undertake that, without prior written consent of Ningxia Yixin, they will not dispose of, create or allow any encumbrance on the pledged equity interests and rights. Ningxia Rongke further undertakes that, there is no other pledge or any other encumbrance on the assets owned by it that will or is likely to affect Ningxia Yixin’s pledged equity interests and rights, including but not limited to any transfer of intellectual property rights or transfer of any asset with a value exceeding RMB0.5 million (except in the ordinary course of business). Ningxia Rongke further undertakes that, without the prior written consent of Ningxia Yixin, they will not assist or allow any encumbrance to be created on the pledged equity interests. The Equity Pledge Contract will be effective until Ningxia Rongke and its shareholders fully perform their corresponding obligations therein.

On October 30, 2018, Beijing Yixin, Beijing Yiyi and each shareholder of Beijing Yiyi entered into an Equity Pledge Contract, which contains terms substantially similar to the Equity Pledge Contract described above.

We have completed the registration of the equity pledge of Ningxia Rongke and Beijing Yiyi under the Equity Pledge Contract with the State Administration for Market Regulation in accordance with the PRC Property Rights Law.

Exclusive Business Cooperation Agreements.    Pursuant to the Exclusive Business Cooperation Agreement dated June 7, 2018 between Ningxia Yixin and Ningxia Rongke, Ningxia Yixin has the exclusive right to provide Ningxia Rongke with the consulting and technical services required by Ningxia Rongke’s business. Without Ningxia Yixin’s prior written consent, Ningxia Rongke may not accept any services subject to this Exclusive Business Cooperation Agreement from any third party. Ningxia Rongke agrees to pay Ningxia Yixin an annual service fee at an amount of no less than 99% of its net profit or the amount which is adjusted at any time at the sole discretion of Ningxia Yixin. Ningxia Yixin has the exclusive ownership of all the intellectual property rights created as a result of the performance of the Exclusive Business Cooperation Agreement, to the extent permitted by applicable PRC laws. Ningxia Rongke also undertakes that upon the request of Ningxia Yixin, it will assist Ningxia Yixin in the consummation of the assignment or transfer of the relevant intellectual property rights, including but not limited to entering into a transfer or license agreement at no or a nominal consideration as well as fulfilling the necessary registration. To guarantee Ningxia Rongke’s performance of its obligations thereunder, its shareholders have pledged their equity interests in Ningxia Rongke to Ningxia Yixin pursuant to the Equity Pledge Contract. The Exclusive Business Cooperation Agreement will remain effective for a term of ten years and unconditionally renewable at the sole discretion of Ningxia Yixin.

On October 30, 2018, Beijing Yixin and Beijing Yiyi entered into an Exclusive Business Cooperation Agreement, which contains terms substantially similar to the Exclusive Business Cooperation Agreement described above.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of our VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See Item 3.D “Risk Factors—Risks Related to Our Corporate Structure.”

Capital Expenditures and Divestitures

For a description, including the amount invested, of the Company’s principal capital expenditures (including interests in other companies) for the years ended December 31, 2017, 2018 and 2019, see Item 5.B “Liquidity and Capital Resources—Capital Expenditures.”

The Company did not make any material divestitures for the years ended December 31, 2017, 2018 and 2019.

To date, the Company has not made any capital expenditures or divestitures in calendar year 2020 that were not in the ordinary course of business.

More Information

The SEC maintains an internet site that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. The Company’s SEC filings can be found there and on the Company’s website: www.itiger.com.

B.    Business Overview

We are a leading online brokerage firm focusing on global Chinese investors. Our proprietary trading platform enables investors to trade in equities and other financial instruments on multiple exchanges of stocks and other derivatives around the world. Our continuous focus on offering innovative products and services and a superior user experience has enabled us to become one of the most utilized and well-recognized online trading platforms for Chinese investors around the world.

We have developed an innovative brokerage platform for Chinese investors globally, which can easily be accessed through our APP and website. We offer our customers comprehensive brokerage and value-added services, including trade order placement and execution, margin financing, account management, investor education, community discussion and customer support, all within a few taps or clicks. Our “mobile first” strategy backed by robust infrastructure and advanced technology further enables us to better serve and retain our customers as well as attract new customers.

We take pride in our proprietary and cutting-edge technology. Our proprietary infrastructure and advanced technology are able to support trades across multiple currencies, multiple markets, multiple products, multiple execution venues and multiple clearinghouses. Our proprietary technology is the backbone for our constant innovation and enables us to provide efficient and first-rate services in a cost-effective manner. Over 100 versions of updates have been applied to the Tiger Trade APP since its initial launch in August 2015 to address users’ diversified needs and improve user experience. As a “third generation” broker carrying out marketing activities primarily through online channels, our digital trading system emphasizes the use of technology, mobile platforms and optimization of user experience with advanced market analysis tools and algorithms that supports highly diverse and frequent trading activities. We have a competitive advantage over traditional brokers given our more advanced technology capabilities, wider range of products and services and better user experience.

We generate revenues primarily by charging our customers commission fees for trading of securities as well as earning interest income or financing service fees arising from or related to margin financing and securities borrowing and lending transactions provided by ourselves or third parties to our customers for trading activities. Our revenues were US$16.9 million, US$33.6 million and US$58.7 million in 2017, 2018 and 2019, respectively. We recorded net losses of US$7.9 million, US$44.3 million and US$5.9 million in 2017, 2018 and 2019, respectively. Our revenues in 2017, 2018 and 2019 were mainly generated in New Zealand, PRC and US etc. Our  New Zealand subsidiary have contributed over 85% of total revenues for the year ended December 31, 2019.

Our Strategies

Our mission is to make investing more efficient for everyone through the use of our innovative online trading platform for global investors. We intend to achieve our mission by growing our customer base, increasing our trading volume, introducing more diverse and innovative products and services and enhancing our technology capabilities. More specifically, we plan to implement the strategies described below.

Expand demographic coverage to serve global investors

We aim to selectively provide our products and services to investors in a wider range of jurisdictions, including the United States, Australia, Singapore, Hong Kong and India, to the extent in compliance with applicable laws and regulations. To achieve this goal, we intend to apply for appropriate licenses or acquire companies that hold such licenses in Singapore and India, in addition to the authorizations and licenses we currently have in New Zealand, the United States, Australia and Hong Kong.

In connection with our future global footprint, we intend to diversify our product and service offerings by partnering with more exchanges globally, increasing the number of available products on our trading platform, as well as generating innovation and differentiation in our services. Our goal is to enable our customers to trade on more prominent exchanges worldwide and to add other investment products.

Attract more institutional investors

We intend to expand our service offerings to small and medium-sized institutional customers and increase the proportion of revenues generated from them. We have developed customized API for our institutional customers. We also plan to attract more institutional investors by offering fund structuring and administrative services such as fund license application, product design, asset custody, transaction execution and funding allocation for fund management startups. As institutional customers tend to trade more consistently and demand wider spectrum of services as compared to individual investors, we strive to foster long-term partnerships with them and to grow our revenue streams substantially as a result of greater number of institutional customers utilizing our trading platform and services.

Expand into the asset and wealth management business

Although our asset management and wealth management services are still at the ramping-up stage, we believe they are an integral part of our comprehensive services package and a major focus for our future growth. We intend to leverage on our high quality customer base and comprehensive understanding of investment products and capital markets to penetrate into wealth management and asset management services. We aim to further increase and diversify investment products available on our trading platform and to enhance our research and investment capabilities and expertise to increase the competitiveness of our wealth management and asset management services. We also aim to provide asset management and wealth management services to a greater number of high net worth individuals as well as institutional and corporate customers.

We aspire to build and upgrade our comprehensive trading platform to serve our asset management and wealth management customers. We plan to integrate artificial intelligence and quantitative modelling tools into our trading platform, therefore making our trading platform increasingly smart when offering financial advisory and asset allocations to our customers. We believe the advanced technology will improve user experience and increase customer stickiness.

Strengthen our technology capabilities through continuous investment

We intend to make additional investments in our infrastructure that enhance our proprietary technology, which will enable us to continue to provide the superior user experience and innovative product offerings, conduct effective risk management, retain low cost structure and respond quickly to arising business opportunities. In particular, we will continue to upgrade our software to improve user interface and user experience and we will increase the speed, stability and security of trading by continuous investment in infrastructure and hardware and iteration in trading and operational systems.

As existing technologies converge and new technologies emerge, we intend to continue developing and introducing products and services for and on various media platforms, such as mobile phones and tablet devices. For example, we plan to further automate our financial advisory, account management, trading and customer management functions. We aim to strengthen our partnership with global stock exchanges so our trading platform can directly connect with them and execute trade orders. Finally, our long- term goal is to develop our proprietary order execution and clearing technologies and operate independently throughout the entire value chain of brokerage business.

Further strengthen our brand equity

We intend to leverage on the network effects inherent in our business to further enhance our brand recognition. As more customers trade and socialize on our trading platform, we will have more data to optimize our trading platform which in turn will attract even more customers. We aim to enter into cross-branding arrangements with other websites and traditional media outlets to both reinforce our brand with existing customers as well as to broaden our exposure to potential customers. Finally, we will continue the efforts of marketing and branding through public relations campaigns and sponsored events, such as industry conferences.

Attract and retain talent

We rely on our management team and employees to serve our customers and implement our growth strategies. Hence, attracting, cultivating and retaining talent has been, and will remain, critical to our success. We plan to continue attracting and retaining highly skilled personnel, particularly those with expertise in fintech, and further strengthen our corporate culture by continuous investment in employee training and other professional development programs.

Our Core Products and Services

Brokerage Services

Overview

We deliver a comprehensive and user-friendly online trading experience for investors through our platform that can be accessed through our APP or website. Our services became accessible on the website and through our flagship APP, Tiger Trade, in August 2015. Currently our trading platform enables our customers, who are primarily Chinese investors living in and outside of China, to execute trades in a secure, reliable and cost-efficient environment. Our trading platform also encompasses an abundance of complementary services that help our customers make informed investment decisions.

Our platform allows investors to trade stocks, options, warrants and other financial instruments listed on the major stock exchanges around the world, including but not limited to Nasdaq, New York Stock Exchange and Hong Kong Stock Exchange as well as A shares which are eligible under Shanghai-Hong Kong Stock Connect and Shenzhen-Hong Kong Stock Connect programs. Our customers can also trade futures contracts, trade on margin and short sell on our trading platform.

The aggregate trading volume amounted to approximately US$21.8 billion during the fourth quarter of 2019. Below is the table of the operating data as of the dates or for the periods indicated.

	As of and for the Three Months Ended
	Mar 31, 2017	Jun 30, 2017	Sep 30, 2017	Dec 31, 2017	Mar 31, 2018	Jun 30, 2018	Sep 30, 2018	Dec 31, 2018	Mar 31, 2019	Jun 30, 2019	Sep 30, 2019	Dec 31, 2019
Number of customer accounts (in thousands)	100.5	132.3	162.5	205.0	265.4	321.1	456.4	502.4	534.0	576.9	606.7	649.0
Number of customers with deposits (in thousands)	17.3	23.7	32.7	41.9	51.2	59.8	75.5	81.6	87.6	95.0	101.9	113.2
Number of trading customers (in thousands)	16.2	22.3	30.3	38.3	46.6	53.6	69.2	76.2	81.8	88.9	93.3	98.9	(3)
Total account balance(1)(4) (in US$ millions)	910.1	1,155.2	1,568.6	1,785.9	2,183.6	2,033.5	2,576.4	2,357.0	3,057.0	3,557.1	3,789.2	5,051.6
Trading volume(4) (in US$ millions)	12,494.0	13,988.4	17,125.7	19,687.8	28,302.6	21,395.3	32,628.3	36,895.2	27,862.8	24,370.0	25,760.8	21,799.6
Daily average trading volume(2)(4) (in US$ millions)	201.5	231.2	267.6	317.5	464.0	345.1	526.3	542.6	456.8	386.8	402.5	340.6

Notes:

(1) Represents the total balance of all customers’ deposits on our platform as of the respective date.

(2) Calculated based on the average number of trading days during the period of the U.S. and Hong Kong exchanges.

(3) As of December 31, 2019, 99,400 of our customers had conducted at least one trading transaction on our platform in the preceding 12 months.

(4) Translated at a rate of RMB6.9618 to US$1.0000, or of HK$7.7894 to US$1.00, respectively, as the case may be.

Commission fees generated from our brokerage services accounted for US$15.1 million, US$26.0 million and US$26.7 million in 2017, 2018 and 2019, respectively. Financing service fees related to margin financing and securities borrowing and lending transactions provided by Interactive Brokers to our fully disclosed customers accounted for US$1.8 million, US$6.4 million and US$7.9 million in 2017, 2018 and 2019, respectively. We started to generate interest income arising from margin loans and securities borrowing and lending transactions, which accounted for US$16.5 million in 2019, provided by us directly to our consolidated account customers since 2018.

Trading Platform Interface

The user interface of our trading platform compartmentalizes services into five major functions: markets, community, discover, trade and account.

•                  Markets.  The markets function is an information terminal that helps customers keep track of current and historical market data including real-time prices, historical prices, alerts, financial filings, company profiles and third-party analysis.

•                  Community.  The community function is where users can read and post opinions on markets and securities.

•                  Discover.  The discover function is a comprehensive suite of investor education tools including popular stock picks and short videos on trading fundamentals that impart valuable trading knowledge to our customers.

•                  Trade.  The trade function enables customers to place trading orders and to execute orders over a safe and fast environment.

•                  Account.  The account management function allows users to review and revise their personal information, manage their funds and rewards, and communicate with customer representatives.

Types of Accounts

While we also partner with other clearing agents, we substantially rely on Interactive Brokers to execute, settle and clear a substantial portion of the trades of the U.S. and Hong Kong stocks and other financial instruments, and to comply with certain federal, state and other laws, as discussed in more details in Item 4.B “Business Overview—Our Core Products and Services—Revenue Models.” There are two types of accounts on our platform, consolidated accounts and fully disclosed accounts, depending on the cooperative model with our clearing agents.

Under the consolidated accounts, our customers only open accounts and place trades with our platform. We are responsible for the “know your client”, or KYC, and anti-money laundering, or AML, procedures including customer identity verification, account approval and disapproval, record keeping, monitoring and supervision of the accounts and other compliance functions, which are no less stringent than the procedures performed for fully disclosed account customers. We work with Interactive Brokers and other agents for order execution, clearing and settlement services. Consolidated accounts offer more functions, products and services than fully disclosed accounts, such as innovative financial instruments. With our advanced technology and third party database, the account opening process for consolidated accounts is more efficient and smooth.

Under the fully disclosed accounts, we provide a user-friendly trading interface and infrastructure for the customers and we engage Interactive Brokers to perform the execution, clearing and settlement services. We are responsible for technical support, customer service and marketing to the fully disclosed account customers. We also perform our own KYC procedures to verify the identity and financial condition of potential customers. In addition to the account on our platform, each of our customers also open a corresponding account with Interactive Brokers. Interactive Brokers is required to perform key functions in respect of KYC and AML procedures including customer identities verification, account approval and disapprovals and continuing monitoring and supervision of the accounts.

Revenue Models

We currently derive a significant portion of our revenues from our brokerage services through commission fees we charge our customers and interest income or financing service fees arising from or related to margin loans or securities borrowing and lending transactions services provided to customers by ourselves or third parties for trading activities.

Our revenues from commission fees are generated by customer trades and are largely determined by trading volume and commission rates. We charge commission fees based on the amount of transaction volume, or the number of shares, lots or contracts in each order. We from time to time award discounted or even zero commission fees to new or existing customers as part of our marketing scheme, thus attracting more customers and boosting customer stickiness.

Pursuant to the agreement with our primary clearing agent, Interactive Brokers, we receive a portion of commission fees paid by our customers every time Interactive Brokers executes and clears a trade order. For consolidated accounts, we receive commission and pay a pre-determined portion to Interactive Brokers as execution and clearing fees. For fully disclosed accounts, every time Interactive Brokers executes and clears a trade, it collects the commission, deducts the execution and clearing fees and returns the rest of the commission fees to us.

Customers can also trade on margin and short sell securities on our trading platform. The minimum deposit that customers must have to open and maintain a margin account so as to conduct margin trading and securities borrowing and lending transactions is currently set at US$2,000. The margin loan or funding is offered by our platform for consolidated account customers and by Interactive Brokers for fully disclosed account customers. We generate interest income arising from margin financing offered by us to consolidated account customers and earn financing service fees related to the margin financing provided by Interactive Brokers to our customers.

We adopt diversified pricing terms to better serve our customers with individualized needs. The commissions we charge generally vary in accordance with the type of products or services discussed above as well as timing of account activation, eligibility for discounts and other factors. For margin loans, we charge a specific interest rate on margin loans provided by us, or a mark up above the interest rate of the margin loans provided by our clearing agents. Below is a brief summary of the currently effective pricing terms for certain of our products and services, which are subject to change from time to time.

Products and services	Our pricing terms	Other fees and expenses
U.S. stocks on Nasdaq and NYSE(1)	Commissions: US$0.0039 per share subject to a minimum charge of US$0.99 per transaction Technical service fees: US$0.004 per share subject to a minimum charge of US$1.00 per transaction	Applicable regulatory fees and transaction fees charged by the SEC and other third-party institutions
Hong Kong stocks on HKEX(1)	Commissions: 0.029% of trading volume Technical service fees: HK$15	Applicable transaction fees charged by HKEX and stamp tax charged by the Hong Kong SAR government
Options	Commissions: US$0.65 per contract subject to a minimum charge of US$1.99 per transaction Technical service fees: US$0.3 per contract subject to a minimum charge of US$0.99 per transaction	Other fees primarily include options regulatory fees charged by exchanges, transaction fees charged by the FINRA and clearing fees charged by the Options Clearing Corporation
Financing loans

Annualized interest rate for loans in USD to customers(3): from 3.250% to 4.050% depending on trading volume
Annualized interest rate for loans in HKD to customers(3): from 5.729% to 6.729% depending on trading volume

N/A

Notes:

(1) Only apply to customers who opened accounts after June 3, 2019.

(2) New customers from certain of our revenue-sharing model partners are not entitled to this pricing term.

(3) Annualized interest rates effective since April 23, 2020. Interest rates are subject to change in accordance with market conditions.

(4) Interest rates are subject to change in accordance with market conditions.

Asset Management and Wealth Management Services

Although our asset management and wealth management services are still at the ramping-up stage, we believe they are an integral part of our comprehensive services package and a major focus for future growth. Through our asset management and wealth management services, we provide personalized services at competitive prices. Our customers can purchase products such as pre-IPO shares, overseas fund products or bonds. We charge a service fee for such transactions.

Our first proprietary ETF product UP Fintech China-U.S. Internet Titans ETF was launched in November 2018. This ETF enables investors to harness the growth of the Internet business in China and the United States and allows investors to participate in broad international technology market opportunities. We charge a management fee for our ETF product.

In late 2019, the Company added another wealth management feature, “Cash Plus”, to its trading platform, Tiger Trade. This cash management service invests in treasury bonds, investment-grade bonds, and bond ETFs, providing clients with high liquidity and steady interest, and allowing clients to enjoy appreciation on their idle cash. By integrating Cash Plus into Tiger Trade’s platform, investors may manage their assets and build wealth with just a few clicks. Cash Plus has gained significant traction among investors due to zero transaction fees and an intuitive operating process.

We recently launched our “Fund Mall” where our clients may choose from over 30 funds and invest in new asset management products will lead our users to allocate more of their wealth on our platform in March 2020. Fund Mall lets investors create diversified portfolios tailored to their specific needs. The launch of the Fund Mall represents an important step forward in the Company’s strategy to enrich its wealth management offerings. Investors may subscribe to and redeem a wide variety of mutual funds in the Fund Mall with Tiger Trade’s all-in-one account, adding easy and instant diversification to their portfolios without having to open a separate, non-linked account.

Institutional and Corporate Services

We have recently launched a number of innovative services in order to attract new customers as well as to serve existing customers whom we expect to have a greater chance of cross-selling products or services. We provide ESOP management services to soon-to-be listed and listed companies which enable them and their employees to manage their equity incentive schemes in a convenient and simplified manner. Our customer representatives work together with these companies to build a repository of equity incentive awards in our proprietary ESOP management system. We then help companies manage the vesting and exercise of their equity incentive awards as well as educating company employees about ESOP. Furthermore, we provide investor relations service to issuers such as interviews with chief financial officers. Overall, we had worked with over 20 corporate clients.

With our in-depth knowledge of the global financial market, we have also developed a one-stop incubation service for small and medium sized buy-side customers to set up offshore funds in a cost-effective way. Our service offerings include fund license application, product design, asset custody, transaction execution and funding allocation. We carefully consider factors related to a fund’s potential launch to the public such as vehicle structure, registration constraints, demand and potential for success in comparison to other funds in the market. We generally offer our fund structuring and management services on a complimentary basis in exchange of our institutional customers’ marketing of our products and services.

Although our IPO underwriting business started relatively recently, we believe it is an integral part of our comprehensive services package and is a major focus for our future growth. In 2019, we participated in 18 U.S. IPOs, in 12 of which the Company’s wholly-owned subsidiary Tiger Brokers (NZ) Limited served as underwriter and in 6 of which Tiger Brokers (NZ) Limited served as distributor, far exceeding any of our competitors in terms of deal count. As we continue to accumulate investment banking transaction experience and strengthen our brand image, we expect to further increase our exposure to larger, more complex transactions and our contribution to the underwriting syndicate, which may further improve our results of operations.

Complementary Services

We believe that a key attraction of our trading platform is the complementary services we embed in our trading platform’s functions. The major complementary services are market information, community engagement, investor education and simulated trading, which work together to help our customers make informed investment decisions.

•                  Market information.  We provide comprehensive market information to our customers, including real-time price quotes from various exchanges and international markets, technical indicators and macroeconomic data. Our customers can either select market information by browsing under the exchanges they are interested in researching or using the search function to find a specific security.

•                  Community engagement.  We have built our “Tiger Community” consisting of live discussion boards for our customers to communicate with our community team and among themselves regarding market trends, investment opportunities and other related topics. Discussion boards are broken down into hot topics that are tailored to major market events and editors’ picks representing substantive and analytical posts that add value to the investor community.

•                  Investor education.  We have developed “Tiger Education,” which is a set of educational programs designed to target customers with a variety of experience levels trading in stocks and other financial instruments. Our educational programs include basic rules and processes of trading, fundamental analysis methods and technical analysis methods. We offer online lectures and live video programs produced in-house covering a variety of topics.

•                  Simulated trading.  We enable users who have signed up on our trading platform to practice their stock-picking and trading skills without actually investing any money. Users can log on, set up a paper account and use a predetermined amount of simulated funds to make simulated investments.

Our Users and Customers

We classify those who have registered on our platform as our users and those who have opened accounts on our platform as customers. Our customers include individual customers, corporate customers and institutional customers.

We have attracted a young, affluent, and highly engaged user base with frequent trading pattern base on our trading platform. Our users and customers are generally sophisticated Chinese investors living in and outside China with relatively higher risk tolerance.

As of December 31, 2019, the aggregate of account balance amounted to approximately US$5.1 billion. Our customers can open and activate trading accounts through our APP which can be downloaded for free from APP stores or through our website. After filling in personal information online, our customers are required to complete a series of questions and upload various documents to verify their identity and assess potential risks.

We have experienced significant growth in both number of customers and trading volume due to our reliable and secure trading platform, comprehensive brokerage and value-added services and superior user experience. The total customer accounts increased from 18,697 as of March 31, 2016 to 649,016 as of December 31, 2019, representing a compounded quarterly growth rate of 27.9%. The daily average trading volume increased from US$22.7 million during the first quarter of 2016 to US$340.6 million during the fourth quarter of 2019, representing a compounded quarterly growth rate of 28.7%.

Marketing, Branding, Customer Development and Customer Support

We attract and retain customers to use our trading platform through marketing and branding, customer development and customer support.

Marketing and Branding

We conduct targeted branding and marketing to attract potential customers using both online and traditional marketing channels. Our online marketing activities mainly include Internet search engine results and advertisements on websites focused on trading and finance. We also actively conduct marketing for our trading platform through APP stores. In addition, we promote our brand and trading platform through our corporate accounts on popular interactive social media platform. We benefit from cross-branding arrangements with third-party websites, and influential social media accounts, under which we cooperate to help improve each other’s brand recognition. We specialize in utilizing social media to strengthen our brand equity, enhance our competitive advantages and expand our business.

We regularly initiate branding activities to promote our brand awareness among existing and potential customers around the world. We provide the technical backbone to many leading online platforms that allow their own users to analyze and trade U.S. and Hong Kong securities. As a result of the superior functionalities of our trading platform and our position as an independent platform with capability to trade U.S. and Hong Kong securities, we have been chosen by some well-known platforms as their business partner. These partnerships have enabled us to access a wider user base and scale up in a cost-efficient manner.

We focus on investing in cost-effective marketing initiatives and regularly evaluating the effectiveness of various marketing channels to optimize the allocation of our marketing resources. All customer acquisitions are tracked and analyzed based on profitability on a regular basis so that adjustments can quickly be made to our marketing efforts. We focus on continuously improving the quality of our products and services as we believe satisfied customers are more likely to recommend our trading platform to other potential customers. We incurred marketing and branding expenses of US$6.3 million, US$10.5 million and US$7.1 million in 2017, 2018 and 2019, respectively, accounting for 37.1%, 31.4% and 12.1%, respectively, of total revenues for the same periods.

Customer Development

Our users and potential customers can initiate contact with us through phone call and online message. To further build the relationships, our business and customer support team generally follow up with customers to respond to their questions about our trading platform, our products and our business in general.

We also use data analytics tools to identify users who are more likely to open trading accounts with us through an analysis of communication history and platform usage records, thus improving the effectiveness of our customer development and customer conversion. We also implement a member-to-member referral bonus system for existing customers who introduce new customers to our trading platform so both the introducer and the introduced receive bonus funds for commission-free trading.

Customer Support

We take pride in the level and quality of customer services we provide. We have a dedicated team of customer support personnel that handles customer inquiries about our trading platform via phone call and online message. Our business and customer support team consisted of 141 employees as of December 31, 2019 and operates for around 20 hours every trading day to serve our customers across the world.

We implement stringent internal policies and training programs regulating how our customer representatives communicate with and serve our customers. Our compliance team also regularly monitors communications between our customer representatives and customers to maximize the level of satisfaction from our customers.

Our Technology and Infrastructure

Our proprietary technology is critical to our goal of providing the most user-friendly trading experience at the best value to our customers. Over the past four years, we have developed an integrated trading platform to create an efficient conduit for the global flow of capital across securities on electronic exchanges around the world, while at the same time maintaining one of the lowest fee schemes in the industry. We strongly believe in developing and continuing to enhance our proprietary technology to adapt quickly to the changing environment and regulatory change of our industry and to take advantage of opportunities presented by new exchanges or new product lines ahead of our competitors.

Trading Platform Interface

Our trading platform allows our customers to execute trades in an efficient, secure, reliable and user-friendly manner. Our user interface is specifically designed to accommodate Chinese users’ specific behaviors and preferences. Customer trades are both automatically captured and reported in real time to our trading platform. Users can search for and download our trading platform on APP stores through their mobile devices, or simply trade on our website. It generally takes less than five minutes to register and submit the application required to open an account on our platform. Once our customers open accounts on our platform, they will be directed to link a payment method for making deposits into their accounts. We perform biweekly updates to our trading platform and had updated over 100 versions.

Back-end System

We have a proprietary and robust back-end system, which is able to support major aspects of our business operation, and our comprehensive product offerings. Our back-end system ensures the safety, stability, smoothness and speed of transactions on our trading platform. For example, we receive, process and distribute stock quote data at a speed on average 71,200 units per second at its peak. Our back-end system is able to facilitate trades in a secure and reliable manner by connecting seamlessly to our clearing agents.

Through our back-end system, we employ proprietary technology to automate functions including account management, market updates, order routing, seamless trading across securities and risk management. Our back-end system is built with the following features.

•                  High availability.  Our back-end system supports an infrastructure and application architecture with high-level SLA which guarantees that our customers can connect and trade at any time to avoid missing any fleeting opportunities in the market.

•                  High reliability.  It provides high accuracy in user data and market data, supported by both real-time and off-line calculations.

•                  Security.  Our system empowers systemized security measures such as strong encryption and two-factor authentication, in addition to disaster recovery and business continuity plans.

•                  High performance and extensibility.  It is able to handle millions of real time data at the peak, while supporting order execution and settlement with high throughput; enhanced to improve capacity for handling an increased load; and designed for easy modification, allowing us to increase system features, functions and capabilities efficiently.

•                  Low latency.  Our system boasts dedicated relay networks and system optimization tools that reduce end-to-end latency from customer trade orders to the various exchanges.

Our proprietary back-end system boasts strong capabilities to handle customer information and trade orders. We designed our back-end system for easy modification, allowing us to increase system features, functions and capabilities efficiently as well as to handle a high volume of orders from customers at any one time. We ensure the security and integrity of all customer assets using various safeguards.

We also maintain formal business continuity policies and practices aimed at ensuring rapid recovery from any business or trade interruptions. We rank each of our services according to the risks associated with potential interruptions and have also established business recovery time objectives for our services. We regularly review and test our recovery plans and controls to ensure the effectiveness of such plans and controls in meeting our business needs.

CRM System

Our CRM system is the core IT system for customer development and support. Our CRM system allows us to centrally monitor and supervise customer communications, manage relationships with customers, and analyze important customer data:

•                  Customer communications.  Our CRM system is integrated with our phone calls and online messaging systems, which assists customer representatives to anticipate and solve questions for our customers as they can access customer information and data from the CRM system while communicating with customers.

•                  Customer relationship management.  Our CRM system also facilitates the management of account opening procedure, account status update, collection of customer complaints and other customer activities. Through the CRM system, our customer representatives can access customers’ communication history, their platform usage records and trading records.

•                  Customer analysis.  Through our CRM system, we can analyze our customer’s communication history and trading records to enhance our operational efficiency.

Research and Development

We develop our proprietary trading platform, back-end technology and CRM system internally and consider our expertise in the rapid development and deployment of new trading technology as one of our core strengths. We have a team of experienced engineers. The supervisors in charge of our research and technology department all graduated from prestigious universities and worked at well-established Internet and software companies before joining us. As of December 31, 2019, our research and development department consisted of 263 engineers and technicians. Substantially all of them have a bachelor’s degree or above.

Our company is technology-focused, and our management team is technology-savvy. Most members of the management team participate in writing detailed program specifications for new applications. Our senior executives personally track progress on programming projects, which enables us to prioritize key initiatives and achieve rapid turn-around on new projects.

Our current research and development efforts are focused on developing and improving, among other things, our trading capabilities, infrastructure technologies and customer data analysis technologies. To achieve optimal performance from our trading platform, we are regularly upgrading new versions, evaluating platform performance and performing quality assurance testing procedures.

Risk Management

Our business activities expose us to various risks. Identifying, measuring and managing risks are critical to minimizing damages to our business, operations and financial condition. Our compliance and legal departments work together with management to identify and manage all risks. We have implemented policies and procedures for identifying, measuring and managing risks, which include establishing threshold levels for our most significant risks. Our business exposes us to four broad categories of risks: customer-related risks, trading-related risks, operational risks as well as cyber and information security risks. We are also subject to other risks that could affect our business, financial condition, operations or cash flows in future periods. For additional information, please see Item 3.D “Risk Factors—Risks Related to Our Business and Industry—We may fail to update our risk management policies and procedures as needed and such policies and procedures may otherwise be ineffective, which may expose us to unidentified or unexpected risks.”

Customer-Related Risks

We interact with customers on a daily basis, exposing us to risks of customers conducting money laundering activities, fraud and other financial crimes. We therefore implement rigorous KYC and AML measures to compile and periodically update customer profiles and to monitor activities. Once customers make deposits, we adopt the following safeguards to protect our customers’ assets:

•                  Segregation of customer and internal funds.  We segregate all customer funds from our internal funds in accounts with a few reputable banks in New Zealand for consolidated accounts. We perform a detailed reconciliation of our customers’ funds on a regular basis to ensure that such funds are properly segregated.

•                  Regulatory compliance.  We are currently authorized and accredited as a NZX investment advisory firm in New Zealand. Our subsidiary, Wealthn LLC, is a registered investment advisor and an NFA member as well as commodity pool operator and registered commodity trading advisor in the United States. Our subsidiary, US Tiger Securities, Inc., is a registered broker-dealer with the SEC and a member of FINRA and SIPC in the United States. Our Australian subsidiary, Fleming, is a licensed financial services provider in Australia. Our Hong Kong subsidiary, Kastle Limited, is a licensed trust and company service provider. For consolidated accounts, we carry out customer due diligence of our customers before establishing any relationship or conducting any transaction, pursuant to the anti-money laundering rules and regulations in New Zealand. See Item 3.D “Risk Factors—Risks Related to Our Business and Industry—We face risks related to our status as an anti-money laundering reporting entity in New Zealand and if the Financial Markets Authority finds fault with our AMLCFT programs and engages in enforcement actions against us, our business and reputation may be adversely affected.” We, as well as our clearing agents, conduct ongoing customer due diligence and account monitoring as well as other internal controls procedures to comply strictly with applicable rules in relevant jurisdictions. For fully disclosed accounts, our primary clearing agent Interactive Brokers takes the main responsibilities of verifying customers’ identities and other regulatory compliance in the United States.

•                  Transfer of customer funds in real name.  We generally require funds to be transferred in and out of customers’ own bank accounts in order to reduce the risk of funds flowing into bank accounts of any unrelated third parties. This means that, with limited exceptions, a customer’s trade account name must be the same as his or her bank account name to facilitate any fund transfer. Such measure not only reduces the risk of fraudulent transfer of customer funds into third-party accounts but also minimizes money laundering activities as well as potential violation of foreign exchange regulations in China.

•                  Tiger Verification.  We developed a proprietary Tiger Verification APP in August 2018 that works together with our trading platform to increase the security of customer accounts. Before customers complete transactions, they can enter their passwords and codes generated from Tiger Verification to verify their transactions.

Trading-Related Risks

We are exposed to various trading-related risks arising from our brokerage operations, primarily including market risk from financial market volatility and liquidity risk from inability to meet cash flow needs and regulatory requirements. Our management and risk management team work closely together to monitor our risk exposures throughout the day. We implement risk management measures for each of the major trading-related risks as follows:

•                  Market risk.  Market risk is the risk of loss from adverse market movements. The primary market risk factor to which we are exposed is the fluctuation of trading volume. As a part of our risk management system, we plan to diversify our business to increase the products and services we offer under our asset management services as well as institutional and corporate services.

•                  Liquidity risk.  Liquidity risk is the risk of loss resulting from the inability to meet current and future cash flow needs. We must comply with the NZX’s capital adequacy requirements, by which our current financial health is measured by assessing our liquidity against the risks we are exposed to. At all times our New Zealand subsidiary, Tiger Brokers (NZ) Limited, must maintain the net tangible current assets, or the NTCA, at a level equal to, or greater than, the prescribed minimum capital adequacy, or the PMCA, which shall be the higher of: (a) the minimum NTCA of NZ$0.5 million or (b) the total risk requirement, or the TRR. At the end of each business day we calculate and record (a) the NTCA; (b) the TRR; and (c) the surplus and ratio that the NTCA over the PMCA. US Tiger Securities, Inc. and Marsco Investment Corporation must comply with the SEC’s net capital requirements, by which its current financial health is measured by assessing its liquidity against the risks where it has exposure. At all times US Tiger Securities, Inc. and Marsco Investment Corporation must maintain the net capital requirements, at a level equal to, or greater than, the prescribed minimum capital. US Tiger Securities, Inc. and Marsco Investment Corporation must maintain a minimum net capital requirement in compliance with the SEC Rule 15c3-1 as well as comply with the SEC Rule 17a-11 and the “early warning levels” for net capital requirements contained therein. Tiger Brokers (Singapore) Pte Ltd (“Tiger Brokers SG”) is Capital Markets Services License holder under the Monetary Authority of Singapore (“MAS”) and is therefore subjected to the Securities and Futures Regulation 2013 under Chapter 289 of the Securities and Futures Act in Singapore. Under the Act, there is a requirement to maintain sufficient capital (“CAR”) as part of its condition to operate the business in Singapore. CAR for a CSML holder operating as a Securities Brokers in Singapore is calculated using a risk-based capital approach. The minimum base capital requirement is SGD 1 million and, in addition, the firm is required to analyze its operational risk and determine further capital requirement according to the risk the business faces. The ratio of the Total Risk Requirement (“TRR”), which is equal to the minimum capital requirement plus the risk-based capital requirement over the net capital which is the Financial Resources (“FR”) of the company needs to be at least 1.

•                  Credit risk.  Credit risk is the risk related to the margin financing we extend to our consolidated accounts and associated with margin credit increase during periods of fast market movements or in cases where collateral is concentrated and market movements occur. During such times, customers who utilize margin financing and who have collateralized their obligations with securities may find that the securities have a rapidly depreciating value and may not be sufficient to cover their obligations in the event of liquidation. We are also exposed to credit risk when our customers execute transactions, such as securities borrowing and lending transactions of options and equities that can expose them to risk beyond their invested capital. We have a comprehensive policy implemented in accordance with regulatory standards to assess and monitor the suitability of investors to engage in the trading activities that we offer. Our credit exposure is to a great extent mitigated by our policy of automatically evaluating each account throughout the trading day and closing out positions automatically or disabling further trading for accounts that are found to be under-margined.

Operational Risks

Operational risk is the risk of loss resulting from inadequate or failed internal processes or controls, human errors or misconducts, system and technology problems or from external events. It also involves non-compliance with regulatory and legal requirements. We manage operational risks by establishing policies and procedures to accomplish timely and efficient processing and obtaining periodic reports from management regarding key processes.

Significant operational risks arise particularly in relation to trading, IT and finance functions. The potential risks relating to trading include routing errors, booking errors, product administration errors and exposure limit breaches.

We have implemented a comprehensive policy in compliance with the regulatory and legal requirements to assess and monitor the suitability of trading activities on our platform. To mitigate the operational risk, we monitor, detect and predict abnormal trading activities that can potentially impair the continuity of the operations of the market, our counterparts and our own firm. We have developed a business continuity plan to manage and minimize the impact to the business in the event of operational disruptions. Backups and procedures are in place to facilitate the recovery of these systems at our recovery site overseas. See Item 4.B “Business Overview—Our Technology and Infrastructure—Back-end System” for more information.

We have additionally formulated a series of internal procedures focused on minimizing operational risks. Our compliance department reviews and approves materials published for investor education, market information and community engagement to prevent the disclosure of any inaccurate information. We also monitor the interactions between our customer representatives and customers for any non-compliance with internal policies and regulatory rules. All customer-facing employees receive compliance training upon joining us and we also provide ad hoc compliance trainings on various compliance matters to all employees. An annual training schedule stipulates our training requirements. The compliance team monitor customer interactions to ensure that company policy is observed. We take pride in the level and quality of customer services we provide. We have a dedicated team of customer service personnel that handles customer inquiries about our trading platform via phone call and online message.

Cyber and Information Security Risks

We are exposed to malicious technological attacks intended to impact the confidentiality, availability or integrity of our systems and data, including sensitive customer data. Our technology team relies on a layered system of preventive and detective technologies, practices and policies to detect, mitigate and neutralize cyber security threats. Secure access to our customers’ information and other confidential information is paramount to our business success. We therefore maintain strict internal practices, procedures and controls enabling us to better protect our customers’ personal information, such as providing different levels of access rights. We use hardware security machines to encrypt sensitive customer information in our CRM system. Access to our information system is granted to employees on an as-needed basis. We deploy advanced firewall technologies to restrict inappropriate access to our hosting facilities. We frequently monitor our APP, websites and critical servers for any cyberattacks or data breaches. See Item 3.D “Risk Factors—Risks Related to Our Business and Industry—We may fail to protect our platform from cyber-attacks, which may adversely affect our reputation, customer base and business” and “—If we fail to protect customer data and privacy, our reputation, financial condition and results of operations will be materially and adversely affected.”

Intellectual Property

We rely on a combination of trademark, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual properties and our brand. Our intellectual property rights are important to us in distinguishing our brand and services from those of our competitors and contribute to our ability to compete in our target markets. As our brand name gains more recognition among the general public, we will work to increase, maintain and enforce our trademark portfolio as well as software and domain name registrations, the protection of which is important to our reputation and the continued growth of our business. Below is a comprehensive summary of our intellectual property rights.

As of March 30, 2020, we had obtained four design patents and had submitted 35 additional patent applications in China. As of March 30, 2020, we had registered over 130 trademarks and had about 100 additional trademark applications in China. We had also obtained trademarks in jurisdictions such as Hong Kong, Singapore, Malaysia, EU, Indonesia, India, Philippines, Thailand, Australia and New Zealand, and submitted trademark applications in various jurisdictions. As of March 30, 2020, we had registered 48 software copyrights and six artwork copyrights in China.

Competition

The online brokerage market is highly competitive and rapidly evolving. Our primary competitors include online brokers and other firms providing online brokerage services. Nevertheless, we believe that our diverse product offerings, advanced technology infrastructure, efficient trade execution, top quality customer services and competitive pricing together make us one of the top performers in this market.

Although some of our competitors may have greater financial resources or a larger customer base than we do, we believe that our proprietary trading platform, comprehensive customer services, innovative products and services, unparalleled user experience, robust infrastructure and advanced technology, and strong brand recognition are powerful competitive strengths in the fast-evolving online brokerage market.

Insurance

Our New Zealand operating entity, Tiger Brokers (NZ) Limited, has in place professional indemnity insurance and directors’ and officers’ liability insurance, each of which has a limit of indemnity of NZ$3 million and NZ$1 million respectively and covers worldwide (excluding the U.S. and Canada) jurisdictions and territories.

Save as the insurance described above, in line with general market practice, we do not maintain any business interruption insurance or product liability insurance, nor do we maintain key-man life insurance. We additionally do not maintain any liability insurance or property insurance policies covering students, equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster. Our Directors consider that our company currently maintains adequate insurance policies. See Item 3.D “Risk Factors—Risks Related to Our Business and Industry—Our insurance coverage may be inadequate to cover risks related to our business and operation.”

Legal Proceedings

As the date of this report, we are not a party to, and we are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations, nor have we experienced any incident of non-compliance which, in the opinion of our directors, is likely to materially and adversely affect our business, financial condition or operations.

Compliance

We believe that our comprehensive compliance framework covering marketing compliance, regulatory compliance and AML procedures protects the assets and interests of our customers. Our compliance department carries out routine day-to-day compliance tasks and transaction reporting, business monitoring and customer due diligence to ensure compliance with all applicable laws and regulations. In addition, they monitor complaints and compile responses to these complaints.

The compliance department also oversees general compliance with all applicable KYC rules and AML procedures, carries out the compliance policies and prepares reports to any regulatory agencies if needed. Lastly, all compliance employees are required to undergo continuous intensive on-the-job training to become familiar with the latest regulatory environment developments.

Seasonality

We have not experienced seasonality in our business. However, as our brokerage business only began operations in 2015, volatility that may be inherent in the online brokerage industry could be masked by our rapid growth.

Regulation

This section summarizes the principal New Zealand, U.S., PRC, Australian and Hong Kong laws and regulations relevant to our business and operations.

New Zealand Regulations Relating to Securities and Futures Brokerage Business

Operational Rules of the Exchanges on Which We Operate

Top Capital Partners, which changed its name to Tiger Brokers (NZ) Limited in June 2019 is a participant firm of the New Zealand Stock Exchange, or NZX, and is required to comply with the operational rules of the NZX to engage in online trading services business. The NZX’s markets are operated under a “self-regulating organization” model, or the SRO model. This means that the NZX is both an operator and regulator of markets. As an SRO, the NZX has key regulatory functions in respect of the operation of the NZX’s markets. It regulates market conduct, makes market rules and policies and works with the FMA as a co-regulator under the FMCA in relation to continuous disclosure, market manipulation and insider trading.

The operational rules of the NZX are published in the NZX Participant Rules, or the Rules. Upon designating a company, firm, organization or partnership as a “Market Participant” as defined below, the Rules form a binding contract between that Market Participant and the NZX. The term “Market Participant” means a participant in the securities markets provided by the NZX who has been accredited and approved by the NZX. An NZX advising firm means a Market Participant that has been authorized and accredited by the NZX as a NZX advising firm for the purpose of providing investment advice and/or investment recommendations, with respect to transactions in the NZX listed products. Tiger Brokers (NZ) Limited is both a Market Participant and a client advising participant under the Rules.

To be in compliance with the Rules, Tiger Brokers (NZ) Limited has appointed an individual to be its managing principal. The managing principal must be a NZX adviser which means an individual who has been designated and approved by the NZX. The managing principal is responsible for ensuring that Tiger Brokers (NZ) Limited complies on an ongoing basis with all applicable Rules, any directions issued from time to time by the NZX and that the business observes the good broking practice defined in the Rules.

Pursuant to the Rules, Tiger Brokers (NZ) Limited is also required to appoint a compliance manager, who is accountable to the managing principal for overseeing the effective control of the firm’s broking business and ensuring compliance with the Rules.

Membership Administration

Applications for approval and accreditation as a Market Participant proceed by way of the submission of a completed application form accompanied by mandatory supporting documentation including, among others, the applicant’s organizational documents, business plan, audited accounts, compliance manuals and procedures, technology information for its broking business and the back office system and payment and accounting system.

Once the NZX is satisfied that the application is in order and that the applicant is suitable to be accredited as an authorized Market Participant, the firm is issued with a certificate acknowledging the applicant as a NZX advising firm under the Rules. The applicant is thereafter contractually obliged to observe compliance with the Rules and to report any instances of breach of the Rules to the NZX within prescribed time limits.

Under the Rules, the NZX can inspect information relating to a Market Participant’s business, including requesting that employees appear before the NZX to provide information. The NZX performs regular on-site and desk-based inspections to check that obligations under the Rules are being met. The inspection process is also designed to test a Market Participant’s procedures in light of best practice.

If the NZX considers that adverse market conduct warrants investigation, it will refer that matter to Participant Compliance and/or FMA for investigation. Suspected breaches are actively investigated and may lead to action in accordance with the NZX policy on regulation enforcement. A variety of enforcement tools exist, depending on the circumstances and the regulatory outcomes sought. For example:

•                  Referral to the NZMDT: The NZX Regulation may refer the matter to the New Zealand Markets Disciplinary Tribunal, or the NZMDT. This tool is available to the NZX Regulation in relation to all the alleged NZX market rule breaches. Referrals to the NZMDT are likely to be made for breaches of the NZX’s enforcement priorities or if it is necessary to get additional guidance from the NZMDT in relation to the interpretation of a market rule.

•                  Issue Infringement Notices: The NZX Regulation may issue infringement notices to issuers and participants. Infringement fees cannot exceed NZ$10,000.

•                  “Obligations” letter: The NZX Regulation may issue an “obligations” letter noting the breach and requiring the issuer or participant to review its policies or processes regarding its compliance framework.

•                  Impose additional requirements: The NZX Regulation may impose additional requirements on a participant or issuer. This tool is likely to be used where the NZX Regulation considers it would assist the participant or issuer to comply with the market rules or to address a particular risk to investors or customers.

•                  Participant suspension/revocation: The NZX Regulation may suspend or revoke a firm’s designation as a Market Participant. This tool is more likely to be used for very serious breaches, repeated breaches, or if it is in the best interests of the market to take such action.

•                  Referral to the FMA: The NZX Regulation may refer the matter to the FMA for investigation, if the matter is also one where the FMA has jurisdiction to enforce a party’s obligations.

Rules for Trading

The key principles that the NZX considers underpin Market Participants’ role in trading conduct are: (i) conflicts of interests must be appropriately managed; (ii) the Market Participants should always place the interests of their customers before their own interests; (iii) markets should be fair, orderly and transparent; (iv) the Market Participants should have systems and controls in place in order to meet their requirements under the NZX’s Rules and legislation; and (v) the Market Participants should follow the good broking practices.

Market Participants must conduct and report trading and dealing in all securities on the markets provided by the NZX in accordance with the good broking practice. Each Market Participant must take such action as may be required by the good broking practice to protect the rights of customers, whether purchasing or selling securities, in respect of entitlements to dividends, interest, or capital distributions and in regard to settlement.

Each Market Participant must ensure the conduct of an orderly market. In particular each Market Participant must keep and maintain records of the time and date of receipt of each order as part of the accounting records required by the Rules, be solely responsible for the accuracy of orders entered/submitted to ensure the efficiency and integrity of the markets provided by the NZX.

The NZX requires that the Market Participants have policies and procedures in place for detecting and reporting all instances of suspected insider trading. Trading that may be indicative of insider trading must be reported to the NZX and referred to the FMA, the regulator responsible for enforcing the insider trading prohibitions in legislation. The Market Participants must also have policies and procedures in place that detect and deter market manipulation. Manipulative conduct can either directly influence the price or appearance of trading in a financial product through the transactions undertaken, or indirectly influence the price of another asset or investment. The NZX prescribes a series of considerations which should be taken into account when evaluating whether market manipulation has occurred or is being attempted. The NZX places restrictions upon employee share trading and requires that all employees and their immediate family and close associates, referred to the in Rules as “prescribed persons,” must obtain written authority before an order is placed by or on their behalf. Each employee and prescribed person is required to hold all Securities purchased or allotted for a minimum period of 10 business days, or the holding period, from and including the date of purchase or allotment.

Each Market Participant must maintain an appropriate audit trail for all orders. This should include order/deal tickets, written order confirmations, copies of electronic instructions such as e-mail and the electronic order record on the order entry system. In each case this audit trail is to include the information stated in the Rules.

Each Market Participant must have adequate arrangements for the management of conflicts of interest that may arise in relation to its’ business and must have written conflict management procedures in place to identify and manage any conflicts of interest which may arise between the Market Participant, its employees, directors and/or any customer. These procedures must provide that conflicts of interest between the Market Participant, its employees, independent directors, close associates of these people, or the Prescribed Persons, and/or any customer of the Market Participant are, where legally permitted, disclosed to any person to whom the Market Participant provides investment advice and/or investment recommendations in a way that ensures the person is treated fairly. The NZX may request to see the written conflict management procedures of a Market Participant and evidence of compliance with these requirements, including, but not limited to, the analysis of whether a conflict exists and the nature of disclosures made where a conflict does exist.

Rules for Risk Control

The NZX rules require that the Market Participants shall take reasonable steps to ensure that the levels of business and business risk they undertake are commensurate with their financial resources. Customer assets must not be placed at risk from the Market Participant’s own business activities and all steps must be taken necessary to properly protect assets held on behalf of a customer and ensure that these are separately identified from the Market Participant’s own assets.

The Market Participants must regularly calculate, monitor and report liquidity and financial position on a risk adjusted basis. The Rules stipulate the requirements for the regular reporting of the structure and performance of Market Participants. The Rules also set out the requirements to comply with the NZX’s risk reducing procedures for handling settlement of transactions and requirements to prevent Market Participants who handle customer assets from exposing these to other risks within the Market Participant.

A Market Participant must calculate its net tangible current assets, total risk requirement and the percentage that the net tangible current assets over the prescribed minimum capital adequacy, as at the end of each business day with such calculation to be completed and recorded by the end of the next business day, and provide to the NZX a monthly report of its daily capital adequacy calculations during that month.

Each Market Participant must take out and maintain, at all times, insurance of a kind and for an amount reasonably determined to be appropriate having regard to the broking business and operations carried out by that Market Participant and the risks associated with that Market Participant’s broking business, including those risks associated with employees.

Rules for Broker-Dealers

Tiger Brokers (NZ) Limited provides brokerage services in New Zealand. Part 3A of the Financial Advisers Act 2008, or the FAA, prescribes the law relating to brokers in New Zealand that applies to a broker as a financial services provider who holds, transfers or makes payments with customer money or property, on behalf of customers.

Part 3A of the FAA provides that a broker must disclose prescribed information to a retail customer before receiving customer money or customer property from or on behalf of the customer, or if not practicable before, as soon as practicable after receiving customer money or customer property from or on behalf of the customer. Information that must be contained in the disclosure document includes fees, remuneration, dispute resolution arrangements and information relating to the broking service provided.

Part 3A of the FAA further provides that a broker who receives customer money or customer property must hold the customer money or customer property or ensure the customer money or customer property is held, on trust for the customer. A broker must ensure that the customer money is paid promptly into a bank in New Zealand or into any other prescribed entity to a trust account of the broker or of a related person or entity. A broker who receives or holds customer money on trust for a customer must keep, or ensure that there are kept, trust account records that disclose the position of the customer money in the trust account. A broker must not use or apply customer money or customer property received or held on trust for a customer by a broker in any way except as expressly directed by the customer.

In terms of the FAA, a broker must, when providing a broking service, exercise the care, diligence, and skill that a reasonable broker would exercise in the same circumstances. It is a criminal offence to engage in conduct that is misleading or deceptive or likely to mislead or deceive.

In conjunction with the FAA, the Rules provide a further layer of regulation, applicable to brokerage businesses which have been accredited as Market Participants and thereby authorized for the purpose of providing investment advice and/or investment recommendations to customers. The Rules require that each Market Participant must have in place appropriate management and supervision arrangements to ensure that it conducts its broking business in accordance with the Rules and the good broking practice.

Rules for Investment Advisor

Tiger Brokers (NZ) Limited is an NZX accredited Advising Market Participant, which means any Market Participant that provides investment advice and/or securities recommendations to a customer with respect to transactions in NZX listed products. Tiger Brokers (NZ) Limited is also a Market Participant Accepting Client Assets which receives customers funds.

Tiger Brokers (NZ) Limited must comply with its accreditation obligations under the Rules including when financial advice can be given to customers. The NZX accreditation and FAA requirements oblige Tiger Brokers (NZ) Limitedto give its customers a broker disclosure statement before Tiger Brokers (NZ) Limited enters into a relationship and before it accepts any money from a customer.

Tiger Brokers (NZ) Limited managing principal is a qualified NZX adviser and an FMA authorized financial adviser. Therefore, Tiger Brokers (NZ) Limited is qualified to give financial advice, by virtue of the managing principal’s qualification, to retail and wholesale customers.

Registration of Financial Service Providers

Our major operating entity, Tiger Brokers (NZ) Limited, is a financial service provider registered with the Registrar of Financial Service Providers in New Zealand under the Financial Service Providers (Registration and Dispute Resolution) Act 2008, or the FSPA. FMA monitors financial service providers to ensure compliance with their obligations.

Financial service providers are required to be members of a dispute resolution scheme if they provide financial services to retail customers. Financial dispute resolution services work with the customer and the financial service provider to reach agreement on complaints regarding the provision of a financial service. If an agreement cannot be achieved, the financial dispute resolution service will make a decision on the complaint which is binding upon the financial service provider. Financial dispute resolution services are free of charge for the customers. All dispute resolution costs are borne by the financial service provider against whom the complaint has been made, regardless of whether the complaint is substantiated.

Rules Relating to Anti-Money Laundering and KYC Procedures

Tiger Brokers (NZ) Limited is regulated by the FMA for AML/CFT purposes and recorded on the FMA website as an AML/CFT reporting entity. The AML/CFT Act places obligations upon New Zealand’s financial institutions to detect and deter money laundering and terrorist financing. A reporting entity must establish, implement, and maintain an AML/CFT compliance program that includes internal procedures, policies, and controls to detect money laundering and the financing of terrorism and to manage and mitigate the risk of money laundering and financing of terrorism. Before conducting the customer due diligence, or the KYC procedures, or establishing an AML/CFT program, a reporting entity must first undertake a written risk assessment regarding the risks of money laundering and financing of terrorism that it may reasonably expect to face in the course of its business.

A civil liability act occurs when a reporting entity fails to comply with any of the AML/CFT Act requirements. The FMA has a variety of remedies for civil liability acts including formal warnings, enforceable undertakings and performance injunctions. A reporting entity that engages in conduct constituting a civil liability act commits a criminal offence if the reporting entity engages in that conduct knowingly or recklessly. A reporting entity or person who commits an offence under the AML/CFT Act is liable on conviction to, in the case of an individual, either or both of a term of imprisonment of not more than two years and a fine of up to NZ$0.3 million, and in the case of a body corporate, a fine of up to NZ$5 million.

The AML/CFT Act also requires reporting entities conduct the KYC procedures upon a customer, any beneficial owner of a customer and any person acting on behalf of a customer.

A reporting entity must obtain the prescribed identity information in relation to the relevant persons and take reasonable steps to satisfy itself that the information obtained is correct and, according to the level of risk involved, take reasonable steps to verify any beneficial owner’s identity so that the reporting entity is satisfied that it knows who the beneficial owner is. A reporting entity must also obtain information on the nature and purpose of the proposed business relationship between the customer and the reporting entity and sufficient information to determine whether the customer should be subject to enhanced customer due diligence.

A reporting entity must, as soon as practicable after establishing a business relationship or conducting an occasional transaction or activity, take reasonable steps to determine whether the customer or any beneficial owner is a politically exposed person. If a reporting entity determines that a customer or beneficial owner with whom it has established a business relationship is a politically exposed person, then the reporting entity must have senior management approval for continuing the business relationship and must obtain information about the source of wealth or funds of the customer or beneficial owner and take reasonable steps to verify the source of that wealth or those funds.

When a reporting entity suspects that a transaction undertaken by a customer may be relevant to the investigation of a money laundering offence, as soon as practicable but no later than 3 working days after forming its suspicion, that transaction must be reported to the Commissioner of Police of New Zealand.

New Zealand Regulations on Internet Privacy

The Privacy Act 1993 controls how “agencies” collect, use, disclose, store and give access to “personal information”. An “agency” is widely defined as any person or body of persons, whether public or private, and whether corporate or unincorporated, with specified exceptions. ‘Personal information’ means information about an identifiable individual. The Privacy Act covers government agencies, local councils, businesses, and individuals. All personal information is covered, including information about employees. All organizations are required to have a privacy officer to deal with privacy issues.

The Privacy Act provides for 12 overriding privacy principles. The 12 principles stipulate how information can be collected and used, and people’s rights to gain access to that information and ask for it to be corrected. The privacy principles cover: collection of personal information (principles 1-4); storage and security of personal information (principle 5); requests for access to and correction of personal information (principles 6 and 7, plus parts 4 and 5 of the Act); accuracy of personal information (principle 8); retention of personal information (principle 9); use and disclosure of personal information (principles 10 and 11); and, using unique identifiers (principle 12)

When an individual feels there has been a breach of the principles he or she can lodge a complaint with the Privacy Commissioner. The Privacy Commissioner investigates the complaint and undertakes a process of conciliation rather than punishment. If the complaint cannot be settled, it may be referred to the Human Rights Review Tribunal, which may or may not consider the situation anew. If the Tribunal finds there has been a breach, it may award a range of remedies including damages and restraining orders. With one exception, none of the Information Privacy Principles are enforceable in court.

The Privacy Act 1993 is currently undergoing reform, and a new Privacy Bill has been introduced which would repeal and replace the existing legislation. It is expected that the new Bill would come into law during 2020 but the situation with COVID-19 is likely to delay progress. Key areas of reform will relate to: (a) the increase of fines payable for certain offences under the Act; and (b) the introduction of mandatory notification of privacy breaches.

U.S. Regulations Relating to Securities and Futures Brokerage Business

Our business is also subject to regulation, primarily by U.S. federal and state regulatory agencies and certain SROs, such as central banks and securities exchanges, that have been charged with the protection of the financial markets and the interests of those participating in those markets. We, along with other larger institutions, have been subject to a broad range of rules and regulations and a climate of heightened regulatory scrutiny, particularly with respect to compliance with laws and regulations, including financial and operational controls and business processes. This scrutiny and related rule-making has resulted in part from the enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, in 2010, which significantly changed the bank regulatory structure of our Company and its thrift subsidiaries. The substance and full impact of the laws and regulations to which we are subject may be affected by changes in the U.S. political landscape, and we expect to continue to incur costs to implement new or phase-in requirements and monitor for continued compliance.

Financial Services Regulation

Our regulators are increasingly focused on ensuring that our customer privacy, data protection, information security and cyber security-related policies and practices are adequate to inform consumers of our data collection, use, sharing or security practices, to provide them with choices, if required, about how we use and share their information, and to safeguard their personal information. We maintain systems designed to comply with these privacy, data protection, information security and cyber security requirements, including procedures designed to securely process, transmit and store confidential information and protect against unauthorized access to such information.

Our brokerage and banking entities are required by the Gramm-Leach-Bliley Act of 1999 to disclose their privacy policies and practices related to sharing customer information with affiliates and non-affiliates. These rules give customers the ability to “opt out” of having non-public information disclosed to third parties or receiving marketing solicitations from affiliates and non-affiliates based on non-public information received from our brokerage and banking entities. The Bank Secrecy Act, as amended by the U.S.A. PATRIOT ACT of 2001, or the BSA/USA PATRIOT Act, applies to our brokerage and banking entities and requires financial institutions to develop anti-money laundering programs to assist in the prevention and detection of money laundering and combating terrorism. In order to comply with the BSA/USA PATRIOT Act, we have an AML department that is responsible for developing and implementing our enterprise-wide programs for compliance with the various anti-money laundering and counterterrorist financing laws and us regulations. Our brokerage and banking entities are also subject to U.S. sanctions laws administered by the Office of Foreign Assets Control and we have policies and procedures in place to comply with these laws.

Brokerage Regulation and Capital Requirements

Our subsidiary, US Tiger Securities, Inc. and Marsco Investment Corporation, both U.S. broker-dealers, are registered with the SEC and is subject to regulation by the SEC and by SROs, such as FINRA and the securities exchanges of which it is a member, as well as various state regulators. The SEC and other governmental agencies and self-regulatory organizations, as well as state securities commissions in the United States, have the power to conduct administrative proceedings that can result in censure, penalties and fines, disgorgement of profits, restitution to customers, cease-and-desist orders or suspension, termination or limitation of the activities of the regulated entity or its employees. Marsco Investment Corporation is a registered member of The Depository Trust & Clearing Corporation (“DTC”) and National Securities Clearing Corporation (“NSCC”)

Brokerage regulation covers various aspects of brokerage activities, including segregated cash requirements and net capital. Marsco Investment Corporation is a fully disclosed broker-dealer within the meaning of SEC Rule 15c3-3 under the Exchange Act, which requires segregation of funds in a special reserve account for the benefit of customers. US Tiger Securities, Inc. and Marsco Investment Corporation are subject to the Uniform Net Capital Rule, Rule 15c3-1 under the Exchange Act, which requires the maintenance of minimum net capital. Brokerage regulation also covers other brokerage activities, including required books and records, customer suitability, safekeeping of funds and securities, trading, prohibited transactions, public offerings, margin lending, customer qualifications for margin and options transactions, registration of personnel and transactions with affiliates. These net capital requirements are designed to measure the financial soundness and liquidity of broker-dealers. The net capital rule imposes certain requirements that may have the effect of preventing a broker-dealer from distributing or withdrawing capital and may require that prior notice to the regulators be provided prior to making capital withdrawals. Compliance with net capital requirements could limit operations that require the intensive use of capital, such as trading activities and underwriting, and may limit the ability of our broker-dealer subsidiaries to pay dividends to us.

Investment Adviser Regulation

Our wholly-owned subsidiary, Wealthn LLC, is registered as an investment adviser under the Investment Advisers Act of 1940, as amended with the SEC, or the Advisor Act. As a registered investment adviser, Wealthn LLC is subject to the fiduciary and other obligations imposed under the Advisers Act and the rules and regulations promulgated thereunder, as well as applicable state securities laws. The Advisers Act imposes numerous obligations on registered investment advisers such as Wealthn LLC, including recordkeeping, operational and marketing requirements, disclosure obligations and prohibitions on fraudulent activities. State-level regulations through the Attorneys General, state securities regulators and other state level agencies also apply to certain activities of Wealthn LLC.

The Investment Company Act of 1940, as amended, or the Investment Company Act, also imposes stringent governance, compliance, operational, disclosure and related obligations on registered investment companies, such as UP Fintech China-U.S. Internet Titans ETF, and their investment advisers, such as Wealthn LLC, and distributor(s) and its affiliated companies. The SEC is authorized to institute proceedings and impose sanctions for violations of the Advisers Act and the Investment Company Act, ranging from fines and censure to termination of an investment adviser’s registration. Non-compliance with the Advisers Act, the Investment Company Act or other federal and state securities laws and regulations could result in investigations, sanctions, disgorgement, fines and reputational damage, as well as temporary or permanent prohibition of certain activities, related client terminations or other sanctions.

Singapore Regulations Relating to Securities and Futures Brokerage Business

Tiger Brokers (Singapore) Pte Ltd (“Tiger Brokers SG”) is Capital Markets Services License holder under the Monetary Authority of Singapore (“MAS”) and is therefore subject to the Securities and Futures Regulation 2013 under Chapter 289 of the Securities and Futures Act in Singapore. Under the Act, there is a requirement to maintain sufficient capital (“CAR”) as part of its condition to operate the business in Singapore. CAR for a CSML holder operating as a Securities Brokers in Singapore is calculated using a risk-based capital approach. The minimum base capital requirement is SGD 1 million and, in addition, the firm is required to analyze its operational risk and determine further capital requirement according to the risk the business faces. The ratio of the Total Risk Requirement (“TRR”), which is equal to the minimum capital requirement plus the risk-based capital requirement over the net capital, which is the Financial Resources (“FR”) of the company, needs to be at least 1. Tiger Brokers SG minimally maintain at least 25% above the actual CAR requirement as a precaution against any sudden turn in business environment.

Australian Regulations Relating to Financial Services Business

AFSL obligations

Under section 911A(1) of the Corporations Act 2001 in Australia, or the Corporations Act, a person who carries on a financial services business in Australia must generally hold an Australian financial services licence, or AFSL, unless a relevant exception applies.

Relevant AFSL holders

Fleming, or Fleming Funds Management, a company acquired by Tiger Brokers (NZ) Limitedin November 2018, holds an AFSL authorising it to provide various financial services, including financial product advice, dealing and underwriting, in respect of a variety of financial products, including derivatives, government bonds, interests in managed investment schemes (such as collective investment vehicles) and securities, to wholesale clients only (such as institutional investors and high net worth clients).

Tiger Brokers (NZ) Limited, one of our New Zealand entities, has applied for, and has been granted, the authorization as an AFSL. It is subject to the obligations set out below.

Substantive obligations

As AFSL holders, Tiger Brokers (NZ) Limited and Fleming are subject to the following obligations (among others):

•                  to comply with various financial, capital and audit requirements;

•                  to ensure that a nominated “responsible manager” is allocated responsibility for each financial service provided;

•                  to ensure that its representatives who provide financial services are adequately trained and competent to do so;

•                  to comply with the “client money” rules under Chapter 7.8 of the Corporations Act;

•                  to comply with the financial record and order record keeping requirements under Chapter 7.8 of the Corporations Act;

•                  to ensure it has in place adequate compliance arrangements in respect of the financial services it provides;

•                  to have adequate financial, technological and human resources to provide the financial services covered by its licence;

•                  to comply with Australian financial services laws, and to take reasonable steps to ensure that its representatives comply with Australian financial services laws;

•                  to do all things necessary to ensure that the Australian regulated activities are provided efficiently, honestly and fairly;

•                  to have in place adequate arrangements for the management of conflicts of interest;

•                  to have adequate risk management systems; and

•                  to report significant breaches of Australian financial services laws, and its AFSL conditions, to the Australian Securities and investments Commission.

Hong Kong Regulations Relating to Trust Services Providers

Under the Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong), or the AMLCTFO, trust or company service providers, or TCSPs, in Hong Kong need to apply for a license which is conditional on certain personnel of such companies having satisfied a “fit and proper” test. The AMLCTFO also requires TCSPs to comply with the applicable statutory customer due diligence and record-keeping requirements. TCSPs are regulated by the Registrar of Companies, through the Hong Kong Companies Registry, and are subject to its oversight.

A TCSP is defined in the AMLCTFO to be a corporation which carries on a business providing trust or company services. Trust service as defined encompasses the provision in Hong Kong, by way of business, of the service of acting, or arranging for another person to act (i) as a trustee of an express trust or a similar legal arrangement; or (ii) as a nominee shareholder for a person other than a corporation whose securities are listed on a recognized stock market. On the other hand, company service encompasses the provision in Hong Kong, by way of business, of the service of (i) forming corporations or other legal persons; (ii) acting or arranging for another person to act as a director or a secretary of a corporation, as a partner of a partnership, or in a similar position in relation to other legal persons; and/or (iii) providing a registered office, business address, correspondence or administrative address for a corporation, a partnership or any other legal person or legal arrangement.

The TCSP license is usually valid for a period of three years and renewable upon re-assessment of fit and proper requirements. Our indirect wholly-owned subsidiary, Kastle Limited, was granted a TCSP license for a period of three years starting from January 29, 2019.

Ongoing Requirements

All licensed TCSPs are required to, on an ongoing basis, comply with its licensing conditions (if any) as well as the relevant provisions in the AMLCTFO and the guidelines issued by the Companies Registry from time to time, including those relating to customer due diligence and record keeping requirements. To this end, the senior management of licensed TCSPs are also required to appoint: (i) a director or senior manager as a compliance office, or CO, who has overall responsibility for the establishment and maintenance of the licensee’s anti-money laundering and counter-terrorist financing systems; and (ii) a senior member of the licensee’s staff as the money laundering reporting officer, or MLRO, who is the central reference point for reporting suspicious transactions.

In order that the CO and MLRO may discharge their responsibilities, the licensed TCSP’s senior management should ensure as far as practicable that the CO and MLRO are independent of all operational and business functions, normally based in Hong Kong, capable of accessing all available information, fully conversant in the relevant statutory and regulatory requirements and risks, provided with regular access to senior management, and of a sufficient level of seniority and authority. Depending on the scale, operation, nature of business and risk profile of the licensed TCSP, the same person may be appointed as its CO and MLRO. Given the relatively small size and short history of Kastle Limited, Mr. Fei Wang has been appointed as both its CO and MLRO since 15 August 2019.

PRC Regulations Relating to Securities and Futures Brokerage Business

Under existing PRC securities laws and regulations, including Securities Law of the PRC, which was most recently amended on 28 December, 2019 and the amended Securities Law of the PRC became effective on March 1, 2020, operating securities business in the PRC, including among others, securities brokerage business, futures brokerage business, stock option brokerage business, and securities and futures investment consulting services, requires a securities brokerage license or certain other approvals from the Chinese Securities Regulatory Commission, or the CSRC. In addition, the Securities Law also stipulates that the offering and trading of securities outside the People’s Republic of China which disrupt the domestic market order of the People’s Republic of China and harm the legitimate rights and interests of domestic investors shall be dealt with pursuant to the relevant provisions of this Securities Law, and legal liability shall be pursued. This is the second major set of amendments of the Securities Law since the major revision in 2005. Three main changes have been widely reported and discussed, namely, (i) the reform of the registration-based IPO system, (ii) the imposition of more severe punishments for violations, and (iii) the enhancement of protection for retail investors. Apart from these revisions, this article is intended to briefly introduce the following five aspects that are highlighted for foreign institutional investors, namely, (i) scope of application, (ii) program trading, (iii) prohibition on account lending and borrowing, (iv) short swing profit, and (v) changes in regard to 5% shareholding.

Failure to comply with such laws and regulations may result in penalties, including rectification requirements, confiscation of illegal proceeds, fines or even shutting down of business. In relation to our business in the PRC, one of our PRC entities received a rectification notice issued by the Beijing branch of the CSRC in September 2016, which required us, among others, to refrain from providing support to unauthorized foreign service providers that conduct securities business in China. Following the notice, we took certain rectification measures, including among others, (i) removing links to, and access to account opening functions of the website and the APP previously developed by such PRC entity; (ii) deleting “Zhengquan” (securities in Chinese) and “Gupiao” (stocks in Chinese) from the name of the APP previously developed by such PRC entity; and (iii) timely submitting in writing to the Beijing branch of the CSRC to brief on the rectification measures made by such PRC entity. Afterwards, we had communicated with the Beijing branch of the CSRC for a few times and further adjusted our business in China to comply with PRC laws. We believe that we have taken necessary measures in response to such notice and as of the date of this report, we had not received any further inquiry or rectification requirement from the CSRC. However, we cannot assure you that the CSRC will take the same view as us and do not expect a formal notice from the CSRC to inform us whether our PRC entity had satisfied the requirements in the aforementioned notice. See Item 3.D “Risk Factors—Risks Related to Our Business and Industry—We may not be able to obtain or maintain all necessary licenses, permits and approvals and to make all necessary registrations and filings for our activities in multiple jurisdictions and related to residents therein, especially in China or otherwise related to PRC residents.”

PRC Regulations Relating to Foreign Investment

Investment activities in the PRC by foreign investors are governed by the Guidance Catalog of Industries for Foreign Investment, or the Guidance Catalog, which was promulgated and is amended from time to time by the Ministry of Commerce of the PRC, or the MOFCOM, and the National Development and Reform Commission of the PRC, or the NDRC. The Guidance Catalog divides industries into three categories in terms of foreign investment, which are “encouraged,” “restricted” and “prohibited,” and any industries not listed under one of these categories are generally deemed to be permitted.

On June 28, 2017, the MOFCOM and the NDRC jointly promulgated the Guidance Catalog, which came into effect on July 28, 2017. The MOFCOM and NDRC promulgated on June 28, 2018 the Special Administrative Measures for Market Access of Foreign Investment (Negative List) (Year 2018) and further amended it on June 30, 2019 into the Special Administrative Measures for Market Access of Foreign Investment (Negative List) (Year 2019), or the Negative List, to amend the Guidance Catalog. The Guidance Catalog (as amended by the Negative List) lists the industries and economic activities in which foreign investment in the PRC is encouraged, restricted or prohibited. Specifically, the Negative List provides that foreign investors shall hold no more than 50% of the equity interests in a service provider operating certain value-added telecommunications services other than for e-commerce, domestic multi-party communication, store and forward class and call center.

Foreign investment in telecommunications companies in the PRC is governed by the Provisions on Administration of Foreign-Invested Telecommunications Enterprises, or the Foreign-Invested Telecommunications Enterprises Provisions, which were promulgated by the State Council on December 11, 2001, and amended on September 10, 2008 and February 6, 2016. The Foreign-Invested Telecommunications Enterprises Provisions prohibits a foreign investor from holding over 50% of the total equity interests in any value-added telecommunications service business in China.

PRC Regulations Relating to Internet Companies

Regulations on Value-Added Telecommunication Services

Pursuant to the Telecommunications Regulations of the PRC, or the Telecommunications Regulations, promulgated by the State Council on September 25, 2000 and amended on July 29, 2014 and February 6, 2016, telecommunication service providers must obtain an operating license prior to the commencement operations. The Telecommunications Regulations categorize telecommunication services into basic telecommunication services and value-added telecommunication services. According to the Catalog of Telecommunications Business, attached to the Telecommunications Regulations, information services provided via fixed network, mobile network and Internet fall within value-added telecommunication services.

Pursuant to the Administrative Measures on Internet Information Services, promulgated by the State Council in 2000 and amended in 2011, “Internet information services” refer to the provision of information through the Internet to online users, and are divided into “commercial Internet information services” and “non-commercial Internet information services”. Under the Telecommunications Regulations and relevant administrative measures, commercial operators of value-added telecommunications services must first obtain a license for conducting Internet content provision services, or an ICP License, from the Ministry of Industry and Information Technology, or the MIIT, or its provincial level branches. Otherwise, such operator might be subject to sanctions including corrective orders and warnings, imposition of fines and confiscation of illegal gains and, in the case of significant infringement, orders to close the website.

Our consolidated affiliated entity, Beijing Yiyi or its subsidiaries have applied for or obtained ICP License for providing financial and market information to our users, while we cannot guarantee that our new Beijing Yiyi or its subsidiary may at all times continue or maintain such license(s) due to uncertainties from PRC governmental authorities. With respect to the risk of not obtaining, continue or maintain the ICP License, please refer to “Item 3.D Risk Factors—Risks Relating to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet-related businesses and companies, and any lack of requisite licenses, permits or approvals applicable to our business may have a material adverse effect on our business and results of operations.”

Regulation on Mobile Internet Applications Information Services

Our APP is also regulated by the Provisions on the Administration of Mobile Internet Applications Information Services, or the APP Provisions, promulgated by the CAC, on June 28, 2016 and effective on August 1, 2016. According to the APP Provisions, the providers of APPs shall not create, copy, publish or distribute information and content that is prohibited by laws and regulations. However, we cannot assure that all the information or content displayed on, retrieved from or linked to our APP comply with the requirements of the APP Provisions at all times. If our APP were found to be violating the APP Provisions, we may be subject to administrative penalties, including warning, service suspension or removal of our APP from the relevant APP store, which may materially and adversely affect our business and operating results. See Item 3.D “Risk Factor—Risks Relating to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet-related businesses and companies, and any lack of requisite licenses, permits or approvals applicable to our business may have a material adverse effect on our business and results of operations.”

Regulations on Internet Audio-Video Program Services

The Administrative Regulations on Internet Audio-Video Program Services, or the Internet Audio-Video Program Services Regulations promulgated by the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT, which became effective on January 31, 2008 and was amended on August 28, 2015, sets forth the principal rules and requirements on the Internet audio-video program services. According to the Internet Audio-Video Program Services Regulations, an Internet audio-video program service provider must obtain an audio-video license issued by the SAPPRFT before spreading audio-video programs via the Internet. The audio-video program services are defined as the activities of making, editing and integrating audio-video programs and providing them to the public via the Internet or providing services for other people to upload and spread audio-video programs. In addition, the Internet Audio-Video Program Services Regulations only allow state-owned or state-controlled enterprises to apply for such license. Any entity that fails to obtain an audio-video license but operates relevant audio-video services may face administrative penalties including warnings, rectification orders and fines of no more than RMB30,000, and in severe cases, bans from doing business, confiscation of equipment utilized in providing such services and fines ranging from one to two times of the investment amounts of the entity.

Regulation on Internet Publishing

On February 4, 2016, the SAPPRFT, and the MIIT jointly issued the Administrative Measures of Internet Publishing Services, or the Internet Publishing Measures, which became effective on March 10, 2016. According to the Internet Publishing Measures, an entity shall obtain an online publishing service license to provide online publishing services. Online publishing services refer to the provision of online publications to the public through information networks. Online publications refer to digital works with publishing features such as having been edited, produced or processed and are made available to the public through information networks.

Regulations on Financial Information Services

On December 26, 2018, the CAC promulgated the Provisions on Administration of Financial Information Services, taking effect on February 1, 2019. These provisions set forth general qualification, management and content requirements for financial information service providers if they provide financial information or data that may affect the financial market for users who engage in financial analysis, financial transactions, financial decisions or other financial activities. Specifically, financial information service providers are required to disclose the sources of the financial information or data in a clear and accurate manner, and shall not make, copy, publish or disseminate any content that covers, among others, false financial information that may detriment national financial security or stability of society, fictional event or news regarding the financial market (including that related to securities, funds, futures or foreign currency), or certain financial products or services that are forbidden by the competent regulatory authorities. Violations of any of the requirements in these provisions may subject the financial information service providers to penalties such as public condemnation and rectification orders.

Regulations on Internet News Dissemination

The State Council Information Office promulgated the Administrative Regulations for Internet News Information Services in2017, replacing the previous rules. These regulations stipulate that general websites established by non-news organizations may publish news released by certain official news agencies if such websites satisfy the requirements set forth in the these regulations but may not publish news items produced by themselves or other news sources. These regulations also require the general websites of non-news organizations to obtain permit and approval from the State Council Information Office at both the provincial and national level before they commence providing news dissemination services.

Regulations on Cyber Security

Internet information in China is heavily regulated and restricted from as a national security issue stand point. The Standing Committee of the National People’s Congress, or the SCNPC, enacted the Decision on Internet Security Protection in December 2000, as further amended in August 2009, which impose criminal liabilities on persons or entities that: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit the use of the Internet in ways that would result in the leakage of state secrets or dissemination of socially destabilizing content. If an Internet information service provider violates these measures, the MPS and the local security bureaus may revoke its operating license and shut down its websites.

In November 2016, the SCNPC promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, which became effective on June 1, 2017. The Cyber Security Law requires that network operators, which include, among others, Internet information services providers, take technical measures and other necessary measures in accordance with applicable laws and regulations and the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of its networks. We are subject to such requirements as we are providing certain Internet services through our APP and website. The Cyber Security Law further requires Internet information service providers to formulate contingency plans for network security incidents, report to the competent departments immediately upon the occurrence of any incident endangering cyber security and take corresponding remedial measures. In addition, according to the Cyber Security Law, operators of key information infrastructures, which include public communications and information service, energy, transportation, water conservancy, financial industry, public services, e-government affairs and other important industries and fields, shall store personal information and important data gathered and produced during operations in the PRC within the territory of the PRC. Where such information and data need to be transmitted overseas based on commercial demand, a security assessment shall be conducted in accordance with the measures formulated by the national cyberspace administration authority in concert with the relevant departments under the State Council. However, there are no detailed measures published on how such security assessment shall be conducted. We may need to take certain security assessment measures on the personal data transmitted cross border. With respect to the risk of personal information and important data storage and cross border transmission, please refer to “Item 3.D Risk Factors—If we fail to protect customer data and privacy, our reputation, financial condition and results of operations will be materially and adversely affected.”

Regulations on Privacy Protection

Internet information service providers are also required to maintain the integrity, confidentiality and availability of network data. The Cyber Security Law reaffirms the basic principles and requirements specified in other existing laws and regulations on personal data protection, such as the requirements on the collection, use, processing, storage and disclosure of personal data, and Internet information service providers being required to take technical and other necessary measures to ensure the security of the personal information they have collected and prevent the personal information from being divulged, damaged or lost. Any violation of the Cyber Security Law may subject the Internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, shutdown of websites or criminal liabilities.

Under the Several Provisions on Regulating the Market Order of Internet Information Services issued by the MIIT in December 2011, an Internet information service provider may not collect any user’s personal information or provide any such information to third parties without that user’s consent, and it must also expressly inform that user of the method, content and purpose of the collection and processing of such user’s personal information and may only collect such information as necessary for the provision of its services. In addition, pursuant to the Decision on Strengthening Internet Information Protection issued by the SCNPC in December 2012 and the Order for the Protection of Telecommunication and Internet User’s Personal Information issued by the MIIT in July 2013, any collection and use of a user’s personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An Internet information service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. An Internet information service provider is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the Internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

Pursuant to the Ninth Amendment to the Criminal Law issued by the SCNPC in August 2015 and becoming effective in November, 2015, any Internet service provider that fails to fulfill the obligations related to Internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the customer’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation, and any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtain any personal information, shall be subject to criminal penalty in severe situation.

In addition, the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information, issued in May 2017 and effective June 2017, clarified certain standards for the conviction and sentencing of the criminals in relation to personal information infringement. Further, the NPC promulgated a new National Security Law, effective July 2015, to replace the former National Security Law and covers various types of national security including technology security and information security.

PRC Regulations Relating to Foreign Exchange

Regulations on Foreign Currency Exchange

The core regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, as amended in August 2008, or the FEA Regulations. Certain organizations in the PRC, including foreign invested enterprises, may purchase, sell and/or remit foreign currencies at certain banks authorized to conduct foreign exchange business upon providing valid commercial documents. However, approval of SAFE, is required for capital account transactions.

In 2014, the SAFE decided to further reform the foreign exchange administration system in order to satisfy and facilitate the business and capital operations of foreign invested enterprises, and issued the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises in Certain Areas on July 4, 2014, or the SAFE Circular 36. The SAFE Circular 36 suspends the application of the SAFE Circular 142 in certain areas and allows a foreign-invested enterprise registered in such areas to use the RMB capital converted from foreign currency registered capital for equity investments within the scope of business, which will be regarded as the reinvestment of foreign-invested enterprise. On March 30, 2015, the SAFE issued the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or the SAFE Circular 19, which took effect on June 1, 2015, and replaced the SAFE Circular 142 and the SAFE Circular 36. According to the SAFE Circular 19, the foreign exchange capital of foreign-invested enterprises shall be subject to the Discretional Foreign Exchange Settlement. The Discretional Foreign Exchange Settlement refers to the foreign exchange capital in the capital account of a foreign-invested enterprise for which the rights and interests of monetary contribution has been confirmed by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operational needs of the foreign-invested enterprise. The proportion of Discretional Foreign Exchange Settlement of the foreign exchange capital of a foreign-invested enterprise is temporarily determined to be 100%. The Renminbi converted from the foreign exchange capital will be kept in a designated account and if a foreign-invested enterprise needs to make further payment from such account, it still needs to provide supporting documents and go through the review process with the banks.

The SAFE issued the Circular on Reforming and Regulating the Policies for the Administration of Foreign Exchange Settlement under the Capital Account, or the SAFE Circular 16, in June 2016, which became effective simultaneously. Pursuant to the SAFE Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to Renminbi on a discretionary basis. The SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a discretionary basis which applies to all enterprises registered in the PRC. The SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities. As the SAFE Circular 16 is newly issued, and the SAFE has not provided detailed guidelines with respect to its interpretation or implementations, it is uncertain how these rules will be interpreted and implemented.

In January 2017, the SAFE promulgated the Circular on Further Promoting the Reform of Foreign Exchange Administration and Improving the Examination of Authenticity and Compliance, or the SAFE Circular 3, which took effect on the same day. The SAFE Circular 3 sets out various measures to tighten genuineness and compliance verification of cross-border transactions and cross-border capital flow, which include without limitation requiring banks to verify board resolutions, tax filing form, and audited financial statements before wiring foreign invested enterprises’ foreign exchange distribution above US$50,000, and strengthening genuineness and compliance verification of foreign direct investments.

Our PRC subsidiaries’ distributions to their offshore parents are required to comply with the requirements as described above.

Regulations on Foreign Exchange Registration of Offshore Investment by PRC Residents

PRC residents or entities who have contributed legitimate domestic or offshore interests or assets to the special purpose vehicles, or the SPVs, but have yet to obtain the SAFE registration before the implementation of the Circular 37 shall register their ownership interests or control in such SPVs with the SAFE or its local branch. An amendment to the registration is required if there is a material change in the registered SPV, such as any change of basic information including change of such PRC resident’s name and operation term, increases or decreases in investment amounts, transfers or exchanges of shares, or mergers or divisions. Failure to comply with the registration procedures set forth in Circular 37, or making misrepresentation or failure to disclose controllers of foreign-invested enterprise that is established through round-trip investment, may result in restrictions on the foreign exchange activities of the relevant foreign-invested enterprises, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

In February 2015, the SAFE further promulgated the Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment, or the SAFE Circular 13, effective June 2015. This SAFE Circular 13 has amended the SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than the SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. The SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. All of our shareholders who, to our knowledge, are subject to the above SAFE regulations have completed the necessary registrations with the local SAFE branch or qualified banks as required by the SAFE Circular 37.

Mr. Tianhua Wu and some other individual shareholders who indirectly hold shares in our Company and who are known to us as being PRC residents had completed the necessary registrations with the local SAFE branch or qualified banks as required by the SAFE Circular 37 in relation to their investment in our company. See Item 3.D “Risk Factors—We may be subject to penalties, including restrictions on our ability to inject capital into our PRC subsidiaries, if our PRC resident shareholders or beneficial owners fail to comply with relevant PRC foreign exchange regulations.”

PRC Regulations Relating to the Individual Foreign Exchange

On December 25, 2006, the PBOC issued the Administrative Measures for Individual Foreign Exchange, or the PBOC Order 3, which took effect on February 1, 2007. In addition, on January 5, 2007, the SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issuing the Detailed Rules for the Implementation of the Measures for the Administration of Individual Foreign Exchange, or the SAFE 2007 Circular 1, which took effect on the same day with the PBOC Order 3. Pursuant to the provision of the PBOC Order 3 and the 2007 Circular 1, individual foreign exchange businesses in the PRC can be classified into domestic and overseas individual foreign exchange businesses as per transaction, and current accounts and capital accounts as per transaction property. Annual quota management shall be implemented for individual settlement of exchange and individual foreign exchange purchase within the territory of the PRC. The annual quota for domestic individual’s current accounts equivalent to US$50,000 (including US$50,000). In case the total amount of the foreign exchange remitted abroad from his/her foreign exchange savings account in a same day does not exceed the amount equivalent to US$50,000 (including US$50,000), he/she shall deal with it at a bank by presenting his/her valid identity certificate; if the total amount is more than the aforesaid amount, he/she shall handle it by presenting the authentic voucher under the current account indicating the trading volume. As for capital account, a domestic individual may purchase foreign exchange or remit abroad his/her self-owned foreign exchange upon the approval of the local foreign exchange department and shall conduct the corresponding formalities for the registration of foreign exchange for investing abroad. In March 2016, Ningxia Rongke received an inquiring notice from the SAFE that required it to review and report the status of our customers’ account opening and fund transfers on our platform. Ningxia Rongke made a written submission to the SAFE, which clarified that, among others, (i) at that time, Ningxia Rongke was a related party to Tiger Holdings Group Limited, both of which did not participate in the process of the foreign currency purchase by our customers, and (ii) Ningxia Rongke was a technology company and Tiger Holdings Group Limited was a registered financial service provider in New Zealand. See Item 3.D “Risk Factor—Risks Related to Our Business and Industry—Violations of the relevant SAFE rules and regulations may give rise to regulatory inquiries, investigations or other actions, which may disrupt our business and could materially and adversely impact our results of operations and financial condition.” We believe that we took necessary measures in response to such inquiry and as of the date of this report, we have not received any further similar inquiry or rectification requirement from the SAFE. However, we cannot assure you that the SAFE will take the same view as us and do not expect a formal notice from the SAFE to inform us whether Ningxia Rongke had satisfied the requirements in the aforementioned notice.

Regulations Relating to Intellectual Property Rights

PRC Regulations for Copyright

The Copyright Law of the PRC, promulgated in 1990 and amended in 2001 and 2010, or the Copyright Law, and its related implementing regulations, promulgated in 2002 and amended in 2013, are the principal laws and regulations governing the copyright related matters. The amended Copyright law covers Internet activities, products disseminated over the Internet and software products, among the subjects entitled to copyright protections. Registration of copyright is voluntary, and it is administrated by the China Copyright Protection Center.

PRC Regulations for Patent

Pursuant to the Patent Law of the PRC, as amended in 2008, after the grant of the patent right for an invention or utility model, except where otherwise provided for in the Patent Law, no entity or individual may, without the authorization of the patent owner, exploit the patent, that is, make, use, offer to sell, sell or import the patented product, or use the patented process, or use, offer to sell, sell or import any product which is a direct result of the use of the patented process, for production or business purposes. After a patent right is granted for a design, no entity or individual shall, without the permission of the patent owner, exploit the patent, that is, for production or business purposes, manufacture, offer to sell, sell, or import any product containing the patented design. Once the infringement of patent is confirmed, the infringer shall, in accordance with the regulations, undertake to cease the infringement, take remedial action, and pay damages, etc.

PRC Regulations for Trademark

Pursuant to the Trademark Law of the PRC, as amended in 2013, the right to exclusive use of a registered trademark shall be limited to trademarks which have been approved for registration and to goods for which the use of such trademark has been approved. The period of validity of a registered trademark shall be ten years, counted from the day the registration is approved. According to this law, using a trademark that is identical to or similar to a registered trademark in connection with the same or similar goods without the authorization of the owner of the registered trademark constitutes an infringement of the exclusive right to use a registered trademark. The infringer shall, in accordance with the regulations, undertake to cease the infringement, take remedial action, and pay damages, etc. The trademark application for class 36 of our “Tiger” brand and logo was contested and is currently pending approval. We also discovered a mischievous pending class 36 application of a trademark similar to our “Tiger” brand and logo by others. See Item 3.D “Risk Factors—Risks Related to Our Business and Industry—We may not be able to protect our intellectual property rights.”

PRC Regulations for Domain Name

Pursuant to Measures for the Administration of Internet Domain names promulgated in August 24, 2017 and effective November 1, 2017, “domain name” shall refer to the character mark of hierarchical structure, which identifies and locates a computer on the Internet and corresponds to the Internet protocol address of that computer. The principle of “first come, first serve” is followed for the domain name registration service. After completing the domain name registration, the applicant becomes the holder of the domain name registered by the same. Any organization or individual may file an application for settlement with the domain names dispute resolution institution or file a lawsuit in the PRC courts in accordance with the PRC law, if such organization or individual consider the domain names registered or used by others infringe upon the legal rights and interests of the former.

PRC Regulations Relating to Dividend Distribution

The principal regulations governing the distribution of dividends paid by wholly foreign-owned enterprises include the Wholly Foreign-Owned Enterprise Law issued in 1986 and most recently amended in 2016, and the Detailed Rules for the Implementation of the Law of the People’s Republic of China on Wholly Foreign-owned Enterprises issued in 1990 and most recently amended in 2014 , both of which have been superseded from January 1, 2020 by the Foreign Investment Law of the People’s Republic of China issued on March 15, 2019 together with the Implementation Regulations for the Foreign Investment Law of the People’s Republic of China issued on 26 December 2019, and the Company Law of the People’s Republic of China issued in 1999 and most recently amended in 2018. Under these regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations, provided that, a wholly foreign-owned enterprise in China shall firstly set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until its cumulative total reserve funds reaches 50% of its registered capital. These reserve funds, however, may not be distributed as cash dividends.

Regulations Relating to Tax

New Zealand Regulations on Tax

New Zealand imposes income tax on the worldwide income of taxpayers that are resident in New Zealand for New Zealand tax purposes, or New Zealand tax residents, and also on all other income that is treated as having a New Zealand source for New Zealand income tax purposes. New Zealand does not currently have an express capital gains tax (although such a tax has been considered by various policy makers). The concept of income for New Zealand income tax purposes includes amounts that may be viewed as capital in some other jurisdictions, and in some cases includes deemed or attributable income that may not correlate in terms of timing or quantum with monetary receipts or actual economic gains.

A company will be treated as being resident in New Zealand for income tax purposes if it is incorporated in New Zealand, has its head office in New Zealand, has its center of management in New Zealand, or its directors, in their capacity as directors, exercise control of the company in New Zealand, even if the directors’ decision-making also occurs outside New Zealand.

The rate of income tax for New Zealand tax resident companies, and companies that are not New Zealand tax resident companies but which derive New Zealand sourced income, is currently 28%.

Income tax paid by a New Zealand tax resident company can give rise to imputation credits that, subject to sufficient continuity of ownership being maintained in respect of the company, can be attached to dividends that the company pays. Such imputation credits attached to dividends may reduce the amount of New Zealand withholding tax and New Zealand income tax that is payable by the recipient of the dividend.

Dividends paid by a New Zealand tax resident company may be subject to withholding tax. The rate of withholding tax for dividends paid to a shareholder which is not a New Zealand tax resident is up to 30%. It is possible in certain circumstances for a New Zealand tax resident company to pay a supplementary dividend that effectively offsets the cost of the withholding tax that is imposed on the dividend. No withholding tax or income tax is usually payable when dividends are paid between companies that are both New Zealand tax resident and members of the same wholly owned group of companies, or where a cash dividend with full imputation credits attached is paid to a non-resident who holds at least 10% direct ownership interest of the dividend paying company.

The rate of tax imposed on taxpayers who are tax resident in a jurisdiction that New Zealand has entered into a double tax agreement with may have the rate of New Zealand tax, whether income tax or withholding tax, imposed on them reduced by the terms of that double tax agreement.

New Zealand also imposes goods and services tax, or GST, on supplies deemed to be made in New Zealand of most goods and services. The rate of GST is usually 15%. GST is also imposed on certain imports of goods and services into New Zealand. Certain supplies such as financial services, as defined, are generally exempt from GST. Goods and services supplied to non-resident recipients are generally subject to GST at a reduced rate of 0%.

New Zealand Regulations on the Application of the Common Reporting Standard

In July 2014, the Organization for Economic Co-operation and Development, or the OECD, approved the Common Reporting Standard (CRS) for Automatic Exchange of Financial Account Information in Tax Matters (AEOI) to provide a global framework for the collection, reporting, and exchange of financial account information about persons that invest outside of their jurisdiction of tax residence. This aim of the CRS is to detect and deter offshore tax evasion and the CRS requires financial institutions to carry out certain due diligence and reporting measures, including but not limited to, review of their financial accounts so as to identify the accounts held or controlled by relevant foreign tax residents and collect and, in the case where an AEOI agreement in place between the two jurisdictions requiring the provision of such information, report the relevant information to the local revenue authority for exchange with the jurisdiction(s) of tax residence of the account holder or controlling person.

The New Zealand Government has made international commitments to implement the CRS in full accordance with the CRS and also the commentary to the CRS with supplements of the aforementioned due diligent and reporting measures. Therefore, both the CRS and the CRS commentary have been directly incorporated into New Zealand law, subject to certain modifications set out in the Tax Administration Act 1994, and the CRS started to apply in New Zealand from July 1, 2017. Further, New Zealand has adopted different standards of due diligence and reporting requirements for different financial accounts. A pre-existing individual account that is a cash value insurance contract or an annuity contract is not required to be reviewed, identified or reported, provided the reporting financial institution is effectively prevented by law from selling such contract to residents of a reportable jurisdiction while the procedures also vary with the value of the accounts.

Our New Zealand entity, Tiger Brokers (NZ) Limited, as a New Zealand financial institution, is required to annually report, with the coverage of the year ended March 31, the account and identity information to the New Zealand Inland Revenue Department, which will be exchanged with the person’s jurisdiction(s) of tax residence if New Zealand has an AEOI agreement to provide this information to that jurisdiction or those jurisdictions, and the information about certain individual accounts that the CRS refers to as being “undocumented accounts” where the institution has not been able to identify the person’s tax residency. We have filled two CRS disclosure reports to the New Zealand Inland Revenue Department in June 2018 and June 2019 respectively, with coverage of the required information of our consolidated accounts that were opened prior to March 31, 2019 (including March 31, 2019).

PRC Regulations on Dividend Withholding Tax

Pursuant to the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under the Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon conducting prescribed registration procedures with  in-charge tax authority. However, based on the Circular on the Issues concerning the Application of the Dividend Clauses of Tax Agreements issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties , issued on February 3, 2018  by the SAT, Beneficial Owner means a person who owns and controls income or the Announcement rights or property based on which the Recognition of Beneficial Owners in Tax Treaties issued on June 29, 2012 by income is generated. It also lays out the SAT negative factors that shall be taken into account when assessing whether a recipient of China-source income is a Beneficial Owner under tax treaty. Generally, conduit companies, which are established for the purpose of evading or reducing tax, or transferring or accumulating profits, will not be recognized as beneficial owners and thus are not entitled to the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement.

Regulations on Tax regarding Indirect Transfer

On February 3, 2015, the State Administration of Taxation, or the SAT, issued the SAT Circular 7. Pursuant to the SAT Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and is established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, considerations include, inter alia, (i) whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; (ii) whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income is mainly derived from China; and (iii) whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature evidenced by their actual function and risk exposure. According to the SAT Circular 7, where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. The SAT Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax, or the SAT Circular 37, which further elaborates the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of the SAT Circular 7. The SAT Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sales of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

PRC Regulations on Enterprise Income Tax

Under the Enterprise Income Tax Law of the PRC, or the EIT Law, which became effective on January 1, 2008 and was amended on February 24, 2017, and its implementing rules, enterprises are classified as resident enterprises and non-resident enterprises. PRC resident enterprises typically pay enterprise income tax at the rate of 25%, while non-PRC resident enterprises without any branches in the PRC pay an enterprise income tax in connection with their income from the PRC at the tax rate of 10%. An enterprise established outside China but with its “de facto management body” located within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define “de facto management body” as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

The EIT Law and the implementation rules provide that an income tax rate of 10% will normally be applicable to dividends payable to investors that are “non-resident enterprises,” and gains derived by such investors, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent that such dividends and gains are derived from sources within the PRC. Such income tax on the dividends may be reduced pursuant to a tax treaty between China and other jurisdictions.

PRC Value-Added Tax

On December 12, 2013, the Ministry of Finance and the State Administration of Taxation, or the SAT, issued the Circular on Including the Railway Transportation and Postal Industries in the Pilot Program of Replacing Business Tax with Value-Added Tax, or the Pilot Collection Circular. The scope of certain modern services industries under the Pilot Collection Circular is expanded to cover research and development and technical services, cultural and creative services, and radio, film and television services. In addition, according to the Notice on Including the Telecommunications Industry in the Pilot Program of Levying Value-added Tax in Lieu of Business Tax, which became effective on June 1, 2014, the scope of certain modern services industries under the Pilot Collection Circular is further expanded to cover the telecommunications industry. On March 23, 2016, the Ministry of Finance and the SAT issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax. Effective from May 1, 2016, the PRC tax authorities collect the valued-added tax in lieu of Business Tax in all regions and industries. Pursuant to the Circular of the State Council on Effectively and Comprehensively Promoting the Pilot Program of Replacing Business Tax with Value-Added Tax, recently amended by State Council on November 19, 2017 and the regulations hereof, all of our entities were subject to the valued-added tax at the rate of 6% for services provided and 17% for goods sold as of December 31, 2016.federal

C.            Organizational Structure

A listing of the Company’s directly and indirectly owned subsidiaries at March 31, 2020 is set forth in Exhibit 8.1 to this annual report on Form 20-F.

The following diagram illustrates our corporate structure, including our significant subsidiaries, VIEs and our VIEs’ subsidiaries, unless otherwise indicated, as of the date of this report:

Notes:

(1) Ningxia Xiangshang Rongke Technology Co.,LTD (“Ningxia Rongke”) was formerly known as Beijing Xiangshang Rongke Technology Development Co., Ltd., through which we commenced our technology research and development in June 2014. Our directors and shareholders control Ningxia Rongke, and Mr. Tianhua Wu, our Chief Executive Officer and director, and Mr. Ming Dong, our employee and shareholder, together own 100% of the equity interests in Beijing Xiangshang Yiyi Laohu Technology Group Co.,LTD (“Beijing Yiyi”).

(2) We carry out activities including technology research and development and Internet services in China through our VIEs, Ningxia Rongke and Beijing Yiyi, and their subsidiaries.

(3) The contractual arrangements include the Powers of Attorney, the Equity Pledge Contracts, the Exclusive Business Cooperation Agreements, and the Exclusive Option Contracts, the Commitment Letters and the Spouse Consent Letters as described in “Item 4 Information on the Company—Contractual Arrangements with the VIEs and Their Respective Shareholders”.

D.                                    Property, Plant and Equipment

Facilities

Our principal executive office is located in Beijing, China, where we lease approximately 3,177 square meters of office space. In addition to our principal executive officer in Beijing, we also have leased properties principally for our operations in Auckland, New Zealand, Singapore and the State of Pennsylvania and the State of New York, United States and Hong Kong and other cities in China. Our leased premises are leased from unrelated third parties who either have valid titles to the relevant properties or proper authorization from the title holder to sublease the property. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

Item 5.         Operating and Financial Review and Prospects

The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements, including the notes thereto, included in this annual report, as well as “Presentation of Financial and Certain Other Information,” Item 3.A. “Selected Financial Data,” Item 3.D. “Risk Factors” and Item 4.B. “Business Overview.”

The following discussion includes certain forward-looking statements. Actual results may differ materially from those discussed in such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this annual report, including in Item 5.G. “Safe Harbor” and Item 3.D. “Risk Factors.”

Overview

We are a leading online brokerage firm focusing on global Chinese investors. Our proprietary trading platform enables investors to trade in equities and other financial instruments on multiple exchanges around the world.

We have developed an innovative brokerage platform for Chinese investors globally, which can easily be accessed through our APP and website. Our primary customers are Chinese investors living in and outside China. We offer our customers comprehensive brokerage and value-added services, including trade order placement and execution, margin financing, asset management services, quantitative trading API, account management, investor education, community discussion and customer support.

We generate revenues primarily by charging our customers commission fees for trading of securities as well as earning interest income or financing service fees arising from or related to margin financing provided by ourselves or third parties to our customers to finance their trading activities.

We have achieved substantial growth since we launched our platform in August 2015. Our total revenues were US$16.9 million, US$33.6 million and US$58.7 million in 2017, 2018 and 2019 respectively. We recorded net losses of US$7.9 million, US$44.3 million and US$5.9 million, in 2017, 2018 and 2019 respectively.

Reorganization

We commenced our technology research and development in June 2014 through one of our VIEs, Ningxia Xiangshang Rongke Technology Development Co., Ltd., or Ningxia Rongke. To facilitate foreign investment in our business, starting from early 2018, we began to establish an offshore holding structure for our company. As part of the efforts, we incorporated UP Fintech Holding Limited in January 2018, which controls Ningxia Rongke and its subsidiaries through a series of contractual arrangements. See Item 4.A “History and Development of the Company—Reorganization.”

In connection with the reorganization, in June 2018, UP Fintech Holding Limited issued Series Angel (in four tranches), Series A, Series B-1, and Series B-2 preferred shares to the shareholders of Ningxia Rongke or their affiliates or designees to replicate the corresponding Series Angel (in four tranches), Series A, Series B, and Series B+ equity interest with preferred rights issued by Ningxia Rongke prior to the reorganization, all of which converted to Class A ordinary shares of the Company in connection with the completion of our initial public offering. UP Fintech Holding Limited also adopted a new share incentive plan, or the 2018 Share Incentive Plan, to replicate and replace the equity incentive plan adopted by Ningxia Rongke in 2014.

A. Operating Results

Factors Affecting Our Results of Operations

We believe our business and operating results are affected by general factors affecting the online brokerage industry focusing on global Chinese investors, which include economic and political conditions, broad trends in business and finance, changes in volume of securities transactions, changes in the markets in which such transactions occur and changes in how such transactions are processed, growth of private wealth of the worldwide Chinese communities, demand for global asset allocation among global Chinese investors as well as changes in the regulatory regime over the online brokerage industry. Unfavorable changes in any of these general financial and regulatory conditions, reduction in trading volume in the U.S. and Hong Kong stocks and other financial instruments, unfavorable currency fluctuations and volatility of the trading activity on exchanges in the United States and other countries could negatively affect demand for our services and materially and adversely affect our results of operations.

In addition, we believe our results of operations are more directly affected by company specific factors, including our ability to: maintain and expand our customer base globally, maintain and enhance customer engagement, earn commissions for brokerage services and interest income or financing service fees for margin financing, effectively improve technology infrastructure and serve more consolidated accounts, develop a diverse customer base and offer new and innovative products and services, and operate in a cost-effective manner. In addition, the laws, regulations and governmental policies of various jurisdictions may impact our operations, including New Zealand, U.S., PRC, Australian and Hong Kong laws and regulations. See Item 4.B “Business Overview” for a summary of the principal applicable laws which may affect our business.

Critical Accounting Policies, Judgments and Estimates

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Consolidation of Variable Interest Entities

The PRC government limits foreign ownership in PRC companies that operate Internet technology services and related business in China. Specifically, foreign investors are not allowed to own a controlling stake in any entity offering Internet technology services.

In order to comply with these regulations, we control our entities in China through two sets of contractual arrangements entered into among our WFOEs, Ningxia Yixin and Beijing Yixin, their respective VIEs and each VIE’s shareholders.

Pursuant to such contractual arrangements, Ningxia Yixin and Beijing Yixin are obligated to absorb a majority of the risk of loss and receive a majority of the residual returns from the VIEs’ activities. Such arrangements also enable us to direct the activities that most significantly affect the economic performance of the VIEs. Based on these contractual arrangements, we consolidate the VIEs as required by relevant rules, because we hold all the variable interests of the VIEs and are the primary beneficiary of the VIEs. In addition to the contractual arrangements with the various PRC companies, we also hold variable interest in a sponsored fund. Our evaluation that we are the primary beneficiary of the fund is based on the relative portion of our beneficial interest within the shareholding structure of the fund and whether we have the power to direct the activities that most significantly affect the fund’s economic performance. We will reevaluate the initial determination of whether a legal entity is a consolidated affiliated entity when certain events occurs. We will also continuously reevaluate whether we are the primary beneficiary of our VIEs as facts and circumstances change. See Item 3.D “Risk Factors—Risks Related to Our Corporate Structure.”

Convertible redeemable preferred shares

The convertible redeemable preferred shares are classified as mezzanine equity as they may be redeemed at the option of the holders on or after an agreed upon date outside our control. The holders of the redeemable convertible preferred shares have the ability to convert the instrument into our ordinary shares at any time.

The convertible redeemable preferred shares (other than the Series Angel preferred shares) will become redeemable solely based on the passage of time should a qualified initial public offering (as defined in the respective investment agreements), or Qualified IPO, not occur. In determining whether to recognize changes in the redemption value over the period from the date of issuance to the earliest redemption date set forth in the respective investment agreements of such preferred shares, we have considered the following factors: (i) the redemption of the preferred shares is not currently probable given the fact that the majority of the preferred shareholders consented to the pursuit of the initial public offering plan; (ii) there are sufficient time between the balance sheet date and the redemption date that allows us to complete a Qualified IPO; and (iii) based on our operational performance and growth of the equity valuation indicated by each round of financing, it is probable that we can raise proceeds from the initial public offering at a valuation meeting the threshold requirement. Accordingly, no accretion is recognized at the redemption value over the redemption period.

In March 2019, we completed the initial public offering, and all of our outstanding convertible redeemable preferred shares were converted to Class A ordinary shares of our Company. As of December 31, 2019, our company had no outstanding convertible redeemable preferred shares.

Business Combinations

Business combinations are recorded using the acquisition method of accounting. The purchase price of the acquisition is allocated to the tangible assets, liabilities, identifiable intangible assets acquired, if any, based on their estimated fair value as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses and restructuring costs are expensed as incurred.

In order to recognize the fair value of assets acquired and liabilities assumed, mainly consisting of intangible assets, goodwill, we used valuation techniques such as discounted cash flow analysis, ratio analysis in comparison to comparable companies in similar industries under the income approach, market approach and cost approach. Major factors considered include historical financial results and assumptions including future growth rates and an estimate of weighted average cost of capital. The valuation of our acquired businesses have been performed by independent valuation specialists under our management’s supervision. We believe that the estimated fair value assigned to the assets acquired and liabilities assumed are based on reasonable assumptions and estimates. However, such assumptions are inherently uncertain and actual results could differ from those estimates.

Impairment assessment on long-lived assets and goodwill

Long-lived assets, including acquired intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. When these events occur, we measure impairment by comparing the carrying amount of long-lived asset to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the assets. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires us to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. No impairment charge was recognized for the years ended December 31, 2017, 2018 and 2019.

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination. Goodwill is not depreciated or amortized but is tested for impairment annually or more frequently when an event occurs or circumstances change that could indicate that the carrying value may not be recoverable. We first assess qualitative factors to determine whether it is necessary to perform the two-step test in accordance with ASC 350-20, Intangibles—Goodwill and Other: Goodwill, (“ASC 350-20”). If, as a result of the qualitative assessment, it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test described above is required. Otherwise, no further testing is required. In performing the two-step quantitative impairment test, the first step compares the carrying amount of the reporting unit to the fair value of the reporting unit. If the carrying amount of each reporting unit exceeds its fair value, a second step is performed to compute the amount of impairment as the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of goodwill. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. The Group concluded that the estimated fair value of the reporting unit substantially exceeded the underlying carring value as of December 31, 2019. No impairment charge was recognized for the years ended December 31, 2017, 2018 and 2019.

Revenue recognition

Commissions

Commissions earned for our online brokerage business in customers’ consolidated accounts and fully disclosed accounts are accrued on a trade date basis and are reported as commissions in the consolidated statements of operations.

•                  Consolidated accounts.  According to the attributes of transactions under the consolidated accounts, we provide brokerage service for our customers and therefore recognize the full amount of the commission fees we charge as revenue.

•                  Fully disclosed accounts.  According to the attributes of transactions under the fully disclosed accounts, we provide the agreed services to our customers in facilitating the trades and recognize a portion of the commission fees collected from our clearing agent as revenue, net of clearing cost and execution cost of the trades.

Financing service fees

Financing service fees include fees paid by Interactive Brokers to us regarding the margin financing and securities borrowing and lending transactions provided by Interactive Brokers to our fully disclosed account customers for trading purposes.

Interest income

We earn interest income from the margin financing and securities borrowing and lending activities provided by us to our consolidated account customers for trading purposes.

Other revenues

We earn other revenues primarily from initial public offering (“IPO”) distribution service, promotional and advertisement services and others. Revenues from the IPO distribution service are derived from IPO underwriting and new share subscription services in relation to initial public offerings in USA and Hong Kong capital market.

Income taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities. We recognize deferred income taxes when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. We determine income tax expense (benefit) and deferred tax expense (benefit) based on our interpretation of the tax laws in various jurisdictions where we conduct business. Valuation allowances against certain deferred tax assets affect our management’s assessment of realizability within those specific jurisdictions. We change our estimate based on changes in tax rate, business operations, the expiration of relevant tax benefits, and etc. Deferred tax assets are reduced by a valuation allowance when, in the opinion of our management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized.

We account for uncertain tax positions by reporting a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. Tax benefits are recognized from uncertain tax positions when we believe that it is more-likely-than-not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. We recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Share-based compensation

Share-based payment transactions with employees and managements, such as share options are measured based on the grant date fair value of the equity instrument. We have elected to recognize compensation expenses using the straight-line method for all employee equity awards granted with graded vesting provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the options that are vested at that date, over the requisite service period of the award, which is generally the vesting period of the award. Compensation expenses for awards with performance conditions is recognized when it is probable that the performance condition will be achieved. We elect to recognize forfeitures when they occur.

Fair value of ordinary shares

We measure the value of our ordinary shares at fair value to determine the intrinsic value of the beneficial conversion feature attached to the Series Angel, A, B-1, B-2, B-3, C and C-1 preferred shares on each of their issuance dates. The Series Angel, A, B-1 and B-2 preferred shares were issued by UP Fintech Holding Limited in June 2018 to replicate the Series Angel, A, B and B+ equity interest with preferred rights issued by Ningxia Rongke prior to the reorganization as described in Item 4.A “History and Development of the Company—Reorganization” and were converted to Class A ordinary shares in connection with our initial public offering. We measure the value of our options granted to employees and management at fair value to determine the share-based compensation expenses on their respective grant dates. The fair value was determined using models with significant unobservable inputs.

In determining the fair value of our ordinary shares in 2017, 2018 and for the period prior to our Initial Public Offering in March 2019, we used the discounted cash flow method of the income approach to derive the fair value of our ordinary shares. The discounted cash flow method involves applying an appropriate discount rate to discount future cash flows to present value. The future cash flows represent our management’s best estimation as of the measurement date. The projected cash flow estimation includes, among others, analysis of projected revenue growth, gross margins and terminal value based on our business plan. In determining an appropriate discount rate, we have considered the weighted average cost of capital, by considering relative risk of the industry and the characteristics of our company. The determination of the fair value of our ordinary shares required complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 to our audited consolidated financial statements included elsewhere in this annual report.

Internal Control over Financial Reporting

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal control and procedures over financial reporting. In the course of auditing our consolidated financial statements for 2017, 2018 and 2019, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting and other control deficiencies for 2017, 2018 and 2019.

The material weaknesses identified related to (i) insufficient accounting personnel with appropriate knowledge of U.S. GAAP and lack of comprehensive accounting policies and procedures in accordance with U.S. GAAP, and (ii) lack of a systematic risk assessment process over financial reporting. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting. Once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

To remedy the identified material weaknesses, we have adopted and will adopt further measures to improve our internal control over financial reporting. We increased the number of employees with knowledge of U.S. GAAP and SEC regulations within our finance and accounting department in 2019, and we are implementing a comprehensive accounting manual to guide the day-to-day accounting operation and reporting work and measures to improve controls of our information systems. We intend to hire an internal control manager who has extensive experience in internal procedures and internal controls over financial reporting. In addition, we plan to, among others, (i) continue to provide our accounting staff with U.S. GAAP training, and (ii) develop and implement a systematic risk assessment process over financial reporting. We will continue to implement measures to remediate our internal control deficiencies in order to meet the deadline imposed by Section 404 of the Sarbanes Oxley Act. We expect that we will incur more costs in the implementation of such measures. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. See “Item 3. Key Information — D. Risk Factors— Risks Related to Our Business and Industry— If our internal control over financial reporting or our disclosure controls and procedures are not effective, we may not be able to accurately report our financial results, prevent fraud or file our periodic reports in a timely manner.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act, in the assessment of the emerging growth company’s internal control over financial reporting.

Key Components of Results of Operations

Revenues

Our revenues consist of commissions, financing service fees, interest income, and other revenues. The following table sets forth the breakdown of our total revenues, both in absolute amount and as a percentage of our total revenues, for the years indicated:

	For the years ended December 31,
	2017		2018		2019
	US$	%	US$	%	US$	%
	(in thousands except for percentages)
Revenues:
Commissions	15,063	88.9	26,043	77.6	26,698	45.5
Financing service fees	1,797	10.6	6,442	19.2	7,927	13.5
Interest income	—	—	85	0.3	16,505	28.1
Other revenues	89	0.5	990	2.9	7,533	12.9
Total revenues	16,949	100.0	33,560	100.0	58,663	100.0

Commissions

We earn commissions from the brokerage services we deliver for customers’ fully disclosed accounts and consolidated accounts. See Item 4.B “Business Overview—Our Core Products and Services—Brokerage Services—Types of Accounts.” In 2017, substantially all of commissions were generated from fully disclosed accounts on our platform. We charge commission fees based on the amount of transaction volume, or the number of shares, lots or contracts in each order, which generally vary in accordance with the type of products or services, timing of account activation, eligibility for discounts and other factors. In 2017, 2018 and 2019, the average rate of commissions over trading volume was 0.0238%, 0.0272% and 0.0268%, respectively, which is the ratio of the total commissions to the total trading volume in the same period. The gradual decrease in the average commission rates was primarily driven by the industry-wide decrease in commission rates.

Pursuant to the agreement with our primary clearing agent, Interactive Brokers, we receive a portion of commission fees paid by our customers every time Interactive Brokers executes and clears a trade order. For consolidated accounts, we receive commissions from customers and pay the execution and clearing fees to our clearing agents. For fully disclosed accounts, every time Interactive Brokers executes and clears a trade, it collects the commissions, deducts a certain portion as execution and clearing fees and returns the rest of the commissions to us.

Financing service fees

Financing service fees include fees Interactive Brokers paid to us regarding the margin financing and securities borrowing and lending transactions provided by Interactive Brokers to our fully disclosed account customers for trading purposes. We generally charge a specific rate above the interest rate of the margin loan or funding from the clearing agents. In 2017, 2018 and 2019, the average annualized rate of financing service fees over the average balance of the margin loans provided by the clearing agents was 0.39%, 0.87% and 0.91%, respectively. Such increase was primarily due to our adjustment to the financing service fee rates in 2018 and 2019.

Interest income

We earn interest income from margin financing and securities borrowing and lending activities we provided to our consolidated account customers for trading purposes. In 2018 and 2019, the average annualized rate of our margin financing and our securities borrowing and lending activities provided by us to the consolidated account customers on our platform was 5% and 11%, respectively. Such increase was primarily due to increases in margin financing and our securities borrowing and lending activities from our consolidated account customers in 2019.

Other revenues

We earn other revenues primarily from initial public offering (“IPO”) distribution service, promotional and advertisement services and other service. Revenues from the IPO distribution service are derived from IPO underwriting fees and new share subscription service fees in relation to initial public offerings in the USA and Hong Kong capital markets. IPO distribution revenue is generally recognized when the services are completed. We also earn revenue from promotional and advertisement services, and financial advisory service rendered to customers, which are recorded over the period of service provided.

Operating Cost and Expenses

The following table sets forth our operating cost and expenses, both in absolute amount and as a percentage of total revenues, for the years indicated:

	For the years ended December 31,
	2017		2018		2019
	US$	%	US$	%	US$	%
	(in thousands except for percentages)
Execution and clearing	38	0.2	257	0.8	2,519	4.3
Employee compensation and benefits (including share-based compensation)	11,951	70.5	55,656	165.8	35,788	61.0
Occupancy, depreciation and amortization	1,168	6.9	2,622	7.8	3,572	6.1
Communication and market data	2,943	17.4	3,559	10.6	6,494	11.1
Marketing and branding	6,288	37.1	10,527	31.4	7,103	12.1
General and administrative	3,576	21.1	7,831	23.3	9,260	15.8
Total operating cost and expenses	25,964	153.2	80,452	239.7	64,736	110.4

Execution and clearing

Execution and clearing expenses primarily include the fees we pay to clearing agents to execute and clear trades. We only incur execution and clearing expenses for consolidated accounts as we pay a certain portion of the commissions we collect from our customers to clearing agents as execution and clearing expenses. We do not incur execution and clearing expenses for fully disclosed accounts as the revenue is recognized on a net basis. We expect that our execution and clearing expenses will increase in absolute amount and as a percentage of total revenues as we expand our brokerage business and serve more consolidated accounts.

Employee compensation and benefits

Employee compensation and benefits expenses include salaries, wages, bonuses, share-based compensation and other benefits for all employees. Our employee compensation and benefits expenses also include salaries, wages, bonuses and other benefits we pay to employees who are in our research and development department, which represent substantially all of our research and development expenses. Research and development expenses primarily consist of salaries and benefits for research and development personnel associated with our research and development activities, which incurred in the development of our proprietary trading platform, back-end technology and customer relationship management system.

Occupancy, depreciation and amortization

Occupancy expenses consist primarily of rental payments on office and data center leases and related occupancy costs, such as utilities. Depreciation and amortization expenses result from the depreciation of fixed assets, such as electronic equipment and office equipment, as well as leasehold improvements, and the amortization of intangible assets.

Communication and market data

Communication and market data expenses are primarily related to the fees we pay to stock exchanges and third parties, including the Nasdaq, New York Stock Exchange, Hong Kong Stock Exchange and Shanghai Stock Exchange, to subscribe for market data and news. These expenses also include bandwidth fees, expenses to acquire or maintain servers and data centers as well as other expenses relating to the telecommunication infrastructure.

Marketing and branding

Marketing and branding expenses consist primarily of advertising and promotion expenses, payments to business partners pursuant to the revenue-sharing arrangements, customer referral fees and other expenses associated with our marketing and branding activities.

General and administrative

General and administrative expenses primarily consist of intermediary service expenses, travelling expenses, business entertainment expenses and miscellaneous expenses relating to our facilities and other administrative expenses. Intermediary service fees primarily consist of fees we pay our professional service providers including our lawyers, accountants and consultants.

Loss before income taxes

The following table sets forth our loss before income taxes, both in absolute amount and as a percentage of our total revenues, for the years indicated.

	For the years ended December 31,
	2017		2018		2019
	US$	%	US$	%	US$	%
	(in thousands except for percentages)
Total revenues	16,949	100.0	33,560	100.0	58,663	100.0
Interest expense	—	—	—	—	(4,102)	(7.0)
Total net revenues	16,949	100.0	33,560	100.0	54,561	93.0
Total operating cost and expenses	(25,964)	(153.2)	(80,452)	(239.7)	(64,736)	(110.4)
Other (expenses)/income	(96)	(0.6)	725	2.2	870	1.5
Total operating cost and expenses	(9,111)	(53.8)	(46,167)	(137.5)	(9,305)	(15.9)

Taxation

Cayman Islands

We are not subject to income or capital gains tax under the current laws of the Cayman Islands. There are no other taxes likely to be material to us levied by the government of the Cayman Islands.

British Virgin Islands

Our subsidiaries incorporated in the BVI are not subject to income or capital gains tax under the current laws of the BVI. There are no other taxes likely to be material to us levied by the government of the BVI.

New Zealand

Our subsidiaries incorporated in New Zealand are subject to an income tax rate of 28% for taxable income earned in New Zealand. New Zealand does not impose a withholding tax on dividends for resident companies.

Hong Kong

Our subsidiaries incorporated in Hong Kong were subject to Hong Kong profits tax at a rate of 16.5% for taxable income earned in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million. Hong Kong does not impose a withholding tax on dividends. In 2017, 2018 and 2019, we did not incur any profits tax as there was no estimated assessable profit that was subject to Hong Kong income tax.

Singapore

Our subsidiaries incorporated in Singapore are subject to an income tax rate of 17% for taxable income earned in Singapore. Singapore does not impose a withholding tax on dividends for resident companies. In 2017, 2018 and 2019, we did not incur any income tax as there was no estimated assessable profit that was subject to Singapore income tax.

Australia

Our subsidiary incorporated in Australia is subject to an income tax rate of 27.5% for taxable income earned in Australia. Australia does not impose a withholding tax on dividends for resident companies. In 2017, 2018 and 2019, we did not incur any income tax as there was no estimated assessable profit that was subject to Australia income tax.

United States

Our subsidiaries incorporated in the United States are subject to income tax at a rate up to 35% for taxation income earned in the United States. On December 22, 2017, the Tax Cuts and Jobs Act of 2017 was signed into law making significant changes to the Internal Revenue Code. Changes include a reduction in the federal corporate tax rates, changes to operating loss carry-forwards and carrybacks, and a repeal of the corporate alternative minimum tax. This legislation reduces the U.S. federal corporate income tax rates, to which our subsidiaries incorporated in the United States are subject, from a maximum of 35% to 21%.

India

Our subsidiary incorporated in the India is subject to an income tax rate of 25% for taxable income earned in India. India does not impose a withholding tax on dividends for resident companies. In 2017, 2018 and 2019, we did not incur any income tax as there was no estimated assessable profit that was subject to India income tax.

China

Our PRC subsidiaries and our VIEs, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards, the EIT Law. Under the EIT Law, the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. In addition, the EIT Law and its implementing rules permit qualified “State-encouraged High-new Technologies Company,” or the HNTE, to enjoy a reduced 15% EIT rate. One of our VIEs’ subsidiaries, Beijing U-Tiger Business Service Co., Ltd., obtained the qualification certificate of high and new technology enterprise under the EIT Law in 2017, subject to the tax rate of 15% with a valid period of three years starting from December 2017. Our other subsidiaries, VIEs and VIEs’ subsidiaries incorporated in China are subject to income tax rate of 25%, according to EIT Law.

In addition, our VIEs and VIEs’ subsidiaries are subject to value-added taxes, or VAT, on the services they provide at the rate of 6% or 3%, depending on whether the entity is a general taxpayer or small-scale taxpayer, plus related surcharges, less any deductible VAT they have already paid or borne.

Dividends paid by our wholly foreign-owned subsidiaries, or WFOEs in China to our intermediary holding companies in Hong Kong will be subject to a withholding tax rate of 10%, unless they qualify for a special exemption. If our intermediary holding companies in Hong Kong satisfy all the requirements under the Double Taxation Arrangement and receive the approval from the relevant tax authority, the dividends paid to them by our WFOEs in China will be subject to a withholding tax rate of 5% instead. See Item 3.D “Risk Factors—Risks Related to Doing Business in China—We may not be able to obtain certain tax benefits for dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiaries.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See Item 3.D “Risk Factors—Risks Related to Doing Business in China—We may be deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, or the EIT Law, and be subject to the PRC taxation on our worldwide income, which may significantly increase our income tax expenses and materially decrease our profitability.”

Non-GAAP Financial Measures

In evaluating our business, we consider and use adjusted net loss as a supplemental measure to review and assess our operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net loss as net loss excluding share-based compensation and impairment loss from equity investments. Such adjustments have no impact on income tax.

We present these non-GAAP financial measures because it is used by our management to evaluate our operating performance and formulate business plans. Adjusted net loss enables our management to assess our operating results without considering the impact of share-based compensation and impairment loss from equity investments. We also believe that the use of these non-GAAP financial measures facilitate investors’ assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as an analytical tool. One of the key limitations of using adjusted net loss is that they do not reflect all items of income and expense that affect our operations. Share-based compensation and impairment loss from equity investments have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted net loss. Further, these non-GAAP financial measures may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

These non-GAAP financial measures should not be considered in isolation or construed as alternatives to total operating expenses, net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review these historical non-GAAP financial measures in light of the most directly comparable GAAP measures, as shown below. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the period indicated, both in absolute amounts and as percentages of our total revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period. The table below also sets forth a reconciliation of adjusted net loss, a non-GAAP financial measure, to GAAP net loss.

	For the years ended December 31,
	2017		2018		2019
	US$	%	US$	%	US$	%
	(in thousands except for percentages)
Consolidated Statements of Operations Data:
Revenues:
Commissions	15,063	88.9	26,043	77.6	26,698	45.5
Financing service fees	1,797	10.6	6,442	19.2	7,927	13.5
Interest income	—	—	85	0.3	16,505	28.1
Other revenues	89	0.5	990	2.9	7,533	12.9
Total revenues	16,949	100.0	33,560	100.0	58,663	100.0
Interest expense	—	—	—	—	(4,102)	(7.0)
Total net revenues	16,949	100.0	33,560	100.0	54,561	93.0
Operating cost and expenses:
Execution and clearing	(38)	(0.2)	(257)	(0.8)	(2,519)	(4.3)
Employee compensation and benefits (including share-based compensation)	(11,951)	(70.5)	(55,656)	(165.8)	(35,788)	(61.0)
Occupancy, depreciation and amortization	(1,168)	(6.9)	(2,622)	(7.8)	(3,572)	(6.1)
Communication and market data	(2,943)	(17.4)	(3,559)	(10.6)	(6,494)	(11.1)
Marketing and branding	(6,288)	(37.1)	(10,527)	(31.4)	(7,103)	(12.1)
General and administrative	(3,576)	(21.1)	(7,831)	(23.3)	(9,260)	(15.8)
Total operating cost and expenses	(25,964)	(153.2)	(80,452)	(239.7)	(64,736)	(110.4)
Other (expenses)/income:	(96)	(0.6)	725	2.2	870	1.5
Loss before income taxes	(9,111)	(53.8)	(46,167)	(137.5)	(9,305)	(15.9)
Income tax benefits	1,184	7.0	1,873	5.5	3,355	5.7
Net loss	(7,927)	(46.8)	(44,294)	(132.0)	(5,950)	(10.1)
Add non-GAAP adjustment
Share-based compensation	350	2.1	34,205	101.9	4,063	6.9
Impairment loss from equity investments	—	—	—	—	756	1.3
Adjusted Non GAAP Net loss	(7,577)	(44.7)	(10,089)	(30.1)	(1,131)	(1.9)

Year ended December 31, 2019 compared with year ended December 31, 2018

Revenues

Total revenues increased by 74.8% from US$33.6 million in 2018 to US$58.7 million in 2019. This increase was primarily driven by significant increases in interest income and other revenues.

Commissions.    Commissions increased by 2.5% from US$26.0 million in 2018 to US$26.7 million in 2019, primarily due to the increased trading volume from our consolidated account customers.

Financing service fees.    Financing service fees increased by 23.0% from US$6.4 million in 2018 to US$7.9 million in 2019, primarily due to the increased margin trading and securities borrowing and lending transactions activities.

Interest income.    Interest income increased from US$85,361 in 2018 to US$16.5 million in 2019 due to increased margin trading and securities borrowing and lending transactions activities and more consolidated account customers compared to last year. Other revenues.    Other revenues increased by 661.0% from US$1.0 million in 2018 to US$7.5 million in 2019, primarily due to a US$2.7 million increase in IPO distribution revenues in relation to active IPOs in the US and Hong Kong market, to US$3.1 million for 2019, and a US$2.1 million increase in promotional and advertisement services, to US$2.2 million for 2019.

Operating cost and expenses

Total operating cost and expenses decreased by 19.5% from US$80.5 million in 2018 to US$64.7 million in 2019, due to significant decreases in share-based compensation expense and marketing and branding expense.

Execution and clearing.    Execution and clearing expenses increased by 879.8% from US$0.3 million in 2018 to US$2.5 million in 2019. This increase was primarily due to the significant increase of trading volume on our consolidated accounts, which resulted in increased commissions we paid to Interactive Brokers as execution and clearing fees.

Employee compensation and benefits.    Employee compensation and benefits expenses decreased by 35.7% from US$55.7 million in 2018 to US$35.8 million in 2019. This decrease was primarily due to a one-time share-based compensation expense of US$32.4 million in 2018. Excluding this one-time expense, employee compensation and benefits increased from US$23.3 million to US$35.8 million, an increase of 53.6% due to the headcount increase of 49.0% compared to 2018.

Occupancy, depreciation and amortization.    Occupancy, depreciation and amortization expenses increased by 36.3% from US$2.6 million in 2018 to US$3.6 million in 2019, primarily due to an increase in the expanded oversea office space and the relevant leasehold improvements.

Communication and market data.   Communication and market data expenses increased by 82.5% from US$3.6 million in 2018 to US$6.5 million in 2019. This increase was primarily due to an increase in the fees we paid to stock exchanges to purchase communication and market data as a result of the significant growth of our business.

Marketing and branding.  Marketing and branding expenses decreased by 32.5% from US$10.5 million in 2018 to US$7.1 million in 2019. This decrease was due to optimization of our marketing strategies and decrease in spending on the referral services provided by third party platforms.

General and administrative.   General and administrative expenses increased by 18.2% from US$7.8 million in 2018 to US$9.3 million in 2019. This increase was primarily due to business expansion and more professional services.

Loss before income taxes

We had a loss before income taxes of US$9.3 million in 2019, compared with a loss before income taxes of US$46.2 million in 2018. We had a negative operating margin of 139.7% in 2018 and our negative operating margin improved to 18.6% in 2019, primarily due to the increase in total revenues and decrease in total operating costs and expenses in 2019.

Income tax benefits

Income tax benefits increased by 79.1% from US$1.9 million in 2018 to US$3.4 million in 2019, primarily due to the increase in deferred tax assets relating to the operating losses.

Net loss

As a result of the foregoing factors, net loss decreased by 86.6% from US$44.3 million in 2018 to US$5.9 million in 2019.

Non-GAAP net loss, which excluded share-based compensation and impairment loss from equity investments, was US$1.1 million in 2019, as compared to a US$10.1 million non-GAAP net loss in 2018. See “Non-GAAP Financial Measures” for more information. See Item 5.A “Operating Results - Non-GAAP Reconciliations.”

Seasonality

We have not experienced seasonality in our business. However, as our brokerage business only began operations in 2015, volatility that may be inherent in the online brokerage industry could be masked by our rapid growth.

Year ended December 31, 2018 compared with year ended December 31, 2017

Revenues

Total revenues increased by 98.0% from US$16.9 million in 2017 to US$33.6 million in 2018. This increase was driven by significant increases in both commissions and financing service fees, as well as the increase in other revenues.

Commissions.    Commissions increased by 72.9% from US$15.1 million in 2017 to US$26.0 million in 2018, primarily due to a significant increase in the total trading volume on our platform which was primarily driven by the increase in the number of customers making trades. The total trading volume increased by 88.4% from US$63.3 billion in 2017 to US$119.2 billion in 2018. The number of total customer accounts significantly increased by 145.1% from 204,965 as of December 31, 2017 to 502,352 as of December 31, 2018.

Financing service fees.    Financing service fees increased significantly by 258.4% from US$1.8 million in 2017 to US$6.4 million in 2018, primarily due to the large increase in trading volume on margin on our platform and the increases in the financing service fee rates.

Interest income.    Interest income increased from nil in 2017 to US$85.4 thousand in 2018. We started earning interest income from the loans we extend to our consolidated account customers for margin purposes in 2018.

Other revenues.    Other revenues increased by 1014.2% from US$88.8 thousand in 2017 to US$1.0 million in 2018, primarily due to the increasing fee for new share subscription services, technical services, promotional services and financial advisory services rendered to our customers.

Operating cost and expenses

Total operating cost and expenses increased by 209.9% from US$26.0 million in 2017 to US$80.5 million in 2018 with increases in all components of our operating cost and expenses.

Execution and clearing.    Execution and clearing expenses increased by 575.9% from US$38.0 thousand in 2017 to US$0.3 million in 2018. This increase was primarily due to the significant increase of trading volume on our consolidated accounts, which resulted in increased commissions we paid to Interactive Brokers as execution and clearing fees.

Employee compensation and benefits.    Employee compensation and benefits expenses increased by 365.7% from US$12.0 million in 2017 to US$55.7 million in 2018. This increase was primarily due to an increase in the number of employees we hired, a general increase in the compensation package offered to our employees and a significant increase of share-based compensation expenses. The number of employees doubled in 2018 compared to 2017 as a result of our continuous business expansion.

Share-based compensation expenses increased significantly from US$0.3 million in 2017 to US$34.2 million in 2018, primarily due to the share options and restricted share units granted to, and Class B ordinary shares issued to, management and employees in 2018.

Occupancy, depreciation and amortization.    Occupancy, depreciation and amortization expenses increased by 124.5% from US$1.2 million in 2017 to US$2.6 million in 2018, primarily due to an increase in the expanded office space and relevant leasehold improvements.

Communication and market data.    Communication and market data expenses increased by 20.9% from US$2.9 million in 2017 to US$3.6 million in 2018. This increase was primarily due to an increase in the fees we paid to stock exchanges to purchase communication and market data as a result of the significant growth of our business.

Marketing and branding.    Marketing and branding expenses increased by 67.4% from US$6.3 million in 2017 to US$10.5 million in 2018. This increase was primarily due to a US$2.0 million increase in referral payments to third party platforms, which are our business partners under revenue-sharing arrangements, as well as an increase in expenses paid to marketing suppliers.

General and administrative.    General and administrative expenses increased by 119.0% from US$3.6 million in 2017 to US$7.8 million in 2018. This increase was primarily due to a consulting expense of US$2.1 million in relation to establishing our VIE structure during 2018. The office expenses and traveling expenses also increased due to the significant growth in our business and staff number.

Loss before income taxes

We had a loss before income taxes of US$46.2 million in 2018, compared with a loss before income taxes of US$9.1 million in 2017. We had a negative operating margin of 53.2% in 2017 and our negative operating margin decreased to 139.7% in 2018. The deterioration in operating margin was primarily attributable to the increase in share-based compensation in relation to the grant of the equity incentive awards to our management and employees.

Income tax benefits

Income tax benefits increased by 58.2% from US$1.2 million in 2017 to US$1.9 million in 2018, primarily due to the increase in deferred tax assets relating to the operating losses.

Net loss

As a result of the foregoing factors, net loss increased by 458.8% from US$7.9 million in 2017 to US$44.3 million in 2018.

Inflation

To date, inflation in New Zealand and China has not materially impacted our results of operations. According to the Statistics New Zealand, the average year-over-year percent change in the consumer price index was an increase of 1.6% for December 2018 and an increase of 1.7% for December 2019. According to the National Bureau of Statistics of China, the year-over-year percent change in the consumer price index was an increase of 2.1% for December 2018 and an increase of 2.9% for December 2019. Although we have not been materially affected by inflation in the past, we may be affected by higher rates of inflation in New Zealand, China and any other jurisdiction where we operate in the future.

Foreign Currency Fluctuations

Substantially all of our revenues are denominated in U.S. dollars and Hong Kong dollars and our expenses are denominated in Renminbi and U.S. dollars. We have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, our results of operations and financial condition will be affected by the exchange rate between U.S. dollar and Hong Kong dollar as well as between U.S. dollar and Renminbi because a substantial portion of our operating costs and expenses is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars. We may seek to reduce the currency risk by entering into foreign currency instruments. We did not have any currency hedging instruments as of December 31, 2017, 2018 and 2019, however management monitors movements in exchange rates closely. Also see Item 3.D “Risk Factors” and Item 11 “Quantitative and Qualitative Disclosures About Market Risk.”

B. Liquidity and Capital Resources

Tiger Brokers (NZ) Limited must comply with the NZX’s capital adequacy requirements, by which its current financial health is measured by assessing our liquidity against the risks it is exposed to. At all times Tiger Brokers (NZ) Limited must maintain its net tangible current assets, or the NTCA, at a level equal to, or greater than, the prescribed minimum capital adequacy, or the PMCA, which shall be the higher of: (i) the minimum NTCA of NZ$0.5 million and (ii) the total risk requirement, or the TRR. At the end of each business day we calculate and record (i) the NTCA; (ii) the TRR; and (iii) the surplus and ratio that the NTCA over the PMCA. In connection with the increasing number and balance of consolidated accounts, cash—segregated for regulatory purpose will increase because we expect to set aside a much larger amounts of cash to satisfy the capital adequacy requirements pursuant to NZX and the cash from our consolidated account customers will also increase. See Note 2 to our audited consolidated financial statements.

US Tiger Securities, Inc. and Marsco Investment Corporation must comply with the SEC’s net capital requirements, by which its current financial health is measured by assessing its liquidity against the risks where it has exposure. At all times US Tiger Securities, Inc. and Marsco Investment Corporation must maintain the net capital requirements, at a level equal to, or greater than, the prescribed minimum capital. US Tiger Securities, Inc. must maintain a minimum net capital requirement in compliance with the SEC Rule 15c3-1 as well as comply with the SEC Rule 17a-11 and the “early warning levels” for net capital requirements contained therein.

Tiger Brokers (Singapore) Pte Ltd (“Tiger Brokers SG”) is a Capital Markets Services License holder under the Monetary Authority of Singapore (“MAS”) and is therefore subject to the Securities and Futures Regulation 2013 under Chapter 289 of the Securities and Futures Act in Singapore. Under the Act, there is a requirement to maintain sufficient capital (“CAR”) as part of its condition to operate the business in Singapore. CAR for a CSML holder operating as a Securities Brokers in Singapore is calculated using a risk-based capital approach. The minimum base capital requirement is SGD 1 million and, in addition, the firm is required to analyze its operational risk and determine further capital requirement according to the risk the business faces. The ratio of the Total Risk Requirement (“TRR”), which is the minimum capital requirement plus the risk-based capital requirement over the net capital, which is the Financial Resources (“FR”) of the company, needs to be at least 1.

Cash flows and working capital

To date, we have financed our operations primarily through cash provided by financing activities and our brokerage operations, and we expect to continue to do so through 2020, though we cannot guarantee that we will not require or seek external sources of financing during that time.

As of December 31, 2019, a majority of our cash and cash equivalents were denominated in U.S. dollars and Renminbi. We had US$59.4 million in cash and cash equivalents as of December 31, 2019. Our cash and cash equivalents consist of cash on hand, bank deposits and cash equivalents that (i) are highly liquid, (ii) have original maturities of three months or less and (iii) are unrestricted as to withdrawal or use.

We believe our cash on hand, bank deposits and cash equivalents will be sufficient to meet our current and anticipated needs for general corporate purposes for our present requirements. We may decide to enhance our liquidity position or increase our cash reserve through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations.

From time to time we may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries or controlled affiliates and make capital contributions or other payments to these new PRC subsidiaries or controlled affiliates, make loans to our PRC subsidiaries or controlled affiliates, or acquire offshore entities with business activities in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

•                  capital contributions to our PRC subsidiaries or controlled affiliates must be approved by the MOFCOM or its local branches; and

•                  loans by us to our PRC subsidiaries or controlled affiliates to finance their activities cannot exceed statutory limits and must be registered with the SAFE or its local branches.

See “Regulation—PRC Regulations Relating to Foreign Exchange.”

Substantially all of our revenues are in U.S. dollars and Hong Kong dollars while substantially all of our expenses are in Renminbi and U.S. dollars. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without the prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without the prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

The following table sets forth a summary of our cash flows for the period presented:

	For the years ended December 31,
	2017	2018	2019
	US$ (in thousands)
Summary Consolidated Statement of Cash Flows Data:
Net cash (used in)/ provided by operating activities	(8,511)	(21,172)	243,309
Net cash used in investing activities	(3,670)	(35,124)	(22,040)
Net cash provided by financing activities	14,596	79,526	114,907
Increase in cash and cash equivalents	2,415	23,230	336,176
Effect of exchange rate changes	896	(189)	46
Cash and cash equivalents and cash—segregated for regulatory purpose, beginning of the year	14,750	18,061	41,102
Cash and cash equivalents and cash—segregated for regulatory purpose, end of the year	18,061	41,102	377,324

Operating Activities

Net cash provided by operating activities in 2019 was US$243.3 million, as compared to net loss of US$5.9 million in 2019. The difference was primarily attributable to (i) an increase of US$183.1 million in amounts receivables from brokers, dealers and clearing organizations, primarily representing the receivables of US$175.4 million from Interactive Brokers, (ii) an increase of US$101.4 million in receivables from customers, (iii) US$6.2 million in deferred income tax relating to our operating loss, (iv) an increase of US$1.3 million in prepaid expenses and other current assets, and (v) an increase of US$6.6 million in financial instruments held at fair value. This was positively impacted by (i) an increase of US$481.1million in payables to customers, primarily due to the increase of customers’ deposits into our consolidated accounts, (ii) an increase of US$55.1 million in amounts payables to brokers, dealers and clearing organizations which are primarily from Interactive Brokers, (iii) an increase of US$6.2 million in accrued expenses and other current liabilities due to the increased payroll and welfare, tax payables, and marketing and professional expenses in connection with the expansion of our business, and (iv) the US$4.1 million recognized share-based compensation expenses resulting from the options granted to the management and employees.

Net cash used in operating activities in 2018 was US$21.2 million, as compared to net loss of US$44.3 million in 2018. The difference was primarily attributable to (i) an increase of US$10.4 million in amounts due from related parties, primarily representing the receivables of US$9.6 million from Interactive Brokers, (ii) an increase of US$6.2 million in financial instruments held at fair value, (iii) an increase of US$2.3 million in prepaid expenses and other current assets, (iv) US$1.9 million in deferred income tax relating to our operating loss, and (v) an increase of US$1.3 million in other non-current assets. This was positively impacted by (i) the US$34.2 million recognized share-based compensation expenses resulting from the options granted to the management and employees, (ii) an increase of US$5.3 million in payables to customers, primarily due to the increase of customers’ deposits into our consolidated accounts, (iii) an increase of US$5.1 million in accrued expenses and other current liabilities due to the increased payroll and welfare, rental payable and marketing and branding expenses in connection with the expansion of our business, and (iv) a decrease of US$1.1 million in receivables from brokers, dealers and clearing organizations.

Net cash used in operating activities in 2017 was US$8.5 million, as compared to net loss of US$7.9 million in 2017. The difference was primarily attributable to (i) an increase of US$2.3 million in amounts due from related parties, representing the prepayment for marketing and branding services for a principal shareholder Xiaomi and its affiliates, (ii) an increase of US$1.4 million in prepaid expenses and other current assets, primarily relating to a prepaid lawyer’s fee in the amount of US$2.1 million regarding our reorganization and business expansion in various jurisdictions and (iii) an increase of US$1.2 million in deferred income tax relating to our operating loss. This was positively adjusted by (i) an increase of US$2.6 million in accrued expenses and other current liabilities due to the increased marketing and branding expenses in connection with the expansion of our business, and (ii) an increase of US$1.2 million in payables to customers, primarily due to the increase of customers’ deposit into our consolidated accounts.

Investing Activities

Net cash used in investing activities in 2019 was US$22.0 million, consisting primarily of (i) placement of term deposits US$65.6 million, (ii) cash paid for acquisition of a subsidiary Marsco, net of cash acquired of US$6.0 million, (iii) US$1.3 million of purchase for property, equipment and intangible assets, and US$1.5 million of payment for long-term investments and prepayment for acquisition and long-term investments subject to certain closing conditions, and (iv) loan provided to employees and related parties of US$1.4 million, partially offset by US$30.0 million of maturity of term deposits and US$22.1 million of cash-segregated for regulatory purpose received from acquisition of Marsco.

Net cash used in investing activities in 2018 was US$35.1 million, consisting primarily of US$30.0 million in purchase of term deposits, US$5.2 million in loans to related parties and US$1.7 million of purchase for property, equipment and intangible assets, partially offset by US$1.8 million of repayment of loans from related parties.

Net cash used in investing activities in 2017 was US$3.7 million, consisting primarily of US$2.2 million in purchase of minority interests in a few business related investee companies in China, and US$1.1 million in loans paid to related parties, partially offset by US$0.2 million in proceeds received from disposal of our minority interest in an investee company.

Financing Activities

Net cash provided by financing activities in 2019 was US$114.9 million, consisting primarily of net proceeds of US$114.8 from initial public offering and proceeds of US$0.8 million from Series C preferred shares subscription received, partially offset by US$1.1 million repayment of loan to bank by Marsco.

Net cash provided by financing activities in 2018 was US$79.5 million, consisting primarily of proceeds from issuance of Class A and Class B ordinary shares and Series B-3, Series C and Series C-1 preferred shares.

Net cash provided by financing activities in 2017 was US$14.6 million, consisting primarily of proceeds received from issuance of Series B+ equity interest with preferred rights issued by Ningxia Rongke and the receipt of the deferred payment from an investor of the Series A equity interest with preferred rights issued by Ningxia Rongke in 2016.

Capital Expenditures

Our capital expenditures were primarily incurred for purchases of servers, equipment and software. Historically, the amount of our capital expenditures has been small. Our capital expenditures were US$0.6 million, US$1.7 million and US$1.3 million in 2017, 2018 and 2019, respectively. We intend to fund our future capital expenditures with our existing cash balance. We will continue to incur capital expenditures as needed to meet the expected growth of our business.

Holding Company Structure

UP Fintech is a holding company with no material operations of its own. We conduct our operations primarily through our New Zealand subsidiaries, U.S. subsidiaries and our VIEs and their respective subsidiaries in China.

As a result, UP Fintech’s ability to pay dividends may depend upon dividends paid by our PRC and New Zealand subsidiaries. If our existing PRC or New Zealand subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, any of our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our VIEs may allocate a portion of their after-tax profits based on PRC accounting standards to discretionary surplus funds at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Dividend distributions from our U.S. subsidiaries will be subject to U.S. withholding tax. However, our U.S. subsidiaries have not paid dividends in the past and we have no plans for our U.S. subsidiaries to pay dividends in the foreseeable future.

Under New Zealand law, our New Zealand subsidiaries may authorize a distribution, including a dividend, at a time, and of any amount, and to any shareholder they think fit, provided that the solvency test and any relevant conditions contained in the New Zealand subsidiaries’ constitution are satisfied. Each of our New Zealand subsidiaries satisfies the solvency test if it is able to pay its debts as they become due in the normal course of business and the value of its assets is greater than the value of its liabilities, including contingent liabilities. The subsidiary’s directors who vote in favor of a dividend must sign a certificate stating that, in their opinion, it will, immediately after the distribution, satisfy the solvency test and the grounds for that opinion. The board must not authorize a dividend in respect of some but not all the shares in a class, or that is of a greater value per share in respect of some shares of a class than it is in respect of other shares of that class, unless the amount of the dividend in respect of a share of that class is in proportion to the amount paid to the company in satisfaction of the liability of the shareholder under the subsidiary’s constitution or under the terms of issue of the share or is required, for a portfolio tax rate entity, as a result of sub-part HM of the Income Tax Act 2007.

C. Research and Development

Our research and development expenses primarily consist of salaries and employee benefits for research and development personnel, rental and depreciation expenses in the development of our proprietary trading platform, back-end technology and customer relationship management system. For the years ended December 31, 2017, 2018 and 2019, US$6,059,525, US$11,282,241 and US$18,033,074 of research and development costs have been expensed as incurred as the costs qualifying for capitalization have been insignificant.

D. Trend Information

Please refer to our disclosures set forth under Item 3.D “Risk Factors,” Item 4 “Information on the Company,” and elsewhere in this Item 5 “Operating and Financial Review and Prospects” for information regarding the material risks, business developments and strategies, factors, and trends that are most likely to affect our business and results of operations through 2020.

E. Off-Balance Sheet Commitments and Arrangements

We have entered into various off-balance sheet arrangements in the ordinary course of business, primarily to meet the needs of our clients. These arrangements include the margin financing and borrowing agreements. Clients with margin loans have agreed to allow the Company to pledge collateralized securities in their brokerage accounts, which is generally equal to or in excess of the margin loan. Securities borrowing transactions require the Company to deposit cash with the lender. The cash collateral received from customers for securities borrowings are generally in excess of the market value of the securities borrowed from other brokers. Increases in security prices may cause the fair value of the securities loaned to exceed the amount of cash received as collateral. In the event the customer to these transactions does not return the loaned securities or provide additional cash collateral, we may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy our client obligations. The Company monitors required margin and collateral level on a daily basis in compliance with regulatory and internal guidelines and controls its risk exposure through financial, credit, legal reporting system. Under applicable agreements, customers are required to deposit additional collateral or reduce holding positions, when necessary to avoid forced liquidation of their positions. See Note 16 to our financial statements for more information regarding the collateralized transactions

In the normal course of its operations, the Company have entered into certain contractual commitments involving forward settlement. This include financial futures contracts. Commitments involving future settlement give rise to market risk, which represents the potential loss that can be incurred to the Company caused by a change in the market value of a particular financial instrument. Futures contracts of US$0.2 million are recorded at fair value in accrued expenses and other current liabilities on Consolidated Balance Sheet as of December 31, 2019. The fair value of the futures represents the unrealized gain or loss on the contract for the period disclosed and is recorded in financial instrument and other accrued expenses or current liabilities. The loss may rise in relation to the fair value change of the futures contracts. See Note 2 to our audited financial statement for more information of the derivative futures contracts.

Additionally, we have also entered into capital commitments as part of transactions in the ordinary course of business. See Capital commitments in F. Tabular Disclosure of Contractual Obligations for more information. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F. Tabular Disclosure of Contractual Obligations

Years ending December 31: US$ (in thousands)	Total	Less 1 year	1-3 Years	3-5 Years	More than 5 Years

Operating lease commitments	6,550	2,673	2,249	1,067	561
Capital commitments	1,078	1,078	—	—	—

Our capital commitment relates to commitments on construction of a sale and purchase agreement to acquire 100% equity interest of a company located in Hong Kong in a total consideration of US$1,540,555 (HK$12,000,000). As of December 31, 2019, the acquisition is not closed, and the capital commitment contracted but not paid was US$1,078,389 (HK$8,400,000). Refer to Note 18 — Commitment and Contingency to our audited financial statement for more information.

G. Safe Harbor

Please refer to our disclosure at the front of this report under the heading “Forward-Looking Statements.”

Item 6.         Directors, Senior Management, and Employees

A.            Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this report.

Directors and Executive Officers	Age	Position/Title
Tianhua Wu	35	Chief Executive Officer and Director
John Fei Zeng	40	Chief Financial Officer
Katherine Wei Wu	47	Chief Compliance Officer
Yonggang Liu[1]	40	Vice President of Technology and Director
Lei Fang	32	Director
David Eric Friedland	56	Director
Vincent Chun Hung Cheung	32	Director
Binsen Tang[2]	37	Director
Chenglong Zhu	38	Director
Xin Fan	41	Independent director
Jian Liu	48	Independent director
Xian Wang	52	Independent director

1.              Mr. Yonggang Liu has resigned from the Board effective April 27, 2020.

2.              Mr. Binsen Tang has resigned from the Board effective April 27, 2020.

Mr. Tianhua Wu has served as our Chief Executive Officer, or CEO, and director since January 2018. Mr. Wu is the founder and CEO of Ningxia Rongke since June 2014. Between 2005 and 2014, Mr. Wu served at Youdao of NetEase Inc., where he was responsible for core search. Mr. Wu has received many honors in the business world. He was awarded “Entrepreneurial Elite under 35” in 2016 and “40 Business Elites under 40 in China” in 2017. He currently serves as a director for Ningxia Haozhong Management Consulting Center LLP and Beijing Yian Management & Consulting Co., Ltd. Mr. Wu obtained both bachelor’s and master’s degrees in computer science and technology from Tsinghua University.

Mr. John Fei Zeng has served as our Chief Financial Officer since October 2018. Between 2010 and 2012, Mr. Zeng worked at the equity sales team of CICC. Between 2012 and 2015, he worked as a Director at UBS Global Capital Market. From 2015 to 2018, he served as an Executive Director in Equity Capital Markets (ECM) at Goldman Sachs, where he was the ECM captain for China fintech and healthcare sectors. Mr. Zeng obtained a B.S. degree in business administration from the University of Southern California and a MBA from New York University.

Ms. Katherine Wei Wu has served as our Chief Compliance Officer since April 2019. Ms. Wu has over 20 years of experience in compliance at various international financial institutions. Ms. Wu served as Executive Director in Compliance at Haitong International from February 2016 to February 2019. She served as Executive Director in Compliance at Mitsubishi UFJ Securities (USA), Inc. from August 2010 to January 2016. Ms. Wu obtained her Juris Doctor degree from Fordham University School of Law and Bachelor of Arts (B.A.) degree in Economics from Mount Holyoke College.

Mr. Yonggang Liu has served as our Vice President of Technology since 2014 and director since June 2018. He worked at Youdao of NetEase Inc. from 2008 to 2014, in charge of the technology team. From 2006 to 2007, Mr. Liu was responsible for developing the OCL Editor project at IBM. Mr. Yonggang Liu received a bachelor’s degree in information management from Beijing Information Science & Technology University and a master’s degree in computer science from Peking University. On April 23, 2020, Mr. Liu informed the Board of his intention to resign, and the board approved his resignation effective on April 27, 2020.

Mr. Lei Fang has served as our director since June 2018. Mr. Fang has served as a vice president of Ningxia Rongke since 2016. Before joining us, he worked as regional sales director at Guosen Securities Co., Ltd.’s Beijing Branch from 2007 to 2011, as well as director of business management center and general manager of Majiapu business department from 2012 to 2015. Mr. Lei Fang received his bachelor’s degree in international business from China Institute of Defense Science and Technology.

Mr. David Eric Friedland has served as our director since June 2018. Mr. Friedland is the regional head and managing director of Interactive Brokers Group’s Asia Pacific operations. Mr. Friedland’s tenure with Interactive Brokers Group dates back to 1985 where he assisted with the programming and development of its trading systems. In 1995, Mr. Friedland relocated to Hong Kong to oversee and commence the group’s derivative market making and brokerage operations in Asia and Australia. Mr. Friedland received his bachelor’s degree in economics from Vassar College, cum laude, and an MBA from the Anderson Graduate School of Management at UCLA.

Mr. Vincent Chun Hung Cheung has served as our director since February 2019. Mr. Cheung has served as the chief executive officer of Tiger Brokers (NZ) Limited, our operating entity in New Zealand, since October 2016. In addition, he currently serves as a director of several of our subsidiaries in New Zealand and Australia. Mr. Cheung received his bachelor degree of commerce from University of Auckland in 2008 and his master degree of business management from Shanghai Jiaotong University in 2011. He was certified both as a NZX Advisor by New Zealand Stock Exchange and an Authorized Financial Advisor by the Financial Markets Authority of New Zealand in 2015.

Mr. Binsen Tang has served as a director of the Company since our initial public offering. Mr. Tang is the founder of Beijing Elex Technology Co., Ltd., and since 2008, he has served as the chief executive officer and vice president of Beijing Elex Technology Co., Ltd. Mr. Tang received his master’s degree in computer software and computer theory and his bachelor’s degree in computer science and technology from Beihang University in 2008 and 2005, respectively. Mr. Tang was recognized as one of the “top 30 entrepreneurs under 30 in China” by Forbes in 2012. Mr. Binsen Tang tendered his resignation as a Director of the Company on March 20, 2020, and his resignation was effective on April 27, 2020.

Mr. Chenglong Zhu was approved by the Board to serve as a director of the Company effective April 27, 2020. Mr. Zhu is the business vice president of Beijing Elex Technology Co., Ltd. since February 2018, and since August 2018, he has served as the chief executive officer of Beijing Chuangxin Yizhou Investment Management Co., Ltd. Mr. Zhu received his master’s degree in Guanghua School of Management from Peking University in 2006 and his bachelor’s degree in computer science and technology from Beihang University in 2004. The Board approved Mr. Chenglong Zhu’s appointment on Compensation Committee and Nominating and Corporate Governance Committee effective on April 27, 2020.

Mr. Xin Fan has served as a director of the Company since our initial public offering. Mr. Fan has served as chief financial officer of Bilibili Inc. since September 2017. Mr. Fan currently also serves as an independent director of GSX Techedu Inc. (NYSE: GSX). Prior to that, Mr. Fan served as vice president of finance of Bilibili Inc. since April 2016. Before joining Bilibili Inc., Mr. Fan served as a finance director at NetEase (Nasdaq: NTES) from 2011 to 2016. Prior to 2011, Mr. Fan held various positions at KPMG Huazhen for an aggregate of eight years and served as a senior manager there from 2008 to 2011. Mr. Fan received his bachelor’s degree in international accounting from Shanghai University of Finance and Economics in 2001. Mr. Fan is a regular member of the American Institute of Certified Public Accountants and a certified public accountant in China. He also holds licenses as chartered global management accountant and chartered certified accountant in the United Kingdom.

Mr. Jian Liu has served as a director of the Company since our initial public offering. Since 2017, Mr. Liu has served as the Assistant Dean of the Institute of Financial Technology of Tsinghua University and the Deputy Director of Sunshine Internet Finance Innovation Research Center. Prior to that, Mr. Liu served as a general manager, vice president and partner of the investment banking division of Hejun Group Co., Ltd., formerly known as Beijing Hejun Venture Advising Co. Ltd., a managing director of Guangzhou Pingjia Brothers Enterprise Investment Management Co., Ltd., a managing director of Huaxia Keystone Financial Consulting Co., Ltd., and a director of Guangdong Hengxing Group. Mr. Liu received an EMBA degree from the School of Economics and Management of Tsinghua University and a bachelor’s degree in law from Xiamen University.

Ms. Xian Wang has served as a director of the Company since our initial public offering. Since August 2016, Ms. Wang has worked at the National Institute of Finance at Tsinghua University. Prior to that, Ms. Wang served as a deputy director general at China Securities Regulatory Commissions. Ms. Wang received her doctorate degree in economics from Graduate School of Economics, Chinese Academy of Social Sciences.

There are no familial relationships among any of the Company’s directors or senior managers set forth above. There are no agreements or understanding between the directors and members of senior management and any of our major shareholders, customers, suppliers or other persons pursuant to which such directors and members of senior management were selected as directors or members of senior management.

B.            Compensation

Compensation of Directors and Executive Officers

In 2019, we paid an aggregate of approximately RMB1.5 million (US$0.2 million), HKD1.8 million (US$0.2million) in cash to our executive officers, and RMB0.8 million (US$0.1 million), NZ$0.6 million (US$0.4 million) and US$0.1 million to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC, New Zealand, U.S., Singapore and Hong Kong subsidiaries and our PRC VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. New Zealand has a statutory retirement savings scheme, Kiwisaver, in which New Zealand employees may participate.

2019 Performance Incentive Plan

In June 2018, our board of directors approved the UP Fintech Holding Limited Share Incentive Plan, or the 2018 Share Incentive Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business.

The 2018 Share Incentive Plan consists of a share incentive plan for our service providers. The original maximum aggregate number of Class A ordinary shares that could be issued pursuant to all awards under the 2018 Share Incentive Plan was 187,697,314 Class A ordinary shares, which was increased to 254,697,314 Class A ordinary shares by the amendment thereto in December 2018. As of the date of March 31,2020, options to purchase 198,480,744 and 91,832,749 Class A ordinary shares have been granted and are outstanding and 30,819,032 and 28,406,980 restricted share units, excluding awards that were forfeited or cancelled after the relevant grant dates.

In March 2019, we implemented the 2019 Performance Incentive Plan (the “2019 Plan”), or the 2019 Performance Incentive Plan, which was approved by our board of directors to grant a maximum number of 52,000,000 ordinary shares under the 2019 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business.

The 2019 Performance Incentive Plan consists of a share incentive plan for our service providers. The maximum aggregate number of Class A ordinary shares that could be issued pursuant to all awards under the 2019 Performance Incentive Plan and 2018 Share Incentive Plan was 254,697,314. As of the date of March 31, 2020, options to purchase 91,832,749 Class A ordinary shares are outstanding and 28,406,980 restricted share units, excluding awards that were forfeited or cancelled after the relevant grant dates.

The following paragraphs describe the principal terms of the 2019 Performance Incentive Plan.

Types of Awards. The 2019 Performance Incentive Plan permits the awards of options, share appreciation rights, restricted shares or any other type of awards approved by the plan administer.

Plan Administration. The 2019 Performance Incentive Plan will be administered by our board of directors, or one or more committees, within its delegated authority, appointed by the board of directors as the case may be. The committee(s) or the full board of directors will determine all or a part of the matters related to the 2019 Performance Incentive Plan, including but not limited to: the participants to receive awards, the form, type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award Agreement. Awards granted under the 2019 Performance Incentive Plan are evidenced by an award agreement in writing, approved by the plan administrator, setting forth the terms of an award that has been duly authorized and approved.

Eligibility. We may grant awards to our directors, officers, employees, consultants and other eligible persons.

Vesting Schedule. In general, the plan administrator at its sole discretion determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options. The plan administrator at its sole discretion determines the exercise price for each award, which is stated in the relevant award agreement.

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2019 Performance Incentive Plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

Termination and Amendment of the 2019 Performance Incentive Plan. Unless terminated earlier, the 2019 Performance Incentive Plan has a term of ten years. Our board of directors has the authority to amend or terminate the plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the recipient.

Name	Class A Ordinary Shares Underlying Outstanding Awards	Exercise Price or Purchase Price (US$/Share)	Date of Grant	Date of Expiration
Yonggang Liu	19,300,000	US$0.00001 US$0.00001 US$0.00001 US$0.00001 US$0.0001 US$0.0001 US$0.20000	June 11, 2014 January 4, 2016 April 1, 2016 October 1, 2016 April 1, 2017 January 1, 2018 January 1, 2019	June 10, 2024 January 3, 2026 March 31, 2026 September 30, 2026 March 31, 2027 December 31, 2027 December 31, 2028

Katherine Wei Wu	*		December 11, 2019	December 10, 2029

Lei Fang	*	US$0.00001 US$0.00001 US$0.00001 US$0.0001 US$0.20000	October 1,2015 January 4, 2016 April 1, 2016 October 1, 2018 January 1, 2019	September 30, 2025 January 3, 2026 March 31, 2026 September 30, 2028 December 31, 2028

Vincent Chun Hung Cheung	*	US$0.00001	October 1, 2016 December 11, 2019	September 30, 2026 December 10, 2029

Total	31,490,749

*                                         Less than 1% of our total outstanding Class A ordinary shares.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. The initial term of these employment agreements will be until the next shareholders meeting, unless terminated earlier pursuant to the provisions thereof, and these agreements will be automatically extended for successive periods of 12 months each subject to the provisions thereof. We may terminate employment for cause, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, or a continued failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon 60-day prior written notice. In such case of termination by us, we will provide severance payments and other compensation to the executive officer as expressly required by applicable laws and these employment agreements. The executive officer may resign at any time with a 60-day prior written notice.

C.            Board Practices

Board of Directors

Our board of directors consist of eight directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. A director may exercise all the powers of our company to borrow money, mortgage its business, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Committees of the Board of Directors

The Company’s board of directors has three committees: an audit committee, a compensation committee and a nominating and corporate governance committee. Charters have been adopted for each committee. Each committee’s members and functions are described below.

Audit Committee.    Our audit committee consist of Mr. Xin Fan, Mr. Jian Liu and Ms. Xian Wang. Mr. Xin Fan is the chairman of our audit committee. We have determined that Mr. Xin Fan, Mr. Jian Liu and Ms. Xian Wang satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of The Nasdaq Stock Market LLC and Rule 10A-3 under the Exchange Act. We have determined that Mr. Xin Fan qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•                  appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•                  reviewing with the independent auditors any audit problems or difficulties and management’s response;

•                  discussing the annual audited financial statements with management and the independent auditors;

•                  reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•                  reviewing and approving all proposed related party transactions;

•                  meeting separately and periodically with management and the independent auditors; and

•                  monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.    Our compensation committee consists of Mr. Tianhua Wu, Mr. Lei Fang, and Mr. Chenglong. Zhu .Mr. Tianhua Wu is the chairman of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our CEO may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•                  reviewing and approving, or recommending to the board for its approval, the compensation for our CEO and other executive officers;

•                  reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•                  reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•                  selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee consists of Mr. Tianhua Wu, Mr. Lei Fang, and Mr. Chenglong Zhu. Mr. Tianhua Wu is the chairman of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•                  selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•                  reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•                  making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•                  advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•                  convening shareholders’ annual and extraordinary general meetings;

•                  declaring dividends and distributions;

•                  appointing officers and determining the term of office of the officers;

•                  exercising the borrowing powers of our company and mortgaging the property of our company; and

•                  approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and will hold office until such time as they are removed from office by ordinary resolution of the shareholders or by the board. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) is found by our company to be or becomes of unsound mind. See Item 6.A “Directors and Senior Management” for additional information about our current directors and Item 7.B “Related Party Transactions” for additional information about employment agreements for our executive officers.

D.            Employees

We had 217 and 446 employees as of December 31, 2017 and 2018 respectively. As of December 31, 2019, we had 650 employees, 568 based in mainland China and Hong Kong. Below is a breakdown of employees by their departments as of December 31, 2019.

Department	Number of employees	% of total
Research and development and technology	265	40.8
Compliance, legal and finance	57	8.8
Business and customer support	211	32.4
Marketing	35	5.4
Operations	39	6.0
General and administration	43	6.6
Total	650	100.0

We enter into individual employment contracts with selected employees to cover matters including non-competition and confidentiality arrangements. We generally formulate our employees’ remuneration package to include salary and benefits. We provide our employees with social security benefits in accordance with all applicable regulations and internal policies.

E.            Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of rules and regulations of the SEC, of our ordinary shares, on a fully diluted and as-converted basis, as of March 31, 2020, by:

•                      each of our directors and executive officers; and

•                      each person known to us to own beneficially more than 5% of our ordinary shares.

Beneficial ownership includes the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have the sole power to direct the voting or the disposition of the ordinary shares or to receive the economic benefit of ownership of the ordinary shares shown as beneficially owned by them. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of other securities. These shares, however, are not included in the computation of the percentage ownership of any other person.

	ADS	Percentage	Class A		Shares Percentage	Class B		Shares Percentage	Total Percentage Voting
Name	Number	of Class	Number[1]		of Class	Number		of Class	Power
Major Shareholders
Xiaomi Corporation[2]	—	—	250,641,392		13.55%	—		—	2.91%
Tigerex Holding Limited[3]	—	—	220,486,172		11.92%	—		—	2.56%
IB Global Investments LLC[4]	—	—	150,760,322		8.15%	—		—	1.75%
ARK Trust (Hong Kong) Limited[5]	—	—	127,026,005		6.87%	—		—	0.00%
Directors and Executive Officers
Tianhua Wu	1,676,666	3.07%	172,108,500	[6]	9.31%	337,611,722	[7]	100%	79.98%
John Fei Zeng	*	*	*		*	—		—	—
Yonggang Liu	—	—	—		—	—		—	—
David Eric Friedland	—	—	—		—	—		—	—
Lei Fang[8]	1,143,333	2.09%	—		—	—		—	—
Vincent Chun Hung Cheung	—	—	*		*	—		—	—
Katherine Wei Wu	—	—	*		*	—		—	—
Binsen Tang[9]	—	—	220,486,172		11.92%	—		—	2.56%
Xin Fan	—	—	—		—	—		—	—
Jian Liu	—	—	—		—	—		—	—
Xian Wang	—	—	—		—	—		—	—
Chenglong Zhu	—	—	—		—	—		—	—
All directors and executive officers as a group	1,676,666	3.07%	392,594,672		21.23%	337,611,722		100%	82.54%

Notes:

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.

*              Less than 1% of our total outstanding shares

1.              The numbers set forth in this column include Class A shares underlying our outstanding ADSs.

2.              The information provided with respect to Xiaomi Corporation is derived from a Schedule 13G filed with the SEC by Xiaomi Corporation, People Better Limited, and Fast Pace Limited on February 13, 2020. Xiaomi Corporation, a Cayman Islands company listed on the Hong Kong Stock Exchange (stock code: 01810), through its wholly-owned BVI company, Fast Pace Limited, holds 100% of the equity interests in People Better Limited.

3.              Representing 220,486,172 Class A ordinary shares held by Tigerex Holding Limited, a BVI company. Mr. Binsen Tang, a PRC resident, is a director of, and has the ultimate control in, Tigerex Holding Limited.

4.              The information provided with respect to IB Global Investments LLC is derived from a Schedule 13D filed by IB Global Investments LLC, IBG LLC, Interactive Brokers Group, INC., IBG Holdings LLC, IBKR Member Holdings LLC and the Thomas Peterffy 2018 Revocable Trust on May 20, 2019. Interactive Brokers Group, Inc., a U.S. company incorporated in Greenwich, Connecticut and listed on The Nasdaq Stock Market LLC (stock symbol: IBKR), is the managing member of IBG LLC, a U.S. company incorporated in Greenwich, Connecticut.

5.              Represents 99,180,000 and 27,846,005 Class A Shares held by ARK Limited, under Tiger ESOP Trust and Tiger ESOP Trust II that was managed by ARK Trust (Hong Kong) Limited as trustee, for benefit of certain participants of the 2018 Share Incentive Plan and the 2019 Performance Incentive Plan.

6.              Representing (i) 27,649,995 Class A Ordinary Shares (25,149,990 of which were in the form of ADSs as of March 31, 2020) issued to participants of the UP Fintech Holding Limited Share Incentive Plan and the UP Fintech Holding Limited 2019 Performance Incentive Plan of the Issuer (the “Plans”) by exercise of awards thereof, with the voting rights attached thereto irrevocably entrusted to Mr. Tianhua Wu; (ii) 127,026,005 Class A Ordinary Shares held by ARK Trust (Hong Kong) Limited (“ARK Limited”) for the benefit of certain participants of the Plans, with the voting rights attached thereto irrevocably entrusted to Mr. Tianhua Wu; and (iii) 17,432,500 Class A Ordinary Shares issuable to certain participants of the Plans upon exercise of awards thereof within 60 days after March 31, 2020, which were reserved and not issued to ARK Limited, with the voting rights attached thereto irrevocably entrusted to Mr. Tianhua Wu.

7.              Represents 337,611,722 Class B Ordinary Shares held by Sky Fintech Holding Limited, which are beneficially owned by Mr. Tianhua Wu through Tiger Family Trust. Sky Fintech Holding Limited is indirectly wholly-owned by Lightspeed Rise Holdings Limited, a BVI company, through its wholly-owned subsidiary, Sky Tiger Investment Holding Limited, a BVI company. Lightspeed Rise Holdings Limited is controlled by Tiger Family Trust, a trust established under the laws of Hong Kong and managed by ARK Trust (Hong Kong) Limited as the trustee. Mr. Tianhua Wu is the settlor of the Tiger Family Trust and Mr. Tianhua Wu and his family are the trust’s beneficiaries. Under the terms of this trust, Mr. Tianhua Wu has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Sky Fintech Holding Limited in our company.

8.              Represents 17,149,995 Class A Ordinary Shares in the form of ADSs as of March 31, 2020 issued to Mr. Lei Fang under the UP Fintech Holding Limited Share Incentive Plan by exercise of awards thereof, with the voting rights attached thereto irrevocably entrusted to Mr. Tianhua Wu.

9.              Representing 220,486,172 Class A ordinary shares held by Tigerex Holding Limited, a BVI company. Mr. Binsen Tang, a PRC resident, is a director of, and has the ultimate control in Tigerex Holding Limited. Mr. Binsen Tang tendered his resignation as a Director of the Company on March 20, 2020, and his resignation was effective on April 27, 2020.

We have a dual-class share structure. Our outstanding ordinary shares consist of Class A ordinary shares and Class B ordinary shares, and Mr. Tianhua Wu and his family beneficially own all of our issued Class B ordinary shares through Sky Fintech Holding Limited, of which he is the director, and Mr. Wu, with the voting rights entrusted to him under the 2018 and 2019 Performance Incentive Plan, is able to exercise approximately 80.3% of the aggregate voting power of our total issued and outstanding share capital. As such, Mr. Wu is able to control any actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association, and the Nasdaq requirements. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and is not convertible into Class B ordinary share under any circumstance. Each Class B ordinary share is entitled to 20 votes and will be automatically converted into one Class A ordinary share under certain circumstances. Our dual-class ordinary share structure involves certain risks. See Item 3.D “Risk Factors” of this Annual Report on Form 20-F for more information about risks associated with our dual-class share structure.

Item 7.         Major Shareholders and Related Party Transactions

A.            Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.            Related Party Transactions

Contractual Arrangements with Our VIEs and Their Respective Shareholders

PRC law currently limits foreign equity ownership of companies that provide Internet services and related businesses. To comply with these foreign ownership restrictions, we operate our business in China through a series of contractual arrangements with Ningxia Rongke and Beijing Yiyi, and their respective shareholders. For a description of these contractual arrangements, see Item 4 “Information on the Company.”

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. The initial term of these employment agreements will be until the next shareholders meeting, unless terminated earlier pursuant to the provisions thereof, and these agreements will be automatically extended for successive periods of 12 months each subject to the provisions thereof. We may terminate employment for cause, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, or a continued failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon 60-day prior written notice. In such case of termination by us, we will provide severance payments and other compensation to the executive officer as expressly required by applicable laws and these employment agreements. The executive officer may resign at any time with a 60-day prior written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our customers or prospective customers, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, customers, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors, Supervisors and Executive Directors—Share Incentive Plans.”

Other Transactions with Related Parties

Our Relationship with Xiaomi

Xiaomi Corporation, or Xiaomi, beneficially owns 250,641,392 of our Class A Shares. We have entered into various agreements with Xiaomi or its affiliates with respect to marketing and branding, software licensing and technology cooperation. These agreements have a term of one to two years.

Since January 1, 2019, we recorded US$0.5 million in marketing and branding expenses paid to Xiaomi and its affiliates. As of December 31, 2019, the amount due from Xiaomi and its affiliates was US$0.4 million. We believe these arrangements with Xiaomi are not material to the Company or Xiaomi.

Agreements with Interactive Brokers

Interactive Brokers’ affiliate IB Global Investment LLC became one of our major shareholders in June 2018, holding more than 5% of our total share capital as of the date of this report. Our New Zealand operating entity, Tiger Brokers (NZ) Limited (previously named Top Capital Partners), entered into a Consolidated Account Clearing Agreement with Interactive Brokers LLC in November 2016. Under this agreement, Tiger Brokers (NZ) Limited maintained consolidated accounts with Interactive Brokers while Interactive Brokers provided execution and clearing services for such consolidated accounts. Tiger Brokers (NZ) Limited was solely responsible for the solicitation, opening, approval and monitoring of all consolidated accounts. Tiger Brokers (NZ) Limited was required to provide a US$10,000 application deposit as well as commissions and fees to Interactive Brokers equal to Interactive Brokers’ standard commission and fees. All securities, cash, investment, collateral and property held by or on behalf of Interactive Brokers for our consolidated accounts are subject to a perfected first priority lien and security interest in the favor of Interactive Brokers to secure the performance of our obligations and liabilities under the agreement. Either party may terminate this agreement at any time.

Tiger Brokers (NZ) Limited entered into a Fully Disclosed Clearing Agreement with Interactive Brokers LLC in November 2016 whereby Tiger Brokers (NZ) Limited introduced accounts to Interactive Brokers on a fully disclosed basis in return of Interactive Brokers providing execution and clearing services for such fully disclosed accounts. Under this agreement, Interactive Brokers was responsible for the opening, approval, monitoring and supervision of the fully disclosed accounts including KYC procedures while we are required to perform certain additional KYC functions. Tiger Brokers (NZ) Limited was required to provide a US$10,000 application deposit for each account as well as commissions and fees to Interactive Brokers. Interactive Brokers’ share of the commissions and fees collected for transaction in the fully disclosed accounts were equal to its standing commission and fees. The remainder of the commissions and fees collected for the fully disclosed accounts were remitted periodically to Tiger Brokers (NZ) Limited. All the property held by or on behalf of Interactive Brokers for our fully disclosed accounts are subject to a perfected first priority lien and security interest in the favor of Interactive Brokers to secure the performance of our obligations and liabilities under the agreement. Either party may terminate this agreement at any time.

Tiger Brokers (NZ) Limited also cooperated with Interactive Brokers LLC in several deals involving allocation of shares in the process of initial public offerings by a few issuers.

For the full year of 2019, we recorded US$38.1 million in commissions and financing service fees earned from customer trades cleared by and margin transactions provided by Interactive Brokers and US$2.1 million in execution and clearing fees paid to Interactive Brokers. As of December 31, 2019, the amount due from Interactive Brokers was US$185.0 million, which mainly included the customer’s cash deposit, our revenue receivables, cash collaterals advanced for securities borrowing transactions from Interactive Brokers. As of December 31, 2019, the amount due to Interactive Brokers was US$53.8 million, which represents the Group’s cash collaterals received for securities lending transactions from Interactive Brokers.

Consulting fees prepaid to Fast Connection Limited

Fast Connection Limited is controlled by one of our shareholders, Xiaochang Shuimu Investment Ltd. At the end of 2018, we prepaid US$2.2 million in consulting fees relating to business expansion to Fast Connection Limited. During the year ended December 31, 2019, Fast Connection Limited was actively looking for suitable targets for the Company. The process of identifying and negotiating with suitable targets was delayed by the COVID-19 pandemic, but we hope to make substantial progress and potentially to close one or more transactions in 2020. However, there is no guarantee that we will succeed in identifying or successfully closing on suitable targets during that time frame or at all.

Loans to Alphalion Technology Holding Limited and its affiliates (“Alphalion Group”)

We had issued short-term interest-free loans in an aggregate amount of US$3.3 million to Alphalion Group as of December 31, 2018, including the US$1.8 million loan to Bluesea Fintech LLC and the US$1.5 million loan to Alphalion Group Limited. The loans were to facilitate such entities’ daily operational cash flow needs. Alphalion Group Limited and Bluesea Fintech LLC were controlled by the management of a subsidiary of our VIE Ningxia Rongke as of December 31, 2018.

In February of 2019, we and our affiliates entered into a series of agreements with respective parties regarding the investment in Alphalion Technology Holding Limited. Under the agreements, we and our affiliates agreed to convert a total of US$3.1 million short-term interest-free loans to Alphalion Group Limited and Bluesea Fintech LLC into 25% equity interest of their parent company, Alphalion Technology Holding Limited. The conversion was consummated on February 22, 2019. Also in the first quarter of 2019, the remaining loan of US$0.3 million from Alphalion group was fully paid. Subsequently, the Group provided a total of US$0.9 million short-term interest-free loans to Alphalion Group in 2019, all of which is outstanding as of the date of this report.

The investment was classified as long-term investment. See Note 7 to our audited consolidated financial statements for the more information of this investment in Alphalion Technology Holding Limited.

Due from Guangzhou 88 Technology Limited

We had previously issued short-term interest-free loans in an aggregate amount of US$0.8 million to Guangzhou 88 Technology Limited, a small private-owned investment information service provider and then it was converted into equity investment. In 2019, the equity investment was fully impaired due to the operating difficulties of Guangzhou 88 Technology Limited, which subsequently dissolved in February 2020. Guangzhou 88 Technology Limited was controlled by the management of a subsidiary of our VIE Ningxia Rongke.

Loans to Officers and Directors

We extended interest-free loans to Mr.Tianhua Wu and officers of our VIE company Ningxia Rongke, and its subsidiaries in China. The aggregate amount of the loans due from these officers and directors was US$1.3 million as of December 31, 2018. All of these loans were repaid in full in February of 2019. The aggregate amount of loans due from these officers and directors was nil as of December 31, 2019. None of these transactions were material to the Company.

Item 8.      Financial Information

A.            Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” for the Company’s Consolidated Financial Statements including the Notes thereto and reports of its independent registered accounting firm. The Company has not yet implemented a formal policy on dividend distributions.

B.            Significant Changes

No significant changes have occurred since December 31, 2019, the date of the financial statements included in this annual report on Form 20-F.

Item 9.      The Offer and Listing

A.4.       Offer and Listing Details

C. Markets

The Company’s American Depositary Shares are listed on the Nasdaq Global Select Market under the symbol “TIGR.”

Item 10.       Additional Information

B.  Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, or the Companies Law, and the common law of the Cayman Islands.

Objects of Our Company.    Under our fourth amended and restated memorandum of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

General Meetings of Shareholders.    As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our fourth amended and restated articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by the chairman of our board of directors or a majority of our board of directors. Advance notice of at least ten (10) calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to all of our shares in issue and entitled to vote.

Neither the Companies Law nor our fourth amended and restated articles of association provide shareholders with rights to requisition a general meeting or the right to put any proposal before a general meeting.

Directors

A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. A director may exercise all the powers of our company to borrow money, mortgage its business, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party.

Certain other information called for by this Item 10.B is provided in Exhibit 2.1, which is filed as an exhibit to this annual report on Form 20-F.

C.                 Material Contracts

Related Party Agreements

For a discussion of the Company’s related party transactions, please see Item 7.A “Related Party Transactions” and “Notes to the Consolidated Financial Statements—15. Related Party Balances and Transactions.”

Compensation Arrangements

For a description of compensation arrangements with the Company’s directors and executive officers, please see Item 6.B “Compensation.”

Financing

For a description of the Company’s outstanding financing agreements, please see section Item 3. “Key Information—B. Liquidity and Capital Resources—Credit Facilities and Indebtedness.”

D.                 Exchange Controls

Other than applicable taxation, anti-money laundering, and counter-terrorist financing law and regulations and certain economic sanctions which may be in force from time to time, as described in “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange,” there are no exchange control regulations or currency restrictions in the Cayman Islands, or any provision of the Articles, which would prevent the transfer of capital or remittance of dividends, interest, and other payments to holders of the Company’s securities who are not residents of the Cayman Islands on a general basis.

E.                 Taxation

The following summary of the material Cayman Islands and U.S. federal income tax consequences of an investment in our ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or Class A ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands and the United States.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax, estate duty or withholding tax applicable to us or to any holder of our ADSs and ordinary shares. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Law (2011 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Council:

(1) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

(2) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

The undertaking for us is for a period of 30 years from November 19, 2018.

United States Federal Income Taxation

The following is a general discussion of certain U.S. federal income tax considerations relating to the ownership and disposition of our ADSs or Class A ordinary shares by U.S. Holders (as defined below) that hold our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion does not address any aspect of U.S. federal gift or estate tax, alternative minimum tax, the Medicare tax on net investment income, or the state, local or non-U.S. tax consequences of an investment in our ADSs and Class A ordinary shares. This discussion is based on the Code, its legislative history, existing and proposed regulations promulgated thereunder, published rulings, court decisions and the income tax treaty between the U.S. and PRC, or the Treaty, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. No ruling has been obtained and no ruling will be requested from the U.S. Internal Revenue Service, or the IRS, with respect to any of the U.S. federal income tax consequences described below, and as a result, there can be no assurance that the IRS will not disagree with or challenge any of statements provided below.

This discussion is not a complete description of all tax considerations that may be relevant to particular investors in light of their individual circumstances or investors subject to special tax rules, such as:

•                  brokers or dealers in securities or currencies;

•                  traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•                  banks or certain financial institutions;

•                  insurance companies;

•                  tax-exempt organizations;

•                  partnerships or other entities treated as partnerships or other pass-through entities for U.S. federal income tax purposes or persons holding ADSs or Class A ordinary shares through any such entities;

•                  regulated investments companies or real estate investment trusts;

•                  persons that hold ADSs or Class A ordinary shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•                  persons subject to special tax accounting rules as a result of any item of gross income with respect to ADSs or Class A ordinary shares being taken into account in an “applicable financial statement” (as defined in section 451 of the Code);

•                  persons holding ADSs or ordinary shares in connection with a trade or business outside the United States;

•                  persons whose functional currency for tax purposes is not U.S. dollar;

•                  U.S. expatriates; or

•                  persons that actually or constructively own 10% or more of (i) the total combined voting power of all classes of our voting stock or (ii) the total value of all classes of our stock.

Prospective investors are urged to consult their own tax advisor concerning the particular U.S. federal income tax consequences to them of the ownership and disposition of our ADSs and Class A ordinary shares, as well as the consequences to them arising under the laws of any other taxing jurisdictions.

For purposes of the U.S. federal income tax discussion below, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is:

•                  an individual citizen or resident of the U.S. for U.S. federal income tax purposes;

•                  a corporation, or other entity classified as a corporation, that was created or organized in or under the laws of the U.S. or any state thereof or the District of Columbia;

•                  an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•                  a trust if (i) a court within the U.S. is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) the trust has a valid election in effect to be treated as a U.S. person.

For U.S. federal income tax purposes, income earned through an entity or arrangement classified as a partnership for U.S. federal income tax purposes is attributed to its owners. Accordingly, if an entity or arrangement classified as a partnership for U.S. federal income tax purposes holds our ADSs or Class A ordinary shares, the tax treatment of a partner in such a partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships and their partners should consult their tax advisors regarding the U.S. federal income tax consequences of owning and disposing of ADSs and Class A ordinary shares in their particular circumstances.

If a U.S. Holder holds ADSs, for U.S. federal income tax purposes, the U.S. Holder generally will be treated as the owner of the underlying Class A ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will not be subject to U.S. federal income tax.

Dividends on ADSs and Class A ordinary shares

Subject to the “Passive Foreign Investment Company” discussion below, if we make cash distributions and you are a U.S. Holder, the gross amount of any distributions with respect to your ADSs and Class A ordinary shares (including the amount of any taxes withheld therefrom) will be includible in your gross income on the day you actually or constructively receive such income as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. We do not intend to calculate our earnings and profits according to U.S. federal income tax principles. Accordingly, distributions on our ADSs and Class A ordinary shares, if any, will generally be reported to you as dividend distributions for U.S. tax purposes. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

With respect to non-corporate U.S. Holders, certain dividends received from a qualified foreign corporation may be subject to a reduced capital gains tax rate rather than the marginal tax rates generally applicable to ordinary income. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or in the preceding taxable year) generally will be treated as a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the U.S. that includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the U.S. We expect that our ADSs, which we have applied to list on the Nasdaq Global Select Market, will be readily tradable on an established securities market in the U.S. Since we do not expect our Class A ordinary shares to be listed on an established securities market, we do not believe that dividends we pay on our Class A ordinary shares that are not represented by ADSs will meet the conditions required for the reduced capital gains tax rate. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. Non-corporate U.S. Holders of our ADSs that do not meet a minimum holding period requirement will not be eligible for the reduced capital gain tax rate with respect to our dividends regardless of our status as a qualified foreign corporation. In the event that we are deemed to be a PRC resident enterprise under PRC tax law (see “Item 10.E Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the Treaty. Dividends we pay on our ADSs or Class A ordinary shares to non-corporate U.S. Holders during the course of a taxable year during which we are eligible for such benefits would be eligible for the reduced capital gains tax rate, in the case of Class A ordinary shares regardless of they are represented by our ADSs. You should consult your own tax advisor regarding the availability of the reduced capital gain tax rate for dividends paid with respect to our ADSs and Class A ordinary shares.

For U.S. foreign tax credit purposes, dividends we pay on our ADSs or Class A ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. Depending on your individual facts and circumstances, you may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of foreign withholding taxes that may be imposed on dividends received on our ADSs or Class A ordinary shares. You should consult your own tax advisors as to your ability, and the various limitations on your ability, to claim foreign tax credits in connection with the receipt of dividends.

Sales and Other Dispositions of ADSs or Class A ordinary shares

Subject to the “Passive Foreign Investment Company” discussion below, when you sell or otherwise dispose of ADSs or Class A ordinary shares, you will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ADSs or Class A ordinary shares. Your adjusted tax basis will equal the amount you paid for the ADSs or Class A ordinary shares. Any gain or loss you recognize will generally be long-term capital gain or loss if your holding period in our ADSs or Class A ordinary shares is more than one year at the time of disposition. If you are a non-corporate U.S. Holder, including an individual, any such long-term capital gain will generally be eligible for a reduced rate of taxation. The deductibility of a capital loss is subject to limitations.

Gains from dispositions of our ADSs or Class A ordinary shares may be subject to PRC tax if such gains are deemed as income derived from sources within China for PRC tax purposes (see “Item 10.E Taxation—People’s Republic of China Taxation”). In that case, a U.S. Holder’s amount realized would include the gross amount of the proceeds of the sale or disposition before deduction of the PRC tax. Any gain generally would constitute U.S. source income, which generally does not give rise to foreign tax credits. However, a U.S. Holder that is eligible for the benefits of the Treaty may be able to elect to treat its gain as foreign source gain for foreign tax credit purposes. You should consult your own tax advisors regarding your eligibility for benefits under the Treaty and the creditability of any PRC tax on disposition gains in your particular circumstances.

Passive Foreign Investment Company

If we were classified as a passive foreign investment company or “PFIC” in any taxable year in which you hold our ADSs or Class A ordinary shares, as a U.S. Holder, you would generally be subject to adverse U.S. tax consequences, in the form of increased tax liabilities and special U.S. tax reporting requirements.

In general, we will be classified as a PFIC for any taxable year if either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value of our assets (based on a quarterly value of the assets during the taxable year) is attributable to assets that produce or are held for the production of passive income, or the asset test. For purposes of making PFIC determination, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the gross income of any other corporation of which we are, directly or indirectly, a 25% or greater shareholder (by value). Passive income generally includes interest and for purposes of the asset test, any cash and loans will generally count as producing passive income or held for the production of passive income.

Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, and based on the expected composition of our income and assets and the value of our assets, including goodwill, we do not expect to be classified as a PFIC for the current taxable year ending December 31, 2020 or in the foreseeable future. Despite our expectation, there can be no assurance that we will not be a PFIC in the current taxable year or any future taxable year as PFIC status is tested each taxable year and will depend on the composition of our assets and income in each such taxable year. In particular, in determining the average percentage value of our gross assets, the aggregate value of our assets will generally be deemed to be equal to our market capitalization (the sum of the aggregate value of our outstanding equity) plus our liabilities. Accordingly, we could become a PFIC if our market capitalization were to decrease significantly while we hold substantial cash, cash equivalents or other assets that produce or are held for the production of passive income such as loans to customers. In addition, we expect to increase our margin loan business (where we extend margin loans using our own capital rather than Interactive Brokers’ capital) which will increase our passive interest income. Furthermore, although the law in this regard is not entirely clear, we treat our consolidated VIEs as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with these entities. If it were determined, however, that we are not the owner of the consolidated VIEs for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, which could result in a determination that we were a PFIC for the current or subsequent taxable years.

If we were a PFIC for any taxable year during which you held ADSs or Class A ordinary shares, certain adverse U.S. federal income tax rules would apply. You would generally be subject to additional taxes and interest charges on certain “excess distributions” we make and on any gain realized on the disposition or deemed disposition of your ADSs or Class A ordinary shares, regardless of whether we continue to be a PFIC in the year in which you receive an “excess distribution” or dispose (or are deemed to have disposed, as described below) of your ADSs or Class A ordinary shares. Distributions in respect of your ADSs or Class A ordinary shares during a taxable year would generally constitute “excess distributions” if, in the aggregate, they exceed 125% of the average amount of distributions with respect to your ADSs or Class A ordinary shares over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year.

To compute the tax on “excess distributions” or any gain, (i) the “excess distribution” or the gain would be allocated ratably to each day in your holding period, (ii) the amount allocated to the current year and any tax year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income in the current year, (iii) the amount allocated to other taxable years would be taxable at the highest applicable marginal rate in effect for that year, and (iv) an interest charge at the rate for underpayment of taxes for any period described under (iii) above would be imposed on the resulting tax liability on the portion of the “excess distribution” or gain that is allocated to such period. In addition, no distribution that you receive from us would qualify for taxation at the reduced capital gain tax rate discussed under “Item 10.E Taxation—Dividends on ADSs and Class A ordinary shares” section above if we were a PFIC in the taxable year in which such distribution is made or in the preceding taxable year.

If we were a PFIC for any year during which you hold ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC with respect to such ADSs or Class A ordinary shares in all succeeding years during which you hold ADSs or Class A ordinary shares, even if we cease to meet the threshold requirements for PFIC status, unless you made a “deemed sale” election.

Under certain attribution rules, if we were a PFIC, you would be deemed to own your proportionate share of any of our non-U.S. subsidiaries and VIEs that are PFICs, each a “lower-tier PFIC”, and would be subject to U.S. federal income tax according to the PFIC rules described above on (i) a distribution on the shares of a lower-tier PFIC and (ii) a disposition of shares of a lower-tier PFIC, both as if you directly held the shares of such lower-tier PFIC.

If we were a PFIC in any year, you would generally be able to avoid the “excess distribution” rules described above by making a timely so-called “mark-to-market” election with respect to your ADSs provided they are “marketable.” Our ADSs will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the Nasdaq. If you made this election in a timely fashion, you would generally recognize as ordinary income or ordinary loss the difference between the fair market value of your ADSs as of the close of any taxable year and your adjusted tax basis in such ADSs. Any ordinary income resulting from this election would generally be taxed at ordinary income rates and would not be eligible for the reduced capital gain tax rate discussed under “Item 10.E Taxation—Dividends on ADSs and Class A ordinary shares” section above. Any ordinary losses would be deductible, but only to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADSs or Class A ordinary shares would be adjusted to reflect any such income or loss. If you make a mark-to-market election with respect to our ADSs, but for a later taxable year either our ADSs no longer constitute “marketable stock” or we cease being a PFIC, you will not be subject to the mark-to market rules described above for such taxable year. The mark-to-market election will not be available for any lower tier PFIC that you may be deemed to own pursuant to the attribution rules discussed above. You should consult your own tax advisor regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ADSs.

The PFIC rules provide for a separate election, referred to as a qualified electing fund election, which, if available, results in a tax treatment different than the general PFIC tax treatment described above. That election, however, will not be available to you as we do not intend to provide the information you would need to make or maintain that election.

If you own our ADSs or Class A ordinary shares during any taxable year that we are a PFIC, you will generally be required to file an annual report containing such information as the United States Treasury Department may require. You are advised to consult with your own tax advisor concerning our PFIC status and the U.S. federal income tax consequences of holding and disposing of our ADSs or Class A ordinary shares if we are or become classified as a PFIC.

U.S. Information Reporting and Backup Withholding Rules

Dividend payments with respect to the ADSs and Class A ordinary shares and the proceeds received on the sale or other disposition of ADSs and Class A ordinary shares may be subject to information reporting to the IRS and to backup. Backup withholding will not apply, however, if (i) a U.S. Holder is an exempt recipient, or if (ii) the U.S. Holder provides a taxpayer identification number, certifying that the U.S. Holder is not subject to backup withholding. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder will be refunded or credited against such U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely provided to the IRS. Certain U.S. Holders who hold “specific foreign financial assets”, including stock of a non-U.S. corporation that is not held in an account maintained by a U.S. “financial institution” may be required to attach to their tax returns for the year certain specified information. A U.S. Holder who fails to timely furnish the required information may be subject to a penalty. You are advised to consult with its own tax advisor regarding the application of the U.S. information reporting and backup withholding rules to your particular circumstances.

H.                Documents on Display

The Company files reports, including annual reports on Form 20-F, furnishes current reports on Form 6-K and discloses other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. These may be accessed by visiting the SEC’s website at www.sec.gov.

Item 11.         Quantitative and Qualitative Disclosures About Market Risk

The Company’s activities expose it to a variety of market risks including interest rate risk and foreign currency exchange rate risk. The Company’s overall risk management strategy focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on its performance through ongoing operational and finance activities. The Company monitors and manages its exposure to such risks both centrally and at the local level, as appropriate, as part of its overall risk management program with the objective of seeking to reduce the potential adverse effects of such risks on its results of operations and financial position.

The following section provides qualitative and quantitative disclosures on the effects that these risks may have. The quantitative data reported below does not have any predictive value and does not reflect the complexity of the markets or reactions which may result from any changes that are assumed to have taken place.

Foreign Exchange Risk

While most of our revenues are denominated in U.S. dollars and Hong Kong dollars and our expenses are denominated in Renminbi and U.S. dollars, the Company has not used any derivative financial instruments to hedge exposure to such risk as our exposure to foreign exchange risks should be limited in general per management’s assessment. Our results of operations and financial condition will be affected by the exchange rate between U.S. dollar and Hong Kong dollar as well as between U.S. dollar and Renminbi because a substantial portion of our operating costs and expenses is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars. We may seek to reduce the currency risk by entering foreign currency instruments in the future. Currently we did not hold any currency hedging instruments position as of December 31, 2017, 2018 and 2019 due to immaterial impact on our daily operation and financials, whilst the Company has been monitoring the exchange rates which may affect our business and financials and will take necessary actions to mediate foreign exchange risks. See Item 3.D “Risk Factors.”

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. In July 2005, the PRC government changed its decades-old policy of pegging the value of Renminbi to U.S. dollar, and Renminbi appreciated more than 20% against U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between Renminbi and U.S. dollar remained within a narrow band. Since June 2010, Renminbi has fluctuated against U.S. dollar, at times significantly and unpredictably. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and U.S. dollar in the future.

To the extent that we need to convert U.S. dollar into Renminbi for our operations, appreciation of Renminbi against U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollar for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of U.S. dollar against Renminbi would have a negative effect on U.S. dollar amounts available to us.

Interest Rate Risk

We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

We expect rising or falling interest rates may have a material impact on our financial condition unless uncertainty about the direction and timing of interest rate changes materially affects the level of borrowing and lending activity in the economy.

We may invest in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Credit Risk

Margin financing are subject to various regulatory requirements. Margin loans are collateralized by cash and securities in the customers’ accounts. The risks associated with margin credit increase during periods of fast market movements or in cases where collateral is concentrated and market movements occur. During such times, customers who utilize margin loans and who have collateralized their obligations with securities may find that the securities have a rapidly depreciating value and may not be sufficient to cover their obligations in the event of liquidation. We are also exposed to credit risk when our customers execute transactions, such as short sales of options and equities that can expose them to risk beyond their invested capital.

We expect this kind of exposure to increase with the growth of our overall business. Because we indemnify and hold harmless our clearing firms from certain liabilities or claims, the use of margin loans and short sales may expose us to significant off-balance-sheet risk in the event that collateral requirements are not sufficient to fully cover losses that customers may incur and those customers fail to satisfy their obligations. The amount of risk to which we are exposed from the margin financing to our customers and from short-selling transactions by our customers is not quantifiable as the risk is dependent upon analysis of a potential significant and undeterminable rise or fall in stock prices. Our account level margin requirements meet or exceed those required by the NZX Participant Rules, in relation to the calculation of our counterparty risk requirement. As a matter of practice, we enforce real-time margin compliance monitoring and liquidate customers’ positions if their equity falls below required margin requirements.

We have a comprehensive policy implemented in accordance with regulatory standards to assess and monitor the suitability of investors to engage in the trading activities that we offer. To mitigate our risk, we also continuously monitor customer accounts to detect excessive concentration, large orders or positions, patterns of day trading, high frequency trading, inactive accounts, trading that has no economic purpose, trading in illiquid securities and other activities that indicate increased risk to us.

Our credit exposure is to a great extent mitigated by our policy of automatically evaluating each account throughout the trading day and closing out positions automatically or disabling further trading for accounts that are found to be under-margined. While this methodology is effective in most situations, it may not be effective in situations where no liquid market exists for the relevant securities or commodities or where, for any reason, automatic liquidation for certain accounts has been disabled.

Other Market Risk

We earn ETF service fees based upon balances of certain client assets. Fluctuations in these client asset balances caused by changes in equity valuations directly impact the amount of fee revenue we earn. From time to time, we may invest in our UP Fintech China-U.S. Internet Titans ETF. Investments in this ETF utilize capital that would otherwise be available for other corporate purposes and expose us to potential capital losses.

Item 12.       Description of Securities Other than Equity Securities

ADS Fees and Expenses

ADS holders are required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any ADSs):

Service	Fees

• To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to US$0.05 per ADS issued
• Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled
• Distribution of cash dividends	Up to US$0.05 per ADS held
• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held
• Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held
• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

ADS holders are also responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any ADSs) such as:

•                  Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

•                  Expenses incurred for converting foreign currency into U.S. dollars.

•                  Expenses for cable, telex and fax transmissions and for delivery of securities.

•                  Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).

•                  Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

•                  Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.

•                  Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

PART II

Item 13.       Defaults, Dividends, Arrearages, and Delinquencies

None of these events occurred in any of the years ended December 31, 2017, 2018 and 2019.

Item 14.       Material Modifications to the Rights of Security Holders and Use of Proceeds

See the information contained in Item 10. B. “Memorandum and Articles of Association.”

Use of Proceeds

On March 20, 2019, the Company completed its initial public offering of 14,950,000 ADSs (reflecting the exercise of the over-allotment option by the underwriters to purchase an additional 1,950,000 ADSs), each representing 15 Class A ordinary shares, at an initial offering price of US$8.00 per ADS, pursuant to a registration statement on Form F-1 (File Number 333-229808) (the “F-1 Registration Statement”) that was declared effective by the Securities and Exchange Commission on March 19, 2019. Citigroup Global Markets Inc., Deutsche Bank Securities Inc., AMTD Global Markets Limited, China Merchants Securities (HK) Co., Limited, Top Capital Partners Limited were the representatives of the underwriters for our IPO. The aggregate price of the offering amount registered and sold, including the amount registered and sold for exercise of over-allotment option and concurrent private placement, were US$126.6 million. The following “Use of Proceeds” information relates to the F-1 Registration Statement.

For the period from the effective date of the F-1 Registration Statement to December 31, 2019, our total expenses incurred in connection with our IPO were approximately US$11.8 million, which included US$8.3 million in underwriting discounts and commissions for the IPO, US$3.5 million in other costs and expenses for our IPO. We received net proceeds of approximately US$114.8 million from our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from the effective date of the F-1 Registration Statement to December 31, 2019, the net proceeds we used from our initial public offering were approximately US$14.4 million for general corporate purposes and working capital, and approximately US$15.4 million for investments and acquisitions.

We intend to use the remainder of the proceeds from our initial public offering in the manner disclosed in our F-1 Registration Statement.

Item 15.       Controls and Procedures

Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2019. Disclosure controls and procedures refers to controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is compiled and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were ineffective as of December 31, 2019 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed, because of the material weakness in our internal control over financial reporting described below. However, we believe that the consolidated financial statements included in this annual report on Form 20-F correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Changes in Internal Control over Financial Reporting

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal control and procedures over financial reporting. In preparing our consolidated financial statements for the three years in the period ended December 31, 2018 included in our registration statement on Form F-1 filed in connection with our initial public offering, we and our independent registered public accounting firm identified two “material weakness” in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, and other control deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial information will not be prevented or detected on a timely basis. The material weaknesses identified relate to (i) insufficient accounting personnel with appropriate knowledge of U.S. GAAP and lack of comprehensive accounting policies and procedures in accordance with U.S. GAAP, and (ii) lack of a systematic risk assessment process over financial reporting.

To remedy the identified material weaknesses, we have adopted and will adopt further measures to improve our internal control over financial reporting. We increased the number of employees with knowledge of U.S. GAAP and SEC regulations within our finance and accounting department in 2019, and we are implementing a comprehensive accounting manual to guide the day-to-day accounting operation and reporting work and measures to improve controls of our information systems. We intend to hire an internal control manager who has extensive experience in internal procedures and internal controls over financial reporting. In addition, we plan to, among others, (i) continue to provide our accounting staff with U.S. GAAP training, and (ii) develop and implement a systematic risk assessment process over financial reporting. We will continue to implement measures to remediate our internal control deficiencies in order to meet the deadline imposed by Section 404 of the Sarbanes Oxley Act. We expect that we will incur more costs in the implementation of such measures. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. See “Item 3. Key Information — D. Risk Factors— Risks Related to Our Business and Industry— If our internal control over financial reporting or our disclosure controls and procedures are not effective, we may not be able to accurately report our financial results, prevent fraud or file our periodic reports in a timely manner.”

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act of 2002 for purposes of identifying and reporting any weakness in our internal control over financial reporting.

Item 16A.     Audit Committee Financial Expert

The Company’s Board of Directors has determined that Mr. Xin Fan is an audit committee financial expert. He is an independent director under the Nasdaq standards.

Item 16B.     Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics which is applicable to all of its directors, officers and employees, including certain portions of the Code of Business Conduct and Ethics which are only applicable to the Company’s chief executive officer, chief financial officer, other chief senior officers, senior finance officer, controller, vice presidents and any other persons who performance similar functions (defined in the Code of Business Conduct and Ethics as “senior officers”). This Code of Business Conduct and Ethics is posted on its website, www.itiger.com. The information contained on the Company’s website is not included in, or incorporated by reference into, this annual report on Form 20-F.

Item 16C.    Principal Accountant Fees and Services

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the year ended December 31,
	2018	2019
	US$ ‘000	US$ ‘000
Audit fees (1)	1,095	767
Tax fees (2)	—	40
	1,095	807

(1)         Audit fees represent the aggregate fees billed for professional services rendered by our principal auditor for the audit of our annual financial statements, the review of our quarterly financial statements, as well as audit fees relating to our initial public offering and related filings.

(2)         Tax fees represent the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditor for tax compliance, tax advice, and tax planning.

Audit Committee’s Pre-Approval Policies and Procedures

The Company’s Audit Committee is responsible for appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.     Change in Registrant’s Certifying Accountant

None.

Item 16G.    Corporate Governance

As a foreign private issuer whose Class A ordinary shares and ADSs are listed on the Nasdaq Global Select Market, we are permitted to follow certain home country corporate governance practices instead of certain Nasdaq requirements. A foreign private issuer that elects to follow its home country practice must submit to The Nasdaq Stock Market LLC a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the SEC each Nasdaq requirement with which it does not comply followed by a description of its applicable home country practice.

As a company incorporated in the Cayman Islands with Class A ordinary shares and ADSs to be listed on the Nasdaq Global Select Market, we chose to follow our home country practice instead of Nasdaq requirements that mandate that:

•                  the board of directors be comprised of a majority of independent directors;

•                  the directors be selected or nominated by a majority of the independent directors or a nomination committee comprised solely of independent directors;

•                  the board of directors adopt a formal written charter or board resolution addressing the director nominations process and such related matters as may be required under the U.S. federal securities laws; and

•                  the compensation of our executive officers be determined or recommended by a compensation committee comprised solely of independent directors.

The Company is a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Tianhua Wu, our founder, director and chief executive officer, holds more than 50% of our total voting power. For so long as we remain as a controlled company, we are permitted to elect to, and may, rely on certain exemptions from corporate governance requirements otherwise applicable.

Implications of Being an “Emerging Growth Company”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “Opt Out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies.

We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of our initial public offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Item 16H.    Mine Safety Disclosure

Not applicable.

PART III

Item 18.                          Financial Statements

The audited Consolidated Financial Statements as required under Item 18 are attached hereto starting on page F-1 of this annual report on Form 20-F.

Item 19.                          Exhibits

A list of exhibits included as part of this annual report on Form 20-F is set forth in the Index to Exhibits immediately following this Item 19.

INDEX TO EXHIBITS

Exhibit No.		Exhibit Description
1.1	†	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant

2.1		Description of the registrant’s securities registered pursuant to Section 12 of the Exchange Act.

2.2	†	Specimen American Depositary Receipt (contained in Exhibit 2.4)

2.3	†	Specimen Form of Class A Ordinary Share Certificate

2.4	†	Form of Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder

2.5	†	Form of Registration Rights Agreement

3.1		Form of Irrevocable Voting Proxy by and among holders of options awarded under the 2018 Share Incentive Plan and the 2019 Performance Incentive Plan and Wu Tianhua

4.1	†	† English translation of Exclusive Business Cooperation Agreement between Ningxia Rongke and Ningxia Yixin dated June 7, 2018

4.2	†

English translation of Exclusive Option Contract among Ningxia Yixin, shareholders of Ningxia Rongke and Ningxia Rongke dated December 17, 2018, which restated and amended the version dated June 7, 2018

4.3	†	English translation of Equity Pledge Contract among Ningxia Yixin, shareholders of Ningxia Rongke and Ningxia Rongke dated December 17, 2018, which restated and amended the version dated June 7, 2018

4.4	†	English translation of the Power of Attorney by Ningxia Yixin and shareholders of Ningxia Rongke dated December 17, 2018, which restated and amended the version dated June 7, 2018

4.5	†	English translation of the form of Spouse Consent Letter by the spouse of each married shareholder of Ningxia Rongke

4.6	†	English translation of Exclusive Business Cooperation Agreement between Beijing Yixin and Beijing Yiyi dated October 30, 2018

4.7	†	English translation of Exclusive Option Contract among Beijing Yixin, shareholders of Beijing Yiyi and Beijing Yiyi dated October 30, 2018

4.8	†	English translation of Equity Pledge Contract among Beijing Yixin, shareholders of Beijing Yiyi and Beijing Yiyi dated October 30, 2018

4.9	†	English translation of the Power of Attorney between Beijing Yixin and shareholders of Beijing Yiyi dated October 30, 2018

4.10	†	English translation of the form of Spouse Consent Letter by the spouse of each married shareholder of Beijing Yiyi

4.11	†	Form of Employment Agreement between the Registrant and its executive officers

4.12	†	Form of Indemnification Agreement between the Registrant and its directors and executive officers

4.13	†	Consolidated Clearing Agreement between IB LLC and Top Capital Partners Limited

4.14	†	Fully Disclosed Clearing Agreement between IB LLC and Top Capital Partners Limited

4.15	†	English translation of the Lease Contract of Grandyvic Building for the registrant’s Beijing office

4.16	†	Subscription Agreement by and between the Registrant and IB Global Investments LLC dated March 8, 2019

4.17	†	UP Fintech Holding Limited Share Incentive Plan adopted in June 2018 and amended in December 2018

4.18	†	UP Fintech Holding Limited 2019 Performance Incentive Plan

8.1		List of principal subsidiaries and consolidated affiliated entities of the Registrant

11.1	†	Code of Business Conduct and Ethics

12.1		Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer

12.2		Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer

13.1		Certification of the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2		Certification of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1		Consent of Deloitte Touche Tohmatsu Certified Public Accountants

101.INS		Inline XBRL Instance Document

101.SCH		Inline XBRL Taxonomy Extension Schema Document

101.CAL		Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF		Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB		Inline XBRL Taxonomy Extension Labels Linkbase Document

101.PRE		Inline XBRL Taxonomy Extension Presentation Linkbase Document

†   Previously filed

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

UP FINTECH HOLDING LIMTED

/s/ Tianhua Wu
Name: Tianhua Wu
Title: Chief Executive Officer and Director

Dated: April 29, 2020

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 and 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of UP Fintech Holding Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of UP Fintech Holding Limited and its subsidiaries (the “Company”) as of December 31, 2018 and 2019, and the related consolidated statements of operations, comprehensive loss, change in shareholders’ (deficit) equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Beijing, the People’s Republic of China
April, 29, 2020

We have served as the Company’s auditor since 2018.

UP FINTECH HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in U.S. dollars (“US$”), except for share, per share and per ADS data, or otherwise noted)

	As of December 31,
	2018	2019
	US$	US$
Assets:
Cash and cash equivalents	34,406,970	59,408,555
Cash-segregated for regulatory purpose	6,695,436	317,915,092
Term deposits	29,999,865	65,601,207
Receivables from customers (net of allowance of US$nil as of December 31, 2018 and 2019)	353,304	106,113,896
Receivables from brokers, dealers, and clearing organizations (net of allowance of US$nil as of December 31, 2018 and 2019):
Related parties	9,619,438	185,047,211
Others	1,073,972	9,274,205
Financial instruments held, at fair value	6,435,241	14,881,240
Prepaid expenses and other current assets	5,803,195	8,020,192
Amounts due from related parties	8,518,358	3,484,434
Total current assets	102,905,779	769,746,032
Right-of-use assets	—	5,732,559
Property, equipment and intangible assets, net	2,330,433	9,535,541
Goodwill	—	2,421,403
Long-term investments	2,386,691	6,017,219
Other non-current assets	1,255,447	3,045,732
Deferred tax assets	6,336,815	12,561,461
Total assets	115,215,165	809,059,947
Liabilities:
Payables to customers	6,564,154	512,481,679
Payables to brokers, dealers and clearing organizations
Related parties	—	53,774,882
Others	—	1,355,112
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of US$6,939,074 and US$9,267,717 as of December 31, 2018 and 2019, respectively)	10,423,107	16,881,957
Deferred income - current	—	697,330
Lease liabilities - current (including lease liabilities - current of the consolidated VIEs without recourse to the Group of US$1,097,916 as of December 31, 2019)	—	2,401,566
Total current liabilities	16,987,261	587,592,526
Deferred income — non-current	—	1,552,595
Lease liabilities — non-current (including lease liabilities — non-current of the consolidated VIEs without recourse to the Group of US$100,701 as of December 31, 2019)	—	3,440,092
Deferred tax liabilities	—	1,449,000
Total liabilities	16,987,261	594,034,213
Commitments and Contingencies (Note 18)
Mezzanine equity:
Series A convertible redeemable preferred shares (US$0.00001 par value; total 279,389,307 shares authorized, issued and outstanding; liquidation value of US$19,784,136 as of December 31, 2018)	16,486,780	—
Series B-1 convertible redeemable preferred shares (US$0.00001 par value; total 188,378,334 shares authorized, issued and outstanding; liquidation value of US$20,263,335 as of December 31, 2018)	17,169,446	—
Series B-2 convertible redeemable preferred shares (US$0.00001 par value; total 76,812,654 shares authorized, issued and outstanding; liquidation value of US$11,512,547 as of December 31, 2018)	9,593,789	—
Series B-3 convertible redeemable preferred shares (US$0.00001 par value; total 147,755,566 shares authorized, issued and outstanding; liquidation value of US$25,765,087 as of December 31, 2018)	21,470,906	—
Series C convertible redeemable preferred shares (US$0.00001 par value; total 205,991,949 shares authorized, 98,834,937 shares issued and outstanding; liquidation value of US$56,616,000 as of December 31, 2018)	47,980,000	—
Subscriptions receivable from Series C convertible redeemable preferred shares	(800,000)	—
Series C-1 convertible redeemable preferred shares (US$0.00001 par value; total 18,597,738 shares authorized, issued and outstanding; liquidation value of US$12,000,000 as of December 31, 2018)	10,000,000	—
Redeemable non-controlling interest of sponsored fund	2,204,940	3,084,122
Total mezzanine equity	124,105,861	3,084,122
Shareholders’ (deficit)/equity:
Class A ordinary shares (US$0.00001 par value; 3,144,831,053 and 4,662,388,278 shares authorized as of December 31, 2018 and 2019 respectively; 216,546,541 and 1,777,218,449 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	2,166	17,772
Class B ordinary shares (US$0.00001 par value; 518,507,295 and 337,611,722 shares authorized as of December 31, 2018 and 2019 respectively, 337,611,722 issued and outstanding as of December 31, 2018 and 2019)	3,376	3,376
Series Angel convertible preferred shares (US$0.00001 par value, 419,736,104 shares authorized as of December 31, 2018, 419,736,104 issued and outstanding as of December 31, 2018)	4,197	—
Additional paid-in capital	42,520,332	285,767,622
Statutory reserve	—	724,008
Accumulated deficit	(66,391,306)	(73,704,745)
Accumulated other comprehensive loss	(544,988)	(866,421)
Total UP Fintech Holding Limited shareholder’s (deficit)/equity	(24,406,223)	211,941,612
Non-controlling interest	(1,471,734)	—
Total (deficit)/equity	(25,877,957)	211,941,612
Total liabilities, mezzanine equity and (deficit)/equity	115,215,165	809,059,947

The accompanying notes are an integral part of these consolidated financial statements.

UP FINTECH HOLDING LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in U.S. dollars (“US$”), except for share, per share and per ADS data, or otherwise noted)

	For the years ended December 31,
	2017	2018	2019
	US$	US$	US$
Revenues:
Commissions	15,062,955	26,043,051	26,697,958
Financing service fees	1,797,390	6,442,012	7,926,766
Interest income	—	85,361	16,505,185
Other revenues	88,839	989,841	7,532,991
Total revenues	16,949,184	33,560,265	58,662,900
Interest expense	—	—	(4,101,528)
Total Net Revenues	16,949,184	33,560,265	54,561,372
Operating cost and expenses:
Execution and clearing	(38,041)	(257,115)	(2,519,238)
Employee compensation and benefits (including share-based compensation of US$349,700, US$34,204,761 and US$4,062,600 for the years ended December 31, 2017, 2018 and 2019, respectively)	(11,950,692)	(55,656,219)	(35,787,458)
Occupancy, depreciation and amortization	(1,167,628)	(2,621,699)	(3,572,260)
Communication and market data	(2,943,301)	(3,558,546)	(6,494,006)
Marketing and branding	(6,288,254)	(10,526,940)	(7,103,178)
General and administrative	(3,576,478)	(7,831,860)	(9,259,484)
Total operating cost and expenses	(25,964,394)	(80,452,379)	(64,735,624)
Other (expense)/income:
Others, net	(95,982)	725,446	869,028
Loss before income taxes	(9,111,192)	(46,166,668)	(9,305,224)
Income tax benefits	1,183,698	1,873,113	3,355,366
Net Loss	(7,927,494)	(44,293,555)	(5,949,858)
Less:
Net income attributable to redeemable non-controlling interests	—	—	639,573
Net loss attributable to non-controlling interests	(417,445)	(1,085,823)	—
Net loss attributable to UP Fintech Holding Limited	(7,510,049)	(43,207,732)	(6,589,431)
Net loss attributable to ordinary shareholders of UP Fintech Holding Limited	(7,510,049)	(43,207,732)	(6,589,431)
Net loss per share attributable to ordinary shareholders of UP Fintech Holding Limited:
Basic and diluted	(0.02)	(0.09)	(0.00)
Weighted average shares used in calculating net loss per ordinary share:
Basic and diluted	443,814,916	506,393,198	1,751,784,176

Other comprehensive income/(loss), net of tax:
Unrealized gain on available-for-sale investments (net of tax effect of US$ nil, US$87,619 and US$ nil for the years ended December 31, 2017, 2018 and 2019, respectively)	—	262,857	—
Change in cumulative foreign currency translation adjustment	1,620,635	(935,612)	(321,433)
Total Comprehensive loss	(6,306,859)	(44,966,310)	(6,271,291)

The accompanying notes are an integral part of these consolidated financial statements.

UP FINTECH HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN DEFICIT

(All amounts in U.S. dollars (“US$”), except for share, per share and per ADS data, or otherwise noted)

The accompanying notes are an integral part of these consolidated financial statements.

	Paid-in capital	Series Angel equity interest with preferential rights	Class A ordinary shares		Class B ordinary shares		Series Angel convertible preferred shares		Additional paid-in capital	Statutory Reserves	Accumulated other comprehensive (loss)/income	Accumulated deficit	Non- controlling interests	Total shareholders’ deficit	Redeemable non-controlling interest of sponsored fund
	Amount	Amount	Shares	Amount	Shares	Amount	Shares	Amount
	US$	US$		US$		US$		US$	US$	US$	US$	US$	US$	US$	US$
Balance as of January 1, 2017	357,338	496,584	—	—	—	—	—	—	6,942,155	—	(1,431,921)	(15,673,525)	110,816	(9,198,553)	—
Share-based compensation	—	—	—	—	—	—	—	—	349,700	—	—	—	—	349,700	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	1,638,655	—	(18,020)	1,620,635	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	(7,510,049)	(417,445)	(7,927,494)	—
Return of capital to a limited partnership (note1)	—	—	—	—	—	—	—	—	—	—	—	—	(140,229)	(140,229)	—
Balance as of December 31, 2017	357,338	496,584	—	—	—	—	—	—	7,291,855	—	206,734	(23,183,574)	(464,878)	(15,295,941)	—
Reorganization effect (note 2)	(357,338)	(496,584)	33,170,968	332	410,643,948	4,106	419,736,104	4,197	845,287	—	—	—	—	—	—
Issuance of class A ordinary shares	—	—	2,480,000	25	—	—	—	—	178,429	—	—	—	—	178,454	—
Issuance of class B ordinary shares	—	—	—	—	107,863,347	1,079	—	—	—	—	—	—	—	1,079	—
Class B ordinary shares converted into Class A ordinary shares	—	—	180,895,573	1,809	(180,895,573)	(1,809)	—	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	—	—	34,204,761	—	—	—	—	34,204,761	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	(1,014,579)	—	78,967	(935,612)	—
Unrealized gain on available-for-sale investments	—	—	—	—	—	—	—	—	—	—	262,857	—	—	262,857	—
Investment in sponsored fund from non-controlling shareholders	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2,204,940
Net loss	—	—	—	—	—	—	—	—	—	—	—	(43,207,732)	(1,085,823)	(44,293,555)	—
Balance as of December 31, 2018	—	—	216,546,541	2,166	337,611,722	3,376	419,736,104	4,197	42,520,332	—	(544,988)	(66,391,306)	(1,471,734)	(25,877,957)	2,204,940
Issuance of Class A ordinary shares upon initial public offering, net of offering costs of US$ 3,462,099	—	—	237,375,000	2,373	—	—	—	—	114,763,528	—	—	—	—	114,765,901	—
Conversion of convertible preferred shares to Class A ordinary shares upon initial public offering	—	—	1,229,518,986	12,295	—	—	(419,736,104)	(4,197)	122,692,824	—	—	—	—	122,700,922	—
Issuance of Class A ordinary shares in relation to the acquisition of Marsco Investment Corporation	—	—	8,508,390	85	—	—	—	—	2,999,915	—	—	—	—	3,000,000	—
Issuance of Class A ordinary shares upon settlement of share-based awards	—	—	85,269,532	853	—	—	—	—	200,157	—	—	—	—	201,010	—
Share-based compensation	—	—	—	—	—	—	—	—	4,062,600	—	—	—	—	4,062,600	—
Provision of statutory reserve	—	—	—	—	—	—	—	—	—	724,008	—	(724,008)	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	(321,433)	—	—	(321,433)	—
Acquisition of additional equity interest from non-controlling shareholders	—	—	—	—	—	—	—	—	(1,471,734)	—	—	—	1,471,734	—	—
Investment in sponsored fund from non-controlling shareholders	—	—	—	—	—	—	—	—	—	—	—	—	—	—	239,609
Net loss	—	—	—	—	—	—	—	—	—	—	—	(6,589,431)	—	(6,589,431)	639,573
Balance as of December 31, 2019	—	—	1,777,218,449	17,772	337,611,722	3,376	—	—	285,767,622	724,008	(866,421)	(73,704,745)	—	211,941,612	3,084,122

Note:

1.             In August 2016, a subsidiary of the Group established a limited partnership, which was dissolved in November 2017.

2.             Represents the reorganization transactions to re-domicile the Company’s business from the People’s Republic of China (the “PRC”) to the Cayman Islands as described in Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

UP FINTECH HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in U.S. dollars (“US$”), except for share, per share and per ADS data, or otherwise noted)

	For the years ended December 31,
	2017	2018	2019
	US$	US$	US$
Cash flows from operating activities:
Net loss	(7,927,494)	(44,293,555)	(5,949,858)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation	349,700	34,204,761	4,062,600
Depreciation and amortization	342,450	473,730	752,167
Unrealized fair value change of financial instruments held, at fair value	—	(215,446)	(1,659,469)
Gain on disposal of subsidiaries	—	—	(467,500)
Impairment loss of equity investments	—	—	755,524
Loss on disposal of property and equipment	—	—	34,467
Foreign currency exchange loss/(gain)	451,407	(542,336)	(284,153)
Deferred income tax	(1,183,698)	(1,874,819)	(6,215,140)
Changes in operating assets and liabilities:
Financial instruments held, at fair value	—	(6,219,795)	(6,627,630)
Receivables from customers	—	(353,304)	(101,438,442)
Receivables from brokers, dealers and clearing organizations	185,906	1,128,931	(183,103,763)
Amounts due from related parties	(2,348,838)	(10,390,564)	401,748
Prepaid expenses and other current assets	(1,382,291)	(3,543,158)	(1,259,888)
Right-of-use assets	—	—	2,251,301
Other non-current assets	—	—	(435,614)
Payables to customers	1,247,803	5,316,263	481,105,480
Payables to brokers, dealers and clearing organizations	—	—	55,078,762
Accrued expenses and other current liabilities	2,640,752	5,137,692	6,200,824
Lease liabilities			(2,142,202)
Deferred income	—	—	2,249,925
Amounts due to related parties	(886,331)	—	—
Net cash (used in)/provided by operating activities	(8,510,634)	(21,171,600)	243,309,139
Cash flows from investing activities:
Purchase for property, equipment and intangible assets	(585,016)	(1,684,382)	(1,317,435)
Prepayment for acquisition and long-term investments subject to certain closing conditions	—	—	(854,891)
Payment for long-term investments	(2,151,761)	—	(600,000)
Prepayments to acquire the remaining equity interest of an equity method investee	(90,043)	—	—
Cash paid for acquisition, net of cash acquired	—	—	(6,008,680)
Cash-segregated for regulatory purpose acquired from acquisition	—	—	22,094,198
Proceeds received from disposal of long-term investment	227,472	—	—
Repayment of loans from related parties	—	1,793,993	1,585,591
Cash received from disposal of a subsidiary	—	—	106,105
Purchase of term deposits	—	(29,999,865)	(65,601,207)
Maturity of term deposits	—	—	29,999,865
Loans to employees	—	—	(1,154,938)
Loans to related parties	(1,070,662)	(5,233,963)	(288,719)
Net cash used in investing activities	(3,670,010)	(35,124,217)	(22,040,111)
Cash flows from financing activities:
Proceeds received from issuance of Series A equity interest with preferential rights	3,633,087	—	—
Proceeds received from issuance of Series B equity interest with preferential rights	—	—	—
Proceeds received from issuance of Series B+ equity interest with preferential rights	9,593,789	—	—
Advanced subscriptions received from investors of Series B-3 convertible redeemable preferred shares	1,509,434	—	—
Proceeds received from issuance of Class A ordinary shares	—	178,454	—
Proceeds received from issuance of Class B ordinary shares	—	1,079	—
Proceeds received from issuance of Series B-3 convertible redeemable preferred shares	—	19,961,472	—
Proceeds received from issuance of Series C convertible redeemable preferred shares	—	47,180,000	800,000
Proceeds received from issuance of Series C-1 convertible redeemable preferred shares	—	10,000,000	—
Net proceeds received from initial public offering (net of offering cost of US$3,462,099)	—	—	114,765,901
Proceeds received from issuance of Class A Ordinary Shares upon settlement of share-based awards	—	—	201,010
Capital contribution in sponsored fund from non-controlling shareholders	—	2,204,940	239,609
Repayment of loans to bank	—	—	(1,100,000)
Return of capital to a limited partnership	(140,229)	—	—
Net cash provided by financing activities	14,596,081	79,525,945	114,906,520
Increase in cash and cash equivalents	2,415,437	23,230,128	336,175,548
Effect of exchange rate changes	895,643	(189,163)	45,693
Cash and cash equivalents and cash—segregated for regulatory purpose, beginning of the year	14,750,361	18,061,441	41,102,406
Cash and cash equivalents and cash—segregated for regulatory purpose, end of the year	18,061,441	41,102,406	377,323,647
Supplemental disclosure of cash flow information:
Income tax paid	22,426	—	762,179
Acquisition consideration paid	—	—	6,348,290
Non-cash investing activity:
Loan converted to long-term investment	—	—	3,846,699

The accompanying notes are an integral part of these consolidated financial statements.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share and per ADS data, or otherwise noted)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

UP Fintech Holding Limited (the “Company”) was incorporated under the laws of Cayman Islands on January 26, 2018. The Company, its subsidiaries, its consolidated variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively, the “Group”) are primarily engaged in providing online brokerage services.

As of December 31, 2019, details of the Group’s subsidiaries, VIEs and VIEs’ subsidiaries were as follows:

	Date of incorporation or acquisition	Place of establishment/ incorporation	Percentage of legal ownership
Subsidiaries:
Tiger Holdings Group Limited (“Tiger Holdings”)	August 01, 2015	New Zealand	100%
Tiger Brokers (NZ) Limited (“TBNZ”)[1]	August 02, 2016	New Zealand	100%
U-Tiger SPC (“U-Tiger SPC”)	June 18, 2017	Cayman Islands	100%
I-Tiger Global Investment SPC (“I-Tiger SPC”)	July 12, 2017	Cayman Islands	100%
I-Tiger Capital Management Limited (“I-Tiger Capital Management”)	July 12, 2017	Cayman Islands	65%
I-Tiger Global Investment Management Limited (“I-Tiger Global Investment”)	July 12, 2017	Cayman Islands	100%
I-Tiger Capital Limited (“I-Tiger Capital”)	July 12, 2017	Cayman Islands	65%
Prosperous Investment Management Limited (“Prosperous Investment”)	July 12, 2017	Cayman Islands	100%
Tiger Brokers (AU) Pty Limited (“TBAU”)[2]	September 26, 2017	Australia	100%
Up Fintech International Limited (“Up International”)	February 08, 2018	Hong Kong	100%
Tiger Fintech (Singapore) PTE Ltd. (“Tiger SG”)	March 13, 2018	Singapore	100%
Tiger Brokers (Singapore) PTE Ltd. (“Tiger Brokers SG”)	March 27, 2018	Singapore	100%
US Tiger Securities, Inc. (“US Tiger Securities”)	March 30, 2018	United States of America (“USA”)	100%
Ningxia Xiangshangyixin Technology Co., Ltd (“Ningxia XSYX”, “Ningxia WFOE”)	May 17, 2018	PRC	100%
Up Fintech Global Holdings Limited (“Up Global”)	June 15, 2018	BVI	100%
Tiger Fintech Holdings, Inc (“Tiger Fintech Holdings”)	July 09, 2018	USA	100%
Xiangshang Upfintech Holding Limited (“Xiangshang Upfintech Holding”)	July 11, 2018	BVI	100%
Beijing Xiangshangyixin Technology Co., Ltd (“Beijing XSYX”, “Beijing WFOE”)	July 26, 2018	PRC	100%
Trading Front Inc (“Trading Front”)	August 01, 2018	USA	100%
Wealthn LLC (“Wealthn”)	August 01, 2018	USA	100%
Uptech Global Holding Limited (“Uptech Holding”)	August 03, 2018	British Virgin Islands (“BVI”)	100%
Tiger Fixed Income Portfolio Limited (“Tiger Fixed”)	September 06, 2018	Cayman Islands	100%
JV Uptech Holding limited (“JV”)	September 18, 2018	BVI	100%
Kastle Limited (“Kastle”)	October 15, 2018	Hong Kong	100%
Fleming Funds Management Pty Limited (“Fleming”)	November 22, 2018	Australia	100%
Amtiger Consultants Private Limited (“Amtiger”)	January 09, 2019	India	99.999%
Tung Chi Consulting Limited (“Tung Chi”)	January 29, 2019	Hong Kong	100%
Marsco Investment Corporation (“Marsco”)	July 12, 2019	USA	100%
Tiger Investor Services Pty Limited (“Tiger Investor”)	July 29, 2019	Australia	100%

1  In June, 2019, the name of  “Top Capital Partners Limited” was changed to “Tiger Brokers (NZ) Limited”.

2  In May, 2019, the name of “Top Capital Partners (Australia) PTY Limited” was changed to “Tiger Brokers (AU) Pty Limited”.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share and per ADS data, or otherwise noted)

1.         ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

	Date of incorporation or acquisition	Place of establishment/ incorporation	Percentage of legal ownership
Subsidiaries:

Tradeup Inc. (“Tradeup”)	October 10, 2019	USA	100%

VIEs:
Ningxia Xiangshang Rongke Technology Co.,LTD (“Ningxia Rongke”, “Ningxia VIE”)	June 11, 2014	PRC	Consolidated VIE
Beijing Xiangshang Yiyi Laohu Technology Group Co.,LTD (“Beijing Yiyi”, “Beijing VIE”)	October 29, 2018	PRC	Consolidated VIE
Tiger Shares Trust (“Trust”)	September 25, 2018	USA	Consolidated VIE

VIEs’ subsidiaries:
Tiger Technology Corporation Limited (“Tiger Technology”)	October 14, 2014	Hong Kong	VIE’s subsidiary
Tiger Holdings, LLC (“Tiger LLC”)	October 13, 2015	USA	VIE’s subsidiary
Beijing U-Tiger Network Technology Co., LTD. (“Beijing U-Tiger Network”)	April 20, 2016	PRC	VIE’s subsidiary
Beijing U-Tiger Business Service Co., Ltd (“Beijing U-Tiger Business”)	April 21, 2016	PRC	VIE’s subsidiary
Beijing Chenhao Technology Co., LTD. (“Beijing Chenhao”)	August 11, 2016	PRC	VIE’s subsidiary
Tiger Financial Information Service (NX) Co., Ltd. (“Tiger Financial Information”)	September 09, 2016	PRC	VIE’s subsidiary
Tiger Rongke Technology Co., Ltd. (“Tiger Rongke”)	November 09, 2016	PRC	VIE’s subsidiary
Fangguang Technology (NX) Co., Ltd. (“Fangguang Technology”)	November 16, 2016	PRC	VIE’s subsidiary
Yunxin (Beijing) Information Consulting Co., Ltd. (“Beijing Yunxin”)	November 23, 2016	PRC	VIE’s subsidiary
Xinhu Information Technology (SH) Co., Ltd (“Shanghai Xinhu”)	July 05, 2017	PRC	VIE’s subsidiary
Top Capital Partners Custodians Limited (“Top Capital Partners Custodians”)	September 13, 2017	New Zealand	VIE’s subsidiary
Beijing Zhijianfengyi Information Technology Co., Ltd (“Beijing ZJFY”)	January 25, 2018	PRC	VIE’s subsidiary
Shenzhen Xiang Shang Hu Xun Technology Co., LTD. (“Hu Xun”)	June 20, 2018	PRC	VIE’s subsidiary
Beijing Beihu Commercial Service Co., Ltd (“Beihu”)	August 10, 2018	PRC	VIE’s subsidiary
Beijing Huyi Technology Co., Ltd (“Huyi”)	September 05, 2018	PRC	VIE’s subsidiary
Guangzhou U-Tiger Technology Co.,LTD (“Guangzhou U-Tiger”)	December 24, 2018	PRC	VIE’s subsidiary
Shenzhen Huichuang Tianrong Asset Management Co.,Ltd. (“Huichuang Tianrong”)	January 26, 2019	PRC	VIE’s subsidiary
Tiger Brokers International Limited (“TB International”)	September 26, 2019	Hong Kong	VIE’s subsidiary
Tiger Brokers Group Limited (“TB Group”)	September 26, 2019	Hong Kong	VIE’s subsidiary
Tiger Assets Management Corporation Limited (“Tiger Asset Management”)	September 26, 2019	Hong Kong	VIE’s subsidiary

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share and per ADS data, or otherwise noted)

1.              ORGANIZATION AND PRINCIPAL ACTIVITIES(Continued)

History of the Group and reorganization under identical common ownership

The Group’s history began in June 2014 with the commencement of operations of Ningxia Rongke, as a limited liability company in PRC incorporated by Mr. Tianhua, Wu, Chief Executive Officer (the “CEO”). From December 2014 to January 2017, after the incorporation of the Ningxia Rongke, series Angel, A, B, B+ investors (collectively, the “equity investors”) each acquired certain equity interest with preferential rights of Ningxia Rongke.

In June 2018, the Company undertook a series of reorganization transactions to re-domicile its business from the PRC to the Cayman Islands (the “Re-domiciliation”). The main purpose of the Re-domiciliation was to establish a Cayman holding company for the existing business in preparation for its overseas initial public offering. At the same shareholding percentages and the rights of each shareholder were substantially the same in Ningxia Rongke and the Company, the Re-domiciliation was accounted for as a reorganization of entities under common ownership. As a result, the consolidated financial statements for the year ended December 31, 2017 represent Ningxia Rongke’s historical consolidated financial statements as if the corporate structure of the Company had been in existence since the beginning of the periods presented. The consolidated financial statements as of and for the year ended December 31, 2018 represent the consolidated financial statements of the Group.

The VIE arrangements

To provide the Company control over the VIEs and the rights to the expected residual returns of the VIEs and VIEs’ subsidiaries, on June 7, 2018, Ningxia WFOE entered into a series of contractual arrangements as described below, and as amended on December 17, 2018, with the Ningxia Rongke and its equity investors. On October 30, 2018, Beijing WFOE entered into a series of substantially same contractual arrangements with Beijing Yiyi.

As a result of entering into these contractual agreements, the Company through its wholly owned subsidiaries, Ningxia WFOE and Beijing WFOE (the “WOFEs”), has (1) power to direct the activities of the VIEs that most significantly affect the entities’ economic performance and (2) the right to receive economic benefits of the VIEs that could be significant to the VIEs. Accordingly, The Company is considered the primary beneficiary of the VIEs and consolidate the VIEs’ financial results of operations, assets, and liabilities in the Company’s consolidated financial statements. The Company also believes that this ability to exercise control ensures that the VIEs will continue to execute and renew the exclusive business cooperation agreements and pay service fees to the Company. The ability to charge service fees in amounts determined at the Company’s sole discretion, and by ensuring that the exclusive business cooperation agreements are executed and renewed indefinitely, the Company has the right to receive substantially all of the economic benefits from the VIEs.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share and per ADS data, or otherwise noted)

1.              ORGANIZATION AND PRINCIPAL ACTIVITIES(Continued)

The VIE arrangements (Continued)

Agreements that were entered to provide the Company effective control over the VIEs

Exclusive Option Agreements. The respective equity investors of the VIEs entered into Exclusive Option Agreements with the WFOEs respectively, pursuant to which the equity investors of the VIEs grant the WFOEs an irrevocable and exclusive right to purchase or designate one or more persons to purchase the equity interests in the VIEs then held by the equity investors of the VIEs once or at multiple times at any time in part or in whole at the WFOEs’ sole and absolute discretion to the extent permitted by PRC laws. The standard equity interest purchase price is RMB10 (US$1.5). If a minimum price limited by PRC law applicable is more than RMB10 (US$1.5), the purchase price of the equity interest shall equal such minimum price. The agreement shall remain effective for a term of ten years and renewable at the WFOEs’ election.

Powers of Attorney. The equity investors of the VIEs signed the irrevocable Powers of Attorney to appoint the WFOEs as the attorney-in-fact to act on the equity investors’ behalf on all rights that the equity investors have in respect of their equity interest in the VIEs conferred by relevant laws and regulations and the articles of association of the VIEs. The rights include but not limited to attending shareholders meeting, exercising voting rights, designating and appointing on behalf of the equity investors, the legal representative (chairperson), the director, supervisor, the chief executive officer and other senior management members of the VIEs. Power of Attorney is coupled with an interest and shall be irrevocable and continuously valid from the date of execution of the Powers of Attorney.

Spousal Consent letters. The spouse of each married equity investors of the VIEs has signed a spousal consent letter, which unconditionally and irrevocably agreed not to assert any rights over the equity interest in the VIEs held by and registered in the name of their spouse. In addition, in the event that the spouse obtains any equity interest in the VIEs for any reason, they agreed to be bound by the contractual arrangements.

Commitment letters. The respective equity investors of the VIEs entered into Commitment letters with the WFOEs respectively. The equity investors of the VIEs undertake that, when exercising their options, they will refund, without any conditions, any amount and fees to the WFOEs which exceed the share purchase price provided in the Exclusive Option Agreements.

Agreements that were entered to transfer economic benefits to the Company

Exclusive Business Cooperation Agreements. The WFOEs entered into Exclusive Business Cooperation Agreements with the VIEs and their equity investors. Under the agreements, VIEs agree to appoint the WFOEs as their exclusive services provider to provide the business support, technical and consulting services at a determined price. The WFOEs shall have exclusive and proprietary rights and interests in all rights, ownership, interests and intellectual properties arising out of or created during the performance of the agreement. The annual service fee should not be less than 99% of VIEs’ total net profit and could be decided and adjusted by the WFOEs. The service agreement shall remain effective for ten years. The WFOEs has the right to unilaterally extend the agreement and the VIEs shall accept the extended term unconditionally.

Equity Pledge Agreements. The equity investors of the VIEs entered into Equity Pledge Agreements with the WFOEs, under which the equity investors pledged all of the equity interest in the VIEs to the WFOEs to ensure that the WFOEs collect all payments due by the VIEs, including without limitation the consulting and service fees regularly from the VIEs under the Exclusive Business Cooperation Agreements. The WFOEs shall have the right to collect dividends generated by the equity interest during the term of pledge. If any event of default, the WFOEs, as the pledgee, will be entitled to take possession of the equity interest pledged and to dispose of the pledged equity interest. The Equity Pledge Agreements remain continuously valid until all payments due under the Exclusive Business Cooperation Agreements have been fulfilled by the VIEs.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share and per ADS data, or otherwise noted)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

Risks in relation to the VIE structure

The Company believes that the WFOEs’ contractual arrangements with the VIEs and their respective subsidiaries are in compliance with PRC laws and are legally enforceable. The equity investors of the VIEs are also major shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so.

The Company’s ability to control the VIEs also depends on the power of attorney. The WFOEs have to vote on all matters requiring shareholders’ approval in the VIEs. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

The shareholders are required to complete the registration of the equity pledge under the agreements with competent government authorities. In case any of the shareholders is in breach, the WFOEs will be entitled to certain right, including the right to dispose the pledged equity interest and to receive proceeds from the auction or sale of the pledge equity interests. The Company has completed the registration of the equity pledges relating to the VIEs with the local government authorities.

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC regulatory authorities could:

•                  revoke the Group’s business and operating licenses;

•                  require the Group to discontinue or restrict its operations;

•                  restrict the Group’s right to collect revenues;

•                  restrict or prohibit the Group to finance its business and operations in China;

•                  require the Group to restructure the operations;

•                  impose additional conditions or requirements with which the Group might not be able to comply, levy fines, confiscate the Group’s income or the income of its PRC subsidiary or affiliated PRC entities; or

•                  take other regulatory or enforcement actions against the Group that could be harmful to its business.

The imposition of any of these penalties could result in a material adverse effect on the Group’s ability to conduct the Group’s business. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIEs, VIEs’ subsidiaries, or the right to receive their economic benefits, the Group would no longer be able to consolidate the VIEs and VIEs’ subsidiaries. The Group does not believe that any penalties imposed or actions taken by the PRC government would result in the liquidation or dissolution of the Company, the WFOEs, the VIEs and their respective subsidiaries.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share and per ADS data, or otherwise noted)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

Risks in relation to the VIE structure (Continued)

The following financial statement amounts and balances of the VIEs were included in the accompanying consolidated financial statements after the elimination of intercompany transaction and balances within the Group:

	As of December 31,
	2018	2019
	US$	US$
Current assets	17,648,541	11,412,715
Non-current assets	9,581,582	5,838,056
Total assets	27,230,123	17,250,771
Current liabilities	6,939,074	10,365,633
Non-current liabilities	—	100,701
Total liabilities	6,939,074	10,466,334

	For the years ended December, 31
	2017	2018	2019
	US$	US$	US$
Total revenues	16,949,184	27,536,436	3,089,605
Net Loss	(7,927,494)	(4,948,406)	(24,539,413)

	For the years ended December, 31
	2017	2018	2019
	US$	US$	US$
Net cash (used in)/provided by operating activities	(8,510,634)	3,768,318	33,354,051
Net cash used in investing activities	(3,670,010)	(2,456,147)	(726,601)
Net cash provided by/(used in) financing activities	14,596,081	(1,509,434)	—

The VIEs contributed an aggregate of 100%, 82% and 6% of the consolidated revenues for the years ended December 31, 2017, 2018 and 2019, respectively. As of December 31, 2018 and 2019, the VIEs accounted for an aggregate of 24% and 2%, respectively, of the consolidated total assets, and 41% and 2%, respectively, of the consolidated total liabilities.

There are no consolidated VIEs’ assets that are collateralized for the VIEs’ obligations and can only be used to settle the VIEs’ obligations. There are no creditors (or beneficial interest holders) of the VIEs that have recourse to the general credit of the Company or any of its consolidated subsidiaries. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs.

Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of their statutory reserve and their share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 21 for disclosure of restricted net assets.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share and per ADS data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principle of consolidation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). As described in Note 1, the consolidated financial statements of the Group for the year ended December 31, 2017 represent Ningxia Rongke’s historical consolidated financial statements as if the corporate structure of the Company had been in existence since the beginning of the periods presented. The consolidated financial statements as of and for the years ended December 31, 2018 and 2019 represent the consolidated financial statements of the Group. The Company believes that the disclosures are adequate to make the information presented not misleading.

Consolidation of sponsored funds

The Company has a trust that develops and holds an exchange-trade fund (the “sponsored fund”) that is publicly traded. The fund is managed by a subsidiary of the Company. Decisions regarding the trustees of the trust and certain key activities of the sponsored fund within the trust, such as appointment of the sponsored fund’s investment adviser, resides at the trust level. As a result, shareholders of the sponsored fund lack the ability to control the key decision-making processes that most significantly affect the economic performance of the sponsored fund. Accordingly, the Company believes that the trust and the sponsored fund are variable interest entities(“VIEs”) and shall be evaluated for consolidation as VIEs.

The Company provides seed funding to new sponsored fund and may hold a significant interest in the shares of a sponsored fund during the seed investment stage when the sponsored fund’s investment track record is being established. To the extent that the Company’s interest in a sponsored fund is limited to: (i) fixed management fee and (ii) other interests that, in aggregate, would absorb an insignificant amount of variability in the fund, the Company’s management contract would not be considered a variable interest that provides the Company with the power to direct the activities of the fund and would therefore not be required to consolidate the fund. However, the Company has concluded that its fees earned from asset management arrangement with sponsored fund in which the Company holds a significant (at least 10 percent) ownership interest in the fund do represent variable interests that convey both power, in combination with the ownership interest, and significant economic exposure (both characteristics of a controlling financial interest) to the Company and therefore the Company would be the primary beneficiary that required to consolidate the fund.

Upon consolidation, management fee revenue earned on, as well as the Company’s investments in, the consolidated sponsored funds are eliminated. The Company retains the specialized accounting treatment of the sponsored fund in consolidation whereby the underlying investments are carried at fair value, reflected in financial instruments held, at fair value, in the Company’s consolidated balance sheets, with corresponding changes in fair value reflected in others, net in the Company’s consolidated statements of operations. The non-controlling interest represents third-party interests of the Company’s consolidated sponsored fund. This interest is redeemable at the option of the investors and therefore is recorded as mezzanine equity. Redeemable non-controlling interest is recorded at redemption value which approximates the fair value at each reporting period. When the Company no longer holds a controlling financial interest in the sponsored fund, the Company deconsolidates the sponsored fund and removes the related assets, liabilities and redeemable non-controlling interests from its balance sheet. Because consolidated sponsored funds carry their assets and liabilities at fair value, there is no incremental gain or loss recognized upon deconsolidation.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share and per ADS data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include allowance for doubtful accounts, the useful lives of long-lived assets, impairment of long-lived assets and goodwill, fair value measurement of long-term equity securities without readily determinable fair value, long-term available-for-sale investments, fair value measurement of ordinary shares and preferred shares, purchase price allocation for business acquisition, share-based compensation, the valuation allowance for deferred tax assets and income tax. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements.

Fair value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share and per ADS data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair value of financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, cash—segregated for regulatory purpose, term deposits, financial instruments held, at fair value, derivative assets or liabilities in relation to the Company’s derivative transactions, receivables from or payable to customers, receivables from or payables to brokers, dealers, clearing organizations, amount due from related parties, long-term equity securities without readily determinable fair value, and long-term available-for-sale investments. The Company carries its financial instruments held, at fair value, long-term available-for-sales investments at fair value. Financial instruments held, at fair value, based upon quoted market price, consist of stock investments related to the exchange trade funds (“ETFs”), US treasuries and corporate bonds. The carrying amounts of cash and cash equivalents, cash—segregated for regulatory purpose, term deposits, receivables from or payables to customers, receivables from or payables to brokers, dealers and clearing organizations, amount due from related parties approximate their fair values due to the short-term maturities of these instruments.

Derivative financial instruments

The Company may utilize derivative financial instruments to mitigate the risk of fair value change of its investments in certain consolidated sponsored funds seeded for business development purposes. These derivative financial instruments are not designated as hedging instruments for accounting purposes. The Company does not use derivative financial instruments for speculative purposes. The Company records the derivative financial instruments in financial instrument held, at fair value or accrued expenses and other current liabilities on its consolidated balance sheets and measures these instruments at fair value. The Company has entered into certain stock index future contracts. As of December 31, 2018 and 2019, the Company held 48 and 34 outstanding future contracts with a notional value of US$6,079,920 and US$5,951,530, respectively, and the remaining contract term for the contracts outstanding at December 31, 2018 and 2019 was 2.5 and 2.6 months, respectively. For the years ended December 31, 2018 and 2019, the Company recognized US$123,662 realized gain and US$1,766,679 realized loss from settled future contracts; US$507,810 unrealized investment gain and US$158,900 unrealized investment loss arise from fair value changes were recorded in others, net on the consolidated statements of operations, respectively.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits with financial institutions, term deposits with an original maturity of three months or less and highly liquid investments, which are unrestricted from withdrawal or use, or which have original maturities of three months or less when purchased.

Cash—segregated for regulatory purposes

Certain subsidiaries of the Company are obligated by rules mandated by their primary regulators to segregate or set aside amount of cash deposited by the customer and the Company. Such regulations are promulgated to protect customer assets and meet the capital adequacy and other regulatory requirement. A corresponding payable to customers is recorded upon receipt of the cash from the customer.

As of December 31, 2019, Marsco, the Company’s broker-dealer subsidiary located in the USA, had a cash of US$25,167,014 segregated for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share and per ADS data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Term deposits

Term deposits consist of bank deposits with an original maturity of greater than three months and less than one year.

Receivables from and payable to Customers

Receivables from customers include the margin loans extended to consolidated accounts customers by the Group. Securities owned by the customers, which are not recorded in the consolidated balance sheets, are held as collateral for amounts due on the loan receivables. Receivables from customers are recorded net of allowance for doubtful accounts. Revenues earned from the margin loan transactions are included in interest income. The amounts receivable from customers that are determined by management to be uncollectible when the fair value of the collaterals fall under the carrying value of the receivables are recorded as bad debt expense in the consolidated statements of operations. For the years ended December 31, 2017, 2018 and 2019, no allowance for doubtful accounts were recorded. Receivables from customers also include cash collateral advanced to consolidated account customers derived from security lending activities.

Payable to customers represent the closing cash balance to the customers, which include cash deposit and cash collateral received from consolidated account customers derived from security borrowing activities.

The Company receives or advances cash collateral, in an amount generally equal to or in excess of the fair value of the securities borrowed and loaned by customers. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as permitted contractually. Interest income and interest expense are recorded on an accrual basis.

Receivables from and Payables to brokers, dealers and clearing organizations

Receivables from brokers, dealers and clearing organizations include customers’ cash deposits, the Group’s revenue receivables, cash collateral advanced for consolidated account customers’ security borrowing activities, and net receivables arising from unsettled trades.

Payables to brokers, dealers and clearing organizations include cash collateral received for consolidated account customers’ security lending activities.

Securities borrowing transactions require the Company to deposit cash with the lender, and securities lending transactions result in the Company receiving collateral in the form of cash from the brokers, dealers and clearing organization. The cash collateral advanced to or received from the brokers are in an amount generally equal to or in excess of the market value of the securities that borrowed or loaned by the consolidated account customers. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as permitted contractually. Interest income and interest expense are recorded on an accrual basis.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share and per ADS data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property, equipment, and intangible assets, net

Property and equipment mainly consist of electronic equipment, office equipment, leasehold improvements and software. The property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Electronic equipment	3 years
Office equipment	5 years
Software	5 years
Leasehold improvement	Shorter of the lease terms or the estimated useful lives of the assets

Intangible assets mainly consists of the brokerage’s license in USA, New Zealand and Australia acquired by the Company, which are recognized as intangible assets with indefinite life, and it should not be amortized until its useful life is determined to be no longer indefinite. An intangible asset that is not subject to amortization is tested for impairment at least annually or if events or changes in circumstances indicate that the asset might be impaired.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

Goodwill is tested for impairment at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit.

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The estimation of fair value of each reporting unit using a discounted cash flow methodology also requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the Group’s business, estimation of the useful life over which cash flows will occur, and determination of the Group’s weighted average cost of capital. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for the reporting unit.

The Group first assesses relevant events and circumstances to determine whether it is necessary to perform the two-step goodwill impairment test. If, after assessing the totality of events or circumstances such as those described in the preceding paragraph, the Group determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then the first and second steps of the goodwill impairment test are unnecessary. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit is greater than zero and its fair value exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. The Group concluded that the estimated fair value of the reporting unit substantially exceeded the underlying carring value as of December 31, 2019. No impairment charge was recognized for the years ended December 31, 2017, 2018 and 2019.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share and per ADS data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Lease

The Group leases offices and other facilities in different cities in the PRC, New Zealand, USA and other countries. The Group determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on its consolidated balance sheets at the lease commencement. The Group measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Group estimates its incremental borrowing rate based on an analysis of publicly traded debt securities of companies with credit and financial profiles similar to its own. The Group measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing operating lease expense when the lessor makes the underlying asset available to the Group. The Group’s leases have remaining lease terms of up to ten years, some of which include options to extend the leases for an additional period which has to be agreed with the lessors based on mutual negotiation. After considering the factors that create an economic incentive, the Group did not include renewal option periods in the lease term for which it is not reasonably certain to exercise.

For short-term leases, the Group records operating lease expense in its consolidated statements of operations on a straight-line basis over the lease term and record variable lease payments as incurred.

Long-term investment

The Group’s long-term investments consist of equity securities without readily determinable fair values, and available-for-sale securities investments.

(a)                                Equity securities without readily determinable fair values

For investments in equity securities without readily determinable fair values, the Group elects to use the measurement alternative defined as cost, less impairment, adjusted by observable price change. The Group reviews its equity securities without readily determinable fair values investments for impairment at each reporting period by performing a qualitative assessment considering impairment indicators. The Group recorded nil, nil and US$755,524 impairment loss on its equity securities without readily determinable fair values during the years ended December 31, 2017, 2018 and 2019.

(b)                                Available-for-sale investments

For investments which are determined to be debt securities, the Group accounts for them as long-term available-for-sale investments when they are not classified as either trading or held-to-maturity investments.

Available-for-sale investment is carried at its fair value and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income or loss.

The Group reviews its investments for other than temporary impairment based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its investments. If the cost of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, the Group’s intent and ability to hold the investment, and the financial condition and near term prospects of the investees. The Group recorded nil impairment losses on its available-for-sale investments during the years ended December 31, 2017, 2018 and 2019, respectively.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share and per ADS data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition

Commissions

Commissions earned for the Group’s online brokerage business in customers’ fully disclosed accounts and consolidated accounts are accrued on a trade date basis and are reported as commissions in the consolidated statements of operations.

(a)                                 Fully disclosed accounts

According to the attributes of transactions under fully disclosed accounts, the Group provides the agreed services to its customers in facilitating the trades and recognizes the commission revenue collected from its partner, net of clearing cost and execution cost of the trades.

(b)                                 Consolidated accounts

According to the attributes of transactions under consolidated accounts, the Group provides brokerage service for its customers and therefore recognize the full amount of revenue for the commission fee charged to the customers.

Financing service fees

The Group earns financing service fees in connection with the margin financing and securities borrowing and lending transactions provided by brokers to fully disclosed account customers, which are recorded on an accrual basis and is included in financing service fees in the consolidated statements of operations.

Interest income and expense

The Group earns interest income and incurs interest expense primarily in connection with its margin financing and its securities borrowing and lending activities offered by the Group to consolidated account customers. The Group also earns interest income from bank deposits. Interest income and expense are recorded on an accrual basis and are included in the consolidated statements of operations.

Other revenues

Other revenues consist of the revenue arising from initial public offering (“IPO”) distribution service and other services. Revenue from the IPO distribution service is derived from IPO underwriting and new share subscription services in relation to IPOs in the USA and Hong Kong capital market. IPO distribution revenue are generally recognized when the services are completed. The Group also earns revenue from promotional and advertisement services and financial advisory service rendered to the customers, which are recorded over the period of service provided.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share and per ADS data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Research and development expenses

Research and development expenses primarily consist of salaries and employee benefits for research and development personnel, rental and depreciation expenses in the development of the Group’s proprietary trading platform, back-end technology and customer relationship management system. For the years ended December 31, 2017, 2018 and 2019, US$6,059,525 and US$11,282,241 and US$18,033,074 of research and development costs have been expensed as incurred as the costs qualifying for capitalization have been insignificant.

Occupancy, Depreciation and Amortization

Occupancy expenses consist primarily of lease payments on office and data center leases and related occupancy costs, such as utilities. Depreciation and amortization expenses result from the depreciation of fixed assets, such as electronic equipment, office equipment as well as leasehold improvements, and the amortization of intangible assets.

Share-based compensation

Share-based payment transactions with employees and managements, such as share options are measured based on the grant date fair value of the equity instrument. The Group has elected to recognize compensation expenses using the straight-line method for all employee equity awards granted with graded vesting provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the options that are vested at that date, over the requisite service period of the award, which is generally the vesting period of the award. Compensation expenses for awards with performance conditions is recognized when it is probable that the performance condition will be achieved. The Group elects to recognize forfeitures when they occur.

Income taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized.

The Group accounts for uncertain tax positions by reporting a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. Tax benefits are recognized from uncertain tax positions when the Group believes that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The Group recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share and per ADS data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Comprehensive loss

Comprehensive loss consists of two components, net loss and other comprehensive income or loss, net of tax. Other comprehensive income or loss refers to revenue, expenses, and gains and losses that are recorded as an element of shareholders’ equity but are excluded from net loss. The Group’s other comprehensive income or loss consists of foreign currency translation adjustments from its subsidiaries not using the US$ as their functional currency and the fair value change of long-term available-for-sale investments of the Group, if any. Comprehensive loss is reported in the consolidated statements of comprehensive loss.

Non-controlling interests

For the Company’s consolidated subsidiaries, non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. Non-controlling interests are classified as a separate line item in the equity section of the Group’s consolidated balance sheets and have been separately disclosed in the Group’s consolidated statements of operations to distinguish the interests from that of the Company.

Foreign currencies

The reporting currency of the Company is the US$. The Company and the Company’s subsidiaries with operations in the PRC, Hong Kong, New Zealand, Singapore, Australia, the United States and other jurisdictions generally use their respective local currencies as their functional currencies. The financial statements of the Company’s subsidiaries, other than the subsidiaries with functional currency in US$, are translated into US$ using the exchange rate as of the balance sheet date for assets and liabilities and the average daily exchange rate for each month for income and expense items. Translation gains and losses are recorded as a separate component of other comprehensive income or loss in the consolidated statements of change in deficit and consolidated statements of comprehensive loss.

In the financial statements of the Company’s subsidiaries, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the consolidated statements of operations during the year in which they occur.

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents denominated in RMB amounted to US$6,884,354, US$3,696,283 and US$9,473,171 as of December 31, 2017, 2018 and 2019, respectively.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share and per ADS data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Net loss per share

Basic loss per ordinary share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. The Group’s preferred shares were participating securities as they participated in undistributed earnings on an as-if-converted basis. Accordingly, the Group uses the two-class method whereby undistributed net income is allocated on a pro rata basis to the ordinary shares and preferred shares to the extent that each class may share in income for the period; whereas the undistributed net loss for the period is allocated to ordinary shares only because the redeemable and non-redeemable preferred shares are not contractually obligated to share the loss.

Diluted loss per ordinary share reflects the potential dilution that could occur if securities were exercised or converted into ordinary shares. The Group had redeemable and non-redeemable preferred shares, share options and restricted share units, which could potentially dilute basic loss per share. To calculate the number of shares for diluted loss per ordinary share, the effect of the preferred shares is computed using the as-if-converted method; the effect of the share options and restricted share units is computed using the treasury stock method.

Concentration of credit risk

The Group’s exposure to credit risk associated with its trading and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and exposure is monitored in light of changing counterparty and market conditions. As of December 31, 2018 and 2019, the Group did not have any material concentrations of credit risk outside the ordinary course of business.

Concentration of revenue

There is no customer accounting for 10% or more of total revenues for the years ended December 31, 2017, 2018 and 2019, respectively.

Concentration of supplier

The Group relies on third parties for the execution and clearing of trade requests made by customers. In instances where these parties fail to perform their obligations, the Company may be temporarily unable to find alternative suppliers to satisfactorily deliver services to its customers in a timely manner, if at all.

For the years ended December 31, 2017, 2018 and 2019, 99.5%, 96.8% and 78.4% of its total net revenues were executed and cleared by one supplier, Interactive Brokers.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share and per ADS data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Newly adopted accounting pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public companies, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In July 2018, ASU 2016-02 was updated with ASU No. 2018-11, Targeted Improvements to ASC 842, which provides entities with relief from the costs of implementing certain aspects of the new leasing standard. Specifically, under the amendments in ASU 2018-11, (1) entities may elect not to recast the comparative periods presented when transitioning to ASC 842 and (2) lessors may elect not to separate lease and non-lease components when certain conditions are met. Before ASU 2018-11 was issued, transition to the new lease standard required application of the new guidance at the beginning of the earliest comparative period presented in the financial statements.

The Group adopted Topic 842 on January 1, 2019 using the modified retrospective transition approach allowed under ASU 2018-11, without adjusting the comparative periods presented. The Group elected the practical expedients under ASU 2016-02 which includes the use of hindsight in determining the lease term and the practical expedient package to not reassess whether any expired or existing contracts are or contain leases, to not reassess the classification of any expired or existing leases, and to not reassess initial direct costs for any existing leases. Upon adoption of Topic 842, the Group recognized both a right-of-use assets and corresponding lease liabilities on the consolidated balance sheet. The adoption did not have a material impact on the Group’s consolidated statements of operations or consolidated statements of cash flows upon adoption as described in Note 17. The adoption of Topic 842 also did not result in a cumulative-effect adjustment to retained earnings.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share and per ADS data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent accounting pronouncements not yet adopted

In June 2016, the FASB issued ASU 2016-13, Financial instruments — credit losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. This ASU affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual rights to receive cash. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. All entities may adopt the amendments in this Update through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). In April 25, 2019, ASU 2016-13 was updated with ASU 2019-04, which clarifies certain aspects of accounting for credit losses, hedging activities, and financial instruments. ASU 2019-04 provides certain alternatives for the measurement of the allowance for credit losses (ACL) on accrued interest receivable (AIR). These measurement alternatives include (1) measuring an ACL on AIR separately, (2) electing to provide separate disclosure of the AIR component of amortized cost as a practical expedient, and (3) making accounting policy elections to simplify certain aspects of the presentation and measurement of such AIR. For entities that have not yet adopted ASU 2016-13, the effective dates and transition requirements for the amendments in ASU 2019-04 are the same as the effective dates and transition requirements in ASU 2016-13. An entity may early adopt ASU 2019-04 in any interim period after its issuance if the entity has adopted ASU 2016-13. The Group has evaluated the effect of the adoption of this ASU and does not expect there will be significant impact on its consolidated financial statements from the adoption of the new guidance.

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement to ASC Topic 820, Fair Value Measurement (Topic 820). ASU 2018-13 modifies the disclosure requirements for fair value measurements by removing, modifying, and/or adding certain disclosures. ASU 2018-13 is effective for interim and annual reporting periods in fiscal years beginning after December 15, 2019. An entity is permitted to early adopt by modifying existing disclosures and delay adoption of the additional disclosures until the effective date. The Group has evaluated the effect of the adoption of this ASU and does not expect there will be significant impact on its consolidated financial statements and related disclosures.

In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to the Related Party Guidance for Variable Interest Entities. ASU 2018-17 changes how entities evaluate decision-making fees under the variable interest entity guidance. To determine whether decision-making fees represent a variable interest, an entity considers indirect interests held through related parties under common control on a proportional basis, rather than in their entirety. This guidance will be adopted using a retrospective approach and is effective for the Company on January 1, 2020. The Group has evaluated the effect of the adoption of this ASU and does not expect there will be significant impact on its consolidated financial statements and related disclosures.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share and per ADS data, or otherwise noted)

3. REVENUE FROM CONTRACTS WITH CUSTOMERS

The Group has early adopted ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) in fiscal year ended December 31, 2017 using the full retrospective approach. The adoption had no impact on the Group’s opening accumulated deficit.

Revenue from contracts with customers is recognized when or as the Group satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when or as the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Group determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Group’s progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Group expects to receive in exchange for those promised services (i.e., the “transaction price”).

The Group’s revenues from contracts with customers are recognized when the performance obligations are satisfied at an amount that reflects the consideration expected to be received in exchange for such services. The majority of the Group’s performance obligations are satisfied at a point in time upon the successful execution and clearing of the customer’s trade order. Revenue is collected from the Group’s clearing partners in the brokerage business or from the customers directly by debiting their brokerage account with the Group.

Nature of Services

The Group’s services under contracts with customers are mainly related to its commission earned from its online brokerage business under the consolidated accounts (which customer information are not disclosed to the broker) and the fully disclosed accounts. The Group’s main sources of revenue from contracts with customers are as follows:

i)                                         Commissions are charged for each customer trade order executed and cleared by a third-party broker. For consolidated accounts, commission fees are deducted from the customer’s account at the time of trade order initiation and a pre-determined portion is directed to the broker. The Group recognizes revenue at the time of execution of the order (i.e., trade date) on a gross basis as the Group is determined to be the primary obligor in fulfilling the trade order initiated by the customer. For fully disclosed accounts, every time the broker executes and clears a trade, the broker collects the commissions, deducts its pre-determined portion and returns the rest of the commission fees to the Group. Accordingly, the commission fee is recorded on a net basis.

ii)                                      Finance servicing fees are related to margin loans and securities borrowing and lending activities provided by the brokers under the fully disclosed accounts. Revenue is recognized over the period that the margin loans and securities borrowing and lending activities are outstanding.

iii)                                   Interest income is generated from margin loans and securities borrowing and lending activities provided to consolidated account customers and interest income from bank deposits. Interest income is recognized on an accrual basis.

The Group provides IPO distribution services, including IPO underwriting and new share subscription services in relation to IPOs in the USA and Hong Kong capital market amounted at nil, US$475,055 and US$3,142,763 for the years ended December 31, 2017, 2018 and 2019. The Group also provides promotional and advertisement service and financial advisory service under the contracts with customers.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share and per ADS data, or otherwise noted)

4. BUSINESS ACQUISITIONS

Acquisition of Marsco

In July 2019, the Group acquired 100% of the equity interests in Marsco for a total consideration of US$9,348,290 in a combination of US$6,348,290 of cash and US$3,000,000 of Class A ordinary shares of the Company. Marsco is a licensed U.S self-clearing broker-dealer that focuses on empowering self-directed investors with the necessary tools to manage their portfolios. Marsco brings in rich broker dealer experience in execution and clearing.

The acquisition was recorded using the acquisition method of accounting. Accordingly, the acquired assets and liabilities were recorded at their fair value at the date of acquisition. The tangible and intangible assets valuation disclosed below was based on a valuation analysis prepared by the management with the assistance from an independent third-party appraiser. In order to value the intangible asset, a multi period excess earnings method (“MPEEM”), a method of discount cash flow, was used. The MPEEM requires significant judgment and estimates by the management on future earnings as well as the economic useful life, taking into account certain factors including the appropriate discount rate. Marsco’s financial statements constituted less than 1% of revenue and 4.1% of total assets of the Company for and as of the year ended December 31, 2019.

The purchase price was allocated at the date of acquisition as follows:

	US$	Amortization period
Cash and cash equivalents	339,611
Cash-segregated for regulatory purpose	22,094,198
Other current assets	5,098,900
Property, plant and equipment	5,581	3-5 years
Intangible assets
Operating License	6,900,000	Indefinite life
Goodwill	2,421,403
Other current liabilities	(26,062,403)
Deferred tax liabilities	(1,449,000)
	9,348,290

The goodwill is mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under U.S.GAAP, and comprise of (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of synergy effect from the acquisition. The acquired goodwill is not deductible for tax purposes.

The Group incurred total acquisition costs of $377,239. The acquisition costs were primarily related to legal, accounting and advisory services and were expensed as incurred for the year ended December 31, 2019 and are included in general and administrative expenses in the consolidated statements of operations.

The following information summarizes the results of operations attributable to the acquisition included in the Group’s consolidated statement of operations since the acquisition date:

For the year ended December 31, 2019
US$
Net revenues	416,143
Net income	15,723

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share and per ADS data, or otherwise noted)

4. BUSINESS ACQUISITIONS (Continued)

Acquisition of Marsco (Continued)

Pro forma information of acquisitions

The following unaudited pro forma information summarizes the results of operations of the Group for the years ended December 31, 2018 and 2019 assuming that the acquisition of Marsco occurred as of January 1, 2018. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisitions been completed at the beginning of the periods as indicated, nor is it indicative of future operating results:

	For the years ended December 31,
	2018	2019
	US$	US$
	Unaudited	Unaudited
Pro forma net revenue	34,652,211	55,150,145
Pro forma net loss	(44,107,663)	(5,799,848)

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	As of December 31,
	2018	2019
	US$	US$

IPO distribution and promotional and advertisement service receivables	—	2,080,411
Input VAT receivables	1,030,107	1,626,213
Interest receivables	158,306	1,526,625
Prepayment for share purchase in relation to acquisition (Note 18) and long-term investment	—	854,891
Prepaid professional service fees	1,161,320	405,094
Prepaid data and IT service expenses	—	391,214
Advances to employees	1,258,313	286,900
Prepaid marketing expenses	189,503	222,167
Rental and other deposits	421,059	215,182
Prepaid IPO related professional fees	1,391,231	—
Others	193,356	411,495
	5,803,195	8,020,192

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share and per ADS data, or otherwise noted)

6. PROPERTY, EQUIPMENT AND INTANGIBLE ASSETS, NET

Property, equipment and intangible assets, net, consisted of the following:

	As of December 31,
	2018	2019
	US$	US$
Electronic Equipment	1,638,673	1,530,269
Office Equipment	38,130	219,418
Leasehold improvement	655,975	543,262
Software	—	197,564
Less: accumulated depreciation	(997,991)	(1,028,796)
Property and equipment, net	1,334,787	1,461,717
Licenses	995,646	7,967,036
Trademark	—	117,424
Less: accumulated amortization	—	(10,636)
Intangible assets, net	995,646	8,073,824
Total	2,330,433	9,535,541

Depreciation and amortization expenses for the years ended December 31, 2017, 2018 and 2019 were US$342,450, US$473,730 andUS$752,167, respectively.

7. LONG-TERM INVESTMENTS

Equity securities without readily determinable fair value

The Group had the following equity securities without readily determinable fair value:

	As of December 31,
	2018	2019
	US$	US$
Tibet Gelonghui Information Technology Co., LTD (“Gelonghui”)(a)	1,454,440	1,436,413
UNext Group Limited (“UNext”)(b)	—	600,000
Total	1,454,440	2,036,413

(a)                                 In October 2017, the Group acquired 1.0% of the equity interests of Gelonghui for a purchase consideration of US$1,536,972 (RMB10,000,000). Gelonghui is principally engaged in information technology development, technical consultation and technical services. On January 1, 2018, the Group adopted ASU 2016-01 and ASU 2018-03 with no significant impacts noted. No fair value change was recorded for the years ended December 31, 2018 and 2019. The change of balance was foreign exchange difference.

(b)                                 In December 2019, the Group acquired 0.6% of the equity interests of UNext for a purchase consideration of US$600,000. UNext is principally engaged in financing service. No fair value change was recorded for the year ended December 31, 2019.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share and per ADS data, or otherwise noted)

7. LONG-TERM INVESTMENTS (Continued)

Available-for-sale investments

The Group had the following available-for-sale investments:

	As of December 31,
	2018	2019
	US$	US$
Beijing Yingxin Network Technology Co., LTD (“Yingxin”)(c)	762,955	753,496
Beijing Smart Zhenzhi Technology Co., LTD (“Zhenzhi”)(d)	169,296	167,197
Alphalion Technology Holding Limited (“Alphalion”)(e)	—	3,060,113
Total	932,251	3,980,806

(c)                                  In September 2017, the Group acquired 2.91% of the equity interests of Yingxin for a purchase consideration of US$461,092 (RMB3,000,000). Yingxin is principally engaged in IT services, including systems, data or maintenance. The investment was classified as available-for-sale security as the Group determined that the preferred shares were debt securities due to the redemption option available to the investor and measured the investment subsequently at fair value. The unrealized holding gains of nil, US$326,623 and nil were reported in other comprehensive income or loss for the years ended December 31, 2017, 2018 and 2019, respectively. The change of balance in 2019 was foreign exchange difference.

(d)                                 In July 2017, the Group acquired a 3.33% equity interest of Zhenzhi for a purchase consideration of US$153,697 (RMB1,000,000). Zhenzhi is principally engaged in IT services, including software maintenance, application service and data processing. The investment was classified as available-for-sale security as the Group determined that the preferred shares were debt securities due to the redemption option available to the investors and measured the investment subsequently at fair value. The unrealized holding gains of nil, US$23,853 and nil were reported in other comprehensive income or loss for the years ended December 31, 2017, 2018 and 2019, respectively. The change of balance in 2019 was foreign exchange difference.

(e)                                  In February 2019, the Group entered into a series of agreements to convert its short-term interest-free loans to Alphalion Technology Holding Limited and its affiliates amounted at US$3,060,113 into a 25% equity interest of Alphalion (Note 15). Alphalion is principally engaged in IT services, including software maintenance, application service and data processing. The investment was classified as available-for-sale security as the Group determined that the preferred shares were debt securities due to the redemption option available to investors and measured the investment subsequently at fair value. No fair value change was recorded for the year ended December 31, 2019.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share and per ADS data, or otherwise noted)

8. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2018	2019
	US$	US$
Accrued payroll and welfare	6,157,611	9,444,626
Tax payables	862,487	2,677,610
Accrued marketing expenses	1,331,988	2,416,759
Accrued professional expenses	543,335	1,185,326
Accrued data and IT service expenses	—	552,814
Advanced from customers	375,481	294,881
Rental payables	468,472	—
Others	683,733	309,941
	10,423,107	16,881,957

9. INCOME TAXES

PRC

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. In addition, the EIT Law and its implementing rules permit qualified “High and New Technologies Enterprise” (the “HNTE”) to enjoy a reduced 15% EIT rate. Beijing U-Tiger Business began to qualify as an HNTE under the EIT Law in 2017, subject to the tax rate of 15% with a valid period of three years starting from December 2017, respectively. The Group’s other subsidiaries are subject to income tax rate of 25%, according to EIT Law.

Cayman Islands

Under the current laws of the Cayman Islands, the Group is not subject to tax on its income or capital gains.

New Zealand

The Group’s subsidiaries, TBNZ, Tiger Holdings and Top Capital Custodians, are located in New Zealand and are subject to an income tax rate of 28% for taxable income earned in New Zealand.

Hong Kong

The Group’s subsidiaries, Up International, Tiger Technology, Tiger Brokers, Tiger Securities, Tung Chi and Tiger Assets, are located in Hong Kong and are subject to a profits tax rate of 8.25% on assessable profits on the first Hong Kong Dollars (“HK$”) 2,000,000 and 16.5% for any assessable profits in excess of HK$2,000,000 starting from the financial commencing on April 1, 2018.

USA

The Group’s subsidiaries, Marsco, Tiger LLC, US Tiger Securities, Tiger Fintech Holdings, Trading Front, Tradeup, Wealthn LLC and Trust, are located in the USA and are subject to income tax rate of up to 35% for taxable income earned in the USA. On December 22, 2017, the 2017 U.S. Tax Cuts and Jobs Act (the “Tax Act”) was signed into law. The Tax Act reduced tax rates and modified certain policies, credits, and deductions and has certain international tax consequences. The Tax Act reduced the federal corporate tax rate from a maximum of 35% to a flat 21% rate. The Tax Act’s corporate rate reduction became effective January 1, 2018.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share and per ADS data, or otherwise noted)

9. INCOME TAXES (Continued)

Singapore

The Group’s subsidiaries, Tiger SG and Tiger Brokers SG, are located in Singapore and are subject to an income tax rate of 17% for taxable income earned in Singapore.

Australia

The Group’s subsidiaries, TBAU and Fleming, are located in Australia and are subject to an income tax rate of 27.5% for taxable income earned in Australia.

India

The Group’s subsidiary, Amtiger is located in India and is subject to an income tax rate of 25% for taxable income earned in India.

The current and deferred portions of income taxes included in the consolidated statements of operations were as follows:

	For the years ended December 31,
	2017	2018	2019
	US$	US$	US$
Current tax expenses	—	1,706	2,859,774
Deferred tax benefits	(1,183,698)	(1,874,819)	(6,215,140)
Income tax benefits	(1,183,698)	(1,873,113)	(3,355,366)

The significant components of the Group’s deferred tax assets were as follows:

	As of December 31,
	2018	2019
	US$	US$
Deferred tax assets
Accrued expenses	16,965	46,004
Impairment loss from equity investments	—	134,304
Deductible advertising expenses	522,076	429,228
Net operating loss carryforwards	8,738,089	16,926,698
Trading losses	78,500	—
Less: valuation allowance	(2,931,196)	(4,888,240)
Less: changes in fair value of investment	(87,619)	(86,533)
Deferred tax assets, net	6,336,815	12,561,461

Deferred tax liabilities
Acquired intangible assets	—	1,449,000

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share and per ADS data, or otherwise noted)

9. INCOME TAXES (Continued)

Valuation allowance is provided against deferred tax assets when the Group determines that it is more-likely-than-not that the deferred tax assets will not be utilized in the future. The Group considers positive and negative evidence on each individual subsidiary basis to determine whether some portion or all of the deferred tax assets will be more-likely-than-not realized.

As of December 31, 2018 and 2019, the Group had net operating loss carryforwards of US$42,118,357 and US$70,615,285, respectively. As of December 31, 2019, the net operating loss carryforwards will begin to expire in 2021. Management assessed the positive and negative evidence in certain entities in the PRC, United States, New Zealand and Singapore, and estimated they will have sufficient future taxable income to utilize the existing deferred tax assets. Significant objective positive evidence included the significant growth in customer trading activities in the New Zealand entities where tax losses could be carried forward indefinitely, net operating loss in the United States can be carried forward for 20 years for losses recognized in 2017 or prior and carry forward indefinitely for net operating loss generated starting in 2018, up to 80% limit of taxable income, and the net operating loss can be carried forward with no time limit in Singapore per the local tax laws. Other factors management considered include the likelihood for continued qualification of a PRC entity as “HNTE” which provides tax loss carryforward of 10 years as opposed to the typical 5 years. On the basis of this evaluation, the Group have concluded that deferred tax asset recognized for certain entities in the PRC, United States, New Zealand and Singapore is more likely than not to be realized.

The recording and ultimate reversal of valuation allowances for the deferred tax asset requires significant judgment associated with past and projected performance. In assessing the realizability of deferred tax assets, management considered the taxable future earnings and the expected timing of the reversal of temporary differences. As of December 31, 2018 and 2019, valuation allowances of US$2,931,196 and US$4,888,240 respectively, were provided for net operating loss carryforwards totaled US$14,729,491 and US$23,654,338. To the extent that actual experience deviates from the assumptions, the projections would be affected and hence management’s assessment of realizability of deferred tax assets may change.

Reconciliation between the income tax benefit computed by applying the PRC tax rate to loss before income taxes and the actual income tax benefit were as follows:

	For the years ended December 31,
	2017	2018	2019
	US$	US$	US$
Net loss before provision for income taxes	(9,111,192)	(46,166,668)	(9,305,224)
PRC statutory tax rate	25%	25%	25%
Income tax at statutory tax rate	(2,277,798)	(11,541,667)	(2,326,306)
Effect of income tax rate difference in other jurisdictions	132,949	439,213	124,406
Effect of income tax exemptions and preferential tax rates	151,317	(1,679,031)	(5,153,269)
Effect of expenses not deductible for tax purposes	81,938	9,053,735	1,425,861
Changes in valuation allowance	727,896	1,854,637	2,573,942
Income tax benefit	(1,183,698)	(1,873,113)	(3,355,366)

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share and per ADS data, or otherwise noted)

10. ORDINARY SHARES

The Company’s Amended and Restated Memorandum of Association authorizes the Company to issue 4,662,388,278 Class A ordinary shares and 337,611,722 Class B ordinary shares with a par value of US$0.00001 per share. The shareholders of Class A ordinary shares and Class B ordinary shares have the same rights except for the voting and conversion rights. Each Class A ordinary share is entitled to one vote, and is not convertible into Class B ordinary share under any circumstance; and each Class B ordinary share is entitled to twenty votes, and will be automatically converted into one Class A ordinary share under certain circumstances.

Upon the Re-domiciliation described in Note 1, the Company had 33,170,968 Class A ordinary shares and 410,643,948 Class B ordinary shares issued and outstanding, respectively. In June 2018, the Company further issued 2,480,000 Class A ordinary shares and 107,863,347 Class B ordinary shares. In November 2018, 180,895,573 Class B ordinary shares were redesignated into Class A ordinary shares. As of December 31, 2018, the Company had 216,546,541 Class A ordinary shares and 337,611,722 Class B ordinary shares issued and outstanding, respectively.

In March 2019, the Company completed its initial public offering, and newly issued 237,375,000 Class A ordinary shares (represented by 15,825,000 ADSs), including 13,125,000 Class A ordinary shares issued through a private placement from an existing shareholder, IB Global Investment LLC, an affiliate of Interactive Brokers and 29,250,000 Class A ordinary shares issued from exercising the over-allotment option by the underwriters.

Upon the completion of the initial public offering, 1,210,906,902 outstanding Series Angel, A, B-1, B-2, B-3 and C preferred shares were converted into 1,210,906,902 Class A ordinary shares on a one-for-one basis, and 18,597,738 outstanding Series C-1 preferred shares were converted into 18,612,084 Class A ordinary shares, reflecting the anti-dilution adjustments to the conversion rate based on the initial public offering price of US$8.00 per ADS.

As of December 31, 2019, the Company had 1,777,218,449 Class A ordinary shares and 337,611,722 Class B ordinary shares issued and outstanding, respectively.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share and per ADS data, or otherwise noted)

11. PREFERRED SHARES

The Series Angel preferred shares are recorded as permanent equity in the consolidated balance sheet as such preferred shares do not have redemption right.

The Series A, B-1, B-2, B-3, C and C-1 preferred shares, which were redeemable by the Company upon occurrence of certain events, are recorded as mezzanine equity in the consolidated balance sheets.

The significant terms of the preferred shares issued by the Company are as follows:

Voting rights

The holders of preferred shares and ordinary shares shall vote together based on their shareholding ratio.

Dividends

No dividend, whether in cash, in property or in shares of the Company, shall be paid on any other shares, unless and until a preferential dividend in cash and/or share is, in advance, paid in full on each preferred share.

If the Board of Directors decides to pay dividends, the holders of Series A, B-1, B-2, B-3, C and C-1 preferred shares shall be entitled to receive, on a pro rata basis, out of any funds legally available therefor, non-cumulative dividends of 8% of the consideration that they paid for the equity interests.

Liquidation preference

In the event of liquidation, each holder of preferred shares, shall be entitled to receive, prior to the holders of ordinary shares, the relevant amount equal to 120% of issued price, plus all declared but unpaid dividends (“preference amount”) on each such preferred shares.

In the event of insufficient funds available to pay in full the preference amount in respect of each preferred shares, the entire assets and funds of the Company legally available for distribution to the holders of the preferred shares shall be distributed on a pro rata basis among the holders in proportion to issued price.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share and per ADS data, or otherwise noted)

11. PREFERRED SHARES (Continued)

Redemption

For Series A, B-1, B-2, B-3, C and C-1 preferred shares, upon the occurrence of any of the following events (the “Redemption Events”),

(i)                                     The Company fails to complete a Qualified IPO within sixty (60) months from February 21, 2017; (which under the former agreement, it was from the issuance date);

(ii)                                  Certain shareholders or the Company committed significant breach of its obligations, and no corrections were made within thirty (30) days after being notified by the preferred shareholders (upon the expiration of thirty (30) days which is earlier); or

(iii)                               The principal business of the Group companies suffered a material adverse effect or become unable to carry on as the principal business of Group companies, as the Group companies (i) violated applicable laws, regulations, departmental rules and mandatory provisions of normative documents existing currently and enacted later, (ii) were deemed as not compliant with regulatory requirements, or (iii) were under attention or warning by relevant government departments, each of which had the adverse effect unable to eliminate and results in the business unable to carry on even after an adjustment by the Group companies.

Each holder of the Series A, B-1, B-2, B-3, C and C-1 preferred shares may require that the Company redeem any or all of the outstanding Series A, B-1, B-2, B-3, C and C-1 preferred shares held by such holder with redemption price calculated on the agreed terms.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share and per ADS data, or otherwise noted)

11. PREFERRED SHARES (Continued)

Conversion

(i)                                     Optional Conversion

Each holder of the preferred shares shall be entitled to convert any or all of its preferred shares at any time, without the payment of any additional consideration, into such number of fully paid and non-assessable Class A ordinary shares per preferred share. The number of the Class A ordinary shares to which a holder shall be entitled upon conversion of each preferred share shall be the quotient of the original purchase price divided by the then-effective conversion price. The initial conversion price of the preferred shares shall be equal to the applicable original purchase price, and the initial conversion ratio for the preferred shares into the Class A ordinary shares shall be 1:1, subject to adjustments of (a) share splits and combinations; (b) ordinary share dividends and distributions; (c) reorganizations, mergers, consolidations, reclassifications, exchanges, substitutions; (d) anti-dilution.

(ii)                                  Automatic Conversion

Each preferred share shall automatically be converted into the appropriate number of fully-paid, non-assessable Class A ordinary shares at the then-effective conversion price upon the earlier of (a) immediately prior to the closing of a Qualified IPO, or (b) the written consent of the holders of a majority of the preferred shares.

As stated above, upon the completion of the initial public offering, 1,210,906,902 outstanding Series Angel, A, B-1, B-2, B-3 and C preferred shares were converted into 1,210,906,902 Class A ordinary shares on a one-for-one basis, and 18,597,738 outstanding Series C-1 preferred shares were converted into 18,612,084 Class A ordinary shares, reflecting the anti-dilution adjustments to the conversion rate based on the initial public offering price of US$8.00 per ADS.

12. FAIR VALUE MEASUREMENT

Measured at fair value on a recurring basis

The Company measures financial instruments held, at fair value and long-term available-for-sale investments on a recurring basis.

The fair value of the Company’s financial instruments held, at fair value are determined based on the quoted market price (Level 1).

The Group measured the fair value of its long-term available-for-sale investments using the income approach and considered those as Level 3 measurement because the Group used unobservable inputs to determine their fair values. Specifically, the Group estimates the fair value of these investments based on the discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long-term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital. Significant increases or decreases in any of those inputs in isolation would result in a significant change in fair value measurement.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share and per ADS data, or otherwise noted)

12. FAIR VALUE MEASUREMENT (Continued)

As of December 31, 2018 and 2019, information about inputs for the fair value measurements of the Group’s assets that were measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	As of December 31, 2018
	Quoted prices in active markets for identical instruments (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (level 3)	Total balance
	US$	US$	US$	US$
Financial instruments held, at fair value	6,435,241	—	—	6,435,241
Long-term available-for-sale investments	—	—	932,251	932,251
Total	6,435,241	—	932,251	7,367,492

	As of December 31, 2019
	Quoted prices in active markets for identical instruments (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (level 3)	Total balance
	US$	US$	US$	US$
Financial instruments held, at fair value
ETFs	9,096,579	—	—	9,096,579
US T-bill	5,527,192	—	—	5,527,192
Corporate bonds	257,469	—	—	257,469
Accrued expenses and other current liabilities	158,900	—	—	158,900
Long-term available-for-sale investments	—	—	3,980,806	3,980,806
Total	15,040,140	—	3,980,806	19,020,946

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share and per ADS data, or otherwise noted)

12. FAIR VALUE MEASUREMENT (Continued)

Measured at fair value on a non-recurring basis

The Group measures the equity securities without readily determinable fair value at fair value on a nonrecurring basis whenever there is an impairment indicator or any changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The Group recognized nil, nil and US$755,524 impairment loss related to the long-term equity securities without readily determinable fair value for the years ended December 31, 2017, 2018 and 2019, respectively.

The Group measured the value of its share options and restricted share units granted to employees and management at fair value to determine the share-based compensation expenses on each of the grant date. The fair value was determined using models with significant unobservable inputs (Level 3 inputs).

The Group measures goodwill at fair value on a nonrecurring basis and will perform goodwill impairment test annually or more often if event occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carry amount. The Group measured acquired intangible assets using the income approach-discounted cash flow method when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The Group did not recognize any impairment loss related to other intangible assets arising from acquisitions during the year ended December 31, 2019. The fair value of goodwill is determined using discounted cash flows, and an impairment loss will be recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The Group did not recognize any impairment loss related to goodwill during the year ended December 31, 2019.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share and per ADS data, or otherwise noted)

13. SHARE-BASED COMPENSATION

The Group implemented a share incentive plan in June 2014 (the “2014 Plan”) which allows the Group to grant options and restricted share units to employees, directors and consultants of the Group. Under the 2014 Plan, the maximum aggregate number of shares that may be issued shall not exceed 187,697,314 ordinary shares.

In relation with the Re-domiciliation, the Company adopted the 2018 share incentive plan, which was approved by the board of directors of the Company to replace the previous 2014 share incentive plan created in June 2014 of the Group. The terms of the 2018 share incentive plan are substantially the same as those under the 2014 share incentive plan, except that the number of options and restricted share units and exercise price were adjusted on a diluted basis in accordance to the number of shares of the Company upon the Re-domiciliation. The awards granted and outstanding under the 2014 share incentive plan survived and remained effective and binding under the 2018 share incentive plan. In December 2018, the Board of Directors of the Company approved to expand the aggregate number of shares that may be issued to not exceed 254,697,314 ordinary shares.

In March 2019, the Group implemented the 2019 Performance Incentive Plan (the “2019 Plan”), which was approved by the board of directors of the Company to grant a maximum number of 52,000,000 ordinary shares under the 2019 Plan.

Share options

The Company has granted service-based share options, which will vest and become exercisable in three instalments, with 50% of the total number of ordinary shares subject to such option becoming vested and exercisable on the second anniversary of the vesting commencement date, and 25% becoming vested and exercisable on each of the third and fourth anniversary of the vesting commencement date. The grant date of the share options is the vesting commencement date. The Company also has granted performance-based share options with performance conditions included semi-annual performance results and operating and financial results of the Company. The performance-based share options will commence to vest once the performance conditions are been satisfied. Upon termination of employment, all the options that have not been vested will be forfeited. The terms of the options shall not exceed ten years from the date of grant. In addition, the company has the right to purchase:

1.                                      upon termination for death, disability or retirement, the employees’ vested and/or exercised options at a price of 50% of the fair market value as of the latest practicable date prior to the termination, within 6 months from the employees’ termination;

2.                                      upon dismissal for cause, all the employees’ vested and/or exercised option at a purchase price equals to the exercise price the employees paid to the Company;

3.                                      upon other terminations of employment, the employees’ vested and/or exercised option at a price of 30% of the fair market value as of the latest practicable date prior to the termination, within 6 months from the employees’ termination.

As the terms permit the Company to purchase these share options at an amount that is equal to or less than the fair value, the Company evaluates the classification for each awards upon the occurrence of each employment termination. The termination of employees have been insignificant for all periods presented. As of December 31, 2018 and 2019, the share option award is classified as equity.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share and per ADS data, or otherwise noted)

13. SHARE-BASED COMPENSATION (Continued)

Share options (Continued)

The Group calculated the estimated fair value of the options on the respective grant dates using the binomial-lattice option valuation model with the following assumptions for each applicable period which took into account variables such as volatility, dividend yield, and risk-free interest rate, the probability that the option will be exercised prior to the end of its contractual life, and the probability of termination or retirement of the option holder in computing the value of the option.

The fair value of the options granted was estimated on the date of grant that prepared by the management with the assistance of an independent third-party appraiser, and was determined using a binomial model with the following assumptions:

	Fair value per ordinary share at grant date(1)	Exercise price(2)	Expected volatility(3)	Contractual life(4)	Risk-free interest rate(5)	Expected dividend(6)
	US$	US$
Granted in 2014	0.008	0.00001	40%	10 years	3.0-3.1%	0.0
Granted in 2015	0.008-0.016	0.00001	39%	10 years	2.5-3.1%	0.0
Granted in 2016	0.019-0.030	0.00001	39%	10 years	2.3-3%	0.0
Granted in 2017	0.034-0.059	0.00001-0.040	39%	10 years	3.0-3.2%	0.0
Granted in 2018	0.147-0.405	0.0001-0.200	35-38%	10 years	3.1-3.8%	0.0
Granted in 2019	0.274-0.484	0.00001-0.274	37-39%	10 years	3.0-3.4%	0.0

(1)                                 Fair value of underlying ordinary shares. Prior to the completion of initial public offering, the estimated fair value of the ordinary shares underlying the options as of the respective grant dates was determined based on a valuation with the assistance of a third party appraiser. The fair value of the underlying ordinary shares is determined based on the closing market price of the share after the completion of initial public offering in March 2019.

(2)                                 Exercise price. The exercise price of the options was determined by the Company’s Board of Directors.

(3)                                 Volatility. The volatility of the underlying ordinary shares was estimated based on the historical share price movement of the comparable companies for the period of time close to the expected time to exercise.

(4)                                 Contractual life. The contractual life of the share options was the period between the grant date and the expiry date.

(5)                                 Risk free rate. Risk free rate is estimated based on market yield of U.S. Sovereign Curve with maturity close to the share options as of the valuation date, plus country spread.

(6)                                 Expected dividend. The Company does not expect to declare any dividends in the foreseeable future.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share and per ADS data, or otherwise noted)

13. SHARE-BASED COMPENSATION (Continued)

Share options (Continued)

A summary of the Company’s share option activities for the year ended December 31, 2019 is presented below:

Service-based share options:

	Number of share options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
		US$	Years	US$
Outstanding as of January 1, 2019	136,028,000	0.01666	7.27	74,861,376
Granted	14,159,744	0.25409
Exercised	(82,857,500)	0.00001
Forfeited	(8,455,000)	0.05521
Outstanding as of December 31, 2019	58,875,244	0.05868	8.11	10,478,715

The aggregate intrinsic value is calculated as the difference between the exercise price of the awards and the fair value of the underlying ordinary shares at each reporting date, for those awards that had exercise price below the estimated fair value of the relevant ordinary shares.

The Group recognized share-based compensation expenses for service-based share options at US$345,203, US$1,522,271 and US$2,231,270 for the years ended December 31, 2017, 2018 and 2019, respectively. As of December 31, 2019, total unrecognized share-based compensation expenses relating to these share options was US$6,015,195. The expense is expected to be recognized over a weighted-average period of 2.7 years.

Performance-based share options:

	Number of share options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
		US$	Years	US$
Outstanding as of January 1, 2019	—	—	—	—
Granted	47,108,000	0.00524
Forfeited	(10,050,000)	0.00137
Outstanding as of December 31, 2019	37,058,000	0.00629	9.01	8,537,131

The Group recognized share-based compensation expenses for performance-based share options when it is probable that the performance condition will be achieved. For the years ended December 31, 2017, 2018 and 2019, nil, nil and US$7,866 of share-based compensation expenses were recorded, respectively. As of December 31, 2019, total unrecognized share-based compensation expenses relating to these share options was US$17,627,760. The expense is expected to be recognized over a weighted-average period of 4.0 years.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share and per ADS data, or otherwise noted)

13. SHARE-BASED COMPENSATION (Continued)

RSUs

During the years ended December 31, 2017, 2018 and 2019, the Company granted nil, 10,200,000 and 20,019,012 service-based RSUs and performance-based RSUs to certain management and employees, respectively. The RSUs are not transferable and may not be sold or pledged and the holder has no voting or dividend right on the non vested shares. In the event a non vested shareholder’s employment for the Group is terminated for any reason prior to the fourth anniversary of the grant date, the holder’s right to the non vested shares will terminate effectively. The outstanding RSUs shall be automatically terminate and be cancelled without payment of any consideration. In addition, the RSUs has substantially the same terms as the options described above. The fair value of such RSUs is measured at the fair value of the Company’s ordinary shares on the grant date.

A summary of the Company’s RSU activities for the year ended December 31, 2019 is presented below:

	Number of Units	Weighted-Average Grant-Date Fair Value
		US$
Unvested as of January 1, 2019	10,800,000	0.33
Granted	18,319,012	0.35
Exercised	(2,162,032)	0.47
Forfeited	—
Unvested as of December 31, 2019	26,956,980	0.36

Service-based RSUs:

The Group recognized share-based compensation expenses for service-based RSUs at US$4,497, US$324,565 and US$1,685,646 for the years ended December 31, 2017, 2018 and 2019, respectively. As of December 31, 2019, total unrecognized share-based compensation expenses relating to these RSUs was US$7,803,087. The expense is expected to be recognized over a weighted average period of 3.3 years.

	Number of Units	Weighted-Average Grant-Date Fair Value
		US$
Unvested as of January 1, 2019	—	—
Granted	1,700,000	0.40
Exercised	(250,000)	0.48
Forfeited	—
Unvested as of December 31, 2019	1,450,000	0.38

Performance-based RSUs:

The Group recognizes share-based compensation expenses for performance-based RSUs when it is probable that the performance condition will be achieved. For the years ended December 31, 2017, 2018 and 2019, nil, nil and US$137,818 of share-based compensation expenses were recorded, respectively. As of December 31, 2019, total unrecognized share-based compensation expenses relating to these RSUs was US$511,464. The expense is expected to be recognized over a weighted-average period of 3.7 years.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share and per ADS data, or otherwise noted)

14. NET LOSS PER SHARE

For the purpose of calculating net loss per share as a result of the Re-domiciliation as described in Note 1, the number of shares used in the calculation reflects the outstanding shares of the Company as if the Re-domiciliation took place at the earliest period presented.

The following table sets forth the computation of basic and diluted net loss per share for the following years:

	For the years ended December 31,
	2017	2018	2019
	US$	US$	US$
Numerator:
Net loss attributable to UP Fintech Holding Limited	(7,510,049)	(43,207,732)	(6,589,431)
Net loss attributable to ordinary shareholders of UP Fintech Holding Limited	(7,510,049)	(43,207,732)	(6,589,431)
Denominator:
Weighted average shares used in calculating net loss per ordinary shares
Basic and diluted	443,814,916	506,393,198	1,751,784,176

Net loss per ordinary shares
Basic and diluted	(0.02)	(0.09)	(0.00)

The following table summarizes potential ordinary shares outstanding excluded from the computation of diluted net loss per ordinary share for the years ended December 31, 2017, 2018 and 2019, because their effect is anti-dilutive:

	For the years ended December 31,
	2017	2018	2019
Share issuable upon exercise of share options	103,175,000	136,028,000	95,933,244
Share issuable upon exercise of RSUs	600,000	10,800,000	28,406,980
Share issuable upon conversion of Series Angel preferred shares	419,736,104	419,736,104	—
Share issuable upon conversion of Series A preferred shares	279,389,307	279,389,307	—
Share issuable upon conversion of Series B-1 preferred shares	188,378,334	188,378,334	—
Share issuable upon conversion of Series B-2 preferred shares	76,812,654	76,812,654	—
Share issuable upon conversion of Series B-3 preferred shares	—	147,755,566	—
Share issuable upon conversion of Series C preferred shares	—	98,834,937	—
Share issuable upon conversion of Series C-1 preferred shares	—	18,597,738	—

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share and per ADS data, or otherwise noted)

15. RELATED PARTY BALANCES AND TRANSACTIONS

Amount due from related parties:

		As of December 31,
Name	Relationship with the Company	2018	2019
		US$	US$
Interactive Brokers LLC (1)	Under common control with a shareholder	9,619,438	185,047,211
Xiaomi Corporation and its affiliates(2)	Shareholder of the Company	919,964	397,590
Alphalion Technology Holding Limited and its affiliates (“Alphalion Group”)(3)	Long-term available-for-sale investee	3,320,113	886,844
Guangzhou 88 Technology Limited (“Guangzhou 88”)(4)	Entity controlled by management of the Company’s subsidiary	786,586	—
Fast Connection Limited(5)	Entity controlled by a shareholder of the Company	2,200,000	2,200,000
Officer of the Company(6)	Management of the Company	1,291,695	—

(1)                                 The amount represents the Group’s customer deposit, revenue receivables, cash collaterals for securities borrowing transactions from the Company’s trade execution partner and principle shareholder, Interactive Brokers.

(2)                                 The amount represents the Group’s prepaid marketing expense to Xiaomi Corporation and its affiliates.

(3)                                 The amounts represent short-term, interest-free loans provided to the respective parties to facilitate their daily operational cash flow needs as of December 31, 2018 and 2019. In February of 2019, the Group entered into a series of agreements whereby US$3,060,113 of the loans provided to Alphalion Group were converted into a long-term available-for-sale investment (Note 7) and the remaining US$260,000 was repaid. The balance as of December 31, 2019 represents the new short-term, interest-free loans provided to its affiliate.

(4)                                 The amounts represent short-term loans provided to the Guangzhou 88 to facilitate their daily operational cash flow needs, which was subsequently converted into equity securities of Guangzhou 88 and fully impaired during the year of 2019.

(5)                                 The amount represents the Group’s prepaid consulting fee to Fast Connection Limited as of December 31, 2018 and 2019.

(6)                                 The amount represents personal interest-free loan to the Company’s officers, including Mr. Tianhua Wu and others, which were fully repaid in February of 2019.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share and per ADS data, or otherwise noted)

15. RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

Amount due to related parties:

		As of December 31,
Name	Relationship with the Company	2018	2019
		US$	US$
Interactive Brokers LLC(7)	Under common control with a shareholder	—	53,774,882
		—	53,774,882

(7)                                 The amount represents the Group’s cash collaterals received for securities lending transactions from the Company’s trade execution partner and principle shareholder, Interactive Brokers.

Transactions with related parties:

		For the years ended December 31,
Name	Relationship with the Company	2017	2018	2019
		US$	US$	US$
Xiaomi Corporation and its affiliates(8)	Shareholder of the Company	497,635	1,297,395	517,134

(8)                                 The amounts represent the purchase of marketing services from Xiaomi Corporation and its affiliates for the years ended December 31, 2017, 2018 and 2019, respectively.

		For the years ended December 31,
Name	Relationship with the Company	2017	2018	2019
		US$	US$	US$
Interactive Brokers LLC(9)	Under common control with a shareholder	—	19,664,763	38,089,982

(9)                                 The amounts represent the commissions, financing service fees, interested income and other revenues earned from Interactive Brokers for periods from June of 2018, when Interactive Brokers became the Company’s shareholder, to December 31, 2018 and for the year ended December 31, 2019, respectively.

		For the years ended December 31,
Name	Relationship with the Company	2017	2018	2019
		US$	US$	US$
Interactive Brokers LLC(10)	Under common control with a shareholder	—	210,535	2,102,385

(10)                          The amounts represent the execution and clearing fees paid to Interactive Brokers for periods from June of 2018, when Interactive Brokers became the Company’s shareholder, to December 31, 2018 and for the year ended December 31, 2019, respectively.

		For the years ended December 31,
Name	Relationship with the Company	2017	2018	2019
		US$	US$	US$
Alphalion Group (11)	Long-term available-for-sale investee	—	—	617,500

(11)                          The amounts represent the sale of a Group subsidiary to Alphalion Group for a gain of US$617,500 in 2019 with a consideration for the sale of US$106,105.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share and per ADS data, or otherwise noted)

15. RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

Transactions with related parties: (Continued)

		For the years ended December 31,
Name	Relationship with the Company	2017	2018	2019
		US$	US$	US$
Guangzhou 88 (12)	Entity controlled by management of the Company’s subsidiary	—	—	755,524

(12)                          The amount represents the Company’s impairment loss on equity investment in Guangzhou 88. The Company has converted its short-term, interest-free loans provided to Guangzhou 88 into equity interests and measured at long-term equity securities without readily determinable fair value. Guangzhou 88 was a software development company that principally engaged in providing investor events information. In 2019, the equity investment was fully impaired due to the operating difficulties of Guangzhou 88 which subsequently dissolved in February 2020.

16. COLLATERALIZED TRANSACTIONS

The Group accepted collateral in connection with client margin loans and security borrowing and lending transactions for consolidated account customers. The Group monitors required margin and collateral level on a daily basis in compliance with regulatory and internal guidelines and controls its risk exposure through financial, credit, legal reporting system. Under applicable agreements, customers are required to deposit additional collateral or reduce holding positions, when necessary to avoid forced liquidation of their positions.

Margin loans are extended to customers on demand and are not committed facilities. Underlying collateral for margin loans is evaluated with respect to the liquidity of the collateral positions, valuation of securities, volatility analysis and an evaluation of industry concentrations. The Group’s collateral policies minimize the Group’s credit exposure to margin loans in the event of a customer’s default.

The following table summarizes the amounts related to collateralized transactions as of December 31, 2018 and 2019:

	As of December 31,
	2018	2019
	US$	US$
Total client margin asset	2,036,488	332,460,879
Fulfillment of client margin financings	—	42,704,203
Fulfillment of client short sales	—	10,815,155
Securities lending to other brokers	—	55,098,508
Total collateral repledged	—	108,617,866

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share and per ADS data, or otherwise noted)

17. Lease

Operating leases

The Group’s leases consist of operating leases for corporate offices, data centers, and other facilities. The Group determines if an arrangement is a lease at inception. Some lease agreements contain lease and non-lease components, which the Group choose to account for as separate components. The allocation of the consideration between the lease and the non-lease components is based on the relative stand-alone prices of lease components included in the lease contracts. As of December 31, 2019, the Group had no long-term leases that were classified as a financing lease. As of December 31, 2019, the operating leases that have not yet commenced is immaterial. The arrangements of remaining lease terms are one year to ten years. Total operating lease expenses for the year ended December 31, 2019 was US$2,692,632, and was recorded in occupancy, depreciation and amortization on the consolidated statements of operations, including short-term lease expenses of US$378,830.

A summary of supplemental information related to operating leases as of December 31, 2019 is as follows:

For the year ended December 31, 2019
US$
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used in operating leases	2,389,515
Non-cash right-of-use assets in exchange for new lease obligations:
Operating leases	5,050,642
Weighted average remaining lease term:
Operating leases	4 years
Weighted average discount rate:
Operating leases	6.0%

The following is a maturity analysis of the annual undiscounted cash flows for the years ended December 31:

As of December 31, 2019
US$
Years ending December 31:
2020	2,672,568
2021	1,380,725
2022	867,840
2023	578,422
2024	488,389
2025 and after	561,804
Total undiscounted operating lease payments	6,549,748
Less: imputed interest	708,090
Present value of operating lease liabilities	5,841,658

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share and per ADS data, or otherwise noted)

17. LEASE (CONTINUED)

Operating lease (Continued)

Future minimum payments under non-cancelable operating leases in accordance with ASC Topic 840 consisted of the following at December 31, 2018:

Years ending December 31:	As of December 31, 2018
US$
2019	1,799,942
2020	1,155,540
2021 and after	91,249
Total	3,046,731

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The terms of the leases do not contain contingent rents.

18. COMMITMENTS AND CONTINGENCY

Capital commitments

In April 2019, the Company entered into a sale and purchase agreement to acquire 100% equity interest of a company located in Hong Kong in a total consideration of US$1,540,555 (HK$12,000,000). The closing of the acquisition is subject to the approval of changes of control from local regulatory authorities. As of December 31, 2019, the acquisition is not closed and the capital commitment contracted but not paid was US$1,078,389 (HK$8,400,000).

19. REGULATORY REQUIREMENT

The Company’s broker-dealer subsidiaries, TBNZ, Marsco, US Tiger Securities and Tiger Brokers SG are subject to capital requirements determined by its respective regulators.

TBNZ, the Company’s New Zealand subsidiary, is subject to New Zealand’s Exchange (“NZX”) capital adequacy requirements under the Section 19, NZX Participant Rules, by which TBNZ’s current financial health is measured by assessing its liquidity against the risks it is exposed to.  At all times TBNZ must maintain its net capital (described as “net tangible current assets” or “NTCA” under NZX’s rule), at a level equal to, or greater than the net capital requirement (described as “prescribed minimum capital adequacy” or “PMCA”).

In December 2019, TBNZ received an inspection report from FMA (“Financial Mraket-Authority of New Zealand”) for failing to have several adequate anti money laundering protections in place. The warnings do not suggest that the businesses have allowed or enabled illegal activity to take place. TBNZ has submitted the remediation plan on April 17, 2020 which outlined and described the measures and time line to amend the issue to become complaint.

Marsco and US Tiger Securities, the Company’s USA subsidiaries, are subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Exchange Act in the USA, which requires the maintenance of minimum net capital.

Tiger Brokers SG, the Company’s Singapore subsidiary, is subject to the Securities and Futures Regulations 2013 (Rg 2013) under the Chapter 289 of Securities and Futures Act in Singapore, which requires the maintenance of minimum net capital.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share and per ADS data, or otherwise noted)

19. REGULATORY REQUIREMENT (Continued)

As of December 31, 2018 and 2019, all of the Company’s broker-dealer subsidiaries met applicable minimum net capital requirements. The tables below summaries the net capital, the capital requirement and the excess net capital for the Company’s broker-dealer subsidiaries as of December 31, 2018 and 2019:

December 31, 2018	Net Capital	Requirement	Excess Net Capital
	US$	US$	US$
TBNZ	4,940,125	1,292,056	3,648,069
US Tiger Securities	1,058,863	5,000	1,053,863
Total	5,998,988	1,297,056	4,701,932

December 31, 2019	Net Capital	Requirement	Excess Net Capital
	US$	US$	US$
TBNZ	26,633,575	17,279,461	9,354,114
Marsco (1)	15,224,882	250,000	14,974,882
US Tiger Securities	4,227,994	100,000	4,127,994
Tiger Brokers SG (2)	1,615,957	823,313	792,644
Total	47,702,408	18,452,774	29,249,634

(1)  Marsco was acquired by the Company in July of 2019.

(2)  Tiger Brokers SG started to operate its business in December of 2019.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share and per ADS data, or otherwise noted)

20. EMPLOYEE BENEFIT PLAN

Full time PRC employees of the Group are eligible to participate in a government-mandated multi-employer defined contribution plan under which certain pension benefits, medical care, unemployment insurance and employee housing fund are provided to these employees. The PRC labor regulations require the Group to accrue for these benefits based on a percentage of each employee’s salary income. Total provisions for employee benefits were US$2,654,545, US$4,332,246 and US$5,618,209 for the years ended December 31, 2017, 2018 and 2019, respectively, reported as a component of salary and compensation expenses when incurred.

21. STATUTORY RESERVES AND RESTRICTED NET ASSETS

In accordance with the PRC laws and regulations, the Group’s subsidiaries located in the PRC, are required to provide for certain statutory reserves. These statutory reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund or discretionary reserve fund, and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires a minimum annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in China at each year-end); the other fund appropriations are at the subsidiaries’ or the affiliated PRC entities’ discretion. These statutory reserve funds can only be used for specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends except in the event of liquidation of Group’s subsidiaries, affiliated PRC entities and their respective subsidiaries. The Group’s subsidiaries are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital. As of December 31, 2018, none of the Group’s PRC subsidiaries has a general reserve that reached 50% of their registered capital threshold. The Group did not made appropriation to these statutory reserve funds due to the loss position of the Group’s PRC subsidiaries for the years ended December 31, 2017 and 2018.

For the year ended December 31, 2019, Beijing U-Tiger Business made appropriation to these statutory reserve funds of US$724,008 due to the profit position, which also reached the maximum required amount of 50% of its registered capital.

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the Board of Directors of each of the Group’s subsidiaries.

As a result of these PRC laws and regulations and the requirement that distributions by the PRC entities can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserves of the Group’s PRC subsidiaries.

The aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries in the Group not available for distribution were US$15,870,509, US$26,348,780 and US$40,221,504 as of December 31, 2017, 2018 and 2019, respectively.

22. SEGMENT INFORMATION

Segments are business units that offer different services and are reviewed separately by the chief operating decision maker (the “CODM”), or the decision-making group, in deciding how to allocate resources and in assessing performance. The CODM, who is responsible for allocating resources and assessing performance of the operating segment, has been identified as the Group’s Chief Executive Officer. The Group operates as a single operating segment. The single operating segment is reported in a manner consistent with the internal reporting provided to the CODM.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share and per ADS data, or otherwise noted)

23. SUBSEQUENT EVENT

The Group has evaluated subsequent events through April 29th, 2020, which is the date when the audited consolidated financial statements were issued.

On March 25, 2020, the Board of Directors of the Company approved a share repurchase program, which the Company may purchase a maximum of US$20.0 million outstanding ADSs over the next twelve months.