Form 20-F
period 2020-12-31
UP Fintech Holding Ltd
filed 2021-04-28
CIK 1756699

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

1,985,892,425 Class A ordinary shares were outstanding as of December 31, 2020
337,611,722 Class B ordinary shares were outstanding as of December 31, 2020

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

⌧ Yes ◻ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

◻ Yes ⌧ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

⌧ Yes ◻ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

⌧ Yes ◻ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	◻	Accelerated filer	☒
Non-accelerated filer	◻	Emerging growth company	☒

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ⌧	International Financial Reporting Standards as issued by the International Accounting Standards Board ◻	Other ◻

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

◻ Item 17 or ◻ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

UP Fintech Holding Limited, together with its consolidated subsidiaries (collectively, the “Company” or the “Group”), is a leading integrated financial technology platform providing cross-market, multi-product investment experience for investors around the world. In this annual report on Form 20-F, unless otherwise specified or the context otherwise indicates, all references to “UP Fintech Holding Limited” and the “Company” refer to the business and operations of the Company and its consolidated subsidiaries.

This annual report on Form 20-F includes the consolidated financial statements of the Company for the years ended December 31, 2018, 2019 and 2020 (the “Consolidated Financial Statements”) prepared in accordance with United States Generally Accepted Accounting Principles (“US GAAP”) as issued by the Financial Accounting Standards Board.

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

CONVENTIONS WHICH APPLY TO THIS REPORT

Except where the context otherwise requires and for the purposes of this Annual Report on Form 20-F only, the following is a glossary of certain terms used throughout this report:

●	“China” or the “PRC” means the People’s Republic of China, excluding, for the purposes of this report only, Hong Kong, Macau and Taiwan.
●	“Chinese investors” refer to the Chinese speaking population around the globe.
●	“conversion rate” means the ratio of (i) the number of trading customers to (ii) the number of customer accounts.
●	“customer(s)” or “customer account(s)” means the registered users who have passed the Know-Your- Client (“KYC”) procedures and opened a trading account on our platform (including APP and website).
●	“customer(s) with deposits” means the customers who have deposited funds in their accounts on our platform.
●	“HK$” or “Hong Kong dollars” means the legal currency of Hong Kong.
●	“NZ$” or “New Zealand dollars” means the legal currency of New Zealand.
●	“our VIEs” means Beijing Xiangshang Rongke Technology Development Co., LTD, or Beijing Rongke, formerly known as Ningxia Xiangshang Rongke Technology Development Co., LTD or Ningxia Rongke, and Beijing Xiangshang Yiyi Laohu Technology Group Co., LTD, or Beijing Yiyi; “VIE” or “VIEs” means a variable interest entity or variable interest entities.
●	“our WFOEs” means Beijing Bohu Xiangshang Technology Co., Ltd., or Beijing Bohu, formerly known as Ningxia XiangShang Yixin Technology Co., Ltd or Ningxia Yixin and Beijing Xiangshang Yixin Technology Co., Ltd., or Beijing Yixin; “WFOE” or “WFOEs” means the wholly-foreign owned entity or wholly-foreign owned entities as provided in the relevant PRC laws and regulations.
●	“retention rate” means the ratio of (i) the number of trading customers in one period who continue to trade in the next period to (ii) the number of trading customers in the first period.
●	“RMB” or “Renminbi” means the legal currency of China.
●	“Singapore dollars” means the legal currency of Singapore.
●	“trading customer(s)” means the customers who have conducted at least one trading transaction on our platform.
●	“trading volume” means the total value of securities traded during a specific period of time.
●	“UP Fintech,” “we,” “us,” “our” and “our company” means UP Fintech Holding Limited, our Cayman Islands holding company and its subsidiaries, its consolidated VIEs entity and the subsidiaries of the VIEs.
●	“user(s)” or “registered user(s)” means those who have registered on our platform (including APP and website) but not necessarily have opened a trading account.

Unless otherwise noted, the translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this report were made at a rate of RMB6.5250 to US$1.0000, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2020 and the translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this report were made at a rate of HK$7.7534 to US$1.00, the exchange rate in effect as of December 31, 2020. We make no representation that Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “1933 Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve risks and uncertainties. All statements other than statements of current or historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “might,” “will,” “intend,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our goals and strategies;
●	our future business development, including the expansion of existing businesses and development of new businesses;
●	our plans for international expansion of our business;
●	our expectations and trends regarding our financial condition and results of operations;
●	expected changes in our sources and volume of revenues;
●	expected changes in our costs or expenditures, including those relating to regulatory compliance, personnel, development and sales of our products and services, arrangements with third parties, acquisitions, cost of funding, and litigation;
●	our relationships with third parties on whom portions of our business depend, including Interactive Brokers;
●	our expectations regarding the demand for and market acceptance of our services;
●	expected growth of our customers, including consolidated account customers;
●	competition in our industry;
●	the impact of the COVID-19 pandemic; and
●	government policies and regulations relating to our industry and our company.

You should read this annual report and the documents referred to herein with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this report include additional factors which could adversely impact our business and financial performance, including those described under the heading “Risk Factors.” Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all the risk factors and uncertainties, nor can we assess the impact of all the factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

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

PART I

Item 3.         Key Information

A.      Selected Financial Data

The Company has omitted the disclosure under this item in accordance with the guidance in the SEC’s Final Rule: Management’s Discussion and Analysis, Selected Financial Data, and Supplementary Financial Information, adopted on November 19, 2020 and effective on February 10, 2021.

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

We have a limited operating history. We launched our trading platform in August 2015 and have experienced rapid growth since then. Our total revenues increased significantly from US$33.6 million in 2018 to US$58.7 million in 2019 and further increased to US$138.5 million in 2020. We also improved from net loss of US$44.3 million in 2018 and net loss of US$5.9 million in 2019 to net income of US$19.2 million in 2020, as a result of growth in our businesses and improvement in economies of scale. We expect our business expansion to continue as we grow our customer base and explore new market opportunities. However, due to our limited operating history, our historical growth rates may not be indicative of our future performance. We cannot assure you that we will grow at the same rate and succeed in introducing new services and products as we did in the past. Further, we may fail to adjust our business model to our development needs or the requirements of this ever-changing industry. You should consider our prospects in light of the risks and uncertainties that a fast-growing company with a limited operating history may be exposed to or encounter.

We have incurred net losses and had net operating cash outflows in the past and may incur losses and have cash outflows in the future.

The fiscal year ended December 31, 2020 was the first year we have been profitable since our inception. We incurred net losses of US$44.3 million and US$5.9 million in 2018 and 2019, respectively, and net income of US$19.2 million in 2020. In addition, we had negative cash flows from operating activities of US$21.2 million in 2018 and positive cash flows from operating activities of US$243.3 million in 2019 and US$535.3 million in 2020. We have made significant investments in research and development, employee compensation and benefits, communication and market data, and marketing and branding to rapidly develop and expand our business. We expect to continue or increase such investments to establish and expand our business, and these investments may not result in an increase in revenue or positive cash inflow from operations in a timely manner, or at all.

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

The businesses of securities and other financial instruments are heavily regulated. Our brokerage business is subject to regulations in the United States, Singapore, New Zealand, Australia and other jurisdictions in which we offer our products and services. Major regulatory bodies include, among others, in the United States, the Financial Industry Regulatory Authority, or the FINRA, the U.S. Securities and Exchange Commission, or the SEC, and the Commodity Futures Trading Commission, or the CFTC; in Singapore, the Monetary Authority of Singapore, or the MAS; in New Zealand, the Financial Markets Authority New Zealand, or the FMA, the New Zealand Stock Exchange, or the NZX, and the Financial Service Providers Register, or the FSPR; in Australia, the Australian Securities and Investments Commission, or ASIC. Domestic and foreign stock exchanges, other self-regulatory organizations and state and foreign securities commissions can censure, fine, issue cease-and-desist orders, suspend or expel a broker and its officers or employees. Non-compliance with applicable laws or regulations could result in sanctions to be levied against us, including fines and censures, suspension or expulsion from a certain jurisdiction or market or the revocation or limitation of licenses, which could adversely affect our reputation, prospects, revenues and earnings.

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

Our ability to comply with all applicable laws and rules is largely dependent on our internal and third party vendors’ system to ensure compliance, as well as our ability to attract and retain qualified compliance personnel. While we maintain systems and procedures designed to ensure that we comply with applicable laws and regulations, violations could still occur. Some legal and regulatory frameworks provide for the imposition of fines or penalties for non-compliance even though the non-compliance was inadvertent or unintentional and even though systems and procedures reasonably designed to prevent violations were in place at the time. There may be other negative consequences resulting from a finding of non-compliance, including restrictions on certain activities. Such a finding may also damage our reputation and our relationships with regulators and could restrict the ability of institutional investment managers to invest in our securities.

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

In addition, a significant portion of our technology research and development, management, supporting and other teams are based in China and a significant portion of our customers are Chinese speaking people including PRC citizens. Our PRC subsidiaries and VIEs work closely with and provide significant supporting services for our trading platform outside of China as well as teams in New Zealand, Hong Kong, Singapore, the United States and Australia. In the opinion of our PRC legal counsel, our current supporting activities in China do not require a securities brokerage license or permit under the existing PRC securities laws and regulations. However, new laws and regulations in connection with our business activities may be adopted from time to time. There may be substantial uncertainties regarding the interpretation and application of current or any future PRC laws and regulations applicable to our business and that the PRC government or other governmental authorities may ultimately take a view that is inconsistent with the opinion of our PRC legal counsel. For instance, if certain of our activities in China were deemed by relevant regulators as provision of securities brokerage services, future brokerage services, securities or futures investment consulting services or stock option brokerage business, we might be subject to licensing requirements from the China Securities Regulatory Commission (“CSRC”).

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

We are required to include a management report on our internal control over financial reporting that contains management’s assessment of the effectiveness of our internal control over financial reporting. Our management attaches great importance to the Group’s internal control system. We have evaluated and optimized the group’s internal control policies and activities in 2020, made great efforts towards creating an effective internal control environment and increasing employees’ awareness and understanding of internal control guidelines, and will continue to make improvements on our internal control system, but we cannot guarantee that our internal control over financial reporting will always be effective. Moreover, when we are no longer an emerging growth company under the federal securities laws, our independent registered public accounting firm will be required to issue an attestation report on the effectiveness of our internal control over financial reporting. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may conclude that there are material weaknesses or significant deficiencies with respect to our controls or the level at which our controls are documented, designed, operated, or reviewed. Material weaknesses have been identified by our auditor in the past and may be identified during the audit process or at other times.

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal control and procedures over financial reporting. In the course of preparing our consolidated financial statements for 2018, 2019, and 2020, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting and other control deficiencies for the fiscal years ended December 31, 2018, 2019, and 2020. As defined in the standards established by the U.S. Public company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected in a timely manner. A “significant deficiency” is a deficiency, or a combination of deficiencies, in internal controls over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for the oversight of the company’s financial reporting.

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

We have taken several steps to remedy the identified material weaknesses, and we will continue to implement measures to assess and enhance our internal control in order to ensure compliance with Section 404 of the Sarbanes-Oxley Act. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting.

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

A significant portion of our customers are PRC citizens resident in China and are therefore subject to the restrictions imposed by the applicable rules and regulations promulgated by the State Administration of Foreign Exchange, or the SAFE, regarding the conversion of Renminbi into foreign currencies and the remittance and use of such funds outside China. Under the current PRC foreign exchange regulations, each PRC citizen is permitted to convert up to an aggregate of US$50,000 equivalent Renminbi each year for appropriate personal use. Such appropriate use does not include direct investment into secondary stock markets. PRC citizens who intend to convert U.S. dollars exceeding such quota are required to go through additional application and review procedures with the relevant commercial banks designated by the SAFE. Despite our emphasis on our customers’ compliance with the relevant rules and regulations in the agreements with customers on our platform, we cannot assure you that our customers will follow the rules and regulations and the provisions in our agreements at all times. Any misbehavior or violation of our customers of applicable laws and regulations could lead to regulatory inquiries and investigations that involve us, which may affect our prospects.

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

In addition, to continue to operate and expand our services internationally, we may have to comply with the regulatory controls of each jurisdiction where we conduct, or intend to conduct business, the requirements of which may not be clearly defined. The varying compliance requirements of these different regulatory jurisdictions, which are often unclear, may limit our ability to continue existing international operations and further expand our business internationally. For example, we face significant legal uncertainties as to whether the CSRC would require us to get certain licenses or permits relating to our activities in China given the fact that most of our technology, customer services and administrative teams are based in China, or whether the CSRC would view our current or previous business operations in China as non-compliant with the relevant regulatory regime. See Item 3.D “Risk Factors — Risks Related to Our Business and Industry—We may not be able to obtain or maintain all necessary licenses, permits and approvals and to make all necessary registrations and filings for our activities in multiple jurisdictions and related to residents therein, especially in China or otherwise related to PRC residents.” We could be subject to disciplinary or other actions in the future due to claimed or deemed non-compliant, which could have a material adverse effect on our business, financial condition and results of operations as further described under “—Non-compliance with applicable laws in certain jurisdictions could harm our business, reputation, financial condition and results of operations.”

Accusations or claims against us may adversely affect our business operations and reputation.

We have been involved in cases or claims such as infringements upon reputation and intellectual property rights allegedly conducted by users on our platform, and portraiture right infringements based on the fact that we list some of our shareholders on our website. For other examples, please see Item 3.D “Risk Factors — Risks Related to Our Business and Industry—We may not be able to obtain or maintain all necessary licenses, permits and approvals and to make all necessary registrations and filings for our activities in multiple jurisdictions and related to residents therein, especially in China or otherwise related to PRC residents.” Although the records of investigations or accusations did not necessarily lead to sanctions against us in a direct way, these historical records might be accessed online or offline, which could adversely affect our business operations and reputation, and thus further affect our progress if we decide to enter into new markets in these jurisdictions.

A substantial portion of our business currently relies mostly on collaboration with our primary clearing agent, Interactive Brokers. Our business will be adversely impacted if we are unable to maintain our relationship with Interactive Brokers.

We currently rely largely on Interactive Brokers to execute, settle and clear a substantial portion of the trades of the U.S. and Hong Kong stocks and other financial instruments, and to comply with certain federal, state and other laws, as discussed more fully in Item 4.B “Business Overview—Our Core Products and Services—Brokerage Services.” For the years ended December 31, 2018, 2019, and 2020, 96.8%, 78.4%, and 74.8% of our total net revenues were executed and cleared by Interactive Brokers. For consolidated accounts, the information of which is not fully disclosed to Interactive Brokers, we receive commission fees and direct a pre-determined portion to Interactive Brokers. For fully disclosed accounts, every time Interactive Brokers executes and clears a trade, it collects the commissions, deducts its pre-determined portion and returns the rest of the commission fees to us. Customers can also trade on margin and short sell securities on our trading platform. We generate interest income arising from margin financing offered by us to consolidated account customers and earn financing service fees related to the margin financing provided by Interactive Brokers to fully disclosed account customers.

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

We believe that our relationship with Interactive Brokers is critical to our business. If we need to enter into alternative arrangements with a different clearing agent to replace our existing arrangements, we may not be able to negotiate a favorable alternative arrangement. Transitioning to a new clearing agent or increasing self-clearing through Marsco Investment Corporation (“Marsco”) are time-consuming and may affect the user experience or, if our platform becomes inoperable, may result in our inability to facilitate trades through our platform. We would also need to comply with applicable laws regarding execution and clearing services, which would be costly and time-consuming. If we are unsuccessful in maintaining our relationships with Interactive Brokers, our operating cost and expenses might increase, which may materially and adversely affect our financial condition and results of operations.

Self-clearing exposes us to significant operational, liquidity, financing and regulatory risks.

We began self-clearing a portion of the trades of the U.S. stocks and other financial instruments in the third quarter of 2019, following our acquisition of Marsco, and we expect to increase the proportion of such trades that we self-clear in the future. Self-clearing requires us to finance transactions and maintain margin deposits at clearing organizations.

Clearing and execution services include the confirmation, receipt, settlement, delivery and record-keeping functions involved in securities transactions. Clearing brokers also assume direct responsibility for the possession or control of client securities and other assets and the clearing of client securities transactions. However, clearing brokers also must rely on third-party clearing organizations, such as the Depositary Trust Clearing Corporation and its subsidiaries in the United States, in settling client securities transactions. Clearing brokers are also responsible for protecting client assets and complying with relevant customer protecting regulations. Clearing securities firms, such as Marsco, are subject to substantially more regulatory oversight and examination than introducing brokers who rely on others to perform clearing functions. Errors in performing clearing functions, including clerical and other errors related to the handling of funds and securities held by us on behalf of clients, could lead to regulatory fines and civil penalties as well as losses and liability in related legal proceedings brought by clients and others.

We may be required to finance our clients’ unsettled positions and we could be held financially liable for the defaults of our clients. Although these obligations are collateralized, we are subject to market risk in the liquidation of customer collateral to satisfy those obligations. Default by our clients may also give rise to our incurring penalties imposed by execution venues, regulatory authorities and clearing and settlement organizations.

Regulatory agencies have required clearing and settlement organizations to increase the level of margin deposit requirements and they may continue to do so in the future. Growth in trading activity may lead to higher regulatory capital requirements. We cannot assure you that these capital requirements will be sufficient to protect market participants from a default or that we will not be adversely affected in the event of a significant default.

As a result, self-clearing exposes our business to operational risks, including business and technology disruption; operational inefficiencies; liquidity, financing and regulatory risks; and potentially increased expenses. We may encounter difficulties with self-clearing that lead to operating inefficiencies, technology issues, dissatisfaction amongst our client base, disruption in the infrastructure that supports the business, inadequate liquidity, increased margin requirements with clearing organizations and third-party settlement agents who provide financing with respect to transactions, reductions in available borrowing capacity and financial loss. Any such delay, disruption, expense or failure could adversely affect our ability to effect transactions and manage our exposure to risk. Moreover, any of these events could have a material adverse effect on our business, financial condition and operating results.

If we are unable to develop a diverse customer base and offer new and innovative products and services, our business, financial condition and results of operation may be negatively impacted.

Historically, we generated a significant portion of revenues through the provision of online brokerage services including commissions for execution of trades and interest income or financing service fees arising from or related to margin financing for our customers. Key success factors of the online brokerage industry include expansion of products and services that add value to customers, acquisition of licenses in different jurisdictions and enhancement of user experience. We intend to continue strengthening the innovation, security, efficiency and effectiveness of our brokerage services, including our user-friendly interface, comprehensive functionalities and customer service capabilities and to expand our service offerings to small and medium-sized institutional customers and increase the proportion of revenues generated from them. We have developed customized application programming interface, or API, for our institutional customers. As institutional customers tend to trade more consistently and demand a wider spectrum of services as compared to individual investors, we strive to foster long-term partnerships with them and to grow our revenue streams substantially as a result of greater number of institutional customers utilizing our trading platform and services. We cannot guarantee that we will be successful in expanding our customer base, and if we are unable to do so, our growth prospects, financial condition and results of operation may be adversely affected.

We also plan to continue integrating value-added services, including asset management and wealth management services as well as institutional and corporate services to improve popularity and enhance customer stickiness and diversify revenue streams. We aim to provide asset management and wealth management services to a greater number of high net worth individuals as well as institutional and corporate customers. As we provide a wider array of services, including ESOP, asset management and wealth management services, we expect to attract more institutional and corporate customers to engage us to provide such services and in turn generate more revenues. We expect our operating cost and expenses to continue to increase as we provide more innovative and effective products and services. If we are unable to develop products and services that attract sufficient customers, our business, financial condition and results of operation may be adversely affected.

If we are unable to operate in a cost-effective manner, our results of operation may be negatively impacted.

Our ability to control costs and expenses relating to our operations affects our profitability. With the expansion of our business, we expect our operating cost and expenses to continue to increase, including employee compensation and benefits, marketing and branding and other costs and expenses. The salary level in the fintech industry in and outside China has generally increased in recent years, and we offer competitive wages and other benefits to recruit and retain quality professionals. Employee compensation and benefits (excluding share-based compensation) increased from US$21.5 million in 2018 to US$31.7 million in 2019 and US$44.0 million in 2020. In addition, we utilize various marketing tools, including branding on online and traditional channels, collaborating with business partners, hosting branding events and circulating branding materials, to attract new customers, retain our existing customers and increase our revenues. Our marketing and branding expenses were US$10.5 million, US$7.1 million and US$15.9 million in 2018, 2019 and 2020, respectively, accounting for 31.4%, 12.1% and 11.5%, respectively, of our total revenues for the same periods. If we are unable to operate in a cost-effective manner, our results of operations may be negatively impacted.

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

We cannot assure that the external service providers will be able to continue to provide these services to meet our current needs in an efficient and cost-effective manner, or that they will be able to adequately expand their services to meet our needs in the future. Some external service providers which have assets that are important to the services they provide us are located outside the United States, and their ability to provide these services is subject to risks from unfavorable political, economic, legal or other developments, such as social or political instability, changes in governmental policies or changes in the applicable laws and regulations.

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

We have made a few selective acquisitions recently to expand our business into new areas and jurisdictions. We may in the future continue to pursue acquisitions and joint ventures as part of our growth strategy. Any future acquisition or joint venture may result in exposure to potential liabilities of the acquired companies, significant transaction costs and present new risks associated with entering additional markets or offering new products and integrating the acquired companies or newly established joint ventures. Potential liabilities may arise from deficiencies in due diligence findings and deficient past track record results. For instance, in November 2018, Tiger Fintech Holdings completed the acquisition of 100% of the equity interests in US Tiger Securities, Inc. In July 2019, Tiger Fintech Holdings, Inc. completed its acquisition of 100% of the equity of Marsco, a U.S online broker service platform that focuses on empowering self-directed investors with necessary tools to manage their portfolios. Such acquisitions made to expand our business, facilities and workforce will also involve costs and risks, such as potential labor disputes and compliance costs and risks. There can be no assurance that we will be able to grow our acquired or invested businesses, or realize returns, benefits of synergies and growth opportunities we expect in connection with such acquisitions.

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

The COVID-19 pandemic, and the protective actions that we have taken and may take in the future in response to COVID-19 pandemic, have resulted in business and operational disruption. Our management team is principally located in Beijing, China and Auckland, New Zealand and the U.S. A significant portion of our technology research and development and services, supporting and other teams are based in Beijing, China. Most of our data centers are located in Hong Kong and Beijing, China. The COVID-19 pandemic has caused, and may continue to cause, us and certain of our business partners to implement temporary adjustment of work schemes allowing employees to work from home and adopt remote collaboration. This pandemic has also caused the restrictions on our employees’ ability to travel. In addition, the major stock exchanges our operations rely on are in the U.S. and Hong Kong. Our operations could also be severely disrupted if the exchanges we operate on continue to be affected by COVID-19. More broadly, the pandemic has dampened investor and business confidence in the regions where we operate, including China. In February and March of 2020, the COVID-19 pandemic caused dramatic volatility in securities markets, leading to a significant increase in uncertainty and a reduction in the global IPO market in the first quarter of 2020. While the global IPO market rebounded after the first quarter of 2020, a prolonged or resurgent pandemic could further destabilize the market and lead to future additional trade disruptions. The extent to which COVID-19 impacts our results will depend on many factors and future developments, which are highly uncertain and unpredictable.

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

Additionally, we have a large and highly engaged customer base, which drives our revenue growth. Our ability to continue to effectively maintain and expand our customer base will affect the growth of our business and our revenues going forward. Our total customer accounts increased from 502,352 as of December 31, 2018 to 649,016 as of December 31, 2019 and 1,104,113 as of December 31, 2020. The significant increase in total customer accounts led to the rapid growth in our revenues, which increased from US$33.6 million in 2018, by 74.8% to US$58.7 million in 2019, and by 136.1% to US$138.5 million in 2020. Furthermore, the level of customer engagement affects our commissions, interest income and financing service fees. Trading volume increased from US$119.2 billion in 2018 to US$219.1 billion in 2020. Our ability to expand our customer base, including expansion into new markets including the United States, Australia, Hong Kong and Singapore, as well as maintain and enhance customer engagement, depends on, among other things, our ability to continuously provide comprehensive and user-friendly online trading experience. If we were unable to maintain or increase our customer retention rates or generate new customers in a cost-effective manner, our business, financial condition and results of operations would likely be adversely affected. Historically, we incurred US$10.5 million, US$7.1 million and US$15.9 million in marketing and branding expenses, representing 31.4%, 12.1%, and 11.5% of our total revenues in 2018, 2019 and 2020, respectively. Although we have spent significant financial resources on marketing expenses and plan to continue doing so, these efforts may not be cost-effective to attract new customers. We cannot assure you that we will be able to maintain or grow our customer base in a cost-effective way. If we are unable to maintain high quality services, or maintain or reduce our service fee rate, or introduce new products and services, we may fail to attract new customers or lose our existing customers, which could adversely affect our growth and profitability.

If we are unable to earn commissions for brokerage services and interest income or financing service fees for margin financing, our results of operation may be negatively impacted.

We charge commission fees for the brokerage services we deliver to our customers. We also earn interest income or financing service fees arising from or related to margin financing provided by ourselves or third parties to our customers for trading activities. Our ability to earn commission fees, interest income or financing service fees largely depends on the number of customers on our trading platform and their trading volume. Additionally, our ability to extend margin financing to our customers largely depends on the amount of funds we can allocate internally and obtain from external sources, such as potential borrowings on revolving credit facilities. In connection with the significant growth in our consolidated account customers, we expect to generate more interest income from margin financing offered to our customers. If we are unable to extend margin financing and earn commission fees, interest income or financing service fees, or if there is a reduction in our fee rates, our results of operations may be adversely affected. Additionally, market volatility or declines may cause our clients to experience losses, which may result in a higher rate of client defaults. If we are unable to recover funds due from our clients, our results of operations and financial condition will be adversely affected.

Our current level of commission and fee rates may decline in the future. Any material reduction in our commission or fee rates could reduce our profitability.

We derive a significant portion of our revenues from commissions and fees paid by our clients for trading securities through our platform. Commission fees generated from our brokerage services accounted for US$26.0 million, US$26.7 million and US$77.6 million in 2018, 2019 and 2020, respectively. We may experience pressure on our commission or fee rates as a result of competition we face in the online brokerage service industry. Some of our competitors offer a broader range of services to a larger client base and enjoy higher trading volumes than we do. Consequently, our competitors may be able and willing to offer trading services at lower commission or fee rates than we currently offer or may be able to offer. For example, some brokers in Hong Kong and the United States offer zero commission fees or similar policies to attract retail securities investors. As a result of this pricing competition, we could lose both market share and revenues. We from time to time award discounted or even zero commission fees to new or existing customers as part of our marketing scheme, thus attracting more customers and boosting customer stickiness. We believe that any downward pressure on commission or fee rates would likely continue and intensify as we continue to develop our business and gain recognition in our markets. A decline in our commission or fee rates could lower our revenues, which would adversely affect our profitability. In addition, our competitors may offer other financial incentives such as rebates or discounts in order to induce trading in their systems rather than in ours. If our commission or fee rate decreases significantly, our operating and financial results may be materially and adversely affected.

Failure to comply with regulatory capital requirements set by local securities regulatory authorities and agencies could materially and negatively affect our financial condition and results of operations.

Some of our subsidiaries are required to comply with regulatory capital requirements. For example, our major operating subsidiary Tiger Brokers (NZ) Limited (“TBNZ”) is currently registered in New Zealand to provide brokerage services. Our subsidiary US Tiger Securities, Inc. is a registered broker-dealer in the United States. Wealthn LLC, another of our subsidiaries, is a registered investment advisor in the United States and a member of the National Futures Association, or the NFA. Stringent rules with respect to the maintenance of specific levels of net capital by securities broker-dealers or investment advisory firms have been adopted by many regulatory authorities and agencies such as the NZX, the SEC, the FINRA, the U.S. Commodity Futures Trading Commission, or the CFTC, and the NFA.

Tiger Brokers (NZ) Limited is contractually obliged to adhere to the terms and conditions of the NZX participant rules at all times, including when its designation as a market participant is suspended, as it is now. For more information, see the disclosure under item 4. “Regulation- New Zealand Regulations Relating to Securities and Futures Brokerage Business.” The rules set out the requirements for calculating, recording, reporting and complying with the NZX capital adequacy requirements. Net capital is generally a measure of the sum of tangible assets less the sum of liabilities, except, approved subordinated debt, calculated in accordance with Generally Accepted Accounting Practice. NZX’s minimum net current tangible assets requirement is the higher of NZ$0.5 million and a total risk requirement depending on the risk exposures with our available liquid capital taken into consideration. The rules require us to at all times maintain the net current tangible assets at a level no lower than the prescribed minimum capital adequacy, and to calculate and record on each business day our net current tangible assets as a percentage of our prescribed minimum capital adequacy by the end of the following business day. For more details, please see Item 4.B. “Business Overview—Risk Management—Trading-Related Risks.”

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

If we fail to comply with applicable New Zealand, U.S. and Singapore capital adequacy requirements, we will be forced to suspend our business operations until such time as we have injected enough capital to comply with applicable rules and regulations. For example, failure to comply with the capital adequacy requirement, or failure to record the daily capital adequacy calculation, could result in the NZX taking measures to increase our reporting requirements or restrict our service provision until the situation is remedied to its satisfaction. Additionally, the regulators could suspend or revoke our registration, expel us from membership, or impose censures, fines or other sanctions. If the net capital requirements are changed or expanded, or if there is an unusually large charge against net capital, then our operations that require capital could be limited, and we may not be able to pay dividends. A large operating loss or charge against net capital could have a material adverse effect on our ability to maintain or expand our business.

We face risks related to our status as an anti-money laundering reporting entity in New Zealand and if the Financial Markets Authority finds fault with our AMLCFT programs and engages in enforcement actions against us, our business and reputation may be adversely affected.

Some of our subsidiaries are required to comply with regulatory anti-money laundering requirements. For example, TBNZ was visited by the FMA for an Anti-Money Laundering/Combating the Financing of Terrorism (“AMLCFT”) inspection in October 2019. In April 2020, FMA had issued a formal public warning (the “Warning Letter”), which identified potential violations of the AMLCFT caused by historical control weaknesses. The FMA provided a list of remedial actions which TBNZ must complete to ensure compliance with the AMLCFT legislation. TBNZ, with the assistance of professional advisers, had completed all actions required in the Warning Letter by September 30, 2020 as confirmed by the FMA. Since the publication of the Warning Letter, the FMA has also taken a number of steps, including seeking, on a private basis, the production by TBNZ of certain documents and information. TBNZ is cooperating with the FMA and has responded to the FMA’s requests with the assistance of professional advisers, including New Zealand counsel. TBNZ cannot predict the duration, outcome, or impact of the FMA investigation. According to the Warning Letter, the FMA reserves its right to pursue civil enforcement actions against TBNZ, including but not limited to civil penalties for any breach of the AMLCFT Act caused by historical control weaknesses. Each pecuniary penalty ordered could be up to NZ$2 million. There can be no assurance that the FMA will not take further enforcement action against us for past violation. If the FMA engages in enforcement actions against us, our business and reputation may be adversely affected.

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

Our IT systems support all phases of our operations, including marketing, customer development and the provision of customer support services, and are an essential part of our technology infrastructure. Our technology infrastructure and compliance capabilities are critical for us to offer high quality products and services as well as to retain and attract users and customers. They also enable us to facilitate secure, fast and cost-efficient financial transactions on our platform. We must continue to upgrade and expand our technology infrastructure and to strengthen our compliance system to keep pace with the growth of our business and to develop new features and services for our users and customers. With the continuous improvement of our technology infrastructure and compliance capabilities, we are able to serve more consolidated accounts. In 2016 and 2017, all or substantially all of the accounts on our trading platform were fully disclosed accounts pursuant to which we record commissions after Interactive Brokers deducted the execution and clearing expenses and returned the rest of the commission fees to us. In 2018, 2019 and 2020, we experienced rapid growth in the number of consolidated accounts and self-clearing accounts. In connection with the growth of consolidated accounts, we expect our revenues to increase because the revenues for consolidated accounts are recognized on a gross basis including the full amount paid by customers while the revenues for fully disclosed accounts are recognized on a net basis after deducting the execution and clearing expenses paid to Interactive Brokers. On the other hand, we expect our operating costs and expenses to increase as well due to the increase in execution and clearing expenses paid to Interactive Brokers. We also expect cash segregated for regulatory purposes and payables to customers on our balance sheet to increase significantly as a result of such growth. We will invest more resources on customer verification, record keeping, compliance and trading-related functions for consolidated accounts whereas Interactive Brokers has been responsible for certain of these functions for fully disclosed accounts. Our ability to serve more consolidated accounts, depends on, among other things, our ability to support all aspects of customer verification, record keeping and compliance functions using our technology and human resources.

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

We may also have to rely on litigation to enforce our intellectual property rights, protect our trade secrets, determine the validity and scope of the proprietary rights of others or defend against claims of infringement or invalidity, and may also have to attend litigation initiated against us. Any such litigation, whether successful or unsuccessful, could result in substantial costs and the diversion of resources and the attention of management, any of which could adversely affect our business. In addition, we may have to enter into royalty or licensing agreements where there can be no assurance that such licenses would be available on reasonable terms, if at all, and the settlement of these claims could have a material adverse effect on our business, financial condition and operating results.

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

Despite our efforts to safeguard the information of our customers, system malfunctions, employee errors, misconducts or other factors may still occur, which may lead to Internet security emergency. Our computer system, the networks we use, the networks and online trading platforms of the exchanges and other third parties with whom we interact, are potentially vulnerable to physical or electronic computer break-ins, viruses and similar disruptive problems or security breaches. A party that is able to circumvent our security measures could misappropriate proprietary information or customer information, jeopardize the confidential nature of the information we transmit over the Internet and mobile network or cause interruptions in our operations. Also see Item 3.D “Risk Factors — Risks Related to Our Business and Industry—If we fail to protect customer data and privacy, our reputation, financial condition and results of operations will be materially and adversely affected.” We or our service providers may be required to invest significant resources to protect against the threat of security breaches or to alleviate problems caused by any breaches. To the extent that our activities involve the storage and transmission of proprietary information and personal financial information, security breaches could expose us to risks of financial loss, litigation and other liabilities. Any of these events, particularly if they result in a loss of confidence in our services, could have a material adverse effect on our reputation, business, financial condition and results of operations.

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

In China, the government is still ramping up regulations with regard to personal information protection. On October 1, 2020, the Information Security Technology – Personal Information Security Specification (GB/T 35273-2020) (“2020 Specification”) took effect. Although the 2020 Specification is a recommended guideline, and it is not enforceable by law, the authority will use this standard to evaluate our compliance with China’s legal guidelines and regulations regarding personal information protection. Besides, Personal Information Protection Law drafted by SCNPC, which is still in the process of being reviewed, may become the most relevant law in China regarding personal information protection. The Personal Information Protection Law provides serve punishment for those who violates regulations when processing personal information. For details of the relevant PRC Laws, please refer to the section “Regulations on Privacy Protection” below.

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

Although our customer agreements require customers to acknowledge that they will observe all insider trading, money laundering and securities fraud laws and regulations in applicable jurisdictions and to assume liabilities for all restrictions, penalties and other responsibilities arising from conducts suspected to constitute insider trading, money laundering and/or, securities fraud, we cannot verify whether every transaction conducted by our customers is in compliance with such laws and regulations because our customers may circumvent our due diligence measures to commit insider trading and/or money laundering. In addition, we will review to see if our customers are politically exposed persons or on certain sanction lists (including but not limited to the lists of money laundering, terrorist financing or other crimes) through search systems provided by third-party suppliers. However, we may still be subject to certain legal or regulatory sanctions, fines or penalties, financial loss, or damage to reputation resulting from the failure of our customers to comply with insider trading and/or money laundering laws and regulations in the relevant jurisdictions. Also see Item 3.D “Risk Factors — Risks Related to Our Business and Industry—We face risks related to our status as an anti-money laundering reporting entity in New Zealand and if the Financial Markets Authority finds fault with our AMLCFT programs and engages in enforcement actions against us, our business and reputation may be adversely affected.”

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

In addition, although we and our vendors have strict internal policies for continuing KYC procedures after the activation of accounts and for issues such as anti-corruption, economic sanctions, anti-money laundering, export controls and securities fraud, we mainly rely on our continuing KYC procedures to ensure our compliance with relevant laws and regulations related to anti-corruption, economic sanctions, anti-money laundering, export controls and securities fraud. Although we have relevant trainings for our employees in all of our departments and, notably on a biweekly or triweekly basis for employees in the customer service department, our KYC system and procedures cannot be foolproof. Any potential flaw in our KYC system or any misconduct in the KYC procedures by any of our employees may also lead to our failure of compliance with such relevant laws and regulations, which will further subject us to certain legal or regulatory sanctions, fines or penalties, financial loss, or damage to reputation. Also see Item 3.D “Risk Factors — Risks Related to Our Business and Industry—We face risks related to our status as an anti-money laundering reporting entity in New Zealand and if the Financial Markets Authority finds fault with our AMLCFT programs and engages in enforcement actions against us, our business and reputation may be adversely affected.”

We cannot guarantee the profitability of our customers’ investment or ensure that our customers can make rational investment judgement.

Similar to other brokerage and financial services providers, we cannot guarantee the profitability of the investments made or accessed by customers on or through our trading platform or Fund Mall. The profitability of our customers’ investment is directly affected by elements beyond our control, such as economic and political conditions, broad trends in business and finance, changes in volume of securities and futures transactions, changes in the markets in which such transactions occur and changes in how such transactions are processed.

Moreover, although we currently set a minimum deposit requirement of US$2,000 to open and maintain a margin fully disclosed account and self-clearing accounts, a substantial portion of our customers are retail investors who are less sophisticated compared with institutional investors. We provide a forum to facilitate the provision of financial and market information, and live market commentaries. Although these materials and commentaries contain prominent disclaimers, our customers may seek to hold us responsible when they use such information to make trading decisions and suffer financial loss on their trades, or if their trades are not as profitable as they have expected. Furthermore, it is possible that some customers could solely rely on certain predictive statements made by other customers on our trading platform, ignoring our alert warnings that customers should make their own investment judgement and should not predict future performance based on historical records. As a result, the financial loss of our customers will inevitably affect our performance in terms of transaction volumes and revenues as customers decide to abort trading. In addition, some customers who have suffered substantial losses on our platform may blame our platform, seek to recover their damages from us or bring lawsuits against us.

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

We have exposure to interest rate risk.

As a part of our business, we invest in interest-earning assets and are obligated on interest-bearing liabilities. Interest rate fluctuations primarily affect our interest income and interest expenses. We earn interest income primarily from margin financing and securities borrowing and lending transactions and make interest payments on deposits we hold on behalf of our customers and borrowings provided by Interactive Brokers and other commercial lenders. Changes in interest rates could affect the interest earned on assets differently than interest paid on liabilities. A rising interest rate environment generally results in a larger net interest spread. Conversely, a falling interest rate environment generally results in a smaller net interest spread. Our most prevalent form of interest rate risk is referred to as “gap” risk. This risk occurs when the interest rates we earn on assets change at a different frequency or scale than the interest rates we pay on liabilities. If we are unable to effectively manage our interest rate risk, changes in interest rates could have a material adverse effect on our profitability. Additionally, if we are not able to secure additional funding in the future from our existing counterparties or others on favorable terms or at all, our financial condition, growth prospects, and results of operations may be adversely affected.

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

A substantial portion of our operating costs and expenses is denominated in Renminbi, while most of our revenues are denominated in U.S. dollars. Consequently, fluctuations in exchange rates, primarily those involving U.S. dollar, may affect the relative purchasing power of these proceeds and our balance sheet and earnings per share in U.S. dollars. In addition, appreciation or depreciation in the value of Renminbi relative to U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business, financial condition or results of operations. Renminbi may appreciate or depreciate significantly in value against U.S. dollar in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued, or it may be permitted to enter into a full float, which may also result in a significant appreciation or depreciation of Renminbi against U.S. dollar.

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

We are subject to arbitration claims and lawsuits in the ordinary course of our business. For example, as of the date of this report, two parallel purported class action lawsuits were filed in the New York Supreme Court, County of New York, Commercial Division (the “New York State Litigation”) in October 2019 and the United States District Court for the Southern District of New York (the “SDNY Litigation”) filed against the Company and its certain directors and underwriters in connection with the Company’s Initial Public Offering. With respect to the SDNY Litigation, the court granted our motion to dismiss in its entirety on March 17, 2021, finding that the plaintiffs failed to state a claim under the Securities Act of 1933 and dismissing the complaint with prejudice. With respect to the New York State Litigation, the court similarly granted our motion to dismiss in its entirety and dismissed the complaint on April 16, 2021. We continue to believe that these lawsuits are meritless. Actions brought against us may result in settlements, awards, injunctions, fines, penalties and other results adverse to us. Predicting the outcome of such matters is inherently difficult, particularly where claims are brought on behalf of various classes of claimants or by a large number of claimants, when claimants seek substantial or unspecified damages or when investigations or legal proceedings are at an early stage. A substantial judgment, settlement, fine or penalty could be material to our operating results or cash flows for a particular period, depending on our results for that period, or could cause us significant reputational harm, which could harm our business prospects. In market downturns, the volume of legal claims and amount of damages sought in litigation and regulatory proceedings against securities brokerage companies have historically increased. We are also subject to litigation claims from third parties alleging infringement of their intellectual property rights. Also see Item 3.D “Risk Factors — Risks Related to Our Business and Industry—We may be subject to intellectual property claims from others and applicable administrative penalties.” Such litigation can require the expenditure of significant resources, regardless of whether the claims have merit. If we were found to have infringed a third-party patent or other intellectual property right, then we could incur substantial liability and in some circumstances could be enjoined from using the relevant technology or providing related products and services, which could have a material adverse effect on our business and results of operations.

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

While we maintain certain insurance for Tiger Brokers (NZ) Limited in New Zealand and UP Fintech Holding Limited in Cayman Islands such as professional liability insurance, directors’ and officers’ insurance, we do not maintain any other insurance policies for any other entities, and for Tiger Brokers (NZ) Limited, there is no assurance that our insurance coverage will be adequate to cover potential losses. In addition, customers of our consolidated accounts are not protected under the scheme of the Securities Investor Protection Corporation, or the SIPC, and we have neither purchased any commercial insurance to cover similar risks. Under the applicable laws and regulations in the relevant jurisdictions such as New Zealand, the United States, Singapore and China, we are not required to, and we do not, maintain any insurance in relation to our business operations, such as data security insurance, business interruption insurance, or liability insurance against liabilities arising from customer complaints and litigation or other aspects of our business. Our current insurance policies may not protect us against such losses and liabilities.

Although we believe that our insurance coverage is in line with industry practice in the relevant jurisdictions such as New Zealand, the United States, Singapore and China, if any of the incidents mentioned above occur and we have insufficient insurance to cover the liabilities associated with such incidents, it could have a material adverse effect on our financial condition, results of operations and business prospects.

Some of our customers reach us on social media platforms, leading to our difficulties in maintaining all required communication records.

Under the relevant laws and regulations, we are required to keep the records of our communications with customers concerning orders or complaints, e.g., under the NZX Participant Rules in New Zealand. To ensure all of our users and customers are best served, we occasionally provide customer service on popular social media platforms in a similar way as other market players in both our industry and other various industries. However, we cannot solve all the difficulties arising therefrom because the social media platforms usually do not have functions that telephone or email operation systems use for keeping the communication records long term. Non-compliance with these requirements could have a material adverse effect on our business, financial condition and results of operations.

New lines of business or new services may subject us to additional risks.

From time to time, we may implement new lines of business or offer new services within existing lines of business. For example, we commenced futures trading in March 2016 and our IPO underwriting business experienced significant growth in 2020, and we have expanded our businesses into other areas. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new services may not be achieved and profitability targets may not prove feasible. External factors, such as compliance with regulations, competition and shifting market preferences, may also impact the successful implementation of a new line of business or a new service. Our personnel and technology systems may fail to adapt to the changes in such new areas or we may fail to effectively integrate new services into our existing operation and we may lack experience in managing new lines of business or new services. In addition, we may be unable to proceed our operation as planned or compete effectively due to different competitive landscapes in these new areas. Even if we expand our businesses into new jurisdictions or areas, the expansion may not yield intended profitable results. Any new line of business and/or new service could have a significant impact on the effectiveness of our internal control system. Furthermore, expansion of our existing lines of business and entry into new lines of business may expose us to additional litigation risk, including the risk of class-action litigation. Failure to successfully manage these risks in the development and implementation of new lines of business or new services could have a material adverse effect on our business, results of operations and financial condition.

We are in the process of expanding our international operations, which exposes us to significant risks.

Our growth strategy includes expanding our international services and customer base. Expansion into new markets will require significant management attention and financial resources worldwide. Additionally, we will be exposed to additional regulatory, operational, market, litigation, and publicity risks. In addition to those risks described under the heading “Any future change in the regulatory and legal regime for the securities brokerage industry may have a significant impact on our business model,” we will be exposed to additional risks as a result of doing business internationally, including:

●	the difficulty of managing and staffing international operations and the increased operations, travel, infrastructure and legal compliance costs associated with numerous international locations;
●	challenges to our corporate culture resulting from a dispersed workforce;
●	new and different sources of competition;
●	difficulties in complying with a wider array of regulatory requirements, including without limitation regulations relating to currency and capital, transfers of funds, taxation, privacy and protection of customer data, broker-dealer requirements, and intellectual property;
●	compliance with various anti-bribery and anti-corruption laws such as the Foreign Corrupt Practices Act of 1977, or FCPA;
●	adverse tax consequences;
●	fluctuations in currency exchange rates; and
●	political or social developments, including unrest or economic instability, in a specific country or region in which we operate, which could have an adverse impact on our operations in that location.

Our failure to manage any of these risks successfully could harm our planned international expansion and adversely affect our business, operating results and financial condition.

We may not be able to develop our margin financing and securities lending business as expected and may be exposed to credit risks related to these businesses. In addition, we need adequate funding at reasonable costs to successfully operate our margin financing business, and access to adequate funding at reasonable costs cannot be assured.

Our margin financing and securities lending businesses may not develop as expected if clients fail to perform contractual obligations or the value of collateral held to secure the obligations is inadequate. We have adopted comprehensive internal policies and procedures designed to manage such risks. For example, once the margin value falls below the outstanding amount of the relevant loan extended as a result of a market downturn or adverse movement in the prices of the pledged securities, we will make a margin call requesting the client to deposit additional funds, sell securities or pledge additional securities to top up their margin value. If the client’s margin value still falls below the required standard, we will initiate our liquidation protection mechanism on a real-time basis to bring the client’s account into margin compliance. Nevertheless, we cannot assure you that we will not be exposed to any credit risks associated with our margin financing and securities lending businesses, and we may experience disputes with our clients after we make the margin calls. In particular, we may not always be able to fully recover the margin value through margin calls and our exposure to credit loss may be exacerbated during periods of high market volatility.

Moreover, the growth and success of our margin financing business depend on the availability of adequate funding to meet our client demand for loans through our platform. We provided margin financing service for securities listed on the Hong Kong Stock Exchange, Singapore Exchange and the major stock exchanges in the U.S., and we provided securities lending services for securities listed on the Hong Kong Stock Exchange and the major stock exchanges in the U.S. We derive the funding for our margin financing business from a variety of sources, including funding secured from commercial banks, other licensed financial institutions and other parties as well as financing generated from our business operations. To the extent there is insufficient funding from institutional funding partners who are willing to accept the credit risk related to the collateral from our clients, the funds available for our margin financing business might be limited and our ability to provide margin financing services to our clients to address their demand for loans would be adversely impacted. In addition, as we strive to offer our clients competitively priced services and the online brokerage market is intensely competitive, we may attempt to further reduce our interest expenses from our funding partners. If we cannot continue to maintain our relationship with these funding partners and obtain adequate funding at reasonable costs, we may not be able to continue to offer or grow our margin financing business. To the extent that our funding partners find the risk-adjusted returns with us less attractive, we may not be able to obtain the requisite level of funding at reasonable costs, or at all. If we are unable to provide our clients with margin loans or fund the loans on a timely basis due to insufficient funding or less favorable pricing compared to those of our competitors, it would harm our business, financial condition and results of operations.

The wealth management products that we offer involve various risks and failure to identify or fully appreciate such risks may negatively affect our reputation, client relationships, results of operations and financial conditions. In addition, we rely on a limited number of wealth management product providers.

We offer our clients access to money market, fixed income, equity, balanced, private funds as well as bonds, catering to different investment targets and risk preferences of our clients. These products often have complex structures and involve various risks, including default risks, interest risks, liquidity risks, market risks, counterparty risks, fraud risks and other risks. In addition, we are subject to regulations in relation to wealth management products offering in different jurisdictions, and there is no assurance that our operation will be deemed as in full compliance with such regulations at all times.

Our success in offering our wealth management products and services depends, in part, on our ability to successfully identify the risks associated with such products and services, and failure to identify or fully appreciate such risks may negatively affect our reputation, client relationships, results of operations and financial conditions. Although we do not guarantee the principal or the return of the wealth management products available through our platform and do not bear any liabilities for any loss to capital invested in the products, we must be cautious of the selection of the financial products we offer and must accurately describe the risks associated with those products for our clients. Although we enforce and implement strict risk management policies and procedures, such risk management policies and procedures may not be fully effective in mitigating the risk exposure for all of our clients in all market environments or covering all types of risks. If we fail to identify and fully appreciate the risks associated with the financial products we offer, or fail to disclose such risks to our clients, or if our clients suffer financial losses or other damages resulting from the financial products we offer, our reputation, client relationships, results of operations and financial conditions will be materially and adversely affected.

We rely on a limited number of third parties who provide us with wealth management products, and our relationships with these product providers are integral to the smooth operation of our wealth management business. If our relationships with third-party service providers deteriorate or third-party service providers decide to terminate our respective business relationships for any reasons, such as to work with our competitors on more exclusive or favorable terms or if they themselves become our competitors, our operation may be disrupted.

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

The occurrence, especially in the regions and cities where we have business, of unforeseen or catastrophic events, including the emergence of a pandemic such as COVID-19 or other widespread health emergency, terrorist attacks or natural disasters, could create economic and financial disruptions, lead to operational difficulties that could impair our ability to manage our businesses, and expose our business activities to significant losses. Our management team are principally located in Beijing, PRC and Auckland, New Zealand, U.S. and Singapore. A significant portion of our technology research and development and services, supporting and other teams are based in Beijing, China. Most of our data centers are located in Hong Kong and Beijing, China. Although we have recovery and business continuity plans for our data centers, we cannot guarantee that these plans would be adequate to mitigate the adverse effects to our sustainable operations caused by such unforeseen or catastrophic events. In addition, the major stock exchanges our operations rely on are in the U.S. and Hong Kong. Our operations could also be severely disrupted if the exchanges we operate on were affected by natural disasters, health epidemics or man-caused disasters. An unforeseen or catastrophic event in any of the regions mentioned above could adversely impact our operations. Some measures caused by COVID-19 such as working remotely, travel restrictions and extra health precaution etc. did affect the efficiency of work and several ongoing internal projects in 2020 and 2021; however, our daily operations were not affected as we operated on line and we also increased our resources to mitigate the impact.

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

While we believe that (i) the ownership structures of our VIEs in China and our WFOEs, comply with all existing PRC laws and regulations; and (ii) the contractual arrangements between our WFOEs, our VIEs and their respective shareholders governed by PRC law are valid, binding and enforceable, and in compliance with PRC laws or regulations currently in effect, there are substantial uncertainties regarding the interpretation and application of the existing and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is not consistent with the opinion of the Company and our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of our VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

●	revoking the business licenses and/or any permits held by such entities;
●	discontinuing or placing restrictions or onerous conditions on our activities through any transactions between our WFOEs and our VIEs;
●	imposing fines, confiscating the income from our WFOEs or our VIEs, or imposing other requirements with which we or our VIEs may not be able to comply;
●	requiring us to restructure our ownership structure or activities, including terminating the contractual arrangements with our VIEs and deregistering the equity pledges of our VIEs, which in turn would affect our ability to consolidate, derive economic benefits from, or exert effective control over our VIEs; or
●	restricting or prohibiting our use of the proceeds of our initial public offering and concurrent private placement to finance our business and activities in China.

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

Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law of the PRC and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress adopted the Foreign Investment Law of the PRC, or the FIL, which became effective on January 1, 2020 and replaced the Wholly Foreign-Invested Enterprise Law of the PRC, the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC and the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, together with their implementation rules and ancillary regulations. On December 26, 2019, the State Council published the Implementation Rules of the Foreign Investment Law, or the FIL Implementation Rules, which took effect on January 1, 2020.

The FIL embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For example, the FIL removes all references to the terms of “de facto control” or “contractual control” as defined in the draft published in 2015 by the Ministry of Commerce, or the MOFCOM, and adds a catch-all clause to the definition of “foreign investment” so that foreign investment, by its definition, includes “investments made by foreign investors in China through other means defined by other laws or administrative regulations or provisions promulgated by the State Council” without further elaboration on the meaning of “other means.” The FIL Implementation Rules also remain silent on contractual arrangements. It leaves leeway for the future legislations promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. It is therefore uncertain whether our corporate structure will be seen as violating the foreign investment rules as we are currently leverage the contractual arrangement to operate certain businesses in which foreign investors are prohibited from or restricted to investing.

In addition, the FIL grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. The current Special Administrative Measures for Market Access of Foreign Investment (Negative List) (2020 Edition) was issued by the National Development and Reform Commission, or the NDRC, and the MOFCOM on June 23, 2020 and became effective on July 23, 2020. Furthermore, on December 19, 2020, the NDRC and the MOFCOM jointly issued the Measures for Security Review of Foreign Investment, effective on January 18, 2021, which provides detailed guidance regarding security review of foreign investment that has a potential impact on national security. However, there remain a number of unclear issues under the Measures, including but not limited to its view towards contractual arrangements. As the Measures was only recently issued, there are very few interpretations, implementation guidance or precedents to follow in practice. If future legislations prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangement, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to comply with any of these or similar regulatory compliance requirements could materially and adversely affect our current corporate structure, corporate governance and business operations.

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

All of the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the U.S. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “—Risks Related to Doing Business in China—The legal system of the PRC is not fully developed and there are inherent uncertainties that may affect the protection afforded to us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under the PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration. In addition, under the PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition and enforcement proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIEs, and our ability to conduct our business may be negatively affected.

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

Historically, before we established our offshore holding structure, our PRC operating entity, Beijing Rongke, had established Tiger Technology Corporation Limited, or Tiger Technology, in Hong Kong, which thereafter acquired our New Zealand registered companies, Tiger Brokers (NZ) Limited, and Tiger Holdings Group Limited, or Tiger Holdings. Under the applicable PRC laws and regulations, PRC entities need to obtain approvals from or file with the National Development and Reform Commission, or the NDRC and the Ministry of Commerce, or the MOFCOM, or their local branches before conducting any overseas investments, and are also required to apply for additional approvals or file or make certain amendments if any change occurs to such overseas investments. Beijing Rongke has filed with the relevant branch of the MOFCOM for investing in Tiger Technology, but failed to update such filing for Tiger Technology’s further investments in Tiger Brokers (NZ) Limited and Tiger Holdings. It also failed to file with the NDRC for the overseas investment as required under then effective PRC laws. Failure to conduct such filing procedures may subject us to an order of suspension of Beijing Rongke’s investment in Tiger Technology, and may result in the inability for Beijing Rongke to enjoy relevant policy favors for three years. As of the date of this report, we have not received any rectification requirements or penalties from the NDRC or the MOFCOM. In addition, we have taken certain rectification measures. For instance, we have recently transferred all equity interest in Tiger Brokers (NZ) Limited from Tiger Technology to our Singapore subsidiary, Tiger Fintech (Singapore) Pte. Ltd. for commercial needs, and we are in the process of returning the proceeds to Beijing Rongke and de-registering our filing with MOFCOM and liquidation of Tiger Technology as rectification measures. However, we cannot assure you that these rectifications will fully satisfy the relevant regulatory authorities’ requirements or we will not be subject to investigation or scrutiny from regulators even though we had not yet received any negative opinion or penalty for our historical overseas investments so far. If the NDRC or the MOFCOM imposes any penalties on us or requires us to make any further rectifications, our business and results of operations may be materially and adversely affected.

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

Considering our business arrangement and development plan, we have set up another set of VIE structures and intend the new VIE or its subsidiaries to apply for or hold the value-added telecommunications business license(s) as soon as practical to conduct value-added telecommunications business such as Internet information services. See Item 4.B “Business Overview—Regulations—PRC Regulations Relating to Internet Companies—Regulations on Value-Added Telecommunication Services.” We cannot guarantee that our new VIE, Beijing Yiyi or its subsidiary, will continue or maintain such value-added telecommunications business license due to uncertainties from PRC governmental authorities.

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

In addition, our provision of certain services online may subject us to license requirements in China. For instance, we provide some recorded videos as a way of customer education and occasionally launch other audio-video contents on our platform and our community, which may result in audio-video license requirements from the Ministry of Culture and Tourism, or MCT, or its provincial level branches. We also provide some digital works on our website and APP, which may require online publishing service license issued by the National Radio and Television Administration, or the NRTA, or its provincial level branches. In addition, we reprint some articles related to the stock market on our website and APP, and therefore may be subject to permit and approval requirements from the State Council Information Office. Furthermore, we also need to strictly follow the requirements applicable to online content providers set forth by the relevant regulatory authorities, especially for financial information. See Item 4.B “Business Overview—Regulations—PRC Regulations Relating to Internet Companies—PRC Regulation on Financial Information Services.” Failure to comply with these license or other requirements may subject us to penalties, which may adversely affect our business operations and reputation.

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

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by the SAFE in February 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with the SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted restricted shares, restricted share units or options became subject to these regulations since our company became an overseas listed company. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our wholly foreign-owned subsidiaries in China. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors and employees under PRC law.

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

The audit reports included in this annual report have been prepared by our independent registered public accounting firms whose work are not currently inspected fully by the Public Company Accounting Oversight Board and, as such, you may be deprived of the benefits of such inspection.

Our independent registered public accounting firms that issues the audit reports included in our annual reports filed with the U.S. Securities and Exchange Commission, or the SEC, as auditors of companies that are traded publicly in the United States and firms registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.

Because we have substantial operations within the PRC and the PCAOB is currently unable to conduct inspections of the work of our independent registered public accounting firm as it relates to those operations without the approval of the Chinese authorities, our independent registered public accounting firms are not currently inspected fully by the PCAOB. This lack of PCAOB inspections in the PRC prevents the PCAOB from regularly evaluating our independent registered public accounting firm’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

On May 24, 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. On inspection, it appears that the PCAOB continues to be in discussions with the Mainland China regulators to permit inspections of audit firms that are registered with PCAOB in relation to the audit of Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in this issue. On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the PCAOB’s inability to inspect audit work paper and practices of registered accounting firms in China, with respect to their audit work of U.S. reporting companies. In November 2020, the SEC and the PCAOB issued a third such statement and the SEC staff released disclosure guidance for China-based issuers. However, it remains unclear what further actions the SEC and PCAOB will take and what the impact of any such future actions on Chinese companies listed in the United States will be.

Inspections of other firms that the PCAOB has conducted outside the PRC have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct full inspections of auditors in the PRC makes it more difficult to evaluate the effectiveness of our independent registered public accounting firms’s audit procedures or quality control procedures as compared to auditors outside the PRC that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Additionally, the PCAOB’s inability to inspect in full the work of our independent registered public accounting firms may result in regulatory negative consequences pursuant to U.S. law. On December 18, 2020, the Holding Foreign Companies Accountable Act (the “HFCA”) was signed into law. The HCFA requires the SEC to prohibit the securities of any “covered issuer,” including the Company, from being traded on any of the U.S. securities exchanges, including The Nasdaq Stock Market, or traded “over-the-counter,” if the auditor of the covered issuer’s financial statements is not subject to PCAOB inspection for three consecutive years, beginning in 2021. In the event that the PCAOB is unable to conduct full inspections in China or review audit documentation located within China for three consecutive years, which is subject to a variety of factors outside our control including the approval of Chinese authorities, our ADSs will be delisted from The Nasdaq Stock Market, which will limit the liquidity of our ADSs and our access to U.S. capital markets. The SEC is currently in the process of implementing the requirements of the Act, including through the release of the Interim Final Rule on Holding Foreign Companies Accountable Act Disclosure on March 24, 2021. The HFCA, related SEC rules, and any additional rulemaking efforts to increase U.S. regulatory access to audit information in China, could cause investor uncertainty for affected companies, including us, and the market price of our ADSs could be materially adversely affected.

If the settlement reached between the SEC and the Big Four PRC-based accounting firms (including the Chinese affiliates of our independent registered public accounting firms), concerning the manner in which the SEC may seek access to audit working papers from audits in China of U.S.-listed companies, is not or cannot be performed in a manner acceptable to authorities in China and the United States, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

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

If the Chinese affiliate of our independent registered public accounting firms was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firms to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the Nasdaq Global Select Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings and cash flow;
●	announcements of new product and service offerings, investments, acquisitions, strategic partnerships, joint ventures, or capital commitments by us or our competitors;
●	changes in the performance or market valuation of our company or our competitors;
●	changes in financial estimates by securities analysts;
●	changes in the number of our users and customers;
●	fluctuations in our operating metrics;
●	failures on our part to realize monetization opportunities as expected;
●	additions or departures of our key management and personnel;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;
●	detrimental negative publicity about us, our competitors or our industry;
●	market conditions or regulatory developments affecting us or our industry; and
●	potential litigations or regulatory investigations.

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

We have granted and may grant additional employee share options and other share-based compensation awards in the future. Any additional grant of employee share options and other share-based compensation awards in the future may have a material adverse effect on our results of operations.

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

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. There were 143,603,340 ADSs (equivalent to 2,154,050,096 Class A and Class B ordinary shares) outstanding as of March 31,2021. We may also issue additional options in the future that may be exercised for additional Class A ordinary shares. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

Mr. Tianhua Wu and his family beneficially own all of our issued Class B ordinary shares. As of March 31, 2021, these Class B ordinary shares constitute 13.6% of our total issued and outstanding share capital and 75.8% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. See Item 7.A “Major Shareholders.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control limits holders of our Class A ordinary shares and ADSs ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

As a result of Mr. Tianhua Wu’s control of our Class B ordinary shares, Mr. Wu will effectively control the outcome of shareholder actions in our company and may take actions that might not be beneficial to holders of our Class A ordinary shares or ADSs.

Mr. Tianhua Wu holds the voting rights attached to all of our Class B ordinary shares and to all of the options awarded under the 2018 Share Incentive Plan and 2019 Performance Incentive Plan. As each Class B ordinary share entitles its holder to 20 votes per share, such Class B ordinary shares in the aggregate represent 75.8% of the combined total voting rights in our company. Mr. Wu’s shareholding, in particular the greater voting rights of Class B ordinary shares he holds, gives him the power to control any actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association, and the Nasdaq requirements. Mr. Wu could have sufficient voting rights to determine the outcome of all matters requiring shareholder approval even if he should, at some point in the future, hold considerably less than a majority of the combined total of our outstanding ordinary shares. Mr. Wu’s voting power may prevent a transaction involving a change of control of us, including transactions in which holders of our Class A ordinary shares or ADSs might otherwise receive a premium for securities over the then-current market price. Similarly, Mr. Wu may approve a merger or consolidation of our company which may result in holders of our Class A ordinary shares or ADSs receiving a stake (either in the form of shares, debt obligations or other securities) in the surviving or new consolidated company which may not operate our current business model and dissenter rights may not be available to such holders in such an event.

We are a foreign private issuer under the Exchange Act and therefore are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including but not limited to:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

As a company incorporated in the Cayman Islands with ADSs listed on the Nasdaq Global Select Market, we follow our home country practice instead of Nasdaq requirements that mandate that:

●	the board of directors be comprised of a majority of independent directors;
●	the directors be selected or nominated by a majority of the independent directors or a nomination committee comprised solely of independent directors;
●	the board of directors adopt a formal written charter or board resolution addressing the director nominations process and such related matters as may be required under the U.S. federal securities laws; and
●	the compensation of our executive officers be determined or recommended by a compensation committee comprised solely of independent directors.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum of association and articles of association, the Companies Act of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedents in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like ours have no general rights under the Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have the discretion under our fourth amended and restated articles of association to determine such times and such days that our register and branch register of members, as the case may be, shall be open to inspection by our shareholders or other persons. This may make it more difficult for shareholders to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

We are a Cayman Islands company and a substantial majority of our assets are located outside of the United States. A significant percentage of our current brokerage operations are conducted in New Zealand. In addition, a significant majority of our current directors and officers are nationals and residents of jurisdictions other than the United States. As a result, it may be difficult or impossible for shareholders to bring an action against us or against these individuals in the United States in the event that they believe that their rights have been infringed under the U.S. federal securities laws or otherwise. Even if shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands, New Zealand, China and other jurisdictions where we operate may render them unable to enforce a judgment against our assets or the assets of our directors and officers. There are uncertainties as to whether Cayman Islands courts would:

●	recognize or enforce against us, judgments of courts of the U.S. based on certain civil liability provisions of the U.S. securities laws; and
●	impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of the U.S. securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will under certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

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

Under the deposit agreement for the ADSs, if a holder of our ADSs does not give instructions for voting the Class A ordinary shares underlying their ADSs, the depositary will give us a discretionary proxy to vote those Class A ordinary shares at the shareholders’ meeting unless:

●	we have failed to timely provide the depositary with a notice of meeting and related voting materials;
●	we have instructed the depositary that we do not wish a discretionary proxy to be given;
●	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;
●	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or
●	the voting at the meeting is to be made on a show of hands.

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

Depending upon the value of our ADSs and Class A ordinary shares and the nature and composition of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based on the expected composition of our income and assets and the value of our assets, including goodwill, we do not expect to be a PFIC for the taxable year ending December 31, 2020. Despite our expectation, there can be no assurance that we will not be a PFIC in the current taxable year or any future taxable year as PFIC status is tested each taxable year and will depend on the composition of our assets and income and the value of our assets in each such taxable year.

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

Ningxia Rongke acquired a New Zealand registered financial service provider, Tiger Holdings Group Limited, formerly known as Transaction Holdings (N.I.) Limited, in August 2015, which is currently wholly-owned by one of Ningxia Rongke’s subsidiaries. In August 2016, Ningxia Rongke acquired Tiger Brokers (NZ) Limited,also a registered financial service provider in New Zealand. Substantially all of our revenues were generated from Tiger Holdings Group Limited in 2016 and 2017, and from Tiger Brokers (NZ) Limited in 2018 and 2019. Tiger Brokers (NZ) Limited was known as Top Capital Partners Limited prior to June 2019.

Reorganization, IPO and Acquisition of Marsco

To facilitate foreign investment in our business, starting from early 2018, we began to establish an offshore holding structure for our company. As part of the efforts, we incorporated a Cayman Islands exempted company, UP Fintech Holding Limited, or our Company, as our offshore holding company in January 2018. In February 2018, we established Up Fintech International Limited in Hong Kong, or Up International, as our intermediate holding company, which in turn established our WFOEs, Beijing Bohu, formerly known as Ningxia Xiangshang Yixin Technology Co., LTD, or Ningxia Yixin in May 2018, and Beijing Xiangshang Yixin Technology Co., LTD, or Beijing Yixin, in July 2018.

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

In September 2018, we established JV Uptech Holding Limited in BVI as a holding company to expand our business in Hong Kong. In October 2018, JV Uptech Holding Limited acquired 100% of the equity interests in Kastle Limited, which, in January 2019, was granted a license to carry on trust and company service business in Hong Kong. In January 2019, we entered into an agreement to purchase 100% equity interest of Tung Chi Consulting Limited, a licensed insurance broker in Hong Kong, and the acquisition completed in February 2019.

In March 2019, we completed our initial public offering of 14,950,000 of our ADSs, each representing 15 of our Class A ordinary shares. Concurrently, one of our existing shareholders, IB Global Investments LLC, a member of the Interactive Brokers Group of companies, purchased 13,125,000 Class A ordinary shares in a private placement.

In July 2019, we acquired 100% of the equity interests in Marsco for total consideration of US$9,348,290 in a combination of US$6,348,290 of cash and US$3,000,000 of Class A ordinary shares of the Company. Marsco is a licensed U.S. self-clearing broker-dealer that focuses on empowering self-directed investors with the necessary tools to manage their portfolios. Marsco brings in rich broker dealer experience in execution and clearing.

Recent Developments

In February 2021, we completed a financing transaction in which a group of investors led by an affiliate of Xiaomi Corporation purchased convertible notes in an aggregate principal amount of US$65 million through a private placement. The convertible notes will mature in 2026 unless previously converted.

In April 2021, we completed a financing transaction in which a group of investors purchased convertible notes in an aggregate principal amount of US$90 million through a private placement. The convertible notes will mature in 2026 unless previously converted.

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

Contractual Arrangements with the VIEs and Their Respective Shareholders

We use contractual arrangements to control our VIEs due to restrictions or prohibitions on foreign ownership of Internet technology services and other related businesses in China. According to the Negative List (as defined elsewhere in this report) that took effect on July 23, 2020, the restrictions on the controlling stake of Internet technology service companies still exist, and foreign investments in this business are also restricted by other qualifications and requirements under relevant regulations in China.

Our WFOEs, Beijing Bohu and Beijing Yixin, respectively, have the sole discretion to receive from the relevant VIE an annual service fee at an amount of at least 99% of the respective VIE’s annual net profit. In addition, Beijing Bohu and Beijing Yixin are entitled to receive certain fees for other technical services at the amount mutually agreed upon by Beijing Bohu or Beijing Yixin and the respective VIE. Beijing Bohu and Beijing Yixin did not collect any service fees from our VIEs in the last two fiscal years, and will make discretionary determinations on whether to collect services fees and on the amount of fees to be collected. We do not have unfettered access to Beijing Bohu’s, Beijing Yixin’s and the respective VIEs’ revenues due to PRC legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions, and the restrictions on foreign investment, among others. For more details and risks related to our variable interest entity structure, please see Item 4 “Information on the Company—Contractual Arrangements with Our VIEs and Their Respective Shareholders” and “Item 3.D Risk Factors—Risks Related to Our Corporate Structure.”

As a result of our direct ownership in Beijing Bohu and Beijing Yixin, and the contractual arrangements with the VIEs, we are regarded as the primary beneficiary of our VIEs, and we treat them as our consolidated affiliated entities under U.S. GAAP. We have consolidated the financial results of our VIEs in our consolidated financial statements in accordance with U.S. GAAP.

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

Spouse Consent Letters.    Pursuant to the Spouse Consent Letters dated December 17, 2018, the spouse of each married shareholder of Ningxia Rongke which restated and amended the version dated June 7, 2018, unconditionally and irrevocably agreed not to assert any rights over the equity interest in Ningxia Rongke held by and registered in the name of their spouse. In addition, each of them agreed to be bound by the contractual arrangements described here if the spouse obtains any equity interest in Ningxia Rongke for any reason.

On October 30, 2018, the spouse of each shareholder of Beijing Yiyi signed two Spouse Consent Letters, which contain terms substantially similar to the Spouse Consent Letters described above.

Commitment Letters.    Pursuant to the Commitment Letters dated December 17, 2018, the shareholders of Ningxia Rongke which restated and amended the version dated June 7, 2018, undertake that, when Ningxia Rongke exercises its options under the Exclusive Option Contracts, they will refund, without any conditions, any amount and fees to Ningxia Yixin which exceed the share purchase price provided in the Exclusive Option Contracts.

On October 30, 2018, each of the shareholders of Beijing Yiyi executed a Commitment Letter, which contain terms substantially similar to the Commitment Letters described above.

Agreements that allow us to receive economic benefits from the VIEs

Amended Equity Pledge Contracts.    Pursuant to the Amended Equity Pledge Contract dated April 13, 2021 among Beijing Yixin (previously known as Ningxia Yixin), Beijing Rongke (previously known as Ningxia Rongke) and each shareholder of Beijing Rongke, the shareholders of Beijing Rongke have agreed to pledge 100% of the equity interests in Beijing Rongke for the benefit of Beijing Yixin. In the event of a breach by Beijing Rongke or its any shareholder of contractual obligations under the Amended Equity Pledge Contract, Beijing Yixin , as pledgee, will have the right to dispose of the pledged 100% equity interests in Beijing Rongke and will have priority in receiving the proceeds from such disposal.

The shareholders of Beijing Rongke also undertake that, without prior written consent of Beijing Yixin, they will not dispose of, create or allow any encumbrance on the pledged equity interests and rights. Beijing Rongke further undertakes that, there is no other pledge or any other encumbrance on the assets owned by it that will or is likely to affect Beijing Yixin’s pledged equity interests and rights, including but not limited to any transfer of intellectual property rights or transfer of any asset with a value exceeding RMB0.5 million (except in the ordinary course of business). Beijing Rongke further undertakes that, without the prior written consent of Beijing Yixin, they will not assist or allow any encumbrance to be created on the pledged equity interests. The equity pledge under the Amended Equity Pledge Contract will not be effective until Beijing Rongke and its shareholders complete relevant registration with appropriate government authorities.

On October 30, 2018, Beijing Yixin, Beijing Yiyi and each shareholder of Beijing Yiyi entered into an Equity Pledge Contract, which contains terms substantially similar to the Amended Equity Pledge Contract described above.

We completed the registration of the equity pledge of Beijing Yiyi on December 27, 2018 under the Equity Pledge Contract with the State Administration for Market Regulation in accordance with the PRC Property Rights Law. We are still in the process of registration of the equity pledge of Beijing Rongke.

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

Capital Expenditures and Divestitures

For a description, including the amount invested, of the Company’s principal capital expenditures (including interests in other companies) for the years ended December 31, 2018, 2019 and 2020, see Item 5.B “Liquidity and Capital Resources—Capital Expenditures.”

The Company did not make any material divestitures for the years ended December 31, 2018, 2019 and 2020.

To date, the Company has not made any capital expenditures or divestitures in calendar year 2021 that were not in the ordinary course of business.

More Information

The SEC maintains an internet site that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. The Company’s SEC filings can be found there and on the Company’s website at https://ir.itiger.com/financials/sec-filings.

B.    Business Overview

We are a leading integrated financial technology platform providing cross-market, multi-product investment experience for investors around the world. We primarily operate a one-stop digital brokerage platform, which serves as a gateway for retail and corporate clients. Underpinned by the brokerage services, we have successfully expanded our product offerings to ESOP management, IPO distribution, and asset management and wealth management. These integrated product offerings are highly synergetic and have significantly increased the average revenue per user and customer lifetime value.

We offer comprehensive brokerage services through our integrated single-account structure, which empowers users in trade execution, margin financing and securities lending across different global markets. We also provide value-added services, such as investor education, community engagement and IR platform, all within a few taps or clicks through APP on smartphone, tablet and PC terminals. In addition, we offer ESOP management services to soon-to-be listed and listed companies, which enable them and their employees to manage their equity incentive schemes in a convenient and simplified manner. Moreover, we serve such issuers whom we expect to have a greater chance of cross-selling our IPO distribution services, while retaining such employees with equity incentive awards to trade and invest on our platform. As of December 31, 2020, we had worked with 124 corporate clients on ESOP management services. Furthermore, IPO distribution is also an integral part of our comprehensive services package and is a major focus for our future growth. It not only helps us strengthen our relationship with corporate clients, but also provides IPO subscription opportunities for our retail clients. In 2020, we participated in 28 U.S. IPOs, far exceeding any of our competitors in terms of deal count. In further, we offer ESOP employees and other brokerage customers personalized asset management and wealth management services at competitive prices, such as pre-IPO shares, overseas fund products or bonds, which then lead our users to allocate more of their wealth on our platform.

We take pride in our proprietary and cutting-edge technology. Proprietary technology is the backbone of our continuous innovation. Our All-In-One experience adopted a comprehensive risk methodology enabling users to trade multi-asset classes across different markets in one integrated account. Our agile and scalable infrastructure enables us to enter new markets such as Singapore, Australia and other jurisdictions in a more efficient way. In addition, we distinguish ourselves in the market by moving up to the high-entry-barrier sector of self-clearing in the U.S with acquisition of Marsco in 2019. We have restructured and upgraded the clearing system of Marsco to achieve high business flexibility. In the fourth quarter of 2020, we have self-cleared over 20% of U.S. cash equity trades, far more than that of any other Chinese digital brokerage platforms in terms of volume cleared.

Our IPO underwriting business experienced significant growth in 2020. It is an integral part of our comprehensive services package and is a major focus for our future growth. In 2020, we participated in 28 U.S. IPOs (up from 18 in 2019), in 14 of which the Company’s wholly-owned subsidiary Tiger Brokers (NZ) Limited served as underwriter (up from 12 in 2019) and in 14 of which Tiger Brokers (NZ) Limited or US Tiger Securities, Inc., the Company’s another wholly-owned subsidiary, served as distributor (up from 6 in 2019), far exceeding any of our competitors in terms of deal count. As we continue to accumulate investment banking transaction experience and strengthen our brand image, we expect to further increase our exposure to larger, more complex transactions and our contribution to the underwriting syndicate, which may further improve our results of operations.

We have achieved rapid growth in all business segments. While we primarily generate revenues by charging our customers commission fees for trading of securities, we also earn interest income or financing service fees arising from or related to margin financing and securities borrowing and lending transactions provided by ourselves or third parties to our customers for trading activities, as well as other income from IPO distribution, and asset management and wealth management.

We generate revenues primarily by charging our customers commission fees for trading of securities as well as earning interest income or financing service fees arising from or related to margin financing and securities borrowing and lending transactions provided by ourselves or third parties to our customers for trading activities. Our revenues were US$33.6 million, US$58.7 million and US$138.5 million in 2018, 2019 and 2020, respectively. We recorded net losses of US$44.3 million and US$5.9 million in 2018 and 2019, respectively, and net income of US$19.2 million in 2020. Our revenues in 2018, 2019 and 2020 were mainly generated in New Zealand, PRC and the U.S. Our New Zealand subsidiary has contributed over 88.8% of total revenues for the year ended December 31, 2020.

Our Strategies

Harnessing our comprehensive product offerings and proprietary cutting-edge technology, we are well positioned to meet the distinct needs of global investors and capitalize on the structural advantages inherent in the broader macro trends: online migration, booming retail participation and rising private wealth, each of these secular trends bolsters the growth of online investing and our business.

We intend to strengthen our competitive position and proactively grow our business by pursuing the following strategies:

Expand internationally to serve investors around the world

We plan to leverage our first-mover advantage to seize opportunities in the digital brokerage sector. Through our highly extensible and scalable technology platform, we intend to leverage our proven track record and experience of global expansion and deep local market insights to broaden our foothold and gain market share in selective markets. We will opportunistically evaluate and pursue licenses or acquisitions to enhance our offerings and accelerate growth objectives in existing or new product verticals.

Broaden and capitalize on our customer base

We intend to acquire new customers and deepen our relationship with existing customers. We operate in a rapidly growing industry with tremendous upsizing potential, which presents significant opportunities for us to attract new customers. As we continue to make strides in expanding into new geographies and verticals, we strive to enlarge our customer base through strengthening brand equity, word-of-mouth referrals, as well as a dynamic and effective marketing strategy.

We grow with our customers as their investment needs evolve with adoption of more products and services on our platform. We intend to develop a robust long-term customer relationship which helps us deepen investor engagement and retention, and increase relationship balance overtime. To achieve this, we will continue to invest in enhancing user experience and optimizing product offerings of our platform, and foster our online investor community with high-quality, differentiated contents.

As we introduce our users to a wider investment world, we grow with them. We will continue to serve as a lifetime investment companion to our users through enhanced contents and tools, optimized platform features and incentive schemes that allow users to better trade, learn, practice, communicate, share and harvest with us. We have an expansive base of high-quality corporate clientele which are highly synergetic to a number of our businesses such as brokerage and margin financing. To this end, we will continue to grow institutional client base through an array of holistic, differentiated corporate offerings across ESOP management, IPO distribution and other value-added services.

We will continue to foster the deep connection between our retail and corporate clients and leverage the powerful flywheel inherent in our business model to accelerate growth and crystalize operating synergies. Through our comprehensive service matrix that educates and nurtures users on our IR platform, and proactively initiates interactive events and campaigns for listed companies and investors, we will continue to bridge communication between our retail and corporate clients, and in turn enhance customer conversion and engagement overtime.

Extend the breadth and depth of our offerings

Our business thrives on constant expansion and relentless innovation of products and services. We will solidify our position as the platform of choice for online investing to customers of all types throughout economic cycles.

We intend to continue focusing on a comprehensive and diversified suite of offerings to encompass:

●	Cross-market, multi-product investment experiences and product capabilities, including local-market equities, fund products and new economy investment assets; and
●	Innovative investing tools that leverage our strong product know-how to offer fund selection and portfolio construction not only to our customers, but also to our corporate clients to enable better services to their own clients.

We intend to grow asset management and wealth management services through deepening relationships with product providers, while at the same time enhancing product innovation and portfolio construction capabilities, which allow us to offer more robust product matching and customization with greater transparency. In particular, we aim to further increase and diversify investment products available on our platform and to enhance our research and investment expertise to increase the competitiveness of our asset management and wealth management services. We also aim to provide asset management and wealth management services to a greater number of high net worth individuals as well as institutional and corporate customers. We will also continue to engage in product innovation and content enrichment through our strong and proven R&D capabilities.

Strengthening investment in core infrastructure and technology

To cement our technology leadership in the industry, we are committed to continuous investment in enhancing reliability, functionality, scalability and performance of our proprietary technology system. For example, we have adopted a hybrid cloud infrastructure around the world, which allows us to retain flexibility while ensuring security, via a public cloud for conducting non-sensitive information and a private cloud for processing and storing business-critical data. We will seek to partner with leading cloud service providers to maintain and enhance the agility of our technology infrastructure.

We will continue to invest in core infrastructure to strengthen our front-to-back technology and support foray into new capabilities and markets. We aim to further improve user experience by modularizing our apps, which allows us to achieve high reusability and quality, while at the same time maintaining flexibility to tailor particular modules to fit the needs of our cross-cultural customers. We will continue to enhance our technology in order management, algo trade, risk control and market access. Following our strategic acquisition of Marsco in 2019, we have restructured and upgraded its clearing system to achieve high business flexibility, and will continue to invest in the development of our self-clearing capabilities in the US and other markets in the future.

We will further develop AI, big data and algorithmic capabilities to optimize our value propositions and improve operating efficiency, including:

●	Continuous investment into our advanced data warehouse and user profiling systems to empower marketing intelligence, which allows us to optimize customer experience through more personalized product offerings and recommendations, and enhancing user engagement and retention via our persistent focus on precise client management, customer profiling and labelling;
●	Integrating artificial intelligence and quantitative modelling tools into our platform, therefore making our platform increasingly smart and agile when offering financial advisory and portfolio construction to our customers; and

●	Continuous cost optimization and improvement of operating efficiency through process automation.

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

The aggregate trading volume amounted to US$65.4 billion during the fourth quarter of 2020. Below is the table of the operating data as of the dates or for the periods indicated.

	As of and for the Three Months Ended
	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2018	2018	2018	2018	2019	2019	2019	2019	2020	2020	2020	2020
Number of customer accounts (in thousands)	265.4	321.1	456.4	502.4	534.0	576.9	606.7	649.0	743.3	833.9	975.6	1,104.1
Number of customers with deposits (in thousands)	51.2	59.8	75.5	81.6	87.6	95.0	101.9	113.2	134.1	167.8	214.7	258.7
Number of trading customers (in thousands)	46.6	53.6	69.2	76.2	81.8	88.9	93.3	98.9	114.4	140.1	182.3	222.0
Total account balance(1)(3) (in US$millions)	2,183.6	2,033.5	2,576.4	2,357.0	3,057.0	3,557.1	3,789.2	5,051.6	5,493.9	8,283.1	10,915.7	15,956.9
Trading volume(3) (in US$millions)	28,302.6	21,395.3	32,628.3	36,895.2	27,862.8	24,370.0	25,760.8	21,799.6	44,109.9	46,755.7	62,810.7	65,449.4
Daily average trading volume(2)(3) (in US$millions)	464.0	345.1	526.3	542.6	456.8	386.8	402.5	340.6	711.5	742.2	981.4	1,022.6

Notes:

(1) Represents the total balance of all customers’ deposits on our platform as of the respective date.

(2) Calculated based on the average number of trading days during the period of the U.S. and Hong Kong exchanges.

(3) As of December 31, 2020, 187,247 of our customers had conducted at least one trading transaction on our platform in the preceding 12 months

(4) Translated at a rate of most applicable market rate as of each period end for total account balance and average exchange rate of each quarter for trading volume.

Trading Platform Interface

The user interface of our trading platform compartmentalizes services into five major functions: markets, community, discover, trade and account.

●	Markets. The markets function is an information terminal that helps customers keep track of current and historical market data including real-time prices, historical prices, alerts, financial filings, company profiles and third-party analysis.
●	Community. The community function is where users can read and post opinions on markets and securities.
●	Discover. The discover function is a comprehensive suite of investor education tools including popular stock picks and short videos on trading fundamentals that impart valuable trading knowledge to our customers.
●	Trade. The trade function enables customers to place trading orders and to execute orders over a safe and fast environment.
●	Account. The account management function allows users to review and revise their personal information, manage their funds and rewards, and communicate with customer representatives.

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

Under the consolidated accounts, our customers only open accounts and place trades with our platform. We are responsible for the “know your client”, or KYC, and anti-money laundering, or AML, procedures including customer identity verification, account approval and disapproval, record keeping, monitoring and supervision of the accounts and other compliance functions, which are no less stringent than the procedures performed for fully disclosed account customers. We work with Interactive Brokers primarily, as well as other agents and our subsidiary Marsco for order execution, clearing and settlement services. Consolidated accounts offer more functions, products and services than fully disclosed accounts, such as innovative financial instruments. With our advanced technology and third party database, the account opening process for consolidated accounts is more efficient and smooth.

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

Pursuant to the agreement with our primary clearing agent, Interactive Brokers, we receive a portion of commission fees paid by our customers every time Interactive Brokers executes and clears a trade order. For consolidated accounts, we receive commission and pay a pre-determined portion to Interactive Brokers and other clearing partners as execution and clearing fees. In the meantime, we also use Marsco, one of our subsidiaries with clearing license to execute and clear client trades and pay a pre-determined portion to corresponding clearing counterparties. For fully disclosed accounts, every time Interactive Brokers executes and clears a trade, it collects the commission, deducts the execution and clearing fees and returns the rest of the commission fees to us.

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

Products and services	Our pricing terms	Other fees and expenses
U.S. stocks on Nasdaq and NYSE(1)	Commissions: US$0.0039 per share subject to a minimum charge of US$0.99 per transaction	Applicable regulatory fees and transaction fees charged by the SEC and other third-party institutions
Technical service fees: US$0.004 per share subject to a minimum charge of US$1.00 per transaction
Hong Kong stocks on HKEX(1)	Commissions: 0.029% of trading volume	Applicable transaction fees charged by HKEX and stamp tax charged by the Hong Kong SAR government
Technical service fees: HK$15
U.S. stock options	Commissions: US$0.65 per contract subject to a minimum charge of US$1.99 per transaction	Other fees primarily include options regulatory fees charged by exchanges, transaction fees charged by the FINRA and clearing fees charged by the Options Clearing Corporation
Technical service fees: US$0.3 per contract subject to a minimum charge of US$0.99 per transaction
Hong Kong stock options	Commissions: 0.2% of trading volume, subject to a minimum charge of HK$3 per transaction	Applicable transaction fees charged by HKEX
Technical service fees: HK$15
Financing loans	Annualized interest rate for loans in USD to customers(3): from 3.250% to 4.070% depending on trading volume	N/A
Annualized interest rate for loans in HKD to customers(3): from 4.000% to 5.000% depending on trading volume

Notes:

(1) Only apply to customers who opened accounts after June 3, 2019.

(2) New customers from certain of our revenue-sharing model partners are not entitled to this pricing term.

(3) Annualized interest rates effective since April 25, 2021. Interest rates are subject to change in accordance with market conditions.

(4) Interest rates are subject to change in accordance with market conditions.

Institutional and Corporate Services

In 2020, we continued to expand a number of innovative services in order to attract new customers as well as to serve existing customers whom we expect to have a greater chance of cross-selling products or services. We provide ESOP management services to soon-to-be listed and listed companies which enable them and their employees to manage their equity incentive schemes in a convenient and simplified manner. Our customer representatives work together with these companies to build a repository of equity incentive awards in our proprietary ESOP management system. We then help companies manage the vesting and exercise of their equity incentive awards as well as educating company employees about ESOP. Overall, we have worked with over 124 corporate clients by the end of the year of 2020, including 35 new clients added in the fourth quarter of 2020.

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

Our IPO underwriting business experienced significant growth in 2020. It is an integral part of our comprehensive services package and is a major focus for our future growth. In 2020, we participated in 28 U.S. IPOs (up from 18 in 2019), in 14 of which the Company’s wholly-owned subsidiary Tiger Brokers (NZ) Limited served as underwriter (up from 12 in 2019) and in 14 of which Tiger Brokers (NZ) Limited or US Tiger Securities, Inc., the Company’s another wholly-owned subsidiary, served as distributor (up from 6 in 2019), far exceeding any of our competitors in terms of deal count. As we continue to accumulate investment banking transaction experience and strengthen our brand image, we expect to further increase our exposure to larger, more complex transactions and our contribution to the underwriting syndicate, which may further improve our results of operations.

Furthermore, we provide investor relations service to issuers, to help companies manage their ongoing relationships with shareholders, including comprehensive stock data and corporate information via our investor-facing homepage, investor education, community events, video broadcasting and others.

Margin Financing and Securities Lending Services

Our margin financing and securities lending services provide real-time, cross-market securities-backed financing to our clients. We have grown these services rapidly since introduction, a reflection, we believe, of both our ability to cross-sell as well as our clients’ receptivity to increasingly sophisticated investing tools delivered seamlessly.

We currently offer margin financing to clients who trade securities listed on the Hong Kong Stock Exchange, Singapore Exchange and the major stock exchanges in the U.S. as well as qualified securities under the Hong Kong, Shanghai and Shenzhen Stock Connect. All financing extended to our clients is secured by acceptable securities pledged to us. Our trading system can automatically pledge cross-market account assets so that the value in a client’s multiple trading accounts, which may include cash in different currencies and acceptable securities listed on these markets, will be aggregated when calculating the value of the client’s collateral. In particular, this provides significant efficiencies as it eliminates the costs and procedures involved in cross-market currency translation or exchange.

Our clients are eligible for margin financing services when they hold securities that are acceptable as pledges to us in their accounts. The credit line for each eligible client is determined based on the securities across all of his or her trading accounts. The margin financing services for eligible margin financing clients are activated automatically, when the funds in their accounts are not sufficient to purchase the desired securities and there is still sufficient balance in their credit lines.

A list of securities acceptable as collateral to us and their respective margin ratios are regularly updated and shared with our clients. Our risk management team determines the margin ratio for each of the acceptable securities based on the trading frequency, fundamentals, historical price fluctuations and general market volatility. We also reference the financing terms of major financial institutions in establishing our margin ratios, and we typically find our margin ratios to be equal or higher. We believe this has differentiated our prudent risk controls. Our margin ratios are monitored in real-time and our risk management team reviews and adjusts the margin ratio for each acceptable security on a regular basis and more frequently in the case of a significant and rapid price decline.

For clients who trade securities listed on the major stock exchanges in Hong Kong, Singapore and the U.S., we offer securities lending services by lending securities we obtain from our securities lending partner. This service allows our clients to pursue short-selling strategies. To borrow securities, our clients must pledge cash or acceptable securities from in-house trading accounts. When we launched our margin financing business, we financed mostly from our own working capital and retained earnings. We have diversified the source of our financing through collaboration with our financial institution partners where we can combine collateral from our clients into portfolios and pledge the portfolios to financial institutions for commercial loans.

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

Our first proprietary ETF product UP Fintech China-U.S. Internet Titans ETF was launched in November 2018 and closed in November 2020.

In late 2019, the Company added another wealth management feature, “Cash Plus”, to its trading platform, Tiger Trade. This cash management service provides clients with high liquidity and steady interest, and allowing clients to enjoy appreciation on their idle cash. By integrating Cash Plus into Tiger Trade’s platform, investors may manage their assets and build wealth with just a few clicks.

We recently launched our “Fund Mall” where our clients may choose from nearly 100 funds and invest in new asset management products. Fund Mall lets investors create diversified portfolios tailored to their specific needs. The launch of the Fund Mall represented an important step forward in the Company’s strategy to enrich its wealth management offerings. Investors may subscribe to and redeem a wide variety of mutual funds in the Fund Mall with Tiger Trade’s all-in-one account, adding easy and instant diversification to their portfolios without having to open a separate, non-linked account.

Complementary Services

We believe that a key attraction of our trading platform is the complementary services we embed in our trading platform’s functions. The major complementary services are market information, community engagement, investor education and simulated trading, which work together to help our customers make informed investment decisions.

●	Market information. We provide comprehensive market information to our customers, including real-time price quotes from various exchanges and international markets, technical indicators and macroeconomic data. Our customers can either select market information by browsing under the exchanges they are interested in researching or using the search function to find a specific security.

●	Community engagement. We have built our “Tiger Community” consisting of live discussion boards for our customers to communicate with our community team and among themselves regarding market trends, investment opportunities and other related topics. Discussion boards are broken down into hot topics that are tailored to major market events and editors’ picks representing substantive and analytical posts that add value to the investor community.
●	Investor education. We have developed “Tiger Education,” which is a set of educational programs designed to target customers with a variety of experience levels trading in stocks and other financial instruments. Our educational programs include basic rules and processes of trading, fundamental analysis methods and technical analysis methods. We offer online lectures and live video programs produced in-house covering a variety of topics.
●	Simulated trading. We enable users who have signed up on our trading platform to practice their stock-picking and trading skills without actually investing any money. Users can log on, set up a paper account and use a predetermined amount of simulated funds to make simulated investments.

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

As of December 31, 2020, the aggregate of account balance amounted to US$16.0 billion. Our customers can open and activate trading accounts through our APP which can be downloaded for free from APP stores or through our website. After filling in personal information online, our customers are required to complete a series of questions and upload various documents to verify their identity and assess potential risks.

We have experienced significant growth in both number of customers and trading volume due to our reliable and secure trading platform, comprehensive brokerage and value-added services and superior user experience. The total customer accounts increased from 18,697 as of March 31, 2016 to 1,104,113 as of December 31, 2020, representing a compounded quarterly growth rate of 44.9%. The daily average trading volume increased from US$22.7 million during the first quarter of 2016 to US$1,022.6 million during the fourth quarter of 2020, representing a compounded quarterly growth rate of 41.4%.

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

We focus on investing in cost-effective marketing initiatives and regularly evaluating the effectiveness of various marketing channels to optimize the allocation of our marketing resources. All customer acquisitions are tracked and analyzed based on profitability on a regular basis so that adjustments can quickly be made to our marketing efforts. We focus on continuously improving the quality of our products and services as we believe satisfied customers are more likely to recommend our trading platform to other potential customers. We incurred marketing and branding expenses of US$10.5 million, US$7.1 million and US$15.9 million in 2018, 2019 and 2020, respectively, accounting for 31.4%, 12.1% and 11.5%, respectively, of total revenues for the same periods.

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

Customer Support

We take pride in the level and quality of customer services we provide. We have a dedicated team of customer support personnel that handles customer inquiries about our trading platform via phone call and online message. Our business and customer support team consisted of 162 employees as of December 31, 2020 and operates for around 20 hours every trading day to serve our customers across the world.

We implement stringent internal policies and training programs regulating how our customer representatives communicate with and serve our customers. Our compliance team also regularly monitors communications between our customer representatives and customers to maximize the level of satisfaction from our customers.

Our Technology and Infrastructure

Our proprietary technology is critical to our goal of providing the most user-friendly trading experience at the best value to our customers. Over the past five years, we have developed an integrated trading platform to create an efficient conduit for the global flow of capital across securities on electronic exchanges around the world, while at the same time maintaining one of the lowest fee schemes in the industry. We strongly believe in developing and continuing to enhance our proprietary technology to adapt quickly to the changing environment and regulatory change of our industry and to take advantage of opportunities presented by new exchanges or new product lines ahead of our competitors.

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

●	High availability. Our back-end system supports an infrastructure and application architecture with high-level SLA which guarantees that our customers can connect and trade at any time to avoid missing any fleeting opportunities in the market.
●	High reliability. It provides high accuracy in user data and market data, supported by both real-time and off-line calculations.
●	Security. Our system empowers systemized security measures such as strong encryption and two-factor authentication, in addition to disaster recovery and business continuity plans.
●	High performance and extensibility. It is able to handle millions of real time data at the peak, while supporting order execution and settlement with high throughput; enhanced to improve capacity for handling an increased load; and designed for easy modification, allowing us to increase system features, functions and capabilities efficiently.
●	Low latency. Our system boasts dedicated relay networks and system optimization tools that reduce end-to-end latency from customer trade orders to the various exchanges.

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

CRM System

Our CRM system is the core IT system for customer development and support. Our CRM system allows us to centrally monitor and supervise customer communications, manage relationships with customers, and analyze important customer data:

●	Customer communications. Our CRM system is integrated with our phone calls and online messaging systems, which assists customer representatives to anticipate and solve questions for our customers as they can access customer information and data from the CRM system while communicating with customers.
●	Customer relationship management. Our CRM system also facilitates the management of account opening procedure, account status update, collection of customer complaints and other customer activities. Through the CRM system, our customer representatives can access customers’ communication history, their platform usage records and trading records.
●	Customer analysis. Through our CRM system, we can analyze our customer’s communication history and trading records to enhance our operational efficiency.

Research and Development

We develop our proprietary trading platform, back-end technology and CRM system internally and consider our expertise in the rapid development and deployment of new trading technology as one of our core strengths. We have a team of experienced engineers. The supervisors in charge of our research and technology department all graduated from prestigious universities and worked at well-established Internet and software companies before joining us. As of December 31, 2020, our research and development department consisted of 274 engineers and technicians. Substantially all of them have a bachelor’s degree or above.

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

Customer-Related Risks

We interact with customers on a daily basis, exposing us to risks of customers conducting money laundering activities, fraud and other financial crimes. We therefore implement rigorous KYC and AML measures to compile and periodically update customer profiles and to monitor activities. Once customers make deposits, we adopt the following safeguards to protect our customers’ assets:

●	Segregation of customer and internal funds. We segregate all customer funds from our internal funds in accounts with a few reputable banks in New Zealand and the U.S. for consolidated accounts. We perform a detailed reconciliation of our customers’ funds on a regular basis to ensure that such funds are properly segregated.
●	Regulatory compliance. We are currently authorized and accredited as a NZX investment advisory firm in New Zealand. Our subsidiary, Wealthn LLC, is a registered investment advisor and an NFA member as well as commodity pool operator and registered commodity trading advisor in the United States. Our subsidiaries, both US Tiger Securities, Inc. and Marsco Investment Corporation, are registered broker-dealers with the SEC and a member of FINRA and SIPC in the United States. Our Australian subsidiary, Fleming, holds an Australian financial services license. Our Hong Kong subsidiaries, Kastle Limited and Tung Chi Consulting Limited, are a licensed trust and company service provider and a licensed insurance broker respectively. For consolidated accounts, we carry out customer due diligence of our customers before establishing any relationship or conducting any transaction, pursuant to the anti-money laundering rules and regulations in New Zealand. See Item 3.D “Risk Factors—Risks Related to Our Business and Industry—We face risks related to our status as an anti-money laundering reporting entity in New Zealand and if the Financial Markets Authority finds fault with our AMLCFT programs and engages in enforcement actions against us, our business and reputation may be adversely affected.” We, as well as our clearing agents, conduct ongoing customer due diligence and account monitoring as well as other internal controls procedures to comply strictly with applicable rules in relevant jurisdictions. For fully disclosed accounts, our primary clearing agent Interactive Brokers takes the main responsibilities of verifying customers’ identities and other regulatory compliance in the United States.
●	Transfer of customer funds in real name. We generally require funds to be transferred in and out of customers’ own bank accounts in order to reduce the risk of funds flowing into bank accounts of any unrelated third parties. This means that, with limited exceptions, a customer’s trade account name must be the same as his or her bank account name to facilitate any fund transfer. Such measure not only reduces the risk of fraudulent transfer of customer funds into third-party accounts but also minimizes money laundering activities as well as potential violation of foreign exchange regulations in China.
●	Tiger Verification. We developed a proprietary Tiger Verification APP in August 2018 that works together with our trading platform to increase the security of customer accounts. Before customers complete transactions, they can enter their passwords and codes generated from Tiger Verification to verify their transactions.

Trading-Related Risks

We are exposed to various trading-related risks arising from our brokerage operations, primarily market risk from financial market volatility and liquidity risk from inability to meet cash flow needs and regulatory requirements. Our management and risk management team work closely together to monitor our risk exposures throughout the day. We implement risk management measures for each of the major trading-related risks as follows:

●	Market risk. Market risk is the risk of loss incurred from adverse market movements. The primary market risk factor to which we are exposed is the fluctuation of trading volume. As a part of our risk management system, we plan to diversify our business to increase the products and services we offer under our asset management services as well as institutional and corporate services.
●	Liquidity risk. Liquidity risk is the risk of losses resulting from the inability to meet current and future cash flow needs. We are required to comply with the NZX’s capital adequacy requirements, by which our financial health is measured by assessing our liquidity against the risks we are exposed to. At all times our New Zealand subsidiary, Tiger Brokers (NZ) Limited, must maintain the net tangible current assets, or the NTCA, at a level equal to, or greater than, the prescribed minimum capital adequacy, or the PMCA, which shall be the higher of: (a) the minimum NTCA of NZ$0.5 million or (b) the total risk requirement, or the TRR. At the end of each business day we calculate and record (a) the NTCA; (b) the TRR; and (c) the surplus and ratio that the NTCA over the PMCA. US Tiger Securities, Inc. and Marsco Investment Corporation must comply with the SEC’s net capital requirements, by which its current financial health is measured by assessing its liquidity against the risks where it has exposure. At all times US Tiger Securities, Inc. and Marsco Investment Corporation must maintain the net capital requirements, at a level equal to, or greater than, the prescribed minimum capital. US Tiger Securities, Inc. and Marsco Investment Corporation must maintain a minimum net capital requirement in compliance with the SEC Rule 15c3-1 as well as comply with the SEC Rule 17a-11 and the “early warning levels” for net capital requirements contained therein. Tiger Brokers (Singapore) Pte Ltd (“Tiger Brokers SG”) is a capital markets services license holder under the Securities and Futures Act, Chapter 289 of Singapore (the "SFA") for (I) dealing in capital markets products that are securities, collective investment schemes, and exchange-traded derivatives contracts; (II) product financing; and (III) providing custodial services, and an exempt financial adviser under the Financial Advisers Act, Chapter 110 of Singapore (the FAA) for advising on investment products and issuing or promulgating analyses/reports on investment products that are securities, collective investment schemes, and exchange-traded derivatives contracts. It is also currently in the process of applying for a licence under the Payment Services Act 2019, has not commenced any business in any "payment services" as defined under that Act. It is subject to regulation by the Monetary Authority of Singapore (“MAS”). Under the SFA, there is a requirement to maintain sufficient capital (“CAR”) as part of its condition to operate the business in Singapore. CAR is calculated using a risk-based capital approach. For Tiger Brokers SG, the minimum base capital requirement is SGD 1 million and, in addition, the firm is required to analyze its operational risk and determine further capital requirement according to the risk the business faces. Its financial resources (which definition includes its base capital) cannot fall below its total risk requirement (i.e. the amount required to address risks arising from its activities), and in the case that its financial resources fall below 120% of its total risk requirement, it is required to immediately notify the MAS of this fact.
●	Credit risk. The main credit risk is the risk exposure related to the margin financing we extend to our clients. Margin financing is generally secured by securities in the customers’ accounts, but associated credit risk can be heightened during periods of market volatility, low market liquidity and over-concentration of certain securities. During such times, customers who utilize margin financing and who have collateralized their obligations with securities may find their securities portfolio rapidly depreciating in value and may not be sufficient to cover their credit obligations even after fully liquidating their portfolio. We are also exposed to credit risk when our customers execute transactions, such as securities borrowing and lending that can also expose them to risk beyond their invested capital. We have a comprehensive policy implemented to assess and monitor the suitability of investors to engage in the trading activities that we offer. Our credit exposure is to a great extent mitigated by our policy of credit assessment and automatic evaluation of each account throughout the trading day and closing out positions automatically or disabling further trading for accounts that are found to be under-margined.

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

As of March 31, 2021, we had obtained 10 design patents and had submitted 31 additional patent applications in China. As of March 31, 2021, we had registered over 200 trademarks and had about 40 additional trademark applications in China. We had also obtained trademarks in jurisdictions such as Hong Kong, Singapore, Malaysia, EU, Indonesia, India, Philippines, Thailand, Australia and New Zealand, and submitted trademark applications in various jurisdictions. As of March 31, 2021, we had registered about 60 software copyrights and 5 artwork copyrights in China.

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

Regulation

This section summarizes the principal New Zealand, U.S., PRC, Singapore, Australia and Hong Kong laws and regulations relevant to our business and operations.

New Zealand Regulations Relating to Securities and Futures Brokerage Business

Operational Rules of the Exchanges on Which We Operate

Top Capital Partners, which changed its name to Tiger Brokers (NZ) Limited in June 2019, was accredited as a participant firm of the New Zealand Stock Exchange, or NZX on January 18, 2017. Tiger Brokers (NZ) Limited is required to comply with the operational rules of the NZX to engage in online trading services business. The NZX’s markets are operated under a “self-regulating organization” model, or the SRO model. This means that the NZX is both an operator and regulator of markets. As an SRO, the NZX has key regulatory functions in respect of the operation of the NZX’s markets. It regulates market conduct, makes market rules and policies and works with the FMA as a co-regulator under the Financial Markets Conduct Act 2013(FMCA) in relation to continuous disclosure, market manipulation and insider trading. NZX’s regulatory functions are performed by NZX Regulation Limited (NZ RegCo), a separate, independently governed entity. All regulatory decision-making has been delegated by NZX to the NZ RegCo Board and NZ RegCo management.

The operational rules of the NZX are published in the NZX Participant Rules, or the Rules. Upon designating a company, firm, organization or partnership as a “Market Participant” as defined below, the Rules form a binding contract between that Market Participant and the NZX. The term “Market Participant” means a participant in the securities markets provided by the NZX who has been accredited and approved by the NZX. An NZX advising firm means a Market Participant that has been authorized and accredited by the NZX as a NZX advising firm for the purpose of providing investment advice and/or investment recommendations, with respect to transactions in the NZX listed products. Tiger Brokers (NZ) Limited has been designated a Market Participant and a NZX Advising Firm under the Rules. As described further below, those designations were suspended on July 1, 2020 and remain suspended.

To comply with the Rules, Tiger Brokers (NZ) Limited has appointed an individual to be its managing principal. The managing principal must be an individual who has been designated and approved by the NZX. The managing principal is responsible for ensuring that Tiger Brokers (NZ) Limited complies on an ongoing basis with all applicable Rules, any directions issued from time to time by the NZX and that the business observes the good broking practice defined in the Rules.

Pursuant to the Rules, Tiger Brokers (NZ) Limited is also required to appoint a compliance manager, who is accountable to the managing principal for overseeing the effective control of the firm’s broking business, ensuring compliance with the Rules and reporting all breaches and suspected breaches of the Rules.

Rule 5.11.1 requires that Tiger Brokers (NZ) Limited, as an NZX Advising Firm, has in place a trading agreement with a Trading Participant, through which Tiger Brokers (NZ) Limited is able to execute on-market client orders in securities quoted on the NZX Main Board and Debt Market. Since 1 April 2020, Tiger Brokers (NZ) Limited has not had in place a trading agreement as required by the Rules and has been unable to execute client orders on NZX’s markets. Consequently, July 1, 2020, NZX Regulation announced that it exercised its powers under NZX Participant Rule 21.10 to suspend the accreditation of Tiger Brokers (NZ) Limited as an NZX Advising Firm, until further notice. Tiger Brokers (NZ) Limited remains subject to all of its obligations under the Rules during the period of suspension, including in relation to its capital adequacy and client asset obligations. This suspension does not affect the ability of Tiger Brokers (NZ) Limited to accept client deposits and execute orders on offshore markets. NZ RegCo has required Tiger Brokers (NZ) Limited to apply by May 5, 2021 to have its suspension lifted, and has stated it will commence a process seeking to revoke Tiger Brokers (NZ) Limited's status as a NZX Advising Firm and Market Participant if Tiger Brokers (NZ) Limited does not meet the application criteria.

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

If the NZX considers that adverse market conduct warrants investigation, it will refer that matter to Participant Compliance and/or the Financial Markets Authority for investigation. Suspected breaches are actively investigated and may lead to action in accordance with the NZX policy on regulation enforcement. A variety of enforcement tools exist, depending on the circumstances and the regulatory outcomes sought. For example:

●	Referral to the NZMDT: The NZ RegCo may refer the matter to the New Zealand Markets Disciplinary Tribunal, or the NZMDT. This tool is available to NZ RegCo in relation to all the alleged NZX market rule breaches. Referrals to the NZMDT are likely to be made for breaches of the NZX’s enforcement priorities or if it is necessary to get additional guidance from the NZMDT in relation to the interpretation of a market rule.
●	Issue Infringement Notices: The NZ RegCo may issue infringement notices to issuers and participants. Infringement fees cannot exceed NZ$10,000.
●	Directions letter: The NZ RegCo may issue a “directions” letter noting the breach and requiring the issuer or participant to do specified things to comply with the Rules.
●	Impose additional requirements: TheNZ RegCo may impose additional requirements on a participant or issuer. This tool is likely to be used where the NZX Regulation considers it would assist the participant or issuer to comply with the market rules or to address a particular risk to investors or customers.
●	Participant suspension/revocation: The NZ RegCo may suspend or revoke a firm’s designation as a Market Participant. This tool is more likely to be used for very serious breaches, repeated breaches, or if it is in the best interests of the market to take such action.
●	Referral to the FMA: TheNZ RegCo may refer the matter to the FMA for investigation, if the matter is also one where the FMA has jurisdiction to enforce a party’s obligations.

Rules for Trading

The key principles that the NZX considers underpin Market Participants’ role in trading conduct are: (i) conflicts of interests must be appropriately managed; (ii) Market Participants should always place the interests of their customers before their own interests; (iii) markets should be fair, orderly and transparent; (iv) Market Participants should have systems and controls in place in order to meet their requirements under the NZX’s Rules and legislation; and (v) Market Participants should follow the good broking practices.

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

The NZX requires that Market Participants have policies and procedures in place for detecting and reporting all instances of suspected insider trading. NZX refers trading that may be indicative of insider trading to the FMA, the regulator responsible for enforcing the insider trading prohibitions in legislation. The Market Participants must also have policies and procedures in place that detect and deter market manipulation. Manipulative conduct can either directly influence the price or appearance of trading in a financial product through the transactions undertaken, or indirectly influence the price of another asset or investment. The NZX prescribes a series of considerations which should be taken into account when evaluating whether market manipulation has occurred or is being attempted. The NZX places restrictions upon employee share trading and requires that all employees and their immediate family and close associates, referred to the in Rules as “prescribed persons,” must obtain written authority before an order is placed by or on their behalf. Each employee and prescribed person is required to hold all Securities purchased or allotted for a minimum period of 10 business days, or the holding period, from and including the date of purchase or allotment.

Each Market Participant must maintain an appropriate audit trail for all orders. This should include order/deal tickets, written order confirmations, copies of electronic instructions such as e-mail and the electronic order record on the order entry system. In each case this audit trail is to include the information stated in the Rules.

Each Market Participant must have adequate arrangements for the management of conflicts of interest that may arise in relation to its business and must have written conflict management procedures in place to identify and manage any conflicts of interest which may arise between the Market Participant, its employees, directors and/or any customer. These procedures must provide that conflicts of interest between the Market Participant, its employees, independent directors, close associates of these people, or the Prescribed Persons, and/or any customer of the Market Participant are, where legally permitted, disclosed to any person to whom the Market Participant provides investment advice and/or investment recommendations in a way that ensures the person is treated fairly. The NZX may request to see the written conflict management procedures of a Market Participant and evidence of compliance with these requirements, including, but not limited to, the analysis of whether a conflict exists and the nature of disclosures made where a conflict does exist.

Rules for Risk Control

The NZX rules require that customer assets must not be placed at risk from the Market Participant’s own business activities and all steps must be taken necessary to properly protect assets held on behalf of a customer and ensure that these are separately identified from the Market Participant’s own assets.

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

Client money or property services

Tiger Brokers (NZ) Limited provides “client money or property services” in New Zealand, which are regulated by the Financial Markets Conduct Act 2013 (as amended in March 2021 by the Financial Services Legislation Amendment Act 2019) (“FMCA”).

A client money or property service is:

a)	the receipt of client money or client property by a person and the holding, payment, or transfer of that client money or client property; and

b)	includes a custodial service (ie, the holding of client money or client property by a person (A) in trust for, or on behalf of, a client (C), or another person nominated by C, under an agreement between A and C or between A and another person with whom C has an agreement (whether or not there are also other parties to the agreement)).

Subpart 5B of Part 6 of the FMCA regulates client money or property services by imposing:

◾	disclosure obligations for services for retail clients;
◾	conduct obligations; and
◾	obligations for handling client money and client property.

Certain of these obligations are summarized below.

Disclosure obligations for services offered to retail clients

A provider of a regulated client money or property service must disclose prescribed information to a retail client:

◾	before receiving client money or client property from or on behalf of the client; or
◾	if not practicable before, as soon as practicable after receiving client money or client property from or on behalf of the client.

A person must not provide information under the above requirement if:

◾	there is:
◾	a statement in the information that is false or misleading or is likely to mislead; or
◾	an omission from the information that is required by the regulations; and
◾	the statement or omission is materially adverse from the point of view of a client.

Information about a future matter (including the doing, or not doing, of an act) is misleading if the person making the statement does not have reasonable grounds for making it.

Conduct obligations

A provider must, when providing a regulated client money or property service, exercise the care, diligence, and skill that a prudent person engaged in the business of providing the service would exercise in the same circumstances.

Obligations for handling client money and client property

A provider who receives client money or client property, as part of a client money or property service, must:

◾	hold the client money or client property, or ensure the client money or client property is held, on trust for the client; and
◾	ensure that the client money is paid promptly into a bank in New Zealand (or into any other prescribed entity) to a designated trust account.

A provider who receives or holds client money on trust for a client must keep, or ensure that there are kept, trust account records that disclose clearly the position of the client money in the trust account.

A provider must not use or apply client money or client property received or held on trust for a client by a provider in any way except as expressly directed by the client or by transferring it to the provider's designated trust account.

The client money or client property that is received or held by a provider on trust for a client:

◾	is not available for the payment of the debts owing to any other creditor of the provider; and
◾	is not liable to be attached or taken in execution under the order or process of any court at the instance of another creditor of the provider.

Rules

In conjunction with the FMCA, the Rules also regulate client money or property service providers who have been accredited as Market Participants. The Rules require that each Market Participant must have in place appropriate management and supervision arrangements to ensure that it conducts its broking business in accordance with the Rules and “Good Broking Practice” (as defined in the Rules).

Registration of Financial Service Providers

Our major operating entity, Tiger Brokers (NZ) Limited, is a financial service provider registered on the Financial Services Providers Register established under the Financial Service Providers (Registration and Dispute Resolution) Act 2008.

Financial service providers are required to be members of an approved dispute resolution scheme if they provide financial services to retail customers. Tiger Brokers (NZ) Limited is registered with the Financial Dispute Resolution Service. A customer is entitled to raise a complaint directly with Financial Dispute Resolution Service. If this occurs, Financial Dispute Resolution Service will work with the customer and Tiger Brokers (NZ) Limited with the aim to reach agreement on any complaints regarding the provision of a financial service. If an agreement cannot be achieved, Financial Dispute Resolution Service will make a decision on the complaint which is binding on Tiger Brokers (NZ) Limited. The services provided by the Financial Dispute Resolution Service are free of charge for customers.

Rules Relating to Anti-Money Laundering and Countering Financing of Terrorism

Tiger Brokers (NZ) Limited is regulated by the FMA for AML/CFT purposes and recorded on the FMA website as an AML/CFT reporting entity. The AML/CFT Act places obligations upon New Zealand’s reporting entities, including financial institutions to detect and deter money laundering and terrorist financing.

A reporting entity must establish, implement, and maintain an AML/CFT compliance programme that includes internal procedures, policies, and controls to detect money laundering and the financing of terrorism and to manage and mitigate the risk of money laundering and financing of terrorism. Before conducting customer due diligence (i.e., the KYC procedures) or establishing an AML/CFT programme, a reporting entity must first undertake a written risk assessment regarding the risks of money laundering and financing of terrorism that it may reasonably expect to face in the course of its business.

A civil liability act occurs when a reporting entity fails to comply with any of the AML/CFT Act requirements. The FMA has a variety of remedies for civil liability acts including formal warnings, enforceable undertakings, and, on application to the court, injunctions and pecuniary penalties. A reporting entity that engages in conduct constituting a civil liability act commits a criminal offence if the reporting entity engages in that conduct knowingly or recklessly. Further criminal offences are contained in the AML/CFT Act. A reporting entity or person who commits an offence under the AML/CFT Act is liable on conviction to, in the case of an individual, either or both of a term of imprisonment of not more than two years and a fine of up to NZ$0.3 million, and in the case of a body corporate, a fine of up to NZ$5 million.

The AML/CFT Act also requires reporting entities to conduct the customer due diligence on upon a customer, any beneficial owner of a customer and any person acting on behalf of a customer.

A reporting entity must obtain the prescribed identity information in relation to the relevant persons and take reasonable steps to satisfy itself that the information obtained is correct and, according to the level of risk involved, take reasonable steps to verify any beneficial owner’s identity so that the reporting entity is satisfied that it knows who the beneficial owner is. A reporting entity must also obtain information on the nature and purpose of the proposed business relationship between the customer and the reporting entity and sufficient information to determine whether the customer should be subject to enhanced customer due diligence. Enhanced customer due diligence is required in a number of prescribed circumstances and involves obtaining and verifying additional information, including in relation to source of funds or wealth.

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

When a reporting entity suspects that an activity undertaken by a customer may be relevant to the investigation or prosecution of an offence, or the enforcement of certain legislation, as soon as practicable but no later than 3 working days after forming its suspicion, that activity must be reported to the Commissioner of Police of New Zealand.

On April 6, 2020, the FMA publicly issued a formal warning to Tiger Brokers (NZ) Limited which stated that it had reasonable grounds to believe that Tiger Brokers (NZ) Limited had engaged in conduct constituting a civil liability act under the AML/CFT Act. The formal warning stated that its issuance did not affect the FMA's ability to consider or impose other appropriate sanctions under the AML/CFT Act. On March 20, 2020, prior to publishing the formal warning, the FMA notified Tiger Brokers (NZ) Limited that it had opened an investigation into Tiger Brokers (NZ) Limited's AML/CFT Act compliance, which is ongoing. The FMA's formal warning required Tiger Brokers (NZ) Limited to carry out remedial actions in relation to its AML/CFT Act compliance, which were completed in time by September 30, 2020.

New Zealand Regulations on Internet Privacy

The Privacy Act 2020 controls how “agencies” collect, use, disclose, store and give access to “personal information”. An “agency” is widely defined and includes any individual, public or private sector agency, or court or tribunal that is carrying on business or present in New Zealand, with specified exceptions. ‘Personal information’ means information about an identifiable individual. The Privacy Act covers government agencies, local councils, businesses, and individuals. All personal information is covered, including information about employees. All organizations are required to have a privacy officer to deal with privacy issues.

The Privacy Act now clearly states that it has extraterritorial effect. This means that an overseas business or organization that is ‘carrying on business’ in New Zealand will be subject to the Act’s privacy obligations, even if it does not have a physical presence here.

The Privacy Act provides for 13 overriding privacy principles. The 13 principles stipulate how information can be collected, used, disclosed and stored, and people’s rights to gain access to that information and ask for it to be corrected. The privacy principles cover: collection of personal information (principles 1-4); storage and security of personal information (principle 5); requests for access to and correction of personal information (principles 6 and 7, plus parts 4 and 5 of the Act); accuracy of personal information (principle 8); retention of personal information (principle 9); use and disclosure of personal information (principles 10 and 11); disclosure of personal information outside New Zealand (principle 12) and, using unique identifiers (principle 13)

When an individual feels there has been a breach of the principles he or she can lodge a complaint with the Privacy Commissioner. The Privacy Commissioner investigates the complaint and undertakes a process of conciliation rather than punishment. If the complaint cannot be settled, it may be referred to the Human Rights Review Tribunal, which considers the situation anew. If the Tribunal finds there has been a breach, it may award a range of remedies including damages and restraining orders.

The Privacy Act introduces a mandatory privacy breach notification regime for “notifiable privacy breaches”. Notifiable privacy breaches are those that a business or organization believes has caused (or is likely to cause) serious harm. Notifiable privacy breaches require a business or organization to notify the Office of the Privacy Commissioner and affected individuals as soon as possible (unless an exception applies for notifying individuals, for example where it reveals a trade secret or would endanger personal safety). Under the Act, it is an offence to fail to inform the Privacy Commissioner when there has been a notifiable privacy breach. As noted above, the Act clarifies that liability for breach notifications sits with the business or organization, and not the individual employees.

The Privacy Act introduces a new privacy principle, principle 12, which regulates how agencies can transfer personal information overseas to foreign entities and individuals. Agencies can only transfer personal information where (1) an individual authorizes disclosure after being expressly told that their personal information might not be protected in the same way as under the Privacy Act, or (2) the discloser reasonably believes that (i) comparable privacy laws exist, (ii) other protections affording comparable privacy protections are in place (ie a contract), (iii) the receiver is in a prescribed country or subject to a prescribed scheme, or (iv) the receiver carries on business in New Zealand and is subject to the Privacy Act.

The Privacy Act introduces new criminal offences. It is now an offence to mislead an agency to access someone else’s personal information, or falsely pretend to be them or acting under their authority. It will also be an offence for an organisation or business to destroy personal information, knowing that a request has been made to access it. The maximum penalty for an offence is NZ$10,000.

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

Investment Adviser Regulation

Our wholly-owned subsidiary, Wealthn LLC, is registered as an investment adviser under the Investment Advisers Act of 1940, as amended with the SEC, or the Investment Advisers Act. As a registered investment adviser, Wealthn LLC is subject to the fiduciary and other obligations imposed under the Investment Advisers Act and the rules and regulations promulgated thereunder, as well as applicable state securities laws. The Investment Advisers Act imposes numerous obligations on registered investment advisers such as Wealthn LLC, including recordkeeping, operational and marketing requirements, disclosure obligations and prohibitions on fraudulent activities. State-level regulations through the Attorneys General, state securities regulators and other state level agencies also apply to certain activities of Wealthn LLC.

The Investment Company Act of 1940, as amended, or the Investment Company Act, also imposes stringent governance, compliance, operational, disclosure and related obligations on registered investment companies and their investment advisers, such as Wealthn LLC, and distributor(s) and its affiliated companies. The SEC is authorized to institute proceedings and impose sanctions for violations of the Advisers Act and the Investment Company Act, ranging from fines and censure to termination of an investment adviser’s registration. Non-compliance with the Advisers Act, the Investment Company Act or other federal and state securities laws and regulations could result in investigations, sanctions, disgorgement, fines and reputational damage, as well as temporary or permanent prohibition of certain activities, related client terminations or other sanctions.

Singapore Regulations Relating to Securities and Futures Brokerage Business

Tiger Brokers (Singapore) Pte Ltd (“Tiger Brokers SG”) is a capital markets services license holder under the Securities and Futures Act, Chapter 289 of Singapore (the "SFA") for (I) dealing in capital markets products that are securities, collective investment schemes, and exchange-traded derivatives contracts; (II) product financing; and (III) providing custodial services, and an exempt financial adviser under the Financial Advisers Act, Chapter 110 of Singapore (the FAA) for advising on investment products and issuing or promulgating analyses/reports on investment products that are securities, collective investment schemes, and exchange-traded derivatives contracts. It is also currently in the process of applying for a licence under the Payment Services Act 2019, has not commenced any business in any “payment services” as defined under that Act. It is subject to regulation by the Monetary Authority of Singapore (“MAS”). Under the SFA, there is a requirement to maintain sufficient capital (“CAR”) as part of its condition to operate the business in Singapore. CAR is calculated using a risk-based capital approach. For Tiger Brokers SG, the minimum base capital requirement is SGD 1 million and, in addition, the firm is required to analyze its operational risk and determine further capital requirement according to the risk the business faces. Its financial resources (which definition includes its base capital) cannot fall below its total risk requirement (i.e. the amount required to address risks arising from its activities), and in the case that its financial resources fall below 120% of its total risk requirement, it is required to immediately notify the MAS of this fact. Tiger Brokers SG minimally maintain at least 25% above the actual CAR requirement as a precaution against any sudden turn in the business environment.

Australian Regulations Relating to Financial Services Business

AFSL obligations

Under section 911A(1) of the Corporations Act 2001 in Australia, or the Corporations Act, a person who carries on a financial services business in Australia must generally hold an Australian financial services license, or AFSL, unless a relevant exception applies.

Relevant AFSL holders

Fleming, or Fleming Funds Management, a company acquired by Tiger Brokers (NZ) Limited in November 2018, holds an AFSL authorizing it to provide various financial services, including financial product advice, dealing and underwriting, in respect of a variety of financial products, including derivatives, government bonds, interests in managed investment schemes (such as collective investment vehicles) and securities, to wholesale clients only (such as institutional investors and high net worth clients).

Tiger Brokers (NZ) Limited, one of our New Zealand entities, has applied for, and has been granted, the authorization as an AFSL. It is subject to the obligations set out below.

Substantive obligations

As AFSL holders, Tiger Brokers (NZ) Limited and Fleming are subject to the following obligations (among others):

●	to comply with various financial, capital and audit requirements;
●	to ensure that a nominated “responsible manager” is allocated responsibility for each financial service provided;
●	to ensure that its representatives who provide financial services are adequately trained and competent to do so;
●	to comply with the “client money” rules under Chapter 7.8 of the Corporations Act;
●	to comply with the financial record and order record keeping requirements under Chapter 7.8 of the Corporations Act;
●	to ensure it has in place adequate compliance arrangements in respect of the financial services it provides;
●	to have adequate financial, technological and human resources to provide the financial services covered by its license;
●	to comply with Australian financial services laws, and to take reasonable steps to ensure that its representatives comply with Australian financial services laws;
●	to do all things necessary to ensure that the Australian regulated activities are provided efficiently, honestly and fairly;
●	to have in place adequate arrangements for the management of conflicts of interest;
●	to have adequate risk management systems; and
●	to report significant breaches of Australian financial services laws, and its AFSL conditions, to the Australian Securities and investments Commission.

Hong Kong Regulations Relating to Trust Services Providers

Under the Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong), or the AMLCTFO, trust or company service providers, or TCSPs, in Hong Kong need to apply for a license which is conditional on certain personnel (including the ultimate owners) of such companies having satisfied a “fit and proper” test. The AMLCTFO also requires TCSPs to comply with the applicable statutory customer due diligence and record-keeping requirements. TCSPs are regulated by the Registrar of Companies, through the Hong Kong Companies Registry, and are subject to its oversight.

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

The TCSP license is usually valid for a period of three years and renewable upon re-assessment of fit and proper requirements. Our indirect wholly-owned subsidiary, Kastle Limited, was granted a TCSP license for a period of three years starting from January 29, 2019. An application for license renewal must be made at least 60 days before it is due to expire.

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

In order that the CO and MLRO may discharge their responsibilities, the licensed TCSP’s senior management should ensure as far as practicable that the CO and MLRO are independent of all operational and business functions, normally based in Hong Kong, capable of accessing all available information, fully conversant in the relevant statutory and regulatory requirements and risks, provided with regular access to senior management, and of a sufficient level of seniority and authority. Depending on the scale, operation, nature of business and risk profile of the licensed TCSP, the same person may be appointed as its CO and MLRO. Given the relatively small size of Kastle Limited, Mr. Yu Hin Yin has been appointed as both its CO and MLRO since March 17, 2021.

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

On June 28, 2017, the MOFCOM and the NDRC jointly promulgated the Guidance Catalog, which came into effect on July 28, 2017. The MOFCOM and NDRC promulgated on June 28, 2018 the Special Administrative Measures for Market Access of Foreign Investment (Negative List) (Year 2018) and further amended it on June 30, 2019 and on June 23, 2020 into the Special Administrative Measures for Market Access of Foreign Investment (Negative List) (Year 2020), or the Negative List, to amend the Guidance Catalog. The Guidance Catalog (as amended by the Negative List) lists the industries and economic activities in which foreign investment in the PRC is encouraged, restricted or prohibited. Specifically, the Negative List provides that foreign investors shall hold no more than 50% of the equity interests in a service provider operating certain value-added telecommunications services other than for e-commerce, domestic multi-party communication, store and forward class and call center.

On March 15, 2019, the Foreign Investment Law of PRC, or the FIL, was issued by the National People’s Congress and took effect on January 1, 2020, which also provides that the industries in which foreign investment is not restricted and prohibited shall be administered under the principle of equal treatment to domestic investment. On December 26, 2019, the State Council published the FIL Implementation Rules, which took effect on January 1, 2020. Furthermore, on December 19, 2020, the NDRC and the MOFCOM jointly issued the Measures for Security Review of Foreign Investment, effective on January 18, 2021, which provides detailed guidance regarding security review of foreign investment that has a potential impact on national security.

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

Regulations on Internet Audio-Video Program Services

The Administrative Regulations on Internet Audio-Video Program Services, or the Internet Audio-Video Program Services Regulations promulgated by the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT (which has been divided into National Radio and Television Administration, or NRTA, National Press and Publication Administration, or NPPA, and China Film Administration), which became effective on January 31, 2008 and was amended on August 28, 2015, sets forth the principal rules and requirements on the Internet audio-video program services. According to the Internet Audio-Video Program Services Regulations and other regulations, an Internet audio-video program service provider must obtain an audio-video license issued by National Radio and Television Administration before spreading audio-video programs via the Internet. The audio-video program services are defined as the activities of making, editing and integrating audio-video programs and providing them to the public via the Internet or providing services for other people to upload and spread audio-video programs. In addition, the Internet Audio-Video Program Services Regulations only allow state-owned or state-controlled enterprises to apply for such license. Any entity that fails to obtain an audio-video license but operates relevant audio-video services may face administrative penalties including warnings, rectification orders and fines of no more than RMB30,000, and in severe cases, bans from doing business, confiscation of equipment utilized in providing such services and fines ranging from one to two times of the investment amounts of the entity.

Regulation on Internet Publishing

On February 4, 2016, the SAPPRFT, and the MIIT jointly issued the Administrative Measures of Internet Publishing Services, or the Internet Publishing Measures, which became effective on March 10, 2016. According to the Internet Publishing Measures, an entity shall obtain an online publishing service license issued by the provincial branch of NPPA to provide online publishing services. Online publishing services refer to the provision of online publications to the public through information networks. Online publications refer to digital works with publishing features such as having been edited, produced or processed and are made available to the public through information networks.

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

Regulations on Internet News Dissemination

The State Council Information Office promulgated the Interim Administrative Regulations for Publication News by Internet Websites in 2000 and Administrative Regulations for Internet News Information Services in 2017. These regulations stipulate that general websites established by non-news organizations may publish news released by certain official news agencies if such websites satisfy the requirements set forth in the these regulations but may not publish news items produced by themselves or other news sources. These regulations also require the general websites of non-news organizations to obtain permit and approval from the State Council Information Office at both the provincial and national level before they commence providing news dissemination services.

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

Under the Several Provisions on Regulating the Market Order of Internet Information Services issued by the MIIT in December 2011 and Cyber Security Law, an Internet information service provider may not collect any user’s personal information or provide any such information to third parties without that user’s consent, and it must also expressly inform that user of the method, content and purpose of the collection and processing of such user’s personal information and may only collect such information as necessary for the provision of its services. In addition, pursuant to the Decision on Strengthening Internet Information Protection issued by the SCNPC in December 2012, the Order for the Protection of Telecommunication and Internet User’s Personal Information issued by the MIIT in July 2013 and Cyber Security Law, any collection and use of a user’s personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An Internet information service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. An Internet information service provider is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the Internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

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

In November 2019, the Secretariat of the Cyberspace Administration of China, the General Office of the MIIT, the General Office of the Ministry of Public Security and the State Administration for Market Regulation jointly promulgated the Circular on Issuing the Methods for Identifying Unlawful Collection and Use of Personal Information of Applications, which defines actions that may be regarded as violating the Network Security Law and other personal information protection related regulations, including, among other things, failure to publicize the rules for collection and use of personal information, failure to expressly state the purpose, manner and scope of collecting and using personal information, collection and use of personal information without consent of users, provision of personal information to others without consent, and failure to provide the function of deleting or correcting personal information as required by law. On March 12, 2021, the aforesaid four departments jointly promulgated the Circular on Issuing the Provision on the Range of Personal Information Necessary for Common Types of Mobile Internet Application, which will come into effect on May 1, 2021. This circular defines specific information that 39 types of mobile internet application (“App(s)”), including mobile applications and programs on mobile applications, such as WeChat Mini Program, may collect for the basic functions of such Apps.

On March 6, 2020, the State Administration for Market Regulation and Standardization Administration of China, or SAC, jointly published the Information Security Technology – Personal Information Security Specification (GB/T 35273-2020) (“2020 Specification”) proposed by the National Information Security Standardization Technical Committee as an amendment to and replacement for the November 2017 version (GB/T 35273-2017). The 2020 Specification, which took effect on October 1, 2020, explains and reinforces the Cyber Security Law. Though the 2020 Specification is not a mandatory national standard but a recommended guideline, and it is not enforceable by law, the authority will use this standard to evaluate an entity’s compliance with China’s legal guidelines and regulations. The 2020 Specification outlines that “controllers” are those who collect personal information for providing a product or service. The “subject” is the individual or entity that provides the personal information to the controller. The 2020 Specification seeks to provide the subject with more autonomy in how and when they provide personal information to controllers. Although the 2020 Specification clarifies issues such as biometric data, multiple business functions, and explicit consent, it is still unclear to what extent the new standard will be enforced in China.

Furthermore, on October 21, 2020, the SCNPC released a draft Personal Information Protection Law for public comments. The Information Protection Draft stipulates that the Cyberspace Administration of China is responsible for coordinating the protection of personal information and the related supervision and administration. The Information Protection Draft also expressly stipulates that those who process personal information in violation of regulations or fail to take necessary security measures when processing personal information will be ordered to make corrections by the authority responsible for personal information protection, and given a warning, with their illegal gains confiscated. If the violator refuses to make corrections, it shall be subject to a fine of not more than RMB1.0 million. The person in charge directly responsible and other persons directly responsible shall be imposed a fine of not less than RMB10,000 but not more than RMB100,000. In case of any severe illegal acts as stipulated in the Information Protection Draft, the violator shall be ordered to make corrections by the authority responsible for personal information protection, have its illegal gains confiscated and be subject to a fine of not more than RMB50.0 million or no more than 5% of the turnover in the previous year, as well as a suspension of the relevant business, suspension for rectification, revocation of relevant business permit or business license by the relevant competent authorities. The person in charge directly responsible and other persons directly responsible shall be imposed a fine of not less than RMB100.0 thousand but not more than RMB1.0 million. The Information Protection Draft is still in the process of being reviewed, and it must be formally approved by the specific authority that has the power to enact the law before it can come into force.

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

The SAFE issued the Circular on Reforming and Regulating the Policies for the Administration of Foreign Exchange Settlement under the Capital Account, or the SAFE Circular 16, in June 2016, which became effective simultaneously. Pursuant to the SAFE Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to Renminbi on a discretionary basis. The SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a discretionary basis which applies to all enterprises registered in the PRC. The SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities. As the SAFE has not provided detailed guidelines with respect to its interpretation or implementations, it is uncertain how these rules will be interpreted and implemented.

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

Regulations Relating to Intellectual Property Rights

PRC Regulations for Copyright

The Copyright Law of the PRC, promulgated in 1990 and amended in 2001 and 2010, or the Copyright Law, and its related implementing regulations, promulgated in 2002 and amended in 2013, are the principal laws and regulations governing the copyright related matters. On November 11, 2020, the SCNPC issued amendment to the Copyright Law, which will become effective on June 1, 2021. The amended Copyright law expands the scope of work protected by the copyright, the content of copyright, and the remedies for infringement of the copyright. Registration of copyright is voluntary, and it is administrated by the China Copyright Protection Center.

PRC Regulations for Patent

Pursuant to the Patent Law of the PRC, or Patent Law, as amended in 2008, after the grant of the patent right for an invention or utility model, except where otherwise provided for in the Patent Law, no entity or individual may, without the authorization of the patent owner, exploit the patent, that is, make, use, offer to sell, sell or import the patented product, or use the patented process, or use, offer to sell, sell or import any product which is a direct result of the use of the patented process, for production or business purposes. After a patent right is granted for a design, no entity or individual shall, without the permission of the patent owner, exploit the patent, that is, for production or business purposes, manufacture, offer to sell, sell, or import any product containing the patented design. Once the infringement of patent is confirmed, the infringer shall, in accordance with the regulations, undertake to cease the infringement, take remedial action, and pay damages, etc. On October 17, 2020, the SCNPC issued amendment to the Patent Law, which will become effective on June 1, 2021. The amended Patent Law expands the definition of appearance design, enhances the protection on appearance design, increases the amount of compensation for infringement, and extends the litigation period for infringement of patent.

PRC Regulations for Trademark

Pursuant to the Trademark Law of the PRC, as amended in 2013 and 2019, the right to exclusive use of a registered trademark shall be limited to trademarks which have been approved for registration and to goods for which the use of such trademark has been approved. The period of validity of a registered trademark shall be ten years, counted from the day the registration is approved. According to this law, using a trademark that is identical to or similar to a registered trademark in connection with the same or similar goods without the authorization of the owner of the registered trademark constitutes an infringement of the exclusive right to use a registered trademark. The infringer shall, in accordance with the regulations, undertake to cease the infringement, take remedial action, and pay damages, etc. The trademark application for class 36 of our “Tiger” brand and logo was contested and is currently pending approval. We also discovered a mischievous pending class 36 application of a trademark similar to our “Tiger” brand and logo by others. See Item 3.D “Risk Factors—Risks Related to Our Business and Industry—We may not be able to protect our intellectual property rights.”

PRC Regulations for Domain Name

Pursuant to Measures for the Administration of Internet Domain Names promulgated on August 24, 2017 and effective on November 1, 2017, “domain name” shall refer to the character mark of hierarchical structure, which identifies and locates a computer on the Internet and corresponds to the Internet protocol address of that computer. The principle of “first come, first serve” is followed for the domain name registration service. After completing the domain name registration, the applicant becomes the holder of the domain name registered by the same. Any organization or individual may file an application for settlement with the domain names dispute resolution institution or file a lawsuit in the PRC courts in accordance with the PRC law, if such organization or individual consider the domain names registered or used by others infringe upon the legal rights and interests of the former.

PRC Regulations Relating to Dividend Distribution

The principal regulations governing the distribution of dividends paid by wholly foreign-owned enterprises include the Wholly Foreign-Owned Enterprise Law issued in 1986 and most recently amended in 2016, and the Detailed Rules for the Implementation of the Law of the People’s Republic of China on Wholly Foreign-owned Enterprises issued in 1990 and most recently amended in 2014 , both of which have been superseded from January 1, 2020 by the FIL and FIL Implementation Rules, and the Company Law of the People’s Republic of China issued in 1999 and most recently amended in 2018. Under these regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations, provided that, a wholly foreign-owned enterprise in China shall firstly set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until its cumulative total reserve funds reaches 50% of its registered capital. These reserve funds, however, may not be distributed as cash dividends.

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

PRC Value-Added Tax

On December 12, 2013, the Ministry of Finance and the State Administration of Taxation, or the SAT, issued the Circular on Including the Railway Transportation and Postal Industries in the Pilot Program of Replacing Business Tax with Value-Added Tax, or the Pilot Collection Circular. The scope of certain modern services industries under the Pilot Collection Circular is expanded to cover research and development and technical services, cultural and creative services, and radio, film and television services. In addition, according to the Notice on Including the Telecommunications Industry in the Pilot Program of Levying Value-added Tax in Lieu of Business Tax, which became effective on June 1, 2014, the scope of certain modern services industries under the Pilot Collection Circular is further expanded to cover the telecommunications industry. On March 23, 2016, the Ministry of Finance and the SAT issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax. Effective from May 1, 2016, the PRC tax authorities collect the valued-added tax in lieu of Business Tax in all regions and industries. Pursuant to the Circular of the State Council on Effectively and Comprehensively Promoting the Pilot Program of Replacing Business Tax with Value-Added Tax, recently amended by State Council on November 19, 2017.

On April 4, 2018, the Ministry of Finance and the SAT issued the Circular on Adjustment of Value-added Tax Rates. According to which relevant Value-added Tax rates have been reduced from May 1, 2018 and April 1, 2019, such as the deduction rates of 17% and 11% applicable to the taxpayers who have Value-Added taxable sales activities or imported goods have been adjusted to 13% and 9%, respectively.

As of the date of this annual report, most of our entities were subject to the valued-added tax at the rate of 6% for services provided and 13% for goods sold as of December 31, 2020.

C.            Organizational Structure

UP Fintech is a holding company with no material operations of its own. We conduct our operations primarily through our New Zealand subsidiaries, U.S. subsidiaries and our VIEs and their respective subsidiaries in China.

A listing of the Company’s directly and indirectly owned subsidiaries at March 31, 2021 is set forth in Exhibit 8.1 to this annual report on Form 20-F.

D.               Property, Plant and Equipment

Facilities

Our principal executive office is located in Beijing, China, where we lease approximately 3,852 square meters of office space. In addition to our principal executive officer in Beijing, we also have leased properties principally for our operations in Auckland, New Zealand, Singapore and the State of Pennsylvania and the State of New York, United States and Hong Kong and other cities in China. Our leased premises are leased from unrelated third parties who either have valid titles to the relevant properties or proper authorization from the title holder to sublease the property. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

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

Overview

We are a leading integrated financial technology platform providing cross-market, multi-product investment experience for investors around the world. Our proprietary trading platform enables investors to trade in equities and other financial instruments on multiple exchanges around the world.

We offer comprehensive brokerage services through our integrated single-account structure, which empowers users in trade execution, margin financing and securities lending across different global markets. We also provide value-added services, such as investor education, community engagement and IR platform, all within a few taps or clicks through APP on smartphone, tablet and PC terminals.

We generate revenues primarily by charging our customers commission fees for trading of securities as well as earning interest income or financing service fees arising from or related to margin financing provided by ourselves or third parties to our customers to finance their trading activities.

We have achieved substantial growth since we launched our platform in August 2015. Our total revenues were US$33.6 million, US$58.7 million and US$138.5 million in 2018, 2019 and 2020, respectively. We recorded net losses of US$44.3 million and US$5.9 million in 2018 and 2019, respectively, and net income of US$19.2 million in 2020.

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

In addition, we believe our results of operations are more directly affected by company specific factors, including our ability to: maintain and expand our customer base globally, maintain and enhance customer engagement, earn commissions for brokerage services and interest income or financing service fees for margin financing, effectively improve technology infrastructure and serve more consolidated accounts, develop a diverse customer base and offer new and innovative products and services, and operate in a cost-effective manner. In addition, the laws, regulations and governmental policies of various jurisdictions may impact our operations, including New Zealand, U.S., PRC, Singapore, Australia and Hong Kong laws and regulations. See Item 4.B “Business Overview” for a summary of the principal applicable laws which may affect our business.

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

Current Expected Credit Losses

Prior to January 1, 2020, we applied incurred loss methodology for recognizing credit losses that delays recognition until it is probable a loss has been incurred.

On January 1, 2020, we adopted FASB ASC Topic 326—“Financial Instruments—Credit Losses” (“ASC Topic 326”) which replaces the incurred loss methodology with the current expected credit loss (“CECL”) methodology. The new guidance applies to financial assets measured at amortized cost, held-to-maturity debt securities and off-balance sheet credit exposures. For on-balance sheet assets, an allowance must be recognized at the origination or purchase of in-scope assets and represents the expected credit losses over the contractual life of those assets.

The adoption of ASC Topic 326 has no impact on our retained earnings as of January 1, 2020.The impact to the current period is not material since the Company’s in scope assets are primarily subject to collateral maintenance provisions for which the Company elected to apply the practical expedient of reporting the difference between the fair value of collateral and the amortized cost for the in scope assets as the allowance for current expected credit losses.

An allowance for credit losses on other financial assets, including receivables from clients, brokers, clearing organization, is estimated based on the aging of these financial receivables. Since most of the financial receivables are short-term in nature, the allowance for credit losses for other financial assets were immaterial for all periods presented.

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

Revenue recognition

Commissions

Commissions earned for the Group’s online brokerage business in customers’ fully disclosed accounts and consolidated accounts are charged for each customer trade order executed and cleared by broker on a trade date basis and are reported as commissions in the consolidated statements of comprehensive income (loss).

●	Consolidated accounts. According to the attributes of transactions under consolidated accounts, the Group provides brokerage service for its customers. Commission fees are deducted from the customer’s account at the time of trade order initiation and a pre determined portion is directed to the broker. The Group recognizes revenue at the time of execution of the order (i.e., trade date) on a gross basis as the Group is determined to be the primary obligor in fulfilling the trade order initiated by the customer.
●	Fully disclosed accounts. According to the attributes of transactions under fully disclosed accounts, the Group provides the agreed services to its customers in facilitating the trades. Every time the broker executes and clears a trade, the broker collects the commissions, deducts its pre determined portion and returns the rest of the commission fees to the Group. Accordingly, the commission fee is recorded on a net basis.

Financing service fees

Financing service fees include fees paid by Interactive Brokers to us regarding the margin loans and securities borrowing and lending transactions provided by Interactive Brokers to our fully disclosed account customers for trading purposes.

Interest income

We earn interest income from the margin loans and securities borrowing and lending activities provided by us to our consolidated account customers for trading purposes and interest income from bank deposits.

Other revenues

We earn other revenues primarily from initial public offering (“IPO”) distribution service, promotional and advertisement services and others. Revenues from the IPO distribution service are derived from IPO underwriting and new share subscription services in relation to initial public offerings in USA and Hong Kong capital markets.

Income taxes

Current taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred taxes are recognized when temporary differences exist between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities, including those for net operating loss carryforwards are measured using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of us, it is more likely than not that a portion of or all the deferred tax assets will not be realized.

Our accounts for uncertainty in income taxes by recording an unrecognized tax benefit resulting from tax positions taken or expected to be taken in a tax return. Tax benefits are recognized when we believe that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. A tax position that meets the more likely than not recognition threshold is measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement. We presents interest and penalties, if any, related to an underpayment of income taxes in income tax expense.

We account for residual income tax effects in accumulated other comprehensive income due to a change in tax law or a change in judgment about realization of a valuation allowance using the portfolio method and only release residual amounts when the entire portfolio is liquidated.

Share-based compensation

Share-based payment transactions with employees and managements, such as share options are measured based on the grant date fair value of the equity instrument. We have elected to recognize compensation expenses using the straight-line method for all employee equity awards granted with graded vesting provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the options that are vested at that date, over the requisite service period of the award, which is generally the vesting period of the award. Compensation expenses for awards with performance conditions is recognized when it is probable that the performance condition will be achieved. We elect to recognize forfeitures when they occur. Compensation expenses for awards with service conditions is recognized on a straight-line method over the requisite service period.

The cancellation of an award accompanied by the concurrent grant of a replacement award is accounted for as a modification of the terms of the awards. The incremental compensation cost is measured as the excess of the fair value of the modified award over the fair value of the modified award at the modification date. The incremental portion of share-based compensation for the vested portion is recognized immediately and the incremental portion of share-based compensation for the unvested portion is recognized over the remaining vesting period of the award. If an award is canceled without the concurrent grant of a replacement award or any other consideration, unrecognized compensation cost related to the canceled award is recognized immediately upon cancelation.

For awards granted with a performance condition that affects vesting, the performance condition is not considered in determining the award’s grant-date fair value; however, the performance condition is considered when estimating the quantity of awards that are expected to vest. No compensation expense is recorded for awards with a performance condition unless and until the performance condition is determined to be probable of achievement.

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

Key Components of Results of Operations

Revenues

Our revenues consist of commissions, financing service fees, interest income, and other revenues. The following table sets forth the breakdown of our total revenues, both in absolute amount and as a percentage of our total revenues, for the years indicated:

	For the years ended December 31,
	2018		2019		2020
	US$	%	US$	%	US$	%

	(in thousands except for percentages)
Revenues:
Commissions	26,043	77.6	26,698	45.5	77,629	56.1
Financing service fees	6,442	19.2	7,927	13.5	6,577	4.7
Interest income	85	0.3	16,505	28.1	31,754	22.9
Other revenues	990	2.9	7,533	12.9	22,537	16.3
Total revenues	33,560	100.0	58,663	100.0	138,497	100.0

Commissions

We earn commissions from the brokerage services we deliver for customers’ fully disclosed accounts and consolidated accounts. See Item 4.B “Business Overview—Our Core Products and Services—Brokerage Services—Types of Accounts.” We charge commission fees based on the amount of transaction volume, or the number of shares, lots or contracts in each order, which generally vary in accordance with the type of products or services, timing of account activation, eligibility for discounts and other factors. In 2018, 2019 and 2020, the average rate of commissions over trading volume was 0.0272%, 0.0268% and 0.0354%, respectively, which is the ratio of the total commissions to the total trading volume in the same period. The gradual increase in the average commission rates was primarily caused by our product diversification as the portion of higher commission product increased in the year 2020.

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

Financing service fees

Financing service fees include fees Interactive Brokers paid to us regarding the margin financing and securities borrowing and lending transactions provided by Interactive Brokers to our fully disclosed account customers for trading purposes. We generally charge a specific rate above the interest rate of the margin loan or funding from the clearing agents. In 2018, 2019 and 2020, the average annualized rate of financing service fees over the average balance of the margin loans provided by the clearing agents was 0.87%, 0.91% and 0.47%, respectively. The decrease between 2019 and 2020 was primarily due to the decreasing federal benchmark rate in 2020.

Interest income

We earn interest income from margin financing and securities borrowing and lending activities we provided to our consolidated account customers for trading purposes. In 2018, 2019 and 2020, the average annualized rate of our margin financing and our securities borrowing and lending activities provided by us to the consolidated account customers on our platform was 5%, 11% and 9%, respectively. The decrease between 2019 and 2020 was primarily due to the decreasing federal benchmark rate in 2020.

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

Operating Cost and Expenses

The following table sets forth our operating cost and expenses, both in absolute amount and as a percentage of total revenues, for the years indicated:

	For the years ended December 31,
	2018		2019		2020
	US$	%	US$	%	US$	%

	(in thousands except for percentages)
Execution and clearing	257	0.8	2,519	4.3	12,645	9.1
Employee compensation and benefits (including share-based compensation)	55,656	165.8	35,788	61.0	50,039	36.1
Occupancy, depreciation and amortization	2,622	7.8	3,572	6.1	4,736	3.4
Communication and market data	3,559	10.6	6,494	11.1	10,320	7.5
Marketing and branding	10,527	31.4	7,103	12.1	15,872	11.5
General and administrative	7,831	23.3	9,260	15.8	13,749	9.9
Total operating cost and expenses	80,452	239.7	64,736	110.4	107,361	77.5

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

Employee compensation and benefits

Employee compensation and benefits expenses include salaries, wages, bonuses, share-based compensation and other benefits for all employees. Our employee compensation and benefits expenses also include salaries, wages, bonuses and other benefits we pay to employees who are in our research and development department, which represent substantially all of our research and development expenses. Research and development expenses primarily consist of salaries and employee benefits, rental, and depreciation expense related to the development of our proprietary trading platform, back-end technology and customer relationship management system.

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

	For the years ended December 31,
	2018		2019		2020
	US$	%	US$	%	US$	%

	(in thousands except for percentages)
Total revenues	33,560	100.0	58,663	100.0	138,497	100.0
Interest expense	—	—	(4,102)	(7.0)	(10,102)	(7.3)
Total net revenues	33,560	100.0	54,561	93.0	128,395	92.7
Total operating cost and expenses	(80,452)	(239.7)	(64,736)	(110.4)	(107,361)	(77.5)
Other income	725	2.2	870	1.5	996	0.7
Income (Loss) before income taxes	(46,167)	(137.5)	(9,305)	(15.9)	22,030	15.9

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

Singapore

Our subsidiaries incorporated in Singapore are subject to an income tax rate of 17% for taxable income earned in Singapore. Singapore does not impose a withholding tax on dividends for resident companies. In 2018, 2019 and 2020, we did not incur any income tax as there was no estimated assessable profit that was subject to Singapore income tax.

Australia

Our subsidiaries located in Australia and are subject to an income tax rate of 27.5% for taxable income earned in Australia. In 2018, 2019 and 2020, we did not incur any income tax as there was no estimated assessable profit that was subject to Australia income tax.

United States

Our subsidiaries incorporated in the United States are subject to a federal income tax rate of 21% for taxable income earned in the USA.

India

Our subsidiary incorporated in the India is subject to an income tax rate of 25% for taxable income earned in India. India does not impose a withholding tax on dividends for resident companies. In 2018, 2019 and 2020, we did not incur any income tax as there was no estimated assessable profit that was subject to India income tax.

China

Our PRC subsidiaries and our VIEs, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards, the EIT Law. Under the EIT Law, the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. In addition, the EIT Law and its implementing rules permit qualified “State-encouraged High-new Technologies Company,” or the HNTE, to enjoy a reduced 15% EIT rate. One of our VIEs’ subsidiaries, Beijing U-Tiger Business Service Co., Ltd began to qualify as an HNTE under the EIT Law in 2017, subject to the tax rate of 15% with a valid period of three years starting from December 2017 and obtained new certificate on December 2, 2020, subject to the tax rate of 15% with a valid period of three years. Our other subsidiaries, VIEs and VIEs’ subsidiaries incorporated in China are subject to income tax rate of 25%, according to EIT Law.

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

Non-GAAP Financial Measures

In evaluating our business, we consider and use adjusted net loss as a supplemental measure to review and assess our operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net loss as net loss excluding share-based compensation and impairment loss from available for sale securities. Such adjustments have no impact on income tax.

We present these non-GAAP financial measures because it is used by our management to evaluate our operating performance and formulate business plans. Adjusted net loss enables our management to assess our operating results without considering the impact of share-based compensation and impairment loss from available for sale securities. We also believe that the use of these non-GAAP financial measures facilitate investors’ assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as an analytical tool. One of the key limitations of using adjusted net loss is that they do not reflect all items of income and expense that affect our operations. Share-based compensation and impairment loss from available for sale securities have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted net loss. Further, these non-GAAP financial measures may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

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

	For the years ended December 31,
	2018		2019		2020
	US$	%	US$	%	US$	%

	(in thousands except for percentages)
Consolidated Statements of Operations Data:
Revenues:
Commissions	26,043	77.6	26,698	45.5	77,629	56.1
Financing service fees	6,442	19.2	7,927	13.5	6,577	4.7
Interest income	85	0.3	16,505	28.1	31,754	22.9
Other revenues	990	2.9	7,533	12.9	22,537	16.3
Total revenues	33,560	100.0	58,663	100.0	138,497	100.0
Interest expense	—	—	(4,102)	(7.0)	(10,102)	(7.3)
Total net revenues	33,560	100.0	54,561	93.0	128,395	92.7
Operating cost and expenses:
Execution and clearing	(257)	(0.8)	(2,519)	(4.3)	(12,645)	(9.1)
Employee compensation and benefits (including share-based compensation)	(55,656)	(165.8)	(35,788)	(61.0)	(50,039)	(36.1)
Occupancy, depreciation and amortization	(2,622)	(7.8)	(3,572)	(6.1)	(4,736)	(3.4)
Communication and market data	(3,559)	(10.6)	(6,494)	(11.1)	(10,320)	(7.5)
Marketing and branding	(10,527)	(31.4)	(7,103)	(12.1)	(15,872)	(11.5)
General and administrative	(7,831)	(23.3)	(9,260)	(15.8)	(13,749)	(9.9)
Total operating cost and expenses	(80,452)	(239.7)	(64,736)	(110.4)	(107,361)	(77.5)
Other income:	725	2.2	870	1.5	996	0.7
(Loss)/income before income taxes	(46,167)	(137.5)	(9,305)	(15.9)	22,030	15.9
Income tax benefits/(expenses)	1,873	5.5	3,355	5.7	(2,851)	(2.1)
Net (loss)/income	(44,294)	(132.0)	(5,950)	(10.1)	19,179	13.8
Add non-GAAP adjustment
Share-based compensation	34,205	101.9	4,063	6.9	6,055	4.4
Impairment loss from equity investments	—	—	756	1.3	151	0.1
Adjusted Non GAAP Net (loss)/income	(10,089)	(30.1)	(1,131)	(1.9)	25,385	18.3

For discussion of 2018 and 2019 results, refer to our Annual Report on Form 20-F available on the internet site maintained by the SEC at www.sec.gov.

Year ended December 31, 2020 compared with year ended December 31, 2019

Revenues

Total revenues increased by 136.1% from US$58.7 million in 2019 to US$138.5 million in 2020. This increase was primarily driven by significant increases in commissions and interest income.

Commissions.    Commissions were US$77.6 million in 2020, a 190.8% increase from US$26.7 million in 2019, driven by an increase in our user base and market activities. The customers with deposits increased from 113.2 thousand to 258.7 thousand during this year.

Financing service fees.    Financing service fees were US$6.6 million in 2020, down 17.0% from US$7.9 million in 2019, primarily due to lower interest rates.

Interest income.    Interest income was US$31.8 million in 2020, up 92.4% from US$16.5 million in 2019. This was primarily due to an increase in consolidated account customers and margin activities.

Other revenues.    Other revenues were US$22.5 million in 2020, an increase of 199.2% from US$7.5 million in 2019. The increase was primarily due to higher revenue from IPO distribution services.

Operating cost and expenses

Total operating cost and expenses increased by 65.8% from US$64.7 million in 2019 to US$107.4 million in 2020, due to significant increases in share-based compensation expense and marketing and branding expense and execution and clearing expense.

Execution and clearing.    Execution and clearing expenses were US$12.6 million in 2020, an increase of 401.9% from US$2.5 million in 2019. This increase was primarily due to the significant increase of trading volume on our consolidated accounts, which resulted in increased commissions we paid to Interactive Brokers as execution and clearing fees.

Employee compensation and benefits.    Employee compensation and benefits expenses were US$50.0 million in 2020, an increase of 39.8% from US$35.8 million in 2019, primarily due to a headcount increase and associated share based compensation compared to 2019.

Occupancy, depreciation and amortization.    Occupancy, depreciation and amortization expenses were US$4.7 million in 2020, an increase of 32.6% from US$3.6 million in 2019, due to an increase in office space and relevant leasehold improvements.

Communication and market data.   Communication and market data expenses were US$10.3 million in 2020, an increase of 58.9% from US$6.5 million in 2019. This increase was due to rapid user growth and expanded market data usage by our users.

Marketing and branding.  Marketing and branding expenses were US$15.9 million in 2020, an increase of 123.4% from US$7.1 million in 2019. This increase was derived from our continuous efforts to expand globally in accordance with our internationalization strategy, which has resulted in client base growth.

General and administrative.   General and administrative expenses were US$13.7 million in 2020, an increase of 48.5% from US$9.3 million in 2019. This increase was primarily due to business expansion and more professional services.

(Loss)/income before income tax

We had a profit before income taxes of US$22.0 million in 2020, compared with a loss before income taxes of US$9.3 million in 2019, primarily due to the increase in total revenues and decrease in total operating costs and expenses in 2020.

Income tax benefits/(expenses)

We had income tax expenses of US$2.9 million in 2020, compared with income tax benefits of US$3.4 million in 2019, primarily due to a profit we had made in 2020.

Net (loss)/income

Net income increased to US$19.2 million in 2020 as compared to net loss of US$5.9 million in 2019.

Non-GAAP net income, which excluded share-based compensation and impairment loss from equity investments, was US$25.4 million in 2020, as compared to a US$1.1 million non-GAAP net loss in 2019. See “Non-GAAP Financial Measures” for more information. See Item 5.A “Operating Results - Non-GAAP Reconciliations.”

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

Other revenues. Other revenues increased by 660.9% from US$1.0 million in 2018 to US$7.5 million in 2019, primarily due to a US$2.7 million increase in IPO distribution revenues in relation to active IPOs in the US and Hong Kong market, to US$3.1 million for 2019, and a US$2.1 million increase in promotional and advertisement services, to US$2.2 million for 2019, and an US$0.6 million increase of ADR fee earned from depositary bank due to our offering.

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

Non-GAAP net loss, which excluded share-based compensation and impairment loss from equity investments, was US$1.1 million in 2019, as compared to a US$10.1 million non-GAAP net loss in 2018. See “Non-GAAP Financial Measures” for more information. See Item 5.A “Operating Results - Non-GAAP Reconciliations”.

Inflation

To date, inflation in New Zealand and China has not materially impacted our results of operations. According to the Statistics New Zealand, the average year-over-year percent change in the consumer price index was an increase of 1.7% for December 2019 and an increase of 1.6% for December 2020. According to the National Bureau of Statistics of China, the year-over-year percent change in the consumer price index was an increase of 2.8% for December 2019 and an increase of 0.2% for December 2020. Although we have not been materially affected by inflation in the past, we may be affected by higher rates of inflation in New Zealand, China and any other jurisdiction where we operate in the future.

Foreign Currency Fluctuations

Substantially all of our revenues are denominated in U.S. dollars and Hong Kong dollars and our expenses are denominated in Renminbi and U.S. dollars. We have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, our results of operations and financial condition will be affected by the exchange rate between U.S. dollar and Hong Kong dollar as well as between U.S. dollar and Renminbi because a substantial portion of our operating costs and expenses is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars. We may seek to reduce the currency risk by entering into foreign currency instruments. We did not have any currency hedging instruments as of December 31, 2018, 2019 and 2020, however management monitors movements in exchange rates closely. Also see Item 3.D “Risk Factors” and Item 11 “Quantitative and Qualitative Disclosures About Market Risk.”

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

Tiger Brokers (Singapore) Pte Ltd (“Tiger Brokers SG”) is a capital markets services license holder under the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”) for (I) dealing in capital markets products that are securities, collective investment schemes, and exchange-traded derivatives contracts; (II) product financing; and (III) providing custodial services, and an exempt financial adviser under the Financial Advisers Act, Chapter 110 of Singapore (the FAA) for advising on investment products and issuing or promulgating analyses/reports on investment products that are securities, collective investment schemes, and exchange-traded derivatives contracts. It is also currently in the process of applying for a licence under the Payment Services Act 2019, has not commenced any business in any “payment services” as defined under that Act. It is subject to regulation by the Monetary Authority of Singapore (“MAS”). Under the SFA, there is a requirement to maintain sufficient capital (“CAR”) as part of its condition to operate the business in Singapore. CAR is calculated using a risk-based capital approach. For Tiger Brokers SG, the minimum base capital requirement is SGD 1 million and, in addition, the firm is required to analyze its operational risk and determine further capital requirement according to the risk the business faces. Its financial resources (which definition includes its base capital) cannot fall below its total risk requirement (i.e. the amount required to address risks arising from its activities), and in the case that its financial resources fall below 120% of its total risk requirement, it is required to immediately notify the MAS of this fact.

Cash flows and working capital

To date, other than as described below, we have financed our operations primarily through cash provided by financing activities and our brokerage operations, and we expect to continue to do so through 2021, though we cannot guarantee that we will not require or seek external sources of financing during that time.

As of December 31, 2020, a majority of our cash and cash equivalents were denominated in U.S. dollars and Renminbi. We had US$79.7 million in cash and cash equivalents as of December 31, 2020. Our cash and cash equivalents consist of cash on hand, bank deposits and cash equivalents that (i) are highly liquid, (ii) have original maturities of three months or less and (iii) are unrestricted as to withdrawal or use.

In February 2021, we completed a financing transaction in which a group of investors led by an affiliate of Xiaomi Corporation purchased convertible notes in an aggregate principal amount of US$65 million through a private placement. The convertible notes will mature in 2026 unless previously converted.

In April 2021, we completed a financing transaction in which a group of investors purchased convertible notes in an aggregate principal amount of US$90 million through a private placement. The convertible notes will mature in 2026 unless previously converted.

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

From time to time, we may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries or controlled affiliates and make capital contributions or other payments to these new PRC subsidiaries or controlled affiliates, make loans to our PRC subsidiaries or controlled affiliates, or acquire offshore entities with business activities in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

●	capital contributions to our PRC subsidiaries or controlled affiliates must be approved by the MOFCOM or its local branches; and

●	loans by us to our PRC subsidiaries or controlled affiliates to finance their activities cannot exceed statutory limits and must be registered with the SAFE or its local branches.

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

The following table sets forth a summary of our cash flows for the periods presented:

	For the years ended
	December 31,
	2018	2019	2020

	US$ (in thousands)
Summary Consolidated Statement of Cash Flows Data:
Net cash (used in)/provided by operating activities	(21,172)	243,309	535,281
Net cash (used in)/provided by investing activities	(35,124)	(22,040)	43,556
Net cash provided by/(used in) financing activities	79,526	114,907	(8,366)
Increase in cash and cash equivalents and restricted cash	23,230	336,176	570,471
Effect of exchange rate changes	(189)	46	(195)
Cash, cash equivalents and restricted cash at beginning of the year	18,061	41,102	377,324
Cash, cash equivalents and restricted cash at end of the year	41,102	377,324	947,600

Operating Activities

Net cash provided by operating activities in 2020 was US$535.3 million, as compared to net income of US$19.2 million in 2020. The difference was primarily attributable to (i) an increase of US$602.5 million in receivables from brokers, dealers and clearing organizations, (ii) an increase of US$266.2 million in receivables from customers, and (iii) an increase of US$3.5 million in prepaid expenses and other current assets. This was positively impacted by (i) an increase of US$1,183.7 million in amounts payables to customers(ii) an increase of US$168.6 million in payables to brokers, dealers and clearing organizations,(iii) a decrease of US$14.3 million in financial instruments held at fair value.(iv) an increase of US$10.3 million in accrued expenses and other current liabilities due to the increased payroll and welfare, tax payables, and marketing and professional expenses in connection with the expansion of our business, and (v) the US$6.1 million recognized share-based compensation expenses resulting from the options granted to the management and employees.

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

Net cash used in operating activities in 2018 was US$21.2 million, as compared to net loss of US$44.3 million in 2018. The difference was primarily attributable to (i) an increase of US$10.4 million in amounts due from related parties, primarily representing the receivables of US$9.6 million from Interactive Brokers, (ii) an increase of US$6.2 million in financial instruments held at fair value,(iii) an increase of US$2.3 million in prepaid expenses and other current assets, (iv) US$1.9 million in deferred income tax relating toour operating loss, and (v) an increase of US$1.3 million in other non-current assets. This was positively impacted by (i) the US$34.2million recognized share-based compensation expenses resulting from the options granted to the management and employees, (ii) anincrease of US$5.3 million in payables to customers, primarily due to the increase of customers’ deposits into our consolidated accounts, (iii) an increase of US$5.1 million in accrued expenses and other current liabilities due to the increased payroll and welfare, rental payable and marketing and branding expenses in connection with the expansion of our business, and (iv) a decrease of US$1.1 million in receivables from brokers, dealers and clearing organizations.

Investing Activities

Net cash provided by investing activities in 2020 was US$43.6 million, consisting primarily of maturity of term deposits US$78.4 million partially offset by the purchase of term deposits and loans to employees.

Net cash used in investing activities in 2019 was US$22.0 million, consisting primarily of (i) purchase of term deposits US$65.6 million, (ii) cash paid for acquisition of a subsidiary Marsco, net of cash acquired of US$6.0 million, (iii) US$1.3 million of purchase for property, equipment and intangible assets, and US$1.5 million of payment for long-term investments and prepayment for acquisition and long-term investments subject to certain closing conditions, and (iv) loan provided to employees and related parties of US$1.4 million, partially offset by US$30.0 million of maturity of term deposits and US$22.1 million of cash-segregated for regulatory purpose received from acquisition of Marsco.

Net cash used in investing activities in 2018 was US$35.1 million, consisting primarily of US$30.0 million in purchase of term deposits, US$5.2 million in loans to related parties and US$1.7 million of purchase for property, equipment and intangible assets, partially offset by US$1.8 million of repayment of loans from related parties.

Financing Activities

Net cash used in financing activities in 2020 was US$8.4 million, consisting primarily of US$10.5 million in payment to redeemable non-controlling interest due to the disposal of our sponsored fund.

Net cash provided by financing activities in 2019 was US$114.9 million, consisting primarily of net proceeds of US$114.8 from initial public offering and proceeds of US$0.8 million from Series C preferred shares subscription received, partially offset by US$1.1 million repayment of loan to bank.

Net cash provided by financing activities in 2018 was US$79.5 million, consisting primarily of proceeds from issuance of Class A and Class B ordinary shares and Series B-3, Series C and Series C-1 preferred shares.

Capital Expenditures

Our capital expenditures were primarily incurred for purchases of servers, equipment and software. Historically, the amount of our capital expenditures has been small. Our capital expenditures were US$1.7 million, US$1.3 million and US$1.0 million in 2018, 2019 and 2020, respectively. We intend to fund our future capital expenditures with our existing cash balance. We will continue to incur capital expenditures as needed to meet the expected growth of our business.

Holding Company Structure

UP Fintech is a holding company with no material operations of its own. We conduct our operations primarily through our New Zealand subsidiaries, U.S. subsidiaries and our VIEs and their respective subsidiaries in China.

As a result, UP Fintech’s ability to pay dividends may depend upon dividends paid by our PRC and New Zealand subsidiaries. If our existing PRC or New Zealand subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, any of our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our VIEs may allocate a portion of their after-tax profits based on PRC accounting standards to discretionary surplus funds at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Furthermore, the PRC tax authorities may require our subsidiaries to adjust its taxable income under the contractual arrangements it currently has in place with our VIEs in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

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

C. Research and Development

Our research and development expenses primarily consist of salaries and employee benefits, rental, and depreciation expenses related to the development of our proprietary trading platform, back-end technology and customer relationship management system. For the years ended December 31, 2018, 2019 and 2020, US$11.3 million, US$18.0 million and US$22.5 million of research and development costs have been expensed as incurred as the costs qualifying for capitalization have been insignificant.

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

E. Off-Balance Sheet Commitments and Arrangements

We have entered into various off-balance sheet arrangements in the ordinary course of business, primarily to meet the needs of our clients. These arrangements include the margin financing and borrowing agreements. Clients with margin loans have agreed to allow the Company to pledge collateralized securities in their brokerage accounts, which is generally equal to or in excess of the margin loan. Securities borrowing transactions require the Company to deposit cash with the lender. The cash collateral received from customers for securities borrowings are generally in excess of the market value of the securities borrowed from other brokers. Increases in security prices may cause the fair value of the securities loaned to exceed the amount of cash received as collateral. In the event the customer to these transactions does not return the loaned securities or provide additional cash collateral, we may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy our client obligations. The Company monitors required margin and collateral level on a daily basis in compliance with regulatory and internal guidelines and controls its risk exposure through financial, credit, legal reporting system. Under applicable agreements, customers are required to deposit additional collateral or reduce holding positions, when necessary to avoid forced liquidation of their positions. See Note 16 to our financial statements for more information regarding the collateralized transactions.

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

F. Tabular Disclosure of Contractual Obligations

Years ending December 31:					More than
US$ (in thousands)	Total	Less 1 year	1-3 Years	3-5 Years	5 Years
Operating lease commitments	7,747	3,525	3,083	655	484
Capital commitments	1,078	1,078	—	—	—

Our capital commitment relates to commitments of a sale and purchase agreement to acquire 100% equity interest of a company located in Hong Kong in a total consideration of US$1,540,555 (HK$12,000,000). As of December 31, 2020, the acquisition is not closed, and the capital commitment contracted but not paid was US$1,078,389 (HK$8,400,000). Refer to Note 17 — Commitment and Contingency to our audited financial statement for more information.

G. Safe Harbor

Please refer to our disclosure at the front of this report under the heading “Forward-Looking Statements.”

Item 6.         Directors, Senior Management, and Employees

A.            Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this report.

Directors and Executive Officers	Age	Position/Title
Tianhua Wu	36	Chief Executive Officer and Director
John Fei Zeng	41	Chief Financial Officer
Katherine Wei Wu	48	Chief Compliance Officer
Lei Fang	33	Director
David Eric Friedland	57	Director
Xin Fan	42	Independent director
Jian Liu	49	Independent director
Xian Wang	53	Independent director
Lei Huang	49	Director

Mr. Tianhua Wu has served as our Chief Executive Officer, or CEO, and director since January 2018. Mr. Wu is the founder and CEO of Beijing Rongke since June 2014. Between 2005 and 2014, Mr. Wu served at Youdao of NetEase Inc., where he was responsible for core search. Mr. Wu has received many honors in the business world. He was awarded “Entrepreneurial Elite under 35” in 2016 and “40 Business Elites under 40 in China” in 2017. He currently serves as a director for Ningxia Haozhong Management Consulting Center LLP and Beijing Yian Management & Consulting Co., Ltd. Mr. Wu obtained both bachelor’s and master’s degrees in computer science and technology from Tsinghua University.

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

Mr. Lei Fang has served as our director since June 2018. Mr. Fang has served as a vice president of Beijing Rongke since 2016. Before joining us, he worked as regional sales director at Guosen Securities Co., Ltd.’s Beijing Branch from 2007 to 2011, as well as director of business management center and general manager of Majiapu business department from 2012 to 2015. Mr. Lei Fang received his bachelor’s degree in international business from China Institute of Defense Science and Technology.

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

Mr. Lei Huang has served as a director of the Company since November 2020. He received his Master's degree in Global Financial Analysis from Bentley University. He now serves as chief executive officer of our subsidiary US Tiger Securities, Inc; previously he has served as chief executive officer of Haitong Securities USA LLC, chief compliance officer & option manager of CICC US Securities, Inc, and regulatory supervisor of the National Association of Securities Dealers.

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

B.            Compensation

Compensation of Directors and Executive Officers

In 2020, we paid an aggregate of RMB0.8 million (US$0.1 million), HKD2.4 million (US$0.3 million) in cash to our executive officers, and RMB0.8 million (US$0.1 million) and US$0.4 million to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC, New Zealand, U.S., Singapore and Hong Kong subsidiaries and our PRC VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. New Zealand has a statutory retirement savings scheme, Kiwisaver, in which New Zealand employees may participate.

2018 Share Incentive Plan

In June 2018, our board of directors approved the UP Fintech Holding Limited Share Incentive Plan, or the 2018 Share Incentive Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business.

The 2018 Share Incentive Plan consists of a share incentive plan for our service providers. The original maximum aggregate number of Class A ordinary shares that could be issued pursuant to all awards under the 2018 Share Incentive Plan was 187,697,314 Class A ordinary shares, which was increased to 254,697,314 Class A ordinary shares by the amendment thereto in December 2018. As of the date of March 31,2021, options to purchase 198,480,744 and 55,027,364 Class A ordinary shares have been granted and are outstanding and 78,898,512 and 71,436,510 restricted share units, excluding awards that were forfeited or cancelled after the relevant grant dates.

2019 Performance Incentive Plan

In March 2019, we implemented the 2019 Performance Incentive Plan (the “2019 Plan”), or the 2019 Performance Incentive Plan, which was approved by our board of directors to grant a maximum number of 52,000,000 ordinary shares under the 2019 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. In December 2020, the Company’s board of directors approved amendments to the 2019 Plan adding an additional 10,429,305 ordinary shares for issuance under the 2019 Plan which was obtained through the Company’s share buyback plan.

The 2019 Performance Incentive Plan consists of a share incentive plan for our service providers. The maximum aggregate number of Class A ordinary shares that could be issued pursuant to all awards under the 2019 Performance Incentive Plan and 2018 Share Incentive Plan was 265,126,619. As of the date of March 31, 2021, 55,027,364 Class A ordinary shares are outstanding and 71,436,510 restricted share units, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

Class A
	Ordinary Shares	Exercise
	Underlying	Price or
	Outstanding	Purchase Price	Date of	Date of
Name	Awards	(US$/Share)	Grant	Expiration
Katherine Wei Wu	*		December 11, 2019	December 10, 2029

Lei Fang		US$0.00001	October 1, 2015	September 30, 2025
		US$0.00001	January 4, 2016	January 3, 2026
		US$0.00001	April 1, 2016	March 31, 2026
		US$0.0001	October 1, 2018	September 30, 2028
	*	US$0.20000	January 1, 2019	December 31, 2028

Lei Huang	*		May 1, 2020	April 30, 2029

Total	8,944,744

*         Less than 1% of our total outstanding Class A ordinary shares.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. The current term of these employment agreements will be until the next shareholders meeting, unless terminated earlier pursuant to the provisions thereof, and these agreements will be automatically extended for successive periods of 12 months each subject to the provisions thereof. We may terminate employment for cause, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, or a continued failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon 60-day prior written notice. In such case of termination by us, we will provide severance payments and other compensation to the executive officer as expressly required by applicable laws and these employment agreements. The executive officer may resign at any time with a 60-day prior written notice.

C.            Board Practices

Board of Directors

Our board of directors consist of seven directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. A director may exercise all the powers of our company to borrow money, mortgage its business, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Committees of the Board of Directors

The Company’s board of directors has three committees: an audit committee, a compensation committee and a nominating and corporate governance committee. Charters have been adopted for each committee. Each committee’s members and functions are described below.

Audit Committee.    Our audit committee consists of Mr. Xin Fan, Mr. Jian Liu and Ms. Xian Wang. Mr. Xin Fan is the chairman of our audit committee. We have determined that Mr. Xin Fan, Mr. Jian Liu and Ms. Xian Wang satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of The Nasdaq Stock Market LLC and Rule 10A-3 under the Exchange Act. We have determined that Mr. Xin Fan qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.    Our compensation committee consists of Mr. Tianhua Wu, Mr. Lei Huang and Mr. Lei Fang. Mr. Tianhua Wu is the chairman of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our CEO may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our CEO and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee consists of Mr. Tianhua Wu, Mr. Lei Huang and Mr. Lei Fang. Mr. Tianhua Wu is the chairman of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

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

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares in our company, including the registration of such shares in our share register.

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

D.            Employees

We had 446 and 650 employees as of December 31, 2018 and 2019 respectively. As of December 31, 2020, we had 785 employees, 693 based in mainland China and Hong Kong. Below is a breakdown of employees by their departments as of December 31, 2020.

	Number of
Department	employees	% of total
Research and development and technology	274	34.9%
Compliance, legal and finance	78	10.0%
Business and customer support	279	35.5%
Marketing	20	2.5%
Operations	39	5.0%
General and administration	95	12.1%
Total	785	100.0%

We enter into individual employment contracts with selected employees to cover matters including non-competition and confidentiality arrangements. We generally formulate our employees’ remuneration package to include salary and benefits. We provide our employees with social security benefits in accordance with all applicable regulations and internal policies.

E.            Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of rules and regulations of the SEC, of our ordinary shares, on a fully diluted and as-converted basis, as of March 31, 2021, by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our ordinary shares.

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

									Total
					Shares			Shares	Percentage
	ADS	Percentage	Class A		Percentage	Class B		Percentage	Voting
Name	Number	of Class	Number[1]		of Class	Number		of Class	Power
Major Shareholders
Xiaomi Corporation[2]	—	—	250,641,392		12.48%	—		—	3.02%
Tigerex Holding Limited[3]	14,731,128	14.74%	220,966,922		11.00%	—		—	2.65%
IB Global Investments LLC[4]	—	—	150,760,322		7.51%	—		—	1.81%
Directors and Executive Officers
Tianhua Wu	2,043,332	2.05%	184,217,417	[5]	9.17%	315,111,722	[6]	100%	78.05%
John Fei Zeng	*	*	*		*	—		—	—
Lei Fang[7]	1,143,333	1.15%	*		*	—		—	—
David Eric Friedland	—	—	—		—	—		—	—
Katherine Wei Wu	*	*	*		*	—		—	—
Xin Fan	—	—	—		—	—		—	—
Jian Liu	—	—	—		—	—		—	—
Xian Wang	—	—	—		—	—		—	—
Lei Huang	*	*	*		*	—		—	—
All directors and executive officers as a group	2,043,332	2.05%	184,217,417		9.17%	315,111,722		100%	78.05%

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

*              Less than 1% of our total outstanding shares

1.	The numbers set forth in this column include Class A shares represented by our outstanding ADSs held by each shareholder.

2.	The information provided with respect to Xiaomi Corporation is derived from a Schedule 13G filed with the SEC by Xiaomi Corporation, People Better Limited, and Fast Pace Limited on February 13, 2020. Xiaomi Corporation, a Cayman Islands company listed on the Hong Kong Stock Exchange (stock code: 01810), through its wholly-owned BVI company, Fast Pace Limited, holds 100% of the equity interests in People Better Limited.

3.	Representing 220,966,922 Class A ordinary shares held by Tigerex Holding Limited, a BVI company. Mr. Binsen Tang, a PRC resident, is a director of, and has the ultimate control in, Tigerex Holding Limited. 220,966,920 Class A ordinary shares were in the form of ADS.

4.	The information provided with respect to IB Global Investments LLC is derived from a Schedule 13D filed by IB Global Investments LLC, IBG LLC, Interactive Brokers Group, INC., IBG Holdings LLC, IBKR Member Holdings LLC and the Thomas Peterffy 2018 Revocable Trust on May 20, 2019. Interactive Brokers Group, Inc., a U.S. company incorporated in Greenwich, Connecticut and listed on The Nasdaq Stock Market LLC (stock symbol: IBKR), is the managing member of IBG LLC, a U.S. company incorporated in Greenwich, Connecticut.

5.	Representing (i) 22,500,000 Class A Ordinary Shares held by Sky Fintech Holding Limited, which are beneficially owned by Mr. Tianhua Wu through Tiger Family Trust, as further disclosed in Item 6; (ii) 30,649,987 Class A Ordinary Shares issued to participants of the UP Fintech Holding Limited Share Incentive Plan and the UP Fintech Holding Limited 2019 Performance Incentive Plan of the Issuer (the “Plans”) by exercise of awards thereof, with the voting rights attached thereto irrevocably entrusted to Mr. Tianhua Wu; (iii) 86,390,885 Class A Ordinary Shares held by ARK Trust (Hong Kong) Limited (“ARK Limited”) for the benefit of certain participants of the Plans, with the voting rights attached thereto irrevocably entrusted to Mr. Tianhua Wu; and (iv) 44,676,545 Class A Ordinary Shares acquirable by certain participants of the Plans upon exercise of awards thereof within 60 days after March 31, 2021, which were reserved and not issued to ARK Limited, with the voting rights attached thereto irrevocably entrusted to Mr. Tianhua Wu.

6.	Represents 315,111,722 Class B Ordinary Shares held by Sky Fintech Holding Limited, which are beneficially owned by Mr. Tianhua Wu through Tiger Family Trust. Sky Fintech Holding Limited is indirectly wholly-owned by Lightspeed Rise Holdings Limited, a BVI company, through its wholly-owned subsidiary, Sky Tiger Investment Holding Limited, a BVI company. Lightspeed Rise Holdings Limited is controlled by Tiger Family Trust, a trust established under the laws of Hong Kong and managed by ARK Limited as the trustee. Mr. Tianhua Wu is the settlor of the Tiger Family Trust and Mr. Tianhua Wu and his family are the trust’s beneficiaries. Under the terms of this trust, Mr. Tianhua Wu has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Sky Fintech Holding Limited in our company.

7.	Represents 17,149,995 Class A Ordinary Shares in the form of ADSs as of March 31, 2021 issued to Mr. Lei Fang under the UP Fintech Holding Limited Share Incentive Plan by exercise of awards thereof, with the voting rights attached thereto irrevocably entrusted to Mr. Tianhua Wu.

We have a dual-class share structure. Our outstanding ordinary shares consist of Class A ordinary shares and Class B ordinary shares, and Mr. Tianhua Wu and his family beneficially own all of our issued Class B ordinary shares through Sky Fintech Holding Limited, of which he is the director, and Mr. Wu, with the voting rights entrusted to him under the 2018 and 2019 Performance Incentive Plan, is able to exercise 78.05% of the aggregate voting power of our total issued and outstanding share capital. As such, Mr. Wu is able to control any actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association, and the Nasdaq requirements. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and is not convertible into Class B ordinary share under any circumstance. Each Class B ordinary share is entitled to 20 votes and will be automatically converted into one Class A ordinary share under certain circumstances. Our dual-class ordinary share structure involves certain risks. See Item 3.D “Risk Factors” of this Annual Report on Form 20-F for more information about risks associated with our dual-class share structure.

Item 7.         Major Shareholders and Related Party Transactions

A.            Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.            Related Party Transactions

Contractual Arrangements with Our VIEs and Their Respective Shareholders

PRC law currently limits foreign equity ownership of companies that provide Internet services and related businesses. To comply with these foreign ownership restrictions, we operate our business in China through a series of contractual arrangements with Beijing Rongke and Beijing Yiyi, and their respective shareholders. For a description of these contractual arrangements, see Item 4 “Information on the Company.”

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

Since January 1, 2020, we recorded US$0.4 million in marketing and branding expenses paid to Xiaomi and its affiliates. As of December 31, 2020, the amount due from Xiaomi and its affiliates was nil. We believe these arrangements with Xiaomi are not material to the Company or Xiaomi.

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

Tiger Brokers (Singapore) PTE Ltd entered into a Consolidated Account Clearing Agreement with Interactive Brokers LLC on October 15, 2019. Under this agreement, Tiger Brokers (Singapore) PTE Ltd maintained consolidated accounts with Interactive Brokers while Interactive Brokers provided execution and clearing services for such consolidated accounts. Tiger Brokers (Singapore) PTE Ltd was solely responsible for the solicitation, opening, approval and monitoring of all consolidated accounts. All securities, cash, investment, collateral and property held by or on behalf of Interactive Brokers for our consolidated accounts are subject to a perfected first priority lien and security interest in the favor of Interactive Brokers to secure the performance of our obligations and liabilities under the agreement. Either party may terminate this agreement at any time.

For the full year of 2020, we recorded US$62.7 million in commissions and financing service fees earned from customer trades cleared by and margin transactions provided by Interactive Brokers and US$7.1 million in execution and clearing fees paid to Interactive Brokers. As of December 31, 2020, the amount due from Interactive Brokers was US$761.7 million, which mainly included the customer’s cash deposit, our revenue receivables, securities lending transactions from Interactive Brokers. As of December 31, 2020, the amount due to Interactive Brokers was US$218.6 million, which represents the Group’s margin and cash collaterals received from securities borrowing transactions from Interactive Brokers.

Consulting fees prepaid to Fast Connection Limited

Fast Connection Limited is controlled by one of our shareholders, Xiaochang Shuimu Investment Ltd. At the end of 2018, we prepaid US$2.2 million in consulting fees relating to business expansion to Fast Connection Limited. During the year ended December 31, 2019, Fast Connection Limited was actively looking for suitable targets for the Company. We had found the suitable target and achieved 30% of the schedule, and we recorded the cost of US$0.7 million in 2020, the prepaid consulting fees was US$1.5 million at the end of December 31, 2020.

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

In February of 2019, we and our affiliates entered into a series of agreements with respective parties regarding the investment in Alphalion Technology Holding Limited. Under the agreements, we and our affiliates agreed to convert a total of US$3.1 million short-term interest-free loans to Alphalion Group Limited and Bluesea Fintech LLC into 25% equity interest of their parent company, Alphalion Technology Holding Limited. The conversion was consummated on February 22, 2019. Also in the first quarter of 2019, the remaining loan of US$0.3 million from Alphalion group was fully paid. Subsequently, the Group provided a total of US$0.9 million short-term interest-free loans to Alphalion Group in 2019, all of which is outstanding, and at the end of December 31,2020, its balance was US$1.0 million due to the change of exchange.

The investment was classified as long-term investment. See Note 5 to our audited consolidated financial statements for the more information of this investment in Alphalion Technology Holding Limited.

After such investment, Up Fintech Global Holdings Limited accounts for more than 20% of the shareholding of Alphalion Technology Holding Limited and appointed one director to the board of Alphalion Technology Holding Limited.

On November 6,2020, Beijing Huyi Technology Co. entered a technical service agreement with Guangzhou Chenhao Technology Co., Ltd an entity which is 100% owned by Alphalion Technology Holding Limited in relation to the ESOP management business in the ordinary course of business.

Our Relationship with Ocean Joy Holdings Limited (“Ocean Joy”) and its subsidiary

In May 2020, we had invested US$0.5 million (HKD3.6 million) to acquire 30% equity interests in Ocean Joy, and its sole subsidiary Ocean Joy Securities Limited which is licensed by the SFC in Hong Kong to carry on business dealing in securities and futures contracts. We accounted for the investment under the equity method because the investments are of common stock and the Group has significant influence but does not control Ocean Joy.

For periods from June of 2020 to December 31, 2020, we recorded US$0.02 million in commissions earned from customer trades cleared provided by Ocean Joy and its subsidiary and US$0.05 million in execution and clearing fees paid to Ocean Joy and its subsidiary. As of December 31, 2020, the amount due from Ocean Joy and its subsidiary was US$2.6 million, which mainly included the customer’s cash deposit, our revenue receivables, from Ocean Joy and its subsidiary. As of December 31, 2020, the amount due to Ocean Joy and its subsidiary was US$0.01 million, which represents our service fee not paid to Ocean Joy and its subsidiary.

We also had issued short-term interest-free loans in amount of US$1.0 million (HKD8.1 million) to Ocean Joy and its subsidiary as of December 31, 2020 to facilitate their daily operational cash flow needs.

Transactions with Directors and Executive Officers

We provided brokerage services to our directors and executive officers. These services are provided in the ordinary course of business and are made on substantially the same terms as those prevailing at the same time for comparable transactions with unaffiliated persons. Our directors and executive officers pledged the securities of our Company that they owned to Tiger Brokers (NZ) Limited and Marsco, respectively, as security for the loan to be provided by Tiger Brokers (NZ) Limited and Marsco to such directors and executive officers up to an aggregate amount of US$1,950,000 for personal use in 2020. None of our directors or executive officers received anything in exchange for this pledge. Included in amounts due from related parties in the consolidated balance sheets as of December 31, 2019 and 2020, were receivable from such directors and executive officers of nil and US$1,488,273, respectively. Revenue earned by providing brokerage services and margin loans to such directors and executive officers amounts to nil, nil and US$79,949 for the years ended December 31, 2018, 2019 and 2020, respectively.

Item 8.      Financial Information

A.            Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” for the Company’s Consolidated Financial Statements including the Notes thereto and reports of its independent registered accounting firms. The Company has not yet implemented a formal policy on dividend distributions.

B.            Significant Changes

No significant changes except as disclosed in the annual report else have occurred since December 31, 2020, the date of the financial statements included in this annual report on Form 20-F.

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

Financing

For a description of the Company’s outstanding financing agreements, please see section Item 4. “Information on the Company —A. History and Development of the Company.”

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

This discussion is not a complete description of all tax considerations that may be relevant to particular investors in light of their individual circumstances or investors subject to special tax rules, such as:

●	brokers or dealers in securities or currencies;

●	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

●	banks or certain financial institutions;

●	insurance companies;

●	tax-exempt organizations;

●	partnerships or other entities treated as partnerships or other pass-through entities for U.S. federal income tax purposes or persons holding ADSs or Class A ordinary shares through any such entities;

●	regulated investments companies or real estate investment trusts;

●	persons that hold ADSs or Class A ordinary shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

●	persons subject to special tax accounting rules as a result of any item of gross income with respect to ADSs or Class A ordinary shares being taken into account in an “applicable financial statement” (as defined in section 451 of the Code);

●	persons holding ADSs or ordinary shares in connection with a trade or business outside the United States;

●	persons whose functional currency for tax purposes is not the U.S. dollar;

●	U.S. expatriates; or

●	persons that actually or constructively own 10% or more of (i) the total combined voting power of all classes of our voting stock or (ii) the total value of all classes of our stock.

Prospective investors are urged to consult their own tax advisor concerning the particular U.S. federal income tax consequences to them of the ownership and disposition of our ADSs and Class A ordinary shares, as well as the consequences to them arising under the laws of any other taxing jurisdictions.

For purposes of the U.S. federal income tax discussion below, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is:

●	an individual citizen or resident of the U.S. for U.S. federal income tax purposes;

●	a corporation, or other entity classified as a corporation, that was created or organized in or under the laws of the U.S. or any state thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

●	a trust if (i) a court within the U.S. is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) the trust has a valid election in effect to be treated as a U.S. person.

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

With respect to non-corporate U.S. Holders, certain dividends received from a qualified foreign corporation may be subject to a reduced capital gains tax rate rather than the marginal tax rates generally applicable to ordinary income. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or in the preceding taxable year) generally will be treated as a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the U.S. that includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the U.S. We expect that our ADSs, which we have applied to list on the Nasdaq Global Select Market, will be readily tradable on an established securities market in the U.S. Since we do not expect our Class A ordinary shares to be listed on an established securities market, we do not believe that dividends we pay on our Class A ordinary shares that are not represented by ADSs will meet the conditions required for the reduced capital gains tax rate. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. Non-corporate U.S. Holders of our ADSs that do not meet a minimum holding period requirement will not be eligible for the reduced capital gain tax rate with respect to our dividends regardless of our status as a qualified foreign corporation. In the event that we are deemed to be a PRC resident enterprise under PRC tax law (see “Item 10.E Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the Treaty. Dividends we pay on our ADSs or Class A ordinary shares to non-corporate U.S. Holders during the course of a taxable year during which we are eligible for such benefits would be eligible for the reduced capital gains tax rate, in the case of Class A ordinary shares regardless of whether they are represented by our ADSs. You should consult your own tax advisor regarding the availability of the reduced capital gain tax rate for dividends paid with respect to our ADSs and Class A ordinary shares.

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

U.S. Information Reporting and Backup Withholding Rules

Dividend payments with respect to the ADSs and Class A ordinary shares and the proceeds received on the sale or other disposition of ADSs and Class A ordinary shares may be subject to information reporting to the IRS and to backup withholding. Backup withholding will not apply, however, if (i) a U.S. Holder is an exempt recipient, or if (ii) the U.S. Holder provides a taxpayer identification number, certifying that the U.S. Holder is not subject to backup withholding. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder will be refunded or credited against such U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely provided to the IRS. Certain U.S. Holders who hold “specific foreign financial assets”, including stock of a non-U.S. corporation that is not held in an account maintained by a U.S. “financial institution” may be required to attach to their tax returns for the year certain specified information. A U.S. Holder who fails to timely furnish the required information may be subject to a penalty. You are advised to consult with its own tax advisor regarding the application of the U.S. information reporting and backup withholding rules to your particular circumstances.

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

Foreign Exchange Risk

While most of our revenues are denominated in U.S. dollars and Hong Kong dollars and our expenses are denominated in Renminbi and U.S. dollars, the Company has not used any derivative financial instruments to hedge exposure to such risk as our exposure to foreign exchange risks should be limited in general per management’s assessment. Our results of operations and financial condition will be affected by the exchange rate between U.S. dollar and Hong Kong dollar as well as between U.S. dollar and Renminbi because a substantial portion of our operating costs and expenses is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars. We may seek to reduce the currency risk by entering foreign currency instruments in the future. Currently we did not hold any currency hedging instruments position as of December 31, 2019 and 2020 due to immaterial impact on our daily operation and financials, whilst the Company has been monitoring the exchange rates which may affect our business and financials and will take necessary actions to mediate foreign exchange risks. See Item 3.D “Risk Factors.”

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

Other Market Risk

We earn ETF service fees based upon balances of certain client assets. Fluctuations in these client asset balances caused by changes in equity valuations directly impact the amount of fee revenue we earn. Our UP Fintech China-U.S. Internet Titans ETF was delisted on November 2020. We may investment in similar financial instrument utilize capital that would otherwise be available for other corporate purposes and expose us to potential capital losses.

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

ADS holders are also responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any ADSs) such as:

●	Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

●	Expenses incurred for converting foreign currency into U.S. dollars.

●	Expenses for cable, telex and fax transmissions and for delivery of securities.

●	Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).

●	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

●	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.

●	Any applicable fees and penalties thereon.

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

None of these events occurred in any of the years ended December 31, 2018, 2019 and 2020.

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

For the period from the effective date of the F-1 Registration Statement to December 31, 2019, our total expenses incurred in connection with our IPO were US$11.8 million, which included US$8.3 million in underwriting discounts and commissions for the IPO, US$3.5 million in other costs and expenses for our IPO. We received net proceeds of US$114.8 million from our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from the effective date of the F-1 Registration Statement to December 31, 2019, the net proceeds we used from our initial public offering were US$14.4 million for general corporate purposes and working capital, and US$15.4 million for investments and acquisitions.

As of December 31, 2020, we had used the remainder of our initial public offering proceeds for margin financing business and general corporate purposes, including research and development, working capital needs, and increased regulatory capital requirements of the regulatory authorities in other jurisdictions as a result of our business expansion.

Item 15.       Controls and Procedures

Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2020. Disclosure controls and procedures refers to controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is compiled and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective as of December 31, 2020 caused by the material weakness in our internal control over financial reporting described below.

Management’s Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the preparation of financial statements for external purposes in accordance with U.S. GAAP.

Our management evaluated the effectiveness of internal control design over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2020. In 2020, we set up a team that is dedicated on the internal control of the company and have conducted an overall review on the company's internal control, and have satisfied the compliance requirements of internal control at the design level.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Changes in Internal Control over Financial Reporting

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal control and procedures over financial reporting. In preparing our consolidated financial statements for the three years in the period ended December 31, 2018 included in our registration statement on Form F-1 filed in connection with our initial public offering, we and our independent registered public accounting firm identified two “material weakness” in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, and other control deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial information will not be prevented or detected on a timely basis. The material weaknesses identified relate to (i) insufficient accounting personnel with appropriate knowledge of U.S. GAAP and lack of comprehensive accounting policies and procedures in accordance with U.S. GAAP, and (ii) lack of a systematic risk assessment process over financial reporting. As an emerging growth company, our independent registered public accounting firms have not undertaken a comprehensive assessment of our internal control under the Sarbanes-Oxley Act of 2002 for purposes of identifying and reporting any weakness in our internal control over financial reporting. Therefore our independent certified public accountant firms cannot confirm whether we have established a systematic risk assessment process over financial reporting.

To remedy the identified material weaknesses, we have adopted and will adopt further measures to improve our internal control over financial reporting. We increased the number of employees with knowledge of U.S. GAAP and SEC regulations within our finance and accounting department in 2019, and we are implementing a comprehensive accounting manual to guide the day-to-day accounting operation and reporting work and measures to improve controls of our information systems. The internal control department was set up in September 2020. Our colleagues have rich experiences in the internal control and compliance management of US-listed companies. The internal control department has reviewed the internal control system of the company in the second half of 2020, and rectification of the spotted issues is on the schedule. In addition, we plan to, among others, (i) continue to provide our accounting staff with U.S. GAAP training, and (ii) develop and implement a systematic risk assessment process over financial reporting. We will continue to implement measures to remediate our internal control deficiencies in order to meet the deadline imposed by Section 404 of the Sarbanes Oxley Act. We expect that we will incur more costs in the implementation of such measures. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. See “Item 3. Key Information — D. Risk Factors— Risks Related to Our Business and Industry— If our internal control over financial reporting or our disclosure controls and procedures are not effective, we may not be able to accurately report our financial results, prevent fraud or file our periodic reports in a timely manner.”

Because we are an emerging growth company, our independent registered public accounting firm has not undertaken a comprehensive assessment of our internal control under the Sarbanes-Oxley Act of 2002 for purposes of identifying and reporting any weakness in our internal control over financial reporting. Once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to the effectiveness of our internal control over financial reporting. Had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

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

Item 16C.    Principal Accountant Fees and Services

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by our independent registered public accounting firms for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the years ended December 31,
	2019	2020(3)
	US$ ‘000	US$ ‘000
Audit fees (1)	767	1,543
Tax fees (2)	40	46
	807	1,589
(1)	Audit fees represent the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements, the review of our quarterly financial statements.

(2)	Tax fees represent the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditor for tax compliance, tax advice, and tax planning.

(3)	On December 9, 2020, we engaged KPMG Huazhen LLP (“KPMG”) as our independent registered public accounting firm to replace Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”). See also "Item 16F. Change in Registrant's Certifying Accountant.”

Audit Committee’s Pre-Approval Policies and Procedures

The Company’s Audit Committee is responsible for appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

2020 Repurchases of ADSs(1)

			Total Number of	Maximum Number
			ADSs	(or Approximate
			Purchased as	Dollar Value) of
			Part of Publicly	ADSs that May Yet
	Total Number	Average	Announced	Be Purchased
	of ADSs	Price Paid	Plans or	Under the Plans or
Period	Purchased	per ADS	Programs	Programs
April 2020	300,500	2.7865	300,500	US$19,162,667
May 2020	233,868	3.0067	534,358	US$18,459,487
June 2020	160,919	3.9293	695,287	US$17,827,181
July 2020	—	—	695,287	US$17,827,181
August 2020	—	—	695,287	US$17,827,181
Total	695,287	3.1251	695,287	US$17,827,181
(1)	On March 25, 2020, we announced that our Board of Directors had approved a share repurchase program pursuant to which we may purchase its outstanding ADSs with an aggregate market value of up to US$20 million over the succeeding 12-month period. We have used our available cash to fund repurchases made under this program. The Company commenced its share repurchase program on April 1, 2020, and it expired by its terms on August 31, 2020.

Item 16F.     Change in Registrant’s Certifying Accountant

On December 9, 2020, the Company engaged KPMG Huazhen LLP (“KPMG”) as the Company’s independent registered public accounting firm, to replace Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”). The change of the Company’s independent registered public accounting firm was approved by the Audit Committee of its Board of Directors, and the decision was not made due to any disagreements between us and Deloitte.

The reports of Deloitte on our consolidated financial statements for the fiscal years ended December 31, 2018 and 2019 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal years ended December 31, 2018 and 2019 and the subsequent interim period through December 9, 2020, there have been no (i) disagreements between us and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or audit scope or procedure, which disagreements if not resolved to the satisfaction of Deloitte would have caused them to make reference thereto in their reports on the consolidated financial statements for such years, or (ii) reportable events as defined in Form 20-F Item 16F (a)(1)(v) other than the material weaknesses of (a) insufficient accounting personnel with appropriate knowledge of U.S. GAAP and lack of comprehensive accounting policies and procedures in accordance with U.S. GAAP, and (b) lack of a systematic risk assessment process over financial reporting reported in our 2018 annual report on Form F-1 filed with the Securities and Exchange of Commission on February 22, 2019 and our 2019 annual report on Form 20-F filed with the Securities and Exchange of Commission on April 29, 2020.

During each of the fiscal years ended December 31, 2018 and 2019 and the subsequent interim period through December 9, 2020, neither we nor anyone on behalf of us has consulted with KPMG regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that KPMG concluded was an important factor considered by us in reaching a decision as to any accounting, audit, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F of the instructions to Form 20-F.

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

As a company incorporated in the Cayman Islands with Class A ordinary shares and ADSs to be listed on the Nasdaq Global Select Market, we chose to follow our home country practice instead of Nasdaq requirements that mandate that:

●	the board of directors be comprised of a majority of independent directors;

●	the directors be selected or nominated by a majority of the independent directors or a nomination committee comprised solely of independent directors;

●	the board of directors adopt a formal written charter or board resolution addressing the director nominations process and such related matters as may be required under the U.S. federal securities laws;

●	the compensation of our executive officers be determined or recommended by a compensation committee comprised solely of independent directors; and

●	shareholder approval is required prior to the issuance of securities when a stock option or other equity compensation arrangement is established or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants.

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

Item 19.         Exhibits

A list of exhibits included as part of this annual report on Form 20-F is set forth in the Index to Exhibits immediately following this Item 19.

INDEX TO EXHIBITS

Exhibit No.		Exhibit Description
1.1	†	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant

2.1	†	Description of the registrant’s securities registered pursuant to Section 12 of the Exchange Act.

2.2	†	Specimen American Depositary Receipt (contained in Exhibit 2.4)

2.3	†	Specimen Form of Class A Ordinary Share Certificate

2.4	†	Form of Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder

2.5	†	Form of Registration Rights Agreement

3.1	†	Form of Irrevocable Voting Proxy by and among holders of options awarded under the 2018 Share Incentive Plan and the 2019 Performance Incentive Plan and Wu Tianhua

4.1	†	† English translation of Exclusive Business Cooperation Agreement between Ningxia Rongke and Ningxia Yixin dated June 7, 2018

4.2	†

English translation of Exclusive Option Contract among Ningxia Yixin, shareholders of Ningxia Rongke and Ningxia Rongkee dated December 17, 2018, which restated and amended the version dated June 7, 2018

4.3	†

English translation of Equity Pledge Contract among Beijing Bohu, shareholders of Beijing xiangshang Rongke and Beijing xiangshang Rongke dated April 13, 2021, which replaced the version dated June 7, 2018

4.4	†	English translation of the Power of Attorney by Ningxia Yixin and shareholders of Ningxia Rongke dated December 17, 2018, which restated and amended the version dated June 7, 2018

4.5	†	English translation of the form of Spouse Consent Letter by the spouse of each married shareholder of Ningxia Rongke

4.6	†	English translation of Exclusive Business Cooperation Agreement between Beijing Yixin and Beijing Yiyi dated October 30, 2018

4.7	†	English translation of Exclusive Option Contract among Beijing Yixin, shareholders of Beijing Yiyi and Beijing Yiyi dated October 30, 2018

4.8	†	English translation of Equity Pledge Contract among Beijing Yixin, shareholders of Beijing Yiyi and Beijing Yiyi dated October 30, 2018

4.9	†	English translation of the Power of Attorney between Beijing Yixin and shareholders of Beijing Yiyi dated October 30, 2018

4.10	†	English translation of the form of Spouse Consent Letter by the spouse of each married shareholder of Beijing Yiyi

4.11	†	Form of Employment Agreement between the Registrant and its executive officers

4.12	†	Form of Indemnification Agreement between the Registrant and its directors and executive officers

4.13	†	Consolidated Clearing Agreement between IB LLC and Top Capital Partners Limited

4.14	†	Fully Disclosed Clearing Agreement between IB LLC and Top Capital Partners Limited

4.15	†	English translation of the Lease Contract of Grandyvic Building for the registrant’s Beijing office

4.16	†	Subscription Agreement by and between the Registrant and IB Global Investments LLC dated March 8, 2019

4.17	†	UP Fintech Holding Limited Share Incentive Plan adopted in June 2018 and amended in December 2018

4.18	†	UP Fintech Holding Limited 2019 Performance Incentive Plan

8.1		List of principal subsidiaries and consolidated affiliated entities of the Registrant

11.1	†	Code of Business Conduct and Ethics

12.1		Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer

12.2		Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer

13.1		Certification of the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2		Certification of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1		Consent of KPMG Huazhen LLP Certified Public Accountants

15.2		Consent of Deloitte Touche Tohmatsu Certified Public Accountants

15.3		Letter of Deloitte Touche Tohmatsu Certified Public Accountants to the Securities and Exchange Commission, dated April 28, 2021

15.4

The registrant hereby agrees to furnish to the SEC, upon request, copies of instruments defining the rights of holder of long-term debt of the registrant and its consolidated subsidiaries and for any of its unconsolidated subsidiaries for which financial statements are required to the filed.

101.INS		Inline XBRL Instance Document

101.SCH		Inline XBRL Taxonomy Extension Schema Document

101.CAL		Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF		Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB		Inline XBRL Taxonomy Extension Labels Linkbase Document

101.PRE		Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*		Cover Page Interactive Data File (embedded within the Inline XBRL document)

†   Previously filed

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

UP FINTECH HOLDING LIMTED

/s/ Tianhua Wu
Name: Tianhua Wu
Title: Chief Executive Officer and Director

Dated: April 28, 2021

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of UP Fintech Holding Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of UP Fintech Holding Limited and its subsidiaries (the “Company”) as of December 31, 2019, and the related consolidated statements of operations, comprehensive loss, change in shareholders’ (deficit) equity and cash flows for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

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

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 29, 2020

We have served as the Company’s auditor since 2018. In 2020, we became the predecessor auditor.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

UP Fintech Holding Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of UP Fintech Holding Limited and its subsidiaries (the Company) as of December 31, 2020, the related consolidated statements of comprehensive income (loss), changes in equity (deficit), and cash flows for the year ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG Huazhen LLP
We have served as the Company’s auditor since 2020.
Beijing, China
April 28, 2021

UP FINTECH HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in U.S. dollars (“US$”), except for share, per share and per data, or otherwise noted)

	As of December 31,
	2019	2020
	US$	US$
Assets:
Cash and cash equivalents	59,408,555	79,652,897
Cash—segregated for regulatory purpose	317,915,092	867,946,754
Term deposits	65,601,207	18,698,143
Receivables from customers (net of allowance of nil and US$ 91,788 as of December 31, 2019 and 2020)	106,113,896	372,215,645
Receivables from brokers, dealers, and clearing organizations (net of allowance of nil as of December 31, 2019 and 2020):
Related parties	185,047,211	764,318,932
Others	9,274,205	32,547,428
Financial instruments held, at fair value	14,881,240	562,536
Prepaid expenses and other current assets	8,020,192	11,214,430
Amounts due from related parties	3,484,434	5,065,222
Total current assets	769,746,032	2,152,221,987
Right-of-use assets	5,732,559	7,280,763
Property, equipment and intangible assets, net	9,535,541	9,693,034
Goodwill	2,421,403	2,421,403
Long‑term investments	6,017,219	6,480,951
Other non-current assets	3,045,732	4,299,246
Deferred tax assets	12,561,461	9,919,967
Total assets	809,059,947	2,192,317,351
Liabilities:
Payables to customers	512,481,679	1,696,164,267
Payables to brokers, dealers and clearing organizations
Related parties	53,774,882	218,574,120
Others	1,355,112	5,135,941
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of US$9,267,717 and US$12,345,185 as of December 31, 2019 and 2020, respectively)	16,881,957	27,138,201
Deferred income - current	697,330	844,558
Lease liabilities - current (including lease liabilities - current of the consolidated VIEs without recourse to the Group of US$1,097,916 and US$1,743,537 as of December 31, 2019 and 2020, respectively)	2,401,566	3,514,592
Total current liabilities	587,592,526	1,951,371,679
Deferred income – non-current	1,552,595	1,565,843
Lease liabilities – non-current (including lease liabilities – non-current of the consolidated VIEs without recourse to the Group of US$100,701 and US$1,158,044 as of December 31, 2019 and 2020, respectively)	3,440,092	3,692,701
Deferred tax liabilities	1,449,000	—
Total liabilities	594,034,213	1,956,630,223
Commitments and Contingencies (Note 17)
Mezzanine equity:
Redeemable non‑controlling interest of sponsored fund	3,084,122	—
Total mezzanine equity	3,084,122	—
Shareholders’ equity (deficit):
Class A ordinary shares (US$0.00001 par value; 4,662,388,278 and 4,662,388,278 shares authorized as of December 31, 2019 and 2020 respectively; 1,777,218,449 and 1,794,357,434 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	17,772	17,944
Class B ordinary shares (US$0.00001 par value; 337,611,722 shares authorized as of December 31, 2019 and 2020 , 337,611,722 issued and outstanding as of December 31, 2019 and 2020)	3,376	3,376
Additional paid‑in capital	285,767,622	291,827,379
Statutory reserve	724,008	2,663,551
Accumulated deficit	(73,704,745)	(59,579,495)
Treasury stock (nil and 10,429,305 shares as of December 31, 2019 and 2020, respectively)	—	(2,172,819)
Accumulated other comprehensive income (loss)	(866,421)	2,927,192
Total UP Fintech Holding Limited shareholder’s equity	211,941,612	235,687,128
Total liabilities, mezzanine equity and equity	809,059,947	2,192,317,351

The accompanying notes are an integral part of these consolidated financial statements.

UP FINTECH HOLDING LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

	For the years ended December 31,
	2018	2019	2020
	US$	US$	US$
Revenues(a):
Commissions	26,043,051	26,697,958	77,628,521
Interest related income
Financing service fees	6,442,012	7,926,766	6,576,622
Interest income	85,361	16,505,185	31,754,541
Other revenues	989,841	7,532,991	22,537,006
Total revenues	33,560,265	58,662,900	138,496,690
Interest expense(a)	—	(4,101,528)	(10,102,290)
Total Net Revenues	33,560,265	54,561,372	128,394,400
Operating cost and expenses:
Execution and clearing(a)	(257,115)	(2,519,238)	(12,645,113)
Employee compensation and benefits (including share-based compensation of US$34,204,761, US$4,062,600 and US$6,054,612 for the years ended December 31, 2018, 2019 and 2020, respectively)	(55,656,219)	(35,787,458)	(50,039,073)
Occupancy, depreciation and amortization	(2,621,699)	(3,572,260)	(4,735,881)
Communication and market data	(3,558,546)	(6,494,006)	(10,320,505)
Marketing and branding(a)	(10,526,940)	(7,103,178)	(15,871,777)
General and administrative(a)	(7,831,860)	(9,259,484)	(13,748,818)
Total operating cost and expenses	(80,452,379)	(64,735,624)	(107,361,167)
Other income:
Others, net	725,446	869,028	996,559
Income (loss) before income taxes	(46,166,668)	(9,305,224)	22,029,792
Income tax benefit (expense)	1,873,113	3,355,366	(2,850,547)
Net income (loss)	(44,293,555)	(5,949,858)	19,179,245
Less:
Net income attributable to redeemable non-controlling interests	—	639,573	3,114,452
Net loss attributable to non-controlling interests	(1,085,823)	—	—
Net income (loss) attributable to ordinary shareholders of UP Fintech Holding Limited	(43,207,732)	(6,589,431)	16,064,793
Net income (loss) per share attributable to ordinary shareholders of UP Fintech Holding Limited:
Basic	(0.09)	(0.00)	0.01
Diluted	(0.09)	(0.00)	0.01
Weighted average shares used in calculating net income (loss) per ordinary share:
Basic	506,393,198	1,751,784,176	2,117,904,025
Diluted	506,393,198	1,751,784,176	2,162,232,325
Other comprehensive income (loss), net of tax:
Unrealized gain on available-for-sale securities (net of tax effect of US$87,619, nil and US$6,284 for the years ended December 31, 2018, 2019 and 2020, respectively)	262,857	—	41,149
Change in cumulative foreign currency translation adjustment	(935,612)	(321,433)	3,752,464
Total Comprehensive income (loss)	(44,966,310)	(6,271,291)	22,972,858
Total Comprehensive income (loss) attributable to non-controlling interests	(1,085,823)	—	—
Total Comprehensive income (loss) attributable to redeemable non-controlling interests	—	639,573	3,114,452
Total Comprehensive income (loss) attributable to ordinary shareholders of UP Fintech Holding Limited	(43,880,487)	(6,910,864)	19,858,406

(a)	Includes the following revenues, costs and expenses resulting from transactions with related parties for the year ended December 31, 2020 (note 14):

For the Year Ended
December 31, 2020
US$
Revenues:
Commissions	35,559,807
Interest related income
Financing service fees	6,576,622
Interest income	21,966,305
Other revenues	8,014,524
Interest expense	(9,316,150)

Execution and clearing	(7,150,700)
Marketing and branding	(397,590)
General and administrative	(700,000)

The accompanying notes are an integral part of these consolidated financial statements.

UP FINTECH HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

		Series Angel
		equity
		interest with							Series Angel				Accumulated				Redeemable
	Paid‑in	preferential	Class A ordinary		Class B ordinary				convertible		Additional		other		Non‑	Total	non‑controlling
	capital	rights	shares		shares		Treasury stock purchases		preferred shares		paid‑in	Statutory	comprehensive	Accumulated	controlling	shareholders’	interest of
	Amount	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	capital	Reserves	income (loss)	deficit	interests	equity (deficit)	sponsored fund
	US$	US$		US$		US$		US$		US$	US$	US$	US$	US$	US$	US$	US$
Balance as of January 1, 2018	357,338	496,584	—	—	—	—	—	—	—	—	7,291,855	—	206,734	(23,183,574)	(464,878)	(15,295,941)	—
Reorganization effect (note )	(357,338)	(496,584)	33,170,968	332	410,643,948	4,106	—	—	419,736,104	4,197	845,287	—	—	—	—	—	—
Issuance of class A ordinary shares	—	—	2,480,000	25	—	—	—	—	—	—	178,429	—	—	—	—	178,454	—
Issuance of class B ordinary shares	—	—	—	—	107,863,347	1,079	—	—	—	—	—	—	—	—	—	1,079	—
Class B ordinary shares converted into Class A ordinary shares	—	—	180,895,573	1,809	(180,895,573)	(1,809)	—	—	—	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	—	—	—	—	34,204,761	—	—	—	—	34,204,761	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	(1,014,579)	—	78,967	(935,612)	—
Unrealized gain on available-for-sale securities	—	—	—	—	—	—	—	—	—	—	—	—	262,857	—	—	262,857	—
Investment in sponsored fund from non-controlling shareholders	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2,204,940
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(43,207,732)	(1,085,823)	(44,293,555)	—
Balance as of December 31, 2018	—	—	216,546,541	2,166	337,611,722	3,376	—	—	419,736,104	4,197	42,520,332	—	(544,988)	(66,391,306)	(1,471,734)	(25,877,957)	2,204,940
Issuance of Class A ordinary shares upon initial public offering, net of offering costs of US$3,462,099	—	—	237,375,000	2,373	—	—	—	—	—	—	114,763,528	—	—	—	—	114,765,901	—
Conversion of convertible preferred shares to Class A ordinary shares upon initial public offering	—	—	1,229,518,986	12,295	—	—	—	—	(419,736,104)	(4,197)	122,692,824	—	—	—	—	122,700,922	—
Issuance of Class A ordinary shares in relation to the acquisition of Marsco Investment Corporation	—	—	8,508,390	85	—	—	—	—	—	—	2,999,915	—	—	—	—	3,000,000	—
Issuance of Class A ordinary shares upon settlement of share-based awards	—	—	85,269,532	853	—	—	—	—	—	—	200,157	—	—	—	—	201,010	—
Share-based compensation	—	—	—	—	—	—	—	—	—	—	4,062,600	—	—	—	—	4,062,600	—
Provision of statutory reserve	—	—	—	—	—	—	—	—	—	—	—	724,008	—	(724,008)	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	(321,433)	—	—	(321,433)	—
Acquisition of additional equity interest from non-controlling shareholders	—	—	—	—	—	—	—	—	—	—	(1,471,734)	—	—	—	1,471,734	—	—
Investment in sponsored fund from non-controlling shareholders	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	239,609
Net income (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	(6,589,431)	—	(6,589,431)	639,573
Balance as of December 31, 2019	—	—	1,777,218,449	17,772	337,611,722	3,376	—	—	—	—	285,767,622	724,008	(866,421)	(73,704,745)	—	211,941,612	3,084,122
Issuance of Class A ordinary shares upon settlement of share-based awards	—	—	17,138,985	172	—	—	—	—	—	—	5,145	—	—	—	—	5,317	—
Share-based compensation	—	—	—	—	—	—	—	—	—	—	6,054,612	—	—	—	—	6,054,612	—
Treasury stock purchases							10,429,305	(2,172,819)								(2,172,819)
Provision of statutory reserve	—	—	—	—	—	—	—	—	—	—	—	1,939,543	—	(1,939,543)	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	3,752,464	—	—	3,752,464	—
Unrealized gain on available-for-sale securities	—	—	—	—	—	—	—	—	—	—	—	—	41,149	—	—	41,149	—
Investment in sponsored fund from non-controlling shareholders	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	4,251,549
Disposal of sponsored fund from non-controlling shareholders	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(10,450,123)
Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	16,064,793	—	16,064,793	3,114,452
Balance as of December 31, 2020	—	—	1,794,357,434	17,944	337,611,722	3,376	10,429,305	(2,172,819)	—	—	291,827,379	2,663,551	2,927,192	(59,579,495)	—	235,687,128	—

Note: Represents the reorganization transactions to re-domicile the Company’s business from the People’s Republic of China (the “PRC”) to the Cayman Islands as described in Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

UP FINTECH HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

	For the years ended December 31,
	2018	2019	2020
	US$	US$	US$
Cash flows from operating activities:
Net income (loss)	(44,293,555)	(5,949,858)	19,179,245
Adjustments to reconcile net income (loss) to net cash (used in)/provided by operating activities:
Share-based compensation	34,204,761	4,062,600	6,054,612
Depreciation and amortization	473,730	752,167	928,414
Unrealized fair value change of financial instruments held, at fair value	(215,446)	(1,659,469)	(6,281)
Gain on disposal of subsidiaries	—	(467,500)	—
Loss from equity investments, including impairments	—	755,524	191,603
Allowance for doubtful accounts	—	—	91,788
Loss on disposal of property and equipment	—	34,467	119,136
Foreign currency exchange loss (gain)	(542,336)	(284,153)	2,918,701
Deferred tax (benefit) expense	(1,874,819)	(6,215,140)	1,772,670
Changes in operating assets and liabilities:
Financial instruments held, at fair value	(6,219,795)	(6,627,630)	14,324,985
Receivables from customers	(353,304)	(101,438,442)	(266,193,537)
Receivables from brokers, dealers and clearing organizations(a)	1,128,931	(183,103,763)	(602,544,944)
Amounts due from related parties	(10,390,564)	401,748	(390,683)
Prepaid expenses and other current assets	(3,543,158)	(1,259,888)	(3,531,256)
Right-of-use assets	—	2,251,301	(1,548,204)
Other non-current assets	—	(435,614)	(130,244)
Payables to customers	5,316,263	481,105,480	1,183,682,588
Payables to brokers, dealers and clearing organizations(a)	—	55,078,762	168,580,067
Accrued expenses and other current liabilities	5,137,692	6,200,824	10,256,244
Lease liabilities	—	(2,142,202)	1,365,635
Deferred income	—	2,249,925	160,476
Net cash (used in)/ provided by operating activities	(21,171,600)	243,309,139	535,281,015
Cash flows from investing activities:
Purchase of property, equipment and intangible assets	(1,684,382)	(1,317,435)	(978,142)
Prepayment for acquisition and long-term investments subject to certain closing conditions	—	(854,891)	—
Payment for long-term investments	—	(600,000)	—
Cash paid for acquisition, net of cash acquired	—	(6,008,680)	—
Cash-segregated for regulatory purpose acquired from acquisition	—	22,094,198	—
Repayment of loans from related parties	1,793,993	1,585,591	—
Cash received from disposal of a subsidiary	—	106,105	—
Purchase of term deposits	(29,999,865)	(65,601,207)	(31,449,568)
Maturity of term deposits	—	29,999,865	78,374,132
Advances to employees	—	(1,154,938)	(1,462,052)
Loans to related parties	(5,233,963)	(288,719)	(928,751)
Net cash (used in)/provided by investing activities	(35,124,217)	(22,040,111)	43,555,619
Cash flows from financing activities:
Proceeds received from issuance of Class A ordinary shares	178,454	—	—
Proceeds received from issuance of Class B ordinary shares	1,079	—	—
Proceeds received from issuance of Series B-3 convertible redeemable preferred shares	19,961,472	—	—
Proceeds received from issuance of Series C convertible redeemable preferred shares	47,180,000	800,000	—
Proceeds received from issuance of Series C-1 convertible redeemable preferred shares	10,000,000	—	—
Net proceeds received from initial public offering (net of offering cost of US$3,462,099)	—	114,765,901	—
Proceeds received from issuance of Class A Ordinary Shares upon settlement of share-based awards	—	201,010	5,317
Capital contribution in sponsored fund from redeemable non-controlling interest	2,204,940	239,609	4,251,549
Payment to Redeemable non-controlling interest due to disposal of sponsored fund	—	—	(10,450,123)
Repayment of loans to bank	—	(1,100,000)	—
Purchases of treasury stock	—	—	(2,172,819)
Net cash provided by/(used in) financing activities	79,525,945	114,906,520	(8,366,076)
Increase in cash,cash equivalents and restricted cash	23,230,128	336,175,548	570,470,558
Effect of exchange rate changes	(189,163)	45,693	(194,554)
Cash, cash equivalents and restricted cash at beginning of the year	18,061,441	41,102,406	377,323,647
Cash, cash equivalents and restricted cash at end of the year	41,102,406	377,323,647	947,599,651
Cash, cash equivalents and restricted cash:
Cash and cash equivalents	34,406,970	59,408,555	79,652,897
Cash-segregated for regulatory purpose	6,695,436	317,915,092	867,946,754
Supplemental disclosure of cash flow information:
Income taxes paid	—	762,179	266,269
Acquisition consideration paid	—	6,348,290	—
Non-cash investing activity:
Loan converted to long‑term investment	—	3,846,699	—
Prepayment converted to long-term investment and loans to related parties	—	—	654,891

(a)	Includes the following changes in operating assets and liabilities resulting from transactions with related parties for the year ended December 31, 2020:

For the year ended
December 31, 2020
US$
Cash flows from operating activities:
Changes in operating assets and liabilities:
Receivables from brokers, dealers and clearing organizations	(579,271,721)
Payables to brokers, dealers and clearing organizations	164,799,238

The accompanying notes are an integral part of these consolidated financial statements.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

UP Fintech Holding Limited (the “Company”) was incorporated under the laws of Cayman Islands on January 26, 2018. The Company, its subsidiaries, its consolidated variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively, the “Group”) are primarily engaged in providing online brokerage services.

As of December 31, 2020, details of the Group’s major principal operating subsidiaries, VIEs and VIEs’ subsidiaries were as follows:

	Date of	Place of	Percentage of
	incorporation or	establishment/	legal
	acquisition	incorporation	ownership
Subsidiaries:
Tiger Brokers (NZ) Limited (“TBNZ”)	August 02, 2016	New Zealand	100%
Up Fintech International Limited (“Up International”)	February 08, 2018	Hong Kong	100%
Tiger Fintech (Singapore) PTE Ltd. (“Tiger SG”)	March 13, 2018	Singapore	100%
Tiger Brokers (Singapore) PTE Ltd. (“Tiger Brokers SG”)	March 27, 2018	Singapore	100%
US Tiger Securities, Inc. (“US Tiger Securities”)	March 30, 2018	United States of America(“USA”)	100%
Beijing Bohu Xiangshang Technology Co.,LTD (“Beijing BHXS”, “Ningxia WFOE”)[1]	May 17, 2018	PRC	100%
Tiger Fintech Holdings, Inc (“Tiger Fintech Holdings”)	July 09, 2018	USA	100%
Beijing Xiangshang Yixin Technology Co., Ltd (“Beijing Yixin”, “Beijing WFOE”)	July 26, 2018	PRC	100%
Trading Front Inc (“Trading Front”)	August 01, 2018	USA	100%
Wealthn LLC (“Wealthn”)	August 01, 2018	USA	100%
Kastle Limited (“Kastle”)	October 15, 2018	Hong Kong	100%
Tung Chi Consulting Limited (“Tung Chi”)	January 29, 2019	Hong Kong	100%
Marsco Investment Corporation (“Marsco”)	July 12, 2019	USA	100%
Tradeup Inc. (“Tradeup”)	October 10, 2019	USA	100%
Hangzhou U-Tiger Technology Co. LTD	April 09,2020	PRC	100%
VIEs:
Ningxia Xiangshang Rongke Technology Co.,LTD (“Ningxia Rongke”, “Ningxia VIE”)	June 11, 2014	PRC	Consolidated VIE
Beijing Xiangshang Yiyi Laohu Technology Group Co.,LTD (“Beijing Yiyi”, “Beijing VIE”)	October 29, 2018	PRC	Consolidated VIE
VIEs’ subsidiaries:
Tiger Technology Corporation Limited (“Tiger Technology”)	October 14,2014	Hong Kong	VIE’s subsidiary
Tiger Holdings, LLC (“Tiger LLC”)	October 13, 2015	USA	VIE’s subsidiary
Beijing U‑Tiger Network Technology Co., LTD (“Beijing U‑Tiger Network”)	April 20, 2016	PRC	VIE’s subsidiary
Beijing U‑Tiger Business Service Co., Ltd (“Beijing U‑Tiger Business”)	April 21,2016	PRC	VIE’s subsidiary
Beijing Chenhao Technology Co., LTD. (“Beijing Chenhao”)	August 11, 2016	PRC	VIE’s subsidiary
Beijing Zhijianfengyi Information Technology Co., Ltd (“Beijing ZJFY”)	January 25, 2018	PRC	VIE’s subsidiary
Shenzhen Xiang Shang Hu Xun Technology Co., LTD (“HuXun”)	June 20, 2018	PRC	VIE’s subsidiary
Beijing Huyi Technology Co., Ltd (“Huyi”)	September 05, 2018	PRC	VIE’s subsidiary
Guangzhou U-Tiger Technology Co.,LTD (“Guangzhou U-Tiger”)	December 24, 2018	PRC	VIE’s subsidiary

1 In December 2020, the name of “Ningxia Xiangshangyixin Technology Co., Ltd” was changed to “Beijing Bohu Xiangshang Technology Co., LTD”.

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

In June 2018, the Company undertook a series of reorganization transactions to re-domicile its business from the PRC to the Cayman Islands (the “Re-domiciliation”). The main purpose of the Re-domiciliation was to establish a Cayman holding company for the existing business in preparation for its overseas initial public offering. At the same shareholding percentages and the rights of each shareholder were substantially the same in Ningxia Rongke and the Company, the Re-domiciliation was accounted for as a reorganization of entities under common ownership. As a result, Ningxia Rongke’s historical financial information was consolidated in the consolidated financial statements of the Group since the beginning of the periods presented.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

The VIE arrangements

To provide the Company control over the VIEs and the rights to the expected residual returns of the VIEs and VIEs’ subsidiaries, on June 7, 2018, Ningxia WFOE, entered into a series of contractual arrangements as described below, and as amended on December 17, 2018, with the Ningxia Rongke and its equity investors. On October 30, 2018, Beijing WFOE entered into a series of substantially same contractual arrangements with Beijing Yiyi.

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

Powers of Attorney. The equity investors of the VIEs signed the irrevocable Powers of Attorney to appoint the WFOEs as the attorney-in-fact to act on the equity investors’ behalf on all rights that the equity investors have in respect of their equity interest in the VIEs conferred by relevant laws and regulations and the articles of association of the VIEs. The rights include but not limited to attending shareholders meeting, exercising voting rights, designating and appointing on behalf of the equity investors, the legal representative (chairperson), the director, supervisor, the chief executive officer and other senior management members of the VIEs. Powers of attorney are coupled with an interest and shall be irrevocable and continuously valid from the date of execution of the Powers of Attorney.

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

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

Agreements that were entered to transfer economic benefits to the Company

Exclusive Business Cooperation Agreements. The WFOEs entered into Exclusive Business Cooperation Agreements with the VIEs and their equity investors. Under the agreements, VIEs agree to appoint the WFOEs as their exclusive services provider to provide the business support, technical and consulting services at a determined price. The WFOEs shall have exclusive and proprietary rights and interests in all rights, ownership, interests and intellectual properties arising out of or created during the performance of the agreement. The annual service fee should not be less than 99% of VIEs’ total net profit and could be decided and adjusted by the WFOEs. The service agreements shall remain effective for ten years. The WFOEs has the right to unilaterally extend the agreement and the VIEs shall accept the extended term unconditionally.

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

The Company’s ability to control the VIEs also depends on the Powers of attorney. The WFOEs have to vote on all matters requiring shareholders’ approval in the VIEs. As noted above, the Company believes this Powers of attorney is legally enforceable but may not be as effective as direct equity ownership.

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

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC regulatory authorities could:

●	revoke the Group’s business and operating licenses;
●	require the Group to discontinue or restrict its operations;
●	restrict the Group’s right to collect revenues;

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

Risks in relation to the VIE structure (Continued)

●	restrict or prohibit the Group to finance its business and operations in China;
●	require the Group to restructure the operations;
●	impose additional conditions or requirements with which the Group might not be able to comply, levy fines, confiscate the Group’s income or the income of its PRC subsidiary or affiliated PRC entities; or
●	take other regulatory or enforcement actions against the Group that could be harmful to its business.

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

The following financial statement amounts and balances of the VIEs were included in the accompanying consolidated financial statements after the elimination of intercompany transaction and balances within the Group:

	As of December 31,
	2019	2020
	US$	US$
Current assets	11,412,715	10,000,576
Non-current assets	5,838,056	16,253,658
Total assets	17,250,771	26,254,234
Current liabilities	10,365,633	14,088,722
Non-current liabilities	100,701	1,158,044
Total liabilities	10,466,334	15,246,766

	For the years ended December, 31
	2018	2019	2020
	US$	US$	US$
Total revenues	27,536,436	3,089,605	2,625,883
Net loss	(4,948,406)	(24,539,413)	(21,090,334)

	For the years ended December, 31
	2018	2019	2020
	US$	US$	US$
Net cash provided by operating activities	3,768,318	33,354,051	26,964,708
Net cash used in investing activities	(2,456,147)	(726,601)	(353,353)
Net cash used in financing activities	(1,509,434)	—	—

The VIEs contributed an aggregate of 82%, 6% and 2% of the consolidated revenues for the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2019 and 2020, the VIEs accounted for an aggregate of 2% and 1%, respectively, of the consolidated total assets, and 2% and 1%, respectively, of the consolidated total liabilities.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

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

Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of their statutory reserve and their share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 20 for disclosure of restricted net assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principle of consolidation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements of the Group include the financial statements of the Company, its wholly-owned subsidiaries, its VIEs and the VIEs' subsidiaries. The Company believes that the disclosures are adequate to make the information presented not misleading.

Consolidation of a sponsored fund

The Company has a trust that develops and holds an exchange-trade fund (the “sponsored fund”) that is publicly traded from the Nasdaq Global Select Market. The fund is managed by a subsidiary of the Company. Decisions regarding the trustees of the trust and certain key activities of the sponsored fund within the trust, such as appointment of the sponsored fund’s investment adviser, resides at the trust level. As a result, shareholders of the sponsored fund lack the ability to control the key decision-making processes that most significantly affect the economic performance of the sponsored fund. Accordingly, the Company believes that the trust and the sponsored fund are variable interest entities (“VIEs”) and shall be evaluated for consolidation as VIEs.

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

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Consolidation of a sponsored fund (Continued)

Upon consolidation, management fee revenue earned on, as well as the Company’s investments in, the consolidated sponsored funds are eliminated. The Company retains the specialized accounting treatment of the sponsored fund in consolidation whereby the underlying investments are carried at fair value, reflected in financial instruments held, at fair value, in the Company’s consolidated balance sheets, with corresponding changes in fair value reflected in others, net in the Company’s consolidated statements of comprehensive income (loss). The non-controlling interest represents third-party interests of the Company's consolidated sponsored fund. This interest is redeemable at the option of the investors and therefore is recorded as mezzanine equity. Redeemable non-controlling interest is recorded at redemption value which approximates the fair value at each reporting period. When the Company no longer holds a controlling financial interest in the sponsored fund, the Company deconsolidates the sponsored fund and removes the related assets, liabilities and redeemable non-controlling interests from its balance sheet. Because consolidated sponsored funds carry their assets and liabilities at fair value, there is no incremental gain or loss recognized upon deconsolidation.

In November 2020, the sponsored fund was delisted and liquidated. Therefore it was deconsolidated in Group's consolidated financial statement since November 2020.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include allowance for doubtful accounts, the useful lives of long-lived assets, impairment of long-lived assets and goodwill, fair value measurement of long-term equity securities without readily determinable fair value, long-term available-for-sale securities, purchase price allocation for business acquisition, share-based compensation, the valuation allowance for deferred tax assets and income taxes. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements.

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

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair value (Continued)

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Fair value of financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, cash—segregated for regulatory purpose, term deposits, financial instruments held, at fair value, derivative assets or liabilities in relation to the Company’s derivative transactions, receivables from or payable to customers, receivables from or payables to brokers, dealers, clearing organizations, amounts due from related parties, long–term equity securities without readily determinable fair value, and long-term available–for– sale securities. The Company carries its financial instruments held, at fair value, long-term available–for–sales securities at fair value. Financial instruments held, at fair value, based upon quoted market price, consist of stock investments related to the exchange trade funds (“ETFs”), US treasuries and corporate bonds. The carrying amounts of cash and cash equivalents, cash—segregated for regulatory purpose, term deposits, receivables from or payables to customers, receivables from or payables to brokers, dealers and clearing organizations, amounts due from related parties approximate their fair values due to the short–term maturities of these instruments.

Derivative financial instruments

The Company may utilize derivative financial instruments to mitigate the risk of fair value change of its investments in certain consolidated sponsored funds seeded for business development purposes. These derivative financial instruments are not designated as hedging instruments for accounting purposes. The Company does not use derivative financial instruments for speculative purposes. The Company records the derivative financial instruments in financial instrument held, at fair value or accrued expenses and other current liabilities on its consolidated balance sheets and measures these instruments at fair value. The Company has entered into certain stock index future contracts. As of December 31, 2019, the Company held 34 outstanding future contracts with a notional value of US$5,951,530 and remaining contract term for 2.6 months. No outstanding future contracts held at December 31, 2020. For the years ended December 31, 2019 and 2020, the Company recognized US$1,766,679 and US$2,316,585 loss from settled future contracts.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits with financial institutions, term deposits with an original maturity of three months or less and highly liquid investments, which are unrestricted from withdrawal or use, or which have original maturities of three months or less when purchased.

Cash—segregated for regulatory purpose

Certain subsidiaries of the Company are obligated by rules mandated by their primary regulators to segregate or set aside amount of cash deposited by the customer and the Company. Such regulations are promulgated to protect customer assets and meet the capital adequacy and other regulatory requirement. A corresponding payable to customers is recorded upon receipt of the cash from the customer. Restricted cash represents cash and cash equivalents that are subject to withdrawal or usage restrictions. Cash segregated for regulatory purposes meets the definition of restricted cash and is included in "cash, cash equivalents and restricted cash" in the consolidated statements of cash flows.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash—segregated for regulatory purpose (Continued)

As of December 31, 2019 and 2020, Marsco, the Company’s broker-dealer subsidiary located in the USA, had a cash of US$25,167,014 and US$29,625,645 segregated for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act.

Term deposits

Term deposits consist of bank deposits with an original maturity of greater than three months and less than one year.

Receivables from and payable to Customers

Receivables from customers include the margin loans extended to consolidated accounts customers by the Group. Securities owned by the customers, which are not recorded in the consolidated balance sheets, are held as collateral for amounts due on the loan receivables. Receivables from customers are recorded net of allowance for doubtful accounts. Revenues earned from the margin loan transactions are included in interest income. The amounts receivable from customers that are determined by management to be uncollectible when the fair value of the collaterals fall under the carrying value of the receivables are recorded as bad debt expense in the consolidated statements of comprehensive income(loss). For the years ended December 31, 2018, 2019 and 2020, nil, nil and US$91,788 of allowance for doubtful accounts were recorded.

The table below presents the movement of allowance for doubtful accounts from customers for the year ended December 31, 2020.

For the year ended December 31,2020
Balance at the beginning of the year	—
Accruals (reversals)	91,788
Balance at the end of the year	91,788

Payable to customers represent the closing cash balance to the customers, which include cash deposit and cash collateral received or advanced from consolidated account customers derived from security borrowing and lending activities.

The Company receives or advances cash collateral, in an amount equals to or in excess of the fair value of the securities borrowed and loaned by customers. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as permitted contractually. Interest income and interest expense are recorded on an accrual basis.

Receivables from and Payables to brokers, dealers and clearing organizations

Receivables from brokers, dealers and clearing organizations include customers’ cash deposits, the Group’s revenue receivables, cash collateral received for consolidated account customers’ security lending activities, and net receivables arising from unsettled trades.

Payables to brokers, dealers and clearing organizations include borrowed margin and cash collaterals received from securities borrowing transactions.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Receivables from and Payables to brokers, dealers and clearing organizations (Continued)

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

Intangible assets mainly consist of the brokerage’s license in USA, New Zealand and Australia acquired by the Company, which are recognized as intangible assets with indefinite life, and it should not be amortized until its useful life is determined to be no longer indefinite. An intangible asset that is not subject to amortization is tested for impairment at least annually or if events or changes in circumstances indicate that the asset might be impaired.

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

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The estimation of fair value of each reporting unit using a discounted cash flow methodology also requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the Group's business, estimation of the useful life over which cash flows will occur, and determination of the Group's weighted average cost of capital. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for the reporting unit.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Goodwill (Continued)

The Group first assesses relevant events and circumstances to determine whether it is necessary to perform the two-step goodwill impairment test. If, after assessing the totality of events or circumstances such as those described in the preceding paragraph, the Group determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then the first and second steps of the goodwill impairment test are unnecessary. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit is greater than zero and its fair value exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. The Group concluded that the estimated fair value of the reporting unit substantially exceeded the underlying carrying value as of December 31,2020. No impairment charge was recognized for the years ended December 31, 2018, 2019 and 2020.

Lease

The Group leases offices and other facilities in different cities in the PRC, New Zealand, USA and other countries. The Group determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on its consolidated balance sheets at the lease commencement. The Group measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Group estimates its respective incremental borrowing rate for each jurisdiction based on their analysis of publicly traded debt securities of companies with credit and financial profiles similar to its own. The Group measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing operating lease expense when the lessor makes the underlying asset available to the Group. The Group's leases have remaining lease terms of up to ten years, some of which include options to extend the leases for an additional period which has to be agreed with the lessors based on mutual negotiation. After considering the factors that create an economic incentive, the Group did not include renewal option periods in the lease term for which it is not reasonably certain to exercise.

For short-term leases, the Group records operating lease expense in its consolidated statements of comprehensive income (loss) on a straight-line basis over the lease term and record variable lease payments as incurred.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Long-term investment

The Group’s long-term investments consist of equity securities without readily determinable fair values, available-for-sale securities and equity method investment.

(a)	Equity securities without readily determinable fair values

For investments in equity securities without readily determinable fair values, the Group elects to use the measurement alternative defined as cost, less impairment, adjusted by observable price change. The Group reviews its equity securities without readily determinable fair values investments for impairment at each reporting period by performing a qualitative assessment considering impairment indicators. The Group recorded nil, US$755,524 and nil impairment loss on its equity securities without readily determinable fair values during the years ended December 31, 2018, 2019 and 2020.

(b)	Available-for-sale securities

For investments which are determined to be debt securities, the Group accounts for them as long-term available-for-sale securities when they are not classified as either trading or held-to-maturity investments.

Available-for-sale securities is carried at its fair value and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income or loss.

The Group reviews its investments for other than temporary impairment based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its investments. If the cost of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, the Group’s intent and ability to hold the investment, and the financial condition and near term prospects of the investees. The Group recorded nil, nil and US$150,978 impairment losses on its available-for-sale securities during the years ended December 31, 2018, 2019 and 2020, respectively.

(c)Equity method investment

In accordance with ASC 323 Investment—Equity Method and Joint Ventures, the Group accounts for an equity method investment over which it has significant influence but does not own a majority of the equity interest or otherwise controls and the investments are either common stock or in substance common stock using the equity method. The Group’s share of the investee’s profit and loss is recognized in the consolidated statements comprehensive income (loss) of the period.

An impairment loss on the equity method investments is recognized in the consolidated statements of comprehensive income (loss) when the decline in value is determined to be other-than-temporary. The Group did not record any impairment losses on its equity method investment during the years ended December 31, 2018, 2019 and 2020.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

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

Nature of Services

The Group’s services under contracts with customers are mainly related to its commission earned from its online brokerage business under the consolidated accounts (which customer information are not disclosed to the broker) and the fully disclosed accounts. The Group’s main sources of revenue from contracts with customers are as follows:

i)	Commissions earned for the Group’s online brokerage business in customers’ fully disclosed accounts and consolidated accounts are charged for each customer trade order executed and cleared by broker on a trade date basis and are reported as commissions in the consolidated statements of comprehensive income (loss).

According to the attributes of transactions under consolidated accounts, the Group provides brokerage service for its customers. Commission fees are deducted from the customer's account at the time of trade order initiation and a pre-determined portion is directed to the broker. The Group recognizes revenue at the time of execution of the order (i.e., trade date) on a gross basis as the Group is determined to be the primary obligor in fulfilling the trade order initiated by the customer.

According to the attributes of transactions under fully disclosed accounts, the Group provides the agreed services to its customers in facilitating the trades. Every time the broker executes and clears a trade, the broker collects the commissions, deducts its pre-determined portion and returns the rest of the commission fees to the Group. Accordingly, the commission fee is recorded on a net basis.

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

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition (Continued)

iv)	Other revenues consist of the revenue arising from initial public offering (“IPO”) distribution service and others. Revenue from the IPO distribution service is derived from IPO underwriting and new share subscription services in relation to IPOs in the USA and Hong Kong capital market. IPO distribution revenue are generally recognized when the services are completed. The related revenue from IPO distribution services amounted at US$ 475,055, US$ 3,142,763 and US$ 13,760,209 for the years ended December 31, 2018, 2019 and 2020. The Group also provides promotional and advertisement service and financial advisory service under the contracts with customers, which are recorded over the period of service provided.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized either when a milestone is met triggering the contractual right to bill the customer or when the performance obligation is satisfied. Contract liabilities are reported in deferred income and accrued expenses and other current liabilities-advanced from customers in the consolidated balance sheets.

Research and development expenses

Research and development expenses primarily consist of salaries and employee benefits, rental, and depreciation expenses related to the development of the Group’s proprietary trading platform, back-end technology and customer relationship management system. For the years ended December 31, 2018, 2019 and 2020, US$11,282,241 and US$18,033,074 and US$ 22,507,376 of research and development costs have been expensed as incurred as the costs qualifying for capitalization have been insignificant.

Occupancy, Depreciation and Amortization

Occupancy expenses consist primarily of lease payments on office and data center leases and related occupancy costs, such as utilities. Depreciation and amortization expenses result from the depreciation of fixed assets, such as electronic equipment, office equipment as well as leasehold improvements and the amortization of intangible assets.

Share-based compensation

Share-based payment transactions with employees and managements, such as share options are measured based on the grant date fair value of the equity instrument. The Group has elected to recognize compensation expenses using the straight-line method for all employee equity awards granted with graded vesting provided that the cumulative amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the options that are vested at that date, over the requisite service period of the award, which is generally the vesting period of the award. Compensation expenses for awards with performance conditions is recognized when it is probable that the performance condition will be achieved. The Group elects to recognize forfeitures when they occur. Compensation expenses for awards with service conditions is recognized on a straight-line method over the requisite service period.

The cancellation of an award accompanied by the concurrent grant of a replacement award is accounted for as a modification of the terms of the awards. The incremental compensation cost is measured as the excess of the fair value of the modified award over the fair value of the modified award at the modification date. The incremental portion of share-based compensation for the vested portion is recognized immediately and the incremental portion of share-based compensation for the unvested portion is recognized over the remaining vesting period of the award. If an award is canceled without the concurrent grant of a replacement award or any other consideration, unrecognized compensation cost related to the canceled award is recognized immediately upon cancelation.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Share-based compensation (Continued)

For awards granted with a performance condition that affects vesting, the performance condition is not considered in determining the award's grant-date fair value; however, the performance condition is considered when estimating the quantity of awards that are expected to vest. No compensation expense is recorded for awards with a performance condition unless and until the performance condition is determined to be probable of achievement.

Income taxes

Current taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred taxes are recognized when temporary differences exist between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities, including those for net operating loss carryforwards are measured using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized.

The Group accounts for uncertainty in income taxes by recording an unrecognized tax benefit resulting from tax positions taken or expected to be taken in a tax return. Tax benefits are recognized when the Group believes that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. A tax position that meets the more likely than not recognition threshold is measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement. The Group presents interest and penalties, if any, related to an underpayment of income taxes in income tax expense.

The Group accounts for residual income tax effects in accumulated other comprehensive income due to a change in tax law or a change in judgment about realization of a valuation allowance using the portfolio method and only releases residual amounts when the entire portfolio is liquidated.

Comprehensive income or loss

Comprehensive income or loss consists of two components, net income or loss and other comprehensive income or loss, net of tax. Other comprehensive income or loss refers to revenue, expenses, and gains and losses that are recorded as an element of shareholders’ equity but are excluded from net income or loss. The Group’s other comprehensive income or loss consists of foreign currency translation adjustments from its subsidiaries not using the US$ as their functional currency and the fair value change of long-term available-for-sale securities of the Group, if any. Comprehensive income or loss is reported in the consolidated statements of comprehensive income (loss).

Treasury stock

The Group accounted for those shares repurchased as treasury stock at cost, Treasury stock, and is shown separately in the shareholders' equity as the Company has not yet decided on the ultimate disposition of those shares acquired. When the Company decides to cancel the treasury stock, the difference between the original issuance price and the repurchase price is debited into additional paid-in capital. Refer to Note 13 for details.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Non-controlling interests

For the Company’s consolidated subsidiaries, non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. Non-controlling interests are classified as a separate line item in the equity section of the Group’s consolidated balance sheets and have been separately disclosed in the Group’s consolidated statements of comprehensive income (loss) to distinguish the interests from that of the Company.

Foreign currencies

The reporting currency of the Company is the US$. The Company and the Company’s subsidiaries with operations in the PRC, Hong Kong, New Zealand, Singapore, Australia, the United States and other jurisdictions use their respective local currencies as their functional currencies except for TBNZ which changed the functional currency from local currency to US$. The financial statements of the Company’s subsidiaries, other than the subsidiaries with functional currency in US$, are translated into US$ using the exchange rate as of the balance sheet date for assets and liabilities and the average daily exchange rate for each month for income and expense items. Translation gains and losses are recorded as a separate component of other comprehensive income or loss in the consolidated statements of change in equity (deficit ) and consolidated statements of comprehensive income (loss).

In the financial statements of the Company’s subsidiaries, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in other income in the consolidated statements of comprehensive income (loss) during the year in which they occur.

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents denominated in RMB amounted to US$3,696,283, US$9,473,171 and US$5,972,337 as of December 31, 2018, 2019 and 2020, respectively.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Net income (loss) per share

Basic income (loss) per ordinary share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. The Group’s preferred shares are participating securities as they participate in undistributed earnings on an as-if-converted basis. Accordingly, the Group uses the two-class method whereby undistributed net income is allocated on a pro rata basis to the ordinary shares and preferred shares to the extent that each class may share in income for the period; whereas the undistributed net loss for the period is allocated to ordinary shares only because the redeemable and non-redeemable preferred shares are not contractually obligated to share the loss.

Diluted income (loss) per ordinary share reflects the potential dilution that could occur if securities were exercised or converted into ordinary shares. The Group had redeemable and non-redeemable preferred shares granted prior to the initial public offering, share options and restricted share units, which could potentially dilute basic income (loss) per share. To calculate the number of shares for diluted income (loss) per ordinary share, the effect of the preferred shares is computed using the as-if-converted method; the effect of the share options and restricted share units is computed using the treasury stock method.

Concentration of credit risk

The Group's exposure to credit risk associated with its trading and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and exposure is monitored in light of changing counterparty and market conditions. As of December 31, 2019 and 2020, the Group did not have any material concentrations of credit risk outside the ordinary course of business.

Concentration of revenue

There is no customer accounting for 10% or more of total revenues for the years ended December 31, 2018, 2019 and 2020, respectively.

Concentration of supplier

The Group relies on third parties for the execution and clearing of trade requests made by customers. In instances where these parties fail to perform their obligations, the Group may be temporarily unable to find alternative suppliers to satisfactorily deliver services to its customers in a timely manner, if at all.

For the years ended December 31, 2018, 2019 and 2020, 96.8%, 78.4% and 74.8% of its total net revenues were executed and cleared by one supplier.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Current Expected Credit Losses

On January 1, 2020, the Group adopted FASB ASC Topic 326 – “Financial Instruments – Credit Losses” (“ASC Topic 326”) which replaces the incurred loss methodology with the current expected credit loss (“CECL”) methodology. The new guidance applies to financial assets measured at amortized cost, held-to-maturity debt securities and off-balance sheet credit exposures. For on-balance sheet assets, an allowance must be recognized at the origination or purchase of in-scope assets and represents the expected credit losses over the contractual life of those assets. Expected credit losses on off-balance sheet credit exposures must be estimated over the contractual period the Group is exposed to credit risk as a result of a present obligation to extend credit.

The Group adopted ASC Topic 326 using the modified retrospective approach for all in-scope assets, which did not result in an adjustment to the opening balance in retained earnings. Results for reporting periods beginning after January 1, 2020 are presented under ASC Topic 326 while prior periods continue to be reported in accordance with previously applicable U.S. GAAP. The impact to the current period is not material since the Group’s in-scope assets are primarily subject to collateral maintenance provisions for which the Company elected to apply the practical expedient of reporting the difference between the fair value of collateral and the amortized cost for the in-scope assets as the allowance for current expected credit losses.

Acquisition

In July 2019, the Group acquired 100% equity interests in Marsco for a total consideration of US$9,348,290 in a combination of US$6,348,290 of cash and US$3,000,000 of Class A ordinary shares of the Company. Marsco is a licensed U.S self-clearing broker-dealer that focuses on empowering self-directed investors with the necessary tools to manage their portfolios. Marsco brings in rich broker dealer experience in execution and clearing.

The acquisition was recorded using the acquisition method of accounting. Accordingly, the acquired assets and liabilities were recorded at their fair value at the date of acquisition. The tangible and intangible assets valuation disclosed below was based on a valuation analysis prepared by the management with the assistance from an independent third-party appraiser. In order to value the intangible asset, a multi period excess earnings method (“MPEEM”), a method of discount cash flow, was used. The MPEEM requires significant judgment and estimates by the management on future earnings as well as the economic useful life, taking into account certain factors including the appropriate discount rate. Marsco’s financial statements constituted less than 1% of revenue and 4.1% of total assets of the Company's consolidated financial statement for and as of the year ended December 31, 2019.

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
	9,348,290

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Acquisition (Continued)

The goodwill is mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under U.S.GAAP, and comprise of (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of synergy effect from the acquisition. The acquired goodwill is not deductible for tax purposes.

The Group incurred total acquisition costs of US$377,239. The acquisition costs were primarily related to legal, accounting and advisory services and were expensed as incurred for the year ended December 31, 2019 and are included in general and administrative expenses in the consolidated statements of comprehensive income (loss).

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

Recent Accounting Pronouncements

In June 2016, the FASB amended guidance related to impairment of financial instruments as part of ASU 2016-13 Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which is effective on January 1, 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which the group is required to recognize an allowance based on its estimate of expected credit loss. In November 2018, FASB issued ASU No, 2018-19, Codification Improvements to Topic 326, further clarified the scope of the guidance in the amendments in ASU 2016-13. In May 2019, FASB issued ASU No.2019-05, Financial instrument—Credit Losses (Topic 326), Targeted Transition Relief, which provides an irrevocably fair value option to elect for eligible instruments. In November 2019, FASB issued ASU 2019-11 Codification Improvements to Topic 326, Financial Instruments-Credit Losses, which clarified and improved various aspects of ASU 2016-13. In March 2020, FASB issued ASU 2020-03, Codification Improvements to Financial Instruments, which improves and clarifies various financial instruments topics, including the current expected credit losses standard. As of January 1, 2020, the Group adopted ASC Topic 326 using the modified retrospective approach for all in-scope assets. The adoption of ASC Topic 326 has no impact on the Group's retained earnings as of January 1, 2020. Results for reporting periods beginning after January 1, 2020 are presented under ASC Topic 326 while prior periods continue to be reported in accordance with previously applicable U.S. GAAP.

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this standard will remove, modify and add certain disclosures under ASC Topic 820, Fair Value Measurement, with the objective of improving disclosure effectiveness. ASU 2018-13 is effective for the Group’s fiscal year beginning January 1, 2020, with early adoption permitted. The update eliminates the requirement to disclose: (a) the amount and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy; (b) an entity's policy for timing of transfers between levels; (c) and an entity's valuation processes for Level 3 fair value measurements. The Group adopted ASU 2018-13 on January 1, 2020, and the adoption had no material impact on the Group’s consolidated financial statements.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (Continued)

In December 2019, the FASB issued ASU 2019-12, Income taxes (Topic 740)-Simplifying the accounting for income taxes, which simplifies the accounting for income taxes by removing certain exceptions to the general principles in Topic 740, Income Taxes. For public business entities, the ASU will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Group will apply this ASU for the fiscal year beginning January 1, 2021, and interim period within fiscal year beginning at January 1, 2021. The Group is currently evaluating the impact of this new guidance on the consolidated financial statements but does not expect this guidance will have a material impact on its consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting if certain criteria are met. The amendments in ASU 2020-04 provide optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. This guidance is effective immediately and the amendments may be applied prospectively through December 31, 2022. The adoption did not have a material accounting impact on the Group's consolidated financial position or results of operations.

3. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other currents assets consisted of the following:

	As of December 31,
	2019	2020
	US$	US$
IPO distribution service and promotional and advertisement service receivables	2,080,411	5,360,831
Input VAT receivables	1,626,213	1,174,934
Interest receivables from term deposits	1,526,625	429,454
Prepayment for long-term investment	854,891	—
Prepaid professional service fees	405,094	998,235
Prepaid data and IT service expenses	391,214	1,315,469
Advances to employees	286,900	825,682
Prepaid marketing expenses	222,167	402,724
Rental and other deposits	215,182	391,625
Others	411,495	315,476
	8,020,192	11,214,430

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

4. PROPERTY, EQUIPMENT AND INTANGIBLE ASSETS, NET

Property, equipment and intangible assets, net, consisted of the following:

	As of December 31,
	2019	2020
	US$	US$
Electronic Equipment	1,530,269	2,385,263
Office Equipment	219,418	235,894
Leasehold improvement	543,262	100,417
Software	197,564	159,939
Less: accumulated depreciation	(1,028,796)	(1,252,714)
Property and equipment, net	1,461,717	1,628,799
Licenses	7,967,036	7,967,036
Trademark	117,424	125,285
Less: accumulated amortization	(10,636)	(28,086)
Intangible assets, net	8,073,824	8,064,235
Total	9,535,541	9,693,034

Depreciation and amortization expenses for the years ended December 31, 2018, 2019 and 2020 were US$473,730, US$752,167 and US$928,414, respectively.

5. LONG-TERM INVESTMENTS

Equity securities without readily determinable fair value

The Group had the following equity securities without readily determinable fair value:

	As of December 31,
	2019	2020
	US$	US$
Tibet Gelonghui Information Technology Co., LTD (“Gelonghui”)(a)	1,436,413	1,532,567
UNext Group Limited ("UNext")(b)	600,000	600,000
Total	2,036,413	2,132,567
(a)	In October 2017, the Group acquired 1.0% equity interests of Gelonghui for a purchase consideration of US$1,536,972 (RMB10,000,000). Gelonghui is principally engaged in information technology development, technical consultation and technical services. On January 1, 2018, the Group adopted ASU 2016-01 and ASU 2018-03 with no significant impacts noted. No fair value change was recorded for the years ended December 31, 2019 and 2020. The change of balance was foreign exchange difference.
(b)	In December 2019, the Group acquired 0.6% equity interests of UNext for a purchase consideration of US$600,000. UNext is principally engaged in financing service. No fair value change was recorded for the years ended December 31, 2019 and 2020.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

5. LONG-TERM INVESTMENTS (Continued)

Available-for-sale securities

The Group had the following available-for-sale securities:

	As of December 31,
	2019	2020
	US$	US$
Beijing Yingxin Network Technology Co., LTD (“Yingxin”)(c)	753,496	803,938
Beijing Smart Zhenzhi Technology Co., LTD (“Zhenzhi”)(d)	167,197	—
Alphalion Technology Holding Limited (“Alphalion”)(e)	3,060,113	3,120,113
Total	3,980,806	3,924,051
(c)	In September 2017, the Group acquired 2.91% equity interests of Yingxin for a purchase consideration of US$461,092 (RMB3,000,000). Yingxin is principally engaged in IT services, including systems, data or maintenance. The investment was classified as available-for-sale securities as the Group determined that the preferred shares were debt securities due to the redemption option available to the investor and measured the investment subsequently at fair value. The unrealized holding gains of US$326,623, nil and nil were reported in other comprehensive income or loss for the years ended December 31, 2018, 2019 and 2020. The change of balance in 2020 was foreign exchange difference.
(d)	In July 2017, the Group acquired 3.33% equity interest of Zhenzhi for a purchase consideration of US$153,697 (RMB1,000,000). Zhenzhi is principally engaged in IT services, including software maintenance, application service and data processing. The investment was classified as available-for-sale securities as the Group determined that the preferred shares were debt securities due to the redemption option available to the investors and measured the investment subsequently at fair value. The unrealized holding gain of US$23,853 and nil for the years ended December 31, 2018 and 2019 were reported in other comprehensive income or loss. For the year ended December 31, 2020 , due to the deterioration of the operating conditions of Zhenzhi, the Group had made full provision of US$150,978 for the impairment of this investment.
(e)	In February 2019, the Group entered into a series of agreements to covert its short-term interest-free loans to Alphalion Technology Holding Limited and its affiliates amounted at US$3,060,113 into 25% equity interest of Alphalion (Note 14). Alphalion is principally engaged in IT services, including software maintenance, application service and data processing. The investment was classified as available-for-sale securities as the Group determined that the preferred shares were debt securities due to the redemption option available to investors and measured the investment subsequently at fair value. US$60,000 fair value change was recorded for the year ended December 31,2020.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

5. LONG-TERM INVESTMENTS (Continued)

Equity method investments:

The Group had the following Equity method investments:

	As of December 31,
	2019	2020
	US$	US$
Ocean Joy Holdings Limited (“Ocean Joy”) (f)	—	424,333
Total	—	424,333

(f)	The Group prepaid US$462,276 (HKD3,600,000) in 2019 for the investment of 30% equity interests in Ocean Joy (including its sole subsidiary Ocean Joy Securities Limited) which has a license approved by SFC in Hong Kong to provide securities and futures services. The investment was completed in May 2020. The Group accounted for the investment under the equity method because the investments are of common stock and the Group has significant influence but does not control Ocean Joy. For the year ended December 31, 2020, the Group had recorded an investment loss of US$40,625.

6. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2019	2020
	US$	US$
Accrued payroll and welfare	9,444,626	12,099,447
Income and non-income based tax payables	2,677,610	4,936,372
Accrued marketing expenses	2,416,759	6,251,009
Accrued professional expenses	1,185,326	2,471,569
Accrued data and IT service expenses	552,814	622,641
Advanced from customers	294,881	429,531
Others	309,941	327,632
	16,881,957	27,138,201

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

7. INCOME TAXES

PRC

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. In addition, the EIT Law and its implementing rules permit qualified “High and New Technologies Enterprise” (the “HNTE”) to enjoy a reduced 15% EIT rate. Beijing U-Tiger Business began to qualify as an HNTE under the EIT Law in 2017, subject to the tax rate of 15% with a valid period of three years starting from December 2017 and obtained new certificate on December 2, 2020, subject to the tax rate of 15% with a valid period of three years. The Group’s other subsidiaries are subject to income tax rate of 25%, according to EIT Law.

Cayman Islands

Under the current laws of the Cayman Islands, the Group is not subject to tax on its income or capital gains.

New Zealand

The Group’s subsidiary, TBNZ is located in New Zealand and is subject to an income tax rate of 28% for taxable income earned in New Zealand.

Hong Kong

The Group’s subsidiaries, Up International, Tiger Technology, Kastle limited, Tiger Securities, Tung Chi and Tiger Assets, are located in Hong Kong and are subject to a profits tax rate of 8.25% on assessable profits up to HK$2,000,000 and 16.5% on any part of assessable profits over HK$2,000,000.

USA

The Group’s subsidiaries, Marsco, Tiger Holding LLC, US Tiger Securities, Tiger Fintech Holdings, Trading Front, Tradeup and Wealthn LLC, are located in the USA and are subject to a federal income tax rate of 21% for taxable income earned in the USA.

Singapore

The Group’s subsidiaries, Tiger SG and Tiger Brokers SG, are located in Singapore and are subject to an income tax rate of 17% for taxable income earned in Singapore.

Australia

The Group’s subsidiaries, TBAU, Fleming and Tiger investor, are located in Australia and are subject to an income tax rate of 27.5% for taxable income earned in Australia.

India

The Group's subsidiary, Amtiger is located in India and is subject to an income tax rate of 25% for taxable income earned in India.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

7. INCOME TAXES (Continued)

The components of income (loss) before income taxes are as follows, of which the amount of pre-tax loss in Cayman is immaterial and included in International:

	For the years ended December 31,
	2018	2019	2020
	US$	US$	US$
PRC	(4,014,177)	6,117,021	20,551,832
International	(42,152,491)	(15,422,245)	1,477,960
Total income (loss) before income taxes	(46,166,668)	(9,305,224)	22,029,792

The current and deferred portions of income tax expense (benefit), all of which was incurred outside the Cayman Islands, included in the consolidated statements of comprehensive income (loss) were as follows:

	For the years ended December 31,
	2018	2019	2020
	US$	US$	US$
Current tax expense	1,706	2,859,774	1,077,877
Deferred tax expense (benefit)	(1,874,819)	(6,215,140)	1,772,670
Income tax expense (benefit)	(1,873,113)	(3,355,366)	2,850,547

The related enterprise income tax law also imposes a withholding income tax of 10% on dividends distributed by a foreign investment enterprise ("FIE") to its immediate holding company outside of the PRC, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within the PRC or if the received dividends have no connection with the establishment or place of such immediate holding company within the PRC, unless such immediate holding company's jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. The Cayman Islands, where the Company is incorporated, does not have such tax treaty with the PRC. According to the arrangement between Mainland China and HKSAR on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in Mainland China to its immediate holding company in HKSAR will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). Cash dividends paid by a New Zealand incorporated company to a non-New Zealand tax resident shareholder that holds all of the shares in the New Zealand company are subject to New Zealand withholding tax at the rate of 0% if those dividends are fully imputed. If any part of a cash dividend paid to such a shareholder is not fully imputed then New Zealand withholding tax is imposed at the rate of 15% on that part of the dividend, although that rate is reduced to 5% if the shareholder is able to take the benefit of Article 10 of the New Zealand-Singapore Double Tax Agreement. The Company does not intend to have any of its subsidiaries located in the PRC and New Zealand distribute any undistributed profits of such subsidiaries in the foreseeable future, but rather expects that such profits will be indefinitely reinvested by such subsidiaries for their respective local operations. Accordingly, no withholding tax was recorded as of December 31, 2019 and 2020. Undistributed earnings of such subsidiaries that are not distributed amounted to US$19.9 million and US$33.1 million and unrecognized deferred tax liability related to such earning amounted to US$1.0 million and US$1.7 million as of December 31, 2019 and December 31, 2020, respectively.

The Group's subsidiaries and consolidated VIE located in the PRC, HKSAR, New Zealand, the USA, Singapore and other jurisdictions are open to tax examination for the period from its inception until the years ended December 31, 2020.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

7. INCOME TAXES (Continued)

The significant components of the Group’s deferred tax assets and liabilities were as follows:

	As of December 31,
	2019	2020
	US$	US$
Deferred tax assets
Accrued expenses	46,004	—
Provision of allowance for doubtful accounts	—	25,704
Long-term investments	134,304	38,314
Advertising expense carryforwards	429,228	877,424
Net operating loss carryforwards	16,926,698	13,407,157
Withholding tax credit carryforwards	—	1,106,569
Lease liabilities	1,583,463	1,799,483
Total deferred tax assets	19,119,697	17,254,651
Less: valuation allowance	(4,888,240)	(4,000,159)
Deferred tax assets, net of valuation allowance	14,231,457	13,254,492

Deferred tax liabilities
Right-of-use assets	1,583,463	1,799,483
Long term investments	86,533	86,042
Intangible assets	1,449,000	1,449,000
Total deferred tax liabilities	3,118,996	3,334,525

Deferred tax assets, net	12,561,461	9,919,967
Deferred tax liabilities, net	1,449,000	—

The movement of the valuation allowance is as follows:

	For the years ended December 31,
	2018	2019	2020
	US$	US$	US$
Balance at the beginning of the year	1,224,057	2,931,196	4,888,240
Additions of valuation allowance	1,854,637	2,573,942	1,775,887
Reversals of valuation allowance	—	—	(2,802,174)
Foreign currency translation	(147,498)	(616,898)	138,206
Balance at the end of the year	2,931,196	4,888,240	4,000,159

A valuation allowance is provided against deferred tax assets when the Group determines that it is more-likely-than-not that the deferred tax assets will not be utilized in the future. The Group considers positive and negative evidence on each individual subsidiary basis to determine whether some portion or all of the deferred tax assets will be more-likely-than-not realized.

As of December 31, 2019 and 2020, the Group had net operating loss carryforwards of US$70,615,285 and US$64,430,676, respectively.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

7. INCOME TAXES (Continued)

Management assessed the positive and negative evidence in certain entities in the PRC, United States, New Zealand and Singapore, and estimated they will have sufficient future taxable income to utilize the existing deferred tax assets. Significant objective positive evidence included the significant growth in customer trading activities in the New Zealand entities where tax loss could be carried forward until the loss is fully used, net operating loss in the United States can be carried forward indefinitely generated starting in 2018, and the net operating loss can be carried forward with no time limit in Singapore per the local tax laws. Net operating loss can be carried forward 5 years in PRC except for a PRC entity qualified as “HNTE” which provides tax loss carryforward of 10 years. On the basis of this evaluation, the Group have concluded that deferred tax asset recognized for certain entities in the PRC, United States, New Zealand and Singapore is more likely than not to be realized. The expiration status of net operating loss carryforwards as at December 31, 2020 is listed below.

Expiration year	US$
2021	272,716
2022	1,509,586
2023	2,680,250
2024	8,941,375
2025 through 2030	29,630,906
No expiration date	21,395,843

As of December 31, 2019 and 2020, the Group had advertising expenses carryforwards of US$1,716,908 and US$4,712,189, respectively, which can be carried forward indefinitely.

As of December 31, 2019 and 2020, the Group had withholding tax credit carryforwards of nil and US$1,106,569, respectively, which will expire, if unused, by 2025.

The recording and ultimate reversal of valuation allowances for the deferred tax asset requires significant judgment associated with past and projected performance. In assessing the realizability of deferred tax assets, management considered the taxable future earnings and the expected timing of the reversal of temporary differences. As of December 31, 2019 and 2020 valuation allowances of US$4,828,340 and US$3,867,639 respectively, were provided for net operating loss carryforwards totaled US$23,654,338 and US$20,695,157 , while the remaining net operating loss carryforwards of US$46,960,947 and US$43,735,519 is expected to be utilized prior to expiration considering future taxable income for respective entities. Deferred tax assets related to net operating loss carryforwards of US$5,417,059 without a valuation allowance is generated in 2020. Due to changes in judgment in the realizability of deferred tax assets in 2020, the valuation allowances of US$1,877,166 in 2019 were reversed in 2020. The amount of benefit of utilizing DTAs of US$909,347 in 2020 that were offset with a valuation allowance in 2019. To the extent that actual experience deviates from the assumptions, the projections would be affected and hence management’s assessment of realizability of deferred tax assets may change.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

7. INCOME TAXES (Continued)

Reconciliation between the income tax benefit computed by applying the PRC tax rate to income (loss) before income taxes and the actual income tax expense (benefit) were as follows:

	For the years ended December 31,
	2018	2019	2020
	US$	US$	US$
Income (loss) before income taxes	(46,166,668)	(9,305,224)	22,029,792
PRC statutory tax rate	25%	25%	25%
Income tax at statutory tax rate	(11,541,667)	(2,326,306)	5,507,448
Effect of income tax rate difference in other jurisdictions	439,213	124,406	(773,402)
Super deduction of research and development expense	(1,441,536)	(2,479,428)	(3,607,755)
Effect of preferential tax rates	(237,495)	(2,673,841)	1,837,667
Effect of expenses not deductible for tax purposes	9,053,735	1,425,861	912,876
Changes in valuation allowance	1,854,637	2,573,942	(1,026,287)
Income tax expense (benefit)	(1,873,113)	(3,355,366)	2,850,547

8. ORDINARY SHARES

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

As of June 7, 2018, upon the Re-domiciliation described in Note 1, the Company had 33,170,968 Class A ordinary shares and 410,643,948 Class B ordinary shares issued and outstanding, respectively. In June 2018, the Company further issued 2,480,000 Class A ordinary shares and 107,863,347 Class B ordinary shares. In November 2018, 180,895,573 Class B ordinary shares were redesignated into Class A ordinary shares. As of December 31, 2018, the Company had 216,546,541 Class A ordinary shares and 337,611,722 Class B ordinary shares issued and outstanding, respectively.

In March 2019, the Group completed its initial public offering and received net proceeds of US$114,765,901, the Company newly issued 237,375,000 Class A ordinary shares (representing 15,825,000 ADSs), including 13,125,000 Class A ordinary shares issued through a private placement from an existing shareholder, IB Global Investment LLC, an affiliate of Interactive Brokers, and 29,250,000 Class A ordinary shares issued from exercising the over-allotment option by the underwriters.

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

As of December 31, 2020, the Company had 1,794,357,434 Class A ordinary shares and 337,611,722 Class B ordinary shares issued and outstanding, respectively.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

9. PREFERRED SHARES

As of December 31, 2019 and 2020, the Company had no outstanding convertible preferred shares and convertible redeemable preferred shares which were converted to Class A ordinary shares of the Company upon its completion of the initial public offering in March 2019, and no mezzanine equity was recorded in the consolidated balance sheets. As of December 31, 2018, the Company had outstanding convertible preferred shares and convertible redeemable preferred shares which is listed below.

The Series Angel preferred shares were recorded as permanent equity in the consolidated balance sheet as such preferred shares do not have redemption right.

The Series A, B-1, B-2, B-3, C and C-1 preferred shares, which were redeemable by the Company upon occurrence of certain events, were recorded as mezzanine equity in the consolidated balance sheets.

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

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

9. PREFERRED SHARES (Continued)

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

10. FAIR VALUE MEASUREMENT

Measured at fair value on a recurring basis

The Company measures financial instruments held, at fair value and long-term available-for-sale securities on a recurring basis.

The fair value of the Company’s financial instruments held, at fair value are determined based on the quoted market price (Level 1).

The Group measured the fair value of its long-term available-for-sale securities using market approach and discounted cash flow approach, and considered those as Level 3 measurement because the Group used unobservable inputs to determine their fair values. The unobservable inputs were discounts for lack of marketability for such market approach and discount rates for discounted cash flow approach as of December 31, 2019. As of December 31, 2020, recent transaction price was used for market approach and discounted cash flow approach was not adopted. Significant increases or decreases in any of those inputs in isolation would result in a significant change in fair value measurement.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

10. FAIR VALUE MEASUREMENT (Continued)

Measured at fair value on a recurring basis (Continued)

As of December 31, 2019 and 2020, information about inputs for the fair value measurements of the Group’s assets that were measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	As of December 31, 2019
	Quoted
	prices in
	active	Significant
	markets for	other	Significant
	identical	observable	unobservable
	instruments	inputs	inputs	Total
	(Level 1)	(Level 2)	(level 3)	balance
	US$	US$	US$	US$
Financial instruments held, at fair value
ETFs	9,096,579	—	—	9,096,579
US T-bill	5,527,192	—	—	5,527,192
Corporate bonds	257,469	—	—	257,469
Accrued expenses and other current liabilities	158,900	—	—	158,900
Long‑term available‑for‑sale securities	—	—	3,980,806	3,980,806
Total	15,040,140	—	3,980,806	19,020,946

	As of December 31, 2020
	Quoted
	prices in
	active	Significant
	markets for	other	Significant
	identical	observable	unobservable
	instruments	inputs	inputs	Total
	(Level 1)	(Level 2)	(level 3)	balance
	US$	US$	US$	US$
Financial instruments held, at fair value
Funds	283,764	—	—	283,764
Corporate bonds	263,750	—	—	263,750
Stock	15,022	—	—	15,022
Long‑term available‑for‑sale securities	—	—	3,924,051	3,924,051
Total	562,536	—	3,924,051	4,486,587

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

10. FAIR VALUE MEASUREMENT (Continued)

Measured at fair value on a non-recurring basis

The movements of Level 3 fair value measurements for the years ended December 31, 2019 and 2020 are as follows:

US$
As of January 1, 2019	932,251
Additions during the year	3,060,113
Net unrealized gains	(11,558)
As of December 31, 2019	3,980,806
Additions during the year	—
Net unrealized gains	94,223
Impairment	(150,978)
As of December 31, 2020	3,924,051

As of December 31, 2019, the unrealized losses of US$11,558 was recognized as an offset of other income in the consolidated statements of comprehensive (loss) income. As of December 31, 2020, the unrealized gains included US$50,442 recognized in other income and US$60,000 recognized in other comprehensive income (loss) in the consolidated statements of comprehensive income (loss), respectively.

The Group measures the equity securities without readily determinable fair value at fair value on a nonrecurring basis whenever there is an impairment indicator or any changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The Group recognized nil, US$755,524 and US$150,978 impairment loss related to the long-term equity securities without readily determinable fair value as an offset of other income for the years ended December 31, 2018, 2019 and 2020.

The Group measured the value of its share options and restricted share units granted to employees and management at fair value to determine the share-based compensation expenses on each of the grant date. The fair value was determined using models with significant unobservable inputs (Level 3 inputs).

The Group measures goodwill at fair value on a nonrecurring basis and performs a goodwill impairment test annually or more often if event occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carry amount. The Group measured acquired intangible assets using the income approach-discounted cash flow method when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The Group did not recognize any impairment loss related to other intangible assets arising from acquisitions during the years ended December 31, 2019 and 2020. The fair value of goodwill is determined using discounted cash flows, and an impairment loss will be recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The Group did not recognize any impairment loss related to goodwill during the years ended December 31, 2019 and 2020.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

11. SHARE-BASED COMPENSATION

The Group implemented a share incentive plan in June 2014 (the “2014 Plan”) which allows the Group to grant options and restricted share units to employees, directors and consultants of the Group. Under the 2014 Plan, the maximum aggregate number of shares that may be issued shall not exceed 187,697,314 ordinary shares.

In relation with the Re-domiciliation, the Company adopted the 2018 share incentive plan, which was approved by the board of directors of the Company to replace the previous 2014 share incentive plan created in June 2014. The terms of the 2018 share incentive plan are substantially the same as those under the 2014 share incentive plan, except that the number of options and restricted share units and exercise price were adjusted on a diluted basis in accordance to the shares number of the Company upon the Re-domiciliation. The awards granted and outstanding under the 2014 share incentive plan survived and remained effective and binding under the 2018 share incentive plan. In December 2018, the Board of Directors of the Company approved to expand the aggregate number of shares that may be issued to not exceed 254,697,314 ordinary shares.

In March 2019, the Group implemented the 2019 Performance Incentive Plan (the “2019 Plan”), which was approved by the board of directors of the Company to grant a maximum number of 52,000,000 ordinary shares under the 2019 Plan.

In December, 2020, 10,429,305 treasury stock repurchased under the Share Repurchase Program were approved by the board of directors of the Company to increase the shares issuable under 2019 Plan from 52,000,000 shares to 62,429,305 shares.

Share options

The Company has granted service-based share options, which vest and become exercisable in three installments, with 50% of the total number of ordinary shares subject to such option becoming vested and exercisable on the second anniversary of the vesting commencement date, and 25% becoming vested and exercisable on each of the third and fourth anniversary of the vesting commencement date. The grant date of the share options is the vesting commencement date. The Company also has granted performance-based share options with performance conditions included semi-annual performance results and operating and financial results of the Company. The performance-based share options will commence to vest once the performance conditions are satisfied. Upon termination of employment, all the options that have not been vested will be forfeited. The terms of the options shall not exceed ten years from the date of grant. In addition, the Company has the right to purchase:

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

As the terms permit the Company to purchase these share options at an amount that is equal to or less than the fair value, the Company evaluates the classification for each awards upon the occurrence of each employment termination. The termination of employees have been insignificant for all periods presented. As of December 31, 2019 and 2020, the share option award is classified as equity.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

11. SHARE-BASED COMPENSATION (Continued)

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

The fair value of the options granted was estimated on the date of grant that prepared by the management with the assistance of an independent third-party appraiser, and was determined using a binomial model with the following assumptions:

	Fair value per
	ordinary share	Exercise	Expected	Contractual	Risk‑free	Expected
	at grant date(1)	price(2)	volatility(3)	life(4)	interest rate(5)	dividend(6)
	US$	US$
Granted in 2014	0.008	0.00001	40%	10 years	3.0-3.1%	0.0
Granted in 2015	0.008-0.016	0.00001	39%	10 years	2.5-3.1%	0.0
Granted in 2016	0.019-0.030	0.00001	39%	10 years	2.3-3%	0.0
Granted in 2017	0.034-0.059	0.00001-0.040	39%	10 years	3.0-3.2%	0.0
Granted in 2018	0.147-0.405	0.0001-0.200	35-38%	10 years	3.1-3.8%	0.0
Granted in 2019	0.274-0.484	0.00001-0.274	37-39%	10 years	3.0-3.4%	0.0
(1)	Fair value of underlying ordinary shares. Prior to the completion of initial public offering, the estimated fair value of the ordinary shares underlying the options as of the respective grant dates was determined based on a valuation with the assistance of a third party appraiser. The fair value of the underlying ordinary shares is determined based on the closing market price of the share after the completion of initial public offering in March 2019.
(2)	Exercise price. The exercise price of the options was determined by the Company’s Board of Directors.
(3)	Volatility. The volatility of the underlying ordinary shares was estimated based on the historical share price movement of the comparable companies for the period of time close to the expected time to exercise.
(4)	Contractual life. The contractual life of the share options was the period between the grant date and the expiry date.
(5)	Risk free rate. Risk free rate is estimated based on market yield of U.S. Sovereign Curve with maturity close to the share options as of the valuation date, plus country spread.
(6)	Expected dividend. The Company does not expect to declare any dividends in the foreseeable future.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

11. SHARE-BASED COMPENSATION (Continued)

Share options (Continued)

A summary of the Company’s share option activities for the years ended December 31, 2019 and 2020 is presented below:

		Weighted	Weighted
	Number of	average	average	Aggregate
	share	exercise	remaining	intrinsic
	options	price	contractual life	value
		US$	Years	US$
Outstanding as of January 1, 2019	136,028,000	0.01666	7.27	74,861,376
Granted	61,267,744	0.06276
Exercised	(82,857,500)	0.00001
Forfeited	(18,505,000)	0.02597
Outstanding as of December 31, 2019	95,933,244	0.05223	8.46	17,694,050
Cancelled to grant RSUs	(7,660,000)	0.27400
Exercised	(16,688,995)	0.00031
Forfeited	(11,840,000)	0.09374
Outstanding as of December 31, 2020	59,744,249	0.03005	7.50	29,829,248

The aggregate intrinsic value is calculated as the difference between the exercise price of the awards and the fair value of the underlying ordinary shares at each reporting date, for those awards that had exercise price below the estimated fair value of the relevant ordinary shares.

The Group recognized share-based compensation expenses with no income tax benefit relating to the share options of US$1,522,271, US$2,239,136 and US$1,701,132 for the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2020, total unrecognized share-based compensation expenses relating to these share options was US$12,723,928. The expense is expected to be recognized over a weighted-average period of 3.5 years.

RSUs

On April 30, 2020, the Company cancelled 7,660,000 stock options and 900,000 RSUs granted historically, and granted 8,560,000 RSUs to employee on May 1, 2020. Those restricted shares vest over a period of 3 to 3.5 years. The cancellation of stock options and RSUs accompanied by the concurrent grant of a replacement RSUs is accounted for as a modification. The incremental share-based compensation of this replacement is US$0.8 million. Total amount of unrecognized share-based compensation of unvested options and RSUs and incremental share-based compensation is US$1.7 million.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

11. SHARE-BASED COMPENSATION (Continued)

RSUs (Continued)

A summary of the Company’s RSU activities for the years ended December 31, 2019 and 2020 is presented below:

		Weighted-Average
	Number of Units	Grant-Date Fair Value
		US$
Unvested as of January 1, 2019	10,800,000	0.33
Granted	20,019,012	0.36
Exercised	(2,412,032)	0.47
Unvested as of December 31, 2019	28,406,980	0.34
Granted	44,179,590	0.23
Cancelled to grant new RSUs	(900,000)	0.26
Exercised	(449,990)	0.23
Forfeited	(1,410,000)	0.20
Unvested as of December 31, 2020	69,826,580	0.28

The Group recognized share-based compensation expenses with no income tax benefit relating to RSUs (including the expense upon medication) of US$324,565, US$1,823,464 and US$4,353,480 for the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2020, total unrecognized share-based compensation expenses relating to these RSUs was US$14,296,333. The expense is expected to be recognized over a weighted average period of 2.9 years.

12. NET INCOME (LOSS) PER SHARE

For the purpose of calculating net income (loss) per share as a result of the Re-domiciliation as described in Note 1, the number of shares used in the calculation reflects the outstanding shares of the Company as if the Re-domiciliation took place at the earliest period presented.

The following table sets forth the computation of basic and diluted net income (loss) per share for the following years:

	For the years ended December 31,
	2018	2019	2020
	US$	US$	US$
Numerator:
Net income (loss) attributable to ordinary shareholders of UP Fintech Holding Limited	(43,207,732)	(6,589,431)	16,064,793
Denominator:
Weighted average shares used in calculating net income (loss) per ordinary shares
Basic	506,393,198	1,751,784,176	2,117,904,025
Diluted	506,393,198	1,751,784,176	2,162,232,325
Net income (loss) per ordinary shares
Basic	(0.09)	(0.00)	0.01
Diluted	(0.09)	(0.00)	0.01

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

12. NET INCOME (LOSS) PER SHARE (Continued)

The following table summarizes potential ordinary shares outstanding excluded from the computation of diluted net loss per ordinary share for the years ended December 31, 2018, 2019, because their effect is anti-dilutive:

	For the years ended December 31,
	2018	2019

Share issuable upon exercise of share options	136,028,000	95,933,244
Share issuable upon exercise of RSUs	10,800,000	28,406,980
Share issuable upon conversion of Series Angel preferred shares	419,736,104	—
Share issuable upon conversion of Series A preferred shares	279,389,307	—
Share issuable upon conversion of Series B-1 preferred shares	188,378,334	—
Share issuable upon conversion of Series B-2 preferred shares	76,812,654	—
Share issuable upon conversion of Series B-3 preferred shares	147,755,566	—
Share issuable upon conversion of Series C preferred shares	98,834,937	—
Share issuable upon conversion of Series C-1 preferred shares	18,597,738	—

13. TREASURY STOCK

On March 25, 2020, the Company’s Board of Directors approved a share repurchase program. Under the terms of the approved program (“Share Repurchase Program”), the Company may repurchase US$20 million worth of its outstanding ADSs from time to time for a period not to exceed twelve months. As of December 31, 2020, the Company had repurchased an aggregate of 10,429,305 ordinary shares under the Share Repurchase Program in the open market, at an average price of US$3.13 per ADS, or US$0.21 per share for a total consideration of US$2.2 million.

As of December 31, 2020, 10,429,305 Class A ordinary shares were repurchased and recorded at historical purchase cost of US$2.2 million.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

14. RELATED PARTY BALANCES AND TRANSACTIONS

		As of December 31,
Name	Relationship with the Group	2019	2020
		US$	US$
Amounts due from related parties:
Xiaomi Corporation and its affiliates (1)	Principal shareholder of the Company	397,590	—
Alphalion Technology Holding Limited and its affiliates (“Alphalion Group”)(2)	Long-term available-for-sale investee	886,844	1,032,211
Fast Connection Limited(3)	Entity controlled by a principal shareholder of the Company	2,200,000	1,500,000
Ocean Joy and its subsidiary(4)	Equity method investee	—	1,044,738
Individual directors and executive officers(5)	Directors or officers of the Group	—	1,488,273
Subtotal		3,484,434	5,065,222

Receivables from brokers, dealers, and clearing organizations:
Interactive Brokers LLC (6)	Under common control with a principal shareholder of the Company	185,047,211	761,681,403
Ocean Joy and its subsidiary (7)	Equity method investee	—	2,637,529
Subtotal		185,047,211	764,318,932
(1)	The amount represents the Group’s prepaid marketing expense to Xiaomi Corporation and its affiliates, and all prepaid marketing expenses had been consumed in this current period.
(2)	The amount represents short-term, interest-free loans provided to Alphalion Group to facilitate it's daily operational cash flow needs as of December 31, 2019 and 2020.
(3)	The amount represents the Group's prepaid consulting fee to Fast Connection Limited as of December 31, 2019 and 2020.
(4)	The amounts of US$386,940 (HKD3,000,000) and US$657,798 (HKD5,100,000) represent short-term, interest-free loans provided to Ocean Joy and its subsidiary Ocean Joy Securities Limited, respectively, to facilitate their daily operational cash flow needs as of December 31, 2020. The aforementioned loans included an amount of US$192,615 (HKD1,500,000) transferred from prepayment for long-term investment as of December 31, 2019.
(5)	The Group provided brokerage services and margin loans to its individual directors and executive officers during its ordinary courses of business. The amounts represent receivables from directors and executive officers of the Group as of December 31, 2019 and 2020 respectively.
(6)	The amount represents the Group’s customer deposit, revenue receivables and securities lending transactions from the Company's trade execution partner and principal shareholder, Interactive Brokers.
(7)	The amount represents the Group’s customer deposit and revenue receivables deposited in Ocean Joy Securities Limited as the execution partner.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

14. RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

		As of December 31,
Name	Relationship with the Group	2019	2020
		US$	US$
Payables to brokers, dealers and clearing organizations-Related parties:
Interactive Brokers LLC (8)	Under common control with a principal shareholder of the Company	53,774,882	218,563,624
Ocean Joy and its subsidiary (9)	Equity method investee	—	10,496
		53,774,882	218,574,120
(8)	The amount represents the Group’s margin and cash collaterals received from securities borrowing transactions for the Company's trade execution partner and principal shareholder, Interactive Brokers.
(9)	The amount represents the Group’s service fee payables to Ocean Joy Holdings Limited and its subsidiary.

Transactions with related parties:

		For the years ended
		December 31,
Name	Relationship with the Group	2018	2019	2020
		US$	US$	US$
Xiaomi Corporation and its affiliates (10)	Principal shareholder of the Company	1,297,395	517,134	397,590
Alphalion Group (11)	Long-term available-for-sale investee	—	617,500	—
Fast Connection Limited (12)	Entity controlled by a principal shareholder of the Company	—	—	700,000
Ocean Joy and its subsidiary (13)	Equity method investee	—	—	16,173
Ocean Joy and its subsidiary (14)	Equity method investee	—	—	51,446
Interactive Brokers LLC (15)	Under common control with a principal shareholder of the Company	19,664,763	38,089,982	62,704,986
Interactive Brokers LLC (16)	Under common control with a principal shareholder of the Company	210,535	2,102,385	7,099,254
Guangzhou 88 (17)	Entity controlled by management of the Company’s subsidiary	—	755,524	—
Individual directors and executive officers(18)	Directors or officers of the Group	—	—	79,949
(10)	The amounts represent the purchase of marketing services from Xiaomi Corporation and its affiliates for the years ended December 31, 2018, 2019 and 2020, respectively.
(11)	The amount represents the sale of a Group's subsidiary to Alphalion Group for a gain of US$617,500 in 2019 with a consideration for the sale of US$106,105.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

14. RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

(12)	The amounts represent consulting fees paid to Fast Connection Limited for the year ended December 31, 2020.
(13)	The amounts represent the commissions earned from Ocean Joy Securities Limited for periods from June of 2020 to December 31, 2020.
(14)	The amounts represent the execution and clearing fees paid to Ocean Joy Securities Limited for periods from June of 2020 to December 31, 2020.
(15)	The amounts represent the commissions, financing service fees, interest income and other revenues earned from Interactive Brokers for periods from June of 2018, when Interactive Brokers became the Company's shareholder to December 31, 2018, for the years ended December 31, 2019 and 2020, respectively, netting off interest expense incurred from margin, security borrowing and lending business.
(16)	The amounts represent the execution and clearing fees paid to Interactive Brokers for periods from June of 2018, when Interactive Brokers became the Company's principal shareholder to December 31, 2018, and for the years ended December 31, 2019 and 2020, respectively.
(17)	The amounts represent the Company's impairment loss on equity investment in Guangzhou 88. The Company has converted its short-term, interest-free loans provided to Guangzhou 88 into equity interests and measured at long-term equity securities without readily determinable fair value. Guangzhou 88 was a software development company that principally engaged in providing investor events information. In the year of 2019, the equity investment was fully impaired due to the operating difficulties of Guangzhou 88 which subsequently dissolved in February 2020.
(18)	The amounts represent the commissions and interest income earned by providing brokerage services and margin loans to the individual directors and executive officers during its ordinary courses of business for the years ended December 31, 2018, 2019 and 2020, respectively.

15. COLLATERALIZED TRANSACTIONS

The Group accepted collateral in connection with client margin loans and security borrowing and lending transactions for consolidated account customers. The Group monitors required margin and collateral level on a daily basis in compliance with regulatory and internal guidelines and controls its risk exposure through financial, credit, legal reporting system. Under applicable agreements, customers are required to deposit additional collateral or reduce holding positions, when necessary to avoid forced liquidation of their positions. Pursuant to the authorization obtained from margin clients, the Group further repledges the collaterals to other financial institutions to obtain the funding for the margin transactions.

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

For the Group’s securities borrowing and lending transactions which require to deposit cash collateral with the securities lenders and receive the cash collateral from the borrowers, the cash collateral is generally in excess of the market value of the securities borrowed and lent. The Group monitors the market value of securities borrowed and lent on a daily basis, with additional collateral obtained or refunded as permitted contractually.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

15. COLLATERALIZED TRANSACTIONS (Continued)

The following table summarizes the amounts related to collateralized transactions as of December 31, 2019 and 2020:

	As of December 31,
	2019	2020
	US$	US$
Total client margin asset	332,460,879	1,626,260,131

Fulfillment of client margin financings	42,704,203	168,840,684
Fulfillment of client short sales	10,815,155	21,492,878
Securities lending to other brokers	55,098,508	434,780,528
Total collateral repledged	108,617,866	625,114,090

16. Lease

Operating leases

The Group’s leases consist of operating leases for corporate offices, data centers, and other facilities. The Group determines if an arrangement is a lease at inception. Some lease agreements contain lease and non-lease components, which the Group choose to account for as separate components. The allocation of the consideration between the lease and the non-lease components is based on the relative stand-alone prices of lease components included in the lease contracts. As of December 31, 2020, the Group had no long-term leases that were classified as a financing lease. As of December 31, 2020 the operating leases that have not yet commenced is immaterial. The arrangements of remaining lease terms are one year to ten years. Total lease expenses for the year ended December 31, 2019 and 2020 was US$2,692,632 and US$3,494,456, which were recorded in occupancy, depreciation and amortization on the consolidated statements of comprehensive income (loss). The Group classifies operating lease payments as cash outflows for operating activities in the statement of cash flows. The Group presents the reduction in the carrying amount of the right-of-use assets and the change in operating lease liabilities as two adjustments to net income and changes in net assets in the reconciliation of net income to net cash flows from operating activities.

The following table presents balances reported in the consolidated balance sheets related to the Group’s leases:

	For the years ended December 31,
	2019	2020
	US$	US$
Operating lease right-of-use assets	5,732,559	7,280,763
Operating lease liabilities	5,841,658	7,207,293

The following table presents operating lease expenses and short-term lease expenses reported in the consolidated statements of comprehensive income (loss) related to the Group's leases:

	For the years ended December 31,
	2019	2020
	US$	US$
Operating lease expenses	2,313,802	2,985,665
Short-term lease expenses	378,830	508,791

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

16. Lease (Continued)

Operating leases (Continued)

A summary of supplemental information related to operating leases as of December 31, 2020 is as follows:

	For the years ended December 31,
	2019	2020
	US$	US$
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used in operating leases	2,389,515	3,422,191
Non-cash right-of-use assets in exchange for new lease obligations:
Operating leases	5,050,642	4,281,660
Weighted average remaining lease term:
Operating leases	4 years	3 years
Weighted average discount rate:
Operating leases	6.0%	5.3%

The following is a maturity analysis of the annual undiscounted cash flows for the annual periods ended December 31:

As of December 31, 2020
US$
Years ending December 31:
2021	3,524,553
2022	2,365,766
2023	717,715
2024	510,648
2025	144,305
2026 and after	484,253
Total undiscounted operating lease payments	7,747,240
Less: imputed interest	539,947
Present value of operating lease liabilities	7,207,293

As of December 31, 2019
US$
Years ending December 31:
2020	2,672,568
2021	1,380,725
2022	867,840
2023	578,422
2024	488,389
2025 and after	561,804
Total undiscounted operating lease payments	6,549,748
Less: imputed interest	708,090
Present value of operating lease liabilities	5,841,658

The terms of the leases do not contain contingent rents.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

17. COMMITMENTS AND CONTINGENCY

Capital commitments

In April 2019, the Company entered into a sale and purchase agreement to acquire 100% equity interest of a company located in Hong Kong in a total consideration of US$1,540,555 (HK$12,000,000). As of December 31, 2020, the Company has paid US$464,958(HK$3,600,000) and obtained 30% of the total equity interest. The closing of the acquisition is subject to the approval of changes of control from local regulatory authorities. The acquisition is not yet closed and the capital commitment contracted but not paid was US$1,078,389 (HK$8,400,000).

18. REGULATORY REQUIREMENT

The Company’s broker-dealer subsidiaries, TBNZ, Marsco, US Tiger Securities and Tiger Brokers SG are subject to capital requirements determined by its respective regulators.

TBNZ, the Company’s New Zealand subsidiary, is subject to New Zealand’s Exchange (“NZX”) capital adequacy requirements under the Section 19, NZX Participant Rules, by which TBNZ’s current financial health is measured by assessing its capital adequacy against the risks it is exposed to. At all times TBNZ must maintain its net capital (described as “net tangible current assets” or “NTCA” under NZX’s rule), at a level equal to, or greater than the net capital requirement (described as “prescribed minimum capital adequacy” or “PMCA”).

Marsco and US Tiger Securities, the Company’s USA subsidiaries, are subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Exchange Act in the USA, which requires the maintenance of minimum net capital.

Tiger Brokers SG, the Company’s Singapore subsidiary, is subject to the Securities and Futures Regulations 2018 (Amendment) Regulation 2018 under Chapter 289 of Securities and Futures Act in Singapore, which requires the maintenance of minimum net capital.

As of December 31, 2019 and 2020, all of the Company’s broker-dealer subsidiaries met applicable minimum net capital requirements. The tables below summaries the net capital, the capital requirement and the excess net capital for the Company’s broker-dealer subsidiaries as of December 31, 2019 and 2020:

	Net Capital	Requirement	Excess Net Capital
December 31, 2019	US$	US$	US$

TBNZ	26,633,575	17,279,461	9,354,114
Marsco	15,224,882	250,000	14,974,882
US Tiger Securities	4,227,994	100,000	4,127,994
Tiger Brokers SG	1,615,957	823,313	792,644
Total	47,702,408	18,452,774	29,249,634

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

18. REGULATORY REQUIREMENT (Continued)

	Net Capital	Requirement	Excess Net Capital
December 31, 2020	US$	US$	US$

TBNZ	61,427,613	34,258,411	27,169,202
Marsco	14,546,628	250,000	14,296,628
US Tiger Securities	9,206,613	250,000	8,956,613
Tiger Brokers SG	9,718,825	2,382,717	7,336,108
Total	94,899,679	37,141,128	57,758,551

19. EMPLOYEE BENEFIT PLAN

Full time PRC employees of the Group are eligible to participate in a government-mandated multi-employer defined contribution plan under which certain pension benefits, medical care, unemployment insurance and employee housing fund are provided to these employees. The PRC labor regulations require the Group to accrue for these benefits based on a percentage of each employee’s salary income. Total provisions for employee benefits were US$4,332,246, US$5,618,209 and US$4,323,814 for the years ended December 31, 2018, 2019 and 2020, respectively, reported as a component of salary and compensation expenses when incurred.

20. STATUTORY RESERVES AND RESTRICTED NET ASSETS

In accordance with the PRC laws and regulations, the Group’s subsidiaries located in the PRC, are required to provide for certain statutory reserves. These statutory reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund or discretionary reserve fund, and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires a minimum annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in China at each year-end); the other fund appropriations are at the subsidiaries’ or the affiliated PRC entities’ discretion. These statutory reserve funds can only be used for specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends except in the event of liquidation of Group’s subsidiaries, affiliated PRC entities and their respective subsidiaries. The Group’s subsidiaries are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital. As of December 31, 2018, none of the Group’s PRC subsidiaries has a general reserve that reached 50% of their registered capital threshold. The Group did not made appropriation to these statutory reserve funds due to the loss position of the Group’s PRC subsidiaries for the year ended December 31, 2018.

For the year ended December 31, 2019, Beijing U-Tiger Business made appropriation to these statutory reserve funds of US$724,008 due to the profit position, which also reached the maximum required amount of 50% of its registered capital.

For the year ended December 31, 2020, Beijing XSYX Business made appropriation to these statutory reserve funds of US$1,939,543 due to the profit position, which was not reached the maximum required amount of 50% of its registered capital.

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

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

20. STATUTORY RESERVES AND RESTRICTED NET ASSETS (Continued)

The aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries in the Group not available for distribution were US$40,221,504 and US$48,315,519 as of December 31, 2019 and 2020, respectively.

21. SEGMENT INFORMATION

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

22. SUBSEQUENT EVENT

The Group has evaluated subsequent events through April 28, 2021, which is the date when the audited consolidated financial statements were issued.

On February 9, 2021, a group of investors led by an affiliate of Xiaomi Corporation has subscribed to purchase convertible notes in an aggregate principal amount of US$65 million through a private placement. Consummation of the placement of the convertible notes is subject to satisfaction of customary closing conditions. The convertible notes to be issued will mature in 2026 unless previously converted.

On April 5, 2021, a group of investors has subscribed to purchase convertible notes in an aggregate principal amount of US$90 million through a private placement. Consummation of the placement of the convertible notes is subject to satisfaction of customary closing conditions. The convertible notes to be issued will mature in 2026 unless previously converted.