Form 20-F
period 2021-12-31
UP Fintech Holding Ltd
filed 2022-04-28
CIK 1756699

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-38833

UP FINTECH HOLDING LIMITED

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

50 Raffles Place, #29-04 Singapore Land Tower
Singapore 048623

(Address of principal executive offices)

John Fei Zeng, Chief Financial Officer

18/F, Grandyvic Building, No. 1 Building,

No. 16 Taiyanggong Middle Road, Chaoyang District,

Beijing, 100020 PRC

Telephone: +86-10-56216660

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

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

2,250,051,860 Class A ordinary shares were outstanding as of December 31, 2021
222,111,722 Class B ordinary shares were outstanding as of December 31, 2021

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes ☐ No

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

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

This annual report on Form 20-F includes the consolidated financial statements of the Company for the years ended December 31, 2019, 2020 and 2021 (the “Consolidated Financial Statements”) prepared in accordance with United States Generally Accepted Accounting Principles (“US GAAP”) as issued by the Financial Accounting Standards Board.

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
•

“the VIEs” means Beijing Xiangshang Rongke Technology Development Co., LTD, or Beijing Rongke, formerly known as Ningxia Xiangshang Rongke Technology Development Co., LTD or Ningxia Rongke, and Beijing Xiangshang Yiyi Laohu Technology Group Co., LTD, or Beijing Yiyi; “VIE” or “VIEs” means a variable interest entity or variable interest entities.

•

“our WFOEs” means Beijing Bohu Xiangshang Technology Co., Ltd., or Beijing Bohu, formerly known as Ningxia XiangShang Yixin Technology Co., Ltd or Ningxia Yixin and Beijing Xiangshang Yixin Technology Co., Ltd., or Beijing Yixin; “WFOE” or “WFOEs” means the wholly-foreign owned entity or wholly-foreign owned entities as provided in the relevant PRC laws and regulations.

•	“retention rate” means the ratio of (i) the number of trading customers in one period who continue to trade in the next period to (ii) the number of trading customers in the first period.
•	“RMB” or “Renminbi” means the legal currency of China.
•	“Singapore dollars” means the legal currency of Singapore.
•	“trading customer(s)” means the customers who have conducted at least one trading transaction on our platform.
•	“trading volume” means the total value of securities traded during a specific period of time.
•	“UP Fintech,” “we,” “us,” “our” and “our company” means UP Fintech Holding Limited, our Cayman Islands holding company and its subsidiaries, its consolidated VIEs and the subsidiaries of the VIEs.
•	“user(s)” or “registered user(s)” means those who have registered on our platform (including APP and website) but not necessarily have opened a trading account.

Unless otherwise noted, the translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this report were made at a rate of RMB6.3726 to US$1.0000, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2021 and the translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this report were made at a rate of HK$7.7996 to US$1.00, the exchange rate in effect as of December 30, 2021. We make no representation that Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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

You can identify these forward-looking statements by words or phrases such as “may,” “might,” “will,” “intend,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our goals and strategies;
•	our future business development, including the expansion of existing businesses and development of new businesses;
•	our plans for international expansion of our business;
•	our expectations and trends regarding our financial condition and results of operations;
•	expected changes in our sources and volume of revenues;
•

expected changes in our costs or expenditures, including those relating to regulatory compliance, personnel, development and sales of our products and services, arrangements with third parties, acquisitions, cost of funding, and litigation;

•	our relationships with third parties on whom portions of our business depend, including Interactive Brokers;
•	our expectations regarding the demand for and market acceptance of our services;
•	expected growth of our customers, including consolidated account customers;
•	competition in our industry;
•	the impact of the COVID-19 pandemic; and
•	government statutes, policies and regulations relating to our industry and our company, including the Holding Foreign Companies Accountable Act.

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

PART I

Item 3. Key Information

UP Fintech is not a Chinese operating company but a Cayman Islands holding company with no material operations of its own, whose operations are conducted by its subsidiaries and through contractual arrangements with VIEs based in China. This structure involves unique risks to investors. We conduct our operations primarily through our Singapore subsidiaries, New Zealand subsidiaries, U.S. subsidiaries, Hong Kong subsidiaries and the VIEs and their respective subsidiaries in China. The VIEs structure is used to replicate foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the operating companies, and investors may never directly hold equity interests in the Chinese operating company. Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or value of our ADSs, including that it could cause the value of such securities to significantly decline or become worthless. There is no assurance that the PRC government will not intervene or impose restrictions on the company’s ability to transfer cash to or from the holding company, the subsidiaries, the VIEs and investors. For more information about our operations, refer to “Item 3. Key Information – Certain Summary Financial Information Regarding the Company, Its Subsidiaries, and Consolidated VIEs.” Additionally, VIE agreements have not been tested in a court of law. For more information regarding these and other risks, refer to “Item 3. Key Information – Certain Risks Related to Our Chinese Operations and Operating Structure.”

A diagram of our corporate structure, reflecting our significant subsidiaries, the consolidated VIEs, and subsidiaries of the VIEs, is set forth below.

UP Fintech Holding Limited (Cayman Island) (NASDAQ, SYB: TIGR)
Up Fintech Global Holdings Limited (BVI)
20%
JV Uptech Holding Limited(BVI)
Xiangshang Upfintech Holding Limited (BVI)
TTMF Limited (BVI)
Uptech Global Holding Limited (BVI)
Hangzhou U-Tiger Technology Co., Ltd (PRC)
85%
Tiger Fintech Holdings Inc.(US)
20%
Kastle Limited (HK)
20%
20%
20%
Up Fintech International Limited(HK)
Ocean Joy Holdings Limited (BVI)
US Tiger Securities Inc.(US)
Tung Chi Consulting Limited(HK)
Tiger Fintech (Singapore) PTE.LTD (Singapore)
Beijing Xiangshang Yixin Technology Co., Ltd (PRC)
Beijing Bohu Xiangshang Technology Co., Ltd (PRC)
Tiger Brokers (HK) Global Limited (HK)
TradeUP Securities Inc. (US)
Tiger Brokers (NZ) Limited (New Zealand)
Tiger Brokers (Singapore) Pte Ltd (Singapore)
TIGER BROKERS (AU) HOLDING PTY LTD (Australia)
VIE
VIE
Wealthn LLC (US)
Tiger Fintech (NZ) Limited (New Zealand)
Tiger Services (AU) Pty Ltd (Australia)
Tiger Brokers (AU) PTY Limited (Australia)
Beijing Xiangshang Yiyi Laohu Technology Group Co., Ltd (PRC)
Beijing Xiangshang Rongke Technology Development Co., Ltd (PRC)
Tradeup INC. (US)
TIGER FINTECH CUSTODIANS (NZ) LIMITED (New Zealand)
Tiger Technology Corporation Limited (HK)
Beijing U-Tiger Business Service Limited (PRC)
Trading Front, Inc. (US)
Beijing Huyi Technology Co., Ltd. (PRC)
Beijing Zhijianfengyi Information Technology Co., Ltd. (PRC)
Guangzhou U-Tiger Technology Co., Ltd. (PRC)
Equity interests (100% unless otherwise indicated)
Contractual relationships
Beijing Chenhao Technology Co., Ltd. (PRC)
Shenzhen Xiangshang Huxun Technology Co.,Ltd. (PRC)
Beijing U-Tiger Network Technology Co., Ltd. (PRC)

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by PRC authorities in those jurisdictions. Our independent registered public accounting firm is subject to the determinations announced by the PCAOB on December 16, 2021. Under the Holding Foreign Companies Accountable Act, our ADSs could be prohibited from trading on U.S. securities exchanges, including The Nasdaq Stock Market, and in the U.S. over-the-counter market, which will limit the liquidity of our ADSs and our access to U.S. capital markets. Additionally, in the event that the Accelerating Holding Foreign Companies Accountable Act becomes the law, it will reduce the time period before our ADSs could be delisted from the exchange and prohibited from over-the-counter trading in the U.S. to as early as 2023. For more information about these risks, see the risk factor below under the heading “We may be subject to consequences pursuant to the Holding Foreign Companies Accountable Act and related regulations, including the potential for our ADSs to be prohibited from trading on U.S. securities exchanges, including The Nasdaq Stock Market, and in the U.S. over-the-counter market, which will limit the liquidity of our ADSs and our access to U.S. capital markets.”

We are subject to multiple risks arising from our corporate structure, including our status as a holding company incorporated in the Cayman Islands that conducts a portion of our business through China-based VIEs with which we have only contractual relationships and in which we do not own an equity interest, and our operations in China, including potential actions or decisions by PRC or U.S. regulatory authorities restricting or affecting our business activities in the PRC or our access to U.S. capital markets. Certain of these risks, as well as other information relating to our corporate structure and operations in China, are highlighted in this section. This information should be considered in conjunction with the other risks described below under “Risk Factors,” and the information set forth under the heading “Certain Risks Related to Our Chinese Operations and Operating Structure” is incorporated by reference in “Item 3. Key Information – D. Risk Factors.”

Certain Risks Related to Our Chinese Operations and Operating Structure

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

If the agreements that establish the structure for operating some of our activities in China do not comply with PRC regulations, if we fail to obtain all required permissions and approvals required by Chinese regulatory authorities, or if these regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Our WFOEs have entered into a series of contractual arrangements with the VIEs and their respective shareholders, respectively, which enable us to (i) exercise effective control over the VIEs, and (ii) receive substantially all of the economic benefits of the VIEs. As a result of these contractual arrangements, we have control over and are the primary beneficiary of the VIEs and hence consolidate their financial results into our consolidated financial statements under U.S. GAAP. See Item 4 “Information on the Company” for further details.

To our knowledge, we believe that (i) the ownership structures of the VIEs in China and our WFOEs, comply with all existing PRC laws and regulations; (ii) the contractual arrangements between our WFOEs, the VIEs and their respective shareholders governed by PRC law are valid, binding and enforceable, and in compliance with PRC laws or regulations currently in effect; and (iii) except as disclosed under the risk factor headed “We may be adversely affected by the complexity, uncertainties and changes in the PRC regulations of Internet-related businesses and companies, and any lack of requisite licenses, permits or approvals applicable to our business may have a material adverse effect on our business and results of operations”, our PRC subsidiaries and the VIEs have received all permissions or approvals that we believe are required and necessary to conduct our business operations within the PRC in all material aspects. However, there are substantial uncertainties regarding the interpretation and application of the existing and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is not consistent with the opinion of the Company and our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the VIEs are found to be in violation of any existing or future PRC laws or regulations, fail to obtain or maintain any of the required permits or approvals, or inadvertently conclude that such permissions or approvals are not required, or if applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future but are unable or fail to do so, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

•	revoking the business licenses and/or any permits held by such entities;
•	discontinuing or placing restrictions or onerous conditions on our activities through any transactions between our WFOEs and the VIEs;
•	imposing fines, confiscating the income from our WFOEs or the VIEs, or imposing other requirements with which we or the VIEs may not be able to comply;
•

requiring us to restructure our ownership structure or activities, including terminating the contractual arrangements with the VIEs and deregistering the equity pledges of the VIEs, which in turn would affect our ability to consolidate, derive economic benefits from, or exert effective control over the VIEs; or

•	restricting or prohibiting our use of the proceeds of our initial public offering and concurrent private placement to finance our business and activities in China.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of the VIEs in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of the VIEs and we are not able to restructure our ownership structure and operations in a satisfactory manner, or any other significant penalties imposed on us in this event, there would have a material adverse effect on our activities in China, and our ability to conduct our business may be negatively affected. This could have a material adverse effect on the market price of our ADSs.

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

The FIL embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For example, the FIL removes all references to the terms of “de facto control” or “contractual control” as defined in the draft published in 2015 by the Ministry of Commerce, or the MOFCOM, and adds a catch-all clause to the definition of “foreign investment” so that foreign investment, by its definition, includes “investments made by foreign investors in China through other means defined by other laws or administrative regulations or provisions promulgated by the State Council” without further elaboration on the meaning of “other means.” The FIL Implementation Rules also remain silent on contractual arrangements. It leaves leeway for the future legislations promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. We currently use contractual arrangements to operate certain businesses, including the consolidated VIEs, in which foreign investors are prohibited or restricted from investing. It is uncertain whether our corporate structure, including our existing VIE structures, will be seen as violating the foreign investment rules.

In addition, the FIL grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. The current Special Administrative Measures for Market Access of Foreign Investment (Negative List) (2021 Edition) was issued by the National Development and Reform Commission, or the NDRC, and the MOFCOM on December 27, 2021 and became effective on January 1, 2022. Furthermore, on December 19, 2020, the NDRC and the MOFCOM jointly issued the Measures for Security Review of Foreign Investment, effective on January 18, 2021, which provides detailed guidance regarding security review of foreign investment that has a potential impact on national security. However, there remain a number of unclear issues under the Measures, including but not limited to its view towards contractual arrangements, including VIE arrangements. As the Measures was only recently issued, there are very few interpretations, implementation guidance or precedents to follow in practice. If future legislations prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangement, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to comply with any of these or similar regulatory compliance requirements could materially and adversely affect our current corporate structure, corporate governance and business operations.

We rely on contractual arrangements with the VIEs and their respective shareholders for a large portion of our business operations, which may not be as effective as equity ownership in providing operational control, and which we may not be able to enforce in a court of law.

We are a holding company with no material operations of our own. We conduct our operations primarily through our Singapore subsidiaries, New Zealand subsidiaries, U.S. subsidiaries, Hong Kong subsidiaries and the VIEs and their respective subsidiaries in China. We have relied and expect to continue to rely on contractual arrangements with the VIEs and their respective shareholders to conduct certain of our key supporting functions. Additionally, the VIEs were responsible for generating approximately 1.6% of our revenues for the year ended December 31, 2021.The VIEs are consolidated for accounting purposes, but we do not have and may never have an equity interest in the VIEs. These contractual arrangements are used to provide investors with exposure to foreign investment in

China-based companies where Chinese law prohibits direct foreign investment in the operating companies and may not be as effective as equity ownership in providing us with control over the VIEs. For example, the VIEs and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. Our contractual arrangements with the VIEs and their respective shareholders are described in detail below under the heading “Item 3. Key Information — Contractual Arrangements with the VIEs and Their Respective Shareholders.”

If we had equity ownership of the VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIEs and their respective shareholders of their obligations under the contracts to exercise control over the VIEs. The shareholders of the consolidated VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with the VIEs. If any disputes relating to these contracts remain unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with the VIEs may not be as effective in ensuring our control over the relevant portion of our business operations as equity ownership would be.

Our PRC legal counsel has advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules, including those governing VIE arrangements. Additionally, the VIEs contractual arrangements have not been tested in a Chinese court of law. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. Additionally, Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or a material change in the value of our securities, including that it could cause the value of such securities to significantly decline or become worthless.

Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

We refer to the shareholders of each of the VIEs as its nominee shareholders because although they remain the holders of equity interests on record in each of the VIEs, pursuant to the terms of the relevant power of attorney, each such shareholder has irrevocably authorized the relevant WFOE to exercise his, her or its rights as a shareholder of the relevant VIE. Additionally, our WFOEs have the sole discretion to receive from the relevant VIE an annual service fee and will make discretionary determinations on whether to collect services fees and on the amount of fees to be collected in future years. To the extent that our WFOEs do not choose to charge service fees to the VIEs, we will not have any contractual rights to collect funds from the VIEs that would be legally enforceable upon liquidation or sale of the VIEs. Under such circumstances, our investors would not derive any benefit from the operation of, or our contractual arrangements with, the VIEs. Furthermore, if the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under the PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under the PRC law. For example, if the shareholders of the VIEs refuse to transfer their equity interests in the VIEs to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith towards us, then we may have to take legal actions to compel them to perform their contractual obligations.

All of the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIEs and their shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. Additionally, the legal system in the PRC is not as developed as in some other jurisdictions, such as the U.S. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “— Certain Risks Related to Our Chinese Operations and Operating Structure – The legal system of the PRC is not fully developed and there are inherent uncertainties that may affect the protection afforded to us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under the PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration. In addition, under the PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition and enforcement proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIEs, and our ability to conduct our business may be negatively affected.

The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business.

The shareholders of the VIEs may have potential conflicts of interest with us. These shareholders may breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have a material and adverse effect on our ability to effectively control the VIEs and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us in a timely manner. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainties as to the outcome of any such legal proceedings.

Contractual arrangements in relation to the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of the VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIEs for PRC tax purposes, which could in turn increase their liabilities without reducing our WFOEs’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIEs’ tax liabilities increase or if it is required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by the VIEs that are material to the operation of certain portions of our business if the VIEs go bankrupt or become subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with the VIEs, the VIEs and their subsidiaries hold certain assets that are material to the operation of certain portion of our business, including intellectual properties. If the VIEs go bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, the VIEs may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If the VIEs undergo a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business and results of operations.

The PRC government may intervene or impose restrictions on our ability to transfer cash to or from the holding company, the subsidiaries, the VIEs and investors.

A majority of our revenues were generated from our wholly owned subsidiaries in New Zealand, Singapore and the United States for the years ended December 31, 2019, 2020 and 2021. Most of the consolidated VIEs and their subsidiaries operate business in the PRC and their main functions are to support our licensed/registered entities in New Zealand, Singapore, and the United States, etc. (“Licensed Entities”). Certain of the costs generated by VIEs and their subsidiaries are covered by these Licensed Entities through inter-company transactions, and we expect that the Licensed Entities will cover a substantial majority of such costs in the future. In general, the holding company transfers funds from financing (including funds from its IPO, follow-on equity offerings, and offerings of convertible bonds, as applicable) to Licensed Entities in the form of capital injections or loans to support their business expansion. These Licensed Entities pay the consolidated VIEs and their subsidiaries periodically for the services rendered through inter-company transactions, pursuant to the terms of the contractual arrangements between them. To date, we have not experienced difficulty in transferring cash to or from the holding company, the subsidiaries, the VIEs, and investors. However, there is no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer cash in the future.

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

A growing number of legislative and regulatory bodies have adopted consumer notification requirements in the event of unauthorized access to or acquisition of certain types of personal data. Such breach notification laws continue to evolve and may be inconsistent from one jurisdiction to another, which might become a particular concern as we accelerate our international expansion. For information regarding risks relating to privacy and data security laws to which we are subject in China, see “– We may be subject to regulatory compliance costs and enforcement activity relating to Chinese privacy and data security laws.”

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

We may be subject to regulatory compliance costs and enforcement activity relating to Chinese privacy and data security laws.

In China, the government is still ramping up regulations with regard to personal information protection. On October 1, 2020, the Information Security Technology - Personal Information Security Specification (GB/T 35273-2020) (“2020 Specification”) took effect. Although the 2020 Specification is a recommended guideline, and it is not enforceable by law, the authority will use this standard to evaluate our compliance with China’s legal guidelines and regulations regarding personal information protection. Besides, Personal Information Protection Law drafted by SCNPC became the most relevant law in China regarding personal information protection on November 1, 2021. The Personal Information Protection Law provides serve punishment for those who violates regulations when processing personal information. For details of the relevant PRC Laws, please refer to the section “Regulations on Privacy Protection” below.

In addition, the Cyber Security Law of the PRC, which was promulgated by the Standing Committee of the National People’s Congress, or the SCNPC and became effective on June 1, 2017, requires operators of key information infrastructures, which include, among others, public communications and information service and financial industry and other important industries and fields, shall store personal information and important data gathered and produced during operations in China within the territory of China. Where such information and data need to be transmitted overseas based on commercial demand, a security assessment shall be conducted in accordance with the measures formulated by the national cyberspace administration authority in concert with the relevant departments under the State Council. However, there are no detailed measures published on how such security assessment shall be conducted. Although all of the data centers used for our brokerage service are located overseas, we have several servers located in China to provide user community support and market information. We might need to transmit certain personal data between different locations, and since such data are used for financial services, we might be subject to security assessment requirements as set forth in the Cyber Security Law of the PRC.

We cannot assure that the measures we currently adopt to assess the personal data security could satisfy the requirements of the relevant governmental authorities in China or any future measures when published. Further, to comply with those obligations will incur substantial costs and could increase negative publicity surrounding any incident that compromises user data. Although we have made substantial efforts to ensure our compliance with the applicable privacy regulations in various jurisdictions, we may not be capable of adjusting our internal policies in a timely manner and any failure to comply with applicable regulations could also result in regulatory enforcement actions against us. For more information regarding risks relating to privacy and data security regulations affecting our business and operations, see “– If we fail to protect customer data and privacy, our reputation, financial condition and results of operations will be materially and adversely affected.”

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

We only have contractual control over the entities that provide Internet information provision services in China. We do not own such entities due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including Internet information provision services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

The evolving PRC regulatory system for the Internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the Cyberspace Administration of China, or the CAC, with the involvement of the State Council Information Office, the Ministry of Industry and Information Technology, or the MIIT, and the Ministry of Public Security. The primary role of this new agency is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the Internet industry. In practice, PRC regulators, including the CAC, have been increasingly focused on regulation in the areas of data security and data protection, and are enhancing the protection of privacy and data security by rule-making and enforcement actions at central and local levels. We expect that these areas will receive greater and continued attention and scrutiny from regulators and the public going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection.

Considering our business arrangement and development plan, we have set up another set of VIE structures and intend the new VIE or its subsidiaries to apply for or hold the value-added telecommunications business license(s) as soon as practical to conduct value-added telecommunications business such as Internet information services. See “Item 3. Key Information – Description of Certain PRC Regulations Affecting Our Business.” We cannot guarantee that our new VIE, Beijing Yiyi or its subsidiary, will continue or maintain such value-added telecommunications business license due to uncertainties from PRC governmental authorities.

Beijing Yiyi’s subsidiary, Beijing U-Tiger Network Technology Co., LTD, holds the License for Production and Operation of Radio and TV Programs issued on September 2, 2020, and the value-added telecommunications business license issued on June 16. 2021. Beijing Yiyi’s subsidiary, Beijing Huyi Technology Co., LTD, holds the License for Production and Operation of Radio and TV Programs issued on May 10, 2021, and the value-added telecommunications business license issued on September 4, 2019. Beijing Yiyi’s subsidiary, Beijing Zhi Jian Feng Yi Information Technology Co., LTD, holds the License for Production and Operation of Radio and TV Programs issued on June 22, 2021, the value-added telecommunications business license issued on July 29, 2021, the Publication business license issued on June 30, 2021, and the Online Culture Operating Permit issued on September 9, 2021.

In addition, our provision of certain services online may subject us to license requirements in China. For instance, we provide some recorded videos as a way of customer education and occasionally launch other audio-video contents on our platform and our community, which may result in audio-video license requirements from the Ministry of Culture and Tourism, or MCT, National Radio and Television Administration, Cyberspace Administration of China, or their provincial level branches. The Internet Audio-Video Program Services Regulations only allow state-owned or state-controlled enterprises to apply for certain licenses, which means that we may not be able to obtain all required licenses. We also provide some digital works on our website and APP, which may require online publishing service license issued by the National Radio and Television Administration, or the NRTA, or its provincial level branches. In addition, we reprint some articles related to the stock market on our website and APP, and therefore may be subject to permit and approval requirements from the State Council Information Office. Furthermore, we also need to strictly follow the requirements applicable to online content providers set forth by the relevant regulatory authorities, especially for financial information. See “– We are subject to numerous regulations in the PRC, and compliance with these regulations may result in costs, expenses, regulatory enforcement action, and reputational harm that may have a material adverse effect on our business and results of operations” and “— Description of Certain PRC Regulations Affecting Our Business.” Failure to comply with these license or other requirements may subject us to penalties, which may adversely affect our business operations and reputation.

The interpretation and application of the existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the Internet industry have created substantial uncertainties regarding the legality of the existing and future foreign investments in, and the businesses and activities of, Internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses related to our Internet related business in China that might be required for conducting our supporting functions in China or will be able to maintain our existing licenses or obtain new ones. In the event that the PRC government considers that we were operating without the proper approvals, licenses or permits, promulgates new laws and regulations that require additional approvals or licenses, or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to bring enforcement action against us, levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

The audit reports included in this annual report have been prepared by our independent registered public accounting firms whose work are not currently inspected by the Public Company Accounting Oversight Board and, as such, you may be deprived of the benefits of such inspection.

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

We may be subject to consequences pursuant to the Holding Foreign Companies Accountable Act and related regulations, including the potential for our ADSs to be prohibited from trading on U.S. securities exchanges, including The Nasdaq Stock Market, and in the U.S. over-the-counter market, which will limit the liquidity of our ADSs and our access to U.S. capital markets.

The PCAOB’s inability to inspect in full the work of our independent registered public accounting firms may result in regulatory negative consequences pursuant to U.S. law.  On December 18, 2020, the Holding Foreign Companies Accountable Act (the “HFCAA”) was signed into law. The HFCAA requires the SEC to prohibit the securities of any “covered issuer,” including the Company, from being traded on any of the U.S. securities exchanges, including The Nasdaq Stock Market, or traded “over-the-counter,” if the auditor of the covered issuer’s financial statements is not subject to PCAOB inspection for three consecutive years.  On December 2, 2021, the SEC adopted final rules, including amendments to Form 20-F, to implement the HFCAA. These rules became effective January 10, 2022 and establish procedures the SEC will follow in determining whether a registrant is a “Commission-Identified Issuer” (as defined in the final rule). Consistent with the HFCAA, these amendments require the submission of documentation to the SEC establishing that a “Commission-Identified Issuer” is not owned or controlled by a governmental entity in that foreign jurisdiction and also require disclosure in a foreign issuer’s annual report regarding the audit arrangements of, and governmental influence on, such registrant, including any consolidated VIEs or other similar structures. We will be required to comply with these rules beginning with our annual report for the year ending December 31, 2022 if the SEC identifies us as a “Commission-Identified Issuer” in 2022. In the event that the PCAOB is unable to conduct full inspections in China or review audit documentation located within China for three consecutive years, which is subject to a variety of factors outside our control including the approval of Chinese authorities, our ADSs will be prohibited from trading on U.S. securities exchanges, including The Nasdaq Stock Market, and in the U.S. over-the-counter market, which will limit the liquidity of our ADSs and our access to U.S. capital markets.

On June 22, 2021, the U.S. Senate passed a bill known as the Accelerating Holding Foreign Companies Accountable Act, to amend Section 104(i) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)) to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded over-the-counter if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for two consecutive years, instead of three consecutive years as currently enacted in the HFCAA.  On February 4, 2022, the U.S. House of Representatives passed the America Competes Act of 2022 which includes the same amendments as the bill passed by the Senate. The America Competes Act however includes a broader range of legislation not related to the HFCAA in response to the U.S. Innovation and Competition Act passed by the Senate in 2021. The U.S. House of Representatives and U.S. Senate will need to agree on amendments to these respective bills to align the legislation and pass their amended bills before the U.S. President can sign into law. It is unclear when the U.S. Senate and U.S. House of Representatives will resolve the differences in the U.S. Innovation and Competition Act and the America Competes Act of 2022 bills currently passed, or when and if the U.S. President will sign on the bill to make the amendment into law. In the event that the bill becomes the law, it will reduce the time period before our ADSs could be delisted from the exchange and prohibited from over-the-counter trading in the U.S. to as early as 2023.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by PRC authorities in those jurisdictions. Our independent registered public accounting firm is subject to the determinations announced by the PCAOB on December 16, 2021.

The HFCAA, related SEC and PCAOB rules, and any additional rulemaking efforts to increase U.S. regulatory access to audit information in China, could cause investor uncertainty for affected companies, including us, and the market price of our ADSs could be materially adversely affected.

We are subject to numerous regulations in the PRC, and compliance with these regulations may result in costs, expenses, regulatory enforcement action, and reputational harm that may have a material adverse effect on our business and results of operations.

We are subject to numerous regulations in the PRC, including those described in detail below under “Item 3. Key Information – Description of Certain PRC Regulations Affecting Our Business. These regulatory requirements are evolving, and new regulatory requirements affecting us may be adopted. Compliance with these regulations involves costs, fees, and expenses, as well as time and attention from our leadership team. Additionally, if we fail to comply in full with applicable regulations, we may be subject to government enforcement action, which may be costly, impose operational burdens on us, and cause us reputational harm, any of which could have a material adverse effect on our business and results of operations.

The legal system of the PRC is not fully developed and there are uncertainties that may affect the protection afforded to us.

Our business and activities in China are governed by the PRC laws and regulations. The PRC legal system is generally based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various industries in China. However, as these laws and regulations are relatively new and continue to evolve, interpretation and enforcement of these laws and regulations involve significant uncertainties and different degrees of inconsistency. Some of the laws and regulations are still in the developmental stage and are therefore subject to policy changes. Many laws, regulations, policies and legal requirements have only been recently adopted by PRC central or local government agencies, and their implementation, interpretation and enforcement may involve uncertainty due to the lack of established practice available for reference. We cannot predict the effect of future legal developments in China, including the promulgation of new laws, changes in existing laws or their interpretation or enforcement, or the preemption of local regulations by national laws. For example, the PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. As a result, there are substantial uncertainties as to the legal protections available to us. Furthermore, due to the limited volume of published cases and the non-binding nature of prior court decisions, the outcome of the dispute resolution may not be as consistent or predictable as in other more developed jurisdictions, which may limit the legal protection available to us. For example, the Securities Law most recently amended in December 2019 and effective on March 1, 2020, stipulated that the offering and trading of securities outside the People’s Republic of China which disrupt the domestic market order of the People’s Republic of China and harm the legitimate rights and interests of domestic investors shall be dealt with pursuant to the relevant provisions of this Securities Law, and legal liability shall be pursued.

The PRC government may intervene or influence our operations at any time, and it has recently indicated an intent to exert more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies.

As a result of its significant oversight authority into businesses operating in the PRC, the PRC government may intervene or influence our operations at any time. Uncertainties regarding the enforcement of laws and the fact that rules and regulations in the PRC can change quickly with little advance notice, along with the risk that the PRC government may intervene or influence our operations at any time, could have a material adverse effect on our business, financial position, results of operations, access to the capital markets, and the market value of our ADSs.

Furthermore, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council issued Several Opinions Concerning Lawfully and Strictly Cracking Down Illegal Securities Activities. These opinions call for strengthened regulation over illegal securities activities and supervision on overseas listings by China-based companies like us, and propose to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up, on December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments. As of the date of this annual report, the period for public comment on these draft regulations has ended while no official rules are issued. There are uncertainties as to whether the Draft Provisions and the Draft Administration Measures would be further amended, revised or updated. Substantial uncertainties exist with respect to the enactment timetable and final content of the Draft Provisions and the Draft Administration Measures. Additional oversight or regulation of this nature could have a material adverse effect on our ability to offer or continue to offer securities to investors and could have a material adverse effect on the market price of our ADSs. For more details, please refer to “Description of Certain PRC Regulations Affecting Our Business - Regulations Relating to Overseas Offerings”.

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

As a holding company incorporated under the laws of the Cayman Islands, with some of our operations conducted in China, we may make loans to our PRC subsidiaries and VIEs, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China. Any loans provided by us to our PRC subsidiaries and VIEs are subject to PRC regulations and foreign exchange loan registrations. Such loans to any of our PRC subsidiaries and VIEs cannot exceed a statutory limit and must be filed with SAFE through the online filing system of SAFE pursuant to the applicable PRC regulations. Any such loan with a term of one year or more must be recorded and registered with the National Development and Reform Commission. In addition, the capital of a foreign invested enterprise may not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

Our ability to make loans or capital contributions to our subsidiaries and VIEs may be constrained by these regulations, and if we fail to comply with such regulations, our ability to capitalize the relevant PRC subsidiaries or fund our operations may be negatively affected, which could materially and adversely affect the liquidity of our relevant PRC subsidiaries or our business, financial condition, results of operations and growth prospects.

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

As described above, we may be treated as a PRC resident enterprise for PRC tax purposes. Under the EIT Law and its implementation rules, PRC withholding tax at the rate of 10% is normally applicable to PRC sourced dividends payable to investors that are non-PRC resident enterprises, which do not have an establishment or place of business in PRC, or which have such establishment or place of business if the relevant income is not effectively connected with the establishment or place of business. Any gain realized on the transfer of ADSs or shares by such non-PRC resident enterprise investors is also subject to a 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. Under the PRC Individual Income Tax Law and its implementation rules, PRC sourced dividends paid to non-PRC individual investors are generally subject to a PRC withholding tax at a rate of 20% and gains from PRC sources realized by such investors on the transfer of ADSs or shares are generally subject to a 20% PRC income tax. While substantially all of our brokerage operations are in New Zealand, it is unclear whether dividends we pay with respect to our ADSs, or the gain realized from the transfer of our ADSs, would be treated as the income derived from sources within the PRC and as a result be subject to PRC income tax if we were considered a PRC resident enterprise, as described above. See Item 3.D “Risk Factors — Risks Related to Doing Business in China – We may be deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, or the EIT Law, and be subject to the PRC taxation on our worldwide income, which may significantly increase our income tax expenses and materially decrease our profitability.” If PRC income tax were imposed on gains realized through the transfer of our ADSs or on dividends paid to our non-resident investors, the value of your investment in our ADSs may be materially and adversely affected. Any PRC tax liability described above may be reduced under applicable tax treaties. However, it is unclear whether our ADS holders whose jurisdictions of residence have tax treaties or arrangements with China will be able to obtain the benefits of such tax treaties or arrangements, if the prerequisites provided under the relevant treaties or arrangements were not satisfied.

We may not be able to obtain certain tax benefits for dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiaries.

Pursuant to the EIT Law and its implementation rules, if a non-resident enterprise has not set up an establishment in the PRC, or has set up an establishment therein but its income has no actual connection with such establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Double Taxation Arrangement, the withholding tax rate on dividends paid by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the equity interests of the PRC enterprise. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See Item 4.B “Business Overview-Operating and Financial Review and Prospects-Regulations Relating to Tax-PRC Regulations on Dividend Withholding Tax.” We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant PRC tax authority that or we will be able to complete the necessary filings with the relevant PRC tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiaries.

PRC regulations may restrict our ability to convert Renminbi into foreign currency and remit such currency out of the PRC to pay capital expenses.

The Group’s revenues were largely generated by our wholly owned subsidiaries outside of PRC, which pay the consolidated VIEs and their subsidiaries periodically for the services rendered through inter-company transactions. We do not rely on the consolidated VIEs to distribute earnings to the parent company or to U.S. investors. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without the prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future, which could have a material adverse effect on our business.

Contractual Arrangements with the VIEs and Their Respective Shareholders

We use contractual arrangements to control the VIEs due to restrictions or prohibitions on foreign ownership of Internet technology services and other related businesses in China. According to the Negative List (as defined elsewhere in this report) that took effect on January 1, 2022, the restrictions on the controlling stake of Internet technology service companies still exist, and foreign investments in this business are also restricted by other qualifications and requirements under relevant regulations in China.

Our WFOEs, Beijing Bohu and Beijing Yixin, respectively, have the sole discretion to receive from the relevant VIE an annual service fee at an amount of at least 99% of the respective VIE’s annual net profit. In addition, Beijing Bohu and Beijing Yixin are entitled to receive certain fees for other technical services at the amount mutually agreed upon by Beijing Bohu or Beijing Yixin and the respective VIE. Beijing Bohu and Beijing Yixin did not collect any service fees from the VIEs in the last three fiscal years and will make discretionary determinations on whether to collect services fees and on the amount of fees to be collected. We do not have unfettered access to Beijing Bohu’s, Beijing Yixin’s and the respective VIEs’ revenues due to PRC legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions, and the restrictions on foreign investment, among others.

As a result of our direct ownership in Beijing Bohu and Beijing Yixin, and the contractual arrangements with the VIEs, we are regarded as the primary beneficiary of the VIEs, and we treat them as our consolidated affiliated entities under U.S. GAAP. We have consolidated the financial results of the VIEs in our consolidated financial statements in accordance with U.S. GAAP.

Agreements that provide us with effective control over the VIEs

Powers of Attorney. Pursuant to the Powers of Attorney dated December 17, 2018 among Beijing Bohu and each of the shareholders of Beijing Rongke, which restated and amended the version dated June 7, 2018, each of the shareholders of Beijing Rongke irrevocably authorizes Beijing Bohu to act as its attorney-in-fact to exercise all of its rights as a shareholder of Beijing Rongke, including, but not limited to, the right to convene and attend shareholders’ meetings, vote on any resolution that requires a shareholder vote, such as the sale, transfer, disposal and pledge of all or part of the equity interest owned by such shareholder, and decide on the appointment and removal of directors, supervisors and officers. Beijing Bohu can assign or transfer under the aforementioned Powers of Attorney at its own discretion to any other person or entity without notice to or consent from any or all of the shareholders of Beijing Rongke. The Power of Attorney will remain effective and irrevocable until such shareholder is no longer a shareholder of Beijing Rongke.

On October 30, 2018, Beijing Yixin and each of the shareholders of Beijing Yiyi entered into an Power of Attorney, which contain terms substantially similar to the Powers of Attorney executed by the shareholders of Beijing Rongke described above.

Exclusive Option Contracts. Pursuant to the Exclusive Option Contract dated December 17, 2018, among Beijing Bohu, Beijing Rongke and each shareholder of Beijing Rongke, which restated and amended the version dated June 7, 2018, the shareholders of Beijing Rongke have irrevocably granted Beijing Bohuan exclusive option to purchase all or part of their equity interests in Beijing Rongke.

Beijing Rongke has irrevocably granted Beijing Bohuan exclusive option to purchase all or part of its assets. Beijing Bohuor its designated person(s) may exercise such options at RMB10 or at the lowest price permitted under applicable PRC laws, whichever is lower. The shareholders of Beijing Rongke undertake that, without Beijing Bohu’s prior written consent, they will not, among other things, (i) create any pledge or encumbrance on their equity interests in Beijing Rongke, (ii) transfer or otherwise dispose of their equity interests in Beijing Rongke, (iii) change Beijing Rongke’s registered capital, (iv) supplement, revise or amend Beijing Rongke’s articles of association, or (v) allow Beijing Rongke to merge with any other entity. In addition, Beijing Rongke undertakes that, without Beijing Bohu’s prior written consent, it will not, among other things, create any pledge or encumbrance on any of its assets, or enter into any material contracts (except in the ordinary course of business). The Exclusive Option Contract will remain effective for a term of ten years and renewable in accordance with the sole discretion of Beijing Bohu.

On October 30, 2018, Beijing Yixin and each shareholder of Beijing Yiyi entered into an Exclusive Option Contract which contain terms substantially similar to the Exclusive Option Contract described above.

Spouse Consent Letters. Pursuant to the Spouse Consent Letters dated December 17, 2018, the spouse of each married shareholder of Beijing Rongke which restated and amended the version dated June 7, 2018, unconditionally and irrevocably agreed not to assert any rights over the equity interest in Beijing Rongke held by and registered in the name of their spouse. In addition, each of them agreed to be bound by the contractual arrangements described here if the spouse obtains any equity interest in Beijing Rongke for any reason.

On October 30, 2018, the spouse of each shareholder of Beijing Yiyi signed two Spouse Consent Letters, which contain terms substantially similar to the Spouse Consent Letters described above.

Commitment Letters. Pursuant to the Commitment Letters dated December 17, 2018, the shareholders of Beijing Rongke which restated and amended the version dated June 7, 2018, undertake that, when Beijing Bohu exercises its options under the Exclusive Option Contracts, they will refund, without any conditions, any amount and fees to Beijing Bohu which exceed the share purchase price provided in the Exclusive Option Contracts.

On October 30, 2018, each of the shareholders of Beijing Yiyi executed a Commitment Letter, which contain terms substantially similar to the Commitment Letters described above.

Agreements that allow us to receive economic benefits from the VIEs

Amended Equity Pledge Contracts. Pursuant to the Amended Equity Pledge Contract dated April 13, 2021 among Beijing Bohu(previously known as Ningxia Yixin), Beijing Rongke (previously known as Ningxia Rongke) and each shareholder of Beijing Rongke, the shareholders of Beijing Rongke have agreed to pledge 100% of the equity interests in Beijing Rongke for the benefit of Beijing Bohu. In the event of a breach by Beijing Rongke or its any shareholder of contractual obligations under the Amended Equity Pledge Contract, Beijing Bohu, as pledgee, will have the right to dispose of the pledged 100% equity interests in Beijing Bohuand will have priority in receiving the proceeds from such disposal.

The shareholders of Beijing Rongke also undertake that, without prior written consent of Beijing Bohu, they will not dispose of, create or allow any encumbrance on the pledged equity interests and rights. Beijing Rongke further undertakes that, there is no other pledge or any other encumbrance on the assets owned by it that will or is likely to affect Beijing Bohu’s pledged equity interests and rights, including but not limited to any transfer of intellectual property rights or transfer of any asset with a value exceeding RMB0.5 million (except in the ordinary course of business). Beijing Rongke further undertakes that, without the prior written consent of Beijing Bohu, they will not assist or allow any encumbrance to be created on the pledged equity interests. The equity pledge under the Amended Equity Pledge Contract will not be effective until Beijing Rongke and its shareholders complete relevant registration with appropriate government authorities.

On October 30, 2018, Beijing Yixin, Beijing Yiyi and each shareholder of Beijing Yiyi entered into an Equity Pledge Contract, which contains terms substantially similar to the Amended Equity Pledge Contract described above.

We completed the registration of the equity pledge of Beijing Yiyi on December 27, 2018 under the Equity Pledge Contract with the State Administration for Market Regulation in accordance with the PRC Property Rights Law. We completed the registration of the equity pledge of Beijing Rongke on May 17, 2021 under the Equity Contract with the State Administration for Market Regulation in accordance with the Chinese Civil Code.

Exclusive Business Cooperation Agreements. Pursuant to the Exclusive Business Cooperation Agreement dated June 7, 2018 between Beijing Bohu and Beijing Rongke, Beijing Bohu has the exclusive right to provide Beijing Rongke with the consulting and technical services required by Beijing Rongke’s business. Without Beijing Bohu’s prior written consent, Beijing Rongke may not accept any services subject to this Exclusive Business Cooperation Agreement from any third party. Beijing Rongke agrees to pay Beijing Bohu an annual service fee at an amount of no less than 99% of its net profit or the amount which is adjusted at any time at the sole discretion of Beijing Bohu. Beijing Bohu has the exclusive ownership of all the intellectual property rights created as a result of the performance of the Exclusive Business Cooperation Agreement, to the extent permitted by applicable PRC laws. Beijing Rongke also undertakes that upon the request of Beijing Bohu, it will assist Beijing Bohu in the consummation of the assignment or transfer of the relevant intellectual property rights, including but not limited to entering into a transfer or license agreement at no or a nominal consideration as well as fulfilling the necessary registration. To guarantee Beijing Rongke’s performance of its obligations thereunder, its shareholders have pledged their equity interests in Beijing Rongke to Beijing Bohu pursuant to the Equity Pledge Contract. The Exclusive Business Cooperation Agreement will remain effective for a term of ten years and unconditionally renewable at the sole discretion of Beijing Bohu.

On October 30, 2018, Beijing Yixin and Beijing Yiyi entered into an Exclusive Business Cooperation Agreement, which contains terms substantially similar to the Exclusive Business Cooperation Agreement described above.

Description of Certain PRC Regulations Affecting Our Business

We are subject to regulation by multiple PRC laws, regulations, and governing authorities, as described in more detail below. To date, except as disclosed under the risk factor headed “We may be adversely affected by the complexity, uncertainties and changes in the PRC regulations of Internet-related businesses and companies, and any lack of requisite licenses, permits or approvals applicable to our business may have a material adverse effect on our business and results of operations”, to our knowledge our PRC subsidiaries and the VIEs have received all permissions or approvals that we believe are required and necessary to conduct our business operations within the PRC in all material aspects. In reaching this determination, we have relied in part on the advice of our PRC legal counsel, DaHui Lawyers. However, there is no guarantee that we will be able to obtain all requisite permissions and approvals in the future. For more information, refer to the risk factor above under the heading “If the agreements that establish the structure for operating some of our activities in China do not comply with PRC regulations, or if we fail to obtain all required permissions and approvals required by Chinese regulatory authorities or if these regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

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

Failure to comply with such laws and regulations may result in penalties, including rectification requirements, confiscation of illegal proceeds, fines or even shutting down of business. In relation to our business in the PRC, one of our PRC entities received a rectification notice issued by the Beijing branch of the CSRC in September 2016, which required us, among others, to refrain from providing support to unauthorized foreign service providers that conduct securities business in China. Following the notice, we took certain rectification measures, including among others, (i) removing links to, and access to account opening functions of the website and the APP previously developed by such PRC entity; (ii) deleting “Zhengquan” (securities in Chinese) and “Gupiao” (stocks in Chinese) from the name of the APP previously developed by such PRC entity; and (iii) timely submitting in writing to the Beijing branch of the CSRC to brief on the rectification measures made by such PRC entity. Afterwards, we had communicated with the Beijing branch of the CSRC for a few times and further adjusted our business in China to comply with PRC laws. We believe that we have taken necessary measures in response to such notice and as of the date of this report, we had not received any further inquiry or rectification requirement from the CSRC. However, we cannot assure you that the CSRC will take the same view as us and do not expect a formal notice from the CSRC to inform us whether our PRC entity had satisfied the requirements in the aforementioned notice. See Item 3.D “Risk Factors-Risks Related to Our Business and Industry-We may not be able to obtain or maintain all necessary licenses, permits and approvals and to make all necessary registrations and filings for our activities in multiple jurisdictions and related to residents therein, especially in China or otherwise related to PRC residents.”

PRC Regulations Relating to Foreign Investment

The MOFCOM and NDRC promulgated on June 28, 2018 the Special Administrative Measures for Market Access of Foreign Investment (Negative List) (Year 2018) and further amended it on June 30, 2019, on June 23, 2020 and on December 27, 2021 into the Special Administrative Measures for Market Access of Foreign Investment (Negative List) (Year 2021), or the Negative List, which took effect on January 1, 2022. Specifically, the Negative List provides that foreign investors shall hold no more than 50% of the equity interests in a service provider operating certain value-added telecommunications services other than for e-commerce, domestic multi-party communication, store and forward class and call center.

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

Our consolidated affiliated entity, Beijing Yiyi’s subsidiaries have applied for or obtained ICP License for providing financial and market information to our users, while we cannot guarantee that Beijing Yiyi’s subsidiaries may at all times continue or maintain such license(s) due to uncertainties from PRC governmental authorities. With respect to the risk of not obtaining, continue or maintain the ICP License, please refer to “Item 3. Key Information – Certain Risks Related to Our Chinese Operations and Operating Structure – We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet-related businesses and companies, and any lack of requisite licenses, permits or approvals applicable to our business may have a material adverse effect on our business and results of operations.”

Regulation on Mobile Internet Applications Information Services

Our APP is also regulated by the Provisions on the Administration of Mobile Internet Applications Information Services, or the APP Provisions, promulgated by the Cyberspace Administration of China (CAC), on June 28, 2016 and effective on August 1, 2016. According to the APP Provisions, the providers of APPs shall not create, copy, publish or distribute information and content that is prohibited by laws and regulations. However, we cannot assure that all the information or content displayed on, retrieved from or linked to our APP comply with the requirements of the APP Provisions at all times. If our APP were found to be violating the APP Provisions, we may be subject to administrative penalties, including warning, service suspension or removal of our APP from the relevant APP store, which may materially and adversely affect our business and operating results. See “Item 3. Key Information – Certain Risks Related to Our Chinese Operations and Operating Structure – We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet-related businesses and companies, and any lack of requisite licenses, permits or approvals applicable to our business may have a material adverse effect on our business and results of operations.”

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

On December 28, 2021, the CAC and other twelve PRC regulatory authorities jointly revised and promulgated the Measures for Cybersecurity Review, or the Cybersecurity Review Measures, which came into effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, besides the procurement of network products and services by critical information infrastructure operators, any data processing activities by network platform operators that affects or may affect national security shall be subject to the cybersecurity review as well. In accordance with the Cybersecurity Review Measures, operators mastering personal information of more than one million users must apply to the Cybersecurity Review Office for cybersecurity review when they seek for listing in a foreign country.  The CAC may voluntarily conduct cyber security review if any network products and services and activities of data process affects or may affect national security.

We may need to take certain security assessment measures on the personal data transmitted cross border. With respect to the risk of personal information and important data storage and cross border transmission, please refer to “– Certain Risks Related to Our Chinese Operations and Operating Structure – If we fail to protect customer data and privacy, our reputation, financial condition and results of operations will be materially and adversely affected.”

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

On March 6, 2020, the State Administration for Market Regulation and Standardization Administration of China, or SAC, jointly published the Information Security Technology - Personal Information Security Specification (GB/T 35273-2020) (“2020 Specification”) proposed by the National Information Security Standardization Technical Committee as an amendment to and replacement for the November 2017 version (GB/T 35273-2017). The 2020 Specification, which took effect on October 1, 2020, explains and reinforces the Cyber Security Law. Though the 2020 Specification is not a mandatory national standard but a recommended guideline, and it is not enforceable by law, the authority will use this standard to evaluate an entity’s compliance with China’s legal guidelines and regulations. The 2020 Specification outlines that “controllers” are those who collect personal information for providing a product or service. The “subject” is the individual or entity that provides the personal information to the controller. The 2020 Specification seeks to provide the subject with more autonomy in how and when they provide personal information to controllers. Although the 2020 Specification clarifies issues such as biometric data, multiple business functions, and explicit consent, it is still unclear to what extent the new standard will be enforced in China.

Furthermore, on August 20, 2021, the SCNPC promulgated Personal Information Protection Law which became effective on November 1, 2021. The Information Protection Law stipulates that the Cyberspace Administration of China is responsible for coordinating the protection of personal information and the related supervision and administration. The Information Protection Law also expressly stipulates that those who process personal information in violation of regulations or fail to take necessary security measures when processing personal information will be ordered to make corrections by the authority responsible for personal information protection, and given a warning, with their illegal gains confiscated. If the violator refuses to make corrections, it shall be subject to a fine of not more than RMB1.0 million. The person in charge directly responsible and other persons directly responsible shall be imposed a fine of not less than RMB10,000 but not more than RMB100,000. In case of any severe illegal acts as stipulated in the Information Protection Law, the violator shall be ordered to make corrections by the authority responsible for personal information protection, have its illegal gains confiscated and be subject to a fine of not more than RMB50.0 million or no more than 5% of the turnover in the previous year, as well as a suspension of the relevant business, suspension for rectification, revocation of relevant business permit or business license by the relevant competent authorities. The person in charge directly responsible and other persons directly responsible shall be imposed a fine of not less than RMB100.0 thousand but not more than RMB1.0 million.

The Data Security Law of the People’s Republic of China (the “Data Security Law”) was passed by the SCNPC on June 10, 2021 and came into effect on September 1, 2021. The Data Security Law requires the data processor to establish and improve a whole-process data security management system, organize data security education and training, and take corresponding technical measures and other necessary measures to safeguard data security. In conducting data processing activities by using the Internet or any other information network, the data processor shall perform the above data security protection obligations on the basis of the hierarchical cybersecurity protection system. Any violation of the provisions and requirements under the Data Security Law may subject a data processor to rectifications, warnings, fines, suspension of the related business, revocation of licenses or even criminal liabilities.

On November 14, 2021, the CAC released the Regulations on the Network Data Security, or the Draft Regulations, for public comments, which stipulates, among others, that a prior cybersecurity review is required for listing abroad of data processors which process over one million users’ personal information, and the listing of data processors in Hong Kong which affects or may affect national security.

The Draft Measure on Security Assessment of Cross-border Data Transfer (Draft for Comments) has been published on October 29, 2021 by the CAC. In this Draft Measure, data processors shall report to the Cyberspace Administration of China when they provide data overseas, and when they accumulatively transfer personal cross-border information of more than 100,000 people or sensitive personal cross-border information of more than 10,000 people, transfer important cross-border data, or other situations required to report. Before transferring cross-border data, data processors shall also conduct a self-assessment of cross-border data transfer risks in advance.

Regulations Relating to Overseas Offerings

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up, on December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments.

The Draft Provisions and the Draft Administration Measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offing activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on offering within three business days after completion of the follow-on offering. Failure to comply with the filing requirements may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. The Draft Administration Measures also sets forth certain regulatory red lines for overseas offerings and listings by domestic enterprises.

As of the date of this annual report, the Draft Provisions and the Draft Administration Measures were released for public comment only. There are uncertainties as to whether the Draft Provisions and the Draft Administration Measures would be further amended, revised or updated. Substantial uncertainties exist with respect to the enactment timetable and final content of the Draft Provisions and the Draft Administration Measures. As the CSRC may formulate and publish guidelines for filings in the future, the Draft Administration Measures does not provide for detailed requirements of the substance and form of the filing documents. In a Q&A released on its official website, the respondent CSRC official indicated that the proposed new filing requirement will start with new companies and the existing companies seeking to carry out activities like follow-on financing. As for the filings for the existing companies, the regulator will grant adequate transition period and apply separate arrangements. The Q&A also addressed the contractual arrangements and pointed out that if relevant domestic laws and regulations have been observed, companies with compliant VIE structure may seek overseas listing after completion of the CSRC filings. Nevertheless, it does not specify what qualify as compliant VIE structures and what relevant domestic laws and regulations are required to be complied with. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all.

Regulations Relating to Anti-monopoly

According to the Anti-Monopoly Law of the People’s Republic of China (the “Anti-Monopoly Law”) which was promulgated by the SCNPC on August 30, 2007 and implemented on August 1, 2008, the Anti-Monopoly Law applies to the monopolistic practices in domestic economic activities in China as well as the monopolistic practices outside China which have exclusion or restriction effects on domestic market competition. The monopolistic practices under the Anti-Monopoly Law include any monopoly agreement reached by any operators, abuse of market-dominating position by any operators and any concentration of operators which has an effect of eliminating or restricting competition. The agencies designated by the State Council are responsible for enforcement of the Anti-Monopoly Law. The anti-monopoly enforcement agencies of the State Council may, according to work requirements, delegate relevant anti-monopoly enforcement tasks to the corresponding agencies of the people’s governments of provinces, autonomous regions and centrally-administered municipalities pursuant to the provisions of Anti-Monopoly Law. Operators who violate the provisions of the Anti-Monopoly Law will be ordered by the enforcement agencies to stop the illegal act, be imposed a fine or be subject to other restrictive measures. On October 23, 2021, the Draft Amendment to the Anti-Monopoly Law (Revised Draft) has been published for public comments. This Draft Amendment will establish a "safe harbor system" for monopoly agreements, propose key law enforcement in Internet, Finance, Technology, and Media areas, introduce the "stop meter" system in the review of the concentration of operators, and increase the penalties for business operators and responsible people.

In order to prevent and curb the monopolistic conducts in the field of platform economy, the Anti-monopoly Commission of the State Council issued the Guidelines to Anti-Monopoly in the Field of Internet Platforms on February 7, 2021, which regulates the competition among Internet platforms. To determine the abuse of market dominance in the platform economy, first define the relevant market, analyze whether the operator has a dominant position in the relevant market, and then analyze whether it constitutes abuse of market dominance according to individual circumstances.

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

In 2014, the SAFE decided to further reform the foreign exchange administration system in order to satisfy and facilitate the business and capital operations of foreign invested enterprises, and issued the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises in Certain Areas on July 4, 2014 or SAFE Circular 36. The SAFE Circular 36 suspends the application of the SAFE Circular 142 in certain areas and allows a foreign-invested enterprise registered in such areas to use the RMB capital converted from foreign currency registered capital for equity investments within the scope of business, which will be regarded as the reinvestment of foreign-invested enterprise. On March 30, 2015, the SAFE issued the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or the SAFE Circular 19, which took effect on June 1, 2015, and replaced the SAFE Circular 142 and the SAFE Circular 36. According to the SAFE Circular 19, the foreign exchange capital of foreign-invested enterprises shall be subject to the Discretional Foreign Exchange Settlement. The Discretional Foreign Exchange Settlement refers to the foreign exchange capital in the capital account of a foreign-invested enterprise for which the rights and interests of monetary contribution has been confirmed by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operational needs of the foreign-invested enterprise. The proportion of Discretional Foreign Exchange Settlement of the foreign exchange capital of a foreign-invested enterprise is temporarily determined to be 100%. The Renminbi converted from the foreign exchange capital will be kept in a designated account and if a foreign-invested enterprise needs to make further payment from such account, it still needs to provide supporting documents and go through the review process with the banks.

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

Mr. Tianhua Wu and some other individual shareholders who indirectly hold shares in our Company and who are known to us as being PRC residents had completed the necessary registrations with the local SAFE branch or qualified banks as required by the SAFE Circular 37 in relation to their investment in our company. See “— Certain Risks Related to Our Chinese Operations and Operating Structure – We may be subject to penalties, including restrictions on our ability to inject capital into our PRC subsidiaries, if our PRC resident shareholders or beneficial owners fail to comply with relevant PRC foreign exchange regulations.”

PRC Regulations Relating to the Individual Foreign Exchange

On December 25, 2006, the PBOC issued the Administrative Measures for Individual Foreign Exchange, or the PBOC Order 3, which took effect on February 1, 2007. In addition, on January 5, 2007, the SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issuing the Detailed Rules for the Implementation of the Measures for the Administration of Individual Foreign Exchange, or the SAFE 2007 Circular 1, which took effect on the same day with the PBOC Order 3. Pursuant to the provision of the PBOC Order 3 and the 2007 Circular 1, individual foreign exchange businesses in the PRC can be classified into domestic and overseas individual foreign exchange businesses as per transaction, and current accounts and capital accounts as per transaction property. Annual quota management shall be implemented for individual settlement of exchange and individual foreign exchange purchase within the territory of the PRC. The annual quota for domestic individual’s current accounts equivalent to US$50,000 (including US$50,000). In case the total amount of the foreign exchange remitted abroad from his/her foreign exchange savings account in a same day does not exceed the amount equivalent to US$50,000 (including US$50,000), he/she shall deal with it at a bank by presenting his/her valid identity certificate; if the total amount is more than the aforesaid amount, he/she shall handle it by presenting the authentic voucher under the current account indicating the trading volume. As for capital account, a domestic individual may purchase foreign exchange or remit abroad his/her self-owned foreign exchange upon the approval of the local foreign exchange department and shall conduct the corresponding formalities for the registration of foreign exchange for investing abroad. In March 2016, Beijing Rongke(formerly known as Ningxia Rongke) received an inquiring notice from the SAFE that required it to review and report the status of our customers’ account opening and fund transfers on our platform. Beijing Rongke made a written submission to the SAFE, which clarified that, among others, (i) at that time, Beijing Rongke was a related party to Tiger Holdings Group Limited (already de-registered), both of which did not participate in the process of the foreign currency purchase by our customers, and (ii) Beijing Rongke was a technology company and Tiger Holdings Group Limited was a registered financial service provider in New Zealand. See Item 3.D “Risk Factor-Risks Related to Our Business and Industry-Violations of the relevant SAFE rules and regulations may give rise to regulatory inquiries, investigations or other actions, which may disrupt our business and could materially and adversely impact our results of operations and financial condition.” We believe that we took necessary measures in response to such inquiry and as of the date of this report, we have not received any further similar inquiry or rectification requirement from the SAFE. However, we cannot assure you that the SAFE will take the same view as us and do not expect a formal notice from the SAFE to inform us whether Beijing Rongke had satisfied the requirements in the aforementioned notice.

Regulations Relating to Intellectual Property Rights

PRC Regulations for Copyright

The Copyright Law of the PRC, promulgated in 1990 and amended in 2001 and 2010, or the Copyright Law, and its related implementing regulations, promulgated in 2002 and amended in 2013, are the principal laws and regulations governing the copyright related matters. On November 11, 2020, the SCNPC issued amendment to the Copyright Law, which became effective on June 1, 2021. The amended Copyright law expands the scope of work protected by the copyright, the content of copyright, and the remedies for infringement of the copyright. Registration of copyright is voluntary, and it is administrated by the China Copyright Protection Center.

PRC Regulations for Patent

Pursuant to the Patent Law of the PRC, or Patent Law, as amended in 2008, after the grant of the patent right for an invention or utility model, except where otherwise provided for in the Patent Law, no entity or individual may, without the authorization of the patent owner, exploit the patent, that is, make, use, offer to sell, sell or import the patented product, or use the patented process, or use, offer to sell, sell or import any product which is a direct result of the use of the patented process, for production or business purposes. After a patent right is granted for a design, no entity or individual shall, without the permission of the patent owner, exploit the patent, that is, for production or business purposes, manufacture, offer to sell, sell, or import any product containing the patented design. Once the infringement of patent is confirmed, the infringer shall, in accordance with the regulations, undertake to cease the infringement, take remedial action, and pay damages, etc. On October 17, 2020, the SCNPC issued amendment to the Patent Law, which became effective on June 1, 2021. The amended Patent Law expands the definition of appearance design, enhances the protection on appearance design, increases the amount of compensation for infringement, and extends the litigation period for infringement of patent.

PRC Regulations for Trademark

Pursuant to the Trademark Law of the PRC, as amended in 2013 and 2019, the right to exclusive use of a registered trademark shall be limited to trademarks which have been approved for registration and to goods for which the use of such trademark has been approved. The period of validity of a registered trademark shall be ten years, counted from the day the registration is approved. According to this law, using a trademark that is identical to or similar to a registered trademark in connection with the same or similar goods without the authorization of the owner of the registered trademark constitutes an infringement of the exclusive right to use a registered trademark. The infringer shall, in accordance with the regulations, undertake to cease the infringement, take remedial action, and pay damages, etc. See Item 3.D “Risk Factors-Risks Related to Our Business and Industry-We may not be able to protect our intellectual property rights.”

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

Certain Summary Financial Information Regarding the Company, Its Subsidiaries, and Consolidated VIEs

Cash Flows Among the Company, Its Subsidiaries, and Consolidated VIEs

The Group’s main revenues were mostly generated from our wholly owned subsidiaries in New Zealand, Singapore and the United States for the years ended December 31, 2019, 2020 and 2021. Most of the consolidated VIEs and their subsidiaries operate business in the PRC and their main functions are to support our Licensed Entities. Certain of the costs generated by VIEs and their subsidiaries are covered by these Licensed Entities through inter-company transactions, and we expect that the Licensed Entities will cover a substantial majority of such costs in the future. In general, the holding company transfers funds from financing (including funds from its IPO, follow-on equity offerings, and offerings of convertible bonds, as applicable) to Licensed Entities in the form of capital injections or loans to support their business expansion. These Licensed Entities pay the consolidated VIEs and their subsidiaries periodically for the services rendered through inter-company transactions, pursuant to the terms of the contractual arrangements between them. The Group currently does not have any cash management policies specifically governing these transfers between VIE and subsidiaries. Instead, we are guided by the contractual arrangements to which we are a party and, to the extent permissible under those contractual arrangements, the discretion of our management. To date, we have not experienced difficulty in transferring cash to or from the holding company, the subsidiaries, the VIEs, and investors. However, there is no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer cash.

To illustrate cash flows among the holding company, its subsidiaries, and consolidated VIEs by type, please refer to the following tables (all in US$ thousands):

•	Cash flow between Holding company and Subsidiaries:

Fiscal Year ended December 31	2019	2020	2021
Net increase (decrease) of Loans to Subsidiaries	4,797	(995)	94,502
Capital Injections to Subsidiaries	66,517	60,400	239,500

•	Cash flow between Holding company and VIEs:

Fiscal Year ended December 31	2019	2020	2021
Net increase of Loans to VIEs	—	—	8,586

•	Cash flow between Subsidiaries and VIEs:

Fiscal Year ended December 31	2019	2020	2021
Net (decrease) increase of Loans to VIEs	(9,470)	1,312	1,726
Service Fees Paid to VIEs	19,186	20,928	76,971

Our subsidiaries and the consolidated VIEs did not declare or distribute any dividends or distributions for the years ended December 31, 2019, 2020 and 2021. Additionally, the holding company did not declare nor distribute any dividends or distribution for the years ended December 31, 2019, 2020 and 2021.

Condensed Consolidated Financial Information relating to the VIEs

As of and for the year ended December 31, 2021:

	Parent	VIEs(1)	Subsidiaries	eliminating adjustments	Consolidated(2)
Current assets	170,220,287	51,873,657	3,234,726,520	(185,548,937)	3,271,271,527
Non-current assets	428,634,807	16,083,322	34,013,807	(428,584,807)	50,147,129
Total assets	598,855,094	67,956,979	3,268,740,327	(614,133,744)	3,321,418,656
Current liabilities	2,005,459	25,422,094	2,878,428,946	(185,916,356)	2,719,940,143
Non-current liabilities	150,223,767	6,858	4,622,020	—	154,852,645
Total liabilities	152,229,226	25,428,952	2,883,050,966	(185,916,356)	2,874,792,788
Total revenues	1,290,388	65,295,325	260,518,378	(62,615,929)	264,488,162
Net income (loss)	14,690,701	(700,720)	16,389,903	(15,689,183)	14,690,701
Net cash (used in) provided by operating activities	(2,956,553)	18,431,299	397,729,210	—	413,203,956
Net cash (used in) provided by investing activities	(307,315,533)	(4,048,620)	(8,395,110)	330,678,088	10,918,825
Net cash provided by (used in) financing activities	330,881,355	(5,091,778)	335,769,866	(330,678,088)	330,881,355

(1)

The disclosed amounts of the VIEs were before elimination adjustments of intercompany transactions within the Group. See Note 1 to our audited consolidated financial statements for more information of the VIEs.

(2)	The disclosed amounts were included in our audited consolidated financial statements.

As of and for the year ended December 31, 2020:

	Parent	VIEs(1)	Subsidiaries	eliminating adjustments	Consolidated(2)
Current assets	51,428,493	48,118,025	2,121,388,146	(68,712,677)	2,152,221,987
Non-current assets	188,091,549	16,253,660	23,691,704	(187,941,549)	40,095,364
Total assets	239,520,042	64,371,685	2,145,079,850	(256,654,226)	2,192,317,351
Current liabilities	2,267,071	25,955,828	1,991,631,664	(68,482,884)	1,951,371,679
Non-current liabilities	1,565,843	1,158,044	2,534,657	—	5,258,544
Total liabilities	3,832,914	27,113,872	1,994,166,321	(68,482,884)	1,956,630,223
			—	—
Total revenues	1,885,212	16,191,693	133,900,879	(13,481,094)	138,496,690
Net income (loss)	16,064,793	(7,524,524)	34,615,803	(23,976,827)	19,179,245
			—	—
Net cash provided by (used in) operating activities	649,082	(597,323)	535,229,256	—	535,281,015
Net cash (used in) provided by investing activities	(27,414,976)	646,647	11,607,329	58,716,619	43,555,619
Net cash (used in) provided by financing activities	(2,167,502)	311,688	52,206,357	(58,716,619)	(8,366,076)

(1)

The disclosed amounts of the VIEs were before elimination adjustments of intercompany transactions within the Group. See Note 1 to our audited consolidated financial statements for more information of the VIEs.

(2)	The disclosed amounts were included in our audited consolidated financial statements.

For the year ended December 31, 2019:

	Parent	VIEs(1)	Subsidiaries	eliminating adjustments	Consolidated(2)
Total revenues	2,874,057	44,134,256	52,819,106	(41,164,519)	58,662,900
Net (loss) income	(6,589,432)	16,505,238	(19,244,853)	3,379,189	(5,949,858)
Net cash provided by operating activities	3,758,294	6,567,594	232,983,251	—	243,309,139
Net cash used in investing activities	(91,764,800)	(10,240,498)	(906,362)	80,871,549	(22,040,111)
Net cash provided by financing activities	115,766,911	43,730	79,967,428	(80,871,549)	114,906,520

(1)

The disclosed amounts of the VIEs were before elimination adjustments of intercompany transactions within the Group. See Note 1 to our audited consolidated financial statements for more information of the VIEs.

(2)	The disclosed amounts were included in our audited consolidated financial statements.

D. Risk Factors

The following risks should be considered in conjunction with the information set forth above under the headings “Forward-Looking Statements” and “Item 3. Key Information” and below under “Item 5. Operating and Financial Review and Prospects.” These risks may affect the Company’s operating results and, individually or in the aggregate, could cause its actual results to differ materially from past and anticipated future results. The following discussion of risks may contain forward-looking statements which are intended to be covered by the Safe Harbor Statement. Except as may be required by law, the Company undertakes no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise. The Company invites you to consult any further related disclosures made by the Company from time to time in materials filed with or furnished to the Securities and Exchange Commission, or the SEC.

We are subject to multiple risks arising from our corporate structure, including our status as a holding company incorporated in the Cayman Islands that conducts a portion of our business through China-based VIEs with which we have only contractual relationships and in which we do not own an equity interest, and our operations in China, including potential actions or decisions by PRC or U.S. regulatory authorities restricting or affecting our business activities in the PRC or our access to U.S. capital markets. Certain of these risks, as well as other information relating to our corporate structure and operations in China, are highlighted above under Item 3. Key Information – Certain Risks Related to Our Chinese Operations and Operating Structure” and are summarized immediately below. These risks are incorporated by reference in this “Item 3. Key Information – D. Risk Factors.”

Summary of Certain Risks Related to Our Chinese Operations and Operating Structure

Risk Factor	Page
Shareholders may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. courts may be limited, because we are registered under Cayman Islands law.	10
If the agreements that establish the structure for operating some of our activities in China do not comply with PRC regulations, if we fail to obtain all required permissions and approvals required by Chinese regulatory authorities, or if these regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.	11
Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law of the PRC and how it may impact the viability of our current corporate structure, corporate governance and business operations.	12
We rely on contractual arrangements with the VIEs and their respective shareholders for a large portion of our business operations, which may not be as effective as equity ownership in providing operational control, and which we may not be able to enforce in a court of law.	12
Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.	13
The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business.	14
Contractual arrangements in relation to the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.	14
We may lose the ability to use and enjoy assets held by the VIEs that are material to the operation of certain portions of our business if the VIEs go bankrupt or become subject to a dissolution or liquidation proceeding.	14
The PRC government may intervene or impose restrictions on our ability to transfer cash to or from the holding company, the subsidiaries, the VIEs and investors.	15
If we fail to protect customer data and privacy, our reputation, financial condition and results of operations will be materially and adversely affected.	15
We may be subject to regulatory compliance costs and enforcement activity relating to Chinese privacy and data security laws.	16

We may be adversely affected by the complexity, uncertainties and changes in the PRC regulations of Internet-related businesses and companies, and any lack of requisite licenses, permits or approvals applicable to our business may have a material adverse effect on our business and results of operations.	17
The audit reports included in this annual report have been prepared by our independent registered public accounting firms whose work are not currently inspected by the Public Company Accounting Oversight Board and, as such, you may be deprived of the benefits of such inspection.	18
We may be subject to consequences pursuant to the Holding Foreign Companies Accountable Act and related regulations, including the potential for our ADSs to be prohibited from trading on U.S. securities exchanges, including The Nasdaq Stock Market, and in the U.S. over-the-counter market, which will limit the liquidity of our ADSs and our access to U.S. capital markets.	19
We are subject to numerous regulations in the PRC, and compliance with these regulations may result in costs, expenses, regulatory enforcement action, and reputational harm that may have a material adverse effect on our business and results of operations.	20
The legal system of the PRC is not fully developed and there are uncertainties that may affect the protection afforded to us.	20
The PRC government may intervene or influence our operations at any time, and it has recently indicated an intent to exert more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies.	20
PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using proceeds we received from our initial public offering and the Concurrent Private Placement to make loans or additional capital contributions to our PRC subsidiaries.	21
We may be subject to penalties, including restrictions on our ability to inject capital into our PRC subsidiaries, if our PRC resident shareholders or beneficial owners fail to comply with relevant PRC foreign exchange regulations.	22
You may be subject to PRC withholding tax on dividends from us and PRC income tax on any gain realized on the transfer of our shares or ADSs if we are deemed a PRC resident enterprise.	22
We may not be able to obtain certain tax benefits for dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiaries.	23
PRC regulations may restrict our ability to convert Renminbi into foreign currency and remit such currency out of the PRC to pay capital expenses.	23

We are subject to additional risks as a result of doing business in China, as summarized immediately below and described in more detail below under the heading “Risks Related to Doing Business in China.”

Summary of Risks Related to Doing Business in China

Risk Factor	Page
The current trade war between the U.S. and China, and on a larger scale internationally, may dampen growth in China and other markets where the majority of our customers reside, and our activities and results may be negatively impacted.	63
PRC economic, political and social conditions as well as government policies could adversely affect our business and prospects.	64
We may be subject to penalties for failure to fully comply with the NDRC and the MOFCOM filing requirements for historical overseas investments.	64
The enforcement of the Labor Contract Law of the People’s Republic of China, or the PRC Labor Contract Law, and other labor-related regulations in the PRC may increase our labor costs and impose limitations on our labor practices.	65
Failure to make adequate contributions to various employee benefit plans as required by the PRC regulations may subject us to penalties.	65
Any failure to comply with PRC regulations regarding the registration requirements for employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.	66
We may be deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, or the EIT Law, and be subject to the PRC taxation on our worldwide income, which may significantly increase our income tax expenses and materially decrease our profitability.	66
We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.	67
Our leased property interest may be defective and our right to lease the properties may be affected by such defects, which could cause significant disruption to our business.	67
If the settlement reached between the SEC and the Big Four PRC-based accounting firms (including the Chinese affiliates of our independent registered public accounting firms), concerning the manner in which the SEC may seek access to audit working papers from audits in China of U.S.-listed companies, is not or cannot be performed in a manner acceptable to authorities in China and the United States, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.	68

Risks Related to Our Business and Industry

We have a limited operating history and our historical financial, operating results and growth rates may not be indicative of future performance.

We have a limited operating history. We launched our trading platform in August 2015 and have experienced rapid growth since then. Our total revenues increased significantly from US$58.7 million in 2019 to US$138.5 million in 2020 and further increased to US$264.5 million in 2021. We also improved from net loss of US$5.9 million in 2019to net income of US$19.2 million in 2020 and net income of US$14.7 million in 2021, as a result of growth in our businesses and improvement in economies of scale. We expect our business expansion to continue as we grow our customer base and explore new market opportunities. However, due to our limited operating history, our historical growth rates may not be indicative of our future performance. We cannot assure you that we will grow at the same rate and succeed in introducing new services and products as we did in the past. Further, we may fail to adjust our business model to our development needs or the requirements of this ever-changing industry. You should consider our prospects in light of the risks and uncertainties that a fast-growing company with a limited operating history may be exposed to or encounter.

We have incurred net losses in the past and may incur losses in the future.

The fiscal year ended December 31, 2020 was the first year we have been profitable since our inception. We incurred net losses of US$5.9 million in 2019 and generated net income of US$19.2 million in 2020 and net income of US$14.7 million in 2021. We have made significant investments in research and development, employee compensation and benefits, communication and market data, and marketing and branding to rapidly develop and expand our business. We expect to continue or increase such investments to establish and expand our business, and these investments may not result in an increase in revenue or positive cash inflow from operations in a timely manner, or at all.

We may incur substantial losses for a number of reasons, including the lack of a larger customer base, as well as other risks discussed herein, and we may incur unforeseen expenses, or encounter difficulties, complications and delays in generating revenues or achieving profitability. We may also incur net losses in the future due to changes in the macroeconomic and regulatory environment, competitive dynamics and our inability to respond to these changes in a timely and effective manner. If we are unable to maintain profitability, we may have to reduce the scale of our operations, which may impact our business growth and adversely affect our financial condition and results of operations.

Non-compliance with applicable laws in certain jurisdictions could harm our business, reputation, financial condition and results of operations.

The businesses of securities and other financial instruments are heavily regulated. Our brokerage business is subject to regulations in the United States, Singapore, New Zealand, Australia, Hong Kong and other jurisdictions in which we offer our products and services. Major regulatory bodies include, among others, in the United States, the Financial Industry Regulatory Authority, or the FINRA, the U.S. Securities and Exchange Commission, or the SEC, and the Commodity Futures Trading Commission, or the CFTC; in Singapore, the Monetary Authority of Singapore, or the MAS; in New Zealand, the Financial Markets Authority New Zealand, or the FMA, and the Financial Service Providers Register, or the FSPR; in Australia, the Australian Securities and Investments Commission, or ASIC; in Hong Kong, the Securities and Futures Commission or SFC. Domestic and foreign stock exchanges, other self-regulatory organizations and state and foreign securities commissions can censure, fine, issue cease-and-desist orders, suspend or expel a broker and its officers or employees. Non-compliance with applicable laws or regulations could result in sanctions to be levied against us, including fines and censures, suspension or expulsion from a certain jurisdiction or market or the revocation or limitation of licenses, which could adversely affect our reputation, prospects, revenues and earnings.

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

In July 2016, the CSRC posted an investor alert on its website warning investors that except for certain investment channels approved by the CSRC under the PRC laws, the CSRC has not approved any domestic or foreign institutions to provide services for domestic investors to participate in overseas securities trading. In September 2016, we received a rectification notice issued by the Beijing branch of the CSRC. Following such notice, we took certain rectification measures in order to comply with the requirements set forth therein, and we provided written responses to such authority promptly. We communicate with the Beijing branch of the CSRC from time to time to ensure our business follow their requirements. As of the date of this report, we have not received further written rectification requirements from the CSRC. For more details of the notice and our rectification measures, please see “Item 3. Key Information – Description of Certain PRC Regulations Affecting Our Business.” However, we cannot assure you that we will not be subject to further investigation or scrutiny from regulators even though we had not yet received any negative opinion or penalty for the activities of our PRC entities or services provided to PRC investors so far. If we are required to make further rectifications, our business and financial condition could be materially and adversely affected. If we fail to receive required permits in a timely manner or at all, or obtain or renew any permits and certificates, we may be subject to fines, confiscation of the gains derived from our non-compliant activities, suspension of our non-compliant activities or claims for compensation of any economic loss suffered by our customers or other relevant parties.

If we fail to maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls. In 2019 and 2020, we and our independent registered public accounting firms identified a material weakness in our internal controls. A material weakness is a deficiency, or combination of deficiencies, in internal controls such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified related to our lack of sufficient and competent accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP to design and implement robust period-end financial reporting policies and procedures for the preparation of consolidated financial statements and related disclosures in accordance with U.S. GAAP and the financial reporting requirements set forth by the SEC. In the past, we made certain corrections to our interim financial reporting. We have implemented a number of measures to address the material weakness that had been identified. For details of these remedial measures, see “Item 15. Controls and Procedures—Remediation of the Material Weakness in Internal Control over Financial Reporting.” While, as of December 31, 2021, based on our management’s assessment on the performance of the remediation measures, we determined that the material weakness had been remediated, in the future we may determine that we have additional material weaknesses, or our independent registered public accounting firm may disagree with our management assessment of the effectiveness of our internal controls.

We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2021. In addition, as we have ceased to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2021.  See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” However, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.

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

In connection with our customers’ transfer of funds, in March 2016, we received a notice from the SAFE requiring us to review and report situations regarding our customers’ account opening and fund transfers on our platform. Thereafter, the regulator conducted an onsite inspection collecting information on our customers’ compliance with the relevant SAFE rules and regulations since the inception of our business. We submitted the relevant materials as requested by the regulator by the end of March 2016. In December 2016, the SAFE made another visit to our company and we submitted some additional documents per its requirements. As of the date of this report, we have not received any further inquiries or notices from the SAFE regulators. For more details of the notice aforementioned and our measures in response thereto, please see “Item 3. Key Information – Description of Certain PRC Regulations Affecting Our Business.” Since the PRC authorities and the commercial banks designated by the SAFE to conduct foreign exchange services have significant amount of discretion in interpreting, implementing and enforcing the relevant foreign exchange rules and regulations, and for many other factors that are beyond our control and anticipation, we may face more severe consequences, including but not limited to being asked to take additional and burdensome measures to monitor the source and use of the foreign currency funds in the accounts of our customers or suspend our operations pending an investigation or indefinitely. As a result, our business, results of operations and financial condition may be materially and adversely affected.

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

In addition, to continue to operate and expand our services internationally, we may have to comply with the regulatory controls of each jurisdiction where we conduct, or intend to conduct business, the requirements of which may not be clearly defined. The varying compliance requirements of these different regulatory jurisdictions, which are often unclear, may limit our ability to continue existing international operations and further expand our business internationally. For example, we face significant legal uncertainties as to whether the CSRC would require us to get certain licenses or permits relating to our activities in China given the fact that most of our technology, customer services and administrative teams are based in China, or whether the CSRC would view our current or previous business operations in China as non-compliant with the relevant regulatory regime. See Item 3.D “Risk Factors - Risks Related to Our Business and Industry-We may not be able to obtain or maintain all necessary licenses, permits and approvals and to make all necessary registrations and filings for our activities in multiple jurisdictions and related to residents therein, especially in China or otherwise related to PRC residents.” We could be subject to disciplinary or other actions in the future due to claimed or deemed non-compliant, which could have a material adverse effect on our business, financial condition and results of operations as further described under “-Non-compliance with applicable laws in certain jurisdictions could harm our business, reputation, financial condition and results of operations.”

Accusations or claims against us may adversely affect our business operations and reputation.

We have been involved in cases or claims such as infringements upon reputation and intellectual property rights allegedly conducted by users on our platform, and portraiture right infringements based on the fact that we list some of our shareholders on our website. For other examples, please see Item 3.D “Risk Factors - Risks Related to Our Business and Industry-We may not be able to obtain or maintain all necessary licenses, permits and approvals and to make all necessary registrations and filings for our activities in multiple jurisdictions and related to residents therein, especially in China or otherwise related to PRC residents.” Although the records of investigations or accusations did not necessarily lead to sanctions against us in a direct way, these historical records might be accessed online or offline, which could adversely affect our business operations and reputation, and thus further affect our progress if we decide to enter into new markets in these jurisdictions.

A substantial portion of our business currently relies mostly on collaboration with our primary clearing agent, Interactive Brokers. Our business will be adversely impacted if we are unable to maintain our relationship with Interactive Brokers.

We currently rely largely on Interactive Brokers to execute, settle and clear a substantial portion of the trades of the U.S. and Hong Kong stocks and other financial instruments, and to comply with certain federal, state and other laws, as discussed more fully in Item 4.B “Business Overview-Our Core Products and Services-Brokerage Services.” For the years ended December 31, 2019, 2020, and 2021, 78.4%, 74.8%, and 57.4% of our total net revenues were executed and cleared by Interactive Brokers. For consolidated accounts, the information of which is not fully disclosed to Interactive Brokers, we receive commission fees and direct a pre-determined portion to Interactive Brokers. For fully disclosed accounts, every time Interactive Brokers executes and clears a trade, it collects the commissions, deducts its pre-determined portion and returns the rest of the commission fees to us. Customers can also trade on margin and short sell securities on our trading platform. We generate interest income arising from margin financing offered by us to consolidated account customers and earn financing service fees related to the margin financing provided by Interactive Brokers to fully disclosed account customers.

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

We believe that our relationship with Interactive Brokers is critical to our business. If we need to enter into alternative arrangements with a different clearing agent to replace our existing arrangements, we may not be able to negotiate a favorable alternative arrangement. Transitioning to a new clearing agent or increasing self-clearing through TradeUP Securities Inc. (“TradeUP Securities”), formerly known as Marsco Investment Corporation are time-consuming and may affect the user experience or, if our platform becomes inoperable, may result in our inability to facilitate trades through our platform. We would also need to comply with applicable laws regarding execution and clearing services, which would be costly and time-consuming. If we are unsuccessful in maintaining our relationships with Interactive Brokers, our operating cost and expenses might increase, which may materially and adversely affect our financial condition and results of operations.

Self-clearing exposes us to significant operational, liquidity, financing and regulatory risks.

We began self-clearing a portion of the trades of the U.S. stocks and other financial instruments in the third quarter of 2019, following our acquisition of TradeUP Securities, and we expect to increase the proportion of such trades that we self-clear in the future. Self-clearing requires us to finance transactions and maintain margin deposits at clearing organizations.

Clearing and execution services include the confirmation, receipt, settlement, delivery and record-keeping functions involved in securities transactions. Clearing brokers also assume direct responsibility for the possession or control of client securities and other assets and the clearing of client securities transactions. However, clearing brokers also must rely on third-party clearing organizations, such as the Depositary Trust Clearing Corporation and its subsidiaries in the United States, in settling client securities transactions. Clearing brokers are also responsible for protecting client assets and complying with relevant customer protecting regulations. Clearing securities firms, such as TradeUP Securities, are subject to substantially more regulatory oversight and examination than introducing brokers who rely on others to perform clearing functions. Errors in performing clearing functions, including clerical and other errors related to the handling of funds and securities held by us on behalf of clients, could lead to regulatory fines and civil penalties as well as losses and liability in related legal proceedings brought by clients and others.

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

Our ability to control costs and expenses relating to our operations affects our profitability. With the expansion of our business, we expect our operating cost and expenses to continue to increase, including employee compensation and benefits, marketing and branding and other costs and expenses. The salary level in the fintech industry in and outside China has generally increased in recent years, and we offer competitive wages and other benefits to recruit and retain quality professionals. Employee compensation and benefits (excluding share-based compensation) increased from US$31.7 million in 2019 to US$44.0 million in 2020 and US$73.8 million in 2021. In addition, we utilize various marketing tools, including branding on online and traditional channels, collaborating with business partners, hosting branding events and circulating branding materials, to attract new customers, retain our existing customers and increase our revenues. Our marketing and branding expenses were US$7.1 million, US$15.9 million and US$59.3 million in 2019, 2020 and 2021, respectively, accounting for 12.1%, 11.5% and 22.4%, respectively, of our total revenues for the same periods. If we are unable to operate in a cost-effective manner, our results of operations may be negatively impacted.

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

We have made a few selective acquisitions recently to expand our business into new areas and jurisdictions. We may in the future continue to pursue acquisitions and joint ventures as part of our growth strategy. Any future acquisition or joint venture may result in exposure to potential liabilities of the acquired companies, significant transaction costs and present new risks associated with entering additional markets or offering new products and integrating the acquired companies or newly established joint ventures. Potential liabilities may arise from deficiencies in due diligence findings and deficient past track record results. For instance, in November 2018, Tiger Fintech Holdings completed the acquisition of 100% of the equity interests in US Tiger Securities, Inc. In July 2019, Tiger Fintech Holdings, Inc. completed its acquisition of 100% of the equity of TradeUP Securities, an U.S online broker service platform that focuses on empowering self-directed investors with necessary tools to manage their portfolios. In October 2021, Up Fintech International Limited completed its acquisition of 100% of the equity of Ocean Joy Holdings Limited (“Ocean Joy”), and its sole subsidiary Tiger Brokers (HK) Global Limited (“Tiger Brokers HK”, formerly known as Ocean Joy Securities Limited), a firm licensed with the Hong Kong Securities and Futures Commission for Type I (Dealing in Securities) and Type II (Dealing in Futures Contracts) regulated activities. Such acquisitions made to expand our business, facilities and workforce will also involve costs and risks, such as potential labor disputes and compliance costs and risks. There can be no assurance that we will be able to grow our acquired or invested businesses, or realize returns, benefits of synergies and growth opportunities we expect in connection with such acquisitions.

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

Like other brokerage and financial services firms, our business and profitability are directly affected by elements that are beyond our control, such as economic and political conditions, broad trends in business and finance, changes in volume of securities transactions, changes in the markets in which such transactions occur and changes in how such transactions are processed. A weakness in equity markets, such as a slowdown causing reduction in trading volume in the United States and Hong Kong stocks and other financial instruments, has historically resulted in reduced transaction revenues and would have a material adverse effect on our business, financial condition and results of operations. For example, the highly volatile market conditions in March 2020 relating in part to COVID-19 and reductions in oil prices caused some of our clients to experience financial losses. Additionally, while we cannot predict the consequences of the war between Russia and Ukraine and subsequent economic, market, political, and diplomatic sanctions imposed on Russia, Belarus, and related parties by the international community, including the European Union, the United States, and others, these conditions contributed to dramatically volatile market conditions in February and March 2022 and may cause some of our clients to experience financial losses. If we are unable to collect fees from, or recover margin loans made to, our clients as a result, our financial condition and results of operations may be adversely affected. Additionally, certain market participants may be overleveraged, which may exacerbate the effects of market volatility. In case of sudden, large price movements, such market participants are more likely to be unable to meet their obligations to brokers who, in turn, may not be able to meet their obligations to their counterparties. As a result, the financial system or a portion thereof could collapse, and the impact of such an event could be catastrophic to our business.

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

The COVID-19 pandemic, and the protective actions that we have taken and may take in the future in response to COVID-19 pandemic, have resulted in business and operational disruption. Our management team is principally located in Beijing, China, Singapore, Auckland, New Zealand and the U.S. A significant portion of our technology research and development and services, supporting and other teams are based in Beijing, China. Most of our data centers are located in Hong Kong and Beijing, China. The COVID-19 pandemic has caused, and may continue to cause, us and certain of our business partners to implement temporary adjustment of work schemes allowing employees to work from home and adopt remote collaboration. This pandemic has also caused the restrictions on our employees’ ability to travel. In addition, the major stock exchanges our operations rely on are in the U.S. and Hong Kong. Our operations could also be severely disrupted if the exchanges we operate on continue to be affected by COVID-19. More broadly, the pandemic has dampened investor and business confidence in the regions where we operate, including China. In February and March of 2020, the COVID-19 pandemic caused dramatic volatility in securities markets, leading to a significant increase in uncertainty and a reduction in the global IPO market in the first quarter of 2020. While the global IPO market rebounded after the first quarter of 2020, a prolonged or resurgent pandemic, the spread of new and different variants of the disease, and new or reimplemented measures such as restrictions on travel and quarantine mandates, which have been and could be imposed again from time to time in the jurisdictions in which we operate, could further destabilize the market and lead to future additional trade disruptions. The extent to which COVID-19 impacts our results will depend on many factors and future developments, which are highly uncertain and unpredictable.

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

Additionally, we have a large and highly engaged customer base, which drives our revenue growth. Our ability to continue to effectively maintain and expand our customer base will affect the growth of our business and our revenues going forward. Our total customer accounts increased from 649,016 as of December 31, 2019 to 1,104,113 as of December 31, 2020 and 1,845,869 as of December 31, 2021. The significant increase in total customer accounts led to the rapid growth in our revenues, which increased from US$58.7 million in 2019, by 136.1% to US$138.5 million in 2020 and by 91.0% to US$264.5 million in 2021. Furthermore, the level of customer engagement affects our commissions, interest income and financing service fees. Trading volume increased from US$99.8 billion in 2019 to US$404.3 billion in 2021. Our ability to expand our customer base, including expansion into new markets including the United States, Australia, Hong Kong and Singapore, as well as maintain and enhance customer engagement, depends on, among other things, our ability to continuously provide comprehensive and user-friendly online trading experience. If we were unable to maintain or increase our customer retention rates or generate new customers in a cost-effective manner, our business, financial condition and results of operations would likely be adversely affected. Historically, we incurred US$7.1 million, US$15.9 and US$59.3 million in marketing and branding expenses, representing 12.1%, 11.5%, and 22.4% of our total revenues in 2019, 2020 and 2021, respectively. Although we have spent significant financial resources on marketing expenses and plan to continue doing so, these efforts may not be cost-effective to attract new customers. We cannot assure you that we will be able to maintain or grow our customer base in a cost-effective way. If we are unable to maintain high quality services, or maintain or reduce our service fee rate, or introduce new products and services, we may fail to attract new customers or lose our existing customers, which could adversely affect our growth and profitability.

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

We derive a significant portion of our revenues from commissions and fees paid by our clients for trading securities through our platform. Commission fees generated from our brokerage services accounted for US$26.7 million, US$77.6 million and US$147.2 million in 2019, 2020 and 2021, respectively. We may experience pressure on our commission or fee rates as a result of competition we face in the online brokerage service industry. Some of our competitors offer a broader range of services to a larger client base and enjoy higher trading volumes than we do.

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

Some of our subsidiaries are required to comply with regulatory capital requirements. For example, our subsidiary US Tiger Securities, Inc. is a registered broker-dealer in the United States. Wealthn LLC, another of our subsidiaries, is a registered investment advisor in the United States and a member of the National Futures Association, or the NFA. Our subsidiary Tiger Brokers HK is currently registered in HK to provide brokerage services. Stringent rules with respect to the maintenance of specific levels of net capital by securities broker-dealers or investment advisory firms have been adopted by many regulatory authorities and agencies such as the SEC, the FINRA, the U.S. Commodity Futures Trading Commission, or the CFTC, and the NFA.

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

If we fail to comply with HK, U.S. and Singapore capital adequacy requirements, we will be forced to suspend our business operations until such time as we have injected enough capital to comply with applicable rules and regulations. Additionally, the regulators could suspend or revoke our registration, expel us from membership, or impose censures, fines or other sanctions. If the net capital requirements are changed or expanded, or if there is an unusually large charge against net capital, then our operations that require capital could be limited, and we may not be able to pay dividends. A large operating loss or charge against net capital could have a material adverse effect on our ability to maintain or expand our business.

We face risks related to our status as an anti-money laundering reporting entity in New Zealand and if the Financial Markets Authority finds fault with our AMLCFT programs and engages in enforcement actions against us, our business and reputation may be adversely affected.

Some of our subsidiaries are required to comply with regulatory anti-money laundering requirements. For example, Tiger Brokers (NZ) Limited was visited by the FMA for an Anti-Money Laundering/Combating the Financing of Terrorism (“AMLCFT”) inspection in October 2019. In April 2020, FMA had issued a formal public warning (the “Warning Letter”), which identified potential violations of the AMLCFT caused by historical control weaknesses. The FMA provided a list of remedial actions which Tiger Brokers (NZ) Limited must complete to ensure compliance with the AMLCFT legislation. Tiger Brokers (NZ) Limited, with the assistance of professional advisers, had completed all actions required in the Warning Letter by September 30, 2020 as confirmed by the FMA. Since the publication of the Warning Letter, the FMA has also taken a number of steps, including seeking, on a private basis, the production by Tiger Brokers (NZ) Limited of certain documents and information. Tiger Brokers (NZ) Limited is cooperating with the FMA and has responded to the FMA’s requests with the assistance of professional advisers, including New Zealand counsel. Tiger Brokers (NZ) Limited cannot predict the duration, outcome, or impact of the FMA investigation. According to the Warning Letter, the FMA reserves its right to pursue civil enforcement actions against Tiger Brokers (NZ) Limited, including but not limited to civil penalties for any breach of the AMLCFT Act caused by historical control weaknesses. Each pecuniary penalty ordered could be up to NZ$2 million. There can be no assurance that the FMA will not take further enforcement action against us for past violation. If the FMA engages in enforcement actions against us, our business and reputation may be adversely affected.

Failure to comply with applicable rules and regulations relating to segregation of customer funds may have a material adverse effect on our business, results of operations, financial condition, or reputation.

Certain of our subsidiaries are subject to rules and regulations relating to the segregation of customer funds from our internal funds, set by local securities regulatory authorities and agencies, in the jurisdictions in which they operate. For example, Tiger Brokers (NZ) Limited is subject to such rules in New Zealand. If we fail to segregate our customer funds from our internal funds in accordance with applicable rules and regulations, we may be subject to regulatory action including private or public censure, fines, or other legal action, which may have an adverse effect on our business, financial condition, or reputation. As we increase the number of consolidated accounts, we also expect cash segregated for regulatory purposes and payables to customers on our balance sheet to increase significantly.

A failure in our information technology, or IT, systems could cause interruptions in our services, undermine the responsiveness of our services, disrupt our business, damage our reputation and cause losses.

Our IT systems support all phases of our operations, including marketing, customer development and the provision of customer support services, and are an essential part of our technology infrastructure. Our technology infrastructure and compliance capabilities are critical for us to offer high quality products and services as well as to retain and attract users and customers. They also enable us to facilitate secure, fast and cost-efficient financial transactions on our platform. We must continue to upgrade and expand our technology infrastructure and to strengthen our compliance system to keep pace with the growth of our business and to develop new features and services for our users and customers. With the continuous improvement of our technology infrastructure and compliance capabilities, we are able to serve more consolidated accounts. In 2016 and 2017, all or substantially all of the accounts on our trading platform were fully disclosed accounts pursuant to which we record commissions after Interactive Brokers deducted the execution and clearing expenses and returned the rest of the commission fees to us. From 2018 to 2021, we experienced rapid growth in the number of consolidated accounts and as of December 31 , 2021, the number of consolidated accounts and corresponding assets under management has already surpassed fully disclosed accounts. In connection with the growth of consolidated accounts, we expect our revenues to increase because the revenues for consolidated accounts are recognized on a gross basis including the full amount paid by customers while the revenues for fully disclosed accounts are recognized on a net basis after deducting the execution and clearing expenses paid to Interactive Brokers. On the other hand, we expect our operating costs and expenses to increase as well due to the increase in execution and clearing expenses paid to Interactive Brokers. We also expect cash segregated for regulatory purposes and payables to customers on our balance sheet to increase significantly as a result of such growth. We will invest more resources on customer verification, record keeping, compliance and trading-related functions for consolidated accounts whereas Interactive Brokers has been responsible for certain of these functions for fully disclosed accounts. Our ability to serve more consolidated accounts, depends on, among other things, our ability to support all aspects of customer verification, record keeping and compliance functions using our technology and human resources.

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

We rely on a combination of trademark, copyright, trade secret and fair business practice laws globally to protect our proprietary technology, intellectual property rights and brand. We have not registered some of the names, logos and characters of our platform and products as trademarks, which may adversely affect our reputation, business, financial condition and results of operations, if others register the same or similar terms as their own trademarks. Although we have submitted trademark applications for the names, logos and characters of our platform and products such as “Tiger Brokers”, in jurisdictions for existing and potential business, there is no guarantee that our applications will be approved by the relevant authorities. Although we have adopted strict internal policies and have entered into confidentiality and invention assignment agreements with certain of our employees and/or relevant third parties and also rigorously control access to proprietary technology, it is possible that third parties may copy or otherwise obtain and use our proprietary technology without our authorization or otherwise infringe on our rights. We may also face claims of infringement that could interfere with our ability to use technology that is material to our business operations.

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

Despite our efforts to safeguard the information of our customers, system malfunctions, employee errors, misconducts or other factors may still occur, which may lead to Internet security emergency. Our computer system, the networks we use, the networks and online trading platforms of the exchanges and other third parties with whom we interact, are potentially vulnerable to physical or electronic computer break-ins, viruses and similar disruptive problems or security breaches. A party that is able to circumvent our security measures could misappropriate proprietary information or customer information, jeopardize the confidential nature of the information we transmit over the Internet and mobile network or cause interruptions in our operations. Also see “Item 3. Key Information – Certain Risks Related to Our Chinese Operations and Operating Structure – If we fail to protect customer data and privacy, our reputation, financial condition and results of operations will be materially and adversely affected.” We or our service providers may be required to invest significant resources to protect against the threat of security breaches or to alleviate problems caused by any breaches. To the extent that our activities involve the storage and transmission of proprietary information and personal financial information, security breaches could expose us to risks of financial loss, litigation and other liabilities. Any of these events, particularly if they result in a loss of confidence in our services, could have a material adverse effect on our reputation, business, financial condition and results of operations.

We face risks related to potential insider trading, money laundering and securities fraud conducted by our customers which we cannot fully eliminate.

Although our customer agreements require customers to acknowledge that they will observe all insider trading, money laundering and securities fraud laws and regulations in applicable jurisdictions and to assume liabilities for all restrictions, penalties and other responsibilities arising from conducts suspected to constitute insider trading, money laundering and/or, securities fraud, we cannot verify whether every transaction conducted by our customers is in compliance with such laws and regulations because our customers may circumvent our due diligence measures to commit insider trading and/or money laundering. In addition, we will review to see if our customers are politically exposed persons or on certain sanction lists (including but not limited to the lists of money laundering, terrorist financing or other crimes) through search systems provided by third-party suppliers. However, we may still be subject to certain legal or regulatory sanctions, fines or penalties, financial loss, or damage to reputation resulting from the failure of our customers to comply with insider trading and/or money laundering laws and regulations in the relevant jurisdictions. Also see Item 3.D “Risk Factors - Risks Related to Our Business and Industry-We face risks related to our status as an anti-money laundering reporting entity in New Zealand and if the Financial Markets Authority finds fault with our AMLCFT programs and engages in enforcement actions against us, our business and reputation may be adversely affected.”

We face risks related to our KYC procedures when our customers provide outdated, inaccurate, false or misleading information.

We collect user information during the account opening and registration process and screen accounts against public databases for purpose of verifying customer identity and detecting risks. Although we require our customers to submit documents for proof of their identity and address for completing the account registration and to update such information from time to time, we face risks as the information provided by our customers may be outdated, inaccurate, false or misleading. We cannot fully confirm the accuracy, currency and completeness of such information beyond reasonable effort. For example, some of our customers are holders of the PRC identity card. Because the PRC identity cards are usually effective for more than ten years or some may have no expiration term, customers may have changed their domicile or citizenship, thus making them subject to applicable laws and regulations of jurisdictions other than PRC such as the U.S. In this situation, despite our effort to exclude persons who reside in jurisdictions where we have no license or permit such as the United States before the completion of the acquisition of US Tiger Securities, Inc., our provision of products and services to such customers could be in violation of the applicable laws and regulations in those jurisdictions, of which we may have no awareness until we are warned by the relevant supervising authorities. Despite our safeguards, we could still be subject to certain legal or regulatory sanctions, fines or penalties, financial loss, or damage to reputation resulting from such violations.

In addition, although we and our vendors have strict internal policies for continuing KYC procedures after the activation of accounts and for issues such as anti-corruption, economic sanctions, anti-money laundering, export controls and securities fraud, we mainly rely on our continuing KYC procedures to ensure our compliance with relevant laws and regulations related to anti-corruption, economic sanctions, anti-money laundering, export controls and securities fraud. Although we have relevant trainings for our employees in all of our departments and, notably on a biweekly or triweekly basis for employees in the customer service department, our KYC system and procedures cannot be foolproof. Any potential flaw in our KYC system or any misconduct in the KYC procedures by any of our employees may also lead to our failure of compliance with such relevant laws and regulations, which will further subject us to certain legal or regulatory sanctions, fines or penalties, financial loss, or damage to reputation. Also see Item 3.D “Risk Factors - Risks Related to Our Business and Industry-We face risks related to our status as an anti-money laundering reporting entity in New Zealand and if the Financial Markets Authority finds fault with our AMLCFT programs and engages in enforcement actions against us, our business and reputation may be adversely affected.”

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

We are subject to arbitration claims and lawsuits in the ordinary course of our business. For example, in the past we were the defendant in two parallel purported class action lawsuits filed in the New York Supreme Court, County of New York, Commercial Division in October 2019 and the United States District Court for the Southern District of New York in connection with the Company’s Initial Public Offering.  Although these motions were dismissed, any potential future actions brought against us may result in settlements, awards, injunctions, fines, penalties and other results adverse to us. Predicting the outcome of such matters is inherently difficult, particularly where claims are brought on behalf of various classes of claimants or by a large number of claimants, when claimants seek substantial or unspecified damages or when investigations or legal proceedings are at an early stage. A substantial judgment, settlement, fine or penalty could be material to our operating results or cash flows for a particular period, depending on our results for that period, or could cause us significant reputational harm, which could harm our business prospects. In market downturns, the volume of legal claims and amount of damages sought in litigation and regulatory proceedings against securities brokerage companies have historically increased. We are also subject to litigation claims from third parties alleging infringement of their intellectual property rights. Also see Item 3.D “Risk Factors - Risks Related to Our Business and Industry-We may be subject to intellectual property claims from others and applicable administrative penalties.” Such litigation can require the expenditure of significant resources, regardless of whether the claims have merit. If we were found to have infringed a third-party patent or other intellectual property right, then we could incur substantial liability and in some circumstances could be enjoined from using the relevant technology or providing related products and services, which could have a material adverse effect on our business and results of operations.

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

Under the relevant laws and regulations, we are required to keep the records of our communications with customers concerning orders or complaints. To ensure all of our users and customers are best served, we occasionally provide customer service on popular social media platforms in a similar way as other market players in both our industry and other various industries. However, we cannot solve all the difficulties arising therefrom because the social media platforms usually do not have functions that telephone or email operation systems use for keeping the communication records long term. Non-compliance with these requirements could have a material adverse effect on our business, financial condition and results of operations.

New lines of business or new services may subject us to additional risks.

From time to time, we may implement new lines of business or offer new services within existing lines of business. For example, we commenced futures trading in March 2016 and our IPO underwriting business experienced significant growth in 2021, and we have expanded our businesses into other areas. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new services may not be achieved and profitability targets may not prove feasible. External factors, such as compliance with regulations, competition and shifting market preferences, may also impact the successful implementation of a new line of business or a new service. Our personnel and technology systems may fail to adapt to the changes in such new areas or we may fail to effectively integrate new services into our existing operation and we may lack experience in managing new lines of business or new services. In addition, we may be unable to proceed our operation as planned or compete effectively due to different competitive landscapes in these new areas. Even if we expand our businesses into new jurisdictions or areas, the expansion may not yield intended profitable results. Any new line of business and/or new service could have a significant impact on the effectiveness of our internal control system. Furthermore, expansion of our existing lines of business and entry into new lines of business may expose us to additional litigation risk, including the risk of class-action litigation. Failure to successfully manage these risks in the development and implementation of new lines of business or new services could have a material adverse effect on our business, results of operations and financial condition.

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

Our growth strategy includes expanding our international services and customer base. Expansion into new markets will require significant management attention and financial resources worldwide. Additionally, we will be exposed to additional regulatory, operational, market, litigation, and publicity risks. In addition to those risks described under the heading “Any future change in the regulatory and legal regime for the securities brokerage industry may have a significant impact on our business model,” we will be exposed to additional risks as a result of doing business internationally, including:

•	the difficulty of managing and staffing international operations and the increased operations, travel, infrastructure and legal compliance costs associated with numerous international locations;
•	challenges to our corporate culture resulting from a dispersed workforce;
•	new and different sources of competition;
•

difficulties in complying with a wider array of regulatory requirements, including without limitation regulations relating to currency and capital, transfers of funds, taxation, privacy and protection of customer data, broker-dealer requirements, and intellectual property;

•	compliance with various anti-bribery and anti-corruption laws such as the Foreign Corrupt Practices Act of 1977, or FCPA;
•	adverse tax consequences;
•	fluctuations in currency exchange rates; and
•	political or social developments, including unrest or economic instability, in a specific country or region in which we operate, which could have an adverse impact on our operations in that location.

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

The occurrence, especially in the regions and cities where we have business, of unforeseen or catastrophic events, including the emergence of a pandemic such as COVID-19 or other widespread health emergency, terrorist attacks or natural disasters, could create economic and financial disruptions, lead to operational difficulties that could impair our ability to manage our businesses, and expose our business activities to significant losses. Our management team are principally located in Beijing, PRC and Auckland, New Zealand, U.S. and Singapore. A significant portion of our technology research and development and services, supporting and other teams are based in Beijing, China. Most of our data centers are located in Hong Kong and Beijing, China. Although we have recovery and business continuity plans for our data centers, we cannot guarantee that these plans would be adequate to mitigate the adverse effects to our sustainable operations caused by such unforeseen or catastrophic events. In addition, the major stock exchanges our operations rely on are in the U.S. and Hong Kong. Our operations could also be severely disrupted if the exchanges we operate on were affected by natural disasters, health epidemics or man-caused disasters. An unforeseen or catastrophic event in any of the regions mentioned above could adversely impact our operations. Some measures caused by COVID-19 such as working remotely, travel restrictions and extra health precaution etc. did affect the efficiency of work and several ongoing internal projects in 2020 through 2022; however, our daily operations were not affected as we operated on line and we also increased our resources to mitigate the impact.

Our results of operations, cash flows and financial condition could be affected by the effects of climate change, including severe weather and other geological events in the locations where our customers, suppliers or regulators operate.

Climate change may cause severe weather and other geological events, including hurricanes, earthquakes, wildfires, rising sea levels, floods, increased heat index, droughts, or tsunamis, that could disrupt our operations or the operations of our customers, suppliers, data service providers and regulators. The frequency and severity of these events may increase over time. Natural disasters or other disruptions at any of our facilities or our suppliers’ facilities, may impair or delay the operation, development, provisions or delivery of our products and services. Additionally, disruptions experienced by our regulators due to natural disasters or otherwise could delay our introduction of new products or entry into new jurisdictions where regulatory approval is necessary. While we insure against certain business interruption risks, we cannot assure that such insurance will compensate us for any losses incurred as a result of natural or other disasters. We also cannot provide assurance that we will be able to obtain sufficient insurance to protect our business from these risks at a favorable price or at all. Any serious disruption to our operations, or those of our customers, suppliers, data service providers, or regulators, could have a material adverse effect on our results of operations, cash flows and financial condition.

Climate change may also have a negative impact on the financial condition of our customers, which may decrease revenues from those customers and increase the credit exposures to those customers. Additionally, our reputation and customer relationships may be negatively impacted by our involvement, or our customers’ involvement, in certain industries or projects associated with causing or exacerbating climate change, as well as any decisions we make to continue to conduct or change our activities in response to considerations relating to climate change. New regulations or guidance relating to climate change, as well as the perspectives of shareholders, employees and other stakeholders regarding climate change, may affect whether and on what terms and conditions we engage in certain activities or offer certain products.

Additionally, transitioning to a low-carbon economy will likely require extensive policy, legal, technology and market changes. Transition risks, including changes in consumer preferences and additional regulatory and legislative requirements, including carbon taxes, could increase our expenses and adversely impact our strategies and those of our customers.

The long-term effects of climate change on the global economy and our operations in particular are unclear. Environmental regulations or changes in the supply, demand or available sources of energy or other resources may affect the availability, cost, or demand for goods and services and may increase the costs of our supplies, power and other infrastructure services on which we rely to operate.

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

We mainly conduct our brokerage operations in New Zealand and conduct technology research and development in China through our PRC subsidiaries, the VIEs and their subsidiaries. Because technology development is our key backbone for our operations in a long run, our financial condition and results of operations are subject to influences from PRC’s economic, political and social conditions to a great extent. The PRC economy differs from the economies of most developed countries in many aspects, including, but not limited to, the degree of government involvement, control level of corruption, control of capital investment, reinvestment control of foreign exchange, allocation of resources, growth rate and development level.

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

Historically, before we established our offshore holding structure, our PRC operating entity, Beijing Rongke, had established Tiger Technology Corporation Limited, or Tiger Technology, in Hong Kong, which thereafter acquired our New Zealand registered companies, Tiger Brokers (NZ) Limited, and Tiger Holdings Group Limited, or Tiger Holdings. Under the applicable PRC laws and regulations, PRC entities need to obtain approvals from or file with the National Development and Reform Commission, or the NDRC and the Ministry of Commerce, or the MOFCOM, or their local branches before conducting any overseas investments, and are also required to apply for additional approvals or file or make certain amendments if any change occurs to such overseas investments. Beijing Rongke has filed with the relevant branch of the MOFCOM for investing in Tiger Technology, but failed to update such filing for Tiger Technology’s further investments in Tiger Brokers (NZ) Limited and Tiger Holdings. It also failed to file with the NDRC for the overseas investment as required under then effective PRC laws. Failure to conduct such filing procedures may subject us to an order of suspension of Beijing Rongke’s investment in Tiger Technology, and may result in the inability for Beijing Rongke to enjoy relevant policy favors for three years. As of the date of this report, we have not received any rectification requirements or penalties from the NDRC or the MOFCOM. In addition, we have taken certain rectification measures. For instance, we have recently transferred all equity interest in Tiger Brokers (NZ) Limited from Tiger Technology to our Singapore subsidiary, Tiger Fintech (Singapore) Pte. Ltd. for commercial needs, and we have de-registered our filing with MOFCOM and are in the process of liquidation of Tiger Technology as rectification measures. However, we cannot assure you that these rectifications will fully satisfy the relevant regulatory authorities’ requirements or we will not be subject to investigation or scrutiny from regulators even though we had not yet received any negative opinion or penalty for our historical overseas investments so far. If the NDRC or the MOFCOM imposes any penalties on us or requires us to make any further rectifications, our business and results of operations may be materially and adversely affected.

The enforcement of the Labor Contract Law of the People’s Republic of China, or the PRC Labor Contract Law, and other labor-related regulations in the PRC may increase our labor costs and impose limitations on our labor practices.

On June 29, 2007, the Standing Committee of the National People’s Congress, or the SCNPC, in China enacted the PRC Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012. The PRC Labor Contract Law introduces specific provisions related to fixed-term employment contracts, part-time employment, probation, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining, which together represent enhanced enforcement of labor laws and regulations. According to the PRC Labor Contract Law, an employer is obliged to sign an unfixed-term labor contract with any employee who has worked for the employer for 10 consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unfixed term, subject to certain exceptions. The employer must pay economic compensation to an employee where a labor contract is terminated or expires in accordance with the PRC Labor Contract Law, except for certain situations which are specifically regulated. In addition, the government has issued various labor-related regulations to further protect the rights of employees. According to such laws and regulations, employees are entitled to an annual leave ranging from 5 to 15 days and are able to be compensated for any untaken annual leave days due to the employer’s reason in the amount of three times of their daily salary.

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

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our revenues, earnings and cash flow;
•	announcements of new product and service offerings, investments, acquisitions, strategic partnerships, joint ventures, or capital commitments by us or our competitors;
•	changes in the performance or market valuation of our company or our competitors;
•	changes in financial estimates by securities analysts;
•	changes in the number of our users and customers;
•	fluctuations in our operating metrics;
•	failures on our part to realize monetization opportunities as expected;
•	additions or departures of our key management and personnel;
•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;
•	detrimental negative publicity about us, our competitors or our industry;
•	news regarding governmental or regulatory developments or focus that may affect our industry or us specifically;
•	market conditions affecting us or our industry; and
•	potential litigations or regulatory investigations.

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

We have adopted and may adopt employee share option plans for the purpose of granting share-based compensation awards to our employees, officers, directors and other eligible persons to incentivize their performance and align their interests with ours. For more information on these share incentive plans, see Item 6. B “Compensation-2018 Share Incentive Plan” and “-2019 Performance Incentive Plan.” As a result of these grants and potential future grants, we expect to continue to incur significant share-based compensation expenses in the future. The amount of these expenses is based on the fair value of the share-based awards. We account for compensation costs for all share options using a fair-value-based method and recognize expenses in our combined and consolidated statements of comprehensive income and other comprehensive income in accordance with U.S. GAAP. The expenses associated with share-based compensation will decrease our profitability, perhaps materially, and the additional awards issued under share-based compensation plans will dilute the ownership interests of our shareholders, including holders of our ADSs. However, if we limit the scope of our share-based compensation plan, we may not be able to attract or retain key personnel who expect to be compensated by such share-based awards.

Our investors may experience dilution if we issue additional shares or ADSs.

We have in the past issued additional equity or securities convertible into equity, and we may do so again in the future. In 2021, we completed a follow-on public offering of 6,500,000 of our ADSs, at a public offering price of US$24.5 per ADS, each representing 15 of our Class A ordinary shares. Additionally, in 2021 we offered and sold an aggregate of US$155 million principal amount of convertible notes which may be converted into our ADSs. The issuance of additional equity, including pursuant to the conversion of our outstanding convertible notes, would result in further dilution to our shareholders and may result in a decline in the market value of our ADSs.

We incur increased costs as a result of being a public company and will incur further increased costs now that we have ceased to qualify as an “emerging growth company.”

We have incurred and expect to continue to incur significant legal, accounting and other expenses as a result of our becoming a public company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and Nasdaq, imposes various requirements on the corporate governance practices of public companies. These rules and regulations increase our legal and financial compliance costs and make some corporate activities more time-consuming and costly. Additionally, we recently ceased to qualify as an emerging growth company. Now that we are no longer an “emerging growth company,” we have incurred and expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the other rules and regulations of the SEC. For example, we have incurred and will continue to incur additional costs associated with our public company reporting requirements.

The sale or availability for sale, or perceived sale or availability for sale, of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. There were 164,810,905 ADSs (equivalent to 2,472,163,575 Class A and Class B ordinary shares) outstanding as of March 31,2022. We may also issue additional options in the future that may be exercised for additional Class A ordinary shares. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

Mr. Tianhua Wu and his family beneficially own all of our issued Class B ordinary shares. As of March 31, 2022, these Class B ordinary shares constitute 3.95% of our total issued and outstanding share capital and 45.12% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. See Item 7.A “Major Shareholders.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control limits holders of our Class A ordinary shares and ADSs ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

As a result of Mr. Tianhua Wu’s control of our Class B ordinary shares, Mr. Wu will effectively control the outcome of shareholder actions in our company and may take actions that might not be beneficial to holders of our Class A ordinary shares or ADSs.

Mr. Tianhua Wu holds the voting rights attached to all of our Class B ordinary shares and to all of the options awarded under the 2018 Share Incentive Plan and 2019 Performance Incentive Plan. As each Class B ordinary share entitles its holder to 20 votes per share, such Class B ordinary shares in the aggregate represent approximately 45.12% of the combined total voting rights in our company. Mr. Wu’s Class A and Class B ordinary shares give him the power to control any actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association, and the Nasdaq requirements. Mr. Wu could have sufficient voting rights to determine the outcome of all matters requiring shareholder approval even if he should, at some point in the future, hold considerably less than a majority of the combined total of our outstanding ordinary shares. Mr. Wu’s voting power may prevent a transaction involving a change of control of us, including transactions in which holders of our Class A ordinary shares or ADSs might otherwise receive a premium for securities over the then-current market price. Similarly, Mr. Wu may approve a merger or consolidation of our company which may result in holders of our Class A ordinary shares or ADSs receiving a stake (either in the form of shares, debt obligations or other securities) in the surviving or new consolidated company which may not operate our current business model and dissenter rights may not be available to such holders in such an event.

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

Judgments obtained against us and our directors and officers by our shareholders may not be enforceable in our home jurisdiction.

We are a Cayman Islands company and a substantial majority of our assets are located outside of the United States. A significant percentage of our current brokerage operations are conducted in New Zealand. In addition, a significant majority of our current directors and officers are nationals and residents of jurisdictions other than the United States, including China. As a result, it may be difficult or impossible for shareholders to bring an action against us or against these individuals in the United States in the event that they believe that their rights have been infringed under the U.S. federal securities laws, including the civil liability provisions of the U.S. securities laws, or otherwise. Even if shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands, New Zealand, China and other jurisdictions where we operate may render them unable to enforce a judgment against our assets or the assets of our directors and officers. There are uncertainties as to whether Cayman Islands courts would:

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

Depending upon the value of our ADSs and Class A ordinary shares and the nature and composition of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based on the expected composition of our income and assets and the value of our assets, including goodwill, we do not expect to be a PFIC for the taxable year ending December 31, 2021. Despite our expectation, there can be no assurance that we will not be a PFIC in the current taxable year or any future taxable year as PFIC status is tested each taxable year and will depend on the composition of our assets and income and the value of our assets in each such taxable year.

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

If we were a PFIC in any taxable year in which a U.S. investor holds our ADSs or Class A ordinary shares, the U.S. investor would generally be subject to additional taxes and interest charges on certain “excess” distributions we make and on the gain, if any, recognized on the disposition or deemed disposition of such U.S. investor’s ADS or Class A ordinary shares, even if we are no longer a PFIC in the year of distribution or disposition. Moreover, such U.S. investor would also be subject to special U.S. tax reporting requirements. For more information on the U.S. tax consequences to certain U.S. investors that would result from our classification as a PFIC, see Item 10.E “Taxation-United States Federal Income Taxation-Passive Foreign Investment Company.”

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

Ningxia Rongke acquired a New Zealand registered financial service provider, Tiger Holdings Group Limited, formerly known as Transaction Holdings (N.I.) Limited, in August 2015. In August 2016, Ningxia Rongke acquired Tiger Brokers (NZ) Limited, also a registered financial service provider in New Zealand. Substantially all of our revenues were generated from Tiger Holdings Group Limited in 2016 and 2017, and from Tiger Brokers (NZ) Limited in 2018 and 2019. Tiger Brokers (NZ) Limited was known as Top Capital Partners Limited prior to June 2019.

Reorganization, IPO and Acquisition of TradeUP Securities

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

To enable our effective control over the PRC operating entities and their subsidiaries including Tiger Brokers (NZ) Limited (at the time), Beijing Bohu entered into variable interest entity, or VIE, contractual arrangements with Beijing Rongke, and Beijing Yixin entered into substantially similar VIE arrangements with Beijing Xiangshang Yiyi Technology Co., LTD, or Beijing Yiyi, which we collectively refer to as the VIEs in this report, and their respective shareholders. These contractual arrangements enable us to exercise effective control over the VIEs and their respective subsidiaries, receive substantially all of the economic benefits of such entities, and have an exclusive option to purchase all or part of the equity interests in and assets of them to the extent permitted by the applicable laws and regulations. For more details, please see “Item 3. Key Information – Contractual Arrangements with the VIEs and Their Respective Shareholders.”

In June 2018, we formed a wholly-owned subsidiary Up Fintech Global Holdings Limited in British Virgin Islands, or BVI, first as the holding company to hold our wholly-owned U.S. entity, Tiger Fintech Holdings Inc., or Tiger Fintech Holdings and later as the holding company to hold our subsidiaries in other jurisdictions. In August 2018, Tiger Fintech Holdings acquired 100% of the equity interests of Wealthn LLC, a registered investment advisor in the United States. Wealthn LLC provides investment advisory services for high-net-worth individuals, family offices and other clients. In November 2018, Tiger Fintech Holdings completed the acquisition of 100% of the equity interests in US Tiger Securities, Inc. (formerly known as JFD Securities, Inc.), a U.S. registered broker-dealer.

In July 2018, we established another wholly-owned subsidiary Xiangshang Upfintech Holding Limited, a BVI company, to hold other licensed operating companies including its wholly-owned operating entity in Singapore, Tiger Fintech (Singapore) Pte. Ltd., which was established in March 2018. In October 2018, Ningxia Rongke transferred all equity interests in Tiger Brokers (NZ) Limited to Tiger Fintech (Singapore) Pte. Ltd. As a result, Tiger Brokers (NZ) Limited is no longer held by the VIEs in China. In November 2018, Tiger Brokers (NZ) Limited acquired 100% of the equity interests in Fleming Funds Management PTY Limited (“Fleming”), which was established in Australia in January 2006 and has been authorized as a licensed financial services provider in Australia since July 2006.

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

In July 2019, we acquired 100% of the equity interests in TradeUP Securities for total consideration of US$9,348,290 in a combination of US$6,348,290 of cash and US$3,000,000 of Class A ordinary shares of the Company. TradeUP Securities is a licensed U.S. self-clearing broker-dealer that focuses on empowering self-directed investors with the necessary tools to manage their portfolios. TradeUP Securities brings in rich broker dealer experience in execution and clearing.

Recent Developments

In February 2021, we completed a financing transaction in which a group of investors led by an affiliate of Xiaomi Corporation (the “Investors”) purchased convertible notes in an aggregate principal amount of US$44 million through a private placement. The convertible notes will mature in 2026 unless previously converted. On September 27 and 30, 2021, we and the Investors entered into an amendment agreement with a cash conversion feature added into the original convertible note purchase agreement. Upon conversion, we will pay or deliver, as the case may be, cash, ADSs, or a combination of cash and ADSs, at our election.

In April 2021, we completed a financing transaction in which a group of investors purchased convertible notes in an aggregate principal amount of US$90 million through a private placement. The convertible notes will mature in 2026 unless previously converted.

In May 2021, we completed a financing transaction with an investor purchased convertible notes in an aggregate principal amount of US$21 million through a private placement. The convertible notes will mature in 2026 unless previously converted

In June 2021, we completed our follow-on public offering of 6,500,000 of our ADSs, at a public offering price of US$24.5 per ADS, each representing 15 of our Class A ordinary shares.

In October 2021, we completed the acquisition of Ocean Joy, and its sole subsidiary, a firm licensed with the Hong Kong Securities and Futures Commission for Type I (Dealing in Securities) and Type II (Dealing in Futures Contracts) regulated activities. Upon the completion of the acquisition, we started to prepare to operate the brokerage business in Hong Kong.

Our Corporate Information

The location of our principal executive offices are 50 Raffles Place, #29-04 Singapore Land Tower, Singapore 048623 and 18/F, Grandyvic Building, No. 1 Building, No. 16 Taiyanggong Middle Road, Chaoyang District, Beijing, 100020 PRC and our telephone number in China at this address is +86-10-56216660. Our registered office in the Cayman Islands is P.O. Box 2547, 23 Lime Tree Bay Avenue, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204 Newark, Delaware 19711 and the telephone number of our agent is (302) 738-6680.

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our website is www.itiger.com. Information contained in, or accessible through, our website is not a part of, and is not incorporated into, this report.

Contractual Arrangements with the VIEs and Their Respective Shareholders

The information set forth under “Item 3. Key Information – Contractual Arrangements with the VIEs and Their Respective Shareholders” is incorporated by reference herein.

Capital Expenditures and Divestitures

For a description, including the amount invested, of the Company’s principal capital expenditures (including interests in other companies) for the years ended December 31, 2019, 2020 and 2021, see Item 5.B “Liquidity and Capital Resources-Capital Expenditures.”

The Company did not make any material divestitures for the years ended December 31, 2019, 2020 and 2021.

To date, the Company has not made any capital expenditures or divestitures in calendar year 2022 that were not in the ordinary course of business.

More Information

The SEC maintains an internet site that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. The Company’s SEC filings can be found there and on the Company’s website at https://ir.itiger.com/financials/sec-filings.

B. Business Overview

We are a leading integrated financial technology platform providing cross-market, multi-product investment experience for investors around the world. We primarily operate a one-stop digital brokerage platform, which serves as a gateway for retail and corporate clients. Underpinned by the brokerage services, we have successfully expanded our product offerings to ESOP management, IPO distribution, and wealth management. These integrated product offerings are highly synergetic and have significantly increased the average revenue per user and customer lifetime value.

We offer comprehensive brokerage services through our integrated single-account structure, which empowers users in trade execution, margin financing and securities lending across different global markets. We also provide value-added services, such as investor education, community engagement and IR platform, all within a few taps or clicks through APP on smartphone, tablet and PC terminals. In addition, we offer ESOP management services to soon-to-be listed and listed companies, which enable them and their employees to manage their equity incentive schemes in a convenient and simplified manner. Moreover, we serve such issuers whom we expect to have a greater chance of cross-selling our IPO distribution services, while retaining such employees with equity incentive awards to trade and invest on our platform. As of December 31, 2021, we had worked with 313 corporate clients on ESOP management services. Furthermore, IPO distribution is also an integral part of our comprehensive services package and is a major focus for our future growth. It not only helps us strengthen our relationship with corporate clients, but also provides IPO subscription opportunities for our retail clients. In 2021, we participated in 47 U.S. IPOs, far exceeding any of our competitors in terms of deal count. In further, we offer ESOP employees and other brokerage customers personalized asset management and wealth management services at competitive prices, such as pre-IPO shares, overseas fund products or bonds, which then lead our users to allocate more of their wealth on our platform.

We take pride in our proprietary and cutting-edge technology. Proprietary technology is the backbone of our continuous innovation. Our All-In-One experience adopted a comprehensive risk methodology enabling users to trade multi-asset classes across different markets in one integrated account. Our agile and scalable infrastructure enables us to enter new markets such as Singapore, Australia and other jurisdictions in a more efficient way. In addition, we distinguish ourselves in the market by moving up to the high-entry-barrier sector of self-clearing in the U.S with acquisition of TradeUP Securities in 2019. We have restructured and upgraded the clearing system of TradeUP Securities to achieve high business flexibility. By the end of the fourth quarter of 2021, we have self-cleared over 80% of U.S. cash equity trades, far more than that of any other Chinese digital brokerage platforms in terms of volume cleared.

Our IPO underwriting business experienced significant growth in 2021. It is an integral part of our comprehensive services package and is a major focus for our future growth. In 2021, we participated in 47 U.S. IPOs (up from 28 in 2020), in 36 of which the Company’s wholly-owned subsidiary Tiger Brokers (NZ) Limited served as underwriter (up from 14 in 2020) and in 11 of which Tiger Brokers (NZ) Limited or US Tiger Securities, Inc., the Company’s another wholly-owned subsidiary, served as distributor (decrease from 14 in 2020). As we continue to accumulate investment banking transaction experience and strengthen our brand image, we expect to further increase our exposure to larger, more complex transactions and our contribution to the underwriting syndicate, which may further improve our results of operations.

We have achieved rapid growth in all business segments. While we primarily generate revenues by charging our customers commission fees for trading of securities, we also earn interest income or financing service fees arising from or related to margin financing and securities borrowing and lending transactions provided by ourselves or third parties to our customers for trading activities, as well as other income from IPO distribution, and wealth management.

We generate revenues primarily by charging our customers commission fees for trading of securities as well as earning interest income or financing service fees arising from or related to margin financing and securities borrowing and lending transactions provided by ourselves or third parties to our customers for trading activities. Our revenues were, US$58.7 million, US$138.5 million and US$ 264.5 million in 2019, 2020 and 2021, respectively. We recorded net losses of US$5.9 million in 2019 and generated net income of US$19.2 million and US$14.7 million in 2020 and 2021, respectively. Our revenues in 2019, 2020 and 2021 were mainly generated in New Zealand, Singapore and the U.S. Our New Zealand and Singapore subsidiaries has contributed over 88.0% of total revenues for the year ended December 31, 2021.

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

We intend to strengthen our competitive position and proactively grow our business by pursuing the following strategies:

Expand internationally to serve investors around the world

We plan to leverage our first-mover advantage to seize opportunities in the digital brokerage sector. Through our highly extensible and scalable technology platform, we intend to leverage our proven track record and experience of global expansion and deep local market insights to broaden our foothold and gain market share in selective markets. We have already obtained licenses to operate our brokerage business in the United States, Hong Kong, Singapore, New Zealand, and Australia. We will continue to opportunistically evaluate and pursue licenses or acquisitions to enhance our offerings and accelerate growth objectives in existing or new product verticals.

Broaden and capitalize on our customer base

We grow with our customers as their investment needs evolve with adoption of more products and services on our platform. We aim to develop a robust long-term customer relationship which helps us deepen investor engagement and retention, and increase relationship balance overtime. To achieve this, we will continue to invest in enhancing user experience and optimizing product offerings of our platform, and foster our online investor community with high-quality, differentiated contents.

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

We intend to continue focusing on a comprehensive and diversified suite of offerings to encompass:

•	Cross-market, multi-product investment experiences and product capabilities, including local-market equities, fund products and new economy investment assets; and
•

Innovative investing tools that leverage our strong product know-how to offer fund selection and portfolio construction not only to our customers, but also to our corporate clients to enable better services to their own clients.

We intend to grow wealth management services through deepening relationships with product providers, while at the same time enhancing product innovation and portfolio construction capabilities, which allow us to offer more robust product matching and customization with greater transparency. In particular, we aim to further increase and diversify investment products available on our platform and to enhance our research and investment expertise to increase the competitiveness of our asset management and wealth management services.  We also aim to provide asset management and wealth management services to a greater number of high net worth individuals as well as institutional and corporate customers. We will also continue to engage in product innovation and content enrichment through our strong and proven R&D capabilities.

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

We will continue to invest in core infrastructure to strengthen our front-to-back technology and support foray into new capabilities and markets.  We aim to further improve user experience by modularizing our apps, which allows us to achieve high reusability and quality, while at the same time maintaining flexibility to tailor particular modules to fit the needs of our cross-cultural customers.  We will continue to enhance our technology in order management, algo trade, risk control and market access. Following our strategic acquisition of TradeUP Securities in 2019, we have restructured and upgraded its clearing system to achieve high business flexibility, and will continue to invest in the development of our self-clearing capabilities in the US and other markets in the future.

We will further develop AI, big data and algorithmic capabilities to optimize our value propositions and improve operating efficiency, including:

•

Continuous investment into our advanced data warehouse and user profiling systems to empower marketing intelligence, which allows us to optimize customer experience through more personalized product offerings and recommendations, and enhancing user engagement and retention via our persistent focus on precise client management, customer profiling and labelling;

•

Integrating artificial intelligence and quantitative modelling tools into our platform, therefore making our platform increasingly smart and agile when offering financial advisory and portfolio construction to our customers; and

•	Continuous cost optimization and improvement of operating efficiency through process automation.

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

The aggregate trading volume amounted to US$85.9 billion during the fourth quarter of 2021. Below is the table of the operating data as of the dates or for the periods indicated.

	As of and for the Three Months Ended
	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2019	2019	2019	2019	2020	2020	2020	2020	2021	2021	2021	2021
Number of customer accounts (in thousands)	534.0	576.9	606.7	649.0	743.3	833.9	975.6	1,104.1	1,400.2	1,649.0	1,766.8	1,845.9
Number of customers with deposits (in thousands)	87.6	95.0	101.9	113.2	134.1	167.8	214.7	258.7	376.0	529.1	612.0	673.4
Number of trading customers (in thousands)	81.8	88.9	93.3	98.9	114.4	140.1	182.3	222.0	322.4	411.0	464.8	502.4
Total account balance(1)(3) (in US$millions)	3,057.0	3,557.1	3,789.2	5,051.6	5,493.9	8,283.1	10,915.7	15,956.9	21,414.6	23,932.7	20,551.9	17,082.5
Trading volume(3) (in US$millions)	27,862.8	24,370.0	25,760.8	21,799.6	44,109.9	46,755.7	62,810.7	65,449.4	123,831.5	102,006.0	92,574.1	85,896.3
Daily average trading volume(2)(3) (in US$millions)	456.8	386.8	402.5	340.6	711.5	742.2	981.4	1,022.6	2,030.0	1,619.1	1,446.5	1,342.1

Notes:

(1)	Represents the total balance of all customers’ deposits on our platform as of the respective date.
(2)	Calculated based on the average number of trading days during the period of the U.S. and Hong Kong exchanges.
(3)	As of December 31, 2021, 420,069 of our customers had conducted at least one trading transaction on our platform in the preceding 12 months
(4)	Translated at a rate of most applicable market rate as of each period end for total account balance and average exchange rate of each quarter for trading volume.

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

Types of Accounts

While we also partner with other clearing agents, we substantially rely on Interactive Brokers to execute, settle and clear a substantial portion of the trades of the U.S. and Hong Kong stocks and other financial instruments, and to comply with certain federal, state and other laws, as discussed in more details in Item 4.B “Business Overview-Our Core Products and Services-Revenue Models.” There are two types of accounts on our platform, consolidated accounts and fully disclosed accounts, depending on the cooperative model with our clearing agents.

Under the consolidated accounts, our customers only open accounts and place trades with our platform. We are responsible for the “know your client”, or KYC, and anti-money laundering, or AML, procedures including customer identity verification, account approval and disapproval, record keeping, monitoring and supervision of the accounts and other compliance functions, which are no less stringent than the procedures performed for fully disclosed account customers. We work with Interactive Brokers primarily, as well as other agents and our subsidiary TradeUP Securities for order execution, clearing and settlement services. Consolidated accounts offer more functions, products and services than fully disclosed accounts, such as innovative financial instruments. With our advanced technology and third party database, the account opening process for consolidated accounts is more efficient and smooth.

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

Pursuant to the agreement with our primary clearing agent, Interactive Brokers, we receive a portion of commission fees paid by our customers every time Interactive Brokers executes and clears a trade order. For consolidated accounts, we receive commission and pay a pre-determined portion to Interactive Brokers and other clearing partners as execution and clearing fees. In the meantime, we also use TradeUP Securities, one of our subsidiaries with clearing license to execute and clear client trades and pay a pre-determined portion to corresponding clearing counterparties. For fully disclosed accounts, every time Interactive Brokers executes and clears a trade, it collects the commission, deducts the execution and clearing fees and returns the rest of the commission fees to us.

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

We adopt diversified pricing terms to better serve our customers with individualized needs. The commissions we charge generally vary in accordance with the type of products or services discussed above as well as timing of account activation, eligibility for discounts and other factors. For margin loans, we charge a specific interest rate on margin loans provided by us, or a markup above the interest rate of the margin loans provided by our clearing agents. Below is a brief summary of the currently effective pricing terms for certain of our products and services, which are subject to change from time to time.

Products and services	Our pricing terms	Other fees and expenses
U.S. stocks on Nasdaq and NYSE(1)	Commissions: US$0.0039 per share subject to a minimum charge of US$0.99 per transaction	Applicable regulatory fees and transaction fees charged by the SEC and other third-party institutions
Technical service fees: US$0.004 per share subject to a minimum charge of US$1.00 per transaction
Hong Kong stocks on HKEX(1)	Commissions: 0.029% of trading volume	Applicable transaction fees charged by HKEX and stamp tax charged by the Hong Kong SAR government
Technical service fees: HK$15
U.S. stock options	Commissions: US$0.65 per contract subject to a minimum charge of US$1.99 per transaction	Other fees primarily include options regulatory fees charged by exchanges, transaction fees charged by the FINRA and clearing fees charged by the Options Clearing Corporation
Technical service fees: US$0.3 per contract subject to a minimum charge of US$0.99 per transaction
Hong Kong stock options	Commissions: 0.2% of trading volume, subject to a minimum charge of HK$3 per transaction	Applicable transaction fees charged by HKEX
Technical service fees: HK$15
Financing loans	Annualized interest rate for loans in USD to customers(2): from 3.250% to 4.070% depending on trading volume	N/A
Annualized interest rate for loans in HKD to customers(2): from 4.000% to 5.000% depending on trading volume

Notes:

(1) Only apply to customers who opened accounts after June 3, 2019. New customers from certain of our revenue-sharing model partners are not entitled to this pricing term.

(2) Annualized interest rates effective since April 25, 2021. Interest rates are subject to change in accordance with market conditions.

Institutional and Corporate Services

In 2021, we continued to expand a number of innovative services in order to attract new customers as well as to serve existing customers whom we expect to have a greater chance of cross-selling products or services. We provide ESOP management services to soon-to-be listed and listed companies which enable them and their employees to manage their equity incentive schemes in a convenient and simplified manner. Our customer representatives work together with these companies to build a repository of equity incentive awards in our proprietary ESOP management system. We then help companies manage the vesting and exercise of their equity incentive awards as well as educating company employees about ESOP. Overall, we have worked with over 313 corporate clients by the end of the year of 2021, including 51 new clients added in the fourth quarter of 2021.

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

Our IPO underwriting business experienced significant growth in 2021. It is an integral part of our comprehensive services package and is a major focus for our future growth. In 2021, we participated in 47 U.S. IPOs (up from 28 in 2020), in 36 of which the Company’s wholly-owned subsidiary Tiger Brokers (NZ) Limited served as underwriter (up from 14 in 2020) and in 11 of which Tiger Brokers (NZ) Limited or US Tiger Securities, Inc., the Company’s another wholly-owned subsidiary, served as distributor (decrease from 14 in 2020),. As we continue to accumulate investment banking transaction experience and strengthen our brand image, we expect to further increase our exposure to larger, more complex transactions and our contribution to the underwriting syndicate, which may further improve our results of operations.

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

As of December 31, 2021, the aggregate of account balance amounted to US$17.1 billion. Our customers can open and activate trading accounts through our APP which can be downloaded for free from APP stores or through our website. After filling in personal information online, our customers are required to complete a series of questions and upload various documents to verify their identity and assess potential risks.

We have experienced significant growth in both number of customers and trading volume due to our reliable and secure trading platform, comprehensive brokerage and value-added services and superior user experience. The total customer accounts increased from 18,697 as of March 31, 2016 to 1,845,869 as of December 31, 2021, representing a compounded quarterly growth rate of 22.91%. The daily average trading volume increased from US$22.7 million during the first quarter of 2016 to US$1,342.1 million during the fourth quarter of 2021, representing a compounded quarterly growth rate of 19.4%.

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

We focus on investing in cost-effective marketing initiatives and regularly evaluating the effectiveness of various marketing channels to optimize the allocation of our marketing resources. All customer acquisitions are tracked and analyzed based on profitability on a regular basis so that adjustments can quickly be made to our marketing efforts. We focus on continuously improving the quality of our products and services as we believe satisfied customers are more likely to recommend our trading platform to other potential customers. We incurred marketing and branding expenses of US$7.1 million, US$15.9 million and US$59.3 million in 2019, 2020 and 2021, respectively, accounting for 12.1%, 11.5% and 22.4%, respectively, of total revenues for the same periods.

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

Customer Support

We take pride in the level and quality of customer services we provide. We have a dedicated team of customer support personnel that handles customer inquiries about our trading platform via phone call and online message. Our business and customer support team consisted of 212 employees as of December 31, 2021 and operates for around 20 hours every trading day to serve our customers across the world.

We implement stringent internal policies and training programs regulating how our customer representatives communicate with and serve our customers. Our compliance team also regularly monitors communications between our customer representatives and customers to maximize the level of satisfaction from our customers.

Our Technology and Infrastructure

Our proprietary technology is critical to our goal of providing the most user-friendly trading experience at the best value to our customers. Over the past six years, we have developed an integrated trading platform to create an efficient conduit for the global flow of capital across securities on electronic exchanges around the world, while at the same time maintaining one of the lowest fee schemes in the industry. We strongly believe in developing and continuing to enhance our proprietary technology to adapt quickly to the changing environment and regulatory change of our industry and to take advantage of opportunities presented by new exchanges or new product lines ahead of our competitors.

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

Research and Development

We develop our proprietary trading platform, back-end technology and CRM system internally and consider our expertise in the rapid development and deployment of new trading technology as one of our core strengths. We have a team of experienced engineers. The supervisors in charge of our research and technology department all graduated from prestigious universities and worked at well-established Internet and software companies before joining us. As of December 31, 2021, our research and development department consisted of 446 engineers and technicians. Substantially all of them have a bachelor’s degree or above.

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

Risk Management

Our business activities expose us to various risks. Identifying, measuring and managing risks are critical to minimizing damages to our business, operations and financial condition. Our compliance and legal departments work together with management to identify and manage all risks. We have implemented policies and procedures for identifying, measuring and managing risks, which include establishing threshold levels for our most significant risks. Our business exposes us to four broad categories of risks: customer-related risks, trading-related risks, operational risks as well as cyber and information security risks. We are also subject to other risks that could affect our business, financial condition, operations or cash flows in future periods. For additional information, please see Item 3.D “Risk Factors-Risks Related to Our Business and Industry-We may fail to update our risk management policies and procedures as needed and such policies and procedures may otherwise be ineffective, which may expose us to unidentified or unexpected risks.”

Customer-Related Risks

We interact with customers on a daily basis, exposing us to risks of customers conducting money laundering activities, fraud and other financial crimes. We therefore implement rigorous KYC and AML measures to compile and periodically update customer profiles and to monitor activities. Once customers make deposits, we adopt the following safeguards to protect our customers’ assets:

•

Segregation of customer and internal funds. We segregate all customer funds from our internal funds in accounts with a few reputable banks in New Zealand, Singapore, Australia, Hong Kong and the U.S. for consolidated accounts. We perform a detailed reconciliation of our customers’ funds on a regular basis to ensure that such funds are properly segregated.

•

Regulatory compliance. Our subsidiary, Wealthn LLC, is a registered investment advisor and an NFA member as well as commodity pool operator and registered commodity trading advisor in the United States. Our subsidiaries, both US Tiger Securities, Inc. and TradeUP Securities, are registered broker-dealers with the SEC and a member of FINRA and SIPC in the United States. Our Singapore subsidiary - Tiger Brokers (Singapore) Pte Ltd (“Tiger Brokers SG”) is a capital markets services license holder regulated by the MAS and an exempt financial adviser under the Financial Advisers Act, Chapter 110 of Singapore. Tiger Brokers SG is also a Clearing Member and Depository Agent of The Central Depository (Pte) Limited ("CDP") as well as Trading Member of Singapore Exchange Securities Trading ("SGX-ST") and Singapore Exchange Derivatives Trading ("SGX-DT").  Our Hong Kong subsidiary, Tiger Brokers (HK) Global Limited is a firm licensed with the Hong Kong Securities and Futures Commission (“HK SFC”) for Type I (Dealing in Securities) and Type II (Dealing in Futures Contracts) regulated activities Our Australian subsidiary, Fleming, holds an Australian financial services license. Our Hong Kong subsidiaries, Kastle Limited and Tung Chi Consulting Limited, are a licensed trust and company service provider and a licensed insurance broker respectively. For consolidated accounts, we carry out customer due diligence of our customers before establishing any relationship or conducting any transaction, pursuant to the anti-money laundering rules and regulations in New Zealand. See Item 3.D “Risk Factors-Risks Related to Our Business and Industry-We face risks related to our status as an anti-money laundering reporting entity in New Zealand and if the Financial Markets Authority finds fault with our AMLCFT programs and engages in enforcement actions against us, our business and reputation may be adversely affected.” We, as well as our clearing agents, conduct ongoing customer due diligence and account monitoring as well as other internal controls procedures to comply strictly with applicable rules in relevant jurisdictions. For fully disclosed accounts, our primary clearing agent Interactive Brokers takes the main responsibilities of verifying customers’ identities and other regulatory compliance in the United States.

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

•

Liquidity risk. Liquidity risk is the risk of losses resulting from the inability to meet current and future cash flow needs. US Tiger Securities, Inc. and TradeUP Securities must comply with the SEC’s net capital requirements, by which its current financial health is measured by assessing its liquidity against the risks where it has exposure. At all times US Tiger Securities, Inc. and TradeUP Securities must maintain the net capital requirements, at a level equal to, or greater than, the prescribed minimum capital. US Tiger Securities, Inc. and TradeUP Securities must maintain a minimum net capital requirement in compliance with the SEC Rule 15c3-1 as well as comply with the SEC Rule 17a-11 and the “early warning levels” for net capital requirements contained therein. Tiger Brokers (Singapore) Pte Ltd (“Tiger Brokers SG”) is a capital markets services license holder under the Securities and Futures Act, Chapter 289 of Singapore (the "SFA") for (I) dealing in capital markets products that are securities, collective investment schemes, and exchange-traded derivatives contracts; (II) product financing; and (III) providing custodial services, and an exempt financial adviser under the Financial Advisers Act, Chapter 110 of Singapore (the FAA) for advising on investment products and issuing or promulgating analyses/reports on investment products that are securities, collective investment schemes, and exchange-traded derivatives contracts. It is also currently in the process of applying for a licence under the Payment Services Act 2019, has not commenced any business in any "payment services" as defined under that Act. It is subject to regulation by the Monetary Authority of Singapore (“MAS”). Under the SFA, there is a requirement to maintain sufficient capital (“CAR”) as part of its condition to operate the business in Singapore. CAR is calculated using a risk-based capital approach. For Tiger Brokers SG, the minimum base capital requirement is SGD 1 million and, in addition, the firm is required to analyze its operational risk and determine further capital requirement according to the risk the business faces. Its financial resources (which definition includes its base capital) cannot fall below its total risk requirement (i.e. the amount required to address risks arising from its activities), and in the case that its financial resources fall below 120% of its total risk requirement, it is required to immediately notify the MAS of this fact.
•

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

We have implemented a comprehensive policy in compliance with the regulatory and legal requirements to assess and monitor the suitability of trading activities on our platform. To mitigate the operational risk, we monitor, detect and predict abnormal trading activities that can potentially impair the continuity of the operations of the market, our counterparts and our own firm. We have developed a business continuity plan to manage and minimize the impact to the business in the event of operational disruptions. Backups and procedures are in place to facilitate the recovery of these systems at our recovery site overseas. See Item 4.B “Business Overview-Our Technology and Infrastructure-Back-end System” for more information.

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

Cyber and Information Security Risks

We are exposed to malicious technological attacks intended to impact the confidentiality, availability or integrity of our systems and data, including sensitive customer data. Our technology team relies on a layered system of preventive and detective technologies, practices and policies to detect, mitigate and neutralize cyber security threats. Secure access to our customers’ information and other confidential information is paramount to our business success. We therefore maintain strict internal practices, procedures and controls enabling us to better protect our customers’ personal information, such as providing different levels of access rights. We use hardware security machines to encrypt sensitive customer information in our CRM system. Access to our information system is granted to employees on an as-needed basis. We deploy advanced firewall technologies to restrict inappropriate access to our hosting facilities. We frequently monitor our APP, websites and critical servers for any cyberattacks or data breaches. See “Item 3. Key Information – Certain Risks Related to Our Chinese Operations and Operating Structure –If we fail to protect customer data and privacy, our reputation, financial condition and results of operations will be materially and adversely affected” and “— Risk Factors – Risks Related to Our Business and Industry – We may fail to protect our platform from cyber-attacks, which may adversely affect our reputation, customer base and business.”

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

As of March 31, 2022, we had obtained 10 design patents and 5 invention patents, and had submitted 12 additional patent applications in China. As of March 31, 2022, we had registered over 230 trademarks and had about 15 additional trademark applications in China. We had also obtained trademarks in jurisdictions such as Hong Kong, Singapore, Malaysia, EU, Indonesia, India, Philippines, Thailand, Australia and New Zealand, and submitted trademark applications in various jurisdictions. As of March 31, 2022, we had registered about 120 software copyrights and 6 artwork copyrights in China.

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

Save as the insurance described above, in line with general market practice, we do not maintain any business interruption insurance or product liability insurance, nor do we maintain key-man life insurance. We additionally do not maintain any liability insurance or property insurance policies covering students, equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster. Our Directors consider that our company currently maintains adequate insurance policies. See Item 3.D “Risk Factors-Risks Related to Our Business and Industry-Our insurance coverage may be inadequate to cover risks related to our business and operation.”

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

Regulation

This section summarizes the principal New Zealand, U.S., Singapore, Australia and Hong Kong laws and regulations relevant to our business and operations. Information regarding certain PRC regulations set forth under “Item 3. Key Information – Description of Certain PRC Regulations Affecting Our Business” is incorporated by reference herein.

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

Subpart 5B of Part 6 of the FMCA regulates client money or property services by imposing:

▪	disclosure obligations for services for retail clients;
▪	conduct obligations; and
▪	obligations for handling client money and client property.

Certain of these obligations are summarized below.

Disclosure obligations for services offered to retail clients

A provider of a regulated client money or property service must disclose prescribed information to a retail client:

▪	before receiving client money or client property from or on behalf of the client; or
▪	if not practicable before, as soon as practicable after receiving client money or client property from or on behalf of the client.

A person must not provide information under the above requirement if:

▪	there is:
▪	a statement in the information that is false or misleading or is likely to mislead; or
▪	an omission from the information that is required by the regulations; and
▪	the statement or omission is materially adverse from the point of view of a client.

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

Obligations for handling client money and client property

A provider who receives client money or client property, as part of a client money or property service, must:

▪	hold the client money or client property, or ensure the client money or client property is held, on trust for the client; and
▪	ensure that the client money is paid promptly into a bank in New Zealand (or into any other prescribed entity) to a designated trust account.
▪	if acting as a custodian, appoint a qualified auditor to undertake a statutory client funds assurance report each year, a copy of which is provided to the FMA.

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

The client money or client property that is received or held by a provider on trust for a client:

▪	is not available for the payment of the debts owing to any other creditor of the provider; and
▪	is not liable to be attached or taken in execution under the order or process of any court at the instance of another creditor of the provider.

Registration of Financial Service Providers

Our major operating entity, Tiger Brokers (NZ) Limited, is a financial service provider registered on the Financial Services Providers Register established under the Financial Service Providers (Registration and Dispute Resolution) Act 2008. Financial service providers are not licensed in New Zealand, and registration on the New Zealand register of financial service providers does not mean that a provider is subject to active regulation or oversight by a New Zealand regulator.

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

Brokerage Regulation and Capital Requirements

Our subsidiary, US Tiger Securities, Inc. and TradeUP Securities, both U.S. broker-dealers, are registered with the SEC and is subject to regulation by the SEC and by SROs, such as FINRA and the securities exchanges of which it is a member, as well as various state regulators. The SEC and other governmental agencies and self-regulatory organizations, as well as state securities commissions in the United States, have the power to conduct administrative proceedings that can result in censure, penalties and fines, disgorgement of profits, restitution to customers, cease-and-desist orders or suspension, termination or limitation of the activities of the regulated entity or its employees.

TradeUP Securities is a registered member of The Depository Trust & Clearing Corporation (“DTC”) and National Securities Clearing Corporation (“NSCC”)

Brokerage regulation covers various aspects of brokerage activities, including segregated cash requirements and net capital. TradeUP Securities is a fully disclosed broker-dealer within the meaning of SEC Rule 15c3-3 under the Exchange Act, which requires segregation of funds in a special reserve account for the benefit of customers. US Tiger Securities, Inc. and TradeUP Securities are subject to the Uniform Net Capital Rule, Rule 15c3-1 under the Exchange Act, which requires the maintenance of minimum net capital. Brokerage regulation also covers other brokerage activities, including required books and records, customer suitability, safekeeping of funds and securities, trading, prohibited transactions, public offerings, margin lending, customer qualifications for margin and options transactions, registration of personnel and transactions with affiliates. These net capital requirements are designed to measure the financial soundness and liquidity of broker-dealers. The net capital rule imposes certain requirements that may have the effect of preventing a broker-dealer from distributing or withdrawing capital and may require that prior notice to the regulators be provided prior to making capital withdrawals. Compliance with net capital requirements could limit operations that require the intensive use of capital, such as trading activities and underwriting, and may limit the ability of our broker-dealer subsidiaries to pay dividends to us.

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

Hong Kong Regulations Relating to Securities and Futures Brokerage Providers

Tiger Brokers (HK) Global Limited is a firm licensed with the Hong Kong Securities and Futures Commission (“HK SFC”) for Type I (Dealing in Securities) and Type II (Dealing in Futures Contracts) regulated activities.

The Securities and Futures Ordinance (“SFO”), including its subsidiary legislation, is the principal legislation regulating the securities and futures industry in Hong Kong. In particular, Part V of the SFO deals with licensing and registration matters. The SFO is administered by the HK SFC which is an independent statutory body in Hong Kong set up to regulate the securities and futures markets and the non-bank leveraged foreign exchange market in Hong Kong.

In addition, the Companies (Winding Up and Miscellaneous Provisions) Ordinance including its subsidiary legislation provides that the HK SFC is responsible for authorizing the registration of prospectuses for offerings of shares and debentures in Hong Kong and/or granting exemptions from strict compliance with the provisions in the Hong Kong Companies (Winding Up and Miscellaneous Provisions) Ordinance. The SFO provides that the HK SFC is also responsible for authorizing certain securities (including the relevant offering documents) that are not shares or debentures.

The Hong Kong securities and futures industry (with respect to listed instruments) is also governed by the rules and regulations introduced and administered by the Hong Kong Stock Exchange and the Hong Kong Futures Exchange.

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

The TCSP license is usually valid for a period of three years and renewable upon re-assessment of fit and proper requirements. Our indirect wholly-owned subsidiary, Kastle Limited, was granted a TCSP license for a period of three years starting from January 29, 2019 and renewed subsequently, the new TCSP license is valid from 29 January 2022 to 28 January 2025. An application for license renewal must be made at least 60 days before it is due to expire.

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

As of the date of this annual report, most of our entities were subject to the valued-added tax at the rate of 6% for services provided and 13% for goods sold as of December 31, 2021.

C. Organizational Structure

UP Fintech is a holding company with no material operations of its own. We conduct our operations primarily through our New Zealand subsidiaries, U.S. subsidiaries, Singapore subsidiaries, Hong Kong subsidiaries and the VIEs and their respective subsidiaries in China.

A listing of the Company’s directly and indirectly owned subsidiaries and VIEs at March 14, 2022 is set forth in Exhibit 8.1 to this annual report on Form 20-F.

D. Property, Plants and Equipment

Facilities

Our dual headquartered in Singapore and Beijing, China. Our Beijing Office is our company’s primary research and development center, where we lease approximately 5,882 square meters of office space. In addition, we also have leased properties principally for our operations in Auckland, New Zealand, Singapore and the State of Pennsylvania and the State of New York, United States and Hong Kong and other cities in China. Our leased premises are leased from unrelated third parties who either have valid titles to the relevant properties or proper authorization from the title holder to sublease the property. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements, including the notes thereto, included in this annual report, as well as “Presentation of Financial and Certain Other Information,” Item 3. “Key Information – Certain Risks Related to Our Chinese Operations and Operating Structure” Item 3.D. “Risk Factors” and Item 4.B. “Business Overview.”

The following discussion includes certain forward-looking statements. Actual results may differ materially from those discussed in such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this annual report, including in Item 5.G. “Safe Harbor”, Item 3. “Key Information – Certain Risks Related to Our Chinese Operations and Operating Structure”, and Item 3.D. “Risk Factors.”

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

We have achieved substantial growth since we launched our platform in August 2015. Our total revenues were US$58.7 million, US$138.5 million and US$264.5 million in 2019, 2020 and 2021, respectively. We recorded net losses of US$5.9 million in 2019 and generated net income of US$19.2 million and US$14.7 million in 2020 and 2021, respectively.

Reorganization

We commenced our technology research and development in June 2014 through one of the VIEs, Ningxia Xiangshang Rongke Technology Development Co., Ltd., or Ningxia Rongke. To facilitate foreign investment in our business, starting from early 2018, we began to establish an offshore holding structure for our company. As part of the efforts, we incorporated UP Fintech Holding Limited in January 2018, which controls Ningxia Rongke and its subsidiaries through a series of contractual arrangements. See Item 4.A “History and Development of the Company-Reorganization.”

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

A. Operating Results

Factors Affecting Our Results of Operations

We believe our business and operating results are affected by general factors affecting the online brokerage industry, which include economic and political conditions, broad trends in business and finance, changes in volume of securities transactions, changes in the markets in which such transactions occur and changes in how such transactions are processed, growth of private wealth of our existing and potential customers, demand for global asset allocation as well as changes in the regulatory regime over the online brokerage industry and the Internet industry. Unfavorable changes in any of these general financial and regulatory conditions, reduction in trading volume in the U.S. and Hong Kong stocks and other financial instruments, unfavorable currency fluctuations and volatility of the trading activity on exchanges in the United States and other countries could negatively affect demand for our services and materially and adversely affect our results of operations.

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

Key Components of Results of Operations

Revenues

Our revenues consist of commissions, financing service fees, interest income, and other revenues. The following table sets forth the breakdown of our total revenues, both in absolute amount and as a percentage of our total revenues, for the years indicated:

	For the years ended December 31,
	2019		2020		2021
	US$	%	US$	%	US$	%
	(in thousands except for percentages)
Revenues:
Commissions	26,698	45.5	77,629	56.1	147,199	55.7
Financing service fees	7,927	13.5	6,577	4.7	9,269	3.5
Interest income	16,505	28.1	31,754	22.9	70,335	26.6
Other revenues	7,533	12.9	22,537	16.3	37,685	14.2
Total revenues	58,663	100.0	138,497	100.0	264,488	100.0

Commissions

We earn commissions from the brokerage services we deliver for customers’ fully disclosed accounts and consolidated accounts. See Item 4.B “Business Overview-Our Core Products and Services-Brokerage Services-Types of Accounts.” We charge commission fees based on the amount of transaction volume, or the number of shares, lots or contracts in each order, which generally vary in accordance with the type of products or services, timing of account activation, eligibility for discounts and other factors. In 2019, 2020 and 2021, the average rate of commissions over trading volume was 0.0268%, 0.0354% and 0.0364%, respectively, which is the ratio of the total commissions to the total trading volume in the same period. The gradual increase in the average commission rates was primarily caused by our product diversification as the portion of higher commission product increased in the year 2021.

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

Financing service fees

Financing service fees include fees Interactive Brokers paid to us regarding the margin financing and securities borrowing and lending activities provided by Interactive Brokers to our fully disclosed account customers for trading purposes. We generally charge a specific rate above the interest rate of the margin loan or funding from the clearing agents. In 2019, 2020 and 2021, the average annualized rate of financing service fees over the average balance of the margin loans provided by the clearing agents was 0.91%, 0.47% and 0.67%, respectively. The increase between 2020 and 2021 was primarily due to the increasing federal benchmark rate in 2021.

Interest income

We earn interest income from margin financing and securities borrowing and lending activities we provided to our consolidated account customers for trading purposes. In 2019, 2020 and 2021, the average annualized rate of our margin financing and our securities borrowing and lending activities provided by us to the consolidated account customers on our platform was 11.16%, 8.98% and 5.97%, respectively. The decrease between 2020 and 2021 was primarily due to the lower annualized rate from the more margin financing and securities borrowing activities in 2021.

Other revenues

We earn other revenues primarily from initial public offering (“IPO”) distribution service, currency exchange service and other service. Revenues from the IPO distribution service are derived from IPO underwriting fees and new share subscription service fees in relation to initial public offerings in the USA and Hong Kong capital markets. IPO distribution revenue is generally recognized when the services are completed. Revenue from currency exchange service is charged to our clients for providing currency exchange service, which was recorded upon the time when the services are rendered to customers. We also earn revenue from promotional and advertisement services, and financial advisory service rendered to customers, which are recorded over the period of service provided.

Operating Cost and Expenses

The following table sets forth our operating cost and expenses, both in absolute amount and as a percentage of total revenues, for the years indicated:

	For the years ended December 31,
	2019		2020		2021
	US$	%	US$	%	US$	%
	(in thousands except for percentages)
Execution and clearing	2,519	4.3	12,645	9.1	31,144	11.8
Employee compensation and benefits (including share-based compensation)	35,788	61.0	50,039	36.1	87,160	33.0
Occupancy, depreciation and amortization	3,572	6.1	4,736	3.4	6,135	2.3
Communication and market data	6,494	11.1	10,320	7.5	22,121	8.4
Marketing and branding	7,103	12.1	15,872	11.5	59,265	22.4
General and administrative	9,260	15.8	13,749	9.9	22,706	8.6
Total operating cost and expenses	64,736	110.4	107,361	77.5	228,531	86.5

Execution and clearing

Execution and clearing expenses primarily include the fees we pay to clearing agents to execute and clear trades. We only incur execution and clearing expenses for consolidated accounts as we pay a certain portion of the commission we collect from our customers to clearing agents as execution and clearing expenses. We do not incur execution and clearing expenses for fully disclosed accounts as the revenue is recognized on a net basis. We expect that our execution and clearing expenses will increase in absolute amount and as a percentage of total revenues as we expand our brokerage business and serve more consolidated accounts.

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

Income (Loss) before income taxes

The following table sets forth our income (loss) before income taxes, both in absolute amount and as a percentage of our total revenues, for the years indicated.

	For the years ended December 31,
	2019		2020		2021
	US$	%	US$	%	US$	%
	(in thousands except for percentages)
Total revenues	58,663	100.0	138,497	100.0	264,488	100.0
Interest expense	(4,102)	(7.0)	(10,102)	(7.3)	(18,379)	(6.9)
Total net revenues	54,561	93.0	128,395	92.7	246,109	93.1
Total operating cost and expenses	(64,736)	(110.4)	(107,361)	(77.5)	(228,531)	(86.5)
Other income	870	1.5	996	0.7	1,476	0.6
Income (Loss) before income taxes	(9,305)	(15.9)	22,030	15.9	19,054	7.2

Cybersecurity

For the years ended December 31, 2021, US$0.4 million of cybersecurity mitigation costs have been expensed (excluding labor costs). There were no costs due to cybersecurity incidents in 2021, nor was there any impact of cybersecurity incidents on our reportable segments.

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

Singapore

Our subsidiaries incorporated in Singapore are subject to an income tax rate of 17% for taxable income earned in Singapore. Singapore does not impose a withholding tax on dividends for resident companies. In 2019, 2020 and 2021, we did not incur any income tax as there was no estimated assessable profit that was subject to Singapore income tax.

Australia

Our subsidiaries located in Australia and are subject to an income tax rate of 27.5% for taxable income earned in Australia. In 2019, 2020 and 2021, we did not incur any income tax as there was no estimated assessable profit that was subject to Australia income tax.

United States

Our subsidiaries incorporated in the United States are subject to a federal income tax rate of 21% for taxable income earned in the USA.

China

Our PRC subsidiaries and the VIEs, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards, the EIT Law. Under the EIT Law, the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. In addition, the EIT Law and its implementing rules permit qualified “State-encouraged High-new Technologies Company,” or the HNTE, to enjoy a reduced 15% EIT rate. One of the VIEs’ subsidiaries, Beijing U-Tiger Business Service Co., Ltd began to qualify as an HNTE under the EIT Law in 2017, subject to the tax rate of 15% with a valid period of three years starting from December 2017 and obtained new certificate on December 2, 2020, subject to the tax rate of 15% with a valid period of three years, ending on December 31, 2022. Our one subsidiary Beijing Xiangshang Yixin Technology Co., Ltd and One of the VIEs’ subsidiaries, Beijing U-Tiger Network Technology Co., LTD began to qualify as HNTE under the EIT Law on October 25, 2021 and December 17, 2021, respectively, subject to the tax rate of 15% with a valid period of three years, ending on December 31, 2023. Our other subsidiaries, VIEs and VIEs’ subsidiaries incorporated in China are subject to income tax rate of 25%, according to EIT Law.

In addition, the VIEs and VIEs’ subsidiaries are subject to value-added taxes, or VAT, on the services they provide at the rate of 6% or 3%, depending on whether the entity is a general taxpayer or small-scale taxpayer, plus related surcharges, less any deductible VAT they have already paid or borne.

Dividends paid by our wholly foreign-owned subsidiaries, or WFOEs in China to our intermediary holding companies in Hong Kong will be subject to a withholding tax rate of 10%, unless they qualify for a special exemption. If our intermediary holding companies in Hong Kong satisfy all the requirements under the Double Taxation Arrangement and receive the approval from the relevant tax authority, the dividends paid to them by our

WFOEs in China will be subject to a withholding tax rate of 5% instead. See “Item 3. Key Information – Certain Risks Related to Our Chinese Operations and Operating Structure – We may not be able to obtain certain tax benefits for dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiaries.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See Item 3.D “Risk Factors – Risks Related to Doing Business in China – We may be deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, or the EIT Law, and be subject to the PRC taxation on our worldwide income, which may significantly increase our income tax expenses and materially decrease our profitability.”

Non-GAAP Financial Measure

In evaluating our business, we consider and use adjusted net loss or income as a supplemental measure to review and assess our operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net loss or income as net loss or income excluding share-based compensation, impairment loss from equity investments and fair value change from convertible bonds. Such adjustments have no impact on income tax.

We present this non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. Adjusted net loss or income enables our management to assess our operating results without considering the impact of share-based compensation, impairment loss from equity investments and fair value change from convertible bonds. We also believe that the use of this non-GAAP financial measure facilitate investors’ assessment of our operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net loss or income is that they do not reflect all items of income and expense that affect our operations. Share-based compensation, impairment loss from equity investments and fair value change from convertible bonds have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted net loss or income. Further, this non-GAAP financial measure may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

This non-GAAP financial measure should not be considered in isolation or construed as alternatives to total operating expenses, net loss or income or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review this historical non-GAAP financial measure in light of the most directly comparable GAAP measure, as shown below. This non-GAAP financial measure presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measure differently, limiting the usefulness of such measure when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the period indicated, both in absolute amounts and as percentages of our total revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period. The table below also sets forth a reconciliation of adjusted net income (loss), a non-GAAP financial measure, to GAAP net income (loss).

	For the years ended December 31,
	2019		2020		2021
	US$	%	US$	%	US$	%
	(in thousands except for percentages)
Consolidated Statements of Operations Data:
Revenues:
Commissions	26,698	45.5	77,629	56.1	147,199	55.7
Financing service fees	7,927	13.5	6,577	4.7	9,269	3.5
Interest income	16,505	28.1	31,754	22.9	70,335	26.6
Other revenues	7,533	12.9	22,537	16.3	37,685	14.2
Total revenues	58,663	100.0	138,497	100.0	264,488	100.0
Interest expense	(4,102)	(7.0)	(10,102)	(7.3)	(18,379)	(6.9)
Total net revenues	54,561	93.0	128,395	92.7	246,109	93.1
Operating cost and expenses:
Execution and clearing	(2,519)	(4.3)	(12,645)	(9.1)	(31,144)	(11.8)
Employee compensation and benefits (including share-based compensation)	(35,788)	(61.0)	(50,039)	(36.1)	(87,160)	(33.0)
Occupancy, depreciation and amortization	(3,572)	(6.1)	(4,736)	(3.4)	(6,135)	(2.3)
Communication and market data	(6,494)	(11.1)	(10,320)	(7.5)	(22,121)	(8.4)
Marketing and branding	(7,103)	(12.1)	(15,872)	(11.5)	(59,265)	(22.4)
General and administrative	(9,260)	(15.8)	(13,749)	(9.9)	(22,706)	(8.6)
Total operating cost and expenses	(64,736)	(110.4)	(107,361)	(77.5)	(228,531)	(86.5)
Other income:	870	1.5	996	0.7	1,476	0.6
(Loss) income before income taxes	(9,305)	(15.9)	22,030	15.9	19,054	7.2
Income tax benefit (expense)	3,355	5.7	(2,851)	(2.1)	(4,363)	(1.6)
Net (loss) income	(5,950)	(10.1)	19,179	13.8	14,691	5.6
Add non-GAAP adjustments
Share-based compensation	4,063	6.9	6,055	4.4	13,370	5.1
Impairment loss from equity investments	756	1.3	151	0.1	600	0.2
Fair value change from convertible bonds	—	—	—	—	(4,195)	(1.6)
Adjusted Net (loss) income	(1,131)	(1.9)	25,385	18.3	24,466	9.3

For discussion of 2019 and 2020 results, refer to the disclosures set forth under the heading “Item 5. Operating and Financial Review and Prospects – A. Operating Results” in our Annual Report on Form 20-F available on the internet site maintained by the SEC at www.sec.gov.

Year ended December 31, 2021 compared with year ended December 31, 2020

Revenues

Total revenues increased by 91.0% from US$138.5 million in 2020 to US$264.5 million in 2021. This increase was primarily driven by significant increases in commissions and interest income.

Commissions. Commissions were US$147.2 million in 2021, a 89.6% increase from US$77.6 million in 2020, driven by an increase in our user base and trading volume. The increase in our trading volume from US$219.1 billion in 2020 to US$404.3 billion in 2021 was primarily driven by the growth of our customers with deposits. The customers with deposits increased from 258.7 thousand as of December 31, 2020 to 673.4 thousand as of December 31, 2021.

Financing service fees. Financing service fees were US$9.3 million in 2021, up 40.9% from US$6.6 million in 2020, primarily due to an increase in margin financing and securities lending activities. Financing service fees from margin financing activities increased by 36.4% from US$5.5 million in 2020 to US$7.5 million in 2021, which was mainly attributable to the increase in daily average margin financing balance by 57.7% from US$854.7 million in 2020 to US$1,347.5 million in 2021. Financing service fees from securities lending activities increased by 62.7% from US$1.1 million in 2020 to US$1.8 million in 2021, which was mainly attributable to the increase in daily average securities lending balance by 87.1% from US$55.4 million in 2020 to US$103.7 million in 2021.

Interest income. Interest income was US$70.3 million in 2021, up 121.5% from US$31.8 million in 2020. This was primarily due to an increase in margin financing and securities lending activities. Interest income from margin financing activities increased by 129.7% from US$12.6 million in 2020 to US$29.0 million in 2021, which was mainly attributable to the increase in daily average margin financing balance by 131.8% from US$319.5 million in 2020 to US$740.7 million in 2021. Interest income from securities lending activities increased by 137.3% from US$16.7 million in 2020 to US$39.5 million in 2021, which was mainly attributable to the increase in daily average securities lending balance by 78.7% from US$260.2 million in 2020 to US$468.3 million in 2021.

Other revenues. Other revenues were US$37.7 million in 2021, an increase of 67.2% from US$22.5 million in 2020. The increase was primarily due to higher revenue from currency exchange services and promotional and advertisement services.

Interest expense. Interest expense was US$18.4 million, an increase of 81.9% from US$10.1 million in 2020 due to an increase in our user base margin financing and security lending activities. Interest expense from margin financing activities increased by 22.2% from US$5.5 million in 2020 to US$6.7 million in 2021. Interest expense from securities lending activities increased by 125.4% from US$4.6 million in 2020 to US$10.4 million in 2021

Operating cost and expenses

Total operating cost and expenses increased by 112.9% from US$107.4 million in 2020 to US$228.5 million in 2021, due to significant increases in employee compensation and benefits expenses, marketing and branding expense and execution and clearing expense.

Execution and clearing. Execution and clearing expenses were US$31.1 million in 2021, an increase of 146.3% from US$12.6 million in 2020. This increase was primarily due to an increase in the user base and trading volume. The increase in our trading volume from US$219.1 billion in 2020 to US$404.3 billion in 2021 was primarily driven by the growth of our customers with deposits. The customers with deposits increased from 258.7 thousand as of December 31, 2020 to 673.4 thousand as of December 31, 2021.

Employee compensation and benefits. Employee compensation and benefits expenses were US$87.2 million in 2021, an increase of 74.2% from US$50.0 million in 2020, primarily due to a global headcount increase compared to 2020.

Occupancy, depreciation and amortization. Occupancy, depreciation and amortization expenses were US$6.1 million in 2021, an increase of 29.5% from US$4.7 million in 2020, due to an increase in office space and relevant leasehold improvements.

Communication and market data. Communication and market data expenses were US$22.1 million in 2021, an increase of 114.3% from US$10.3 million in 2020. This increase was due to rapid user growth from expanded market, which resulted in more data coverage. The total customer accounts increased from 1,104,113 as of December 31, 2020 to 1,845,869 as of December 31, 2021.

Marketing and branding. Marketing and branding expenses were US$59.3 million in 2021, an increase of 273.4% from US$15.9 million in 2020. This increase was derived from our continuous efforts to expand globally in accordance with our internationalization strategy.

General and administrative. General and administrative expenses were US$22.7 million in 2021, an increase of 65.1% from US$13.7 million in 2020. This increase was primarily due to increased professional services expenses and general expenses resulting from business expansion.

Income before income taxes

We had a profit before income taxes of US$19.1 million in 2021, compared with US$22.0 million in 2020. The decrease was primarily due to the significant increase in marketing and branding expenses in 2021.

Income tax expense

We had income tax expense of US$4.4 million in 2021, compared with income tax expense of US$2.9 million in 2020.Our effective tax rate was 22.9% in 2021, increased 10% from 12.9% in 2020, primarily due to the increase of share-based compensation expense which was not deductible in current year. See Note 8 to our consolidated financial statements for the year ended December 31, 2021 for more information.

Net income

Net income decreased to US$14.7 million in 2021 from US$19.2 million in 2020.

Adjusted net income, which excluded share-based compensation, fair value change from convertible bonds and impairment loss from equity investments, was US$24.5 million in 2021, as compared to US$22.3 million in 2020. See “Non-GAAP Financial Measure” for more information. See Item 5.A “Operating Results - Non-GAAP Reconciliations.”

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

(Loss) income before income taxes

We had a profit before income taxes of US$22.0 million in 2020, compared with a loss before income taxes of US$9.3 million in 2019, primarily due to the increase in total revenues and decrease in total operating costs and expenses in 2020.

Income tax benefit (expense)

We had income tax expense of US$2.9 million in 2020, compared with income tax benefit of US$3.4 million in 2019, primarily due to a profit we had made in 2020.

Net (loss) income

Net income increased to US$19.2 million in 2020 as compared to net loss of US$5.9 million in 2019.

Adjusted net loss or income, which excluded share-based compensation and impairment loss from equity investments, was US$25.4 million in 2020, as compared to a US$1.1 million non-GAAP net loss in 2019. See “Non-GAAP Financial Measure” for more information. See Item 5.A “Operating Results - Non-GAAP Reconciliations.”

Foreign Currency Fluctuations

Substantially all of our revenues are denominated in U.S. dollars and Hong Kong dollars and our expenses are denominated in Renminbi and U.S. dollars. We have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, our results of operations and financial condition will be affected by the exchange rate between U.S. dollar and Hong Kong dollar as well as between U.S. dollar and Renminbi because a substantial portion of our operating costs and expenses is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars. We may seek to reduce the currency risk by entering into foreign currency instruments. We did not have any currency hedging instruments as of December 31, 2019, 2020 and 2021, however management monitors movements in exchange rates closely. Also see Item 3.D “Risk Factors” and Item 11 “Quantitative and Qualitative Disclosures About Market Risk.”

B. Liquidity and Capital Resources

US Tiger Securities, Inc. and TradeUP Securities must comply with the SEC’s net capital requirements, by which its current financial health is measured by assessing its liquidity against the risks where it has exposure. At all times US Tiger Securities, Inc. and TradeUP Securities must maintain the net capital requirements, at a level equal to, or greater than, the prescribed minimum capital. US Tiger Securities, Inc. must maintain a minimum net capital requirement in compliance with the SEC Rule 15c3-1 as well as comply with the SEC Rule 17a-11 and the “early warning levels” for net capital requirements contained therein.

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

To date, we have financed our operating and investing activities through net proceeds from our securities offerings, cash generated from operating activities, historical equity financing activities and other parties. As of December 31, 2019, 2020 and 2021, our cash and cash equivalents were US$59.4 million, US$79.7 million and US$269.1 million, respectively. Our cash and cash equivalents primarily consist of cash on hand, demand deposits with financial institutions, term deposits with an original maturity of three months or less and highly liquid investments, which are unrestricted for withdrawal or use, and which have original maturities of three months or less.. We believe our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and material cash requirements for over the next 12 months. In the long term, beyond the next 12 months, we may decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, or at all.

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

Cash flows

The following table sets forth a summary of our cash flows for the periods presented:

	For the years ended December 31,
	2019	2020	2021
	US$ (in thousands)
Summary Consolidated Statement of Cash Flows Data:
Net cash provided by operating activities	243,309	535,281	413,204
Net cash (used in) provided by investing activities	(22,040)	43,556	10,919
Net cash provided by (used in) financing activities	114,907	(8,366)	330,881
Increase in cash and cash equivalents and restricted cash	336,176	570,471	755,004
Effect of exchange rate changes	46	(195)	(1,719)
Cash, cash equivalents and restricted cash at beginning of the year	41,102	377,324	947,600
Cash, cash equivalents and restricted cash at end of the year	377,324	947,600	1,700,885

Operating Activities

Net cash provided by operating activities in 2021 was US$413.2 million, as compared to net income of US$14.7 million in 2021. The difference was primarily attributable to (i) an increase of US$292.9 million in receivables from customers resulting from an increase in our user base, (ii) an increase of US$82.0 million in receivables from brokers, dealers and clearing organizations resulting from an increase in our user base and (iii) a decrease of US$52.9 million in payables to brokers, dealers and clearing organizations resulting from the decreased borrowed margin activities form brokers. This was positively impacted by (i) an increase of US$810.4 million in amounts payables to customers resulting from an increase in our user base, (ii) the US$13.4 million recognized share-based compensation expenses resulting from the options granted to the management and employees, and (iii) an increase of US$6.6 million in accrued expenses and other current liabilities due to the increased payroll and welfare, tax payables in connection with the expansion of our business.

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

Investing Activities

Net cash provided by investing activities in 2021 was US$10.9 million, consisting primarily of maturity of term deposits US$33.1 million partially offset by the purchase of term deposits and property, equipment and intangible assets.

Net cash provided by investing activities in 2020 was US$43.6 million, consisting primarily of maturity of term deposits US$78.4 million partially offset by the purchase of term deposits and loans to employees.

Net cash used in investing activities in 2019 was US$22.0 million, consisting primarily of (i) purchase of term deposits US$65.6 million, (ii) cash paid for acquisition of a subsidiary TradeUP Securities, net of cash acquired of US$6.0 million, (iii) US$1.3 million of purchase for property, equipment and intangible assets, and US$1.5 million of payment for long-term investments and prepayment for acquisition and long-term investments subject to certain closing conditions, and (iv) loan provided to employees and related parties of US$1.4 million, partially offset by US$30.0 million of maturity of term deposits and US$22.1 million of cash-segregated for regulatory purpose received from acquisition of TradeUP Securities.

Financing Activities

Net cash provided by financing activities in 2021 was US$330.9 million, consisting primarily of net proceeds of US$175.4 from follow-on public offering and proceeds of US$154.9 million from issuance of convertible bonds.

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

Capital Expenditures

Our capital expenditures were primarily incurred for purchases of servers, equipment and software. Historically, the amount of our capital expenditures has been small. Our capital expenditures were US$1.3 million, US$1.0 million and US$5.0 million in 2019, 2020 and 2021, respectively. We intend to fund our future capital expenditures with our existing cash balance. We will continue to incur capital expenditures as needed to meet the expected growth of our business.

Holding Company Structure

UP Fintech is a holding company with no material operations of its own. We conduct our operations primarily through our New Zealand subsidiaries, U.S. subsidiaries, Singapore subsidiaries, and the VIEs and their respective subsidiaries in China.

As a result, UP Fintech’s ability to pay dividends may depend upon dividends paid by our PRC and New Zealand subsidiaries. If our existing PRC or New Zealand subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, any of our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and the VIEs may allocate a portion of their after-tax profits based on PRC accounting standards to discretionary surplus funds at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Furthermore, the PRC tax authorities may require our subsidiaries to adjust its taxable income under the contractual arrangements it currently has in place with the VIEs in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

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

C. Research and development, patents and licenses, etc.

Our research and development expenses primarily consist of salaries and employee benefits, rental, and depreciation expenses related to the development of our proprietary trading platform, back-end technology and customer relationship management system. For the years ended December 31, 2019, 2020 and 2021, US$18.0 million, US$22.5 million and US$47.8 million of research and development costs have been expensed as incurred as the costs qualifying for capitalization have been insignificant.

D. Trend Information

Please refer to our disclosures set forth under Item 3.D “Risk Factors,” Item 4 “Information on the Company,” and elsewhere in this Item 5 “Operating and Financial Review and Prospects” for information regarding the material risks, business developments and strategies, factors, and trends that are most likely to affect our business and results of operations through 2021.

E. Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent liabilities in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Changes in the economic environment, financial markets, and any other parameters used in determining such estimates could cause actual results to differ. Our critical accounting estimates are described below. The critical accounting estimates should be read in conjunction with our risk factors as disclosed in “Item 3. Key Information—D. Risk Factors.” See Note 2 to our consolidated financial statements for the year ended December 31, 2021 for more information on our significant accounting policies.

Provision of income tax and valuation allowance for deferred tax asset

Significant judgment is required in determining income tax expense based on tax laws in the various jurisdictions in which we operate. In calculating our effective income tax rate, estimates are required regarding the timing and amount of taxable and deductible items which will adjust the pre-tax income earned in various tax jurisdictions. Through our interpretation of local tax regulations, adjustments to pretax income for income earned in various tax jurisdictions are reflected within various tax filings. Although we believe that our estimates and judgments discussed herein are reasonable, actual results may be materially different than the estimated amounts.

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not a portion of or all of the deferred tax assets will not be realized. The realizability of deferred tax assets requires significant judgment associated with evaluation of past and projected financial performance which incorporates projections of future taxable income. If it is determined that we are able to realize deferred tax assets in excess of the net carrying value or to the extent we are unable to realize a deferred tax asset, we would adjust the valuation allowance in the period in which such a determination is made, with a corresponding increase or decrease to earnings.

Valuation and recognition of share-based compensation arrangements

Compensation expense is recognized for all grants of share options and restricted share units. Determining the appropriate valuation model and estimating the fair values of share option grants requires the input of subjective assumptions, including risk-free interest rate, expected stock price volatility, dividend yields, expected term, and forfeiture rates. The expected volatility assumption is based partially upon the historical volatility of our ordinary shares, which may or may not be a true indicator of future volatility. The assumptions used in calculating the fair values of share option grants represent management’s best estimates, but these estimates involve inherent uncertainties and the application of judgment. As a result, if factors change and different assumptions are used, share-based compensation expense could be significantly different from what we recorded in the current period

Item 6. Directors, Senior Management, and Employees

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this report.

Directors and Executive Officers	Age	Position/Title
Tianhua Wu	37	Chief Executive Officer and Director
John Fei Zeng	42	Chief Financial Officer
Katherine Wei Wu	48	Chief Compliance Officer
Lei Fang	34	Director
Xin Fan	42	Independent director
Jian Liu	50	Independent director
Lei Huang	50	Director

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

Mr. Jian Liu has served as a director of the Company since our initial public offering. Since 2017, Mr. Liu has served as the Assistant Dean of the Institute of Financial Technology of Tsinghua University and the Deputy Director of Sunshine Internet Finance Innovation Research Center. Prior to that, Mr. Liu served as a general manager, vice president and partner of the investment banking division of Hejun Group Co., Ltd., formerly known as Beijing Hejun Venture Advising Co. Ltd., a managing director of Guangzhou Bianjia Brothers Enterprise Investment Management Co., Ltd., a managing director of Huaxia Keystone Financial Consulting Co., Ltd., and a director of Guangdong Hengxing Group. Mr. Liu received an EMBA degree from the School of Economics and Management of Tsinghua University and a bachelor’s degree in law from Xiamen University.

Mr. Lei Huang has served as a director of the Company since November 2020. He currently serves as a director of MDLand International Corp since December 2020. Besides, he also serves as a director of Fortune Rise Acquisition Corp since March 2021, Chief Executive Officer and director of Denali Capital Acquisition Corp since February 2022 and director of Bybit Fintec US Limited LLC since December 2021. He received his Master's degree in Global Financial Analysis from Bentley University. He now serves as chief executive officer of our subsidiary US Tiger Securities, Inc; previously he has served as chief executive officer of Haitong Securities USA LLC, chief compliance officer & option manager of CICC US Securities, Inc, and regulatory supervisor of the National Association of Securities Dealers.

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

B. Compensation

Compensation of Directors and Executive Officers

In 2021, we paid an aggregate of RMB1.7 million (US$0.3 million), HKD2.0 million (US$0.3 million) and US$0.4 million in cash to our executive officers and directors, and US$0.2 million to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC, New Zealand, U.S., Singapore and Hong Kong subsidiaries and our PRC VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. New Zealand has a statutory retirement savings scheme, Kiwisaver, in which New Zealand employees may participate.

2018 Share Incentive Plan

In June 2018, our board of directors approved the UP Fintech Holding Limited Share Incentive Plan, or the 2018 Share Incentive Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business.

The 2018 Share Incentive Plan consists of a share incentive plan for our service providers. The original maximum aggregate number of Class A ordinary shares that could be issued pursuant to all awards under the 2018 Share Incentive Plan was 187,697,314 Class A ordinary shares, which was increased to 254,697,314 Class A ordinary shares by the amendment thereto in December 2018. As of the date of March 31, 2022, options to purchase 199,230,744 and 37,839,084 Class A ordinary shares have been granted and are outstanding and 105,453,192 and 70,326,965 restricted share units, excluding awards that were forfeited or cancelled after the relevant grant dates.

2019 Performance Incentive Plan

In March 2019, we implemented the 2019 Performance Incentive Plan (the “2019 Plan”), or the 2019 Performance Incentive Plan, which was approved by our board of directors to grant a maximum number of 52,000,000 ordinary shares under the 2019 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. In December 2020, the Company’s board of directors approved amendments to the 2019 Plan adding an additional 10,429,305 ordinary shares for issuance under the 2019 Plan which was obtained through the Company’s share buyback plan. In May 2021, the Company’s board of directors approved an evergreen option plan which is to increase Class A ordinary shares to the

Plan each year starting from 2021 in an amount equal to 1.5% of the total issued and outstanding shares as of December 31 of immediately preceding year (“Evergreen Option”), and continuing as long as the unissued shares reserved under 2019 Plan account for less than ten percent (10%) of the total then issued and outstanding shares. Under such Evergreen option, in September 2021, the Company issued 36,534,435 Class A ordinary shares to the Plan, and in January 2022, the Company issued 37,082,454 Class A ordinary shares to the Plan. The 2019 Plan consists of a share incentive plan for our service providers. The maximum aggregate number of Class A ordinary shares that could be issued pursuant to all awards under the 2019 Plan and 2018 Share Incentive Plan was 338,743,508 as of March 2022 (not accounting for future increases under the Evergreen Option). As of the date of March 31, 2022, 37,839,084 Class A ordinary shares are outstanding and 70,326,965 restricted share units, excluding awards that were forfeited or cancelled after the relevant grant dates.

The following paragraphs describe the principal terms of the 2019 Plan.

Types of Awards. The 2019 Plan permits the awards of options, share appreciation rights, restricted shares or any other type of awards approved by the plan administer.

Plan Administration. The 2019 Plan will be administered by our board of directors, or one or more committees, within its delegated authority, appointed by the board of directors as the case may be. The committee(s) or the full board of directors will determine all or a part of the matters related to the 2019 Plan, including but not limited to: the participants to receive awards, the form, type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award Agreement. Awards granted under the 2019 Plan are evidenced by an award agreement in writing, approved by the plan administrator, setting forth the terms of an award that has been duly authorized and approved.

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

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2019 Plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

Termination and Amendment of the 2019 Plan. Unless terminated earlier, the 2019 Plan has a term of ten years. Our board of directors has the authority to amend or terminate the plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the recipient.

Name	Class A Ordinary Shares Underlying Outstanding Awards	Exercise Price or Purchase Price (US$/Share)	Date of Grant	Date of Expiration
Katherine Wei Wu	*		December 11, 2019	December 10, 2029

Lei Fang		US$0.00001	October 1, 2015	September 30, 2025
		US$0.00001	January 4, 2016	January 3, 2026
		US$0.00001	April 1, 2016	March 31, 2026
		US$0.0001	October 1, 2018	September 30, 2028
	*	US$0.20000	January 1, 2019	December 31, 2028

Lei Huang	*		May 1, 2020	April 30, 2029
Xin Fan	*		April 15, 2021	April 14, 2031
Jian Liu	*		April 15, 2021	April 14, 2031
Xian Wang	*		April 15, 2021	April 14, 2031

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

C. Board Practices

Board of Directors

Our board of directors consist of five directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. A director may exercise all the powers of our company to borrow money, mortgage its business, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Board Diversity Matrix

Board Diversity Matrix (As of March 31, 2022)
Country of Principal Executive Offices	Singapore
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

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

D. Employees

We had 650 and 785 employees as of December 31, 2019 and 2020 respectively. As of December 31, 2021, we had 1,134 employees, 962 based in mainland China and Hong Kong. Below is a breakdown of employees by their departments as of December 31, 2021.

Department	Number of employees	% of total
Research and development and technology	446	39.3%
Compliance, legal and finance	162	14.3%
Business and customer support	212	18.7%
Marketing	56	4.9%
Operations	72	6.3%
General and administration	186	16.4%
Total	1,134	100.0%

We enter into individual employment contracts with selected employees to cover matters including non-competition and confidentiality arrangements. We generally formulate our employees’ remuneration package to include salary and benefits. We provide our employees with social security benefits in accordance with all applicable regulations and internal policies.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of rules and regulations of the SEC, of our ordinary shares, on a fully diluted and as-converted basis, as of March 31, 2022, by:

•	each of our directors and executive officers; and
•	each person known to us to own beneficially more than 5% of our ordinary shares.each of our directors and executive officers; and
•	each person known to us to own beneficially more than 5% of our ordinary shares.

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

Name	ADS Number	Percentage of Class	Class A Number[1]	Shares Percentage of Class	Class B Number	Shares Percentage of Class	Total Percentage Voting Power
Major Shareholders
Xiaomi Corporation[2]	—	—	250,641,392	10.56%	—	—	5.79%
Tigerex Holding Limited[3]	14,699,078	11.58%	220,486,171	9.29%	—	—	5.10%
IB Global Investments LLC[4]	—	—	150,760,322	6.35%	—	—	3.48%
Directors and Executive Officers
Tianhua Wu5 [6]	18,376,398	14.47%	460,159,835	19.38%	97,611,722	100%	55.75%
John Fei Zeng	*	*	*	*	—	—	—
Lei Fang[7]	1,443,066	1.14%	*	*	—	—	—
Katherine Wei Wu	*	*	*	*	—	—	—
Xin Fan	*	*	*	*	—	—	—
Jian Liu	—	—	—	—	—	—	—
Xian Wang	—	—	—	—	—	—	—
Lei Huang	*	*	*	*	—	—	—
All directors and executive officers as a group	18,389,731	14.48%	460,359,835	19.38%	97,611,722	100%	55.76%

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

5.

Representing (i) 240,000,000 Class A Ordinary Shares in the form of ADSs held by Sky Fintech Holding Limited, which are beneficially owned by Mr. Tianhua Wu through Tiger Family Trust, as further disclosed in Item 6; (ii) 178,645,440 Class A Ordinary Shares in the form of ADSs issued to participants of the UP Fintech Holding Limited Share Incentive Plan and the UP Fintech Holding Limited 2019 Performance Incentive Plan of the Issuer (the “Plans”) by exercise of awards thereof, with the voting rights attached thereto irrevocably entrusted to Mr. Tianhua Wu; and (iii) 41,514,395 Class A Ordinary Shares held by ARK Trust (Hong Kong) Limited for the benefit of certain participants of the Plans, with the voting rights attached thereto irrevocably entrusted to Mr. Tianhua Wu.

6.

Represents 97,611,722 Class B Ordinary Shares held by Sky Fintech Holding Limited, which are beneficially owned by Mr. Tianhua Wu through Tiger Family Trust. Sky Fintech Holding Limited is indirectly wholly-owned by Lightspeed Rise Holdings Limited, a BVI company, through its wholly-owned subsidiary, Sky Tiger Investment Holding Limited, a BVI company. Lightspeed Rise Holdings Limited is controlled by Tiger Family Trust, a trust established under the laws of Hong Kong and managed by ARK Limited as the trustee. Mr. Tianhua Wu is the settlor of the Tiger Family Trust and Mr. Tianhua Wu and his family are the trust’s beneficiaries. Under the terms of this trust, Mr. Tianhua Wu has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Sky Fintech Holding Limited in our company.

7.

Represents 21,645,990 Class A Ordinary Shares in the form of ADSs as of March 31, 2021 issued to Mr. Lei Fang under the UP Fintech Holding Limited Share Incentive Plan by exercise of awards thereof, with the voting rights attached thereto irrevocably entrusted to Mr. Tianhua Wu.

We have a dual-class share structure. Our outstanding ordinary shares consist of Class A ordinary shares and Class B ordinary shares, and Mr. Tianhua Wu and his family beneficially own all of our issued Class B ordinary shares through Sky Fintech Holding Limited, of which he is the director, and Mr. Wu, with the voting rights entrusted to him under the 2018 and 2019 Performance Incentive Plan, is able to exercise 55.75% of the aggregate voting power of our total issued and outstanding share capital. As such, Mr. Wu is able to control any actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association, and the Nasdaq requirements. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and is not convertible into Class B ordinary share under any circumstance. Each Class B ordinary share is entitled to 20 votes and will be automatically converted into one Class A ordinary share under certain circumstances. Our dual-class ordinary share structure involves certain risks. See Item 3.D “Risk Factors” of this Annual Report on Form 20-F for more information about risks associated with our dual-class share structure.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees-E. Share Ownership.”

B. Related Party Transactions

Contractual Arrangements with The VIEs and Their Respective Shareholders

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

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees-B. Compensation of Directors, Supervisors and Executive Directors-Share Incentive Plans.”

Other Transactions with Related Parties

Our Relationship with Xiaomi

Xiaomi Corporation, or Xiaomi, beneficially owns 250,641,392 of our Class A Shares.

In February 2021, we completed a financing transaction in which a group of investors led by an affiliate of Xiaomi Corporation purchased convertible notes in an aggregate principal amount of US$65.0 million through a private placement, of which Xiaomi purchased convertible notes in amount of US$30.0 million. The convertible notes will mature in 2026 unless previously converted. The accounting treatment for the convertible notes is disclosed in note 9 in our audited consolidated financial statements. For more detail of the transaction, please see note 15 in our audited consolidated financial statements.

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

For the full year of 2021, we recorded US$73.3 million in commissions and financing service fees earned from customer trades cleared by and margin transactions provided by Interactive Brokers and US$16.8 million in execution and clearing fees paid to Interactive Brokers. As of December 31, 2021, the amount due from Interactive Brokers was US$804.6 million, which mainly included the customer’s cash deposit, our revenue receivables, securities lending transactions from Interactive Brokers. As of December 31, 2021, the amount due to Interactive Brokers was US$170.3 million, which represents the Group’s margin and cash collaterals received from securities borrowing transactions from Interactive Brokers.

Consulting fees prepaid to Fast Connection Limited

Fast Connection Limited is controlled by one of our shareholders, Tigerex Holding Limited. During the year ended December 31, 2019, Fast Connection Limited was actively looking for suitable targets for the Company. We had found the suitable target and achieved 30% of the schedule, and we recorded the cost of US$0.7 million in 2020, the prepaid consulting fees was US$1.5 million at the end of December 31, 2020. Because of the resignation of the director assigned by a principal shareholder of the Company which controlled Fast Connection Limited in the beginning of 2021, Fast Connection Limited was no longer considered a related party in 2021 later.

Transactions with Alphalion Technology Holding Limited and its affiliates (“Alphalion Group”)

In February of 2019, we and our affiliates entered into a series of agreements with respective parties regarding the investment in Alphalion Technology Holding Limited. Under the agreements, we and our affiliates agreed to convert a total of US$3.1 million short-term interest-free loans to Alphalion Group Limited and Bluesea Fintech LLC into 25% equity interest of their parent company, Alphalion Technology Holding Limited. The conversion was consummated on February 22, 2019. The investment was classified as long-term investment. See Note 6 to our audited consolidated financial statements for the more information of this investment in Alphalion Technology Holding Limited.

On November 6, 2020, Beijing Huyi Technology Co. entered a technical service agreement with Guangzhou Chenhao Technology Co., Ltd an entity which is 100% owned by Alphalion Technology Holding Limited in relation to the ESOP management business in the ordinary course of business.

As of December 31, 2020, we provided a total of US$1.0 million short-term interest-free loans to Alphalion Group.

On March 8, 2021, our subsidiary Tiger Brokers (Singapore) PTE Ltd entered into a Packaged Services Agreement with Alphalion Technology Limited controlled by Alphalion Technology Holding Limited. Under this agreement, Alphalion Technology Limited provided middle office system and license to Tiger Brokers (Singapore) PTE Ltd. As of December 31, 2021, the amount due from Alphalion Group regarding prepaid IT service fee was US$0.04 million and together with the short-term interest-free loans of previous year, total amount due from Alphalion Group was US$1.0 million. By the year end of 2021, IT service fee paid to Alphalion Group was US$0.09 million.

Our Relationship with Ocean Joy and its subsidiary

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

On October 26, 2021, we acquired the remaining 70% equity interest in Ocean Joy for cash consideration of US$1,079,830 (HKD8,400,000). In addition to the cash consideration, there was also US$1,426,919 (HKD11,100,000) receivables from Ocean Joy that was settled as a pre-existing relationship on acquisition. We held a total of 100% equity interest in Ocean Joy, and Ocean Joy became our sole subsidiary.

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

For periods from June of 2021 to October 26, 2021, we recorded US$0.03 million in interest income earned from Ocean Joy and its subsidiary and US$0.7 million in execution and clearing fees paid to Ocean Joy and its subsidiary.

Transactions with Directors and Executive Officers

We provided brokerage services to our directors and executive officers. These services are provided in the ordinary course of business and are made on substantially the same terms as those prevailing at the same time for comparable transactions with unaffiliated persons. Amounts due from related parties in the consolidated balance sheets as of December 31, 2020 and 2021, were receivable from such directors and executive officers of US$1.5 million and US$1.9 million, respectively. Amounts due to directors and executive officers were nil and US$2.0 million at the end of December 31, 2020 and 2021, respectively. Revenue earned by providing brokerage services and margin loans to such directors and executive officers amounts to nil, US$0.08 million and US$0.1 million for the years ended December 31, 2019, 2020 and 2021, respectively.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” for the Company’s Consolidated Financial Statements including the Notes thereto and reports of its independent registered accounting firms. The Company has not yet implemented a formal policy on dividend distributions.

B. Significant Changes

No significant changes except as disclosed in the annual report else have occurred since December 31, 2021, the date of the financial statements included in this annual report on Form 20-F.

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

C.  Material Contracts

Related Party Agreements

For a discussion of the Company’s related party transactions, please see Item 7.A “Related Party Transactions” and “Notes to the Consolidated Financial Statements-15. Related Party Balances and Transactions.”

Compensation Arrangements

For a description of compensation arrangements with the Company’s directors and executive officers, please see Item 6.B “Compensation.”

Financing

For a description of the Company’s outstanding financing agreements, please see section Item 4. “Information on the Company -A. History and Development of the Company.”

D. Exchange Controls

Other than applicable taxation, anti-money laundering, and counter-terrorist financing law and regulations and certain economic sanctions which may be in force from time to time, as described in “Item 4. Information on the Company-B. Business Overview-Regulation-Regulations Relating to Foreign Exchange,” there are no exchange control regulations or currency restrictions in the Cayman Islands, or any provision of the Articles, which would prevent the transfer of capital or remittance of dividends, interest, and other payments to holders of the Company’s securities who are not residents of the Cayman Islands on a general basis.

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

•	persons holding ADSs or ordinary shares in connection with a trade or business outside the United States;
•	persons whose functional currency for tax purposes is not the U.S. dollar;
•	U.S. expatriates; or
•	persons that actually or constructively own 10% or more of (i) the total combined voting power of all classes of our voting stock or (ii) the total value of all classes of our stock.

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

With respect to non-corporate U.S. Holders, certain dividends received from a qualified foreign corporation may be subject to a reduced capital gains tax rate rather than the marginal tax rates generally applicable to ordinary income. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or in the preceding taxable year) generally will be treated as a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the U.S. that includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the U.S. We expect that our ADSs, which are listed on the Nasdaq Global Select Market, will be readily tradable on an established securities market in the U.S. Since we do not expect our Class A ordinary shares to be listed on an established securities market, we do not believe that dividends we pay on our Class A ordinary shares that are not represented by ADSs will meet the conditions required for the reduced capital gains tax rate. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. Non-corporate U.S. Holders of our ADSs that do not meet a minimum holding period requirement will not be eligible for the reduced capital gain tax rate with respect to our dividends regardless of our status as a qualified foreign corporation. In the event that we are deemed to be a PRC resident enterprise under PRC tax law, we may be eligible for the benefits of the Treaty. Dividends we pay on our ADSs or Class A ordinary shares to non-corporate U.S. Holders during the course of a taxable year during which we are eligible for such benefits would be eligible for the reduced capital gains tax rate, in the case of Class A ordinary shares regardless of whether they are represented by our ADSs. You should consult your own tax advisor regarding the availability of the reduced capital gain tax rate for dividends paid with respect to our ADSs and Class A ordinary shares.

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

Gains from dispositions of our ADSs or Class A ordinary shares may be subject to PRC tax if such gains are deemed as income derived from sources within China for PRC tax purposes. In that case, a U.S. Holder’s amount realized would include the gross amount of the proceeds of the sale or disposition before deduction of the PRC tax. Any gain generally would constitute U.S. source income, which generally does not give rise to foreign tax credits. However, a U.S. Holder that is eligible for the benefits of the Treaty may be able to elect to treat its gain as foreign source gain for foreign tax credit purposes. You should consult your own tax advisors regarding your eligibility for benefits under the Treaty and the creditability of any PRC tax on disposition gains in your particular circumstances.

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

Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, and based on the expected composition of our income and assets and the value of our assets, including goodwill, we do not expect to be classified as a PFIC for the current taxable year ending December 31, 2021 or in the foreseeable future. Despite our expectation, there can be no assurance that we will not be a PFIC in the current taxable year or any future taxable year as PFIC status is tested each taxable year and will depend on the composition of our assets and income in each such taxable year. In particular, in determining the average percentage value of our gross assets, the aggregate value of our assets will generally be deemed to be equal to our market capitalization (the sum of the aggregate value of our outstanding equity) plus our liabilities. Accordingly, we could become a PFIC if our market capitalization were to decrease significantly while we hold substantial cash, cash equivalents or other assets that produce or are held for the production of passive income such as loans to customers. In addition, we expect to increase our margin loan business (where we extend margin loans using our own capital rather than Interactive Brokers’ capital) which will increase our passive interest income. Furthermore, although the law in this regard is not entirely clear, we treat the consolidated VIEs as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with these entities. If it were determined, however, that we are not the owner of the consolidated VIEs for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, which could result in a determination that we were a PFIC for the current or subsequent taxable years.

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

To compute the tax on “excess distributions” or any gain, (i) the “excess distribution” or the gain would be allocated ratably to each day in your holding period, (ii) the amount allocated to the current year and any tax year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income in the current year, (iii) the amount allocated to other taxable years would be taxable at the highest applicable marginal rate in effect for that year, and (iv) an interest charge at the rate for underpayment of taxes for any period described under (iii) above would be imposed on the resulting tax liability on the portion of the “excess distribution” or gain that is allocated to such period. In addition, no distribution that you receive from us would qualify for taxation at the reduced capital gain tax rate discussed under “Item 10.E Taxation-Dividends on ADSs and Class A ordinary shares” section above if we were a PFIC in the taxable year in which such distribution is made or in the preceding taxable year.

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

If we were a PFIC in any year, you would generally be able to avoid the “excess distribution” rules described above by making a timely so-called “mark-to-market” election with respect to your ADSs provided they are “marketable.” Our ADSs will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the Nasdaq. If you made this election in a timely fashion, you would generally recognize as ordinary income or ordinary loss the difference between the fair market value of your ADSs as of the close of any taxable year and your adjusted tax basis in such ADSs. Any ordinary income resulting from this election would generally be taxed at ordinary income rates and would not be eligible for the reduced capital gain tax rate discussed under “Item 10.E Taxation-Dividends on ADSs and Class A ordinary shares” section above. Any ordinary losses would be deductible, but only to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADSs or Class A ordinary shares would be adjusted to reflect any such income or loss. If you make a mark-to-market election with respect to our ADSs, but for a later taxable year either our ADSs no longer constitute “marketable stock” or we cease being a PFIC, you will not be subject to the mark-to market rules described above for such taxable year. The mark-to-market election will not be available for any lower tier PFIC that you may be deemed to own pursuant to the attribution rules discussed above. You should consult your own tax advisor regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ADSs.

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

U.S. Information Reporting and Backup Withholding Rules

Dividend payments with respect to the ADSs and Class A ordinary shares and the proceeds received on the sale or other disposition of ADSs and Class A ordinary shares may be subject to information reporting to the IRS and to backup withholding. Backup withholding will not apply, however, if (i) a U.S. Holder is an exempt recipient, or if (ii) the U.S. Holder provides a taxpayer identification number, certifying that the U.S. Holder is not subject to backup withholding. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder will be refunded or credited against such U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely provided to the IRS. Certain U.S. Holders who hold “specified foreign financial assets”, including stock of a non-U.S. corporation that is not held in an account maintained by a U.S. “financial institution” may be required to attach to their tax returns for the year certain specified information. A U.S. Holder who fails to timely furnish the required information may be subject to a penalty. You are advised to consult with its own tax advisor regarding the application of the U.S. information reporting and backup withholding rules to your particular circumstances.

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

Foreign Exchange Risk

While most of our revenues are denominated in U.S. dollars and Hong Kong dollars and our expenses are denominated in Renminbi and U.S. dollars, the Company has not used any derivative financial instruments to hedge exposure to such risk as our exposure to foreign exchange risks should be limited in general per management’s assessment. Our results of operations and financial condition will be affected by the exchange rate between U.S. dollar and Hong Kong dollar as well as between U.S. dollar and Renminbi because a substantial portion of our operating costs and expenses is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars. We may seek to reduce the currency risk by entering foreign currency instruments in the future. Currently we did not hold any currency hedging instruments position as of December 31, 2020 and 2021 due to immaterial impact on our daily operation and financials, whilst the Company has been monitoring the exchange rates which may affect our business and financials and will take necessary actions to mediate foreign exchange risks. See Item 3.D “Risk Factors.”

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

Up to US$0.05 per ADS issued
• Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled
• Distribution of cash dividends	Up to US$0.05 per ADS held
• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held
• Distribution of ADSs pursuant to exercise of rights	Up to US$0.05 per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held
• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

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

None of these events occurred in any of the years ended December 31, 2019, 2020 and 2021.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

See the information contained in Item 10. B. “Memorandum and Articles of Association.”

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2021. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, concluded that, our disclosure controls and procedures were effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2021.

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

Remediation of the Material Weakness in Internal Control over Financial Reporting

As of December 31, 2021, based on our management’s assessment on the performance of certain remediation measures (specified below), we determined that the material weaknesses in our internal control over financial reporting previously identified by us and our independent registered public accounting firm in connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2019 and 2020 had been remediated.

The material weaknesses identified relate to (i) insufficient accounting personnel with appropriate knowledge of U.S. GAAP and lack of comprehensive accounting policies and procedures in accordance with U.S. GAAP, and (ii) lack of a systematic risk assessment process over financial reporting.

To remedy the identified material weaknesses, we have adopted a number of measures to improve our internal control over financial reporting. We have increased the number of employees with knowledge of U.S. GAAP and SEC regulations within our finance and accounting department since 2019, and we have been implementing a comprehensive accounting manual to guide the day-to-day accounting operation and reporting work and measures to improve controls of our information systems. The internal control department was set up in September 2019. Our colleagues have rich experiences in the internal control and compliance management of US-listed companies. The internal control department has reviewed the internal control system of the company in 2021, and rectification of the spotted issues have been accomplished. In addition, we plan to (i) continue to provide our accounting staff with U.S. GAAP training, and (ii) develop and implement a systematic risk assessment process over financial reporting. We will continue to take continuous measures to correct our internal control deficiencies and ensure that the company's internal controls meet SOX404 compliance requirements.

Attestation Report of the Independent Registered Public Accounting Firm

KPMG Huazhen LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2021 as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the years ended December 31,
	2020(3)	2021
	US$ ‘000	US$ ‘000
Audit fees (1)	1,543	2,380
Tax fees (2)	46	47
	1,589	2,427

(1)

Audit fees represent the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements, the review of our quarterly financial statements.

(2)	Tax fees represent the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditor for tax compliance, tax advice, and tax planning.

(3)	On December 9, 2020, we engaged KPMG Huazhen LLP as our independent registered public accounting firm to replace Deloitte Touche Tohmatsu Certified Public Accountants LLP.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Tiger Brokers (NZ) LimitedTiger Brokers (NZ) Limited Tiger Brokers (NZ) Limited

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

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
•
•
•
•

The Company is a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Tianhua Wu, our founder, director and chief executive officer, holds more than 50% of our total voting power. For so long as we remain as a controlled company, we are permitted to elect to, and may, rely on certain exemptions from corporate governance requirements otherwise applicable.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 18. Financial Statements

The audited Consolidated Financial Statements as required under Item 18 are attached hereto starting on page F-1 of this annual report on Form 20-F.

Item 19. Exhibits

A list of exhibits included as part of this annual report on Form 20-F is set forth in the Index to Exhibits immediately following this Item 19.

INDEX TO EXHIBITS

Exhibit No.		Exhibit Description	Incorporated by Reference to
1.1	†	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant	Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

2.1	†	Description of the registrant’s securities registered pursuant to Section 12 of the Exchange Act.	Exhibit 2.1 to the annual report on Form 20-F (File No. 001-38833) filed with the SEC on April 29, 2020

2.2	†	Specimen American Depositary Receipt (contained in Exhibit 2.4)	Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

2.3	†	Specimen Form of Class A Ordinary Share Certificate	Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

2.4	††	Form of Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder	Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

2.5	†	Form of Registration Rights Agreement	Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

3.1	†	Form of Irrevocable Voting Proxy by and among holders of options awarded under the 2018 Share Incentive Plan and the 2019 Performance Incentive Plan and Wu Tianhua	Exhibit 3.1 to the annual report on Form 20-F (File No. 001-38833) filed with the SEC on April 29, 2020

4.1	†	English translation of Exclusive Business Cooperation Agreement between Ningxia Rongke and Ningxia Yixin dated June 7, 2018	Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.2	†

English translation of Exclusive Option Contract among Ningxia Yixin, shareholders of Ningxia Rongke and Ningxia Rongkee dated December 17, 2018, which restated and amended the version dated June 7, 2018

Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.3	†

English translation of Equity Pledge Contract among Beijing Bohu, shareholders of Beijing xiangshang Rongke and Beijing xiangshang Rongke dated April 13, 2021, which replaced the version dated June 7, 2018

Exhibit 4.3 to the annual report on Form 20-F (File No. 001-38833) filed with the SEC on April 28, 2021

4.4	†	English translation of the Power of Attorney by Ningxia Yixin and shareholders of Ningxia Rongke dated December 17, 2018, which restated and amended the version dated June 7, 2018	Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.5	†	English translation of the form of Spouse Consent Letter by the spouse of each married shareholder of Ningxia Rongke	Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.6	†	English translation of Exclusive Business Cooperation Agreement between Beijing Yixin and Beijing Yiyi dated October 30, 2018	Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.7	†	English translation of Exclusive Option Contract among Beijing Yixin, shareholders of Beijing Yiyi and Beijing Yiyi dated October 30, 2018	Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.8	†	English translation of Equity Pledge Contract among Beijing Yixin, shareholders of Beijing Yiyi and Beijing Yiyi dated October 30, 2018	Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.9	†	English translation of the Power of Attorney between Beijing Yixin and shareholders of Beijing Yiyi dated October 30, 2018	Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.10	†	English translation of the form of Spouse Consent Letter by the spouse of each married shareholder of Beijing Yiyi	Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.11	†	Form of Employment Agreement between the Registrant and its executive officers	Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.12	†	Form of Indemnification Agreement between the Registrant and its directors and executive officers	Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.13	†	Consolidated Clearing Agreement between IB LLC and Top Capital Partners Limited	Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.14	†	Fully Disclosed Clearing Agreement between IB LLC and Top Capital Partners Limited	Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.15	†	English translation of the Lease Contract of Grandyvic Building for the registrant’s Beijing office	Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.16	†	Subscription Agreement by and between the Registrant and IB Global Investments LLC dated March 8, 2019	Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.17	†	UP Fintech Holding Limited Share Incentive Plan adopted in June 2018 and amended in December 2018	Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.18	†	UP Fintech Holding Limited Amended and Restated 2019 Performance Incentive Plan	Exhibit 10.1 to the registration statement on Form S-8 (File No. 333-259241) filed with the SEC on September 1, 2021

8.1		List of principal subsidiaries and consolidated affiliated entities of the Registrant

11.1	†	Code of Business Conduct and Ethics	Exhibit 99.8 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

12.1		Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer

12.2		Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer

13.1		Certification of the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2		Certification of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1		Consent of KPMG Huazhen LLP Certified Public Accountants

15.2		Consent of Deloitte Touche Tohmatsu Certified Public Accountants

15.3	Consent of DaHui Lawyers

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

UP FINTECH HOLDING LIMITED

/s/ Tianhua Wu
Name: Tianhua Wu
Title: Chief Executive Officer and Director

Dated: April 28, 2022

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of UP Fintech Holding Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of operations, comprehensive loss, change in shareholders’ equity and cash flows of UP Fintech Holding Limited and its subsidiaries (the "Company") for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

UP Fintech Holding Limited:

Opinion on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of UP Fintech Holding Limited and its subsidiaries (the Company) as of December 31, 2020 and 2021, the related consolidated statements of comprehensive income (loss), changes in shareholders’ equity (deficit), and cash flows for the years ended December 31, 2020 and 2021, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2021, and the results of its operations and its cash flows for the years ended December 31, 2020 and 2021, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Realizability of deferred tax assets

As discussed in Notes 2 and 8 to the consolidated financial statements, the Group’s deferred tax assets and valuation allowance were US$19,101,422 and US$5,224,095, respectively, as of December 31, 2021. Deferred tax assets are reduced by a valuation allowance if, in the opinion of management, it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized.  The realizability of deferred tax assets requires significant judgment associated with evaluation of past and projected financial performance which incorporates projections of future taxable income by tax-paying component.

We identified the evaluation of the realizability of deferred tax assets as a critical audit matter. A high degree of subjective auditor judgment was required in assessing the Group’s forecasted revenue, operating cost and expenses by tax-paying component which are the key assumptions in estimating future taxable income over the period in which deferred tax assets will be realized. Such key assumptions are sensitive to variation, such that minor changes could have an impact on the Group’s evaluation of the realizability of the deferred tax assets.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Group’s evaluation of the realizability of deferred tax assets process, including controls related to the development of assumptions in estimating future taxable income. We assessed the Group’s estimate of future taxable income by tax-paying component, including forecasted revenue and operating cost and expenses by comparing them to historical results. We compared the historical forecasts of taxable income to actual results to assess the Group’s ability to accurately forecast. We also performed sensitivity analysis over the assumptions related to the forecasted revenue, operating cost and expenses by tax-paying component to assess the impact of changes in those assumptions on the realizability assessment. We involved income tax professionals with specialized skills and knowledge, who assisted in assessing the Group’s interpretation and application of the relevant tax laws and regulations used to calculate future taxable income.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2020.

Beijing, China

April 28, 2022

UP FINTECH HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

	As of December 31,
	2020	2021
	US$	US$
Assets:
Cash and cash equivalents	79,652,897	269,057,708
Cash-segregated for regulatory purpose	867,946,754	1,431,827,247
Term deposits	18,698,143	3,044,461
Receivables from customers (net of allowance of US$91,788 and US$518,741 as of December 31, 2020 and 2021)	372,215,645	664,657,453
Receivables from brokers, dealers, and clearing organizations (net of allowance of nil as of December 31, 2020 and 2021):
Related parties	764,318,932	804,639,024
Others	32,547,428	75,143,153
Financial instruments held, at fair value	562,536	3,902,987
Prepaid expenses and other current assets	11,214,430	16,051,623
Amounts due from related parties	5,065,222	2,947,871
Total current assets	2,152,221,987	3,271,271,527
Right-of-use assets	7,280,763	6,613,520
Property, equipment and intangible assets, net	9,693,034	14,031,652
Goodwill	2,421,403	2,492,668
Long-term investments	6,480,951	9,777,844
Other non-current assets	4,299,246	4,973,085
Deferred tax assets	9,919,967	12,258,360
Total assets	2,192,317,351	3,321,418,656
Liabilities:
Payables to customers	1,696,164,267	2,509,492,814
Payables to brokers, dealers and clearing organizations
Related parties	218,574,120	170,338,199
Others	5,135,941	499,978
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of US$12,345,185 and US$15,611,533 as of December 31, 2020 and 2021, respectively)	27,138,201	33,746,177
Deferred income - current	844,558	1,213,647
Lease liabilities - current (including lease liabilities - current of the consolidated VIEs without recourse to the Group of US$1,743,537 and US$1,057,862 as of December 31,2020 and 2021, respectively)	3,514,592	2,610,041
Amount due to related parties	—	2,039,287
Total current liabilities	1,951,371,679	2,719,940,143
Convertible bonds
Related party	—	25,330,766
Others	—	123,510,910
Deferred income – non-current	1,565,843	1,382,091
Lease liabilities – non-current (including lease liabilities – non-current of the consolidated VIEs without recourse to the Group of US$1,158,044 and US$6,858 as of December 31, 2020 and 2021, respectively)	3,692,701	3,092,913
Deferred tax liabilities	—	1,535,965
Total liabilities	1,956,630,223	2,874,792,788
Commitments and Contingencies
Shareholders’ equity:
Class A ordinary shares (US$0.00001 par value; 4,662,388,278 shares authorized as of December 31, 2020 and 2021, 1,794,357,434 and 2,059,987,139 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	17,944	20,599
Class B ordinary shares (US$0.00001 par value; 337,611,722 shares authorized as of December 31, 2020 and 2021, 337,611,722 and 222,111,722 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	3,376	2,221
Additional paid-in capital	291,827,379	484,335,291
Statutory reserve	2,663,551	3,562,888
Accumulated deficit	(59,579,495)	(45,788,131)
Treasury stock (10,429,305 and 10,429,305 shares as of December 31, 2020 and 2021, respectively)	(2,172,819)	(2,172,819)
Accumulated other comprehensive income	2,927,192	6,665,819
Total UP Fintech Holding Limited shareholder’s equity	235,687,128	446,625,868
Total liabilities and equity	2,192,317,351	3,321,418,656

The accompanying notes are an integral part of these consolidated financial statements.

UP FINTECH HOLDING LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

	For the years ended December 31,
	2019	2020	2021
	US$	US$	US$
Revenues(a)
Commissions	26,697,958	77,628,521	147,198,648
Interest related income
Financing service fees	7,926,766	6,576,622	9,268,819
Interest income	16,505,185	31,754,541	70,335,156
Other revenues	7,532,991	22,537,006	37,685,539
Total revenues	58,662,900	138,496,690	264,488,162
Interest expense(a)	(4,101,528)	(10,102,290)	(18,378,823)
Total Net Revenues	54,561,372	128,394,400	246,109,339
Operating cost and expenses:
Execution and clearing(a)	(2,519,238)	(12,645,113)	(31,143,578)
Employee compensation and benefits (including share-based compensation of US$4,062,600, US$6,054,612 and US$13,370,377 for the years ended December 31, 2019, 2020 and 2021, respectively)	(35,787,458)	(50,039,073)	(87,160,214)
Occupancy, depreciation and amortization	(3,572,260)	(4,735,881)	(6,134,991)
Communication and market data(a)	(6,494,006)	(10,320,505)	(22,121,263)
Marketing and branding(a)	(7,103,178)	(15,871,777)	(59,264,634)
General and administrative(a)	(9,259,484)	(13,748,818)	(22,705,839)
Total operating cost and expenses	(64,735,624)	(107,361,167)	(228,530,519)
Other income:
Fair value change from convertible bonds	—	—	4,194,848
Others, net	869,028	996,559	(2,719,196)
(Loss) income before income taxes	(9,305,224)	22,029,792	19,054,472
Income tax benefit (expense)	3,355,366	(2,850,547)	(4,363,771)
Net (loss) income	(5,949,858)	19,179,245	14,690,701
Less:
Net income attributable to redeemable non-controlling interests	639,573	3,114,452	—
Net (loss) income attributable to ordinary shareholders of UP Fintech Holding Limited	(6,589,431)	16,064,793	14,690,701
Net (loss) income per share attributable to ordinary shareholders of UP Fintech Holding Limited:
Basic	(0.00)	0.01	0.01
Diluted	(0.00)	0.01	0.01
Weighted average shares used in calculating net (loss) income per ordinary share:
Basic	1,751,784,176	2,117,904,025	2,205,186,257
Diluted	1,751,784,176	2,162,232,325	2,335,717,204
Other comprehensive (loss) income, net of tax:
Unrealized gain on available-for-sale securities (net of tax effect of nil, US$6,284 and nil for the years ended December 31, 2019, 2020 and 2021, respectively)	—	41,149	1,899,605
Change in cumulative foreign currency translation adjustment	(321,433)	3,752,464	1,839,022
Total Comprehensive (loss) income	(6,271,291)	22,972,858	18,429,328
Total Comprehensive income attributable to redeemable non-controlling interests	639,573	3,114,452	—
Total Comprehensive (loss) income attributable to ordinary shareholders of UP Fintech Holding Limited	(6,910,864)	19,858,406	18,429,328

UP FINTECH HOLDING LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

(a)	Includes the following revenues, costs and expenses resulting from transactions with related parties for the years ended December 31, 2020 and 2021 (note 15):

	For the years ended December 31,
	2020	2021
	US$	US$

Commissions	35,559,807	30,446,244
Interest related income
Financing service fees	6,576,622	9,268,819
Interest income	21,966,305	31,776,764
Other revenues	8,014,524	15,556,298
Interest expense	(9,316,150)	(13,938,263)
Execution and clearing	(7,150,700)	(17,510,426)
Communication and market data	—	(94,333)
Marketing and branding	(397,590)	—
General and administrative	(700,000)	—
Fair value change from convertible bonds	—	2,860,123

The accompanying notes are an integral part of these consolidated financial statements.

UP FINTECH HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

	Class A ordinary shares		Class B ordinary shares		Treasury stock purchases		Series Angel convertible preferred shares
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
		US$		US$		US$		US$
Balance as of January 1, 2019	216,546,541	2,166	337,611,722	3,376	—	—	419,736,104	4,197
Issuance of Class A ordinary shares upon initial public offering, net of offering costs of US$3,462,099	237,375,000	2,373	—	—	—	—	—	—
Conversion of convertible preferred shares to Class A ordinary shares upon initial public offering	1,229,518,986	12,295	—	—	—	—	(419,736,104)	(4,197)
Issuance of Class A ordinary shares in relation to the acquisition of TradeUp Securities Inc(US)	8,508,390	85	—	—	—	—	—	—
Issuance of Class A ordinary shares upon settlement of share-based awards	85,269,532	853	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	—	—
Provision of statutory reserve	—	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—
Acquisition of additional equity interest from non-controlling shareholders	—	—	—	—	—	—	—	—
Investment in sponsored fund from non-controlling shareholders	—	—	—	—	—	—	—	—
Net income (loss)	—	—	—	—	—	—	—	—
Balance as of December 31, 2019	1,777,218,449	17,772	337,611,722	3,376	—	—	—	—
Issuance of Class A ordinary shares upon settlement of share-based awards	17,138,985	172	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	—	—
Treasury stock purchases	—	—	—	—	10,429,305	(2,172,819)	—	—
Provision of statutory reserve	—	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—
Unrealized gain on available-for-sale securities	—	—	—	—	—	—	—	—
Investment in sponsored fund from non-controlling shareholders	—	—	—	—	—	—	—	—
Disposal of sponsored fund from non-controlling shareholders	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—
Balance as of December 31, 2020	1,794,357,434	17,944	337,611,722	3,376	10,429,305	(2,172,819)	—	—
Issuance of Class A ordinary shares upon settlement of share-based awards	38,004,705	379	—	—	—	—	—	—
Class B ordinary shares converted into Class A ordinary shares	115,500,000	1,155	(115,500,000)	(1,155)	—	—	—	—
Issuance of ordinary shares upon follow-on public offering	112,125,000	1,121	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	—	—
Provision of statutory reserve	—	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—
Unrealized gain on available-for-sale securities	—	—	—	—	—	—	—	—
Equity component of convertible bonds	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—
Balance as of December 31, 2021	2,059,987,139	20,599	222,111,722	2,221	10,429,305	(2,172,819)	—	—

	Additional paid in capital	Statutory Reserves	Accumulated other comprehensive income (loss)	Accumulated deficit	Non controlling interests	Total shareholders’ equity (deficit）	Redeemable non-controlling interest of sponsored fund
	US$	US$	US$	US$	US$	US$	US$
Balance as of January 1, 2019	42,520,332	—	(544,988)	(66,391,306)	(1,471,734)	(25,877,957)	2,204,940
Issuance of Class A ordinary shares upon initial public offering, net of offering costs of US$3,462,099	114,763,528	—	—	—	—	114,765,901	—
Conversion of convertible preferred shares to Class A ordinary shares upon initial public offering	122,692,824	—	—	—	—	122,700,922	—
Issuance of Class A ordinary shares in relation to the acquisition of TradeUp Securities Inc(US)	2,999,915	—	—	—	—	3,000,000	—
Issuance of Class A ordinary shares upon settlement of share-based awards	200,157	—	—	—	—	201,010	—
Share-based compensation	4,062,600	—	—	—	—	4,062,600	—
Provision of statutory reserve	—	724,008	—	(724,008)	—	—	—
Foreign currency translation adjustment	—	—	(321,433)	—	—	(321,433)	—
Acquisition of additional equity interest from non-controlling shareholders	(1,471,734)	—	—	—	1,471,734	—	—
Investment in sponsored fund from non-controlling shareholders	—	—	—	—	—	—	239,609
Net income(loss)	—	—	—	(6,589,431)	—	(6,589,431)	639,573
Balance as of December 31, 2019	285,767,622	724,008	(866,421)	(73,704,745)	—	211,941,612	3,084,122
Issuance of Class A ordinary shares upon settlement of share-based awards	5,145	—	—	—	—	5,317	—
Share-based compensation	6,054,612	—	—	—	—	6,054,612	—
Treasury stock purchases	—	—	—	—	—	(2,172,819)	—
Provision of statutory reserve	—	1,939,543	—	(1,939,543)	—	—	—
Foreign currency translation adjustment	—	—	3,752,464	—	—	3,752,464	—
Unrealized gain on available-for-sale securities	—	—	41,149	—	—	41,149	—
Investment in sponsored fund from non-controlling shareholders	—	—	—	—	—	—	4,251,549
Disposal of sponsored fund from non-controlling shareholders	—	—	—	—	—	—	(10,450,123)
Net income	—	—	—	16,064,793	—	16,064,793	3,114,452
Balance as of December 31, 2020	291,827,379	2,663,551	2,927,192	(59,579,495)	—	235,687,128	—
Issuance of Class A ordinary shares upon settlement of share-based awards	549,605	—	—	—	—	549,984	—
Class B ordinary shares converted into Class A ordinary shares	—	—	—	—	—	—	—
Issuance of ordinary shares upon follow-on public offering	175,420,473	—	—	—	—	175,421,594	—
Share-based compensation	13,370,377	—	—	—	—	13,370,377	—
Provision of statutory reserve	—	899,337		(899,337)	—	—	—
Foreign currency translation adjustment	—	—	1,839,022	—	—	1,839,022	—
Unrealized gain on available-for-sale securities	—	—	1,899,605	—	—	1,899,605	—
Equity component of convertible bonds	3,167,457	—	—	—	—	3,167,457	—
Net income	—	—	—	14,690,701	—	14,690,701	—
Balance as of December 31, 2021	484,335,291	3,562,888	6,665,819	(45,788,131)	—	446,625,868	—

The accompanying notes are an integral part of these consolidated financial statements.

UP FINTECH HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

	For the years ended December 31,
	2019	2020	2021
	US$	US$	US$
Cash flows from operating activities:
Net (loss) income	(5,949,858)	19,179,245	14,690,701
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Share-based compensation	4,062,600	6,054,612	13,370,377
Depreciation and amortization	752,167	928,414	1,338,968
Unrealized fair value change of financial instruments held, at fair value	(1,659,469)	(6,281)	(1,081,873)
(Gain) loss on disposal of subsidiaries	(467,500)	—	115,681
Loss from equity investments, including impairments	755,524	191,603	571,440
Allowance for doubtful accounts	—	91,788	426,953
Loss on disposal of property and equipment	34,467	119,136	24,844
Foreign currency exchange (gain) loss	(284,153)	2,918,701	3,265,271
Deferred tax (benefit) expense	(6,215,140)	1,772,670	(662,310)
Interest expense from convertible bonds	—	—	1,294,203
Fair value change from convertible bonds	—	—	(4,194,848)
Changes in operating assets and liabilities:
Financial instruments held, at fair value	(6,627,630)	14,324,985	(2,258,578)
Receivables from customers	(101,438,442)	(266,193,537)	(292,868,761)
Receivables from brokers, dealers and clearing organizations(a)	(183,103,763)	(602,544,944)	(82,000,320)
Amounts due from/to related parties	401,748	(390,683)	3,084,210
Prepaid expenses and other current assets	(1,259,888)	(3,531,256)	(4,350,422)
Operating lease right-of-use assets	2,251,301	(1,548,204)	667,243
Other non-current assets	(435,614)	(130,244)	(1,072,518)
Payables to customers	481,105,480	1,183,682,588	810,443,951
Payables to brokers, dealers and clearing organizations(a)	55,078,762	168,580,067	(52,871,884)
Accrued expenses and other current liabilities	6,200,824	10,256,244	6,590,630
Operating lease liabilities	(2,142,202)	1,365,635	(1,504,339)
Deferred income	2,249,925	160,476	185,337
Net cash provided by operating activities	243,309,139	535,281,015	413,203,956
Cash flows from investing activities:
Purchase of property, equipment and intangible assets	(1,317,435)	(978,142)	(4,967,842)
Disposal of property, equipment and software	—	—	3,308
Prepayment for acquisition and long-term investments subject to certain closing conditions	(854,891)	—	—
Payment for long-term investments	(600,000)	—	(2,450,736)
Cash paid for acquisition, net of cash acquired	(6,008,680)	—	2,584,303
Cash-segregated for regulatory purpose acquired from acquisition	22,094,198	—	2,166,432
Repayment of loans from related parties	1,585,591	—	110,487
Cash received from disposal of a subsidiary	106,105	—	79,634
Purchase of term deposits	(65,601,207)	(31,449,568)	(17,460,305)
Maturity of term deposits	29,999,865	78,374,132	33,088,423
Advances to employees	(1,154,938)	(1,462,052)	(126,779)
Loans to related parties	(288,719)	(928,751)	(2,155,038)
Dividend received	—	—	46,938
Net cash (used in) provided by investing activities	(22,040,111)	43,555,619	10,918,825
Cash flows from financing activities:
Proceeds received from issuance of convertible bonds	—	—	154,909,777
Proceeds received from issuance of Series C convertible redeemable preferred shares	800,000	—	—
Net proceeds received from follow-on public offering (net of offering cost of US$1,215,162)	—	—	175,421,594
Net proceeds received from initial public offering (net of offering cost of US$3,462,099)	114,765,901	—	—
Proceeds received from issuance of Class A Ordinary Shares upon settlement of share-based awards	201,010	5,317	549,984
Capital contribution in sponsored fund from redeemable non-controlling interest	239,609	4,251,549	—
Payment to redeemable non-controlling interest due to disposal of sponsored fund	—	(10,450,123)	—
Repayment of loans to bank	(1,100,000)	—	—
Purchases of treasury stock	—	(2,172,819)	—
Net cash provided by (used in) financing activities	114,906,520	(8,366,076)	330,881,355
Increase in cash, cash equivalents and restricted cash	336,175,548	570,470,558	755,004,136
Effect of exchange rate changes	45,693	(194,554)	(1,718,832)
Cash, cash equivalents and restricted cash at beginning of the year	41,102,406	377,323,647	947,599,651
Cash, cash equivalents and restricted cash at end of the year	377,323,647	947,599,651	1,700,884,955
Cash, cash equivalents and restricted cash:
Cash and cash equivalents	59,408,555	79,652,897	269,057,708
Cash-segregated for regulatory purpose	317,915,092	867,946,754	1,431,827,247
Supplemental disclosure of cash flow information:
Income taxes paid	762,179	266,269	5,586,372
Acquisition consideration paid	6,348,290	—	1,079,830
Non-cash investing activity:
Loan converted to long‑term investment	3,846,699	—	—
Prepayment converted to long-term investment and loans to related parties	—	654,891	—

UP FINTECH HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

(a)	Includes the following changes in operating assets and liabilities resulting from transactions with related parties for the years ended December 31, 2020 and 2021:

	For the years ended December 31,
	2020	2021
	US$	US$
Cash flows from operating activities:
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Interest expense from convertible bonds	—	350,519
Fair value change from convertible bonds	—	(2,860,123)
Changes in operating assets and liabilities:
Receivables from brokers, dealers and clearing organizations	(579,271,721)	(40,320,092)
Payables to brokers, dealers and clearing organizations	164,799,238	(48,235,921)

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

As of December 31, 2021, details of the Group’s major principal operating subsidiaries, VIEs and VIEs’ subsidiaries were as follows:

	Date of incorporation or acquisition	Place of establishment/ incorporation	Percentage of legal ownership
Subsidiaries:
Tiger Brokers (NZ) Limited (“TBNZ”)	August 02, 2016	New Zealand	100%
Up Fintech International Limited (“Up International”)	February 08, 2018	Hong Kong	100%
Tiger Fintech (Singapore) PTE Ltd. (“Tiger SG”)	March 13, 2018	Singapore	100%
Tiger Brokers (Singapore) PTE Ltd. (“Tiger Brokers SG”)	March 27, 2018	Singapore	100%
US Tiger Securities, Inc. (“US Tiger Securities”)	March 30, 2018	United States of America(“USA”)	100%
Beijing Bohu Xiangshang Technology Co., LTD (“Beijing BHXS”,“Beijing WFOE I”)	May 17, 2018	PRC	100%
Tiger Fintech Holdings, Inc (“Tiger Fintech Holdings”)	July 09, 2018	USA	100%
Beijing Xiangshang Yixin Technology Co., Ltd (“Beijing Yixin”,“Beijing WFOE II”)	July 26, 2018	PRC	100%
Trading Front Inc (“Trading Front”)	August 01, 2018	USA	100%
Wealthn LLC (“Wealthn”)	August 01, 2018	USA	100%
Kastle Limited (“Kastle”)	October 15, 2018	Hong Kong	100%
Tung Chi Consulting Limited (“Tung Chi”)	January 29, 2019	Hong Kong	100%
TradeUP Securities Inc (US) (“TradeUP Securities”)[1]	July 12, 2019	USA	100%
Tradeup Inc. (“Tradeup”)	October 10, 2019	USA	100%
Hangzhou U-Tiger Technology Co. LTD (“Hangzhou U-Tiger”)	April 09,2020	PRC	100%
Tiger Fintech (NZ) Limited (“TFNZ”)	May 17, 2021	New Zealand	100%
Tiger Services (AU) Pty Ltd (“Tiger Services AU”)	August 27, 2021	Australia	100%
Tiger Brokers (HK) Global Limited (“Tiger Brokers HK”)[2]	October 26, 2021	Hong Kong	100%
VIEs:
Beijing Xiangshang Rongke Technology Co. LTD (“Beijing Rongke”, “Ningxia VIE”)[3]	June 11, 2014	PRC	Consolidated VIE
Beijing Xiangshang Yiyi Laohu Technology Group Co., LTD (“Beijing Yiyi”, “Beijing VIE”)	October 29, 2018	PRC	Consolidated VIE
VIEs’ subsidiaries:
Tiger Technology Corporation Limited (“Tiger Technology”)	October 14, 2014	Hong Kong	VIE’s subsidiary
Beijing U-Tiger Network Technology Co., LTD (“Beijing U-Tiger Network”)	April 20, 2016	PRC	VIE’s subsidiary
Beijing U-Tiger Business Service Co., Ltd (“Beijing U-Tiger Business”)	April 21, 2016	PRC	VIE’s subsidiary
Beijing Chenhao Technology Co., LTD. (“Beijing Chenhao”)	August 11, 2016	PRC	VIE’s subsidiary
Beijing Zhijianfengyi Information Technology Co., Ltd (“Beijing ZJFY”)	January 25, 2018	PRC	VIE’s subsidiary
Shenzhen Xiang Shang Hu Xun Technology Co., LTD (“HuXun”)	June 20, 2018	PRC	VIE’s subsidiary
Beijing Huyi Technology Co., Ltd (“Huyi”)	September 05, 2018	PRC	VIE’s subsidiary
Guangzhou U-Tiger Technology Co., LTD (“Guangzhou U Tiger”)	December 24, 2018	PRC	VIE’s subsidiary

1 In August 2021, the name of “Marsco Investment Corporation” was changed to “Tradeup Securities Inc(US)”.

2 In December 2021, the name of “Ocean Joy Securities Limited” was changed to “Tiger Brokers (HK) Global Limited”.

3 In May 2021, the name of “Ningxia Xiangshang Rongke Technology Co., LTD” was changed to “Beijing Xiangshang Rongke Technology Co. LTD”.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

History of the Group and reorganization under identical common ownership

The Group’s history began in June 2014 with the commencement of operations of Beijing Rongke, as a limited liability company in PRC incorporated by Mr. Tianhua, Wu, Chief Executive Officer (the “CEO”). From December 2014 to January 2017, after the incorporation of the Beijing Rongke, series Angel, A, B, B+ investors (collectively, the “equity investors”) each acquired certain equity interest with preferential rights of Beijing Rongke.

In June 2018, the Company undertook a series of reorganization transactions to re-domicile its business from the PRC to the Cayman Islands (the “Re-domiciliation”). The main purpose of the Re-domiciliation was to establish a Cayman holding company for the existing business in preparation for its overseas initial public offering. At the same shareholding percentages and the rights of each shareholder were substantially the same in Beijing Rongke and the Company, the Re-domiciliation was accounted for as a reorganization of entities under common ownership. As a result, Beijing Rongke’s historical financial information was consolidated in the consolidated financial statements of the Group since the beginning of the periods presented.

The VIE arrangements

To provide the Company control over the VIEs and the rights to the expected residual returns of the VIEs and VIEs’ subsidiaries, on June 7, 2018, Beijing WFOE I, entered into a series of contractual arrangements as described below, and as amended on December 17, 2018, with the Beijing Rongke and its equity investors. On October 30, 2018, Beijing WFOE II entered into a series of substantially same contractual arrangements with Beijing Yiyi.

As a result of entering into these contractual agreements, the Company through its wholly owned subsidiaries, Beijing WFOE I and Beijing WFOE II (the “WOFEs”), has (1) power to direct the activities of the VIEs that most significantly affect the entities' economic performance and (2) the right to receive economic benefits of the VIEs that could be significant to the VIEs. Accordingly, The Company is considered the primary beneficiary of the VIEs and consolidate the VIEs’ financial results of operations, assets, and liabilities in the Company’s consolidated financial statements. The Company also believes that this ability to exercise control ensures that the VIEs will continue to execute and renew the exclusive business cooperation agreements and pay service fees to the Company. The ability to charge service fees in amounts determined at the Company’s sole discretion, and by ensuring that the exclusive business cooperation agreements are executed and renewed indefinitely, the Company has the right to receive substantially all of the economic benefits from the VIEs.

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

The VIE arrangements (Continued)

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

Risks in relation to the VIE structure (Continued)

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs and VIEs’ subsidiaries taken as a whole, which were included in the Group’s consolidated financial statements with intercompany balances and transactions eliminated between the VIEs and VIEs’ subsidiaries:

	As of December 31,
	2020	2021
	US$	US$
Current assets	48,118,025	51,873,657
Non-current assets	16,253,660	16,083,322
Total assets	64,371,685	67,956,979
Current liabilities	25,955,828	25,422,094
Non-current liabilities	1,158,044	6,858
Total liabilities	27,113,872	25,428,952

	For the years ended December, 31
	2019	2020	2021
	US$	US$	US$
Total revenues	44,134,256	16,191,693	65,295,325
Net income (loss)	16,505,238	(7,524,524)	(700,720)

	For the years ended December, 31
	2019	2020	2021
	US$	US$	US$
Net cash provided by (used in) operating activities	6,567,594	(597,323)	18,431,299
Net cash (used in) provided by investing activities	(10,240,498)	646,647	(4,048,620)
Net cash provided by (used in) financing activities	43,730	311,688	(5,091,778)

Total assets as of December 31, 2020 and 2021 disclosed above include amounts due from internal companies within the Group, amounting to US$38,117,451 and US$29,039,312, respectively. Total liabilities as of December 31, 2020 and 2021 disclosed above include amounts due to the internal companies amounting to US$11,867,106 and US$8,752,699, respectively. During 2019, 2020 and 2021, the VIEs earned inter-company total revenues amounting to US$41,044,651, US$13,565,810   and US$60,971,555, respectively. All of these intercompany balances and transactions have been eliminated in consolidation.

The Group’s main revenues were mostly generated from its wholly owned subsidiaries in New Zealand, Singapore , PRC and the United States for the years ended December 31, 2019, 2020, and 2021. Most of Group’s consolidated VIEs and their subsidiaries operate business in the PRC and their main functions are to support Group’s licensed/registered entities in New Zealand, Singapore, and the United States (“Licensed Entities”). Certain of the costs generated by VIEs and their subsidiaries are covered by these Licensed Entities through inter-company transactions, and the Group expect that the Licensed Entities will cover a substantial majority of such costs in the future. In general, the holding company transfers funds from financing (including funds from its IPO, follow-on equity offerings, and offerings of convertible bonds, as applicable) to Licensed Entities in the form of capital injections or loans to support their business expansion. These Licensed Entities pay the Group’s consolidated VIEs and their subsidiaries periodically for the services rendered through inter-company transactions, pursuant to the terms of the contractual arrangements between them.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

Risks in relation to the VIE structure (Continued)

The Company’s subsidiaries and consolidated VIEs did not declare or distribute any dividends or distributions for the years ended December 31, 2019, 2020 and 2021. Additionally, the holding company did not declare nor distribute any dividends or distribution for the years ended December 31, 2019, 2020 and 2021.

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

Basis of presentation and principle of consolidation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements of the Group include the financial statements of the Company, its wholly-owned subsidiaries, its VIEs and the VIEs’ subsidiaries. The Company believes that the disclosures are adequate to make the information presented not misleading.

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

Upon consolidation, management fee revenue earned on, as well as the Company’s investments in, the consolidated sponsored funds are eliminated. The Company retains the specialized accounting treatment of the sponsored fund in consolidation whereby the underlying investments are carried at fair value, reflected in financial instruments held, at fair value, in the Company's consolidated balance sheets, with corresponding changes in fair value reflected in others, net in the Company’s consolidated statements of comprehensive income (loss). The non-controlling interest represents third-party interests of the Company’s consolidated sponsored fund. This interest is redeemable at the option of the investors and therefore is recorded as mezzanine equity. Redeemable non-controlling interest is recorded at redemption value which approximates the fair value at each reporting period. When the Company no longer holds a controlling financial interest in the sponsored fund, the Company deconsolidates the sponsored fund and removes the related assets, liabilities and redeemable non-controlling interests from its balance sheet. Because consolidated sponsored funds carry their assets and liabilities at fair value, there is no incremental gain or loss recognized upon deconsolidation.

In November 2020, the sponsored fund was delisted and liquidated. Therefore it was deconsolidated in Group's consolidated financial statement since November 2020.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include allowance for doubtful accounts, the useful lives of long‑lived assets, impairment of long‑lived assets and goodwill, fair value measurement of long-term equity securities without readily determinable fair value, long‑term available‑for‑sale securities, purchase price allocation for business acquisition, share‑based compensation, 2021 Series A1 note adopting the fair value option before modification (Note 9), the valuation allowance for deferred tax assets and income taxes. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements.

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

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model‑derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

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

Fair value of financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, cash—segregated for regulatory purpose, term deposits, financial instruments held, at fair value, derivative assets or liabilities in relation to the Company's derivative transactions, receivables from or payables to customers, receivables from or payables to brokers, dealers, clearing organizations, amounts due from or to related parties, long‑term equity securities without readily determinable fair value, long-term available‑for‑sale securities and convertible bonds. The Company carries its financial instruments held, at fair value, long‑term available‑for‑sales securities at fair value. Financial instruments held, at fair value, based upon quoted market price, consist of stock investments related to the exchange trade funds (“ETFs”), US treasuries and corporate bonds. The carrying amounts of cash and cash equivalents, cash—segregated for regulatory purpose, term deposits, receivables from or payables to customers, receivables from or payables to brokers, dealers and clearing organizations, amounts due from or to related parties approximate their fair values due to the short‑term maturities of these instruments. The fair value of convertible bonds that adopted fair value option (2021 Series A1 Note) was measured using binomial-lattice option valuation model and significant unobservable inputs included share price, volatility, expected dividend, risk free interest rate and bond yield. The convertible bonds that are not reported at fair value are disclosed in Note 11.

Derivative financial instruments

The Company may utilize derivative financial instruments to mitigate the risk of fair value change of its investments in certain consolidated sponsored funds seeded for business development purposes. These derivative financial instruments are not designated as hedging instruments for accounting purposes. The Company does not use derivative financial instruments for speculative purposes. The Company may also acquire derivative financial instruments (i.e. warrants) during the course of its IPO distribution services. The Company records the derivative financial instruments in financial instrument held, at fair value or accrued expenses and other current liabilities on its consolidated balance sheets and measures these instruments at fair value. As of December 31, 2020 and 2021, the Company held nil and US$12,906 derivatives (mainly stock index future contracts and warrants) reflected in financial instruments held at fair value in the Company’s consolidated balance sheets, respectively. For the years ended December 31, 2020 and 2021, the Company recognized US$2,316,585 and nil realized loss, as well as nil and US$80,703 unrealized loss in other income in the Company’s consolidated statements of comprehensive income (loss), respectively.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits with financial institutions, term deposits with an original maturity of three months or less and highly liquid investments, which are unrestricted from withdrawal or use, or which have original maturities of three months or less when purchased.

Cash—segregated for regulatory purpose

Certain subsidiaries of the Company are obligated by rules mandated by their primary regulators to segregate or set aside amount of cash deposited by the customer and the Company. Such regulations are promulgated to protect customer assets and meet the capital adequacy and other regulatory requirement. A corresponding payable to customers is recorded upon receipt of the cash from the customer. Restricted cash represents cash and cash equivalents that are subject to withdrawal or usage restrictions. Cash segregated for regulatory purposes meets the definition of restricted cash and is included in “cash, cash equivalents and restricted cash” in the consolidated statements of cash flows.

As of December 31, 2020 and 2021, TradeUP Securities, the Company's broker-dealer subsidiary located in the USA, had a cash of US$29,625,645 and US$433,540,023 segregated for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Term deposits

Term deposits consist of bank deposits with an original maturity of greater than three months and less than one year.

Receivables from and payables to Customers

Receivables from customers include the margin loans extended to consolidated accounts customers by the Group. Securities owned by the customers, which are not recorded in the consolidated balance sheets, are held as collateral for amounts due on the loan receivables. Receivables from customers are recorded net of allowance for doubtful accounts. Revenues earned from the margin loan transactions are included in interest income. The amounts receivable from customers that are determined by management to be uncollectible when the fair value of the collaterals fall under the carrying value of the receivables are recorded as bad debt expense in the consolidated statements of comprehensive income (loss). For the years ended December 31, 2019, 2020 and 2021, nil, US$91,788 and US$426,953 of allowance for doubtful accounts were recorded.

The table below presents the movement of allowance for doubtful accounts from customers for the year ended December 31, 2020 and 2021.

	For the years ended December 31,
	2020	2021
	US$	US$
Balance at the beginning of the year	—	91,788
Accruals	91,788	426,953
Balance at the end of the year	91,788	518,741

Payables to customers represent the closing cash balance to the customers, which include cash deposit and cash collateral received or advanced from consolidated account customers derived from security borrowing and lending activities.

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

Receivables from and Payables to brokers, dealers and clearing organizations

Receivables from brokers, dealers and clearing organizations include customers' cash deposits, the Group’s revenue receivables, cash collateral received for consolidated account customers’ security lending activities, and net receivables arising from unsettled trades.

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

Property, equipment, and intangible assets, net

Property and equipment mainly consist of electronic equipment, office equipment, leasehold improvements and software. The property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated on a straight‑line basis over the following estimated useful lives:

Electronic equipment	3 years
Office equipment	5-14.25 years
Software	3-5 years
Leasehold improvement	Shorter of the lease terms or the estimated useful lives of the assets

Intangible assets mainly consist of the brokerage’s license in USA, New Zealand, Hong Kong and Australia acquired by the Company, which are recognized as intangible assets with indefinite life, and it should not be amortized until its useful life is determined to be no longer indefinite. An intangible asset that is not subject to amortization is tested for impairment at least annually or if events or changes in circumstances indicate that the asset might be impaired.

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

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The estimation of fair value of each reporting unit using a discounted cash flow methodology also requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long‑term rate of growth for the Group’s business, estimation of the useful life over which cash flows will occur, and determination of the Group’s weighted average cost of capital. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for the reporting unit.

The Group first assesses relevant events and circumstances to determine whether it is necessary to perform the two-step goodwill impairment test. If, after assessing the totality of events or circumstances such as those described in the preceding paragraph, the Group determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then the first and second steps of the goodwill impairment test are unnecessary. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit is greater than zero and its fair value exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. The Group concluded that the estimated fair value of the reporting unit substantially exceeded the underlying carrying value as of December 31, 2021. No impairment charge was recognized for the years ended December 31, 2019, 2020 and 2021.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Lease

The Group leases offices and other facilities in different cities in the PRC, New Zealand, Singapore, USA and other countries. The Group determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on its consolidated balance sheets at the lease commencement. The Group measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Group estimates its respective incremental borrowing rate for each jurisdiction based on their analysis of publicly traded debt securities of companies with credit and financial profiles similar to its own. The Group measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing operating lease expense when the lessor makes the underlying asset available to the Group. The Group’s leases have remaining lease terms of up to seven years, some of which include options to extend the leases for an additional period which has to be agreed with the lessors based on mutual negotiation. After considering the factors that create an economic incentive, the Group did not include renewal option periods in the lease term for which it is not reasonably certain to exercise.

For short-term leases, the Group records operating lease expense in its consolidated statements of comprehensive income (loss) on a straight-line basis over the lease term and record variable lease payments as incurred.

Long‑term investment

The Group’s long‑term investments consist of equity securities without readily determinable fair values, available‑for‑sale securities and equity method investment.

(a)	Equity securities without readily determinable fair values

For investments in equity securities without readily determinable fair values, the Group elects to use the measurement alternative defined as cost, less impairment, adjusted by observable price change. The Group reviews its equity securities without readily determinable fair values investments for impairment at each reporting period by performing a qualitative assessment considering impairment indicators. The Group recorded US$755,524, nil and US$600,000 impairment loss on its equity securities without readily determinable fair values during the years ended December 31, 2019, 2020 and 2021.

(b)	Available‑for‑sale securities

For investments which are determined to be debt securities, the Group accounts for them as long‑term available‑for‑sale securities when they are not classified as either trading or held‑to‑maturity investments.

Available‑for‑sale securities are carried at its fair value and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income or loss.

The Group reviews its investments for other than temporary impairment based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its investments. If the cost of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, the Group’s intent and ability to hold the investment, and the financial condition and near term prospects of the investees. The Group recorded nil, US$150,978 and nil impairment losses on its available‑for‑sale securities during the years ended December 31, 2019, 2020 and 2021, respectively.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Long‑term investment (Continued)

(c)	Equity method investment

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

An impairment loss on the equity method investments is recognized in the consolidated statements of comprehensive income (loss) when the decline in value is determined to be other-than-temporary. The Group did not record any impairment losses on its equity method investment during the years ended December 31, 2019, 2020 and 2021.

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

According to the attributes of transactions under consolidated accounts, the Group provides brokerage service for its customers. Commission fees are deducted from the customer’s account at the time of trade order initiation and a pre‑determined portion is directed to the broker. The Group recognizes revenue at the time of execution of the order (i.e., trade date) on a gross basis as the Group is determined to be the primary obligor in fulfilling the trade order initiated by the customer.

According to the attributes of transactions under fully disclosed accounts, the Group provides the agreed services to its customers in facilitating the trades. Every time the broker executes and clears a trade, the broker collects the commissions, deducts its pre‑determined portion and returns the rest of the commission fees to the Group. Accordingly, the commission fee is recorded on a net basis.

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

iv)

Other revenues consist of the revenue arising from initial public offering (“IPO”) distribution service, currency exchange service and others. Revenue from the IPO distribution service is derived from IPO underwriting and new share subscription services in relation to IPOs in the USA and Hong Kong capital market. IPO distribution revenue are generally recognized when the services are completed. The related revenue from IPO distribution services amounted at US$3,142,763, US$13,760,209 and US$12,565,574 for the years ended December 31, 2019, 2020 and 2021. Revenue from currency exchange service is charged to the Group’s clients for providing currency exchange service, which was recorded upon the time when the services are rendered to customers. The related revenue from currency exchange service amounted at US$246,135, US$2,530,145 and US$12,607,089 for the years ended December 31, 2019, 2020 and 2021. The Group also provides promotional and advertisement service and financial advisory service under the contracts with customers, which are recorded over the period of service provided.

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

Research and development expenses

Research and development expenses primarily consist of salaries and employee benefits, rental and depreciation expenses related to the development of the Group’s proprietary trading platform, back-end technology and customer relationship management system. For the years ended December 31, 2019, 2020 and 2021, US$18,033,074 and US$22,507,376 and US$47,769,773 of research and development costs have been expensed as incurred as the costs qualifying for capitalization have been insignificant.

Occupancy, Depreciation and Amortization

Occupancy expenses consist primarily of lease payments on office and data center leases and related occupancy costs, such as utilities. Depreciation and amortization expenses result from the depreciation of fixed assets, such as electronic equipment, office equipment as well as leasehold improvements and the amortization of intangible assets.

Share‑based compensation

Share‑based payment transactions with employees and managements, such as share options are measured based on the grant date fair value of the equity instrument. The Group has elected to recognize compensation expenses using the straight‑line method for all employee equity awards granted with graded vesting provided that the cumulative amount of compensation cost recognized at any date is at least equal to the portion of the grant‑date value of the options that are vested at that date, over the requisite service period of the award, which is generally the vesting period of the award. Compensation expenses for awards with performance conditions is recognized when it is probable that the performance condition will be achieved. The Group elects to recognize forfeitures when they occur. Compensation expenses for awards with service conditions is recognized on a straight-line method over the requisite service period.

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

Income taxes

Current taxes are provided for in accordance with the laws of the relevant taxing authorities. Deferred taxes are recognized when temporary differences exist between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities, including those for net operating loss carryforwards are measured using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance if, in the opinion of management, it is more‑likely‑than‑not that some portion  or all of the deferred tax assets will not be realized.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes (Continued)

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

Comprehensive income or loss

Comprehensive income or loss consists of two components, net income or loss and other comprehensive income or loss, net of tax. Other comprehensive income or loss refers to revenue, expenses, and gains and losses that are recorded as an element of shareholders’ equity but are excluded from net income or loss. The Group’s other comprehensive income or loss consists of foreign currency translation adjustments from its subsidiaries not using the US$ as their functional currency and the fair value change of long‑term available‑for‑sale securities of the Group, if any. Comprehensive income or loss is reported in the consolidated statements of comprehensive income (loss).

Treasury stock

The Group accounted for those shares repurchased as treasury stock at cost, Treasury stock, and is shown separately in the shareholders’ equity as the Company has not yet decided on the ultimate disposition of those shares acquired. When the Company decides to cancel the treasury stock, the difference between the original issuance price and the repurchase price is debited into additional paid-in capital. Refer to Note 14 for details.

Non‑controlling interests

For the Company’s consolidated subsidiaries, non‑controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. Non‑controlling interests are classified as a separate line item in the equity section of the Group’s consolidated balance sheets and have been separately disclosed in the Group’s consolidated statements of comprehensive income (loss) to distinguish the interests from that of the Company.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign currencies

The reporting currency of the Company is the US$. The Company and the Company’s subsidiaries with operations in the PRC, Hong Kong, New Zealand, Singapore, Australia, the United States and other jurisdictions use their respective local currencies as their functional currencies except for TBNZ which changed the functional currency from local currency to US$. The financial statements of the Company’s subsidiaries, other than the subsidiaries with functional currency in US$, are translated into US$ using the exchange rate as of the balance sheet date for assets and liabilities and the average daily exchange rate for each month for income and expense items. Translation gains and losses are recorded as a separate component of other comprehensive income or loss in the consolidated statements of change in equity (deficit) and consolidated statements of comprehensive income (loss).

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

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents denominated in RMB amounted to US$9,473,171, US$5,972,337 and US$1,606,471 as of December 31, 2019, 2020 and 2021, respectively.

Net income (loss) per share

The Group computes net income or loss per Class A and Class B ordinary share in accordance with ASC 260-10 Earnings Per Share: Overall, using the two class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Net losses are not allocated to other participating securities if based on their contractual terms they are not obligated to share in the losses.

The liquidation and dividend rights of the holders of the Company’s Class A and Class B ordinary shares are identical, except with respect to voting. As the liquidation and dividend rights are identical, the net incomes are allocated on a proportionate basis.

Basic net income or loss per share is computed by dividing net income or loss attributable to ordinary shareholders by the weighted average number of ordinary shares and contingently issuable shares outstanding during the period except that it does not include unvested restricted shares or repurchased ordinary shares subject to cancellation.

Diluted net income or loss per share is calculated by dividing net income or loss attributable to ordinary shareholders, as adjusted for the effect of dilutive potential ordinary shares, if any, by the weighted average number of ordinary shares outstanding and dilutive potential ordinary shares during the period. Potential ordinary shares are excluded in the denominator of the diluted net income or loss per share calculation if their effects would be anti-dilutive.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of credit risk

The Group’s exposure to credit risk associated with its trading and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and exposure is monitored in light of changing counterparty and market conditions. As of December 31, 2020 and 2021, the Group did not have any material concentrations of credit risk outside the ordinary course of business.

Concentration of revenue

There is no customer accounting for 10% or more of total revenues for the years ended December 31, 2019, 2020 and 2021, respectively.

Concentration of supplier

The Group relies on third parties for the execution and clearing of trade requests made by customers. In instances where these parties fail to perform their obligations, the Group may be temporarily unable to find alternative suppliers to satisfactorily deliver services to its customers in a timely manner, if at all.

For the years ended December 31, 2019, 2020 and 2021, 78.4%, 74.8% and 57.4% of its total net revenues were executed and cleared by one supplier.

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

Acquisition

Acquisition of TradeUp Securities

In July 2019, the Group acquired 100% equity interests in TradeUP Securities for a total consideration of US$9,348,290 in a combination of US$6,348,290 of cash and US$3,000,000 of Class A ordinary shares of the Company. TradeUP Securities is a licensed U.S self-clearing broker-dealer that focuses on empowering self-directed investors with the necessary tools to manage their portfolios. TradeUP Securities brings in rich broker dealer experience in execution and clearing.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Acquisition (Continued)

Acquisition of TradeUp Securities (Continued)

The acquisition was recorded using the acquisition method of accounting. Accordingly, the acquired assets and liabilities were recorded at their fair value at the date of acquisition. The tangible and intangible assets valuation disclosed below was based on a valuation analysis prepared by the management with the assistance from an independent third-party appraiser. In order to value the intangible asset, a multi period excess earnings method (“MPEEM”), a method of discount cash flow, was used. The MPEEM requires significant judgment and estimates by the management on future earnings as well as the economic useful life, taking into account certain factors including the appropriate discount rate. TradeUP Securities’s financial statements constituted less than 1% of revenue and 4.1% of total assets of the Company's consolidated financial statement for and as of the year ended December 31, 2019.

The purchase price was allocated at the date of acquisition as follows:

	US$	Amortization period
Cash and cash equivalents	339,611
Cash-segregated for regulatory purpose	22,094,198
Other current assets	5,098,900
Property, plant and equipment	5,581	3-5 years
Intangible assets
Operating License	6,900,000	Indefinite life
Goodwill (note 5)	2,421,403
Other current liabilities	(26,062,403)
Deferred tax liabilities	(1,449,000)
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

Acquisition (Continued)

Acquisition of Ocean Joy Holdings Limited (“Ocean Joy”)

In May 2020, the Group acquired 30% equity interests in Ocean Joy, and its sole subsidiary Tiger Brokers HK, which is licensed by the SFC in Hong Kong to carry on business dealing in securities and futures contracts, for a cash consideration of US$462,276 (HK$3,600,000). The investment was accounted for as an equity method investment as the Group has significant influence but does not have control over Ocean Joy.

On October 26, 2021 (the “Acquisition Date”), the Group acquired the remaining 70% equity interest in Ocean Joy for cash consideration of US$1,079,830 (HK$8,400,000). In addition to the cash consideration, there was also US$1,426,919 (HK$11,100,000) receivables from Ocean Joy that was settled as a pre-existing relationship on acquisition. The additional 70% equity interest purchase was accounted for as a step acquisition whereby the Group remeasured the fair value of its previously held equity interests in Ocean Joy on October 26, 2021, the acquisition date. The fair value of the equity interest in Ocean Joy held by the Group immediately before the step acquisition date was US$462,784 (HK$3,600,000) and the resulting gain was US$77,593. Following the completion of the transaction, the Group held a total of 100% equity interest in Ocean Joy, and Ocean Joy became a consolidated subsidiary of the Group.

The acquisition was recorded using the acquisition method of accounting. Accordingly, the acquired assets and liabilities were recorded at their fair value at the date of acquisition. The tangible and intangible assets valuation disclosed below was based on a valuation analysis prepared by the management with the assistance from an independent third-party appraiser. In order to value the intangible asset, MPEEM, a method of discount cash flow, was used. The MPEEM requires significant judgment and estimates by the management on future earnings as well as the economic useful life, taking into account certain factors including the appropriate discount rate. The consolidated financial performance of Ocean Joy and its sole subsidiary Tiger Broker HK since the Acquisition Date to December 31, 2021 constituted less than 0.1% of revenue of the Group’s consolidated financial performance for the year ended December 31, 2021, and the total consolidated assets of Ocean Joy and its sole subsidiary Tiger Broker HK accounted for less than 2.2% of that of the Group as of December 31, 2021.

The following table summarizes the consideration for this transaction:

US$
The fair value of its previously held equity interests in Ocean Joy at the acquisition Date	462,784
Cash Consideration	1,079,830
Settlement of pre-existing balance with Ocean Joy	1,426,919
Total consideration	2,969,533

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Acquisition (Continued)

Acquisition of Ocean Joy Holdings Limited (“Ocean Joy”) (Continued)

The assets and liabilities recognized as of the acquisition are as follows :

	US$	Amortization period
Cash and cash equivalents	3,664,133
Cash-segregated for regulatory purpose	2,166,432
Receivables-Brokers, dealers and clearing organizations	915,497
Other current assets	190,132
Property, plant and equipment	82,284	3-5 years
Deferred tax assets, net	13,060
Intangible assets
Operating License	527,060	Indefinite life
Trading rights	128,551	Indefinite life
Other non-current assets	218,537
Payable to customers	(2,884,596)
Other payables	(2,018,511)
Other current liabilities	(17,346)
Deferred tax liabilities	(86,965)
Net identifiable assets acquired	2,898,268
Add: goodwill (Note 5)	71,265
Total	2,969,533

The goodwill is mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under U.S.GAAP, and comprise of (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of synergy effect from the acquisition. The acquired goodwill is not deductible for income tax purposes.

The Group incurred total acquisition costs of US$11,736. The acquisition costs were primarily related to legal, accounting and advisory services and were expensed as incurred for the year ended December 31, 2021 and are included in general and administrative expenses in the consolidated statements of comprehensive income (loss).

The results of operations attributable to Ocean Joy are included in the consolidated statement of operations of the Group beginning on October 26, 2021, which included net revenue of US$213,895 and net loss of US$73,273 generated from the acquisition date to December 31, 2021.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Acquisition (Continued)

Acquisition of Ocean Joy Holdings Limited (“Ocean Joy”) (Continued)

Pro forma information of acquisitions

The following unaudited pro forma information summarizes the results of operations of the Group for the years ended December 31, 2020 and 2021 assuming that the acquisition of Ocean Joy occurred as of January 1, 2020. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisitions been completed at the beginning of the periods as indicated, nor is it indicative of future operating results:

	For the years ended December 31,
	2020	2021
	US$	US$
	Unaudited	Unaudited
Pro forma net revenue	138,662,645	264,887,363
Pro forma net income	18,900,392	14,521,983

Recent Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12, Income taxes (Topic 740)-Simplifying the accounting for income taxes, which simplifies the accounting for income taxes by removing certain exceptions to the general principles in Topic 740, Income Taxes. For public business entities, the ASU will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Group applied this ASU on January 1, 2021 and the adoption had no material impact on the Group’s consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815). ASU 2020-01 states any equity security transitioning from the alternative method of accounting under Topic 321 to the equity method, or vice versa, due to an observable transaction will be re-measured immediately before the transition. In addition, the ASU clarifies the accounting for certain non-derivative forward contracts or purchased call options to acquire equity securities stating such instruments will be measured using the fair value principles of Topic 321 before settlement or exercise. The ASU is effective for the Company for the year ended December 31, 2021 and has been applied on a prospective basis. The adoption of this ASU did not have a significant impact on the Group’s consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting if certain criteria are met. In addition, in January 2021, the FASB issued ASU 2021-01, "Reference Rate Reform (Topic 848)- Scope". The amendments in these ASUs apply to all entities that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. Together, these ASUs provide optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. These ASUs were effective upon issuance and may be applied prospectively through December 31, 2022. The adoption did not have a material accounting impact on the Group's consolidated financial position or results of operations.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (Continued)

In August 2021, the FASB issued ASU 2021-06, Presentation of Financial Statements (Topic 205), Financial Services-Depository and Lending (Topic 942), and Financial Services-Investment Companies (Topic 946): Amendments to SEC Paragraphs Pursuant to SEC Final Rule Releases No. 33-10786, Amendments to Financial Disclosures about Acquired and Disposed Businesses, and No. 33-10835, Update of Statistical Disclosures for Bank and Savings and Loan Registrants. These amendments updated certain SEC disclosure guidance that is included in the accounting standards codification to reflect the SEC’s recent issuance of rules intended to modernize and streamline disclosure requirements, including updates to business acquisition and disposition significance tests used, the significance thresholds for proforma statement disclosures, the number of preceding years of financial statements required for disclosure as well as other provisions in the SEC releases. The Group adopted this pronouncement upon issuance and the adoption had no material impact on the Group’s consolidated financial statements.
3.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other currents assets consisted of the following:

	As of December 31,
	2020	2021
	US$	US$
IPO distribution service and promotional and advertisement service receivables	5,360,831	3,588,851
Prepaid data and IT service expenses	1,315,469	2,226,216
Prepaid income taxes	—	1,978,308
Rental and other deposits	391,625	1,885,272
Advances to employees	825,682	1,458,582
Prepaid professional service fees	998,235	1,225,020
Prepaid marketing expenses	402,724	1,073,965
Wealth management service fees receivables	—	727,209
Input VAT receivables	1,174,934	529,985
Interest receivables from term deposits	429,454	117,392
Others	315,476	1,240,823
Total	11,214,430	16,051,623

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

4.	PROPERTY, EQUIPMENT AND INTANGIBLE ASSETS, NET

Property, equipment and intangible assets, net, consisted of the following:

	As of December 31,
	2020	2021
	US$	US$
Electronic Equipment	2,385,263	6,292,614
Office Equipment	235,894	391,223
Leasehold improvement	100,417	752,194
Software	159,939	367,853
Less: accumulated depreciation	(1,252,714)	(2,661,241)
Property and equipment, net	1,628,799	5,142,643
Licenses	7,967,036	8,677,136
Trademark	125,285	128,281
Trading right	—	128,212
Less: accumulated amortization	(28,086)	(44,620)
Intangible assets, net	8,064,235	8,889,009
Total	9,693,034	14,031,652

Depreciation and amortization expenses for the years ended December 31, 2019, 2020 and 2021 were US$752,167, US$928,414 and US$1,338,968, respectively. The estimated amortization expenses for the above intangible assets for future years are as follows:

Years ending December 31,	Amortization for Intangible Assets
US$
2022	16,732
2023	16,732
2024	16,732
2025	16,732
2026	16,732
Total	83,660

5.	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2020 and 2021 are as follows:

	For the years ended,
	2020	2021
	US$	US$
Balance at the beginning of year	2,421,403	2,421,403
Increase in goodwill related to acquisitions during the year (Note 2)	—	71,265
Impairment loss	—	—
Balance at the end of year	2,421,403	2,492,668

As of December 31, 2020 and 2021, there had not been any accumulated goodwill impairment provided.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

6.	LONG‑TERM INVESTMENTS

Equity securities without readily determinable fair value

The Group had the following equity securities without readily determinable fair value:

	As of December 31,
	2020	2021
	US$	US$
TradeUP Acquisition Corp.("UPTDU")(a)	—	445,400
Fortune Rise Acquisition Corporation ("FRLAU")(b)	—	201,248
Shenzhen Guru Club Information Technology Group Co., LTD. ("Guru")(c)	1,532,567	1,569,218
Shanghai Realize Investment Consulting Co., Ltd. ("Realize")(d)	—	941,531
Shanghai Yisong Consulting Management Co., LTD ("Yisong")(e)	—	407,997
UNext Group Limited ("UNext")(f)	600,000	—
Total	2,132,567	3,565,394

(a)

UPTDU is a NASDAQ listed blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. In February and July 2021, the Group respectively acquired 230,000 founder shares (8,500 of which was forfeited in September 2021) and 44,040 private shares issued by UPTDU for a total purchase consideration of US$445,400. After the completion of UPTDU's initial public offering in July 2021, the shares owned by the Group take up 4.54% equity interests of UPTDU with no significant impacts. The founder shares and private shares are each subject to transfer restrictions pursuant to lock-up provisions. No observable price change has been identified and no fair value change was recorded for the year ended December 31, 2021.

(b)

FRLAU is a NASDAQ listed blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. In November 2021, the Group acquired 122,000 founder shares, 20,000 private shares and 60,000 representative shares issued by FRLAU for a total purchase consideration of US$201,248, which accounted for 1.57% equity interests of FRLAU with no significant impacts. The founder shares, private shares and representative shares are each subject to transfer restrictions pursuant to lock-up provisions. No observable price change has been identified and no fair value change was recorded for the year ended December 31, 2021.

(c)

In October 2017, the Group acquired 1.0% equity interests of Guru, formerly known as Tibet Gelonghui Information Technology Co., LTD., for a purchase consideration of US$1,536,972 (RMB10,000,000). Guru is principally engaged in information technology development, technical consultation and technical services. On January 1, 2018, the Group adopted ASU 2016-01 and ASU 2018-03 with no significant impacts noted. No observable price change has been identified and no fair value change was recorded for the years ended December 31, 2020 and 2021. The change of balance was foreign exchange difference.

(d)

In August 2021, the Group acquired 1.5% equity interests of Realize for a purchase consideration of US$926,183 (RMB6,000,000). Realize is principally engaged in ESOP advisory and management services. No observable price change has been identified and no fair value change was recorded for the years ended December 31, 2021. The change of balance was foreign exchange difference.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

6.	LONG‑TERM INVESTMENTS (Continued)

Equity securities without readily determinable fair value (Continued)

(e)

In April 2021, the Group acquired 5% equity interests of Yisong for a purchase consideration of US$400,962 (RMB2,600,000). Yisong is principally engaged in consulting and financial advisory services. No observable price change has been identified and no fair value change was recorded for the year ended December 31, 2021. The change of balance was foreign exchange difference.

(f)

In December 2019, the Group acquired 0.6% equity interests of UNext for a purchase consideration of US$600,000. UNext is principally engaged in financing service. For the year ended December 31, 2021, due to the deterioration of the operating conditions of UNext, the Group had made full provision of US$600,000 for the impairment of this investment. .

Available‑for‑sale securities

The Group had the following available‑for‑sale securities:

	As of December 31,
	2020	2021
	US$	US$
Beijing Yingxin Network Technology Co., LTD ("Yingxin")(g)	803,938	823,165
Alphalion Technology Holding Limited ("Alphalion")(h)	3,120,113	5,019,718
Total	3,924,051	5,842,883

(g)

In September 2017, the Group acquired 2.91% equity interests of Yingxin for a purchase consideration of US$461,092 (RMB3,000,000). Yingxin is principally engaged in IT services, including systems, data or maintenance. The investment was classified as available-for-sale securities as the Group determined that the preferred shares were debt securities due to the redemption option available to the investor and measured the investment subsequently at fair value. There were no unrealized holding gains or losses recognized in other comprehensive income for the years ended December 31, 2019, 2020 and 2021. The change of balance in 2021 was foreign exchange difference.

(h)

In February 2019, the Group entered into a series of agreements to covert its short-term interest-free loans to Alphalion Technology Holding Limited and its affiliates amounted at US$3,060,113 into 25% equity interest of Alphalion (Note 15). Alphalion is principally engaged in IT services, including software maintenance, application service and data processing. The investment was classified as available-for-sale securities as the Group determined that the preferred shares were debt securities due to the redemption option available to investors and measured the investment subsequently at fair value. US$60,000 and US$1,899,605 fair value change was recorded for the years ended December 31, 2020 and 2021.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

6.	LONG‑TERM INVESTMENTS (Continued)

Equity method investments:

The Group had the following Equity method investments:

	As of December 31,
	2020	2021
	US$	US$
Ocean Joy Holdings Limited ("Ocean Joy") (i)	424,333	—
TradeUP Global Sponsor LLC ("Global Sponsor") (j)	—	369,567
Total	424,333	369,567

(i)

The Group prepaid US$462,276 (HK$3,600,000) in 2019 for the investment of 30% equity interests in Ocean Joy (including its sole subsidiary Tiger Brokers HK) which has a license approved by SFC in Hong Kong to provide securities and futures services. The investment was completed in May 2020. The Group acquired the remaining 70% equity interests in Ocean Joy on October 26, 2021. Prior to the acquisition, the Group accounted for the investment under the equity method. For the year ended December 31, 2020 and the period from January 1, 2021 through October 26, 2021, the Group had recorded an investment loss of US$40,625 and US$39,141, respectively. On October 26, 2021, the Group has obtained control over Ocean Joy and accounted for it as a consolidated subsidiary (Note 2).

(j)

In April 2021, the Group acquired 20% equity interests of Global Sponsor for a purchase consideration of US$454,560. Global Sponsor is the sponsor to TradeUP Global Corporation, a NASDAQ listed blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. The Group accounted for the investment using equity method accounting because the Group does not control the investee but has the ability to exercise significant influence over the operating and financial policies of the investee. For the year ended December 31, 2021, the Group recorded an investment loss of US$84,993.

7.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2020	2021
	US$	US$
Accrued payroll and welfare	12,099,447	14,760,788
Income and non-income based taxes payables	4,936,372	7,156,828
Accrued marketing expenses	6,251,009	3,748,010
Accrued professional expenses	2,471,569	1,749,229
Advanced from customers	429,531	1,748,167
Accrued data and IT service expenses	622,641	1,443,897
Amounts due to employees for sale of their shares exercised under the share incentive plan	—	1,131,614
Others	327,632	2,007,644
Total	27,138,201	33,746,177

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

8.	INCOME TAXES

PRC

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. In addition, the EIT Law and its implementing rules permit qualified “High and New Technologies Enterprise” (the “HNTE”) to enjoy a reduced 15% EIT rate. Beijing U‑Tiger Business began to qualify as an HNTE under the EIT Law in 2017, subject to the tax rate of 15% with a valid period of three years starting from December 2017 and obtained a new certificate on December 2, 2020, subject to the tax rate of 15% with a valid period of three years, ending on December 31, 2022. Beijing Yixin and Beijing U-Tiger Network qualified as HNTE under the EIT Law on October 25, 2021 and December 17, 2021, respectively, subject to the tax rate of 15% with a valid period of three years, ending on December 31, 2023. The Group’s other subsidiaries are subject to income tax rate of 25%, according to EIT Law.

Cayman Islands

Under the current laws of the Cayman Islands, the Group is not subject to tax on its income or capital gains.

New Zealand

The Group’s subsidiaries, TBNZ and TFNZ are located in New Zealand and are subject to an income tax rate of 28% for taxable income earned in New Zealand.

Hong Kong

The Group’s subsidiaries, Up International, Tiger Technology, Tiger Brokers HK, Kastle limited, Tung Chi and Tiger Assets, are located in Hong Kong and are subject to a profits tax rate of 8.25% on assessable profits up to HK$2,000,000 and 16.5% on any part of assessable profits over HK$2,000,000.

USA

The Group’s subsidiaries, TradeUP Securities, US Tiger Securities, Tiger Fintech Holdings, Trading Front, Tradeup and Wealthn LLC, are located in the USA and are subject to a federal income tax rate of 21% for taxable income earned in the USA.

Singapore

The Group’s subsidiaries, Tiger SG and Tiger Brokers SG, are located in Singapore and are subject to an income tax rate of 17% for taxable income earned in Singapore.

Australia

The Group’s subsidiaries, TBAU, Tiger Services AU, Fleming Funds Management PTY Limited and Tiger investor Services PTY Limited, are located in Australia and are subject to an income tax rate of 27.5% for taxable income earned in Australia.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

8.	INCOME TAXES (Continued)

The components of income (loss) before income taxes are as follows:

	For the years ended December 31,
	2019	2020	2021
	US$	US$	US$
The Cayman Islands	946,035	(1,302,817)	2,442,082
PRC	6,117,021	20,551,832	21,320,470
International	(16,368,280)	2,780,777	(4,708,080)
Total income (loss) before income taxes	(9,305,224)	22,029,792	19,054,472

The current and deferred portions of income tax expense (benefit), all of which was incurred outside the Cayman Islands, included in the consolidated statements of comprehensive income (loss) were as follows:

	For the years ended December 31,
	2019	2020	2021
	US$	US$	US$
Current tax expense	2,859,774	1,077,877	5,026,081
Deferred tax expense (benefit)	(6,215,140)	1,772,670	(662,310)
Income tax expense (benefit)	(3,355,366)	2,850,547	4,363,771

The related enterprise income tax law also imposes a withholding income tax of 10% on dividends distributed by a foreign investment enterprise ("FIE") to its immediate holding company outside of the PRC, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within the PRC or if the received dividends have no connection with the establishment or place of such immediate holding company within the PRC, unless such immediate holding company's jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. The Cayman Islands, where the Company is incorporated, does not have such tax treaty with the PRC. According to the arrangement between Mainland China and HKSAR on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in Mainland China to its immediate holding company in HKSAR will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). Cash dividends paid by a HKSAR incorporated company to a non-HKSAR tax resident shareholder that holds all of the shares in the HKSAR company are not subject to HKSAR withholding tax. Dividends paid from US sources to foreign corporations are subject to US withholding tax at a rate of 30% or a lower rate under an applicable tax treaty. The British Virgin Islands, where the parent company of US companies is incorporated, does not have such tax treaty with the US. The Cayman Islands operates a system of indirect taxation. No direct taxes are imposed on net or gross income or gains of individuals or companies, nor are there any withholding taxes, estate duties, inheritance, or gift taxes. Cash dividends paid by a New Zealand incorporated company to a non-New Zealand tax resident shareholder that holds all of the shares in the New Zealand company are subject to New Zealand withholding tax at the rate of 0% if those dividends are fully imputed. If any part of a cash dividend paid to such a shareholder is not fully imputed then New Zealand withholding tax is imposed at the rate of 15% on that part of the dividend, although that rate is reduced to 5% if the shareholder is able to take the benefit of Article 10 of the New Zealand-Singapore Double Tax Agreement. The Company does not intend to have any of its subsidiaries located in the PRC, HKSAR, the USA, the Cayman Islands and New Zealand distribute any undistributed profits of such subsidiaries in the foreseeable future, but rather expects that such profits will be indefinitely reinvested by such subsidiaries for their respective local operations. Accordingly, no withholding tax was recorded as of December 31, 2020 and 2021. Undistributed earnings of such subsidiaries that are not distributed amounted to US$33.1 million and US$57.9 million and unrecognized deferred tax liability related to such earning amounted to US$1.7 million and US$4.5 million as of December 31, 2020 and December 31, 2021, respectively.

The Group’s subsidiaries and consolidated VIEs located in the PRC, HKSAR, New Zealand, the USA, Singapore and other jurisdictions are open to tax examination for the period from its inception until the years ended December 31, 2021.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

8.	INCOME TAXES (Continued)

The significant components of the Group’s deferred tax assets and liabilities were as follows:

	As of December 31,
	2020	2021
	US$	US$
Deferred tax assets
Accrued expenses	—	64,103
Allowance for doubtful accounts	25,704	142,385
Long-term investments	38,314	39,230
Advertising expense carryforwards	877,424	1,081,850
Net operating loss carryforwards	13,407,157	15,101,309
Withholding tax credit carryforwards	1,106,569	1,161,221
Lease liabilities	1,799,483	1,511,324
Total deferred tax assets	17,254,651	19,101,422
Less: valuation allowance	(4,000,159)	(5,224,095)
Deferred tax assets, net of valuation allowance	13,254,492	13,877,327

Deferred tax liabilities
Right-of-use assets	1,799,483	1,511,324
Long term investments	86,042	88,098
Intangible assets	1,449,000	1,535,965
Financial instruments held, at fair value	—	19,545
Total deferred tax liabilities	3,334,525	3,154,932

Deferred tax assets, net	9,919,967	12,258,360
Deferred tax liabilities, net	—	1,535,965

The movement of the valuation allowance is as follows:

	For the years ended December 31,
	2019	2020	2021
	US$	US$	US$
Balance at the beginning of the year	2,931,196	4,888,240	4,000,159
Additions of valuation allowance	2,573,942	1,775,887	2,814,445
Reversals of valuation allowance	—	(2,802,174)	(1,628,176)
Foreign currency translation adjustment	(616,898)	138,206	37,667
Balance at the end of the year	4,888,240	4,000,159	5,224,095

A valuation allowance is provided against deferred tax assets when the Group determines that it is more-likely-than-not that the deferred tax assets will not be realized in the future. The Group considers positive and negative evidence on each individual subsidiary basis to determine whether some portion or all of the deferred tax assets will be more-likely-than-not realized.

As of December 31, 2020 and 2021, the Group had net operating loss carryforwards of US$64,430,676 and US$83,597,429, respectively.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

8.	INCOME TAXES (Continued)

Management assessed the positive and negative evidence in certain entities in the PRC, United States, New Zealand and Singapore, and estimated they will have sufficient future taxable income to utilize the existing deferred tax assets. Significant objective positive evidence included the significant growth in customer trading activities in the New Zealand entities where net operating loss carryforwards could be carried forward indefinitely, net operating loss carryforwards in the United States generated after 2017 that can be carried forward indefinitely, and net operating loss carryforwards in Singapore that can be carried forward indefinitely. Net operating loss carryforwards can be carried forward 5 years in PRC except for a PRC entity qualified as “HNTE” which can be carried forward 10 years. The Group has concluded that deferred tax asset recognized for certain entities in the PRC, United States, New Zealand and Singapore is more likely than not to be realized.

The expiration status of net operating loss carryforwards as of December 31, 2021 is listed below.

Expiration year	US$
2022	7,170
2023	434,585
2024	4,222,851
2025	9,112,742
2026 through 2031	40,608,576
Indefinitely	29,211,505

As of December 31, 2020 and 2021, the Group had advertising expenses carryforwards of US$4,712,189 and US$4,598,999, respectively, which can be carried forward indefinitely.

As of December 31, 2020 and 2021, the Group had withholding tax credit carryforwards of US$1,106,569 and US$1,161,221, respectively, Among the withholding tax credit carryforwards as of December 31, 2021, US$984,315 will expire, by 2025 while US$176,906 will expire in 2026.

The realizability of deferred tax assets requires significant judgment associated with evaluation of past and projected financial performance which incorporates projections of future taxable income by tax-paying component. In assessing the realizability of deferred tax assets, management considered the future taxable earnings and the expected timing of the reversal of temporary differences. As of December 31, 2020 and 2021 valuation allowances of US$3,867,639 and US$4,614,648 respectively, were provided for net operating loss carryforwards totaled US$20,695,157 and US$27,152,139, while the remaining net operating loss carryforwards of US$43,735,519 and US$56,445,290 is expected to be utilized prior to expiration considering future taxable income for respective tax-paying component. Deferred tax assets related to net operating loss carryforwards of US$4,607,181 without a valuation allowance were generated in 2021. Due to changes in judgment about the realizability of deferred tax assets in 2021, valuation allowance increases of US$475,079 and decreases of US$405,767 were recorded in 2021. The Group realized a benefit of utilizing DTAs of US$171,363 in 2021 that were offset with a valuation allowance at the beginning of the year. To the extent that actual experience deviates from the assumptions, the projections would be affected and hence management’s assessment of realizability of deferred tax assets may change.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

8.	INCOME TAXES (Continued)

Reconciliations between the income tax expense (benefit) computed by applying the PRC statutory income tax rate to income (loss) before income taxes and the actual income tax expense (benefit) were as follows:

	For the years ended December 31,
	2019	2020	2021
	US$	US$	US$
Income (loss) before income taxes	(9,305,224)	22,029,792	19,054,472
PRC statutory tax rate	25%	25%	25%
Income tax at statutory income tax rate	(2,326,306)	5,507,448	4,763,618
Effect of income tax rate difference in other jurisdictions	124,406	(773,402)	596,978
Effect of preferential tax rates	(2,673,841)	1,837,667	(1,735,439)
Super deduction of research and development expense	(2,479,428)	(3,607,755)	(4,476,114)
Effect of expenses not deductible for income tax purposes	1,425,861	912,876	4,028,459
Changes in valuation allowance	2,573,942	(1,026,287)	1,186,269
Income tax expense (benefit)	(3,355,366)	2,850,547	4,363,771

9.	CONVERTIBLE BOND PAYABLE

2021 Series A1 Note

On February 25, 2021, the Company entered into the Convertible Note Purchase Agreement (the “Agreement”) with a group of investors (the “Investors”) to issue its convertible bonds with an aggregate principal amount of US$44 million to the Investors through a private placement (2021 Series A1 Note). The convertible notes issued will mature in 2026 unless previously converted. The 2021 Series A1 Note bears annual interest rate at 1% from the issuance date until the outstanding principal amount is fully repaid.

The Company elected the fair value option for the 2021 Series A1 Note. The Company adopted binomial-lattice option valuation model to estimate the fair value of the convertible bonds with the assistance of an independent third-party appraiser and the following assumptions for each applicable period which took into account variables such as share price, volatility, expected dividend, risk free interest rate and bond yield. Changes in fair value of convertible bonds are recognized in other income in the consolidated statements of comprehensive income (loss) during the year, with the exception of changes in fair value due to instrument-specific credit risk which are required to be recognized in accumulated other comprehensive income (loss).

On September 27 and 30, 2021, the Company and the Investors entered into an amendment agreement with a cash conversion feature added into the Agreement. Upon conversion, the Company will pay or deliver, as the case may be, cash, ADSs, or a combination of cash and ADSs, at the Company’s election. The Company accounted for the amendment as an extinguishment of the previous bonds. The changes in the fair value of the convertible bonds before and after the modification was recorded in other income in the consolidated statements of comprehensive income (loss) during the year.

As the conversion option may be settled entirely or partially in cash at the Company’s option, the Company separated the 2021 Series A1 Note into liability and equity components in accordance with ASC Subtopic 470-20, Debt with Conversion and Other Options. The carrying amount of the liability component was calculated by measuring the fair value of a similar liability that did not have an associated conversion feature. The carrying amount of the equity component representing the conversion option was determined by deducting the fair value of the liability component from the initial proceeds and recorded as additional paid-in capital. The resulting discount was accreted at an effective interest rate of 5.4% over the period from modification date to the maturity date.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

9.	CONVERTIBLE BOND PAYABLE (Continued)

2021 Series A2 Note

On May 5, 2021, the Company issued US$21 million convertible bonds (2021 Series A2 Note). The convertible notes to be issued will mature in 2026 unless previously converted. The Bond bears annual interest rate at 1% from the issuance date until the outstanding principal amount is fully repaid. The 2021 Series A2 Note did not have any embedded conversion option which required to be bifurcated and separately accounted for as a derivative under ASC 815 Derivatives and Hedging, nor do they contain a cash conversion feature. The Company accounted for the 2021 Series A2 Note in accordance with ASC 470 Debt, as a single debt instrument and subsequently measured at amortized cost. No beneficial conversion feature (the “BCF”) was recognized as the set conversion price for the 2021 Series A2 Note is greater than the fair value of the ADSs price at date of issuance.

2021 Series B Note

On April 12, 2021, a consortium of institutional investors subscribed to purchase convertible notes in an aggregate principal amount of US$90 million through a private placement (2021 Series B Note). The convertible notes issued will mature in 2026 unless previously converted. The Bond bears annual interest rate at 1% from the issuance date until the outstanding principal amount is fully repaid. The 2021 Series B Note did not have any embedded conversion option which required to be bifurcated and separately accounted for as a derivative under ASC 815 Derivatives and Hedging, nor do they contain a cash conversion feature. The Company accounted for the 2021 Series B Note in accordance with ASC 470 Debt, as a single debt instrument and subsequently measured at amortized cost. No BCF was recognized as the set conversion price for the 2021 Series B Note is greater than the fair value of the ADSs price at date of issuance.

US$
2021 Series A1 Note US$ 44,000,000 1.00% due to 2026	37,148,318
2021 Series A2 Note US$ 21,000,000 1.00% due to 2026	21,120,487
2021 Series B Note US$ 90,000,000 1.00% due to 2026	90,572,871
148,841,676

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

10.	ORDINARY SHARES

The Company’s Amended and Restated Memorandum of Association authorizes the Company to issue 4,662,388,278 Class A ordinary shares and 337,611,722 Class B ordinary shares with a par value of US$0.00001 per share. The shareholders of Class A ordinary shares and Class B ordinary shares have the same rights except for the voting and conversion rights. Each Class A ordinary share is entitled to one vote and is not convertible into Class B ordinary share under any circumstance; and each Class B ordinary share is entitled to twenty votes and will be automatically converted into one Class A ordinary share under certain circumstances.

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

On June 10, 2021, the Company completed a follow-on public offering, issued 112,125,000 Class A ordinary shares for a total consideration of US$175.4 million after deducting the underwriting discounts and commissions and offering expenses.

In March, August and December 2021, 22,500,000, 45,000,000 and 48,000,000 Class B ordinary shares were converted into Class A ordinary shares, respectively.

As of December 31, 2021, the Company had 2,059,987,139 Class A ordinary shares and 222,111,722 Class B ordinary shares issued and outstanding, respectively.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

11.	FAIR VALUE MEASUREMENT

Measured at fair value on a recurring basis

The Company measures financial instruments held, at fair value and long-term available-for-sale securities on a recurring basis.

The fair value of the Company’s financial instruments held, at fair value are determined based on the quoted market price (Level 1). The Company’s derivatives are classified as Level 2 of the fair value hierarchy since inputs to their valuation can be generally corroborated by market data.

The Group measured the fair value of its long-term available-for-sale securities using market approach and discounted cash flow approach and considered those as Level 3 measurement because the Group used unobservable inputs to determine their fair values. As of December 31, 2020 and 2021, recent transaction price was used of market approach and discounted cash flow approach. The unobservable inputs were discounts for lack of marketability for such market approach and discount rates for discounted cash flow approach as of December 31, 2020 and 2021. Significant increases or decreases in any of those inputs in isolation would result in a significant change in fair value measurement.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

11.	FAIR VALUE MEASUREMENT (Continued)

Measured at fair value on a recurring basis (Continued)

As of December 31, 2020 and 2021, information about inputs for the fair value measurements of the Group’s assets that were measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	As of December 31, 2020
	Quoted prices in active markets for identical instruments (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (level 3)	Total balance
	US$	US$	US$	US$
Financial instruments held, at fair value
Funds	283,764	—	—	283,764
Corporate bonds	263,750	—	—	263,750
Stock	15,022	—	—	15,022
Long‑term available-for-sale securities	—	—	3,924,051	3,924,051
Total	562,536	—	3,924,051	4,486,587

	As of December 31, 2021
	Quoted prices in active markets for identical instruments (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (level 3)	Total balance
	US$	US$	US$	US$
Financial instruments held, at fair value
Funds	419,503	—	1,971,872	2,391,375
Stock	1,498,706	—	—	1,498,706
Derivative	—	12,906	—	12,906
Long‑term available-for-sale securities	—	—	5,842,883	5,842,883
Total	1,918,209	12,906	7,814,755	9,745,870

During the years ended December 31, 2020 and 2021, there were no transfers between level 1, level 2 and level 3 categories.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

11.	FAIR VALUE MEASUREMENT (Continued)

Measured at fair value on a recurring basis(Continued)

The movements of Level 3 fair value measurements for the years ended December 31, 2020 and 2021 are as follows:

US$
As of January 1, 2020	3,980,806
Additions during the year	—
Net unrealized gains	41,149
Impairment	(150,978)
Foreign currency translation adjustment	53,074
As of December 31, 2020	3,924,051
Additions during the year	1,000,000
Net unrealized gains	2,871,477
Impairment	—
Foreign currency translation adjustment	19,227
As of December 31, 2021	7,814,755

For the year ended December 31, 2020, the unrealized gains included US$41,149 recognized in other comprehensive income (loss) in the consolidated statements of comprehensive income (loss). For the year ended December 31, 2021, the unrealized gains included US$1,899,605 recognized in other comprehensive income (loss) in the consolidated statements of comprehensive income (loss), and US$971,872 recognized in other income in the consolidated statements of comprehensive income (loss).The Group recognized nil, US$150,978 and nil impairment loss related to the long-term available-for-sale securities as an offset of other income for the years ended December 31, 2019, 2020 and 2021.

Measured at fair value on a non‑recurring basis

The Group measures the equity securities without readily determinable fair value at fair value on a nonrecurring basis whenever there is an impairment indicator or any changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The Group recognized US$755,524, nil and US$600,000 impairment loss related to the long-term equity securities without readily determinable fair value in other income for the years ended December 31, 2019, 2020 and 2021.

The Group measured the value of its share options and restricted share units granted to employees and management at fair value to determine the share based compensation expenses on each of the grant date. The fair value was determined using models with significant unobservable inputs (Level 3 inputs). Key inputs and parameters primarily include risk-free interest rate, expected stock price volatility, dividend yields, expected term, and forfeiture rates.

The Group measures goodwill at fair value on a nonrecurring basis and performs a goodwill impairment test annually or more often if event occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carry amount. The Group measured acquired intangible assets using the income approach‑discounted cash flow method when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The Group did not recognize any impairment loss related to other intangible assets arising from acquisitions during the years ended December 31, 2020 and 2021. The fair value of goodwill is determined using discounted cash flows, and an impairment loss will be recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The Group did not recognize any impairment loss related to goodwill during the years ended December 31, 2020 and 2021. Key inputs and parameters primarily for the above impairment assessment include significant judgment and estimates by the management on future earnings, and discount rate.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

12.	SHARE‑BASED COMPENSATION

The Group implemented a share incentive plan in June 2014 (the “2014 Plan”) which allows the Group to grant options and restricted share units to employees, directors and consultants of the Group. Under the 2014 Plan, the maximum aggregate number of shares that may be issued shall not exceed 187,697,314 ordinary shares.

In relation with the Re‑domiciliation, the Company adopted the 2018 share incentive plan, which was approved by the board of directors of the Company to replace the previous 2014 share incentive plan created in June 2014. The terms of the 2018 share incentive plan are substantially the same as those under the 2014 share incentive plan, except that the number of options and restricted share units and exercise price were adjusted on a diluted basis in accordance to the shares number of the Company upon the Re‑domiciliation. The awards granted and outstanding under the 2014 share incentive plan survived and remained effective and binding under the 2018 share incentive plan. In December 2018, the Board of Directors of the Company approved to expand the aggregate number of shares that may be issued to not exceed 254,697,314 ordinary shares.

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

In September, 2021, 36,534,437 Class A ordinary shares issued under the evergreen plan were approved by the board of directors of the Company to increase the award pool under 2019 Plan from 62,429,305 shares to 98,963,742 shares.

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

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

12.	SHARE‑BASED COMPENSATION (Continued)

Share options (Continued)

As the terms permit the Company to purchase these share options at an amount that is equal to or less than the fair value, the Company evaluates the classification for each awards upon the occurrence of each employment termination. The termination of employees have been insignificant for all periods presented. As of December 31, 2020 and 2021, the share option award is classified as equity.

The Group calculated the estimated fair value of the options on the respective grant dates using the binomial‑lattice option valuation model with the following assumptions for each applicable period which took into account variables such as volatility, dividend yield, and risk‑free interest rate, the probability that the option will be exercised prior to the end of its contractual life, and the probability of termination or retirement of the option holder in computing the value of the option.

The fair value of the options granted was estimated on the date of grant that prepared by the management with the assistance of an independent third‑party appraiser, and was determined using a binomial model with the following assumptions:

	Fair value per ordinary share at grant date(1)	Exercise price(2)	Expected volatility(3)	Contractual life(4)	Risk-free interest rate(5)	Expected dividend(6)
	US$	US$
Granted in 2014	0.008	0.00001	40%	10 years	3.0-3.1%	0.0
Granted in 2015	0.008-0.016	0.00001	39%	10 years	2.5-3.1%	0.0
Granted in 2016	0.019-0.030	0.00001	39%	10 years	2.3-3%	0.0
Granted in 2017	0.034-0.059	0.00001-0.040	39%	10 years	3.0-3.2%	0.0
Granted in 2018	0.147-0.405	0.0001-0.200	35-38%	10 years	3.1-3.8%	0.0
Granted in 2019	0.274-0.484	0.00001-0.274	37-39%	10 years	3.0-3.4%	0.0
Granted in 2021	0.2184	1.1853	55%	10 years	0.88%	0.0

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

(4)	Contractual life. The contractual life of the share options was the period between the grant date and the expiry date.
(5)	Risk free rate. Risk free rate is estimated based on market yield of U.S. Sovereign Curve with maturity close to the share options as of the valuation date, plus country spread.
(6)	Expected dividend. The Company does not expect to declare any dividends in the foreseeable future.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

12.	SHARE‑BASED COMPENSATION (Continued)

Share options (Continued)

A summary of the Company’s share option activities for the years ended December 31, 2020 and 2021 is presented below:

	Number of share options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
		US$	Years	US$
Outstanding as of January 1, 2020	95,933,244	0.05223	8.46	17,694,050
Cancelled to grant RSUs	(7,660,000)	0.27400
Exercised	(16,688,995)	0.00031
Forfeited	(11,840,000)	0.09374
Outstanding as of December 31, 2020	59,744,249	0.03005	7.50	29,829,248
Granted	750,000	1.18530
Exercised	(15,767,275)	0.03322
Forfeited	(370,185)	0.04544
Outstanding as of December 31, 2021	44,356,789	0.04833	6.77	12,375,711

The aggregate intrinsic value is calculated as the difference between the exercise price of the awards and the fair value of the underlying ordinary shares at each reporting date, for those awards that had exercise price below the estimated fair value of the relevant ordinary shares.

The Group recognized share-based compensation expenses with no income tax benefit relating to the share options of US$2,239,136, US$1,701,132 and US$4,272,939 for the years ended December 31, 2019, 2020 and 2021, respectively. As of December 31, 2021, total unrecognized share-based compensation expenses relating to these share options was US$9,455,252. The expense is expected to be recognized over a weighted-average period of 3.6 years.

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

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

12.	SHARE‑BASED COMPENSATION (Continued)

RSUs (Continued)

A summary of the Company’s RSU activities for the years ended December 31, 2020 and 2021 is presented below:

	Number of Units	Weighted-Average Grant-Date Fair Value
		US$
Unvested as of January 1, 2020	28,406,980	0.34
Granted	44,179,590	0.23
Cancelled to grant new RSUs	(900,000)	0.26
Exercised	(449,990)	0.23
Forfeited	(1,410,000)	0.20
Unvested as of December 31, 2020	69,826,580	0.28
Granted	21,259,735	0.97
Exercised	(22,237,430)	0.34
Forfeited	(3,032,440)	0.34
Unvested as of December 31, 2021	65,816,445	0.48

The Group recognized share-based compensation expenses with no income tax benefit relating to RSUs (including the expense upon medication) of US$1,823,464, US$4,353,480 and US$9,097,438 for the years ended December 31, 2019, 2020 and 2021, respectively. As of December 31, 2021, total unrecognized share-based compensation expenses relating to these RSUs was US$22,309,037. The expense is expected to be recognized over a weighted average period of 2.3 years.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

13.	NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per share for the following years:

	For the years ended December 31,
	2019	2020	2021
	US$	US$	US$
Numerator:
Net income (loss) attributable to ordinary shareholders of UP Fintech Holding Limited	(6,589,431)	16,064,793	14,690,701
Less:
The dilutive effect arising from the convertible bonds	—	—	2,900,645
Numerator for diluted net income (loss) per ordinary share	(6,589,431)	16,064,793	11,790,056
Denominator:
Weighted average shares used in calculating net income (loss) per ordinary share
Basic	1,751,784,176	2,117,904,025	2,205,186,257
Effect of dilutive securities:
Dilutive effect of share options	—	25,462,481	17,457,965
Dilutive effect of restricted shares units	—	18,865,819	32,613,976
Dilutive effect of convertible bonds	—	—	80,459,006
Denominator for diluted net income (loss) per ordinary share	1,751,784,176	2,162,232,325	2,335,717,204
Net income (loss) per ordinary share
Basic	(0.00)	0.01	0.01
Diluted	(0.00)	0.01	0.01

The following table summarizes potential ordinary shares outstanding excluded from the computation of diluted net loss per ordinary share for the year ended December 31, 2019, because their effect is anti-dilutive:

For the year ended December 31,2019
Share issuable upon exercise of share options	95,933,244
Share issuable upon exercise of RSUs	28,406,980

14.	TREASURY STOCK

On March 25, 2020, the Company’s Board of Directors approved a share repurchase program. Under the terms of the approved program (“Share Repurchase Program”), the Company may repurchase US$20 million worth of its outstanding ADSs from time to time for a period not to exceed twelve months. As of December 31, 2020 and 2021, the Company had repurchased an aggregate of 10,429,305 ordinary shares under the Share Repurchase Program in the open market, at an average price of US$3.13 per ADS, or US$0.21 per share for a total consideration of US$2.2 million.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

15.	RELATED PARTY BALANCES AND TRANSACTIONS

		As of December 31,
Name	Relationship with the Group	2020	2021
		US$	US$
Amounts due from related parties:
Alphalion Technology Holding Limited and its affiliates ("Alphalion Group") (1)	Long-term available-for-sale investee	1,032,211	1,046,190
Fast Connection Limited (2)	Entity controlled by a principal shareholder of the Company	1,500,000	—
Ocean Joy and its subsidiary (3)	Equity method investee	1,044,738	—
Individual directors and executive officers (4)	Directors or officers of the Group	1,488,273	1,901,681
Subtotal		5,065,222	2,947,871

Receivables from brokers, dealers, and clearing organizations:
Interactive Brokers LLC (5)	Under common control with a principal shareholder of the Company	761,681,403	804,639,024
Ocean Joy and its subsidiary (6)	Equity method investee	2,637,529	—
Subtotal		764,318,932	804,639,024

(1)	The amount represents short-term, interest-free loans provided to Alphalion Group to facilitate its daily operational cash flow needs and prepaid IT service fee as of December 31, 2020 and 2021.
(2)

The amount represents the Group's prepaid consulting fee to Fast Connection Limited as of December 31, 2020. Because of the resignation of the director assigned by a principal shareholder of the Company which can control Fast Connection Limited in the beginning of 2021, Fast Connection Limited was no longer considered a related party in 2021.

(3)

The amounts of US$386,940(HKD3,000,000) and US$657,798(HKD5,100,000) represent short-term, interest-free loans provided to Ocean Joy and its subsidiary to facilitate their daily operational cash flow needs as of December 31, 2020. In October 2021, the Company completed the acquisition of Ocean Joy.

(4)

The Group provided brokerage services and margin loans to its individual directors and executive officers and their spouses during its ordinary courses of business. The amounts represent receivables from directors and executive officers of the Group as of December 31, 2020 and 2021 respectively.

(5)	The amount represents the Group’s customer deposit, revenue receivables and securities lending transactions from the Company's trade execution partner and principal shareholder, Interactive Brokers.
(6)	The amount represents the Group’s customer deposit and revenue receivables deposited in Tiger Brokers HK as the execution partner.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

15.	RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

		As of December 31,
Name	Relationship with the Group	2020	2021
		US$	US$
Payables to brokers, dealers and clearing organizations-Related parties:
Interactive Brokers LLC (7)	Under common control with a principal shareholder of the Company	218,563,624	170,338,199
Ocean Joy and its subsidiary (8)	Equity method investee	10,496	—
Subtotal		218,574,120	170,338,199

Amount due to related parties:
Individual directors and executive officers (9)	Directors or officers of the Group	—	2,039,287
Subtotal		—	2,039,287

Convertible bonds -Related parties:
Xiaomi Corporation and its affiliates (10)	Principal shareholder of the Company	—	25,330,766
Subtotal		—	25,330,766
(7)	The amount represents the Group’s margin and cash collaterals received from securities borrowing transactions for the Company's trade execution partner and principal shareholder, Interactive Brokers.
(8)	The amount represents the Group’s service fee payables to Ocean Joy Holdings Limited and its subsidiary.
(9)	The amounts represent the cash account balance of directors and executive officers.
(10)	The amount represents the convertible bonds balance issued to Xiaomi Corporation and its affiliates.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

15.	RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

Transactions with related parties:

		For the years ended December 31,
Name	Relationship with the Group	2019	2020	2021
		US$	US$	US$
Xiaomi Corporation and its affiliates (11)	Principal shareholder of the Company	(517,134)	(397,590)	—
Alphalion Group (12)	Long-term available-for-sale investee	617,500	—	(94,333)
Fast Connection Limited (13)	Entity controlled by a principal shareholder of the Company	—	(700,000)	—
Ocean Joy and its subsidiary (14)	Equity method investee	—	16,173	28,350
Ocean Joy and its subsidiary (15)	Equity method investee	—	(51,446)	(686,576)
Interactive Brokers LLC (16)	Under common control with a principal shareholder of the Company	38,089,982	62,704,986	73,293,370
Interactive Brokers LLC (17)	Under common control with a principal shareholder of the Company	(2,102,385)	(7,099,254)	(16,823,850)
Guangzhou 88(18)	Entity controlled by management of the Company’s subsidiary	(755,524)	—	—
Individual directors and executive officers (19)	Directors or officers of the Group		79,949	138,661
Xiaomi Corporation and its affiliates (20)	Principal shareholder of the Company	—	—	2,860,123
Xiaomi Corporation and its affiliates (21)	Principal shareholder of the Company	—	—	(350,519)

(11)	The amounts represent the purchase of marketing services from Xiaomi Corporation and its affiliates for the years ended December 31, 2019, 2020 and 2021, respectively.
(12)

The amounts represent the sale of a Group's subsidiary to Alphalion Group for a gain of US$617,500 in 2019 with a consideration for the sale of US$106,105 and purchase of IT services from Alphalion Group in 2021.

(13)

The amounts represent consulting fees paid to Fast Connection Limited for the years ended December 31, 2019, 2020, respectively. Because of the resignation of the director assigned by a principal shareholder of the Company which can control Fast Connection Limited in the beginning of 2021, Fast Connection Limited was no longer considered a related party in 2021.

(14)	The amounts represent the commissions and interest income earned from Tiger Brokers HK for periods from June to December of 2020 and January to October of 2021.
(15)	The amounts represent the execution and clearing fees paid to Tiger Brokers HK for periods from June to December of 2020 and January to October of 2021.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

15.	RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

Transactions with related parties: (Continued)

(16)

The amounts represent the commissions, financing service fees, interest income and other revenues earned from Interactive Brokers for the years ended December 31, 2019, 2020 and 2021, respectively, netting off interest expense incurred from margin, security borrowing and lending business.

(17)	The amounts represent the execution and clearing fees paid to Interactive Brokers for the years ended December 31, 2019, 2020 and 2021, respectively.
(18)

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

(19)

The amounts represent the commissions and interest income earned by providing brokerage services and margin loans to the individual directors and executive officers during its ordinary courses of business for the years ended December 31, 2019, 2020 and 2021, respectively.

(20)	The amount represents the changes in the fair value of the convertible bonds issued to Xiaomi Corporation and its affiliates during the year (Note 9)
(21)

The amount represents the interest expense of the convertible bonds issued to Xiaomi Corporation and its affiliates accreted at an effective interest rate of 5.4% for the year ended December 31, 2021 (Note 9).

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

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

16.	COLLATERALIZED TRANSACTIONS (Continued)

The following table summarizes the amounts related to collateralized transactions as of December 31, 2020 and 2021:
	As of December 31,
	2020	2021
	US$	US$
Total client margin asset	1,626,260,131	1,759,500,650

Fulfillment of client margin financings	168,840,684	202,004,165
Fulfillment of client short sales	21,492,878	31,612,750
Securities lending to other brokers	434,780,528	392,897,973
Total collateral repledged	625,114,090	626,514,888

17.	Lease

Operating leases

The Group’s leases consist of operating leases for corporate offices, data centers, and other facilities. The Group determines if an arrangement is a lease at inception. Some lease agreements contain lease and non-lease components, which the Group choose to account for as separate components. The allocation of the consideration between the lease and the non-lease components is based on the relative stand-alone prices of lease components included in the lease contracts. As of December 31, 2021, the Group had no long-term leases that were classified as a financing lease. As of December 31, 2021 the operating leases that have not yet commenced is immaterial. The arrangements of remaining lease terms are one year to seven years. Total lease expenses for the year ended December 31, 2020 and 2021 was US$3,494,456 and US$4,138,401, which were recorded in occupancy, depreciation and amortization on the consolidated statements of comprehensive income (loss). The Group classifies operating lease payments as cash outflows for operating activities in the statement of cash flows. The Group presents the reduction in the carrying amount of the right-of-use assets and the change in operating lease liabilities as two adjustments to net income and changes in net assets in the reconciliation of net income to net cash flows from operating activities.

The following table presents balances reported in the consolidated balance sheets related to the Group's leases:

	For the years ended December 31,
	2020	2021
	US$	US$
Operating lease right-of-use assets	7,280,763	6,613,520
Operating lease liabilities	7,207,293	5,702,954

The following table presents operating lease expenses and short-term lease expenses reported in the consolidated statements of comprehensive income (loss) related to the Group's leases:

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

17.	Lease (Continued)

Operating leases (Continued)

	For the years ended December 31,
	2020	2021
	US$	US$
Operating lease expenses	2,985,665	3,881,251
Short-term lease expenses	508,791	257,150

A summary of supplemental information related to operating leases as of December 31, 2021 is as follows:

	For the years ended December 31,
	2020	2021
	US$	US$
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used in operating leases	3,422,191	5,058,078
Non-cash right-of-use assets in exchange for new lease obligations:
Operating leases	4,281,660	4,058,759
Weighted average remaining lease term:
Operating leases	3 years	4 years
Weighted average discount rate:
Operating leases	5.3%	5.5%

The following is a maturity analysis of the annual undiscounted cash flows for the annual periods ended December 31:

2021
US$
Years ending December 31:
2022	2,695,299
2023	1,036,814
2024	838,969
2025	452,218
2026	465,785
2027 and after	805,931
Total undiscounted operating lease payments	6,295,016
Less: imputed interest	(592,062)
Present value of operating lease liabilities	5,702,954

The terms of the leases do not contain contingent rents.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

18.	COMMITMENTS AND CONTINGENCY

The Company did not have any significant capital or other commitments, long-term obligations, or guarantees as of December 31, 2021.
19.	REGULATORY REQUIREMENT

The Company’s broker-dealer subsidiaries, TBNZ, TradeUP Securities, US Tiger Securities, Tiger Brokers SG and Tiger Brokers HK are subject to capital requirements determined by its respective regulators.

TBNZ, the Company’s New Zealand subsidiary, was subject to New Zealand’s Exchange ("NZX") capital adequacy requirements under the Section 19, NZX Participant Rules. TBNZ was not an NZX Participant since May of 2021.

TradeUP Securities and US Tiger Securities, the Company’s USA subsidiaries, are subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Exchange Act in the USA, which requires the maintenance of minimum net capital.

Tiger Brokers SG, the Company’s Singapore subsidiary, is subject to the Securities and Futures Regulations 2018 (Amendment) Regulation 2018 under Chapter 289 of Securities and Futures Act in Singapore, which requires the maintenance of minimum net capital.

Tiger Brokers HK, the Company’s Hong Kong subsidiary, is subject to Securities and Futures (Financial Resources) Rules and the Securities and Futures Ordinance, Tiger Brokers HK is required to maintain minimum paid-up share capital and liquid capital.

As of December 31, 2020 and 2021, all of the Company’s broker-dealer subsidiaries met applicable minimum net capital requirements. The tables below summaries the net capital, the capital requirement and the excess net capital for the Company’s broker-dealer subsidiaries as of December 31, 2020 and 2021:

	Net Capital	Requirement	Excess Net Capital
December 31, 2021	US$	US$	US$
TradeUP Securities	95,665,200	4,283,392	91,381,808
US Tiger Securities	10,429,009	250,000	10,179,009
Tiger Brokers SG	113,290,584	12,443,882	100,846,702
Tiger Brokers HK	14,569,722	384,635	14,185,087
Total	233,954,515	17,361,909	216,592,606
	Net Capital	Requirement	Excess Net Capital
December 31, 2020	US$	US$	US$
TBNZ	61,427,613	34,258,411	27,169,202
TradeUP Securities	14,546,628	250,000	14,296,628
US Tiger Securities	9,206,613	250,000	8,956,613
Tiger Brokers SG	9,718,825	2,382,717	7,336,108
Total	94,899,679	37,141,128	57,758,551

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

20.	EMPLOYEE BENEFIT PLAN

Full time PRC employees of the Group are eligible to participate in a government‑mandated multi‑employer defined contribution plan under which certain pension benefits, medical care, unemployment insurance and employee housing fund are provided to these employees. The PRC labor regulations require the Group to accrue for these benefits based on a percentage of each employee’s salary income. Total provisions for employee benefits were US$5,618,209, US$4,323,814 and US$11,121,724 for the years ended December 31, 2019, 2020 and 2021, respectively, reported as a component of salary and compensation expenses when incurred.
21.	STATUTORY RESERVES AND RESTRICTED NET ASSETS

In accordance with the PRC laws and regulations, the Group’s subsidiaries located in the PRC, are required to provide for certain statutory reserves. These statutory reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund or discretionary reserve fund, and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires a minimum annual appropriation of 10% of after‑tax profit (as determined under accounting principles generally accepted in China at each year‑end); the other fund appropriations are at the subsidiaries’ or the affiliated PRC entities’ discretion. These statutory reserve funds can only be used for specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends except in the event of liquidation of Group’s subsidiaries, affiliated PRC entities and their respective subsidiaries. The Group’s subsidiaries are required to allocate at least 10% of their after‑tax profits to the general reserve until such reserve has reached 50% of their respective registered capital. As of December 31, 2018, none of the Group’s PRC subsidiaries has a general reserve that reached 50% of their registered capital threshold. The Group did not made appropriation to these statutory reserve funds due to the loss position of the Group's PRC subsidiaries for the year ended December 31, 2018.

For the year ended December 31, 2019, Beijing U-Tiger Business made appropriation to these statutory reserve funds of US$724,008 due to the profit position, which also reached the maximum required amount of 50% of its registered capital.

For the year ended December 31, 2020, Beijing Yixin made appropriation to these statutory reserve funds of US$1,939,543 due to the profit position, which did not reach the maximum required amount of 50% of its registered capital.

For the year ended December 31, 2021, Beijing Yixin made appropriation to these statutory reserve funds of US$899,337 due to the profit position, which did not reach the maximum required amount of 50% of its registered capital.

Appropriations to the enterprise expansion reserve and the staff welfare and bonus reserve are to be made at the discretion of the Board of Directors of each of the Group’s subsidiaries.

As a result of these PRC laws and regulations and the requirement that distributions by the PRC entities can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid‑in capital and the statutory reserves of the Group’s PRC subsidiaries.

The aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries in the Group not available for distribution were US$48,315,519 and US$63,908,860 as of December 31, 2020 and 2021, respectively.

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
23.	SUBSEQUENT EVENT

The Group evaluated events subsequent to the balance sheet date of December 31, 2021 through the date of issuance of the consolidated financial statements. No material recordable or disclosable events or transactions occurred.