Form 20-F
period 2022-12-31
UP Fintech Holding Ltd
filed 2023-04-26
CIK 1756699

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-38833

UP FINTECH HOLDING LIMITED

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

1 Raffles Place, #35-61 One Raffles Place

Singapore (048616)

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

2,374,551,833 Class A ordinary shares were outstanding as of December 31, 2022
97,611,722 Class B ordinary shares were outstanding as of December 31, 2022

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

This annual report on Form 20-F includes the consolidated financial statements of the Company for the years ended December 31, 2020, 2021 and 2022 (the “Consolidated Financial Statements”) prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”) as issued by the Financial Accounting Standards Board.

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

CONVENTIONS THAT APPLY TO THIS REPORT

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

Unless otherwise noted, the translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this report were made at a rate of RMB6.8972 to US$1.0000, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2022 and the translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this report were made at a rate of HK$7.8015 to US$1.00, the exchange rate in effect as of December 30, 2022. We make no representation that Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “1933 Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements involve risks and uncertainties. All statements other than statements of current or historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

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
•
competition in our industry;
•
our expectations regarding the impact of economic factors such as increased interest rates and inflation on our business, financial condition, and results of operations;
•
the impact of the COVID-19 pandemic;
•
government statutes, policies and regulations relating to our industry and our company, including the Holding Foreign Companies Accountable Act, and Chinese regulations impacting the variable interest entities in our corporate structure; and
•
whether we will be identified as a “Commission-Identified Issuer”, as defined below, this year or in future years.

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

UP Fintech is not a Chinese operating company but a Cayman Islands holding company with no material operations of its own, whose operations are conducted by its subsidiaries and through contractual arrangements with VIEs based in China. This structure involves unique risks to investors. We conduct our operations primarily through our Singapore subsidiaries, New Zealand subsidiaries, U.S. subsidiaries, Hong Kong subsidiaries and the VIEs and their respective subsidiaries in China. The VIE structure is used to replicate foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the operating companies, and contractual arrangements with the VIEs may not be as effective as ownership in providing operational control. Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or value of our American Depositary Shares, or “ADSs,” including that it could cause the value of such securities to significantly decline or become worthless. There is no assurance that the PRC government will not intervene or impose restrictions on the company’s ability to transfer cash to or from the holding company, the subsidiaries, the VIEs and investors. For more information about our operations, refer to “Item 3. Key Information – Certain Summary Financial Information Regarding the Company, Its Subsidiaries, and Consolidated VIEs.” Additionally, VIE agreements have not been tested in a court of law. For more information regarding these and other risks, refer to “Item 3. Key Information – Certain Risks Related to Our Chinese Operations and Operating Structure.”

A diagram of our corporate structure, as of the date of this annual report, reflecting our significant subsidiaries, the consolidated VIEs, and subsidiaries of the VIEs, is set forth below.

UP Fintech Holding Limited (Cayman Island) (NASDAQ SYB: TIGR)
Up Fintech Global Holdings Limited (BVI)
Tiger Fintech Holdings Inc.(US)
US Tiger Securities Inc.(US)
TradeUP Securities Inc. (US)
Wealthn LLC (US)
Tradeup INC. (US)
Trading Front, Inc. (US)
JV Uptech Holding Limited(BVI)
20%
20%
Kastle Limited (HK)
20%
Tung Chi Consulting Limited(HK)
Xiangshang Upfintech Holding Limited (BVI)
TTMF Limited (BVI)
20%
Uptech Global Holding Limited (BVI)
20%
Tiger Fintech (Singapore) PTE.LTD (Singapore)
Tiger Brokers (NZ) Limited (New Zealand)
Tiger Fintech (NZ) Limited (New Zealand)
TIGER FINTECH CUSTODIANS (NZ) LIMITED (New Zealand)
Tiger Brokers (Singapore) Pte Ltd (Singapore)
TIGER BROKERS (AU) HOLDING PTY LTD (Australia)
Tiger Services (AU) Pty Ltd (Australia)
Tiger Brokers (AU) PTY Limited (Australia)
Hangzhou U-Tiger Technology Co., Ltd (PRC)
100%
Up Fintech International Limited(HK)
Ocean Joy Holdings Limited (BVI)
Tiger Brokers (HK) Global Limited (HK)
Beijing Xiangshang Yixin Technology Co., Ltd (PRC)
VIE
Beijing Xiangshang Yiyi Laohu Technology Group Co., Ltd (PRC)
Beijing Bohu Xiangshang Technology Co., Ltd (PRC)
VIE
Beijing Xiangshang Rongke Technology Development Co., Ltd (PRC)
Tiger Technology Corporation Limited (HK)
Beijing U-Tiger Business Service Limited (PRC)
Guangzhou U-Tiger Technology Co., Ltd. (PRC)
Shenzhen Xiangshang Huxun Technology Co.,Ltd. (PRC)
50.5755%
Beijing Yixin Xiangshang Technology Co., Ltd. (PRC)
Beijing Zhijianfengyi Information Technology Co., Ltd. (PRC)
Beijing Chenhao Technology Co., Ltd. (PRC)
Beijing U-Tiger Network Technology Co., Ltd. (PRC)
Equity interests (100% unless otherwise indicated)
Contractual relationships

On December 2, 2021, the Securities and Exchange Commission, or SEC, adopted final rules, including amendments to Form 20-F, to implement the Holding Foreign Companies Accountable Act (the “HFCAA”), which was signed into law on December 18, 2020. The HFCAA requires the SEC to prohibit the securities of any “covered issuer” from being traded on any of the U.S. securities exchanges, including The Nasdaq Stock Market, or traded “over-the-counter” if the auditor of the covered issuer’s financial statements is not subject to PCAOB inspection for three consecutive years. The SEC rules establish procedures the SEC will follow in determining whether a registrant is a “Commission-Identified Issuer” (as defined in the final rule). On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate PCAOB-registered public accounting firms headquartered in Chinese mainland and in Hong Kong because of positions taken by PRC authorities in those jurisdictions. Our independent registered public accounting firm was subject to the determinations announced by the PCAOB on December 16, 2021. On May 26, 2022, the SEC added the Company to its conclusive list of Commission-Identified Issuers. The SEC’s rules require each Commission-Identified Issuer to submit documentation to the SEC annually on or before its annual report due date establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction. The SEC will impose an initial trading prohibition on an issuer as soon as practicable after it has been conclusively identified as a Commission-Identified Issuer for two consecutive years.

On August 26, 2022, the PCAOB announced that it signed a Statement of Protocol with the China Securities Regulatory Commission (the “CSRC”) and the Ministry of Finance, which it described as the first step toward opening access for the PCAOB to inspect and investigate completely registered public accounting firms in Chinese mainland and Hong Kong. On December 15, 2022, the PCAOB vacated its 2021 determination that the positions taken by authorities in Chinese mainland and Hong Kong prevented it from inspecting and investigating completely registered public accounting firms headquartered in those jurisdictions. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA for the fiscal year ended December 31, 2022 after we file this annual report on Form 20-F.

In light of the PCAOB’s decision to vacate its 2021 determination and until such time as the PCAOB issues any new adverse determination, the SEC has stated that there are no issuers at risk of having their securities subject to a trading prohibition under the HFCAA. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in Chinese mainland and Hong Kong is subject to uncertainty and depends on a number of factors out of our control. If the PCAOB again becomes unable to conduct a full inspection of our independent registered public accounting firm’s audit documentation related to their audit reports, then our common stock will again be subject to potential delisting from The Nasdaq Stock Market. For more information about these risks, see the risk factor below under the heading “We may be subject to consequences pursuant to the Holding Foreign Companies Accountable Act and related regulations, including the potential for our ADSs to be prohibited from trading on U.S. securities exchanges, including The Nasdaq Stock Market, and in the U.S. over-the-counter market, which will limit the liquidity of our ADSs and our access to U.S. capital markets.”

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

We are a holding company with no material operations of our own. We conduct our operations primarily through our Singapore subsidiaries, New Zealand subsidiaries, U.S. subsidiaries, Hong Kong subsidiaries and the VIEs and their respective subsidiaries in China. We have relied and expect to continue to rely on contractual arrangements with the VIEs and their respective shareholders to conduct certain of our key supporting functions. Additionally, the VIEs were responsible for generating approximately 1.5% of our revenues for the year ended December 31, 2022.The VIEs are consolidated for accounting purposes, but we do not have and may never have an equity interest in the VIEs. These contractual arrangements are used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies and may not be as effective as equity ownership in providing us with control over the VIEs. For example, the VIEs and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. Our contractual arrangements with the VIEs and their respective shareholders are described in detail below under the heading “Item 3. Key Information — Contractual Arrangements with the VIEs and Their Respective Shareholders.”

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

We refer to the shareholders of each VIE as its nominee shareholders because although they remain the holders of equity interests on record in each of the VIEs, pursuant to the terms of the relevant power of attorney, each such shareholder has irrevocably authorized the relevant WFOE to exercise his, her or its rights as a shareholder of the relevant VIE. Additionally, our WFOEs have the sole discretion to receive from the relevant VIE an annual service fee and will make discretionary determinations on whether to collect services fees and on the amount of fees to be collected in future years. To the extent that our WFOEs do not choose to charge service fees to the VIEs, we will not have any contractual rights to collect funds from the VIEs that would be legally enforceable upon liquidation or sale of the VIEs. Under such circumstances, our investors would not derive any benefit from the operation of, or our contractual arrangements with, the VIEs. Furthermore, if the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under the PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under the PRC law. For example, if the shareholders of the VIEs refuse to transfer their equity interests in the VIEs to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith towards us, then we may have to take legal actions to compel them to perform their contractual obligations.

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

As part of our contractual arrangements with the VIEs, the VIEs and their subsidiaries hold certain assets that are material to the operation of certain portion of our business, including intellectual properties. If the VIEs go bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, the VIEs may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If the VIEs undergo a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business and results of operations.

The PRC government may intervene or impose restrictions on our ability to transfer cash to or from the holding company, the subsidiaries, the VIEs and investors.

A majority of our revenues were generated from our wholly owned subsidiaries in New Zealand, Singapore and the United States for the years ended December 31, 2020, 2021 and 2022. Most of the consolidated VIEs and their subsidiaries operate business in the PRC and their main functions are to support our licensed/registered entities in New Zealand, Singapore, and the United States, etc. (“Licensed Entities”). Certain of the costs generated by VIEs and their subsidiaries are covered by these Licensed Entities through inter-company transactions, and we expect that the Licensed Entities will cover a substantial majority of such costs in the future. In general, the holding company transfers funds from financing (including funds from its IPO, follow-on equity offerings, and offerings of convertible bonds, as applicable) to Licensed Entities in the form of capital injections or loans to support their business expansion. These Licensed Entities pay the consolidated VIEs and their subsidiaries periodically for the services rendered through inter-company transactions, pursuant to the terms of the contractual arrangements between them. To date, we have not experienced difficulty in transferring cash to or from the holding company, the subsidiaries, the VIEs, and investors. However, there is no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer cash in the future.

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

In addition, laws and regulations in certain jurisdictions impose specific regulatory requirements on cross border transmission of important personal data. We are subject to domestic and international laws relating to the collection, use, retention, security and transfer of personally identifiable information among us and our international subsidiaries. Non-compliance could result in significant penalties or legal liability. Foreign data protection, privacy, and other laws and regulations can impose different obligations or be more restrictive that those in Chinese mainland. Regulatory authorities around the world are considering a number of legislative and regulatory proposals concerning data protection. Also, the interpretation and application of consumer and data protection laws in the U.S., Europe and elsewhere are often uncertain. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data practices. These legislative and regulatory proposals, if adopted, and such interpretations could, in addition to the possibility of fines, result in an order requiring that we change our data practices, which could have an adverse effect on our business and results of operations. For example, the General Data Protection Regulation (GDPR), which came into application in the European Union (EU) on May 25, 2018, applies to all of our activities conducted from an establishment in the EU or related to products and services that we offer to EU users. The GDPR created a range of new compliance obligations, which could cause us to change our business practices, and significantly increased financial penalties for non-compliance.

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

In China, the government is still ramping up regulations with regard to personal information protection. On October 1, 2020, the Information Security Technology - Personal Information Security Specification (GB/T 35273-2020) (“2020 Specification”) took effect. Although the 2020 Specification is a recommended guideline, and it is not enforceable by law, the authority will use this standard to evaluate our compliance with China’s legal guidelines and regulations regarding personal information protection. Besides, Personal Information Protection Law promulgated by SCNPC on August 20, 2021 became the most relevant law in China regarding personal information protection and came into effect on November 1, 2021. The Personal Information Protection Law provides serve punishment for those who violates regulations when processing personal information. For details of the relevant PRC Laws, please refer to the section “Regulations on Privacy Protection” below.

In addition, the Cyber Security Law of the PRC, which was promulgated by the Standing Committee of the National People’s Congress, or the SCNPC and became effective on June 1, 2017, requires operators of key information infrastructures, which include, among others, public communications and information service and financial industry and other important industries and fields, shall store personal information and important data gathered and produced during operations in China within the territory of China. Where such information and data need to be transmitted overseas based on commercial demand, a security assessment shall be conducted in accordance with the measures formulated by the national cyberspace administration authority in concert with the relevant departments under the State Council. Furthermore, on November 14, 2021, the Cyberspace Administration of China, or the CAC, released the Regulations on the Network Data Security, or “the Draft Regulations,” for public comments, which stipulates, among others, that a prior cybersecurity review is required for listing abroad of data processors which process over one million users’ personal information, and the listing of data processors in Hong Kong which affects or may affect national security. On December 28, 2021, the CAC and other twelve PRC regulatory authorities jointly revised and promulgated the Measures for Cybersecurity Review, or the Cybersecurity Review Measures, which came into effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, besides the procurement of network products and services by critical information infrastructure operators, any data processing activities by network platform operators that affects or may affect national security shall be subject to the cybersecurity review as well. In accordance with the Cybersecurity Review Measures, operators mastering personal information of more than one million users must apply to the Cybersecurity Review Office for cybersecurity review when they seek for listing in a foreign country. In addition, the CAC published the Decision on Amending the Cyber Security Law (Draft for Comments), or the Decision on the Cyber Security Law on September 14, 2022, pursuant to which the legal liabilities of violating the Cyber Security Law are strengthened. However, as of the date of this annual report, the period for public comment on the draft of the Cyber Security Law has ended while no official rules have been issued, and the Cybersecurity Review Measures, the Draft Regulations and the Decision on the Cyber Security Law remain unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States. Although all of the data centers used for our brokerage service are located overseas, we have several servers located in China to provide user community support and market information. We might need to transmit certain personal data between different locations, and since such data are used for financial services, we might be subject to security assessment requirements as set forth in the Cyber Security Law of the PRC.

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

The evolving PRC regulatory system for the Internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the CAC, with the involvement of the State Council Information Office, the Ministry of Industry and Information Technology, or the MIIT, and the Ministry of Public Security. The primary role of this new agency is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the Internet industry. In practice, PRC regulators, including the CAC, have been increasingly focused on regulation in the areas of data security and data protection, and are enhancing the protection of privacy and data security by rule-making and enforcement actions at central and local levels. For example, on July 7, 2022, the CAC promulgated the Measures on Security Assessment of Cross-border Data Transfer, or the Data Export Measures, which has become effective on September 1, 2022. The Data Export Measures require that any data processor which processes or exports personal information exceeding certain volume threshold under such measures shall apply for security assessment by the CAC before transferring any personal information abroad. The security assessment requirement also applies to any transfer of important data outside of China. We expect that these areas will receive greater and continued attention and scrutiny from regulators and the public going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection.

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

Beijing Yiyi’s subsidiary, Beijing U-Tiger Network Technology Co., LTD, holds the License for Production and Operation of Radio and TV Programs issued on June 27, 2022, and the value-added telecommunications business license issued on July 27. 2022. Beijing Yiyi’s subsidiary, Beijing Yixin Xiangshang Technology Co.,LTD, holds the License for Production and Operation of Radio and TV Programs issued on May 10, 2021, and the value-added telecommunications business license issued on September 4, 2019. Beijing Yiyi’s subsidiary, Beijing Zhi Jian Feng Yi Information Technology Co., LTD, holds the License for Production and Operation of Radio and TV Programs issued on June 22, 2021, the value-added telecommunications business license issued on July 29, 2021, the Publication business license issued on April 25, 2022.

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

The audit report included in this annual report has been prepared by our independent registered public accounting firm, whose work the Public Company Accounting Oversight Board was previously unable to inspect and, as such, you have previously been deprived of the benefits of such inspection and may be deprived of such benefits in the future if the work of our independent registered public accounting firm is unable to be inspected again.

Our independent registered public accounting firm that has issued the audit report included in this annual report, KPMG Huazhen LLP, as an auditor of companies that are traded publicly in the United States and as a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.

Because we have substantial operations within the PRC and the PCAOB was unable to conduct inspections of the work of our independent registered public accounting firm as it relates to those operations without the approval of the Chinese authorities prior to 2022, our independent registered public accounting firm was not inspected fully by the PCAOB prior to 2022. This prior lack of PCAOB inspections in the PRC prevented the PCAOB from regularly evaluating our independent registered public accounting firm’s audits and its quality control procedures. As a result, investors were previously deprived of the benefits of PCAOB inspections. As discussed above under “Item 3. Key Information,” in 2022 the PCAOB was able to secure complete access to inspect and investigate audit firms in the PRC for the first time, and on December 15, 2022, the PCAOB vacated its 2021 determination that the positions taken by authorities in Chinese mainland and Hong Kong prevented it from inspecting and investigating completely registered public accounting firms headquartered in those jurisdictions.

There can be no guarantee that the PCAOB will continue to be able to fully inspect our independent registered public accounting firm’s work in the future, due to factors outside our control. Inspections of other firms that the PCAOB has conducted outside the PRC have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct full inspections of auditors in the PRC made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside the PRC that are subject to PCAOB inspections, which could cause investors to lose confidence in our reported financial information and procedures and the quality of our financial statements.

We may be subject to consequences pursuant to the Holding Foreign Companies Accountable Act and related regulations, including the potential for our ADSs to be prohibited from trading on U.S. securities exchanges, including The Nasdaq Stock Market, and in the U.S. over-the-counter market, which will limit the liquidity of our ADSs and our access to U.S. capital markets.

As discussed above under “Item 3. Key Information,” the HFCAA requires the SEC to prohibit the securities of any “covered issuer,” including the Company, from being traded on any of the U.S. securities exchanges, including The Nasdaq Stock Market, or traded “over-the-counter,” if the auditor of the covered issuer’s financial statements is not subject to PCAOB inspection for three consecutive years. In December 2021, the SEC adopted final rules, including amendments to Form 20-F, to implement the HFCAA and establish procedures the SEC will follow in determining whether a registrant is a “Commission-Identified Issuer” (as defined in the final rule). Consistent with the HFCAA, these amendments require the submission of documentation to the SEC establishing that a “Commission-Identified Issuer” is not owned or controlled by a governmental entity in that foreign jurisdiction and also require disclosure in a foreign issuer’s annual report regarding the audit arrangements of, and governmental influence on, such registrant, including any consolidated VIEs or other similar structures. On May 26, 2022, the SEC added the Company to its conclusive list of Commission-Identified Issuers.

In December 2022, the Accelerating Holding Foreign Companies Accountable Act was signed into law, which amended the HFCAA to shorten the three-year period to two years. As a result, the SEC will impose an initial trading prohibition on an issuer as soon as practicable after it has been conclusively identified as a Commission-Identified Issuer for two consecutive years.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate PCAOB-registered public accounting firms headquartered in Chinese mainland and in Hong Kong because of positions taken by PRC authorities in those jurisdictions. Our independent registered public accounting firm was subject to the determinations announced by the PCAOB on December 16, 2021. On August 26, 2022, the PCAOB announced that it signed a Statement of Protocol with the CSRC and the Ministry of Finance, which it described as the first step toward opening access for the PCAOB to inspect and investigate completely registered public accounting firms in Chinese mainland and Hong Kong. On December 15, 2022, the PCAOB vacated its 2021 determination that the positions taken by authorities in Chinese mainland and Hong Kong prevented it from inspecting and investigating completely registered public accounting firms headquartered in those jurisdictions. Consequently, the PCAOB is currently able to inspect the work of PCAOB-registered independent registered public accounting firms, including ours, in Chinese mainland and Hong Kong.

However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of such firms is subject to uncertainty and depends on a number of factors out of our control. If the PCAOB again becomes unable to conduct a full inspection of our independent registered public accounting firm’s audit documentation related to their audit reports for two consecutive years, then our ADSs may be prohibited from trading on U.S. securities exchanges, including The Nasdaq Stock Market, and in the U.S. over-the-counter market, which will limit the liquidity of our ADSs and our access to U.S. capital markets.

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

We are subject to numerous regulations in the PRC, including those described in detail below under “Item 3. Key Information – Description of Certain PRC Regulations Affecting Our Business.” These regulatory requirements are evolving, and new regulatory requirements affecting us may be adopted. Compliance with these regulations involves costs, fees, and expenses, as well as time and attention from our leadership team. Additionally, if we fail to comply in full with applicable regulations, we may be subject to government enforcement action, which may be costly, impose operational burdens on us, and cause us reputational harm, any of which could have a material adverse effect on our business and results of operations.

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

Furthermore, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council issued Several Opinions Concerning Lawfully and Strictly Cracking Down Illegal Securities Activities. These opinions call for strengthened regulation over illegal securities activities and supervision on overseas listings by China-based companies like us, and propose to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures and relevant five guidelines, which became effective on March 31, 2023.

The Overseas Listing Trial Measures comprehensively improve and reform the existing regulatory regime for overseas offering and listing of Chinese mainland domestic companies’ securities and regulates both direct and indirect overseas offering and listing of Chinese mainland domestic companies’ securities by adopting a filing-based regulatory regime.

On the same day, the CSRC also held a press conference for the release of the Overseas Listing Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that (i) prior to the effective date of the Overseas Listing Trial Measures, Chinese mainland domestic companies that have already completed overseas listing shall be regarded as “existing companies”, which are not required to fulfill filing procedure immediately but shall be required to complete the filing if such existing companies conduct refinancing in the future; and (ii) the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with contractual arrangements which duly meet the compliance requirements, and support the development and growth of these companies by enabling them to utilize two markets and two kinds of resources.

However, since the Overseas Listing Trial Measures was newly promulgated, the interpretation, application and enforcement of Overseas Listing Trial Measures remain unclear. Besides, there are still uncertainties as to whether the Overseas Listing Trial Measures and relevant five guidelines would be further amended, revised or updated. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all. Additional oversight or regulation of this nature could have a material adverse effect on our ability to offer or continue to offer securities to investors and could have a material adverse effect on the market price of our ADSs. For more details, please refer to “Description of Certain PRC Regulations Affecting Our Business - Regulations Relating to Overseas Offerings”.

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

As described above, we may be treated as a PRC resident enterprise for PRC tax purposes. Under the EIT Law and its implementation rules, PRC withholding tax at the rate of 10% is normally applicable to PRC sourced dividends payable to investors that are non-PRC resident enterprises, which do not have an establishment or place of business in PRC, or which have such establishment or place of business if the relevant income is not effectively connected with the establishment or place of business. Any gain realized on the transfer of ADSs or shares by such non-PRC resident enterprise investors is also subject to a 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. Under the PRC Individual Income Tax Law and its implementation rules, PRC sourced dividends paid to non-PRC individual investors are generally subject to a PRC withholding tax at a rate of 20% and gains from PRC sources realized by such investors on the transfer of ADSs or shares are generally subject to a 20% PRC income tax. While substantially all of our brokerage operations are in New Zealand or Singapore, it is unclear whether dividends we pay with respect to our ADSs, or the gain realized from the transfer of our ADSs, would be treated as the income derived from sources within the PRC and as a result be subject to PRC income tax if we were considered a PRC resident enterprise, as described above. See Item 3.D “Risk Factors — Risks Related to Doing Business in China – We may be deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, or the EIT Law, and be subject to the PRC taxation on our worldwide income, which may significantly increase our income tax expenses and materially decrease our profitability.” If PRC income tax were imposed on gains realized through the transfer of our ADSs or on dividends paid to our non-resident investors, the value of your investment in our ADSs may be materially and adversely affected. Any PRC tax liability described above may be reduced under applicable tax treaties. However, it is unclear whether our ADS holders whose jurisdictions of residence have tax treaties or arrangements with China will be able to obtain the benefits of such tax treaties or arrangements, if the prerequisites provided under the relevant treaties or arrangements were not satisfied.

We may not be able to obtain certain tax benefits for dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiaries.

Pursuant to the EIT Law and its implementation rules, if a non-resident enterprise has not set up an establishment in the PRC, or has set up an establishment therein but its income has no actual connection with such establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between the Chinese mainland and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the “Double Taxation Arrangement,” the withholding tax rate on dividends paid by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the equity interests of the PRC enterprise. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See Item 4.B “Business Overview-Operating and Financial Review and Prospects-Regulations Relating to Tax-PRC Regulations on Dividend Withholding Tax.” We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant PRC tax authority that or we will be able to complete the necessary filings with the relevant PRC tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiaries.

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

Agreements that provide us with effective control over the VIEs

Powers of Attorney. Pursuant to the Powers of Attorney dated October 11, 2022 among Beijing Bohu and each of the shareholders of Beijing Rongke, which restated and amended the prior version dated December 17, 2018 because some of the shareholders exited Beijing Rongke, each of the shareholders of Beijing Rongke irrevocably authorized Beijing Bohu to act as its attorney-in-fact to exercise all of its rights as a shareholder of Beijing Rongke, including, but not limited to, the right to convene and attend shareholders’ meetings, vote on any resolution that requires a shareholder vote, such as the sale, transfer, disposal and pledge of all or part of the equity interest owned by such shareholder, and decide on the appointment and removal of directors, supervisors and officers. Beijing Bohu can assign or transfer under the aforementioned Powers of Attorney at its own discretion to any other person or entity without notice to or consent from any or all of the shareholders of Beijing Rongke. The Power of Attorney will remain effective and irrevocable with respect to each shareholder of Beijing Rongke until he or she ceases to be a shareholder of Beijing Rongke.

On October 30, 2018, Beijing Yixin and each of the shareholders of Beijing Yiyi entered into a Power of Attorney, which contain terms substantially similar to the Powers of Attorney executed by the shareholders of Beijing Rongke described above.

Exclusive Option Contracts. Pursuant to the Exclusive Option Contract dated October 11, 2022, among Beijing Bohu, Beijing Rongke and each shareholder of Beijing Rongke, which restated and amended the version dated December 17, 2018 because some of the shareholders exited Beijing Rongke, the shareholders of Beijing Rongke have irrevocably granted Beijing Bohu an exclusive option to purchase all or part of their equity interests in Beijing Rongke.

Beijing Rongke has irrevocably granted Beijing Bohu an exclusive option to purchase all or part of its assets. Beijing Bohu or its designated person(s) may exercise such options at RMB10 or at the lowest price permitted under applicable PRC laws, whichever is lower. The shareholders of Beijing Rongke undertake that, without Beijing Bohu’s prior written consent, they will not, among other things, (i) create any pledge or encumbrance on their equity interests in Beijing Rongke, (ii) transfer or otherwise dispose of their equity interests in Beijing Rongke, (iii) change Beijing Rongke’s registered capital, (iv) supplement, revise or amend Beijing Rongke’s articles of association, or (v) allow Beijing Rongke to merge with any other entity. In addition, Beijing Rongke undertakes that, without Beijing Bohu’s prior written consent, it will not, among other things, create any pledge or encumbrance on any of its assets, or enter into any material contracts (except in the ordinary course of business). The Exclusive Option Contract will remain effective for a term of ten years and renewable in accordance with the sole discretion of Beijing Bohu.

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

Commitment Letters. Pursuant to the Commitment Letters dated October 11, 2022, the shareholders of Beijing Rongke which restated and amended the version dated December 17, 2018 because some of the shareholders exited Beijing Rongke, undertake that, when Beijing Bohu exercises its options under the Exclusive Option Contracts, they will refund, without any conditions, any amount and fees to Beijing Bohu which exceed the share purchase price provided in the Exclusive Option Contracts.

On October 30, 2018, each of the shareholders of Beijing Yiyi executed a Commitment Letter, which contain terms substantially similar to the Commitment Letters described above.

Agreements that allow us to receive economic benefits from the VIEs

Equity Pledge Contracts. Pursuant to the Equity Pledge Contract dated October 11, 2022 among Beijing Bohu(previously known as Ningxia Yixin), Beijing Rongke (previously known as Ningxia Rongke) and each shareholder of Beijing Rongke, which restated and amended the version dated April 13, 2021 because some of the shareholders exited Beijing Rongke, the shareholders of Beijing Rongke have agreed to pledge 100% of the equity interests in Beijing Rongke for the benefit of Beijing Bohu. In the event of a breach by Beijing Rongke or its any shareholder of contractual obligations under the Equity Pledge Contract, Beijing Bohu, as pledgee, will have the right to dispose of the pledged 100% equity interests in Beijing Bohu and will have priority in receiving the proceeds from such disposal.

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

We completed the registration of the equity pledge of Beijing Yiyi on December 27, 2018 under the Equity Pledge Contract with the State Administration for Market Regulation (the “SAMR”), in accordance with the PRC Property Rights Law. We completed the registration of the equity pledge of Beijing Rongke on May 17, 2021 under the Equity Contract with the SAMR in accordance with the Chinese Civil Code.

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

Description of Certain PRC Regulations Affecting Our Business

We are subject to regulation by multiple PRC laws, regulations, and governing authorities, as described in more detail below. To date, except as disclosed under the risk factor headed “We may be adversely affected by the complexity, uncertainties and changes in the PRC regulations of Internet-related businesses and companies, and any lack of requisite licenses, permits or approvals applicable to our business may have a material adverse effect on our business and results of operations” and subject to the official interpretation and implementation of and potential further action pursuant to CSRC 1230 Notice, to our knowledge our PRC subsidiaries and the VIEs have received all permissions or approvals that we believe are required and necessary to conduct our current business operations within the PRC in all material aspects. In reaching this determination, we have relied in part on the advice of our PRC legal counsel, DaHui Lawyers. However, there is no guarantee that we will be able to obtain all requisite permissions and approvals in the future. Besides, if the CSRC imposes other further regulatory actions or penalties on us, our business and results of operations within the PRC may be materially and adversely affected. In addition, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules and the PRC regulatory authorities may take a view that is contrary to the opinion of us. For more information, refer to the risk factor above under the heading “If the agreements that establish the structure for operating some of our activities in China do not comply with PRC regulations, or if we fail to obtain all required permissions and approvals required by Chinese regulatory authorities or if these regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

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

On January 13, 2023, the CSRC promulgated the Measures for the Administration of the Securities Brokerage Business, which became effective on February 28, 2023. Under the Measures for the Administration of the Securities Brokerage Business, an overseas securities business entity that conducts securities business or establishes a representative office in Chinese mainland shall obtain the approval of the securities regulatory authority of the State Council. The specific measures shall be formulated by the securities regulatory agency of the State Council and submitted to the State Council for approval. An overseas securities business entity violating Article 95 of the Regulations on Supervision and Administration of Securities Firms, directly or through its affiliates conducting activities such as opening account, marketing and other activities of overseas securities trading services for domestic investors without authorization, shall be penalized in accordance with the Securities Law of the PRC.

Failure to comply with such laws and regulations may result in penalties, including rectification requirements, confiscation of illegal proceeds, fines or even shutting down of business. In relation to our business in the PRC, one of our PRC entities received a rectification notice issued by the Beijing branch of the CSRC in September 2016, which required us, among others, to refrain from providing support to unauthorized foreign service providers that conduct securities business in China. Following the notice, we took certain rectification measures, including among others, (i) removing links to, and access to account opening functions of the website and the APP previously developed by such PRC entity; (ii) deleting “Zhengquan” (securities in Chinese) and “Gupiao” (stocks in Chinese) from the name of the APP previously developed by such PRC entity; and (iii) timely submitting in writing to the Beijing branch of the CSRC to brief on the rectification measures made by such PRC entity. Afterwards, we had communicated with the Beijing branch of the CSRC for a few times and further adjusted our business in China to comply with PRC laws. We believe that we have taken necessary measures in response to the above notice.

However, on December 30, 2022, the CSRC issued another notice, or CSRC 1230 Notice, stating that we had carried out cross-border securities business for Chinese mainland investors without approval from the CSRC, and such activities constitute illegal operation of securities business under the Securities Law of the PRC. The CSRC 1230 Notice set out two principal rectification requirements: (i) we should stop all incremental illegal operations in Chinese mainland, such as soliciting and developing any new Chinese mainland customers or opening new securities accounts for them; and (ii) we should properly handle the existing accounts held by Chinese mainland investors by allowing them to continue their transactions through such accounts. However, we are strictly prohibited from accepting any incremental funds that violate PRC foreign exchange regulations to such existing accounts. Furthermore, on February 15, 2023, the CSRC published its official reply in response to the public attention on the CSRC 1230 Notice, emphasizing its core requirements of “prohibiting incremental illegal business effectively and solving existing issues properly” in relation to its supervision and regulation of our business operations in Chinese mainland. We have been actively and will use best efforts to continue to be in cooperation with CSRC to satisfy 1230 Notice and meet the rectification requirements set out under CSRC 1230 Notice.

However, we cannot assure you that we will not be subject to further investigation or scrutiny or be imposed any additional requirements in the future. Besides, if the CSRC is not satisfied with our rectification measures or the CSRC imposes other further regulatory actions or penalties on us, our business and results of operations may be materially and adversely affected. See Item 3.D “Risk Factors-Risks Related to Our Business and Industry-We may not be able to obtain or maintain all necessary licenses, permits and approvals and to make all necessary registrations and filings for our activities in multiple jurisdictions and related to residents therein, especially in China or otherwise related to PRC residents.”

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

Foreign investment in telecommunications companies in the PRC is governed by the Provisions on Administration of Foreign-Invested Telecommunications Enterprises, or the Foreign-Invested Telecommunications Enterprises Provisions, which were promulgated by the State Council on December 11, 2001, and amended on September 10, 2008 and February 6, 2016. The Foreign-Invested Telecommunications Enterprises Provisions prohibits a foreign investor from holding over 50% of the total equity interests in any value-added telecommunications service business in Chinese mainland. On March 29, 2022, the State Council published the Decision of the State Council to Amend and Repeal Certain Administrative Regulations, among which the Foreign-Invested Telecommunications Enterprises Provisions was further amended. The latest version removes certain requirements for foreign-invested telecommunications enterprises and came into effect on May 1, 2022.

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

Pursuant to the Administrative Measures on Internet Information Services, promulgated by the State Council in 2000 and amended in 2011, “Internet information services” refer to the provision of information through the Internet to online users, and are divided into “commercial Internet information services” and “non-commercial Internet information services”. Under the Telecommunications Regulations and relevant administrative measures, commercial operators of value-added telecommunications services must first obtain a license for conducting Internet content provision services, or an “ICP License,” from the Ministry of Industry and Information Technology, or the MIIT, or its provincial level branches. Otherwise, such operator might be subject to sanctions including corrective orders and warnings, imposition of fines and confiscation of illegal gains and, in the case of significant infringement, orders to close the website.

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

Regulation on Mobile Internet Applications Information Services

Our APP is also regulated by the Provisions on the Administration of Mobile Internet Applications Information Services, or the APP Provisions, promulgated by the Cyberspace Administration of China (CAC), on June 28, 2016 and amended in 2022. The latest version became effective on August 1, 2022. According to the APP Provisions, the providers of APPs shall not create, copy, publish or distribute information and content that is prohibited by laws and regulations. However, we cannot assure that all the information or content displayed on, retrieved from or linked to our APP comply with the requirements of the APP Provisions at all times. If our APP were found to be violating the APP Provisions, we may be subject to administrative penalties, including warning, service suspension or removal of our APP from the relevant APP store, which may materially and adversely affect our business and operating results. See “Item 3. Key Information – Certain Risks Related to Our Chinese Operations and Operating Structure – We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet-related businesses and companies, and any lack of requisite licenses, permits or approvals applicable to our business may have a material adverse effect on our business and results of operations.”

Regulations on Internet Audio-Video Program Services

The Administrative Regulations on Internet Audio-Video Program Services, or the Internet Audio-Video Program Services Regulations promulgated by the State Administration of Press, Publication, Radio, Film and Television, or the “SAPPRFT” (which has been divided into National Radio and Television Administration, or NRTA, National

Press and Publication Administration, or NPPA, and China Film Administration), which became effective on January 31, 2008 and was amended on August 28, 2015, sets forth the principal rules and requirements on the Internet audio-video program services. According to the Internet Audio-Video Program Services Regulations and other regulations, an Internet audio-video program service provider must obtain an audio-video license issued by National Radio and Television Administration before spreading audio-video programs via the Internet. The audio-video program services are defined as the activities of making, editing and integrating audio-video programs and providing them to the public via the Internet or providing services for other people to upload and spread audio-video programs. In addition, the Internet Audio-Video Program Services Regulations only allow state-owned or state-controlled enterprises to apply for such license. Any entity that fails to obtain an audio-video license but operates relevant audio-video services may face administrative penalties including warnings, rectification orders and fines of no more than RMB30,000, and in severe cases, bans from doing business, confiscation of equipment utilized in providing such services and fines ranging from one to two times of the investment amounts of the entity.

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

In November 2016, the SCNPC promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, which became effective on June 1, 2017. The Cyber Security Law requires that network operators, which include, among others, Internet information services providers, take technical measures and other necessary measures in accordance with applicable laws and regulations and the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of its networks. We are subject to such requirements as we are providing certain Internet services through our APP and website. The Cyber Security Law further requires Internet information service providers to formulate contingency plans for network security incidents, report to the competent departments immediately upon the occurrence of any incident endangering cyber security and take corresponding remedial measures. In addition, according to the Cyber Security Law, operators of key information infrastructures, which include public communications and information service, energy, transportation, water conservancy, financial industry, public services, e-government affairs and other important industries and fields, shall store personal information and important data gathered and produced during operations in the PRC within the territory of the PRC. Where such information and data need to be transmitted overseas based on commercial demand, a security assessment shall be conducted in accordance with the measures formulated by the national cyberspace administration authority in concert with the relevant departments under the State Council. On September 14, 2022, the CAC published the Decision on Amending the Cyber Security Law (Draft for Comments), pursuant to which the legal liabilities of violating the Cyber Security Law are strengthened. As of the date of this annual report, the period for public comment on this draft of the Cyber Security Law has ended while no official rules are issued.

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

In November 2019, the Secretariat of the Cyberspace Administration of China, the General Office of the MIIT, the General Office of the Ministry of Public Security and the SAMR jointly promulgated the Circular on Issuing the Methods for Identifying Unlawful Collection and Use of Personal Information of Applications, which defines actions that may be regarded as violating the Network Security Law and other personal information protection related regulations, including, among other things, failure to publicize the rules for collection and use of personal information, failure to expressly state the purpose, manner and scope of collecting and using personal information, collection and use of personal information without consent of users, provision of personal information to others without consent, and failure to provide the function of deleting or correcting personal information as required by law. On March 12, 2021, the aforesaid four departments jointly promulgated the Circular on Issuing the Provision on the Range of Personal Information Necessary for Common Types of Mobile Internet Application, which will come into effect on May 1, 2021. This circular defines specific information that 39 types of mobile internet application (“APP(s)”), including mobile applications and programs on mobile applications, such as WeChat Mini Program, may collect for the basic functions of such APPs.

On March 6, 2020, the SAMR and Standardization Administration of China, or SAC, jointly published the Information Security Technology - Personal Information Security Specification (GB/T 35273-2020) (“2020 Specification”) proposed by the National Information Security Standardization Technical Committee as an amendment to and replacement for the November 2017 version (GB/T 35273-2017). The 2020 Specification, which took effect on October 1, 2020, explains and reinforces the Cyber Security Law. Though the 2020 Specification is not a mandatory national standard but a recommended guideline, and it is not enforceable by law, the authority will use this standard to evaluate an entity’s compliance with China’s legal guidelines and regulations. The 2020 Specification outlines that “controllers” are those who collect personal information for providing a product or service. The “subject” is the individual or entity that provides the personal information to the controller. The 2020 Specification seeks to provide the subject with more autonomy in how and when they provide personal information to controllers. Although the 2020 Specification clarifies issues such as biometric data, multiple business functions, and explicit consent, it is still unclear to what extent the new standard will be enforced in China.

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

On July 7, 2022, the CAC promulgated the Measures on Security Assessment of Cross-border Data Transfer, or the Data Export Measures, which became effective on September 1, 2022. The Data Export Measures require that any data processor which processes or exports personal information exceeding certain volume threshold under such measures shall apply for security assessment by the CAC before transferring any personal information abroad. The security assessment requirement also applies to any transfer of important data outside of China. In December 2022, the MIIT released the Administrative Measures for Data Security in the Field of Industry and Information Technology (for Trial Implementation), which came into effect on January 1, 2023. The Administrative Measures for Data Security in the Field of Industry and Information Technology (for Trial Implementation) requires the data processor in the field of industry and information technology to review data on a periodical basis, identify important data and core data in accordance with the relevant standards and specifications, and form its specific catalogue.

On February 22, 2023, the CAC issued the Measures for the Standard Contract for the Outbound Transfer of Personal Information, or the Standard Contract Measures, which will take effect on June 1, 2023. The Standard Contract Measures apply to the provision of personal information to overseas recipients through standard contract and set out detailed criteria relating to the formality and terms of such contracts. The Standard Contract Measures also require the personal information processor to file such contract with relevant authorities within 10 business days after the contract is effective.

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

On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures and relevant five guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures comprehensively improve and reform the existing regulatory regime for overseas offering and listing of Chinese mainland domestic companies’ securities and regulates both direct and indirect overseas offering and listing of Chinese mainland domestic companies’ securities by adopting a filing-based regulatory regime.

On the same day, the CSRC also held a press conference for the release of the Overseas Listing Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that (i) prior to the effective date of the Overseas Listing Trial Measures, Chinese mainland domestic companies that have already completed overseas listing shall be regarded as “existing companies”, which are not required to fulfill filing procedure immediately but shall be required to complete the filing if such existing companies conduct refinancing in the future; and (ii) the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with contractual arrangements which duly meet the compliance requirements, and support the development and growth of these companies by enabling them to utilize two markets and two kinds of resources.

On February 24, 2023, the CSRC released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises, or the Confidentiality and Archives Administration Provisions, which took effect on March 31, 2023. The Confidentiality and Archives Administration Provisions require, among others, that PRC domestic enterprises that seek to offer and list securities in overseas markets, either directly or indirectly, complete approval and filing procedures to competent authorities, if such PRC domestic enterprises or its overseas listing entities provide or publicly disclose documents or materials involving state secrets and work secrets of PRC government agencies to relevant securities companies, securities service institutions, overseas regulatory agencies and other entities and individuals. It further stipulates that providing or publicly disclosing documents and materials which may adversely affect national security or public interests, and accounting files or copies shall be subject to corresponding procedures in accordance with relevant laws and regulations. Under the Confidentiality and Archives Administration Provisions, we may be required to complete relevant approval or filing procedures, or expend additional resources to comply with the Confidentiality and Archives Administration Provisions if we are recognized to fall within any of the foregoing circumstances. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for future capital-raising activities, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver.

Regulations Relating to Anti-monopoly

According to the Anti-Monopoly Law of the People’s Republic of China (the “Anti-Monopoly Law”) which was promulgated by the SCNPC on August 30, 2007, amended on June 24, 2022, and the 2022 revision became effective on August 1, 2022, the Anti-Monopoly Law applies to the monopolistic practices in domestic economic activities in China as well as the monopolistic practices outside China which have exclusion or restriction effects on domestic market competition. The monopolistic practices under the Anti-Monopoly Law include any monopoly agreement reached by any operators, abuse of market-dominating position by any operators and any concentration of operators which has an effect of eliminating or restricting competition. The agencies designated by the State Council are responsible for enforcement of the Anti-Monopoly Law. The anti-monopoly enforcement agencies of the State Council may, according to work requirements, delegate relevant anti-monopoly enforcement tasks to the corresponding agencies of the people’s governments of provinces, autonomous regions and centrally-administered municipalities pursuant to the provisions of Anti-Monopoly Law. Operators who violate the provisions of the Anti-Monopoly Law will be ordered by the enforcement agencies to stop the illegal act, be imposed a fine or be subject to other restrictive measures.

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

On March 10, 2023, the SAMR issued the Provisions on Prohibiting the Abuse of Administrative Power to Eliminate and Restrict Competition, the Provisions on Anti-Monopoly Agreements, the Provisions on Prohibition of

Abuse of Dominant Market Position, and the Regulations on the Review of Concentration of Undertakings, all of which came into effect on April 15, 2023. These Provisions are promulgated to implement the Anti-Monopoly Law of the PRC, and further strengthen the anti-monopoly legal system.

PRC Regulations Relating to Foreign Exchange

Regulations on Foreign Currency Exchange

The core regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, as amended in August 2008. Certain organizations in the PRC, including foreign invested enterprises, may purchase, sell and/or remit foreign currencies at certain banks authorized to conduct foreign exchange business upon providing valid commercial documents. However, approval of SAFE, is required for capital account transactions.

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

Regulations on Foreign Exchange Registration of Offshore Investment by PRC Residents

PRC residents or entities who have contributed legitimate domestic or offshore interests or assets to the special purpose vehicles, or the “SPVs,” but have yet to obtain the SAFE registration before the implementation of the Circular 37 shall register their ownership interests or control in such SPVs with the SAFE or its local branch. An amendment to the registration is required if there is a material change in the registered SPV, such as any change of basic information including change of such PRC resident’s name and operation term, increases or decreases in investment amounts, transfers or exchanges of shares, or mergers or divisions. Failure to comply with the registration procedures set forth in Circular 37, or making misrepresentation or failure to disclose controllers of foreign-invested enterprise that is established through round-trip investment, may result in restrictions on the foreign exchange activities of the relevant foreign-invested enterprises, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

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

Regulations Relating to Intellectual Property Rights

PRC Regulations for Copyright

The Copyright Law of the PRC, promulgated in 1990 and amended in 2001 and 2010, or the “Copyright Law,” and its related implementing regulations, promulgated in 2002 and amended in 2013, are the principal laws and regulations governing the copyright related matters. On November 11, 2020, the SCNPC issued amendment to the Copyright Law, which became effective on June 1, 2021. The amended Copyright Law expands the scope of work protected by the copyright, the content of copyright, and the remedies for infringement of the copyright. Registration of copyright is voluntary, and it is administrated by the China Copyright Protection Center.

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

Certain Summary Financial Information Regarding the Company, Its Subsidiaries, and Consolidated VIEs

Cash Flows Among the Company, Its Subsidiaries, and Consolidated VIEs

The Group’s main revenues were mostly generated from our wholly owned subsidiaries in New Zealand, Singapore and the United States for the years ended December 31, 2020, 2021 and 2022. Most of the consolidated VIEs and their subsidiaries operate business in the PRC and their main functions are to support our Licensed Entities. Certain of the costs generated by VIEs and their subsidiaries are covered by these Licensed Entities through inter-company transactions, and we expect that the Licensed Entities will cover a substantial majority of such costs in the future. In general, the holding company transfers funds from financing (including funds from its IPO, follow-on equity offerings, and offerings of convertible bonds, as applicable) to Licensed Entities in the form of capital injections or loans to support their business expansion. These Licensed Entities pay the consolidated VIEs and their subsidiaries periodically for the services rendered through inter-company transactions, pursuant to the terms of the contractual arrangements between them. The Group currently does not have any cash management policies specifically governing these transfers between VIE and subsidiaries. Instead, we are guided by the contractual arrangements to which we are a party and, to the extent permissible under those contractual arrangements, the discretion of our management. To date, we have not experienced difficulty in transferring cash to or from the holding company, the subsidiaries, the VIEs, and investors. However, there is no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer cash.

To illustrate cash flows among the holding company, its subsidiaries, and consolidated VIEs by type, please refer to the following tables (all in US$ thousands):

•
Cash flow between holding company and Subsidiaries:

Fiscal Year ended December 31	2020	2021	2022
Net (decrease) increase of Loans to Subsidiaries	(995)	94,502	950
Capital Injections to Subsidiaries	60,400	239,500	13,000

•
Cash flow between holding company and VIEs:

Fiscal Year ended December 31	2020	2021	2022
Net increase (decrease) of Loans to VIEs	—	8,586	97

•
Cash flow between Subsidiaries and VIEs:

Fiscal Year ended December 31	2020	2021	2022
Net increase (decrease) of Loans to VIEs	1,312	1,726	(452)
Service Fees Paid to VIEs	20,928	76,971	40,371

Our subsidiaries and the consolidated VIEs did not declare or distribute any dividends or distributions for the years ended December 31, 2020, 2021 and 2022. Additionally, the holding company did not declare nor distribute any dividends or distribution for the years ended December 31, 2020, 2021 and 2022.

Condensed Consolidated Financial Information relating to the VIEs

As of and for the year ended December 31, 2022:

	Parent	VIEs(1)	Subsidiaries	eliminating adjustments	Consolidated(2)
Current assets	156,457,176	58,095,337	3,728,088,018	(204,061,664)	3,738,578,867
Non-current assets	447,647,877	12,145,470	46,556,051	(447,567,877)	58,781,521
Total assets	604,105,053	70,240,807	3,774,644,069	(651,629,541)	3,797,360,388
Current liabilities	2,249,610	29,848,034	3,353,074,361	(204,615,982)	3,180,556,023
Non-current liabilities	154,725,906	640,527	9,809,298	—	165,175,731
Total liabilities	156,975,516	30,488,561	3,362,883,659	(204,615,982)	3,345,731,754

Total revenues	1,706,054	44,382,701	220,243,411	(40,966,619)	225,365,547
Net income (loss)	(2,186,441)	(8,220,848)	9,178,824	(1,028,415)	(2,256,880)

Net cash provided by (used in) operating activities	613,623	(1,552,547)	258,999,523	—	258,060,599
Net cash (used in) provided by investing activities	(14,271,671)	(416,486)	(2,022,732)	13,098,888	(3,612,001)
Net cash provided by (used in) financing activities	366,540	3,760,937	13,701,872	(13,098,888)	4,730,461
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

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

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

We are subject to multiple risks arising from our corporate structure, including our status as a holding company incorporated in the Cayman Islands that conducts a portion of our business through China-based VIEs with which we have only contractual relationships and in which we do not own an equity interest, and our operations in China, including potential actions or decisions by PRC or U.S. regulatory authorities restricting or affecting our business activities in the PRC or our access to U.S. capital markets. Certain of these risks, as well as other information relating to our corporate structure and operations in China, are highlighted above under “Item 3. Key Information – Certain Risks Related to Our Chinese Operations and Operating Structure” and are summarized immediately below. These risks are incorporated by reference in this “Item 3. Key Information – D. Risk Factors.”

Summary of Certain Risks Related to Our Chinese Operations and Operating Structure

Risk Factor	Page
Shareholders may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. courts may be limited, because we are registered under Cayman Islands law.	10
If the agreements that establish the structure for operating some of our activities in China do not comply with PRC regulations, if we fail to obtain all required permissions and approvals required by Chinese regulatory authorities, or if these regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.	11
Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law of the PRC and how it may impact the viability of our current corporate structure, corporate governance and business operations.	12
We rely on contractual arrangements with the VIEs and their respective shareholders for a large portion of our business operations, which may not be as effective as equity ownership in providing operational control, and which we may not be able to enforce in a court of law.	13
Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.	14
The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business.	14
Contractual arrangements in relation to the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.	15
We may lose the ability to use and enjoy assets held by the VIEs that are material to the operation of certain portions of our business if the VIEs go bankrupt or become subject to a dissolution or liquidation proceeding.	15
The PRC government may intervene or impose restrictions on our ability to transfer cash to or from the holding company, the subsidiaries, the VIEs and investors.	15
If we fail to protect customer data and privacy, our reputation, financial condition and results of operations will be materially and adversely affected.	15
We may be subject to regulatory compliance costs and enforcement activity relating to Chinese privacy and data security laws.	17
We may be adversely affected by the complexity, uncertainties and changes in the PRC regulations of Internet-related businesses and companies, and any lack of requisite licenses, permits or approvals applicable to our business may have a material adverse effect on our business and results of operations.	18
The audit report included in this annual report has been prepared by our independent registered public accounting firm, whose work the Public Company Accounting Oversight Board was previously unable to inspect and, as such, you have previously been deprived of the benefits of such inspection and may be deprived of such benefits in the future if the work of our independent registered public accounting firm is unable to be inspected again.	19

We may be subject to consequences pursuant to the Holding Foreign Companies Accountable Act and related regulations, including the potential for our ADSs to be prohibited from trading on U.S. securities exchanges, including The Nasdaq Stock Market, and in the U.S. over-the-counter market, which will limit the liquidity of our ADSs and our access to U.S. capital markets.	20
We are subject to numerous regulations in the PRC, and compliance with these regulations may result in costs, expenses, regulatory enforcement action, and reputational harm that may have a material adverse effect on our business and results of operations.	20
The legal system of the PRC is not fully developed and there are uncertainties that may affect the protection afforded to us.	21
The PRC government may intervene or influence our operations at any time, and it has recently indicated an intent to exert more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies.	21
PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using proceeds we received from our initial public offering and the Concurrent Private Placement to make loans or additional capital contributions to our PRC subsidiaries.	22
We may be subject to penalties, including restrictions on our ability to inject capital into our PRC subsidiaries, if our PRC resident shareholders or beneficial owners fail to comply with relevant PRC foreign exchange regulations.	23
You may be subject to PRC withholding tax on dividends from us and PRC income tax on any gain realized on the transfer of our shares or ADSs if we are deemed a PRC resident enterprise.	23
We may not be able to obtain certain tax benefits for dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiaries.	24
PRC regulations may restrict our ability to convert Renminbi into foreign currency and remit such currency out of the PRC to pay capital expenses.	24

We are subject to additional risks as a result of doing business in China, as summarized immediately below and described in more detail below under the heading “Risks Related to Doing Business in China.”

Summary of Risks Related to Doing Business in China

Risk Factor	Page
The current trade war between the U.S. and China, and on a larger scale internationally, may dampen growth in China and other markets where the majority of our customers reside, and our activities and results may be negatively impacted.	66
PRC economic, political and social conditions as well as government policies could adversely affect our business and prospects.	66
We may be subject to penalties for failure to fully comply with the NDRC and the MOFCOM filing requirements for historical overseas investments.	67
The enforcement of the Labor Contract Law of the People’s Republic of China, or the PRC Labor Contract Law, and other labor-related regulations in the PRC may increase our labor costs and impose limitations on our labor practices.	67
Failure to make adequate contributions to various employee benefit plans as required by the PRC regulations may subject us to penalties.	68
Any failure to comply with PRC regulations regarding the registration requirements for employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.	68
We may be deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, or the EIT Law, and be subject to the PRC taxation on our worldwide income, which may significantly increase our income tax expenses and materially decrease our profitability.	69
We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.	69
Our leased property interest may be defective and our right to lease the properties may be affected by such defects, which could cause significant disruption to our business.	70
If the settlement reached between the SEC and the Big Four PRC-based accounting firms (including the Chinese affiliates of our independent registered public accounting firms), concerning the manner in which the SEC may seek access to audit working papers from audits in China of U.S.-listed companies, is not or cannot be performed in a manner acceptable to authorities in China and the United States, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.	70

Risks Related to Our Business and Industry

We have a limited operating history and our historical financial, operating results and growth rates may not be indicative of future performance.

We have a limited operating history. We launched our trading platform in August 2015 and have experienced rapid growth since then. Our total revenues increased significantly from US$138.5 million in 2020 to US$264.5 million in 2021 and decreased to US$225.4 million in 2022. We generated net income of US$19.2 million in 2020 and net income of US$14.7 million in 2021, as a result of growth in our businesses and improvement in economies of scale, however, we incurred net losses of US$2.3 million in 2022, as a result of the challenging macro environment in 2022. We expect our business expansion to continue as we grow our customer base and explore new market opportunities. However, due to our limited operating history, our historical growth rates may not be indicative of our future performance. We cannot assure you that we will grow at the same rate and succeed in introducing new services and products as we did in the past. Further, we may fail to adjust our business model to our development needs or the requirements of this ever-changing industry. You should consider our prospects in light of the risks and uncertainties that a fast-growing company with a limited operating history may be exposed to or encounter.

We have incurred net losses in the past and may incur losses in the future.

The fiscal year ended December 31, 2020 was the first year we have been profitable since our inception. We generated net income of US$19.2 million in 2020 and net income of US$14.7 million in 2021, but we incurred net losses of US$2.3 million in 2022. We have made significant investments in research and development, employee compensation and benefits, communication and market data, and marketing and branding to rapidly develop and expand our business. We expect to continue or increase such investments to establish and expand our business, and these investments may not result in an increase in revenue or positive cash inflow from operations in a timely manner, or at all.

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

Non-compliance with applicable laws in the jurisdictions in which we operate could harm our business, reputation, financial condition and results of operations.

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

In addition, a significant portion of our technology research and development, management, supporting and other teams are based in China and a significant portion of our customers are Chinese speaking people including PRC citizens. Our PRC subsidiaries and the VIEs work closely with and provide significant supporting services for our trading platform outside of China as well as teams in New Zealand, Hong Kong, Singapore, the United States and Australia.

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

On December 30, 2022, the CSRC issued the CSRC 1230 Notice, stating that we had been carried out cross-border securities business for Chinese mainland investors without approval of the CSRC, and such activities constitute illegal operation of securities business under the Securities Law of the PRC. The CSRC 1230 Notice set out two principal rectification requirements. (i) We should stop all incremental illegal operations in Chinese mainland, such as soliciting and developing any new Chinese mainland customers or opening new securities accounts for them. (ii) We should properly handle the existing accounts held by Chinese mainland investors by allowing them to continue their transactions through such accounts. However, we are strictly prohibited from accepting any incremental funds that violate PRC foreign exchange regulations to such existing accounts. Furthermore, on February 15, 2023, the CSRC published its official reply in response to the public attention on the CSRC 1230 Notice, emphasizing its core requirements of “prohibiting incremental illegal business effectively and solving existing issues properly” in order to regulate our business operations in Chinese mainland. We have been actively and may continue to be in cooperation with CSRC to satisfy 1230 Notice and meet the rectification requirements set out under CSRC 1230 Notice. Besides, we cannot rule out the possibility that we may take the initiative to adopt applicable rectification measures in the future to further curb incremental Chinese mainland domestic users and meet the requirements of the CSRC.

However, if the CSRC is not satisfied with our rectification measures or the CSRC imposes other further regulatory actions or penalties on us, our business and results of operations may be materially and adversely affected. Furthermore, new laws and regulations in connection with our business activities may be adopted from time to time. While we will make best efforts to continue to fulfill the requirements under any applicable future PRC laws and regulations, there may be substantial uncertainties regarding the interpretation and application of current or any future PRC laws and regulations applicable to our business and the PRC government or other governmental authorities may ultimately take a view that is inconsistent with our opinion.

For more details of the notice and our rectification measures, please see “Item 3. Key Information – Description of Certain PRC Regulations Affecting Our Business.” However, we cannot assure you that we will not be subject to further investigation or scrutiny from regulators. If we are required to make further rectifications, our business and financial condition could be materially and adversely affected. If we fail to receive required permits in a timely manner or at all, or obtain or renew any permits and certificates, we may be subject to fines, confiscation of the gains derived from our non-compliant activities, suspension of our non-compliant activities or claims for compensation of any economic loss suffered by our customers or other relevant parties.

If we fail to maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls. In 2019 and 2020, we and our independent registered public accounting firms identified a material weakness in our internal controls. A material weakness is a deficiency, or combination of deficiencies, in internal controls such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified related to our lack of sufficient and competent accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP to design and implement robust period-end financial reporting policies and procedures for the preparation of consolidated financial statements and related disclosures in accordance with U.S. GAAP and the financial reporting requirements set forth by the SEC. In the past, we made certain corrections to our interim financial reporting. While, as of December 31, 2021, based on our management’s assessment on the performance of the remediation measures, we determined that the material weakness had been remediated, and no material weakness existed as of December 31, 2022, in the future we may determine that we have additional material weaknesses, or our independent registered public accounting firm may disagree with our management assessment of the effectiveness of our internal controls.

We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2022. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” However, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.

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

We currently rely largely on Interactive Brokers to execute, settle and clear a substantial portion of the trades of the U.S. and Hong Kong stocks and other financial instruments, and to comply with certain federal, state and other laws, as discussed more fully in Item 4.B “Business Overview-Our Core Products and Services-Brokerage Services.” For the years ended December 31, 2020, 2021, and 2022, 78.4%, 74.8%, and 24.3% of our total net revenues were executed and cleared by Interactive Brokers. For consolidated accounts, the information of which is not fully disclosed to Interactive Brokers, we receive commission fees and direct a pre-determined portion to Interactive Brokers. For fully disclosed accounts, every time Interactive Brokers executes and clears a trade, it collects the commissions, deducts its pre-determined portion and returns the rest of the commission fees to us. Customers can also trade on margin and short sell securities on our trading platform. We generate interest income arising from margin financing offered by us to consolidated account customers and earn financing service fees related to the margin financing provided by Interactive Brokers to fully disclosed account customers.

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

We also plan to continue integrating value-added services, including asset management and wealth management services as well as institutional and corporate services to improve popularity and enhance customer stickiness and diversify revenue streams. As we provide a wider array of services, including ESOP, asset management and wealth management services, we expect to attract more institutional and corporate customers to engage us to provide such services and in turn generate more revenues. We expect our operating cost and expenses to continue to increase. If we are unable to develop products and services that attract sufficient customers, our business, financial condition and results of operation may be adversely affected.

If we are unable to operate in a cost-effective manner, our results of operation may be negatively impacted.

Our ability to control costs and expenses relating to our operations affects our profitability. With the expansion of our business, we expect our operating cost and expenses to continue to increase, including employee compensation and benefits, marketing and branding and other costs and expenses. The salary level in the fintech industry in and outside China has generally increased in recent years, and we offer competitive wages and other benefits to recruit and retain quality professionals. Employee compensation and benefits (excluding share-based compensation) increased from US$44.0 million in 2020 to US$73.8 million in 2021 and US$87.5 million in 2022. In addition, we utilize various marketing tools, including branding on online and traditional channels, collaborating with business partners, hosting branding events and circulating branding materials, to attract new customers, retain our existing customers and increase our revenues. Our marketing and branding expenses were US$15.9 million, US$59.3 million and US$33.1 million in 2020, 2021 and 2022, respectively, accounting for 11.5%, 22.4% and 14.7%, respectively, of our total revenues for the same periods. If we are unable to operate in a cost-effective manner, our results of operations may be negatively impacted.

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

We have made a few selective acquisitions recently to expand our business into new areas and jurisdictions. We may in the future continue to pursue acquisitions and joint ventures as part of our growth strategy. Any future acquisition or joint venture may result in exposure to potential liabilities of the acquired companies, significant transaction costs and present new risks associated with entering additional markets or offering new products and integrating the acquired companies or newly established joint ventures. Potential liabilities may arise from deficiencies in due diligence findings and deficient past track record results. We may also become subject to new, different, and potentially more complex or onerous regulatory requirements as our business, services, and geographic footprint expand. For instance, in November 2018, Tiger Fintech Holdings completed the acquisition of 100% of the equity interests in US Tiger Securities, Inc. In July 2019, Tiger Fintech Holdings, Inc. completed its acquisition of 100% of the equity of TradeUP Securities, a U.S online broker service platform that focuses on empowering self-directed investors with necessary tools to manage their portfolios. In October 2021, Up Fintech International Limited completed its acquisition of 100% of the equity of Ocean Joy Holdings Limited (“Ocean Joy”), and its sole subsidiary Tiger Brokers (HK) Global Limited (“Tiger Brokers HK”, formerly known as Ocean Joy Securities Limited), a licensed corporation of the Securities and Futures Commission of Hong Kong (“SFC”) holding Type 1 (“Dealing in Securities”), Type 2 (“Dealing in Futures Contracts”), Type 4 (“Advising on Securities”) and Type 5 (“Advising on Futures Contracts”) licenses. Such acquisitions made to expand our business, facilities and workforce will also involve costs and risks, such as potential labor disputes and compliance costs and risks. There can be no assurance that we will be able to grow our acquired or invested businesses, or realize returns, benefits of synergies and growth opportunities we expect in connection with such acquisitions.

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

Like other brokerage and financial services firms, our business and profitability are directly affected by elements that are beyond our control, such as economic and political conditions, broad trends in business and finance, changes in volume of securities transactions, changes in the markets in which such transactions occur and changes in how such transactions are processed. A weakness in equity markets, such as a slowdown causing reduction in trading volume in the United States and Hong Kong stocks and other financial instruments, has historically resulted in reduced transaction revenues and would have a material adverse effect on our business, financial condition and results of operations. For example, the highly volatile market conditions in 2022 relating to continual geopolitical instability and increase in interest rates across the global caused some of our clients to experience financial losses. Additionally, while we cannot predict the consequences of the war between Russia and Ukraine and subsequent economic, market, political, and diplomatic sanctions imposed on Russia, Belarus, and related parties by the international community, including the European Union, the United States, and others, these conditions contributed to dramatically volatile market conditions in February and March 2022 and may cause some of our clients to experience financial losses. If we are unable to collect fees from, or recover margin loans made to, our clients as a result, our financial condition and results of operations may be adversely affected. Additionally, certain market participants may be overleveraged, which may exacerbate the effects of market volatility. In case of sudden, large price movements, such market participants are more likely to be unable to meet their obligations to brokers who, in turn, may not be able to meet their obligations to their counterparties. As a result, the financial system or a portion thereof could collapse, and the impact of such an event could be catastrophic to our business.

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

The COVID-19 pandemic, and the protective actions that we have taken and may take in the future in response to COVID-19 pandemic, have resulted in business and operational disruption. Our management team is principally located in Beijing, China, Singapore, Auckland, New Zealand and the U.S. A significant portion of our technology research and development and services, supporting and other teams are based in Beijing, China. Most of our data centers are located in Hong Kong and Beijing, China. In addition, the major stock exchanges our operations rely on are in the U.S. and Hong Kong. While most jurisdictions in which we operate have scaled back their COVID-related restrictions, we cannot guarantee that future waves or variants of COVID-19 will not result in the imposition of future restrictions. The COVID-19 pandemic has caused, and may continue to cause, us and certain of our business partners to implement temporary adjustment of work schemes allowing employees to work from home and adopt remote collaboration. This pandemic has also caused the restrictions on our employees’ ability to travel. Our operations could also be severely disrupted if the exchanges we operate on continue to be affected by COVID-19. More broadly, the pandemic has dampened investor and business confidence in the regions where we operate, including China. In February and March of 2020, the COVID-19 pandemic caused dramatic volatility in securities markets, leading to a significant increase in uncertainty and a reduction in the global IPO market in the first quarter of 2020. While the global IPO market rebounded after the first quarter of 2020, a prolonged or resurgent pandemic, the spread of new and different variants of the disease, and new or reimplemented measures such as restrictions on travel and quarantine mandates, which have been and could be imposed again from time to time in the jurisdictions in which we operate, could further destabilize the market and lead to future additional trade disruptions. The extent to which COVID-19 impacts our results will depend on many factors and future developments, which are highly uncertain and unpredictable.

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

Additionally, we have a large and highly engaged customer base, which drives our revenue growth. Our ability to continue to effectively maintain and expand our customer base will affect the growth of our business and our revenues going forward. Our total customer accounts increased from 1,104,113 as of December 31, 2020 to 1,845,869 as of December 31, 2021 and 2,007,989 as of December 31, 2022. The significant increase in total customer accounts in 2021 led to the rapid growth in our revenues, which increased from US$138.5 million in 2020, by 91.0% to US$264.5 million in 2021 but decreased by 14.8% to US$225.4 million in 2022 resulting from the challenging macro environment in 2022. Furthermore, the level of customer engagement affects our commissions, interest income and financing service fees. Trading volume increased from US$219.1 billion in 2020 to US$323.2 billion in 2022. Our ability to expand our customer base, including expansion into new markets including the United States, Australia, Hong Kong and Singapore, as well as maintain and enhance customer engagement, depends on, among other things, our ability to continuously provide comprehensive and user-friendly online trading experience. If we were unable to maintain or increase our customer retention rates or generate new customers in a cost-effective manner, our business, financial condition and results of operations would likely be adversely affected. Historically, we incurred US$15.9 million, US$59.3 and US$33.1 million in marketing and branding expenses, representing 11.5%, 22.4%, and 14.7% of our total revenues in 2020, 2021 and 2022, respectively. Although we have spent significant financial resources on marketing expenses and plan to continue doing so, these efforts may not be cost-effective to attract new customers. We cannot assure you that we will be able to maintain or grow our customer base in a cost-effective way. If we are unable to maintain high quality services, or maintain or reduce our service fee rate, or introduce new products and services, we may fail to attract new customers or lose our existing customers, which could adversely affect our growth and profitability.

If we are unable to earn commissions for brokerage services and interest income or financing service fees for margin financing, our results of operation may be negatively impacted.

We charge commission fees for the brokerage services we deliver to our customers. We also earn interest income or financing service fees arising from or related to margin financing provided by ourselves or third parties to our customers for trading activities. Our ability to earn commission fees, interest income or financing service fees largely depends on the number of customers on our trading platform and their trading volume. From 2021 to 2022, the average rate of commissions over trading volume, which is the ratio of the total commissions to the total trading volume in the same period, declined from 0.0364% to 0.0335%. This decline was primarily due to the lower commissions resulting from the decreased trading volume. If our customers’ account balances or trading volume decline in the future, we will likely earn less in commissions, which could have a material adverse effect on our results of operations. Additionally, our ability to extend margin financing to our customers largely depends on the amount of funds we can allocate internally and obtain from external sources, such as potential borrowings on revolving credit facilities. In connection with the significant growth in our consolidated account customers, we expect to generate more interest income from margin financing offered to our customers. If we are unable to extend margin financing and earn commission fees, interest income or financing service fees, or if there is a reduction in our fee rates, our results of operations may be adversely affected. Additionally, market volatility or declines may cause our clients to experience losses, which may result in a higher rate of client defaults. If we are unable to recover funds due from our clients, our results of operations and financial condition will be adversely affected.

Our current level of commission and fee rates may decline in the future. Any material reduction in our commission or fee rates could reduce our profitability.

We derive a significant portion of our revenues from commissions and fees paid by our clients for trading securities through our platform. Commission fees generated from our brokerage services accounted for US$77.6 million, US$147.2 million and US$108.1 million in 2020, 2021 and 2022, respectively. We may experience pressure on our commission or fee rates as a result of competition we face in the online brokerage service industry. Some of our competitors offer a broader range of services to a larger client base and enjoy higher trading volumes than we do. Consequently, our competitors may be able and willing to offer trading services at lower commission or fee rates than we currently offer or may be able to offer. For example, some brokers in Hong Kong and the United States offer zero commission fees or similar policies to attract retail securities investors. As a result of this pricing competition, we could lose both market share and revenues. We from time to time award discounted or even zero commission fees to new or existing customers as part of our marketing scheme, thus attracting more customers and boosting customer stickiness. We believe that any downward pressure on commission or fee rates would likely continue and intensify as we continue to develop our business and gain recognition in our markets. A decline in our commission or fee rates could lower our revenues, which would adversely affect our profitability. In addition, our competitors may offer other financial incentives such as rebates or discounts in order to induce trading in their systems rather than in ours. If our commission or fee rate decreases significantly, our operating and financial results may be materially and adversely affected.

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

Some of our subsidiaries are required to comply with regulatory anti-money laundering requirements. For example, Tiger Brokers (NZ) Limited was visited by the FMA for an Anti-Money Laundering/Combating the Financing of

Terrorism (“AMLCFT”) inspection in October 2019. In April 2020, FMA had issued a formal public warning (the “Warning Letter”), which identified potential violations of the AMLCFT caused by historical control weaknesses. The FMA provided a list of remedial actions which Tiger Brokers (NZ) Limited must complete to ensure compliance with the AMLCFT legislation. Tiger Brokers (NZ) Limited, with the assistance of professional advisers, had completed all actions required in the Warning Letter by September 30, 2020 as confirmed by the FMA. Since the publication of the Warning Letter, the FMA has also taken a number of steps, including seeking, on a private basis, the production by Tiger Brokers (NZ) Limited of certain documents and information. Tiger Brokers (NZ) Limited is cooperating with the FMA and has responded to the FMA’s requests with the assistance of professional advisers, including New Zealand counsel. The investigation was resolved, on an agreed basis, by the imposition of a pecuniary penalty against Tiger Brokers (NZ) Limited. According to the Warning Letter, the FMA reserves its right to pursue civil enforcement actions against Tiger Brokers (NZ) Limited, including but not limited to civil penalties for any breach of the AMLCFT Act caused by historical control weaknesses. Tiger Brokers (NZ) Limited and the FMA have agreed to a pecuniary penalty of NZ Dollar 900,000. The resolution requires formal proceedings to be filed in New Zealand High Court. On 21 December 2022, civil pecuniary penalty proceedings were filed by the FMA for allegedly breaching the Anti-Money Laundering and Countering Financing of Terrorism (AML/CFT) Act 2009 (the Act) on 21 December 2022. No penalty is imposed against any individual representative of Tiger Brokers (NZ) Limited. There will be no restriction or suspension of the registration of Tiger Brokers (NZ) Limited or any of its individual representatives. The failure is historical and does not reflect TBNZ’s current state of compliance with the Act. There is no allegation that the failure resulted in, or was associated with, any substantive money laundering or financing of terrorism. The court hearing was on 23 March 2023.

Failure to comply with applicable rules and regulations relating to segregation of customer funds may have a material adverse effect on our business, results of operations, financial condition, or reputation.

Certain of our subsidiaries are subject to rules and regulations relating to the segregation of customer funds from our internal funds, set by local securities regulatory authorities and agencies, in the jurisdictions in which they operate. For example, Tiger Brokers (NZ) Limited and Tiger Fintech (NZ) Limited are subject to such rules in New Zealand. If we fail to segregate our customer funds from our internal funds in accordance with applicable rules and regulations, we may be subject to regulatory action including private or public censure, fines, or other legal action, which may have an adverse effect on our business, financial condition, or reputation. As we increase the number of consolidated accounts, we also expect cash segregated for regulatory purposes and payables to customers on our balance sheet to increase significantly.

A failure in our information technology, or IT, systems could cause interruptions in our services, undermine the responsiveness of our services, disrupt our business, damage our reputation and cause losses.

Our IT systems support all phases of our operations, including marketing, customer development and the provision of customer support services, and are an essential part of our technology infrastructure. Our technology infrastructure and compliance capabilities are critical for us to offer high quality products and services as well as to retain and attract users and customers. They also enable us to facilitate secure, fast and cost-efficient financial transactions on our platform. We must continue to upgrade and expand our technology infrastructure and to strengthen our compliance system to keep pace with the growth of our business and to develop new features and services for our users and customers. With the continuous improvement of our technology infrastructure and compliance capabilities, we are able to serve more consolidated accounts. In 2016 and 2017, all or substantially all of the accounts on our trading platform were fully disclosed accounts pursuant to which we record commissions after Interactive Brokers deducted the execution and clearing expenses and returned the rest of the commission fees to us. From 2018 to 2022, we experienced rapid growth in the number of consolidated accounts and as of December 31 , 2022, the number of consolidated accounts and corresponding assets under management has already surpassed fully disclosed accounts. In connection with the growth of consolidated accounts, we expect our revenues to increase because the revenues for consolidated accounts are recognized on a gross basis including the full amount paid by customers while the revenues for fully disclosed accounts are recognized on a net basis after deducting the execution and clearing expenses paid to Interactive Brokers. On the other hand, we expect our operating costs and expenses to increase as well due to the increase in execution and clearing expenses paid to Interactive Brokers. We also expect cash segregated for regulatory purposes and payables to customers on our balance sheet to increase significantly as a result of such growth. We will invest more resources on customer verification, record keeping, compliance and trading-related functions for consolidated accounts whereas Interactive Brokers has been responsible for certain of these functions for fully disclosed accounts. Our ability to serve more consolidated accounts, depends on, among other things, our ability to support all aspects of customer verification, record keeping and compliance functions using our technology and human resources.

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

We have exposure to interest rate risk.

As a part of our business, we invest in interest-earning assets and are obligated on interest-bearing liabilities. Interest rate fluctuations primarily affect our interest income and interest expenses. We earn interest income primarily from margin financing and securities borrowing and lending transactions and make interest payments on deposits we hold on behalf of our customers and borrowings provided by Interactive Brokers and other commercial lenders. Changes in interest rates could affect the interest earned on assets differently than interest paid on liabilities. A rising interest rate environment, such as the one that prevailed throughout 2022, generally results in a larger net interest spread. Conversely, a falling interest rate environment generally results in a smaller net interest spread. Our most prevalent form of interest rate risk is referred to as “gap” risk. This risk occurs when the interest rates we earn on assets change at a different frequency or scale than the interest rates we pay on liabilities. If we are unable to effectively manage our interest rate risk, changes in interest rates could have a material adverse effect on our profitability. Additionally, if we are not able to secure additional funding in the future from our existing counterparties or others on favorable terms or at all, our financial condition, growth prospects, and results of operations may be adversely affected.

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

The occurrence, especially in the regions and cities where we have business, of unforeseen or catastrophic events, including the emergence of a pandemic such as COVID-19 or other widespread health emergencies, terrorist attacks or natural disasters, could create economic and financial disruptions, lead to operational difficulties that could impair our ability to manage our businesses, and expose our business activities to significant losses. Our management team are principally located in Beijing, PRC and Auckland, New Zealand, U.S. and Singapore. A significant portion of our technology research and development and services, supporting and other teams are based in Beijing, China. Most of our data centers are located in Hong Kong and Beijing, China. Although we have recovery and business continuity plans for our data centers, we cannot guarantee that these plans would be adequate to mitigate the adverse effects to our sustainable operations caused by such unforeseen or catastrophic events. In addition, the major stock exchanges our operations rely on are in the U.S. and Hong Kong. Our operations could also be severely disrupted if the exchanges we operate on were affected by natural disasters, health epidemics or man-caused disasters. An unforeseen or catastrophic event in any of the regions mentioned above could adversely impact our operations. Some measures caused by COVID-19 such as working remotely, travel restrictions and extra health precaution etc. did affect the efficiency of work and several ongoing internal projects in 2020 through 2022; however, our daily operations were not affected as we operated on line and we also increased our resources to mitigate the impact.

Our results of operations, cash flows and financial condition could be affected by the effects of climate change, including severe weather and other geological events in the locations where our customers, suppliers or regulators operate.

Climate change may cause severe and volatile weather and other geological events, including hurricanes, earthquakes, wildfires, rising sea levels, floods, increased heat index, droughts, or tsunamis, that could disrupt our operations or the operations of our customers, suppliers, data service providers and regulators. The frequency and severity of these events may increase over time. Natural disasters or other disruptions at any of our facilities or our suppliers’ facilities, may impair or delay the operation, development, provisions or delivery of our products and services. Additionally, disruptions experienced by our regulators due to natural disasters or otherwise could delay our introduction of new products or entry into new jurisdictions where regulatory approval is necessary. While we insure against certain business interruption risks, we cannot assure that such insurance will compensate us for any losses incurred as a result of natural or other disasters. We also cannot provide assurance that we will be able to obtain sufficient insurance to protect our business from these risks at a favorable price or at all. Any serious disruption to our operations, or those of our customers, suppliers, data service providers, or regulators, could have a material adverse effect on our results of operations, cash flows and financial condition.

Climate change may also have a negative impact on the financial condition of our customers, which may decrease revenues from those customers and increase the credit exposures to those customers. This effect would be amplified if a region in which a large number of our customers are based is affected. Additionally, our reputation and customer relationships may be negatively impacted by our involvement, or our customers’ involvement, in certain industries or projects associated with causing or exacerbating climate change, as well as any decisions we make to continue to conduct or change our activities in response to considerations relating to climate change. New regulations or guidance relating to climate change, as well as the perspectives of shareholders, employees and other stakeholders regarding climate change, may affect whether and on what terms and conditions we engage in certain activities or offer certain products.

Additionally, transitioning to a low-carbon economy will likely require extensive policy, legal, technology and market changes. Transition risks, including changes in consumer preferences and additional regulatory and legislative requirements, including carbon taxes, could increase our expenses and adversely impact our strategies and those of our customers, which could lead to a decrease in our customer account balances.

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

Regulators may impose penalties and fines with respect to shortfall in social insurance payment. A late payment fee at the rate of 0.05% per day of the outstanding amount from the due date may be imposed, and if such amounts remain outstanding beyond a prescribed time limit, a fine of one to three times of the outstanding amount may be imposed. While there are no explicit quantitative statutory fines or penalties on late payments of housing funds according to Regulations on the Housing Provident Fund (Revised in 2019) , the housing accumulation fund management center may order us to pay any housing fund shortfalls immediately. In addition, if we become subject to any fines or penalties in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

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

The trading prices of our ADSs have been and are likely to continue to be volatile and have fluctuated and may continue to fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other similarly situated companies that have listed their securities in the U.S. in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of these companies’ securities after their offerings may affect the attitudes of investors toward such companies listed in the United States, which consequently may affect the trading performance of our ADSs, regardless of our actual operating performance. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States and other jurisdictions. For example, the recent coronavirus pandemic and the recent volatility in oil prices have had a significant negative impact on securities market prices and contributed to increased volatility. These and other factors may continue to affect the broader securities markets and, consequently, our business and results of operations.

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

We have in the past issued additional equity or securities convertible into equity, and we may do so again in the future. In 2021, we completed a follow-on public offering of 6,500,000 of our ADSs, at a public offering price of US$24.5 per ADS, each representing 15 of our Class A ordinary shares. Additionally, in 2021 we offered and sold an aggregate of US$155.0 million principal amount of convertible notes which may be converted into our ADSs. The issuance of additional equity, including pursuant to the conversion of our outstanding convertible notes, would result in further dilution to our shareholders and may result in a decline in the market value of our ADSs.

We incur increased costs as a result of being a public company.

We have incurred and expect to continue to incur significant legal, accounting and other expenses as a result of our becoming a public company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and Nasdaq, imposes various requirements on the corporate governance practices of public companies. These rules and regulations increase our legal and financial compliance costs and make some corporate activities more time-consuming and costly. Additionally, now that we are no longer an “emerging growth company,” we have incurred and expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the other rules and regulations of the SEC.

The sale or availability for sale, or perceived sale or availability for sale, of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. There were 167,138,816 ADSs (equivalent to 2,507,082,243 Class A ordinary shares) outstanding as of March 31, 2023. We may also issue additional options in the future that may be exercised for additional Class A ordinary shares. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

Mr. Tianhua Wu and his family beneficially own all of our issued Class B ordinary shares. As of March 31, 2022, these Class B ordinary shares constitute 3.89% of our total issued and outstanding share capital and 45.12% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. See Item 7.A “Major Shareholders.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control limits holders of our Class A ordinary shares and ADSs ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

As a result of Mr. Tianhua Wu’s control of our Class B ordinary shares, Mr. Wu will effectively control the outcome of shareholder actions in our company and may take actions that might not be beneficial to holders of our Class A ordinary shares or ADSs.

Mr. Tianhua Wu holds the voting rights attached to all of our Class B ordinary shares and to all of the options awarded under the 2018 Share Incentive Plan and 2019 Performance Incentive Plan. As each Class B ordinary share entitles its holder to 20 votes per share, such Class B ordinary shares in the aggregate represent approximately 44.76% of the combined total voting rights in our company. Mr. Wu’s Class A and Class B ordinary shares give him the power to control any actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association, and the Nasdaq requirements. Mr. Wu could have sufficient voting rights to determine the outcome of all matters requiring shareholder approval even if he should, at some point in the future, hold considerably less than a majority of the combined total of our outstanding ordinary shares. Mr. Wu’s voting power may prevent a transaction involving a change of control of us, including transactions in which holders of our Class A ordinary shares or ADSs might otherwise receive a premium for securities over the then-current market price. Similarly, Mr. Wu may approve a merger or consolidation of our company which may result in holders of our Class A ordinary shares or ADSs receiving a stake (either in the form of shares, debt obligations or other securities) in the surviving or new consolidated company which may not operate our current business model and dissenter rights may not be available to such holders in such an event.

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

Depending upon the value of our ADSs and Class A ordinary shares and the nature and composition of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based on the expected composition of our income and assets and the value of our assets, including goodwill, we do not expect to be a PFIC for the taxable year ending December 31, 2022. Despite our expectation, there can be no assurance that we will not be a PFIC in the current taxable year or any future taxable year as PFIC status is tested each taxable year and will depend on the composition of our assets and income and the value of our assets in each such taxable year.

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

Item 4. Information on the Company

A. History and Development of the Company

Up Fintech Holding Limited, known commercially in the Asia-Pacific region as “Tiger Brokers,” is a Cayman Islands exempted company incorporated in January 2018 and operating under the Companies Law of the Cayman Islands. As of the date of this report, our authorized share capital is US$50,000 divided into 5,000,000,000 shares.

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

In September 2018, we established JV Uptech Holding Limited in BVI as a holding company to expand our business in Hong Kong. In October 2018, JV Uptech Holding Limited acquired 100% of the equity interests in Kastle Limited, which, on January 2019, was granted a license to carry on trust and company service business in Hong Kong, and in September 30, 2022, was registered as a Trust Company under section 78(1) of the Trustee Ordinance (Cap. 29). In January 2019, we entered into an agreement to purchase 100% equity interest of Tung Chi Consulting Limited, a licensed insurance broker in Hong Kong, and the acquisition completed in February 2019.

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

In August 2022, our wholly owned subsidiary Tiger Brokers (HK) Global Limited (formerly known as Ocean Joy Securities Limited) was granted by the Hong Kong Securities and Futures Commission licenses for Type 4 Advising on Securities and Type 5 Advising on Futures Contracts regulated activities, which we believe will allow us to provide more types of service in the future to our clients in Hong Kong.

In November 2022, we closed an angel round of financing, and in April 2023, we closed a Pre-A round of financing. As a result, the angel round investors and Pre-A round investors now hold a 27.6% and 3.1% stake respectively in the subsidiary through which we conduct our ESOP business. Going forward, the ESOP business may continue to seek new rounds of external equity financing, depending on market conditions and its business needs. We believe the financing will allow us to better serve our ESOP clients.

Our Corporate Information

The locations of our principal executive offices are 1 Raffles Place, #35-61 One Raffles Place, Singapore (048616) and 18/F, Grandyvic Building, No. 1 Building, No. 16 Taiyanggong Middle Road, Chaoyang District, Beijing, 100020 PRC and our telephone number in China at this address is +86-10-56216660. Our registered office in the Cayman Islands is P.O. Box 2547, 23 Lime Tree Bay Avenue, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204 Newark, Delaware 19711 and the telephone number of our agent is (302) 738-6680.

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

Capital Expenditures and Divestitures

For a description, including the amount invested, of the Company’s principal capital expenditures (including interests in other companies) for the years ended December 31, 2020, 2021 and 2022, see Item 5.B “Liquidity and Capital Resources-Capital Expenditures,” which disclosure is incorporated by reference in this item.

The Company did not make any material divestitures for the years ended December 31, 2020, 2021 and 2022.

To date, the Company has not made any capital expenditures or divestitures in calendar year 2023 that were not in the ordinary course of business.

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

We offer comprehensive brokerage services through our integrated single-account structure, which empowers users in trade execution, margin financing and securities lending across different global markets. We also provide value-added services, such as investor education, community engagement and IR platform, all within a few taps or clicks through APP on smartphone, tablet and PC terminals. In addition, we offer ESOP management services to soon-to-be listed and listed companies, which enable them and their employees to manage their equity incentive schemes in a convenient and simplified manner. Moreover, we serve such issuers whom we expect to have a greater chance of cross-selling our IPO distribution services, while retaining such employees with equity incentive awards to trade and invest on our platform. As of December 31, 2022, we had worked with 419 corporate clients on ESOP management services. Furthermore, IPO distribution is also an integral part of our comprehensive services package and is a major focus for our future growth. It not only helps us strengthen our relationship with corporate clients, but also provides IPO subscription opportunities for our retail clients. In 2022, we participated in 24 U.S. IPOs, far exceeding any of our competitors in terms of deal count. In further, we offer ESOP employees and other brokerage customers personalized asset management and wealth management services at competitive prices, such as pre-IPO shares, overseas fund products or bonds, which then lead our users to allocate more of their wealth on our platform.

We take pride in our proprietary and cutting-edge technology. Proprietary technology is the backbone of our continuous innovation. Our all-in-one experience adopted a comprehensive risk methodology enabling users to trade multi-asset classes across different markets in one integrated account. Our agile and scalable infrastructure enables us to enter new markets such as Singapore, Australia and other jurisdictions in a more efficient way. In addition, we distinguish ourselves in the market by moving up to the high-entry-barrier sector of self-clearing in the U.S. with acquisition of TradeUP Securities in 2019. We have restructured and upgraded the clearing system of TradeUP Securities to achieve high business flexibility. By the end of the fourth quarter of 2022, we have self-cleared over 80% of U.S. cash equity trades, far more than that of any other Chinese digital brokerage platforms in terms of volume cleared.

Our IPO underwriting business experienced a significant reduction in 2022. It is an integral part of our comprehensive services package and is a major focus for our future growth. In 2022, we participated in 26 U.S. IPOs (down from 47 in 2021), in 23 of which the Company’s wholly-owned subsidiaries Tiger Brokers (NZ) Limited or Tiger Securities, Inc. served as the underwriter (down from 36 in 2021). As we continue to accumulate investment banking transaction experience and strengthen our brand image, we expect to further increase our exposure to larger, more complex transactions and our contribution to the underwriting syndicate, which may further improve our results of operations.

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

We generate revenues primarily by charging our customers commission fees for trading of securities as well as earning interest income or financing service fees arising from or related to margin financing and securities borrowing and lending transactions provided by ourselves or third parties to our customers for trading activities. Our revenues were US$138.5 million, US$264.5 million and US$225.4 million in 2020, 2021 and 2022, respectively. We generated net income of US$19.2 million and US$14.7 million in 2020 and 2021, respectively and recorded net losses of US$2.3 million in 2022 and Our revenues in 2020, 2021 and 2022 were mainly generated in New Zealand, the U.S. and Singapore. Our New Zealand and Singapore subsidiaries have contributed over 88.0% of total revenues for the year ended December 31, 2022. For a further description of the breakdown of our total revenues, see “Item 5. – A Operating Results,” which disclosure is incorporated by reference in this item.

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

The aggregate trading volume amounted to US$68.5 billion during the fourth quarter of 2022. Below is the table of the operating data as of the dates or for the periods indicated.

	As of and for the Three Months Ended
	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2020	2020	2020	2020	2021	2021	2021	2021	2022	2022	2022	2022
Number of customer accounts (in thousands)	743.3	833.9	975.6	1,104.1	1,400.2	1,649.0	1,766.8	1,845.9	1,896.2	1,935.0	1,970.4	2,008.0
Number of customers with deposits (in thousands)	134.1	167.8	214.7	258.7	376.0	529.1	612.0	673.4	703.5	731.4	754.1	781.5
Number of trading customers (in thousands)	114.4	140.1	182.3	222.0	322.4	411.0	464.8	502.4	523.0	540.0	552.5	563.7
Total account balance (1)(3) (in US$millions)	5,493.9	8,283.1	10,915.7	15,956.9	21,414.6	23,932.7	20,551.9	17,082.5	15,210.3	14,860.2	12,958.9	14,005.3
Trading volume (3) (in US$millions)	44,109.9	46,755.7	62,810.7	65,449.4	123,831.5	102,006.0	92,574.1	85,896.3	91,016.9	85,475.8	78,161.3	68,541.9
Daily average trading volume(2)(3) (in US$millions)	711.5	742.2	981.4	1,022.6	2,030.0	1,619.1	1,446.5	1,342.1	1,492.1	1,356.8	1,221.3	1,071.0

Notes:

(1)
Represents the total balance of all customers’ deposits on our platform as of the respective date.
(2)
Calculated based on the average number of trading days during the period of the U.S. and Hong Kong exchanges.
(3)
As of December 31, 2022, 300,233 of our customers had conducted at least one trading transaction on our platform in the preceding 12 months.
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

Institutional and Corporate Services

In 2022, we continued to expand a number of innovative services in order to attract new customers as well as to serve existing customers whom we expect to have a greater chance of cross-selling products or services. We provide ESOP management services to soon-to-be listed and listed companies which enable them and their employees to manage their equity incentive schemes in a convenient and simplified manner. Our customer representatives work together with these companies to build a repository of equity incentive awards in our proprietary ESOP management system. We then help companies manage the vesting and exercise of their equity incentive awards as well as educating company employees about ESOP. Overall, we have worked with over 419 corporate clients by the end of the year of 2022, including 26 new clients added in the fourth quarter of 2022.

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

As of December 31, 2021 and 2022, the aggregate of account balance amounted to US$17.1 billion and US$14.0 billion, respectively. Our customers can open and activate trading accounts through our APP which can be downloaded for free from APP stores or through our website. After filling in personal information online, our customers are required to complete a series of questions and upload various documents to verify their identity and assess potential risks.

We have experienced significant growth in both number of customers and trading volume due to our reliable and secure trading platform, comprehensive brokerage and value-added services and superior user experience. The total customer accounts increased from 18,697 as of March 31, 2016 to 2,007,989 as of December 31, 2022, representing a compounded quarterly growth rate of 18.9%. The daily average trading volume increased from US$22.7 million during the first quarter of 2016 to US$1,071.0 million during the fourth quarter of 2022, representing a compounded quarterly growth rate of 15.3%.

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

We focus on investing in cost-effective marketing initiatives and regularly evaluating the effectiveness of various marketing channels to optimize the allocation of our marketing resources. All customer acquisitions are tracked and analyzed based on profitability on a regular basis so that adjustments can quickly be made to our marketing efforts. We focus on continuously improving the quality of our products and services as we believe satisfied customers are more likely to recommend our trading platform to other potential customers. We incurred marketing and branding expenses of US$15.9 million, US$59.3 million and US$33.1 million in 2020, 2021 and 2022, respectively, accounting for 11.5%, 22.4% and 14.7%, respectively, of total revenues for the same periods.

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

Customer Support

We take pride in the level and quality of customer services we provide. We have a dedicated team of customer support personnel that handles customer inquiries about our trading platform via phone call and online message. Our business and customer support team consisted of 108 employees as of December 31, 2022 and operates for around 20 hours every trading day to serve our customers across the world.

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

Research and Development

We develop our proprietary trading platform, back-end technology and CRM system internally and consider our expertise in the rapid development and deployment of new trading technology as one of our core strengths. We have a team of experienced engineers. The supervisors in charge of our research and technology department all graduated from prestigious universities and worked at well-established Internet and software companies before joining us. As of December 31, 2022, our research and development department consisted of 446 engineers and technicians. Substantially all of them have a bachelor’s degree or above.

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
•
Regulatory compliance. Our subsidiary, Wealthn LLC, is a registered investment advisor and an NFA member as well as commodity pool operator and registered commodity trading advisor in the United States. Our subsidiaries, both US Tiger Securities, Inc. and TradeUP Securities, are registered broker-dealers with the SEC and a member of FINRA and SIPC in the United States. Our Singapore subsidiary - Tiger Brokers (Singapore) Pte Ltd (“Tiger Brokers SG”) is a capital markets services license holder regulated by the MAS and an exempt financial adviser under the Financial Advisers Act, 2001 of Singapore. Tiger Brokers SG is also a Clearing Member and Depository Agent of The Central Depository (Pte) Limited as well as Trading Member of Singapore Exchange Securities Trading and Singapore Exchange Derivatives Trading. Our Hong Kong subsidiary, Tiger Brokers (HK) Global Limited is a licensed corporation of SFC holding Type 1 (“Dealing in Securities”), Type 2 (“Dealing in Futures Contracts”), Type 4 (“Advising on Securities”) and Type 5 (“Advising on Futures Contracts”) licenses. Our Australian subsidiary, Fleming, holds an Australian financial services license. Our Hong Kong subsidiaries, Kastle Limited is a licensed trust and company service provider and is a Trust Company under section 78(1) of the Trustee Ordinance (Cap. 29), Tung Chi Consulting Limited is a licensed insurance broker. For consolidated accounts, we carry out customer due diligence of our customers before establishing any relationship or conducting any transaction, pursuant to the anti-money laundering rules and regulations in New Zealand. See Item 3.D “Risk Factors-Risks Related to Our Business and Industry-We face risks related to our status as an anti-money laundering reporting entity in New Zealand and if the Financial Markets Authority finds fault with our AMLCFT programs and engages in enforcement actions against us, our business and reputation may be adversely affected.” We, as well as our clearing agents, conduct ongoing customer due diligence and account monitoring as well as other internal controls procedures to comply strictly with applicable rules in relevant jurisdictions. For fully disclosed accounts, our primary clearing agent Interactive Brokers takes the main responsibilities of verifying customers’ identities and other regulatory compliance in the United States.
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
•
Liquidity risk. Liquidity risk is the risk of losses resulting from the inability to meet current and future cash flow needs. US Tiger Securities, Inc. and TradeUP Securities must comply with the SEC’s net capital requirements, by which its current financial health is measured by assessing its liquidity against the risks where it has exposure. At all times US Tiger Securities, Inc. and TradeUP Securities must maintain the net capital requirements, at a level equal to, or greater than, the prescribed minimum capital. US Tiger Securities, Inc. and TradeUP Securities must maintain a minimum net capital requirement in compliance with the SEC Rule 15c3-1 as well as comply with the SEC Rule 17a-11 and the “early warning levels” for net capital requirements contained therein. Tiger Brokers SG is a capital markets services license holder under the Securities and Futures Act 2001 of Singapore (the “SFA”) for (I) dealing in capital markets products that are securities, collective investment schemes, and exchange-traded derivatives contracts; (II) product financing; and (III) providing custodial services, and an exempt financial adviser under the Financial Advisers Act 2001 of Singapore (the FAA) for advising on investment products and issuing or promulgating analyses/reports on investment products that are securities, collective investment schemes, and exchange-traded derivatives contracts. It is also currently in the process of applying for a license under the Payment Services Act 2019, has not commenced any business in any “payment services” as defined under that Act. It is subject to regulation by the Monetary Authority of Singapore (“MAS”). Under the SFA, there is a requirement to maintain sufficient capital (“CAR”) as part of its condition to operate the business in Singapore. CAR is calculated using a risk-based capital approach. For Tiger Brokers SG, the minimum base capital requirement is SGD 1 million and, in addition, the firm is required to analyze its operational risk and determine further capital requirement according to the risk the business faces. Its financial resources (which definition includes its base capital) cannot fall below its total risk requirement (i.e. the amount required to address risks arising from its activities), and in the case that its financial resources fall below 120% of its total risk requirement, it is required to immediately notify the MAS of this fact.
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

As of March 31, 2023, we had obtained 10 design patents and 7 invention patents, and had submitted 16 additional patent applications in China. As of March 31, 2022, we had registered 236 trademarks and had about 10 additional trademark applications in China. We had also obtained trademarks in jurisdictions such as Hong Kong, Singapore, Malaysia, EU, Indonesia, India, Philippines, Thailand, Australia and New Zealand, and submitted trademark applications in various jurisdictions. As of March 31, 2022, we had registered about 137 software copyrights and 6 artwork copyrights in China.

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

Legal Proceedings

As the date of this report, we are not a party to, and we are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a significant effect on our financial position or profitability, nor have we experienced any incident of non-compliance which, in the opinion of our directors, is likely to have a significant effect on our financial position or profitability.

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

New Zealand Regulations Relating to Securities and Futures Brokerage Business

Operational Rules of the Exchanges on Which We Operate

Client money or property services

Tiger Brokers (NZ) Limited and Tiger Fintech (NZ) Limited provide “client money or property services” in New Zealand, which are regulated by the Financial Markets Conduct Act 2013 (as amended in March 2021 by the Financial Services Legislation Amendment Act 2019) (“FMCA”).

A client money or property service is:

a)
the receipt of client money or client property by a person and the holding, payment, or transfer of that client money or client property; and
b)
includes a custodial service (i.e., the holding of client money or client property by a person (A) in trust for, or on behalf of, a client (C), or another person nominated by C, under an agreement between A and C or between A and another person with whom C has an agreement (whether or not there are also other parties to the agreement)).

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

A provider must not use or apply client money or client property received or held on trust for a client by a provider in any way except as expressly directed by the client or by transferring it to the provider’s designated trust account.

The client money or client property that is received or held by a provider on trust for a client:

▪
is not available for the payment of the debts owing to any other creditor of the provider; and
▪
is not liable to be attached or taken in execution under the order or process of any court at the instance of another creditor of the provider.

Registration of Financial Service Providers

Tiger Brokers (NZ) Limited and Tiger Fintech (NZ) Limited are financial service providers registered on the Financial Services Providers Register established under the Financial Service Providers (Registration and Dispute Resolution) Act 2008. Financial service providers are not licensed in New Zealand, and registration on the New Zealand register of financial service providers does not mean that a provider is subject to active regulation or oversight by a New Zealand regulator.

Financial service providers are required to be members of an approved dispute resolution scheme if they provide financial services to retail customers. Both companies are registered with the Financial Dispute Resolution Service. A customer is entitled to raise a complaint directly with Financial Dispute Resolution Service. If this occurs, Financial Dispute Resolution Service will work with the customer and the provider with the aim to reach agreement on any complaints regarding the provision of a financial service. If an agreement cannot be achieved, Financial Dispute Resolution Service will make a decision on the complaint which is binding on the provider. The services provided by the Financial Dispute Resolution Service are free of charge for customers.

Rules Relating to Anti-Money Laundering and Countering Financing of Terrorism

Tiger Brokers (NZ) Limited is regulated by the FMA for AML/CFT purposes and recorded on the FMA website as an AML/CFT reporting entity. The AML/CFT Act places obligations upon New Zealand’s reporting entities, including financial institutions to detect and deter money laundering and terrorist financing. Tiger Brokers (NZ) Limited and Tiger Fintech (NZ) Limited are regulated by the FMA for AML/CFT purposes and recorded on the FMA website as AML/CFT reporting entities. The AML/CFT Act places obligations upon New Zealand’s reporting entities, including financial institutions to detect and deter money laundering and terrorist financing.

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

On April 6, 2020, the FMA publicly issued a formal warning to Tiger Brokers (NZ) Limited which stated that it had reasonable grounds to believe that Tiger Brokers (NZ) Limited had engaged in conduct constituting a civil liability act under the AML/CFT Act. The formal warning stated that its issuance did not affect the FMA’s ability to consider or impose other appropriate sanctions under the AML/CFT Act. On March 20, 2020, prior to publishing the formal warning, the FMA notified Tiger Brokers (NZ) Limited that it had opened an investigation into Tiger Brokers (NZ) Limited’s AML/CFT Act compliance, which is ongoing. The FMA’s formal warning required Tiger Brokers (NZ) Limited to carry out remedial actions in relation to its AML/CFT Act compliance, which were completed in time by September 30, 2020.

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

The Privacy Act provides for 13 overriding privacy principles. The 13 principles stipulate how information can be collected, used, disclosed and stored, and people’s rights to gain access to that information and ask for it to be corrected. The privacy principles cover: collection of personal information (principles 1-4); storage and security of personal information (principle 5); requests for access to and correction of personal information (principles 6 and 7, plus parts 4 and 5 of the Act); accuracy of personal information (principle 8); retention of personal information (principle 9); use and disclosure of personal information (principles 10 and 11); disclosure of personal information outside New Zealand (principle 12) and, using unique identifiers (principle 13).

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

The Privacy Act introduces a new privacy principle, principle 12, which regulates how agencies can transfer personal information overseas to foreign entities and individuals. Agencies can only transfer personal information where (1) an individual authorizes disclosure after being expressly told that their personal information might not be protected in the same way as under the Privacy Act, or (2) the discloser reasonably believes that (i) comparable privacy laws exist, (ii) other protections affording comparable privacy protections are in place (i.e. a contract), (iii) the receiver is in a prescribed country or subject to a prescribed scheme, or (iv) the receiver carries on business in New Zealand and is subject to the Privacy Act.

The Privacy Act introduces new criminal offences. It is now an offence to mislead an agency to access someone else’s personal information, or falsely pretend to be them or acting under their authority. It will also be an offence for an organization or business to destroy personal information, knowing that a request has been made to access it. The maximum penalty for an offence is NZ$10,000.

U.S. Regulations Relating to Securities and Futures Brokerage Business

Our business is also subject to regulation, primarily by U.S. federal and state regulatory agencies and certain Self-Regulatory Organization (“SROs”), such as central banks and securities exchanges, that have been charged with the protection of the financial markets and the interests of those participating in those markets. We, along with other larger institutions, have been subject to a broad range of rules and regulations and a climate of heightened regulatory scrutiny, particularly with respect to compliance with laws and regulations, including financial and operational controls and business processes. This scrutiny and related rule-making has resulted in part from the enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, in 2010, which significantly changed the bank regulatory structure of our Company and its thrift subsidiaries. The substance and full impact of the laws and regulations to which we are subject may be affected by changes in the U.S. political landscape, and we expect to continue to incur costs to implement new or phase-in requirements and monitor for continued compliance.

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

Our brokerage and banking entities are required by the Gramm-Leach-Bliley Act of 1999 to develop, implement, and maintain an information security program with administrative, technical, and physical safeguards designed to protect customer information and to disclose their privacy policies and practices related to sharing customer information with affiliates and non-affiliates. These rules give customers the ability to “opt out” of having non-public information disclosed to third parties or receiving marketing solicitations from affiliates and non-affiliates based on non-public information received from our brokerage and banking entities. The Bank Secrecy Act, as amended by the U.S.A. PATRIOT ACT of 2001, or the BSA/USA PATRIOT Act, applies to our brokerage and banking entities and requires financial institutions to develop anti-money laundering programs to assist in the prevention and detection of money laundering and combating terrorism. In order to comply with the BSA/USA PATRIOT Act, we have an AML department that is responsible for developing and implementing our enterprise-wide programs for compliance with the various anti-money laundering and counterterrorist financing laws and us regulations. Our brokerage and banking entities are also subject to U.S. sanctions laws administered by the Office of Foreign Assets Control and we have policies and procedures in place to comply with these laws.

Brokerage Regulation and Capital Requirements

Our subsidiary, US Tiger Securities, Inc. and TradeUP Securities, both U.S. broker-dealers, are registered with the SEC and is subject to regulation by the SEC and by SROs, such as FINRA and the securities exchanges of which it is a member, as well as various state regulators. The SEC and other governmental agencies and self-regulatory organizations, as well as state securities commissions in the United States, have the power to conduct administrative proceedings that can result in censure, penalties and fines, disgorgement of profits, restitution to customers, cease-and-desist orders or suspension, termination or limitation of the activities of the regulated entity or its employees. TradeUP Securities is a registered member of The Depository Trust & Clearing Corporation (“DTC”) and National Securities Clearing Corporation.

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

Singapore Regulations Relating to Securities and Futures Brokerage Business

Tiger Brokers SG is a capital markets services license holder under SFA for (I) dealing in capital markets products that are securities, collective investment schemes, and exchange-traded derivatives contracts; (II) product financing; and (III) providing custodial services, and an exempt financial adviser under the Financial Advisers Act 2001 of Singapore (the FAA) for advising on investment products and issuing or promulgating analyses/reports on investment products that are securities, collective investment schemes, and exchange-traded derivatives contracts. It is also currently in the process of applying for a license under the Payment Services Act 2019, has not commenced any business in any “payment services” as defined under that Act. It is subject to regulation by the MAS. Under the SFA, there is a requirement to maintain sufficient capital (“CAR”) as part of its condition to operate the business in Singapore. CAR is calculated using a risk-based capital approach. For Tiger Brokers SG, the minimum base capital requirement is SGD 1 million and, in addition, the firm is required to analyze its operational risk and determine further capital requirement according to the risk the business faces. Its financial resources (which definition includes its base capital) cannot fall below its total risk requirement (i.e. the amount required to address risks arising from its activities), and in the case that its financial resources fall below 120% of its total risk requirement, it is required to immediately notify the MAS of this fact. Tiger Brokers SG minimally maintain at least 25% above the actual CAR requirement as a precaution against any sudden turn in the business environment.

Australian Regulations Relating to Financial Services Business

AFSL obligations

Under section 911A (1) of the Corporations Act 2001 in Australia, or the Corporations Act, a person who carries on a financial services business in Australia must generally hold an Australian financial services license, or AFSL, unless a relevant exception applies.

Relevant AFSL holders

Tiger Brokers (AU) Pty Limited, ABN 12 007 268 386, is licensed and regulated by Australian Securities and Investment Commission (ASIC), Australian Financial Services License no. 300767 (AFSL). authorizing it to provide various financial services, including financial product advice, dealing, and underwriting, in respect of a variety of financial products. TBAU’s AFSL (No. 300767) authorizes the licensee to carry on a financial services business to:

(a) provide financial product advice for the following classes of financial products:

(i) deposit and payment products limited to:

(A) basic deposit products;

(B) deposit products other than basic deposit products;

(ii) derivatives;

(iii) foreign exchange contracts;

(iv) interests in managed investment schemes, including:

(A) investor directed portfolio services; and

(v) securities;

(b) deal in a financial product by:

(i) issuing, applying for, acquiring, varying or disposing of a financial product in respect of the following classes of financial products:

(A) derivatives;

(B) foreign exchange contracts; and

(C) interests in managed investment schemes, limited to:

(1) own managed investment scheme only; and

(ii) applying for, acquiring, varying or disposing of a financial product on behalf of another person in respect of the following classes of products:

(A) deposit and payment products limited to:

(1) basic deposit products;

(2) deposit products other than basic deposit products;

(B) derivatives;

(C) foreign exchange contracts;

(D) interests in managed investment schemes, including:

(1) investor directed portfolio services; and

(E) securities; and

(c) provide the following custodial or depository services:

(i) operate custodial or depository services other than investor directed portfolio services;

to retail and wholesale clients.

TBAU provides dealing and custodial services for a variety of financial products including derivatives, foreign exchange contracts, interests in MIS and securities. TBAU is not a market participant of a licensed financial market in Australia so that execution and settlement services are provided by a third party. When a client trades exchange-traded products (e.g., listed company shares), TBAU will act as an intermediary and instruct market participants to enter trades on the exchange according to client orders.

TBAU is authorized under its AFSL to provide general financial product advice to retail and wholesale clients in those authorized financial products.

Fleming, or Fleming Funds Management, holds an AFSL authorizing it to provide various financial services, including financial product advice, dealing and underwriting, in respect of a variety of financial products, including derivatives, government bonds, interests in managed investment schemes (such as collective investment vehicles) and securities, to wholesale clients only (such as institutional investors and high net worth clients).

Substantive obligations

As AFSL holders, TBAU and Fleming are subject to the following obligations (among others):

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

Hong Kong Regulations Relating to Securities and Futures Brokerage Providers

Tiger Brokers (HK) Global Limited is a licensed corporation of the Securities and Futures Commission of Hong Kong (“SFC”) holding Type 1 (“Dealing in Securities”), Type 2 (“Dealing in Futures Contracts”), Type 4 (“Advising on Securities”) and Type 5 (“Advising on Futures Contracts”) licenses.

The Securities and Futures Ordinance (“SFO”), including its subsidiary legislation, is the principal legislation regulating the securities and futures industry in Hong Kong. In particular, Part V of the SFO deals with licensing and registration matters. The SFO is administered by SFC which is an independent statutory body in Hong Kong set up to regulate the securities and futures markets and the non-bank leveraged foreign exchange market in Hong Kong.

In addition, the Companies (Winding Up and Miscellaneous Provisions) Ordinance including its subsidiary legislation provides that SFC is responsible for authorizing the registration of prospectuses for offerings of shares and debentures in Hong Kong and/or granting exemptions from strict compliance with the provisions in the Hong Kong Companies (Winding Up and Miscellaneous Provisions) Ordinance. The SFO provides that SFC is also responsible for authorizing certain securities (including the relevant offering documents) that are not shares or debentures.

The Hong Kong securities and futures industry (with respect to listed instruments) is also governed by the rules and regulations introduced and administered by the Hong Kong Stock Exchange and the Hong Kong Futures Exchange (jointly as “HKEX”).

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

In order that the CO and MLRO may discharge their responsibilities, the licensed TCSP’s senior management should ensure as far as practicable that the CO and MLRO are independent of all operational and business functions, normally based in Hong Kong, capable of accessing all available information, fully conversant in the relevant statutory and regulatory requirements and risks, provided with regular access to senior management, and of a sufficient level of seniority and authority. Depending on the scale, operation, nature of business and risk profile of the licensed TCSP, the same person may be appointed as its CO and MLRO. Given the relatively small size of Kastle Limited, Mr. Li Man Lung has been appointed as both its CO and MLRO since October 19, 2022.

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

As of the date of this annual report, most of our entities were subject to the valued-added tax at the rate of 6% for services provided and 13% for goods sold as of December 31, 2022.

C. Organizational Structure

UP Fintech is a holding company with no material operations of its own. We conduct our operations primarily through our New Zealand subsidiaries, U.S. subsidiaries, Singapore subsidiaries, Hong Kong subsidiaries and the VIEs and their respective subsidiaries in China.

A listing of the Company’s directly and indirectly owned subsidiaries and VIEs as of the date of this annual report is set forth in Exhibit 8.1 to this annual report on Form 20-F.

D. Property, Plants and Equipment

Facilities

We are headquartered in Singapore, where we lease 9,709 square feet. In addition, we also have leased properties principally for our operations in Beijing, Auckland, Sydney, Singapore, Malaysia, the State of New York, United States, London, Hong Kong and other cities in China. Our leased premises are leased from unrelated third parties who either have valid titles to the relevant properties or proper authorization from the title holder to sublease the property. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

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

We have achieved substantial growth since we launched our platform in August 2015. Our total revenues were US$138.5 million, US$264.5 million and US$225.4 million in 2020, 2021 and 2022, respectively. We generated net income of US$19.2 million and US$14.7 million in 2020 and 2021, respectively, and recorded net losses of US$2.3 million in 2022.

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

The Company is exposed to the risks and complexities inherent in doing business in international markets, some of which, such as those associated with an uncertain regulatory environment, are particularly acute in China. Restrictive regulations or government intervention in any of the regions in which we operate (including China, Singapore, Hong Kong and the United States) and the interaction thereof could impact the conduct of security transactions and affect our business.

We expect to continue to expand our operations to new markets, such as Hong Kong, and into new services lines, such as wealth management, in the future. We believe that customers from new markets and customers interested in new services will increase demand for our products and services and, consequentially, may turn these markets and/or products into growth drivers in future years. However, we cannot guarantee that we will be successful in growing our customer base or our operations on our desired timeline or at all.

Additionally, capital markets worldwide may remain volatile or increase in volatility in the coming year due to continued tightening of monetary policy by central banks, increased market interest rates, the prospect or perception of recession or inflation, geopolitical factors such as the war in Ukraine, and other macroeconomic factors. These factors may have a negative impact on the financial position of our customers, which could decrease trading volume and negatively impact demand for our services and, consequently, our commissions, but they may also represent opportunities for us to increase our interest income.

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

Key Components of Results of Operations

Revenues

Our revenues consist of commissions, financing service fees, interest income, and other revenues. The following table sets forth the breakdown of our total revenues, both in absolute amount and as a percentage of our total revenues, for the years indicated:

	For the years ended December 31,
	2020		2021		2022
	US$	%	US$	%	US$	%
	(in thousands except for percentages)
Revenues:
Commissions	77,629	56.1	147,199	55.7	108,118	48.0
Financing service fees	6,577	4.7	9,269	3.5	7,903	3.5
Interest income	31,754	22.9	70,335	26.6	85,150	37.8
Other revenues	22,537	16.3	37,685	14.2	24,195	10.7
Total revenues	138,497	100.0	264,488	100.0	225,366	100.0
Interest expense	(10,102)	(7.3)	(18,379)	(6.9)	(18,669)	(8.3)
Total net revenues	128,395	92.7	246,109	93.1	206,697	91.7

Commissions

We earn commissions from the brokerage services we deliver for customers’ fully disclosed accounts and consolidated accounts. See Item 4.B “Business Overview-Our Core Products and Services-Brokerage Services-Types of Accounts.” We charge commission fees based on the amount of transaction volume, or the number of shares, lots or contracts in each order, which generally vary in accordance with the type of products or services, timing of account activation, eligibility for discounts and other factors. In 2020, 2021 and 2022, the average rate of commissions over trading volume was 0.0354%, 0.0364% and 0.0335%, respectively, which is the ratio of the total commissions to the total trading volume in the same period. The gradual increase in the average commission rates was primarily caused by our product diversification as the portion of higher commission product increased in the year 2021 and the average commission rates decrease between 2021 and 2022 was primarily due to the lower commissions resulting from the decreased trading volume in 2022.

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

Financing service fees

Financing service fees include fees Interactive Brokers paid to us regarding the margin financing and securities borrowing and lending activities provided by Interactive Brokers to our fully disclosed account customers for trading purposes. We generally charge a specific rate above the interest rate of the margin loan or funding from the clearing agents. In 2020, 2021 and 2022, the average annualized rate of financing service fees over the average balance of the margin loans provided by the clearing agents was 0.47%, 0.67% and 1.65%, respectively. The increase between 2021 and 2022 was primarily due to increasing federal benchmark rates in 2022.

Interest income

We earn interest income from margin financing and securities borrowing and lending activities we provided to our consolidated account customers for trading purposes. In 2020, 2021 and 2022, the average annualized rate of our margin financing and our securities borrowing and lending activities provided by us to the consolidated account customers on our platform was 8.98%, 5.97% and 6.86%, respectively. The increase between 2021 and 2022 was primarily due to the increasing federal benchmark rate in 2022.

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

Interest expense

We pay interest expense by borrowing from other licensed financial institutions and other parties to fund our margin financing business, securities borrowing and lending activities.

Operating Cost and Expenses

The following table sets forth our operating cost and expenses, both in absolute amount and as a percentage of total revenues, for the years indicated:

	For the years ended December 31,
	2020		2021		2022
	US$	%	US$	%	US$	%
	(in thousands except for percentages)
Execution and clearing	12,645	9.1	31,144	11.8	15,608	6.9
Employee compensation and benefits (including share-based compensation)	50,039	36.1	87,160	33.0	101,749	45.1
Occupancy, depreciation and amortization	4,736	3.4	6,135	2.3	9,013	4.0
Communication and market data	10,320	7.5	22,121	8.4	27,138	12.0
Marketing and branding	15,872	11.5	59,265	22.4	33,122	14.7
General and administrative	13,749	9.9	22,706	8.6	18,333	8.2
Total operating cost and expenses	107,361	77.5	228,531	86.5	204,963	90.9

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

Income before income taxes

The following table sets forth our income before income taxes, both in absolute amount and as a percentage of our total revenues, for the years indicated.

	For the years ended December 31,
	2020		2021		2022
	US$	%	US$	%	US$	%
	(in thousands except for percentages)
Total revenues	138,497	100.0	264,488	100.0	225,366	100.0
Interest expense	(10,102)	(7.3)	(18,379)	(6.9)	(18,669)	(8.3)
Total net revenues	128,395	92.7	246,109	93.1	206,697	91.7
Total operating cost and expenses	(107,361)	(77.5)	(228,531)	(86.5)	(204,963)	(90.9)
Other income	996	0.7	1,476	0.6	298	0.1
Income before income taxes	22,030	15.9	19,054	7.2	2,032	0.9

Cybersecurity

For the years ended December 31, 2022, US$0.4 million of cybersecurity mitigation costs have been expensed (excluding labor costs). There were no costs due to cybersecurity incidents in 2022, nor was there any impact of cybersecurity incidents on our reportable segments.

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

China

Our PRC subsidiaries and the VIEs, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards, the EIT Law. Under the EIT Law, the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. In addition, the EIT Law and its implementing rules permit qualified “State-encouraged High-new Technologies Company,” or the HNTE, to enjoy a reduced 15% EIT rate. One of the VIEs’ subsidiaries, Beijing U-Tiger Business Service Co., Ltd began to qualify as an HNTE under the EIT Law in 2017, subject to the tax rate of 15% with a valid period of three years starting from December 2017 and obtained new certificate on December 2, 2020, subject to the tax rate of 15% with a valid period of three years, ending on December 31, 2022. Our one subsidiary Beijing Xiangshang Yixin Technology Co., Ltd and One of the VIEs’ subsidiaries, Beijing U-Tiger Network Technology Co., LTD began to qualify as HNTE under the EIT Law on October 25, 2021 and December 17, 2021, respectively, subject to the tax rate of 15% with a valid period of three years, ending on December 31, 2023. Hangzhou U-Tiger, Guangzhou U Tiger and Beijing Xiangshang were qualified as HNTE under the EIT Law on December 24, 2022, December 22, 2022 and December 30, 2022,

respectively, subject to the tax rate of 15% with a valid period of three years, ending on December 31, 2024.Our other subsidiaries, VIEs and VIEs’ subsidiaries incorporated in China are subject to income tax rate of 25%, according to EIT Law.

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

	For the years ended December 31,
	2020		2021		2022
	US$	%	US$	%	US$	%
	(in thousands except for percentages)
Consolidated Statements of Operations Data:
Revenues:
Commissions	77,629	56.1	147,199	55.7	108,118	48.0
Financing service fees	6,577	4.7	9,269	3.5	7,903	3.5
Interest income	31,754	22.9	70,335	26.6	85,150	37.8
Other revenues	22,537	16.3	37,685	14.2	24,195	10.7
Total revenues	138,497	100.0	264,488	100.0	225,366	100.0
Interest expense	(10,102)	(7.3)	(18,379)	(7.0)	(18,669)	(8.3)
Total net revenues	128,395	92.7	246,109	93.1	206,697	91.7
Operating cost and expenses:
Execution and clearing	(12,645)	(9.1)	(31,144)	(11.8)	(15,608)	(6.9)
Employee compensation and benefits (including share-based compensation)	(50,039)	(36.1)	(87,160)	(33.0)	(101,749)	(45.1)
Occupancy, depreciation and amortization	(4,736)	(3.4)	(6,135)	(2.3)	(9,013)	(4.0)
Communication and market data	(10,320)	(7.5)	(22,121)	(8.4)	(27,138)	(12.0)
Marketing and branding	(15,872)	(11.5)	(59,265)	(22.4)	(33,122)	(14.7)
General and administrative	(13,749)	(9.9)	(22,706)	(8.6)	(18,333)	(8.2)
Total operating cost and expenses	(107,361)	(77.5)	(228,531)	(86.5)	(204,963)	(90.9)
Other income:	996	0.7	1,476	0.6	298	0.1
Income before income taxes	22,030	15.9	19,054	7.2	2,032	0.9
Income tax expenses	(2,851)	(2.1)	(4,363)	(1.6)	(4,289)	(1.9)
Net (loss) income	19,179	13.8	14,691	5.6	(2,257)	(1.0)
Add non-GAAP adjustments
Share-based compensation	6,055	4.4	13,370	5.1	14,214	6.3
Impairment loss from equity investments	151	0.1	600	0.2	648	0.3
Fair value change from convertible bonds	—	—	(4,195)	(1.6)	—	—
Adjusted Non-GAAP Net income	25,385	18.3	24,466	9.3	12,605	5.6

For discussion of 2020 and 2021 results, refer to the disclosures set forth under the heading “Item 5. Operating and Financial Review and Prospects – A. Operating Results” in our Annual Report on Form 20-F available on the internet site maintained by the SEC at www.sec.gov.

Year ended December 31, 2022 compared with year ended December 31, 2021

Revenues

Total revenues decreased by 14.8% from US$264.5 million in 2021 to US$225.4 million in 2022. This decrease was primarily driven by decreases of US$39.1 million in commissions.

Commissions. Commissions were US$108.1 million in 2022, a 26.5% decrease from US$147.2 million in 2021, driven by decrease in trading volume and market activities. Our trading volume decreased from US$404.3 billion in 2021 to US$323.2 billion in 2022.

Financing service fees. Financing service fees were US$7.9 million in 2022, down 14.7% from US$9.3 million in 2021, primarily due to the decrease in margin financing and securities lending activities offsetting increased interest rates. Financing service fees from margin financing activities decreased by 6.0% from US$7.5 million in 2021 to US$7.0 million in 2022, which was mainly attributable to the decrease in daily average margin financing balance by 70.0% from US$1,347.5 million in 2021 to US$404.8 million in 2022. Financing service fees from securities lending activities decreased by 49.7% from US$1.8 million in 2021 to US$0.9 million in 2022, which was mainly attributable to the decrease in daily average securities lending balance by 27.1% from US$103.7 million in 2021 to US$75.5 million in 2022.

Interest income. Interest income was US$85.2 million in 2022, up 21.1% from US$70.3 million in 2021. This was primarily due to increased interest rates and the increase in interest income from bank deposits. Interest income from margin financing activities increased by 26.7% from US$29.0 million in 2021 to US$36.8 million in 2022, which was mainly attributable to the increased interest rates.

Other revenues. Other revenues were US$24.2 million in 2022, a decrease of 35.8% from US$37.7 million in 2021. The decrease was primarily due to the slowdown in underwriting related business and currency exchange service.

Interest expense. Interest expense was US$18.7 million, an increase of 1.6% from US$18.4 million in 2021 due to increased interest rates offsetting cost savings from self-clearing and a slowdown of Hong Kong IPO financing.

Operating cost and expenses

Total operating cost and expenses decreased by 10.3% from US$228.5 million in 2021 to US$205.0 million in 2022, due to decreases in marketing and branding expense, execution and clearing expense, and offset by increase in employee compensation and benefits expenses.

Execution and clearing. Execution and clearing expenses were US$15.6 million in 2022, a decrease of 49.9% from US$31.1 million in 2021. This decrease was primarily due to more self-clearing of US cash equities and options.

Employee compensation and benefits. Employee compensation and benefits expenses were US$101.7 million in 2022, an increase of 16.7% from US$87.2 million in 2021, primarily due to a global headcount increase compared to 2021.

Occupancy, depreciation and amortization. Occupancy, depreciation and amortization expenses were US$9.0 million in 2022, an increase of 46.9% from US$6.1 million in 2021, due to an increase in overseas office space and relevant leasehold improvements.

Communication and market data. Communication and market data expenses were US$27.1 million in 2022, an increase of 22.7% from US$22.1 million in 2021. This increase was due to rapid user growth from expanded market, which resulted in more data coverage. The total customer accounts increased from 1,845,869 as of December 31, 2021 to 2,007,989 as of December 31, 2022.

Marketing and branding. Marketing and branding expenses were US$33.1 million in 2022, a decrease of 44.1% from US$59.3 million in 2021. As we slowed down marketing campaign due to weaker market backdrop.

General and administrative. General and administrative expenses were US$18.3 million in 2022, a decrease of 19.3% from US$22.7 million in 2021. This decrease was primarily due to professional service fee and consulting expense resulting from business expansion occurred in last year.

Income before income taxes

We had a profit before income taxes of US$2.0 million in 2022, compared with US$19.1 million in 2021. The decrease was primarily due to the decrease in commissions and other revenues of total revenues in 2022.

Income tax expense

We had income tax expense of US$4.3 million in 2022, compared with income tax expense of US$4.4 million in 2021.

Net income

Net loss was US$2.3 million in 2022, as compared to a net income of US$14.7 million in 2021.

Adjusted net income, which excluded share-based compensation, fair value change from convertible bonds and impairment loss from equity investments, was US$12.6 million in 2022, as compared to US$24.5 million in 2021. See “Non-GAAP Financial Measure” for more information. See Item 5.A “Operating Results - Non-GAAP Reconciliations.”

Seasonality

We have not experienced seasonality in our business. However, as our brokerage business only began operations in 2015, volatility that may be inherent in the online brokerage industry could be masked by our rapid growth.

Foreign Currency Fluctuations

Substantially all of our revenues are denominated in U.S. dollars and Hong Kong dollars and our expenses are denominated in Renminbi and U.S. dollars. We have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, our results of operations and financial condition will be affected by the exchange rate between U.S. dollar and Hong Kong dollar as well as between U.S. dollar and Renminbi because a substantial portion of our operating costs and expenses is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars. We may seek to reduce the currency risk by entering into foreign currency instruments. We did not have any currency hedging instruments as of December 31, 2020, 2021 and 2022, however management monitors movements in exchange rates closely. Also see Item 3.D “Risk Factors” and Item 11 “Quantitative and Qualitative Disclosures About Market Risk.”

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

Tiger Brokers SG is a capital markets services license holder under Chapter 289 of SFA for (I) dealing in capital markets products that are securities, collective investment schemes, and exchange-traded derivatives contracts; (II) product financing; and (III) providing custodial services, and an exempt financial adviser under the Financial Advisers Act, Chapter 110 of Singapore (the FAA) for advising on investment products and issuing or promulgating analyses/reports on investment products that are securities, collective investment schemes, and exchange-traded derivatives contracts. It is also currently in the process of applying for a license under the Payment Services Act 2019, has not commenced any business in any “payment services” as defined under that Act. It is subject to regulation by the Monetary Authority of Singapore (“MAS”). Under the SFA, there is a requirement to maintain sufficient capital (“CAR”) as part of its condition to operate the business in Singapore. CAR is calculated using a risk-based capital approach. For Tiger Brokers SG, the minimum base capital requirement is SGD 1 million and, in addition, the firm is required to analyze its operational risk and determine further capital requirement according to the risk the business faces. Its financial resources (which definition includes its base capital) cannot fall below its total risk requirement (i.e., the amount required to address risks arising from its activities), and in the case that its financial resources fall below 120% of its total risk requirement, it is required to immediately notify the MAS of this fact.

To date, we have financed our operating and investing activities through net proceeds from our securities offerings, cash generated from operating activities and historical equity financing activities. As of December 31, 2020, 2021 and 2022, our cash and cash equivalents were US$79.7 million, US$269.1 million and US$277.7 million, respectively. Our cash and cash equivalents primarily consist of cash on hand, demand deposits with financial institutions, term deposits with an original maturity of three months or less and highly liquid investments, which are unrestricted for withdrawal or use, and which have original maturities of three months or less. We believe our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and material cash requirements for over the next 12 months. In the long term, beyond the next 12 months, we may decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, or at all.
We have entered into various off-balance sheet arrangements in the ordinary course of business, primarily to meet the needs of our clients. These arrangements include the margin financing and borrowing agreements. Clients with margin loans have agreed to allow the Company to pledge collateralized securities in their brokerage accounts, which is generally equal to or in excess of the margin loan. Securities borrowing transactions require the Company to deposit cash with the lender. The cash collateral received from customers for securities borrowings are generally in excess of the market value of the securities borrowed from other brokers. Increases in security prices may cause the fair value of the securities loaned to exceed the amount of cash received as collateral. In the event the customer to these transactions does not return the loaned securities or provide additional cash collateral, we may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy our client obligations. The Company monitors required margin and collateral level on a daily basis in compliance with regulatory and internal guidelines and controls its risk exposure through financial, credit, legal reporting system. Under applicable agreements, customers are required to deposit additional collateral or reduce holding positions, when necessary to avoid forced liquidation of their positions. See Note 17 to our financial statements for more information regarding the collateralized transactions.

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

Cash flows

The following table sets forth a summary of our cash flows for the periods presented:

	For the years ended December 31,
	2020	2021	2022
	US$ (in thousands)
Summary Consolidated Statement of Cash Flows Data:
Net cash provided by operating activities	535,281	413,204	258,061
Net cash provided by (used in) investing activities	43,556	10,919	(3,612)
Net cash (used in) provided by financing activities	(8,366)	330,881	4,730
Increase in cash and cash equivalents and restricted cash	570,471	755,004	259,179
Effect of exchange rate changes	(195)	(1,719)	(4,335)
Cash, cash equivalents and restricted cash at beginning of the year	377,324	947,600	1,700,885
Cash, cash equivalents and restricted cash at end of the year	947,600	1,700,885	1,955,729

Operating Activities

Net cash provided by operating activities in 2022 was US$258.1 million, as compared to net loss of US$2.3 million in 2022. The difference was primarily attributable to (i)an increase of US$159.7 million in financial instruments held at fair value, (ii)an increase of US$77.2 million in receivables from brokers, dealers and clearing organizations resulting from an increase in our user base, and (iii)a decrease of US$32.2 million in payables to brokers, dealers and clearing organizations resulting from the decreased borrowed margin activities from brokers. This was positively impacted by (i) an increase of US$486.9 million in amounts payables to customers resulting from an increase in our user base, (ii) a decrease of US$19.8 million in receivables from customers due to the decrease in margin financing and securities lending activities, and (iii) the US$14.2 million recognized share-based compensation expenses resulting from the options granted to the management and employees.

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

Investing Activities

Net cash used in investing activities in 2022 was US$3.6 million, consisting primarily of the purchase of term deposits and property, equipment and intangible assets of US$4.9 million, partially offset by maturity of term deposits.

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

Financing Activities

Net cash provided by financing activities in 2022 was US$4.7 million, consisting primarily of net proceeds of US$4.4 million received from redeemable non-controlling interests.

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

Capital Expenditures

Our capital expenditures were primarily incurred for purchases of servers, equipment and software. Historically, the amount of our capital expenditures has been small. Our capital expenditures were US$1.0 million, US$5.0 million and US$4.9 million in 2020, 2021 and 2022, respectively. We intend to fund our future capital expenditures with our existing cash balance. We will continue to incur capital expenditures as needed to meet the expected growth of our business.

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

Our research and development expenses primarily consist of salaries and employee benefits, rental, and depreciation expenses related to the development of our proprietary trading platform, back-end technology and customer relationship management system. For the years ended December 31, 2020, 2021 and 2022, US$22.5 million, US$47.8million and US$60.1 million of research and development costs have been expensed as incurred as the costs qualifying for capitalization have been insignificant.

D. Trend Information

Please refer to our disclosures set forth under Item 3.D “Risk Factors,” Item 4 “Information on the Company,” and elsewhere in this Item 5 “Operating and Financial Review and Prospects” for information regarding the material risks, business developments and strategies, factors, and trends that are most likely to affect our business and results of operations through 2022.

E. Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent liabilities in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Changes in the economic environment, financial markets, and any other parameters used in determining such estimates could cause actual results to differ. Our critical accounting estimates are described below. The critical accounting estimates should be read in conjunction with our risk factors as disclosed in “Item 3. Key Information—D. Risk Factors.” See Note 2 to our consolidated financial statements for the year ended December 31, 2022 for more information on our significant accounting policies.

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

Valuation and recognition of share-based compensation arrangements

Compensation expense is recognized for all grants of share options and restricted share units. Determining the appropriate valuation model and estimating the fair values of share option grants requires the input of subjective assumptions, including risk-free interest rate, expected stock price volatility, dividend yields, expected term, and forfeiture rates. The expected volatility assumption is based partially upon the historical volatility of our ordinary shares, which may or may not be a true indicator of future volatility. The assumptions used in calculating the fair values of share option grants represent management’s best estimates, but these estimates involve inherent uncertainties and the application of judgment. As a result, if factors change and different assumptions are used, share-based compensation expense could be significantly different from what we recorded in the current period.

Item 6. Directors, Senior Management, and Employees

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this report.

Directors and Executive Officers	Age	Position/Title
Tianhua Wu	38	Chief Executive Officer and Director
John Fei Zeng	43	Chief Financial Officer and Director
Katherine Wei Wu	49	Chief Compliance Officer
Lei Fang	35	Director
Jian Liu	51	Independent director
Chia Hung Yang	60	Independent director

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

Mr. John Fei Zeng has served as our Chief Financial Officer since October 2018 and served as our director since September 5, 2022. Between 2010 and 2012, Mr. Zeng worked at the equity sales team of CICC. Between 2012 and 2015, he worked as a Director at UBS Global Capital Market. From 2015 to 2018, he served as an Executive Director in Equity Capital Markets (ECM) at Goldman Sachs, where he was the ECM captain for China fintech and healthcare sectors. Mr. Zeng obtained a B.S. degree in business administration from the University of Southern California and a MBA from New York University.

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

Mr. Jian Liu has served as our independent director since our initial public offering in March 2019. Since 2017, Mr. Liu has served as the Assistant Dean of the Institute of Financial Technology of Tsinghua University and the Deputy Director of Sunshine Internet Finance Innovation Research Center. Prior to that, Mr. Liu served as a general manager, vice president and partner of the investment banking division of Hejun Group Co., Ltd., formerly known as Beijing Hejun Venture Advising Co. Ltd., a managing director of Guangzhou Bianjia Brothers Enterprise Investment Management Co., Ltd., a managing director of Huaxia Keystone Financial Consulting Co., Ltd., and a director of Guangdong Hengxing Group. Mr. Liu received an EMBA degree from the School of Economics and Management of Tsinghua University and a bachelor’s degree in law from Xiamen University.

Mr. Chia Hung Yang has served as our independent director since January 2023. Mr. Yang is the chief financial officer of Sunrate Holdings Limited since February 2023. Mr. Yang was the co-founder and president of Black Fish Group Limited from 2017 to 2021. From 2007 to 2017, Mr. Yang served in several chief financial officer positions at US-listed companies including Tuniu Corporation (Nasdaq: TOUR), E-Commerce China Dangdang Inc., and AirMedia Group Inc. Mr. Yang was the chief executive officer of Rock Mobile Corporation from 2004 to 2007, and the chief financial officer of the Asia Pacific region for Cellstar Asia Corporation from 1999 to 2004. Prior to that,

Mr. Yang was a senior banker at Goldman Sachs (Asia) L.L.C., Lehman Brothers Asia Limited and Morgan Stanley Asia Limited from 1992 to 1999. Mr. Yang currently also serves as an independent director of Ehang Holdings Limited (Nasdaq: EH), I-Mab (Nasdaq: IMAB), iQIYI, Inc. (Nasdaq: IQ) and Tongcheng Travel Holdings Limited (HKSE: 0780). Mr. Yang received his master’s degree in business administration from the University of California, Los Angeles.

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

B. Compensation

Compensation of Directors and Executive Officers

In 2022, we paid an aggregate of RMB2.4million (US$0.3 million), HKD1.9million (US$0.2 million) and US$0.4 million in cash to our executive officers and directors, and US$0.2 million to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC, New Zealand, U.S., Singapore and Hong Kong subsidiaries and our PRC VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. New Zealand has a statutory retirement savings scheme, Kiwisaver, in which New Zealand employees may participate.

2018 Share Incentive Plan

In June 2018, our board of directors approved the UP Fintech Holding Limited Share Incentive Plan, or the 2018 Share Incentive Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business.

The 2018 Share Incentive Plan consists of a share incentive plan for our service providers. The original maximum aggregate number of Class A ordinary shares that could be issued pursuant to all awards under the 2018 Share Incentive Plan was 187,697,314 Class A ordinary shares, which was increased to 254,697,314 Class A ordinary shares by the amendment thereto in December 2018. As of the date of March 31, 2023, options to purchase 199,230,744 and 28,303,681 Class A ordinary shares have been granted and are outstanding and 146,942,947 and 80,954,774 restricted share units, excluding awards that were forfeited or cancelled after the relevant grant dates.

2019 Performance Incentive Plan

In March 2019, we implemented the 2019 Performance Incentive Plan (the “2019 Plan”), or the 2019 Performance Incentive Plan, which was approved by our board of directors to grant a maximum number of 52,000,000 ordinary shares under the 2019 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. In December 2020, the Company’s board of directors approved amendments to the 2019 Plan adding an additional 10,429,305 ordinary shares for issuance under the 2019 Plan, which were obtained through the Company’s share buyback plan. In May 2021, the Company’s board of directors approved an evergreen option plan which is to increase Class A ordinary shares to the Plan each year starting from 2021 in an amount equal to 1.5% of the total issued and outstanding shares as of December 31 of the immediately preceding year (“Evergreen Option”), and continuing as long as the unissued shares reserved under 2019 Plan account for less than ten percent (10%) of the total then issued and outstanding shares. The 2019 Plan consists of a share incentive plan for our service providers. The maximum aggregate number of Class A ordinary shares that could be issued pursuant to all awards under the 2019 Plan and 2018 Share Incentive Plan was 375,825,963 as of March 2023 (not accounting for future increases under the Evergreen Option) and the Company issued 375,825,957 Class A ordinary shares to the Plan as of March 2023. As of March 31, 2023,

284,839,496 Class A ordinary shares have been granted, excluding awards that were forfeited or cancelled after the relevant grant dates.

The following paragraphs describe the principal terms of the 2019 Plan.

Types of Awards. The 2019 Plan permits the awards of options, share appreciation rights, restricted shares or any other type of awards approved by the plan administrator.

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

Name	Class A Ordinary Shares Underlying Outstanding Awards	Exercise Price or Purchase Price (US$/Share)	Date of Grant	Date of Expiration
Katherine Wei Wu	*		December 11, 2019	December 10, 2029
Lei Fang		US$0.00001	October 1, 2015	September 30, 2025
		US$0.00001	January 4, 2016	January 3, 2026
		US$0.00001	April 1, 2016	March 31, 2026
		US$0.0001	October 1, 2018	September 30, 2028
	*	US$0.20000	January 1, 2019	December 31, 2028
Lei Huang	*		May 1, 2020	April 30, 2030
Chia Hung Yang	*		January 23, 2023	January 22, 2033
Jian Liu	*		April 15, 2021	April 14, 2031
			March 19,2022	March 18,2032

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

C. Board Practices

Board of Directors

Our board of directors consist of five directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. A director may not exercise all the powers of our company to borrow money, mortgage its business, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Board Diversity Matrix

Board Diversity Matrix (As of March 31, 2023)
Country of Principal Executive Offices	Singapore
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

As of the date hereof, the Company does not meet the diversity objectives of Nasdaq Rule 5605(f)(2), due in part to the resignation of Ms. Xian Wang from the Company’s board of directors in 2022. The Company is committed to evaluating board candidates in light of the current composition of the board and to considering characteristics such as independence, knowledge, skills, experience and diversity. We intend to undertake reasonable efforts to meet the diversity objectives of Rule 5605(f)(2)(B) and (D), as applicable, in the coming year, but we may not achieve this goal.

Committees of the Board of Directors

The Company’s board of directors has three committees: an audit committee, a compensation committee and a nominating and corporate governance committee. Charters have been adopted for each committee. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Chia Hung Yang and Mr. Jian Liu. Mr. Chia Hung Yang is the chairman of our audit committee. We have determined that Mr. Chia Hung Yang and Mr. Jian Liu satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of The Nasdaq Stock Market LLC and Rule 10A-3 under the Exchange Act. We have determined that Mr. Chia Hung Yang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Role of the Board in Risk Oversight

Our board of directors is responsible for the oversight of our risk management activities. While our board of directors oversees our risk management, our senior management is responsible for day-to-day risk management processes. For example, we have a security department that oversees our cybersecurity risks, and we have a risk control department for oversight risks. Management reports to the board on its risk oversight initiatives and observations. We believe this division of responsibilities is the most effective approach for addressing the risks we face. Our board of directors and committees of the board of directors meet regularly with senior management to discuss risks affecting or likely to affect the Company.

Our nominating and corporate governance committee is responsible for periodically reviewing the board’s leadership structure in light of the specific characteristics of the Company and recommending any changes to the board for approval, and discussing the effect on the board’s leadership structure of the board’s role in risk oversight of the Company. Our audit committee is responsible for reviewing and discussing the Company’s policies with respect to risk assessment and risk management, as well as for oversight of risks impacting the Company’s financial statements. Our compensation committee is responsible for periodically reviewing the Company’s compensation policies and practices in order to assess whether such policies and practices create risks that are reasonably likely to have a material adverse effect on the Company.

D. Employees

We had 785 and 1,134 employees as of December 31, 2020 and 2021 respectively. As of December 31, 2022, we had 1,040 employees, with 872 based in Chinese mainland and Hong Kong, 63 based in the United States, 53 based in Singapore, 35 based in New Zealand and 17 based in Australia. Below is a breakdown of employees by their departments as of December 31, 2022.

Department	Number of employees	% of total
Research and development and technology	437	42.0%
Compliance, legal and finance	157	15.1%
Business and customer support	190	18.3%
Marketing	47	4.5%
Operations	63	6.1%
General and administration	146	14.0%
Total	1,040	100.0%

We enter into individual employment contracts with selected employees to cover matters including non-competition and confidentiality arrangements. We generally formulate our employees’ remuneration package to include salary and benefits. We provide our employees with social security benefits in accordance with all applicable regulations and internal policies. None of our employees work under any collective bargaining agreements.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of rules and regulations of the SEC, of our ordinary shares, on a fully diluted and as-converted basis, as of March 31, 2023, by:

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

Name	ADS Number	Percentage of Class	Class A Number[1]	Shares Percentage of Class	Class B Number	Shares Percentage of Class	Total Percentage Voting Power
Major Shareholders
Xiaomi Corporation[2]	—	—	250,641,392	10.40%	—	—	5.75%
Tigerex Holding Limited[3]	12,050,451	8.90%	180,756,765	7.50%	—	—	4.14%
IB Global Investments LLC[4]	5,025,344	3.71%	150,760,322	6.26%	—	—	3.46%
Directors and Executive Officers
Tianhua Wu5 6	31,213,754	23.04%	509,720,705	21.15%	97,611,722	100%	56.44%
John Fei Zeng	*	*	*	*	—	—	—
Lei Fang[7]	1,413,066	1.04%	*	*	—	—	—
Katherine Wei Wu	*	*	*	*	—	—	—
Jian Liu	—	—	—	—	—	—	—
All directors and executive officers as a group	31,213,754	23.04%	536,916,705	21.15%	97,611,722	100%	57.07%

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
3.
Representing 180,756,765 Class A ordinary shares held by Tigerex Holding Limited, a BVI company. Mr. Binsen Tang, a PRC resident, is a director of, and has the ultimate control in, Tigerex Holding Limited. 180,756,765 Class A ordinary shares were in the form of ADS.
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
5.
Representing (i) 240,000,000 Class A Ordinary Shares in the form of ADSs held by Sky Fintech Holding Limited, which are beneficially owned by Mr. Tianhua Wu through Tiger Family Trust; (ii) 228,206,310 Class A Ordinary Shares in the form of ADSs issued to participants of the UP Fintech Holding Limited Share Incentive Plan and the UP Fintech Holding Limited 2019 Performance Incentive Plan of the Issuer (the “Plans”) by exercise of awards thereof, with the voting rights attached thereto irrevocably entrusted to Mr. Tianhua Wu; and (iii) 41,514,395 Class A Ordinary Shares held by Kastle Limited, a subsidiary of the Company, for the benefit of certain participants of the Plans, with the voting rights attached thereto irrevocably entrusted to Mr. Tianhua Wu.
6.
Represents 97,611,722 Class B Ordinary Shares held by Sky Fintech Holding Limited, which are beneficially owned by Mr. Tianhua Wu through Tiger Family Trust. Sky Fintech Holding Limited is indirectly wholly-owned by Lightspeed Rise Holdings Limited, a BVI company, through its wholly-owned subsidiary, Sky Tiger Investment Holding Limited, a BVI company. Lightspeed Rise Holdings Limited is controlled by Tiger Family Trust, a trust established under the laws of Hong Kong and managed by Kastle Limited as the trustee. Mr. Tianhua Wu is the settlor of the Tiger Family Trust and Mr. Tianhua Wu and his family are the trust’s beneficiaries. Under the terms of this trust, Mr. Tianhua Wu has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Sky Fintech Holding Limited in our company.
7.
Represents 21,195,990 Class A Ordinary Shares in the form of ADSs as of March 31, 2023 issued to Mr. Lei Fang under the UP Fintech Holding Limited Share Incentive Plan by exercise of awards thereof, with the voting rights attached thereto irrevocably entrusted to Mr. Tianhua Wu.

We have a dual-class share structure. Our outstanding ordinary shares consist of Class A ordinary shares and Class B ordinary shares, and Mr. Tianhua Wu and his family beneficially own all of our issued Class B ordinary shares through Sky Fintech Holding Limited, of which he is the director, and Mr. Wu, with the voting rights entrusted to him under the 2018 and 2019 Performance Incentive Plan, is able to exercise 55.82% of the aggregate voting power of our total issued and outstanding share capital. As such, Mr. Wu is able to control any actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association, and the Nasdaq requirements. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and is not convertible into Class B ordinary share under any circumstance. Each Class B ordinary share is entitled to 20 votes and will be automatically convert into one Class A ordinary share under certain circumstances. Our dual-class ordinary share structure involves certain risks. See Item 3.D “Risk Factors” of this Annual Report on Form 20-F for more information about risks associated with our dual-class share structure.

For a description of arrangements for involving employees in the capital of the Company, see Item 6.B.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

See “Item 6.E Directors, Senior Management and Employees-Share Ownership.”

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

In January 2022, Xiaomi Corporation waived its right to participate in the financial and operational decision-making of the Company.

For more detail of the transaction, please see Note 16 in our audited consolidated financial statements.

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

Due to the resignation of the director assigned by Interactive Brokers in March 2022, Interactive Brokers LLC was no longer considered a related party in 2022. From January to March of 2022, we recorded US$9.7 million in commissions and financing service fees earned from customer trades cleared by and margin transactions provided by Interactive Brokers and US$1.8 million in execution and clearing fees paid to Interactive Brokers.

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

On November 6, 2020, Beijing Yixin Xiangshang Technology Co.,LTD entered a technical service agreement with Guangzhou Chenhao Technology Co., Ltd an entity which is 100% owned by Alphalion Technology Holding Limited in relation to the ESOP management business in the ordinary course of business.

On March 8, 2021, our subsidiary Tiger Brokers (Singapore) PTE Ltd entered into a Packaged Services Agreement with Alphalion Technology Limited controlled by Alphalion Technology Holding Limited. Under this agreement, Alphalion Technology Limited provided middle office system and license to Tiger Brokers (Singapore) PTE Ltd. As of December 31, 2022, the amount due from Alphalion Group regarding prepaid IT service fee and together with the short-term interest-free loans of previous year, total amount due from Alphalion Group was US$1.0 million. By the year end of 2022, IT service fee paid to Alphalion Group was US$0.14 million.

Transactions with Directors and Executive Officers

We provided brokerage services to our directors and executive officers. These services are provided in the ordinary course of business and are made on substantially the same terms as those prevailing at the same time for comparable transactions with unaffiliated persons. Amounts due from related parties in the consolidated balance sheets as of December 31, 2022, were receivable from such directors and executive officers and amounted to US$3.8 million. Amounts due to directors and executive officers amounted to US$0.5 million at the end of December 31, 2022. Revenue earned by providing brokerage services and margin loans to such directors and executive officers amounted to US$0.1 million for the year ended 2022.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” for the Company’s Consolidated Financial Statements including the Notes thereto and reports of its independent registered accounting firms. The Company has not yet implemented a formal policy on dividend distributions.

B. Significant Changes

No significant changes except as disclosed in this annual report else have occurred since December 31, 2022, the date of the financial statements included in this annual report on Form 20-F.

Item 9. The Offer and Listing

A.4. Offer and Listing Details

C. Markets

The Company’s American Depositary Shares, representing Class A Ordinary Shares, are listed on the Nasdaq Global Select Market under the symbol “TIGR.”

Item 10. Additional Information

B. Memorandum and Articles of Association

We are a Cayman Islands Company, registration number 331967, and our affairs are governed by our memorandum and articles of association and the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, or the Companies Law, and the common law of the Cayman Islands.

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

C. Material Contracts

Related Party Agreements

For a discussion of the Company’s related party transactions, please see Item 7.B “Related Party Transactions” and “Notes to the Consolidated Financial Statements – 16. Related Party Balances and Transactions.”

Compensation Arrangements

For a description of compensation arrangements with the Company’s directors and executive officers, please see Item 6.B “Compensation – Employment Agreements and Indemnification Agreements – Recent Developments.”

Financing

For a description of the Company’s outstanding financing agreements, please see section Item 4. “Information on the Company – A. History and Development of the Company.”

D. Exchange Controls

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

United States Federal Income Taxation

The following is a general discussion of certain U.S. federal income tax considerations relating to the ownership and disposition of our ADSs or Class A ordinary shares by U.S. Holders (as defined below) that hold our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the “Code.” This discussion does not address any aspect of U.S. federal gift or estate tax, alternative minimum tax, the Medicare tax on net investment income, or the state, local or non-U.S. tax consequences of an investment in our ADSs and Class A ordinary shares. This discussion is based on the Code, its legislative history, existing and proposed regulations promulgated thereunder, published rulings, court decisions and the income tax treaty between the U.S. and PRC, or the “Treaty,” all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. No ruling has been obtained and no ruling will be requested from the U.S. Internal Revenue Service, or the IRS, with respect to any of the U.S. federal income tax consequences described below, and as a result, there can be no assurance that the IRS will not disagree with or challenge any of statements provided below.

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

Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, and based on the expected composition of our income and assets and the value of our assets, including goodwill, we do not expect to be classified as a PFIC for the current taxable year ending December 31, 2022 or in the foreseeable future. Despite our expectation, there can be no assurance that we will not be a PFIC in the current taxable year or any future taxable year as PFIC status is tested each taxable year and will depend on the composition of our assets and income in each such taxable year. In particular, in determining the average percentage value of our gross assets, the aggregate value of our assets will generally be deemed to be equal to our market capitalization (the sum of the aggregate value of our outstanding equity) plus our liabilities. Accordingly, we could become a PFIC if our market capitalization were to decrease significantly while we hold substantial cash, cash equivalents or other assets that produce or are held for the production of passive income such as loans to customers. In addition, we expect to increase our margin loan business (where we extend margin loans using our own capital rather than Interactive Brokers’ capital) which will increase our passive interest income. Furthermore, although the law in this regard is not entirely clear, we treat the consolidated VIEs as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with these entities. If it were determined, however, that we are not the owner of the consolidated VIEs for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, which could result in a determination that we were a PFIC for the current or subsequent taxable years.

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

U.S. Information Reporting and Backup Withholding Rules

Dividend payments with respect to the ADSs and Class A ordinary shares and the proceeds received on the sale or other disposition of ADSs and Class A ordinary shares may be subject to information reporting to the IRS and to backup withholding. Backup withholding will not apply, however, if (i) a U.S. Holder is an exempt recipient, or if (ii) the U.S. Holder provides a taxpayer identification number, certifying that the U.S. Holder is not subject to backup withholding. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder will be refunded or credited against such U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely provided to the IRS. Certain U.S. Holders who hold “specified foreign financial assets”, including stock of a non-U.S. corporation that is not held in an account maintained by a U.S. “financial institution” may be required to attach to their tax returns for the year certain specified information. A U.S. Holder who fails to timely furnish the required information may be subject to a penalty. You are advised to consult with your own tax advisor regarding the application of the U.S. information reporting and backup withholding rules to your particular circumstances.

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable

H. Documents on Display

The Company files reports, including annual reports on Form 20-F, furnishes current reports on Form 6-K and discloses other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. These may be accessed by visiting the SEC’s website at www.sec.gov.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not applicable.

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

Foreign Exchange Risk

While most of our revenues are denominated in U.S. dollars and Hong Kong dollars and our expenses are denominated in Renminbi and U.S. dollars, the Company has not used any derivative financial instruments to hedge exposure to such risk as our exposure to foreign exchange risks should be limited in general per management’s assessment. Our results of operations and financial condition will be affected by the exchange rate between U.S. dollar and Hong Kong dollar as well as between U.S. dollar and Renminbi because a substantial portion of our operating costs and expenses is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars. We may seek to reduce the currency risk by entering foreign currency instruments in the future. Currently we did not hold any currency hedging instruments position as of December 31, 2021 and 2022 due to immaterial impact on our daily operation and financials, whilst the Company has been monitoring the exchange rates which may affect our business and financials and will take necessary actions to mediate foreign exchange risks. See Item 3.D “Risk Factors.”

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

Item 12. Description of Securities Other than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

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

None of these events occurred in any of the years ended December 31, 2020, 2021 and 2022.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rule 13a-15(e) of the Exchange Act, as of December 31, 2022. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, concluded that our disclosure controls and procedures were effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act). Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2022.

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

Attestation Report of the Independent Registered Public Accounting Firm

KPMG Huazhen LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2022 as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

The Company’s Board of Directors has determined that Mr. Chia Hung Yang, the chairman of our audit committee, is an audit committee financial expert. He is an independent director under the Nasdaq standards.

Item 16B. Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics which is applicable to all of its directors, officers and employees, including certain portions of the Code of Business Conduct and Ethics which are only applicable to the Company’s chief executive officer, chief financial officer, other chief senior officers, senior finance officer, controller, vice presidents and any other persons who perform similar functions (defined in the Code of Business Conduct and Ethics as “senior officers”). This Code of Business Conduct and Ethics is posted on its website, www.itiger.com. The information contained on the Company’s website is not included in, or incorporated by reference into, this annual report on Form 20-F.

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by KPMG Huazhen LLP and KPMG member firm for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the years ended December 31,
	2021	2022
	US$ ‘000	US$ ‘000
Audit Fees (1)	2,380	2,046
Tax Fees (2)	47	171
Audit-Related Fees (3)	—	—
All Other Fees (4)	—	—
	2,427	2,217

(1)
Audit Fees represent the aggregate fees billed for professional services rendered by KPMG Huazhen LLP and KPMG member firm for the audit of our annual financial statements, the review of our quarterly financial statements.
(2)
Tax Fees represent the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditor for tax compliance, tax advice, and tax planning.
(3)
Audit-Related Fees are fees billed in each of the fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the registrant’s financial statements and are not reported under “Audit Fees.”
(4)
All Other Fees are fees billed in each of the fiscal years for products and services provided by the principal accountant, other than the services reported under the other three line items.

Audit Committee’s Pre-Approval Policies and Procedures

The Company’s Audit Committee is responsible for appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors.

Item 16D. Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

2022 Purchase of ADSs

Period	Total Number of ADSs Purchased	Average Price Paid per ADS	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of ADSs that May Yet Be Purchased Under the Plans or Programs
April 2022	60,000	4.67	N/A	0

In April 2022, Tiger Brokers (NZ) Limited, as the Company’s exclusive agent, purchased 60,000 of the Company’s ADSs pursuant to a 10b5-1/10b-18 Purchase Plan Agreement and Repurchase Framework agreement between Tiger Brokers (NZ) Limited and the Company. Tiger Brokers (NZ) Limited intends to award such purchased ADSs to certain of its qualified customers in reliance on one or more available exemptions from registration under the Securities Act of 1933, as amended.

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
•
the compensation of our executive officers be determined or recommended by a compensation committee comprised solely of independent directors; and
•
shareholder approval be required prior to the issuance of securities when a stock option or other equity compensation arrangement is established or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

For the fiscal year ended December 31, 2021, KPMG Huazhen LLP, a registered public accounting firm that the PCAOB was unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, issued an audit report for the Company, which was included in the Company’s annual report on Form 20-F for the year ended December 31, 2021. On May 26, 2022, the SEC added the Company to its conclusive list of Commission-Identified Issuers. On August 26, 2022, the PCAOB announced that it signed a Statement of Protocol with the China Securities Regulatory Commission (the “CSRC”) and the Ministry of Finance, which it described as the first step toward opening access for the PCAOB to inspect and investigate completely registered public accounting firms in Chinese mainland and Hong Kong. On December 15, 2022, the PCAOB vacated its 2021 determination that the positions taken by authorities in Chinese mainland and Hong Kong prevented it from inspecting and investigating completely registered public accounting firms headquartered in those jurisdictions. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA for the fiscal year ended December 31, 2022 after we file this annual report on Form 20-F.

As of the date hereof and to the best of our knowledge,

•
Except as described below, none of the Company’s shares or the shares of the Company’s consolidated foreign operating entities are owned by governmental entities in the foreign jurisdiction in which the Company or such consolidated foreign operating entities, respectively, are incorporated or otherwise organized. Beijing Huicheng Kechuang Investment Partnership (Limited Partnership), a China State-owned Capital Operating Company, owns approximately 2.58% of the shares of Beijing Yixin Xiangshang Technology Co., LTD, a subsidiary of Beijing Xiangshang Yiyi Laohu Technology Group Co., LTD, which is one of the Company’s consolidated VIEs;

•
No governmental entities in the applicable foreign jurisdiction with respect to our registered public accounting firm have a controlling financial interest with respect to the Company or its consolidated foreign operating entities;

•
There are no officials of the Chinese Communist Party who are members of the Company’s or its consolidated foreign operating entities’ board of directors; and

•
The Company’s Fourth Amended and Restated Memorandum and Articles of Association does not contain any charter of the Chinese Communist Party.

These conclusions are based in part on the following: no such governmental entity has filed a Schedule 13D or 13G, there are no material contracts with such a foreign governmental party, and there is no such foreign government representative on the Company’s board of directors.

ITEM 16J. INSIDER TRADING POLICIES

Not Applicable.

PART III

Item 17. Financial Statements

See Item 18 “Financial Statements.”

Item 18. Financial Statements

The audited Consolidated Financial Statements as required under Item 18 are attached hereto starting on page F-1 of this annual report on Form 20-F.

Item 19. Exhibits

A list of exhibits included as part of this annual report on Form 20-F is set forth in the Index to Exhibits immediately following this Item 19.

INDEX TO EXHIBITS

Exhibit No.		Exhibit Description	Incorporated by Reference to
1.1	†	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant	Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

2.1	†	Description of the registrant’s securities registered pursuant to Section 12 of the Exchange Act.	Exhibit 2.1 to the annual report on Form 20-F (File No. 001-38833) filed with the SEC on April 29, 2020

2.2	†	Specimen American Depositary Receipt (contained in Exhibit 2.4)	Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

2.3	†	Specimen Form of Class A Ordinary Share Certificate	Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

2.4	††	Form of Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder	Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

2.5	†	Form of Registration Rights Agreement	Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

3.1	†	Form of Irrevocable Voting Proxy by and among holders of options awarded under the 2018 Share Incentive Plan and the 2019 Performance Incentive Plan and Wu Tianhua	Exhibit 3.1 to the annual report on Form 20-F (File No. 001-38833) filed with the SEC on April 29, 2020

4.1	†	English translation of Exclusive Business Cooperation Agreement between Ningxia Rongke and Ningxia Yixin dated June 7, 2018	Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.2	†	Exclusive Option Contract dated October 11, 2022, among Beijing Bohu, Beijing Rongke and each shareholder of Beijing Rongke, which restated and amended the version dated December 17, 2018	Filed herewith

4.3	†	Equity Pledge Contract dated October 11, 2022 among Beijing Bohu, Beijing Rongke and each shareholder of Beijing Rongke, which restated and amended the version dated April 13, 2021	Filed herewith

4.4	†	English translation of Powers of Attorney dated October 11, 2022 among Beijing Bohu and each of the shareholders of Beijing Rongke, which restated and amended the prior version dated December 17, 2018	Filed herewith

4.5	†	English translation of the form of Spouse Consent Letter by the spouse of each married shareholder of Ningxia Rongke	Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.6	†	English translation of Exclusive Business Cooperation Agreement between Beijing Yixin and Beijing Yiyi dated October 30, 2018	Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.7	†	English translation of Exclusive Option Contract among Beijing Yixin, shareholders of Beijing Yiyi and Beijing Yiyi dated October 30, 2018	Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.8	†	English translation of Equity Pledge Contract among Beijing Yixin, shareholders of Beijing Yiyi and Beijing Yiyi dated October 30, 2018	Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.9	†	English translation of the Power of Attorney between Beijing Yixin and shareholders of Beijing Yiyi dated October 30, 2018	Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.10	†	English translation of the form of Spouse Consent Letter by the spouse of each married shareholder of Beijing Yiyi	Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.11	†	Form of Employment Agreement between the Registrant and its executive officers	Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.12	†	Form of Indemnification Agreement between the Registrant and its directors and executive officers	Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.13	†	Consolidated Clearing Agreement between IB LLC and Top Capital Partners Limited	Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.14	†	Fully Disclosed Clearing Agreement between IB LLC and Top Capital Partners Limited	Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.15	†	Lease Contract for the Singapore office	Filed herewith

4.16	†	Subscription Agreement by and between the Registrant and IB Global Investments LLC dated March 8, 2019	Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.17	†	UP Fintech Holding Limited Share Incentive Plan adopted in June 2018 and amended in December 2018	Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.18	†	UP Fintech Holding Limited Amended and Restated 2019 Performance Incentive Plan	Exhibit 10.1 to the registration statement on Form S-8 (File No. 333-259241) filed with the SEC on September 1, 2021

8.1		List of principal subsidiaries and consolidated affiliated entities of the Registrant

11.1	†	Code of Business Conduct and Ethics	Exhibit 99.8 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

12.1		Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer

12.2		Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer

13.1		Certification of the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2		Certification of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1		Consent of KPMG Huazhen LLP Certified Public Accountants

15.2		Consent of DaHui Lawyers

15.3

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

UP FINTECH HOLDING LIMITED

/s/ Tianhua Wu
Name: Tianhua Wu
Title: Chief Executive Officer and Director

Dated: April 26, 2023

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2020, 2021 and 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

UP Fintech Holding Limited:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of UP Fintech Holding Limited and subsidiaries (the Company) as of December 31, 2021 and 2022, the related consolidated statements of comprehensive income (loss), changes in shareholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Realizability of deferred tax assets

As discussed in Notes 2 and 8 to the consolidated financial statements, the Group’s deferred tax assets and valuation allowance were US$27,110,375 and US$11,307,489, respectively, as of December 31, 2022. Deferred tax assets are reduced by a valuation allowance if, in the opinion of management, it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The realizability of deferred tax assets requires significant judgment associated with evaluation of past and projected financial performance which incorporates projections of future taxable income, including forecasted revenues and expenses, by tax-paying component.

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

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Group’s process for evaluating the realizability of deferred tax assets, including controls related to the development of assumptions in estimating future taxable income. We assessed the Group’s estimate of future taxable income by tax-paying component, including forecasted revenue and operating cost and expenses by comparing them to historical results. We compared the historical forecasts of taxable income to actual results to assess the Group’s ability to accurately forecast. We also performed sensitivity analysis over the assumptions related to the forecasted revenue, operating cost and expenses by tax-paying component to assess the impact of changes in those assumptions on the realizability assessment. We involved income tax professionals with specialized skills and knowledge, who assisted in assessing the Group’s interpretation and application of the relevant tax laws and regulations used to calculate future taxable income.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2020.

Beijing, China

April 26, 2023

UP FINTECH HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS
(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

	As of December 31,
	2021	2022
	US$	US$
Assets:
Cash and cash equivalents	269,057,708	277,660,847
Cash-segregated for regulatory purpose	1,431,827,247	1,678,067,682
Term deposits	3,044,461	945,533
Receivables from customers (net of allowance of US$518,741 and US$696,508 as of December 31, 2021 and 2022)	664,657,453	644,691,190
Receivables from brokers, dealers, and clearing organizations (net of allowance of nil as of December 31, 2021 and 2022)
Related parties	804,639,024	—
Third parties	75,143,153	956,945,581
Financial instruments held, at fair value	3,902,987	162,535,184
Prepaid expenses and other current assets	16,051,623	12,963,375
Amounts due from related parties	2,947,871	4,769,475
Total current assets	3,271,271,527	3,738,578,867
Right-of-use assets	6,613,520	13,960,092
Property, equipment and intangible assets, net	14,031,652	16,504,065
Goodwill	2,492,668	2,492,668
Long-term investments	9,777,844	7,928,499
Other non-current assets	4,973,085	4,773,925
Deferred tax assets	12,258,360	13,122,272
Total assets	3,321,418,656	3,797,360,388
Liabilities:
Payables to customers	2,509,492,814	2,996,405,447
Payables to brokers, dealers and clearing organizations
Related parties	170,338,199	—
Third parties	499,978	138,620,746
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of US$15,611,533 and US$11,128,854 as of December 31, 2021 and 2022, respectively)	33,746,177	37,777,749
Deferred income – current	1,213,647	1,800,298
Lease liabilities – current (including lease liabilities – current of the consolidated VIEs without recourse to the Group of US$1,057,862 and US$1,166,763 as of December 31,2021 and 2022, respectively)	2,610,041	5,490,079
Amount due to related parties	2,039,287	461,704
Total current liabilities	2,719,940,143	3,180,556,023
Convertible bonds
Related parties	25,330,766	—
Third parties	123,510,910	154,337,483
Deferred income – non-current	1,382,091	388,423
Lease liabilities – non-current (including lease liabilities – non-current of the consolidated VIEs without recourse to the Group of US$6,858 and US$640,253 as of December 31, 2021 and 2022, respectively)	3,092,913	8,390,077
Deferred tax liabilities( (including deferred tax liabilities of the consolidated VIEs without recourse to the Group of nil and US$274 as of December 31, 2021 and 2022, respectively)	1,535,965	2,059,748
Total liabilities	2,874,792,788	3,345,731,754
Commitments and Contingencies (Note 19)
Mezzanine equity
Subscriptions receivable from redeemable non-controlling interests	—	(43,496)
Redeemable non-controlling interests	—	4,685,238
Total Mezzanine equity	—	4,641,742
Shareholders’ equity:
Class A ordinary shares (US$0.00001 par value; 4,662,388,278 shares authorized as of December 31, 2021 and 2022, 2,059,987,139 and 2,221,403,067 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	20,599	22,213
Class B ordinary shares (US$0.00001 par value; 337,611,722 shares authorized as of December 31, 2021 and 2022, 222,111,722 and 97,611,722 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	2,221	976
Additional paid-in capital	484,335,291	495,705,684
Statutory reserve	3,562,888	6,171,627
Accumulated deficit	(45,788,131)	(50,366,734)
Treasury stock (10,429,305 and 10,429,305 shares as of December 31, 2021 and 2022, respectively)	(2,172,819)	(2,172,819)
Accumulated other comprehensive income (loss)	6,665,819	(2,231,411)
Total UP Fintech shareholder’s equity	446,625,868	447,129,536
Non-controlling interests	—	(142,644)
Total equity	446,625,868	446,986,892
Total liabilities, mezzanine equity and equity	3,321,418,656	3,797,360,388

The accompanying notes are an integral part of these consolidated financial statements.

UP FINTECH HOLDING LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

	For the years ended December 31,
	2020	2021	2022
	US$	US$	US$
Revenues(a)
Commissions	77,628,521	147,198,648	108,118,464
Interest related income
Financing service fees	6,576,622	9,268,819	7,903,057
Interest income	31,754,541	70,335,156	85,150,424
Other revenues	22,537,006	37,685,539	24,193,602
Total revenues	138,496,690	264,488,162	225,365,547
Interest expense(a)	(10,102,290)	(18,378,823)	(18,668,523)
Total Net Revenues	128,394,400	246,109,339	206,697,024
Operating cost and expenses:
Execution and clearing(a)	(12,645,113)	(31,143,578)	(15,607,914)
Employee compensation and benefits (including share-based compensation of US$6,054,612, US$13,370,377 and US$14,213,841 for the years ended December 31, 2020, 2021 and 2022, respectively)	(50,039,073)	(87,160,214)	(101,749,440)
Occupancy, depreciation and amortization	(4,735,881)	(6,134,991)	(9,013,467)
Communication and market data(a)	(10,320,505)	(22,121,263)	(27,138,244)
Marketing and branding(a)	(15,871,777)	(59,264,634)	(33,121,767)
General and administrative(a)	(13,748,818)	(22,705,839)	(18,332,557)
Total operating cost and expenses	(107,361,167)	(228,530,519)	(204,963,389)
Other income (expenses):
Fair value change from convertible bonds(a)	—	4,194,848	—
Others, net	996,559	(2,719,196)	298,150
Income before income taxes	22,029,792	19,054,472	2,031,785
Income tax expense	(2,850,547)	(4,363,771)	(4,288,665)
Net income (loss)	19,179,245	14,690,701	(2,256,880)
Less:
Net income attributable to redeemable non-controlling interests	3,114,452	—	—
Net income attributable to non-controlling interests	—	—	(129,215)
Accretion of redeemable non-controlling interests to redemption value	—	—	(58,776)
Net income (loss) attributable to ordinary shareholders of UP Fintech	16,064,793	14,690,701	(2,186,441)
Net income (loss) per share attributable to ordinary shareholders of UP Fintech:
Basic	0.01	0.01	(0.00)
Diluted	0.01	0.01	(0.00)
Weighted average shares used in calculating net income (loss) per ordinary share:
Basic	2,117,904,025	2,205,186,257	2,295,154,791
Diluted	2,162,232,325	2,335,717,204	2,295,154,791
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on available-for-sale securities (net of tax effect of US$6,284, nil and US$88,563 for the years ended December 31, 2020, 2021 and 2022, respectively)	41,149	1,899,605	(768,590)
Change in cumulative foreign currency translation adjustment	3,752,464	1,839,022	(8,130,208)
Total Comprehensive income (loss)	22,972,858	18,429,328	(11,155,678)
Total Comprehensive income attributable to redeemable non-controlling interests	3,114,452	—	—
Total Comprehensive loss attributable to non-controlling interests	—	—	(130,783)
Accretion of redeemable non-controlling interests to redemption value	—	—	(58,776)
Total Comprehensive income (loss) attributable to ordinary shareholders of UP Fintech	19,858,406	18,429,328	(11,083,671)

(a)
Includes the following revenues, costs and expenses resulting from transactions with related parties for the years ended December 31, 2020, 2021 and 2022 (Note 16):

	For the years ended December 31,
	2020	2021	2022
	US$	US$	US$
Commissions	35,559,807	30,446,244	4,001,833
Interest related income
Financing service fees	6,576,622	9,268,819	1,329,490
Interest income	21,966,305	31,776,764	4,795,119
Other revenues	8,014,524	15,556,298	1,805,126
Interest expense	(9,316,150)	(13,938,263)	(2,056,556)
Execution and clearing	(7,150,700)	(17,510,426)	(1,751,505)
Communication and market data	—	(94,333)	(135,117)
Marketing and branding	(397,590)	—	—
General and administrative	(700,000)	—	—
Fair value change from convertible bonds	—	2,860,123	—

The accompanying notes are an integral part of these consolidated financial statements.

UP FINTECH HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

	Class A ordinary shares		Class B ordinary shares		Treasury stock purchases		Additional paid in capital
	Shares	Amount	Shares	Amount	Shares	Amount	Amount
		US$		US$		US$	US$
Balance as of January 1, 2020	1,777,218,449	17,772	337,611,722	3,376	—	—	285,767,622
Issuance of Class A ordinary shares upon settlement of share-based awards	17,138,985	172	—	—	—	—	5,145
Share-based compensation	—	—	—	—	—	—	6,054,612
Treasury stock purchases	—	—	—	—	10,429,305	(2,172,819)	—
Provision of statutory reserve	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—
Unrealized gain on available-for-sale securities	—	—	—	—	—	—	—
Investment in sponsored fund from non-controlling shareholders	—	—	—	—	—	—	—
Disposal of sponsored fund from non-controlling shareholders	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—
Balance as of December 31, 2020	1,794,357,434	17,944	337,611,722	3,376	10,429,305	(2,172,819)	291,827,379
Issuance of Class A ordinary shares upon settlement of share-based awards	38,004,705	379	—	—	—	—	549,605
Class B ordinary shares converted into Class A ordinary shares	115,500,000	1,155	(115,500,000)	(1,155)	—	—	—
Issuance of ordinary shares upon follow-on public offering	112,125,000	1,121	—	—	—	—	175,420,473
Share-based compensation	—	—	—	—	—	—	13,370,377
Provision of statutory reserve	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—
Unrealized gain on available-for-sale securities	—	—	—	—	—	—	—
Equity component of convertible bonds	—	—	—	—	—	—	3,167,457
Net income	—	—	—	—	—	—	—
Balance as of December 31, 2021	2,059,987,139	20,599	222,111,722	2,221	10,429,305	(2,172,819)	484,335,291
Adoption of ASU 2020-06	—	—	—	—	—	—	(3,167,457)
Issuance of Class A ordinary shares upon settlement of share-based awards	36,915,928	369	—	—	—	—	366,168
Class B ordinary shares converted into Class A ordinary shares	124,500,000	1,245	(124,500,000)	(1,245)	—	—	—
Capital contribution from non-controlling interests	—	—	—	—	—	—	18,391
Share-based compensation	—	—	—	—	—	—	14,212,067
Provision of statutory reserve	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—
Unrealized loss on available-for-sale securities	—	—	—	—	—	—	—
Accretion of redeemable non-controlling interests	—	—	—	—	—	—	(58,776)
Net loss	—	—	—	—	—	—	—
Balance as of December 31, 2022	2,221,403,067	22,213	97,611,722	976	10,429,305	(2,172,819)	495,705,684

UP FINTECH HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

	Statutory Reserves	Accumulated other comprehensive income (loss)	Accumulated deficit	Non-controlling interests	Total equity	Redeemable non-controlling interest of sponsored fund
	US$	US$	US$	US$	US$	US$
Balance as of January 1, 2020	724,008	(866,421)	(73,704,745)	—	211,941,612	3,084,122
Issuance of Class A ordinary shares upon settlement of share-based awards	—	—	—	—	5,317	—
Share-based compensation	—	—	—	—	6,054,612	—
Treasury stock purchases	—	—	—	—	(2,172,819)	—
Provision of statutory reserve	1,939,543	—	(1,939,543)	—	—	—
Foreign currency translation adjustment	—	3,752,464	—	—	3,752,464	—
Unrealized gain on available-for-sale securities	—	41,149	—	—	41,149	—
Investment in sponsored fund from non-controlling shareholders	—	—	—	—	—	4,251,549
Disposal of sponsored fund from non-controlling shareholders	—	—	—	—	—	(10,450,123)
Net income	—	—	16,064,793	—	16,064,793	3,114,452
Balance as of December 31, 2020	2,663,551	2,927,192	(59,579,495)	—	235,687,128	—
Issuance of Class A ordinary shares upon settlement of share-based awards	—	—	—	—	549,984	—
Class B ordinary shares converted into Class A ordinary shares	—	—	—	—	—	—
Issuance of ordinary shares upon follow-on public offering	—	—	—	—	175,421,594	—
Share-based compensation	—	—	—	—	13,370,377	—
Provision of statutory reserve	899,337	—	(899,337)	—	—	—
Foreign currency translation adjustment	—	1,839,022	—	—	1,839,022	—
Unrealized gain on available-for-sale securities	—	1,899,605	—	—	1,899,605	—
Equity component of convertible bonds	—	—	—	—	3,167,457	—
Net income	—	—	14,690,701	—	14,690,701	—
Balance as of December 31, 2021	3,562,888	6,665,819	(45,788,131)	—	446,625,868	—
Adoption of ASU 2020-06	—	—	157,801	—	(3,009,656)	—
Issuance of Class A ordinary shares upon settlement of share-based awards	—	—	—	—	366,537	—
Class B ordinary shares converted into Class A ordinary shares	—	—	—	—	—	—
Capital contribution from non-controlling interests	—	—	—	(10,541)	7,850	—
Share-based compensation	—	—	—	1,774	14,213,841	—
Provision of statutory reserve	2,608,739	—	(2,608,739)	—	—	—
Foreign currency translation adjustment	—	(8,128,640)	—	(1,568)	(8,130,208)	—
Unrealized loss on available-for-sale securities	—	(768,590)	—	—	(768,590)	—
Accretion of redeemable non-controlling interests	—	—	—	(3,094)	(61,870)	—
Net loss	—	—	(2,127,665)	(129,215)	(2,256,880)	—
Balance as of December 31, 2022	6,171,627	(2,231,411)	(50,366,734)	(142,644)	446,986,892	—

The accompanying notes are an integral part of these consolidated financial statements.

UP FINTECH HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

	For the years ended December 31,
	2020	2021	2022
	US$	US$	US$
Cash flows from operating activities:
Net (loss) income	19,179,245	14,690,701	(2,256,880)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Share-based compensation	6,054,612	13,370,377	14,213,841
Depreciation and amortization	928,414	1,338,968	2,749,144
Unrealized fair value change of financial instruments held, at fair value	(6,281)	(1,081,873)	1,474,009
Loss on disposal of subsidiaries	—	115,681	—
Loss from equity investments, including impairments	191,603	571,440	474,347
Allowance for doubtful accounts	91,788	426,953	464,114
Loss on disposal of property and equipment	119,136	24,844	—
Foreign currency exchange loss (gain)	2,918,701	3,265,271	(2,419,693)
Deferred tax expense (benefit)	1,772,670	(662,310)	(1,264,080)
Interest expense from convertible bonds	—	1,294,203	2,486,151
Fair Value Change from convertible bonds	—	(4,194,848)	—
Changes in operating assets and liabilities:
Financial instruments held, at fair value	14,324,985	(2,258,578)	(159,651,795)
Receivables from customers	(266,193,537)	(292,868,761)	19,787,135
Receivables from brokers, dealers and clearing organizations(a)	(602,544,944)	(82,000,320)	(77,163,404)
Amounts due from/to related parties	(390,683)	3,084,210	(3,399,187)
Prepaid expenses and other current assets	(3,531,256)	(4,350,422)	3,190,957
Operating lease right-of-use assets	(1,548,204)	667,243	(7,346,572)
Other non-current assets	(130,244)	(1,072,518)	239,238
Payables to customers	1,183,682,588	810,443,951	486,912,633
Payables to brokers, dealers and clearing organizations(a)	168,580,067	(52,871,884)	(32,217,431)
Accrued expenses and other current liabilities	10,256,244	6,590,630	4,017,887
Operating lease liabilities	1,365,635	(1,504,339)	8,177,202
Deferred income	160,476	185,337	(407,017)
Net cash provided by operating activities	535,281,015	413,203,956	258,060,599
Cash flows from investing activities:
Purchase of property, equipment and intangible assets	(978,142)	(4,967,842)	(4,888,631)
Disposal of property, equipment and intangible assets	—	3,308	—
Payment for long-term investments	—	(2,450,736)	(243,289)
Cash paid for acquisition, net of cash acquired	—	2,584,303	—
Cash-segregated for regulatory purpose acquired from acquisition	—	2,166,432	—
Repayment of loans from related parties	—	110,487	—
Cash received from disposal of a subsidiary	—	79,634	—
Purchase of term deposits	(31,449,568)	(17,460,305)	—
Maturity of term deposits	78,374,132	33,088,423	2,072,574
Advances to employees	(1,462,052)	(126,779)	(641,069)
Loans to related parties	(928,751)	(2,155,038)	—
Dividend received	—	46,938	88,414
Net cash provided by (used in) investing activities	43,555,619	10,918,825	(3,612,001)
Cash flows from financing activities:
Proceeds received from issuance of convertible bonds	—	154,909,777	—
Proceeds received from redeemable non-controlling interests	—	—	4,356,074
Net proceeds received from follow-on public offering (net of offering cost of US$1,215,162)	—	175,421,594	—
Capital contribution from non-controlling interests	—	—	7,850
Proceeds received from issuance of Class A Ordinary Shares upon settlement of share-based awards	5,317	549,984	366,537
Capital contribution in sponsored fund from redeemable non-controlling interest	4,251,549	—	—
Payment to Redeemable non-controlling interest due to disposal of sponsored fund	(10,450,123)	—	—
Purchases of treasury stock	(2,172,819)	—	—
Net cash (used in) provided by financing activities	(8,366,076)	330,881,355	4,730,461
Increase in cash, cash equivalents and restricted cash	570,470,558	755,004,136	259,179,059
Effect of exchange rate changes	(194,554)	(1,718,832)	(4,335,485)
Cash, cash equivalents and restricted cash at beginning of the year	377,323,647	947,599,651	1,700,884,955
Cash, cash equivalents and restricted cash at end of the year	947,599,651	1,700,884,955	1,955,728,529
Cash, cash equivalents and restricted cash:
Cash and cash equivalents	79,652,897	269,057,708	277,660,847
Cash-segregated for regulatory purpose	867,946,754	1,431,827,247	1,678,067,682
Supplemental disclosure of cash flow information:
Income taxes paid (net of refunds)	266,269	5,586,372	2,126,572
Acquisition consideration paid	—	1,079,830	—
Non-cash investing activity:
Prepayment converted to long-term investment and loans to related parties	654,891	—	—

(a)
Includes the following changes in operating assets and liabilities resulting from transactions with related parties for the years ended December 31, 2020, 2021 and 2022:

	For the years ended December 31,
	2020	2021	2022
	US$	US$	US$
Cash flows from operating activities:
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Interest expense from convertible bonds	—	350,519	—
Fair value change from convertible bonds	—	(2,860,123)	—
Changes in operating assets and liabilities:
Receivables from brokers, dealers and clearing organizations	(579,271,721)	(40,320,092)	54,299,601
Payables to brokers, dealers and clearing organizations	164,799,238	(48,235,921)	5,488,702

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

As of December 31, 2022, details of the Group’s major principal operating subsidiaries, VIEs and VIEs’ subsidiaries were as follows:

	Date of incorporation or acquisition	Place of establishment/ incorporation	Percentage of legal ownership
Subsidiaries:
Tiger Brokers (NZ) Limited (“TBNZ”)	August 02, 2016	New Zealand	100%
Up Fintech International Limited (“Up International”)	February 08, 2018	Hong Kong	100%
Tiger Fintech (Singapore) PTE Ltd. (“Tiger SG”)	March 13, 2018	Singapore	100%
Tiger Brokers (Singapore) PTE Ltd. (“Tiger Brokers SG”)	March 27, 2018	Singapore	100%
US Tiger Securities, Inc. (“US Tiger Securities”)	March 30, 2018	United States of America(“USA”)	100%
Beijing Bohu Xiangshang Technology Co., LTD (“Beijing BHXS”, “Beijing WFOE I”)	May 17, 2018	PRC	100%
Tiger Fintech Holdings, Inc (“Tiger Fintech Holdings”)	July 09, 2018	USA	100%
Beijing Xiangshang Yixin Technology Co., Ltd (“Beijing Yixin”, “Beijing WFOE II”)	July 26, 2018	PRC	100%
Trading Front Inc (“Trading Front”)	August 01, 2018	USA	100%
Wealthn LLC (“Wealthn”)	August 01, 2018	USA	100%
Kastle Limited (“Kastle”)	October 15, 2018	Hong Kong	100%
Tung Chi Consulting Limited (“Tung Chi”)	January 29, 2019	Hong Kong	100%
TradeUP Securities Inc (US) (“TradeUP Securities”)	July 12, 2019	USA	100%
Tradeup Inc. (“Tradeup”)	October 10, 2019	USA	100%
Hangzhou U-Tiger Technology Co. LTD (“Hangzhou U-Tiger”)	April 09, 2020	PRC	100%[2]
Tiger Fintech (NZ) Limited (“TFNZ”)	May 17, 2021	New Zealand	100%
Tiger Services (AU) Pty Ltd (“Tiger Services AU”)	August 27, 2021	Australia	100%
Tiger Brokers (AU) PTY Limited (“TBAU”)	September 13, 2021	Australia	100%
Tiger Brokers (HK) Global Limited (“Tiger Brokers HK”)	October 26, 2021	Hong Kong	100%
VIEs:
Beijing Xiangshang Rongke Technology Co. LTD (“Beijing Rongke”, “Ningxia VIE”)	June 11, 2014	PRC	Consolidated VIE
Beijing Xiangshang Yiyi Laohu Technology Group Co., LTD (“Beijing Yiyi”, “Beijing VIE”)	October 29, 2018	PRC	Consolidated VIE
VIEs’ subsidiaries:
Tiger Technology Corporation Limited (“Tiger Technology”)	October 14, 2014	Hong Kong	VIE’s subsidiary
Beijing U-Tiger Network Technology Co., LTD (“Beijing U-Tiger Network”)	April 20, 2016	PRC	VIE’s subsidiary
Beijing U-Tiger Business Service Co., Ltd (“Beijing U-Tiger Business”)	April 21, 2016	PRC	VIE’s subsidiary
Beijing Chenhao Technology Co., LTD. (“Beijing Chenhao”)	August 11, 2016	PRC	VIE’s subsidiary
Beijing Zhijianfengyi Information Technology Co., Ltd (“Beijing ZJFY”)	January 25, 2018	PRC	VIE’s subsidiary
Shenzhen Xiang Shang Hu Xun Technology Co., LTD (“HuXun”)	June 20, 2018	PRC	VIE’s subsidiary
Beijing Yixin Xiangshang Technology Co.,LTD (“Beijing Xiangshang”)[1]	September 05, 2018	PRC	VIE’s subsidiary
Guangzhou U-Tiger Technology Co., LTD (“Guangzhou U Tiger”)	December 24, 2018	PRC	VIE’s subsidiary

1 In May 2022, the name of “Beijing Huyi Technology Co., Ltd” was changed to “Beijing Yixin Xiangshang Technology Co.,LTD”.

2 Up Fintech International Limited owns 85% percentage of the shares of Hangzhou U-Tiger, and the holder of the remaining 15% has pledged its voting interest to Up Fintech International Limited, which as a result controls 100% of the voting power of this entity.

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

The VIE arrangements

To provide the Company control over the VIEs and the rights to the expected residual returns of the VIEs and VIEs’ subsidiaries, on June 7, 2018, Beijing WFOE I, entered into a series of contractual arrangements with Beijing Rongke and its equity investors as described below, which were amended and restated on December 17, 2018 and October 11, 2022, respectively. On October 30, 2018, Beijing WFOE II entered into a series of substantially same contractual arrangements with Beijing Yiyi.

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

Agreements that were entered to provide the Company effective control over the VIEs

Exclusive Option Agreements. The respective equity investors of the VIEs entered into Exclusive Option Agreements with the WFOEs respectively, pursuant to which the equity investors of the VIEs grant the WFOEs an irrevocable and exclusive right to purchase or designate one or more persons to purchase the equity interests in the VIEs then held by the equity investors of the VIEs once or at multiple times at any time in part or in whole at the WFOEs’ sole and absolute discretion to the extent permitted by PRC laws. The standard equity interest purchase price is US$1.5 (RMB10). If a minimum price limited by PRC law applicable is more than US$1.5 (RMB10), the purchase price of the equity interest shall equal such minimum price. The agreement shall remain effective for a term of ten years and renewable at the WFOEs’ election.

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

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs and VIEs’ subsidiaries taken as a whole, which were included in the Group’s consolidated financial statements with intercompany balances and transactions eliminated between the VIEs and VIEs’ subsidiaries:

	As of December 31,
	2021	2022
	US$	US$
Current assets	51,873,657	58,095,337
Non-current assets	16,083,322	12,145,470
Total assets	67,956,979	70,240,807
Current liabilities	25,422,094	29,848,034
Non-current liabilities	6,858	640,527
Total liabilities	25,428,952	30,488,561

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

1.
ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

Risks in relation to the VIE structure (Continued)

	For the years ended December, 31
	2020	2021	2022
	US$	US$	US$
Total revenues	16,191,693	65,295,325	44,382,701
Net loss	(7,524,524)	(700,720)	(8,220,848)

	For the years ended December, 31
	2020	2021	2022
	US$	US$	US$
Net cash (used in) provided by operating activities	(597,323)	18,431,299	(1,552,547)
Net cash provided by (used in) investing activities	646,647	(4,048,620)	(416,486)
Net cash provided by (used in) financing activities	311,688	(5,091,778)	3,760,937

Total assets as of December 31, 2021 and 2022 disclosed above include amounts due from affiliated companies within the Group, amounting to US$29,039,312 and US$38,288,706, respectively. Total liabilities as of December 31, 2021 and 2022 disclosed above include amounts due to the internal companies amounting to US$8,752,699 and US$17,552,417, respectively. During 2020, 2021 and 2022, the VIEs earned inter-company total revenues amounting to US$13,565,810, US$60,971,555 and US$40,966,619, respectively. All of these intercompany balances and transactions have been eliminated in consolidation.

The Group’s main revenues were mostly generated from its wholly owned subsidiaries in New Zealand, Singapore, PRC and the United States for the years ended December 31, 2020, 2021, and 2022. Most of Group’s consolidated VIEs and their subsidiaries operate business in the PRC and their main functions are to support Group’s licensed/registered entities in New Zealand, Singapore, and the United States (“Licensed Entities”). Certain of the costs generated by VIEs and their subsidiaries are covered by these Licensed Entities through inter-company transactions, and the Group expect that the Licensed Entities will cover a substantial majority of such costs in the future. In general, the holding company transfers funds from financing (including funds from its IPO, follow-on equity offerings, and offerings of convertible bonds, as applicable) to Licensed Entities in the form of capital injections or loans to support their business expansion. These Licensed Entities pay the Group’s consolidated VIEs and their subsidiaries periodically for the services rendered through inter-company transactions, pursuant to the terms of the contractual arrangements between them.

The Company’s subsidiaries and consolidated VIEs did not declare nor distribute any dividends or distributions for the years ended December 31, 2020, 2021 and 2022. Additionally, the holding company did not declare nor distribute any dividends or distribution for the years ended December 31, 2020, 2021 and 2022.

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

Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of their statutory reserve and their share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 22 for disclosure of restricted net assets.

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

In November 2020, the sponsored fund was delisted and liquidated. Therefore, it was deconsolidated in Group’s consolidated financial statement since November 2020.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair value of financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, cash—segregated for regulatory purpose, term deposits, financial instruments held, at fair value, derivative assets or liabilities in relation to the Company’s derivative transactions, receivables from or payables to customers, receivables from or payables to brokers, dealers, clearing organizations, amounts due from or to related parties, long‑term equity securities without readily determinable fair value, long-term available‑for‑sale securities and convertible bonds. The Company carries its financial instruments held, at fair value, long‑term available‑for‑sales securities at fair value. Financial instruments held, at fair value, based upon quoted market price, consist of stock investments related to the exchange trade funds (“ETFs”), US treasuries and corporate bonds. The carrying amounts of cash and cash equivalents, cash—segregated for regulatory purpose, term deposits, receivables from or payables to customers, receivables from or payables to brokers, dealers and clearing organizations, amounts due from or to related parties approximate their fair values due to the short‑term maturities of these instruments. The fair value of convertible bonds that adopted fair value option (2021 Series A1 Note) was measured using binomial-lattice option valuation model and significant unobservable inputs included share price, volatility, expected dividend, risk free interest rate and bond yield. The carrying amounts of convertible bonds issued approximate their fair values.

Derivative financial instruments

The Company may utilize derivative financial instruments to mitigate the risk of fair value change of its investments in certain consolidated sponsored funds seeded for business development purposes. These derivative financial instruments are not designated as hedging instruments for accounting purposes. The Company does not use derivative financial instruments for speculative purposes. The Company may also acquire derivative financial instruments (i.e., warrants) during the course of its IPO distribution services. The Company records the derivative financial instruments in financial instrument held, at fair value or accrued expenses and other current liabilities on its consolidated balance sheets and measures these instruments at fair value. As of December 31, 2021 and 2022, the Company’s derivative financial instruments primarily consisted of stock index future contracts and warrants, the fair values of these derivative financial instruments were US$12,906 and nil reflected in financial instruments held at fair value in the Company’s consolidated balance sheets, respectively. For the years ended December 31, 2021 and 2022, the Company recognized nil and US$68,281 realized loss, as well as US$80,703 and US$12,906 unrealized loss in other income in the Company’s consolidated statements of comprehensive income (loss), respectively.

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

As of December 31, 2021 and 2022, TradeUP Securities, the Company’s broker-dealer subsidiary located in the USA, had a cash of US$433,540,023 and US$777,387,205 segregated for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act.

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

Besides, the Group’s New Zealand subsidiaries offered two housing loans with collateral of properties in 2022. The housing loans are one year fixed interest rate loans with mortgages on the applicable properties. Interests are accrued and repaid monthly and the principal amounts are repaid upon maturity. The outstanding balance of the housing loans was US$2.4 million as of December 31, 2022. The Group’s allowance for housing loans represents management’s estimate of expected credit losses over the remaining expected life of such loans that measured at amortized cost. Changes in the allowance are recorded in the provision for credit losses on the Group’s consolidated statements of comprehensive income (loss). The Group applied a discounted cash flow (DCF) method to determine the allowance. The DCF method was based on relevant information about past events, current conditions and reasonable and supportable forecasts that affect the collectability of the loans.

For the years ended December 31, 2020, 2021 and 2022, US$91,788, US$426,953 and US$302,634 of allowance for doubtful accounts were recorded.

The table below presents the movement of allowance for doubtful accounts from customers for the year ended December 31, 2021 and 2022.

	2021	2022
	US$	US$
Balance as of January 1,	91,788	518,741
Additional	426,953	302,634
Write-off	—	(124,867)
Balance as of December 31,	518,741	696,508

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

Intangible assets mainly consist of the brokerage’s license in USA, New Zealand, Hong Kong, Australia and United Kingdom acquired by the Company, which are recognized as intangible assets with indefinite life, and it should not be amortized until its useful life is determined to be no longer indefinite. An intangible asset that is not subject to amortization is tested for impairment at least annually or if events or changes in circumstances indicate that the asset might be impaired.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Goodwill (Continued)

The Group first assesses relevant events and circumstances to determine whether it is necessary to perform the two-step goodwill impairment test. If, after assessing the totality of events or circumstances such as those described in the preceding paragraph, the Group determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then the first and second steps of the goodwill impairment test are unnecessary. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit is greater than zero and its fair value exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. The Group concluded that the estimated fair value of the reporting unit substantially exceeded the underlying carrying value as of December 31, 2021 and 2022. No impairment charge was recognized for the years ended December 31, 2020, 2021 and 2022.

Lease

The Group leases offices and other facilities in different cities in the PRC, New Zealand, Singapore, USA and other countries. The Group determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on its consolidated balance sheets at the lease commencement. The Group measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Group estimates its respective incremental borrowing rate for each jurisdiction based on their analysis of publicly traded debt securities of companies with credit and financial profiles similar to its own. The Group measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing operating lease expense when the lessor makes the underlying asset available to the Group. The Group’s leases have remaining lease terms of up to six years, some of which include options to extend the leases for an additional period which has to be agreed with the lessors based on mutual negotiation. After considering the factors that create an economic incentive, the Group did not include renewal option periods in the lease term for which it is not reasonably certain to exercise.

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

(a)
Equity securities without readily determinable fair values

For investments in equity securities without readily determinable fair values, the Group elects to use the measurement alternative defined as cost, less impairment, adjusted by observable price change. The Group reviews its equity securities without readily determinable fair values investments for impairment at each reporting period by performing a qualitative assessment considering impairment indicators. The Group recorded nil, US$600,000 and nil impairment loss on its equity securities without readily determinable fair values during the years ended December 31, 2020, 2021 and 2022.

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

The Group reviews its investments for other than temporary impairment based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its investments. If the cost of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, the Group’s intent and ability to hold the investment, and the financial condition and near term prospects of the investees. The Group recorded US$150,978, nil and US$472,605 impairment losses on its available‑for‑sale securities during the years ended December 31, 2020, 2021 and 2022, respectively.

(c)
Equity method investment

In accordance with ASC 323 Investment – Equity Method and Joint Ventures, the Group accounts for an equity method investment over which it has significant influence but does not own a majority of the equity interest or otherwise controls and the investments are either common stock or in substance common stock using the equity method. The Group’s share of the investee’s profit and loss is recognized in the consolidated statements comprehensive income (loss) of the period.

An impairment loss on the equity method investments is recognized in the consolidated statements of comprehensive income (loss) when the decline in value is determined to be other-than-temporary. The Group recorded nil, nil and US$175,000 impairment losses on its equity method investment during the years ended December 31, 2020, 2021 and 2022.

Convertible Bonds

Before January 1, 2022, the Group determine the appropriate accounting treatment of the 2021 Series A1 Note in accordance with the terms in relation to the cash conversion feature. As the conversion option may be settled entirely or partially in cash at the Company’s option, the Company separated the 2021 Series A1 Note into liability and equity components in accordance with ASC Subtopic 470-20, Debt with Conversion and Other Options.

On January 1, 2022, the Group adopted ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity using modified-retrospective transition approach. Pursuant to ASU 2020-06, for the 2021 Series A1 Note, conversion options that were previously bifurcated and recorded in equity was recombined as a single instrument classified as a liability from January 1,2022. The Company adopted the modified retrospective method, and the change was recorded in the consolidated statements of changes in shareholders' equity. Please refer to Note 9 for disclosure of convertible bond payable.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition (Continued)

Nature of Services (Continued)

iv)
Other revenues consist of the revenue arising from initial public offering (“IPO”) distribution service, currency exchange service and others. Revenue from the IPO distribution service is derived from IPO underwriting and new share subscription services in relation to IPOs in the USA and Hong Kong capital market. IPO distribution revenue are generally recognized when the services are completed. The related revenue from IPO distribution services amounted at US$13,760,209, US$12,565,574 and US$8,185,595 for the years ended December 31, 2020, 2021 and 2022. Revenue from currency exchange service is charged to the Group’s clients for providing currency exchange service, which was recorded upon the time when the services are rendered to customers. The related revenue from currency exchange service amounted at US$2,530,145, US$12,607,089 and US$6,904,233 for the years ended December 31, 2020, 2021 and 2022. The Group also provides promotional and advertisement service and financial advisory service under the contracts with customers, which are recorded over the period of service provided.

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

Research and development expenses

Research and development expenses primarily consist of salaries and employee benefits, rental and depreciation expenses related to the development of the Group’s proprietary trading platform, back-end technology and customer relationship management system. For the years ended December 31, 2020, 2021 and 2022, US$22,507,376, US$47,769,773 and US$60,146,506 of research and development costs have been expensed as incurred as the costs qualifying for capitalization have been insignificant.

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

The Group accounts for uncertainty in income taxes by recording an unrecognized tax benefit resulting from tax positions taken or expected to be taken in a tax return. The financial statement effects of tax positions are recognized when the Group believes that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. A tax position that meets the more likely than not recognition threshold is measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement. The Group presents interest and penalties, if any, related to income taxes in income tax expense.

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

Treasury stock

The Group accounted for those shares repurchased as treasury stock at cost, Treasury stock, and is shown separately in the shareholders’ equity as the Company has not yet decided on the ultimate disposition of those shares acquired. When the Company decides to cancel the treasury stock, the difference between the original issuance price and the repurchase price is debited into additional paid-in capital. Refer to Note 15 for details.

Non‑controlling interests

For the Company’s consolidated subsidiaries, VIEs and the VIEs’ subsidiaries, non‑controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. Non‑controlling interests are classified as a separate line item in the equity section of the Group’s consolidated balance sheets and have been separately disclosed in the Group’s consolidated statements of comprehensive income (loss) to distinguish the interests from that of the Company.

Redeemable non-controlling interests

Redeemable non-controlling interests represent preferred shares financing by a consolidated VIE’s subsidiary of the Group from preferred shareholders. As the preferred shares could be redeemed by such shareholders upon the occurrence of certain events that are not solely within the control of the Group, these preferred shares are accounted for as redeemable non-controlling interests. The Group accounts for the changes in accretion to the redemption value in accordance with ASC topic 480, Distinguishing Liabilities from Equity and recorded accretions on the preferred shares to the redemption value from the issuance dates to the earliest redemption dates.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign currencies

The reporting currency of the Company is the US$. The Company and the Company’s subsidiaries with operations in the PRC, Hong Kong, New Zealand, Singapore, Australia, the United States and other jurisdictions use their respective local currencies as their functional currencies except for TBNZ which changed the functional currency from local currency to US$. The financial statements of the Company’s subsidiaries, other than the subsidiaries with functional currency in US$, are translated into US$ using the exchange rate as of the balance sheet date for assets and liabilities and the average daily exchange rate for each month for income and expense items. Translation gains and losses are recorded as a separate component of other comprehensive income (loss) in the consolidated statements of change in equity and consolidated statements of comprehensive income (loss).

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

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents denominated in RMB amounted to US$5,972,337, US$1,606,471 and US$46,426,074 as of December 31, 2020, 2021 and 2022, respectively.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of credit risk

The Group’s exposure to credit risk associated with its trading and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and exposure is monitored in light of changing counterparty and market conditions. As of December 31, 2021 and 2022, the Group did not have any material concentrations of credit risk outside the ordinary course of business.

Concentration of revenue

There is no customer accounting for 10% or more of total revenues for the years ended December 31, 2020, 2021 and 2022, respectively.

Concentration of supplier

The Group relies on third parties for the execution and clearing of trade requests made by customers. In instances where these parties fail to perform their obligations, the Group may be temporarily unable to find alternative suppliers to satisfactorily deliver services to its customers in a timely manner, if at all.

For the years ended December 31, 2020, 2021 and 2022, 74.8%, 57.4% and 24.3% of its total net revenues were executed and cleared by one supplier.

Current Expected Credit Losses

On January 1, 2020, the Group adopted FASB ASC Topic 326 – Financial Instruments – Credit Losses (“ASC Topic 326”) which replaces the incurred loss methodology with the current expected credit loss (“CECL”) methodology. The new guidance applies to financial assets measured at amortized cost, held-to-maturity debt securities and off-balance sheet credit exposures. For on-balance sheet assets, an allowance must be recognized at the origination or purchase of in-scope assets and represents the expected credit losses over the contractual life of those assets. Expected credit losses on off-balance sheet credit exposures must be estimated over the contractual period the Group is exposed to credit risk as a result of a present obligation to extend credit.

The Group adopted ASC Topic 326 using the modified retrospective approach for all in-scope assets, which did not result in an adjustment to the opening balance in retained earnings. The impact to the current period is not material since the Group’s in-scope assets are primarily subject to collateral maintenance provisions, such as margin loans extended to consolidated accounts customers by the Group for which the Company elected to apply the practical expedient of reporting the difference between the fair value of collateral and the amortized cost for the in-scope assets as the allowance for current expected credit losses. The Group applied a discounted cash flow (DCF) method to determine the allowance for the New Zealand housing loans. The DCF method was based on relevant information about past events, current conditions and reasonable and supportable forecasts that affect the collectability of the loans.

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

On October 26, 2021 (the “Acquisition Date”), the Group acquired the remaining 70% equity interest in Ocean Joy for cash consideration of US$1,079,830 (HK$8,400,000). In addition to the cash consideration, there was also US$1,426,919 (HK$11,100,000) receivables from Ocean Joy that was settled as a pre-existing relationship on acquisition. The additional 70% equity interest purchase was accounted for as a step acquisition whereby the Group remeasured the fair value of its previously held equity interests in Ocean Joy on the Acquisition Date. The fair value of the equity interest in Ocean Joy held by the Group immediately before the step acquisition date was US$462,784 (HK$3,600,000) and the resulting gain was US$77,593. Following the completion of the transaction, the Group held a total of 100% equity interest in Ocean Joy, and Ocean Joy became a consolidated subsidiary of the Group.

The acquisition was recorded using the acquisition method of accounting. Accordingly, the acquired assets and liabilities were recorded at their fair value at the date of acquisition. The tangible and intangible assets valuation disclosed below was based on a valuation analysis prepared by the management with the assistance from an independent third-party appraiser. In order to value the intangible asset, Multi-Period Excess Earnings Method (“MPEEM”), a method of discount cash flow, was used. The MPEEM requires significant judgment and estimates by the management on future earnings as well as the economic useful life, taking into account certain factors including the appropriate discount rate. The consolidated financial performance of Ocean Joy and its sole subsidiary Tiger Broker HK since the Acquisition Date to December 31, 2021 constituted less than 0.1% of revenue of the Group’s consolidated financial performance for the year ended December 31, 2021, and the total consolidated assets of Ocean Joy and its sole subsidiary Tiger Broker HK accounted for less than 2.2% of that of the Group as of December 31, 2021.

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

The assets and liabilities recognized as of the acquisition are as follows:

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

The results of operations attributable to Ocean Joy are included in the consolidated statement of operations of the Group since October 26, 2021, which included net revenue of US$213,895 and net loss of US$73,273 generated from the acquisition date to December 31, 2021.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. The new amendments are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. The Group do not expect the adoption to have a material impact on the consolidated financial statements.

In June 2022, the FASB issued ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The amendments in this update clarify the guidance in Topic 820 when measuring the fair value of an equity security subject to contractual sale restrictions and introduce new disclosure requirements related to such equity securities. The amendments are effective for fiscal years beginning after December 15, 2023, with early adoption permitted. The Group do not expect the adoption to have a material impact on the consolidated financial statements.

3.
PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other currents assets consisted of the following:

	As of December 31,
	2021	2022
	US$	US$
IPO distribution service and promotional and advertisement service receivables	3,588,851	2,518,877
Prepaid data and IT service expenses	2,226,216	1,810,778
Advances to employees	1,458,582	1,756,262
Wealth management service fees receivables	727,209	1,694,339
Prepaid income taxes	1,978,308	1,547,355
Prepaid marketing expenses	1,073,965	805,230
Rental and other deposits	1,885,272	784,871
Prepaid professional service fees	1,225,020	740,171
Input VAT receivables	529,985	289,560
Interest receivables from term deposits	117,392	45,172
Others	1,240,823	970,760
Total	16,051,623	12,963,375

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

4.
PROPERTY, EQUIPMENT AND INTANGIBLE ASSETS, NET

Property, equipment and intangible assets, net, consisted of the following:

	As of December 31,
	2021	2022
	US$	US$
Electronic Equipment	6,292,614	6,897,897
Office Equipment	391,223	798,279
Leasehold improvement	752,194	1,748,345
Software	367,853	1,346,872
Less: accumulated depreciation	(2,661,241)	(4,481,910)
Property and equipment, net	5,142,643	6,309,483
Licenses	8,677,136	10,004,563
Trademark	128,281	118,524
Trading right	128,212	128,180
Less: accumulated amortization	(44,620)	(56,685)
Intangible assets, net	8,889,009	10,194,582
Total	14,031,652	16,504,065

Depreciation and amortization expenses for the years ended December 31, 2020, 2021 and 2022 were US$928,414, US$1,338,968 and US$2,749,144, respectively.

The estimated amortization expenses for the above intangible assets for future years are as follows:

Years ending December 31,	Amortization for Intangible Assets
US$
2023	15,460
2024	15,460
2025	15,460
2026	15,460
Total	61,840

5.
GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2021 and 2022 are as follows:

	For the years ended,
	2021	2022
	US$	US$
Balance at the beginning of year	2,421,403	2,492,668
Increase in goodwill related to acquisitions during the year (Note 2)	71,265	—
Impairment loss	—	—
Balance at the end of year	2,492,668	2,492,668

As of December 31, 2021 and 2022, there had not been any accumulated goodwill impairment provided.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

6.
LONG‑TERM INVESTMENTS

Equity securities without readily determinable fair value

The Group had the following equity securities without readily determinable fair value:

	As of December 31,
	2021	2022
	US$	US$
TradeUP Acquisition Corp.(“UPTDU”) (a)	445,400	314,700
Fortune Rise Acquisition Corporation (“FRLAU”) (b)	201,248	200,237
Shenzhen Guru Club Information Technology Group Co., LTD. (“Guru”) (c)	1,569,218	1,449,864
Shanghai Realize Investment Consulting Co., Ltd. (“Realize”) (d)	941,531	869,918
Shanghai Yisong Consulting Management Co., LTD (“Yisong”) (e)	407,997	376,965
Feutune Light Acquisition Corporation (“FLFVU”) (f)	—	200,000
Total	3,565,394	3,411,684

(a)
UPTDU is a NASDAQ listed blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. In February and July 2021, the Group respectively acquired 230,000 founder shares (8,500 of which was forfeited in September 2021) and 44,040 private shares issued by UPTDU for a total purchase consideration of US$445,400. In March 2022, The Group respectively transferred 110,750 and 6,000 founder shares to sponsor and independent directors, and 31,220 private shares to sponsor. The founder shares and private shares are each subject to transfer restrictions pursuant to lock-up provisions. At the end of 2022, the shares owned by the Group took up 2.32% equity interests of UPTDU with no significant impacts. No observable price change has been identified and no fair value change was recorded for the year ended December 31, 2021 and 2022.
(b)
FRLAU is a NASDAQ listed blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. In November 2021, the Group acquired 122,000 founder shares, 20,000 private shares and 60,000 representative shares issued by FRLAU for a total purchase consideration of US$201,248. After the sale of 98,800 founder shares in December 2022, the Group held 0.80% equity interests of FRLAU with no significant impacts. The founder shares, private shares and representative shares are each subject to transfer restrictions pursuant to lock-up provisions. No observable price change has been identified and no fair value change was recorded for the year ended December 31, 2021 and 2022.
(c)
In October 2017, the Group acquired 1.0% equity interests of Guru with no significant impacts, formerly known as Tibet Gelonghui Information Technology Co., LTD., for a purchase consideration of US$1,536,972 (RMB10,000,000). Guru is principally engaged in information technology development, technical consultation and technical services. No observable price change has been identified and no fair value change was recorded for the years ended December 31, 2021 and 2022. The change of balance was foreign exchange difference.
(d)
In August 2021, the Group acquired 1.5% equity interests of Realize for a purchase consideration of US$926,183 (RMB6,000,000). Realize is principally engaged in ESOP advisory and management services. No observable price change has been identified and no fair value change was recorded for the years ended December 31, 2021 and 2022. The change of balance was foreign exchange difference.
(e)
In April 2021, the Group acquired 5% equity interests of Yisong for a purchase consideration of US$400,962 (RMB2,600,000). Yisong is principally engaged in consulting and financial advisory services. No observable price change has been identified and no fair value change was recorded for the year ended December 31, 2021 and 2022. The change of balance was foreign exchange difference.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

6.
LONG‑TERM INVESTMENTS (Continued)

Equity securities without readily determinable fair value (Continued)

(f)
FLFVU is a NASDAQ listed blank check company formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. In June 2022, the Group acquired 20,000 private shares and 60,000 representative shares issued by FLFVU for a total purchase consideration of US$200,000, which accounted for 0.63% equity interests of FLFVU with no significant impacts. The representative shares are identical to the public shares except that the representative has agreed not to transfer, assign or sell any such representative shares until the completion of initial business combination. No observable price change has been identified and no fair value change was recorded for the year ended December 31, 2022.

Available‑for‑sale securities

The Group had the following available‑for‑sale securities:

	As of December 31,
	2021	2022
	US$	US$
Beijing Yingxin Network Technology Co., LTD (“Yingxin”) (g)	823,165	—
Alphalion Technology Holding Limited (“Alphalion”) (h)	5,019,718	4,516,815
Total	5,842,883	4,516,815

(g)
In September 2017, the Group acquired 2.91% equity interests of Yingxin for a purchase consideration of US$461,092 (RMB3,000,000). Yingxin is principally engaged in IT services, including systems, data or maintenance. The investment was classified as available-for-sale securities as the Group determined that the preferred shares were debt securities due to the redemption option available to the investor and measured the investment subsequently at fair value. For the year ended December 31, 2022, due to the deterioration of the operating conditions of Yingxin, the Group had made full provision of US$472,605 for the impairment of this investment and reversed US$350,560 of fair value gains in other comprehensive income.
(h)
In February 2019, the Group entered into a series of agreements to covert its short-term interest-free loans to Alphalion Technology Holding Limited and its affiliates amounted at US$3,060,113 into 25% equity interest of Alphalion (Note 16). Alphalion is principally engaged in IT services, including software maintenance, application service and data processing. The investment was classified as available-for-sale securities as the Group determined that the preferred shares were debt securities due to the redemption option available to investors and measured the investment subsequently at fair value. US$1,899,605 gains and US$502,903 losses of fair value was recorded for the years ended December 31,2021 and 2022.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

6.
LONG‑TERM INVESTMENTS (Continued)

Equity method investments:

The Group had the following Equity method investments:

	As of December 31,
	2021	2022
	US$	US$
TradeUP Global Sponsor LLC (“Global Sponsor”) (i)	369,567	—
Others (j)	—	—
Total	369,567	—

(i)
In April 2021, the Group acquired 20% equity interests of Global Sponsor for a purchase consideration of US$454,560. Global Sponsor is the sponsor to TradeUP Global Corporation, a NASDAQ listed blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. The Group accounted for the investment using equity method accounting because the Group does not control the investee but has the ability to exercise significant influence over the operating and financial policies of the investee. For the year ended December 31, 2021, the Group recorded an investment loss of US$84,993. In April 2022, TradeUP Global Corporation completed the business combination with SAITECH Limited, an energy-saving bitcoin mining operator and a clean-tech company that integrates bitcoin mining, heating and power industries, and the ticker symbol was renamed “SAI”. After the business combination, the Group does not have ability to exercise significant influence over the operating and financial policies of the investee due to the resignation of the director assigned by the Group, as such the Group recognized the investment as financial instruments held, at fair value.
(j)
In June 2022, the Group made an equity investment with a consideration of US$175,000, which was accounted for using equity method accounting because the Group does not control the investee but has the ability to exercise significant influence over the operating and financial policies of the investee. For the year ended December 31, 2022, due to the deterioration of the operating conditions, the Group had made full provision of US$175,000 for the impairment of this investment on December 31, 2022.
7.
ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2021	2022
	US$	US$
Accrued payroll and welfare	14,760,788	15,761,463
Income and non-income-based taxes payables	7,156,828	9,389,054
Accrued marketing expenses	3,748,010	4,182,606
Accrued professional expenses	1,749,229	2,445,075
Advanced from customers	1,748,167	1,904,019
Accrued data and IT service expenses	1,443,897	1,467,007
Amounts due to employees for sale of their shares exercised under the share incentive plan	1,131,614	1,368,771
Others	2,007,644	1,259,754
Total	33,746,177	37,777,749

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

8.
INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Group is not subject to tax on its income or capital gains.

PRC

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. In addition, the EIT Law and its implementing rules permit qualified “High and New Technologies Enterprise” (the “HNTE”) to enjoy a reduced 15% EIT rate. Beijing U-Tiger Business began to qualify as an HNTE under the EIT Law in 2017, subject to the tax rate of 15% with a valid period of three years starting from December 2017 and obtained a new certificate on December 2, 2020, subject to the tax rate of 15% with a valid period of three years, which ended on December 31, 2022. Beijing Yixin and Beijing U-Tiger Network were qualified as HNTE under the EIT Law on October 25, 2021 and December 17, 2021, respectively, subject to the tax rate of 15% with a valid period of three years, ending on December 31, 2023. Hangzhou U-Tiger, Guangzhou U Tiger and Beijing Xiangshang were qualified as HNTE under the EIT Law on December 24, 2022, December 22, 2022 and December 30, 2022, respectively, subject to the tax rate of 15% with a valid period of three years, ending on December 31, 2024. The Group’s other subsidiaries are subject to income tax rate of 25%, according to EIT Law.

New Zealand

The Group’s subsidiaries, TBNZ and TFNZ are located in New Zealand and are subject to an income tax rate of 28% for taxable income earned in New Zealand.

Hong Kong

The Group’s subsidiaries, Up International, Tiger Technology, Tiger Brokers HK, Kastle limited and Tung Chi, are located in Hong Kong and are subject to a profits tax rate of 8.25% on assessable profits up to HK$2,000,000 and 16.5% on any part of assessable profits over HK$2,000,000.

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

Australia

The Group’s subsidiaries, TBAU and Tiger Services AU, are located in Australia and are subject to an income tax rate of 27.5% for taxable income earned in Australia.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

8.
INCOME TAXES (Continued)

The components of income before income taxes are as follows:

	For the years ended December 31,
	2020	2021	2022
	US$	US$	US$
The Cayman Islands	(1,302,817)	2,442,082	(2,399,651)
PRC	20,551,832	21,320,470	9,105,225
Other	2,780,777	(4,708,080)	(4,673,789)
Total income before income taxes	22,029,792	19,054,472	2,031,785

The current and deferred portions of income tax expense, all of which was incurred outside the Cayman Islands, included in the consolidated statements of comprehensive income (loss) were as follows:

	For the years ended December 31,
	2020	2021	2022
	US$	US$	US$
Current tax expense	(1,077,877)	(5,026,081)	(5,552,745)
Deferred tax (expense) benefit	(1,772,670)	662,310	1,264,080
Income tax expense	(2,850,547)	(4,363,771)	(4,288,665)

The related enterprise income tax law also imposes a withholding income tax on dividends distributed by a foreign investment enterprise ("FIE") to its immediate holding company outside of the PRC. According to the arrangement between Chinese mainland and HKSAR, dividends paid by an FIE in Chinese mainland to its immediate holding company in HKSAR will be subject to withholding tax at a rate of no more than 5%. Dividends paid from US sources to foreign corporations where the parent company of the US companies is incorporated are subject to US withholding tax at a rate of 30%. Cash dividends paid by a New Zealand incorporated company is subject to 5% withholding under the New Zealand-Singapore Double Tax Agreement.

The Company does not intend to have any of its subsidiaries located in jurisdictions that would assess a tax on a distribution distribute any accumulated earnings in the foreseeable future, but rather expects that such profits will be indefinitely reinvested by such subsidiaries for their respective local operations. Accordingly, no liability for withholding tax was recorded as of December 31, 2021 and 2022. Undistributed earnings of such subsidiaries amounted to US$57.9 million and US$84.1 million and the unrecognized deferred tax liability related to such earnings amounted to US$4.5 million and US$5.5 million as of December 31, 2021 and December 31, 2022, respectively.

The Group’s subsidiaries and consolidated VIEs located in the PRC, HKSAR, New Zealand, the USA, Singapore and other jurisdictions are open to tax examination for the period from its inception until the year ended December 31, 2022.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

8.
INCOME TAXES (Continued)

The significant components of the Group’s deferred tax assets and liabilities were as follows:

	As of December 31,
	2021	2022
	US$	US$
Deferred tax assets
Accrued expenses	64,103	415,472
Allowance for doubtful accounts	142,385	242,233
Long-term investments	39,230	144,986
Advertising expense carryforwards	1,081,850	973,640
Net operating loss carryforwards	15,101,309	19,642,694
Withholding tax credit carryforwards	1,161,221	1,072,899
Financial instruments held, at fair value	—	184,822
Share-based compensation	—	1,666,221
Lease liabilities	1,511,324	2,767,408
Total deferred tax assets	19,101,422	27,110,375
Less: valuation allowance	5,224,095	11,307,489
Deferred tax assets, net of valuation allowance	13,877,327	15,802,886

Deferred tax liabilities
Right-of-use assets	1,511,324	2,661,362
Long term investments	88,098	—
Intangible assets	1,535,965	1,788,555
Financial instruments held, at fair value	19,545	290,445
Total deferred tax liabilities	3,154,932	4,740,362

Deferred tax assets, net	12,258,360	13,122,272
Deferred tax liabilities, net	1,535,965	2,059,748

The movement of the valuation allowance is as follows:

	For the years ended December 31,
	2020	2021	2022
	US$	US$	US$
Balance at the beginning of the year	4,888,240	4,000,159	5,224,095
Additions of valuation allowance	1,775,887	2,814,445	7,192,373
Reversals of valuation allowance	(2,802,174)	(1,628,176)	(858,222)
Foreign currency translation adjustment	138,206	37,667	(250,757)
Net change in the valuation allowance	(888,081)	1,223,936	6,083,394
Balance at the end of the year	4,000,159	5,224,095	11,307,489

As of December 31, 2021 and 2022, the Group had net operating loss carryforwards of US$83,597,429 and US$118,085,461, respectively.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

8.
INCOME TAXES (Continued)

The expiration status of net operating loss carryforwards as of December 31, 2022 is listed below.

Expiration year	US$
2023	244,426
2024	2,161,757
2025	1,116,879
2026	6,855,681
2027 through 2032	66,783,576
Indefinitely	40,923,142

As of December 31, 2021 and 2022, the Group had advertising expenses carryforwards of US$4,598,999 and US$3,894,561, respectively, which can be carried forward indefinitely.

As of December 31, 2021 and 2022, the Group had withholding tax credit carryforwards of US$1,161,221 and US$1,072,899, respectively, Among the withholding tax credit carryforwards as of December 31, 2022, US$931,198 will expire by 2025 while US$141,701 will expire in 2026.

Management assessed the positive and negative evidence in certain entities in the PRC, Hong Kong, United States, New Zealand and Singapore, and estimated they will have sufficient future taxable income to utilize the existing deferred tax assets. Significant objective positive evidence included the significant growth in customer trading activities in the New Zealand entities where net operating loss carryforwards could be carried forward indefinitely, net operating loss carryforwards in the United States generated after 2017 can be carried forward indefinitely, and net operating loss carryforwards in Singapore can be carried forward indefinitely. Net operating loss carryforwards can be carried forward 5 years in PRC except for a PRC entity qualified as “HNTE” which can be carried forward 10 years. Net operating loss carryforwards can be carried forward indefinitely in Hong Kong. The Group has concluded that deferred tax asset recognized for certain entities in the PRC, Hong Kong, United States, New Zealand and Singapore is more likely than not to be realized.

A valuation allowance is provided against deferred tax assets when the Group determines that it is more-likely-than-not that the deferred tax assets will not be realized in the future. The Group considers positive and negative evidence on each individual subsidiary basis to determine whether some portion or all of the deferred tax assets will be more-likely-than-not realized.

The realizability of deferred tax assets requires significant judgment associated with evaluation of past and projected financial performance which incorporates projections of future taxable income, including forecasted revenues and expenses, by tax-paying component. In assessing the realizability of deferred tax assets, management considered the future taxable earnings which consists of forecasted revenue, operating cost and expenses, and the expected timing of the reversal of temporary differences. As of December 31, 2021 and 2022, valuation allowances of US$4,614,648 and US$8,880,258, respectively, were provided for net operating loss carryforwards which totaled US$27,152,139 and US$41,936,518, while the remaining net operating loss carryforwards of US$56,445,290 and US$76,148,943 is expected to be utilized prior to expiration considering future taxable income for respective tax-paying component. Deferred tax assets related to net operating loss carryforwards of US$4,443,670 without a valuation allowance were generated in 2022. Due to changes in judgment about the realizability of deferred tax assets in 2022, valuation allowance increases of US$3,901,147 and decreases of US$339,397 were recorded in 2022. The Group realized a benefit of utilizing DTAs of US$510,807 in 2022 that were offset with a valuation allowance at the beginning of the year. To the extent that actual experience deviates from the assumptions, the projections would be affected and hence management’s assessment of realizability of deferred tax assets may change.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

8.
INCOME TAXES (Continued)

Reconciliations between the income tax expense computed by applying the PRC statutory income tax rate, the jurisdiction of tax domicile of a significant portion of our business, to income before income taxes and the reported income tax expense were as follows:

	For the years ended December 31,
	2020	2021	2022
	US$	US$	US$
Income before income taxes	22,029,792	19,054,472	2,031,785
PRC statutory tax rate	25%	25%	25%
Income tax at statutory income tax rate	(5,507,448)	(4,763,618)	(507,946)
Effect of income tax rate difference in other jurisdictions	773,402	(596,978)	(1,118,844)
Effect of preferential tax rates	(1,837,667)	2,345,990	999,270
Remeasurement of deferred taxes for tax rate change	—	(610,551)	(1,269,155)
Super deduction of research and development expense	3,607,755	4,476,114	4,725,220
Nondeductible expenses	(912,876)	(4,028,459)	(4,107,031)
Changes in valuation allowance	1,026,287	(1,186,269)	(6,334,151)
Excess tax benefits from share-based compensation	—	—	1,146,536
Remeasurement of share-based compensation tax attributes (Note)	—	—	2,177,436
Income tax expense	(2,850,547)	(4,363,771)	(4,288,665)

Note: This tax benefit of US$2.2 million was related to the expenses being allowed to be deducted on the tax filling for fiscal year 2021 and the recognition of a deferred tax asset for the cumulative compensation costs for share-based compensation awards outstanding as of January 1, 2022 as a result of developments during the year ended December 31, 2022.
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

On September 27 and 30, 2021, the Company and the Investors entered into an amendment agreement with a cash conversion feature added into the Agreement. Upon conversion, the Company will pay or deliver, as the case may be, cash, ADSs, or a combination of cash and ADSs, at the Company’s election. The Company accounted for the amendment as an extinguishment of the previous bonds. The changes in the fair value of the convertible bonds before and after the modification was recorded in other income in the consolidated statements of comprehensive income (loss) during 2021.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

9.
CONVERTIBLE BOND PAYABLE (Continued)

2021 Series A1 Note (Continued)

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

According to ASU 2020-06, for the 2021 Series A1 Note, conversion options that were previously bifurcated and recorded in equity, which was recombined as a single instrument classified as a liability from January 1,2022. The Company adopted the modified retrospective method and the change was recorded in the consolidated statements of changes in shareholders’ equity (deficit).

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

	As of December 31,
	2021	2022
	US$	US$
2021 Series A1 Note US$ 44,000,000 1.00% due to 2026	37,148,318	41,531,679
2021 Series A2 Note US$ 21,000,000 1.00% due to 2026	21,120,487	21,330,823
2021 Series B Note US$ 90,000,000 1.00% due to 2026	90,572,871	91,474,981
	148,841,676	154,337,483

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

In March 2022, 124,500,000 Class B ordinary shares were converted into Class A ordinary shares.

As of December 31, 2022, the Company had 2,221,403,067 Class A ordinary shares and 97,611,722 Class B ordinary shares issued and outstanding, respectively.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

11.
REDEEMABLE NON-CONTROLLING INTERESTS

On November 8, 2022, Beijing Xiangshang, one of the Company’s consolidated VIE’s subsidiaries, issued 31,875,000 Series Angel redeemable preferred shares (“Series Angel preferred shares”) to external investors for an aggregate cash consideration of US$4,397,462, and US$4,356,074 proceeds were received upon the issuance. As of December 31, 2022, the outstanding US$43,496 was recorded as subscriptions receivable from redeemable non-controlling interests in the consolidated balance sheets. The Series Angel preferred shares, which are redeemable by Beijing Xiangshang upon occurrence of certain events, are recorded as mezzanine equity in the consolidated balance sheets and consist of the following:

US$
Balance as of December 31, 2021	—
Issuance of redeemable preferred shares of VIE’s subsidiary	4,356,074
Accretion of redeemable non-controlling interests	61,870
Foreign currency translation adjustment	223,798
Balance as of December 31, 2022	4,641,742

The significant terms of the preferred shares issued by Beijing Xiangshang are as follows:

Voting rights

The holders of preferred shares and ordinary shares shall vote together based on their shareholding ratio.

Dividend rights

No dividend, whether in cash, in property or in shares of Beijing Xiangshang, shall be paid on any other shares, unless and until a preferential dividend in cash and/or share is, in advance, paid in full on each preferred share.

If Beijing Xiangshang decides to pay dividends, the preferred shares holders shall be entitled to receive non-cumulative dividends of 10% of the consideration that they paid for the equity interests. After receiving all non-cumulative dividends, the preferred shares holders shall be entitled to receive, on a pro rata basis, out of any funds legally available therefor, remaining undistributed dividends.

Liquidation Preference

In the event of liquidation, the preferred shares holder, shall be entitled to receive, prior to the holders of ordinary shares, the relevant amount.

In the event of insufficient funds available to pay in full the preference amount in respect of each preferred shares, the entire assets and funds of Beijing Xiangshang legally available for distribution to the holders of the preferred shares shall be distributed on a pro rata basis among the holders in proportion to issued price.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

11.
REDEEMABLE NON-CONTROLLING INTERESTS (Continued)

Redemption Rights

The holder of the Series Angel preferred shares may require that Beijing Xiangshang redeem any or all of the outstanding Series Angel preferred shares held by the holder with redemption price calculated on the agreed terms, if Beijing Xiangshang fails to complete a Qualified IPO before June 30, 2028, or under other pre-agreed redemption events.

The redemption price refers to the higher of the following:

(a) the result calculated by the following formula:

A*P* (1+10%^N) + B; (see Note below)

(b) the relevant value of the preferred shares to be redeemed which shall be determined by the audited net asset value of Beijing Xiangshang’s most recent quarter-end consolidated financial statements

Note: In the formula above, A refers to the shares to be redeemed; P refers to corresponding original purchase price per share; N refers to the result calculated by dividing the days from the date the issuance of preferred shares to the completion of the redemption by 365; B refers to the profits declared but yet to be distributed with respect to the preferred shares to be redeemed.

Accounting for redeemable non-controlling interests

Redeemable non-controlling interests represent preferred shares financing by a consolidated VIE’s subsidiary of the Group from preferred shareholders. As the preferred shares could be redeemed by such shareholders upon the occurrence of certain events that are not solely within the control of the Group, these preferred shares are accounted for as redeemable non-controlling interests. The Group accounts for the changes in accretion to the redemption value in accordance with ASC topic 480, Distinguishing Liabilities from Equity and recorded accretions on the preferred shares to the redemption value from the issuance dates to the earliest redemption dates.

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

The Group measured the fair value of its long-term available-for-sale securities using market approach and discounted cash flow approach and considered those as Level 3 measurement because the Group used unobservable inputs to determine their fair values. As of December 31, 2021 and 2022, recent transaction price was used of market approach and discounted cash flow approach. The unobservable inputs were discounts for lack of marketability for such market approach and discount rates for discounted cash flow approach as of December 31, 2021 and 2022. Significant increases or decreases in any of those inputs in isolation would result in a significant change in fair value measurement.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

12.
FAIR VALUE MEASUREMENT (Continued)

Measured at fair value on a recurring basis (Continued)

As of December 31, 2021 and 2022, information about inputs for the fair value measurements of the Group’s assets that were measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	As of December 31, 2022
	Quoted prices in active markets for identical instruments (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (level 3)	Total balance
	US$	US$	US$	US$
Financial instruments held, at fair value
Funds	2,140,551	—	2,861,868	5,002,419
Bonds	152,699,420	—	—	152,699,420
Stock	4,833,345	—	—	4,833,345
Long‑term available-for-sale securities	—	—	4,516,815	4,516,815
Total	159,673,316	—	7,378,683	167,051,999

	As of December 31, 2021
	Quoted prices in active markets for identical instruments (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (level 3)	Total balance
	US$	US$	US$	US$
Financial instruments held, at fair value
Funds	419,503	—	1,971,872	2,391,375
Stock	1,498,706	—	—	1,498,706
Derivative	—	12,906	—	12,906
Long‑term available-for-sale securities	—	—	5,842,883	5,842,883
Total	1,918,209	12,906	7,814,755	9,745,870

During the years ended December 31, 2021 and 2022, there were no transfers between level 1, level 2 and level 3 categories.

The movements of Level 3 fair value measurements for the years ended December 31, 2021 and 2022 are as follows:

US$
As of January 1, 2021	3,924,051
Additions during the year	1,000,000
Net unrealized gains	2,871,477
Foreign currency translation adjustment	19,227
As of December 31, 2021	7,814,755
Additions during the year	1,000,000
Net unrealized loss	(967,157)
Impairment loss	(472,605)
Foreign currency translation adjustment	3,690
As of December 31, 2022	7,378,683

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

12.
FAIR VALUE MEASUREMENT (Continued)

Measured at fair value on a recurring basis (Continued)

For the year ended December 31, 2021, the unrealized gains included US$1,899,605 recognized in other comprehensive income (loss) in the consolidated statements of comprehensive income (loss), and US$971,872 recognized in other income in the consolidated statements of comprehensive income (loss). For the year ended December 31, 2022, the unrealized loss included US$857,153 recognized in other comprehensive income (loss) in the consolidated statements of comprehensive income (loss), and the unrealized loss US$110,004 recognized in other income in the consolidated statements of comprehensive income (loss).The Group recognized US$150,978, nil and US$472,605 impairment loss related to the long-term available-for-sale securities as an offset of other income for the years ended December 31, 2020, 2021 and 2022.

Measured at fair value on a non‑recurring basis

The Group measures the equity securities without readily determinable fair value at fair value on a nonrecurring basis whenever there is an impairment indicator or any changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The Group recognized US$600,000 and nil impairment loss related to the long-term equity securities without readily determinable fair value in other income for the years ended December 31, 2021 and 2022.

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

The Group measures goodwill at fair value on a nonrecurring basis and performs a goodwill impairment test annually or more often if event occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carry amount. The Group measured acquired intangible assets using the income approach‑discounted cash flow method when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The Group did not recognize any impairment loss related to other intangible assets arising from acquisitions during the years ended December 31, 2021 and 2022. The fair value of goodwill is determined using discounted cash flows, and an impairment loss will be recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The Group did not recognize any impairment loss related to goodwill during the years ended December 31, 2021 and 2022. Key inputs and parameters primarily for the above impairment assessment include significant judgment and estimates by the management on future earnings, and discount rate.

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

In September, 2021, 36,534,435 Class A ordinary shares issued under the evergreen plan were approved by the board of directors of the Company to increase the award pool under 2019 Plan from 62,429,305 shares to 98,963,740 shares.

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

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

13.
SHARE‑BASED COMPENSATION (Continued)

Share options (Continued)

As the terms permit the Company to purchase these share options at an amount that is equal to or less than the fair value, the Company evaluates the classification for each awards upon the occurrence of each employment termination. The termination of employees have been insignificant for all periods presented. As of December 31, 2021 and 2022, the share option award is classified as equity.

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

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

13.
SHARE‑BASED COMPENSATION (Continued)

Share options (Continued)

A summary of the Company’s share option activities for the years ended December 31, 2021 and 2022 is presented below:

	Number of share options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
		US$	Years	US$
Outstanding as of January 1, 2021	59,744,249	0.03005	7.50	29,829,248
Cancelled to grant RSUs	750,000	1.18530
Exercised	(15,767,275)	0.03322
Forfeited	(370,185)	0.04544
Outstanding as of December 31, 2021	44,356,789	0.04833	6.77	12,375,711
Exercised	(11,347,330)	0.02521
Forfeited	(4,578,263)	0.19802
Outstanding as of December 31, 2022	28,431,196	0.03046	5.82	7,335,391

The aggregate intrinsic value is calculated as the difference between the exercise price of the awards and the fair value of the underlying ordinary shares at each reporting date, for those awards that had exercise price below the estimated fair value of the relevant ordinary shares.

The Group recognized share-based compensation expenses relating to the share options of US$1,701,132, US$4,272,939 and US$1,238,963 for the years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2022, total unrecognized share-based compensation expenses relating to these share options was US$6,603,460. The expense is expected to be recognized over a weighted-average period of 3.7 years.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

13.
SHARE‑BASED COMPENSATION (Continued)

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

A summary of the Company’s RSU activities for the years ended December 31, 2021 and 2022 is presented below:

	Number of Units	Weighted-Average Grant-Date Fair Value
		US$
Unvested as of January 1, 2021	69,826,580	0.28
Granted	21,259,735	0.97
Exercised	(22,237,430)	0.34
Forfeited	(3,032,440)	0.34
Unvested as of December 31, 2021	65,816,445	0.48
Granted	48,542,120	0.27
Exercised	(25,568,598)	0.34
Forfeited	(9,262,221)	0.45
Unvested as of December 31, 2022	79,527,746	0.40

The Group recognized share-based compensation expenses relating to RSUs (including the expense upon modification) of US$4,353,480, US$9,097,438 and US$12,636,643 for the years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2022, total unrecognized share-based compensation expenses relating to these RSUs was US$27,887,529. The expense is expected to be recognized over a weighted average period of 1.9 years.

The Group recognized tax benefit relating to the share-based compensation expense of share options and RSUs of nil, nil and US$ 1,666,221 for the years ended December 31, 2020, 2021 and 2022, respectively.

Other Share Incentive Plan

In July 2022, Beijing Xiangshang granted share-based awards (“Xiangshang Plan”) to eligible employees and non-employees of Beijing Xiangshang and other employees within the Group. The Xiangshang Plan consists of share options and restricted shares. The estimated fair value of each option grant is estimated on the date of grant using the binominal option-pricing model. The weighted average grant date fair value of options granted for the year ended December 31, 2022 was RMB 0.0384 per share. For the year ended December 31, 2022, total share-based compensation expenses for the share options and restricted shares granted under Xiangshang Plan were US$338,235 (RMB2,325,260). As of December 31, 2022, there were US$363,169 (RMB2,504,852) of unrecognized share-based compensation expenses related to the share options and restricted shares granted. The expenses were expected to be recognized over a weighted-average period of 3.4 years.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

14.
NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per share for the following years:

	For the years ended December 31,
	2020	2021	2022
	US$	US$	US$
Numerator:
Net income (loss) attributable to ordinary shareholders of UP Fintech	16,064,793	14,690,701	(2,186,441)
Less:
The dilutive effect arising from the convertible bonds	—	2,900,645	—
Numerator for diluted net income (loss) per ordinary share	16,064,793	11,790,056	(2,186,441)
Denominator:
Weighted average shares used in calculating net income (loss) per ordinary share
Basic	2,117,904,025	2,205,186,257	2,295,154,791
Effect of dilutive securities:
Dilutive effect of share options	25,462,481	17,457,965	—
Dilutive effect of restricted shares units	18,865,819	32,613,976	—
Dilutive effect of convertible bonds	—	80,459,006	—
Denominator for diluted net income (loss) per ordinary share	2,162,232,325	2,335,717,204	2,295,154,791
Net income (loss) per ordinary share
Basic	0.01	0.01	(0.00)
Diluted	0.01	0.01	(0.00)

15.
TREASURY STOCK

On March 25, 2020, the Company’s Board of Directors approved a share repurchase program. Under the terms of the approved program (“Share Repurchase Program”), the Company may repurchase US$20 million worth of its outstanding ADSs from time to time for a period not to exceed twelve months. As of December 31, 2021 and 2022, the Company had repurchased an aggregate of 10,429,305 ordinary shares under the Share Repurchase Program in the open market, at an average price of US$3.13 per ADS, or US$0.21 per share for a total consideration of US$2.2 million.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

16.
RELATED PARTY BALANCES AND TRANSACTIONS

		As of December 31,
Name	Relationship with the Group	2021	2022
		US$	US$
Amounts due from related parties:
Alphalion Technology Holding Limited and its affiliates (“Alphalion Group”) (1)	Long-term available-for-sale investee	1,046,190	985,869
Individual directors and executive officers (2)	Directors or officers of the Group	1,901,681	3,783,606
Subtotal		2,947,871	4,769,475

Receivables from brokers, dealers, and clearing organizations:
Interactive Brokers LLC (3)	Under common control with a principal shareholder of the Company	804,639,024	—
Subtotal		804,639,024	—
(1)
The amount represents short-term, interest-free loans provided to Alphalion Group to facilitate its daily operational cash flow needs and prepaid IT service fee as of December 31, 2021 and 2022.
(2)
The Group provided brokerage services and margin loans to its individual directors and executive officers and their spouses during its ordinary courses of business. The amounts represent receivables from directors and executive officers of the Group as of December 31, 2021 and 2022, respectively.
(3)
The amount represents the Group’s customer deposit, revenue receivables and securities lending transactions from the Company’s trade execution partner and principal shareholder, Interactive Brokers. Due to the resignation of the director assigned by Interactive Brokers in March 2022, Interactive Brokers LLC was no longer considered a related party since then.

		As of December 31,
Name	Relationship with the Group	2021	2022
		US$	US$
Payables to brokers, dealers and clearing organizations-Related parties:
Interactive Brokers LLC (4)	Under common control with a principal shareholder of the Company	170,338,199	—
Subtotal		170,338,199	—

Amount due to related parties:
Individual directors and executive officers (5)	Directors or officers of the Group	2,039,287	461,704
Subtotal		2,039,287	461,704

Convertible bonds -Related parties:
Xiaomi Corporation and its affiliates (6)	Principal shareholder of the Company	25,330,766	—
Subtotal		25,330,766	—
(4)
The amount represents the Group’s margin and cash collaterals received from securities borrowing transactions for the Company’s trade execution partner and principal shareholder, Interactive Brokers. Due to the resignation of the director assigned by Interactive Brokers in March 2022, Interactive Brokers LLC was no longer considered a related party since then.
(5)
The amounts represent the cash account balance of directors and executive officers.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

16.
RELATED PARTY BALANCES AND TRANSACTIONS (Continued)
(6)
The amount represents the convertible bonds balance issued to Xiaomi Corporation and its affiliates. In January 2022, Xiaomi Corporation waived its right to participate in the financial and operational decision-making of the Company and was no longer considered a related party since then.

Transactions with related parties:

		For the years ended December 31,
Name	Relationship with the Group	2020	2021	2022
		US$	US$	US$
Xiaomi Corporation and its affiliates (7)	Principal shareholder of the Company	(397,590)	—	—
Alphalion Group (8)	Long-term available-for-sale investee	—	(94,333)	(135,117)
Fast Connection Limited (9)	Entity controlled by a principal shareholder of the Company	(700,000)	—	—
Ocean Joy and its subsidiary (10)	Equity method investee	16,173	28,350	—
Ocean Joy and its subsidiary (11)	Equity method investee	(51,446)	(686,576)	—
Interactive Brokers LLC (12)	Under common control with a principal shareholder of the Company	62,704,986	73,293,370	9,727,350
Interactive Brokers LLC (13)	Under common control with a principal shareholder of the Company	(7,099,254)	(16,823,850)	(1,751,505)
Individual directors and executive officers (14)	Directors or officers of the Group	79,949	138,661	147,662
Xiaomi Corporation and its affiliates (15)	Principal shareholder of the Company	—	2,860,123	—
Xiaomi Corporation and its affiliates (16)	Principal shareholder of the Company	—	(350,519)	—
(7)
The amounts represent the purchase of marketing services from Xiaomi Corporation and its affiliates for the years ended December 31, 2020, 2021 and 2022, respectively. In January 2022, Xiaomi Corporation waived its right to participate in the financial and operational decision-making of the Company and was no longer considered a related party since then.
(8)
The amounts represent the purchase of IT services from Alphalion Group for the years ended December 31, 2021 and 2022, respectively.
(9)
The amounts represent consulting fees paid to Fast Connection Limited for the years ended December 31, 2020. Due to the resignation of the director assigned by a principal shareholder of the Company who controls Fast Connection Limited in the beginning of 2021, Fast Connection Limited was no longer considered a related party in 2021 and 2022.
(10)
The amounts represent the commissions and interest income earned from Tiger Brokers HK for periods from June to December of 2020 and January to October of 2021 (before the completion of acquisition). In October 2021, the Company completed the acquisition of Ocean Joy.
(11)
The amounts represent the execution and clearing fees paid to Tiger Brokers HK for periods from June to December of 2020 and January to October of 2021 (before the completion of acquisition). In October 2021, the Company completed the acquisition of Ocean Joy.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

16.
RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

Transactions with related parties: (Continued)

(12)
The amounts represent the commissions, financing service fees, interest income and other revenues earned from Interactive Brokers for the years ended December 31,2020 and 2021, and the period from January to March of 2022, respectively, netting off interest expense incurred from margin, security borrowing and lending business. Due to the resignation of the director assigned by Interactive Brokers in March 2022, Interactive Brokers LLC was no longer considered a related party since then.
(13)
The amounts represent the execution and clearing fees paid to Interactive Brokers for the years ended December 31, 2020 and 2021, and the period from January to March of 2022, respectively. Due to the resignation of the director assigned by Interactive Brokers in March 2022, Interactive Brokers LLC was no longer considered a related party since then.
(14)
The amounts represent the commissions and interest income earned by providing brokerage services and margin loans to the individual directors and executive officers during its ordinary courses of business for the years ended December 31, 2020, 2021 and 2022, respectively.
(15)
The amount represents the changes in the fair value of the convertible bonds issued to Xiaomi Corporation and its affiliates during the year ended December 31, 2021 (Note 9). In January 2022, Xiaomi Corporation waived its right to participate in the financial and operational decision-making of the Company and was no longer considered a related party since then.
(16)
The amount represents the interest expense of the convertible bonds issued to Xiaomi Corporation and its affiliates accreted at an effective interest rate of 5.4% for the year ended December 31, 2021 (Note 9). In January 2022, Xiaomi Corporation waived its right to participate in the financial and operational decision-making of the Company and was no longer considered a related party since then.
17.
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

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

17.
COLLATERALIZED TRANSACTIONS (Continued)

The following table summarizes the amounts related to collateralized transactions as of December 31, 2021 and 2022:

	As of December 31,
	2021	2022
	US$	US$
Total client margin asset	1,759,500,650	3,317,028,071

Fulfillment of client margin financings	202,004,165	68,484,571
Fulfillment of client short sales	31,612,750	35,430,753
Securities lending to other brokers	392,897,973	923,830,433
Total collateral repledged	626,514,888	1,027,745,757

18.
Lease

Operating leases

The Group’s leases consist of operating leases for corporate offices, data centers, and other facilities. The Group determines if an arrangement is a lease at inception. Some lease agreements contain lease and non-lease components, which the Group choose to account for as separate components. The allocation of the consideration between the lease and the non-lease components is based on the relative stand-alone prices of lease components included in the lease contracts. As of December 31, 2022, the Group had no long-term leases that were classified as a financing lease. As of December 31, 2022 the operating leases that have not yet commenced is immaterial. The arrangements of remaining lease terms are one year to six years. Total lease expenses for the year ended December 31, 2021 and 2022 was US$4,138,401 and US$5,967,113, which were recorded in occupancy, depreciation and amortization on the consolidated statements of comprehensive income (loss). The Group classifies operating lease payments as cash outflows for operating activities in the statement of cash flows. The Group presents the reduction in the carrying amount of the right-of-use assets and the change in operating lease liabilities as two adjustments to net income and changes in net assets in the reconciliation of net income to net cash flows from operating activities.

The following table presents balances reported in the consolidated balance sheets related to the Group’s leases:

	For the years ended December 31,
	2021	2022
	US$	US$
Operating lease right-of-use assets	6,613,520	13,960,092
Operating lease liabilities	5,702,954	13,880,156

The following table presents operating lease expenses and short-term lease expenses reported in the consolidated statements of comprehensive income (loss) related to the Group’s leases:

	For the years ended December 31,
	2021	2022
	US$	US$
Operating lease expenses	3,881,251	5,608,890
Short-term lease expenses	257,150	358,223

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

18.
Lease (Continued)

Operating leases (Continued)

A summary of supplemental information related to operating leases as of December 31, 2022 is as follows:

	For the years ended December 31,
	2021	2022
	US$	US$
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used in operating leases	5,058,078	5,801,369
Non-cash right-of-use assets in exchange for new lease obligations:
Operating leases	4,058,759	12,918,892
Weighted average remaining lease term:
Operating leases	4 years	4 years
Weighted average discount rate:
Operating leases	5.5%	5.4%

The following is a maturity analysis of the annual undiscounted cash flows for the annual periods ended December 31:

2022
US$
Years ending December 31:
2023	6,065,338
2024	4,167,060
2025	1,863,865
2026	1,679,476
2027	1,080,461
2028 and after	328,965
Total undiscounted operating lease payments	15,185,165
Less: imputed interest	1,305,009
Present value of operating lease liabilities	13,880,156

The terms of the leases do not contain contingent rents.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

19.
COMMITMENTS AND CONTINGENCIES

Commitments

The Company did not have any significant capital or other commitments, long-term obligations, or guarantees as of December 31, 2022.

Contingencies

Anti-Money Laundering and Countering Financing of Terrorism (AML/CFT) Issue in New Zealand

In April 2020, the New Zealand Financial Markets Authority (“FMA”) had issued a formal public warning (the “Warning Letter”), which identified TBNZ’s potential violations of the AML/CFT Act 2009 (the “Act”) caused by historical control weaknesses. The FMA provided a list of remedial actions which TBNZ must complete to ensure compliance with the AML/CFT legislation. TBNZ, with the assistance of professional advisers, had completed all actions required in the Warning Letter by September 30, 2020, as confirmed by the FMA.

The investigation was resolved, on an agreed basis, by the imposition of a pecuniary penalty against TBNZ. According to the Warning Letter, the FMA reserves its right to pursue civil enforcement actions against TBNZ, including but not limited to civil penalties for any breach of the AML/CFT Act caused by historical control weaknesses. TBNZ and the FMA have agreed to a pecuniary penalty of NZD 900,000. The resolution requires formal proceedings to be filed in New Zealand High Court.

On 21 December 2022, civil pecuniary penalty proceedings were filed by the FMA for allegedly breaching the Act. No penalty is imposed against any individual representative of TBNZ. The court hearing was on 23 March 2023 with no formal legal judgments made by the court so far. The Group has made such provision of NZD 900,000 in the consolidated financial statements.

China Securities Regulatory Commission (“CSRC”) Notice

On December 30, 2022, China Securities Regulatory Commission (“CSRC”) issued a notice, or CSRC 1230 Notice, stating that the Group had been carried out cross-border securities business for Chinese mainland investors without approval from the CSRC, and such activities constitute illegal operation of securities business under the Securities Law of the PRC. The CSRC 1230 Notice set out two principal rectification requirements: (i) the Group should stop all incremental illegal operations in Chinese mainland, such as soliciting and developing any new Chinese mainland customers or opening new securities accounts for such customers; and (ii) the Group should properly handle the existing accounts held by Chinese mainland investors by allowing them to continue their transactions through such accounts. However, the Group is strictly prohibited from accepting any incremental funds that violate PRC foreign exchange regulations to such existing accounts.

On February 15, 2023, the CSRC published its official reply in response to the public attention on the CSRC 1230 Notice, emphasizing its core requirements of “prohibiting incremental illegal business effectively and solving existing issues properly” in relation to its supervision and regulation of our business operations in Chinese mainland.

As of the date of this report, the Group is in the process of co-operating with the related regulators to satisfy CSRC 1230 Notice and meet the rectification requirements set out under CSRC 1230 Notice. The impact of the above matter on the business operation of the Group is uncertain, and any disciplinary actions or punishment taken against the Group and/or their responsible officers may have a material and adverse impact on the Group’s operations and financial results. But the Group does not believe there is any substantial doubt on the use of going concern basis when preparing the consolidated financial statements.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

19.
COMMITMENTS AND CONTINGENCIES(Continued)

According to ASC 450-20-25-2, an estimated loss from a loss contingency shall be accrued when information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements, and the amount of loss can be reasonably estimated. The management has concluded that the conditions in paragraph 450-20-25-2 have not been met. As of December 31, 2021 and 2022, no provision has been made by the Group for the aforementioned potential loss contingency.

20.
REGULATORY REQUIREMENT

The Company’s broker-dealer subsidiaries, TradeUP Securities, US Tiger Securities, Tiger Brokers SG, Tiger Brokers HK, and TBAU are subject to capital requirements determined by its respective regulators.

TradeUP Securities and US Tiger Securities, the Company’s USA subsidiaries, are subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Exchange Act in the USA, which requires the maintenance of minimum net capital.

Tiger Brokers SG, the Company’s Singapore subsidiary, is subject to the Securities and Futures Regulations 2018 (Amendment) under Chapter 289 of Securities and Futures Act in Singapore, which requires the maintenance of minimum net capital.

Tiger Brokers HK, the Company’s Hong Kong subsidiary, is subject to Securities and Futures (Financial Resources) Rules and the Securities and Futures Ordinance, Tiger Brokers HK is required to maintain minimum paid-up share capital and liquid capital.

TBAU, the Company’s Australia subsidiary, is subject to s912A(1)(d) of the Corporations Act 2001 in Australia, which requires the maintenance of minimum net capital.

As of December 31, 2021 and 2022, all of the Company’s broker-dealer subsidiaries met applicable minimum net capital requirements. The tables below summaries the net capital, the capital requirement and the excess net capital for the Company’s broker-dealer subsidiaries as of December 31, 2021 and 2022:

	Net Capital	Requirement	Excess Net Capital
December 31, 2022	US$	US$	US$
TradeUP Securities	137,305,133	9,057,010	128,248,123
Tiger Brokers SG	110,726,224	17,181,893	93,544,331
Tiger Brokers HK	13,014,036	384,541	12,629,495
US Tiger Securities	8,705,756	250,000	8,455,756
TBAU	901,785	124,789	776,996
Total	270,652,934	26,998,233	243,654,701

	Net Capital	Requirement	Excess Net Capital
December 31, 2021	US$	US$	US$
TradeUP Securities	95,665,200	4,283,392	91,381,808
US Tiger Securities	10,429,009	250,000	10,179,009
Tiger Brokers SG	113,290,584	12,443,882	100,846,702
Tiger Brokers HK	14,569,722	384,635	14,185,087
Total	233,954,515	17,361,909	216,592,606

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

21.
EMPLOYEE BENEFIT PLAN

Full time PRC employees of the Group are eligible to participate in a government‑mandated multi‑employer defined contribution plan under which certain pension benefits, medical care, unemployment insurance and employee housing fund are provided to these employees. The PRC labor regulations require the Group to accrue for these benefits based on a percentage of each employee’s salary income. Total provisions for employee benefits were US$4,323,814, US$11,121,724 and US$12,607,769 for the years ended December 31, 2020, 2021 and 2022, respectively, reported as a component of salary and compensation expenses when incurred.
22.
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

For the year ended December 31, 2022, Hangzhou U-Tiger made appropriation to these statutory reserve funds of US$67,000 due to the profit position, which did not reach the maximum required amount of 50% of its registered capital.

For the year ended December 31, 2022, Beijing Yiyi made appropriation to these statutory reserve funds of US$280,624 due to the profit position, which did not reach the maximum required amount of 50% of its registered capital.

For the year ended December 31, 2020, 2021 and 2022, Beijing Yixin made appropriation to these statutory reserve funds of US$1,939,543, US$899,337 and US$2,261,115 respectively due to the profit position, which did not reach the maximum required amount of 50% of its registered capital.

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

The aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries in the Group not available for distribution were US$63,908,860 and US$79,982,109 as of December 31, 2021 and 2022, respectively.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars (“US$”), except for share, per share data, or otherwise noted)

23.
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

24.
SUBSEQUENT EVENT

The Group evaluated events subsequent to the balance sheet date of December 31, 2022 through the date of issuance of the consolidated financial statements. No material recordable or disclosable events or transactions occurred.