Form 20-F
period 2023-12-31
UP Fintech Holding Ltd
filed 2024-04-22
CIK 1756699

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

2,409,470,521 Class A ordinary shares were outstanding as of December 31, 2023
97,611,722 Class B ordinary shares were outstanding as of December 31, 2023

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes ☐No

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

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Emerging growth company	☐

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

This annual report on Form 20-F includes the consolidated financial statements of the Company for the years ended December 31, 2021, 2022 and 2023 (the “Consolidated Financial Statements”) prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”) as issued by the Financial Accounting Standards Board.

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

Unless otherwise noted, the translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this report were made at a rate of RMB7.0999 to US$1.0000, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 29, 2023 and the translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this report were made at a rate of HK$7.8109 to US$1.00, the exchange rate in effect as of December 29, 2023. We make no representation that Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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
•
our relationships with third parties on whom portions of our business depend, including Interactive Brokers.

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
Tiger Services (AU) Pty Ltd (Australia)
Tiger Brokers (AU) PTY Limited (Australia)
Beijing Xiangshang Yiyi Laohu Technology Group Co., Ltd (PRC)
Beijing Xiangshang Rongke Technology Development Co., Ltd (PRC)
Tradeup INC. (US)
Beijing U-Tiger Business Service Limited (PRC)
Beijing Yixin Xiangshang Technology Co., Ltd (PRC)
50.58%
Beijing Zhijianfengyi Information Technology Co., Ltd. (PRC)
Guangzhou U-Tiger Technology Co., Ltd. (PRC)
Equity interests (100% unless otherwise indicated)
Contractual relationships
Beijing U-Tiger Network Technology Co., Ltd. (PRC)

On December 2, 2021, the Securities and Exchange Commission, or SEC, adopted final rules, including amendments to Form 20-F, to implement the Holding Foreign Companies Accountable Act, or the HFCAA, which was signed into law on December 18, 2020 and further amended by the Consolidated Appropriations Act, 2023 signed into law on December 29, 2022. The HFCAA requires the SEC to prohibit the securities of any “covered issuer” from being traded on any of the U.S. securities exchanges, including The Nasdaq Stock Market, or traded “over-the-counter” if the auditor of the covered issuer’s financial statements is not subject to PCAOB inspection for three consecutive years. The SEC rules establish procedures the SEC will follow in determining whether a registrant is a “Commission-Identified Issuer” (as defined in the final rule). On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate PCAOB-registered public accounting firms headquartered in Chinese mainland and in Hong Kong because of positions taken by PRC authorities in those jurisdictions. Our independent registered public accounting firm was subject to the determinations announced by the PCAOB on December 16, 2021. On May 26, 2022, the SEC added the Company to its conclusive list of Commission-Identified Issuers. The SEC’s rules require each Commission-Identified Issuer to submit documentation to the SEC annually on or before its annual report due date establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction. The SEC will impose an initial trading prohibition on an issuer as soon as practicable after it has been conclusively identified as a Commission-Identified Issuer for two consecutive years.

On August 26, 2022, the PCAOB announced that it signed a Statement of Protocol with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance, which it described as the first step toward opening access for the PCAOB to inspect and investigate completely registered public accounting firms in Chinese mainland and Hong Kong. On December 15, 2022, the PCAOB vacated its 2021 determination that the positions taken by authorities in Chinese mainland and Hong Kong prevented it from inspecting and investigating completely registered public accounting firms headquartered in those jurisdictions.

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

To our knowledge, we believe that (i) the ownership structures of the VIEs in China and our WFOEs, comply with all existing PRC laws and regulations; (ii) the contractual arrangements between our WFOEs, the VIEs and their respective shareholders governed by PRC law are valid, binding and enforceable, and in compliance with PRC laws or regulations currently in effect; and (iii) except as disclosed under the risk factor headed “We may be adversely affected by the complexity, uncertainties and changes in the PRC regulations of Internet-related businesses and companies, and any lack of requisite licenses, permits or approvals applicable to our business may have a material adverse effect on our business and results of operations”, our PRC subsidiaries and the VIEs have received all permissions or approvals that we believe are required and necessary to conduct our business operations within the PRC in all material aspects. However, there are substantial uncertainties regarding the interpretation and application of the existing and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is not consistent with the opinion of the Company and our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the VIEs are found to be in violation of any existing or future PRC laws or regulations, fail to obtain or maintain any of the required permits or approvals, or inadvertently conclude that such permissions or approvals are not required, or if applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future but are unable or fail to do so, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including, without limitation:

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

Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law of the PRC and how it may impact the viability of our current corporate structure, corporate governance and business operations.

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

In addition, the FIL grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. The current Special Administrative Measures for Market Access of Foreign Investment (Negative List) (2021 Edition) was issued by the National Development and Reform Commission, or the NDRC, and the MOFCOM on December 27, 2021 and became effective on January 1, 2022. Furthermore, on December 19, 2020, the NDRC and the MOFCOM jointly issued the Measures for Security Review of Foreign Investment, effective on January 18, 2021, which provides detailed guidance regarding security review of foreign investment that has a potential impact on national security. However, there remain a number of unclear issues under the Measures, including but not limited to its view towards contractual arrangements, including VIE arrangements. Changes in PRC laws and regulations could materially adversely affect the contractual arrangements. If future legislations prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangement, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to comply with any of these or similar regulatory compliance requirements could materially and adversely affect our current corporate structure, corporate governance and business operations.

We rely on contractual arrangements with the VIEs and their respective shareholders for a large portion of our business operations, which may not be as effective as equity ownership in providing operational control, and which we may not be able to enforce in a court of law.

We are a holding company with no material operations of our own. We conduct our operations primarily through our Singapore subsidiaries, New Zealand subsidiaries, U.S. subsidiaries, Hong Kong subsidiaries and the VIEs and their respective subsidiaries in China. We have relied and expect to continue to rely on contractual arrangements with the VIEs and their respective shareholders to conduct certain of our key supporting functions. Additionally, the VIEs were responsible for generating approximately 1.0% of our revenues for the year ended December 31, 2023.The VIEs are consolidated for accounting purposes, but we do not have and may never have an equity interest in the VIEs. These contractual arrangements are used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies and may not be as effective as equity ownership in providing us with control over the VIEs. For example, the VIEs and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. Our contractual arrangements with the VIEs and their respective shareholders are described in detail below under the heading “Item 3. Key Information — Contractual Arrangements with the VIEs and Their Respective Shareholders.”

If we had equity ownership of the VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIEs and their respective shareholders of their obligations under the contracts to exercise control over the VIEs. The shareholders of the consolidated VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with the VIEs. If any disputes relating to these contracts remain unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “Item 3. Key Information - Certain Risks Related to Our Chinese Operations and Operating Structure - Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with the VIEs may not be as effective in ensuring our control over the relevant portion of our business operations as equity ownership would be.

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

All of the agreements under our contractual arrangements are governed by the PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with the PRC law and any disputes would be resolved in accordance with PRC legal procedures. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIEs and their shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. Additionally, the legal system in the PRC is developing and rapidly evolving. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “Item 3. Key Information - Certain Risks Related to Our Chinese Operations and Operating Structure - The legal system of the PRC is developing and rapidly evolving, and there are inherent uncertainties that may affect the protection afforded to us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under the PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration. In addition, under the PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition and enforcement proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIEs, and our ability to conduct our business may be negatively affected.

The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business.

The shareholders of the VIEs may have potential conflicts of interest with us. These shareholders may breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have a material and adverse effect on our ability to effectively control the VIEs and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us in a timely manner. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the Exclusive Option Agreements with these shareholders to request them to transfer all of their equity interests in the VIEs to a PRC entity or individual designated by us, to the extent permitted by the PRC law. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainties as to the outcome of any such legal proceedings.

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

A majority of our revenues were generated from our wholly owned subsidiaries in New Zealand, Singapore and the United States for the years ended December 31, 2021, 2022 and 2023. Most of the consolidated VIEs and their subsidiaries operate business in the PRC and their main functions are to support our licensed/registered entities in New Zealand, Singapore, and the United States, etc. (“Licensed Entities”). Certain of the costs generated by VIEs and their subsidiaries are covered by these Licensed Entities through inter-company transactions, and we expect that the Licensed Entities will cover a substantial majority of such costs in the future. In general, the holding company transfers funds from financing (including funds from its IPO, follow-on equity offerings, and offerings of convertible bonds, as applicable) to Licensed Entities in the form of capital injections or loans to support their business expansion. These Licensed Entities pay the consolidated VIEs and their subsidiaries periodically for the services rendered through inter-company transactions, pursuant to the terms of the contractual arrangements between them. To date, we have not experienced difficulty in transferring cash to or from the holding company, the subsidiaries, the VIEs, and investors. However, there is no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer cash in the future.

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

In China, the government is still ramping up regulations with regard to personal information protection. On October 1, 2020, the Information Security Technology - Personal Information Security Specification (GB/T 35273-2020) , or the 2020 Specification took effect. Although the 2020 Specification is a recommended guideline, and it is not enforceable by law, the authority will use this standard to evaluate our compliance with China’s legal guidelines and regulations regarding personal information protection. Besides, Personal Information Protection Law promulgated by

SCNPC on August 20, 2021 became the most relevant law in China regarding personal information protection and came into effect on November 1, 2021. The Personal Information Protection Law provides serve punishment for those who violates regulations when processing personal information. For details of the relevant PRC Laws, please refer to the section “Regulations on Privacy Protection” below.

In addition, the Cyber Security Law of the PRC, which was promulgated by the Standing Committee of the National People’s Congress, or the SCNPC and became effective on June 1, 2017, requires operators of key information infrastructures, which include, among others, public communications and information service and financial industry and other important industries and fields, shall store personal information and important data gathered and produced during operations in China within the territory of China. Where such information and data need to be transmitted overseas based on commercial demand, a security assessment shall be conducted in accordance with the measures formulated by the national cyberspace administration authority in concert with the relevant departments under the State Council. Furthermore, on November 14, 2021, the Cyberspace Administration of China, or the CAC, released the Regulations on the Network Data Security, or the Draft Regulations, for public comments, which stipulates, among others, that a prior cybersecurity review is required for listing abroad of data processors which process over one million users’ personal information, and the listing of data processors in Hong Kong which affects or may affect national security. On December 28, 2021, the CAC and other twelve PRC regulatory authorities jointly revised and promulgated the Measures for Cybersecurity Review, or the Cybersecurity Review Measures, which came into effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, besides the procurement of network products and services by critical information infrastructure operators, any data processing activities by network platform operators that affects or may affect national security shall be subject to the cybersecurity review as well. In accordance with the Cybersecurity Review Measures, operators mastering personal information of more than one million users must apply to the Cybersecurity Review Office for cybersecurity review when they seek for listing in a foreign country. In addition, the CAC published the Decision on Amending the Cyber Security Law (Draft for Comments), or the Decision on the Cyber Security Law on September 14, 2022, pursuant to which the legal liabilities of violating the Cyber Security Law are strengthened. However, as of the date of this annual report, the period for public comment on the draft of the Cyber Security Law has ended while no official rules have been issued, and the Cybersecurity Review Measures, the Draft Regulations and the Decision on the Cyber Security Law remain unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States. Although all of the data centers used for our brokerage service are located overseas, we have several servers located in China to provide user community support and market information. We might need to transmit certain personal data between different locations, and since such data are used for financial services, we might be subject to security assessment requirements as set forth in the Cyber Security Law of the PRC.

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

Beijing Yiyi’s subsidiary, Beijing U-Tiger Network Technology Co., LTD, holds the License for Production and Operation of Radio and TV Programs issued on June 27, 2022, and the Business License for Value-added Telecommunications Business issued on July 27, 2022. Beijing Yiyi’s subsidiary, Beijing Yixin Xiangshang Technology Co.,LTD, holds the License for Production and Operation of Radio and TV Programs issued on May 10, 2021, and the Business License for Value-added Telecommunications Business issued on September 4, 2019. Beijing Yiyi’s subsidiary, Beijing Zhi Jian Feng Yi Information Technology Co., LTD, holds the License for Production and Operation of Radio and TV Programs issued on July 27, 2023, the Business License for Value-added Telecommunications Business issued on July 29, 2021, the License for Publication Business issued on April 25, 2022.

In addition, our provision of certain services online may subject us to license requirements in China. For instance, we provide some recorded videos as a way of customer education and occasionally launch other audio-video contents on our platform and our community, which may result in audio-video license requirements from the Ministry of Culture and Tourism, or MCT, National Radio and Television Administration, Cyberspace Administration of China, or their provincial level branches. The Internet Audio-Video Program Services Regulations only allow state-owned or state-controlled enterprises to apply for certain licenses, which means that we may not be able to obtain all required licenses. We also provide some digital works on our website and APP, which may require online publishing service license issued by the National Radio and Television Administration, or the NRTA, or its provincial level branches. In addition, we reprint some articles related to the stock market on our website and APP, and therefore may be subject to permit and approval requirements from the State Council Information Office. Furthermore, we also need to strictly follow the requirements applicable to online content providers set forth by the relevant regulatory authorities, especially for financial information. See “Item 3. Key Information – We are subject to numerous regulations in the PRC, and compliance with these regulations may result in costs, expenses, regulatory enforcement action, and reputational harm that may have a material adverse effect on our business and results of operations” and “Item 3. Key Information – Description of Certain PRC Regulations Affecting Our Business.” Failure to comply with these license or other requirements may subject us to penalties, which may adversely affect our business operations and reputation.

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

The legal system of the PRC is developing and rapidly evolving, and there are uncertainties that may affect the protection afforded to us.

Our business and activities in China are governed by the PRC laws and regulations. The PRC legal system is generally based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various industries in China. However, as these laws and regulations are developing and continue to evolve, interpretation and enforcement of these laws and regulations involve significant uncertainties and different degrees of inconsistency. Some of the laws and regulations are still in the developmental stage and are therefore subject to policy changes. Many laws, regulations, policies and legal requirements have only been recently adopted by PRC central or local government agencies, and their implementation, interpretation and enforcement may involve uncertainty due to the lack of established practice available for reference. We cannot predict the effect of future legal developments in China, including the promulgation of new laws, changes in existing laws or their interpretation or enforcement, or the preemption of local regulations by national laws. For example, the PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. As a result, there are substantial uncertainties as to the legal protections available to us. Furthermore, due to the limited volume of published cases and the non-binding nature of prior court decisions, the outcome of the dispute resolution may not be as consistent or predictable as in other more developed jurisdictions, which may limit the legal protection available to us. For example, the Securities Law most recently amended in December 2019 and effective on March 1, 2020, stipulated that the offering and trading of securities outside the PRC which disrupt the domestic market order of the PRC and harm the legitimate rights and interests of domestic investors shall be dealt with pursuant to the relevant provisions of this Securities Law, and legal liability shall be pursued.

The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs, and it has recently indicated an intent to exert more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies.

As a result of its significant oversight authority into businesses operating in the PRC, the PRC government may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. Uncertainties regarding the enforcement of laws and the fact that rules and regulations in the PRC can change quickly with little advance notice, along with the risk of the PRC government's significant oversight over our operations, could have a material adverse effect on our business, financial position, results of operations, access to the capital markets, and the market value of our ADSs.

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

However, since the Overseas Listing Trial Measures was newly promulgated, the interpretation, application and enforcement of Overseas Listing Trial Measures remain unclear. Besides, there are still uncertainties as to whether the Overseas Listing Trial Measures and relevant five guidelines would be further amended, revised or updated. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all. These regulations, as well as additional oversight or regulation of this nature could have a material adverse effect on our ability to offer or continue to offer securities to investors and could have a material adverse effect on the market price of our ADSs. Additionally, if our clients fail to meet regulatory requirements, it may impact our underwriting business, thereby having a negative effect on our revenue. For more details, please refer to “Description of Certain PRC Regulations Affecting Our Business - Regulations Relating to Overseas Offerings”.

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

Agreements that provide us with effective control over the VIEs

Powers of Attorney. Pursuant to the Powers of Attorney dated November 1, 2023 among Beijing Bohu and each of the shareholders of Beijing Rongke, which replaced and superseded the prior version dated October 11, 2022 because some of the shareholders exited Beijing Rongke, each of the shareholders of Beijing Rongke irrevocably authorized Beijing Bohu to act as its attorney-in-fact to exercise all of its rights as a shareholder of Beijing Rongke, including, but not limited to, the right to attend shareholders’ meetings, vote on any resolution that requires a shareholder vote, such as the sale, transfer, disposal and pledge of all or part of the equity interest owned by such shareholder, and decide on the appointment and removal of directors, supervisors and officers. Beijing Bohu can assign or transfer under the aforementioned Powers of Attorney at its own discretion to any other person or entity without notice to or consent from any or all of the shareholders of Beijing Rongke. The Power of Attorney will remain effective and irrevocable with respect to each shareholder of Beijing Rongke until he or she ceases to be a shareholder of Beijing Rongke.

On October 30, 2018, Beijing Yixin and each of the shareholders of Beijing Yiyi entered into a Power of Attorney, which contain terms substantially similar to the Powers of Attorney executed by the shareholders of Beijing Rongke described above.

Exclusive Option Contracts. Pursuant to the Exclusive Option Contract dated November 1, 2023, among Beijing Bohu, Beijing Rongke and each shareholder of Beijing Rongke, which replaced and superseded the version dated October 11, 2022 because some of the shareholders exited Beijing Rongke, the shareholders of Beijing Rongke have irrevocably granted Beijing Bohu an exclusive option to purchase all or part of their equity interests in Beijing Rongke.

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

Commitment Letters. Pursuant to the Commitment Letters dated November 1, 2023, the shareholders of Beijing Rongke which replaced and superseded the version dated October 11, 2022 because some of the shareholders exited Beijing Rongke, undertake that, when Beijing Bohu exercises its options under the Exclusive Option Contracts, they will refund, without any conditions, any amount and fees to Beijing Bohu which exceed the share purchase price provided in the Exclusive Option Contracts.

On October 30, 2018, each of the shareholders of Beijing Yiyi executed a Commitment Letter, which contain terms substantially similar to the Commitment Letters described above.

Agreements that allow us to receive economic benefits from the VIEs

Equity Pledge Contracts. Pursuant to the Equity Pledge Contract dated November 1, 2023 among Beijing Bohu(previously known as Ningxia Yixin), Beijing Rongke (previously known as Ningxia Rongke) and each shareholder of Beijing Rongke, which replaced and superseded the version dated October 11, 2022 because some of the shareholders exited Beijing Rongke, the shareholders of Beijing Rongke have agreed to pledge 100% of the equity interests in Beijing Rongke for the benefit of Beijing Bohu. In the event of a breach by Beijing Rongke or its any shareholder of contractual obligations under the Equity Pledge Contract, Beijing Bohu, as pledgee, will have the right to dispose of the pledged 100% equity interests in Beijing Bohu and will have priority in receiving the proceeds from such disposal.

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

PRC Regulations Relating to Securities and Futures Brokerage Business

Under existing PRC securities laws and regulations, including Securities Law of the PRC, which was most recently amended on 28 December, 2019 became effective on March 1, 2020, operating securities business in the PRC, including among others, securities brokerage business, futures brokerage business, stock option brokerage business, and securities and futures investment consulting services, requires a securities brokerage license or certain other approvals from the Chinese Securities Regulatory Commission, or the CSRC. In addition, the Securities Law also stipulates that the offering and trading of securities outside the PRC which disrupt the domestic market order of the PRC and harm the legitimate rights and interests of domestic investors shall be dealt with pursuant to the relevant provisions of this Securities Law, and legal liability shall be pursued. This is the second major set of amendments of the Securities Law since the major revision in 2005. Three main changes have been widely reported and discussed, namely, (i) the reform of the registration-based IPO system, (ii) the imposition of more severe punishments for violations, and (iii) the enhancement of protection for retail investors.

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

Failure to comply with such laws and regulations may result in penalties, including rectification requirements, confiscation of illegal proceeds, fines or even shutting down of business. In relation to our business in the PRC, one of our PRC entities received a rectification notice issued by the Beijing branch of the CSRC in September 2016, which required us, among others, to refrain from providing support to unauthorized foreign service providers that conduct securities business in China. Following the notice, we took certain rectification measures, including among others, (i) removing links to, and access to account opening functions of the website and the APP previously developed by such PRC entity; (ii) deleting “Zhengquan” (securities in Chinese) and “Gupiao” (stocks in Chinese) from the name of the APP previously developed by such PRC entity; and (iii) timely submitting in writing to the Beijing branch of the CSRC to brief on the rectification measures made by such PRC entity. Afterwards, we had communicated with the Beijing branch of the CSRC for a few times and further adjusted our business in China to comply with PRC laws. We believed that we had taken necessary measures in response to the above notice.

However, on December 30, 2022, the CSRC issued another notice, or CSRC 1230 Notice, stating that we had carried out cross-border securities business for Chinese mainland investors without approval from the CSRC, and such activities constitute illegal operation of securities business under the Securities Law of the PRC. The CSRC 1230 Notice set out two principal rectification requirements: (i) we should stop all incremental illegal operations in Chinese mainland, such as soliciting and developing any new Chinese mainland customers or opening new securities accounts for them; and (ii) we should properly handle the existing accounts held by Chinese mainland investors by allowing them to continue their transactions through such accounts. However, we are strictly prohibited from accepting any incremental funds that violate PRC foreign exchange regulations to such existing accounts. Furthermore, on February 15, 2023, the CSRC published its official reply in response to the public attention on the CSRC 1230 Notice, emphasizing its core requirements of “prohibiting incremental illegal business effectively and solving existing issues properly” in relation to its supervision and regulation of our business operations in Chinese mainland. We have been actively and will use best efforts to continue to be in cooperation with CSRC to satisfy 1230 Notice and meet the rectification requirements set out under CSRC 1230 Notice. Starting from May 18, 2023, our APP “Tiger International” has been removed from the PRC application market.

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

PRC Regulations Relating to Foreign Investment

The MOFCOM and NDRC promulgated on December 27, 2021 the Special Administrative Measures for Market Access of Foreign Investment (Negative List) (2021 Edition), or the Negative List, which took effect on January 1, 2022. Specifically, the Negative List provides that foreign investors shall hold no more than 50% of the equity interests in a service provider operating certain value-added telecommunications services other than for e-commerce, domestic multi-party communication, store and forward class and call center.

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

Pursuant to the Administrative Measures on Internet Information Services, promulgated by the State Council in 2000 and amended in 2011, “Internet information services” refer to the provision of information through the Internet to online users, and are divided into “commercial Internet information services” and “non-commercial Internet information services”. Under the Telecommunications Regulations and relevant administrative measures, commercial operators of value-added telecommunications services must first obtain a license for conducting Internet content provision services, or an “ICP License”, from the Ministry of Industry and Information Technology, or the MIIT, or its provincial level branches. Otherwise, such operator might be subject to sanctions including corrective orders and warnings, imposition of fines and confiscation of illegal gains and, in the case of significant infringement, orders to close the website.

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

Regulation on Mobile Internet Applications Information Services

Our APP is also regulated by the Provisions on the Administration of Mobile Internet Applications Information Services, or the APP Provisions, promulgated by the Cyberspace Administration of China (CAC), on June 28, 2016 and amended in 2022. The latest version became effective on August 1, 2022. According to the APP Provisions, the providers of APPs shall not create, copy, publish or distribute information and content that is prohibited by laws and regulations. However, we cannot assure that all the information or content displayed on, retrieved from or linked to our APP comply with the requirements of the APP Provisions at all times. If our APP were found to be violating the APP Provisions, we may be subject to administrative penalties, including warning, service suspension or removal of our APP from the relevant APP store, which may materially and adversely affect our business and operating results. Besides, the MIIT issued the Notice of Carrying out the Filing of Mobile Internet Applications on July 21, 2023, which proposes the requirements that developers of Apps engaged in Internet information services within the PRC must comply with certain filing requirements in accordance with the relevant regulations and such holders shall not engage in the App Internet information service without completion of such filing. See “Item 3. Key Information – Certain Risks Related to Our Chinese Operations and Operating Structure – We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet-related businesses and companies, and any lack of requisite licenses, permits or approvals applicable to our business may have a material adverse effect on our business and results of operations.”

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

Regulations on Internet News Dissemination

The State Council Information Office promulgated the Interim Administrative Regulations for Publication News by Internet Websites in 2000 and Administrative Regulations for Internet News Information Services in 2017. These regulations stipulate that general websites established by non-news organizations may publish news released by certain official news agencies if such websites satisfy the requirements set forth in these regulations but may not publish news items produced by themselves or other news sources. These regulations also require the general websites of non-news organizations to obtain permit and approval from the State Council Information Office at both the provincial and national level before they commence providing news dissemination services.

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

We may need to take certain security assessment measures on the personal data transmitted cross border. With respect to the risk of personal information and important data storage and cross border transmission, please refer to “Item 3. Key Information – Certain Risks Related to Our Chinese Operations and Operating Structure – If we fail to protect customer data and privacy, our reputation, financial condition and results of operations will be materially and adversely affected.”

The CSRC's Administrative Measures for Network and Information Security in the Securities and Futures Industries, which went into effect on May 1, 2023, regulate the network and information security of core institutions, operating institutions, and IT system service institutions in the industry. On August 6, 2023, the SAMR and the National Standardization Administration Committee jointly published the Data Security Risk Prevention and Control for Securities and Futures Industry—Guidelines of Data Classification (GB/T 42775-2023), which took effect on the same date, and describes the methods of classifying the data used or generated in the securities and futures industries. Although such specification is not a mandatory national standard but a recommended guideline, and it is not enforceable by law, the authority may use this standard to evaluate an entity’s compliance with China’s legal guidelines and regulations.

On March 17, 2023, the SAMR and the National Standardization Administration Committee announced the issuance of the National Standards of the People’s Republic of China (No. 1 of 2023), which contains 12 sets of national standards on cybersecurity under the National Technical Security Standardization Committee of China, or TC260, including the Information Security Technology - Basic Requirements for Competence of Cybersecurity Workforce (GB/T 42446-2023).

On April 26, 2023, the amended Counterespionage Law of the People’s Republic of China was promulgated which came into effect on July 1, 2023, establishing a close connection between data security and national security. It provides, among others, that engaging in the unauthorized provision of data or conducting cyberattacks against specific authorities is categorized as acts falling within the scope of espionage, and unlawfully acquiring or possessing documents, data, materials, or items that qualify as state secrets is strictly forbidden.

On May 29, 2023, the Secretariat of the National Information Security Standardization Technical Committee published the Practice Guidelines for Cybersecurity Standards - Implementation Guidelines for Cyber Data Security Risk Assessment, implementing the requirements of the Data Security Law on data security risk assessment, which outlines the approach, workflow and key components of the data security risk assessment, including data security management, data processing activities, data security technology, and personal information protection.

On December 8, 2023, the CAC promulgated the Administrative Measures for the Reporting of Cybersecurity Incidents (for public comments), which imposed obligations on network platform operators to report to the in-charge cyberspace administration when an incident that might endanger network security occurred.

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

Under the Several Provisions on Regulating the Market Order of Internet Information Services issued by the MIIT in December 2011 and the Cyber Security Law, an Internet information service provider may not collect any user’s personal information or provide any such information to third parties without that user’s consent, and it must also expressly inform that user of the method, content and purpose of the collection and processing of such user’s personal information and may only collect such information as necessary for the provision of its services. In addition, pursuant to the Decision on Strengthening Internet Information Protection issued by the SCNPC in December 2012, the Order for the Protection of Telecommunication and Internet User’s Personal Information issued by the MIIT in July 2013 and the Cyber Security Law, any collection and use of a user’s personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An Internet information service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. An Internet information service provider is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the Internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

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

In November 2019, the Secretariat of the Cyberspace Administration of China, the General Office of the MIIT, the General Office of the Ministry of Public Security and the SAMR jointly promulgated the Circular on Issuing the Methods for Identifying Unlawful Collection and Use of Personal Information of Applications, which defines actions that may be regarded as violating the Network Security Law and other personal information protection related regulations, including, among other things, failure to publicize the rules for collection and use of personal information, failure to expressly state the purpose, manner and scope of collecting and using personal information, collection and use of personal information without consent of users, provision of personal information to others without consent, and failure to provide the function of deleting or correcting personal information as required by law. On March 12, 2021, the aforesaid four departments jointly promulgated the Circular on Issuing the Provision on the Range of Personal Information Necessary for Common Types of Mobile Internet Application, which came into effect on May 1, 2021. This circular defines specific information that 39 types of mobile internet application (“APP(s)”), including mobile applications and programs on mobile applications, such as WeChat Mini Program, may collect for the basic functions of such APPs.

On March 6, 2020, the SAMR and Standardization Administration of China, or SAC, jointly published the Information Security Technology - Personal Information Security Specification (GB/T 35273-2020), or the 2020 Specification, proposed by the National Information Security Standardization Technical Committee as an amendment to and replacement for the version published in November 2017 (GB/T 35273-2017). The 2020 Specification, which took effect on October 1, 2020, explains and reinforces the Cyber Security Law. Though the 2020 Specification is not a mandatory national standard but a recommended guideline, and it is not enforceable by law, the authority may use this standard to evaluate an entity’s compliance with China’s legal guidelines and regulations. The 2020 Specification outlines that “controllers” are those who collect personal information for providing a product or service. The “subject” is the individual or entity that provides the personal information to the controller. The 2020 Specification seeks to provide the subject with more autonomy in how and when they provide personal information to controllers. Although the 2020 Specification clarifies issues such as biometric data, multiple business functions, and explicit consent, it is still unclear to what extent the new standard will be enforced in China.

Furthermore, on August 20, 2021, the SCNPC promulgated the Personal Information Protection Law, or the Information Protection Law, which became effective on November 1, 2021. The Information Protection Law stipulates that the Cyberspace Administration of China is responsible for coordinating the protection of personal information and the related supervision and administration. The Information Protection Law also expressly stipulates that those who process personal information in violation of regulations or fail to take necessary security measures when processing personal information will be ordered to make corrections by the authority responsible for personal information protection, and given a warning, with their illegal gains confiscated. If the violator refuses to make corrections, it shall be subject to a fine of not more than RMB1.0 million. The person in charge directly responsible and other persons directly responsible shall be imposed a fine of not less than RMB10,000 but not more than RMB100,000. In case of any severe illegal acts as stipulated in the Information Protection Law, the violator shall be ordered to make corrections by the authority responsible for personal information protection, have its illegal gains confiscated and be subject to a fine of not more than RMB50.0 million or no more than 5% of the turnover in the previous year, as well as a suspension of the relevant business, suspension for rectification, revocation of relevant business permit or business license by the relevant competent authorities. The person in charge directly responsible and other persons directly responsible shall be imposed a fine of not less than RMB100.0 thousand but not more than RMB1.0 million.

The Data Security Law of the People’s Republic of China, or the Data Security Law, was passed by the SCNPC on June 10, 2021 and came into effect on September 1, 2021. The Data Security Law requires the data processor to establish and improve a whole-process data security management system, organize data security education and training, and take corresponding technical measures and other necessary measures to safeguard data security. In conducting data processing activities by using the Internet or any other information network, the data processor shall perform the above data security protection obligations on the basis of the hierarchical cybersecurity protection system. Any violation of the provisions and requirements under the Data Security Law may subject a data processor to rectifications, warnings, fines, suspension of the related business, revocation of licenses or even criminal liabilities.

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

On July 7, 2022, the CAC promulgated the Measures on Security Assessment of Cross-border Data Transfer, or the Data Export Measures, which became effective on September 1, 2022. The Data Export Measures require that any data processor which processes or exports personal information exceeding certain volume threshold under such measures shall apply for security assessment by the CAC before transferring any personal information abroad. The security assessment requirement also applies to any transfer of important data outside of China. In December 2022, the MIIT released the Administrative Measures for Data Security in the Field of Industry and Information Technology (for Trial Implementation), which came into effect on January 1, 2023. The Administrative Measures for Data Security in the Field of Industry and Information Technology (for Trial Implementation) requires the data processor in the field of industry and information technology to review data on a periodical basis, identify important data and core data in accordance with the relevant standards and specifications, and form its specific catalogue. The CAC has also issued the First Edition and the Second Edition of Guidelines for Application for Security Assessment of Outbound Data Transfer successively on August 31, 2022 and March 22, 2024, respectively, illustrating the specific requirements for declaration of the cross-border data security assessment, such as methods, processes and materials, and optimizes and simplifies the relevant materials that data processors need to submit.

On February 22, 2023, the CAC issued the Measures for the Standard Contract for the Outbound Transfer of Personal Information, or the Standard Contract Measures, which took effect on June 1, 2023. The Standard Contract Measures apply to the provision of personal information to overseas recipients through standard contract and set out detailed criteria relating to the formality and terms of such contracts. The Standard Contract Measures also require the personal information processor to file such contract with relevant authorities within 10 business days after the contract is effective. To regulate the application of the outboard transfer of personal information through standard contact, the CAC has promulgated the First Edition and the Second Edition of Guidelines for the Recordation of the Standard Contracts for the Outbound Transfer of Personal Information on May 30, 2023 and March 22, 2024.

On March 16, 2023, the TC260 released the draft national standards entitled Information Security Technology - Certification Requirements for Cross-border Transmission of Personal Information, for public comments, which sets out the basic principles and requirements for the protection of the rights and interests of personal information subjects in the cross-border transmission of personal information, and outlines the standards for the third-party certification of companies engaged in the cross-border transfer.

On August 3, 2023, the CAC has issued the Measures for the Administration of Personal Information Protection Compliance Audits (for Public Comments), which stipulates that companies that process personal information of subjects in China shall undergo regular compliance audits.

On August 8, 2023, the CAC released the Provisions on Security Management of the Application of Face Recognition Technology (for Trial Implementation), for public comments, which aimed at enhancing the oversight and responsible use of face recognition technology and stipulates, among others, that that face recognition technology can only be used when there is a specific purpose and sufficient necessity, and strict protection measures must be implemented.

On September 28, 2023, the CAC released the Provisions on Regulating and Promoting Cross-border Data Flow, for public comments, which specifies the circumstances under which it is not required to apply for a security assessment for data to be provided abroad, to conclude a standard contract for personal information to be provided abroad, or to pass the certification for personal information protection. On March 22, 2024, the CAC has formally issued the Regulations on Promoting and Regulating the Cross-border Data Flow, which clarifies the obligations of data processors with cross-border transfer of personal information, such as notification, obtaining individual consent, and conducting personal information protection impact assessments in accordance with laws and administrative regulations, and also sets out several exemptions, including cross-border data transfer (i) for concluding or performing a contract to which an individual is a party, (ii) for the cross-border HR management purpose according to the applicable internal labor rules and a collective contract entered into with the employees , (iii) to safeguard an individual’s life, health or property in the event of an emergency, and (iv) if the handler is not classified as a critical information infrastructure operator, involving less than 100,000 people’s non-sensitive personal information from January 1 of the current year.

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

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures and relevant five guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures comprehensively improve and reform the existing regulatory regime for overseas offering and listing of Chinese mainland domestic companies’ securities and regulates both direct and indirect overseas offering and listing of Chinese mainland domestic companies’ securities by adopting a filing-based regulatory regime. It provides, among others, that an overseas securities company that serves as a sponsor or lead underwriter for overseas securities offering and listing by domestic companies shall file with the CSRC within ten (10) working days after signing its first engagement agreement for such business, and submit to the CSRC, no later than January 31 each year, an annual report on its business activities in the previous year associated with overseas securities offering and listing by domestic companies.

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

Regulations Relating to Anti-Monopoly

According to the Anti-Monopoly Law of the People’s Republic of China, or the Anti-Monopoly Law, which was promulgated by the SCNPC on August 30, 2007, amended on June 24, 2022, and the 2022 revision became effective on August 1, 2022, the Anti-Monopoly Law applies to the monopolistic practices in domestic economic activities in China as well as the monopolistic practices outside China which have exclusion or restriction effects on domestic market competition. The monopolistic practices under the Anti-Monopoly Law include any monopoly agreement reached by any operators, abuse of market-dominating position by any operators and any concentration of operators which has an effect of eliminating or restricting competition. The agencies designated by the State Council are responsible for enforcement of the Anti-Monopoly Law. The anti-monopoly enforcement agencies of the State Council may, according to work requirements, delegate relevant anti-monopoly enforcement tasks to the corresponding agencies of the people’s governments of provinces, autonomous regions and centrally-administered municipalities pursuant to the provisions of Anti-Monopoly Law. Operators who violate the provisions of the Anti-Monopoly Law will be ordered by the enforcement agencies to stop the illegal act, be imposed a fine or be subject to other restrictive measures.

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

The SAFE issued the Circular on Reforming and Regulating the Policies for the Administration of Foreign Exchange Settlement under the Capital Account, or the SAFE Circular 16, in June 2016, which became effective simultaneously and was further revised in December, 2023. Pursuant to the SAFE Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to Renminbi on a discretionary basis. The SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a discretionary basis which applies to all enterprises registered in the PRC. The SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities. As the SAFE has not provided detailed guidelines with respect to its interpretation or implementations, it is uncertain how these rules will be interpreted and implemented.

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

Regulations on Foreign Exchange Registration of Offshore Investment by PRC Residents

PRC residents or entities who have contributed legitimate domestic or offshore interests or assets to the special purpose vehicles, or the “SPVs”, but have yet to obtain the SAFE registration before the implementation of the Circular 37 shall register their ownership interests or control in such SPVs with the SAFE or its local branch. An amendment to the registration is required if there is a material change in the registered SPV, such as any change of basic information including change of such PRC resident’s name and operation term, increases or decreases in investment amounts, transfers or exchanges of shares, or mergers or divisions. Failure to comply with the registration procedures set forth in Circular 37, or making misrepresentation or failure to disclose controllers of foreign-invested enterprise that is established through round-trip investment, may result in restrictions on the foreign exchange activities of the relevant foreign-invested enterprises, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

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

Mr. Tianhua Wu and some other individual shareholders who indirectly hold shares in our Company and who are known to us as being PRC residents had completed the necessary registrations with the local SAFE branch or qualified banks as required by the SAFE Circular 37 in relation to their investment in our company. See “Item 3. Key Information— Certain Risks Related to Our Chinese Operations and Operating Structure – We may be subject to penalties, including restrictions on our ability to inject capital into our PRC subsidiaries, if our PRC resident shareholders or beneficial owners fail to comply with relevant PRC foreign exchange regulations.”

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

PRC Regulations for Patent

Pursuant to the Patent Law of the PRC, or the Patent Law, as amended in 2008, after the grant of the patent right for an invention or utility model, except where otherwise provided for in the Patent Law, no entity or individual may, without the authorization of the patent owner, exploit the patent, that is, make, use, offer to sell, sell or import the patented product, or use the patented process, or use, offer to sell, sell or import any product which is a direct result of the use of the patented process, for production or business purposes. The Detailed Rules for the Implementation of the Patent Law of the PRC, as amend in 2023, promulgated by the State Council provide for patentable inventions, utility models and designs, which must meet three conditions: novelty, inventiveness and practical applicability. After a patent right is granted for a design, no entity or individual shall, without the permission of the patent owner, exploit the patent, that is, for production or business purposes, manufacture, offer to sell, sell, or import any product containing the patented design. Once the infringement of patent is confirmed, the infringer shall, in accordance with the regulations, undertake to cease the infringement, take remedial action, and pay damages, etc. On October 17, 2020, the SCNPC issued amendment to the Patent Law, which became effective on June 1, 2021. The amended Patent Law expands the definition of appearance design, enhances the protection on appearance design, increases the amount of compensation for infringement, and extends the litigation period for infringement of patent.

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

PRC Regulations for Domain Name

Pursuant to the Measures for the Administration of Internet Domain Names promulgated on August 24, 2017 and effective on November 1, 2017, the “domain name” shall refer to the character mark of hierarchical structure, which identifies and locates a computer on the Internet and corresponds to the Internet protocol address of that computer.

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

PRC Regulations Relating to Dividend Distribution

The principal regulations governing the distribution of dividends paid by wholly foreign-owned enterprises include the Wholly Foreign-Owned Enterprise Law issued in 1986 and most recently amended in 2016, and the Detailed Rules for the Implementation of the Law of the People’s Republic of China on Wholly Foreign-owned Enterprises issued in 1990 and most recently amended in 2014 , both of which have been superseded from January 1, 2020 by the FIL and FIL Implementation Rules, and the Company Law of the People’s Republic of China issued in 1999 and most recently amended in 2023. Under these regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations, provided that, a wholly foreign-owned enterprise in China shall firstly set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until its cumulative total reserve funds reaches 50% of its registered capital. These reserve funds, however, may not be distributed as cash dividends.

Certain Summary Financial Information Regarding the Company, Its Subsidiaries, and Consolidated VIEs

Cash Flows Among the Company, Its Subsidiaries, and Consolidated VIEs

The Group’s main revenues were mostly generated from our wholly owned subsidiaries in New Zealand, Singapore and the United States for the years ended December 31, 2021, 2022 and 2023. Most of the consolidated VIEs and their subsidiaries operate business in the PRC and their main functions are to support our Licensed Entities. Certain of the costs generated by VIEs and their subsidiaries are covered by these Licensed Entities through inter-company transactions, and we expect that the Licensed Entities will cover a substantial majority of such costs in the future. In general, the holding company transfers funds from financing (including funds from its IPO, follow-on equity offerings, and offerings of convertible bonds, as applicable) to Licensed Entities in the form of capital injections or loans in order to support their business expansion. These Licensed Entities pay the consolidated VIEs and their subsidiaries periodically for the services rendered through inter-company transactions, pursuant to the terms of the contractual arrangements between them. The Group currently does not have any cash management policies specifically governing these transfers between VIE and subsidiaries. Instead, we are guided by the contractual arrangements to which we are a party and, to the extent permissible under those contractual arrangements, the discretion of our management. To date, we have not experienced difficulty in transferring cash to or from the holding company, the subsidiaries, the VIEs, and investors. However, there is no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer cash.

To illustrate cash flows among the holding company, its subsidiaries, and consolidated VIEs by type, please refer to the following tables (all in US$ thousands):

•
Cash flow between holding company and Subsidiaries:

Fiscal Year ended December 31	2021	2022	2023
Net increase (decrease) of Loans to Subsidiaries	94,502	950	(6,721)
Capital Injections to Subsidiaries	239,500	13,000	11,300

•
Cash flow between holding company and VIEs:

Fiscal Year ended December 31	2021	2022	2023
Net increase of Loans to VIEs	8,586	97	69

•
Cash flow between Subsidiaries and VIEs:

Fiscal Year ended December 31	2021	2022	2023
Net increase (decrease) of Loans to VIEs	1,726	(452)	(4,185)
Service Fees Paid to VIEs	76,971	40,371	23,158

Our subsidiaries and the consolidated VIEs did not declare or distribute any dividends or distributions for the years ended December 31, 2021, 2022 and 2023. Additionally, the holding company did not declare nor distribute any dividends or distribution for the years ended December 31, 2021, 2022 and 2023.

Condensed Consolidated Financial Information relating to the VIEs

As of and for the year ended December 31, 2023:

	Parent	VIEs(1)	Subsidiaries	eliminating adjustments	Consolidated(2)
Current assets	144,956,799	53,313,297	3,688,745,087	(197,043,081)	3,689,972,102
Non-current assets	502,099,724	11,399,140	44,595,861	(502,019,724)	56,075,001
Total assets	647,056,523	64,712,437	3,733,340,948	(699,062,805)	3,746,047,103
Current liabilities	1,192,454	26,976,594	3,256,754,764	(199,361,543)	3,085,562,269
Non-current liabilities	156,887,691	74,638	8,100,327	—	165,062,656
Total liabilities	158,080,145	27,051,232	3,264,855,091	(199,361,543)	3,250,624,925

Total revenues	2,921,100	24,775,979	266,800,356	(21,989,840)	272,507,595
Net income (loss)	32,563,525	(4,204,124)	38,343,738	(33,695,712)	33,007,427

Net cash used in operating activities	(247,153)	(205,895)	(6,113,306)	—	(6,566,354)
Net cash (used in) provided by investing activities	(5,127,961)	(6,169,149)	(3,092,501)	6,639,051	(7,750,560)
Net cash provided by (used in) financing activities	140,385	402,292	7,916,793	(6,639,051)	1,820,419
(1)
The disclosed amounts of the VIEs were before elimination adjustments of intercompany transactions within the Group. See Note 1 to our audited consolidated financial statements for more information of the VIEs.

(2)
The disclosed amounts were agreed to our audited consolidated financial statements.

As of and for the year ended December 31, 2022:

	Parent	VIEs(1)	Subsidiaries	eliminating adjustments	Consolidated(2)
Current assets	156,457,176	58,095,337	3,728,088,018	(204,061,664)	3,738,578,867
Non-current assets	447,647,877	12,145,470	46,556,051	(447,567,877)	58,781,521
Total assets	604,105,053	70,240,807	3,774,644,069	(651,629,541)	3,797,360,388
Current liabilities	2,249,610	29,848,034	3,353,074,361	(204,615,982)	3,180,556,023
Non-current liabilities	154,725,906	640,527	9,809,298	—	165,175,731
Total liabilities	156,975,516	30,488,561	3,362,883,659	(204,615,982)	3,345,731,754

Total revenues	1,706,054	44,382,701	220,243,411	(40,966,619)	225,365,547
Net (loss) income	(2,186,441)	(8,220,848)	9,178,824	(1,028,415)	(2,256,880)

Net cash provided by (used in) operating activities	613,623	(1,552,547)	258,999,523	—	258,060,599
Net cash (used in) provided by investing activities	(14,271,671)	(416,486)	(2,022,732)	13,098,888	(3,612,001)
Net cash provided by (used in) financing activities	366,540	3,760,937	13,701,872	(13,098,888)	4,730,461
(1)
The disclosed amounts of the VIEs were before elimination adjustments of intercompany transactions within the Group. See Note 1 to our audited consolidated financial statements for more information of the VIEs.

(2)
The disclosed amounts were agreed to our audited consolidated financial statements.

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

(2)
The disclosed amounts were agreed to our audited consolidated financial statements.

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

Summary of Certain Risks Related to Our Chinese Operations and Operating Structure

Risk Factor	Page
Shareholders may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. courts may be limited, because we are registered under Cayman Islands law.	10
If the agreements that establish the structure for operating some of our activities in China do not comply with PRC regulations, if we fail to obtain all required permissions and approvals required by Chinese regulatory authorities, or if these regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.	11
Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law of the PRC and how it may impact the viability of our current corporate structure, corporate governance and business operations.	12
We rely on contractual arrangements with the VIEs and their respective shareholders for a large portion of our business operations, which may not be as effective as equity ownership in providing operational control, and which we may not be able to enforce in a court of law.	13
Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.	13
The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business.	14
Contractual arrangements in relation to the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.	14
We may lose the ability to use and enjoy assets held by the VIEs that are material to the operation of certain portions of our business if the VIEs go bankrupt or become subject to a dissolution or liquidation proceeding.	15
The PRC government may intervene or impose restrictions on our ability to transfer cash to or from the holding company, the subsidiaries, the VIEs and investors.	15
If we fail to protect customer data and privacy, our reputation, financial condition and results of operations will be materially and adversely affected.	15
We may be subject to regulatory compliance costs and enforcement activity relating to Chinese privacy and data security laws.	16

We may be adversely affected by the complexity, uncertainties and changes in the PRC regulations of Internet-related businesses and companies, and any lack of requisite licenses, permits or approvals applicable to our business may have a material adverse effect on our business and results of operations.	17
The audit report included in this annual report has been prepared by our independent registered public accounting firm, whose work the Public Company Accounting Oversight Board was previously unable to inspect and, as such, you have previously been deprived of the benefits of such inspection and may be deprived of such benefits in the future if the work of our independent registered public accounting firm is unable to be inspected again.	19
We may be subject to consequences pursuant to the Holding Foreign Companies Accountable Act and related regulations, including the potential for our ADSs to be prohibited from trading on U.S. securities exchanges, including The Nasdaq Stock Market, and in the U.S. over-the-counter market, which will limit the liquidity of our ADSs and our access to U.S. capital markets.	19
We are subject to numerous regulations in the PRC, and compliance with these regulations may result in costs, expenses, regulatory enforcement action, and reputational harm that may have a material adverse effect on our business and results of operations.	20
The legal system of the PRC is developing and rapidly evolving, and there are uncertainties that may affect the protection afforded to us.	20
The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs, and it has recently indicated an intent to exert more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies.	21
PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using proceeds we received from our initial public offering and the Concurrent Private Placement to make loans or additional capital contributions to our PRC subsidiaries.	22
We may be subject to penalties, including restrictions on our ability to inject capital into our PRC subsidiaries, if our PRC resident shareholders or beneficial owners fail to comply with relevant PRC foreign exchange regulations.	22
You may be subject to PRC withholding tax on dividends from us and PRC income tax on any gain realized on the transfer of our shares or ADSs if we are deemed a PRC resident enterprise.	23
We may not be able to obtain certain tax benefits for dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiaries.	24
PRC regulations may restrict our ability to convert Renminbi into foreign currency and remit such currency out of the PRC to pay capital expenses.	24

We are subject to additional risks as a result of doing business in China, as summarized immediately below and described in more detail below under the heading “Risks Related to Doing Business in China.”

Summary of Risks Related to Doing Business in China

Risk Factor	Page
Geopolitical and regulatory tensions between the U.S. and China, and on a larger scale internationally, may dampen growth in China and other markets where the majority of our customers reside, and our activities and results may be negatively impacted.	67
PRC economic, political and social conditions as well as government policies could adversely affect our business and prospects.	67
We may be subject to penalties for failure to fully comply with the NDRC and the MOFCOM filing requirements for historical overseas investments.	67
The enforcement of the Labor Contract Law of the People’s Republic of China, or the PRC Labor Contract Law, and other labor-related regulations in the PRC may increase our labor costs and impose limitations on our labor practices.	68
Failure to make adequate contributions to various employee benefit plans as required by the PRC regulations may subject us to penalties.	68
Any failure to comply with PRC regulations regarding the registration requirements for employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.	69
We may be deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, or the EIT Law, and be subject to the PRC taxation on our worldwide income, which may significantly increase our income tax expenses and materially decrease our profitability.	69
We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.	70
Our leased property interest may be defective and our right to lease the properties may be affected by such defects, which could cause significant disruption to our business.	70
If the settlement reached between the SEC and the Big Four PRC-based accounting firms (including the Chinese affiliates of our independent registered public accounting firms), concerning the manner in which the SEC may seek access to audit working papers from audits in China of U.S.-listed companies, is not or cannot be performed in a manner acceptable to authorities in China and the United States, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.	70

Risks Related to Our Business and Industry

We have a limited operating history and our historical financial, operating results and growth rates may not be indicative of future performance.

We have a limited operating history. We launched our trading platform in August 2015 and have experienced rapid growth since then. Our total revenues decreased from US$264.5 million in 2021 to US$225.4 million in 2022 and increased to US$272.5 million in 2023. We generated net income of US$14.7 million in 2021 and incurred net losses of US$2.3 million in 2022, as a result of the challenging macro environment in 2022; however, we generated net income of US$33.0 million in 2023, driven by our strategy execution on internationalization and the high interest rate environment. We expect our business expansion to continue as we grow our customer base and explore new market opportunities. However, due to our limited operating history, our historical growth rates may not be indicative of our future performance. We cannot assure you that we will grow at the same rate and succeed in introducing new services and products as we did in the past. Further, we may fail to adjust our business model to our development needs or the requirements of this ever-changing industry. You should consider our prospects in light of the risks and uncertainties that a fast-growing company with a limited operating history may be exposed to or encounter.

We have incurred net losses in the past and may incur losses in the future.

We generated net income of US$14.7 million in 2021 and US$33.0 million in 2023, but we incurred net losses of US$2.3 million in 2022. We have made significant investments in research and development, employee compensation and benefits, communication and market data, and marketing and branding to rapidly develop and expand our business. We expect to continue or increase such investments to establish and expand our business, and these investments may not result in an increase in revenue or positive cash inflow from operations in a timely manner, or at all.

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

The businesses of securities and other financial instruments are heavily regulated. Our brokerage business is subject to regulations in the United States, Singapore, New Zealand, Australia, Hong Kong and other jurisdictions in which we offer our products and services. Major regulatory bodies include, among others, in the United States, the Financial Industry Regulatory Authority, or FINRA, the U.S. Securities and Exchange Commission, or the SEC, and the Commodity Futures Trading Commission, or the CFTC; in Singapore, the Monetary Authority of Singapore, or the MAS; in New Zealand, the Financial Markets Authority New Zealand, or the FMA, and the Financial Service Providers Register, or the FSPR; in Australia, the Australian Securities and Investments Commission, or ASIC; in Hong Kong, the Securities and Futures Commission or SFC. Domestic and foreign stock exchanges, other self-regulatory organizations and state and foreign securities commissions can censure, fine, issue cease-and-desist orders, suspend or expel a broker and its officers or employees. For instance, Tiger Brokers SG underwent one inspection by Singapore Exchange (“SGX”) on securities margin financing, risk management, risk-based capital, trust account and segregation of customer funds, liquidity, and funding. Regarding the SGX inspection, fieldwork is ongoing, and observations have yet to be finalized. Additionally, in 2023 FINRA concluded an examination of TradeUp Securities Inc. (“TradeUP Securities”) and identified certain compliance concerns relating to anti-money laundering and other issues. We have not received a formal final decision from FINRA and cannot predict the outcome of this process. Should any significant sanctions, including significant fines, be levied on us or our affiliates, officers or employees, it could have significant adverse impact on us. Non-compliance with applicable laws or regulations could result in sanctions to be levied against us, including fines and censures, suspension or expulsion from a certain jurisdiction or market or the revocation or limitation of licenses, which could have a significant adverse effect on our reputation, prospects, revenues and earnings.

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

On December 30, 2022, the CSRC issued the CSRC 1230 Notice, stating that we had been carried out cross-border securities business for Chinese mainland investors without approval of the CSRC, and such activities constitute illegal operation of securities business under the Securities Law of the PRC. The CSRC 1230 Notice set out two principal rectification requirements. (i) We should stop all incremental illegal operations in Chinese mainland, such as soliciting and developing any new Chinese mainland customers or opening new securities accounts for them; and (ii) We should properly handle the existing accounts held by Chinese mainland investors by allowing them to continue their transactions through such accounts. However, we are strictly prohibited from accepting any incremental funds that violate PRC foreign exchange regulations to such existing accounts. Furthermore, on February 15, 2023, the CSRC published its official reply in response to the public attention on the CSRC 1230 Notice, emphasizing its core requirements of “prohibiting incremental illegal business effectively and solving existing issues properly” in order to regulate our business operations in Chinese mainland. We have been actively and may continue to be in cooperation with CSRC to satisfy 1230 Notice and meet the rectification requirements set out under CSRC 1230 Notice. Starting from May 18, 2023, our APP “Tiger International” has been removed from the PRC application market. Besides, we cannot rule out the possibility that we may take the initiative to adopt applicable rectification measures in the future to further curb incremental Chinese mainland domestic users and meet the requirements of the CSRC.

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

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls. In 2019 and 2020, we and our independent registered public accounting firms identified a material weakness in our internal controls. A material weakness is a deficiency, or combination of deficiencies, in internal controls such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified related to our lack of sufficient and competent accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP to design and implement robust period-end financial reporting policies and procedures for the preparation of consolidated financial statements and related disclosures in accordance with U.S. GAAP and the financial reporting requirements set forth by the SEC. In the past, we made certain corrections to our interim financial reporting. While, as of December 31, 2021, based on our management’s assessment on the performance of the remediation measures, we determined that the material weakness had been remediated, and no material weakness existed as of December 31, 2023, in the future we may determine that we have additional material weaknesses, or our independent registered public accounting firm may disagree with our management assessment of the effectiveness of our internal controls.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2023. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” However, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.

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

A portion of our business currently relies mostly on collaboration with Interactive Brokers. Our business will be adversely impacted if we are unable to maintain our relationship with Interactive Brokers.

We currently rely on Interactive Brokers to execute, settle and clear a portion of the trades of the U.S. and Hong Kong stocks and other financial instruments, and to comply with certain federal, state and other laws, as discussed more fully in Item 4.B “Business Overview-Our Core Products and Services-Brokerage Services.” For the years ended December 31, 2021, 2022, and 2023, 57.4%, 24.3%, and 16.6% of our total net revenues were executed and cleared by Interactive Brokers. For consolidated accounts, the information of which is not fully disclosed to Interactive Brokers, we receive commission fees and direct a pre-determined portion to Interactive Brokers. For fully disclosed accounts, every time Interactive Brokers executes and clears a trade, it collects the commissions, deducts its pre-determined portion and returns the rest of the commission fees to us. Customers can also trade on margin and short sell securities on our trading platform. We generate interest income arising from margin financing offered by us to consolidated account customers and earn financing service fees related to the margin financing provided by Interactive Brokers to fully disclosed account customers.

In the event that our relationship with Interactive Brokers deteriorates, or if Interactive Brokers were to suspend, limit, or cease its operations, we may need to enter into alternative arrangements with different clearing agents or increase our self-clearing of trades. To date, we have not frequently used any other backup clearing agents for execution and clearing services to the extent we use Interactive Brokers. Our relationships with such clearing agents are subject to a number of risks and may be subject to change or termination with appropriate notice.

Our relationship with Interactive Brokers has historically been critical to our business and remains important to our business. If we need to enter into alternative arrangements with a different clearing agent to replace our existing arrangements, we may not be able to negotiate a favorable alternative arrangement. Transitioning to a new clearing agent or increasing self-clearing through TradeUP Securities are time-consuming and may affect the user experience or, if our platform becomes inoperable, may result in our inability to facilitate trades through our platform. We would also need to comply with applicable laws regarding execution and clearing services, which would be costly and time-consuming. If we are unsuccessful in maintaining our relationships with Interactive Brokers, our operating cost and expenses might increase, which may materially and adversely affect our financial condition and results of operations.

Self-clearing exposes us to significant operational, liquidity, financing and regulatory risks.

We began self-clearing a portion of the trades of the U.S. stocks and other financial instruments in the third quarter of 2019, following our acquisition of TradeUP Securities. Nowadays, we self-clear a majority of U.S. and Hong Kong cash equities trades and we expect to increase further in the future the proportion of such trades that we self-clear. Self-clearing requires us to finance transactions and maintain margin deposits at clearing organizations.

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

Our ability to control costs and expenses relating to our operations affects our profitability. With the expansion of our business, we expect our operating cost and expenses to continue to increase, including employee compensation and benefits, marketing and branding and other costs and expenses. The salary level in the fintech industry in and outside China has generally increased in recent years, and we offer competitive wages and other benefits to recruit and retain quality professionals. Employee compensation and benefits (excluding share-based compensation) increased from US$73.8 million in 2021 to US$87.5 million in 2022 and US$90.6 million in 2023. In addition, we utilize various marketing tools, including branding on online and traditional channels, collaborating with business partners, hosting branding events and circulating branding materials, to attract new customers, retain our existing customers and increase our revenues. Our marketing and branding expenses were US$59.3 million, US$33.1 million and US$20.9 million in 2021, 2022 and 2023, respectively, accounting for 22.4%, 14.7% and 7.7%, respectively, of our total revenues for the same periods. If we are unable to operate in a cost-effective manner, our results of operations may be negatively impacted.

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

We have made a few selective acquisitions to expand our business into new areas and jurisdictions. We may in the future continue to pursue acquisitions and joint ventures as part of our growth strategy. Any future acquisition or joint venture may result in exposure to potential liabilities of the acquired companies, significant transaction costs and present new risks associated with entering additional markets or offering new products and integrating the acquired companies or newly established joint ventures. Potential liabilities may arise from deficiencies in due diligence findings and deficient past track record results. We may also become subject to new, different, and potentially more complex or onerous regulatory requirements as our business, services, and geographic footprint expand. For instance, in November 2018, Tiger Fintech Holdings completed the acquisition of 100% of the equity interests in US Tiger Securities, Inc. In July 2019, Tiger Fintech Holdings, Inc. completed its acquisition of 100% of the equity of TradeUP Securities, a U.S. online broker service platform that focuses on empowering self-directed investors with necessary tools to manage their portfolios. In October 2021, Up Fintech International Limited completed its acquisition of 100% of the equity of Ocean Joy Holdings Limited (“Ocean Joy”), and its sole subsidiary Tiger Brokers (HK) Global Limited (“Tiger Brokers HK”, formerly known as Ocean Joy Securities Limited), a licensed corporation of the Securities and Futures Commission of Hong Kong (“SFC”) holding Type 1 (“Dealing in Securities”), Type 2 (“Dealing in Futures Contracts”), Type 4 (“Advising on Securities”), Type 5 (“Advising on Futures Contracts”) and Type 9 (“Asset Management”) licenses. Such acquisitions made to expand our business, facilities and workforce will also involve costs and risks, such as potential labor disputes and compliance costs and risks. There can be no assurance that we will be able to grow our acquired or invested businesses, or realize returns, benefits of synergies and growth opportunities we expect in connection with such acquisitions.

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

Additionally, we have a large and highly engaged customer base, which drives our revenue growth. Our ability to continue to effectively maintain and expand our customer base will affect the growth of our business and our revenues going forward. Our total customer accounts increased from 1,845,869 as of December 31, 2021 to 2,007,989 as of December 31, 2022 and 2,195,705 as of December 31, 2023. Our revenues decreased from US$264.5 million in 2021 to US$225.4 million in 2022 resulting from the challenging macro environment in 2022, and increased to US$272.5 million in 2023 resulting from the increase of federal benchmark rates in 2023. Furthermore, the level of customer engagement affects our commissions, interest income and financing service fees. Total account balance decreased from US$17.1 billion as of December 31, 2021 to US$14.0 billion as of December 31, 2022, and increased to US$30.6 billion as of December 31,2023. Our ability to expand our customer base, including expansion into new markets including the United States, Australia, Hong Kong and Singapore, as well as maintain and enhance customer engagement, depends on, among other things, our ability to continuously provide comprehensive and user-friendly online trading experience. If we were unable to maintain or increase our customer retention rates or generate new customers in a cost-effective manner, our business, financial condition and results of operations would likely be adversely affected. Historically, we incurred US$59.3 million, US$33.1 and US$20.9 million in marketing and branding expenses, representing 22.4%, 14.7%, and 7.7% of our total revenues in 2021, 2022 and 2023, respectively. Although we have spent significant financial resources on marketing expenses and plan to continue doing so, these efforts may not be cost-effective to attract new customers. We cannot assure you that we will be able to maintain or grow our customer base in a cost-effective way. If we are unable to maintain high quality services, or maintain or reduce our service fee rate, or introduce new products and services, we may fail to attract new customers or lose our existing customers, which could adversely affect our growth and profitability.

If we are unable to earn commissions for brokerage services and interest income or financing service fees for margin financing, our results of operation may be negatively impacted.

We charge commission fees for the brokerage services we deliver to our customers. We also earn interest income or financing service fees arising from or related to margin financing provided by ourselves or third parties to our customers for trading activities. Our ability to earn commission fees, interest income or financing service fees largely depends on the number of customers on our trading platform and their trading volume. From 2021 to 2023, the average rate of commissions over trading volume, which is the ratio of the total commissions to the total trading volume in the same period, declined from 0.0364% to 0.0315%. This decline was primarily due to the lower commissions resulting from the decreased trading volume. If our customers’ account balances or trading volume decline in the future, we will likely earn less in commissions, which could have a material adverse effect on our results of operations. Additionally, our ability to extend margin financing to our customers largely depends on the amount of funds we can allocate internally and obtain from external sources, such as potential borrowings on revolving credit facilities. In connection with the significant growth in our consolidated account customers, we expect to generate more interest income from margin financing offered to our customers. If we are unable to extend margin financing and earn commission fees, interest income or financing service fees, or if there is a reduction in our fee rates, our results of operations may be adversely affected. Additionally, market volatility or declines may cause our clients to experience losses, which may result in a higher rate of client defaults. If we are unable to recover funds due from our clients, our results of operations and financial condition will be adversely affected.

Our current level of commission and fee rates may decline in the future. Any material reduction in our commission or fee rates could reduce our profitability.

We derive a significant portion of our revenues from commissions and fees paid by our clients for trading securities through our platform. Commission fees generated from our brokerage services accounted for US$147.2 million, US$108.1 million and US$92.6 million in 2021, 2022 and 2023, respectively. We may experience pressure on our commission or fee rates as a result of competition we face in the online brokerage service industry. Some of our competitors offer a broader range of services to a larger client base and enjoy higher trading volumes than we do. Consequently, our competitors may be able and willing to offer trading services at lower commission or fee rates than we currently offer or may be able to offer. For example, some brokers in Hong Kong and the United States offer zero commission fees or similar policies to attract retail securities investors. As a result of this pricing competition, we could lose both market share and revenues. We from time to time award discounted or even zero commission fees to new or existing customers as part of our marketing scheme, thus attracting more customers and boosting customer stickiness. We believe that any downward pressure on commission or fee rates would likely continue and intensify as we continue to develop our business and gain recognition in our markets. A decline in our commission or fee rates could lower our revenues, which would adversely affect our profitability. In addition, our competitors may offer other financial incentives such as rebates or discounts in order to induce trading in their systems rather than in ours. If our commission or fee rate decreases significantly, our operating and financial results may be materially and adversely affected.

Failure to comply with regulatory capital requirements set by local securities regulatory authorities and agencies could materially and negatively affect our financial condition and results of operations.

Some of our subsidiaries are required to comply with regulatory capital requirements. For example, our subsidiary US Tiger Securities, Inc. is a registered broker-dealer in the United States. Wealthn LLC, another of our subsidiaries, is a registered investment advisor in the United States and a member of the National Futures Association, or the NFA. Our subsidiary Tiger Brokers HK is currently registered in HK to provide brokerage services. Stringent rules with respect to the maintenance of specific levels of net capital by securities broker-dealers or investment advisory firms have been adopted by many regulatory authorities and agencies such as the SEC, FINRA, the U.S. Commodity Futures Trading Commission, or the CFTC, and the NFA.

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

Some of our subsidiaries are required to comply with regulatory anti-money laundering requirements. For example, Tiger Brokers (NZ) Limited was visited by the FMA for an Anti-Money Laundering/Combating the Financing of Terrorism (“AMLCFT”) inspection in October 2019. In April 2020, FMA had issued a formal public warning (the “Warning Letter”), which identified potential violations of the AMLCFT caused by historical control weaknesses. The FMA provided a list of remedial actions which Tiger Brokers (NZ) Limited must complete to ensure compliance with the AMLCFT legislation. Tiger Brokers (NZ) Limited, with the assistance of professional advisers, had completed all actions required in the Warning Letter by September 30, 2020 as confirmed by the FMA. Since the publication of the Warning Letter, the FMA has also taken a number of steps, including seeking, on a private basis, the production by Tiger Brokers (NZ) Limited of certain documents and information. Tiger Brokers (NZ) Limited is cooperating with the FMA and has responded to the FMA’s requests with the assistance of professional advisers, including New Zealand counsel. The investigation was resolved, on an agreed basis, by the imposition of a pecuniary penalty against Tiger Brokers (NZ) Limited. According to the Warning Letter, the FMA reserves its right to pursue civil enforcement actions against Tiger Brokers (NZ) Limited, including but not limited to civil penalties for any breach of the AMLCFT Act caused by historical control weaknesses. Tiger Brokers (NZ) Limited and the FMA have agreed to a pecuniary penalty of NZ Dollar 900,000. The resolution requires formal proceedings to be filed in New Zealand High Court. On 21 December 2022, civil pecuniary penalty proceedings were filed by the FMA for allegedly breaching the Anti-Money Laundering and Countering Financing of Terrorism (AML/CFT) Act 2009 (the Act) on 21 December 2022. No penalty is imposed against any individual representative of Tiger Brokers (NZ) Limited. There will be no restriction or suspension of the registration of Tiger Brokers (NZ) Limited or any of its individual representatives. The failure is historical and does not reflect TBNZ’s current state of compliance with the Act. There is no allegation that the failure resulted in, or was associated with, any substantive money laundering or financing of terrorism. The court hearing took place on March 23, 2023, and on June 28, 2023, the High Court ordered Tiger Brokers (NZ) Limited to pay NZ$900,000 in relation to historical breaches of the AML/CFT Act.

As part of its supervisory function to monitor compliance, the FMA visited Tiger Brokers (NZ) Limited and Tiger Fintech Limited for an AMLCFT inspection in November 2023. In February 2024, the FMA reported back its high-level findings following the inspection in which it identified five findings in respect of Tiger Brokers and one finding for Tiger Fintech. Despite the findings being limited in number and scope, the FMA determined to open an investigation into the compliance of both businesses. These high-level findings do not relate to historical control weaknesses or matters previously raised by the FMA and a number of the findings have been (and are being) challenged on both legal and factual grounds with the assistance of international experts. The businesses both continue to fully co-operate with the FMA and await further information to better understand any concerns so that these might be addressed.

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

Our IT systems support all phases of our operations, including marketing, customer development and the provision of customer support services, and are an essential part of our technology infrastructure. Our technology infrastructure and compliance capabilities are critical for us to offer high quality products and services as well as to retain and attract users and customers. They also enable us to facilitate secure, fast and cost-efficient financial transactions on our platform. We must continue to upgrade and expand our technology infrastructure and to strengthen our compliance system to keep pace with the growth of our business and to develop new features and services for our users and customers. With the continuous improvement of our technology infrastructure and compliance capabilities, we are able to serve more consolidated accounts. From 2018 to 2023, we experienced rapid growth in the number of consolidated accounts and as of December 31 , 2023, the number of consolidated accounts and corresponding assets under management has surpassed fully disclosed accounts. In connection with the growth of consolidated accounts, we expect our revenues to increase because the revenues for consolidated accounts are recognized on a gross basis including the full amount paid by customers while the revenues for fully disclosed accounts are recognized on a net basis after deducting the execution and clearing expenses paid to Interactive Brokers. On the other hand, we expect our operating costs and expenses to increase as well due to the increase in execution and clearing expenses paid to Interactive Brokers. We also expect cash segregated for regulatory purposes and payables to customers on our balance sheet to increase significantly as a result of such growth. We will invest more resources on customer verification, record keeping, compliance and trading-related functions for consolidated accounts. Our ability to serve more consolidated accounts, depends on, among other things, our ability to support all aspects of customer verification, record keeping and compliance functions using our technology and human resources.

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

Our proprietary trading platform and customer relationship management system are critical to our business operations. In order to remain competitive, our proprietary technology is under continuous development and upgrade. If we fail to keep our technology updated as needed or as fast as our competitors or in a cost-effective manner, we may lose our competitiveness against our competitors. In addition, advancements in technology are occurring in our industry, including as companies increase use of data analytics, artificial intelligence (AI) and other technology as part of their business strategy. We will be at a competitive disadvantage if, over time, our competitors are more effective than us in their utilization of new technologies. Failure to compete may limit our service quality, lower customer confidence in us or otherwise adversely affect our business and prospects.

With the rapid advancement of technology, we may encounter risks associated with emerging technologies.

As AI continues to evolve, we have taken steps to adapt to technological advancements and ensure the application of new technologies. In April 2023, we introduced TigerGPT, an AI investment assistant developed by our Group based on OpenAI, aims to provide intelligent investment decision-making support for investors. It utilizes advanced natural language processing and machine learning technologies to understand users' natural language inputs, quickly extract relevant information from a large amount of financial data and information, and provide professional answers. Our goal of rolling out TigerGPT is to provide accurate responses to investors’ questions based on reliable data. However, TigerGPT utilizes AI technology provided by OpenAI and we cannot guarantee that it will provide accurate responses or that it will not make mistakes. In addition, despite our warning notices posted on the website to all investors that the answers provided by TigerGPT are for reference purposes only and do not constitute financial advice, there remains a risk that investors may rely on AI recommendations for investment decisions. This could potentially result in financial losses for investors and consequently pose reputational risks for our company.

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

Our key management includes our Chief Executive Officer or CEO, Mr. Tianhua Wu and our Chief Financial Officer or CFO, Mr. John Fei Zeng. Our continued success is dependent upon the hire and retention of these key management members, as well as a number of other key managerial, marketing, sales, research, technical and operations personnel, and continuous recruitment of experienced and capable personnel. We do not have key man insurance and the loss of such key personnel could have a material adverse effect on our business. In addition, our ability to grow our business is dependent, to a large degree, on our ability to hire or retain such key management members and experienced personnel. If we lose any of our key management team members or fail to attract and retain professional personnel, we may not be able to execute our existing business strategies effectively or deliver excellent services to our customers, and our business, reputation, financial condition and results of operations could be materially and adversely affected.

We have exposure to interest rate risk.

As a part of our business, we invest in interest-earning assets and are obligated on interest-bearing liabilities. Interest rate fluctuations primarily affect our interest income and interest expenses. We earn interest income primarily from margin financing and securities borrowing and lending transactions and make interest payments on deposits we hold on behalf of our customers and borrowings provided by Interactive Brokers and other commercial lenders. Changes in interest rates could affect the interest earned on assets differently than interest paid on liabilities. A rising interest rate environment, generally results in a larger net interest spread. Conversely, a falling interest rate environment generally results in a smaller net interest spread. Our most prevalent form of interest rate risk is referred to as “gap” risk. This risk occurs when the interest rates we earn on assets change at a different frequency or scale than the interest rates we pay on liabilities. If we are unable to effectively manage our interest rate risk, changes in interest rates could have a material adverse effect on our profitability. Additionally, if we are not able to secure additional funding in the future from our existing counterparties or others on favorable terms or at all, our financial condition, growth prospects, and results of operations may be adversely affected.

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

We are subject to arbitration claims and lawsuits in the ordinary course of our business. For example, in June 2023 we were the defendant in the class action lawsuit filed in the United States District Court for the Central District of California, in connection with the Company's PRC code of business, PRC Regulations and risk disclosure. The case has been transferred to the United States District Court for the Southern District of New York (“SDNY”) at this stage. We maintain our position that the complaint lacks merit, and we are committed to vigorously defending ourselves. However, it's important to acknowledge that any current or potential future legal actions against us may result in settlements, awards, injunctions, fines, penalties or other adverse outcome. Predicting the outcome of such matters is inherently difficult, particularly where claims are brought on behalf of various classes of claimants or by a large number of claimants, when claimants seek substantial or unspecified damages or when investigations or legal proceedings are at an early stage. A substantial judgment, settlement, fine or penalty could be material to our operating results or cash flows for a particular period, depending on our results for that period, or could cause us significant reputational harm, which could harm our business prospects. In market downturns, the volume of legal claims and amount of damages sought in litigation and regulatory proceedings against securities brokerage companies have historically increased. We are also subject to litigation claims from third parties alleging infringement of their intellectual property rights. Also see Item 3.D “Risk Factors - Risks Related to Our Business and Industry-We may be

subject to intellectual property claims from others and applicable administrative penalties.” Such litigation can require the expenditure of significant resources, regardless of whether the claims have merit. If we were found to have infringed a third-party patent or other intellectual property right, then we could incur substantial liability and in some circumstances could be enjoined from using the relevant technology or providing related products and services, which could have a material adverse effect on our business and results of operations.

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

While we maintain certain insurance for Tiger Brokers (NZ) Limited in New Zealand and UP Fintech Holding Limited in Cayman Islands such as professional liability insurance, directors’ and officers’ insurance, and for Tiger Brokers (NZ) Limited, there is no assurance that our insurance coverage will be adequate to cover potential losses. In addition, customers of our consolidated accounts are not protected under the scheme of the Securities Investor Protection Corporation, or the SIPC, and we have neither purchased any commercial insurance to cover similar risks. Under the applicable laws and regulations in the relevant jurisdictions such as New Zealand, the United States, Singapore and China, we are not required to, and we do not, maintain any insurance in relation to our business operations, such as data security insurance, business interruption insurance, or liability insurance against liabilities arising from customer complaints and litigation or other aspects of our business. Our current insurance policies may not protect us against such losses and liabilities.

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

The occurrence, especially in the regions and cities where we have business, of unforeseen or catastrophic events, including the emergence of a pandemic such as COVID-19 or other widespread health emergencies, terrorist attacks or natural disasters, could create economic and financial disruptions, lead to operational difficulties that could impair our ability to manage our businesses, and expose our business activities to significant losses. Our management team are principally located in Beijing, China; Auckland, New Zealand; the United States and Singapore. A significant portion of our technical research and development, customer service, support teams are based in Beijing, China. Most of our data centers are located in Hong Kong and Beijing, China. Although we have recovery and business continuity plans for our data centers, we cannot guarantee that these plans would be adequate to mitigate the adverse effects to our sustainable operations caused by such unforeseen or catastrophic events. In addition, the major stock exchanges our operations rely on are in the U.S. and Hong Kong. Our operations could also be severely disrupted if the exchanges we operate on were affected by natural disasters, health epidemics or man-caused disasters. An unforeseen or catastrophic event in any of the regions mentioned above could adversely impact our operations. Some measures caused by COVID-19 such as working remotely, travel restrictions and extra health precaution etc. did affect the efficiency of work and several ongoing internal projects in 2020 through 2022; however, our daily operations were not affected as we operated online and we also increased our resources to mitigate the impact.

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

Risks Related to Doing Business in China

Geopolitical and regulatory tensions between the U.S. and China, and on a larger scale internationally, may dampen growth in China and other markets where the majority of our customers reside, and our activities and results may be negatively impacted.

In 2018, the U.S. government began imposing new or higher tariffs on specified products imported from China to penalize China for what it characterizes as unfair trade practices, and China responded by imposing new or higher tariffs on specified products imported from the U.S. While the U.S. and China signed an agreement in January 2020 to ease some of these tariffs, others remain in place, and additional tariffs or other regulatory requirements or restrictions could be imposed by one or both countries in the future. Although we are not currently subject to the existing tariff measures, such tariffs, future tariffs, or other regulatory actions may adversely affect the economic growth in China and other markets and the financial condition of our customers. Any potential decrease in the spending powers of our target customers could result in a negative impact on our operations. In addition, the current and future actions or escalations by either the U.S. or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our business, financial condition and results of operations, and we cannot provide any assurance as to whether such actions will occur or the form that they may take.

PRC economic, political and social conditions as well as government policies could adversely affect our business and prospects.

We mainly conduct our brokerage operations in New Zealand and conduct technology research and development in China through our PRC subsidiaries, the VIEs and their subsidiaries. Because technology development is our key backbone for our operations in a long run, our financial condition and results of operations are subject to influences from PRC’s economic, political and social conditions to a great extent. The PRC economy differs from the economies of most developed countries in many aspects, including, but not limited to, the degree of government involvement, control of capital investment, control of foreign exchange, allocation of resources, growth rate and development level.

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

Regulators may impose penalties and fines with respect to shortfall in social insurance payment. A late payment fee at the rate of 0.05% per day of the outstanding amount from the due date may be imposed, and if such amounts remain outstanding beyond a prescribed time limit, a fine of one to three times of the outstanding amount may be imposed. While there are no explicit quantitative statutory fines or penalties on late payments of housing funds according to Regulations on the Housing Provident Fund (Revised in 2019), the housing accumulation fund management center may order us to pay any housing fund shortfalls immediately. In addition, if we become subject to any fines or penalties in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

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

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. There were 135,715,622 ADSs (equivalent to 2,035,734,330 Class A ordinary shares) outstanding as of March 31, 2024. We may also issue additional options in the future that may be exercised for additional Class A ordinary shares. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

Mr. Tianhua Wu and his family beneficially own all of our issued Class B ordinary shares. As of March 31, 2024, these Class B ordinary shares constitute 3.89% of our total issued and outstanding share capital and 55.48% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. See Item 7.A “Major Shareholders.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control limits holders of our Class A ordinary shares and ADSs ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

As a result of Mr. Tianhua Wu’s control of our Class B ordinary shares, Mr. Wu will effectively control the outcome of shareholder actions in our company and may take actions that might not be beneficial to holders of our Class A ordinary shares or ADSs.

Mr. Tianhua Wu holds the voting rights attached to all of our Class B ordinary shares and to all of the options or restricted share units awarded under the 2018 Share Incentive Plan, 2019 Performance Incentive Plan and Amended and Restated 2019 Performance Incentive Plan. As each Class B ordinary share entitles its holder to 20 votes per share, such Class B ordinary shares in the aggregate represent approximately 44.76% of the combined total voting rights in our company. Mr. Wu’s Class A and Class B ordinary shares give him the power to control any actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association, and the Nasdaq requirements. Mr. Wu could have sufficient voting rights to determine the outcome of all matters requiring shareholder approval even if he should, at some point in the future, hold considerably less than a majority of the combined total of our outstanding ordinary shares. Mr. Wu’s voting power may prevent a transaction involving a change of control of us, including transactions in which holders of our Class A ordinary shares or ADSs might otherwise receive a premium for securities over the then-current market price. Similarly, Mr. Wu may approve a merger or consolidation of our company which may result in holders of our Class A ordinary shares or ADSs receiving a stake (either in the form of shares, debt obligations or other securities) in the surviving or new consolidated company which may not operate our current business model and dissenter rights may not be available to such holders in such an event.

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

Depending upon the value of our ADSs and Class A ordinary shares and the nature and composition of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based on the expected composition of our income and assets and the value of our assets, including goodwill, we do not expect to be a PFIC for the taxable year ending December 31, 2023. Despite our expectation, there can be no assurance that we will not be a PFIC in the current taxable year or any future taxable year as PFIC status is tested each taxable year and will depend on the composition of our assets and income and the value of our assets in each such taxable year.

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

In October 2021, we completed the acquisition of Ocean Joy, and its sole subsidiary, a firm licensed with the Hong Kong Securities and Futures Commission for Type 1 (Dealing in Securities) and Type 2 (Dealing in Futures Contracts) regulated activities. Upon the completion of the acquisition, we started to prepare to operate the brokerage business in Hong Kong.

In August 2022, our wholly owned subsidiary Tiger Brokers HK was granted by the Hong Kong Securities and Futures Commission licenses for Type 4 Advising on Securities and Type 5 Advising on Futures Contracts regulated activities, which we believe will allow us to provide more types of service in the future to our clients in Hong Kong.

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

In January 2024, our wholly owned subsidiary Tiger Brokers HK has officially upgraded its Type 1 license to include virtual asset dealing service, making it one of the first mainstream online brokerage firms in Hong Kong to receive approval for such a license upgrade. This successful upgrade opens the door for providing cryptocurrency trading services to Professional Investor clients in Hong Kong through its flagship platform, Tiger Trade.

In March 2024, SFC has officially granted a Type 9 license (Asset Management) to Tiger Brokers HK, authorizing Tiger Brokers HK to provide asset management services, including discretionary accounts service to both retail clients and professional investors and asset management service to collective investment schemes offered to professional investors only.

Our Corporate Information

The locations of our principal executive offices are 1 Raffles Place, #35-61 One Raffles Place, Singapore (048616) and 18/F, Grandyvic Building, No. 1 Building, No. 16 Taiyanggong Middle Road, Chaoyang District, Beijing, 100020 PRC and our telephone number in China at this address is +86-10-56216660. Our registered office in the Cayman Islands is P.O. Box 2547, 23 Lime Tree Bay Avenue, Grand Cayman, KY1-1104, Cayman Islands and our telephone number in Cayman Islands at this address is +1-345-745-5100. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204 Newark, Delaware 19711 and the telephone number of our agent is +302-738-6680.

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our website is www.itigerup.com. Information contained in, or accessible through, our website is not a part of, and is not incorporated into, this report.

Contractual Arrangements with the VIEs and Their Respective Shareholders

The information set forth under “Item 3. Key Information – Contractual Arrangements with the VIEs and Their Respective Shareholders” is incorporated by reference herein.

Capital Expenditures and Divestitures

For a description, including the amount invested, of the Company’s principal capital expenditures (including interests in other companies) for the years ended December 31, 2021, 2022 and 2023, see Item 5.B “Liquidity and Capital Resources-Capital Expenditures,” which disclosure is incorporated by reference in this item.

The Company did not make any material divestitures for the years ended December 31, 2021, 2022 and 2023.

To date, the Company has not made any capital expenditures or divestitures in calendar year 2024 that were not in the ordinary course of business.

More Information

The SEC maintains an internet site that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. The Company’s SEC filings can be found there and on the Company’s website at https://ir.itigerup.com/financials/sec-filings.

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

We offer comprehensive brokerage services through our integrated single-account structure, which empowers users in trade execution, margin financing and securities lending across different global markets. We also provide value-added services, such as investor education, community engagement and IR/PR platform, all within a few taps or clicks through APP on smartphone, tablet and PC terminals. In addition, we offer ESOP management services to soon-to-be listed and listed companies, which enable them and their employees to manage their equity incentive schemes in a convenient and simplified manner and enables us to build better connections with the institutional investors of the mentioned firms. Moreover, we serve such issuers whom we expect to have a greater chance of cross-selling our IPO distribution services, while retaining such employees with equity incentive awards to trade and invest on our platform. As of December 31, 2023, we have served 535 corporate clients via our ESOP business. Furthermore, IPO distribution is also an integral part of our comprehensive services package and is a major focus for our future growth. It not only helps us strengthen our relationship with corporate clients, but also provides IPO subscription opportunities for our retail clients. In 2023, we participated in 28 U.S. and Hong Kong IPOs. In further, we offer ESOP employees and other brokerage customers personalized asset management and wealth management services at competitive prices, such as pre-IPO shares, overseas fund products or bonds, which then lead our users to allocate more of their wealth on our platform.

We keep optimizing our product and user experience, which we believe is the key to our long-term success. Our all-in-one experience adopted a comprehensive risk methodology enabling users to trade multi-asset classes across different markets in one integrated account. Our agile and scalable infrastructure enables us to enter new markets such as Singapore, Australia and other jurisdictions in a more efficient way. In addition, we distinguish ourselves in the market by moving up to the high-entry-barrier sector of self-clearing in the U.S. with acquisition of TradeUP Securities in 2019. We have restructured and upgraded the clearing system of TradeUP Securities to achieve high business flexibility. By the end of the fourth quarter of 2023, we have self-cleared over 90% of U.S. cash equity and option traded on our platform, further improved our operating efficiency and profit margin.

Our IPO underwriting business experienced significant reductions between 2022 and 2023 due to volatility in the U.S. IPO market and adjustment in business focus due in part to the decline in special purpose acquisition company IPOs between 2022 and 2023. It is an integral part of our comprehensive services package. In 2023, we participated in four U.S. IPOs (down from 26 in 2022), in all of which the Company’s wholly-owned subsidiaries Tiger Brokers (NZ) Limited or Tiger Securities, Inc. served as the underwriter (down from 23 in 2022). In 2023, the Company participated in 24 Hong Kong IPOs, including underwriting five of the top ten companies in terms of funds raised in Hong Kong IPOs. Since venturing into investment banking, the Company has participated in underwriting the offerings of over 150 companies for listings in Hong Kong and the US, which gains industry recognition.

We keep optimizing our topline mix to overcome market volatility. While we primarily generate revenues by charging our customers commission fees for trading of securities, we also earn interest income or financing service fees arising from or related to margin financing and securities borrowing and lending transactions provided by ourselves or third parties to our customers for trading activities, as well as other income from IPO distribution, and wealth management.

We generate revenues primarily by charging our customers commission fees for trading of securities as well as earning interest income or financing service fees arising from or related to margin financing and securities borrowing and lending transactions provided by ourselves or third parties to our customers for trading activities. Our revenues were US$264.5 million, US$225.4 million and US$272.5 million in 2021, 2022 and 2023, respectively. We generated net income of US$14.7 million and US$33.0 million in 2021 and 2023, respectively and recorded net losses of US$2.3 million in 2022 and Our revenues in 2021, 2022 and 2023 were mainly generated in New Zealand, the U.S. and Singapore. Our New Zealand, U.S. and Singapore subsidiaries have contributed over 93.0% of total revenues for the year ended December 31, 2023. For a further description of the breakdown of our total revenues, see “Item 5. – A Operating Results,” which disclosure is incorporated by reference in this item.

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

We intend to strengthen our competitive position and proactively grow our business by pursuing the following strategies:

Expand internationally to serve investors around the world

We plan to leverage our first-mover advantage to seize opportunities in the digital brokerage sector. Through our highly extensible and scalable technology platform, we intend to leverage our proven track record and experience of global expansion and deep local market insights to broaden our foothold and gain market share in selective markets. We have already obtained licenses to operate our brokerage business in the United States, Hong Kong, Singapore, New Zealand and Australia. We will continue to opportunistically evaluate and pursue licenses or acquisitions to enhance our offerings and accelerate growth objectives in existing or new product verticals.

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

We will continue to foster the deep connection between our retail and corporate clients and leverage the powerful flywheel inherent in our business model to accelerate growth and crystallize operating synergies. Through our comprehensive service matrix that educates and nurtures users on our IR platform, and proactively initiates interactive events and campaigns for listed companies and investors, we will continue to bridge communication between our retail and corporate clients, and in turn enhance customer conversion and engagement overtime.

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

We will continue to invest in core infrastructure to strengthen our front-to-back technology and support foray into new capabilities and markets. We aim to further improve user experience by modularizing our APPs, which allows us to achieve high reusability and quality, while at the same time maintaining flexibility to tailor particular modules to fit the needs of our cross-cultural customers. We will continue to enhance our technology in order management, algo trade, risk control and market access. Following our strategic acquisition of TradeUP Securities in 2019, we have restructured and upgraded its clearing system to achieve high business flexibility. Now, we self-clear a majority self-clearing for U.S. and Hong Kong cash equities trades, which brings down our total clearing expense, and we will continue to invest in the development of our self-clearing capabilities in the US and other markets in the future.

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
•
Integrating artificial intelligence and quantitative modelling tools into our platform, therefore making our platform increasingly smart and agile when offering financial advisory and portfolio construction to our customers. We launched TigerGPT in 2023, an AI investment assistant aimed at providing intelligent decision-making support for investors developed by Tiger Brokers’ R&D team and based on OpenAI; and
•
Continuous cost optimization and improvement of operating efficiency through process automation.

Our Core Products and Services

Brokerage Services

Overview

We deliver a comprehensive and user-friendly online trading experience for investors through our platform that can be accessed through our APP or website. Our services became accessible on the website and through our flagship APP, Tiger Trade, in August 2015. Currently our trading platform enables our customers to execute trades in a secure, reliable and cost-efficient environment. Our trading platform also encompasses an abundance of complementary services that help our customers make informed investment decisions.

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

The aggregate trading volume amounted to US$81.8 billion during the fourth quarter of 2023. Below is the table of the operating data as of the dates or for the periods indicated.

	As of and for the Three Months Ended
	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2021	2021	2021	2021	2022	2022	2022	2022	2023	2023	2023	2023
Number of customer accounts (in thousands)	1,400.2	1,649.0	1,766.8	1,845.9	1,896.2	1,935.0	1,970.4	2,008.0	2,060.5	2,119.1	2,147.9	2,195.7
Number of customers with deposits (in thousands)	376.0	529.1	612.0	673.4	703.5	731.4	754.1	781.5	811.9	840.9	865.5	904.6
Number of trading customers (in thousands)	322.4	411.0	464.8	502.4	523.0	540.0	552.5	563.7	580.0	596.3	609.1	627.1
Total account balance (1)(3) (in US$millions)	21,414.6	23,932.7	20,551.9	17,082.5	15,210.3	14,860.2	12,958.9	14,005.3	16,128.5	17,269.4	18,878.5	30,597.5
Trading volume (3) (in US$millions)	123,831.5	102,006.0	92,574.1	85,896.3	91,016.9	85,475.8	78,161.3	68,541.9	67,044.1	65,135.9	80,250.7	81,765.2
Daily average trading volume(2)(3) (in US$millions)	2,030.0	1,619.1	1,446.5	1,342.1	1,492.1	1,356.8	1,221.3	1,071.0	1,099.1	1,033.9	1,253.9	1,277.6

Notes:

(1)
Represents the total balance of all customers’ deposits on our platform as of the respective date.
(2)
Calculated based on the average number of trading days during the period of the U.S. and Hong Kong exchanges.
(3)
As of December 31, 2023, 297,242 of our customers had conducted at least one trading transaction on our platform in the preceding 12 months.

Trading Platform Interface

The user interface of our trading platform compartmentalizes services into six major functions: home, discover, wealth, community, portfolio and profile.

•
Home. The homepage supports users in configuring modules according to their preferences, enabling them to quickly view their holdings, assets, top movers stocks, set up auto-invest, and browse trading orders shared by trade feed. The homepage offers a total of 20+ modules for users to choose from.
•
Community. The community function is where users can read and post opinions on markets and securities. At the same time, Community supports users in viewing important news, learning trading basics and advanced knowledge through our academy, and watching live financial report meetings.

•
Discover. On the discover page, users can view their watchlist, explore popular assets in various markets, check the release schedule of major company financial reports and other important economic calendars, and track trends of major global indices.
•
Wealth. Wealth is upgraded to the first-level entrance of the APP, with a wide spectrum of products, high-quality financial assets, convenient functions and interaction, as your one-stop platform service. Including the products we offer, such as global Mutual Funds (including Money Market Funds, Fixed Income Funds, Equity Funds, Hybrid Funds, etc.), US Treasurys, Fixed Income Notes, High-Net-Wealth Products, Auto-Sweep Vault (underlying T0 and T1 Money Market Funds), ETFs, and other products.
•
Portfolio. The Portfolio feature supports users in viewing their total assets, cash balance, maximum purchasing power, profit charts and more. Additionally, users can analyze their profit and loss.
•
Profile. The profile page allows users to modify their general settings, such as language, theme, and quote settings. Users can also quickly provide feedback on product issues, contact customer service and access the help center. Additionally, users can participate in various activities and claim rewards.

Types of Accounts

While we also partner with other clearing agents, we cooperate with Interactive Brokers to execute, settle and clear a small portion of the trades of the U.S. and Hong Kong stocks and other financial instruments, and to comply with certain federal, state and other laws, as discussed in more details in Item 4.B “Business Overview-Our Core Products and Services-Revenue Models.” There are two main account types on our platform, consolidated accounts and fully disclosed accounts, depending on the cooperative model with our clearing agents.

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

Pursuant to the agreement with our clearing agent, Interactive Brokers, we receive a portion of commission fees paid by our customers every time Interactive Brokers executes and clears a trade order. For consolidated accounts, we receive commission and pay a pre-determined portion to Interactive Brokers and other clearing partners as execution and clearing fees. In the meantime, we also use TradeUP Securities, one of our subsidiaries with clearing license to execute and clear client trades and pay a pre-determined portion to corresponding clearing counterparties. For fully disclosed accounts, every time Interactive Brokers executes and clears a trade, it collects the commission, deducts the execution and clearing fees and returns the rest of the commission fees to us.

Customers can also trade on margin and short sell securities on our trading platform. The minimum deposit that customers must have to open and maintain a margin account so as to conduct margin trading and securities borrowing and lending transactions is currently set by Interactive Brokers for fully disclosed account at US$2,000. The margin loan or funding is offered by our platform for consolidated account customers and by Interactive Brokers for fully disclosed account customers. We generate interest income arising from margin financing offered by us to consolidated account customers and earn financing service fees related to the margin financing provided by Interactive Brokers to our customers.

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

Institutional and Corporate Services

In 2023, we continued to expand a number of innovative services in order to attract new customers as well as to serve existing customers whom we expect to have a greater chance of cross-selling products or services. We provide ESOP management services to soon-to-be listed and listed companies which enable them and their employees to manage their equity incentive schemes in a convenient and simplified manner. Our customer representatives work together with these companies to build a repository of equity incentive awards in our proprietary ESOP management system. We then help companies manage the vesting and exercise of their equity incentive awards as well as educating company employees about ESOP. Overall, we have worked with over 535 corporate clients by the end of the year of 2023, including 30 new clients added in the fourth quarter of 2023.

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

In 2023, the Company participated in 24 Hong Kong IPOs, and underwriting five of the top ten companies in terms of funds raised in Hong Kong IPOs. Additionally, among the pre-filed US-listed companies in 2023, it acted as the lead underwriter for four companies, securing the top spot in terms of quantity. Since venturing into investment banking, the Company has participated in underwriting over 150 companies for listings in Hong Kong and the US, leading the industry in both quantity and recognition.

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

Asset Management and Wealth Management Services

Our asset management and wealth management segment sustained robust growth in 2023, aligning with our expanded global footprint. By the fourth quarter's end, assets under management (AUM) surged by 420.9% year-over-year, accompanied by a 163.9% increase in our client base.

Tiger Vault, our wealth management service, gained traction worldwide with its unique features such as a minimal US$1 investment threshold, high liquidity, and attractive yields. This led to a surge in activated accounts and increased investor recognition. In Singapore, our Fund Mall further supported AIP and facilitated the investment process, enabling customers to invest in Singapore dollar-denominated funds directly from their bank accounts. We introduced new fund rankings, enhancing the efficiency of fund selection with themed lists such as "most consistent performers," "top traded funds," and "best performing funds." Furthermore, we redesigned the wealth management interface within the Tiger Trade app, enhancing the "Wealth" page to provide comprehensive displays of our wealth management products across various asset classes.

Our commitment to meeting diverse risk appetites and investment needs led us to expand our product offerings in 2023. This included the introduction of a US Treasury trading service, offering over 360 types and maturities of US Treasury products, as well as the launch of fixed coupon notes (FCNs) to cater to the asset allocation needs of professional investors. Moreover, we introduced several educational initiatives designed to inform investors about the ever-changing landscape of financial investment products in an engaging manner.

On the institutional front, we launched a one-stop wealth management solution for major financial advisory firms and wealth management entities in Singapore. Addressing the industry's current pain points such as complex client onboarding requirements, cumbersome account opening processes, limited trading options, and low transaction settlement efficiency, Tiger introduced its next-generation Turnkey Asset Management Platform (TAMP). This platform offers flexible account structures, fully online account opening, multi-market and multi-asset trading, extensive analysis and trading tools, and diversified reporting.

Supported by a team with rich experience in business and services, our integration of cutting-edge technology with human expertise has solidified our position as a trusted partner, reinforcing our competitive stance within the financial sector.

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
•
Investor education. We have developed “Tiger Academy,” which is a set of educational programs designed to target customers with a variety of experience levels trading in stocks and other financial instruments. Our educational programs include basic rules and processes of trading, fundamental analysis methods and technical analysis methods. We offer online lectures and live video programs produced in-house covering a variety of topics.
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

As of December 31, 2022 and 2023, the aggregate of account balance amounted to US$14.0 billion and US$30.6 billion, respectively. Our customers can open and activate trading accounts through our APP which can be downloaded for free from APP stores or through our website. After filling in personal information online, our customers are required to complete a series of questions and upload various documents to verify their identity and assess potential risks.

We have experienced significant growth in both number of customers and trading volume due to our reliable and secure trading platform, comprehensive brokerage and value-added services and superior user experience. The total customer accounts increased from 18,697 as of March 31, 2016 to 2,195,705 as of December 31, 2023, representing a compounded quarterly growth rate of 16.6%. The daily average trading volume increased from US$22.7 million during the first quarter of 2016 to US$1,277.6 million during the fourth quarter of 2023, representing a compounded quarterly growth rate of 13.9%.

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

We focus on investing in cost-effective marketing initiatives and regularly evaluating the effectiveness of various marketing channels to optimize the allocation of our marketing resources. All customer acquisitions are tracked and analyzed based on profitability on a regular basis so that adjustments can quickly be made to our marketing efforts. We focus on continuously improving the quality of our products and services as we believe satisfied customers are more likely to recommend our trading platform to other potential customers. We incurred marketing and branding expenses of US$59.3 million, US$33.1 million and US$20.9 million in 2021, 2022 and 2023, respectively, accounting for 22.4%, 14.7% and 7.7%, respectively, of total revenues for the same periods.

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

Customer Support

We take pride in the level and quality of customer services we provide. We have a dedicated team of customer support personnel that handles customer inquiries about our trading platform via phone call and online message. Our business and customer support team consisted of 168 employees as of December 31, 2023 and operates for around 20 hours every trading day to serve our customers across the world.

We implement stringent internal policies and training programs regulating how our customer representatives communicate with and serve our customers. Our compliance team also regularly monitors communications between our customer representatives and customers to maximize the level of satisfaction from our customers.

Our Technology and Infrastructure

Our proprietary technology is critical to our goal of providing the most user-friendly trading experience at the best value to our customers. Over the past eight years, we have developed an integrated trading platform to create an efficient conduit for the global flow of capital across securities on electronic exchanges around the world, while at the same time maintaining one of the lowest fee schemes in the industry. We strongly believe in developing and continuing to enhance our proprietary technology to adapt quickly to the changing environment and regulatory change of our industry and to take advantage of opportunities presented by new exchanges or new product lines ahead of our competitors.

Trading Platform Interface

Our trading platform allows our customers to execute trades in an efficient, secure, reliable and user-friendly manner. Customer trades are both automatically captured and reported in real time to our trading platform. Users can search for and download our trading platform on APP stores through their mobile devices, or simply trade on our website. It generally takes less than five minutes to register and submit the application required to open an account on our platform. Once our customers open accounts on our platform, they will be directed to link a payment method for making deposits into their accounts. We perform biweekly updates to our trading platform and had updated over 150 versions.

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

Research and Development

We develop our proprietary trading platform, back-end technology and CRM system internally and consider our expertise in the rapid development and deployment of new trading technology as one of our core strengths. We have a team of experienced engineers. The supervisors in charge of our research and technology department all graduated from prestigious universities and worked at well-established Internet and software companies before joining us. As of December 31, 2023, we have 495 staff members engaged in research and development-related work. Substantially all of them have a bachelor’s degree or above.

Our company is technology-focused, and our management team is technology-savvy. While a large number of members of the management team participate in writing detailed program specifications for new applications, and our senior executives personally track progress on programming projects, this enables us to prioritize key initiatives and achieve rapid turn-around on new projects.

Our current research and development efforts are focused on developing and improving, among other things, our trading capabilities, infrastructure technologies and customer data analysis technologies. To achieve optimal performance from our trading platform, we are regularly upgrading new versions, evaluating platform performance and performing quality assurance testing procedures.

Risk Management

Our business activities expose us to various risks. Identifying, measuring and managing risks are critical to minimizing damages to our business, operations and financial condition. Our compliance and legal departments work together with management to identify and manage risks. We have implemented policies and procedures for identifying, measuring and managing risks, which include establishing threshold levels for our most significant risks. Our business exposes us to four broad categories of risks: customer-related risks, trading-related risks, operational risks as well as cyber and information security risks. We are also subject to other risks that could affect our business, financial condition, operations or cash flows in future periods. For additional information, please see Item 3.D “Risk Factors-Risks Related to Our Business and Industry-We may fail to update our risk management policies and procedures as needed and such policies and procedures may otherwise be ineffective, which may expose us to unidentified or unexpected risks.”

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
•
Regulatory compliance. Our subsidiary, Wealthn LLC, is a registered investment advisor and an NFA member as well as commodity pool operator and registered commodity trading advisor in the United States. Our subsidiaries, both US Tiger Securities, Inc. and TradeUP Securities, are registered broker-dealers with the SEC and a member of FINRA and SIPC in the United States. Our Singapore subsidiary - Tiger Brokers (Singapore) Pte Ltd (“Tiger Brokers SG”) is a capital markets services license holder regulated by the MAS and an exempt financial adviser under the Financial Advisers Act, 2001 of Singapore. Tiger Brokers SG is also a Clearing Member and Depository Agent of The Central Depository (Pte) Limited as well as Trading Member of Singapore Exchange Securities Trading and Singapore Exchange Derivatives Trading. Our Hong Kong subsidiary, Tiger Brokers (HK) Global Limited is a licensed corporation of SFC holding Type 1 (“Dealing in Securities”), Type 2 (“Dealing in Futures Contracts”), Type 4 (“Advising on Securities”), Type 5 (“Advising on Futures Contracts”) licenses and Type 9 (“Asset Management”). Our Australian subsidiary, Fleming, holds an Australian financial services license. Our Hong Kong subsidiaries, Kastle Limited is a licensed trust and company service provider and is a Trust Company under section 78(1) of the Trustee Ordinance (Cap. 29), Tung Chi Consulting Limited is a licensed insurance broker. For consolidated accounts, we carry out customer due diligence of our customers before establishing any relationship or conducting any transaction, pursuant to the anti-money laundering rules and regulations in New Zealand. See Item 3.D “Risk Factors-Risks Related to Our Business and Industry-We face risks related to our status as an anti-money laundering reporting entity in New Zealand and if the Financial Markets Authority finds fault with our AMLCFT programs and engages in enforcement actions against us, our business and reputation may be adversely affected.” We, as well as our clearing agents, conduct ongoing customer due diligence and account monitoring as well as other internal controls procedures to comply strictly with applicable rules in relevant jurisdictions. For fully disclosed accounts, our primary clearing agent Interactive Brokers takes the main responsibilities of verifying customers’ identities and other regulatory compliance in the United States.
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
•
Liquidity risk. Liquidity risk is the risk of losses resulting from the inability to meet current and future cash flow needs. US Tiger Securities, Inc. and TradeUP Securities must comply with the SEC’s net capital requirements, by which its current financial health is measured by assessing its liquidity against the risks where it has exposure. At all times US Tiger Securities, Inc. and TradeUP Securities must maintain the net capital requirements, at a level equal to, or greater than, the prescribed minimum capital. US Tiger Securities, Inc. and TradeUP Securities must maintain a minimum net capital requirement in compliance with the SEC Rule 15c3-1 as well as comply with the SEC Rule 17a-11 and the “early warning levels” for net capital requirements contained therein. Tiger Brokers SG is a capital markets services license holder under the Securities and Futures Act 2001 of Singapore (the “SFA”) for (I) dealing in capital markets products that are securities, collective investment schemes, and exchange-traded derivatives contracts; (II) product financing; and (III) providing custodial services, and an exempt financial adviser under the Financial Advisers Act 2001 of Singapore (the FAA) for advising on investment products and issuing or promulgating analyses/reports on investment products that are securities, collective investment schemes, and exchange-traded derivatives contracts. It is also currently in the process of applying for a license under the Payment Services Act 2019, has not commenced any business in any “payment services” as defined under that Act. It is subject to regulation by the Monetary Authority of Singapore (“MAS”). Under the SFA, there is a requirement to maintain sufficient capital (“CAR”) as part of its condition to operate the business in Singapore. CAR is calculated using a risk-based capital approach. For Tiger Brokers SG, the minimum base capital requirement is SGD 5 million and, in addition, the firm is required to analyze its operational risk and determine further capital requirement according to the risk the business faces. Its financial resources (which definition includes its base capital) cannot fall below its total risk requirement (i.e. the amount required to address risks arising from its activities), and in the case that its financial resources fall below 120% of its total risk requirement, it is required to immediately notify the MAS of this fact.
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

Cyber and Information Security Risks

We are exposed to malicious technological attacks intended to impact the confidentiality, availability or integrity of our systems and data, including sensitive customer data. Our technology team relies on a layered system of preventive and detective technologies, practices and policies to detect, mitigate and neutralize cyber security threats. Secure access to our customers’ information and other confidential information is paramount to our business success. We therefore maintain strict internal practices, procedures and controls enabling us to better protect our customers’ personal information, such as providing different levels of access rights. We use hardware security machines to encrypt sensitive customer information in our CRM system. Access to our information system is granted to employees on an as-needed basis. We deploy advanced firewall technologies to restrict inappropriate access to our hosting facilities. We frequently monitor our APP, websites and critical servers for any cyberattacks or data breaches. See “Item 3. Key Information – Certain Risks Related to Our Chinese Operations and Operating Structure –If we fail to protect customer data and privacy, our reputation, financial condition and results of operations will be materially and adversely affected” and Item 3.D “Risk Factors – Risks Related to Our Business and Industry – We may fail to protect our platform from cyber-attacks, which may adversely affect our reputation, customer base and business.”

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

As of March 31, 2024, we had obtained 13 design patents and 9 invention patents, and had submitted 31 additional patent applications in China. As of March 31, 2024, we had registered 259 trademarks and had about 27 additional trademark applications in China. We had also obtained trademarks in jurisdictions such as Hong Kong, Singapore, Malaysia, EU, Indonesia, India, Philippines, Thailand, Australia and New Zealand, and submitted trademark applications in various jurisdictions. As of March 31, 2024, we had registered about 166 software copyrights and 12 artwork copyrights in China.

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

Insurance

Our New Zealand subsidiaries, Tiger Brokers (NZ) Limited and Tiger Fintech (NZ) Limited, have in place professional indemnity insurance and directors’ and officers’ liability insurance, each of which has a limit of indemnity of NZ$1 million and NZ$1 million respectively and covers worldwide (excluding the U.S. and Canada) jurisdictions and territories.

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

Legal Proceedings

As the date of this report, except for the litigation disclosed in Item 3.D “Risk Factors,” we are not a party to, and we are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a significant effect on our financial position or profitability, nor have we experienced any incident of non-compliance which, in the opinion of our directors, is likely to have a significant effect on our financial position or profitability.

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

Financial service providers are required to be members of an approved dispute resolution scheme if they provide financial services to retail customers. Both companies are registered with Financial Services Complaints Limited (“FSCL”). A customer is entitled to raise a complaint directly with FSCL. If this occurs, FSCL will work with the customer and the provider with the aim to reach agreement on any complaints regarding the provision of a financial service. If an agreement cannot be achieved, FSCL will make a decision on the complaint which is binding on the provider. The services provided by FSCL are free of charge for customers.

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

Singapore Regulations Relating to Securities and Futures Brokerage Business

Tiger Brokers SG is a capital markets services license holder under SFA for (I) dealing in capital markets products that are securities, collective investment schemes, and exchange-traded derivatives contracts; (II) product financing; and (III) providing custodial services, and an exempt financial adviser under the Financial Advisers Act 2001 of Singapore (the FAA) for advising on investment products and issuing or promulgating analyses/reports on investment products that are securities, collective investment schemes, and exchange-traded derivatives contracts. Under the SFA, there is a requirement to maintain sufficient capital (“CAR”) as part of its condition to operate the business in Singapore. CAR is calculated using a risk-based capital approach. For Tiger Brokers SG, the minimum base capital requirement is SGD 5 million and, in addition, the firm is required to analyze its operational risk and determine further capital requirement according to the risk the business faces. Its financial resources (which definition includes its base capital) cannot fall below its total risk requirement (i.e. the amount required to address risks arising from its activities), and in the case that its financial resources fall below 120% of its total risk requirement, it is required to immediately notify the MAS of this fact. Tiger Brokers SG minimally maintain at least 25% above the actual CAR requirement as a precaution against any sudden turn in the business environment.

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

Hong Kong Regulations Relating to Securities and Futures Brokerage Providers

Tiger Brokers HK is a licensed corporation of the Securities and Futures Commission of Hong Kong (“SFC”) holding Type 1 (“Dealing in Securities”), Type 2 (“Dealing in Futures Contracts”), Type 4 (“Advising on Securities”), Type 5 (“Advising on Futures Contracts”) and Type 9 (“Asset Management”) licenses.

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

Regulations Relating to Tax

New Zealand Regulations on Tax

New Zealand imposes income tax on the worldwide income of New Zealand tax residents, and also on all income that is treated as having a New Zealand source for New Zealand income tax purposes derived by non-New-Zealand tax residents. New Zealand does not currently have an express capital gains tax (although such a tax has been considered by various policy makers). The concept of income for New Zealand income tax purposes includes amounts that may be viewed as capital in some other jurisdictions, and in some cases includes deemed or attributable income that may not correlate in terms of timing or quantum with monetary receipts or actual economic gains.

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

Dividends paid by a New Zealand tax resident company may be subject to withholding tax. The rate of withholding tax for dividends paid to a shareholder which is not a New Zealand tax resident is up to 30%. It is possible in certain circumstances for a New Zealand tax resident company to pay a supplementary dividend that effectively eliminates the monetary effect of non-resident withholding tax on dividends paid to foreign shareholders who hold a less than 10% interest, where and to the extent, the dividend is fully imputed. No withholding tax or income tax is usually payable when dividends are paid between companies that are both New Zealand tax resident and members of the same wholly owned group of companies, or where a cash dividend with full imputation credits attached is paid to a non-resident who holds at least 10% direct ownership interest of the dividend paying company.

The rate of tax imposed on taxpayers who are tax resident in a jurisdiction that New Zealand has entered into a double tax agreement with may have the rate of New Zealand tax, whether income tax or withholding tax, imposed on them reduced by the terms of that double tax agreement.

New Zealand also imposes goods and services tax, or GST, on supplies deemed to be made in New Zealand of most goods and services. The rate of GST is usually 15%. GST is also imposed on certain imports of goods and services into New Zealand. Certain supplies such as financial services, as defined, are generally exempt from GST. Goods consumed outside of New Zealand and services supplied to non-resident located outside New Zealand at the time the services are performed, and services physically performed outside New Zealand (excluding remote services) supplied to a New Zealand GST registered person, are generally subject to GST at a reduced rate of 0%.

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

The New Zealand Government has made international commitments to implement the CRS in full accordance with the CRS and also the commentary to the CRS with supplements of the aforementioned due diligence and reporting measures. Therefore, both the CRS and the CRS commentary have been directly incorporated into New Zealand law, subject to certain modifications set out in the Tax Administration Act 1994, and the CRS started to apply in New Zealand from July 1, 2017. Further, New Zealand has adopted different standards of due diligence and reporting requirements for different financial accounts. A pre-existing individual account that is a cash value insurance contract or an annuity contract is not required to be reviewed, identified or reported, provided the reporting financial institution is effectively prevented by law from selling such contract to residents of a reportable jurisdiction while the procedures also vary with the value of the accounts.

Our New Zealand entities, Tiger Brokers (NZ) Limited and Tiger Fintech (NZ) Limited, as New Zealand financial institutions, are required to annually report, with the coverage of the year ended March 31, the account and identity information of account holders that are reportable persons to the New Zealand Inland Revenue Department. This will be exchanged with the person’s jurisdiction(s) of tax residence if New Zealand has an AEOI agreement to provide this information to that jurisdiction or those jurisdictions, and the information about certain individual accounts that the CRS refers to as being “undocumented accounts” where the institution has not been able to identify the person’s tax residency. We have completed all required CRS disclosure reports to the New Zealand Inland Revenue Department.

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

PRC Regulations on Enterprise Income Tax

Under the Enterprise Income Tax Law of the PRC, or the EIT Law, which became effective on January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, and its implementing rules, enterprises are classified as resident enterprises and non-resident enterprises. PRC resident enterprises typically pay enterprise income tax at the rate of 25%, while non-PRC resident enterprises without any branches in the PRC pay an enterprise income tax in connection with their income from the PRC at the tax rate of 10%. An enterprise established outside China but with its “de facto management body” located within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define “de facto management body” as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

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

PRC Value-Added Tax

Pursuant to the Provisional Regulation of the PRC on Value-Added Tax issued by the State Council, effective on January 1, 1994, which was amended on November 10, 2008, February 6, 2016 and on November 19, 2017, or the Provisional Regulation, and its Implementing Rules, all entities and individuals that are engaged in the sale of goods, the provision of processing, repairs and installation services, sales of services, intangible assets, real property and the importation of goods in the PRC are required to pay a valued-added tax, or VAT. According to the Provisional

Regulation, the generally applicable VAT rates are simplified as 17%, 11%, 6% and 0%, and the VAT rate applicable to the small-scale taxpayers is 3%.

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

As of the date of this annual report, most of our entities were subject to the valued-added tax at the rate of 6% for services provided as of December 31, 2023.

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

The following discussion includes certain forward-looking statements. Actual results may differ materially from those discussed in such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this annual report, including in “Item 5.G. Safe Harbor”, “Item 3. Key Information – Certain Risks Related to Our Chinese Operations and Operating Structure”, and “ Item 3.D. Risk Factors.”

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

We have achieved substantial growth since we launched our platform in August 2015. Our total revenues were US$264.5 million, US$225.4 million and US$272.5 million in 2021, 2022 and 2023, respectively. We generated net income of US$14.7 million and US$33.0 million in 2021 and 2023, respectively, and recorded net losses of US$2.3 million in 2022.

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

The Company is exposed to the risks and complexities inherent in doing business in international markets, some of which, such as those associated with an uncertain regulatory environment. Restrictive regulations or government intervention in any of the regions in which we operate (including China, Singapore, Hong Kong and the United States) and the interaction thereof could impact the conduct of security transactions and affect our business.

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

Key Components of Results of Operations

Revenues

Our revenues consist of commissions, financing service fees, interest income, and other revenues. The following table sets forth the breakdown of our total revenues, both in absolute amount and as a percentage of our total revenues, for the years indicated:

	For the years ended December 31,
	2021		2022		2023
	US$	%	US$	%	US$	%
	(in thousands except for percentages)
Revenues:
Commissions	147,199	55.7	108,118	48.0	92,594	34.0
Financing service fees	9,269	3.5	7,903	3.5	12,179	4.4
Interest income	70,335	26.6	85,150	37.8	149,291	54.8
Other revenues	37,685	14.2	24,195	10.7	18,444	6.8
Total revenues	264,488	100.0	225,366	100.0	272,508	100.0
Interest expense	(18,379)	(6.9)	(18,669)	(8.3)	(46,958)	(17.2)
Total net revenues	246,109	93.1	206,697	91.7	225,550	82.8

Commissions

We earn commissions from the brokerage services we deliver for customers’ fully disclosed accounts and consolidated accounts. See Item 4.B “Business Overview-Our Core Products and Services-Brokerage Services-Types of Accounts.” We charge commission fees based on the amount of transaction volume, or the number of shares, lots or contracts in each order, which generally vary in accordance with the type of products or services, timing of account activation, eligibility for discounts and other factors. In 2021, 2022 and 2023, the average rate of commissions over trading volume was 0.0364%, 0.0335% and 0.0315%, respectively, which is the ratio of the total commissions to the total trading volume in the same period. The decrease in the average commission rates was primarily due to the lower commissions resulting from the decreased trading volume in the past two years.

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

Financing service fees

Financing service fees include fees Interactive Brokers paid to us regarding the margin financing and securities borrowing and lending activities provided by Interactive Brokers to our fully disclosed account customers for trading purposes. We generally charge a specific rate above the interest rate of the margin loan or funding from the clearing agents. In 2021, 2022 and 2023, the average annualized rate of financing service fees over the average balance of the margin loans provided by the clearing agents was 0.67%, 1.65% and 3.18%, respectively. The increase of financing service fees in 2023 compared with 2022 was primarily due to increasing federal benchmark rates in 2023.

Interest income

We earn interest income from margin financing and securities borrowing and lending activities we provided to our consolidated account customers for trading purposes. In 2021, 2022 and 2023, the average annualized rate of our margin financing and our securities borrowing and lending activities provided by us to the consolidated account customers on our platform was 5.97%, 6.86% and 8.16%, respectively. The increase of interest income in 2023 compared with 2022 was primarily due to the increasing federal benchmark rates in 2023.

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

Operating Cost and Expenses

The following table sets forth our operating cost and expenses, both in absolute amount and as a percentage of total revenues, for the years indicated:

	For the years ended December 31,
	2021		2022		2023
	US$	%	US$	%	US$	%
	(in thousands except for percentages)
Execution and clearing	31,144	11.8	15,608	6.9	9,084	3.3
Employee compensation and benefits (including share-based compensation)	87,160	33.0	101,749	45.1	100,751	37.0
Occupancy, depreciation and amortization	6,135	2.3	9,013	4.0	9,387	3.4
Communication and market data	22,121	8.4	27,138	12.0	30,831	11.3
Marketing and branding	59,265	22.4	33,122	14.7	20,860	7.7
General and administrative	22,706	8.6	18,333	8.2	21,791	8.0
Total operating cost and expenses	228,531	86.5	204,963	90.9	192,704	70.7

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

	For the years ended December 31,
	2021		2022		2023
	US$	%	US$	%	US$	%
	(in thousands except for percentages)
Total revenues	264,488	100.0	225,366	100.0	272,508	100.0
Interest expense	(18,379)	(6.9)	(18,669)	(8.3)	(46,958)	(17.2)
Total net revenues	246,109	93.1	206,697	91.7	225,550	82.8
Total operating cost and expenses	(228,531)	(86.5)	(204,963)	(90.9)	(192,704)	(70.7)
Other income	1,476	0.6	298	0.1	13,148	4.8
Income before income taxes	19,054	7.2	2,032	0.9	45,994	16.9

Cybersecurity

For the years ended December 31, 2021, 2022 and 2023, US$0.4 million, US$0.4 million and US$0.6 million of cybersecurity mitigation costs have been expensed (excluding labor costs), respectively. There were no costs due to cybersecurity incidents in 2021, 2022 and 2023, nor was there any impact of cybersecurity incidents on our reportable segments.

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

New Zealand

Our subsidiaries incorporated in New Zealand are subject to an income tax rate of 28% for taxable income earned in New Zealand. Dividends between members of the same wholly owned group are exempt income and therefore are not subject to withholding tax rules.

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

Australia

Our subsidiaries located in Australia are subject to an income tax rate of 30% for taxable income earned in Australia.

United States

Our subsidiaries incorporated in the United States are subject to a federal income tax rate of 21% for taxable income earned in the USA. Taxable income apportioned to New York, New York City, and New Jersey is also subject to tax at statutory tax rates of 6.5%, 8.85%, and 11.5%, respectively.

China

Our PRC subsidiaries and the VIEs, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards, the EIT Law. Under the EIT Law, the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. In addition, the EIT Law and its implementing rules permit qualified “State-encouraged High-new Technologies Company,” or the HNTE, to enjoy a reduced 15% EIT rate. The HNTE certificate is effective for a period of three years. Certain PRC subsidiaries, VIEs and VIEs’ subsidiaries, including Beijing U-Tiger Business, Beijing Yixin and Beijing U-Tiger Network, are qualified HNTEs and enjoy a reduced income tax rate of 15% for the three years presented, and Hangzhou U-Tiger, Guangzhou U Tiger and Beijing Xiangshang are qualified HNTEs and enjoy a reduced income tax rate of 15% for the years ended December 31, 2022 and 2023. An entity could re-apply for the HNTE certificate when the prior certificate expires. Historically, all companies successfully re-applied for the certificates when the prior once expired. Our other subsidiaries are subject to income tax rate of 25%, according to EIT Law.

In addition, most of our PRC subsidiaries, the VIEs and VIEs’ subsidiaries are subject to value-added taxes, or VAT, on the services they provide at the rate of 6%, plus related surcharges, less any deductible VAT they have already paid or borne.

The related enterprise income tax law also imposes a withholding income tax on dividends distributed by a foreign investment enterprise (“FIE”) to its immediate holding company outside of the PRC. According to the arrangement between Chinese mainland and HKSAR, dividends paid by an FIE in Chinese mainland to its immediate holding company in HKSAR will be subject to withholding tax at a rate of no more than 5%. Dividends paid from US subsidiaries to their parent company of the US companies is incorporated are subject to US withholding tax at a rate of 30%. Cash dividends paid by a New Zealand incorporated company is subject to 5% withholding under the New Zealand-Singapore Double Tax Agreement. See “Item 3. Key Information – Certain Risks Related to Our Chinese Operations and Operating Structure – We may not be able to obtain certain tax benefits for dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiaries.”

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

	For the years ended December 31,
	2021		2022		2023
	US$	%	US$	%	US$	%
	(in thousands except for percentages)
Consolidated results of operations
Revenues:
Commissions	147,199	55.7	108,118	48.0	92,594	34.0
Financing service fees	9,269	3.5	7,903	3.5	12,179	4.4
Interest income	70,335	26.6	85,150	37.8	149,291	54.8
Other revenues	37,685	14.2	24,195	10.7	18,444	6.8
Total revenues	264,488	100.0	225,366	100.0	272,508	100.0
Interest expense	(18,379)	(7.0)	(18,669)	(8.3)	(46,958)	(17.2)
Total net revenues	246,109	93.1	206,697	91.7	225,550	82.8
Operating cost and expenses:
Execution and clearing	(31,144)	(11.8)	(15,608)	(6.9)	(9,084)	(3.3)
Employee compensation and benefits (including share-based compensation)	(87,160)	(33.0)	(101,749)	(45.1)	(100,751)	(37.0)
Occupancy, depreciation and amortization	(6,135)	(2.3)	(9,013)	(4.0)	(9,387)	(3.4)
Communication and market data	(22,121)	(8.4)	(27,138)	(12.0)	(30,831)	(11.3)
Marketing and branding	(59,265)	(22.4)	(33,122)	(14.7)	(20,860)	(7.7)
General and administrative	(22,706)	(8.6)	(18,333)	(8.2)	(21,791)	(8.0)
Total operating cost and expenses	(228,531)	(86.5)	(204,963)	(90.9)	(192,704)	(70.7)
Other income:	1,476	0.6	298	0.1	13,148	4.8
Income before income taxes	19,054	7.2	2,032	0.9	45,994	16.9
Income tax expenses	(4,363)	(1.6)	(4,289)	(1.9)	(12,987)	(4.8)
Net income (loss)	14,691	5.6	(2,257)	(1.0)	33,007	12.1
Add non-GAAP adjustments
Share-based compensation	13,370	5.1	14,214	6.3	10,147	3.7
Impairment loss from equity investments	600	0.2	648	0.3	—	—
Fair value change from convertible bonds	(4,195)	(1.6)	—	—	—	—
Adjusted Non-GAAP Net income	24,466	9.3	12,605	5.6	43,154	15.8

For discussion of 2021 and 2022 results, refer to the disclosures set forth under the heading “Item 5. Operating and Financial Review and Prospects – A. Operating Results” in our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 26, 2023 and available on the internet site maintained by the SEC at www.sec.gov.

Year ended December 31, 2023 compared with year ended December 31, 2022

Revenues

Total revenues increased by 20.9% from US$225.4 million in 2022 to US$272.5 million in 2023. This increase was primarily due to the increase of US$64.1 million in interest income, which benefited from the high interest rate environment.

Commissions. Commissions were US$92.6 million in 2023, a 14.4% decrease from US$108.1 million in 2022, driven by a decrease in trading volume and market activities. Our trading volume decreased from US$323.2 billion in 2022 to US$294.2 billion in 2023.

Financing service fees. Financing service fees were US$12.2 million in 2023, an increase of 54.1% from US$7.9 million in 2022, primarily due to increased interest rates. Financing service fees from margin financing activities increased by 58.8% from US$7.0 million in 2022 to US$11.1 million in 2023, which was mainly attributable to the increased interest rate. Financing service fees from securities lending activities increased by 19.0% from US$0.9 million in 2022 to US$1.1 million in 2023, which was mainly attributable to the increased interest rate.

Interest income. Interest income was US$149.3 million in 2023, up 75.3% from US$85.2 million in 2022. This was primarily due to increased interest rates and the increase in interest income from bank deposits. Interest income from securities lending activities increased by 74.1% from US$39.5 million in 2022 to US$68.7 million in 2023, which was mainly attributable to increased interest rates. Interest income from margin financing activities increased by 42.3% from US$36.8 million in 2022 to US$52.3 million in 2023, which was mainly attributable to increased interest rates.

Other revenues. Other revenues were US$18.4 million in 2023, a decrease of 23.8% from US$24.2 million in 2022. The decrease was primarily due to the decrease in IPO distribution incomes.

Interest expense. Interest expense was US$47.0 million, an increase of 151.5% from US$18.7 million in 2022 due to increased interest rates.

Operating cost and expenses

Total operating cost and expenses decreased by 6.0% from US$205.0 million in 2022 to US$192.7 million in 2023, due to decreases in marketing and branding expense and execution and clearing expense, partially offset by increases in communication and market data expenses.

Execution and clearing. Execution and clearing expenses were US$9.1 million in 2023, a decrease of 41.8% from US$15.6 million in 2022. This decrease was primarily due to more self-clearing of US and HK equities and lower trading volume.

Employee compensation and benefits. Employee compensation and benefits expenses were US$100.8 million in 2023, a slight decrease of 1.0% from US$101.7 million in 2022.

Occupancy, depreciation and amortization. Occupancy, depreciation and amortization expenses were US$9.4 million in 2023, an increase of 4.1% from US$9.0 million in 2022, due to increased rent.

Communication and market data. Communication and market data expenses were US$30.8 million in 2023, an increase of 13.6% from US$27.1 million in 2022. This increase was due to increased technology and infrastructure investments.

Marketing and branding. Marketing and branding expenses were US$20.9 million in 2023, a decrease of 37.0% from US$33.1 million in 2022. As we slowed down marketing campaign due to weaker global capital markets.

General and administrative. General and administrative expenses were US$21.8 million in 2023, an increase of 18.9% from US$18.3 million in 2022. This increase was primarily due to higher expense related to professional service fee and consulting expense in 2023.

Income before income taxes

We had a profit before income taxes of US$46.0 million in 2023, compared with US$2.0 million in 2022. The increase was primarily due to the increase of interest income of total revenues and the decrease in execution and clearing expenses and marketing and branding expenses of total operating cost and expenses in 2023.

Income tax expense

We had income tax expense of US$13.0 million in 2023, compared with income tax expense of US$4.3 million in 2022, primarily due to the 2163.7% year-over-year increase in our income before income tax expense.

Net income

As a result of the foregoing, our net income was US$33.0 million in 2023, as compared to a net loss of US$2.3 million in 2022.

Adjusted net income, which excluded share-based compensation, fair value change from convertible bonds and impairment loss from equity investments, was US$43.2 million in 2023, as compared to US$12.6 million in 2022. See “Non-GAAP Financial Measure” for more information. See Item 5.A “Operating Results - Non-GAAP Reconciliations.”

Foreign Currency Fluctuations

Substantially all of our revenues are denominated in U.S. dollars and Hong Kong dollars and our expenses are denominated in Renminbi and U.S. dollars. We have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, our results of operations and financial condition will be affected by the exchange rate between U.S. dollar and Hong Kong dollar as well as between U.S. dollar and Renminbi because a substantial portion of our operating costs and expenses is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars. We may seek to reduce the currency risk by entering into foreign currency instruments. We did not have any currency hedging instruments as of December 31, 2021, 2022 and 2023, however management monitors movements in exchange rates closely. Also see Item 3.D “Risk Factors” and Item 11 “Quantitative and Qualitative Disclosures About Market Risk.”

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

Tiger Brokers SG is a capital markets services license holder under Chapter 289 of SFA for (I) dealing in capital markets products that are securities, collective investment schemes, and exchange-traded derivatives contracts; (II) product financing; and (III) providing custodial services, and an exempt financial adviser under the Financial Advisers Act, Chapter 110 of Singapore (the FAA) for advising on investment products and issuing or promulgating analyses/reports on investment products that are securities, collective investment schemes, and exchange-traded derivatives contracts. It is also currently in the process of applying for a license under the Payment Services Act 2019, has not commenced any business in any “payment services” as defined under that Act. It is subject to regulation by the Monetary Authority of Singapore (“MAS”). Under the SFA, there is a requirement to maintain sufficient capital (“CAR”) as part of its condition to operate the business in Singapore. CAR is calculated using a risk-based capital approach. For Tiger Brokers SG, the minimum base capital requirement is SGD 5 million and, in addition, the firm is required to analyze its operational risk and determine further capital requirement according to the risk the business faces. Its financial resources (which definition includes its base capital) cannot fall below its total risk requirement (i.e., the amount required to address risks arising from its activities), and in the case that its financial resources fall below 120% of its total risk requirement, it is required to immediately notify the MAS of this fact.

To date, we have financed our operating and investing activities through net proceeds from our securities offerings, cash generated from operating activities and historical equity financing activities. As of December 31, 2022 and 2023, our cash and cash equivalents were US$277.7 million and US$322.6 million, respectively. Our cash and cash equivalents primarily consist of cash on hand, demand deposits with financial institutions, term deposits with an original maturity of three months or less and highly liquid investments, which are unrestricted for withdrawal or use, and which have original maturities of three months or less. We believe our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and material cash requirements for over the next 12 months. In the long term, beyond the next 12 months, we may decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, or at all.

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

Cash flows

The following table sets forth a summary of our cash flows for the periods presented:

	For the years ended December 31,
	2021	2022	2023
	US$ (in thousands)
Summary Consolidated Statement of Cash Flows Data:
Net cash provided by (used in) operating activities	413,204	258,061	(6,566)
Net cash provided by (used in) investing activities	10,919	(3,612)	(7,751)
Net cash provided by financing activities	330,881	4,730	1,820
Increase (decrease) in cash and cash equivalents and restricted cash	755,004	259,179	(12,497)
Effect of exchange rate changes	(1,719)	(4,335)	(3,478)
Cash, cash equivalents and restricted cash at beginning of the year	947,600	1,700,885	1,955,729
Cash, cash equivalents and restricted cash at end of the year	1,700,885	1,955,729	1,939,754

Operating Activities

Net cash used in operating activities in 2023 was US$6.6 million, as compared to net income of US$33.0 million in 2023. The difference was primarily attributable to (i) an increase of US$249.2 million in financial instruments held at fair value in our trading accounts, (ii) an increase of US$109.0 million in receivables from customers due to the increase in margin financing activities, and (iii) a decrease of US$83.1 million in payables to customers resulting from the weaker global capital markets. This was positively impacted by (i) a decrease of US$415.1 million in receivables from brokers, dealers and clearing organizations resulting from the weaker global capital markets and (ii) the US$10.1 million recognized share-based compensation expenses resulting from the options granted to the management and employees.

Net cash provided by operating activities in 2022 was US$258.1 million, as compared to net loss of US$2.3 million in 2022. The difference was primarily attributable to (i) an increase of US$159.7 million in financial instruments held at fair value, (ii) an increase of US$77.2 million in receivables from brokers, dealers and clearing organizations resulting from an increase in our user base, and (iii) a decrease of US$32.2 million in payables to brokers, dealers and clearing organizations resulting from the decreased borrowed margin activities from brokers. This was positively impacted by (i) an increase of US$486.9 million in amounts payables to customers resulting from an increase in our user base, (ii) a decrease of US$19.8 million in receivables from customers due to the decrease in margin financing and securities lending activities, and (iii) the US$14.2 million recognized share-based compensation expenses resulting from the options granted to the management and employees.

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

Investing Activities

Net cash used in investing activities in 2023 was US$7.8 million, consisting primarily of (i) the purchase of term deposits and property, equipment and intangible assets of US$7.0 million, (ii) US$0.5 million in payment for long-term investments.

Net cash used in investing activities in 2022 was US$3.6 million, consisting primarily of the purchase of property, equipment and intangible assets of US$4.9 million, partially offset by maturity of term deposits of US$2.1 million.

Net cash provided by investing activities in 2021 was US$10.9 million, consisting primarily of maturity of term deposits US$33.1 million partially offset by the purchase of term deposits and property, equipment and intangible assets of US$22.4 million.

Financing Activities

Net cash provided by financing activities in 2023 was US$1.8 million, consisting primarily of proceeds of US$1.7 million received from redeemable non-controlling interests.

Net cash provided by financing activities in 2022 was US$4.7 million, consisting primarily of proceeds of US$4.4 million received from redeemable non-controlling interests.

Net cash provided by financing activities in 2021 was US$330.9 million, consisting primarily of net proceeds of US$175.4 from follow-on public offering and proceeds of US$154.9 million from issuance of convertible bonds.

Capital Expenditures

Our capital expenditures were primarily incurred for purchases of servers, equipment and software. Historically, the amount of our capital expenditures has been small. Our capital expenditures were US$5.0 million, US$4.9 million and US$2.8 million in 2021, 2022 and 2023, respectively. We intend to fund our future capital expenditures with our existing cash balance. We will continue to incur capital expenditures as needed to meet the expected growth of our business.

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

Our research and development expenses primarily consist of salaries and employee benefits, rental, and depreciation expenses related to the development of our proprietary trading platform, back-end technology and customer relationship management system. For the years ended December 31, 2021, 2022 and 2023, US$47.8 million, US$60.1 million and US$63.5 million of research and development costs have been expensed as incurred as the costs qualifying for capitalization have been insignificant.

D. Trend Information

Please refer to our disclosures set forth under Item 3.D “Risk Factors,” Item 4 “Information on the Company,” and elsewhere in this Item 5 “Operating and Financial Review and Prospects” for information regarding the material risks, business developments and strategies, factors, and trends that are most likely to affect our business and results of operations through 2023.

E. Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent liabilities in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Changes in the economic environment, financial markets, and any other parameters used in determining such estimates could cause actual results to differ. Our critical accounting estimates are described below. The critical accounting estimates should be read in conjunction with our risk factors as disclosed in “Item 3. Key Information—D. Risk Factors.” See Note 2 to our consolidated financial statements for the year ended December 31, 2023 for more information on our significant accounting policies.

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

Item 6. Directors, Senior Management, and Employees

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this report.

Directors and Executive Officers	Age	Position/Title
Tianhua Wu	39	Chief Executive Officer and Director
John Fei Zeng	44	Chief Financial Officer and Director
Lei Fang	36	Director
Jian Liu	52	Independent director
Chia Hung Yang	61	Independent director
Ming Liao	52	Independent director

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

Mr. Ming Liao has served as our director since January 2024. Mr. Liao has been a founding partner and director of Prospect Avenue Capital, a late-stage private equity fund manager focusing on the internet industry since July 2016. From February 2014 to February 2015, Mr. Liao served as the chief representative of UBS AG’s Beijing representative office, working at its investment banking division. Prior to joining UBS, Mr. Liao was a director at the investment banking division of Barclays Capital Asia from May 2011 to March 2013. Before Barclays, Mr. Liao was a vice president at The Carlyle Group’s investor relations division from September 2008 to May 2011, responsible for fund raising in China. Prior to joining Carlyle, Mr. Liao was a vice president in the investment banking division of Morgan Stanley Asia from August 2006 to August 2008. Mr. Liao currently serves as an independent director of Gaotu Techedu Inc. (NYSE: GOTU). Mr. Liao obtained his bachelor’s degree in economics from Renmin University of China in 1995, and his master’s degree in public affairs from the Woodrow Wilson School of Public and International Affairs at Princeton University in 2000.

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

B. Compensation

Compensation of Directors and Executive Officers

In 2023, we paid an aggregate of RMB2.1million (US$0.3 million), HKD2.0million (US$0.2 million) and US$0.4 million in cash to our executive officers and directors, and US$0.2 million to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC, New Zealand, U.S., Singapore and Hong Kong subsidiaries and our PRC VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. New Zealand has a statutory retirement savings scheme, Kiwisaver, in which New Zealand employees may participate.

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

2019 Performance Incentive Plan

In March 2019, we implemented the 2019 Performance Incentive Plan (the “2019 Plan”), which was approved by our board of directors to grant a maximum number of 52,000,000 ordinary shares under the 2019 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. In December 2020, the Company’s board of directors approved amendments to the 2019 Plan adding an additional 10,429,305 ordinary shares for issuance under the 2019 Plan, which were obtained through the Company’s share buyback plan. In May 2021, the Company’s board of directors approved an evergreen option plan which is to increase Class A ordinary shares to the Plan each year starting from 2021 in an amount equal to 1.5% of the total issued and outstanding shares as of December 31 of the immediately preceding year (“Evergreen Option”), and continuing as long as the unissued shares reserved under 2019 Plan account for less than ten percent (10%) of the total then issued and outstanding shares. The 2019 Plan consists of a share incentive plan for our service providers. The maximum aggregate number of Class A ordinary shares that could be issued pursuant to all awards under the 2019 Plan and 2018 Share Incentive Plan was 568,287,985 as of March 2024 (not accounting for future increases under the Evergreen Option) and the Company issued 375,825,957 Class A ordinary shares to the Plans as of March

2024. As of March 31, 2024, 314,623,866 Class A ordinary shares have been granted, excluding awards that were forfeited or cancelled after the relevant grant dates. In addition, as of the date of March 31, 2024, options to purchase 199,230,744 and 25,047,401 Class A ordinary shares have been granted and are outstanding, along with 182,960,972 and 79,827,864 restricted share units have been granted and are unvested.

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

Name	Class A Ordinary Shares Underlying Outstanding Awards	Exercise Price or Purchase Price (US$/Share)	Date of Grant	Date of Expiration
Katherine Wei Wu	*		December 11, 2019	December 10, 2029
Lei Fang		US$0.00001	October 1, 2015	September 30, 2025
		US$0.00001	January 4, 2016	January 3, 2026
		US$0.00001	April 1, 2016	March 31, 2026
		US$0.0001	October 1, 2018	September 30, 2028
	*	US$0.20000	January 1, 2019	December 31, 2028
Lei Huang	*		May 1, 2020	April 30, 2030
Chia Hung Yang	*		January 23, 2023	January 22, 2033
Jian Liu			April 15, 2021	April 14, 2031
	*		March 19,2022	March 18,2032
Ming Liao	*		January 10, 2024	January 9, 2034

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

C. Board Practices

Board of Directors

Our board of directors consist of six directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. A director may not exercise all the powers of our company to borrow money, mortgage its business, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Board Diversity Matrix

Board Diversity Matrix (As of March 31, 2024)
Country of Principal Executive Offices	Singapore
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	6
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

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

Audit Committee. Our audit committee consists of Mr. Chia Hung Yang, Mr. Jian Liu and Mr. Ming Liao. Mr. Chia Hung Yang is the chairman of our audit committee. We have determined that Mr. Chia Hung Yang, Mr. Jian Liu and

Mr. Ming Liao satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of The Nasdaq Stock Market LLC and Rule 10A-3 under the Exchange Act. We have determined that Mr. Chia Hung Yang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Tianhua Wu, Mr. John Fei Zeng and Mr. Lei Fang. Mr. Tianhua Wu is the chairman of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our CEO may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Tianhua Wu, Mr. John Fei Zeng and Mr. Lei Fang. Mr. Tianhua Wu is the chairman of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D. Employees

We had 1,134 and 1,040 employees as of December 31, 2021 and 2022 respectively. As of December 31, 2023, we had 1,109 employees, with 911 based in Chinese mainland and Hong Kong, 76 based in the United States, 51 based in Singapore, 40 based in New Zealand, 19 based in Australia and 12 based in another country. Below is a breakdown of employees by their departments as of December 31, 2023.

Department	Number of employees	% of total
Research and development and technology	495	44.7%
Compliance, legal and finance	166	15.0%
Business and customer support	168	15.1%
Marketing	49	4.4%
Operations	71	6.4%
General and administration	160	14.4%
Total	1,109	100.0%

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of rules and regulations of the SEC, of our ordinary shares, on a fully diluted and as-converted basis, as of March 31, 2024, by:

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

Name	ADS Number	Percentage of Class	Class A Number[1]	Shares Percentage of Class	Class B Number	Shares Percentage of Class	Total Percentage Voting Power
Major Shareholders
Xiaomi Corporation[2]	—	—	250,641,392	10.40%	—	—	5.75%
Tigerex Holding Limited[3]	12,050,451	8.88%	180,756,765	7.50%	—	—	4.14%
Directors and Executive Officers
Tianhua Wu4 5 6	16,000,000	11.79%	467,769,035	19.41%	97,611,722	100%	55.48%
John Fei Zeng	*	*	*	*	—	—	—
Lei Fang[7]	1,413,066	1.04%	*	*	—	—	—
Ming Liao	—	—	—	—	—	—	—
Chia Hung Yang	—	—	—	—	—	—	—
Jian Liu	*	*	—	—	—	—	—
All directors and executive officers as a group	17,986,397	13.25%	496,965,025	20.63%	97,611,722	100%	56.15%

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
4.
Representing (i) 240,000,000 Class A Ordinary Shares in the form of ADSs held by Sky Fintech Holding Limited, which are beneficially owned by Mr. Tianhua Wu through Tiger Family Trust; (ii) 190,004,640 Class A Ordinary Shares in the form of ADSs issued under the UP Fintech Holding Limited Share Incentive Plan and the UP Fintech Holding Limited 2019 Performance Incentive Plan of the Issuer (the “Plans”) with the voting rights attached thereto irrevocably entrusted to Mr. Tianhua Wu; and (iii) 37,764,395 Class A Ordinary Shares held by Kastle Limited, a subsidiary of the Company, for the benefit of certain participants of the Plans, with the voting rights attached thereto irrevocably entrusted to Mr. Tianhua Wu.
5.
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
6.
On September 6, 2023, Mr. Tianhua Wu filed with the SEC a Form 144 (SEC File Number: 001-38833) in accordance with Rule 144 under the Securities Act of 1933, as amended. The filing disclosed Mr. Tianhua Wu's intention to sell up to 10 million ADSs under a plan intended to satisfy the affirmative defense conditions of Rule 10b5–1(c) under the Securities Exchange Act of 1934, as amended. Subsequently, on September 7, 2023, a Form 6-K was furnished to provide additional clarification regarding the aforementioned Form 144 filing pertaining to the proposed sale of securities. The Form 144 pertained to the total number of 10 million ADSs associated with TIGR call options proposed for sale under Mr. Wu's Rule 10b5-1 plan, and the exercise prices were set deep out-of-the-money, with a relatively low probability of being exercised. As of March 31, 2024, none of the call options were exercised due to the deep out-of-the-money strike price. Consequently, the covered shares, which are owned by Mr. Wu, have not been transferred.
7.
Represents 21,195,990 Class A Ordinary Shares in the form of ADSs as of March 31, 2024 issued to Mr. Lei Fang under the UP Fintech Holding Limited Share Incentive Plan by exercise of awards thereof, with the voting rights attached thereto irrevocably entrusted to Mr. Tianhua Wu.

We have a dual-class share structure. Our outstanding ordinary shares consist of Class A ordinary shares and Class B ordinary shares, and Mr. Tianhua Wu and his family beneficially own all of our issued Class B ordinary shares through Sky Fintech Holding Limited, of which he is the director, and Mr. Wu, with the voting rights entrusted to him under the 2018 and 2019 Performance Incentive Plan, is able to exercise 55.48% of the aggregate voting power of our total issued and outstanding share capital. As such, Mr. Wu is able to control any actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association, and the Nasdaq requirements. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and is not convertible into Class B ordinary share under any circumstance. Each Class B ordinary share is entitled to 20 votes and will be automatically convert into one Class A ordinary share under certain circumstances. Our dual-class ordinary share structure involves certain risks. See “Item 3.D. Risk Factors” of this Annual Report on Form 20-F for more information about risks associated with our dual-class share structure.

For a description of arrangements for involving employees in the capital of the Company, see Item 6.B.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

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

Share Incentive Plan

See Item 6.B “Compensation - Compensation of Directors and Executive Officers.”

Other Transactions with Related Parties

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

On March 8, 2021, our subsidiary Tiger Brokers (Singapore) PTE Ltd entered into a Packaged Services Agreement with Alphalion Technology Limited controlled by Alphalion Technology Holding Limited. Under this agreement, Alphalion Technology Limited provided middle office system and license to Tiger Brokers (Singapore) PTE Ltd. As of December 31, 2023, the amount due from Alphalion Group regarding prepaid IT service fee and together with the short-term interest-free loans of previous year, total amount due from Alphalion Group was US$1.0 million. By the year end of 2023, IT service fee paid to Alphalion Group was US$0.15 million.

Transactions with Directors and Executive Officers

We provided brokerage services to our directors and executive officers. These services are provided in the ordinary course of business and are made on substantially the same terms as those prevailing at the same time for comparable transactions with unaffiliated persons. Amounts due from related parties in the consolidated balance sheets as of December 31, 2023, were receivable from such directors and executive officers and amounted to US$7.0 million. Amounts due to directors and executive officers amounted to US$10.1 million at the end of December 31, 2023. Revenue earned by providing brokerage services and margin loans to such directors and executive officers amounted to US$1.5 million for the year ended 2023.

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

B. Significant Changes

No significant changes except as disclosed in this annual report else have occurred since December 31, 2023, the date of the financial statements included in this annual report on Form 20-F.

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

C. Material Contracts

VIE-related Agreements

For a description of agreements related to VIEs, please see “Item 3. Key Information – Contractual Arrangements with the VIEs and Their Respective Shareholders.”

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

Assuming that we are the owner of the VIEs for U.S. federal income tax purposes, and based on the expected composition of our income and assets and the value of our assets, including goodwill, we do not expect to be classified as a PFIC for the current taxable year ending December 31, 2023 or in the foreseeable future. Despite our expectation, there can be no assurance that we will not be a PFIC in the current taxable year or any future taxable year as PFIC status is tested each taxable year and will depend on the composition of our assets and income in each such taxable year. In particular, in determining the average percentage value of our gross assets, the aggregate value of our assets will generally be deemed to be equal to our market capitalization (the sum of the aggregate value of our outstanding equity) plus our liabilities. Accordingly, we could become a PFIC if our market capitalization were to decrease significantly while we hold substantial cash, cash equivalents or other assets that produce or are held for the production of passive income such as loans to customers. In addition, we expect to increase our margin loan business (where we extend margin loans using our own capital rather than Interactive Brokers’ capital) which will increase our passive interest income. Furthermore, although the law in this regard is not entirely clear, we treat the consolidated VIEs as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with these entities. If it were determined, however, that we are not the owner of the consolidated VIEs for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, which could result in a determination that we were a PFIC for the current or subsequent taxable years.

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

The following section provides qualitative and quantitative disclosures on the effects that these risks may have. The quantitative data reported below, if any, does not have any predictive value and does not reflect the complexity of the markets or reactions which may result from any changes that are assumed to have taken place.

Foreign Exchange Risk

While most of our revenues are denominated in U.S. dollars and Hong Kong dollars and our expenses are denominated in Renminbi and U.S. dollars, the Company has not used any derivative financial instruments to hedge exposure to such risk as our exposure to foreign exchange risks should be limited in general per management’s assessment. Our results of operations and financial condition will be affected by the exchange rate between U.S. dollar and Hong Kong dollar as well as between U.S. dollar and Renminbi because a substantial portion of our operating costs and expenses is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars. We may seek to reduce the currency risk by entering foreign currency instruments in the future. Currently we did not hold any currency hedging instruments position as of December 31, 2022 and 2023 due to immaterial impact on our daily operation and financials, whilst the Company has been monitoring the exchange rates which may affect our business and financials and will take necessary actions to mediate foreign exchange risks. See Item 3.D “Risk Factors.”

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

Credit Risk

Margin financing is subject to various regulatory requirements. Margin loans are collateralized by cash and securities in the customers’ accounts. The risks associated with margin credit increase during periods of fast market movements or in cases where collateral is concentrated and market movements occur. During such times, customers who utilize margin loans and who have collateralized their obligations with securities may find that the securities have a rapidly depreciating value and may not be sufficient to cover their obligations in the event of liquidation. We are also exposed to credit risk when our customers execute transactions, such as short sales of options and equities that can expose them to risk beyond their invested capital.

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

None of these events occurred in any of the years ended December 31, 2021, 2022 and 2023.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rule 13a-15(e) of the Exchange Act, as of December 31, 2023. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, concluded that our disclosure controls and procedures were effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act). Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2023.

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

Attestation Report of the Independent Registered Public Accounting Firm

KPMG Huazhen LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2023 as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

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

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by KPMG Huazhen LLP and KPMG member firm for the years indicated. We did not pay any other fees to our auditors during the years indicated below.

	For the years ended December 31,
	2022	2023
	US$ 000	US$ 000
Audit Fees (1)	2,046	2,266
Tax Fees (2)	171	26
Audit-Related Fees (3)	—	—
All Other Fees (4)	—	—
	2,217	2,292

(1)
Audit Fees represent the aggregate fees billed for professional services rendered by KPMG Huazhen LLP and KPMG member firm for the audit of our annual financial statements, the review and agreed-upon procedures of our quarterly financial statements.
(2)
Tax Fees represent the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditor for tax compliance and tax advice.
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

Audit Committee’s Pre-Approval Policies and Procedures

The Company’s Audit Committee is responsible for appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors. All of the audit fees and non-audit fees paid with respect to 2023 were approved by the Audit Committee.

Item 16D. Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable. For further information, see Item 3. Key Information and Item 3.D “Risk Factors – The audit report included in this annual report has been prepared by our independent registered public accounting firm, whose work the Public Company Accounting Oversight Board was previously unable to inspect and, as such, you have previously been deprived of the benefits of such inspection and may be deprived of such benefits in the future if the work of our independent registered public accounting firm is unable to be inspected again.”

Item 16J. Insider Trading Policies

Not Applicable.

Item 16K. Cybersecurity

Our management and Board recognize the critical importance that a robust cybersecurity program and processes play in maintaining the integrity of our information technology networks and systems, which we rely upon to securely process, transmit and store electronic information and to communicate among our locations and with our customers and partners.

We identify and address information security risks by employing a defense-in-depth methodology that provides multiple, redundant defensive measures in case a security control fails or a vulnerability is exploited. Our policies include procedures for handling urgent problems, accident classification standards, and internal audit standards for information security. We have passed Information Security Management Systems (ISMS) certifications such as ISO27001 and ISO27701, and we follow these and other international standards to assess, identify and manage cybersecurity threats.

In addition to our internal resources, we also leverage external resources to mitigate cybersecurity threats to the Company, including partnering with third parties to conduct penetration testing, attack and defense exercises; perform annual audits and certifications of our cybersecurity and information technology processes and performance; and supply us with defensive tools.

We have processes in place to oversee and identify risks that may arise from cybersecurity threats associated with our use of third-party service providers, including contract review procedures that apply to third party vendors handling or having access to company information. Our security team conducts additional cybersecurity due diligence on certain vendors involved in customer data sharing.

Oversight of cybersecurity risk is integrated into our overall enterprise risk management framework.

At the management level, our Chief Information Officer (“CIO”) oversees our cybersecurity program and risks, with more than 15 years of experience in the online advertising and fintech industry, including significant engineering experience and responsibility for building trading systems, anti-fraud systems, and risk management systems. Our CIO holds a M.S. degree in Computer Science from Institute of Software, Chinese Academy of Sciences, and a B.S. degree from Huazhong University of Science and Technology.

Our CIO oversees our research and development (“R&D”) department, which is responsible for detecting, identifying, monitoring, and remediating IT and cybersecurity risks. The security team within the R&D department prepares and disseminates to vice presidents, team leaders and licensed entity team leaders a security monthly report regarding our security posture, critical business security metrics, security incidents, security audits, and other security-related matters.

At the Board level, cybersecurity risk oversight has been delegated to our Operation Committee, which is a sub-committee of the Board of Directors composed of our non-independent directors. The Operation Committee meets weekly, and our CIO reports to the Operation Committee in the event any significant risks or incidents have been identified. In addition, the Operations Committee has an online working group where the CIO will promptly report any cybersecurity incidents and risks.

To date, we have not identified any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have, or are likely to, materially affect us, our business strategy, results of operation or financial condition.

PART III

Item 17. Financial Statements

See Item 18 “Financial Statements.”

Item 18. Financial Statements

The audited Consolidated Financial Statements as required under Item 18 are attached hereto starting on page F-1 of this annual report on Form 20-F.

Item 19. Exhibits

A list of exhibits included as part of this annual report on Form 20-F is set forth in the Index to Exhibits immediately following this Item 19.

INDEX TO EXHIBITS

Exhibit No.		Exhibit Description	Incorporated by Reference to
1.1	†	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant	Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

2.1	†	Description of the registrant’s securities registered pursuant to Section 12 of the Exchange Act.	Exhibit 2.1 to the annual report on Form 20-F (File No. 001-38833) filed with the SEC on April 29, 2020

2.2	†	Specimen American Depositary Receipt (contained in Exhibit 2.4)	Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

2.3	†	Specimen Form of Class A Ordinary Share Certificate	Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

2.4	††	Form of Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder	Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

2.5	†	Form of Registration Rights Agreement	Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

3.1	†	Form of Irrevocable Voting Proxy by and among holders of options awarded under the 2018 Share Incentive Plan and the 2019 Performance Incentive Plan and Wu Tianhua	Exhibit 3.1 to the annual report on Form 20-F (File No. 001-38833) filed with the SEC on April 29, 2020

4.1	†	English translation of Exclusive Business Cooperation Agreement between Ningxia Rongke and Ningxia Yixin dated June 7, 2018	Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.2	†	Exclusive Option Contract dated November 1, 2023, among Beijing Bohu, Beijing Rongke and each shareholder of Beijing Rongke, which replaced and superseded the version dated October 11, 2022	Filed herewith

4.3	†	Equity Pledge Contract dated November 1, 2023 among Beijing Bohu, Beijing Rongke and each shareholder of Beijing Rongke, which replaced and superseded the version dated October 11, 2022	Filed herewith

4.4	†	English translation of Powers of Attorney dated November 1, 2023 among Beijing Bohu and each of the shareholders of Beijing Rongke, which replaced and superseded the version dated October 11, 2022	Filed herewith

4.5	†	English translation of the form of Spouse Consent Letter by the spouse of each married shareholder of Ningxia Rongke	Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.6	†	English translation of Exclusive Business Cooperation Agreement between Beijing Yixin and Beijing Yiyi dated October 30, 2018	Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.7	†	English translation of Exclusive Option Contract among Beijing Yixin, shareholders of Beijing Yiyi and Beijing Yiyi dated October 30, 2018	Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.8	†	English translation of Equity Pledge Contract among Beijing Yixin, shareholders of Beijing Yiyi and Beijing Yiyi dated October 30, 2018	Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.9	†	English translation of the Power of Attorney between Beijing Yixin and shareholders of Beijing Yiyi dated October 30, 2018	Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.10	†	English translation of the form of Spouse Consent Letter by the spouse of each married shareholder of Beijing Yiyi	Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.11	†	Form of Employment Agreement between the Registrant and its executive officers	Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.12	†	Form of Indemnification Agreement between the Registrant and its directors and executive officers	Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.13	†	Consolidated Clearing Agreement between IB LLC and Top Capital Partners Limited	Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.14	†	Fully Disclosed Clearing Agreement between IB LLC and Top Capital Partners Limited	Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.15	†	Lease Contract for the Singapore office	Filed as Exhibit 4.15 to the annual report on Form 20-F (File No. 001-38833) filed with the SEC on April 26, 2023

4.16	†	Subscription Agreement by and between the Registrant and IB Global Investments LLC dated March 8, 2019	Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.17	†	UP Fintech Holding Limited Share Incentive Plan adopted in June 2018 and amended in December 2018	Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.18	†	UP Fintech Holding Limited Amended and Restated 2019 Performance Incentive Plan	Exhibit 10.1 to the registration statement on Form S-8 (File No. 333-259241) filed with the SEC on September 1, 2021

8.1		List of principal subsidiaries and consolidated affiliated entities of the Registrant	Filed herewith

11.1	†	Code of Business Conduct and Ethics	Exhibit 99.8 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

12.1		Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer	Filed herewith

12.2		Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer	Filed herewith

13.1		Certification of the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith

13.2		Certification of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith

15.1		Consent of KPMG Huazhen LLP Certified Public Accountants	Filed herewith

15.2		Consent of DaHui Lawyers	Filed herewith

15.3

The registrant hereby agrees to furnish to the SEC, upon request, copies of instruments defining the rights of holder of long-term debt of the registrant and its consolidated subsidiaries and for any of its unconsolidated subsidiaries for which financial statements are required to the filed.

97	UP Fintech Holding Limited Policy on Recoupment of Incentive Compensation	Filed herewith

101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

104	Cover page formatted as Inline XBRL and contained in Exhibit 101

† Previously filed

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

UP FINTECH HOLDING LIMITED

/s/ Tianhua Wu
Name: Tianhua Wu
Title: Chief Executive Officer and Director

Dated: April 22, 2024

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2021, 2022 and 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

UP Fintech Holding Limited:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of UP Fintech Holding Limited and subsidiaries (the Company) as of December 31, 2022 and 2023, the related consolidated statements of comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Realizability of deferred tax assets

As discussed in Notes 2 and 8 to the consolidated financial statements, the Group’s deferred tax assets and valuation allowance were US$31,046,055 and US$18,262,801, respectively, as of December 31, 2023. Deferred tax assets are reduced by a valuation allowance if, in the opinion of management, it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The realizability of deferred tax assets requires significant judgment associated with evaluation of past and projected financial performance which incorporates projections of future taxable income, including forecasted revenues and expenses, by tax-paying component.

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

Beijing, China

April 22, 2024

UP FINTECH HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS
(All amounts in US$, except for share, per share data, or otherwise noted)

	As of December 31,
	2022	2023
	US$	US$
Assets:
Cash and cash equivalents	277,660,847	322,599,616
Cash-segregated for regulatory purpose	1,678,067,682	1,617,154,185
Term deposits	945,533	896,683
Receivables from customers (net of allowance of US$696,508 and US$991,286 as of December 31, 2022 and 2023)	644,691,190	753,361,199
Receivables from brokers, dealers, and clearing organizations (net of allowance of nil as of December 31, 2022 and 2023)	956,945,581	541,876,929
Financial instruments held, at fair value	162,535,184	428,159,554
Prepaid expenses and other current assets	12,963,375	17,936,180
Amounts due from related parties	4,769,475	7,987,756
Total current assets	3,738,578,867	3,689,972,102
Long-term deposits	—	4,225,412
Right-of-use assets	13,960,092	9,067,885
Property, equipment and intangible assets, net	16,504,065	16,429,543
Goodwill	2,492,668	2,492,668
Long-term investments	7,928,499	7,586,483
Other non-current assets	4,773,925	5,282,012
Deferred tax assets	13,122,272	10,990,998
Total assets	3,797,360,388	3,746,047,103
Liabilities:
Payables to customers	2,996,405,447	2,913,306,558
Payables to brokers, dealers and clearing organizations	138,620,746	114,771,931
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of US$11,128,854 and US$10,223,751 as of December 31, 2022 and 2023, respectively)	37,777,749	42,381,946
Deferred income – current	1,800,298	819,809
Lease liabilities – current (including lease liabilities – current of the consolidated VIEs without recourse to the Group of US$1,166,763 and US$734,591 as of December 31,2022 and 2023, respectively)	5,490,079	4,133,883
Amount due to related parties	461,704	10,148,142
Total current liabilities	3,180,556,023	3,085,562,269
Convertible bonds	154,337,483	156,887,691
Deferred income – non-current	388,423	—
Lease liabilities – non-current (including lease liabilities – non-current of the consolidated VIEs without recourse to the Group of US640,253 and US$72,985 as of December 31, 2022 and 2023, respectively)	8,390,077	4,777,134
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to the Group of US$274 and US$1,653 as of December 31, 2022 and 2023, respectively)	2,059,748	3,397,831
Total liabilities	3,345,731,754	3,250,624,925
Commitments and Contingencies (Note 19)
Mezzanine equity
Subscriptions receivable from redeemable non-controlling interests	(43,496)	—
Redeemable non-controlling interests	4,685,238	6,706,660
Total Mezzanine equity	4,641,742	6,706,660
Shareholders’ equity:
Class A ordinary shares (US$0.00001 par value; 4,662,388,278 shares authorized as of December 31, 2022 and 2023, 2,221,403,067 and 2,252,892,845 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	22,213	22,528
Class B ordinary shares (US$0.00001 par value; 337,611,722 shares authorized as of December 31, 2022 and 2023, 97,611,722 shares issued and outstanding as of December 31, 2022 and 2023)	976	976
Additional paid-in capital	495,705,684	505,448,080
Statutory reserve	6,171,627	8,511,039
Accumulated deficit	(50,366,734)	(19,600,434)
Treasury stock (10,429,305 shares as of December 31, 2022 and 2023)	(2,172,819)	(2,172,819)
Accumulated other comprehensive loss	(2,231,411)	(3,232,993)
Total UP Fintech shareholders’ equity	447,129,536	488,976,377
Non-controlling interests	(142,644)	(260,859)
Total equity	446,986,892	488,715,518
Total liabilities, mezzanine equity and equity	3,797,360,388	3,746,047,103
The accompanying notes are an integral part of these consolidated financial statements.

UP FINTECH HOLDING LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(All amounts in US$, except for share, per share data, or otherwise noted)

	For the years ended December 31,
	2021	2022	2023
	US$	US$	US$
Revenues(a)
Commissions	147,198,648	108,118,464	92,593,458
Interest related income
Financing service fees	9,268,819	7,903,057	12,178,838
Interest income	70,335,156	85,150,424	149,291,006
Other revenues	37,685,539	24,193,602	18,444,293
Total revenues	264,488,162	225,365,547	272,507,595
Interest expense(a)	(18,378,823)	(18,668,523)	(46,957,657)
Total net revenues	246,109,339	206,697,024	225,549,938
Operating cost and expenses:
Execution and clearing(a)	(31,143,578)	(15,607,914)	(9,084,089)
Employee compensation and benefits (including share-based compensation of US$13,370,377, US$14,213,841 and US$10,147,362 for the years ended December 31, 2021, 2022 and 2023, respectively)	(87,160,214)	(101,749,440)	(100,750,644)
Occupancy, depreciation and amortization	(6,134,991)	(9,013,467)	(9,387,056)
Communication and market data(a)	(22,121,263)	(27,138,244)	(30,831,488)
Marketing and branding	(59,264,634)	(33,121,767)	(20,859,834)
General and administrative	(22,705,839)	(18,332,557)	(21,791,263)
Total operating cost and expenses	(228,530,519)	(204,963,389)	(192,704,374)
Other income (expenses):
Fair value change from convertible bonds(a)	4,194,848	—	—
Others, net	(2,719,196)	298,150	13,148,173
Income before income taxes	19,054,472	2,031,785	45,993,737
Income tax expense	(4,363,771)	(4,288,665)	(12,986,310)
Net income (loss)	14,690,701	(2,256,880)	33,007,427
Less:
Net loss attributable to non-controlling interests	—	(129,215)	(98,285)
Accretion of redeemable non-controlling interests to redemption value	—	(58,776)	(542,187)
Net income (loss) attributable to ordinary shareholders of UP Fintech	14,690,701	(2,186,441)	32,563,525
Net income (loss) per share attributable to ordinary shareholders of UP Fintech:
Basic	0.01	(0.00)	0.01
Diluted	0.01	(0.00)	0.01
Weighted average shares used in calculating net income (loss) per ordinary share:
Basic	2,205,186,257	2,295,154,791	2,325,338,439
Diluted	2,335,717,204	2,295,154,791	2,427,268,831
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on available-for-sale securities (net of tax effect of nil, US$88,563 and nil for the years ended December 31, 2021,2022 and 2023, respectively)	1,899,605	(768,590)	(450,325)
Change in cumulative foreign currency translation adjustment	1,839,022	(8,130,208)	(545,498)
Total Comprehensive income (loss)	18,429,328	(11,155,678)	32,011,604
Total Comprehensive loss attributable to non-controlling interests	—	(130,783)	(92,526)
Accretion of redeemable non-controlling interests to redemption value	—	(58,776)	(542,187)
Total Comprehensive income (loss) attributable to ordinary shareholders of UP Fintech	18,429,328	(11,083,671)	31,561,943

(a)
Includes the following revenues, costs and expenses resulting from transactions with related parties for the years ended December 31, 2021, 2022 and 2023 (Note 16):

	For the years ended December 31,
	2021	2022	2023
	US$	US$	US$
Commissions	30,446,244	4,001,833	122,113
Interest related income
Financing service fees	9,268,819	1,329,490	—
Interest income	31,776,764	4,795,119	1,379,238
Other revenues	15,556,298	1,805,126	—
Interest expense	(13,938,263)	(2,056,556)	—
Execution and clearing	(17,510,426)	(1,751,505)	—
Communication and market data	(94,333)	(135,117)	(150,360)
Fair value change from convertible bonds	2,860,123	—	—

The accompanying notes are an integral part of these consolidated financial statements.

UP FINTECH HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(All amounts in US$, except for share, per share data, or otherwise noted)
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

	Class A ordinary shares		Class B ordinary shares		Treasury stock purchases		Additional paid in capital
	Shares	Amount	Shares	Amount	Shares	Amount	Amount
		US$		US$		US$	US$
Balance as of January 1, 2021	1,794,357,434	17,944	337,611,722	3,376	10,429,305	(2,172,819)	291,827,379
Issuance of Class A ordinary shares upon settlement of share-based awards	38,004,705	379	—	—	—	—	549,605
Class B ordinary shares converted into Class A ordinary shares	115,500,000	1,155	(115,500,000)	(1,155)	—	—	—
Issuance of ordinary shares upon follow-on public offering	112,125,000	1,121	—	—	—	—	175,420,473
Share-based compensation	—	—	—	—	—	—	13,370,377
Provision of statutory reserve	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—
Unrealized gain on available-for-sale securities	—	—	—	—	—	—	—
Equity component of convertible bonds	—	—	—	—	—	—	3,167,457
Net income	—	—	—	—	—	—	—
Balance as of December 31, 2021	2,059,987,139	20,599	222,111,722	2,221	10,429,305	(2,172,819)	484,335,291
Adoption of ASU 2020-06	—	—	—	—	—	—	(3,167,457)
Issuance of Class A ordinary shares upon settlement of share-based awards	36,915,928	369	—	—	—	—	366,168
Class B ordinary shares converted into Class A ordinary shares	124,500,000	1,245	(124,500,000)	(1,245)	—	—	—
Capital contribution from non-controlling interests	—	—	—	—	—	—	18,391
Share-based compensation	—	—	—	—	—	—	14,212,067
Provision of statutory reserve	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—
Unrealized loss on available-for-sale securities	—	—	—	—	—	—	—
Accretion of redeemable non-controlling interests	—	—	—	—	—	—	(58,776)
Net loss	—	—	—	—	—	—	—
Balance as of December 31, 2022	2,221,403,067	22,213	97,611,722	976	10,429,305	(2,172,819)	495,705,684
Issuance of Class A ordinary shares upon settlement of share-based awards	31,489,778	315	—	—	—	—	140,068
Share-based compensation	—	—	—	—	—	—	10,144,515
Provision of statutory reserve	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—
Unrealized loss on available-for-sale securities	—	—	—	—	—	—	—
Accretion of redeemable non-controlling interests	—	—	—	—	—	—	(542,187)
Net income (loss)	—	—	—	—	—	—	—
Balance as of December 31, 2023	2,252,892,845	22,528	97,611,722	976	10,429,305	(2,172,819)	505,448,080

UP FINTECH HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(All amounts in US$, except for share, per share data, or otherwise noted)
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

	Statutory Reserves	Accumulated other comprehensive income (loss)	Accumulated deficit	Non-controlling interests	Total equity
	US$	US$	US$	US$	US$
Balance as of January 1, 2021	2,663,551	2,927,192	(59,579,495)	—	235,687,128
Issuance of Class A ordinary shares upon settlement of share-based awards	—	—	—	—	549,984
Class B ordinary shares converted into Class A ordinary shares	—	—	—	—	—
Issuance of ordinary shares upon follow-on public offering	—	—	—	—	175,421,594
Share-based compensation	—	—	—	—	13,370,377
Provision of statutory reserve	899,337	—	(899,337)	—	—
Foreign currency translation adjustment	—	1,839,022	—	—	1,839,022
Unrealized gain on available-for-sale securities	—	1,899,605	—	—	1,899,605
Equity component of convertible bonds	—	—	—	—	3,167,457
Net income	—	—	14,690,701	—	14,690,701
Balance as of December 31, 2021	3,562,888	6,665,819	(45,788,131)	—	446,625,868
Adoption of ASU 2020-06	—	—	157,801	—	(3,009,656)
Issuance of Class A ordinary shares upon settlement of share-based awards	—	—	—	—	366,537
Class B ordinary shares converted into Class A ordinary shares	—	—	—	—	—
Capital contribution from non-controlling interests	—	—	—	(10,541)	7,850
Share-based compensation	—	—	—	1,774	14,213,841
Provision of statutory reserve	2,608,739	—	(2,608,739)	—	—
Foreign currency translation adjustment	—	(8,128,640)	—	(1,568)	(8,130,208)
Unrealized loss on available-for-sale securities	—	(768,590)	—	—	(768,590)
Accretion of redeemable non-controlling interests	—	—	—	(3,094)	(61,870)
Net loss	—	—	(2,127,665)	(129,215)	(2,256,880)
Balance as of December 31, 2022	6,171,627	(2,231,411)	(50,366,734)	(142,644)	446,986,892
Issuance of Class A ordinary shares upon settlement of share-based awards	—	—	—	—	140,383
Share-based compensation	—	—	—	2,847	10,147,362
Provision of statutory reserve	2,339,412	—	(2,339,412)	—	—
Foreign currency translation adjustment	—	(551,257)	—	5,759	(545,498)
Unrealized loss on available-for-sale securities	—	(450,325)	—	—	(450,325)
Accretion of redeemable non-controlling interests	—	—	—	(28,536)	(570,723)
Net income (loss)	—	—	33,105,712	(98,285)	33,007,427
Balance as of December 31, 2023	8,511,039	(3,232,993)	(19,600,434)	(260,859)	488,715,518

The accompanying notes are an integral part of these consolidated financial statements.

UP FINTECH HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in US$, except for share, per share data, or otherwise noted)

	For the years ended December 31,
	2021	2022	2023
	US$	US$	US$
Cash flows from operating activities:
Net income (loss)	14,690,701	(2,256,880)	33,007,427
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Share-based compensation	13,370,377	14,213,841	10,147,362
Depreciation and amortization	1,338,968	2,749,144	2,838,552
Unrealized fair value change of financial instruments held, at fair value	(1,081,873)	1,474,009	(16,142,109)
Loss on disposal of subsidiaries	115,681	—	—
Loss (gain) from equity investments, including impairments	571,440	474,347	(6,889)
Allowance for doubtful accounts	426,953	464,114	363,417
Loss on disposal of property and equipment	24,844	—	—
Foreign currency exchange loss (gain)	3,265,271	(2,419,693)	3,122,874
Deferred tax (benefit) expense	(662,310)	(1,264,080)	3,206,495
Interest expense from convertible bonds	1,294,203	2,486,151	2,550,208
Fair value change from convertible bonds	(4,194,848)	—	—
Changes in operating assets and liabilities:
Financial instruments held, at fair value	(2,258,578)	(159,651,795)	(249,167,561)
Receivables from customers	(292,868,761)	19,787,135	(108,963,426)
Receivables from brokers, dealers and clearing organizations(a)	(82,000,320)	(77,163,404)	415,068,652
Amounts due from/to related parties	3,084,210	(3,399,187)	6,468,157
Prepaid expenses and other current assets	(4,350,422)	3,190,957	(4,719,181)
Operating lease right-of-use assets	667,243	(7,346,572)	4,892,207
Other non-current assets	(1,072,518)	239,238	(550,983)
Payables to customers	810,443,951	486,912,633	(83,098,889)
Payables to brokers, dealers and clearing organizations(a)	(52,871,884)	(32,217,431)	(23,848,815)
Accrued expenses and other current liabilities	6,590,630	4,017,887	4,604,199
Operating lease liabilities	(1,504,339)	8,177,202	(4,969,139)
Deferred income	185,337	(407,017)	(1,368,912)
Net cash provided by (used in) operating activities	413,203,956	258,060,599	(6,566,354)
Cash flows from investing activities:
Purchase of property, equipment and intangible assets	(4,967,842)	(4,888,631)	(2,764,030)
Disposal of property, equipment and intangible assets	3,308	—	—
Payment for long-term investments	(2,450,736)	(243,289)	(500,000)
Cash paid for acquisition, net of cash acquired	2,584,303	—	—
Cash-segregated for regulatory purpose acquired from acquisition	2,166,432	—	—
Repayment of loans from related parties	110,487	—	—
Cash received from disposal of a subsidiary	79,634	—	—
Purchase of term deposits	(17,460,305)	—	(4,225,412)
Maturity of term deposits	33,088,423	2,072,574	74,679
Advances to employees	(126,779)	(641,069)	(342,686)
Loans to related parties	(2,155,038)	—	—
Dividend received	46,938	88,414	6,889
Net cash provided by (used in) investing activities	10,918,825	(3,612,001)	(7,750,560)
Cash flows from financing activities:
Proceeds received from issuance of convertible bonds	154,909,777	—	—
Proceeds received from redeemable non-controlling interests	—	4,356,074	1,680,036
Net proceeds received from follow-on public offering (net of offering cost of US$1,215,162)	175,421,594	—	—
Capital contribution from non-controlling interests	—	7,850	—
Proceeds received from issuance of Class A Ordinary Shares upon settlement of share-based awards	549,984	366,537	140,383
Net cash provided by financing activities	330,881,355	4,730,461	1,820,419
Increase (decrease) in cash, cash equivalents and restricted cash	755,004,136	259,179,059	(12,496,495)
Effect of exchange rate changes	(1,718,832)	(4,335,485)	(3,478,233)
Cash, cash equivalents and restricted cash at beginning of the year	947,599,651	1,700,884,955	1,955,728,529
Cash, cash equivalents and restricted cash at end of the year	1,700,884,955	1,955,728,529	1,939,753,801
Cash, cash equivalents and restricted cash:
Cash and cash equivalents	269,057,708	277,660,847	322,599,616
Cash-segregated for regulatory purpose	1,431,827,247	1,678,067,682	1,617,154,185
Supplemental disclosure of cash flow information:
Income taxes paid (net of refunds)	5,586,372	2,126,572	13,324,309
Acquisition consideration paid	1,079,830	—	—

(a)
Includes the following changes in operating assets and liabilities resulting from transactions with related parties for the years ended December 31, 2021, 2022 and 2023:

	For the years ended December 31,
	2021	2022	2023
	US$	US$	US$
Cash flows from operating activities:
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Interest expense from convertible bonds	350,519	—	—
Fair value change from convertible bonds	(2,860,123)	—	—
Changes in operating assets and liabilities:
Receivables from brokers, dealers and clearing organizations	(40,320,092)	54,299,601	—
Payables to brokers, dealers and clearing organizations	(48,235,921)	5,488,702	—

The accompanying notes are an integral part of these consolidated financial statements.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$), except for share, per share data, or otherwise noted)

1.
ORGANIZATION AND PRINCIPAL ACTIVITIES

UP Fintech Holding Limited (the “Company”) was incorporated under the laws of Cayman Islands on January 26, 2018. The Company, its subsidiaries, its consolidated variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively, the “Group”) are primarily engaged in providing online brokerage services.

As of December 31, 2023, details of the Group’s major principal operating subsidiaries, VIEs and VIEs’ subsidiaries were as follows:

	Date of incorporation or acquisition	Place of establishment/ incorporation	Percentage of legal ownership
Subsidiaries:
Tiger Brokers (NZ) Limited (“TBNZ”)	August 02, 2016	New Zealand	100%
Up Fintech International Limited (“Up International”)	February 08, 2018	Hong Kong	100%
Tiger Brokers (Singapore) PTE Ltd. (“Tiger Brokers SG”)	March 27, 2018	Singapore	100%
US Tiger Securities, Inc. (“US Tiger Securities”)	March 30, 2018	United States of America(“USA”)	100%
Beijing Bohu Xiangshang Technology Co., LTD (“Beijing BHXS”, “Beijing WFOE I”)	May 17, 2018	PRC	100%
Beijing Xiangshang Yixin Technology Co., Ltd (“Beijing Yixin”, “Beijing WFOE II”)	July 26, 2018	PRC	100%
Wealthn LLC (“Wealthn”)	August 01, 2018	USA	100%
Kastle Limited (“Kastle”)	October 15, 2018	Hong Kong	100%
TradeUP Securities Inc (US) (“TradeUP Securities”)	July 12, 2019	USA	100%
Tradeup Inc. (“Tradeup”)	October 10, 2019	USA	100%
Hangzhou U-Tiger Technology Co. LTD (“Hangzhou U-Tiger”)	April 09, 2020	PRC	100%[1]
Tiger Fintech (NZ) Limited (“TFNZ”)	May 17, 2021	New Zealand	100%
Tiger Services (AU) Pty Ltd (“Tiger Services AU”)	August 27, 2021	Australia	100%
Tiger Brokers (AU) PTY Limited (“TBAU”)	September 13, 2021	Australia	100%
Tiger Brokers (HK) Global Limited (“Tiger Brokers HK”)	October 26, 2021	Hong Kong	100%
VIEs:
Beijing Xiangshang Rongke Technology Co. LTD (“Beijing Rongke”, “Ningxia VIE”)	June 11, 2014	PRC	Consolidated VIE
Beijing Xiangshang Yiyi Laohu Technology Group Co., LTD (“Beijing Yiyi”, “Beijing VIE”)	October 29, 2018	PRC	Consolidated VIE
VIEs’ subsidiaries:
Beijing U-Tiger Network Technology Co., LTD (“Beijing U-Tiger Network”)	April 20, 2016	PRC	VIE’s subsidiary
Beijing U-Tiger Business Service Co., Ltd (“Beijing U-Tiger Business”)	April 21, 2016	PRC	VIE’s subsidiary
Beijing Zhijianfengyi Information Technology Co., Ltd (“Beijing ZJFY”)	January 25, 2018	PRC	VIE’s subsidiary
Beijing Yixin Xiangshang Technology Co.,LTD (“Beijing Xiangshang”)	September 05, 2018	PRC	VIE’s subsidiary
Guangzhou U-Tiger Technology Co., LTD (“Guangzhou U Tiger”)	December 24, 2018	PRC	VIE’s subsidiary

1Up Fintech International Limited owns 85% percentage of the shares of Hangzhou U-Tiger, and the holder of the remaining 15% has pledged its voting interest to Up Fintech International Limited, which as a result controls 100% of the voting power of this entity.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

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

The VIE arrangements

To provide the Company control over the VIEs and the rights to the expected residual returns of the VIEs and VIEs’ subsidiaries, on June 7, 2018, Beijing WFOE I, entered into a series of contractual arrangements with Beijing Rongke and its equity investors, which were amended and restated on December 17, 2018 and October 11, 2022, respectively and was terminated on November 1, 2023. On the same date of such termination, the Beijing WFOE I, entered into a series of contractual arrangements with Beijing Rongke and its then shareholders. On October 30, 2018, Beijing WFOE II entered into a series of substantially same contractual arrangements with Beijing Yiyi.

As a result of entering into these contractual agreements, the Company through its wholly owned subsidiaries, Beijing WFOE I and Beijing WFOE II (the “WFOEs”), has (1) power to direct the activities of the VIEs that most significantly affect the entities’ economic performance and (2) the right to receive economic benefits of the VIEs that could be significant to the VIEs. Accordingly, The Company is considered the primary beneficiary of the VIEs and consolidate the VIEs’ financial results of operations, assets, and liabilities in the Company’s consolidated financial statements. The Company also believes that this ability to exercise control ensures that the VIEs will continue to execute and renew the exclusive business cooperation agreements and pay service fees to the Company. The ability to charge service fees in amounts determined at the Company’s sole discretion, and by ensuring that the exclusive business cooperation agreements are executed and renewed indefinitely, the Company has the right to receive substantially all of the economic benefits from the VIEs.

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

(All amounts in US$, except for share, per share data, or otherwise noted)

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

(All amounts in US$, except for share, per share data, or otherwise noted)

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

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs and VIEs’ subsidiaries taken as a whole, which were included in the Group’s consolidated financial statements with intercompany balances and transactions eliminated between the VIEs and VIEs’ subsidiaries:

	As of December 31,
	2022	2023
	US$	US$
Current assets	58,095,337	53,313,297
Non-current assets	12,145,470	11,399,140
Total assets	70,240,807	64,712,437
Current liabilities	29,848,034	26,976,594
Non-current liabilities	640,527	74,638
Total liabilities	30,488,561	27,051,232

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

1.
ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

Risks in relation to the VIE structure (Continued)

	For the years ended December, 31
	2021	2022	2023
	US$	US$	US$
Total revenues	65,295,325	44,382,701	24,775,979
Net loss	(700,720)	(8,220,848)	(4,204,124)

	For the years ended December, 31
	2021	2022	2023
	US$	US$	US$
Net cash provided by (used in) operating activities	18,431,299	(1,552,547)	(205,895)
Net cash used in investing activities	(4,048,620)	(416,486)	(6,169,149)
Net cash (used in) provided by financing activities	(5,091,778)	3,760,937	402,292

Total assets as of December 31, 2022 and 2023 disclosed above include amounts due from affiliated companies within the Group, amounting to US$38,288,706 and US$39,517,426, respectively. Total liabilities as of December 31, 2022 and 2023 disclosed above include amounts due to the internal companies amounting to US$17,552,417 and US$16,018,252, respectively. During 2021, 2022 and 2023, the VIEs earned inter-company total revenues amounting to US$60,971,555, US$40,966,619 and US$21,984,942, respectively. All of these intercompany balances and transactions have been eliminated in consolidation.

The Group’s main revenues were mostly generated from its wholly owned subsidiaries in New Zealand, Singapore, PRC and the United States for the years ended December 31, 2021, 2022, and 2023. Most of Group’s consolidated VIEs and their subsidiaries operate business in the PRC and their main functions are to support Group’s licensed/registered entities in New Zealand, Singapore, and the United States (“Licensed Entities”). Certain of the costs generated by VIEs and their subsidiaries are covered by these Licensed Entities through inter-company transactions, and the Group expect that the Licensed Entities will cover a substantial majority of such costs in the future. In general, the holding company transfers funds from financing (including funds from its IPO, follow-on equity offerings, and offerings of convertible bonds, as applicable) to Licensed Entities in the form of capital injections or loans to support their business expansion. These Licensed Entities pay the Group’s consolidated VIEs and their subsidiaries periodically for the services rendered through inter-company transactions, pursuant to the terms of the contractual arrangements between them.

The Company’s subsidiaries and consolidated VIEs did not declare nor distribute any dividends or distributions for the years ended December 31, 2021, 2022 and 2023. Additionally, the holding company did not declare nor distribute any dividends or distribution for the years ended December 31, 2021, 2022 and 2023.

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

(All amounts in US$, except for share, per share data, or otherwise noted)

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

(All amounts in US$, except for share, per share data, or otherwise noted)

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

Derivative financial instruments

The Company may utilize derivative financial instruments to mitigate the risk of fair value change of its investments in certain consolidated sponsored funds seeded for business development purposes. These derivative financial instruments are not designated as hedging instruments for accounting purposes. The Company does not use derivative financial instruments for speculative purposes. The Company may also acquire derivative financial instruments (i.e., warrants) during the course of its IPO distribution services. The Company records the derivative financial instruments in financial instrument held, at fair value or accrued expenses and other current liabilities on its consolidated balance sheets and measures these instruments at fair value. As of December 31, 2022 and 2023, the Company held nil derivative financial instruments in the Company’s consolidated balance sheets. For the years ended December 31, 2021, 2022 and 2023, the Company recognized nil, US$68,281 and nil realized loss, as well as US$80,703, US$12,906 and nil unrealized loss in other income in the Company’s consolidated statements of comprehensive income (loss), respectively.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits with financial institutions, term deposits with an original maturity of three months or less and highly liquid investments, which are unrestricted from withdrawal or use, or which have original maturities of three months or less when purchased.

Cash-segregated for regulatory purpose

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

As of December 31, 2022 and 2023, TradeUP Securities, the Company’s broker-dealer subsidiary located in the USA, had a cash of US$777,387,205 and US$1,132,090,347 segregated for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Term deposits

Term deposits consist of bank deposits with an original maturity of greater than three months.

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

Besides, the Group’s New Zealand subsidiary offered housing loans with collateral of properties in 2022 and 2023. The housing loans were fixed interest rate loans with mortgages on the applicable properties. Interests are accrued and repaid monthly and the principal amounts are repaid upon maturity. The outstanding balance of the housing loans were US$2.4 million and US$6.1 million as of December 31, 2022 and 2023, respectively. The Group’s allowance for housing loans represents management’s estimate of expected credit losses over the remaining expected life of such loans that measured at amortized cost. Changes in the allowance are recorded in the provision for credit losses on the Group’s consolidated statements of comprehensive income (loss). The Group applied a discounted cash flow (DCF) method to determine the allowance. The DCF method was based on relevant information about past events, current conditions and reasonable and supportable forecasts that affect the collectability of the loans.

For the years ended December 31, 2021, 2022 and 2023, US$426,953, US$302,634 and US$294,778 of allowance for doubtful accounts were recorded, respectively.

The table below presents the movement of allowance for doubtful accounts from customers for the year ended December 31, 2022 and 2023.

	2022	2023
	US$	US$
Balance as of January 1,	518,741	696,508
Additional/(Reversal)	302,634	294,778
Write-off	(124,867)	—
Balance as of December 31,	696,508	991,286

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

(All amounts in US$, except for share, per share data, or otherwise noted)

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

Intangible assets mainly consist of the brokerage’s license in USA, New Zealand, Hong Kong, Australia and United Kingdom acquired by the Company, which are recognized as intangible assets with indefinite life, and it should not be amortized until its useful life is determined to be no longer indefinite. An intangible asset that is not subject to amortization is tested for impairment at least annually or if events or changes in circumstances indicate that the asset might be impaired. The Group also holds a trademark which is an intangible asset with a definite useful life of around 8 years. Intangible assets with definite lives are carried at cost less accumulated amortization and impairment loss, if any, and are amortized using the straight-line method over the estimated economic lives.

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

(All amounts in US$, except for share, per share data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Goodwill (Continued)

The Group first assesses relevant events and circumstances to determine whether it is necessary to perform the two-step goodwill impairment test. If, after assessing the totality of events or circumstances such as those described in the preceding paragraph, the Group determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then the first and second steps of the goodwill impairment test are unnecessary. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit is greater than zero and its fair value exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. The Group concluded that the estimated fair value of the reporting unit substantially exceeded the underlying carrying value as of December 31, 2022 and 2023. No impairment charge was recognized for the years ended December 31, 2021, 2022 and 2023.

Lease

The Group leases offices and other facilities in different cities in the PRC, New Zealand, Singapore, USA and other countries. The Group determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on its consolidated balance sheets at the lease commencement. The Group measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Group estimates its respective incremental borrowing rate for each jurisdiction based on their analysis of publicly traded debt securities of companies with credit and financial profiles similar to its own. The Group measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing operating lease expense when the lessor makes the underlying asset available to the Group. The Group’s leases have remaining lease terms of up to five years, some of which include options to extend the leases for an additional period which has to be agreed with the lessors based on mutual negotiation. After considering the factors that create an economic incentive, the Group did not include renewal option periods in the lease term for which it is not reasonably certain to exercise.

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

(a)
Equity securities without readily determinable fair values

For investments in equity securities without readily determinable fair values, the Group elects to use the measurement alternative defined as cost, less impairment, adjusted by observable price change. The Group reviews its equity securities without readily determinable fair values investments for impairment at each reporting period by performing a qualitative assessment considering impairment indicators. The Group recorded US$600,000, nil and nil impairment loss on its equity securities without readily determinable fair values during the years ended December 31, 2021, 2022 and 2023.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

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

The Group reviews its investments for other than temporary impairment based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its investments. If the cost of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, the Group’s intent and ability to hold the investment, and the financial condition and near term prospects of the investees. The Group recorded nil, US$472,605 and nil impairment losses on its available‑for‑sale securities during the years ended December 31, 2021, 2022 and 2023, respectively.

(c)
Equity method investment

In accordance with ASC 323 Investment – Equity Method and Joint Ventures, the Group accounts for an equity method investment over which it has significant influence but does not own a majority of the equity interest or otherwise controls and the investments are either common stock or in substance common stock using the equity method. The Group’s share of the investee’s profit and loss is recognized in the consolidated statements comprehensive income (loss) of the period. The Group choose to apply the nature of the distribution approach when receiving distributions from equity method investee in the consolidated statements of cash flow.

An impairment loss on the equity method investments is recognized in the consolidated statements of comprehensive income (loss) when the decline in value is determined to be other-than-temporary. The Group recorded nil, US$175,000 and nil impairment losses on its equity method investment during the years ended December 31, 2021, 2022 and 2023.

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

(All amounts in US$, except for share, per share data, or otherwise noted)

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

(All amounts in US$, except for share, per share data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition (Continued)

Nature of Services (Continued)

iv)
Other revenues consist of the revenue arising from initial public offering (“IPO”) distribution service, currency exchange service and others. Revenue from the IPO distribution service is derived from IPO underwriting and new share subscription services in relation to IPOs in the USA and Hong Kong capital market. IPO distribution revenue are generally recognized when the services are completed. The related revenue from IPO distribution services amounted at US$12,565,574, US$8,185,595 and US$4,111,076 for the years ended December 31, 2021, 2022 and 2023. Revenue from currency exchange service is charged to the Group’s clients for providing currency exchange service, which was recorded upon the time when the services are rendered to customers. The related revenue from currency exchange service amounted at US$12,607,089, US$6,904,233 and US$5,326,985 for the years ended December 31, 2021, 2022 and 2023. The Group also provides promotional and advertisement service and financial advisory service under the contracts with customers, which are recorded over the period of service provided.

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

Research and development expenses

Research and development expenses primarily consist of salaries and employee benefits, rental and depreciation expenses related to the development of the Group’s proprietary trading platform, back-end technology and customer relationship management system. For the years ended December 31, 2021, 2022 and 2023, US$47,769,773, US$60,146,506 and US$63,458,798 of research and development costs have been expensed as incurred as the costs qualifying for capitalization have been insignificant.

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

(All amounts in US$, except for share, per share data, or otherwise noted)

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

(All amounts in US$, except for share, per share data, or otherwise noted)

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

Non-controlling interests

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

(All amounts in US$, except for share, per share data, or otherwise noted)

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

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents denominated in RMB amounted to US$1,606,471, US$46,426,074 and US$31,423,866 as of December 31, 2021, 2022 and 2023, respectively.

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

(All amounts in US$, except for share, per share data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of credit risk

The Group’s exposure to credit risk associated with its trading and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and exposure is monitored in light of changing counterparty and market conditions. As of December 31, 2022 and 2023, the Group did not have any material concentrations of credit risk outside the ordinary course of business.

Concentration of revenue

There is no customer accounting for 10% or more of total revenues for the years ended December 31, 2021, 2022 and 2023, respectively.

Concentration of supplier

The Group relies on third parties for the execution and clearing of trade requests made by customers. In instances where these parties fail to perform their obligations, the Group may be temporarily unable to find alternative suppliers to satisfactorily deliver services to its customers in a timely manner, if at all.

For the years ended December 31, 2021, 2022 and 2023, 57.4%, 24.3% and 16.6% of its total net revenues were executed and cleared by one supplier.

Current Expected Credit Losses

The Group adopted FASB ASC Topic 326 – Financial Instruments – Credit Losses (“ASC Topic 326”) since January 1, 2020. The Group’s in-scope assets are primarily subject to collateral maintenance provisions, such as margin loans extended to consolidated accounts customers by the Group for which the Company elected to apply the practical expedient of reporting the difference between the fair value of collateral and the amortized cost for the in-scope assets as the allowance for current expected credit losses (“CECL”). The Group applied a discounted cash flow (“DCF”) method to determine the allowance for the New Zealand housing loans. The DCF method was based on relevant information about past events, current conditions and reasonable and supportable forecasts that affect the collectability of the loans.

Recent Accounting Pronouncements

In October 2023, FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative, which modifies the disclosure or presentation requirements of various FASB topics in the Codification. The effective date for each amendment will be the date on which the SEC's removal of that related disclosure from Regulation S-K becomes effective, with early adoption prohibited. The Group does not expect adoption of this standard will have a material impact on its financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures introducing key amendments to enhance disclosures in public entities reportable segments. Notable changes include the mandatory disclosure of significant segment expenses regularly provided to the chief operating decision maker (“CODM”), disclosure of other segment items, and requirements for consistency in reporting measures used by the CODM. The amendments in this update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Group is currently assessing the impact to its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740) – Improvements to Income Tax Disclosures. ASU No. 2023-09 requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as additional information on income taxes paid. The guidance is effective for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Group is currently assessing the impact to its consolidated financial statements.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

3.
PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other currents assets consisted of the following:

	As of December 31,
	2022	2023
	US$	US$
Prepaid data and IT service expenses	1,810,778	2,741,338
IPO distribution service and promotional and advertisement service receivables	2,518,877	2,707,740
Advances to employees	1,756,262	2,190,106
Prepaid income tax	1,547,355	2,178,658
Wealth management service fees receivables	1,694,339	1,823,331
Prepaid professional service fees	740,171	1,008,341
Rental and other deposits	784,871	611,140
Interest receivables from term deposits	45,172	611,083
Input VAT receivables	289,560	569,813
Prepaid marketing expenses	805,230	552,565
Others	970,760	2,942,065
Total	12,963,375	17,936,180

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

4.
PROPERTY, EQUIPMENT AND INTANGIBLE ASSETS, NET

Property, equipment and intangible assets, net, consisted of the following:

	As of December 31,
	2022	2023
	US$	US$
Electronic Equipment	6,897,897	7,809,971
Office Equipment	798,279	873,192
Leasehold improvement	1,748,345	1,657,837
Software	1,346,872	1,379,299
Less: accumulated depreciation	(4,481,910)	(6,525,834)
Property and equipment, net	6,309,483	5,194,465
Licenses	10,004,563	10,004,563
Trademark	118,524	115,140
Trading right	128,180	128,026
Others	—	1,057,434
Less: accumulated amortization	(56,685)	(70,085)
Intangible assets, net	10,194,582	11,235,078
Total	16,504,065	16,429,543

Depreciation expenses for the years ended December 31, 2021, 2022 and 2023 were US$1,322,236, US$2,733,684 and US$2,823,534, respectively.

Amortization expenses for the years ended December 31, 2021, 2022 and 2023 were US$16,732, US$15,460 and US$15,018, respectively.

The estimated amortization expenses for the above intangible assets for future years are as follows:

Years ending December 31,	Amortization for Intangible Assets
US$
2024	15,018
2025	15,018
2026	15,018
2027	—
2028	—
Total	45,054

5.
GOODWILL

There were no changes in the carrying amount of goodwill for the years ended December 31, 2022 and 2023.

	For the years ended,
	2022	2023
	US$	US$
Balance at the beginning of year	2,492,668	2,492,668
Balance at the end of year	2,492,668	2,492,668

As of December 31, 2022 and 2023, there had not been any accumulated goodwill impairment provided.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

6.
LONG‑TERM INVESTMENTS

Equity securities without readily determinable fair value

The Group had the following equity securities without readily determinable fair value:

	As of December 31,
	2022	2023
	US$	US$
TradeUP Acquisition Corp.(“UPTDU”) (a)	314,700	—
Fortune Rise Acquisition Corporation (“FRLAU”) (b)	200,237	200,237
Shenzhen Guru Club Information Technology Group Co., LTD. (“Guru”) (c)	1,449,864	1,408,472
Shanghai Realize Investment Consulting Co., Ltd. (“Realize”) (d)	869,918	845,082
Shanghai Yisong Consulting Management Co., LTD (“Yisong”) (e)	376,965	366,202
Feutune Light Acquisition Corporation (“FLFVU”) (f)	200,000	200,000
Mainnet Group Holdings (“Mainnet”) (g)	—	500,000
Total	3,411,684	3,519,993

(a)
UPTDU is a NASDAQ listed blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. In February and July 2021, the Group respectively acquired 230,000 founder shares (8,500 of which was forfeited in September 2021) and 44,040 private shares issued by UPTDU for a total purchase consideration of US$445,400. At the end of 2022, the shares owned by the Group took up 2.32% equity interests of UPTDU with no significant impacts. On September 29, 2023, UPTDU completed the business combination with Estrella Biopharma, Inc., a Delaware corporation. After the business combination, the founder shares and private shares the Group held were converted into listed common shares, considering the Group does not control nor has ability to exercise significant influence over the operating and financial policies of the investee, as such the Group recognized the investment as financial instruments held, at fair value.
(b)
FRLAU is a NASDAQ listed blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. In November 2021, the Group acquired 122,000 founder shares, 20,000 private shares and 60,000 representative shares issued by FRLAU for a total purchase consideration of US$201,248. After the sale of 98,800 founder shares in December 2022, the Group held 0.8% equity interests of FRLAU with no significant impacts. The founder shares, private shares and representative shares are each subject to transfer restrictions pursuant to lock-up provisions. No observable price change has been identified and no fair value change was recorded for the years ended December 31, 2022 and 2023.
(c)
In October 2017, the Group acquired 1.0% equity interests of Guru with no significant impacts, formerly known as Tibet Gelonghui Information Technology Co., LTD., for a purchase consideration of US$1,536,972 (RMB10,000,000). Guru is principally engaged in information technology development, technical consultation and technical services. No observable price change has been identified and no fair value change was recorded for the years ended December 31, 2022 and 2023. The change of balance was foreign exchange difference.
(d)
In August 2021, the Group acquired 1.5% equity interests of Realize for a purchase consideration of US$926,183 (RMB6,000,000). Realize is principally engaged in ESOP advisory and management services. No observable price change has been identified and no fair value change was recorded for the years ended December 31, 2022 and 2023. The change of balance was foreign exchange difference.
(e)
In April 2021, the Group acquired 5% equity interests of Yisong for a purchase consideration of US$400,962 (RMB2,600,000). Yisong is principally engaged in consulting and financial advisory services. No observable price change has been identified and no fair value change was recorded for the years ended December 31, 2022 and 2023. The change of balance was foreign exchange difference.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

6.
LONG‑TERM INVESTMENTS (Continued)

Equity securities without readily determinable fair value (Continued)

(f)
FLFVU is a NASDAQ listed blank check company formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. In June 2022, the Group acquired 20,000 private shares and 60,000 representative shares issued by FLFVU for a total purchase consideration of US$200,000, which accounted for 0.63% equity interests of FLFVU with no significant impacts. The representative shares are identical to the public shares except that the representative has agreed not to transfer, assign or sell any such representative shares until the completion of initial business combination. No observable price change has been identified and no fair value change was recorded for the years ended December 31, 2022 and 2023.
(g)
In September 2023, the Group acquired 2.0% equity interests of Mainnet for a purchase consideration of US$500,000. Mainnet has formed multiple lines of businesses including wealth management, fund management, a global open platform, and FinTech arm, providing high-net-worth customers with all-rounded financial services. No observable price change has been identified and no fair value change was recorded for the year ended December 31, 2023.

Available‑for‑sale securities

The Group had the following available‑for‑sale securities:

	As of December 31,
	2022	2023
	US$	US$
Alphalion Technology Holding Limited (“Alphalion”) (h)	4,516,815	4,066,490
Total	4,516,815	4,066,490

(h)
In February 2019, the Group entered into a series of agreements to covert its short-term interest-free loans to Alphalion Technology Holding Limited and its affiliates amounted at US$3,060,113 into 25% equity interest of Alphalion (Note 16). Alphalion is principally engaged in IT services, including software maintenance, application service and data processing. The investment was classified as available-for-sale securities with no contractual maturity date as the Group determined that the preferred shares were debt securities due to the redemption option available to investors and measured the investment subsequently at fair value. US$1,899,605 gains, US$502,903 and US$450,325 losses of fair value were recorded for the years ended December 31, 2021, 2022 and 2023, respectively. Nil allowance for credit losses was recorded for the years ended December 31, 2021, 2022 and 2023.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

7.
ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2022	2023
	US$	US$
Accrued payroll and welfare	15,761,463	19,043,496
Income and non-income-based taxes payables	9,389,054	7,319,738
Accrued professional expenses	2,445,075	4,300,517
Accrued marketing expenses	4,182,606	3,863,879
Advanced from customers	1,904,019	3,425,224
Accrued data and IT service expenses	1,467,007	1,301,092
Amounts due to employees for sale of their shares exercised under the share incentive plan	1,368,771	2,702,901
Others	1,259,754	425,099
Total	37,777,749	42,381,946

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

8.
INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Group is not subject to tax on its income or capital gains.

PRC

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. In addition, the EIT Law and its implementing rules permit qualified “High and New Technologies Enterprise” (the “HNTE”) to enjoy a reduced 15% EIT income tax rate. The HNTE certificate is effective for a period of three years. Certain PRC subsidiaries, VIEs and VIEs’ subsidiaries, including Beijing U-Tiger Business, Beijing Yixin and Beijing U-Tiger Network, are qualified HNTEs and enjoy a reduced income tax rate of 15% for the three years presented, and Hangzhou U-Tiger, Guangzhou U Tiger and Beijing Xiangshang are qualified HNTEs and enjoy a reduced income tax rate of 15% for the years ended December 31, 2022 and 2023. An entity could re-apply for the HNTE certificate when the prior certificate expires. Historically, all companies successfully re-applied for the certificates when the prior once expired. The Group’s other subsidiaries are subject to income tax rate of 25%, according to EIT Law.

New Zealand

The Group’s subsidiaries, TBNZ and TFNZ are located in New Zealand and are subject to an income tax rate of 28% for taxable income earned in New Zealand.

Hong Kong

The Group’s subsidiaries incorporated in Hong Kong are subject to a profits tax rate of 8.25% on assessable profits up to HK$2,000,000 and 16.5% on any part of assessable profits over HK$2,000,000.

USA

The Group’s subsidiaries incorporated in the USA are subject to a federal income tax rate of 21% for taxable income earned in the USA. Taxable income apportioned to New York, New York City, and New Jersey is also subject to tax at statutory tax rates of 6.5%, 8.85%, and 11.5%, respectively.

Singapore

The Group’s subsidiaries incorporated in Singapore are subject to an income tax rate of 17% for taxable income earned in Singapore.

Australia

The Group’s subsidiaries incorporated in Australia are subject to an income tax rate of 30% for taxable income earned in Australia.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

8.
INCOME TAXES (Continued)

The components of income before income taxes are as follows:

	For the years ended December 31,
	2021	2022	2023
	US$	US$	US$
The Cayman Islands	2,442,082	(2,399,651)	(700,677)
PRC	21,320,470	9,105,225	12,562,152
Other	(4,708,080)	(4,673,789)	34,132,262
Total income before income taxes	19,054,472	2,031,785	45,993,737

The current and deferred portions of income tax expense allocated to continuing operations, all of which was incurred outside the Cayman Islands, were as follows:

	For the years ended December 31,
	2021	2022	2023
	US$	US$	US$
Current tax expense	(5,026,081)	(5,552,745)	(9,779,815)
Deferred tax benefit (expense)	662,310	1,264,080	(3,206,495)
Income tax expense	(4,363,771)	(4,288,665)	(12,986,310)

The enterprise income tax law also imposes a withholding income tax on dividends distributed by a foreign investment enterprise ("FIE") to its immediate holding company outside of the PRC. According to the arrangement between Chinese mainland and HKSAR, dividends paid by an FIE in Chinese mainland to its immediate holding company in HKSAR will be subject to withholding tax at a rate of no more than 5%. Dividends paid from US subsidiaries to their parent company are subject to US withholding tax at a rate of 30%. Cash dividends paid by a New Zealand incorporated company is subject to 5% withholding under the New Zealand-Singapore Double Tax Agreement.

The Company does not intend to have any of its subsidiaries and VIEs located in jurisdictions that would assess a tax on a distribution distributed any accumulated earnings in the foreseeable future, but rather expects that such profits will be indefinitely reinvested by such subsidiaries and VIEs for their respective local operations. Accordingly, no liability for withholding tax was recorded as of December 31, 2022 and 2023. Undistributed earnings of such subsidiaries and VIEs amounted to US$84.1 million and US$141.6 million and the unrecognized deferred tax liability related to such earnings amounted to US$5.5 million and US$12.8 million as of December 31, 2022 and December 31, 2023, respectively.

The Group’s subsidiaries and consolidated VIEs located in the PRC, HKSAR, New Zealand, the USA, Singapore and other jurisdictions are open to tax examination for the period from its inception until the year ended December 31, 2023.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

8.
INCOME TAXES (Continued)

The significant components of the Group’s deferred tax assets and liabilities were as follows:

	As of December 31,
	2022	2023
	US$	US$
Deferred tax assets
Net operating loss carryforwards	19,642,694	23,177,049
Share-based compensation	1,666,221	2,555,382
Lease liabilities	2,767,408	1,933,001
Withholding tax credit carryforwards	1,072,899	1,042,268
Advertising expense carryforwards	973,640	961,816
Accrued expenses	415,472	479,475
Financial instruments held, at fair value	184,822	425,174
Allowance for doubtful accounts	242,233	331,043
Long-term investments	144,986	140,847
Total deferred tax assets	27,110,375	31,046,055
Less: valuation allowance	11,307,489	18,262,801
Deferred tax assets, net of valuation allowance	15,802,886	12,783,254

Deferred tax liabilities
Intangible assets	1,788,555	1,788,555
Right-of-use assets	2,661,362	1,742,996
Financial instruments held, at fair value	290,445	1,658,536
Total deferred tax liabilities	4,740,362	5,190,087

Deferred tax assets, net	13,122,272	10,990,998
Deferred tax liabilities, net	2,059,748	3,397,831

The movement of the valuation allowance is as follows:

	For the years ended December 31,
	2021	2022	2023
	US$	US$	US$
Balance at the beginning of the year	4,000,159	5,224,095	11,307,489
Additions of valuation allowance	2,814,445	7,192,373	7,372,595
Reversals of valuation allowance	(1,628,176)	(858,222)	(187,483)
Foreign currency translation adjustment	37,667	(250,757)	(229,800)
Net change in the valuation allowance	1,223,936	6,083,394	6,955,312
Balance at the end of the year	5,224,095	11,307,489	18,262,801

As of December 31, 2022 and 2023, the Group had net operating loss carryforwards of US$118,085,461 and US$137,570,765, respectively.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

8.
INCOME TAXES (Continued)

The expiration status of net operating loss carryforwards as of December 31, 2023 is listed below.

Expiration year	US$
2024	2,100,039
2025	1,084,992
2026	6,659,954
2027	7,356,743
2028 through 2033	76,089,768
Indefinitely	44,279,269

As of December 31, 2022 and 2023, the Group had advertising expenses carryforwards of US$3,894,561 and US$3,847,264 respectively, which can be carried forward indefinitely.

As of December 31, 2022 and 2023, the Group had withholding tax credit carryforwards of US$1,072,899 and US$1,042,268, respectively, Among the withholding tax credit carryforwards as of December 31, 2023, US$904,613 will expire by 2025 while US$137,655 will expire in 2026.

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

The realizability of deferred tax assets requires significant judgment associated with evaluation of past and projected financial performance which incorporates projections of future taxable income, including forecasted revenues and expenses, by tax-paying component. In assessing the realizability of deferred tax assets, management considered the future taxable earnings which consists of forecasted revenue, operating cost and expenses, and the expected timing of the reversal of temporary differences. As of December 31, 2022 and 2023, valuation allowances of US$11,307,489 and US$18,262,801, respectively, were provided against the deferred tax assets that were determined more-likely-than-not will not be realized in the future. Deferred tax assets related to net operating loss carryforwards of US$1,510,584 without a valuation allowance were generated in 2023. Due to changes in judgment about the realizability of deferred tax assets in 2023, valuation allowance increases of US$3,574,020 were recorded in 2023. The Group realized a benefit of utilizing DTAs of US$187,483 in 2023 that were offset with a valuation allowance at the beginning of the year. To the extent that actual experience deviates from the assumptions, the projections would be affected and hence management’s assessment of realizability of deferred tax assets may change.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

8.
INCOME TAXES (Continued)

Reconciliations between the income tax expense computed by applying the PRC's 25% statutory income tax rate, the standard enterprise income tax rate in the jurisdiction of tax domicile of a significant portion of our business, to income before income taxes and the reported income tax expense were as follows:

	For the years ended December 31,
	2021	2022	2023
	US$	US$	US$
Income before income taxes	19,054,472	2,031,785	45,993,737
PRC statutory income tax rate	25%	25%	25%
Income tax at statutory income tax rate	(4,763,618)	(507,946)	(11,498,434)
Effect of income tax rate difference in other jurisdictions	(596,978)	(1,118,844)	23,195
Effect of preferential tax rates	2,345,990	999,270	1,306,561
Remeasurement of deferred taxes for tax rate change	(610,551)	(1,269,155)	—
Super deduction of research and development expense	4,476,114	4,725,220	5,509,308
Nondeductible expenses	(4,138,443)	(4,142,647)	(1,998,354)
Non-taxable income	109,984	35,616	194,107
Changes in valuation allowance	(1,186,269)	(6,334,151)	(7,185,112)
Excess tax benefits from share-based compensation	—	1,146,536	662,419
Remeasurement of share-based compensation tax attributes (Note)	—	2,177,436	—
Income tax expense	(4,363,771)	(4,288,665)	(12,986,310)

Note: This income tax benefit of US$2.2 million was related to the expenses being allowed to be deducted on the tax filling for fiscal year 2021 and the recognition of a deferred tax asset for the cumulative compensation costs for share-based compensation awards outstanding as of January 1, 2022 as a result of developments during the year ended December 31, 2022.

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

(All amounts in US$, except for share, per share data, or otherwise noted)

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

According to ASU 2020-06, for the 2021 Series A1 Note, conversion options that were previously bifurcated and recorded in equity, which was recombined as a single instrument classified as a liability from January 1, 2022. The Company adopted the modified retrospective method and the change was recorded in the consolidated statements of changes in shareholders’ equity.

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

	As of December 31,
	2022	2023
	US$	US$
2021 Series A1 Note US$ 44,000,000 1.00% due to 2026	41,531,679	42,957,209
2021 Series A2 Note US$ 21,000,000 1.00% due to 2026	21,330,823	21,543,492
2021 Series B Note US$ 90,000,000 1.00% due to 2026	91,474,981	92,386,990
	154,337,483	156,887,691

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

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

In March 2022, 124,500,000 Class B ordinary shares were converted into Class A ordinary shares.

As of December 31, 2023, the Company had 2,252,892,845 Class A ordinary shares and 97,611,722 Class B ordinary shares issued and outstanding, respectively.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

11.
REDEEMABLE NON-CONTROLLING INTERESTS

On November 8, 2022, Beijing Xiangshang, one of the Company’s consolidated VIE’s subsidiaries, issued 31,875,000 Series Angel redeemable preferred shares (“Series Angel preferred shares”) to external investors for an aggregate cash consideration of US$4,397,462, and US$4,356,074 proceeds were received upon the issuance. As of December 31, 2022, the outstanding US$43,496 was recorded as subscriptions receivable from redeemable non-controlling interests in the consolidated balance sheets. On March 20, 2023, the outstanding US$43,672 was received and transferred from subscriptions receivable to redeemable non-controlling interests in the consolidated balance sheets.

On April 7, 2023, Beijing Xiangshang, issued 11,250,000 Series Pre-A redeemable preferred shares (“Series Pre-A preferred shares”) to external investors for an aggregate cash consideration of US$1,636,364.

The Series Angel and Pre-A preferred shares, which are redeemable by Beijing Xiangshang upon occurrence of certain events, are recorded as mezzanine equity in the consolidated balance sheets and consist of the following:

	Series Angel preferred shares	Series Pre-A preferred shares	Total
	US$	US$	US$
Balance as of January 1, 2022
Issuance of redeemable preferred shares of VIE's subsidiary	4,356,074	—	4,356,074
Accretion of redeemable non-controlling interests	61,870	—	61,870
Foreign currency translation adjustment	223,798	—	223,798
Balance as of December 31, 2022	4,641,742	—	4,641,742
Issuance of redeemable preferred shares of VIE’s subsidiary	43,672	1,636,364	1,680,036
Accretion of redeemable non-controlling interests	456,911	113,812	570,723
Foreign currency translation adjustment	(135,054)	(50,787)	(185,841)
Balance as of December 31, 2023	5,007,271	1,699,389	6,706,660

The significant terms of the Series Angel and Pre-A preferred shares issued by Beijing Xiangshang are as follows:

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

(All amounts in US$, except for share, per share data, or otherwise noted)

11.
REDEEMABLE NON-CONTROLLING INTERESTS (Continued)

Redemption Rights

The holder of the preferred shares may require that Beijing Xiangshang redeem any or all of the outstanding preferred shares held by the holder with redemption price calculated on the agreed terms, if Beijing Xiangshang fails to complete a Qualified IPO before June 30, 2028, or under other pre-agreed redemption events.

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

12.
FAIR VALUE MEASUREMENT

Measured at fair value on a recurring basis

The Company measures financial instruments held, at fair value, cash and cash equivalents and long-term available-for-sale securities on a recurring basis.

Most of the Company’s financial instruments held, at fair value are classified as Level 1 since their fair value are determined based on the quoted market price. Some of the Company’s financial instruments held, at fair value that are valued at quoted prices in less active markets are classified as Level 2. Investments in private equity funds are categorized as Level 3 since they are valued utilizing third-party pricing information without adjustment.

The Company classified its money market funds, which are presented in cash and cash equivalents due to high liquidity to be convertible to known amounts of cash and near maturity that they present insignificant risk of changes in value, as Level 1 since their fair value are determined based on the quoted market price.

The Group measured the fair value of its long-term available-for-sale securities using market approach and considered those as Level 3 measurement because the Group used unobservable inputs to determine their fair values. The unobservable inputs were discounts for lack of marketability for such market approach (ranging from 10% to 15%), as well as risk-free interest rates (ranging from 3.5% to 4%), as of December 31, 2022 and 2023. Significant increases or decreases in any of those inputs in isolation would result in a significant change in fair value measurement.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

12.
FAIR VALUE MEASUREMENT (Continued)

Measured at fair value on a recurring basis (Continued)

As of December 31, 2022 and 2023, information about inputs for the fair value measurements of the Group’s assets that were measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	As of December 31, 2023
	Quoted prices in active markets for identical instruments (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (level 3)	Total balance
	US$	US$	US$	US$
Financial instruments held, at fair value
Funds	2,634,959	353,525	3,435,440	6,423,924
Bonds	418,077,123	—	—	418,077,123
Stock	3,014,507	—	—	3,014,507
Others	644,000	—	—	644,000
Cash and cash equivalents
Funds	6,428,256	—	—	6,428,256
Long‑term available-for-sale securities	—	—	4,066,490	4,066,490
Total	430,798,845	353,525	7,501,930	438,654,300

	As of December 31, 2022
	Quoted prices in active markets for identical instruments (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (level 3)	Total balance
	US$	US$	US$	US$
Financial instruments held, at fair value
Funds	2,140,551	—	2,861,868	5,002,419
Bonds	152,699,420	—	—	152,699,420
Stock	4,833,345	—	—	4,833,345
Long‑term available-for-sale securities	—	—	4,516,815	4,516,815
Total	159,673,316	—	7,378,683	167,051,999

During the years ended December 31, 2022 and 2023, there were no transfers between level 1, level 2 and level 3 categories.

The movements of Level 3 fair value measurements for the years ended December 31, 2022 and 2023 are as follows:

US$
As of January 1, 2022	7,814,755
Additions during the year	1,000,000
Net unrealized loss	(967,157)
Impairment loss	(472,605)
Foreign currency translation adjustment	3,690
As of December 31, 2022	7,378,683
Additions during the year	1,000,000
Net unrealized loss	(876,753)
As of December 31, 2023	7,501,930

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

12.
FAIR VALUE MEASUREMENT (Continued)

Measured at fair value on a recurring basis (Continued)

For the year ended December 31, 2022, the unrealized loss included US$857,153 recognized in other comprehensive income (loss) in the consolidated statements of comprehensive income (loss), and the unrealized loss US$110,004 recognized in other income in the consolidated statements of comprehensive income (loss). For the year ended December 31, 2023, the unrealized loss included US$450,325 recognized in other comprehensive income (loss) in the consolidated statements of comprehensive income (loss), and the unrealized loss US$426,428 recognized in other income in the consolidated statements of comprehensive income (loss).The Group recognized nil, US$472,605 and nil impairment loss related to the long-term available-for-sale securities as an offset of other income for the years ended December 31, 2021, 2022 and 2023.

Measured at fair value on a non‑recurring basis

The Group measures the equity securities without readily determinable fair value at fair value on a nonrecurring basis whenever there is an impairment indicator or any changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. There was no impairment loss related to the long-term equity securities without readily determinable fair value for the years ended December 31, 2022 and 2023.

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

The Group measures goodwill at fair value on a nonrecurring basis and performs a goodwill impairment test annually or more often if event occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carry amount. The Group measured acquired intangible assets using the income approach‑discounted cash flow method when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The Group did not recognize any impairment loss related to other intangible assets arising from acquisitions during the years ended December 31, 2022 and 2023. The fair value of goodwill is determined using discounted cash flows, and an impairment loss will be recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The Group did not recognize any impairment loss related to goodwill during the years ended December 31, 2022 and 2023. Key inputs and parameters primarily for the above impairment assessment include significant judgment and estimates by the management on future earnings, and discount rate.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

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

In December 2020, 10,429,305 treasury stock repurchased under the Share Repurchase Program were approved by the board of directors of the Company to increase the shares issuable under 2019 Plan from 52,000,000 shares to 62,429,305 shares.

In September 2021, 36,534,435 Class A ordinary shares issued under the evergreen plan were approved by the board of directors of the Company to increase the award pool under 2019 Plan from 62,429,305 shares to 98,963,740 shares.

In January 2023, 34,918,695 Class A ordinary shares issued under the evergreen plan were approved by the board of directors of the Company to increase the award pool under 2019 Plan from 98,963,740 shares to 133,882,435 shares.

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

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

13.
SHARE‑BASED COMPENSATION (Continued)

Share options (Continued)

As the terms permit the Company to purchase these share options at an amount that is equal to or less than the fair value, the Company evaluates the classification for each award upon the occurrence of each employment termination. The termination of employees has been insignificant for all periods presented. As of December 31, 2022 and 2023, the share option award is classified as equity.

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

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

13.
SHARE‑BASED COMPENSATION (Continued)

Share options (Continued)

A summary of the Company’s share option activities for the years ended December 31, 2022 and 2023 is presented below:

	Number of share options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
		US$	Years	US$
Outstanding as of January 1, 2022	44,356,789	0.04833	6.77	12,375,711
Exercised	(11,347,330)	0.02521
Forfeited	(4,578,263)	0.19802
Outstanding as of December 31, 2022	28,431,196	0.03046	5.82	7,335,391
Exercised	(2,323,795)	0.03554
Outstanding as of December 31, 2023	26,107,401	0.03001	4.83	7,243,680

The aggregate intrinsic value is calculated as the difference between the exercise price of the awards and the fair value of the underlying ordinary shares at each reporting date, for those awards that had exercise price below the estimated fair value of the relevant ordinary shares.

The Group recognized share-based compensation expenses relating to the share options of US$4,272,939, US$1,238,963 and US$612,686 for the years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2023, total unrecognized share-based compensation expenses relating to these share options was US$5,964,247. The expense is expected to be recognized over a weighted-average period of 3.7 years.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

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

A summary of the Company’s RSU activities for the years ended December 31, 2022 and 2023 is presented below:

	Number of Units	Weighted-Average Grant-Date Fair Value
		US$
Unvested as of January 1, 2022	65,816,445	0.48
Granted	48,542,120	0.27
Exercised	(25,568,598)	0.34
Forfeited	(9,262,221)	0.45
Unvested as of December 31, 2022	79,527,746	0.40
Granted	36,225,520	0.24
Exercised	(29,165,983)	0.43
Forfeited	(5,954,634)	0.42
Unvested as of December 31, 2023	80,632,649	0.31

The Group recognized share-based compensation expenses relating to RSUs (including the expense upon modification) of US$9,097,438, US$12,636,643 and US$9,435,333 for the years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2023, total unrecognized share-based compensation expenses relating to these RSUs was US$18,496,119. The expense is expected to be recognized over a weighted average period of 2.5 years.

The Group recognized tax benefit relating to the share-based compensation expense of share options and RSUs of nil, US$1,666,221 and US$936,732 for the years ended December 31, 2021, 2022 and 2023, respectively.

Other Share Incentive Plan

In July 2022, Beijing Xiangshang granted share-based awards (“Xiangshang Plan”) to eligible employees and non-employees of Beijing Xiangshang and other employees within the Group. The Xiangshang Plan consists of share options and restricted shares. The estimated fair value of each option grant is estimated on the date of grant using the binominal option-pricing model. The weighted average grant date fair value of options granted for the year ended December 31, 2023 was RMB0.0606 per share. For the year ended December 31, 2023, total share-based compensation expenses for the share options and restricted shares granted under Xiangshang Plan were US$99,343 (RMB703,159). As of December 31, 2023, there were US$270,653 (RMB1,866,750) of unrecognized share-based compensation expenses related to the share options and restricted shares granted. The expenses were expected to be recognized over a weighted-average period of 2.5 years.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

14.
NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per share for the following years:

	For the years ended December 31,
	2021	2022	2023
	US$	US$	US$
Numerator:
Net income (loss) attributable to ordinary shareholders of UP Fintech	14,690,701	(2,186,441)	32,563,525
The dilutive effect arising from the convertible bonds	(2,900,645)	—	912,009
Numerator for diluted net income (loss) per ordinary share	11,790,056	(2,186,441)	33,475,534
Denominator:
Weighted average shares used in calculating net income (loss) per ordinary share
Basic	2,205,186,257	2,295,154,791	2,325,338,439
Effect of dilutive securities:
Dilutive effect of share options	17,457,965	—	5,440,751
Dilutive effect of restricted shares units	32,613,976	—	26,325,143
Dilutive effect of convertible bonds	80,459,006	—	70,164,498
Denominator for diluted net income (loss) per ordinary share	2,335,717,204	2,295,154,791	2,427,268,831
Net income (loss) per ordinary share
Basic	0.01	(0.00)	0.01
Diluted	0.01	(0.00)	0.01

15.
TREASURY STOCK

On March 25, 2020, the Company’s Board of Directors approved a share repurchase program. Under the terms of the approved program (“Share Repurchase Program”), the Company may repurchase US$20 million worth of its outstanding ADSs from time to time for a period not to exceed twelve months. As of December 31, 2022 and 2023, an aggregate of 10,429,305 ordinary shares under the Share Repurchase Program has been repurchased in the open market, with an average price of US$3.13 per ADS, or US$0.21 per share for a total consideration of US$2.2 million.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

16.
RELATED PARTY BALANCES AND TRANSACTIONS

		As of December 31,
Name	Relationship with the Group	2022	2023
		US$	US$
Amounts due from related parties:
Alphalion Technology Holding Limited and its affiliates (“Alphalion Group”) (1)	Long-term available-for-sale investee	985,869	967,772
Individual directors and executive officers (2)	Directors or officers of the Group	3,783,606	7,019,984
Subtotal		4,769,475	7,987,756
(1)
The amount represents short-term, interest-free loans provided to Alphalion Group to facilitate its daily operational cash flow needs and prepaid IT service fee as of December 31, 2022 and 2023.
(2)
The Group provided brokerage services and margin loans to its individual directors and executive officers and their spouses during its ordinary courses of business. The amounts represent receivables from directors and executive officers of the Group as of December 31, 2022 and 2023, respectively.

		As of December 31,
Name	Relationship with the Group	2022	2023
		US$	US$
Amount due to related parties:
Individual directors and executive officers (3)	Directors or officers of the Group	461,704	10,148,142
Total		461,704	10,148,142

(3)
The amounts represent the cash account balance of directors and executive officers.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

16.
RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

Transactions with related parties:

		For the years ended December 31,
Name	Relationship with the Group	2021	2022	2023
		US$	US$	US$
Alphalion Group (4)	Long-term available-for-sale investee	(94,333)	(135,117)	(150,360)
Ocean Joy Holdings Limited ("Ocean joy") and its subsidiary (5)	Equity method investee	28,350	—	—
Ocean Joy and its subsidiary (6)	Equity method investee	(686,576)	—	—
Interactive Brokers LLC (7)	Under common control with a principal shareholder of the Company	73,293,370	9,727,350	—
Interactive Brokers LLC (8)	Under common control with a principal shareholder of the Company	(16,823,850)	(1,751,505)	—
Individual directors and executive officers (9)	Directors or officers of the Group	138,661	147,662	1,501,351
Xiaomi Corporation and its affiliates (10)	Principal shareholder of the Company	2,860,123	—	—
Xiaomi Corporation and its affiliates (11)	Principal shareholder of the Company	(350,519)	—	—

(4)
The amounts represent the purchase of IT services from Alphalion Group for the years ended December 31, 2021, 2022 and 2023, respectively.
(5)
In October 2021, the Company completed the acquisition of Ocean Joy and its sole subsidiary Tiger Brokers HK which is licensed by the SFC in Hong Kong to carry on business dealing in securities and futures contracts. The amounts represent the commissions and interest income earned from Tiger Brokers HK for periods from June to December of 2020 and January to October of 2021 (before the completion of acquisition).
(6)
The amounts represent the execution and clearing fees paid to Tiger Brokers HK for periods from June to December of 2020 and January to October of 2021 (before the completion of acquisition). In October 2021, the Company completed the acquisition of Ocean Joy.

(7)
The amounts represent the commissions, financing service fees, interest income and other revenues earned from Interactive Brokers for the years ended 2021, and the period from January to March of 2022, respectively, netting off interest expense incurred from margin, security borrowing and lending business. Due to the resignation of the director assigned by Interactive Brokers in March 2022, Interactive Brokers LLC was no longer considered a related party since then.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

16.
RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

Transactions with related parties: (Continued)

(8)
The amounts represent the execution and clearing fees paid to Interactive Brokers for the years ended December 31, 2021, and the period from January to March of 2022, respectively. Due to the resignation of the director assigned by Interactive Brokers in March 2022, Interactive Brokers LLC was no longer considered a related party since then.
(9)
The amounts represent the commissions and interest income earned by providing brokerage services and margin loans to the individual directors and executive officers during its ordinary courses of business for the years ended December 31, 2021, 2022 and 2023, respectively.
(10)
The amount represents the changes in the fair value of the convertible bonds issued to Xiaomi Corporation and its affiliates during the year ended December 31, 2021 (Note 9). In January 2022, Xiaomi Corporation waived its right to participate in the financial and operational decision-making of the Company and was no longer considered a related party since then.
(11)
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

The following table summarizes the amounts related to collateralized transactions as of December 31, 2022 and 2023:

	As of December 31,
	2022	2023
	US$	US$
Total client margin asset	3,317,028,071	5,760,418,260

Fulfillment of client margin financings	68,484,571	46,720,095
Fulfillment of client short sales	35,430,753	58,876,336
Securities lending to other brokers	923,830,433	1,330,623,661
Total collateral repledged	1,027,745,757	1,436,220,092

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

18.
Lease

Operating leases

The Group’s leases consist of operating leases for corporate offices, data centers, and other facilities. The Group determines if an arrangement is a lease at inception. Some lease agreements contain lease and non-lease components, which the Group choose to account for as separate components. The allocation of the consideration between the lease and the non-lease components is based on the relative stand-alone prices of lease components included in the lease contracts. As of December 31, 2023, the Group had no long-term leases that were classified as a financing lease. As of December 31, 2023, the operating leases that have not yet commenced is immaterial. The arrangements of remaining lease terms are one year to five years. Total lease expenses for the year ended December 31, 2022 and 2023 was US$5,967,113 and US$6,337,447, which were recorded in occupancy, depreciation and amortization on the consolidated statements of comprehensive income (loss). The Group classifies operating lease payments as cash outflows for operating activities in the statement of cash flows. The Group presents the reduction in the carrying amount of the right-of-use assets and the change in operating lease liabilities as two adjustments to net income and changes in net assets in the reconciliation of net income to net cash flows from operating activities.

The following table presents balances reported in the consolidated balance sheets related to the Group’s leases:

	For the years ended December 31,
	2022	2023
	US$	US$
Operating lease right-of-use assets	13,960,092	9,067,885
Operating lease liabilities	13,880,156	8,911,017

The following table presents operating lease expenses and short-term lease expenses reported in the consolidated statements of comprehensive income (loss) related to the Group’s leases:

	For the years ended December 31,
	2022	2023
	US$	US$
Operating lease expenses	5,608,890	5,681,600
Short-term lease expenses	358,223	655,847

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

18.
Lease (Continued)

Operating leases (Continued)

A summary of supplemental information related to operating leases is as follows:

	For the years ended December 31,
	2022	2023
	US$	US$
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used in operating leases	5,801,369	6,357,265
Non-cash right-of-use assets in exchange for new lease obligations:
Operating leases	12,918,892	1,021,178
Weighted average remaining lease term:
Operating leases	4 years	4 years
Weighted average discount rate:
Operating leases	5.4%	5.3%

The following is a maturity analysis of the annual undiscounted cash flows for the annual periods ended December 31:

2023
US$
Years ending December 31:
2024	4,435,309
2025	2,045,315
2026	1,735,201
2027	1,049,676
2028	328,861
2029 and after	—
Total undiscounted operating lease payments	9,594,362
Less: imputed interest	(683,345)
Present value of operating lease liabilities	8,911,017

The terms of the leases do not contain contingent rents.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

19.
COMMITMENTS AND CONTINGENCIES

Commitments

The Company did not have any significant capital or other commitments, long-term obligations, or guarantees as of December 31, 2023.

Contingencies

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

The Group has been actively in cooperation with CSRC to satisfy 1230 Notice and meet the rectification requirements set out under CSRC 1230 Notice. Starting from May 18, 2023, the Group’s APP “Tiger International” has been removed from the PRC application market. Besides, the Group cannot rule out the possibility that it may take the initiative to adopt applicable rectification measures in the future to further curb incremental Chinese mainland domestic users and meet the requirements of the CSRC.

According to ASC 450-20-25-2, an estimated loss from a loss contingency shall be accrued when information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements, and the amount of loss can be reasonably estimated. The management has concluded that the conditions in paragraph 450-20-25-2 have not been met. As of December 31, 2022 and 2023, no provision has been made by the Group for the aforementioned potential loss contingency.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

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

As of December 31, 2022 and 2023, all of the Company’s broker-dealer subsidiaries met applicable minimum net capital requirements. The tables below summaries the net capital, the capital requirement and the excess net capital for the Company’s broker-dealer subsidiaries as of December 31, 2022 and 2023:

	Net Capital	Requirement	Excess Net Capital
December 31, 2023	US$	US$	US$
TradeUP Securities	158,727,445	11,128,558	147,598,887
Tiger Brokers SG	146,700,328	32,048,750	114,651,578
Tiger Brokers HK	21,565,377	3,878,298	17,687,079
US Tiger Securities	5,951,945	250,000	5,701,945
TBAU	2,165,288	174,997	1,990,291
Total	335,110,383	47,480,603	287,629,780

	Net Capital	Requirement	Excess Net Capital
December 31, 2022	US$	US$	US$
TradeUP Securities	137,305,133	9,057,010	128,248,123
Tiger Brokers SG	110,726,224	17,181,893	93,544,331
Tiger Brokers HK	13,014,036	384,541	12,629,495
US Tiger Securities	8,705,756	250,000	8,455,756
TBAU	901,785	124,789	776,996
Total	270,652,934	26,998,233	243,654,701

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

21.
EMPLOYEE BENEFIT PLAN

Full time PRC employees of the Group are eligible to participate in a government‑mandated multi‑employer defined contribution plan under which certain pension benefits, medical care, unemployment insurance and employee housing fund are provided to these employees. The PRC labor regulations require the Group to accrue for these benefits based on a percentage of each employee’s salary income. Total provisions for employee benefits were US$11,121,724, US$12,607,769 and US$12,336,035 for the years ended December 31, 2021, 2022 and 2023, respectively, reported as a component of salary and compensation expenses when incurred.

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

For the year ended December 31, 2019, Beijing U-Tiger Business made appropriation to these statutory reserve funds of US$724,008 due to the profit position, which reached the maximum required amount of 50% of its registered capital.

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

For the years ended December 31, 2020, 2021, 2022 and 2023, Beijing Yixin made appropriation to these statutory reserve funds of US$1,939,543, US$899,337, US$2,261,115 and US$2,293,278 respectively due to the profit position, which did not reach the maximum required amount of 50% of its registered capital.

For the year ended December 31, 2023, Guangzhou U Tiger made appropriation to these statutory reserve funds of US$46,134 due to the profit position, which did not reach the maximum required amount of 50% of its registered capital.

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

The aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries in the Group not available for distribution were US$79,982,109 and US$84,343,422 as of December 31, 2022 and 2023, respectively.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

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

The Group primarily operates its business in the New Zealand, Singapore, and the United States for the years ended December 31, 2021, 2022, and 2023. The following table presents total revenues by geographic area for the years indicated.

The Intra-companies revenues have been eliminated in this geographic information to reflect the external business conducted in each geographic region. The geographic analysis presented below is based on the location of the subsidiaries in which the transactions are recorded. This geographic information does not reflect the way the Company’s business is managed.

	For the years ended December 31,
	2021	2022	2023
	US$	US$	US$
Revenue
The Cayman Island	3,038,882	2,589,817	3,620,687
New Zealand	187,452,225	116,254,749	117,335,988
The United States	17,413,038	27,816,835	71,919,756
Singapore	52,696,503	70,608,581	66,705,363
Others	3,887,514	8,095,565	12,925,801
Total Revenues	264,488,162	225,365,547	272,507,595

24.
SUBSEQUENT EVENT

The Group evaluated events subsequent to the balance sheet date of December 31, 2023 through the date of issuance of the consolidated financial statements. No material recordable or discussable events or transactions occurred.