Form 20-F
period 2024-12-31
UP Fintech Holding Ltd
filed 2025-04-23
CIK 1756699

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

John Fei Zeng, Chief Financial Officer

1/F, 308 Des Voeux Road Central

Sheung Wan, Hong Kong

Telephone: +852-27602579

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

2,705,826,751 Class A ordinary shares were outstanding as of December 31, 2024
97,611,722 Class B ordinary shares were outstanding as of December 31, 2024

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

This annual report on Form 20-F includes the consolidated financial statements of the Company for the years ended December 31, 2022, 2023 and 2024 (the “Consolidated Financial Statements”) prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”) as issued by the Financial Accounting Standards Board.

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

Unless otherwise noted, the translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this report were made at a rate of RMB7.2993 to US$1.0000, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2024 and the translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this report were made at a rate of HK$7.7677 to US$1.00, the exchange rate in effect as of December 31, 2024. We make no representation that Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

All discrepancies between the amounts identified as total amounts in Item 18. Financial statements and the amounts identified in any table as the sum of the amounts listed therein are due to rounding.

Summary of Risk Factors

An investment in our ADSs or Class A ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. The operational risks associated with being based in and having operations in the Chinese mainland also apply to operations in Hong Kong and Macau. While entities and businesses in Hong Kong and Macau operate under different sets of laws from the Chinese mainland, the legal risks associated with being based in and having operations in the Chinese mainland could apply to our operations in Hong Kong and Macau, if the laws applicable to the Chinese mainland become applicable to entities and businesses in Hong Kong and Macau in the future. These risks are discussed more fully in “Item 3.D. Key Information—Risk Factors.”

Risks Related to Our Chinese Operations and Operating Structure

Risk Factor	Page
Shareholders may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. courts may be limited, because we are registered under Cayman Islands law.	14
If the agreements that establish the structure for operating some of our activities in China do not comply with PRC regulations, if we fail to obtain all required permissions and approvals required by Chinese regulatory authorities, or if these regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.	14
Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law of the PRC and how it may impact the viability of our current corporate structure, corporate governance and business operations.	15
We rely on contractual arrangements with the VIEs and their respective shareholders for a large portion of our business operations, which may not be as effective as equity ownership in providing operational control, and which we may not be able to enforce in a court of law.	16
Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.	17
The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business.	17
Contractual arrangements in relation to the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.	18
We may lose the ability to use and enjoy assets held by the VIEs that are material to the operation of certain portions of our business if the VIEs go bankrupt or become subject to a dissolution or liquidation proceeding.	18
The PRC government may regulate on transfer of cash to or from the holding company, the subsidiaries, the VIEs and investors.	18
If we fail to protect customer data and privacy, our reputation, financial condition and results of operations will be materially and adversely affected.	19
We may be subject to regulatory compliance costs and enforcement activity relating to Chinese privacy and data security laws.	20

We may be adversely affected by the complexity, uncertainties and changes in the PRC regulations of Internet-related businesses and companies, and any lack of requisite licenses, permits or approvals applicable to our business may have a material adverse effect on our business and results of operations.	21
The audit report included in this annual report has been prepared by our independent registered public accounting firm, whose work the Public Company Accounting Oversight Board was previously unable to inspect and, as such, you have previously been deprived of the benefits of such inspection and may be deprived of such benefits in the future if the work of our independent registered public accounting firm is unable to be inspected again.	22
We may be subject to consequences pursuant to the Holding Foreign Companies Accountable Act and related regulations, including the potential for our ADSs to be prohibited from trading on U.S. securities exchanges, including The Nasdaq Stock Market, and in the U.S. over-the-counter market, which will limit the liquidity of our ADSs and our access to U.S. capital markets.	23
We are subject to numerous regulations in the PRC, and compliance with these regulations may result in costs, expenses, regulatory enforcement action, and reputational harm that may have a material adverse effect on our business and results of operations.	24
The legal system of the PRC is developing and rapidly evolving, and there are uncertainties that may affect the protection afforded to us.	24
The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs, and it has recently indicated an intent to exert more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies.	24
PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using proceeds we received from our initial public offering and the Concurrent Private Placement to make loans or additional capital contributions to our PRC subsidiaries.	25
We may be subject to penalties, including restrictions on our ability to inject capital into our PRC subsidiaries, if our PRC resident shareholders or beneficial owners fail to comply with relevant PRC foreign exchange regulations.	26
You may be subject to PRC withholding tax on dividends from us and PRC income tax on any gain realized on the transfer of our shares or ADSs if we are deemed a PRC resident enterprise.	27
We may not be able to obtain certain tax benefits for dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiaries.	27
PRC regulations may restrict our ability to convert Renminbi into foreign currency and remit such currency out of the PRC to pay capital expenses.	27

We are subject to additional risks as a result of doing business in China, as summarized immediately below and described in more detail below under the heading “Risks Related to Doing Business in China.”

Risks Related to Doing Business in China

Risk Factor	Page
Geopolitical and regulatory tensions between the U.S. and China, and on a larger scale internationally, may dampen growth in China and other markets where the majority of our customers reside, and our activities and results may be negatively impacted.	68
PRC economic, political and social conditions as well as government policies could adversely affect our business and prospects.	68
We may be subject to penalties for failure to fully comply with the NDRC and the MOFCOM filing requirements for historical overseas investments.	69
The enforcement of the Labor Contract Law of the People’s Republic of China, or the PRC Labor Contract Law, and other labor-related regulations in the PRC may increase our labor costs and impose limitations on our labor practices.	69
Failure to make adequate contributions to various employee benefit plans as required by the PRC regulations may subject us to penalties.	70
Any failure to comply with PRC regulations regarding the registration requirements for employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.	70
We may be deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, or the EIT Law, and be subject to the PRC taxation on our worldwide income, which may significantly increase our income tax expenses and materially decrease our profitability.	71
We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.	71
Our leased property interest may be defective and our right to lease the properties may be affected by such defects, which could cause significant disruption to our business.	72
If the settlement reached between the SEC and the Big Four PRC-based accounting firms (including the Chinese affiliates of our independent registered public accounting firms), concerning the manner in which the SEC may seek access to audit working papers from audits in China of U.S.-listed companies, is not or cannot be performed in a manner acceptable to authorities in China and the United States, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.	72

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
•
whether we will be identified as a “Commission-Identified Issuer”, as defined below, this year or in future years; and
•
our relationships with third parties on whom portions of our business depend, including Interactive Brokers.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

UP Fintech is not a Chinese operating company but a Cayman Islands holding company with no material operations of its own, whose operations are conducted by its subsidiaries and through contractual arrangements with VIEs based in China. This structure involves unique risks to investors. We conduct our operations primarily through our Singapore subsidiaries, New Zealand subsidiaries, U.S. subsidiaries, Hong Kong subsidiaries and the VIEs and their respective subsidiaries in China. The VIE structure is used to replicate foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the operating companies, and contractual arrangements with the VIEs may not be as effective as ownership in providing operational control. Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or value of our American Depositary Shares, or “ADSs,” including that it could cause the value of such securities to significantly decline or become worthless. There is no assurance that the PRC government will not regulate transfer of cash to or from the holding company, the subsidiaries, the VIEs and investors. For more information about our operations, refer to “Item 3. Key Information – Certain Summary Financial Information Regarding the Company, Its Subsidiaries, and Consolidated VIEs.” Additionally, VIE agreements have not been tested in a court of law. For more information regarding these and other risks, refer to “Item 3. Key Information – Certain Risks Related to Our Chinese Operations and Operating Structure.”

A diagram of our corporate structure, as of the date of this annual report, reflecting our significant subsidiaries, the consolidated VIEs, and subsidiaries of the VIEs, is set forth below:

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
Tiger Services (AU) Pty Ltd (Australia)
Tiger Brokers (AU) PTY Limited (Australia)
Beijing Xiangshang Yiyi Laohu Technology Group Co., Ltd (PRC)
Beijing Xiangshang Rongke Technology Development Co., Ltd (PRC)
Tradeup Inc. (US)
Tradingfront, Inc. (US)
Beijing Yixin Xiangshang Technology Co., Ltd (PRC)
50.58%
Beijing U-Tiger Business Service Limited (PRC)
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

In light of the PCAOB’s decision to vacate its 2021 determination and until such time as the PCAOB issues any new adverse determination, the SEC has stated that there are no issuers at risk of having their securities subject to a trading prohibition under the HFCAA. The Consolidated Appropriations Act, 2023, amended the HFCAA in two significant ways: (i) reducing the consecutive non-inspection years required to trigger HFCAA prohibitions from three to two, and (ii) allowing any foreign jurisdiction to be the basis for the PCAOB’s incomplete access to inspect or investigate a company’s auditor. Initially, the HFCAA applied only if the PCAOB’s inability to inspect or investigate resulted from a stance taken by an authority in the foreign jurisdiction where the relevant public accounting firm operated. Following the Consolidated Appropriations Act, 2023, the HFCAA now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm arises from a stance taken by an authority in any foreign jurisdiction, irrespective of the location of the accounting firm. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in Chinese mainland and Hong Kong is subject to uncertainty and depends on a number of factors out of our control. If the PCAOB again becomes unable to conduct a full inspection of our independent registered public accounting firm’s audit documentation related to their audit reports, then our common stock will again be subject to potential delisting from The Nasdaq Stock Market. For more information about these risks, see the risk factor below under the heading “We may be subject to consequences pursuant to the Holding Foreign Companies Accountable Act and related regulations, including the potential for our ADSs to be prohibited from trading on U.S. securities exchanges, including The Nasdaq Stock Market, and in the U.S. over-the-counter market, which will limit the liquidity of our ADSs and our access to U.S. capital markets.”

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

To our knowledge, we believe that (i) the ownership structures of the VIEs in China and our WFOEs, comply with all existing PRC laws and regulations; (ii) the contractual arrangements between our WFOEs, the VIEs and their respective shareholders governed by PRC law are valid, binding and enforceable, and in compliance with PRC laws or regulations currently in effect; and (iii) except as disclosed under the risk factor headed “We may be adversely affected by the complexity, uncertainties and changes in the PRC regulations of Internet-related businesses and companies, and any lack of requisite licenses, permits or approvals applicable to our business may have a material adverse effect on our business and results of operations”, our PRC subsidiaries and the VIEs have received all permissions or approvals that we believe are required and necessary to conduct our business operations within the PRC in all material aspects. However, there are uncertainties regarding the interpretation and application of the existing and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is not consistent with the opinion of the Company and our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the VIEs are found to be in violation of any existing or future PRC laws or regulations, fail to obtain or maintain any of the required permits or approvals, or inadvertently conclude that such permissions or approvals are not required, or if applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future but are unable or fail to do so, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including, without limitation:

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

In addition, the FIL grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. The current Special Administrative Measures for Market Access of Foreign Investment (Negative List) (2024 Edition) was issued by the National Development and Reform Commission, or the NDRC, and the MOFCOM on September 8, 2024 and became effective on November 1, 2024. Furthermore, on December 19, 2020, the NDRC and the MOFCOM jointly issued the Measures for Security Review of Foreign Investment, effective on January 18, 2021, which provides detailed guidance regarding security review of foreign investment that has a potential impact on national security. However, there remain a number of unclear issues under the Measures, including but not limited to its view towards contractual arrangements, including VIE arrangements. Changes in PRC laws and regulations could materially adversely affect the contractual arrangements. If future legislations prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangement, we may face uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to comply with any of these or similar regulatory compliance requirements could materially and adversely affect our current corporate structure, corporate governance and business operations.

We rely on contractual arrangements with the VIEs and their respective shareholders for a large portion of our business operations, which may not be as effective as equity ownership in providing operational control, and which we may not be able to enforce in a court of law.

We are a holding company with no material operations of our own. We conduct our operations primarily through our Singapore subsidiaries, New Zealand subsidiaries, U.S. subsidiaries, Hong Kong subsidiaries and the VIEs and their respective subsidiaries in China. We have relied and expect to continue to rely on contractual arrangements with the VIEs and their respective shareholders to conduct certain of our key supporting functions. Additionally, the VIEs were responsible for generating approximately 0.7% of our revenues for the year ended December 31, 2024. The VIEs are consolidated for accounting purposes, but we do not have and may never have an equity interest in the VIEs. These contractual arrangements are used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies and may not be as effective as equity ownership in providing us with control over the VIEs. For example, the VIEs and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. Our contractual arrangements with the VIEs and their respective shareholders are described in detail below under the heading “Item 3. Key Information — Contractual Arrangements with the VIEs and Their Respective Shareholders.”

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

Our PRC legal counsel has advised us that there are uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules, including those governing VIE arrangements. Additionally, the VIEs contractual arrangements have not been tested in a Chinese court of law. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. Additionally, Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or a material change in the value of our securities, including that it could cause the value of such securities to significantly decline or become worthless.

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

All of the agreements under our contractual arrangements are governed by the PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with the PRC law and any disputes would be resolved in accordance with PRC legal procedures. There are uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIEs and their shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. Additionally, the legal system in the PRC is developing and rapidly evolving. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “Item 3. Key Information - Certain Risks Related to Our Chinese Operations and Operating Structure - The legal system of the PRC is developing and rapidly evolving, and there are inherent uncertainties that may affect the protection afforded to us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under the PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration. In addition, under the PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition and enforcement proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIEs, and our ability to conduct our business may be negatively affected.

The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business.

The shareholders of the VIEs may have potential conflicts of interest with us. These shareholders may breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have a material and adverse effect on our ability to effectively control the VIEs and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us in a timely manner. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the Exclusive Option Agreements with these shareholders to request them to transfer all of their equity interests in the VIEs to a PRC entity or individual designated by us, to the extent permitted by the PRC law. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to uncertainties as to the outcome of any such legal proceedings.

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

The PRC government may regulate transfer of cash to or from the holding company, the subsidiaries, the VIEs and investors.

A majority of our revenues were generated from our wholly owned subsidiaries in New Zealand, Singapore and the United States for the years ended December 31, 2022, 2023 and 2024. Most of the consolidated VIEs and their subsidiaries operate business in the PRC and their main functions are to support our licensed/registered entities in New Zealand, Singapore, and the United States, etc. (“Licensed Entities”). Certain of the costs generated by VIEs and their subsidiaries are covered by these Licensed Entities through inter-company transactions, and we expect that the Licensed Entities will cover a substantial majority of such costs in the future. In general, the holding company transfers funds from financing (including funds from its IPO, follow-on equity offerings, and offerings of convertible bonds, as applicable) to Licensed Entities in the form of capital injections or loans to support their business expansion. These Licensed Entities pay the consolidated VIEs and their subsidiaries periodically for the services rendered through inter-company transactions, pursuant to the terms of the contractual arrangements between them. To date, we have not experienced difficulty in transferring cash to or from the holding company, the subsidiaries, the VIEs, and investors. However, there is no assurance that the PRC government will not further regulate transfer of cash in the future.

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

We have adopted security policies and measures, including encryption technology, to protect our proprietary data and customer’s privacy. All customer and transaction data are saved in our own database and operating systems. Only database administrators with the proper authorization have access to the database. In addition, all employees should sign non-disclosure agreements when they join and leave our company. However, we cannot guarantee our employees will not breach the non-disclosure agreements in the future. Further, as the breadth and complexity of the infrastructure of our platform continues to grow, the potential risk of system breakdown or function failure increases and it is the same for the potential risk of security breaches and cyber-attacks such as viruses, malware or phishing attempts by cyber criminals or other wrongdoers seeking to steal our customer’s data for financial gain or to harm our business operations or reputation. Further, if any person, including any of our employees, negligently disregards or intentionally breaches our established controls with respect to customer data, or otherwise mismanages or misappropriates that data, we could be subject to significant monetary damages, regulatory enforcement actions, fines or even criminal prosecution in one or more jurisdictions. Unauthorized disclosure of sensitive or confidential customer data, whether through system failure, employee negligence, fraud or misappropriation, could damage our reputation and cause us to lose customers. Cyber-attacks could also adversely affect our operating results, consume internal resources, and result in litigation or potential liabilities for us and otherwise harm our business. Historically, we received complaints from our customers regarding the leakage of their personal information. Although we have conducted investigation on such leakage, we cannot guarantee that there will not be other similar incidents and complaints. Further, our security management programs are reviewed annually, and therefore, we cannot ensure that such programs will be updated promptly.

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

In addition, the Cyber Security Law of the PRC, which was promulgated by the Standing Committee of the National People’s Congress, or the SCNPC and became effective on June 1, 2017, requires operators of key information infrastructures, which include, among others, public communications and information service and financial industry and other important industries and fields, shall store personal information and important data gathered and produced during operations in China within the territory of China. Where such information and data need to be transmitted overseas based on commercial demand, a security assessment shall be conducted in accordance with the measures formulated by the national cyberspace administration authority in concert with the relevant departments under the State Council. On December 28, 2021, the CAC and other twelve PRC regulatory authorities jointly revised and promulgated the Measures for Cybersecurity Review, or the Cybersecurity Review Measures, which came into effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, besides the procurement of network products and services by critical information infrastructure operators, any data processing activities by network platform operators that affects or may affect national security shall be subject to the cybersecurity review as well. In accordance with the Cybersecurity Review Measures, operators mastering personal information of more than one million users must apply to the Cybersecurity Review Office for cybersecurity review when they seek for listing in a foreign country. In addition, the CAC published the Decision on Amending the Cyber Security Law (Draft for Comments), or the Decision on the Cyber Security Law on September 14, 2022, pursuant to which the legal liabilities of violating the Cyber Security Law are strengthened. However, as of the date of this annual report, the period for public comment on the draft of the Cyber Security Law has ended while no official rules have been issued, and the Cybersecurity Review Measures and the Decision on the Cyber Security Law remain unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States. Although all of the data centers used for our brokerage service are located overseas, we have several servers located in China to provide user community support and market information. We might need to transmit certain personal data between different locations, and since such data are used for financial services, we might be subject to security assessment requirements as set forth in the Cyber Security Law of the PRC.

Furthermore, the Regulations on Network Data Security was promulgated by the State Council on September 24, 2024 and became effective on January 1, 2025, according to which, a network data handler may transmit personal information abroad if it meets any of the following conditions: (1) having passed the security assessment for data cross-border transmission organized by the state cyberspace administration; (2) having been certified by a specialized agency in respect of the protection of personal information in accordance with the provisions of the state cyberspace administration; (3) meeting the provisions on standard contract for cross-border transmission of personal information as developed by the state cyberspace administration; (4) necessary to provide personal information abroad in order to conclude or perform a contract to which it is a party; (5) necessary to provide personal information of employees abroad under the employment rules and regulations formulated in accordance with the law and collective contracts concluded in accordance with the law; (6) necessary to provide personal information abroad in order to perform statutory duties or obligations; (7) necessary to provide personal information abroad in order to protect the life, health and property security of natural persons in an emergency; and (8) other conditions provided for in laws, administrative regulations or by the state cyberspace administration. In addition, network data processors engaging in network data processing activities that affect or may affect national security shall undergo national security review.

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

Beijing Yiyi’s subsidiary, Beijing U-Tiger Network Technology Co., LTD, holds the License for Production and Operation of Radio and TV Programs issued on June 4, 2024, and the Business License for Value-added Telecommunications Business issued on July 22, 2022. Beijing Yiyi’s subsidiary, Beijing Yixin Xiangshang

Technology Co.,LTD, holds the Business License for Value-added Telecommunications Business issued on July 25, 2024. Beijing Yiyi’s subsidiary, Beijing Zhi Jian Feng Yi Information Technology Co., LTD, holds the License for Production and Operation of Radio and TV Programs issued on July 27, 2023, the Business License for Value-added Telecommunications Business issued on March 21, 2024, the License for Publication Business issued on April 25, 2022.

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

The interpretation and application of the existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the Internet industry have created uncertainties regarding the legality of the existing and future foreign investments in, and the businesses and activities of, Internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses related to our Internet related business in China that might be required for conducting our supporting functions in China or will be able to maintain our existing licenses or obtain new ones. In the event that the PRC government considers that we were operating without the proper approvals, licenses or permits, promulgates new laws and regulations that require additional approvals or licenses, or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to bring enforcement action against us, levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

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

As discussed above under “Item 3. Key Information,” the HFCAA requires the SEC to prohibit the securities of any “covered issuer,” from being traded on any of the U.S. securities exchanges, including The Nasdaq Stock Market, or traded “over-the-counter,” if the auditor of the covered issuer’s financial statements is not subject to PCAOB inspection for, initially, three consecutive years. In December 2021, the SEC adopted final rules, including amendments to Form 20-F, to implement the HFCAA and establish procedures the SEC will follow in determining whether a registrant is a “Commission-Identified Issuer” (as defined in the final rule). Consistent with the HFCAA, these amendments require the submission of documentation to the SEC establishing that a “Commission-Identified Issuer” is not owned or controlled by a governmental entity in that foreign jurisdiction and also require disclosure in a foreign issuer’s annual report regarding the audit arrangements of, and governmental influence on, such registrant, including any consolidated VIEs or other similar structures. On May 26, 2022, the SEC added the Company to its conclusive list of Commission-Identified Issuers.

In December 2022, the Accelerating Holding Foreign Companies Accountable Act was signed into law, which amended the HFCAA to (i) shorten the three-year period to two years and (ii) allow any foreign jurisdiction to be the basis for the PCAOB’s incomplete access to inspect or investigate a company’s auditor. Initially, the HFCAA applied only if the PCAOB’s inability to inspect or investigate resulted from a stance taken by an authority in the foreign jurisdiction where the relevant public accounting firm operated. Following the Consolidated Appropriations Act, 2023, the HFCAA now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm arises from a stance taken by an authority in any foreign jurisdiction, irrespective of the location of the accounting firm.

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

Our business and activities in China are governed by the PRC laws and regulations. The PRC legal system is generally based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various industries in China. However, as these laws and regulations are developing and continue to evolve, interpretation and enforcement of these laws and regulations involve significant uncertainties and different degrees of inconsistency. Some of the laws and regulations are still in the developmental stage and are therefore subject to policy changes. Many laws, regulations, policies and legal requirements have only been recently adopted by PRC central or local government agencies, and their implementation, interpretation and enforcement may involve uncertainty due to the lack of established practice available for reference. We cannot predict the effect of future legal developments in China, including the promulgation of new laws, changes in existing laws or their interpretation or enforcement, or the preemption of local regulations by national laws. For example, the PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. As a result, there are uncertainties as to the legal protections available to us. Furthermore, due to the limited volume of published cases and the non-binding nature of prior court decisions, the outcome of the dispute resolution may not be as consistent or predictable as in other more developed jurisdictions, which may limit the legal protection available to us. For example, the Securities Law most recently amended in December 2019 and effective on March 1, 2020, stipulated that the offering and trading of securities outside the PRC which disrupt the domestic market order of the PRC and harm the legitimate rights and interests of domestic investors shall be dealt with pursuant to the relevant provisions of this Securities Law, and legal liability shall be pursued.

The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs, and it has recently indicated an intent to exert more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies.

As a result of its significant oversight authority into businesses operating in the PRC, the PRC government may regulate our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. Uncertainties regarding the enforcement of laws and the fact that rules and regulations in the PRC can change quickly with little advance notice, along with the risk of the PRC government's significant oversight over our operations, could have a material adverse effect on our business, financial position, results of operations, access to the capital markets, and the market value of our ADSs.

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

We believe, to the best of our knowledge, our business operations do not violate any of the above PRC laws and regulations currently in force in all material respects. Nevertheless, we cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirement on us. If there are any other approvals, filings and/or other administration procedures to be obtained from or completed with any other PRC regulatory agencies as required by any new laws and regulations for any of our future proposed offering of securities overseas or the listing of the ADSs, we cannot assure you that we can obtain the required approval or complete the required filings or other regulatory procedures in a timely manner, or at all. Any failure to obtain the relevant approvals or complete the filings and other relevant regulatory procedures may subject us to regulatory actions or other sanctions from such PRC regulatory agencies, which may have a material adverse effect on our business, financial condition or results of operations. Additionally, if our clients fail to meet regulatory requirements, it may impact our underwriting business, thereby having a negative effect on our revenue. For more details, please refer to “Description of Certain PRC Regulations Affecting Our Business - Regulations Relating to Overseas Offerings”.

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

Contractual Arrangements with the VIEs and Their Respective Shareholders

We use contractual arrangements to control the VIEs due to restrictions or prohibitions on foreign ownership of Internet technology services and other related businesses in China. According to the Negative List (as defined elsewhere in this report) that took effect on November 1, 2024, the restrictions on the controlling stake of Internet technology service companies still exist, and foreign investments in this business are also restricted by other qualifications and requirements under relevant regulations in China.

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

Description of Certain PRC Regulations Affecting Our Business

We are subject to regulation by multiple PRC laws, regulations, and governing authorities, as described in more detail below. To date, except as disclosed under the risk factor headed “We may be adversely affected by the complexity, uncertainties and changes in the PRC regulations of Internet-related businesses and companies, and any lack of requisite licenses, permits or approvals applicable to our business may have a material adverse effect on our business and results of operations” and subject to the official interpretation and implementation of and potential further action pursuant to CSRC 1230 Notice (as defined below), to our knowledge our PRC subsidiaries and the VIEs have received all permissions or approvals that we believe are required and necessary to conduct our current business operations within the PRC in all material aspects. In reaching this determination, we have relied in part on the advice of our PRC legal counsel, JunHe LLP. However, there is no guarantee that we will be able to obtain all requisite permissions and approvals in the future. Besides, if the CSRC imposes other further regulatory actions or penalties on us, our business and results of operations within the PRC may be materially and adversely affected. In addition, there are uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules and the PRC regulatory authorities may take a view that is contrary to the opinion of us. For more information, refer to the risk factor above under the heading “If the agreements that establish the structure for operating some of our activities in China do not comply with PRC regulations, or if we fail to obtain all required permissions and approvals required by Chinese regulatory authorities or if these regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

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

PRC Regulations Relating to Foreign Investment

On September 6, 2024, the Special Administrative Measures for Market Access of Foreign Investment (Negative List) (2024 Edition), or the Negative List, was promulgated by the MOFCOM and NDRC and took effect on November 1, 2024, whereby the Special Administrative Measures for Market Access of Foreign Investment (Negative List) (2021 Edition) was simultaneously repealed. Specifically, the Negative List provides that foreign investors shall hold no more than 50% of the equity interests in a service provider operating certain value-added telecommunications services other than for e-commerce, domestic multi-party communication, store and forward class and call center.

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

The Regulations on Network Data Security was promulgated by the State Council on September 24, 2024 and became effective on January 1, 2025, according to which, a network data handler may transmit personal information abroad if it meets any of the following conditions: (1) having passed the security assessment for data cross-border transmission organized by the state cyberspace administration; (2) having been certified by a specialized agency in respect of the protection of personal information in accordance with the provisions of the state cyberspace administration; (3) meeting the provisions on standard contract for cross-border transmission of personal information as developed by the state cyberspace administration; (4) necessary to provide personal information abroad in order to conclude or perform a contract to which it is a party; (5) necessary to provide personal information of employees abroad under the employment rules and regulations formulated in accordance with the law and collective contracts concluded in accordance with the law; (6) necessary to provide personal information abroad in order to perform statutory duties or obligations; (7) necessary to provide personal information abroad in order to protect the life, health and property security of natural persons in an emergency; and (8) other conditions provided for in laws, administrative regulations or by the state cyberspace administration. In addition, network data processors engaging in network data processing activities that affect or may affect national security shall undergo national security review.

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

On March 22, 2024, the CAC issued the Regulations on Promoting and Regulating the Cross-border Data Flow, which stipulates the obligations of data processors with cross-border transfer of personal information, such as notification, obtaining individual consent, and conducting personal information protection impact assessments in accordance with laws and administrative regulations, and also sets out several exemptions, including cross-border data transfer (i) for concluding or performing a contract to which an individual is a party, (ii) for the cross-border HR management purpose according to the applicable internal labor rules and a collective contract entered into with the employees , (iii) to safeguard an individual’s life, health or property in the event of an emergency, and (iv) if the handler is not classified as a critical information infrastructure operator, involving less than 100,000 people’s non-sensitive personal information from January 1 of the current year.

On September 24, 2024, the Administrative Regulation of Network Data Security was released by the State Council and became effective on January 1, 2025, stipulates, among others, that a prior cybersecurity review is required for listing abroad of data processors which process over one million users’ personal information, and the listing of data processors in Hong Kong which affects or may affect national security.

On September 24, 2024, the State Council published the Regulations on Network Data Security Management which came into force on January 1, 2025. This Regulation provides that the network data handlers shall be subject to national security review if their network data handling activities affect or may affect national security, and it provides no further explanation or interpretation as to how to determine what constitutes “affecting national security”. In addition, the Regulations on Network Data Security Management requires network data handlers handling personal information involving over 10 million individuals to comply with certain regulations on important data handlers, including, among others, specifying the person in charge of network data security and the management organization for network data security, and conducting security background review of the person in charge of network data security and personnel in key positions and strengthen the training for the relevant personnel when controlling important data of specific type and scale specified by the relevant competent authority.

On February 12, 2025, the Measures for the Administration of Personal Information Protection Compliance Audits was issued by the CAC and will become effective on May 1, 2025, which stipulates that companies that process personal information of subjects in China shall undergo regular compliance audits.

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

PRC Regulations Relating to the Individual Foreign Exchange

On December 25, 2006, the PBOC issued the Administrative Measures for Individual Foreign Exchange, or the PBOC Order 3, which took effect on February 1, 2007. In addition, on January 5, 2007, the SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issuing the Detailed Rules for the Implementation of the Measures for the Administration of Individual Foreign Exchange, or the SAFE 2007 Circular 1, which took effect on the same day with the PBOC Order 3. Pursuant to the provision of the PBOC Order 3 and the 2007 Circular 1, individual foreign exchange businesses in the PRC can be classified into domestic and overseas individual foreign exchange businesses as per transaction, and current accounts and capital accounts as per transaction property. Annual quota management shall be implemented for individual settlement of exchange and individual foreign exchange purchase within the territory of the PRC. The annual quota for domestic individual’s current accounts equivalent to US$50,000 (including US$50,000). In case the total amount of the foreign exchange remitted abroad from his/her foreign exchange savings account in a same day does not exceed the amount equivalent to US$50,000 (including US$50,000), he/she shall deal with it at a bank by presenting his/her valid identity certificate; if the total amount is more than the aforesaid amount, he/she shall handle it by presenting the authentic voucher under the current account indicating the trading volume. As for capital account, a domestic individual may purchase foreign exchange or remit abroad his/her self-owned foreign exchange upon the approval of the local foreign exchange department and shall conduct the corresponding formalities for the registration of foreign exchange for investing abroad. In March 2016, Beijing Rongke received an inquiring notice from the SAFE that required it to review and report the status of our customers’ account opening and fund transfers on our platform. Beijing Rongke made a written submission to the SAFE, which clarified that, among others, (i) at that time, Beijing Rongke was a related party to Tiger Holdings Group Limited (already de-registered), both of which did not participate in the process of the foreign currency purchase by our customers, and (ii) Beijing Rongke was a technology company and Tiger Holdings Group Limited was a registered financial service provider in New Zealand. See Item 3.D “Risk Factor-Risks Related to Our Business and Industry-Violations of the relevant SAFE rules and regulations may give rise to regulatory inquiries, investigations or other actions, which may disrupt our business and could materially and adversely impact our results of operations and financial condition.” We believe that we took necessary measures in response to such inquiry and as of the date of this report, we have not received any further similar inquiry or rectification requirement from the SAFE. However, we cannot assure you that the SAFE will take the same view as us and do not expect a formal notice from the SAFE to inform us whether Beijing Rongke had satisfied the requirements in the aforementioned notice.

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

Certain Summary Financial Information Regarding the Company, Its Subsidiaries, and Consolidated VIEs

Cash Flows Among the Company, Its Subsidiaries, and Consolidated VIEs

The Group’s main revenues were mostly generated from our wholly owned subsidiaries in New Zealand, Singapore and the United States for the years ended December 31, 2022, 2023 and 2024. Most of the consolidated VIEs and their subsidiaries operate business in the PRC and their main functions are to support our Licensed Entities. Certain of the costs generated by VIEs and their subsidiaries are covered by these Licensed Entities through inter-company transactions, and we expect that the Licensed Entities will cover a substantial majority of such costs in the future. In general, the holding company transfers funds from financing (including funds from its IPO, follow-on equity offerings, and offerings of convertible bonds, as applicable) to Licensed Entities in the form of capital injections or loans in order to support their business expansion. These Licensed Entities pay the consolidated VIEs and their subsidiaries periodically for the services rendered through inter-company transactions, pursuant to the terms of the contractual arrangements between them. The Group currently does not have any cash management policies specifically governing these transfers between VIE and subsidiaries. Instead, we are guided by the contractual arrangements to which we are a party and, to the extent permissible under those contractual arrangements, the discretion of our management. To date, we have not experienced difficulty in transferring cash to or from the holding company, the subsidiaries, the VIEs, and investors. However, there is no assurance that the PRC government will not regulate transfer of cash.

To illustrate cash flows among the holding company, its subsidiaries, and consolidated VIEs by type, please refer to the following tables (all in US$ thousands):

•
Cash flow between holding company and Subsidiaries:

Fiscal Year ended December 31	2022	2023	2024
Net increase (decrease) of Loans to Subsidiaries	950	(6,721)	(13,087)
Capital Injections to Subsidiaries	13,000	11,300	104,495

•
Cash flow between holding company and VIEs:

Fiscal Year ended December 31	2022	2023	2024
Net increase of Loans to VIEs	97	69	547

•
Cash flow between Subsidiaries and VIEs:

Fiscal Year ended December 31	2022	2023	2024
Net increase (decrease) of Loans to VIEs	(452)	(4,185)	1,320
Service Fees Paid to VIEs	40,371	23,158	19,439

Our subsidiaries and the consolidated VIEs did not declare or distribute any dividends or distributions for the years ended December 31, 2022, 2023 and 2024. Additionally, the holding company did not declare nor distribute any dividends or distribution for the years ended December 31, 2022, 2023 and 2024.

Condensed Consolidated Financial Information relating to the VIEs

As of and for the year ended December 31, 2024:

	Parent	VIEs(1)	Subsidiaries	eliminating adjustments	Consolidated(2)
Current assets	138,828,398	59,584,580	6,318,183,323	(188,649,814)	6,327,946,487
Non-current assets	676,351,458	8,219,993	55,047,276	(676,252,745)	63,365,982
Total assets	815,179,856	67,804,573	6,373,230,599	(864,902,559)	6,391,312,469
Current liabilities	440,445	28,658,433	5,721,789,201	(189,175,740)	5,561,712,339
Non-current liabilities	159,505,397	1,319,839	6,651,145	—	167,476,381
Total liabilities	159,945,842	29,978,272	5,728,440,346	(189,175,740)	5,729,188,720

Total revenues	2,506,026	28,432,186	388,828,707	(28,225,490)	391,541,429
Net income (loss)	60,727,920	(1,185,593)	63,340,633	(61,529,032)	61,353,928

Net cash provided by (used in) operating activities	2,065,750	(2,599,577)	828,512,079	—	827,978,252
Net cash (used in) provided by investing activities	(91,954,896)	1,626,555	(10,893,902)	92,565,498	(8,656,745)
Net cash provided by (used in) financing activities	103,827,422	1,011,823	91,553,675	(92,565,498)	103,827,422
(1)
The disclosed amounts of the VIEs were before elimination adjustments of intercompany transactions within the Group. See Note 1 to our audited consolidated financial statements for more information of the VIEs.

(2)
The disclosed amounts were agreed to or recalculated from our audited consolidated financial statements.

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

(2)
The disclosed amounts were agreed to or recalculated from our audited consolidated financial statements.

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

(2)
The disclosed amounts were agreed to or recalculated from our audited consolidated financial statements.

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

We are subject to additional risks as a result of doing business in China, as described in more detail below under the heading “Risks Related to Doing Business in China.”

Risks Related to Our Business and Industry

We have a limited operating history and our historical financial, operating results and growth rates may not be indicative of future performance.

We have a limited operating history. We launched our trading platform in August 2015 and have experienced rapid growth since then. Our total revenues increased from US$225.4 million in 2022 to US$272.5 million in 2023 and increased to US$391.5 million in 2024. We incurred net losses of US$2.3 million in 2022, as a result of the challenging macro environment in 2022; however, we generated net income of US$33.0 million and US$61.4 million in 2023 and 2024, respectively, driven by executing internationalization strategy and building a resilient business model with healthier operating leverage. We expect our business expansion to continue as we grow our customer base and explore new market opportunities. However, due to our limited operating history, our historical growth rates may not be indicative of our future performance. We cannot assure you that we will grow at the same rate and succeed in introducing new services and products as we did in the past. Further, we may fail to adjust our business model to our development needs or the requirements of this ever-changing industry. You should consider our prospects in light of the risks and uncertainties that a fast-growing company with a limited operating history may be exposed to or encounter.

We have incurred net losses in the past and may incur losses in the future.

We incurred net losses of US$2.3 million in 2022, but we generated net income of US$33.0 million in 2023 and US$61.4 million in 2024. We have made significant investments in research and development, employee compensation and benefits, communication and market data, and marketing and branding to rapidly develop and expand our business. We expect to continue or increase such investments to establish and expand our business, and these investments may not result in an increase in revenue or positive cash inflow from operations in a timely manner, or at all.

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

The businesses of securities and other financial instruments are heavily regulated. Our brokerage business is subject to regulations in the United States, Singapore, New Zealand, Australia, Hong Kong and other jurisdictions in which we offer our products and services. Major regulatory bodies include, among others, in the United States, the Financial Industry Regulatory Authority, or FINRA, the U.S. Securities and Exchange Commission, or the SEC, and the Commodity Futures Trading Commission, or the CFTC; in Singapore, the Monetary Authority of Singapore, or the MAS; in New Zealand, the Financial Markets Authority New Zealand, or the FMA, and the Financial Service Providers Register, or the FSPR; in Australia, the Australian Securities and Investments Commission, or ASIC; in Hong Kong, the Securities and Futures Commission or SFC. Domestic and foreign stock exchanges, other self-regulatory organizations and state and foreign securities commissions can censure, fine, issue cease-and-desist orders, suspend or expel a broker and its officers or employees. For instance, Tiger Brokers SG underwent one inspection by Singapore Exchange (“SGX”) on securities margin financing, risk management, risk-based capital, trust account and segregation of customer funds, liquidity, and funding. The SGX has completed the inspection. We have since engaged an independent auditor to support the remediation process to ensure that all identified areas have been addressed in a robust and compliant manner. As of the date of this report, the majority of the audit points identified in the inspection have been remediated. Additionally, from January 2019 to November 2021, US Tiger Securities, Inc. (US Tiger Securities) failed to retain and review communications on an electronic messaging platform. Separately, between November 2019 and March 2021 (for US Tiger Securities) and April 2021 to June 2023 (for TradeUP Securities Inc. (TradeUP Securities)), both firms had deficiencies in the design of their anti-money laundering, or AML procedures as well as inadequate AML risk due diligence practices. In April 2025, US Tiger Securities and TradeUP Securities reached a final settlement with FINRA, accepting a censure and monetary fines of $250,000 and $700,000, respectively. Additionally, TradeUP Securities will engage an independent third-party consultant to further review and monitor its compliance improvement progress. The firms permanently discontinued use of the referenced messaging platform in November 2021 and implemented significant institutional and technical measures to strengthen their AML programs and enhance due diligence reviews for high-risk accounts. Separately, in 2024, TradeUP Securities reached a resolution with FINRA regarding short interest positions and was fined $300,000 for failing to submit the short interest reports between 2021 and 2023. TradeUP Securities consented to the findings that it failed to report its short interest positions. It also implemented new procedures to ensure the accuracy and timely submission of the reporting and updated its Written Supervisory Procedures Checklist to address short interest reporting requirements. Should any significant sanctions, including significant fines, be levied on us or our affiliates, officers or employees, such sanctions could have significant adverse impact on us. Non-compliance with applicable laws or regulations could result in sanctions to be levied against us, including fines and censures, suspension or expulsion from a certain jurisdiction or market or the revocation or limitation of licenses, which could have a significant adverse effect on our reputation, prospects, revenues and earnings.

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

However, if the CSRC is not satisfied with our rectification measures or the CSRC imposes other further regulatory actions or penalties on us, our business and results of operations may be materially and adversely affected. Furthermore, new laws and regulations in connection with our business activities may be adopted from time to time. While we will make best efforts to continue to fulfill the requirements under any applicable future PRC laws and regulations, there may be uncertainties regarding the interpretation and application of current or any future PRC laws and regulations applicable to our business and the PRC government or other governmental authorities may ultimately take a view that is inconsistent with our opinion.

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

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls. In 2019 and 2020, we and our independent registered public accounting firms identified a material weakness in our internal controls. A material weakness is a deficiency, or combination of deficiencies, in internal controls such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified related to our lack of sufficient and competent accounting and financial reporting personnel with appropriate knowledge of U.S. GAAP to design and implement robust period-end financial reporting policies and procedures for the preparation of consolidated financial statements and related disclosures in accordance with U.S. GAAP and the financial reporting requirements set forth by the SEC. In the past, we made certain corrections to our interim financial reporting. While, as of December 31, 2024, based on our management’s assessment on the performance of the remediation measures, we determined that the material weakness had been remediated, and no material weakness existed as of December 31, 2024. In the future we may determine that we have additional material weaknesses, or our independent registered public accounting firm may disagree with our management assessment of the effectiveness of our internal controls.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2024. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” However, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.

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

We currently rely on Interactive Brokers to execute, settle and clear a portion of the trades of the U.S. and Hong Kong stocks and other financial instruments, and to comply with certain federal, state and other laws, as discussed more fully in Item 4.B “Business Overview-Our Core Products and Services-Brokerage Services.” For the years ended December 31, 2022, 2023, and 2024, 24.3%, 16.6%, and 10.6% of our total net revenues were executed and cleared by Interactive Brokers. For consolidated accounts, the information of which is not fully disclosed to Interactive Brokers, we receive commission fees and direct a pre-determined portion to Interactive Brokers. For fully disclosed accounts, every time Interactive Brokers executes and clears a trade, it collects the commissions, deducts its pre-determined portion and returns the rest of the commission fees to us. Customers can also trade on margin and short sell securities on our trading platform. We generate interest income arising from margin financing offered by us to consolidated account customers and earn financing service fees related to the margin financing provided by Interactive Brokers to fully disclosed account customers.

In the event that our relationship with Interactive Brokers deteriorates, or if Interactive Brokers were to suspend, limit, or cease its operations, we may need to enter into alternative arrangements with different clearing agents or further increase our self-clearing of trades. To date, we have not frequently used any other backup clearing agents for execution and clearing services to the extent we use Interactive Brokers. Our relationships with such clearing agents are subject to a number of risks and may be subject to change or termination with appropriate notice.

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

Historically, we generated a significant portion of revenues through the provision of online brokerage services including commissions for execution of trades and interest income or financing service fees arising from or related to margin financing for our customers. Key success factors of the online brokerage industry include expansion of products and services that add value to customers, acquisition of licenses in different jurisdictions and enhancement of user experience. We intend to continue strengthening the innovation, security, efficiency and effectiveness of our brokerage services, including our user-friendly interface, comprehensive functionalities and customer service capabilities and to expand our service offerings to institutional customers and increase the proportion of revenues generated from them. We have developed customized application programming interface, or API, for our institutional customers. As institutional customers tend to trade more consistently and demand a wider spectrum of services as compared to individual investors, we strive to foster long-term partnerships with them and to grow our revenue streams substantially as a result of greater number of institutional customers utilizing our trading platform and services. We cannot guarantee that we will be successful in expanding our customer base, and if we are unable to do so, our growth prospects, financial condition and results of operation may be adversely affected.

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

Our ability to control costs and expenses relating to our operations affects our profitability. With the expansion of our business, we expect our operating cost and expenses to continue to increase, including employee compensation and benefits, marketing and branding and other costs and expenses. The salary level in the fintech industry in and outside China has generally increased in recent years, and we offer competitive wages and other benefits to recruit and retain quality professionals. Employee compensation and benefits (excluding share-based compensation) increased from US$87.5 million in 2022 to US$90.6 million in 2023 and US$112.6 million in 2024. In addition, we utilize various marketing tools, including branding on online and traditional channels, collaborating with business partners, hosting branding events and circulating branding materials, to attract new customers, retain our existing customers and increase our revenues. Our marketing and branding expenses were US$33.1 million, US$20.9 million and US$28.5 million in 2022, 2023 and 2024, respectively, accounting for 14.7%, 7.7% and 7.3%, respectively, of our total revenues for the same periods. If we are unable to operate in a cost-effective manner, our results of operations may be negatively impacted.

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

We have made a few selective acquisitions to expand our business into new areas and jurisdictions. We may in the future continue to pursue acquisitions and joint ventures as part of our growth strategy. Any future acquisition or joint venture may result in exposure to potential liabilities of the acquired companies, significant transaction costs and present new risks associated with entering additional markets or offering new products and integrating the acquired companies or newly established joint ventures. Potential liabilities may arise from deficiencies in due diligence findings and deficient past track record results. We may also become subject to new, different, and potentially more complex or onerous regulatory requirements as our business, services, and geographic footprint expand. For instance, in November 2018, Tiger Fintech Holdings completed the acquisition of 100% of the equity interests in US Tiger Securities, Inc. In July 2019, Tiger Fintech Holdings completed its acquisition of 100% of the equity of TradeUP Securities, a U.S. online broker service platform that focuses on empowering self-directed investors with necessary tools to manage their portfolios. In October 2021, Up Fintech International Limited completed its acquisition of 100% of the equity of Ocean Joy Holdings Limited (“Ocean Joy”), and its sole subsidiary Tiger Brokers (HK) Global Limited (“Tiger Brokers HK”, formerly known as Ocean Joy Securities Limited), a licensed corporation of the Securities and Futures Commission of Hong Kong (“SFC”) holding Type 1 (“Dealing in Securities”), Type 2 (“Dealing in Futures Contracts”), Type 4 (“Advising on Securities”), Type 5 (“Advising on Futures Contracts”) and Type 9 (“Asset Management”) licenses. Such acquisitions made to expand our business, facilities and workforce will also involve costs and risks, such as potential labor disputes and compliance costs and risks. There can be no assurance that we will be able to grow our acquired or invested businesses, or realize returns, benefits of synergies and growth opportunities we expect in connection with such acquisitions.

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

Like other brokerage and financial services firms, our business and profitability are directly affected by elements that are beyond our control, such as economic and political conditions, broad trends in business and finance, changes in volume of securities transactions, changes in the markets in which such transactions occur and changes in how such transactions are processed. A weakness in equity markets, such as a slowdown causing reduction in trading volume in the United States and Hong Kong stocks and other financial instruments, has historically resulted in reduced transaction revenues and would have a material adverse effect on our business, financial condition and results of operations. For example, the highly volatile market conditions in 2022 and 2025 relating to continual geopolitical instability and increase in interest rates across the global caused some of our clients to experience financial losses. If we are unable to collect fees from or recover margin loans made to our clients, our financial condition and results of operations may be adversely affected. Additionally, certain market participants may be overleveraged, which may exacerbate the effects of market volatility. In case of sudden, large price movements, such market participants are more likely to be unable to meet their obligations to brokers who, in turn, may not be able to meet their obligations to their counterparties. As a result, the financial system or a portion thereof could collapse, and the impact of such an event could be catastrophic to our business.

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

Additionally, we have a large and highly engaged customer base, which drives our revenue growth. Our ability to continue to effectively maintain and expand our customer base will affect the growth of our business and our revenues going forward. Our total customer accounts increased from 2,007,989 as of December 31, 2022 to 2,195,705 as of December 31, 2023 and 2,499,304 as of December 31, 2024. Our revenues increased from US$225.4 million in 2022 to US$272.5 million in 2023 resulting from the increase of federal benchmark rates in 2023, and increased to US$391.5 million in 2024 as we continue to execute on our internationalization strategy and build a resilient business model with healthier operating leverage. Furthermore, the level of customer engagement affects our commissions, interest income and financing service fees. Total account balance increased from US$14.0 billion as of December 31, 2022 to US$30.6 billion as of December 31, 2023, and increased to US$41.7 billion as of December 31,2024. Our ability to expand our customer base, including expansion into markets including the United States, Australia, Hong Kong and Singapore, as well as maintain and enhance customer engagement, depends on, among other things, our ability to continuously provide comprehensive and user-friendly online trading experience. If we are unable to maintain or increase our customer retention rates or generate new customers in a cost-effective manner, our business, financial condition and results of operations would likely be adversely affected. Historically, we incurred US$33.1 million, US$20.9 million and US$28.5 million in marketing and branding expenses, representing 14.7%, 7.7%, and 7.3% of our total revenues in 2022, 2023 and 2024, respectively. Although we have spent significant financial resources on marketing expenses and plan to continue doing so, these efforts may not be cost-effective to attract new customers. We cannot assure you that we will be able to maintain or grow our customer base in a cost-effective way. If we are unable to maintain high quality services, or maintain or reduce our service fee rate, or introduce new products and services, we may fail to attract new customers or lose our existing customers, which could adversely affect our growth and profitability.

If we are unable to earn commissions for brokerage services and interest income or financing service fees for margin financing, our results of operation may be negatively impacted.

We charge commission fees for the brokerage services we deliver to our customers. We also earn interest income or financing service fees arising from or related to margin financing provided by ourselves or third parties to our customers for trading activities. Our ability to earn commission fees, interest income or financing service fees largely depends on the number of customers on our trading platform, their trading volume and our commission fee rate. From 2022 to 2024, the average rate of commissions over trading volume, which is the ratio of the total commissions to the total trading volume in the same period, declined from 0.0335% to 0.0288%. This decline was primarily due to the lower average fee rate attributable to industry competition. If our customers’ account balances, trading volume or commission fee rate decline in the future, we will likely earn less in commissions, which could have a material adverse effect on our results of operations. Additionally, our ability to extend margin financing to our customers largely depends on the amount of funds we can allocate internally and obtain from external sources, such as potential borrowings on revolving credit facilities. In connection with the significant growth in our consolidated account customers, we expect to generate more interest income from margin financing offered to our customers. If we are unable to extend margin financing and earn commission fees, interest income or financing service fees, or if there is a reduction in our fee rates, our results of operations may be adversely affected. Additionally, market volatility or declines may cause our clients to experience losses, which may result in a higher rate of client defaults. If we are unable to recover funds due from our clients, our results of operations and financial condition will be adversely affected.

Our current level of commission and fee rates may decline in the future. Any material reduction in our commission or fee rates could reduce our profitability.

We derive a significant portion of our revenues from commissions and fees paid by our clients for trading securities through our platform. Commission fees generated from our brokerage services accounted for US$108.1 million, US$92.6 million and US$159.0 million in 2022, 2023 and 2024, respectively. We may experience pressure on our commission or fee rates as a result of competition we face in the online brokerage service industry. Some of our competitors offer a broader range of services to a larger client base and enjoy higher trading volumes than we do. Consequently, our competitors may be able and willing to offer trading services at lower commission or fee rates than we currently offer or may be able to offer. For example, some brokers in Hong Kong and the United States offer zero commission fees or similar policies to attract retail securities investors. As a result of this pricing competition, we could lose both market share and revenues. We from time to time award discounted or even zero commission fees to new or existing customers as part of our marketing scheme, thus attracting more customers and boosting customer stickiness. We believe that any downward pressure on commission or fee rates would likely continue and intensify as we continue to develop our business and gain recognition in our markets. A decline in our commission or fee rates could lower our revenues, which would adversely affect our profitability. In addition, our competitors may offer other financial incentives such as rebates or discounts in order to induce trading in their systems rather than in ours. If our commission or fee rate decreases significantly, our operating and financial results may be materially and adversely affected.

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

Some of our subsidiaries are required to comply with regulatory anti-money laundering requirements. For example, as part of its supervisory function to monitor compliance, the FMA visited Tiger Brokers (NZ) Limited and Tiger Fintech (NZ) Limited, or Tiger Fintech for an Anti-Money Laundering/Combating the Financing of Terrorism (“AMLCFT”) inspection in November 2023. In February 2024, the FMA reported back its high-level findings following the inspection in which it identified five findings in respect of Tiger Brokers and one finding for Tiger Fintech. In September and October 2024, the FMA withdrew one finding and resolved two findings related to Tiger Brokers and updated the remaining two. Additionally, part of the findings concerning Tiger Fintech has been resolved. Both businesses remain fully cooperative with the FMA and await further information to better understand any remaining concerns so that these might be addressed.

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

Our IT systems support all phases of our operations, including marketing, customer development and the provision of customer support services, and are an essential part of our technology infrastructure. Our technology infrastructure and compliance capabilities are critical for us to offer high quality products and services as well as to retain and attract users and customers. They also enable us to facilitate secure, fast and cost-efficient financial transactions on our platform. We must continue to upgrade and expand our technology infrastructure and to strengthen our compliance system to keep pace with the growth of our business and to develop new features and services for our users and customers. With the continuous improvement of our technology infrastructure and compliance capabilities, we are able to serve more consolidated accounts. From 2018 to 2024, we experienced rapid growth in the number of consolidated accounts and the number of consolidated accounts and corresponding assets under management already surpassed fully disclosed accounts. In connection with the growth of consolidated accounts, we expect our revenues to increase because the revenues for consolidated accounts are recognized on a gross basis including the full amount paid by customers while the revenues for fully disclosed accounts are recognized on a net basis after deducting the execution and clearing expenses paid to Interactive Brokers. We also expect cash segregated for regulatory purposes and payables to customers on our balance sheet to increase significantly as a result of such growth. We will invest more resources on customer verification, record keeping, compliance and trading-related functions for consolidated accounts. Our ability to serve more consolidated accounts, depends on, among other things, our ability to support all aspects of customer verification, record keeping and compliance functions using our technology and human resources.

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

As AI continues to evolve, we have taken steps to adapt to technological advancements and ensure the application of new technologies. In April 2023, we introduced TigerGPT, an AI investment assistant developed by our Group based on OpenAI, aims to provide intelligent investment decision-making support for investors. It utilizes advanced natural language processing and machine learning technologies to understand users' natural language inputs, quickly extract relevant information from a large amount of financial data and information, and provide professional answers. Recently, we officially upgraded our AI investment assistant, TigerGPT to TigerAI and integrated with leading AI models, making it one of the first brokerage platform globally to incorporate such technology. Our goal of rolling out TigerAI is to provide accurate responses to investors’ questions based on reliable data. However, TigerAI utilizes AI technology provided by third parties and we cannot guarantee that it will provide accurate responses or that it will not make mistakes. In addition, despite our warning notices posted on the website to all investors that the answers provided by TigerAI are for reference purposes only and do not constitute financial advice, there remains a risk that investors may rely on AI recommendations for investment decisions. This could potentially result in financial losses for investors and consequently pose reputational risks for our company.

We may not be able to protect our intellectual property rights.

We rely on a combination of trademark, copyright, trade secret and fair business practice laws globally to protect our proprietary technology, intellectual property rights and brand. We have not registered some of the names, logos and characters of our platform and products as trademarks, which may adversely affect our reputation, business, financial condition and results of operations, if others register the same or similar terms as their own trademarks. Although we have submitted trademark applications for the names, logos and characters of our platform and products such as “Tiger Trade”, in jurisdictions for existing and potential business, there is no guarantee that our applications will be approved by the relevant authorities. Although we have adopted strict internal policies and have entered into confidentiality and invention assignment agreements with certain of our employees and/or relevant third parties and also rigorously control access to proprietary technology, it is possible that third parties may copy or otherwise obtain and use our proprietary technology without our authorization or otherwise infringe on our rights. We may also face claims of infringement that could interfere with our ability to use technology that is material to our business operations.

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

In addition, although we and our vendors have strict internal policies for continuing KYC procedures after the activation of accounts and for issues such as anti-corruption, economic sanctions, anti-money laundering, export controls and securities fraud, we mainly rely on our continuing KYC procedures to ensure our compliance with relevant laws and regulations related to anti-corruption, economic sanctions, anti-money laundering, export controls and securities fraud. Although we have relevant trainings for our employees, our KYC system and procedures cannot be foolproof. Any potential flaw in our KYC system or any misconduct in the KYC procedures by any of our employees may also lead to our failure of compliance with such relevant laws and regulations, which will further subject us to certain legal or regulatory sanctions, fines or penalties, financial loss, or damage to reputation. Also see Item 3.D “Risk Factors-Risks Related to Our Business and Industry-We face risks related to our status as an anti-money laundering reporting entity in New Zealand and if the Financial Markets Authority finds fault with our AMLCFT programs and engages in enforcement actions against us, our business and reputation may be adversely affected.”

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

Moreover, a substantial portion of our customers are retail investors who are less sophisticated compared with institutional investors. We provide a forum to facilitate the provision of financial and market information, and live market commentaries. Although these materials and commentaries contain prominent disclaimers, our customers may seek to hold us responsible when they use such information to make trading decisions and suffer financial loss on their trades, or if their trades are not as profitable as they have expected. Furthermore, it is possible that some customers could solely rely on certain predictive statements made by other customers on our trading platform, ignoring our alert warnings that customers should make their own investment judgement and should not predict future performance based on historical records. As a result, the financial loss of our customers will inevitably affect our performance in terms of transaction volumes and revenues as customers decide to abort trading. In addition, some customers who have suffered substantial losses on our platform may blame our platform, seek to recover their damages from us or bring lawsuits against us.

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

We have exposure to interest rate risk.

As a part of our business, we invest in interest-earning assets and are obligated on interest-bearing liabilities. Interest rate fluctuations primarily affect our interest income and interest expense. We earn interest income primarily from margin financing and securities borrowing and lending transactions and make interest payments on deposits we hold on behalf of our customers and borrowings provided by Interactive Brokers and other commercial lenders. Changes in interest rates could affect the interest earned on assets differently than interest paid on liabilities. A rising interest rate environment, generally results in a larger net interest spread. Conversely, a falling interest rate environment generally results in a smaller net interest spread. Our most prevalent form of interest rate risk is referred to as “gap” risk. This risk occurs when the interest rates we earn on assets change at a different frequency or scale than the interest rates we pay on liabilities. If we are unable to effectively manage our interest rate risk, changes in interest rates could have a material adverse effect on our profitability. Additionally, if we are not able to secure additional funding in the future from our existing counterparties or others on favorable terms or at all, our financial condition, growth prospects, and results of operations may be adversely affected.

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

We are subject to arbitration claims and lawsuits in the ordinary course of our business. For example, in June 2023 we were the defendant in the securities class action lawsuit filed in the United States District Court for the Central District of California, alleging that our annual report contained misleading statements and material omissions. The case was subsequently transferred to the United States District Court for the Southern District of New York (“SDNY”). In July 2024, we filed a motion to dismiss. On March 27, 2025, the court granted our motion to dismiss the securities class action in its entirety, on the grounds that the plaintiff failed to identify any statement we made that were false or misleading, and that our disclosures adequately warned investors of the risks and uncertainties of the legal landscape in China. On April 21, 2025, the plaintiff filed a second amended complaint. We maintain our position that the complaint lacks merit, and we are committed to vigorously defending ourselves. However, it's important to acknowledge that any current or potential future legal actions against us may result in settlements, awards, injunctions, fines, penalties or other adverse outcome. Predicting the outcome of such matters is inherently difficult, particularly where claims are brought on behalf of various classes of claimants or by a large number of claimants, when claimants seek substantial or unspecified damages or when investigations or legal proceedings are at an early stage. A substantial judgment, settlement, fine or penalty could be material to our operating results or cash flows for a particular period, depending on our results for that period, or could cause us significant reputational harm, which could harm our business prospects. In market downturns, the volume of legal claims and amount of damages sought in litigation and regulatory proceedings against securities brokerage companies have historically increased. We are also subject to litigation claims from third parties alleging infringement of their intellectual property rights. Also see Item 3.D “Risk Factors-Risks Related to Our Business and Industry-We may be subject to intellectual property claims from others and applicable administrative penalties.” Such litigation can require the expenditure of significant resources, regardless of whether the claims have merit. If we were found to have infringed a third-party patent or other intellectual property right, then we could incur substantial liability and in some circumstances could be enjoined from using the relevant technology or providing related products and services, which could have a material adverse effect on our business and results of operations.

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

While we maintain certain insurance such as professional liability insurance and directors and officers liability insurance for Tiger Brokers (NZ) Limited and certain other subsidiaries, there is no assurance that our insurance coverage will be adequate to cover potential losses. For instance, we do not carry additional policies such as data security insurance, business interruption insurance, or liability insurance covering risks like customer complaints, litigation, or other operational liabilities. As a result, our existing insurance may not adequately protect us from such potential losses and liabilities. In addition, customers of our consolidated accounts are not protected under the scheme of the Securities Investor Protection Corporation, or the SIPC.

Although we believe that our insurance coverage is in line with industry practice in the relevant jurisdictions such as New Zealand, the United States, Singapore and China, if any of the incidents mentioned above occurs and we do not have sufficient insurance to cover the liabilities associated with such incidents, it could have a material adverse effect on our financial condition, results of operations and business prospects.

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

From time to time, we may implement new lines of business or offer new services within existing lines of business. For example, we commenced futures trading in March 2016 and our IPO underwriting business experienced significant growth in 2021. In addition, we are currently in the process of applying for a BVI trustee license and working on operational setup to offer a wider selection of trust services. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new services may not be achieved and profitability targets may not prove feasible. External factors, such as compliance with regulations, competition and shifting market preferences, may also impact the successful implementation of a new line of business or a new service. Our personnel and technology systems may fail to adapt to the changes in such new areas or we may fail to effectively integrate new services into our existing operation and we may lack experience in managing new lines of business or new services. In addition, we may be unable to proceed our operation as planned or compete effectively due to different competitive landscapes in these new areas. Even if we expand our businesses into new jurisdictions or areas, the expansion may not yield intended profitable results. Any new line of business and/or new service could have a significant impact on the effectiveness of our internal control system. Furthermore, expansion of our existing lines of business and entry into new lines of business may expose us to additional litigation risk, including the risk of class-action litigation. Failure to successfully manage these risks in the development and implementation of new lines of business or new services could have a material adverse effect on our business, results of operations and financial condition.

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

Moreover, the growth and success of our margin financing business depend on the availability of adequate funding to meet our client demand for loans through our platform. We provided margin financing service for securities listed on the Hong Kong Stock Exchange, Singapore Exchange and the major stock exchanges in the U.S., and we provided securities lending services for securities listed on the Hong Kong Stock Exchange and the major stock exchanges in the U.S. We derive the funding for our margin financing business from a variety of sources, including funding secured from commercial banks, other licensed financial institutions and other parties as well as financing generated from our business operations. To the extent there is insufficient funding from institutional funding partners who are willing to accept the credit risk related to the collateral from our clients, the funds available for our margin financing business might be limited and our ability to provide margin financing services to our clients to address their demand for loans would be adversely impacted. In addition, as we strive to offer our clients competitively priced services and the online brokerage market is intensely competitive, we may attempt to further reduce our interest expense from our funding partners. If we cannot continue to maintain our relationship with these funding partners and obtain adequate funding at reasonable costs, we may not be able to continue to offer or grow our margin financing business. To the extent that our funding partners find the risk-adjusted returns with us less attractive, we may not be able to obtain the requisite level of funding at reasonable costs, or at all. If we are unable to provide our clients with margin loans or fund the loans on a timely basis due to insufficient funding or less favorable pricing compared to those of our competitors, it would harm our business, financial condition and results of operations.

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

We rely on a number of third parties who provide us with wealth management products, and our relationships with these product providers are integral to the smooth operation of our wealth management business. If our relationships with third-party service providers deteriorate or third-party service providers decide to terminate our respective business relationships for any reasons, such as to work with our competitors on more exclusive or favorable terms or if they themselves become our competitors, our operation may be disrupted.

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

The occurrence, especially in the regions and cities where we have business, of unforeseen or catastrophic events, including the emergence of a pandemic such as COVID-19 or other widespread health emergencies, terrorist attacks or natural disasters, could create economic and financial disruptions, lead to operational difficulties that could impair our ability to manage our businesses, and expose our business activities to significant losses. Our management team are principally located in Beijing, China; Hong Kong, China; Auckland, New Zealand; the United States and Singapore. A significant portion of our technical research and development, customer service, support teams are based in Beijing, China. Most of our data centers are located in Hong Kong and Beijing, China. Although we have recovery and business continuity plans for our data centers, we cannot guarantee that these plans would be adequate to mitigate the adverse effects to our sustainable operations caused by such unforeseen or catastrophic events. In addition, the major stock exchanges our operations rely on are in the U.S. and Hong Kong. Our operations could also be severely disrupted if the exchanges we operate on were affected by natural disasters, health epidemics or man-caused disasters. An unforeseen or catastrophic event in any of the regions mentioned above could adversely impact our operations. Some measures caused by COVID-19 such as working remotely, travel restrictions and extra health precaution etc. did affect the efficiency of work and several ongoing internal projects in 2020 through 2022; however, our daily operations were not affected as we operated online and we also increased our resources to mitigate the impact.

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

In 2018, the U.S. government began imposing new or higher tariffs on specified products imported from China to penalize China for what it characterizes as unfair trade practices, and China responded by imposing new or higher tariffs on specified products imported from the U.S. While the U.S. and China signed an agreement in January 2020 to ease some of these tariffs, others remain in place, and additional tariffs or other regulatory requirements or restrictions could be imposed by one or both countries in the future. In 2025, the trade tensions have escalated with the U.S. announcing new tariff increases on imports from nearly all economies, including heightened rates on Chinese imports. China has implemented reciprocal tariff measures in responses. Further reciprocal tariff increases by both sides remain possible. Although we are not currently subject to the existing tariff measures, such tariffs, future tariffs, or other regulatory actions may adversely affect the economic growth in China and other markets and the financial condition of our customers. In addition, the recent escalation in reciprocal tariff increases has contributed to heightened equity market volatility and downward pressure on global indices, which may result in trading volume contraction, asset valuation decline, and eventually adversely affect our brokerage business. Any potential decrease in the spending powers of our target customers could result in a negative impact on our operations. In addition, the current and future actions or escalations by either the U.S. or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our business, financial condition and results of operations, and we cannot provide any assurance as to whether such actions will occur or the form that they may take.

PRC economic, political and social conditions as well as government policies could adversely affect our business and prospects.

We mainly conduct our brokerage operations in New Zealand, Singapore, Hong Kong and the United States and conduct technology research and development in China through our PRC subsidiaries, the VIEs and their subsidiaries. Because technology development is our key backbone for our operations in a long run, our financial condition and results of operations are subject to influences from PRC’s economic, political and social conditions to a great extent.

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

Historically, before we established our offshore holding structure, our PRC operating entity, Beijing Rongke, had established Tiger Technology Corporation Limited, or Tiger Technology, in Hong Kong, which thereafter acquired our New Zealand registered companies, Tiger Brokers (NZ) Limited, and Tiger Holdings Group Limited, or Tiger Holdings. Under the applicable PRC laws and regulations, PRC entities need to obtain approvals from or file with the National Development and Reform Commission, or the NDRC and the Ministry of Commerce, or the MOFCOM, or their local branches before conducting any overseas investments, and are also required to apply for additional approvals or file or make certain amendments if any change occurs to such overseas investments. Beijing Rongke has filed with the relevant branch of the MOFCOM for investing in Tiger Technology, but failed to update such filing for Tiger Technology’s further investments in Tiger Brokers (NZ) Limited and Tiger Holdings. It also failed to file with the NDRC for the overseas investment as required under then effective PRC laws. Failure to conduct such filing procedures may subject us to an order of suspension of Beijing Rongke’s investment in Tiger Technology, and may result in the inability for Beijing Rongke to enjoy relevant policy favors for three years. As of the date of this report, we have not received any rectification requirements or penalties from the NDRC or the MOFCOM. In addition, we took certain rectification measures. For instance, we transferred all equity interest in Tiger Brokers (NZ) Limited from Tiger Technology to our Singapore subsidiary, Tiger Fintech (Singapore) Pte. Ltd. for commercial needs, and we de-registered our filing with MOFCOM. However, we cannot assure you that these rectifications will fully satisfy the relevant regulatory authorities’ requirements or we will not be subject to investigation or scrutiny from regulators even though we had not yet received any negative opinion or penalty for our historical overseas investments so far. If the NDRC or the MOFCOM imposes any penalties on us or requires us to make any further rectifications, our business and results of operations may be materially and adversely affected.

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

Under the EIT Law that took effect on January 1, 2008, enterprises established outside of China whose “de facto management bodies” are located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to a uniform 25% corporate income tax on their global income (excluding dividends received from “resident enterprises”). In addition, the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, which was issued by SAT on April 22, 2009 and most recently amended on December 29, 2017 sets out certain standards for determining whether the “de facto management body” of an offshore enterprise controlled by a PRC enterprise is located in China. Although the Circular 82 applies only to offshore enterprises controlled by PRC enterprises, rather than those controlled by Chinese or foreign individuals or foreign enterprises (such as our company), the determining criteria set forth in the Circular 82 may reflect SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of how they are controlled by PRC enterprises. Although our company is not controlled by a PRC enterprise, substantial uncertainties remain as to whether our company or any of our other non-PRC entities will be deemed a PRC resident enterprise for the EIT purposes. If we or any of our subsidiaries registered outside the PRC are to be deemed a “resident enterprise” under the EIT Law, our income tax expenses may increase significantly, and our profitability could decrease materially.

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

The trading prices of our ADSs have been and are likely to continue to be volatile and have fluctuated and may continue to fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other similarly situated companies that have listed their securities in the U.S. in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of these companies’ securities after their offerings may affect the attitudes of investors toward such companies listed in the United States, which consequently may affect the trading performance of our ADSs, regardless of our actual operating performance. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States and other jurisdictions. For example, historically the coronavirus pandemic and the volatility in oil prices had a significant negative impact on securities market prices and contributed to increased volatility. These and other factors may continue to affect the broader securities markets and, consequently, our business and results of operations.

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

We have in the past issued additional equity or securities convertible into equity, and we may do so again in the future. In 2021 we offered and sold an aggregate of US$155.0 million principal amount of convertible notes which may be converted into our ADSs. Additionally, in 2024, we completed our follow-on public offering of 17,250,000 of our ADSs, at a public offering price of US$6.25 per ADS, each representing 15 of our Class A ordinary shares. The issuance of additional equity, including pursuant to the conversion of our outstanding convertible notes, would result in further dilution to our shareholders and may result in a decline in the market value of our ADSs.

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

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. There were 169,686,712 ADSs (equivalent to 2,545,300,680 Class A ordinary shares) outstanding as of March 31, 2025. We may also issue additional options in the future that may be exercised for additional Class A ordinary shares. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

Mr. Tianhua Wu and his family beneficially own all of our issued Class B ordinary shares. As of March 31, 2025, these Class B ordinary shares constitute 3.48% of our total issued and outstanding share capital and 43.48% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. See Item 7.A “Major Shareholders.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control limits holders of our Class A ordinary shares and ADSs ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

As a result of Mr. Tianhua Wu’s control of our Class B ordinary shares, Mr. Wu will effectively control the outcome of shareholder actions in our company and may take actions that might not be beneficial to holders of our Class A ordinary shares or ADSs.

Mr. Tianhua Wu holds the voting rights attached to all of our Class B ordinary shares and to all of the options or restricted share units awarded under the 2018 Share Incentive Plan, 2019 Performance Incentive Plan and Amended and Restated 2019 Performance Incentive Plan. As each Class B ordinary share entitles its holder to 20 votes per share, such Class B ordinary shares in the aggregate represent approximately 43.48% of the combined total voting rights in our company. Mr. Wu’s Class A and Class B ordinary shares give him the power to control any actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association, and the Nasdaq requirements. Mr. Wu could have sufficient voting rights to determine the outcome of all matters requiring shareholder approval even if he should, at some point in the future, hold considerably less than a majority of the combined total of our outstanding ordinary shares. Mr. Wu’s voting power may prevent a transaction involving a change of control of us, including transactions in which holders of our Class A ordinary shares or ADSs might otherwise receive a premium for securities over the then-current market price. Similarly, Mr. Wu may approve a merger or consolidation of our company which may result in holders of our Class A ordinary shares or ADSs receiving a stake (either in the form of shares, debt obligations or other securities) in the surviving or new consolidated company which may not operate our current business model and dissenter rights may not be available to such holders in such an event.

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

We are a Cayman Islands company and a significant percentage of our current brokerage operations are conducted in New Zealand. In addition, a significant majority of our current directors and officers are nationals and residents of jurisdictions other than the United States, including China. As a result, it may be difficult or impossible for shareholders to bring an action against us or against these individuals in the United States in the event that they believe that their rights have been infringed under the U.S. federal securities laws, including the civil liability provisions of the U.S. securities laws, or otherwise. Even if shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands, New Zealand, China and other jurisdictions where we operate may render them unable to enforce a judgment against our assets or the assets of our directors and officers. There are uncertainties as to whether Cayman Islands courts would:

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

There is a substantial risk that we will be a passive foreign investment company, or PFIC, for 2024 and future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors in our ADSs or Class A ordinary shares.

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest (and income equivalent to interest), investment gains and certain rents and royalties. Cash is generally a passive asset for these purposes. The value of goodwill and other intangibles is generally treated as an active asset to the extent attributable to business activities that produce active income.

Our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time and therefore may change from year to year. Our annual PFIC status is subject to significant uncertainties. For example, because we hold, and will continue to hold after this offering, a substantial amount of cash and cash equivalents, our annual PFIC status will depend in part on the value of our goodwill and other intangible assets for the relevant taxable year. The value of our goodwill and other intangible assets may be determined, in part, by reference to our market capitalization, which has been, and may continue to be, volatile. If the value of our goodwill and other intangible assets is so determined, our annual PFIC status will be affected by fluctuations of our market capitalization. In addition, the extent to which our goodwill and other intangible assets should be treated as active is not entirely clear, and we may be a PFIC if a significant portion of our goodwill and other intangible assets is treated as passive. Furthermore, it is not entirely clear whether certain items of our assets and liabilities shown on our balance sheet should be disregarded for purposes of the PFIC rules. For example, it is not entirely clear whether portions of the cash and other assets reflected on our balance sheet should be excluded from the value of our assets to the extent they are held for, or attributable to, our customers and are treated as our customers’ assets for certain local law purposes (“customers’ assets”). We believe it is reasonable to treat such customers’ assets as not forming part of our assets for PFIC purposes, but there can be no assurance that the Internal Revenue Service, or the IRS, will not successfully challenge this position, in which case we will likely be a PFIC. The extent to which certain of such customers’ assets (and corresponding liabilities) should be so disregarded for purposes of the PFIC rules is also not entirely clear. In addition, it is not entirely clear how the contractual arrangements between us and our VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIEs are not treated as owned by us for these purposes. While we believe it is reasonable to determine that we are not a PFIC for 2024, there can be no assurance regarding our PFIC status because the PFIC determination is highly factual. For these reasons, there is a substantial risk we are a PFIC for 2024 and will be a PFIC in future taxable years.

If we are a PFIC for any taxable year during which a U.S. taxpayer owns ADSs or Class A ordinary shares, the U.S. taxpayer generally will be subject to adverse U.S. federal income tax consequences (generally, regardless of whether we cease to be a PFIC for subsequent taxable years), including increased tax liability on disposition gains and certain “excess distributions” and reporting requirements. For more information on the U.S. tax consequences to certain U.S. investors that would result from our classification as a PFIC, see Item 10.E “Taxation-Material United States Federal Income Taxation-Passive Foreign Investment Company Rules.”

Under certain attribution rules, certain of our non-U.S. subsidiaries are expected to be treated as controlled foreign corporations for U.S. federal income tax purposes, and, as a result, there could be adverse U.S. federal income tax consequences to U.S. investors that own our ADSs or Class A ordinary shares (directly or indirectly) and are treated as “Ten Percent Shareholders.”

Certain “Ten Percent Shareholders” (as defined below) in a non-U.S. corporation that is a controlled foreign corporation, or a CFC, for U.S. federal income tax purposes generally are required to include in income for U.S. federal income tax purposes their pro rata share of the CFC’s “Subpart F income,” investment of earnings in U.S. property and “global intangible low taxed income,” even if the CFC has made no distributions to its shareholders. A

non-U.S. corporation generally will be a CFC for U.S. federal income tax purposes if Ten Percent Shareholders own, directly, indirectly or constructively (through attribution), more than 50% of either the total combined voting power of all classes of stock of such corporation entitled to vote or of the total value of the stock of such corporation. A “Ten Percent Shareholder” is a United States person (as defined by the U.S. Internal Revenue Code of 1986, as amended) that owns directly or indirectly, or is considered to own constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such corporation or 10% or more of the total value of the stock of such corporation. We are not expected to be a CFC. However, the determination of CFC status is complex and includes certain “downward attribution” rules pursuant to which certain of our non-U.S. subsidiaries are expected to be treated as constructively controlled by our U.S. subsidiaries and therefore our non-U.S. subsidiaries are expected to be treated as CFCs. We do not intend to provide information to Ten Percent Shareholders that may be required in order for those shareholders to properly report their U.S. taxable income with respect to our or our subsidiaries’ operation. Prospective investors that may be or become Ten Percent Shareholders who directly or indirectly own our ADSs or Class A ordinary shares should consult their tax advisers with respect to the potential adverse tax consequences of investing in us.

Item 4. Information on the Company

A. History and Development of the Company

UP Fintech Holding Limited, known commercially in the Asia-Pacific region as “Tiger Brokers”, is a Cayman Islands exempted company incorporated in January 2018 and operating under the Companies Law of the Cayman Islands. As of the date of this report, our authorized share capital is US$50,000 divided into 5,000,000,000 shares.

We commenced our technology research and development in June 2014 through Beijing Xiangshang Rongke Technology Development Co., LTD, or Beijing Rongke, formerly known as Ningxia Xiangshang Rongke Technology Development Co., LTD, or Ningxia Rongke.

In August 2015, Beijing Rongke acquired a New Zealand registered financial service provider, Tiger Holdings Group Limited, formerly known as Transaction Holdings (N.I.) Limited. In August 2016, Beijing Rongke acquired Tiger Brokers (NZ) Limited, also a registered financial service provider in New Zealand. Substantially all of our revenues were generated from Tiger Holdings Group Limited in 2016 and 2017, and from Tiger Brokers (NZ) Limited in 2018 and 2019. Tiger Brokers (NZ) Limited was known as Top Capital Partners Limited prior to June 2019.

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

In July 2018, we established another wholly-owned subsidiary Xiangshang Upfintech Holding Limited, a BVI company, to hold other licensed operating companies including its wholly-owned operating entity in Singapore, Tiger Fintech (Singapore) Pte. Ltd., which was established in March 2018. In October 2018, Beijing Rongke transferred all equity interests in Tiger Brokers (NZ) Limited to Tiger Fintech (Singapore) Pte. Ltd. As a result, Tiger Brokers (NZ) Limited is no longer held by the VIEs in China. In November 2018, Tiger Brokers (NZ) Limited acquired 100% of the equity interests in Fleming Funds Management PTY Limited (“Fleming”), which was established in Australia in January 2006 and has been authorized as a licensed financial services provider in Australia since July 2006.

In September 2018, we established JV Uptech Holding Limited in BVI as a holding company to expand our business in Hong Kong. In October 2018, JV Uptech Holding Limited acquired 100% of the equity interests in Kastle Limited, which, in January 2019, was granted a license to carry on trust and company service business in Hong Kong, and in September 30, 2022, was registered as a Trust Company under section 78(1) of the Trustee Ordinance (Cap. 29). In January 2019, we entered into an agreement to purchase 100% equity interest of Tung Chi Consulting Limited, a licensed insurance broker in Hong Kong, and the acquisition completed in February 2019. Subsequently, in March 2025, we completed the transfer of 100% of the equity in Tung Chi Consulting Limited to a third party for strategic focusing on core business.

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

In October 2024, we completed our follow-on public offering of 17,250,000 of our ADSs, at a public offering price of US$6.25 per ADS, each representing 15 of our Class A ordinary shares.

In January 2025, SFC granted YAX (Hong Kong) Limited, our wholly owned subsidiary, a virtual asset trading platform (VATP) license to operate its virtual asset trading platform.

Our Corporate Information

The locations of our principal executive offices are 1 Raffles Place, #35-61 One Raffles Place, Singapore (048616) and 18/F, Grandyvic Building, No. 1 Building, No. 16 Taiyanggong Middle Road, Chaoyang District, Beijing, 100020 PRC and our telephone number in China at this address is +86-10-56216660. Our registered office in the Cayman Islands is P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands and our telephone number in Cayman Islands at this address is +1 345-769-9372. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204 Newark, Delaware 19711 and the telephone number of our agent is +302-738-6680.

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

Capital Expenditures and Divestitures

For a description, including the amount invested, of the Company’s principal capital expenditures (including interests in other companies) for the years ended December 31, 2022, 2023 and 2024, see Item 5.B “Liquidity and Capital Resources-Capital Expenditures,” which disclosure is incorporated by reference in this item.

The Company did not make any material divestitures for the years ended December 31, 2022, 2023 and 2024.

To date, the Company has not made any capital expenditures or divestitures in calendar year 2025 that were not in the ordinary course of business.

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

We offer comprehensive brokerage services through our integrated single-account structure, which empowers users in trade execution, margin financing and securities lending across different global markets. We also provide value-added services, such as investor education, community engagement and IR/PR platform, all within a few taps or clicks through APP on smartphone, tablet and PC terminals. In addition, we offer ESOP management services to soon-to-be listed and listed companies, which enable them and their employees to manage their equity incentive schemes in a convenient and simplified manner and enables us to build better connections with the institutional investors of the mentioned firms. Moreover, we serve such issuers whom we expect to have a greater chance of cross-selling our IPO distribution services, while retaining such employees with equity incentive awards to trade and invest on our platform. As of December 31, 2024, we have served 613 corporate clients via our ESOP business. Furthermore, IPO distribution is also an integral part of our comprehensive services package and is a major focus for our future growth. It not only helps us strengthen our relationship with corporate clients, but also provides IPO subscription opportunities for our retail clients. In 2024, we participated in 48 U.S. and Hong Kong IPOs. In further, we offer ESOP employees and other brokerage customers personalized asset management and wealth management services at competitive prices, such as pre-IPO shares, overseas fund products or bonds, which then lead our users to allocate more of their wealth on our platform.

We keep optimizing our product and user experience, which we believe is the key to our long-term success. Our all-in-one experience adopted a comprehensive risk methodology enabling users to trade multi-asset classes across different markets in one integrated account. Our agile and scalable infrastructure enables us to enter new markets such as Hong Kong, Australia and other jurisdictions in a more efficient way. In addition, we distinguish ourselves in the market by moving up to the high-entry-barrier sector of self-clearing in the U.S. with acquisition of TradeUP Securities in 2019. We have restructured and upgraded the clearing system of TradeUP Securities to achieve high business flexibility. By the end of the fourth quarter of 2024, we have self-cleared over 90% of U.S. cash equity and option traded on our platform, further improved our operating efficiency and profit margin.

Our IPO underwriting business experienced significant growth between 2023 and 2024. It is an integral part of our comprehensive services package. In 2024, we participated in 16 U.S. IPOs (up from 4 in 2023), in 9 of which the Company’s wholly-owned subsidiaries Tiger Brokers (NZ) Limited or US Tiger Securities, Inc. served as the underwriter (up from 4 in 2023). In 2024, the Company participated in 32 Hong Kong IPOs. Since venturing into investment banking, the Company has participated in underwriting the offerings of over 190 companies for listings in Hong Kong and the US, which gains industry recognition.

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

We generate revenues primarily by charging our customers commission fees for trading of securities as well as earning interest income or financing service fees arising from or related to margin financing and securities borrowing and lending transactions provided by ourselves or third parties to our customers for trading activities. Our revenues were US$225.4 million, US$272.5 million and US$391.5 million in 2022, 2023 and 2024, respectively. We generated net income of US$33.0 million and US$61.4 million in 2023 and 2024, respectively and recorded net losses of US$2.3 million in 2022. Our revenues in 2022, 2023 and 2024 were mainly generated in New Zealand, the U.S. and Singapore. Our New Zealand, U.S. and Singapore subsidiaries have contributed over 92.0% of total revenues for the year ended December 31, 2024. For a further description of the breakdown of our total revenues, see “Item 5. – A Operating Results,” which disclosure is incorporated by reference in this item.

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

We will continue to invest in core infrastructure to strengthen our front-to-back technology and support foray into new capabilities and markets. We aim to further improve user experience by modularizing our APPs, which allows us to achieve high reusability and quality, while at the same time maintaining flexibility to tailor particular modules to fit the needs of our cross-cultural customers. We will continue to enhance our technology in order management, algorithmic trading, risk control and market access. Following our strategic acquisition of TradeUP Securities in 2019, we have restructured and upgraded its clearing system to achieve high business flexibility. Now, we self-clear a majority for U.S. and Hong Kong cash equities trades, which brings down our total clearing expense, and we will continue to invest in the development of our self-clearing capabilities in the US and other markets in the future.

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
•
Integrating artificial intelligence and quantitative modelling tools into our platform, therefore making our platform increasingly smart and agile when offering financial advisory and portfolio construction to our customers. We launched TigerGPT in 2023 and updated it to TigerAI in 2024. TigerAI is an AI investment assistant aimed at providing intelligent decision-making support for investors developed by Tiger Brokers’ R&D team and based on leading AI models; and
•
Continuous cost optimization and improvement of operating efficiency through process automation.

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

The aggregate trading volume amounted to US$198.0 billion during the fourth quarter of 2024. Below is the table of the operating data as of the dates or for the periods indicated.

	As of and for the Three Months Ended
	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2022	2022	2022	2022	2023	2023	2023	2023	2024	2024	2024	2024
Number of customer accounts (in thousands)	1,896.2	1,935.0	1,970.4	2,008.0	2,060.5	2,119.1	2,147.9	2,195.7	2,247.4	2,307.9	2,368.0	2,449.3
Number of customers with deposits (in thousands)	703.5	731.4	754.1	781.5	811.9	840.9	865.5	904.6	933.4	982.3	1,032.8	1,092.0
Number of trading customers (in thousands)	523.0	540.0	552.5	563.7	580.0	596.3	609.1	627.1	642.3	668.6	725.4	760.9
Total account balance (1)(3) (in US$millions)	15,210.3	14,860.2	12,958.9	14,005.3	16,128.5	17,269.4	18,878.5	30,597.5	32,872.1	38,188.6	40,763.6	41,725.2
Trading volume (3) (in US$millions)	91,016.9	85,475.8	78,161.3	68,541.9	67,044.1	65,135.9	80,250.7	81,765.2	85,410.6	105,860.0	162,990.0	198,016.9
Daily average trading volume(2)(3) (in US$millions)	1,492.1	1,356.8	1,221.3	1,071.0	1,099.1	1,033.9	1,253.9	1,277.6	1,314.0	1,628.6	2,469.5	3,000.3

Notes:

(1)
Represents the total balance of all customers’ deposits on our platform as of the respective date.
(2)
Calculated based on the average number of trading days during the period of the U.S. and Hong Kong exchanges.
(3)
As of December 31, 2024, 345,105 of our customers had conducted at least one trading transaction on our platform in the preceding 12 months.

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
•
Wealth. Wealth is upgraded to the first-level entrance of the APP, with a wide spectrum of products, high-quality financial assets, convenient functions and interaction. Including the products we offer, such as global Mutual Funds (including Money Market Funds, Fixed Income Funds, Equity Funds, Hybrid Funds, etc.), US Treasurys, Fixed Income Notes, High-Net-Wealth Products, Auto-Sweep Vault (underlying T0 and T1 Money Market Funds), ETFs, and other products.
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

Institutional and Corporate Services

In 2024, we continued to expand a number of innovative services in order to attract new customers as well as to serve existing customers whom we expect to have a greater chance of cross-selling products or services. We provide ESOP management services to soon-to-be listed and listed companies which enable them and their employees to manage their equity incentive schemes in a convenient and simplified manner. Our customer representatives work together with these companies to build a repository of equity incentive awards in our proprietary ESOP management system. We then help companies manage the vesting and exercise of their equity incentive awards as well as educating company employees about ESOP. Overall, we have worked with over 613 corporate clients by the end of the year of 2024, including 16 new clients added in the fourth quarter of 2024.

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

In 2024, the Company participated in 32 Hong Kong IPOs. Additionally, among the pre-filed US-listed companies in 2024, it acted as the lead underwriter for nine companies, securing the top spot in terms of quantity. Since venturing into investment banking, the Company has participated in underwriting over 190 companies for listings in Hong Kong and the US, leading the industry in both quantity and recognition.

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

Asset Management and Wealth Management Services

Our asset management and wealth management segment sustained robust growth in 2024, aligning with our expanded global footprint. By the fourth quarter's end, assets under management (AUM) surged by 108% year-over-year, accompanied by a 81% increase in our client base.

Tiger Wealth, as the first-level entrance of our APP, provides investors with a seamless cross-market platform offering comprehensive multi-asset-class wealth management solutions. The integrated platform features core investment modules encompassing money market funds, stable-income products, mutual funds, ETFs, U.S. Treasuries, and structured notes. In 2024, we launched enhanced features for ETFs, US-Treasuries, and structured products, alongside the innovative “Yield Hunting” tool, catering to users’ diversified asset allocation needs. Key Enhancements Include:

•
Cash Management. Tiger Vault now supports T+0 subscription and redemption with same-day settlement for USD, HKD, and SGD. Its 7-day average annualized yield generally outperformed other similar products in the market.
•
Structured Product. Upgraded trading capabilities support multi-underlying FCN pricing and real-time minute-level response. Expanded product suite with diverse structured notes, including Sharkfin, SDFCN, BEN, and DQ.
•
High-Net-Worth Services. We continued to deepen high-net-worth wealth management service, with discretionary portfolio mandates in Singapore and Hong Kong seeing steady growth. We also expanded our offering of services for high-net-worth clients, covering personal and family wealth planning, investment immigration as well as family office setup.

On the institutional front, we launched a one-stop wealth management solution for major financial advisory firms and wealth management entities in Singapore. Addressing the industry's current pain points such as complex client onboarding requirements, cumbersome account opening processes, limited trading options, and low transaction settlement efficiency, Tiger introduced its next-generation Turnkey Asset Management Platform (TAMP). This platform offers flexible account structures, fully online account opening, multi-market and multi-asset trading, extensive analysis and trading tools, and diversified reporting. In 2024, we continued to strengthen our position as a premier platform for financial advisers and external asset managers in Singapore. Our strategic efforts in expanding institutional partnerships led to a significant increase in both the number of onboarded advisers and total assets under custody (AUC). The AUC in 2024 doubled year-over-year compared to 2023, reflecting strong client engagement. Looking ahead, we remain committed to strengthening our financial advisers and external asset managers ecosystem by expanding our network of institutional partners, introducing tailored investment solutions, and continuously enhancing platform capabilities. Our focus remains on driving sustainable growth while delivering best-in-class services to our institutional partners.

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

As of December 31, 2023 and 2024, the aggregate of account balance amounted to US$30.6 billion and US$41.7 billion, respectively. Our customers can open and activate trading accounts through our APP which can be downloaded for free from APP stores or through our website. After filling in personal information online, our customers are required to complete a series of questions and upload various documents to verify their identity and assess potential risks.

We have experienced significant growth in both number of customers and trading volume due to our reliable and secure trading platform, comprehensive brokerage and value-added services and superior user experience. The total customer accounts increased from 18,697 as of March 31, 2016 to 2,449,304 as of December 31, 2024, representing a compounded quarterly growth rate of 17.0%. The daily average trading volume increased from US$22.7 million during the first quarter of 2016 to US$3,094.0 million during the fourth quarter of 2024, representing a compounded quarterly growth rate of 17.2%.

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

We focus on investing in cost-effective marketing initiatives and regularly evaluating the effectiveness of various marketing channels to optimize the allocation of our marketing resources. All customer acquisitions are tracked and analyzed based on profitability on a regular basis so that adjustments can quickly be made to our marketing efforts. We focus on continuously improving the quality of our products and services as we believe satisfied customers are more likely to recommend our trading platform to other potential customers. We incurred marketing and branding expenses of US$33.1 million, US$20.9 million and US$28.5 million in 2022, 2023 and 2024, respectively, accounting for 14.7%, 7.7% and 7.3%, respectively, of total revenues for the same periods.

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

Customer Support

We take pride in the level and quality of customer services we provide. We have a dedicated team of customer support personnel that handles customer inquiries about our trading platform via phone call and online message. Our business and customer support team consisted of 177 employees as of December 31, 2024 and operates for around 20 hours every trading day to serve our customers across the world.

We implement stringent internal policies and training programs regulating how our customer representatives communicate with and serve our customers. Our compliance team also regularly monitors communications between our customer representatives and customers to maximize the level of satisfaction from our customers.

Our Technology and Infrastructure

Our proprietary technology is critical to our goal of providing the most user-friendly trading experience at the best value to our customers. Over the past years, we have developed an integrated trading platform to create an efficient conduit for the global flow of capital across securities on electronic exchanges around the world, while at the same time maintaining one of the lowest fee schemes in the industry. We strongly believe in developing and continuing to enhance our proprietary technology to adapt quickly to the changing environment and regulatory change of our industry and to take advantage of opportunities presented by new exchanges or new product lines ahead of our competitors.

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

Research and Development

We develop our proprietary trading platform, back-end technology and CRM system internally and consider our expertise in the rapid development and deployment of new trading technology as one of our core strengths. We have a team of experienced engineers. The supervisors in charge of our research and technology department all graduated from prestigious universities and worked at well-established Internet and software companies before joining us. As of December 31, 2024, we have 534 staff members engaged in research and development-related work. Substantially all of them have a bachelor’s degree or above.

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
•
Regulatory compliance. Our subsidiary, Wealthn LLC, is a registered investment advisor and an NFA member as well as commodity pool operator and registered commodity trading advisor in the United States. Our subsidiaries, both US Tiger Securities, Inc. and TradeUP Securities, are registered broker-dealers with the SEC and a member of FINRA and SIPC in the United States. Our Singapore subsidiary - Tiger Brokers (Singapore) Pte Ltd (“Tiger Brokers SG”) is a capital markets services license holder regulated by the MAS and an exempt financial adviser under the Financial Advisers Act, 2001 of Singapore. Tiger Brokers SG is also a Clearing Member and Depository Agent of The Central Depository (Pte) Limited as well as Trading Member of Singapore Exchange Securities Trading and Singapore Exchange Derivatives Trading. Our Hong Kong subsidiary, Tiger Brokers (HK) Global Limited is a licensed corporation of SFC holding Type 1 (“Dealing in Securities”), Type 2 (“Dealing in Futures Contracts”), Type 4 (“Advising on Securities”), Type 5 (“Advising on Futures Contracts”) licenses and Type 9 (“Asset Management”). Our Australian subsidiary, Fleming, holds an Australian financial services license. Our Hong Kong subsidiaries, Kastle Limited is a licensed trust and company service provider and is a Trust Company under section 78(1) of the Trustee Ordinance (Cap. 29). For consolidated accounts, we carry out customer due diligence of our customers before establishing any relationship or conducting any transaction, pursuant to the anti-money laundering rules and regulations in New Zealand. See Item 3.D “Risk Factors-Risks Related to Our Business and Industry-We face risks related to our status as an anti-money laundering reporting entity in New Zealand and if the Financial Markets Authority finds fault with our AMLCFT programs and engages in enforcement actions against us, our business and reputation may be adversely affected.” We, as well as our clearing agents, conduct ongoing customer due diligence and account monitoring as well as other internal controls procedures to comply strictly with applicable rules in relevant jurisdictions. For fully disclosed accounts, our primary clearing agent Interactive Brokers takes the main responsibilities of verifying customers’ identities and other regulatory compliance in the United States.
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

Trading-Related Risks

We are exposed to various trading-related risks arising from our brokerage operations, primarily market risk from financial market volatility and liquidity risk from inability to meet cash flow needs and regulatory requirements. Our management and risk management team work closely together to monitor our risk exposures throughout the day. We implement risk management measures for each of the major trading-related risks as follows:

•
Market risk. Market risk is the risk of loss incurred from adverse market movements. The primary market risk factor to which we are exposed is the fluctuation of trading volume. As a part of our risk management system, we plan to diversify our business to increase the products and services we offer under our asset management services as well as institutional and corporate services. See Item 3.D “Risk Factors-Risks Related to Our Business and Industry-Our business may be harmed by global events beyond our control, including overall slowdowns in securities trading. Our revenues and profitability depend on trading volume and are prone to significant and unpredictable fluctuations.”
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

As of March 31, 2025, we had obtained 14 design patents and 12 invention patents, and had submitted 25 additional patent applications in China. As of March 31, 2025, we had registered 273 trademarks and had about 28 additional trademark applications in China. We had also obtained trademarks in jurisdictions such as Hong Kong, Singapore, Malaysia, EU, Indonesia, India, Philippines, Thailand, Australia and New Zealand, and submitted trademark applications in various jurisdictions. As of March 31, 2025, we had registered about 194 software copyrights and 22 artwork copyrights in China and other main jurisdictions.

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

Insurance

We maintain insurance such as professional liability insurance and directors and officers liability insurance for certain subsidiaries. For instance, our New Zealand subsidiaries, Tiger Brokers (NZ) Limited and Tiger Fintech (NZ) Limited, have in place professional liability insurance and directors’ and officers’ liability insurance, each of which has a limit of liability of NZ$1 million per claim and in the aggregate covering worldwide (excluding the U.S. and Canada) jurisdictions and territories. Our Singapore subsidiary Tiger Brokers (Singapore) Pte Ltd maintains professional indemnity insurance with a limit of liability of S$25 million, as well as a business insurance package covering office property, electronic equipment, and work injury compensation with a limit of liability of S$1 million.

Aside from the insurance described above, we only maintain insurance coverage required by laws and regulations and do not carry additional policies such as data security insurance, business interruption insurance, or liability insurance covering risks like customer complaints, litigation, or other operational liabilities. While our Directors believe that our insurance coverage is in line with industry practice and our current policies are adequate, please refer to Item 3.D “Risk Factors-Risks Related to Our Business and Industry-Our insurance coverage may be inadequate to cover risks related to our business and operation.”

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

Tiger Brokers (NZ) Limited and Tiger Fintech (NZ) Limited are not licensed by a New Zealand regulator to provide client money or property services. Their registration on the New Zealand register of financial service providers or membership of the Financial Services Complaints Limited Dispute Resolution Scheme does not mean that they are subject to active regulation or oversight by a New Zealand regulator.

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

The Privacy Act introduces a mandatory privacy breach notification regime for “notifiable privacy breaches”. Notifiable privacy breaches are those that a business or organization believes have caused (or are likely to cause) serious harm. Notifiable privacy breaches require a business or organization to notify the Office of the Privacy Commissioner and affected individuals as soon as possible (unless an exception applies for notifying individuals, for example where it reveals a trade secret or would endanger personal safety). Under the Act, it is an offence to fail to inform the Privacy Commissioner when there has been a notifiable privacy breach. As noted above, the Act clarifies that liability for breach notifications sits with the business or organization, and not the individual employees.

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

Recent Developments in the Australian Regulatory Framework

In 2024, Australian Financial Services (AFS) providers faced several significant regulatory changes aim at enhancing transparency, consumer protection, and financial stability.

(a) Privacy

In 2024, Australia implemented significant reforms to its privacy laws, aiming to enhance personal data protection and align with modern digital practices. These reforms, which commenced on December 10, 2024, represent a comprehensive overhaul of Australia's privacy framework. Key changes included:

1.1.
Expansion of the Privacy Act: The Privacy and Other Legislation Amendment Bill 2024 (Cth) broadened the Privacy Act's scope, introducing stricter consent and notice requirements for handling personal data.
1.2.
Introduction of a Statutory Tort for Serious Privacy Invasions: For the first time, individuals gained the right to sue for serious invasions of privacy, with potential penalties up to $478,550.
1.3.
Enhanced Enforcement Powers: Regulatory bodies, notably the Office of the Australian Information Commissioner (OAIC), received expanded powers to oversee compliance and enforce penalties for privacy breaches.
1.4.
Regulation of Automated Decision-Making: New requirements mandated transparency in automated decisions affecting individuals, necessitating clear communication when relying on such processes.
1.5.
Overseas Data Disclosures: The legislation introduced a 'white list' of countries deemed to have adequate data protection laws, facilitating international data transfers while ensuring privacy standards.
1.6.
Strengthened Data Security Measures: Organizations are now required to implement robust technical and organizational measures to safeguard personal data, with clearer guidelines on data breach notifications.
1.7.
Criminalization of Doxxing: Publishing personal information online with harmful intent, known as doxxing, became a criminal offense punishable by up to six years in prison, increasing to seven years if motivated by discrimination.

(b) ASIC's Focus on Greenwashing

The ASIC released Report 791, detailing its interventions in greenwashing misconduct over a 15-month period ending June 30, 2024. The report highlighted issues such as insufficient disclosure of ESG investment methodologies and sustainability-related claims lacking reasonable grounds. ASIC emphasized the importance of accurate and transparent sustainability disclosures to protect investors and maintain market integrity.

(c) Reforms to Merger Regulations

In April 2024, the Australian Government announced reforms to merger regulations to promote competition and protect consumers. The changes aimed to streamline the approval process and provide greater certainty for businesses, reflecting a commitment to maintaining a competitive and consumer-friendly market environment.

(d) Strengthening Financial Market Infrastructure

Proposed reforms to the Corporations Act 2001 included granting the Reserve Bank of Australia (RBA) enhanced crisis management powers over Clearing and Settlement (CS) facilities. These powers were designed to allow the RBA to respond effectively to acute crises, preventing disorderly wind-downs of CS facilities and safeguarding financial system stability.

(e) New Cybersecurity Obligations

In response to significant data breaches, Australia introduced new cybersecurity measures targeting critical sectors, including financial services. Companies were required to comply with enhanced obligations to protect consumers' private data, with non-compliance potentially resulting in substantial fines. The initiative underscored the government's commitment to bolstering digital resilience and protecting consumers in the digital economy.

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

The TCSP license is usually valid for a period of three years and renewable upon re-assessment of fit and proper requirements. Our indirect wholly-owned subsidiary, Kastle Limited, was granted a TCSP license for a period of three years starting from January 29, 2019 and renewed subsequently, the new TCSP license is valid from 29 January 2025 to 28 January 2028. An application for license renewal must be made at least 60 days before it is due to expire.

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

In order that the CO and MLRO may discharge their responsibilities, the licensed TCSP’s senior management should ensure as far as practicable that the CO and MLRO are independent of all operational and business functions, normally based in Hong Kong, capable of accessing all available information, fully conversant in the relevant statutory and regulatory requirements and risks, provided with regular access to senior management, and of a sufficient level of seniority and authority. Depending on the scale, operation, nature of business and risk profile of the licensed TCSP, the same person may be appointed as its CO and MLRO. Given the relatively small size of Kastle Limited, Ms. Tsang Suk Han has been appointed as both its CO and MLRO since June 24, 2024.

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

PRC Regulations on Dividend Withholding Tax

Pursuant to the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under the Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon conducting prescribed registration procedures with in-charge tax authority. However, based on the Circular on the Issues concerning the Application of the Dividend Clauses of Tax Agreements issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties, issued on February 3, 2018 by the SAT, Beneficial Owner means a person who owns and controls income or the Announcement rights or property based on which the Recognition of Beneficial Owners in Tax Treaties issued on June 29, 2012 by income is generated. It also lays out the SAT negative factors that shall be taken into account when assessing whether a recipient of China-source income is a Beneficial Owner under tax treaty. Generally, conduit companies, which are established for the purpose of evading or reducing tax, or transferring or accumulating profits, will not be recognized as beneficial owners and thus are not entitled to the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement.

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

As of the date of this annual report, most of our entities were subject to the valued-added tax at the rate of 6% for services provided as of December 31, 2024.

C. Organizational Structure

UP Fintech is a holding company with no material operations of its own. We conduct our operations primarily through our New Zealand subsidiaries, U.S. subsidiaries, Singapore subsidiaries, Hong Kong subsidiaries and the VIEs and their respective subsidiaries in China.

A listing of the Company’s principal subsidiaries directly and indirectly held and VIEs as of the date of this annual report is set forth in Exhibit 8.1 to this annual report on Form 20-F.

D. Property, Plants and Equipment

Facilities

We are headquartered in Singapore, where we lease 9,709 square feet. In addition, we also have leased properties principally for our operations in Beijing, Auckland, Sydney, Singapore, the State of New York, United States, Hong Kong and other cities in China. Our leased premises are leased from unrelated third parties who either have valid titles to the relevant properties or proper authorization from the title holder to sublease the property. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

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

We have achieved substantial growth since we launched our platform in August 2015. Our total revenues were US$225.4 million, US$272.5 million and US$391.5 million in 2022, 2023 and 2024, respectively. We generated net income of US$33.0 million and US$61.4 million in 2023 and 2024, respectively, and recorded net losses of US$2.3 million in 2022.

Reorganization

We commenced our technology research and development in June 2014 through one of the VIEs, Beijing Rongke. To facilitate foreign investment in our business, starting from early 2018, we began to establish an offshore holding structure for our company. As part of the efforts, we incorporated UP Fintech Holding Limited in January 2018, which controls Beijing Rongke and its subsidiaries through a series of contractual arrangements. See Item 4.A “History and Development of the Company-Reorganization.”

In connection with the reorganization, in June 2018, UP Fintech Holding Limited issued Series Angel (in four tranches), Series A, Series B-1, and Series B-2 preferred shares to the shareholders of Beijing Rongke or their affiliates or designees to replicate the corresponding Series Angel (in four tranches), Series A, Series B, and Series B+ equity interest with preferred rights issued by Beijing Rongke prior to the reorganization, all of which converted to Class A ordinary shares of the Company in connection with the completion of our initial public offering. UP Fintech Holding Limited also adopted a new share incentive plan, or the 2018 Share Incentive Plan, to replicate and replace the equity incentive plan adopted by Beijing Rongke in 2014.

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

We expect to continue to expand our operations to new markets and into new services lines in the future. We believe that customers from new markets and customers interested in new services will increase demand for our products and services and, consequentially, may turn these markets and/or products into growth drivers in future years. However, we cannot guarantee that we will be successful in growing our customer base or our operations on our desired timeline or at all.

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

Key Components of Results of Operations

Revenues

Our revenues consist of commissions, financing service fees, interest income, and other revenues. The following table sets forth the breakdown of our total revenues, both in absolute amount and as a percentage of our total revenues, for the years indicated:

	For the years ended December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%
	(in thousands except for percentages)
Revenues:
Commissions	108,118	48.0	92,594	34.0	159,045	40.6
Financing service fees	7,903	3.5	12,179	4.4	11,312	2.9
Interest income	85,150	37.8	149,291	54.8	191,755	49.0
Other revenues	24,195	10.7	18,444	6.8	29,430	7.5
Total revenues	225,366	100.0	272,508	100.0	391,542	100.0
Interest expense	(18,669)	(8.3)	(46,958)	(17.2)	(60,804)	(15.5)
Total net revenues	206,697	91.7	225,550	82.8	330,738	84.5

Commissions

We earn commissions from the brokerage services we deliver for customers’ fully disclosed accounts and consolidated accounts. See Item 4.B “Business Overview-Our Core Products and Services-Brokerage Services-Types of Accounts.” We charge commission fees based on the amount of transaction volume, or the number of shares, lots or contracts in each order, which generally vary in accordance with the type of products or services, timing of account activation, eligibility for discounts and other factors. In 2022, 2023 and 2024, the average rate of commissions over trading volume was 0.0335%, 0.0315% and 0.0288%, respectively, which is the ratio of the total commissions to the total trading volume in the same period. The decrease in the average commission rates was primarily the lower average fee rate attributable to industry competition in the year 2024.

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

Financing service fees

Financing service fees include fees Interactive Brokers paid to us regarding the margin financing and securities borrowing and lending activities provided by Interactive Brokers to our fully disclosed account customers for trading purposes. We generally charge a specific rate above the interest rate of the margin loan or funding from the clearing agents. In 2022, 2023 and 2024, the average annualized rate of financing service fees over the average balance of the margin loans provided by the clearing agents was 1.65%, 3.18% and 2.74%, respectively. The decrease of financing service fees in 2024 compared with 2023 was primarily due to a decrease in securities lending activities of our fully disclosed account customers.

Interest income

We earn interest income from margin financing and securities borrowing and lending activities we provided to our consolidated account customers for trading purposes. In 2022, 2023 and 2024, the average annualized rate of our margin financing and our securities borrowing and lending activities provided by us to the consolidated account customers on our platform was 6.86%, 8.16% and 5.69%, respectively. The increase of interest income in 2024 compared with 2023 was primarily the increase in margin financing and securities lending activities of our consolidated account customers.

Other revenues

We earn other revenues primarily from initial public offering (“IPO”) distribution service, currency exchange service and other service. Revenues from the IPO distribution service are derived from IPO underwriting fees and new share subscription service fees in relation to IPOs in the USA and Hong Kong capital markets. IPO distribution revenue is generally recognized when the services are completed. Revenue from currency exchange service is charged to our clients for providing currency exchange service, which was recorded upon the time when the services are rendered to customers. We also earn revenue from promotional and advertisement services, and financial advisory service rendered to customers, which are recorded over the period of service provided.

Interest expense

We pay interest expense by borrowing from other licensed financial institutions and other parties to fund our margin financing business, securities borrowing and lending activities.

Operating Cost and Expenses

The following table sets forth our operating cost and expenses, both in absolute amount and as a percentage of total revenues, for the years indicated:

	For the years ended December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%
	(in thousands except for percentages)
Execution and clearing	15,608	6.9	9,084	3.3	14,652	3.7
Employee compensation and benefits (including share-based compensation)	101,749	45.1	100,751	37.0	122,366	31.3
Occupancy, depreciation and amortization	9,013	4.0	9,387	3.4	8,554	2.2
Communication and market data	27,138	12.0	30,831	11.3	38,893	9.9
Marketing and branding	33,122	14.7	20,860	7.7	28,530	7.3
General and administrative	18,333	8.2	21,791	8.0	39,279	10.0
Total operating cost and expenses	204,963	90.9	192,704	70.7	252,274	64.4

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

General and administrative

General and administrative expenses primarily consist of intermediary service expenses, traveling expenses, business entertainment expenses and miscellaneous expenses relating to our facilities and other administrative expenses. Intermediary service fees primarily consist of fees we pay our professional service providers including our lawyers, accountants and consultants.

Income before income taxes

The following table sets forth our income before income taxes, both in absolute amount and as a percentage of our total revenues, for the years indicated.

	For the years ended December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%
	(in thousands except for percentages)
Total revenues	225,366	100.0	272,508	100.0	391,542	100.0
Interest expense	(18,669)	(8.3)	(46,958)	(17.2)	(60,804)	(15.5)
Total net revenues	206,697	91.7	225,550	82.8	330,738	84.5
Total operating cost and expenses	(204,963)	(90.9)	(192,704)	(70.7)	(252,274)	(64.4)
Other income	298	0.1	13,148	4.8	3,300	0.8
Income before income taxes	2,032	0.9	45,994	16.9	81,764	20.9

Cybersecurity

For the years ended December 31, 2022, 2023 and 2024, US$0.4 million, US$0.6 million and US$0.6 million of cybersecurity mitigation costs have been expensed (excluding labor costs), respectively. There were no costs due to cybersecurity incidents in 2022, 2023 and 2024, nor was there any impact of cybersecurity incidents on our reportable segments.

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

China

Our PRC subsidiaries and the VIEs, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards, the EIT Law. Under the EIT Law, the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. In addition, the EIT Law and its implementing rules permit qualified “State-encouraged High-new Technologies Company,” or the HNTE, to enjoy a reduced 15% EIT rate. The HNTE certificate is effective for a period of three years. Certain PRC subsidiaries, VIEs and VIEs’ subsidiaries, including Beijing U-Tiger Business, Beijing Yixin, Beijing U-Tiger Network, Hangzhou U-Tiger, Guangzhou U Tiger and Beijing Xiangshang are qualified HNTEs and enjoy a reduced income tax rate of 15% for the years ended December 31, 2022, 2023 and 2024. An entity could re-apply for the HNTE certificate when the prior certificate expires. Historically, all companies successfully re-applied for the certificates when the prior once expired. Our other subsidiaries are subject to income tax rate of 25%, according to EIT Law.

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

Non-GAAP Financial Measure

In evaluating our business, we consider and use adjusted net loss or income as a supplemental measure to review and assess our operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net loss or income as net loss or income excluding share-based compensation, and impairment loss from equity investments. Such adjustments have no impact on income tax.

We present this non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. Adjusted net loss or income enables our management to assess our operating results without considering the impact of share-based compensation, and impairment loss from equity investments. We also believe that the use of this non-GAAP financial measure facilitate investors’ assessment of our operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net loss or income is that they do not reflect all items of income and expense that affect our operations. Share-based compensation, and impairment loss from equity investment have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted net loss or income. Further, this non-GAAP financial measure may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited. Other companies may calculate similarly titled measure differently, limiting the usefulness of such measure when analyzing our data comparatively.

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

	For the years ended December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%
	(in thousands except for percentages)
Consolidated results of operations
Revenues:
Commissions	108,118	48.0	92,594	34.0	159,045	40.6
Financing service fees	7,903	3.5	12,179	4.4	11,312	2.9
Interest income	85,150	37.8	149,291	54.8	191,755	49.0
Other revenues	24,195	10.7	18,444	6.8	29,430	7.5
Total revenues	225,366	100.0	272,508	100.0	391,542	100.0
Interest expense	(18,669)	(8.3)	(46,958)	(17.2)	(60,804)	(15.5)
Total net revenues	206,697	91.7	225,550	82.8	330,738	84.5
Operating cost and expenses:
Execution and clearing	(15,608)	(6.9)	(9,084)	(3.3)	(14,652)	(3.7)
Employee compensation and benefits (including share-based compensation)	(101,749)	(45.1)	(100,751)	(37.0)	(122,366)	(31.3)
Occupancy, depreciation and amortization	(9,013)	(4.0)	(9,387)	(3.4)	(8,554)	(2.2)
Communication and market data	(27,138)	(12.0)	(30,831)	(11.3)	(38,893)	(9.9)
Marketing and branding	(33,122)	(14.7)	(20,860)	(7.7)	(28,530)	(7.3)
General and administrative	(18,333)	(8.2)	(21,791)	(8.0)	(39,279)	(10.0)
Total operating cost and expenses	(204,963)	(90.9)	(192,704)	(70.7)	(252,274)	(64.4)
Other income:	298	0.1	13,148	4.8	3,300	0.8
Income before income taxes	2,032	0.9	45,994	16.9	81,764	20.9
Income tax expense	(4,289)	(1.9)	(12,987)	(4.8)	(20,410)	(5.2)
Net (loss) income	(2,257)	(1.0)	33,007	12.1	61,354	15.7
Add non-GAAP adjustments
Share-based compensation	14,214	6.3	10,147	3.7	9,737	2.5
Impairment loss from equity investments	648	0.3	—	—	—	—
Adjusted Non-GAAP Net income	12,605	5.6	43,154	15.8	71,091	18.2

For discussion of 2022 and 2023 results, refer to the disclosures set forth under the heading “Item 5. Operating and Financial Review and Prospects – A. Operating Results” in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on April 22, 2024 and available on the internet site maintained by the SEC at www.sec.gov.

Year ended December 31, 2024 compared with year ended December 31, 2023

Revenues

Total revenues increased by 43.7% from US$272.5 million in 2023 to US$391.5 million in 2024. This increase was primarily driven by significant increases in commissions and interest income.

Commissions. Commissions were US$159.0 million in 2024, a 71.8% increase from US$92.6 million in 2023, driven by an increase in our user base and trading volume. Our trading volume increased from US$294.2 billion in 2023 to US$552.3 billion in 2024.

Financing service fees. Financing service fees were US$11.3 million in 2024, a decrease of 7.1% from US$12.2 million in 2023, primarily due to a decrease in securities lending activities of our fully disclosed account customers. Financing service fees from margin financing activities decreased by 4.6% from US$11.1 million in 2023 to US$10.6 million in 2024. Financing service fees from securities lending activities decreased by 32.7% from US$1.1 million in 2023 to US$0.7 million in 2024.

Interest income. Interest income was US$191.8 million in 2024, up 28.4% from US$149.3 million in 2023. This was primarily due to the increase in margin financing and securities lending activities and the increase in interest income from bank deposits. Interest income from securities lending activities increased by 10.2% from US$68.7 million in 2023 to US$75.7 million in 2024, interest income from margin financing activities increased by 37.9% from US$52.3 million in 2023 to US$72.2 million in 2024, which were mainly attributable to the increase in daily average securities lending and margin financing activities balance, respectively.

Other revenues. Other revenues were US$29.4 million in 2024, an increase of 59.6% from US$18.4 million in 2023. The increase was primarily due to the increase in IPO distribution income and currency exchange services income driven by a more active market environment.

Interest expense. Interest expense was US$60.8 million in 2024, an increase of 29.5% from US$47.0 million in 2023 due to increased margin financing and securities lending activities balance.

Operating cost and expenses

Total operating cost and expenses increased by 30.9% from US$192.7 million in 2023 to US$252.3 million in 2024, due to the expansion of business scale, various cost and operating expenses had increased. Operating cost and expenses consisted of the following:

Execution and clearing. Execution and clearing expenses were US$14.7 million in 2024, an increase of 61.3% from US$9.1 million in 2023. This increase was primarily due to an increase in our trading volume. Our trading volume increased from US$294.2 billion in 2023 to US$552.3 billion in 2024.

Employee compensation and benefits. Employee compensation and benefits expenses were US$122.4 million in 2024, an increase of 21.5% from US$100.8 million in 2023, primarily due to an increase of global headcount to support our global expansion. We had 1,109 and 1,193 employees as of December 31, 2023 and 2024 respectively.

Occupancy, depreciation and amortization. Occupancy, depreciation and amortization expenses were US$8.6 million in 2024, a decrease of 8.9% from US$9.4 million in 2023 due to the decrease in office rent price.

Communication and market data. Communication and market data expenses were US$38.9 million in 2024, an increase of 26.1% from US$30.8 million in 2023. This increase was due to increased IT-related fees and an increase in our user base.

Marketing and branding. Marketing and branding expenses were US$28.5 million in 2024, an increase of 36.8% from US$20.9 million in 2023, primarily due to higher marketing spending this year.

General and administrative. General and administrative expenses were US$39.3 million in 2024, an increase of 80.2% from US$21.8 million in 2023 due to an increase in bad debt expense. For the years ended December 31, 2023 and 2024, we recorded US$0.3 million and US$14.3 million of allowance for doubtful accounts, respectively.

Income before income taxes

We had a profit before income taxes of US$81.8 million in 2024, compared with US$46.0 million in 2023. The increase was primarily due to the increase of total revenues in 2024.

Income tax expense

We had income tax expense of US$20.4 million in 2024, compared with income tax expense of US$13.0 million in 2023, primarily due to the 77.8% year-over-year increase in our income before income tax expense.

Net income

As a result of the foregoing, our net income was US$61.4 million in 2024, as compared to a net income of US$33.0 million in 2023.

Adjusted net income, which excluded share-based compensation and impairment loss from equity investments, was US$71.1 million in 2024, as compared to US$43.2 million in 2023. See “Non-GAAP Financial Measure” for more information. See Item 5.A “Operating Results - Non-GAAP Reconciliations.”

Foreign Currency Fluctuations

Substantially all of our revenues are denominated in U.S. dollars and Hong Kong dollars and our expenses are denominated in Renminbi and U.S. dollars. We have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, our results of operations and financial condition will be affected by the exchange rate between U.S. dollar and Hong Kong dollar as well as between U.S. dollar and Renminbi because a substantial portion of our operating costs and expenses is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars. We may seek to reduce the currency risk by entering into foreign currency instruments. We did not have any currency hedging instruments as of December 31, 2022, 2023 and 2024, however management monitors movements in exchange rates closely. Also see Item 3.D “Risk Factors” and Item 11 “Quantitative and Qualitative Disclosures About Market Risk.”

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

To date, we have financed our operating and investing activities through net proceeds from our securities offerings, cash generated from operating activities and historical equity financing activities. As of December 31, 2023 and 2024, our cash and cash equivalents were US$322.6 million and US$393.6 million, respectively. Our cash and cash equivalents primarily consist of cash on hand, demand deposits with financial institutions, term deposits with an original maturity of three months or less and highly liquid investments, which are unrestricted for withdrawal or use, and which have original maturities of three months or less. We believe our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and material cash requirements for over the next 12 months. In the long term, beyond the next 12 months, we may decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, or at all.

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

Cash flows

The following table sets forth a summary of our cash flows for the periods presented:

	For the years ended December 31,
	2022	2023	2024
	US$ (in thousands)
Summary Consolidated Statement of Cash Flows Data:
Net cash provided by (used in) operating activities	258,061	(6,566)	827,978
Net cash used in investing activities	(3,612)	(7,751)	(8,657)
Net cash provided by financing activities	4,730	1,820	103,827
Increase (decrease) in cash and cash equivalents and restricted cash	259,179	(12,497)	923,148
Effect of exchange rate changes	(4,335)	(3,478)	(4,642)
Cash, cash equivalents and restricted cash at beginning of the year	1,700,885	1,955,729	1,939,754
Cash, cash equivalents and restricted cash at end of the year	1,955,729	1,939,754	2,858,260

Operating Activities

Net cash provided by operating activities in 2024 was US$828.0 million, as compared to net income of US$61.4 million in 2024. The difference was primarily attributable to (i) an increase of US$1,800.0 million in payables to brokers, dealers and clearing organizations resulting from the increased borrowed margin activities form brokers, (ii) an increase of US$661.3 million in payables to customers resulting from an increase in our user base, and (iii) a decrease of US$363.0 million in financial instruments held at fair value in our trading accounts. This was positively impacted by (i) an increase of US$1,763.9 million in receivables from brokers, dealers and clearing organizations resulting from an increase in our user base and (ii) an increase of US$313.9 million in receivables from customers resulting from an increase in our user base.

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

Investing Activities

Net cash used in investing activities in 2024 was US$8.7 million, consisting primarily of the purchase of equity method investment, term deposits and property, equipment and intangible assets of US$11.6 million, partially offset by maturity of term deposits of US$2.8 million.

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

Financing Activities

Net cash provided by financing activities in 2024 was US$103.8 million, consisting primarily of net proceeds of US$103.7 million from follow-on public offering.

Net cash provided by financing activities in 2023 was US$1.8 million, consisting primarily of proceeds of US$1.7 million received from redeemable non-controlling interests.

Net cash provided by financing activities in 2022 was US$4.7 million, consisting primarily of proceeds of US$4.4 million received from redeemable non-controlling interests.

Capital Expenditures

Our capital expenditures were primarily incurred for purchases of servers, equipment and software. Historically, the amount of our capital expenditures has been small. Our capital expenditures were US$4.9 million, US$2.8 million and US$1.6 million in 2022, 2023 and 2024, respectively. We intend to fund our future capital expenditures with our existing cash balance. We will continue to incur capital expenditures as needed to meet the expected growth of our business.

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

Our research and development expenses primarily consist of salaries and employee benefits, rental, and depreciation expenses related to the development of our proprietary trading platform, back-end technology and customer relationship management system. For the years ended December 31, 2022, 2023 and 2024, US$60.1 million, US$63.5 million and US$80.1 million of research and development costs have been expensed as incurred as the costs qualifying for capitalization have been insignificant.

D. Trend Information

Please refer to our disclosures set forth under Item 3.D “Risk Factors,” Item 4 “Information on the Company,” and elsewhere in this Item 5 “Operating and Financial Review and Prospects” for information regarding the material risks, business developments and strategies, factors, and trends that are most likely to affect our business and results of operations through 2024.

E. Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent liabilities in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Changes in the economic environment, financial markets, and any other parameters used in determining such estimates could cause actual results to differ. Our critical accounting estimates are described below. The critical accounting estimates should be read in conjunction with our risk factors as disclosed in “Item 3. Key Information—D. Risk Factors.” See Note 2 to our consolidated financial statements for the year ended December 31, 2024 for more information on our significant accounting policies.

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

Item 6. Directors, Senior Management, and Employees

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this report.

Directors and Executive Officers	Age	Position/Title
Tianhua Wu	40	Chief Executive Officer and Director
John Fei Zeng	45	Chief Financial Officer and Director
Lei Fang	37	Director
Jian Liu	53	Independent director
Chia Hung Yang	62	Independent director
Ming Liao	53	Independent director

Mr. Tianhua Wu has served as our Chief Executive Officer, or CEO, and director since January 2018. Mr. Wu is the founder and CEO of Beijing Rongke since June 2014. Between 2005 and 2014, Mr. Wu served at Youdao of NetEase Inc., where he was responsible for core search. Mr. Wu has received many honors in the business world. He currently serves as a director for Up Fintech International Limited. Mr. Wu obtained both bachelor’s and master’s degrees in computer science and technology from Tsinghua University.

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

Mr. Chia Hung Yang (Conor Yang) has served as our independent director since January 2023. Mr. Yang has also served as EHang Holdings Limited’s (Nasdaq: EH) board director since December 2019 and as EHang’s chief financial officer since September 2023. From 2007 to 2017, Mr. Yang served in several chief financial officer positions at US-listed companies including Tuniu Corporation (Nasdaq: TOUR), E-Commerce China Dangdang Inc., and AirMedia Group Inc. Mr. Yang was the chief executive officer of Rock Mobile Corporation from 2004 to 2007, and the chief financial officer of the Asia Pacific region for Cellstar Asia Corporation from 1999 to 2004. Prior to that, Mr. Yang was a senior banker at Goldman Sachs (Asia) L.L.C., Lehman Brothers Asia Limited and Morgan Stanley Asia Limited from 1992 to 1999. Mr. Yang currently also serves as an independent director of Ehang Holdings Limited (Nasdaq: EH), I-Mab (Nasdaq: IMAB), iQIYI, Inc. (Nasdaq: IQ), Tongcheng Travel Holdings Limited (HKSE: 0780) and Smart Share Global Limited (Nasdaq: EM). Mr. Yang received his master’s degree in business administration from the University of California, Los Angeles (UCLA).

Mr. Ming Liao has served as our independent director since January 2024. Mr. Liao has been a founding partner and director of Prospect Avenue Capital, a late-stage private equity fund manager focusing on the internet industry since

July 2016. From February 2014 to February 2015, Mr. Liao served as the chief representative of UBS AG’s Beijing representative office, working at its investment banking division. Prior to joining UBS, Mr. Liao was a director at the investment banking division of Barclays Capital Asia from May 2011 to March 2013. Before Barclays, Mr. Liao was a vice president at The Carlyle Group’s investor relations division from September 2008 to May 2011, responsible for fund raising in China. Prior to joining Carlyle, Mr. Liao was a vice president in the investment banking division of Morgan Stanley Asia from August 2006 to August 2008. Mr. Liao currently serves as an independent director of Gaotu Techedu Inc. (NYSE: GOTU). Mr. Liao obtained his bachelor’s degree in economics from Renmin University of China in 1995, and his master’s degree in public affairs from the Woodrow Wilson School of Public and International Affairs at Princeton University in 2000.

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

B. Compensation

Compensation of Directors and Executive Officers

In 2024, we paid an aggregate of RMB2.3 million (US$0.3 million), HKD1.3 million (US$0.2 million) and US$0.2 million in cash to our executive officers and directors, and US$0.2 million to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC, New Zealand, U.S., Singapore and Hong Kong subsidiaries and our PRC VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. New Zealand has a statutory retirement savings scheme, Kiwisaver, in which New Zealand employees may participate.

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

2019 Performance Incentive Plan

In March 2019, we implemented the 2019 Performance Incentive Plan (the “2019 Plan”), which was approved by our board of directors to grant a maximum number of 52,000,000 ordinary shares under the 2019 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. In December 2020, the Company’s board of directors approved amendments to the 2019 Plan adding an additional 10,429,305 ordinary shares for issuance under the 2019 Plan, which were obtained through the Company’s share buyback plan. In May 2021, the Company’s board of directors approved an evergreen option plan which is to increase Class A ordinary shares to the Plan each year starting from 2021 in an amount equal to 1.5% of the total issued and outstanding shares as of December 31 of the immediately preceding year (“Evergreen Option”), and continuing as long as the unissued shares reserved under 2019 Plan account for less than ten percent (10%) of the total then issued and outstanding shares. The 2019 Plan consists of a share incentive plan for our service providers. The maximum aggregate number of Class A ordinary shares that could be issued pursuant to all awards under the 2019 Plan and 2018 Share Incentive Plan was 568,287,985 as of March 2025 (not accounting for future increases under the Evergreen Option) and the Company issued 413,432,187 Class A ordinary shares to the Plans as of March 2025. As of March 31, 2025, 359,939,736 Class A ordinary shares have been granted, excluding awards that were forfeited or cancelled after the relevant grant dates. In addition, as of the date of March 31, 2025, options to purchase

200,730,744 and 23,297,416 Class A ordinary shares have been granted and are outstanding, along with 233,101,847 and 86,840,537 restricted share units have been granted and are unvested.

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

Name	Class A Ordinary Shares Underlying Outstanding Awards	Exercise Price or Purchase Price (US$/Share)	Date of Grant	Date of Expiration
Lei Fang		US$0.00001	October 1, 2015	September 30, 2025
		US$0.00001	January 4, 2016	January 3, 2026
		US$0.00001	April 1, 2016	March 31, 2026
		US$0.0001	October 1, 2018	September 30, 2028
	*	US$0.20000	January 1, 2019	December 31, 2028
Chia Hung Yang	*		January 23, 2023	January 22, 2033
Jian Liu			April 15, 2021	April 14, 2031
	*		March 19, 2022	March 18, 2032
Ming Liao	*		January 10, 2024	January 9, 2034

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

Board Diversity Matrix

Board Diversity Matrix (As of March 31, 2025)
Country of Principal Executive Offices	Singapore
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	6
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

The Company is committed to evaluating board candidates in light of the current composition of the board and to considering characteristics such as independence, knowledge, skills, experience and diversity. We intend to undertake reasonable efforts to meet the diversity objectives set forth by our board of directors.

Committees of the Board of Directors

The Company’s board of directors has three committees: an audit committee, a compensation committee and a nominating and corporate governance committee. Charters have been adopted for each committee. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Chia Hung Yang, Mr. Jian Liu and Mr. Ming Liao. Mr. Chia Hung Yang is the chairman of our audit committee. We have determined that Mr. Chia Hung Yang, Mr. Jian Liu and Mr. Ming Liao satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of The Nasdaq Stock Market LLC and Rule 10A-3 under the Exchange Act. We have determined that Mr. Chia Hung Yang qualifies as an “audit committee financial expert”. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

D. Employees

We had 1,040 and 1,109 employees as of December 31, 2022 and 2023 respectively. As of December 31, 2024, we had 1,193 employees, with 956 based in Chinese mainland and Hong Kong, 83 based in the United States, 89 based in Singapore, 42 based in New Zealand, 20 based in Australia and 3 based in another country. Below is a breakdown of employees by their departments as of December 31, 2024.

Department	Number of employees	% of total
Research and development and technology	534	44.8%
Compliance, legal and finance	135	11.3%
Business and customer support	163	13.7%
Marketing	112	9.4%
Operations	84	7.0%
General and administration	165	13.8%
Total	1,193	100.0%

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of rules and regulations of the SEC, of our ordinary shares, on a fully diluted and as-converted basis, as of March 31, 2025, by:

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

Name	ADS Number	Percentage of Class	Class A Number[1]	Shares Percentage of Class	Class B Number	Shares Percentage of Class	Total Percentage Voting Power
Major Shareholders
Xiaomi Corporation[2]	—	—	123,411,392	4.56%	—	—	2.75%
Directors and Executive Officers
Tianhua Wu3 4 5	18,290,670	10.78%	274,360,050	10.14%	97,611,722	100%	49.60%
John Fei Zeng	*	*	*	*	—	—	—
Lei Fang	*	*	*	*	—	—	—
Ming Liao	—	—	—	—	—	—	—
Chia Hung Yang	—	—	—	—	—	—	—
Jian Liu	*	*	*	*	—	—	—
All directors and executive officers as a group	20,149,066	11.87%	302,236,035	11.17%	97,611,722	100%	50.22%

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
2.
The information provided with respect to Xiaomi Corporation is derived from our Register of Member (ROM) and only reflects the ordinary shares held by Xiaomi Corporation. However, Xiaomi Corporation may also hold ADSs of our company in the secondary market. Xiaomi Corporation, a Cayman Islands company listed on the Hong Kong Stock Exchange (stock code: 01810), holds equity in our company through its wholly-owned BVI subsidiary, Fast Pace Limited. Fast Pace Limited, in turn, fully owns People Better Limited, which directly holds shares in our company.

3.
Representing (i) 221,134,500 Class A Ordinary Shares in the form of ADSs which are beneficially owned by Mr. Tianhua Wu; and (ii) 53,225,550 Class A Ordinary Shares in the form of ADSs issued under the UP Fintech Holding Limited Share Incentive Plan and the UP Fintech Holding Limited 2019 Performance Incentive Plan of the Issuer (the “Plans”) with the voting rights attached thereto irrevocably entrusted to Mr. Tianhua Wu.
4.
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
5.
On September 6, 2023, Mr. Tianhua Wu filed with the SEC a Form 144 (SEC File Number: 001-38833) in accordance with Rule 144 under the Securities Act of 1933, as amended. The filing disclosed Mr. Tianhua Wu's intention to sell up to 10 million ADSs under a plan intended to satisfy the affirmative defense conditions of Rule 10b5–1(c) under the Securities Exchange Act of 1934, as amended. Subsequently, on September 7, 2023, a Form 6-K was furnished to provide additional clarification regarding the aforementioned Form 144 filing pertaining to the proposed sale of securities. The Form 144 pertained to the total number of 10 million ADSs associated with TIGR call options proposed for sale under Mr. Wu's Rule 10b5-1 plan. As of March 31, 2025, 42,577 call option contracts were exercised resulted in the sale of 4,257,700 ADSs and 30,000 put option contracts were exercised resulted in the purchase of 3,000,000 ADSs.

We have a dual-class share structure. Our outstanding ordinary shares consist of Class A ordinary shares and Class B ordinary shares, and Mr. Tianhua Wu and his family beneficially own all of our issued Class B ordinary shares through Sky Fintech Holding Limited, of which he is the director, and Mr. Wu, with the voting rights entrusted to him under the 2018 and 2019 Performance Incentive Plan, is able to exercise 49.60% of the aggregate voting power of our total issued and outstanding share capital. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and is not convertible into Class B ordinary share under any circumstance. Each Class B ordinary share is entitled to 20 votes and will be automatically convert into one Class A ordinary share under certain circumstances. Our dual-class ordinary share structure involves certain risks. See “Item 3.D. Risk Factors” of this Annual Report on Form 20-F for more information about risks associated with our dual-class share structure.

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

On March 8, 2021, our subsidiary Tiger Brokers (Singapore) PTE Ltd entered into a Packaged Services Agreement with Alphalion Technology Limited controlled by Alphalion Technology Holding Limited. Under this agreement, Alphalion Technology Limited provided middle office system and license to Tiger Brokers (Singapore) PTE Ltd. As of December 31, 2024, the amount due from Alphalion Group regarding prepaid IT service fee and together with the short-term interest-free loans of previous year, total amount due from Alphalion Group was US$0.9 million. By the year end of 2024, IT service fee paid to Alphalion Group was US$0.12 million.

Transactions with Directors and Executive Officers

We provided brokerage services to our directors and executive officers. These services are provided in the ordinary course of business and are made on substantially similar terms as those prevailing at the same time for comparable transactions with unaffiliated persons. Amounts due from related parties in the consolidated balance sheets as of December 31, 2024, were receivable from such directors and executive officers and amounted to US$15.8 million. Amounts due to directors and executive officers amounted to US$0.9 million at the end of December 31, 2024. Revenue earned by providing brokerage services and margin loans to such directors and executive officers amounted to US$1.4 million for the year ended 2024.

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

B. Significant Changes

No significant changes except as disclosed in this annual report else have occurred since December 31, 2024, the date of the financial statements included in this annual report on Form 20-F.

Item 9. The Offer and Listing

A.4. Offer and Listing Details

The Company’s American Depositary Shares, each representing 15 Class A Ordinary Shares, are listed on the Nasdaq Global Select Market under the symbol “TIGR.”

C. Markets

The Company’s American Depositary Shares, each representing 15 Class A Ordinary Shares, are listed on the Nasdaq Global Select Market under the symbol “TIGR.”

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

Compensation Arrangements

For a description of compensation arrangements with the Company’s directors and executive officers, please see Item 6.B “Compensation – Employment Agreements – Recent Developments.”

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

Material United States Federal Income Taxation

The following are material U.S. federal income tax consequences to the U.S. Holders described below of the ownership and disposition of our ADSs or Class A ordinary shares, but this discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire the ADSs or Class A ordinary shares.

This discussion applies to you only if you are a U.S. Holder, you acquire our ADSs in this offering and you hold the ADSs or underlying Class A ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of your particular circumstances, including any minimum tax or Medicare contribution tax considerations, or consequences applicable to you if you are a type of U.S. Holder subject to special rules, such as:

•
a financial institution;
•
an insurance company;
•
a regulated investment company;
•
a dealer or electing trader in securities that uses a mark-to-market method of tax accounting;
•
a person that holds our ADSs or Class A ordinary shares as part of a straddle, integrated or similar transaction;
•
a person whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•
an S-corporation or an entity classified as a partnership for U.S. federal income tax purposes or a person holding the ADSs or Class A ordinary shares through such corporation or entity;
•
a U.S. expatriate;
•
a tax-exempt entity, “individual retirement account” or a “Roth IRA;”
•
a person that owns or is deemed to own our ADSs or Class A ordinary shares representing 10% or more of our stock by vote or value; or
•
a person that holds our ADSs or Class A ordinary shares in connection with a trade or business outside the United States.

If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) owns our ADSs or Class A ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partnership that intends to own ADSs or Class A ordinary shares or a partner therein you should consult your tax adviser as to your particular U.S. federal income tax consequences of owning and disposing of our ADSs or Class A ordinary shares.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the United States and the PRC, or the Treaty, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. No ruling has been obtained or will be requested from the Internal Revenue Service, or the IRS, with respect to any of the U.S. federal income tax consequences described below, and as a result, there can be no assurance that the IRS will not disagree or challenge any of the statements provided below. This discussion assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

As used herein, a “U.S. Holder” is a person that is, for U.S. federal income tax purposes, a beneficial owner of the ADSs or Class A ordinary shares and:

•
a citizen or individual resident of the United States;
•
a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•
an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, if you own our ADSs you will be treated as the owner of the underlying Class A ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if you exchange your ADSs for the underlying Class A ordinary shares represented by those ADSs.

This discussion does not address the effects of any state, local or non-U.S. tax laws, or any U.S. federal taxes other than income taxes (such as U.S. federal estate or gift tax consequences). You should consult your tax adviser concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our ADSs or Class A ordinary shares in your particular circumstances.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest (and income equivalent to interest), investment gains and certain rents and royalties. Cash is generally a passive asset for these purposes. The value of goodwill and other intangibles is generally treated as an active asset to the extent attributable to business activities that produce active income.

Our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time and therefore may change from year to year. Our annual PFIC status is subject to significant uncertainties. For example, because we hold, and will continue to hold after this offering, a substantial amount of cash and cash equivalents, our annual PFIC status will depend in part on the value of our goodwill and other intangible assets for the relevant taxable year. The value of our goodwill and other intangible assets may be determined, in part, by reference to our market capitalization, which has been, and may continue to be, volatile. If the value of our goodwill and other intangible assets is so determined, our annual PFIC status will be affected by fluctuations of our market capitalization. In addition, the extent to which our goodwill and other intangible assets should be treated as active is not entirely clear, and we may be a PFIC if a significant portion of our goodwill and other intangible assets is treated as passive. Furthermore, it is not entirely clear whether certain items of our assets and liabilities shown on our balance sheet should be disregarded for purposes of the PFIC rules. For example, it is not entirely clear whether portions of the cash and other assets reflected on our balance sheet should be excluded from the value of our assets to the extent they are held for, or attributable to, our customers and are treated as our customers’ assets for certain local law purposes (“customers’ assets”). We believe it is reasonable to treat such customers’ assets as not forming part of our assets for PFIC purposes, but there can be no assurance that the Internal Revenue Service, or the IRS, will not successfully challenge this position, in which case we will likely be a PFIC. The extent to which certain of such customers’ assets (and corresponding liabilities) should be so disregarded for purposes of the PFIC rules is also not entirely clear. In addition, it is not entirely clear how the contractual arrangements between us and our VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIEs are not treated as owned by us for these purposes. While we believe it is reasonable to determine that we are not a PFIC for 2024, there can be no assurance regarding our PFIC status because the PFIC determination is highly factual. For these reasons, there is a substantial risk we are a PFIC for 2024 and will be a PFIC in future taxable years.

If we are a PFIC for any taxable year and any entity in which we own or are deemed to own equity interests (including our subsidiaries and VIEs) is also a PFIC (any such entity, a “Lower-tier PFIC”), you will be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and will be subject to U.S. federal income tax according to the rules described in the next paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if you held such shares directly, even though the you will not receive any proceeds of those distributions or dispositions.

In general, if we are a PFIC for any taxable year during which you own our ADSs or Class A ordinary shares, gain recognized by you on a sale or other disposition (including certain pledges) of your ADSs or Class A ordinary shares will be allocated ratably over your holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC will be taxed as ordinary income in the year of such sale or disposition. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge will be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by you in any taxable year on your ADSs or Class A ordinary shares exceed 125% of the average of the annual distributions on the ADSs or Class A ordinary shares received during the preceding three years or your holding period, whichever is shorter, such distributions will be subject to taxation in the same manner. If we are a PFIC for any taxable year during which you own ADSs or Class A ordinary shares, we will generally continue to be treated as a PFIC with respect to you for all succeeding years during which you own the ADSs or Class A ordinary shares, even if we cease to meet the threshold requirements for PFIC status, unless you make a timely “deemed sale” election, in which case any gain on the deemed sale will be taxed under the PFIC rules described above.

Alternatively, if we are a PFIC and if the ADSs are “regularly traded” on a “qualified exchange” (as defined in applicable U.S. Treasury regulations), you may be able to make a mark-to-market election with respect to our ADSs that will result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs will be treated as regularly traded for any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter. The Nasdaq Global Select Market, where the ADSs are listed, is a qualified exchange for this purpose. If you are a U.S. Holder of ADSs and make the mark-to-market election, generally you will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis. Generally, you will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year, but only to the extent of the net amount of income previously included as a result of the mark-to-market election. If you make the election, your tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a taxable year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If you make the mark-to-market election, distributions paid on ADSs will be treated as discussed under “—Taxation of Distributions” below (but subject to the discussion in the following paragraph). Once made, the election will remain in effect for all taxable years in which we are a PFIC, unless it is revoked with the IRS’s consent, or the ADSs cease to be regularly traded on a qualified exchange. There is no provision of law or official guidance that provides for a right to make a mark-to-market election with respect to any Lower-tier PFIC unless the shares of such Lower-tier PFIC are themselves “marketable.” As a result, even if you make a mark-to-market election with respect to our ADSs, you could be subject to the PFIC rules described in the preceding paragraph with respect to your indirect interest in any Lower-tier PFIC. You should consult your tax adviser regarding the availability and advisability of making a mark-to-market election in your particular circumstances if we are a PFIC for any taxable year.

If we are a PFIC (or are treated as a PFIC with respect to you) for any taxable year in which we pay a dividend or the preceding taxable year, the favorable tax rate with respect to dividends paid to certain non-corporate U.S. Holders (as described below in “—Taxation of Distributions”) will not apply.

We do not intend to provide information necessary to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If we are a PFIC for any taxable year during which you own ADSs or Class A ordinary shares, you will generally be required to file annual reports with the IRS. You should consult your tax adviser regarding our PFIC status for any taxable year and the potential application of the PFIC rules to your ownership of ADSs or Class A ordinary shares.

Taxation of Distributions

The following discussion is subject to the discussion under “—Passive Foreign Investment Company Rules” above.

Distributions (if any) paid on our ADSs or Class A ordinary shares, other than certain pro rata distributions of ADSs or Class A ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to you as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable holding period and other requirements, and provided that we are not a PFIC (and are not treated as a PFIC with respect to you) for our taxable year in which the dividend is paid or the preceding taxable year, dividends paid to certain non-corporate U.S. Holders of ADSs may be taxable at a favorable rate. Because of the uncertainty regarding our PFIC status, this favorable rate may not be available to you. If you are a non-corporate U.S. Holder of ADSs you should consult your tax adviser regarding the availability of this favorable tax rate on dividends (and any applicable limitations) generally and in your particular circumstances.

Dividends generally will be included in your income on the date of receipt by you (if you hold Class A ordinary shares) or the depositary (if you hold ADSs). The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the amount received. You may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described above, dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon your circumstances, and the discussion below regarding certain Treasury regulations, PRC taxes withheld from dividend payments (at a rate not exceeding any rate applicable under the Treaty if you are eligible for Treaty benefits) generally will be creditable against your U.S. federal income tax liability. The rules governing foreign tax credits are complex and their application may depend on your particular facts and circumstances. Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for non-U.S. income taxes to be creditable, the relevant non-U.S. income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the PRC income tax system meets this requirement. The IRS released notices that provide relief from certain of the provisions of the Treasury regulations described above for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). You should consult your tax adviser regarding the creditability of foreign taxes in your particular circumstances. In lieu of claiming a credit, you may be able to elect to deduct any PRC taxes in computing your taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all otherwise creditable foreign taxes paid or accrued in the relevant taxable year.

Sale or Other Taxable Disposition of ADSs or Class A ordinary shares

The following discussion is subject to the discussion under “—Passive Foreign Investment Company Rules” above.

You will generally recognize capital gain or loss on a sale or other taxable disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized on the sale or disposition and your tax basis in the ADSs or Class A ordinary shares disposed of, in each case as determined in U.S. dollars. The gain or loss will be long-term capital gain or loss if at the time of the sale or disposition you have owned the ADSs or Class A ordinary shares for more than one year. If you are a non-corporate U.S. Holder, any long-term capital gain recognized by you will generally be subject to tax rates that are lower than those applicable to ordinary income. The deductibility of capital losses is subject to limitations.

As described above, gains on the sale of ADSs or Class A ordinary shares may be subject to PRC taxes. You are entitled to use foreign tax credits to offset only the portion of your U.S. federal income tax liability that is attributable to foreign-source income. Under the Code capital gains of U.S. persons are generally treated as U.S.-source income. However, if you are eligible for the benefits of the Treaty, you may be able to elect to treat gains taxable under PRC law as PRC-source and claim foreign tax credits in respect of PRC taxes on those gains. Treasury regulations generally preclude you from claiming a foreign tax credit with respect to PRC income taxes imposed on gains from dispositions of ADSs or Class A ordinary shares unless you are eligible for Treaty benefits and elect to apply them. As discussed above under “— Taxation of Distributions,” the IRS released notices that provide relief from certain of the provisions of the Treasury regulations described above (including the limitation described in the preceding sentence) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). However, other limitations under the foreign tax credit rules may preclude you from claiming a foreign tax credit with respect to PRC income taxes on disposition gains. If you are precluded from claiming a foreign tax credit, it is possible that any PRC income taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. You should consult your tax adviser regarding the consequences to you of the imposition of any PRC tax on disposition gains, including the Treaty’s resourcing rule, any reporting requirements with respect to a Treaty-based return position and the creditability or deductibility of any PRC tax on disposition gains in your particular circumstances (including any applicable limitations).

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) you are a corporation or other “exempt recipient” (and establish that status if required to do so) and (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the IRS.

If you are an individual or one of certain specified entities, you may be required to report information relating to your ownership of ADSs or Class A ordinary shares, or non-U.S. accounts through which your ADSs or Class A ordinary shares are held. You should consult your tax adviser regarding your reporting obligations with respect to ADSs and Class A ordinary shares.

PROSPECTIVE INVESTORS IN OUR ADSS OR CLASS A ORDINARY SHARES SHOULD CONSULT WITH THEIR TAX ADVISER REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES RESULTING FROM OWNING OR DISPOSING OUR ADSS OR CLASS A ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR NON-U.S. JURISDICTION, INCOME TAX TREATIES AND INCLUDING ESTATE, GIFT AND INHERITANCE LAWS.

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

Foreign Exchange Risk

While most of our revenues are denominated in U.S. dollars and Hong Kong dollars and our expenses are denominated in Renminbi and U.S. dollars, the Company has not used any derivative financial instruments to hedge exposure to such risk as our exposure to foreign exchange risks should be limited in general per management’s assessment. Our results of operations and financial condition will be affected by the exchange rate between U.S. dollar and Hong Kong dollar as well as between U.S. dollar and Renminbi because a substantial portion of our operating costs and expenses is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars. We may seek to reduce the currency risk by entering foreign currency instruments in the future. Currently we did not hold any currency hedging instruments position as of December 31, 2023 and 2024 due to immaterial impact on our daily operation and financials, whilst the Company has been monitoring the exchange rates which may affect our business and financials and will take necessary actions to mediate foreign exchange risks. See Item 3.D “Risk Factors.”

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

None of these events occurred in any of the years ended December 31, 2022, 2023 and 2024.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rule 13a-15(e) of the Exchange Act, as of December 31, 2024. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, concluded that our disclosure controls and procedures were effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act). Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024.

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

Attestation Report of the Independent Registered Public Accounting Firm

KPMG Huazhen LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2024 as stated in its report, which appears on page F-3 of this annual report on Form 20-F.

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

	For the years ended December 31,
	2023	2024
	US$ 000	US$ 000
Audit Fees (1)	2,266	2,798
Tax Fees (2)	26	95
Audit-Related Fees (3)	—	—
All Other Fees (4)	—	—
	2,292	2,893

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

Audit Committee’s Pre-Approval Policies and Procedures

The Company’s Audit Committee is responsible for appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors. All of the audit fees and non-audit fees paid with respect to 2024 were approved by the Audit Committee.

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

Item 16J. Insider Trading Policies

We have adopted insider trading policies and procedures governing the purchase, sale and other dispositions of our securities, by directors, senior managers and employees of our company that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations and any listing rules applicable to us. Copies of our Inside and Confidential Information Management Policy and our Employee Trading Management Policy are filed as Exhibits 11.2 and 11.3 to this annual report on Form 20-F.

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

PART III

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

The audited Consolidated Financial Statements as required under Item 18 are attached hereto starting on page F-1 of this annual report on Form 20-F.

Item 19. Exhibits

A list of exhibits included as part of this annual report on Form 20-F is set forth in the Index to Exhibits immediately following this Item 19.

INDEX TO EXHIBITS

Exhibit No.		Exhibit Description	Incorporated by Reference to
1.1	†	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant	Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

2.1	†	Description of the registrant’s securities registered pursuant to Section 12 of the Exchange Act.	Exhibit 2.1 to the annual report on Form 20-F (File No. 001-38833) filed with the SEC on April 29, 2020

2.2	†	Specimen American Depositary Receipt (contained in Exhibit 2.4)	Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

2.3	†	Specimen Form of Class A Ordinary Share Certificate	Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

2.4	††	Form of Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder	Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

2.5	†	Form of Registration Rights Agreement	Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

3.1	†	Form of Irrevocable Voting Proxy by and among holders of options awarded under the 2018 Share Incentive Plan and the 2019 Performance Incentive Plan and Wu Tianhua	Exhibit 3.1 to the annual report on Form 20-F (File No. 001-38833) filed with the SEC on April 29, 2020

4.1	†	English translation of Exclusive Business Cooperation Agreement between Beijing Rongke and Beijing Bohu dated June 7, 2018	Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.2	†	Exclusive Option Contract dated November 1, 2023, among Beijing Bohu, Beijing Rongke and each shareholder of Beijing Rongke, which replaced and superseded the version dated October 11, 2022	Exhibit 4.2 to the annual report on Form 20-F (File No. 001-38833) filed with the SEC on April 22, 2024

4.3	†	Equity Pledge Contract dated November 1, 2023 among Beijing Bohu, Beijing Rongke and each shareholder of Beijing Rongke, which replaced and superseded the version dated October 11, 2022	Exhibit 4.2 to the annual report on Form 20-F (File No. 001-38833) filed with the SEC on April 22, 2024

4.4	†	English translation of Powers of Attorney dated November 1, 2023 among Beijing Bohu and each of the shareholders of Beijing Rongke, which replaced and superseded the version dated October 11, 2022	Exhibit 4.2 to the annual report on Form 20-F (File No. 001-38833) filed with the SEC on April 22, 2024

4.5	†	English translation of the form of Spouse Consent Letter by the spouse of each married shareholder of Beijing Rongke	Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.6	†	English translation of Exclusive Business Cooperation Agreement between Beijing Yixin and Beijing Yiyi dated October 30, 2018	Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.7	†	English translation of Exclusive Option Contract among Beijing Yixin, shareholders of Beijing Yiyi and Beijing Yiyi dated October 30, 2018	Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.8	†	English translation of Equity Pledge Contract among Beijing Yixin, shareholders of Beijing Yiyi and Beijing Yiyi dated October 30, 2018	Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.9	†	English translation of the Power of Attorney between Beijing Yixin and shareholders of Beijing Yiyi dated October 30, 2018	Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.10	†	English translation of the form of Spouse Consent Letter by the spouse of each married shareholder of Beijing Yiyi	Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.11	†	Form of Employment Agreement between the Registrant and its executive officers	Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.12		[Reserved]	[Reserved]

4.13	†	Consolidated Clearing Agreement between IB LLC and Top Capital Partners Limited	Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.14	†	Fully Disclosed Clearing Agreement between IB LLC and Top Capital Partners Limited	Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.15	†	Lease Contract for the Singapore office	Filed as Exhibit 4.15 to the annual report on Form 20-F (File No. 001-38833) filed with the SEC on April 26, 2023

4.16	†	Subscription Agreement by and between the Registrant and IB Global Investments LLC dated March 8, 2019	Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.17	†	UP Fintech Holding Limited Share Incentive Plan adopted in June 2018 and amended in December 2018	Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.18	†	UP Fintech Holding Limited Amended and Restated 2019 Performance Incentive Plan	Exhibit 10.1 to the registration statement on Form S-8 (File No. 333-259241) filed with the SEC on September 1, 2021

8.1		List of principal subsidiaries and consolidated affiliated entities of the Registrant	Filed herewith

11.1	†	Code of Business Conduct and Ethics	Exhibit 99.8 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

11.2		Inside and Confidential Information Management Policy	Filed herewith

11.3		Employee Trading Management Policy	Filed herewith

12.1		Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer	Filed herewith

12.2		Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer	Filed herewith

13.1		Certification of the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith

13.2		Certification of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith

15.1		Consent of KPMG Huazhen LLP Certified Public Accountants	Filed herewith

15.2	Consent of JunHe LLP	Filed herewith

15.3

The registrant hereby agrees to furnish to the SEC, upon request, copies of instruments defining the rights of holder of long-term debt of the registrant and its consolidated subsidiaries and for any of its unconsolidated subsidiaries for which financial statements are required to the filed.

97	UP Fintech Holding Limited Policy on Recoupment of Incentive Compensation	Exhibit 97 to the annual report on Form 20-F (File No. 001-38833) filed with the SEC on April 22, 2024

101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

104	Cover page formatted as Inline XBRL and contained in Exhibit 101

† Previously filed

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

UP FINTECH HOLDING LIMITED

/s/ Tianhua Wu
Name: Tianhua Wu
Title: Chief Executive Officer and Director

Dated: April 23, 2025

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2022, 2023 and 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

UP Fintech Holding Limited:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of UP Fintech Holding Limited and subsidiaries (the Company) as of December 31, 2023 and 2024, the related consolidated statements of comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Realizability of deferred tax assets

As discussed in Notes 2 and 8 to the consolidated financial statements, the Group’s deferred tax assets and valuation allowance were US$32,545,094 and US$21,923,356 respectively, as of December 31, 2024. Deferred tax assets are reduced by a valuation allowance if, in the opinion of management, it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The realizability of deferred tax assets requires significant judgment associated with evaluation of past and projected financial performance which incorporates projections of future taxable income, including certain forecasted revenues and expenses, by tax-paying component.

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

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Group’s process for evaluating the realizability of deferred tax assets, including controls related to the development of assumptions in estimating future taxable income. We assessed the Group’s estimate of future taxable income by tax-paying component, including certain forecasted revenue and operating cost and expenses by comparing them to historical results. We compared the historical forecasts of taxable income to actual results to assess the Group’s ability to accurately forecast. We also performed sensitivity analysis over the assumptions related to the forecasted revenue, operating cost and expenses by tax-paying component to assess the impact of changes in those assumptions on the realizability assessment. We involved income tax professionals with specialized skills and knowledge, who assisted in assessing the Group’s interpretation and application of the relevant tax laws and regulations used to calculate future taxable income.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2020.

Beijing, China

April 23, 2025

UP FINTECH HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS
(All amounts in US$, except for share, per share data, or otherwise noted)

	As of December 31,
	2023	2024
	US$	US$
Assets:
Cash and cash equivalents	322,599,616	393,576,874
Cash-segregated for regulatory purpose	1,617,154,185	2,464,683,625
Term deposits	896,683	1,075,260
Receivables from customers (net of allowance of US$991,286 and US$15,284,002 as of December 31, 2023 and 2024)	753,361,199	1,052,972,649
Receivables from brokers, dealers, and clearing organizations (net of allowance of nil as of December 31, 2023 and 2024)	541,876,929	2,305,740,507
Financial instruments held, at fair value	428,159,554	75,547,082
Prepaid expenses and other current assets	17,936,180	17,629,819
Amounts due from related parties	7,987,756	16,720,671
Total current assets	3,689,972,102	6,327,946,487
Long-term deposits	4,225,412	1,369,994
Right-of-use assets	9,067,885	10,880,673
Property, equipment and intangible assets, net	16,429,543	15,358,528
Goodwill	2,492,668	2,492,668
Long-term investments	7,586,483	7,658,809
Equity method investment	—	10,203,622
Other non-current assets	5,282,012	6,828,553
Deferred tax assets	10,990,998	8,573,135
Total assets	3,746,047,103	6,391,312,469
Liabilities:
Payables to customers	2,913,306,558	3,574,651,125
Payables to brokers, dealers and clearing organizations	114,771,931	1,914,769,701
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of US$10,223,751 and US$10,624,181 as of December 31, 2023 and 2024, respectively)	42,381,946	67,263,254
Deferred income – current	819,809	—
Lease liabilities – current (including lease liabilities – current of the consolidated VIEs without recourse to the Group of US$734,591 and US$969,176 as of December 31,2023 and 2024, respectively)	4,133,883	4,153,928
Amount due to related parties	10,148,142	874,331
Total current liabilities	3,085,562,269	5,561,712,339
Convertible bonds	156,887,691	159,505,397
Lease liabilities – non-current (including lease liabilities – non-current of the consolidated VIEs without recourse to the Group of US72,985 and US$1,292,591 as of December 31, 2023 and 2024, respectively)	4,777,134	5,902,323
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to the Group of US$1,653 and US$27,247 as of December 31, 2023 and 2024, respectively)	3,397,831	2,068,661
Total liabilities	3,250,624,925	5,729,188,720
Commitments and Contingencies (Note 19)
Mezzanine equity
Redeemable non-controlling interests	6,706,660	7,177,668
Total Mezzanine equity	6,706,660	7,177,668
Shareholders’ equity:
Class A ordinary shares (US$0.00001 par value; 4,662,388,278 shares authorized as of December 31, 2023 and 2024, 2,252,892,845 and 2,542,714,350 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	22,528	25,427
Class B ordinary shares (US$0.00001 par value; 337,611,722 shares authorized as of December 31, 2023 and 2024, 97,611,722 shares issued and outstanding as of December 31, 2023 and 2024)	976	976
Additional paid-in capital	505,448,080	619,030,730
Statutory reserve	8,511,039	12,425,463
(Accumulated deficit) Retained earnings	(19,600,434)	37,843,547
Treasury stock (10,429,305 shares as of December 31, 2023 and 2024)	(2,172,819)	(2,172,819)
Accumulated other comprehensive loss	(3,232,993)	(11,919,310)
Total UP Fintech shareholders’ equity	488,976,377	655,234,014
Non-controlling interests	(260,859)	(287,933)
Total equity	488,715,518	654,946,081
Total liabilities, mezzanine equity and equity	3,746,047,103	6,391,312,469

The accompanying notes are an integral part of these consolidated financial statements.

UP FINTECH HOLDING LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(All amounts in US$, except for share, per share data, or otherwise noted)

	For the years ended December 31,
	2022	2023	2024
	US$	US$	US$
Revenues(a)
Commissions	108,118,464	92,593,458	159,045,052
Interest related income
Financing service fees	7,903,057	12,178,838	11,311,560
Interest income	85,150,424	149,291,006	191,754,746
Other revenues	24,193,602	18,444,293	29,430,071
Total revenues	225,365,547	272,507,595	391,541,429
Interest expense(a)	(18,668,523)	(46,957,657)	(60,803,516)
Total net revenues	206,697,024	225,549,938	330,737,913
Operating cost and expenses:
Execution and clearing(a)	(15,607,914)	(9,084,089)	(14,651,612)
Employee compensation and benefits (including share-based compensation of US$14,213,841, US$10,147,362 and US$9,736,901 for the years ended December 31, 2022, 2023 and 2024, respectively)	(101,749,440)	(100,750,644)	(122,365,537)
Occupancy, depreciation and amortization	(9,013,467)	(9,387,056)	(8,554,315)
Communication and market data(a)	(27,138,244)	(30,831,488)	(38,893,381)
Marketing and branding	(33,121,767)	(20,859,834)	(28,530,053)
General and administrative	(18,332,557)	(21,791,263)	(39,278,674)
Total operating cost and expenses	(204,963,389)	(192,704,374)	(252,273,572)
Other income:
Others, net	298,150	13,148,173	3,299,308
Income before income taxes	2,031,785	45,993,737	81,763,649
Income tax expense	(4,288,665)	(12,986,310)	(20,409,721)
Net (loss) income	(2,256,880)	33,007,427	61,353,928
Less:
Net loss attributable to non-controlling interests	(129,215)	(98,285)	(4,477)
Accretion of redeemable non-controlling interests to redemption value	(58,776)	(542,187)	(630,485)
Net (loss) income attributable to ordinary shareholders of UP Fintech	(2,186,441)	32,563,525	60,727,920
Net (loss) income per share attributable to ordinary shareholders of UP Fintech:
Basic	(0.000)	0.014	0.025
Diluted	(0.000)	0.014	0.024
Weighted average shares used in calculating net (loss) income per ordinary share:
Basic	2,295,154,791	2,325,338,439	2,404,640,854
Diluted	2,295,154,791	2,427,268,831	2,534,097,315
Other comprehensive (loss) income, net of tax:
Unrealized (loss) gain on available-for-sale securities (net of tax effect of US$88,563, nil and nil for the years ended December 31, 2022, 2023 and 2024, respectively)	(768,590)	(450,325)	343,892
Change in cumulative foreign currency translation adjustment	(8,130,208)	(545,498)	(9,022,611)
Total Comprehensive (loss) income	(11,155,678)	32,011,604	52,675,209
Total Comprehensive (loss) income attributable to non-controlling interests	(130,783)	(92,526)	3,121
Accretion of redeemable non-controlling interests to redemption value	(58,776)	(542,187)	(630,485)
Total Comprehensive (loss) income attributable to ordinary shareholders of UP Fintech	(11,083,671)	31,561,943	52,041,603

(a)
Includes the following revenues, costs and expenses resulting from transactions with related parties for the years ended December 31, 2022, 2023 and 2024 (Note 16):

	For the years ended December 31,
	2022	2023	2024
	US$	US$	US$
Commissions	4,001,833	122,113	174,250
Interest related income
Financing service fees	1,329,490	—	—
Interest income	4,795,119	1,379,238	1,601,526
Other revenues	1,805,126	—	—
Interest expense	(2,056,556)	—	(372,961)
Execution and clearing	(1,751,505)	—	—
Communication and market data	(135,117)	(150,360)	(116,150)

The accompanying notes are an integral part of these consolidated financial statements.

UP FINTECH HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(All amounts in US$, except for share, per share data, or otherwise noted)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

	Class A ordinary shares		Class B ordinary shares		Treasury stock purchases		Additional paid in capital
	Shares	Amount	Shares	Amount	Shares	Amount	Amount
		US$		US$		US$	US$
Balance as of January 1, 2022	2,059,987,139	20,599	222,111,722	2,221	10,429,305	(2,172,819)	484,335,291
Adoption of ASU 2020-06	—	—	—	—	—	—	(3,167,457)
Issuance of Class A ordinary shares upon settlement of share-based awards	36,915,928	369	—	—	—	—	366,168
Class B ordinary shares converted into Class A ordinary shares	124,500,000	1,245	(124,500,000)	(1,245)	—	—	—
Capital contribution from non-controlling interests	—	—	—	—	—	—	18,391
Share-based compensation	—	—	—	—	—	—	14,212,067
Provision of statutory reserve	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—
Unrealized loss on available-for-sale securities	—	—	—	—	—	—	—
Accretion of redeemable non-controlling interests	—	—	—	—	—	—	(58,776)
Net loss	—	—	—	—	—	—	—
Balance as of December 31, 2022	2,221,403,067	22,213	97,611,722	976	10,429,305	(2,172,819)	495,705,684
Issuance of Class A ordinary shares upon settlement of share-based awards	31,489,778	315	—	—	—	—	140,068
Class B ordinary shares converted into Class A ordinary shares	—	—	—	—	—	—	—
Capital contribution from non-controlling interests	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	10,144,515
Provision of statutory reserve	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—
Unrealized loss on available-for-sale securities	—	—	—	—	—	—	—
Accretion of redeemable non-controlling interests	—	—	—	—	—	—	(542,187)
Net income (loss)	—	—	—	—	—	—	—
Balance as of December 31, 2023	2,252,892,845	22,528	97,611,722	976	10,429,305	(2,172,819)	505,448,080
Issuance of Class A ordinary shares upon settlement of share-based awards	31,071,505	311	—	—	—	—	84,799
Issuance of ordinary shares upon follow-on public offering	258,750,000	2,588	—	—	—	—	104,394,424
Share-based compensation	—	—	—	—	—	—	9,733,912
Provision of statutory reserve	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—
Unrealized gain on available-for-sale securities	—	—	—	—	—	—	—
Accretion of redeemable non-controlling interests	—	—	—	—	—	—	(630,485)
Net income (loss)	—	—	—	—	—	—	—
Balance as of December 31, 2024	2,542,714,350	25,427	97,611,722	976	10,429,305	(2,172,819)	619,030,730

UP FINTECH HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(All amounts in US$, except for share, per share data, or otherwise noted)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

	Statutory Reserves	Accumulated other comprehensive income (loss)	(Accumulated deficit)/retained earnings	Non-controlling interests	Total equity
	US$	US$	US$	US$	US$
Balance as of January 1, 2022	3,562,888	6,665,819	(45,788,131)	—	446,625,868
Adoption of ASU 2020-06	—	—	157,801	—	(3,009,656)
Issuance of Class A ordinary shares upon settlement of share-based awards	—	—	—	—	366,537
Class B ordinary shares converted into Class A ordinary shares	—	—	—	—	—
Capital contribution from non-controlling interests	—	—	—	(10,541)	7,850
Share-based compensation	—	—	—	1,774	14,213,841
Provision of statutory reserve	2,608,739	—	(2,608,739)	—	—
Foreign currency translation adjustment	—	(8,128,640)	—	(1,568)	(8,130,208)
Unrealized loss on available-for-sale securities	—	(768,590)	—	—	(768,590)
Accretion of redeemable non-controlling interests	—	—	—	(3,094)	(61,870)
Net loss	—	—	(2,127,665)	(129,215)	(2,256,880)
Balance as of December 31, 2022	6,171,627	(2,231,411)	(50,366,734)	(142,644)	446,986,892
Issuance of Class A ordinary shares upon settlement of share-based awards	—	—	—	—	140,383
Class B ordinary shares converted into Class A ordinary shares	—	—	—	—	—
Capital contribution from non-controlling interests	—	—	—	—	—
Share-based compensation	—	—	—	2,847	10,147,362
Provision of statutory reserve	2,339,412	—	(2,339,412)	—	—
Foreign currency translation adjustment	—	(551,257)	—	5,759	(545,498)
Unrealized loss on available-for-sale securities	—	(450,325)	—	—	(450,325)
Accretion of redeemable non-controlling interests	—	—	—	(28,536)	(570,723)
Net income (loss)	—	—	33,105,712	(98,285)	33,007,427
Balance as of December 31, 2023	8,511,039	(3,232,993)	(19,600,434)	(260,859)	488,715,518
Issuance of Class A ordinary shares upon settlement of share-based awards	—	—	—	—	85,110
Issuance of ordinary shares upon follow-on public offering	—	—	—	—	104,397,012
Share-based compensation	—	—	—	2,989	9,736,901
Provision of statutory reserve	3,914,424	—	(3,914,424)	—	—
Foreign currency translation adjustment	—	(9,030,209)	—	7,598	(9,022,611)
Unrealized gain on available-for-sale securities	—	343,892	—	—	343,892
Accretion of redeemable non-controlling interests	—	—	—	(33,184)	(663,669)
Net income (loss)	—	—	61,358,405	(4,477)	61,353,928
Balance as of December 31, 2024	12,425,463	(11,919,310)	37,843,547	(287,933)	654,946,081

The accompanying notes are an integral part of these consolidated financial statements.

UP FINTECH HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in US$, except for share, per share data, or otherwise noted)

	For the years ended December 31,
	2022	2023	2024
	US$	US$	US$
Cash flows from operating activities:
Net (loss) income	(2,256,880)	33,007,427	61,353,928
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Share-based compensation	14,213,841	10,147,362	9,736,901
Depreciation and amortization	2,749,144	2,838,552	2,624,290
Unrealized fair value change of financial instruments held, at fair value	1,474,009	(16,142,109)	(10,196,099)
Loss (gain) from equity investments, including impairments	474,347	(6,889)	(210,511)
Allowance for doubtful accounts	464,114	363,417	14,292,716
Foreign currency exchange loss (gain)	(2,419,693)	3,122,874	(4,060,340)
Deferred tax (benefit) expense	(1,264,080)	3,206,495	829,366
Interest expense from convertible bonds	2,486,151	2,550,208	2,617,706
Changes in operating assets and liabilities:
Financial instruments held, at fair value	(159,651,795)	(249,167,561)	363,008,571
Receivables from customers	19,787,135	(108,963,426)	(313,904,166)
Receivables from brokers, dealers and clearing organizations(a)	(77,163,404)	415,068,652	(1,763,863,578)
Amounts due from/to related parties	(3,399,187)	6,468,157	(18,006,726)
Prepaid expenses and other current assets	3,190,957	(4,719,181)	1,174,192
Operating lease right-of-use assets	(7,346,572)	4,892,207	(1,812,788)
Other non-current assets	239,238	(550,983)	(2,058,980)
Payables to customers	486,912,633	(83,098,889)	661,344,567
Payables to brokers, dealers and clearing organizations(a)	(32,217,431)	(23,848,815)	1,799,997,770
Accrued expenses and other current liabilities	4,017,887	4,604,199	24,786,008
Operating lease liabilities	8,177,202	(4,969,139)	1,145,234
Deferred income	(407,017)	(1,368,912)	(819,809)
Net cash provided by (used in) operating activities	258,060,599	(6,566,354)	827,978,252
Cash flows from investing activities:
Purchase of property, equipment and intangible assets	(4,888,631)	(2,764,030)	(1,553,276)
Payment for long-term investments	(243,289)	(500,000)	—
Payment for equity method investment	—	—	(10,000,000)
Purchase of term deposits	—	(4,225,412)	(196,702)
Maturity of term deposits	2,072,574	74,679	2,816,941
Advances to employees	(641,069)	(342,686)	269,403
Dividend received	88,414	6,889	6,889
Net cash used in investing activities	(3,612,001)	(7,750,560)	(8,656,745)
Cash flows from financing activities:
Proceeds received from redeemable non-controlling interests	4,356,074	1,680,036	—
Net proceeds received from follow-on public offering (net of offering cost of US$835,813)	—	—	103,742,312
Capital contribution from non-controlling interests	7,850	—	—
Proceeds received from issuance of Class A Ordinary Shares upon settlement of share-based awards	366,537	140,383	85,110
Net cash provided by financing activities	4,730,461	1,820,419	103,827,422
Increase (decrease) in cash, cash equivalents and restricted cash	259,179,059	(12,496,495)	923,148,929
Effect of exchange rate changes	(4,335,485)	(3,478,233)	(4,642,231)
Cash, cash equivalents and restricted cash at beginning of the year	1,700,884,955	1,955,728,529	1,939,753,801
Cash, cash equivalents and restricted cash at end of the year	1,955,728,529	1,939,753,801	2,858,260,499
Cash, cash equivalents and restricted cash:
Cash and cash equivalents	277,660,847	322,599,616	393,576,874
Cash-segregated for regulatory purpose	1,678,067,682	1,617,154,185	2,464,683,625
Supplemental disclosure of cash flow information:
Income taxes paid (net of refunds)	2,126,572	13,324,309	11,288,825

(a)
Includes the following changes in operating assets and liabilities resulting from transactions with related parties for the years ended December 31, 2022, 2023 and 2024:

	For the years ended December 31,
	2022	2023	2024
	US$	US$	US$
Cash flows from operating activities:
Changes in operating assets and liabilities:
Receivables from brokers, dealers and clearing organizations	54,299,601	—	—
Payables to brokers, dealers and clearing organizations	5,488,702	—	—

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

As of December 31, 2024, details of the Group’s major principal operating subsidiaries, VIEs and VIEs’ subsidiaries were as follows:

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

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs and VIEs’ subsidiaries taken as a whole, which were included in the Group’s consolidated financial statements with intercompany balances and transactions eliminated between the VIEs and VIEs’ subsidiaries:

	As of December 31,
	2023	2024
	US$	US$
Current assets	53,313,297	59,584,580
Non-current assets	11,399,140	8,219,993
Total assets	64,712,437	67,804,573
Current liabilities	26,976,594	28,658,433
Non-current liabilities	74,638	1,319,839
Total liabilities	27,051,232	29,978,272

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

1.
ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

Risks in relation to the VIE structure (Continued)

	For the years ended December, 31
	2022	2023	2024
	US$	US$	US$
Total revenues	44,382,701	24,775,979	28,432,186
Net loss	(8,220,848)	(4,204,124)	(1,185,593)

	For the years ended December, 31
	2022	2023	2024
	US$	US$	US$
Net cash used in operating activities	(1,552,547)	(205,895)	(2,599,577)
Net cash (used in) provided by investing activities	(416,486)	(6,169,149)	1,626,555
Net cash provided by financing activities	3,760,937	402,292	1,011,823

Total assets as of December 31, 2023 and 2024 disclosed above include amounts due from affiliated companies within the Group, amounting to US$39,517,426 and US$42,440,971, respectively. Total liabilities as of December 31, 2023 and 2024 disclosed above include amounts due to the internal companies amounting to US$16,018,252 and US$17,061,601 respectively. During 2022, 2023 and 2024, the VIEs earned inter-company total revenues amounting to US$40,966,619, US$21,984,942 and US$25,695,953, respectively. All of these intercompany balances and transactions have been eliminated in consolidation.

The Group’s main revenues were mostly generated from its wholly owned subsidiaries in New Zealand, Singapore, Hong Kong and the United States for the years ended December 31, 2022, 2023, and 2024. Most of Group’s consolidated VIEs and their subsidiaries operate business in the PRC and their main functions are to support Group’s licensed/registered entities in New Zealand, Singapore, and the United States (“Licensed Entities”). Certain of the costs generated by VIEs and their subsidiaries are covered by these Licensed Entities through inter-company transactions, and the Group expect that the Licensed Entities will cover a substantial majority of such costs in the future. In general, the holding company transfers funds from financing (including funds from its IPO, follow-on equity offerings, and offerings of convertible bonds, as applicable) to Licensed Entities in the form of capital injections or loans to support their business expansion. These Licensed Entities pay the Group’s consolidated VIEs and their subsidiaries periodically for the services rendered through inter-company transactions, pursuant to the terms of the contractual arrangements between them.

The Company’s subsidiaries and consolidated VIEs did not declare nor distribute any dividends or distributions for the years ended December 31, 2022, 2023 and 2024. Additionally, the holding company did not declare nor distribute any dividends or distribution for the years ended December 31, 2022, 2023 and 2024.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair value of financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, cash-segregated for regulatory purpose, term deposits, financial instruments held, at fair value, derivative assets or liabilities in relation to the Company’s derivative transactions, receivables from or payables to customers, receivables from or payables to brokers, dealers, clearing organizations, amounts due from or to related parties, long‑term equity securities without readily determinable fair value, long-term available‑for‑sale securities and convertible bonds. The Company carries its financial instruments held, at fair value, long‑term available‑for‑sales securities at fair value. Financial instruments held, at fair value, based upon quoted market price, mainly consist of stocks, funds and US treasuries. The carrying amounts of cash and cash equivalents, cash-segregated for regulatory purpose, term deposits, receivables from or payables to customers, receivables from or payables to brokers, dealers and clearing organizations, amounts due from or to related parties approximate their fair values due to the short‑term maturities of these instruments. The fair value of convertible bonds that adopted fair value option (2021 Series A1 Note) was measured using binomial-lattice option valuation model and significant unobservable inputs included share price, volatility, expected dividend, risk free interest rate and bond yield. The carrying amounts of convertible bonds issued approximate their fair values.

Derivative financial instruments

The Company may acquire derivative financial instruments (i.e., warrants) during the course of its IPO distribution services. The Company does not use derivative financial instruments for speculative purposes. The Company records the derivative financial instruments in financial instrument held, at fair value on its consolidated balance sheets and measures these instruments at fair value. As of December 31, 2023 and 2024, the Company held nil derivative financial instruments in the Company’s consolidated balance sheets. For the years ended December 31, 2022, 2023 and 2024, the Company recognized US$68,281, nil and nil realized loss, as well as US$12,906, nil and nil unrealized loss in other income in the Company’s consolidated statements of comprehensive income (loss), respectively.

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

As of December 31, 2023 and 2024, TradeUP Securities, the Company’s broker-dealer subsidiary located in the USA, had a cash of US$1,132,090,347 and US$1,301,618,645 segregated for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Term deposits

Term deposits consist of bank deposits with an original maturity of greater than three months.

Receivables from and payables to Customers

Receivables from customers include the margin loans extended to consolidated accounts customers by the Group. Securities owned by the customers, which are not recorded in the consolidated balance sheets, are held as collateral for amounts due on the loan receivables. Receivables from customers are recorded net of allowance for doubtful accounts. Revenues earned from the margin loan transactions are included in interest income. Amounts receivable from customers that are determined by management to be uncollectible when the fair value of the collateral falls under the carrying value of the receivables and are recorded as bad debt expense in the consolidated statements of comprehensive income (loss).

Besides, the Group’s New Zealand subsidiary offered housing loans with collateral of properties in 2023 and 2024. The housing loans were fixed interest rate loans with mortgages on the applicable properties. Interest is accrued and repaid monthly and the principal amounts are repaid upon maturity. The outstanding balance of the housing loans were US$6.1 million and US$12.4 million as of December 31, 2023 and 2024, respectively. The Group’s allowance for housing loans represents management’s estimate of expected credit losses over the remaining expected life of such loans that measured at amortized cost. Changes in the allowance are recorded in the provision for credit losses on the Group’s consolidated statements of comprehensive income (loss). The Group applied a probability of default and loss given default (“PD/LGD”) method to determine the allowance. The PD/LGD method was based on probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data and forward-looking credit parameters.

For the years ended December 31, 2022, 2023 and 2024, US$302,634, US$294,778 and US$14,292,716 of allowance for doubtful accounts were recorded, respectively.

The table below presents the movement of allowance for doubtful accounts from customers for the year ended December 31, 2023 and 2024.

	2023	2024
	US$	US$
Balance as of January 1,	696,508	991,286
Additional/(Reversal)	294,778	14,292,716
Write-off	—	—
Balance as of December 31,	991,286	15,284,002

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

(All amounts in US$, except for share, per share data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Receivables from and Payables to brokers, dealers and clearing organizations

Receivables from brokers, dealers and clearing organizations include customers’ cash deposits, the Group’s revenue receivables, cash collateral received for consolidated account customers’ security borrowing and lending activities, and net receivables arising from unsettled trades.

Payables to brokers, dealers and clearing organizations include borrowed margin and cash collaterals received from securities borrowing and lending transactions.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Goodwill (Continued)

The Group first assesses relevant events and circumstances to determine whether it is necessary to perform the two-step goodwill impairment test. If, after assessing the totality of events or circumstances such as those described in the preceding paragraph, the Group determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then the first and second steps of the goodwill impairment test are unnecessary. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit is greater than zero and its fair value exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. The Group concluded that the estimated fair value of the reporting unit substantially exceeded the underlying carrying value as of December 31, 2023 and 2024. No impairment charge was recognized for the years ended December 31, 2022, 2023 and 2024.

Lease

The Group leases offices and other facilities in different cities in the PRC, New Zealand, Singapore, USA and other countries. The Group determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on its consolidated balance sheets at the lease commencement. The Group measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Group estimates its respective incremental borrowing rate for each jurisdiction based on their analysis of publicly traded debt securities of companies with credit and financial profiles similar to its own. The Group measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing operating lease expense when the lessor makes the underlying asset available to the Group. The Group’s leases have remaining lease terms of up to four years, some of which include options to extend the leases for an additional period which has to be agreed with the lessors based on mutual negotiation. After considering the factors that create an economic incentive, the Group did not include renewal option periods in the lease term for which it is not reasonably certain to exercise.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Long‑term investments

The Group’s long‑term investments consist of equity securities without readily determinable fair values, and available‑for‑sale securities.

(a)
Equity securities without readily determinable fair values

For investments in equity securities without readily determinable fair values, the Group elects to use the measurement alternative defined as cost, less impairment, adjusted by observable price change. The Group reviews its equity securities without readily determinable fair values investments for impairment at each reporting period by performing a qualitative assessment considering impairment indicators. The Group also make a reasonable effort to identify observable price changes in orderly transactions for the identical or a similar investment of the same issuer in each accounting period for equity securities without readily determinable fair values and adjust the carrying amount to reflect their fair value once observable price changes have been identified. The Group recorded nil impairment loss on its equity securities without readily determinable fair values during the years ended December 31, 2022, 2023 and 2024.

(b)
Available‑for‑sale securities

For investments which are determined to be debt securities, the Group accounts for them as long‑term available‑for‑sale securities when they are not classified as either trading or held‑to‑maturity investments.

Available‑for‑sale securities are carried at its fair value and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income or loss to extent not credit related.

The Group reviews its investments for other than credit-related impairment based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its investments. If the cost of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, the Group’s intent and ability to hold the investment, and the financial condition and near term prospects of the investees. The Group recorded US$472,605, nil and nil credit-related impairment losses on its available‑for‑sale securities during the years ended December 31, 2022, 2023 and 2024, respectively.

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

An impairment loss on the equity method investments is recognized in the consolidated statements of comprehensive income (loss) when the decline in value is determined to be other-than-temporary. The Group recorded US$175,000, nil and nil impairment losses on its equity method investment during the years ended December 31, 2022, 2023 and 2024, respectively.

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
iii)
Interest income is generated from margin loans and securities borrowing and lending activities provided to consolidated account customers, interest income from bank deposits and US Treasuries. Interest income is recognized on an accrual basis.
iv)
Other revenues consist of the revenue arising from initial public offering (“IPO”) distribution service, currency exchange service and others. Revenue from the IPO distribution service is derived from IPO underwriting and new share subscription services in relation to IPOs in the USA and Hong Kong capital market. IPO distribution revenue are generally recognized when the services are completed. The related revenue from IPO distribution services amounted at US$8,185,595, US$4,111,076 and US$9,305,372 for the years ended December 31, 2022, 2023 and 2024. Revenue from currency exchange service is charged to the Group’s clients for providing currency exchange service, which was recorded upon the time when the services are rendered to customers. The related revenue from currency exchange service amounted at US$6,904,233, US$5,326,985 and US$9,462,749 for the years ended December 31, 2022, 2023 and 2024. The Group also provides promotional and advertisement service and financial advisory service under the contracts with customers, which are recorded over the period of service provided.

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

Research and development expenses

Research and development expenses primarily consist of salaries and employee benefits, rental and depreciation expenses related to the development of the Group’s proprietary trading platform, back-end technology and customer relationship management system. For the years ended December 31, 2022, 2023 and 2024, US$60,146,506, US$63,458,798 and US$80,128,144 of research and development costs have been expensed as incurred as the costs qualifying for capitalization have been insignificant.

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

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents denominated in RMB in PRC domestic companies amounted to US$46,426,074, US$31,423,866 and US$20,759,453 as of December 31, 2022, 2023 and 2024, respectively.

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

Concentration of credit risk

The Group’s exposure to credit risk associated with its trading and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and exposure is monitored in light of changing counterparty and market conditions. As of December 31, 2023 and 2024, the Group did not have any material concentrations of credit risk outside the ordinary course of business.

Concentration of revenue

There is no customer accounting for 10% or more of total revenues for the years ended December 31, 2022, 2023 and 2024, respectively.

Concentration of supplier

The Group relies on third parties for the execution and clearing of trade requests made by customers. In instances where these parties fail to perform their obligations, the Group may be temporarily unable to find alternative suppliers to satisfactorily deliver services to its customers in a timely manner, if at all.

For the years ended December 31, 2022, 2023 and 2024, 24.3%, 16.6% and 10.6% of its total net revenues were executed and cleared by one supplier.

Current Expected Credit Losses

The Group adopted FASB ASC Topic 326 – Financial Instruments – Credit Losses (“ASC Topic 326”) since January 1, 2020. The Group’s in-scope assets are primarily subject to collateral maintenance provisions, such as margin loans extended to consolidated accounts customers by the Group for which the Company elected to apply the practical expedient of reporting the difference between the fair value of collateral and the amortized cost for the in-scope assets as the allowance for current expected credit losses (“CECL”). The Group applied a PD/LGD method to determine the allowance for the New Zealand housing loans. The PD/LGD method was based on probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data and forward-looking credit parameters.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures introducing key amendments to enhance disclosures in public entities reportable segments. Notable changes include the mandatory disclosure of significant segment expenses regularly provided to the chief operating decision maker (“CODM”), disclosure of other segment items, and requirements for consistency in reporting measures used by the CODM. The amendments in this update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Group applied this ASU on January 1, 2024 and the adoption had no material impact on the Group’s consolidated financial statements.

In December 2023, the FASB issued ASU 2023-08, Intangibles—Goodwill and Other—Crypto Assets. ASU No. 2023-08 requires the entity to subsequently measure assets that meet some criteria at fair value with changes recognized in net income each reporting period. The guidance is effective for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Group does not expect adoption of this standard will have a material impact on its financial statements.

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

In March 2024, FASB issued ASU 2024-02, Codification Improvements: Amendments to Remove References to the Concepts Statements. ASU No. 2024-02 contains amendments to the Codification that remove references to various Concepts Statements. The guidance is effective for public business entities for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Group does not expect adoption of this standard will have a material impact on its financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The amendments in this ASU are intended to improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group is currently assessing the impact to its consolidated financial statements.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

3.
PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other currents assets consisted of the following:

	As of December 31,
	2023	2024
	US$	US$
IPO distribution service and promotional and advertisement service receivables	2,707,740	5,197,266
Wealth management service fees receivables	1,823,331	2,666,704
Advances to employees	2,190,106	2,392,161
Prepaid data and IT service expenses	2,741,338	2,051,802
Prepaid income tax	2,178,658	1,084,146
Prepaid professional service fees	1,008,341	822,870
Interest receivables from term deposits	611,083	732,696
Prepaid marketing expenses	552,565	703,045
Rental and other deposits	611,140	693,558
Input VAT receivables	569,813	137,066
Others	2,942,065	1,148,505
Total	17,936,180	17,629,819

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

4.
PROPERTY, EQUIPMENT AND INTANGIBLE ASSETS, NET

Property, equipment and intangible assets, net, consisted of the following:

	As of December 31,
	2023	2024
	US$	US$
Electronic Equipment	7,809,971	9,381,922
Office Equipment	873,192	858,548
Leasehold improvement	1,657,837	1,194,817
Software	1,379,299	1,721,485
Less: accumulated depreciation	(6,525,834)	(8,976,373)
Property and equipment, net	5,194,465	4,180,399
Licenses	10,004,563	10,004,563
Trademark	115,140	111,995
Trading right	128,026	128,259
Others	1,057,434	1,016,091
Less: accumulated amortization	(70,085)	(82,779)
Intangible assets, net	11,235,078	11,178,129
Total	16,429,543	15,358,528

Depreciation expenses for the years ended December 31, 2022, 2023 and 2024 were US$2,733,684, US$2,823,534 and US$2,609,682, respectively.

Amortization expenses for the years ended December 31, 2022, 2023 and 2024 were US$15,460, US$15,018 and US$14,608, respectively.

The estimated amortization expenses for the above intangible assets for future years are as follows:

Years ending December 31,	Amortization for Intangible Assets
US$
2025	14,608
2026	14,608
2027	—
2028	—
2029	—
Total	29,216

5.
GOODWILL

There was no changes in the carrying amount of goodwill for the years ended December 31, 2023 and 2024.

	For the years ended,
	2023	2024
	US$	US$
Balance at the beginning of year	2,492,668	2,492,668
Balance at the end of year	2,492,668	2,492,668

As of December 31, 2023 and 2024, there had not been any accumulated goodwill impairment provided.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

6.
LONG‑TERM INVESTMENTS AND EQUITY METHOD INVESTMENT

Equity securities without readily determinable fair value

The Group had the following equity securities without readily determinable fair value:

	As of December 31,
	2023	2024
	US$	US$
Fortune Rise Acquisition Corporation (“FRLAU”) (a)	200,237	200,237
Shenzhen Guru Club Information Technology Group Co., LTD. (“Guru”) (b)	1,408,472	1,369,994
Shanghai Realize Investment Consulting Co., Ltd. (“Realize”) (c)	845,082	821,997
Shanghai Yisong Consulting Management Co., LTD (“Yisong”) (d)	366,202	356,199
Feutune Light Acquisition Corporation (“FLFVU”) (e)	200,000	—
Mainnet Group Holdings (“Mainnet”) (f)	500,000	500,000
Total	3,519,993	3,248,427

(a)
FRLAU is a NASDAQ listed blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. In November 2021, the Group acquired 122,000 founder shares, 20,000 private shares and 60,000 representative shares issued by FRLAU for a total purchase consideration of US$201,248. After the sale of 98,800 founder shares in December 2022, the Group held 0.8% equity interests of FRLAU with no significant impacts. The founder shares, private shares and representative shares are each subject to transfer restrictions pursuant to lock-up provisions. No observable price change has been identified and no fair value change was recorded for the years ended December 31, 2023 and 2024.
(b)
In October 2017, the Group acquired 1.0% equity interests of Guru with no significant impacts, formerly known as Tibet Gelonghui Information Technology Co., LTD., for a purchase consideration of US$1,536,972 (RMB10,000,000). Guru is principally engaged in information technology development, technical consultation and technical services. No observable price change has been identified and no fair value change was recorded for the years ended December 31, 2023 and 2024. The change of balance was foreign exchange difference.
(c)
In August 2021, the Group acquired 1.5% equity interests of Realize for a purchase consideration of US$926,183 (RMB6,000,000). Realize is principally engaged in ESOP advisory and management services. No observable price change has been identified and no fair value change was recorded for the years ended December 31, 2023 and 2024. The change of balance was foreign exchange difference.
(d)
In April 2021, the Group acquired 5% equity interests of Yisong for a purchase consideration of US$400,962 (RMB2,600,000). Yisong is principally engaged in consulting and financial advisory services. No observable price change has been identified and no fair value change was recorded for the years ended December 31, 2023 and 2024. The change of balance was foreign exchange difference.
(e)
FLFVU is a NASDAQ listed blank check company formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. In June 2022, the Group acquired 20,000 private shares and 60,000 representative shares issued by FLFVU for a total purchase consideration of US$200,000, which accounted for 0.63% equity interests of FLFVU with no significant impacts. On June 21, 2024, FLFVU completed the business combination with Thunder Power Holdings Limited, a British Virgin Islands company (“Thunder Power”). After the business combination, the private shares and representative shares the Group held were converted into listed common shares. Considering the Group does not control nor has ability to exercise significant influence over the operating and financial policies of the investee, the Group recognized the investment as financial instruments held, at fair value.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

6.
LONG‑TERM INVESTMENTS AND EQUITY METHOD INVESTMENT (Continued)

Equity securities without readily determinable fair value (Continued)

(f)
In September 2023, the Group acquired 2.0% equity interests of Mainnet for a purchase consideration of US$500,000. Mainnet has formed multiple lines of businesses including wealth management, fund management, a global open platform, and FinTech arm, providing high-net-worth customers with all-rounded financial services. No observable price change has been identified and no fair value change was recorded for the years ended December 31, 2023 and 2024.

Available‑for‑sale securities

The Group had the following available‑for‑sale securities:

	As of December 31,
	2023	2024
	US$	US$
Alphalion Technology Holding Limited (“Alphalion”) (g)	4,066,490	4,410,382
Total	4,066,490	4,410,382

(g)
In February 2019, the Group entered into a series of agreements to covert its short-term interest-free loans to Alphalion Technology Holding Limited and its affiliates which amounted to US$3,060,113 into a 25% equity interest of Alphalion (Note 16). Alphalion is principally engaged in IT services, including software maintenance, application service and data processing. The investment was classified as available-for-sale securities with no contractual maturity date as the Group determined that the preferred shares were debt securities due to the redemption option available to investors and measured the investment subsequently at fair value. US$502,903, US$450,325 loss, and US$343,892 gain of fair value were recorded for the years ended December 31, 2022, 2023 and 2024, respectively. Nil allowance for credit losses was recorded for the years ended December 31, 2022, 2023 and 2024.

Equity method investment

The Group had the following equity method investment:

	As of December 31,
	2023	2024
	US$	US$
TIGER-YUANTA USD LIQUIDITY FUND (“Yuanta”) (h)	—	10,203,622
Total	—	10,203,622
(h)
In July 2024, the Group acquired 17.1% equity interests of TIGER-YUANTA USD LIQUIDITY FUND for a purchase consideration of US$10,000,000. Yuanta is managed by a subsidiary of the Group and the investment objective of Yuanta is to provide liquidity and manage risk while looking to provide a return which is comparable to that of USD short-term deposits. The Group recorded an investment gain of US$203,622 for the year ended December 31, 2024.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

7.
ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2023	2024
	US$	US$
Accrued payroll and welfare	19,043,496	26,219,450
Income and non-income-based taxes payables	7,319,738	16,073,041
Accrued professional expenses	4,300,517	4,772,321
Accrued marketing expenses	3,863,879	3,459,673
Advanced from customers	3,425,224	4,952,208
Accrued data and IT service expenses	1,301,092	2,934,834
Amounts due to employees for sale of their shares exercised under the share incentive plan	2,702,901	5,786,535
Others	425,099	3,065,192
Total	42,381,946	67,263,254

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

8.
INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Group is not subject to tax on its income or capital gains.

PRC

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. In addition, the EIT Law and its implementing rules permit qualified “High and New Technologies Enterprise” (the “HNTE”) to enjoy a reduced 15% EIT income tax rate. The HNTE certificate is effective for a period of three years. Certain PRC subsidiaries, VIEs and VIEs’ subsidiaries, including Beijing U-Tiger Business, Beijing Yixin, Beijing U-Tiger Network, Hangzhou U-Tiger, Guangzhou U Tiger and Beijing Xiangshang are qualified HNTEs and enjoy a reduced income tax rate of 15% for the years ended December 31, 2022, 2023 and 2024. An entity could re-apply for the HNTE certificate when the prior certificate expires. Historically, all companies successfully re-applied for the certificates when the prior once expired. The Group’s other PRC subsidiaries are subject to income tax rate of 25%, according to EIT Law.

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

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

8.
INCOME TAXES (Continued)

The components of income before income taxes are as follows:

	For the years ended December 31,
	2022	2023	2024
	US$	US$	US$
The Cayman Islands	(2,399,651)	(700,677)	(1,334,142)
PRC	9,105,225	12,562,152	35,007,671
Other	(4,673,789)	34,132,262	48,090,120
Total income before income taxes	2,031,785	45,993,737	81,763,649

The current and deferred portions of income tax expense allocated to continuing operations, all of which was incurred outside the Cayman Islands, were as follows:

	For the years ended December 31,
	2022	2023	2024
	US$	US$	US$
Current tax (expense)	(5,552,745)	(9,779,815)	(19,580,355)
Deferred tax benefit (expense)	1,264,080	(3,206,495)	(829,366)
Income tax expense	(4,288,665)	(12,986,310)	(20,409,721)

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

The Company does not intend to have any of its subsidiaries and VIEs located in jurisdictions that would assess a tax on a distribution distribute any accumulated earnings in the foreseeable future, but rather expects that such profits will be indefinitely reinvested by such subsidiaries and VIEs for their respective local operations. Accordingly, no liability for withholding tax was recorded as of December 31, 2023 and 2024. Undistributed earnings of such subsidiaries and VIEs amounted to US$141.6 million and US$214.1 million and the unrecognized deferred tax liability related to such earnings amounted to US$12.8 million and US$23.4 million as of December 31, 2023 and December 31, 2024, respectively.

The Group’s subsidiaries and consolidated VIEs located in the PRC, HKSAR, New Zealand, the USA, Singapore and other jurisdictions are open to tax examination for the period from its inception until the year ended December 31, 2024.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

8.
INCOME TAXES (Continued)

The significant components of the Group’s deferred tax assets and liabilities were as follows:

	As of December 31,
	2023	2024
	US$	US$
Deferred tax assets
Net operating loss carryforwards	23,177,049	22,460,370
Share-based compensation	2,555,382	4,104,367
Lease liabilities	1,933,001	2,019,091
Withholding tax credit carryforwards	1,042,268	1,013,796
Advertising expense carryforwards	961,816	807,824
Accrued expenses	479,475	504,250
Financial instruments held, at fair value	425,174	546,762
Allowance for doubtful accounts	331,043	860,624
Long-term investments	140,847	228,010
Total deferred tax assets	31,046,055	32,545,094
Less: valuation allowance	18,262,801	21,923,356
Deferred tax assets, net of valuation allowance	12,783,254	10,621,738

Deferred tax liabilities
Intangible assets	1,788,555	1,788,555
Right-of-use assets	1,742,996	1,945,981
Financial instruments held, at fair value	1,658,536	382,728
Total deferred tax liabilities	5,190,087	4,117,264

Deferred tax assets, net	10,990,998	8,573,135
Deferred tax liabilities, net	3,397,831	2,068,661

The movement of the valuation allowance is as follows:

	For the years ended December 31,
	2022	2023	2024
	US$	US$	US$
Balance at the beginning of the year	5,224,095	11,307,489	18,262,801
Additions of valuation allowance	7,192,373	7,372,595	6,576,529
Reversals of valuation allowance	(858,222)	(187,483)	(2,599,680)
Foreign currency translation adjustment	(250,757)	(229,800)	(316,294)
Net change in the valuation allowance	6,083,394	6,955,312	3,660,555
Balance at the end of the year	11,307,489	18,262,801	21,923,356

As of December 31, 2023 and 2024, the Group had net operating loss carryforwards of US$137,570,765 and US$131,416,993, respectively.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

8.
INCOME TAXES (Continued)

The expiration status of net operating loss carryforwards as of December 31, 2024 is listed below.

Expiration year	US$
2025	1,027,515
2026	6,478,019
2027	6,958,289
2028	5,774,048
2029 through 2044	65,272,224
Indefinitely	45,906,898

As of December 31, 2023 and 2024, the Group had advertising expenses carryforwards of US$3,847,264 and US$3,931,434 respectively, which can be carried forward indefinitely.

As of December 31, 2023 and 2024, the Group had withholding tax credit carryforwards of US$1,042,268 and US$1,013,796, respectively, Among the withholding tax credit carryforwards as of December 31, 2024, US$879,901 will expire by 2025 while US$133,895 will expire in 2026.

Management assessed the positive and negative evidence in certain entities in the PRC, United States, New Zealand and Singapore, and estimated they will have sufficient future taxable income to utilize the existing deferred tax assets. Significant objective positive evidence included the significant growth in customer trading activities in the New Zealand entities where net operating loss carryforwards could be carried forward indefinitely, net operating loss carryforwards in the United States generated after 2017 can be carried forward indefinitely, and net operating loss carryforwards in Singapore can be carried forward indefinitely. Net operating loss carryforwards can be carried forward 5 years in PRC except for a PRC entity qualified as “HNTE” which can be carried forward 10 years. The Group has concluded that deferred tax assets recognized for certain entities in the PRC, United States, New Zealand and Singapore are more likely than not to be realized.

A valuation allowance is provided against deferred tax assets when the Group determines that it is more-likely-than-not that the deferred tax assets will not be realized in the future. The Group considers positive and negative evidence at each individual tax-paying component to determine whether some portion or all of the deferred tax assets are more-likely-than-not to be realized.

The realizability of deferred tax assets requires significant judgment associated with evaluation of past and projected financial performance which incorporates projections of future taxable income, including forecasted revenues and expenses, by tax-paying component. In assessing the realizability of deferred tax assets, management considered the future taxable earnings which consists of forecasted revenue, operating cost and expenses, and the expected timing of the reversal of temporary differences. As of December 31, 2023 and 2024, valuation allowances of US$18,262,801 and US$21,923,356, respectively, were provided against the deferred tax assets that management determined are not more-likely-than-not to be realized in the future. To the extent that actual experience deviates from the assumptions, the projections would be affected and hence management’s assessment of realizability of deferred tax assets may change.

Deferred tax assets related to net operating loss carryforwards without a valuation allowance were recognized for the years ended December 31, 2022, 2023 and 2024. were US$4,443,670, US$1,510,584 and US$145,882. Due to changes in judgment about the realizability of deferred tax assets in 2024, valuation allowance increases of US$3,901,147, US$3,574,020, and US$3,327,769 in 2022, 2023 and 2024 and a valuation allowance decrease of US$339,397, nil and US$1,304,439 were recorded in 2022,2023 and 2024. The Group realized a benefit of utilizing DTAs of US$510,807, US$187,483 and US$1,295,241 in 2022, 2023 and 2024 that were offset with a valuation allowance at the beginning of the year.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

8.
INCOME TAXES (Continued)

Reconciliations between the income tax expense computed by applying the PRC's 25% statutory income tax rate, the standard enterprise income tax rate in the jurisdiction of tax domicile of a significant portion of our business, to income before income taxes and the reported income tax expense were as follows:

	For the years ended December 31,
	2022	2023	2024
	US$	US$	US$
Income before income taxes	2,031,785	45,993,737	81,763,649
PRC statutory income tax rate	25%	25%	25%
Income tax at statutory income tax rate	(507,946)	(11,498,434)	(20,440,912)
Effect of income tax rate difference in other jurisdictions	(1,118,844)	23,195	2,527,278
Effect of preferential tax rates	999,270	1,306,561	3,226,674
Remeasurement of deferred taxes for tax rate change	(1,269,155)	—	—
Super deduction of research and development expense	4,725,220	5,509,308	5,544,966
Nondeductible expenses	(4,142,647)	(1,998,354)	(10,651,228)
Non-taxable income	35,616	194,107	1,758,388
Changes in valuation allowance	(6,334,151)	(7,185,112)	(3,976,849)
Excess tax benefits from share-based compensation	1,146,536	662,419	1,601,962
Remeasurement of share-based compensation tax attributes (Note)	2,177,436	—	—
Income tax expense	(4,288,665)	(12,986,310)	(20,409,721)

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

	As of December 31,
	2023	2024
	US$	US$
2021 Series A1 Note US$ 44,000,000 1.00% due to 2026	42,957,209	44,435,897
2021 Series A2 Note US$ 21,000,000 1.00% due to 2026	21,543,492	21,758,873
2021 Series B Note US$ 90,000,000 1.00% due to 2026	92,386,990	93,310,627
	156,887,691	159,505,397

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

In March 2022, 124,500,000 Class B ordinary shares were converted into Class A ordinary shares.

In October 2024, the Company completed a follow-on public offering, issued 258,750,000 Class A ordinary shares for a total consideration of US$103.6 million after deducting the underwriting discounts and commissions and offering expenses.

As of December 31, 2024, the Company had 2,542,714,350 Class A ordinary shares and 97,611,722 Class B ordinary shares issued and outstanding, respectively.

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

The Series Angel and Pre-A preferred shares, which are redeemable by Beijing Xiangshang upon occurrence of certain events, are recorded as mezzanine equity in the consolidated balance sheets and consist of the following:

	Series Angel preferred shares	Series Pre-A preferred shares	Total
	US$	US$	US$
Balance as of January 1, 2023	4,641,742	—	4,641,742
Issuance of redeemable preferred shares of VIE's subsidiary	43,672	1,636,364	1,680,036
Accretion of redeemable non-controlling interests	456,911	113,812	570,723
Foreign currency translation adjustment	(135,054)	(50,787)	(185,841)
Balance as of December 31, 2023	5,007,271	1,699,389	6,706,660
Accretion of redeemable non-controlling interests	495,503	168,166	663,669
Foreign currency translation adjustment	(143,843)	(48,818)	(192,661)
Balance as of December 31, 2024	5,358,931	1,818,737	7,177,668

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

12.
FAIR VALUE MEASUREMENT

Measured at fair value on a recurring basis

The Company measures financial instruments held, at fair value, cash and cash equivalents, and long-term available-for-sale securities, on a recurring basis.

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

The Group measured the fair value of its long-term available-for-sale securities using a market approach and considered those as Level 3 measurement because the Group used unobservable inputs to determine their fair values. The unobservable inputs used were discounts for lack of marketability for such market approach (ranging from 10% to 15%), and the observable inputs used were risk-free interest rates (ranging from 3.5% to 4.5%), as of December 31, 2023 and 2024. Significant increases or decreases in any of those inputs in isolation would result in a significant change in fair value measurement.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

12.
FAIR VALUE MEASUREMENT (Continued)

Measured at fair value on a recurring basis (Continued)

As of December 31, 2023 and 2024, information about inputs for the fair value measurements of the Group’s assets that were measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	As of December 31, 2024
	Quoted prices in active markets for identical instruments (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (level 3)	Total balance
	US$	US$	US$	US$
Financial instruments held, at fair value
Funds	2,691,097	11,770,376	3,692,505	18,153,978
Bonds	54,418,366	—	—	54,418,366
Stock	2,270,679	—	—	2,270,679
Others	704,059	—	—	704,059
Cash and cash equivalents
Funds	4,023,182	—	—	4,023,182
Long‑term available-for-sale securities	—	—	4,410,382	4,410,382
Total	64,107,383	11,770,376	8,102,887	83,980,646

	As of December 31, 2023
	Quoted prices in active markets for identical instruments (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (level 3)	Total balance
	US$	US$	US$	US$
Financial instruments held, at fair value
Funds	2,634,959	353,525	3,435,440	6,423,924
Bonds	418,077,123	—	—	418,077,123
Stock	3,014,507	—	—	3,014,507
Others	644,000	—	—	644,000
Cash and cash equivalents
Funds	6,428,256	—	—	6,428,256
Long‑term available-for-sale securities	—	—	4,066,490	4,066,490
Total	430,798,845	353,525	7,501,930	438,654,300

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

12.
FAIR VALUE MEASUREMENT (Continued)

Measured at fair value on a recurring basis (Continued)

During the years ended December 31, 2023 and 2024, there were no transfers between level 1, level 2 and level 3 categories.

The movements of Level 3 fair value measurements for the years ended December 31, 2023 and 2024 are as follows:

US$
As of January 1, 2023	7,378,683
Additions during the year	1,000,000
Net unrealized loss	(876,753)
As of December 31, 2023	7,501,930
Additions during the year	—
Net unrealized gain	600,957
As of December 31, 2024	8,102,887

For the year ended December 31, 2023, the unrealized loss included US$450,325 recognized in other comprehensive income (loss) in the consolidated statements of comprehensive income (loss), and the unrealized loss US$426,428 recognized in other income in the consolidated statements of comprehensive income (loss). For the year ended December 31, 2024, the unrealized gain included US$343,892 recognized in other comprehensive income (loss) in the consolidated statements of comprehensive income (loss), and the unrealized loss US$257,065 recognized in other income in the consolidated statements of comprehensive income (loss). The Group recognized US$472,605, nil and nil impairment loss related to the long-term available-for-sale securities as an offset of other income for the years ended December 31, 2022, 2023 and 2024.

Measured at fair value on a non‑recurring basis

The Group measures the equity securities without readily determinable fair value at fair value on a nonrecurring basis whenever there is an impairment indicator or any changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. There was no impairment loss related to the long-term equity securities without readily determinable fair value for the years ended December 31, 2023 and 2024.

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

The Group measures goodwill at fair value on a nonrecurring basis and performs a goodwill impairment test annually or more often if event occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carry amount. The fair value of goodwill is determined using discounted cash flows, and an impairment loss will be recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The Group did not recognize any impairment loss related to goodwill during the years ended December 31, 2023 and 2024. The Group measured acquired intangible assets using the income approach‑discounted cash flow method when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The Group did not recognize any impairment loss related to other intangible assets arising from acquisitions during the years ended December 31, 2023 and 2024. Key inputs and parameters primarily for the above impairment assessment include significant judgment and estimates by the management on future earnings, and discount rate.

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

In June 2024, 37,606,230 Class A ordinary shares issued under the evergreen plan were approved by the board of directors of the Company to increase the award pool under 2019 Plan from 133,882,435 shares to 171,488,665 shares.

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

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

13.
SHARE‑BASED COMPENSATION (Continued)

Share options (Continued)

As the terms permit the Company to purchase these share options at an amount that is equal to or less than the fair value, the Company evaluates the classification for each award upon the occurrence of each employment termination. The termination of employees has been insignificant for all periods presented. As of December 31, 2023 and 2024, the share option award is classified as equity.

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

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

13.
SHARE‑BASED COMPENSATION (Continued)

Share options (Continued)

A summary of the Company’s share option activities for the years ended December 31, 2023 and 2024 is presented below:

	Number of share options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
		US$	Years	US$
Outstanding as of January 1, 2023	28,431,196	0.03046	5.82	7,335,391
Exercised	(2,323,795)	0.03554
Outstanding as of December 31, 2023	26,107,401	0.03001	4.83	7,243,680
Exercised	(1,727,500)	0.03112
Outstanding as of December 31, 2024	24,379,901	0.02993	3.85	10,450,903

The aggregate intrinsic value is calculated as the difference between the exercise price of the awards and the fair value of the underlying ordinary shares at each reporting date, for those awards that had exercise price below the estimated fair value of the relevant ordinary shares.

The Group recognized share-based compensation expenses relating to the share options of US$1,238,963, US$612,686 and US$111,536 for the years ended December 31, 2022, 2023 and 2024, respectively. As of December 31, 2024, total unrecognized share-based compensation expenses relating to these share options was US$5,852,711. The expense is expected to be recognized over a weighted-average period of 3.8 years.

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

A summary of the Company’s RSU activities for the years ended December 31, 2023 and 2024 is presented below:

	Number of Units	Weighted-Average Grant-Date Fair Value
		US$
Unvested as of January 1, 2023	79,527,746	0.40
Granted	36,225,520	0.24
Exercised	(29,165,983)	0.43
Forfeited	(5,954,634)	0.42
Unvested as of December 31, 2023	80,632,649	0.31
Granted	39,883,435	0.31
Exercised	(29,344,005)	0.33
Forfeited	(5,292,247)	0.30
Unvested as of December 31, 2024	85,879,832	0.31

The Group recognized share-based compensation expenses relating to RSUs (including the expense upon modification) of US$12,636,643, US$9,435,333 and US$9,525,309 for the years ended December 31, 2022, 2023 and 2024, respectively. As of December 31, 2024, total unrecognized share-based compensation expenses relating to these RSUs was US$20,074,287. The expense is expected to be recognized over a weighted average period of 2.8 years.

The Group recognized tax benefit relating to the share-based compensation expense of share options and RSUs of US$1,666,221, US$936,732 and US$1,548,985 for the years ended December 31, 2022, 2023 and 2024, respectively.

Other Share Incentive Plan

In July 2022, Beijing Xiangshang granted share-based awards (“Xiangshang Plan”) to eligible employees and non-employees of Beijing Xiangshang and other employees within the Group. The Xiangshang Plan consists of share options and restricted shares. The estimated fair value of each option grant is estimated on the date of grant using the binominal option-pricing model. The weighted average grant date fair value of options granted for the year ended December 31, 2024 was RMB0.0448 per share. For the year ended December 31, 2024, total share-based compensation expenses for the share options and restricted shares granted under Xiangshang Plan were US$100,055 (RMB720,031). As of December 31, 2024, there were US$14,316 (RMB103,017) of unrecognized share-based compensation expenses related to the share options and restricted shares granted. The expenses were expected to be recognized over a weighted-average period of 1.7 years.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

14.
NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per share for the following years:

	For the years ended December 31,
	2022	2023	2024
	US$	US$	US$
Numerator:
Net income (loss) attributable to ordinary shareholders of UP Fintech	(2,186,441)	32,563,525	60,727,920
The dilutive effect arising from the convertible bonds	—	912,009	1,139,018
Numerator for diluted net (loss) income per ordinary share	(2,186,441)	33,475,534	61,866,938
Denominator:
Weighted average shares used in calculating net (loss) income per ordinary share
Basic	2,295,154,791	2,325,338,439	2,404,640,854
Effect of dilutive securities:
Dilutive effect of share options	—	5,440,751	5,513,427
Dilutive effect of restricted shares units	—	26,325,143	41,932,200
Dilutive effect of convertible bonds	—	70,164,498	82,010,834
Denominator for diluted net (loss) income per ordinary share	2,295,154,791	2,427,268,831	2,534,097,315
Net (loss) income per ordinary share
Basic	(0.00)	0.01	0.03
Diluted	(0.00)	0.01	0.02

15.
TREASURY STOCK

On March 25, 2020, the Company’s Board of Directors approved a share repurchase program. Under the terms of the approved program (“Share Repurchase Program”), the Company may repurchase US$20 million worth of its outstanding ADSs from time to time for a period not to exceed twelve months. As of December 31, 2023 and 2024, an aggregate of 10,429,305 ordinary shares under the Share Repurchase Program has been repurchased in the open market, with an average price of US$3.13 per ADS, or US$0.21 per share for a total consideration of US$2.2 million.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

16.
RELATED PARTY BALANCES AND TRANSACTIONS

		As of December 31,
Name	Relationship with the Group	2023	2024
		US$	US$
Amounts due from related parties:
Alphalion Technology Holding Limited and its affiliates (“Alphalion Group”) (1)	Long-term available-for-sale investee	967,772	917,288
Individual directors and executive officers (2)	Directors or officers of the Group	7,019,984	15,803,383
Subtotal		7,987,756	16,720,671
(1)
The amount represents short-term, interest-free loans provided to Alphalion Group to facilitate its daily operational cash flow needs and prepaid IT service fee as of December 31, 2023 and 2024.
(2)
The Group provided brokerage services and financing to its individual directors and executive officers and their spouses during its ordinary courses of business. The amounts represent receivables from directors and executive officers of the Group as of December 31, 2023 and 2024, respectively.

		As of December 31,
Name	Relationship with the Group	2023	2024
		US$	US$
Amount due to related parties:
Individual directors and executive officers (3)	Directors or officers of the Group	10,148,142	874,331
Total		10,148,142	874,331

(3)
The amounts represent the cash account balance of directors and executive officers.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

16.
RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

Transactions with related parties:

		For the years ended December 31,
Name	Relationship with the Group	2022	2023	2024
		US$	US$	US$
Alphalion Group (4)	Long-term available-for-sale investee	(135,117)	(150,360)	(116,150)
Interactive Brokers LLC (5)	Under common control with a principal shareholder of the Company	9,727,350	—	—
Interactive Brokers LLC (6)	Under common control with a principal shareholder of the Company	(1,751,505)	—	—
Individual directors and executive officers (7)	Directors or officers of the Group	147,662	1,501,351	1,402,815

(4)
The amounts represent the purchase of IT services from Alphalion Group for the years ended December 31, 2022, 2023 and 2024, respectively.
(5)
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
(6)
The amounts represent the execution and clearing fees paid to Interactive Brokers for the years ended December 31, 2021, and the period from January to March of 2022, respectively. Due to the resignation of the director assigned by Interactive Brokers in March 2022, Interactive Brokers LLC was no longer considered a related party since then.
(7)
The amounts represent the commissions, interest income and interest expense from providing brokerage services and financing to the individual directors and executive officers during its ordinary courses of business for the years ended December 31, 2022, 2023 and 2024, respectively.

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

The following table summarizes the amounts related to collateralized transactions as of December 31, 2023 and 2024:

	As of December 31,
	2023	2024
	US$	US$
Total client margin asset	5,760,418,260	5,955,470,924

Fulfillment of client margin financings	46,720,095	98,569,380
Fulfillment of client short sales	58,876,336	63,012,727
Securities lending to other brokers	1,330,623,661	1,251,062,827
Total collateral repledged	1,436,220,092	1,412,644,934

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

18.
Lease

Operating leases

The Group’s leases consist of operating leases for corporate offices, data centers, and other facilities. The Group determines if an arrangement is a lease at inception. Some lease agreements contain lease and non-lease components, which the Group choose to account for as separate components. The allocation of the consideration between the lease and the non-lease components is based on the relative stand-alone prices of lease components included in the lease contracts. As of December 31, 2024, the Group had no long-term leases that were classified as a financing lease. As of December 31, 2024, the operating leases that have not yet commenced is immaterial. The arrangements of remaining lease terms are one year to four years. Total lease expenses for the year ended December 31, 2023 and 2024 was US$6,337,447 and US$5,688,809, which were recorded in occupancy, depreciation and amortization on the consolidated statements of comprehensive income (loss). The Group classifies operating lease payments as cash outflows for operating activities in the statement of cash flows. The Group presents the reduction in the carrying amount of the right-of-use assets and the change in operating lease liabilities as two adjustments to net income and changes in net assets in the reconciliation of net income to net cash flows from operating activities.

The following table presents balances reported in the consolidated balance sheets related to the Group’s leases:

	For the years ended December 31,
	2023	2024
	US$	US$
Operating lease right-of-use assets	9,067,885	10,880,673
Operating lease liabilities	8,911,017	10,056,251

The following table presents operating lease expenses and short-term lease expenses reported in the consolidated statements of comprehensive income (loss) related to the Group’s leases:

	For the years ended December 31,
	2023	2024
	US$	US$
Operating lease expenses	5,681,600	5,168,034
Short-term lease expenses	655,847	520,775

A summary of supplemental information related to operating leases is as follows:

	For the years ended December 31,
	2023	2024
	US$	US$
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used in operating leases	6,357,265	6,319,923
Non-cash right-of-use assets in exchange for new lease obligations:
Operating leases	1,021,178	6,748,032
Weighted average remaining lease term:
Operating leases	4 years	4 years
Weighted average discount rate:
Operating leases	5.3%	4.8%

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

18.
Lease (Continued)

Operating leases (Continued)

The following is a maturity analysis of the annual undiscounted cash flows for the annual periods ended December 31:

2024
US$
Years ending December 31:
2025	4,576,442
2026	3,958,840
2027	1,896,985
2028	325,244
2029 and after	—
Total undiscounted operating lease payments	10,757,511
Less: imputed interest	(701,260)
Present value of operating lease liabilities	10,056,251

The terms of the leases do not contain contingent rents.

19.
COMMITMENTS AND CONTINGENCIES

Commitments

The Company did not have any significant capital or other commitments, long-term obligations, or guarantees as of December 31, 2024.

Contingencies

In 2024, TradeUP Securities reached a resolution with FINRA regarding short interest positions and was fined US$300,000 for failing to submit the short interest reports between 2021 and 2023. TradeUP Securities consented to the findings that it failed to report its short interest positions and implemented new procedures to ensure the accuracy and timely submission of the reporting and updated its Written Supervisory Procedures Checklist to address short interest reporting requirements. Besides, in previous years FINRA concluded an examination of TradeUP Securities and US Tiger Securities and identified certain compliance concerns relating to anti-money laundering and other issues. In April 2025, the Group has reached a final settlement with FINRA with a fine of US$950,000.

According to ASC 450-20-25-2, an estimated loss from a loss contingency shall be accrued when information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements, and the amount of loss can be reasonably estimated. The management has concluded that the conditions in paragraph 450-20-25-2 have been met. As of December 31, 2023 and 2024, nil and US$900,000 provision has been made by the Group for the aforementioned potential loss contingency.

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

As of December 31, 2023 and 2024, all of the Company’s broker-dealer subsidiaries met applicable minimum net capital requirements. The tables below summaries the net capital, the capital requirement and the excess net capital for the Company’s broker-dealer subsidiaries as of December 31, 2023 and 2024:

	Net Capital	Requirement	Excess Net Capital
December 31, 2024	US$	US$	US$
TradeUP Securities	204,825,441	22,789,455	182,035,986
Tiger Brokers SG	205,992,868	15,895,481	190,097,387
Tiger Brokers HK	58,838,395	11,686,213	47,152,182
US Tiger Securities	10,731,914	250,000	10,481,914
TBAU	4,227,660	256,115	3,971,545
Total	484,616,278	50,877,264	433,739,014

	Net Capital	Requirement	Excess Net Capital
December 31, 2023	US$	US$	US$
TradeUP Securities	158,727,445	11,128,558	147,598,887
Tiger Brokers SG	146,700,328	32,048,750	114,651,578
Tiger Brokers HK	21,565,377	3,878,298	17,687,079
US Tiger Securities	5,951,945	250,000	5,701,945
TBAU	2,165,288	174,997	1,990,291
Total	335,110,383	47,480,603	287,629,780

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

21.
EMPLOYEE BENEFIT PLAN

Full time PRC employees of the Group are eligible to participate in a government‑mandated multi‑employer defined contribution plan under which certain pension benefits, medical care, unemployment insurance and employee housing fund are provided to these employees. The PRC labor regulations require the Group to accrue for these benefits based on a percentage of each employee’s salary income. Total provisions for employee benefits were US$12,607,769, US$12,336,035 and US$13,424,115 for the years ended December 31, 2022, 2023 and 2024, respectively, reported as a component of salary and compensation expenses when incurred.

22.
STATUTORY RESERVES AND RESTRICTED NET ASSETS

In accordance with the PRC laws and regulations, the Group’s subsidiaries located in the PRC, are required to provide for certain statutory reserves. These statutory reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund or discretionary reserve fund, and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires a minimum annual appropriation of 10% of after‑tax profit at each year‑end (as determined under accounting principles generally accepted in China); the other fund appropriations are at the subsidiaries’ or the affiliated PRC entities’ discretion. These statutory reserve funds can only be used for specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends except in the event of liquidation of Group’s subsidiaries, affiliated PRC entities and their respective subsidiaries. The Group’s subsidiaries are required to allocate at least 10% of their after‑tax profits to the general reserve until such reserve has reached 50% of their respective registered capital.

For the year ended December 31, 2024, Hangzhou U-Tiger made appropriation to these statutory reserve funds of US$751 due to the profit position, which did not reach the maximum required amount of 50% of its registered capital.

For the years ended December 31, 2023 and 2024, Beijing Yixin made appropriation to these statutory reserve funds of US$2,293,278 and US$3,895,554 respectively due to the profit position, which did not reach the maximum required amount of 50% of its registered capital.

For the years ended December 31, 2023 and 2024, Guangzhou U-Tiger made appropriation to these statutory reserve funds of US$46,134 and US$18,119 respectively due to the profit position, which did not reach the maximum required amount of 50% of its registered capital.

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

The aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries in the Group not available for distribution were US$84,343,422 and US$87,801,080 as of December 31, 2023 and 2024, respectively.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

23.
SEGMENT INFORMATION

Segments are business units that offer different services and are reviewed separately by the chief operating decision maker (the “CODM”), or the decision-making group, in deciding how to allocate resources and in assessing performance. The CODM, who is responsible for allocating resources and assessing performance of the operating segment, has been identified as the Group’s Chief Executive Officer. The Group operates as a single operating segment which is providing online brokerage services to global customers based on its trading platform. The single operating segment is reported in a manner consistent with the internal reporting provided to the CODM.

The CODM uses consolidated net income (loss) in deciding whether to reinvest profits into certain parts of the business or return a portion of such profits to shareholders. The accounting policies of such single operating segment are described in the summary of significant accounting policies. The measure of segment profit or loss and assets is reported on the consolidated balance sheet and consolidated statements of comprehensive income (loss), although the CODM does not evaluate asset information for purposes of allocating resources or evaluating performance.

The Group primarily operates its business in the New Zealand, Singapore, and the United States for the years ended December 31, 2022, 2023, and 2024. The following table presents total revenues by geographic area for the years indicated.

The Intra-companies revenues have been eliminated in this geographic information to reflect the external business conducted in each geographic region. The geographic analysis presented below is based on the location of the subsidiaries in which the transactions are recorded. This geographic information does not reflect the way the Company’s business is managed.

	For the years ended December 31,
	2022	2023	2024
	US$	US$	US$
Revenue
The Cayman Island	2,589,817	3,620,687	3,080,147
New Zealand	116,254,749	117,335,988	147,197,358
The United States	27,816,835	71,919,756	124,712,788
Singapore	70,608,581	66,705,363	91,218,902
Others	8,095,565	12,925,801	25,332,234
Total Revenues	225,365,547	272,507,595	391,541,429

24.
SUBSEQUENT EVENT

The Group evaluated events subsequent to the balance sheet date of December 31, 2024 through the date of issuance of the consolidated financial statements.

No subsequent event which had a material impact on the Group was identified through the date of issuance of the consolidated financial statements.