Form 20-F
period 2025-12-31
UP Fintech Holding Ltd
filed 2026-04-24
CIK 1756699

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

2,747,878,321 Class A ordinary shares were outstanding as of December 31, 2025
97,611,722 Class B ordinary shares were outstanding as of December 31, 2025

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

This annual report on Form 20-F includes the consolidated financial statements of the Company for the years ended December 31, 2023, 2024 and 2025 (the “Consolidated Financial Statements”) prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”) as issued by the Financial Accounting Standards Board.

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

Unless otherwise noted, the translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this report were made at a rate of RMB6.9931 to US$1.0000, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2025 and the translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this report were made at a rate of HK$7.7833 to US$1.00, the exchange rate in effect as of December 31, 2025. We make no representation that Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

All discrepancies between the amounts identified as total amounts in Item 18. Financial statements and the amounts identified in any table as the sum of the amounts listed therein are due to rounding.

Summary of Risk Factors

An investment in our ADSs or Class A ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. The operational risks associated with being based in and having operations in the Chinese mainland also apply to operations in Hong Kong. While entities and businesses in Hong Kong operate under different sets of laws from the Chinese mainland, the legal risks associated with being based in and having operations in the Chinese mainland could apply to our operations in Hong Kong, if the laws applicable to the Chinese mainland become applicable to entities and businesses in Hong Kong in the future. These risks are discussed more fully in “Item 3.D. Key Information—Risk Factors.”

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

Risks Related to Doing Business in China

Risk Factor	Page
Geopolitical and regulatory tensions between the U.S. and China, and on a larger scale internationally, may dampen growth in China and other markets where the majority of our customers reside, and our activities and results may be negatively impacted.	71
PRC economic, political and social conditions as well as government policies could adversely affect our business and prospects.	71
We may be subject to penalties for failure to fully comply with the NDRC and the MOFCOM filing requirements for historical overseas investments.	71
The enforcement of the Labor Contract Law of the People’s Republic of China, or the PRC Labor Contract Law, and other labor-related regulations in the PRC may increase our labor costs and impose limitations on our labor practices.	72
Failure to make adequate contributions to various employee benefit plans as required by the PRC regulations may subject us to penalties.	72
Any failure to comply with PRC regulations regarding the registration requirements for employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.	73
We may be deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, or the EIT Law, and be subject to the PRC taxation on our worldwide income, which may significantly increase our income tax expenses and materially decrease our profitability.	73
We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.	74
Our leased property interest may be defective and our right to lease the properties may be affected by such defects, which could cause significant disruption to our business.	74
Proceedings instituted by the SEC against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.	75

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

On August 26, 2022, the PCAOB announced that it signed a Statement of Protocol with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance, which it described as the first step toward completely opening access for the PCAOB to inspect and investigate registered public accounting firms in Chinese mainland and Hong Kong. On December 15, 2022, the PCAOB vacated its 2021 determination that the positions taken by authorities in Chinese mainland and Hong Kong prevented it completely from inspecting and investigating registered public accounting firms headquartered in those jurisdictions. As a result, the SEC will not provisionally or conclusively identify an issuer as a Commission-Identified Issuer if it files an annual report with an audit report issued by a registered public accounting firm headquartered in mainland China or Hong Kong on or after December 15, 2022, until such time as the PCAOB issues a new determination.

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

To our knowledge, we believe that (i) the ownership structures of the VIEs in China and our WFOEs, comply with all existing PRC laws and regulations; (ii) the contractual arrangements between our WFOEs, the VIEs and their respective shareholders governed by PRC law are valid, binding and enforceable, and in compliance with PRC laws or regulations currently in effect; and (iii) except as disclosed under the risk factor headed “We may be adversely affected by the complexity, uncertainties and changes in the PRC regulations of Internet-related businesses and companies, and any lack of requisite licenses, permits or approvals applicable to our business may have a material adverse effect on our business and results of operations”, our PRC subsidiaries and the VIEs have received all permissions or approvals that we believe are required and necessary to conduct our business operations within the PRC in all material aspects. However, there are uncertainties regarding the interpretation and application of the existing and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is not consistent with the opinion of the Company and our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the VIEs are found to be in violation of any existing or future PRC laws or regulations, fail to obtain or maintain any of the required permits or approvals, or inadvertently conclude that such permissions or approvals are not required, or if applicable laws, regulations, interpretations or administrative policy change and we are required to obtain such permissions or approvals in the future but are unable or fail to do so, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including, without limitation:

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

We are a holding company with no material operations of our own. We conduct our operations primarily through our Singapore subsidiaries, New Zealand subsidiaries, U.S. subsidiaries, Hong Kong subsidiaries and the VIEs and their respective subsidiaries in China. We have relied and expect to continue to rely on contractual arrangements with the VIEs and their respective shareholders to conduct certain of our key supporting functions. Additionally, the VIEs were responsible for generating approximately 0.6% of our revenues for the year ended December 31, 2025. The VIEs are consolidated for accounting purposes, but we do not have and may never have an equity interest in the VIEs. These contractual arrangements are used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies and may not be as effective as equity ownership in providing us with control over the VIEs. For example, the VIEs and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. Our contractual arrangements with the VIEs and their respective shareholders are described in detail below under the heading “Item 3. Key Information — Contractual Arrangements with the VIEs and Their Respective Shareholders.”

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

A majority of our revenues were generated from our wholly owned subsidiaries in New Zealand, Singapore and the United States for the years ended December 31, 2023, 2024 and 2025. Most of the consolidated VIEs and their subsidiaries operate business in the PRC and their main functions are to support our licensed/registered entities in New Zealand, Singapore, and the United States, etc. (“Licensed Entities”). Certain of the costs generated by VIEs and their subsidiaries are covered by these Licensed Entities through inter-company transactions, and we expect that the Licensed Entities will cover a substantial majority of such costs in the future. In general, the holding company transfers funds from financing (including funds from its IPO, follow-on equity offerings, and offerings of convertible bonds, as applicable) to Licensed Entities in the form of capital injections or loans to support their business expansion. These Licensed Entities pay the consolidated VIEs and their subsidiaries periodically for the services rendered through inter-company transactions, pursuant to the terms of the contractual arrangements between them. To date, we have not experienced difficulty in transferring cash to or from the holding company, the subsidiaries, the VIEs, and investors. However, there is no assurance that the PRC government will not further regulate transfer of cash in the future.

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

PRC Regulations Relating to Securities and Futures Brokerage Business

Under existing PRC securities laws and regulations, including the Securities Law of the PRC, which became effective on March 1, 2020, operating securities business in the PRC, including, among others, securities brokerage business, futures brokerage business, stock option brokerage business, and securities and futures investment consulting services, requires a securities brokerage license or certain other approvals from the Chinese Securities Regulatory Commission, or the CSRC. In addition, the Securities Law also stipulates that the offering and trading of securities outside the PRC which disrupt the domestic market order of the PRC and harm the legitimate rights and interests of domestic investors are subject to the relevant provisions of the Securities Law and the legal liabilities imposed thereunder. The Securities Law places particular emphasis on, among other things, (i) the reform of the registration-based IPO system, (ii) the imposition of more severe punishments for violations, and (iii) the enhancement of protection for retail investors.

In early 2023, the CSRC’s Measures for the Administration of the Securities Brokerage Business took effect. Under these measures, an overseas securities business entity that conducts securities business or establishes a representative office in Chinese mainland shall obtain the approval of the securities regulatory authority of the State Council. The specific measures shall be formulated by the securities regulatory agency of the State Council and submitted to the State Council for approval. An overseas securities business entity violating Article 95 of the Regulations on Supervision and Administration of Securities Firms, directly or through its affiliates conducting activities such as opening accounts, marketing, and providing other overseas securities trading services for domestic investors without authorization, shall be penalized in accordance with the Securities Law of the PRC.

Failure to comply with these laws and regulations may result in penalties, including rectification requirements, confiscation of illegal proceeds, fines, or even shutting down of business. We have received notices from the CSRC under these laws and regulations and have taken measures in response. For further details, see Item 3.D “Risk Factors-Risks Related to Our Business and Industry-We may not be able to obtain or maintain all necessary licenses, permits and approvals and to make all necessary registrations and filings for our activities in multiple jurisdictions and related to residents therein, especially in China or otherwise related to PRC residents.”

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

In November 2016, the SCNPC promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, which became effective on June 1, 2017, as further amended on October 28, 2025 and came into effect on January 1, 2026. The Cyber Security Law requires that network operators, which include, among others, Internet information services providers, take technical measures and other necessary measures in accordance with applicable laws and regulations and the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of its networks. We are subject to such requirements as we are providing certain Internet services through our APP and website. The Cyber Security Law further requires Internet information service providers to formulate contingency plans for network security incidents, report to the competent departments immediately upon the occurrence of any incident endangering cyber security and take corresponding remedial measures. In addition, according to the Cyber Security Law, operators of key information infrastructures, which include public communications and information service, energy, transportation, water conservancy, financial industry, public services, e-government affairs and other important industries and fields, shall store personal information and important data gathered and produced during operations in the PRC within the territory of the PRC. Where such information and data need to be transmitted overseas based on commercial demand, a security assessment shall be conducted in accordance with the measures formulated by the national cyberspace administration authority in concert with the relevant departments under the State Council.

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

On May 26, 2023, the Secretariat of the National Information Security Standardization Technical Committee published the Practice Guidelines for Cybersecurity Standards - Implementation Guidelines for Cyber Data Security Risk Assessment, implementing the requirements of the Data Security Law on data security risk assessment, which outlines the approach, workflow and key components of the data security risk assessment, including data security management, data processing activities, data security technology, and personal information protection.

On September 11, 2025, the CAC promulgated the Administrative Measures for the Reporting of Cybersecurity Incidents, which came into effect on November 1, 2025, established a report system for network operators who construct or operate networks or provide services through networks, within the territory of the PRC when a cybersecurity incident occurs.

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

On July 7, 2022, the CAC promulgated the Measures on Security Assessment of Cross-border Data Transfer, or the Data Export Measures, which became effective on September 1, 2022. The Data Export Measures require that any data processor which processes or exports personal information exceeding certain volume threshold under such measures shall apply for security assessment by the CAC before transferring any personal information abroad. The security assessment requirement also applies to any transfer of important data outside of China. In December 2022, the MIIT released the Administrative Measures for Data Security in the Field of Industry and Information Technology (for Trial Implementation), which came into effect on January 1, 2023. The Administrative Measures for Data Security in the Field of Industry and Information Technology (for Trial Implementation) requires the data processor in the field of industry and information technology to review data on a periodical basis, identify important data and core data in accordance with the relevant standards and specifications, and form its specific catalogue. The CAC has also issued the First Edition and the Second Edition of Guidelines for Application for Security Assessment of Outbound Data Transfer successively on August 31, 2022 and March 22, 2024, respectively, illustrating the specific requirements for declaration of the cross-border data security assessment, such as methods, processes and materials, and optimizes and simplifies the relevant materials that data processors need to submit. In June 2025, the CAC issued the Third Edition of Guidelines for Application for Security Assessment of Outbound Data Transfer, which optimizes and simplifies the relevant materials required to be submitted by data processors for the application for security assessment of outbound data transfer and specifies the conditions, procedures, and materials required for data processors to apply for an extension of the validity period of the security assessment results.

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

On March 13, 2025, the CAC and Ministry of Public Security jointly promulgated the Measures for the Security Management of the Application of Facial Recognition Technology, which came into effect on June 1, 2025, applies to the activities of applying facial recognition technology to process facial information within the territory of the PRC. According to the Measures for the Security Management of the Application of Facial Recognition Technology, facial recognition technology can only be used when there is a specific purpose and sufficient necessity, take the way that has the least impact on the rights and interests of individuals, and strict protection measures must be implemented

On March 22, 2024, the CAC issued the Regulations on Promoting and Regulating the Cross-border Data Flow, which stipulates the obligations of data processors with cross-border transfer of personal information, such as notification, obtaining individual consent, and conducting personal information protection impact assessments in accordance with laws and administrative regulations, and also sets out several exemptions, including cross-border data transfer (i) for concluding or performing a contract to which an individual is a party, (ii) for the cross-border HR management purpose according to the applicable internal labor rules and a collective contract entered into with the employees , (iii) to safeguard an individual’s life, health or property in the event of an emergency, and (iv) if the handler is not classified as a critical information infrastructure operator, involving less than 100,000 people’s non-sensitive personal information from January 1 of the current year.

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

On July 18, 2025, the CAC promulgated Announcement of the Submission of Information on Persons in Charge of Personal Information Protection, established a system of persons in charge of personal information protection and required such person to report certain information with the local cyberspace administration at the districted city level within specific timeframe.

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

On March 10, 2023, the SAMR issued the Provisions on Prohibiting the Abuse of Administrative Power to Eliminate and Restrict Competition, the Provisions on Anti-Monopoly Agreements, the Provisions on Prohibition of Abuse of Dominant Market Position, and the Regulations on the Review of Concentration of Undertakings, all of which came into effect on April 15, 2023. The SAMR amended the Provisions on Prohibiting the Abuse of Administrative Power to Eliminate and Restrict on December 18, 2025 and amended the Provisions on Anti-Monopoly Agreements on December 9, 2025, both of which came into effect on February 1, 2026. These Provisions are promulgated to implement the Anti-Monopoly Law of the PRC, and further strengthen the anti-monopoly legal system.

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

Certain Summary Financial Information Regarding the Company, Its Subsidiaries, and Consolidated VIEs

Cash Flows Among the Company, Its Subsidiaries, and Consolidated VIEs

The Group’s main revenues were mostly generated from our wholly owned subsidiaries in New Zealand, Singapore, Hong Kong and the United States for the years ended December 31, 2023, 2024 and 2025. Most of the consolidated VIEs and their subsidiaries operate business in the PRC and their main functions are to support our Licensed Entities. Certain of the costs generated by VIEs and their subsidiaries are covered by these Licensed Entities through inter-company transactions, and we expect that the Licensed Entities will cover a substantial majority of such costs in the future. In general, the holding company transfers funds from financing (including funds from its IPO, follow-on equity offerings, and offerings of convertible bonds, as applicable) to Licensed Entities in the form of capital injections or loans in order to support their business expansion. These Licensed Entities pay the consolidated VIEs and their subsidiaries periodically for the services rendered through inter-company transactions, pursuant to the terms of the contractual arrangements between them. The Group currently does not have any cash management policies specifically governing these transfers between VIE and subsidiaries. Instead, we are guided by the contractual arrangements to which we are a party and, to the extent permissible under those contractual arrangements, the discretion of our management. To date, we have not experienced difficulty in transferring cash to or from the holding company, the subsidiaries, the VIEs, and investors. However, there is no assurance that the PRC government will not regulate transfer of cash.

To illustrate cash flows among the holding company, its subsidiaries, and consolidated VIEs by type, please refer to the following tables (all in US$ thousands):

•
Cash flow between holding company and Subsidiaries:

Fiscal Year ended December 31	2023	2024	2025
Net increase (decrease) of Loans to Subsidiaries	(6,721)	(13,087)	2,249
Capital Injections to Subsidiaries	11,300	104,495	4,064

•
Cash flow between holding company and VIEs:

Fiscal Year ended December 31	2023	2024	2025
Net increase of Loans to VIEs	69	547	18

•
Cash flow between Subsidiaries and VIEs:

Fiscal Year ended December 31	2023	2024	2025
Net (decrease) increase of Loans to VIEs	(4,185)	1,320	8,362
Service Fees Paid to VIEs	23,158	19,439	26,251

Our subsidiaries and the consolidated VIEs did not declare or distribute any dividends or distributions for the years ended December 31, 2023, 2024 and 2025. Additionally, the holding company did not declare nor distribute any dividends or distribution for the years ended December 31, 2023, 2024 and 2025.

Condensed Consolidated Financial Information relating to the VIEs

As of and for the year ended December 31, 2025:

	Parent	VIEs(1)	Subsidiaries	eliminating adjustments	Consolidated(2)
Current assets	135,040,164	65,528,679	8,140,220,050	(188,861,684)	8,151,927,209
Non-current assets	893,679,452	6,043,835	68,541,254	(893,660,713)	74,603,828
Total assets	1,028,719,616	71,572,514	8,208,761,304	(1,082,522,397)	8,226,531,037
Current liabilities	112,212,219	41,345,603	7,335,502,952	(189,601,802)	7,299,458,972
Non-current liabilities	51,000,001	721,561	5,171,760	—	56,893,322
Total liabilities	163,212,220	42,067,164	7,340,674,712	(189,601,802)	7,356,352,294

Total revenues	1,734,199	34,131,716	610,389,583	(34,190,581)	612,064,917
Net income (loss)	170,899,537	(8,597,251)	187,614,306	(178,434,971)	171,481,621

Net cash (used in) provided by operating activities	(1,970,620)	(2,242,085)	1,320,897,408	—	1,316,684,703
Net cash (used in) provided by investing activities	(6,310,613)	6,359,743	(7,441,401)	1,643,517	(5,748,754)
Net cash provided by (used in) financing activities	100,895	1,163,072	(2,550,108)	(1,643,517)	(2,929,658)
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

We have a limited operating history. We launched our trading platform in August 2015 and have experienced rapid growth since then. Our total revenues increased from US$272.5 million in 2023 to US$391.5 million in 2024 and increased to US$612.1 million in 2025. We generated net income from US$33.0 million in 2023 to US$61.4 million in 2024 and increased to US$171.5 million in 2025, driven by executing internationalization strategy and building a resilient business model with healthier operating leverage. We expect our business expansion to continue as we grow our customer base and explore new market opportunities. However, due to our limited operating history, our historical growth rates may not be indicative of our future performance. We cannot assure you that we will grow at the same rate and succeed in introducing new services and products as we did in the past. Further, we may fail to adjust our business model to our development needs or the requirements of this ever-changing industry. You should consider our prospects in light of the risks and uncertainties that a fast-growing company with a limited operating history may be exposed to or encounter.

We have incurred net losses in the past and may incur losses in the future.

Although we generated net income from US$33.0 million in 2023 to US$61.4 million in 2024 and increased to US$171.5 million in 2025, but we incurred net losses in the past. We have made significant investments in research and development, employee compensation and benefits, communication and market data, and marketing and branding to rapidly develop and expand our business. We expect to continue or increase such investments to establish and expand our business, and these investments may not result in an increase in revenue or positive cash inflow from operations in a timely manner, or at all.

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

We are subject to routine regulatory oversight, examinations, and inquiries by regulatory authorities as part of the ordinary course of our business. These have in some instances led to, and might in the future lead to, enforcement proceedings as well as other actions and claims, resulting in injunctions, fines, penalties, and monetary settlements. For instance, FINRA informed us they had found the following instances of alleged non-compliance: (i) from January 2019 to November 2021, US Tiger Securities, Inc. (US Tiger Securities) failed to retain and review communications on an electronic messaging platform; and (ii) between November 2019 and March 2021 (with respect to US Tiger Securities) and from April 2021 to June 2023 (with respect to TradeUP Securities Inc. (TradeUP Securities)), both firms had deficiencies in the design of their anti-money laundering, or AML procedures as well as inadequate AML risk due diligence practices. In April 2025, US Tiger Securities and TradeUP Securities reached a final settlement with FINRA, accepting a censure and monetary fines of $250,000 and $700,000, respectively, which had been fully paid.The firms permanently discontinued use of the referenced messaging platform in November 2021 and implemented significant institutional and technical measures to strengthen their AML programs and enhance due diligence reviews for high-risk accounts. Additionally, TradeUP Securities engaged an independent third-party consultant to further review and monitor its compliance improvement progress. The third-party consultant recommended remedial measures addressing the deficiencies identified in the foregoing proceeding. TradeUP Securities submitted its remedy reply to FINRA in March 2026. TradeUP Securities has not received feedback from FINRA on this submission.

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

TradeUP Securities has been subject to other regulatory examinations by FINRA and the SEC. FINRA conducted a routine examination of TradeUP Securities for 2024 and issued an inspection report in 2025 identifying certain issues in TradeUP Securities' operations, business and compliance practices. TradeUP Securities submitted its responses to FINRA in April 2025 and has not received further feedback from FINRA so far. TradeUP Securities is currently in the process of its 2025 examination by FINRA. Separately, TradeUP Securities underwent an examination by the SEC in 2025, and received an examination deficiency letter on in September 2025, which identified certain deficiencies relating to the firm' s operations, business practices, internal controls and supervision. TradeUP Securities submitted its response to the SEC in November 2025. To date, TradeUP Securities has not received further comments from the SEC on the matter.

Our other subsidiary, TradeUP Crypto LLC, has been subject to examinations by state regulators, including Washington in 2025, and New Hampshire and Arizona jointly in 2026, and received examination memos from these regulators identifying certain operational and compliance related issues. TradeUP Crypto LLC submitted its responses to these state regulators and has not received any further comments from them to date.

There can be no assurance that the remedial measures taken and our responses to the regulators can fully address the issues identified by them, or we will not be subject to any regulatory investigations, actions, or settlements in the future. These proceedings, inquiries, examinations, investigations, and other regulatory matters, and non-compliance with applicable laws or regulations could subject us or our affiliates, officers or employees to regulatory sanctions, including fines, penalties, and monetary settlements. These may require substantial management attention, result in additional compliance requirements, result in the relevant subsidiaries having their regulatory licenses or ability to conduct business in some jurisdictions suspended or revoked, increase regulatory scrutiny of our business, restrict our operations or require us to change our business practices, require changes to our products and services, delay planned product or service launches or development, require changes in personnel or management, or lead to the suspension or expulsion of our broker-dealer or other regulated subsidiaries or their officers or employees, which could have a material adverse effect on our reputation, results of operations and future prospects.

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

In addition, a significant portion of our technology research and development, management, supporting and other teams are based in China and a significant portion of our customers are Chinese speaking people including PRC citizens. Our PRC subsidiaries and the VIEs work closely with and provide significant supporting services for our trading platform outside of China as well as teams in New Zealand, Hong Kong, Singapore, the United States and Australia. As a result, compliance with PRC securities laws and regulations is of particular significance to our business.

In July 2016, the CSRC posted an investor alert on its website warning investors that the CSRC has not approved any domestic or foreign institutions to provide services for domestic investors to participate in overseas securities trading, except through certain approved investment channels. In September 2016, we received a rectification notice issued by the Beijing branch of the CSRC requiring us, among other things, to refrain from providing support to unauthorized foreign service providers that conduct securities business in China. Following such notice, we took certain rectification measures to comply with the requirements set forth therein and provided written responses to such authority promptly]. We also communicate with the Beijing branch of the CSRC from time to time to ensure our business follows their requirements. We believe that we have taken necessary measures in response to this notice.

On December 30, 2022, the CSRC issued the CSRC 1230 Notice, stating that we had carried out cross-border securities business for Chinese mainland investors without approval of the CSRC, constituting illegal operation of securities business under the Securities Law of the PRC. The CSRC 1230 Notice set out two principal rectification requirements: (i) we should stop all incremental illegal operations in Chinese mainland, such as soliciting and developing any new Chinese mainland customers or opening new securities accounts for them; and (ii) we should properly handle the existing accounts held by Chinese mainland investors by allowing them to continue their transactions through such accounts. At the same time, we are strictly prohibited from accepting any incremental funds that violate PRC foreign exchange regulations to such existing accounts. Furthermore, on February 15, 2023, the CSRC published its official reply in response to the public attention on the CSRC 1230 Notice, emphasizing its core requirements of “prohibiting incremental illegal business effectively and solving existing issues properly.” We have been actively cooperating with the CSRC to meet the rectification requirements set out under the CSRC 1230 Notice, including the removal of our APP “Tiger International” from the PRC application market starting from May 18, 2023. We cannot rule out the possibility that we may take the initiative to adopt additional rectification measures in the future to further curb incremental Chinese mainland domestic users and meet the requirements of the CSRC, and such additional measures may materially affect our business in the PRC.

We are and may continue to be subject to examinations, investigations, inquiries, and other regulatory actions by the CSRC and other PRC regulatory authorities from time to time in our ordinary course of business. We may receive additional regulatory notices and examinations in the future in connection with our business operations in or related to the PRC. There can be no assurance that our existing or future rectification measures in response to regulatory actions will be deemed sufficient or satisfactory by the relevant regulatory authorities, or that we will not be required to take additional rectification measures that may have a material adverse impact on our business. If our rectifications are deemed to be inadequate, or if we fail to receive, maintain, or renew required permits and certificates in a timely manner or at all or otherwise fail to comply with legal or regulatory requirements, we may be subject to fines, confiscation of gains derived from non-compliant activities, suspension of such activities, or claims for compensation of any economic loss suffered by our customers or other relevant parties.

Furthermore, new laws and regulations in connection with our business activities may be adopted from time to time. While we will use best efforts to comply with applicable current and future PRC laws and regulations, there may be uncertainties regarding the interpretation and application of such laws and regulations, and the PRC government or other governmental authorities may ultimately take a view that is different from ours. If we are found to be non-compliant with applicable PRC laws and regulations, or if any regulatory authority imposes further regulatory actions, sanctions, or penalties on us, our reputation, business, financial condition, and results of operations could be materially and adversely affected.

If we fail to maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.

A material weakness is a deficiency, or combination of deficiencies, in internal controls such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. While, based on our management’s assessment on the performance of the internal controls, we determined that no material weakness existed as of December 31, 2025. In the future we may determine that we have additional material weaknesses, or our independent registered public accounting firm may disagree with our management assessment of the effectiveness of our internal controls.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2025. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” However, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, including the Sarbanes-Oxley Act of 2002, the rules and regulations of the U.S. Securities and Exchange Commission (SEC), the standards of the Public Company Accounting Oversight Board (PCAOB) (including AS 2201, An Audit of Internal Control Over Financial Reporting That Is Integrated with An Audit of Financial Statements), the COSO Internal Control - Integrated Framework, and any other applicable regulatory or accounting standards related to internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.

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

We currently rely on Interactive Brokers to execute, settle and clear a portion of the trades of the U.S. and Hong Kong stocks and other financial instruments, and to comply with certain federal, state and other laws, as discussed more fully in Item 4.B “Business Overview-Our Core Products and Services-Brokerage Services.” For the years ended December 31, 2023, 2024 and 2025, 16.6%, 10.6% and 6.6% of our total net revenues were executed and cleared by Interactive Brokers. For consolidated accounts, the information of which is not fully disclosed to Interactive Brokers, we receive commission fees and direct a pre-determined portion to Interactive Brokers. For fully disclosed accounts, every time Interactive Brokers executes and clears a trade, it collects the commissions, deducts its pre-determined portion and returns the rest of the commission fees to us. Customers can also trade on margin and short sell securities on our trading platform. We generate interest income arising from margin financing offered by us to consolidated account customers and earn financing service fees related to the margin financing provided by Interactive Brokers to fully disclosed account customers.

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

Our ability to control costs and expenses relating to our operations affects our profitability. With the expansion of our business, we expect our operating cost and expenses to continue to increase, including employee compensation and benefits, marketing and branding and other costs and expenses. The salary level in the fintech industry in and outside China has generally increased in recent years, and we offer competitive wages and other benefits to recruit and retain quality professionals. Employee compensation and benefits (excluding share-based compensation) increased from US$90.6 million in 2023 to US$112.6 million in 2024 and US$151.6 million in 2025. In addition, we utilize various marketing tools, including branding on online and traditional channels, collaborating with business partners, hosting branding events and circulating branding materials, to attract new customers, retain our existing customers and increase our revenues. Our marketing and branding expenses were US$20.9 million, US$28.5 million and US$49.5 million in 2023, 2024 and 2025, respectively, accounting for 7.7%, 7.3% and 8.1%, respectively, of our total revenues for the same periods. If we are unable to operate in a cost-effective manner, our results of operations may be negatively impacted.

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

Like other brokerage and financial services firms, our business and profitability are directly affected by elements that are beyond our control, such as economic and political conditions, broad trends in business and finance, changes in volume of securities transactions, changes in the markets in which such transactions occur and changes in how such transactions are processed. A weakness in equity markets, such as a slowdown causing reduction in trading volume in the United States and Hong Kong stocks and other financial instruments, has historically resulted in reduced transaction revenues and would have a material adverse effect on our business, financial condition and results of operations. For example, the highly volatile market conditions in 2023 and 2025 relating to continual geopolitical instability and increase in interest rates across the global caused some of our clients to experience financial losses. If we are unable to collect fees from or recover margin loans made to our clients, our financial condition and results of operations may be adversely affected. Additionally, certain market participants may be overleveraged, which may exacerbate the effects of market volatility. In case of sudden, large price movements, such market participants are more likely to be unable to meet their obligations to brokers who, in turn, may not be able to meet their obligations to their counterparties. As a result, the financial system or a portion thereof could collapse, and the impact of such an event could be catastrophic to our business.

Unrest and conflicts in the Middle East, Europe, and Africa have become a significant source of disruption and material risk in the global financial market, including the ongoing Russia-Ukraine war and the recurrent Israel-Hamas conflict, the conflicts involving Ukraine, Syria, and North Korea, as well as the United States’ recent military operation against Iran and Venezuela and potential ones against Mexico and Greenland. These conflicts and any future conflicts, including potential and threatened conflicts, introduce high financial market volatility, primarily through surging energy prices, supply chain disruptions, and increased inflationary pressures.

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

Additionally, we have a large and highly engaged customer base, which drives our revenue growth. Our ability to continue to effectively maintain and expand our customer base will affect the growth of our business and our revenues going forward. Our total customer accounts increased from 2,195,705 as of December 31, 2023 to 2,499,304 as of December 31, 2024 and 2,657,544 as of December 31, 2025. Our revenues increased from US$272.5 million in 2023 to US$391.5 million in 2024, and increased to US$612.1 million in 2025 as we continue to execute on our internationalization strategy and build a resilient business model with healthier operating leverage. Furthermore, the level of customer engagement affects our commissions, interest income and financing service fees. Total account balance increased from US$30.6 billion as of December 31, 2023 to US$41.7 billion as of December 31, 2024, and increased to US$60.8 billion as of December 31, 2025. Our ability to expand our customer base, including expansion into markets including the United States, Australia, Hong Kong and Singapore, as well as maintain and enhance customer engagement, depends on, among other things, our ability to continuously provide comprehensive and user-friendly online trading experience. If we are unable to maintain or increase our customer retention rates or generate new customers in a cost-effective manner, our business, financial condition and results of operations would likely be adversely affected. Historically, we incurred US$20.9 million, US$28.5 million and US$49.5 million in marketing and branding expenses, representing 7.7%, 7.3%, and 8.1% of our total revenues in 2023, 2024 and 2025, respectively. Although we have spent significant financial resources on marketing expenses and plan to continue doing so, these efforts may not be cost-effective to attract new customers. We cannot assure you that we will be able to maintain or grow our customer base in a cost-effective way. If we are unable to maintain high quality services, or maintain or reduce our service fee rate, or introduce new products and services, we may fail to attract new customers or lose our existing customers, which could adversely affect our growth and profitability.

If we are unable to earn commissions for brokerage services and interest income or financing service fees for margin financing, our results of operation may be negatively impacted.

We charge commission fees for the brokerage services we deliver to our customers. We also earn interest income or financing service fees arising from or related to margin financing provided by ourselves or third parties to our customers for trading activities. Our ability to earn commission fees, interest income or financing service fees largely depends on the number of customers on our trading platform, their trading volume and our commission fee rate. From 2023 to 2025, the average rate of commissions over trading volume, which is the ratio of the total commissions to the total trading volume in the same period, declined from 0.0315% to 0.0260%. This decline was primarily due to the lower average fee rate attributable to industry competition. If our customers’ account balances, trading volume or commission fee rate decline in the future, we will likely earn less in commissions, which could have a material adverse effect on our results of operations. Additionally, our ability to extend margin financing to our customers largely depends on the amount of funds we can allocate internally and obtain from external sources, such as potential borrowings on revolving credit facilities. In connection with the significant growth in our consolidated account customers, we expect to generate more interest income from margin financing offered to our customers. If we are unable to extend margin financing and earn commission fees, interest income or financing service fees, or if there is a reduction in our fee rates, our results of operations may be adversely affected. Additionally, market volatility or declines may cause our clients to experience losses, which may result in a higher rate of client defaults. If we are unable to recover funds due from our clients, our results of operations and financial condition will be adversely affected.

Our current level of commission and fee rates may decline in the future. Any material reduction in our commission or fee rates could reduce our profitability.

We derive a significant portion of our revenues from commissions and fees paid by our clients for trading securities through our platform. Commission fees generated from our brokerage services accounted for US$92.6 million, US$159.0 million and US$266.8 million in 2023, 2024 and 2025, respectively. We may experience pressure on our commission or fee rates as a result of competition we face in the online brokerage service industry. Some of our competitors offer a broader range of services to a larger client base and enjoy higher trading volumes than we do. Consequently, our competitors may be able and willing to offer trading services at lower commission or fee rates than we currently offer or may be able to offer. For example, some brokers in Hong Kong and the United States offer zero commission fees or similar policies to attract retail securities investors. As a result of this pricing competition, we could lose both market share and revenues. We from time to time award discounted or even zero commission fees to new or existing customers as part of our marketing scheme, thus attracting more customers and boosting customer stickiness. We believe that any downward pressure on commission or fee rates would likely continue and intensify as we continue to develop our business and gain recognition in our markets. A decline in our commission or fee rates could lower our revenues, which would adversely affect our profitability. In addition, our competitors may offer other financial incentives such as rebates or discounts in order to induce trading in their systems rather than in ours. If our commission or fee rate decreases significantly, our operating and financial results may be materially and adversely affected.

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

We are subject to risks and uncertainties associated with the evolving AI regulations, potential infringement claims and increasing costs for regulatory compliance.

We are incorporating AI into various parts of our service offerings. For instance, we have launched TigerGPT in 2023 and updated it to TigerAI in 2024. TigerAI is an AI investment assistant aimed at providing intelligent decision-making support for investors developed by Tiger Brokers’ R&D team and based on leading AI models; Meanwhile, the intelligent investment analysis tool, TradingFront AI, provides real-time portfolio analysis and market insights for asset management businesses, helping investment advisors enhance their analysis efficiency and decision-making quality. While we believe this technology enhances user experience by delivering timely, concise and to-the-point investment-related information, the deployment and continuous development of such AI technologies involve inherent risks and uncertainties that could affect its adoption and our business. AI algorithms may be flawed, and the data used could be incomplete or biased. Inappropriate or controversial data practices, by us or by others, could limit the acceptance of our AI-enhanced products and content. Certain AI applications could trigger ethical issues. Should our AI-related offerings become controversial due to their effects on human rights, privacy, employment, or other social matters, we risk reputational harm or legal repercussions. In addition, uncertainties regarding the development and application of AI technology present a potential risk. There remains the possibility that AI technology may not progress as anticipated or deliver expected benefits, which could limit the acceptance and popularity of our AI- related offerings.

New artificial intelligence algorithms and predictive models are emerging quickly and may be used by brokerage companies in providing brokerage services to customers. However, the use of new artificial intelligence models may make these companies more susceptible to potential bias, discrimination and data breaches. These concerns could lead to development of new, or modifications to, laws and regulations pertaining to the use of AI by these companies or the broader financial services sector, which may prove to be onerous for companies to implement in a timely manner. The use of artificial intelligence and machine learning technologies, including generative artificial intelligence, has increased rapidly with increasing complexity and changes in the nature of the technology. Our potential uses of generative artificial intelligence may be subject to various risks including flaws or limitations in the large language models or training datasets that may result in biased or inaccurate results, ethical considerations, and the ability to safely deploy and implement governance and controls for such systems.

Laws and regulations related to AI are evolving, and there is uncertainty as to potential adoption of new laws and regulations and the application of existing laws and regulations to use of artificial intelligence, which may restrict or impose burdensome and costly requirements on our ability to use artificial intelligence. In addition, there has been considerable patent and other intellectual property development activity in the artificial intelligence industry, which has resulted in litigation based on allegations of infringement or other violations of intellectual property rights. We may receive claims from third parties, including our competitors, alleging that our use of artificial intelligence technology infringes on or violates such third party's intellectual property rights. Adverse consequences of these risks related to artificial intelligence could undermine the decisions, predictions or analysis such technologies produce and subject us to competitive harm, legal liability, heightened regulatory scrutiny and brand or reputational harm.

Our ability to adopt new technologies may be inhibited by the emergence of industry-wide standards, a changing legislative and regulatory environment, an inability to develop appropriate governance and controls, a lack of internal product and engineering expertise, resistance to change from consumers, or lack of appropriate change management processes or the complexity of our systems. In addition, our adoption of new technologies and our introduction of new products and services may expose us to new or enhanced risks, particularly in areas where we have less experience or our existing governance and control systems may be insufficient, which could require us to make substantial expenditures or subject us to legal liability, heightened regulatory scrutiny and brand or reputational harm.

The regulatory and legal framework on generative AI is evolving rapidly and might not fully address every aspect of its research, development, and use. PRC government authorities have sped up creating laws for generative AI related technologies, such as algorithms and deep synthesis. Among other regulatory developments, the CAC, the MIIT, the Ministry of Public Security and the SAMR jointly issued the Administrative Provisions on Algorithm Recommendation for Internet Information Services, or the Algorithm Recommendation Provisions on December 31, 2021, which became effective on March 1, 2022. According to the Algorithm Recommendation Provisions, no organization or individual may use algorithm recommendation services to produce, reproduce, release or disseminate information prohibited by laws and administrative regulations, or to engage in activities that endanger national security and interests, damage the national image, infringe upon social public interests, disrupt the economic and social order or undermine the legitimate rights and interests of others. Specifically, the providers of algorithm recommendation services shall, among other things, establish and maintain management systems for algorithmic mechanism review, data security and personal information protection. Besides, providers of algorithm recommendation services that influence public opinion or could mobilize society shall undergo security assessments and register its services with the CAC as required by applicable regulations. On November 25, 2022, the CAC, the MIIT and the Ministry of Public Security jointly issued the Administrative Provisions on the Deep Synthesis of Internet Information Services, or the Deep Synthesis Provisions, which became effective on January 10, 2023. The Deep Synthesis Provisions require providers of deep synthesis services to follow such requirements that are substantially the same as those applicable to algorithm recommendation service. On July 10, 2023, seven governmental authorities including the CAC published the Provisional Measures on AI-Generated Content Services, or the AIGC Measures, effective from August 15, 2023, setting compliance standards for generative AI service providers. The AIGC Measures require generative AI service providers to take responsibility for the content they produce in accordance with the law and ensure information security. Besides, providers of generative AI services that influence public opinion or could mobilize society shall undergo security assessments and follow procedures for registering or updating their algorithms as required by applicable regulations. Non-compliance with the AIGC Measures may subject the providers of generative-AI services to penalties, including warning, public denouncement, rectification orders and suspension of the provision of relevant services. On September 24, 2024, the State Council issued the Regulations on Network Data Security Administration, effective from January 1, 2025, which require network data processors offering generative-AI services to enhance the security management of training data and its processing activities, and to implement effective measures to prevent and address network data security risks. On March 7, 2025, the CAC, the MIIT, the Ministry of Public Security and NRTA jointly issued the Measures for Labeling AI-Generated or Synthesized Contents, or the Labeling Measures, effective from September 1, 2025. The Labeling Measures, among others, require the service providers of certain content generated or synthesized using AI technology to properly identify such content with visible and/or hidden labels to ensure transparency and compliance of AI content. However, since these laws and regulations are still relatively new and significant uncertainties remain with respect to their interpretation and implementation, we cannot assure you whether we will be able to comply with the requirements of such laws and regulations in a timely manner or at all. If we are unable to complete all necessary filings and/or assessments, or if we have any dispute with any third party relating to intellectual property or data security, our business operation may be adversely affected.

We face risks related to our status as an anti-money laundering reporting entities and if the relevant regulatory authorities find fault with our compliance programs and engages in enforcement actions against us, our business and reputation may be adversely affected.

Our business is subject to complex and changing laws, rules, regulations, policies, and legal interpretations in the markets in which we offer services directly or through partners, including, but not limited to, those governing cross-border and domestic money transmission, anti-money laundering, and counter-terrorist financing. Regulators and legislators globally have been establishing, evolving, and increasing their regulatory authority, oversight, and enforcement in a manner that impacts our business. As we introduce new products and services and expand into new markets, including through acquisitions, we expect to become subject to additional regulations, restrictions, and licensing requirements. As we expand and localize our international activities, we expect that our obligations in the markets in which we operate will continue to increase.

Some of our subsidiaries are required to comply with regulatory anti-money laundering requirements. For example, as part of its supervisory function to monitor compliance, the Financial Markets Authorities (FMA) of New Zealand had visited Tiger Brokers (NZ) Limited and Tiger Fintech (NZ) Limited, or Tiger Fintech for an Anti-Money Laundering/Combating the Financing of Terrorism (“AMLCFT”) inspection. If the regulatory authorities identify any issues in future proceedings or initiated enforcement actions against us, our business and reputation may be adversely affected.

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

Our IT systems support all phases of our operations, including marketing, customer development and the provision of customer support services, and are an essential part of our technology infrastructure. Our technology infrastructure and compliance capabilities are critical for us to offer high quality products and services as well as to retain and attract users and customers. They also enable us to facilitate secure, fast and cost-efficient financial transactions on our platform. We must continue to upgrade and expand our technology infrastructure and to strengthen our compliance system to keep pace with the growth of our business and to develop new features and services for our users and customers. With the continuous improvement of our technology infrastructure and compliance capabilities, we are able to serve more consolidated accounts. From 2018 to 2025, we experienced rapid growth in the number of consolidated accounts and the number of consolidated accounts and corresponding assets under management already surpassed fully disclosed accounts. In connection with the growth of consolidated accounts, we expect our revenues to increase because the revenues for consolidated accounts are recognized on a gross basis including the full amount paid by customers while the revenues for fully disclosed accounts are recognized on a net basis after deducting the execution and clearing expenses paid to Interactive Brokers. We also expect cash segregated for regulatory purposes and payables to customers on our balance sheet to increase significantly as a result of such growth. We will invest more resources on customer verification, record keeping, compliance and trading-related functions for consolidated accounts. Our ability to serve more consolidated accounts, depends on, among other things, our ability to support all aspects of customer verification, record keeping and compliance functions using our technology and human resources.

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

On July 10, 2025, we experienced a ransomware attack, resulting in restrictions of access to certain office environment shared folders in our US subsidiaries and completed the recovery of all of the affected file data on July 20, 2025. We engaged an independent third-party cybersecurity expert to investigate and address the incident, and we also promptly notified the relevant regulatory authorities but have not received any notices related to the commencement of any formal disciplinary proceedings with respect to this incident. To date, we have worked with data discovery and review team to determine the scope, nature, and extent of information potentially impacted. Recommended and implemented remediation measures have already been adopted, including rebuilding affected devices, credential resets, enhanced monitoring and endpoint protection, phased migration away from the legacy VPN toward a zero-trust access model, and further strengthening of network segregation and ransomware defenses. For the year ended December 31, 2025, we incurred approximately $1.86 million of costs related to remediation, restoration, communications, investigation and analysis, legal services, and other related expenses. We will invest more on the prioritization and upgrade on our systems and network defenses, aiming to prevent similar incident in the future. There’s no other similar incident occurred for the year ended December 31, 2025. As of the date of this report, the incident did not materially affect us, our business strategy, results of operation or financial condition.

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

We are subject to arbitration claims and lawsuits in the ordinary course of our business. For example, in June 2023 we were the defendant in the securities class action lawsuit filed in the United States District Court for the Central District of California, alleging that our annual report contained misleading statements and material omissions. The case was subsequently transferred to the United States District Court for the Southern District of New York (“SDNY”). In July 2024, we filed a motion to dismiss. On March 27, 2025, the court granted our motion to dismiss the securities class action in its entirety, on the grounds that the plaintiff failed to identify any statement we made that were false or misleading, and that our disclosures adequately warned investors of the risks and uncertainties of the legal landscape in China. On April 21, 2025, the plaintiff filed a second amended complaint. On July 1, 2025, we submitted a motion to dismiss this action. On March 26, 2026, the court granted our motion to dismiss with prejudice and dismissed the second amended complaint in its entirety. Plaintiffs have thirty days or until April 26, 2026 to appeal on such order. In addition, we have been named as one of the defendants in litigation proceedings relating to IPOs in which we served as underwriters in the course of our underwriting business. We maintain our position that the complaints in these proceedings lack merit, and we are committed to vigorously defending ourselves. However, it's important to acknowledge that any current or potential future legal actions against us may result in settlements, awards, injunctions, fines, penalties or other adverse outcome. Predicting the outcome of such matters is inherently difficult, particularly where claims are brought on behalf of various classes of claimants or by a large number of claimants, when claimants seek substantial or unspecified damages or when investigations or legal proceedings are at an early stage. A substantial judgment, settlement, fine or penalty could be material to our operating results or cash flows for a particular period, depending on our results for that period, or could cause us significant reputational harm, which could harm our business prospects. In market downturns, the volume of legal claims and amount of damages sought in litigation and regulatory proceedings against securities brokerage companies have historically increased. We are also subject to litigation claims from third parties alleging infringement of their intellectual property rights. Also see Item 3.D “Risk Factors-Risks Related to Our Business and Industry-We may be subject to intellectual property claims from others and applicable administrative penalties.” Such litigation can require the expenditure of significant resources, regardless of whether the claims have merit. If we were found to have infringed a third-party patent or other intellectual property right, then we could incur substantial liability and in some circumstances could be enjoined from using the relevant technology or providing related products and services, which could have a material adverse effect on our business and results of operations.

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

From time to time, we may implement new lines of business or offer new services within existing lines of business. For example, we commenced futures trading in March 2016 and our IPO underwriting business experienced significant growth in 2021. In addition, we have been granted a BVI trustee license and working on operational setup to offer a wider selection of trust services. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new services may not be achieved and profitability targets may not prove feasible. External factors, such as compliance with regulations, competition and shifting market preferences, may also impact the successful implementation of a new line of business or a new service. Our personnel and technology systems may fail to adapt to the changes in such new areas or we may fail to effectively integrate new services into our existing operation and we may lack experience in managing new lines of business or new services. In addition, we may be unable to proceed our operation as planned or compete effectively due to different competitive landscapes in these new areas. Even if we expand our businesses into new jurisdictions or areas, the expansion may not yield intended profitable results. Any new line of business and/or new service could have a significant impact on the effectiveness of our internal control system. Furthermore, expansion of our existing lines of business and entry into new lines of business may expose us to additional litigation risk, including the risk of class-action litigation. Failure to successfully manage these risks in the development and implementation of new lines of business or new services could have a material adverse effect on our business, results of operations and financial condition.

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

The occurrence, especially in the regions and cities where we have business, of unforeseen or catastrophic events, including the emergence of a pandemic such as widespread health emergencies, terrorist attacks or natural disasters, could create economic and financial disruptions, lead to operational difficulties that could impair our ability to manage our businesses, and expose our business activities to significant losses. Our management team are principally located in Beijing, China; Hong Kong, China; Auckland, New Zealand; the United States and Singapore. A significant portion of our technical research and development, customer service, support teams are based in Beijing, China. Most of our data centers are located in Hong Kong and Beijing, China. Although we have recovery and business continuity plans for our data centers, we cannot guarantee that these plans would be adequate to mitigate the adverse effects to our sustainable operations caused by such unforeseen or catastrophic events. In addition, the major stock exchanges our operations rely on are in the U.S. and Hong Kong. Our operations could also be severely disrupted if the exchanges we operate on were affected by natural disasters, health epidemics or man-caused disasters. An unforeseen or catastrophic event in any of the regions mentioned above could adversely impact our operations.

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

Proceedings instituted by the SEC against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the mainland Chinese affiliates of the “Big Four” accounting firms (including the mainland Chinese affiliate of our independent registered public accounting firm). A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the Chinese accounting firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, the four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019.

In 2022, the PCAOB announced that it signed a Statement of Protocol with the CSRC and the Ministry of Finance, which it described as the first step toward opening access for the PCAOB to inspect and investigate completely registered public accounting firms in mainland China and Hong Kong and subsequently vacated its 2021 determination that the positions taken by authorities in mainland China and Hong Kong prevented it from inspecting and investigating completely registered public accounting firms headquartered in those jurisdictions. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents would normally be made to the CSRC. The Chinese accounting firms would receive requests matching those under Section 106 of the Sarbanes-Oxley Act of 2002, and would be required to abide by a detailed set of procedures with respect to such requests, which in substance would require them to facilitate production via the CSRC. The CSRC for its part initiated a procedure whereby, under its supervision and subject to its approval, requested classes of documents held by the accounting firms could be sanitized of problematic and sensitive content so as to render them capable of being made available by the CSRC to U.S. regulators.

In view of the PCAOB’s decision to vacate its 2021 determination and until such time as the PCAOB issues any new adverse determination, the SEC has stated that there are no issuers at risk of having their securities subject to a trading prohibition under the HFCAA. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our control. We cannot predict whether, in cases where the CSRC does not authorize production of requested documents to the SEC, the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. law. If additional challenges are imposed on the Chinese affiliates of the “big four” accounting firms, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

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

We have in the past issued additional equity or securities convertible into equity, and we may do so again in the future. In 2021 we offered and sold an aggregate of US$155.0 million principal amount of convertible notes. In March and April 2026, we fully repaid the principal of US$100.0 million and the accumulated interest of the convertible notes. The residual remains potentially convertible into our ADSs. Additionally, in 2024, we completed our follow-on public offering of 17,250,000 of our ADSs, at a public offering price of US$6.25 per ADS, each representing 15 of our Class A ordinary shares. The issuance of additional equity, including pursuant to the conversion of our outstanding convertible notes, would result in further dilution to our shareholders and may result in a decline in the market value of our ADSs.

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

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. There were 181,380,909 ADSs (equivalent to 2,720,713,635 Class A ordinary shares) outstanding as of March 31, 2026. We may also issue additional options in the future that may be exercised for additional Class A ordinary shares. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

Mr. Tianhua Wu and his family beneficially own all of our issued Class B ordinary shares. As of March 31, 2026, these Class B ordinary shares constitute 3.43% of our total issued and outstanding share capital and 43.18% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. See Item 7.A “Major Shareholders.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control limits holders of our Class A ordinary shares and ADSs ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

As a result of Mr. Tianhua Wu’s control of our Class B ordinary shares, Mr. Wu will effectively control the outcome of shareholder actions in our company and may take actions that might not be beneficial to holders of our Class A ordinary shares or ADSs.

Mr. Tianhua Wu holds the voting rights attached to all of our Class B ordinary shares and to all of the options or restricted share units awarded under the 2018 Share Incentive Plan, 2019 Performance Incentive Plan and Amended and Restated 2019 Performance Incentive Plan. As each Class B ordinary share entitles its holder to 20 votes per share, such Class B ordinary shares in the aggregate represent approximately 43.18% of the combined total voting rights in our company. Mr. Wu’s Class A and Class B ordinary shares give him the power to control any actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association, and the Nasdaq requirements. Mr. Wu could have sufficient voting rights to determine the outcome of all matters requiring shareholder approval even if he should, at some point in the future, hold considerably less than a majority of the combined total of our outstanding ordinary shares. Mr. Wu’s voting power may prevent a transaction involving a change of control of us, including transactions in which holders of our Class A ordinary shares or ADSs might otherwise receive a premium for securities over the then-current market price. Similarly, Mr. Wu may approve a merger or consolidation of our company which may result in holders of our Class A ordinary shares or ADSs receiving a stake (either in the form of shares, debt obligations or other securities) in the surviving or new consolidated company which may not operate our current business model and dissenter rights may not be available to such holders in such an event.

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

On June 4, 2025, the SEC issued a concept release seeking public comment on potential revisions to the definition of foreign private issuer under U.S. securities laws. The concept release considers whether the current criteria, such as the thresholds for U.S. ownership, voting control, board composition, and place of business, appropriately capture today’s global market realities. The SEC is evaluating whether updates are warranted to ensure consistent application of disclosure and reporting requirements under the Exchange Act and to address potential disparities between foreign private issuers and domestic issuers. If the SEC revises the definition of foreign private issuer and we no longer qualify as one under the revised standard, we would become subject to the same reporting and disclosure requirements that apply to U.S. domestic issuers. This change would increase our regulatory compliance burden, including the need to file periodic reports on U.S. domestic forms, comply with U.S. proxy solicitation rules, and adhere to more extensive executive compensation and beneficial ownership disclosure obligations. Any such loss of foreign private issuer status could result in higher compliance costs, increased administrative complexity, and potential adverse effects on our investor relations and market perception.

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

There is a substantial risk that we will be a passive foreign investment company, or PFIC, for 2025 and future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors in our ADSs or Class A ordinary shares.

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

Our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time and therefore may change from year to year. Our annual PFIC status is subject to significant uncertainties. For example, because we hold, and will continue to hold after this offering, a substantial amount of cash and cash equivalents, our annual PFIC status will depend in part on the value of our goodwill and other intangible assets for the relevant taxable year. The value of our goodwill and other intangible assets may be determined, in part, by reference to our market capitalization, which has been, and may continue to be, volatile. If the value of our goodwill and other intangible assets is so determined, our annual PFIC status will be affected by fluctuations of our market capitalization. In addition, the extent to which our goodwill and other intangible assets should be treated as active is not entirely clear, and we may be a PFIC if a significant portion of our goodwill and other intangible assets is treated as passive. Furthermore, it is not entirely clear whether certain items of our assets and liabilities shown on our balance sheet should be disregarded for purposes of the PFIC rules. For example, it is not entirely clear whether portions of the cash and other assets reflected on our balance sheet should be excluded from the value of our assets to the extent they are held for, or attributable to, our customers and are treated as our customers’ assets for certain local law purposes (“customers’ assets”). We believe it is reasonable to treat such customers’ assets as not forming part of our assets for PFIC purposes, but there can be no assurance that the Internal Revenue Service, or the IRS, will not successfully challenge this position, in which case we will likely be a PFIC. The extent to which certain of such customers’ assets (and corresponding liabilities) should be so disregarded for purposes of the PFIC rules is also not entirely clear. In addition, it is not entirely clear how the contractual arrangements between us and our VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIEs are not treated as owned by us for these purposes. While we believe it is reasonable to determine that we are not a PFIC for 2025, there can be no assurance regarding our PFIC status because the PFIC determination is highly factual. For these reasons, there is a substantial risk we are a PFIC for 2025 and will be a PFIC in future taxable years.

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

Certain “Ten Percent Shareholders” (as defined below) in a non-U.S. corporation that is a controlled foreign corporation, or a CFC, for U.S. federal income tax purposes generally are required to include in income for U.S. federal income tax purposes their pro rata share of the CFC’s “Subpart F income,” investment of earnings in U.S. property and “global intangible low taxed income,” or “net CFC tested income,” as applicable, even if the CFC has made no distributions to its shareholders. A non-U.S. corporation generally will be a CFC for U.S. federal income tax purposes if Ten Percent Shareholders own, directly, indirectly or constructively (through attribution), more than 50% of either the total combined voting power of all classes of stock of such corporation entitled to vote or of the total value of the stock of such corporation. A “Ten Percent Shareholder” is a United States person (as defined by the U.S. Internal Revenue Code of 1986, as amended) that owns directly or indirectly, or is considered to own constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such corporation or 10% or more of the total value of the stock of such corporation. We are not expected to be a CFC. However, the determination of CFC and have been subject to recent changes in tax law. Under certain “downward attribution” rules applicable till the 2025 taxable year certain of our non-U.S. subsidiaries are expected to be treated as constructively controlled by our U.S. subsidiaries and therefore our non-U.S. subsidiaries are expected to be treated as CFCs. We do not intend to provide information to Ten Percent Shareholders that may be required in order for those shareholders to properly report their U.S. taxable income with respect to our or our subsidiaries’ operation. Prospective investors that may be or become Ten Percent Shareholders who directly or indirectly own our ADSs or Class A ordinary shares should consult their tax advisers with respect to the potential adverse tax consequences of investing in us.

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

In September 2025, Kastle (BVI) Limited, a wholly-owned subsidiary of Kastle Limited, was granted a Restricted Class II Trust Licence. Following the grant of the licence, Kastle (BVI) Limited is authorized to carry on trust business in the British Virgin Islands.

In March 2026, TBAU received the varied License, removing the Key Person requirements entirely.

Our Corporate Information

The locations of our principal executive offices are 1 Raffles Place, #35-61 One Raffles Place, Singapore (048616) and 18/F, Grandyvic Building, No. 1 Building, No. 16 Taiyanggong Middle Road, Chaoyang District, Beijing, 100020 PRC and our telephone number in China at this address is +86-010-56813666. Our registered office in the Cayman Islands is P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands and our telephone number in Cayman Islands at this address is +1 345-769-9372. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204 Newark, Delaware 19711 and the telephone number of our agent is +302-738-6680.

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

Capital Expenditures and Divestitures

For a description, including the amount invested, of the Company’s principal capital expenditures (including interests in other companies) for the years ended December 31, 2023, 2024 and 2025, see Item 5.B “Liquidity and Capital Resources-Capital Expenditures,” which disclosure is incorporated by reference in this item.

The Company did not make any material divestitures for the years ended December 31, 2023, 2024 and 2025.

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

We offer comprehensive brokerage services through our integrated single-account structure, which empowers users in trade execution, margin financing and securities lending across different global markets. We also provide value-added services, such as investor education, community engagement and IR/PR platform, all within a few taps or clicks through APP on smartphone, tablet and PC terminals. In addition, we offer ESOP management services to soon-to-be listed and listed companies, which enable them and their employees to manage their equity incentive schemes in a convenient and simplified manner and enables us to build better connections with the institutional investors of the mentioned firms. Moreover, we serve such issuers whom we expect to have a greater chance of cross-selling our IPO distribution services, while retaining such employees with equity incentive awards to trade and invest on our platform. As of December 31, 2025, we have served 748 corporate clients via our ESOP business. Furthermore, IPO distribution is also an integral part of our comprehensive services package and is a major focus for our future growth. It not only helps us strengthen our relationship with corporate clients, but also provides IPO subscription opportunities for our retail clients. In 2025, we participated in 47 U.S. and Hong Kong IPOs. In further, we offer ESOP employees and other brokerage customers personalized asset management and wealth management services at competitive prices, such as pre-IPO shares, overseas fund products or bonds, which then lead our users to allocate more of their wealth on our platform.

We keep optimizing our product and user experience, which we believe is the key to our long-term success. Our all-in-one experience adopted a comprehensive risk methodology enabling users to trade multi-asset classes across different markets in one integrated account. Our agile and scalable infrastructure enables us to enter new markets such as Hong Kong, Australia and other jurisdictions in a more efficient way. In addition, we distinguish ourselves in the market by moving up to the high-entry-barrier sector of self-clearing in the U.S. with acquisition of TradeUP Securities in 2019. We have restructured and upgraded the clearing system of TradeUP Securities to achieve high business flexibility. By the end of the fourth quarter of 2025, we have self-cleared over 90% of U.S. cash equity and option traded on our platform, further improved our operating efficiency and profit margin.

Our IPO underwriting business experienced stable growth between 2024 and 2025. It is an integral part of our comprehensive services package. In 2025, we participated in 12 U.S. IPOs (down from 16 in 2024), in 11 of which the Company’s wholly-owned subsidiaries Tiger Brokers (NZ) Limited or US Tiger Securities, Inc. served as the underwriter (up from 9 in 2024). In 2025, the Company participated in 35 Hong Kong IPOs. Since venturing into investment banking, the Company has participated in underwriting the offerings of over 230 companies for listings in Hong Kong and the US, which gains industry recognition.

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

We generate revenues primarily by charging our customers commission fees for trading of securities as well as earning interest income or financing service fees arising from or related to margin financing and securities borrowing and lending transactions provided by ourselves or third parties to our customers for trading activities. Our revenues were US$272.5 million, US$391.5 million and US$612.1 million in 2023, 2024 and 2025, respectively. We generated net income of US$33.0 million, US$61.4 million and US$171.5 million in 2023, 2024 and 2025, respectively. Our revenues in 2023, 2024 and 2025 were mainly generated in New Zealand, the U.S. and Singapore. Our New Zealand, U.S. and Singapore subsidiaries have contributed over 88.2% of total revenues for the year ended December 31, 2025. For a further description of the breakdown of our total revenues, see “Item 5. – A Operating Results,” which disclosure is incorporated by reference in this item.

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

Broaden and capitalize on our customer base while prioritizing user quality

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

Our acquisition strategy has been set with a clear focus on quality and ROI. We have been putting more emphasis on expanding our high-net-worth client base, rather than merely pursuing user numbers. We have executed firmly with this strategy. In 2025, full-year net asset inflow exceeded US$10 billion, the majority of which came from retail clients. Net asset inflows from retail clients doubled compared with 2024 and reached an all-time high on a full-year basis. This helped total client assets jump from the US$40 billion level at the end of 2024 to the US$60 billion level by the end of 2025, which in turn has made our overall profitability more resilient.

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

We intend to grow wealth management services through deepening relationships with product providers, while at the same time enhancing product innovation and portfolio construction capabilities, which allow us to offer more robust product matching and customization with greater transparency. In particular, we aim to further increase and diversify investment products available on our platform and to enhance our research and investment expertise to increase the competitiveness of our asset management and wealth management services. We also aim to provide asset management and wealth management services to a greater number of high-net-worth individuals as well as institutional and corporate customers. We will also continue to engage in product innovation and content enrichment through our strong and proven R&D capabilities.

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
•
Integrating artificial intelligence and quantitative modelling tools into our platform, therefore making our platform increasingly smart and agile when offering financial advisory and portfolio construction to our customers. We launched TigerGPT in 2023 and updated it to TigerAI in 2024. TigerAI is an AI investment assistant aimed at providing intelligent decision-making support for investors developed by Tiger Brokers’ R&D team and based on leading AI models; In 2025, TigerAI has seen a rapid increase in usage, with user numbers growing nearly fivefold year over year, and the number of conversations increasing tenfold. Meanwhile, the intelligent investment analysis tool, TradingFront AI, provides real-time portfolio analysis and market insights for asset management businesses, helping investment advisors enhance their analysis efficiency and decision-making quality. And
•
Continuous cost optimization and improvement of operating efficiency through process automation.

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

The aggregate trading volume amounted to US$316.6 billion during the fourth quarter of 2025. Below is the table of the operating data as of the dates or for the periods indicated.

	As of and for the Three Months Ended
	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2023	2023	2023	2023	2024	2024	2024	2024	2025	2025	2025	2025
Number of customer accounts (in thousands)	2,060.5	2,119.1	2,147.9	2,195.7	2,247.4	2,307.9	2,368.0	2,449.3	2,526.7	2,579.4	2,618.7	2,657.5
Number of customers with deposits (in thousands)	811.9	840.9	865.5	904.6	933.4	982.3	1,032.8	1,092.0	1,152.9	1,192.7	1,224.2	1,253.9
Number of trading customers (in thousands)	580.0	596.3	609.1	627.1	642.3	668.6	725.4	760.9	804.4	840.3	868.0	892.9
Total account balance (1)(3) (in US$millions)	16,128.5	17,269.4	18,878.5	30,597.5	32,872.1	38,188.6	40,763.6	41,725.2	45,861.9	52,056.3	61,037.7	60,806.7
Trading volume (3) (in US$millions)	67,044.1	65,135.9	80,250.7	81,765.2	85,410.6	105,860.0	162,990.0	198,016.9	217,453.6	284,038.2	209,421.4	316,599.0
Daily average trading volume(2)(3) (in US$millions)	1,099.1	1,033.9	1,253.9	1,277.6	1,314.0	1,628.6	2,469.5	3,000.3	3,397.7	4,369.8	3,173.1	4,797.0

Notes:

(1)
Represents the total balance of all customers’ deposits on our platform as of the respective date.
(2)
Calculated based on the average number of trading days during the period of the U.S. and Hong Kong exchanges.
(3)
As of December 31, 2025, 423,902 of our customers had conducted at least one trading transaction on our platform in the preceding 12 months.

Trading Platform Interface

The user interface of our trading platform compartmentalizes services into six major functions: home, quotes, wealth, news, portfolio and profile.

•
Home. The homepage supports users in configuring modules according to their preferences, enabling them to quickly view their holdings, assets, top movers stocks, set up auto-invest, and browse trading orders shared by trade feed. The homepage offers a total of 20+ modules for users to choose from.
•
Quotes. On the quotes page, users can view their watchlist, explore popular assets in various markets, check the release schedule of major company financial reports and other important economic calendars, and track trends of major global indices.
•
News. We offer real-time, curated news covering global markets, company updates, and macro trends. Content is organized into breaking news, trending topics tied to major events, and editors’ picks featuring high-quality analysis, helping investors quickly grasp key insights and make informed decisions.
•
Wealth. Wealth integrates a wide spectrum of products, high-quality financial assets, convenient functions and interaction. Including the products we offer, such as global Mutual Funds (including Money Market Funds, Fixed Income Funds, Equity Funds, Hybrid Funds, etc.), US Treasurys, Structured Notes, High-Net-Wealth Products, Auto-Sweep Vault (underlying T0 and T1 Money Market Funds), ETFs, and other products.
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

Institutional and Corporate Services

In 2025, we continued to expand a number of innovative services in order to attract new customers as well as to serve existing customers whom we expect to have a greater chance of cross-selling products or services. We provide ESOP management services to soon-to-be listed and listed companies which enable them and their employees to manage their equity incentive schemes in a convenient and simplified manner. Our customer representatives work together with these companies to build a repository of equity incentive awards in our proprietary ESOP management system. We then help companies manage the vesting and exercise of their equity incentive awards as well as educating company employees about ESOP. Overall, we have worked with over 748 corporate clients by the end of the year of 2025, including 39 new clients added in the fourth quarter of 2025.

Drawing on our extensive knowledge of global financial markets, we provide a one-stop fund incubation service for small and medium-sized buy-side clients, enabling them to establish offshore funds in a cost-effective manner. Our service covers the full process, from fund license application, product design, and asset custody through to transaction execution and capital allocation. In evaluating each mandate, we give careful consideration to vehicle structure, jurisdictional requirements, and how the proposed fund compares with existing offerings in the market. Fund structuring and management services are generally provided on a complimentary basis, in exchange for clients' support in promoting our products and services. In 2025, we extended these capabilities to include OFC structuring in Hong Kong, complementing the investment immigration and family office services available to high net worth clients.

In 2025, the Company participated in 35 Hong Kong IPOs. Additionally, among the pre-filed US-listed companies in 2025, it acted as the lead underwriter for 11 companies, securing the top spot in terms of quantity. Since venturing into investment banking, the Company has participated in underwriting over 230 companies for listings in Hong Kong and the US, leading the industry in both quantity and recognition.

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

Asset Management and Wealth Management Services

Our asset management and wealth management segment delivered strong growth in 2025, as client relationships deepened, the product suite expanded, and momentum accelerated across markets. Wealth product penetration continued to rise — on our fully-licensed platforms, one in every five newly funded clients utilized wealth management services during the year.

Tiger Wealth, as the first-level entrance of our APP, provides investors with a seamless cross-market platform for multi-asset-class wealth management. In 2025, we expanded our structured product suite, completed an important regulatory milestone in Hong Kong, and continued to build out our high-net-worth service capabilities. Key developments include:

•
Cash Management. Tiger Vault sustained strong growth in 2025, with overall AUC growing 94.3% year-over-year to USD 1.94 billion. The Hong Kong market was a particular highlight, with AUC growing 265% year-over-year and emerging as a meaningful driver of segment growth.
•
Structured Product. We expanded the structured note product suite during the year to include BEN, Sharkfin, DQ, DRAN, SCN, Note-form VAN, and PNote, broadening the range of yield enhancement and risk management tools available to clients across different market conditions. Client adoption accelerated sharply through the year; structured note trading volume grew 654% year-over-year to USD 503 million, with the number of active trading accounts growing multiple times year-over-year.
•
Mutual Funds. Public fund AUC grew 99% year-over-year to USD 2.1 billion in 2025, with the user base expanding 47.2% over the same period, reflecting continued growth in client adoption of fund-based investment solutions.
•
High-Net-Worth Services. Hong Kong was a key area of strategic focus in 2025. The Company was among the first platforms to offer investment immigration services in the market, developing a fully integrated offering that brings together immigration advisory, fund structuring, and asset management. At the core of this model is the Open-ended Fund Company (OFC) structure, which we pair with investment immigration mandates to provide clients with a coordinated solution spanning both residency planning and wealth deployment — a dual-engine approach that has gained clear traction. As of March 31, 2026, 37 clients have been onboarded through this program, with AUC reaching USD 120 million. Discretionary portfolio mandates continued to grow steadily across Singapore and Hong Kong, and we further developed our family office capabilities to support clients with more comprehensive, multi-generational wealth planning needs.

•
License Enhancement — Hong Kong Type 9. Our Hong Kong entity received SFC approval to hold a higher proportion of virtual assets within discretionary portfolios under our Type 9 (Asset Management) license, exceeding the 10% threshold that typically applies. This regulatory milestone provides greater flexibility to meet growing institutional and high-net-worth demand for digital asset allocation within a fully regulated framework.
•
Singapore Asset Management (TFM). Tiger Fund Management in Singapore delivered a strong performance in 2025, with AUM growing 274% year-over-year to USD 458 million. The business continued to attract quality mandates and deepen client relationships, reinforcing Singapore's position as the cornerstone of our regional wealth management operations.

On the institutional front, we continued to iterate our turnkey asset management platform, “TradingFront,” for financial advisory firms and asset managers in Singapore and Hong Kong. Addressing the industry's current pain points such as complex client onboarding requirements, cumbersome account opening processes, limited trading options, and low transaction settlement efficiency, this platform offers flexible account structures, fully online account opening, multi-market and multi-asset trading, extensive analysis and trading tools, and diversified reporting. In 2025, we continued to strengthen our position as a premier platform for financial advisers and external asset managers in Singapore. Our strategic efforts in expanding institutional partnerships led to a significant increase in both the number of onboarded advisers and total assets under custody (AUC). The AUC in 2025 increased by 200% year-over-year compared to 2024, reflecting strong client engagement. Looking ahead, we remain committed to strengthening our financial advisers and external asset managers ecosystem by expanding our network of institutional partners, introducing tailored investment solutions, and continuously enhancing platform capabilities. Our focus remains on driving sustainable growth while delivering best-in-class services to our institutional partners.

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

As of December 31, 2024 and 2025, the aggregate of account balance amounted to US$41.7 billion and US$60.8 billion, respectively. Our customers can open and activate trading accounts through our APP which can be downloaded for free from APP stores or through our website. After filling in personal information online, our customers are required to complete a series of questions and upload various documents to verify their identity and assess potential risks.

We have experienced significant growth in both number of customers and trading volume due to our reliable and secure trading platform, comprehensive brokerage and value-added services and superior user experience. The total customer accounts increased from 18,697 as of March 31, 2016 to 2,657,544 as of December 31, 2025, representing a compounded quarterly growth rate of 17.3%. The daily average trading volume increased from US$22.7 million during the first quarter of 2016 to US$4,946.9 million during the fourth quarter of 2025, representing a compounded quarterly growth rate of 19.0%.

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

We focus on investing in cost-effective marketing initiatives and regularly evaluating the effectiveness of various marketing channels to optimize the allocation of our marketing resources. All customer acquisitions are tracked and analyzed based on profitability on a regular basis so that adjustments can quickly be made to our marketing efforts. We focus on continuously improving the quality of our products and services as we believe satisfied customers are more likely to recommend our trading platform to other potential customers. We incurred marketing and branding expenses of US$20.9 million, US$28.5 million and US$49.5 million in 2023, 2024 and 2025, respectively, accounting for 7.7%, 7.3% and 8.1%, respectively, of total revenues for the same periods.

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

Customer Support

We take pride in the level and quality of customer services we provide. We have a dedicated team of customer support personnel that handles customer inquiries about our trading platform via phone call and online message. Our business and customer support team consisted of 244 employees as of December 31, 2025 and operates for around 20 hours every trading day to serve our customers across the world.

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

Research and Development

We develop our proprietary trading platform, back-end technology and CRM system internally and consider our expertise in the rapid development and deployment of new trading technology as one of our core strengths. We have a team of experienced engineers. The supervisors in charge of our research and technology department all graduated from prestigious universities and worked at well-established Internet and software companies before joining us. As of December 31, 2025, we have 593 staff members engaged in research and development-related work. Substantially all of them have a bachelor’s degree or above.

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

As of March 31, 2026, we had obtained 10 design patents and 9 invention patents, and had submitted 18 additional patent applications in China. As of March 31, 2026, we had registered 255 trademarks and had about 4 additional trademark applications in China. We had also obtained trademarks in jurisdictions such as Hong Kong, Singapore, Malaysia, EU, Indonesia, India, Philippines, Thailand, Australia and New Zealand, and submitted trademark applications in various jurisdictions. As of March 31, 2026, we had registered about 195 software copyrights and 20 artwork copyrights in China and other main jurisdictions.

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

Insurance

We maintain insurance such as professional liability insurance and directors and officers liability insurance for certain subsidiaries. For instance, our U.S. subsidiaries, Tiger Fintech Holdings Inc., US Tiger Securities Inc., and TradeUp Securities Inc., maintain various insurance policies, including a Business Owners Policy covering general liability and property with a limit of $1.0 million, Commercial Umbrella Insurance with a limit of $5.0 million, Directors’ and Officers’ Liability Insurance with a limit of $3.0 million, Cyber and Technology Errors and Omissions Insurance with a limit of $10.0 million, Employment Practices Liability Insurance with a limit of $3.0 million, a Fidelity Bond with a limit of $5.0 million, and a Surety Bond under the New York Financial Services Bond STAMP program with limits of $4.0 million. Our New Zealand subsidiaries, Tiger Brokers (NZ) Limited and Tiger Fintech (NZ) Limited, have in place professional liability insurance and directors’ and officers’ liability insurance, each of which has a limit of liability of NZ$1 million per claim and in the aggregate covering worldwide (excluding the U.S. and Canada) jurisdictions and territories. Our Australian subsidiaries, Tiger Brokers (AU) Limited, have in place professional indemnity insurance and directors’ and officers’ liability insurance, each of which has a limit of indemnity of AUD$5 million and covers worldwide (excluding the U.S. and Canada) jurisdictions and territories. Our Singapore subsidiary Tiger Brokers (Singapore) Pte Ltd. maintains professional indemnity insurance with a limit of liability of S$25 million, as well as a business insurance package covering office property, electronic equipment, and work injury compensation with a limit of liability of S$2.2 million. Another Singapore subsidiary, Tiger Fintech (Singapore) Pte Ltd maintains cyber security insurance with a limit of liability of S$5 million.

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

Rules Relating to Anti-Money Laundering and Countering Financing of Terrorism

Tiger Brokers (NZ) Limited and Tiger Fintech (NZ) Limited are regulated by the FMA for AML/CFT purposes and are recorded on the FMA website as AML/CFT reporting entities.

The Anti-Money Laundering and Countering Financing of Terrorism Act 2009 (AML/CFT Act) places obligations on New Zealand reporting entities, including financial institutions, to detect and deter money laundering and the financing of terrorism.

A reporting entity must establish, implement, and maintain an AML/CFT compliance programme comprising policies, procedures, and controls designed to detect, manage, and mitigate the risks of money laundering and terrorist financing. Prior to establishing and maintaining an AML/CFT programme, a reporting entity must undertake and maintain a written risk assessment of the money laundering and terrorist financing risks it may reasonably expect to face in the course of its business.

A civil liability act occurs where a reporting entity fails to comply with the requirements of the AML/CFT Act. The FMA has a range of enforcement tools in respect of civil liability acts, including formal warnings, enforceable undertakings, and, on application to the court, injunctions and pecuniary penalties. A reporting entity commits a criminal offence if it engages in conduct constituting a civil liability act knowingly or recklessly. Additional criminal offences are also prescribed under the AML/CFT Act. A person convicted of an offence under the AML/CFT Act is liable, in the case of an individual, to imprisonment for a term not exceeding 2 years and/or a fine of up to NZD 300,000, and in the case of a body corporate, a fine of up to NZD 5 million.

The AML/CFT Act requires reporting entities to conduct customer due diligence (CDD) on customers, any beneficial owners, and any persons acting on behalf of the customer. A reporting entity must obtain the prescribed identity information and take reasonable steps to verify that information. It must also take reasonable steps to identify and verify any beneficial owner so that it is satisfied that it knows who the beneficial owner is.

In addition, a reporting entity must obtain information on the nature and purpose of the proposed business relationship and sufficient information to determine the level of CDD required, including whether enhanced customer due diligence

(EDD) is necessary. EDD is required in prescribed circumstances and involves obtaining and verifying additional information, including the source of funds and/or source of wealth.

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

A reporting entity must conduct Ongoing Customer Due Diligence and undertake Ongoing Account Monitoring procedures to ensure that the business relationship and transactions are consistent with the reporting entity’s knowledge about the customer, the customer’s business, and risk profile.

Where a reporting entity knows or suspects, or has reasonable grounds to suspect, that an activity or transaction is or may be relevant to the investigation or prosecution of an offence, or to the enforcement of the AML/CFT Act, it must submit a suspicious activity report to the Commissioner of Police as soon as practicable, and in any case no later than 3 working days after forming that suspicion.

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

Financial Services and Information Security Regulation

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

Our brokerage and banking entities are required by the Gramm-Leach-Bliley Act of 1999 to develop, implement, and maintain an information security program with administrative, technical, and physical safeguards designed to protect customer information and to disclose their privacy policies and practices related to sharing customer information with affiliates and non-affiliates. These rules give customers the ability to “opt out” of having non-public information disclosed to third parties or receiving marketing solicitations from affiliates and non-affiliates based on non-public information received from our brokerage and banking entities. In May 2024, the SEC adopted amendments to Regulation S-P requiring enhanced safeguards for customer information, including incident response and breach notification requirements, with phased compliance beginning in December 2025. In addition, Executive Order 14117 and related regulations issued in January 2025 impose restrictions on certain cross-border transfers of sensitive personal data to designated countries, including China. The SEC and FINRA have also emphasized cybersecurity, supervisory controls, and third-party risk management, leading to heightened regulatory scrutiny. The Bank Secrecy Act, as amended by the U.S.A. PATRIOT ACT of 2001, or the BSA/USA PATRIOT Act, applies to our brokerage and banking entities and requires financial institutions to develop anti-money laundering programs to assist in the prevention and detection of money laundering and combating terrorism. In order to comply with the BSA/USA PATRIOT Act, we have an AML department that is responsible for developing and implementing our enterprise-wide programs for compliance with the various anti-money laundering and counterterrorist financing laws and us regulations. Our brokerage and banking entities are also subject to U.S. sanctions laws administered by the Office of Foreign Assets Control and we have policies and procedures in place to comply with these laws.

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

Recent Developments in the Australian Regulatory Framework

In 2025, Australian Financial Services (AFS) providers faced several significant regulatory changes aim at enhancing transparency, consumer protection, and financial stability.

(a) Privacy

The Privacy and Other Legislation Amendment Act 2024 (Cth), which commenced on December 10, 2024, came into effect in staged tranches, with the doxxing criminal offence provisions commencing on 10 June 2025 and automated decision-making transparency obligations scheduled to take effect from 10 December 2026. Key changes include:

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

(b) Mandatory Climate Reporting and Greenwashing Enforcement

On March 31, 2025, The ASIC released Regulatory Guide 280 Sustainability reporting, providing guidance on mandatory sustainability report preparation and disclosure obligations under the Corporations Act 2001 (Cth).

ASIC has indicated it will take a pragmatic and proportionate approach to supervision and enforcement of sustainability reports and early stages of the regime, in support of the primary goal of facilitating high quality climate reporting by large Australian business and financial institution.

(c) Reforms to Merger Regulations

The Treasury Laws Amendment (Mergers and Acquisitions Reform) Act 2024 (Cth), passed on 28 November 2024, substantially reformed Australia’s merger control framework.

From July 1, 2025, Australia entered a transitional period in which businesses could voluntarily notify the ACCC of transactions under the new merger regime. The mandatory regime requiring all acquisitions meeting prescribed thresholds to be notified to the ACCC has been in effect from January 1, 2026.

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

(e) Cybersecurity Obligations

Australia’s Cyber Security Act 2024 (Cth), commenced on November 29, 2024, introduced new cybersecurity measures targeting critical sectors, including financial services.

From May 29, 2025, businesses must report any payments or benefits given in response to a ransomware extortion demand within 72 hours to the Department of Home Affairs and the Australian Signals Directorate.

(f) AML/CTF Reform

On August 29, 2025, AUSTRAC tabled the new Anti-Money Laundering and Counter-Terrorism Financing Rules 2025 in Parliament, following a two-stage public consultation process. The Rules provide detailed obligations to support the amended Anti-Money Laundering and Counter-Terrorism Financing 2006 Act (Cth).

AML/CTF reforms are scheduled to commence on July 1, 2026 for Tranche 2 entities including the legal, accounting, real estate and jeweller industries. Existing reporting entities must implement the new Rules from March 31, 2026.

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

The TCSP license is usually valid for a period of three years and renewable upon re-assessment of fit and proper requirements. Our indirect wholly-owned subsidiary, Kastle Limited, was granted a TCSP license for a period of three years starting from January 29, 2019 and renewed subsequently, the new TCSP license is valid from January 29, 2025 to January 28, 2028. An application for license renewal must be made at least 60 days before it is due to expire.

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

In order that the CO and MLRO may discharge their responsibilities, the licensed TCSP’s senior management should ensure as far as practicable that the CO and MLRO are independent of all operational and business functions, normally based in Hong Kong, capable of accessing all available information, fully conversant in the relevant statutory and regulatory requirements and risks, provided with regular access to senior management, and of a sufficient level of seniority and authority. Depending on the scale, operation, nature of business and risk profile of the licensed TCSP, the same person may be appointed as its CO and MLRO. Given the relatively small size of Kastle Limited, Mr. Su Yansong has been appointed as both its CO and MLRO since January 26, 2026.

British Virgin Regulations Relating to Trust Services Providers

In the British Virgin Islands, persons carrying on trust business are required to be licensed under the Banks and Trust Companies Act, 1990 (as amended) (the “BTCA”) and Regulatory Code, 2009 (the “Code”). Trust companies are regulated by the BVI Financial Services Commission (the “FSC”), which is responsible for the licensing, supervision and ongoing regulation of trust service providers in the jurisdiction.

Under the BTCA, a Restricted Class II Trust Licence permits the licensee to carry on trust business in or from within the British Virgin Islands, subject to specific restrictions, including that the licensee can only carry on trust business, not exceeding fifty trusts.

Applicants for a trust license are required to satisfy the FSC that they, and their directors, shareholders and key functionaries, are fit and proper persons. In addition, the FSC will assess the applicant’s business plan, governance structure, internal controls, and compliance framework before granting the license.

Ongoing Requirements

Licensed trust companies in the British Virgin Islands are subject to ongoing regulatory obligations, including compliance with the BTCA, and other applicable regulatory guidelines issued by the FSC. Such obligations include, among others, the implementation of adequate customer due diligence procedures, record-keeping requirements, and the establishment of effective internal controls and risk management systems.

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

PRC Regulations on Dividend Withholding Tax

Pursuant to the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under the Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon conducting prescribed registration procedures with the competent authority. However, based on the Circular on the Issues concerning the Application of the Dividend Clauses of Tax Agreements issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement of the State Administration of Taxation on Issues Relating to “Beneficial Owner” in Tax Treaties, issued on February 3, 2018 by the SAT, Beneficial Owner refers to a person who owns and controls the income or the rights or property from which such income is derived. The Announcement also lays out the SAT negative factors that shall be taken into account when assessing whether a recipient of China-source income is a Beneficial Owner under tax treaty. Generally, conduit companies, which are established for the purpose of evading or reducing tax, or transferring or accumulating profits, will not be recognized as beneficial owners and thus are not entitled to the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement.

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

PRC Value-Added Tax

Pursuant to the Provisional Regulation of the PRC on Value-Added Tax issued by the State Council, effective on January 1, 1994, which was amended on November 10, 2008, February 6, 2016 and on November 19, 2017, or the Provisional Regulation, and its Implementing Rules, all entities and individuals that are engaged in the sale of goods, the provision of processing, repairs and installation services, sales of services, intangible assets, real property and the importation of goods in the PRC are required to pay a value-added tax, or VAT. According to the Provisional Regulation, the generally applicable VAT rates are simplified as 17%, 11%, 6% and 0%, and the VAT rate applicable to the small-scale taxpayers is 3%.

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

As of the date of this annual report, most of our entities were subject to the value-added tax at the rate of 6% for services provided as of December 31, 2025.

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

D. Property, Plants and Equipment

Facilities

We are headquartered in Singapore, where we lease 16,340 square feet. In addition, we also have leased properties principally for our operations in Beijing, Auckland, Sydney, Singapore, the State of New York, United States, Hong Kong and other cities in China. Our leased premises are leased from unrelated third parties who either have valid titles to the relevant properties or proper authorization from the title holder to sublease the property. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

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

We have achieved substantial growth since we launched our platform in August 2015. Our total revenues were US$272.5 million, US$391.5 million and US$612.1 million in 2023, 2024 and 2025, respectively. We generated net income of US$33.0 million, US$61.4 million and US$171.5 million in 2023, 2024 and 2025.

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

Key Components of Results of Operations

Revenues

Our revenues consist of commissions, financing service fees, interest income, and other revenues. The following table sets forth the breakdown of our total revenues, both in absolute amount and as a percentage of our total revenues, for the years indicated:

	For the years ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%
	(in thousands except for percentages)
Revenues:
Commissions	92,594	34.0	159,045	40.6	266,835	43.6
Financing service fees	12,179	4.4	11,312	2.9	10,723	1.7
Interest income	149,291	54.8	191,755	49.0	256,997	42.0
Other revenues	18,444	6.8	29,430	7.5	77,510	12.7
Total revenues	272,508	100.0	391,542	100.0	612,065	100.0
Interest expense	(46,958)	(17.2)	(60,804)	(15.5)	(73,356)	(12.0)
Total net revenues	225,550	82.8	330,738	84.5	538,709	88.0

Commissions

We earn commissions from the brokerage services we deliver for customers’ fully disclosed accounts and consolidated accounts. See Item 4.B “Business Overview-Our Core Products and Services-Brokerage Services-Types of Accounts.” We charge commission fees based on the amount of transaction volume, or the number of shares, lots or contracts in each order, which generally vary in accordance with the type of products or services, timing of account activation, eligibility for discounts and other factors. In 2023, 2024 and 2025, the average rate of commissions over trading volume was 0.0315%, 0.0288% and 0.0260%, respectively, which is the ratio of the total commissions to the total trading volume in the same period. The decrease in the average commission rates was primarily the lower average fee rate attributable to industry competition in the year 2025.

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

Financing service fees

Financing service fees include fees Interactive Brokers paid to us regarding the margin financing and securities borrowing and lending activities provided by Interactive Brokers to our fully disclosed account customers for trading purposes. We generally charge a specific rate above the interest rate of the margin loan or funding from the clearing agents. In 2023, 2024 and 2025, the average annualized rate of financing service fees over the average balance of the margin loans provided by the clearing agents was 3.18%, 2.74% and 1.57%, respectively. The decrease of financing service fees in 2025 compared with 2024 was primarily due to decreased interest rates.

Interest income

We earn interest income from margin financing and securities borrowing and lending activities we provided to our consolidated account customers for trading purposes. In 2023, 2024 and 2025, the average annualized rate of our margin financing and our securities borrowing and lending activities provided by us to the consolidated account customers on our platform was 8.16%, 5.69% and 5.33%, respectively. The increase of interest income in 2025 compared with 2024 was primarily due to the increase in margin financing and securities lending activities of our consolidated account customers, partially offset by decreased interest rates.

Other revenues

We earn other revenues primarily from fund management service, initial public offering (“IPO”) distribution service, currency exchange service and other service. Wealth management service is mainly derived from fund management which the Company act as a fund manager mainly in Singapore. Revenues from the IPO distribution service are derived from IPO underwriting fees and new share subscription service fees in relation to IPOs in the USA and Hong

Kong capital markets. IPO distribution revenue is generally recognized when the services are completed. Revenue from currency exchange service is charged to our clients for providing currency exchange service, which was recorded upon the time when the services are rendered to customers. We also earn revenue from promotional and advertisement services, and financial advisory service rendered to customers, which are recorded over the period of service provided.

Interest expense

We pay interest expense by borrowing from other licensed financial institutions and other parties to fund our margin financing business, securities borrowing and lending activities.

Operating Cost and Expenses

The following table sets forth our operating cost and expenses, both in absolute amount and as a percentage of total revenues, for the years indicated:

	For the years ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%
	(in thousands except for percentages)
Execution and clearing	9,084	3.3	14,652	3.7	20,538	3.4
Employee compensation and benefits (including share-based compensation)	100,751	37.0	122,366	31.3	167,170	27.3
Occupancy, depreciation and amortization	9,387	3.4	8,554	2.2	10,491	1.7
Communication and market data	30,831	11.3	38,893	9.9	46,457	7.6
Marketing and branding	20,860	7.7	28,530	7.3	49,463	8.1
General and administrative	21,791	8.0	39,279	10.0	36,209	5.9
Total operating cost and expenses	192,704	70.7	252,274	64.4	330,328	54.0

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

	For the years ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%
	(in thousands except for percentages)
Total revenues	272,508	100.0	391,542	100.0	612,065	100.0
Interest expense	(46,958)	(17.2)	(60,804)	(15.5)	(73,356)	(12.0)
Total net revenues	225,550	82.8	330,738	84.5	538,709	88.0
Total operating cost and expenses	(192,704)	(70.7)	(252,274)	(64.4)	(330,328)	(54.0)
Other income	13,148	4.8	3,300	0.8	(939)	(0.1)
Income before income taxes	45,994	16.9	81,764	20.9	207,442	33.9

Cybersecurity

For the years ended December 31, 2023, 2024 and 2025, US$0.6 million, US$0.6 million and US$3.0 million of cybersecurity mitigation costs have been expensed (excluding labor costs), respectively. As discussed in Item 16K. Cybersecurity, On July 10, 2025, we experienced a ransomware attack, resulting in restrictions of access to certain office environment shared folders. For the year ended December 31, 2025, we incurred approximately $1.86 million of costs related to remediation, restoration, communications, investigation and analysis, legal services, and other related expenses on such incident. There were no costs due to cybersecurity incidents in 2023 and 2024, nor was there any impact of cybersecurity incidents on our reportable segments.

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

Singapore

Our subsidiaries incorporated in Singapore are subject to an income tax rate of 17% for taxable income earned in Singapore. In particular, Tiger Brokers (Singapore) Pte Ltd has been awarded the Financial Sector Incentive Standard-Tier (FSI-ST) scheme with effect from 1 January 2025 to 31 December 2029. Income and expenses derived from qualifying financial activities is subject to tax at 13.5% concessionary tax rate. Singapore does not impose a withholding tax on dividends for resident companies.

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

China

Our PRC subsidiaries and the VIEs, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards. Under the EIT Law, the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. In addition, the EIT Law and its implementing rules permit qualified “State-encouraged High-new Technologies Company,” or the HNTE, to enjoy a reduced 15% EIT rate. The HNTE certificate is effective for a period of three years. Certain PRC subsidiaries, VIEs and VIEs’ subsidiaries, including Beijing U-Tiger Business, Beijing Yixin, Beijing U-Tiger Network, Hangzhou U-Tiger, Guangzhou U-Tiger and Beijing Xiangshang are qualified HNTEs and enjoy a reduced income tax rate of 15% for the years ended December 31, 2023, 2024 and 2025. An entity could re-apply for the HNTE certificate when the prior certificate expires. Historically, all companies successfully re-applied for the certificates when the prior certificate expired. Our other subsidiaries are subject to income tax rate of 25%, according to EIT Law.

In addition, most of our PRC subsidiaries, the VIEs and VIEs’ subsidiaries are subject to value-added taxes, or VAT, on the services they provide at the rate of 6%, plus related surcharges, less any deductible VAT they have already paid or borne.

The related enterprise income tax law also imposes a withholding income tax on dividends distributed by a foreign investment enterprise (“FIE”) to its immediate holding company outside of the PRC. According to the arrangement between Chinese mainland and HKSAR, dividends paid by an FIE in Chinese mainland to its immediate holding company in HKSAR will be subject to withholding tax at a rate of no more than 5%. Dividends paid by US subsidiaries to their non-US parent company are subject to US withholding tax at a rate of 30%. Cash dividends paid by a New

Zealand incorporated company are subject to a 5% withholding tax under the New Zealand-Singapore Double Tax Agreement. See “Item 3. Key Information – Certain Risks Related to Our Chinese Operations and Operating Structure – We may not be able to obtain certain tax benefits for dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiaries.”

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

Non-GAAP Financial Measure

In evaluating our business, we consider and use adjusted net income as a supplemental measure to review and assess our operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net income as net income excluding share-based compensation, and impairment loss from equity investments. Such adjustments have no impact on income tax.

We present this non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. Adjusted net income enables our management to assess our operating results without considering the impact of share-based compensation, and impairment loss from equity investments. We also believe that the use of this non-GAAP financial measure facilitate investors’ assessment of our operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net income is that they do not reflect all items of income and expense that affect our operations. Share-based compensation, and impairment loss from equity investment have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted net income. Further, this non-GAAP financial measure may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited. Other companies may calculate similarly titled measure differently, limiting the usefulness of such measure when analyzing our data comparatively.

This non-GAAP financial measure should not be considered in isolation or construed as alternatives to total operating expenses, net income or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review this historical non-GAAP financial measure in light of the most directly comparable GAAP measure, as shown below. This non-GAAP financial measure presented here may not be comparable to similarly titled measure presented by other companies. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the period indicated, both in absolute amounts and as percentages of our total revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period. The table below also sets forth a reconciliation of adjusted net income, a non-GAAP financial measure, from GAAP net income.

	For the years ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%
	(in thousands except for percentages)
Consolidated results of operations
Revenues:
Commissions	92,594	34.0	159,045	40.6	266,835	43.6
Financing service fees	12,179	4.4	11,312	2.9	10,723	1.7
Interest income	149,291	54.8	191,755	49.0	256,997	42.0
Other revenues	18,444	6.8	29,430	7.5	77,510	12.7
Total revenues	272,508	100.0	391,542	100.0	612,065	100.0
Interest expense	(46,958)	(17.2)	(60,804)	(15.5)	(73,356)	(12.0)
Total net revenues	225,550	82.8	330,738	84.5	538,709	88.0
Operating cost and expenses:
Execution and clearing	(9,084)	(3.3)	(14,652)	(3.7)	(20,538)	(3.4)
Employee compensation and benefits (including share-based compensation)	(100,751)	(37.0)	(122,366)	(31.3)	(167,170)	(27.3)
Occupancy, depreciation and amortization	(9,387)	(3.4)	(8,554)	(2.2)	(10,491)	(1.7)
Communication and market data	(30,831)	(11.3)	(38,893)	(9.9)	(46,457)	(7.6)
Marketing and branding	(20,860)	(7.7)	(28,530)	(7.3)	(49,463)	(8.1)
General and administrative	(21,791)	(8.0)	(39,279)	(10.0)	(36,209)	(5.9)
Total operating cost and expenses	(192,704)	(70.7)	(252,274)	(64.4)	(330,328)	(54.0)
Other income:	13,148	4.8	3,300	0.8	(939)	(0.1)
Income before income taxes	45,994	16.9	81,764	20.9	207,442	33.9
Income tax expense	(12,987)	(4.8)	(20,410)	(5.2)	(35,961)	(5.9)
Net income	33,007	12.1	61,354	15.7	171,481	28.0
Add non-GAAP adjustments
Share-based compensation	10,147	3.7	9,737	2.5	15,609	2.6
Adjusted Non-GAAP Net income	43,154	15.8	71,091	18.2	187,091	30.6

For discussion of 2023 and 2024 results, refer to the disclosures set forth under the heading “Item 5. Operating and Financial Review and Prospects – A. Operating Results” in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 23, 2025 and available on the internet site maintained by the SEC at www.sec.gov.

Year ended December 31, 2025 compared with year ended December 31, 2024

Revenues

Total revenues increased by 56.3% from US$391.5 million in 2024 to US$612.1 million in 2025. This increase was primarily driven by significant increases in commissions and interest income.

Commissions. Commissions were US$266.8 million in 2025, a 67.8% increase from US$159.0 million in 2024, driven by an increase in our user base and trading volume. Our trading volume increased from US$552.3 billion in 2024 to US$1,027.5 billion in 2025.

Financing service fees. Financing service fees were US$10.7 million in 2025, a decrease of 5.2% from US$11.3 million in 2024, primarily due to decreased interest rates. Financing service fees from margin financing activities decreased by 7.3% from US$10.6 million in 2024 to US$9.8 million in 2025. Financing service fees from securities lending activities increased by 24.0% from US$0.7 million in 2024 to US$0.9 million in 2025.

Interest income. Interest income was US$257.0 million in 2025, up 34.0% from US$191.8 million in 2024. This was primarily due to the increase in margin financing and securities lending activities of our consolidated account customers, partially offset by decreased interest rates. Interest income from securities lending activities increased by

30.8% from US$75.7 million in 2024 to US$99.0 million in 2025, interest income from margin financing activities increased by 39.0% from US$72.2 million in 2024 to US$100.3 million in 2025, which were mainly attributable to the increase in daily average securities lending and margin financing activities balance, respectively.

Other revenues. Other revenues were US$77.5 million in 2025, an increase of 163.4% from US$29.4 million in 2024. The increase was primarily due to the increase in our wealth management service revenue, which is mainly derived from fund management which the Company act as a fund manager mainly in Singapore, and increase in IPO distribution income supported by a rebound in Hong Kong IPO activity during the year.

Interest expense. Interest expense was US$73.4 million in 2025, an increase of 20.6% from US$60.8 million in 2024 due to the increase in margin financing and securities lending activities, partially offset by decreased interest rates.

Operating cost and expenses

Total operating cost and expenses increased by 30.9% from US$252.3 million in 2024 to US$330.3 million in 2025, due to the expansion of business scale, various cost and operating expenses had increased. Operating cost and expenses consisted of the following:

Execution and clearing. Execution and clearing expenses were US$20.5 million in 2025, an increase of 40.2% from US$14.7 million in 2024. This increase was primarily due to an increase in our trading volume. Our trading volume increased from US$552.3 billion in 2024 to US$1,027.5 billion in 2025.

Employee compensation and benefits. Employee compensation and benefits expenses were US$167.2 million in 2025, an increase of 36.6% from US$122.4 million in 2024, primarily due to an increase of global headcount to support our global expansion. We had 1,193 and 1,346 employees as of December 31, 2024 and 2025 respectively.

Occupancy, depreciation and amortization. Occupancy, depreciation and amortization expenses were US$10.5 million in 2025, an increase of 22.6% from US$8.6 million in 2024. The increase was primarily driven by higher lease-related costs and depreciation of leasehold improvements associated with the expansion of office space, which was undertaken to support our global expansion.

Communication and market data. Communication and market data expenses were US$46.5 million in 2025, an increase of 19.4% from US$38.9 million in 2024. This increase was due to increased IT-related fees.

Marketing and branding. Marketing and branding expenses were US$49.5 million in 2025, an increase of 73.4% from US$28.5 million in 2024, primarily due to higher marketing spending this year.

General and administrative. General and administrative expenses were US$36.2 million in 2025, a decrease of 7.8% from US$39.3 million in 2024 due to a decrease in bad debt expense.

Income before income taxes

We had a profit before income taxes of US$207.4 million in 2025, compared with US$81.8 million in 2024. The increase was primarily due to the increase of total revenues in 2025.

Income tax expense

We had income tax expense of US$36.0 million in 2025, compared with income tax expense of US$20.4 million in 2024, primarily due to the 153.7% year-over-year increase in our income before income tax expense.

Net income

As a result of the foregoing, our net income was US$171.5 million in 2025, as compared to a net income of US$61.4 million in 2024.

Adjusted net income, which excluded share-based compensation was US$187.1 million in 2025, as compared to US$71.1 million in 2024. See “Non-GAAP Financial Measure” for more information. See Item 5.A “Operating Results - Non-GAAP Reconciliations.”

Foreign Currency Fluctuations

Substantially all of our revenues are denominated in U.S. dollars and Hong Kong dollars and our expenses are denominated in Renminbi and U.S. dollars. We have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, our results of operations and financial condition will be affected by the exchange rate between U.S. dollar and Hong Kong dollar as well as between U.S. dollar and Renminbi because a substantial portion of our operating costs and expenses is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars. We may seek to reduce the currency risk by entering into foreign currency instruments. We did not have any currency hedging instruments as of December 31, 2023, 2024 and 2025, however management monitors movements in exchange rates closely. Also see Item 3.D “Risk Factors” and Item 11 “Quantitative and Qualitative Disclosures About Market Risk.”

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

Tiger Brokers SG is a capital markets services license holder under SFA 2001 of Singapore for (I) dealing in capital markets products that are securities, collective investment schemes, and exchange-traded derivatives contracts; (II) product financing; and (III) providing custodial services, and an exempt financial adviser under the FAA 2001 of Singapore for advising on investment products and issuing or promulgating analyses/reports on investment products that are securities, collective investment schemes, and exchange-traded derivatives contracts. Under the SFA, there is a requirement to maintain sufficient capital (“CAR”) as part of its condition to operate the business in Singapore. CAR is calculated using a risk-based capital approach. For Tiger Brokers SG, the minimum base capital requirement is SGD 5 million and, in addition, the firm is required to analyze its operational risk and determine further capital requirement according to the risk the business faces. Its financial resources (which definition includes its base capital) cannot fall below its total risk requirement (i.e., the amount required to address risks arising from its activities), and in the case that its financial resources fall below 120% of its total risk requirement, it is required to immediately notify the MAS of this fact.

To date, we have financed our operating and investing activities through net proceeds from our securities offerings, cash generated from operating activities and historical equity financing activities. As of December 31, 2024 and 2025, our cash and cash equivalents were US$393.6 million and US$791.0 million, respectively. Our cash and cash equivalents primarily consist of cash on hand, demand deposits with financial institutions, term deposits with an original maturity of three months or less and highly liquid investments, which are unrestricted for withdrawal or use, and which have original maturities of three months or less. We believe our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and material cash requirements for over the next 12 months. In the long term, beyond the next 12 months, we may decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, or at all.

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

Cash flows

The following table sets forth a summary of our cash flows for the periods presented:

	For the years ended December 31,
	2023	2024	2025
	US$ (in thousands)
Summary Consolidated Statement of Cash Flows Data:
Net cash (used in) provided by operating activities	(6,566)	827,978	1,316,685
Net cash used in investing activities	(7,751)	(8,657)	(5,749)
Net cash provided by (used in) financing activities	1,820	103,827	(2,930)
Increase (decrease) in cash and cash equivalents and restricted cash	(12,497)	923,148	1,308,006
Effect of exchange rate changes	(3,478)	(4,642)	26,640
Cash, cash equivalents and restricted cash at beginning of the year	1,955,729	1,939,754	2,858,260
Cash, cash equivalents and restricted cash at end of the year	1,939,754	2,858,260	4,192,906

Operating Activities

Net cash provided by operating activities in 2025 was US$1316.7 million, as compared to net income of US$171.5 million in 2025. The difference was primarily attributable to (i) an increase of US$1,521.3 million in amounts payables to customers resulting from resulting from an increase in our user base, and (ii) a decrease of US$272.8 million in receivables from brokers, dealers and clearing organizations resulting from the increased borrowed margin activities form brokers. This was positively impacted by (i) an increase of US$730.7 million in receivables from customers resulting from an increase in our user base, and (ii) an increase of US$18.3 million in Prepaid expenses and other current assets resulting from an increase in receivables from our wealth management income.

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

Investing Activities

Net cash used in investing activities in 2025 was US$5.7 million, consisting primarily of the purchase of property, equipment and intangible assets of US$5.5 million.

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

Financing Activities

Net cash used in financing activities in 2025 was US$2.9 million, consisting primarily of US$3.0 million used in repurchase of preferred shares from redeemable non-controlling interests.

Net cash provided by financing activities in 2024 was US$103.8 million, consisting primarily of net proceeds of US$103.7 million from follow-on public offering.

Net cash provided by financing activities in 2023 was US$1.8 million, consisting primarily of proceeds of US$1.7 million received from redeemable non-controlling interests.

Capital Expenditures

Our capital expenditures were primarily incurred for purchases of servers, equipment and software. Historically, the amount of our capital expenditures has been small. Our capital expenditures were US$2.8 million, US$1.6 million and US$5.5 million in 2023, 2024 and 2025, respectively. We intend to fund our future capital expenditures with our existing cash balance. We will continue to incur capital expenditures as needed to meet the expected growth of our business.

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

Our research and development expenses primarily consist of salaries and employee benefits, rental, and depreciation expenses related to the development of our proprietary trading platform, back-end technology and customer relationship management system. For the years ended December 31, 2023, 2024 and 2025, US$63.5 million, US$80.1 million and US$100.0 million of research and development costs have been expensed as incurred as the costs qualifying for capitalization have been insignificant.

D. Trend Information

Please refer to our disclosures set forth under Item 3.D “Risk Factors,” Item 4 “Information on the Company,” and elsewhere in this Item 5 “Operating and Financial Review and Prospects” for information regarding the material risks, business developments and strategies, factors, and trends that are most likely to affect our business and results of operations through 2025.

E. Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent liabilities in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Changes in the economic environment, financial markets, and any other parameters used in determining such estimates could cause actual results to differ. Our critical accounting estimates are described below. The critical accounting estimates should be read in conjunction with our risk factors as disclosed in “Item 3. Key Information—D. Risk Factors.” See Note 2 to our consolidated financial statements for the year ended December 31, 2025 for more information on our significant accounting policies.

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

Item 6. Directors, Senior Management, and Employees

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this report.

Directors and Executive Officers	Age	Position/Title
Tianhua Wu	41	Chief Executive Officer and Director
John Fei Zeng	46	Chief Financial Officer and Director
Jian Liu	54	Independent director
Chia Hung Yang	63	Independent director

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

B. Compensation

Compensation of Directors and Executive Officers

In 2025, we paid an aggregate of RMB2.2 million (US$0.3 million), HKD3.7 million (US$0.5 million) and US$0.2 million in cash to our executive officers and directors, and US$0.2 million to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC, New Zealand, U.S., Singapore and Hong Kong subsidiaries and our PRC VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. New Zealand has a statutory retirement savings scheme, Kiwisaver, in which New Zealand employees may participate.

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

2019 Performance Incentive Plan

In March 2019, we implemented the 2019 Performance Incentive Plan (the “2019 Plan”), which was approved by our board of directors to grant a maximum number of 52,000,000 ordinary shares under the 2019 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. In December 2020, the Company’s board of directors approved amendments to the 2019 Plan adding an additional 10,429,305 ordinary shares for issuance under the 2019 Plan, which were obtained through the Company’s share buyback plan. In May 2021, the Company’s board of directors approved an evergreen option plan which is to increase Class A ordinary shares to the Plan each year starting from 2021 in an amount equal to 1.5% of the total issued and outstanding shares as of December 31 of the immediately preceding year (“Evergreen Option”), and continuing as long as the unissued shares reserved under 2019 Plan account for less than ten percent (10%) of the total then issued and outstanding shares. The 2019 Plan consists of a share incentive plan for our service providers. The maximum aggregate number of Class A ordinary shares that could be issued pursuant to all awards under the 2019 Plan and 2018 Share Incentive Plan was 568,287,985 as of March 2026 (not accounting for future increases under the Evergreen Option) and the Company issued 455,483,757 Class A ordinary shares to the Plans as of March 2026. As of March 31, 2026, 388,632,106 Class A ordinary shares have been granted, excluding awards that were forfeited or cancelled after the relevant grant dates. In addition, as of the date of March 31, 2026, options to purchase 200,730,744 and 23,082,466 Class A ordinary shares have been granted and are outstanding, along with 265,173,192 and 87,949,755 restricted share units have been granted and are unvested.

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

Name	Class A Ordinary Shares Underlying Outstanding Awards	Exercise Price or Purchase Price (US$/Share)	Date of Grant	Date of Expiration
Chia Hung Yang	*		January 23, 2023	January 22, 2033
Jian Liu			April 15, 2021	April 14, 2031
			March 19, 2022	March 18, 2032
	*		March 19, 2026	March 18, 2036

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

Board Diversity Matrix

Board Diversity Matrix (As of March 31, 2026)
Country of Principal Executive Offices	Singapore
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	4
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

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

Compensation Committee. Our compensation committee consists of Mr. Tianhua Wu and Mr. John Fei Zeng. Mr. Tianhua Wu is the chairman of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our CEO may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Tianhua Wu and Mr. John Fei Zeng. Mr. Tianhua Wu is the chairman of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D. Employees

We had 1,109 and 1,193 employees as of December 31, 2023 and 2024 respectively. As of December 31, 2025, we had 1,346 employees, with 1,031 based in Chinese mainland and Hong Kong, 104 based in the United States, 144 based in Singapore, 40 based in New Zealand, and 27 based in Australia. Below is a breakdown of employees by their departments as of December 31, 2025.

Department	Number of employees	% of total
Research and development and technology	593	44.1%
Compliance, legal and finance	129	9.6%
Business and customer support	244	18.1%
Marketing	143	10.6%
Operations	75	5.6%
General and administration	162	12.0%
Total	1,346	100.0%

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of rules and regulations of the SEC, of our ordinary shares, on a fully diluted and as-converted basis, as of March 31, 2026, by:

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

Name	ADS Number	Percentage of Class	Class A Number[1]	Shares Percentage of Class	Class B Number	Shares Percentage of Class	Total Percentage Voting Power
Major Shareholders
Avenir View Limited[2]	10,667,580	5.88%	160,013,700	5.82%	—	—	3.54%
Directors and Executive Officers
Tianhua Wu3 4 5	16,273,249	8.97%	244,098,735	8.88%	97,611,722	100%	48.58%
John Fei Zeng[6]	533,333	0.29%	7,999,995	0.29%	—	—	—
Chia Hung Yang	19,999	0.01%	299,985	0.01%	—	—	—
Jian Liu	45,332	0.02%	679,980	0.02%	—	—	—
All directors and executive officers as a group	16,871,913	9.30%	253,078,695	9.21%	97,611,722	100%	48.78%

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
2.
The information provided with respect to Avenir View Limited is derived from a Schedule 13G filed with the SEC by Avenir Tech Limited, Avenir View Limited, Avenir Investment Holdings Limited and Mr. Lin Li on April 29, 2025. According to such Schedule 13G, Avenir View Limited, a British Virgin Islands company, beneficially owns 160,013,700 Class A Ordinary Shares in the form of ADSs through Avenir Tech Limited, which is wholly owned by Avenir View Limited. Avenir View Limited is in turn wholly owned by Avenir Investment Holdings Limited, and Mr. Lin Li owns 100% of the equity interests in Avenir Investment Holdings Limited. The reported Class A Ordinary Shares in the form of ADSs include 116,128,395 Class A Ordinary Shares in the form of ADSs directly held by Avenir Tech Limited and 43,885,305 Class A Ordinary Shares in the form of ADSs held by LL (BVI) Investment Limited, over which Avenir Tech Limited exercises sole voting power and sole dispositive power.
3.
Representing (i) 198,000,000 Class A Ordinary Shares in the form of ADSs which are beneficially owned by Mr. Tianhua Wu; and (ii) 46,098,735 Class A Ordinary Shares in the form of ADSs issued under the UP Fintech Holding Limited Share Incentive Plan and the UP Fintech Holding Limited 2019 Performance Incentive Plan of the Issuer (the “Plans”) with the voting rights attached thereto irrevocably entrusted to Mr. Tianhua Wu.
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

5.
On September 6, 2023, Mr. Tianhua Wu filed with the SEC a Form 144 (SEC File Number: 001-38833) in accordance with Rule 144 under the Securities Act of 1933, as amended. The filing disclosed Mr. Tianhua Wu's intention to sell up to 10 million ADSs under a plan intended to satisfy the affirmative defense conditions of Rule 10b5–1(c) under the Securities Exchange Act of 1934, as amended. Subsequently, on September 7, 2023, a Form 6-K was furnished to provide additional clarification regarding the aforementioned Form 144 filing pertaining to the proposed sale of securities. The Form 144 pertained to the total number of 10 million ADSs associated with TIGR call options proposed for sale under Mr. Wu's Rule 10b5-1 plan. As of March 31, 2026, 79,671 call option contracts were exercised resulted in the sale of 7,967,100 ADSs and 51,671 put option contracts were exercised resulted in the purchase of 5,167,100 ADSs.
6.
Representing (i) 4,000,005 Class A Ordinary Shares in the form of ADSs held by Mr. John Fei Zeng; and (ii) 3,999,990 Class A Ordinary Shares in the form of ADSs held by his spouse.

We have a dual-class share structure. Our outstanding ordinary shares consist of Class A ordinary shares and Class B ordinary shares, and Mr. Tianhua Wu and his family beneficially own all of our issued Class B ordinary shares through Sky Fintech Holding Limited, of which he is the director, and Mr. Tianhua Wu, with the voting rights entrusted to him under the 2018 and 2019 Performance Incentive Plan, is able to exercise 48.58% of the aggregate voting power of our total issued and outstanding share capital. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and is not convertible into Class B ordinary share under any circumstance. Each Class B ordinary share is entitled to 20 votes and will be automatically convert into one Class A ordinary share under certain circumstances. Our dual-class ordinary share structure involves certain risks. See “Item 3.D. Risk Factors” of this Annual Report on Form 20-F for more information about risks associated with our dual-class share structure.

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

On March 8, 2021, our subsidiary Tiger Brokers (Singapore) PTE Ltd entered into a Packaged Services Agreement with Alphalion Technology Limited controlled by Alphalion Technology Holding Limited. Under this agreement, Alphalion Technology Limited provided middle office system and license to Tiger Brokers (Singapore) PTE Ltd. As of December 31, 2025, the amount due from Alphalion Group regarding prepaid IT service fee and together with the short-term interest-free loans of previous year, total amount due from Alphalion Group was US$1.0 million. By the year end of 2025, IT service fee paid to Alphalion Group was US$0.1 million.

Transactions with Directors and Executive Officers

We provided brokerage services to our directors and executive officers. These services are provided in the ordinary course of business and are made on substantially similar terms as those prevailing at the same time for comparable transactions with unaffiliated persons. Amounts due from related parties in the consolidated balance sheets as of December 31, 2025, were receivable from such directors and executive officers and amounted to US$18.1 million. Amounts due to directors and executive officers amounted to US$69.9 million at the end of December 31, 2025. Revenue earned by providing brokerage services and margin loans to such directors and executive officers amounted to US$0.6 million for the year ended 2025, Interest expense paid to such directors and executive officers amounted to US$2.1 million for the year ended 2025,

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” for the Company’s Consolidated Financial Statements including the Notes thereto and reports of its independent registered accounting firms. The Company has not yet implemented a formal policy on dividend distributions.

B. Significant Changes

No significant changes except as disclosed in this annual report else have occurred since December 31, 2025, the date of the financial statements included in this annual report on Form 20-F.

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

Our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time and therefore may change from year to year. Our annual PFIC status is subject to significant uncertainties. For example, because we hold, and will continue to hold after this offering, a substantial amount of cash and cash equivalents, our annual PFIC status will depend in part on the value of our goodwill and other intangible assets for the relevant taxable year. The value of our goodwill and other intangible assets may be determined, in part, by reference to our market capitalization, which has been, and may continue to be, volatile. If the value of our goodwill and other intangible assets is so determined, our annual PFIC status will be affected by fluctuations of our market capitalization. In addition, the extent to which our goodwill and other intangible assets should be treated as active is not entirely clear, and we may be a PFIC if a significant portion of our goodwill and other intangible assets is treated as passive. Furthermore, it is not entirely clear whether certain items of our assets and liabilities shown on our balance sheet should be disregarded for purposes of the PFIC rules. For example, it is not entirely clear whether portions of the cash and other assets reflected on our balance sheet should be excluded from the value of our assets to the extent they are held for, or attributable to, our customers and are treated as our customers’ assets for certain local law purposes (“customers’ assets”). We believe it is reasonable to treat such customers’ assets as not forming part of our assets for PFIC purposes, but there can be no assurance that the Internal Revenue Service, or the IRS, will not successfully challenge this position, in which case we will likely be a PFIC. The extent to which certain of such customers’ assets (and corresponding liabilities) should be so disregarded for purposes of the PFIC rules is also not entirely clear. In addition, it is not entirely clear how the contractual arrangements between us and our VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIEs are not treated as owned by us for these purposes. While we believe it is reasonable to determine that we are not a PFIC for 2025, there can be no assurance regarding our PFIC status because the PFIC determination is highly factual. For these reasons, there is a substantial risk we are a PFIC for 2025 and will be a PFIC in future taxable years.

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

Foreign Exchange Risk

While most of our revenues are denominated in U.S. dollars and Hong Kong dollars and our expenses are denominated in Renminbi and U.S. dollars, the Company has not used any derivative financial instruments to hedge exposure to such risk as our exposure to foreign exchange risks should be limited in general per management’s assessment. Our results of operations and financial condition will be affected by the exchange rate between U.S. dollar and Hong Kong dollar as well as between U.S. dollar and Renminbi because a substantial portion of our operating costs and expenses is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars. We may seek to reduce the currency risk by entering foreign currency instruments in the future. Currently we did not hold any currency hedging instruments position as of December 31, 2024 and 2025 due to immaterial impact on our daily operation and financials, whilst the Company has been monitoring the exchange rates which may affect our business and financials and will take necessary actions to mediate foreign exchange risks. See Item 3.D “Risk Factors.”

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

None of these events occurred in any of the years ended December 31, 2023, 2024 and 2025.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rule 13a-15(e) of the Exchange Act, as of December 31, 2025. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, concluded that our disclosure controls and procedures were effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act). Our management evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

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

Attestation Report of the Independent Registered Public Accounting Firm

KPMG Huazhen LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2025 as stated in its report, which appears on page F-3 of this annual report on Form 20-F.

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

	For the years ended December 31,
	2024	2025
	US$ 000	US$ 000
Audit Fees (1)	2,798	2,535
Tax Fees (2)	95	84
Audit-Related Fees (3)	—	2
All Other Fees (4)	—	—
	2,893	2,621

(1)
Audit Fees represent the aggregate fees billed or to be billed for professional services rendered by KPMG Huazhen LLP for the audit of our annual financial statements, the reviews of our quarterly financial statements and services related to comfort letter issuance and for professional services rendered by KPMG member firms for the audits of financial statements of certain subsidiaries within the Group (including administrative fees, local tax and surcharges).
(2)
Tax Fees represent the aggregate fees billed or to be billed in each of the fiscal years listed for professional services rendered by our principal auditor for tax compliance and tax advice (including administrative fees, local tax and surcharges).
(3)
Audit-Related Fees are fees billed or to be billed in each of the fiscal years for assurance and related services by the KPMG member firm that are reasonably related to the performance of the audit or review of the registrant’s financial statements and are not reported under “Audit Fees” (including administrative fees, local tax and surcharges).
(4)
All Other Fees are fees billed or to be billed in each of the fiscal years for products and services provided by the principal accountant, other than the services reported under the other three line items.

Audit Committee’s Pre-Approval Policies and Procedures

The Company’s Audit Committee is responsible for appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors. All of the audit fees and non-audit fees paid with respect to 2025 were approved by the Audit Committee.

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

Item 16J. Insider Trading Policies

We have adopted insider trading policies and procedures governing the purchase, sale and other dispositions of our securities, by directors, senior managers and employees of our company that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations and any listing rules applicable to us. Copies of our Inside and Confidential Information Management Policy and our Employee Trading Management Policy were filed as Exhibits 11.2 and 11.3 to the annual report on Form 20-F in 2025.

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

On July 10, 2025, we experienced a ransomware attack, resulting in restrictions of access to certain office environment shared folders and completed the recovery of all of the affected file data on July 20, 2025. We engaged an independent third-party cybersecurity expert, with support from its managed detection and response provider, to investigate the nature and scope of the incident, assist with containment, and ensure no ongoing unauthorized activity. We also promptly notified the relevant regulatory authorities upon discovery of the incident, and we have not received any notices related to the commencement of any formal disciplinary proceedings with respect to this incident. Recommended and implemented remediation measures have already been adopted, including rebuilding affected devices, credential resets, enhanced monitoring and endpoint protection, phased migration away from the legacy VPN toward a zero-trust access model, and further strengthening of network segregation and ransomware defenses, aiming to prevent similar incident in the future. To date, we have worked with data discovery and review team to determine the scope, nature, and extent of information potentially impacted. We have notified business partners and critical vendors about the incident. For the year ended December 31, 2025, we incurred approximately $1.86 million of costs related to remediation, restoration, communications, investigation and analysis, legal services, and other related expenses. We will invest more on the prioritization and upgrade on our systems and network defenses, aiming to prevent similar incident in the future. There’s no other similar incident occurred for the year ended December 31, 2025.

As of the date of this report, the incident did not materially affect us, our business strategy, results of operation or financial condition.

PART III

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

The audited Consolidated Financial Statements as required under Item 18 are attached hereto starting on page F-1 of this annual report on Form 20-F.

Item 19. Exhibits

A list of exhibits included as part of this annual report on Form 20-F is set forth in the Index to Exhibits immediately following this Item 19.

INDEX TO EXHIBITS

Exhibit No.		Exhibit Description	Incorporated by Reference to
1.1	†	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant	Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

2.1	†	Description of the registrant’s securities registered pursuant to Section 12 of the Exchange Act.	Exhibit 2.1 to the annual report on Form 20-F (File No. 001-38833) filed with the SEC on April 29, 2020

2.2	†	Specimen American Depositary Receipt (contained in Exhibit 2.4)	Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

2.3	†	Specimen Form of Class A Ordinary Share Certificate	Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

2.4	††	Form of Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder	Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

2.5	†	Form of Registration Rights Agreement	Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

3.1	†	Form of Irrevocable Voting Proxy by and among holders of options awarded under the 2018 Share Incentive Plan and the 2019 Performance Incentive Plan and Wu Tianhua	Exhibit 3.1 to the annual report on Form 20-F (File No. 001-38833) filed with the SEC on April 29, 2020

4.1	†	English translation of Exclusive Business Cooperation Agreement between Beijing Rongke and Beijing Bohu dated June 7, 2018	Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.2	†	Exclusive Option Contract dated November 1, 2023, among Beijing Bohu, Beijing Rongke and each shareholder of Beijing Rongke, which replaced and superseded the version dated October 11, 2022	Exhibit 4.2 to the annual report on Form 20-F (File No. 001-38833) filed with the SEC on April 22, 2024

4.3	†	Equity Pledge Contract dated November 1, 2023 among Beijing Bohu, Beijing Rongke and each shareholder of Beijing Rongke, which replaced and superseded the version dated October 11, 2022	Exhibit 4.2 to the annual report on Form 20-F (File No. 001-38833) filed with the SEC on April 22, 2024

4.4	†	English translation of Powers of Attorney dated November 1, 2023 among Beijing Bohu and each of the shareholders of Beijing Rongke, which replaced and superseded the version dated October 11, 2022	Exhibit 4.2 to the annual report on Form 20-F (File No. 001-38833) filed with the SEC on April 22, 2024

4.5	†	English translation of the form of Spouse Consent Letter by the spouse of each married shareholder of Beijing Rongke	Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.6	†	English translation of Exclusive Business Cooperation Agreement between Beijing Yixin and Beijing Yiyi dated October 30, 2018	Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.7	†	English translation of Exclusive Option Contract among Beijing Yixin, shareholders of Beijing Yiyi and Beijing Yiyi dated October 30, 2018	Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.8	†	English translation of Equity Pledge Contract among Beijing Yixin, shareholders of Beijing Yiyi and Beijing Yiyi dated October 30, 2018	Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.9	†	English translation of the Power of Attorney between Beijing Yixin and shareholders of Beijing Yiyi dated October 30, 2018	Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.10	†	English translation of the form of Spouse Consent Letter by the spouse of each married shareholder of Beijing Yiyi	Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.11	†	Form of Employment Agreement between the Registrant and its executive officers	Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.12		[Reserved]	[Reserved]

4.13	†	Consolidated Clearing Agreement between IB LLC and Top Capital Partners Limited	Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.14	†	Fully Disclosed Clearing Agreement between IB LLC and Top Capital Partners Limited	Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.15	†	Lease Contract for the Singapore office	Filed herewith

4.16	†	Subscription Agreement by and between the Registrant and IB Global Investments LLC dated March 8, 2019	Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.17	†	UP Fintech Holding Limited Share Incentive Plan adopted in June 2018 and amended in December 2018	Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

4.18	†	UP Fintech Holding Limited Amended and Restated 2019 Performance Incentive Plan	Exhibit 10.1 to the registration statement on Form S-8 (File No. 333-259241) filed with the SEC on September 1, 2021

8.1		List of principal subsidiaries and consolidated affiliated entities of the Registrant	Filed herewith

11.1	†	Code of Business Conduct and Ethics	Exhibit 99.8 to the registration statement on Form F-1 (File No. 333-229808), as amended, initially filed with the SEC on February 22, 2019)

11.2		Inside and Confidential Information Management Policy	Exhibit 11.2 to the registration statement on Form F-1 (File No. 001-38833), as amended, initially filed with the SEC on April 23, 2025)

11.3		Employee Trading Management Policy	Exhibit 11.3 to the registration statement on Form F-1 (File No. 001-38833), as amended, initially filed with the SEC on April 23, 2025)

12.1		Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer	Filed herewith

12.2		Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer	Filed herewith

13.1		Certification of the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith

13.2		Certification of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith

15.1		Consent of KPMG Huazhen LLP Certified Public Accountants	Filed herewith

15.2	Consent of JunHe LLP	Filed herewith

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

UP FINTECH HOLDING LIMITED

/s/ Tianhua Wu
Name: Tianhua Wu
Title: Chief Executive Officer and Director

Dated: April 24, 2026

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED December 31, 2023, 2024 and 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

UP Fintech Holding Limited:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of UP Fintech Holding Limited and subsidiaries (the Company) as of December 31, 2024 and 2025, the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2025 and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2025, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Realizability of deferred tax assets

As discussed in Notes 2 and 8 to the consolidated financial statements, the Group’s deferred tax assets and valuation allowance were US$34,243,610 and US$21,316,154 respectively, as of December 31, 2025. Deferred tax assets are reduced by a valuation allowance if, in the opinion of management, it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The realizability of deferred tax assets requires significant judgment associated with evaluation of past and projected financial performance which incorporates projections of future taxable income, including certain forecasted revenues and expenses, by tax-paying component.

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

Beijing, China

April 24, 2026

UP FINTECH HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS
(All amounts in US$, except for share, per share data, or otherwise noted)

	As of December 31,
	2024	2025
	US$	US$
Assets:
Cash and cash equivalents	393,576,874	791,016,893
Cash-segregated for regulatory purpose	2,464,683,625	3,401,889,322
Term deposits	1,075,260	2,061,474
Receivables from customers (net of allowance of US$15,284,002 and US$5,050,501 as of December 31, 2024 and 2025)	1,052,972,649	1,785,416,288
Receivables from brokers, dealers, and clearing organizations (net of allowance of nil as of December 31, 2024 and 2025)	2,305,740,507	2,032,966,861
Financial instruments held, at fair value	75,547,082	85,541,628
Prepaid expenses and other current assets	17,629,819	33,956,983
Amounts due from related parties	16,720,671	19,077,760
Total current assets	6,327,946,487	8,151,927,209
Long-term deposits	1,369,994	—
Right-of-use assets	10,880,673	11,674,596
Property, equipment and intangible assets, net	15,358,528	14,364,025
Crypto assets held	—	4,339,298
Goodwill	2,492,668	2,492,668
Long-term investments	7,658,809	9,810,822
Equity method investment	10,203,622	10,585,414
Other non-current assets	6,828,553	10,932,109
Deferred tax assets	8,573,135	10,404,896
Total assets	6,391,312,469	8,226,531,037
Liabilities:
Payables to customers	3,574,651,125	5,095,965,998
Payables to brokers, dealers and clearing organizations	1,914,769,701	1,903,912,312
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of US$10,624,181 and US$16,083,646 as of December 31, 2024 and 2025, respectively)	67,263,254	111,689,582
Convertible bonds – current	—	111,178,103
Lease liabilities – current (including lease liabilities – current of the consolidated VIEs without recourse to the Group of US$969,176 and US$860,712 as of December 31,2024 and 2025, respectively)	4,153,928	6,777,918
Amounts due to related parties	874,331	69,935,059
Total current liabilities	5,561,712,339	7,299,458,972
Convertible bonds – non-current	159,505,397	51,000,000
Lease liabilities – non-current (including lease liabilities – non-current of the consolidated VIEs without recourse to the Group of US1,292,591 and US$705,038 as of December 31, 2024 and 2025, respectively)	5,902,323	4,198,997
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to the Group of US$27,247 and US$16,522 as of December 31, 2024 and 2025, respectively)	2,068,661	1,694,325
Total liabilities	5,729,188,720	7,356,352,294
Commitments and Contingencies (Note 19)
Mezzanine equity
Redeemable non-controlling interests	7,177,668	4,946,478
Total Mezzanine equity	7,177,668	4,946,478
Shareholders’ equity:
Class A ordinary shares (US$0.00001 par value; 4,662,388,278 shares authorized as of December 31, 2024 and 2025, 2,542,714,350 and 2,580,205,825 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	25,427	25,802
Class B ordinary shares (US$0.00001 par value; 337,611,722 shares authorized as of December 31, 2024 and 2025, 97,611,722 shares issued and outstanding as of December 31, 2024 and 2025)	976	976
Additional paid-in capital	619,030,730	634,203,244
Statutory reserve	12,425,463	15,587,049
Retained earnings	37,843,547	208,408,915
Treasury stock (10,429,305 shares as of December 31, 2024 and 2025)	(2,172,819)	(2,172,819)
Accumulated other comprehensive (loss) income	(11,919,310)	9,454,230
Total UP Fintech shareholders’ equity	655,234,014	865,507,397
Non-controlling interests	(287,933)	(275,132)
Total equity	654,946,081	865,232,265
Total liabilities, mezzanine equity and equity	6,391,312,469	8,226,531,037

The accompanying notes are an integral part of these consolidated financial statements.

UP FINTECH HOLDING LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(All amounts in US$, except for share, per share data, or otherwise noted)

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Revenues
Commissions(a)	92,593,458	159,045,052	266,834,904
Interest related income(a)
Financing service fees	12,178,838	11,311,560	10,722,961
Interest income(a)	149,291,006	191,754,746	256,997,093
Other revenues	18,444,293	29,430,071	77,509,959
Total revenues	272,507,595	391,541,429	612,064,917
Interest expense(a)	(46,957,657)	(60,803,516)	(73,355,788)
Total net revenues	225,549,938	330,737,913	538,709,129
Operating cost and expenses:
Execution and clearing	(9,084,089)	(14,651,612)	(20,537,788)
Employee compensation and benefits (including share-based compensation of US$10,147,362, US$9,736,901 and US$15,609,141 for the years ended December 31, 2023, 2024 and 2025, respectively)	(100,750,644)	(122,365,537)	(167,169,609)
Occupancy, depreciation and amortization	(9,387,056)	(8,554,315)	(10,491,419)
Communication and market data(a)	(30,831,488)	(38,893,381)	(46,456,565)
Marketing and branding	(20,859,834)	(28,530,053)	(49,462,729)
General and administrative	(21,791,263)	(39,278,674)	(36,209,499)
Total operating cost and expenses	(192,704,374)	(252,273,572)	(330,327,609)
Other income (expenses):
Others, net	13,148,173	3,299,308	(939,034)
Income before income taxes	45,993,737	81,763,649	207,442,486
Income tax expense	(12,986,310)	(20,409,721)	(35,960,865)
Net income	33,007,427	61,353,928	171,481,621
Less:
Net (loss) income attributable to non-controlling interests	(98,285)	(4,477)	48,896
Accretion of redeemable non-controlling interests to redemption value	(542,187)	(630,485)	(533,188)
Net income attributable to ordinary shareholders of UP Fintech	32,563,525	60,727,920	170,899,537
Net income per share attributable to ordinary shareholders of UP Fintech:
Basic	0.014	0.025	0.064
Diluted	0.014	0.024	0.062
Weighted average shares used in calculating net income per ordinary share:
Basic	2,325,338,439	2,404,640,854	2,651,608,820
Diluted	2,427,268,831	2,534,097,315	2,807,732,382
Other comprehensive (loss) income, net of tax:
Unrealized (loss) gain on available-for-sale securities (net of tax effect of nil, nil and nil for the years ended December 31, 2023, 2024 and 2025, respectively)	(450,325)	343,892	2,207,391
Change in cumulative foreign currency translation adjustment	(545,498)	(9,022,611)	19,154,156
Total Comprehensive income	32,011,604	52,675,209	192,843,168
Total Comprehensive (loss) income attributable to non-controlling interests	(92,526)	3,121	36,902
Accretion of redeemable non-controlling interests to redemption value	(542,187)	(630,485)	(533,188)
Total Comprehensive income attributable to ordinary shareholders of UP Fintech	31,561,943	52,041,603	192,273,078

(a)
Includes the following revenues, costs and expenses resulting from transactions with related parties for the years ended December 31, 2023, 2024 and 2025 (Note 16):

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Commissions	122,113	174,250	163,947
Interest related income
Interest income	1,379,238	1,601,526	469,172
Interest expense	—	(372,961)	(2,074,668)
Communication and market data	(150,360)	(116,150)	(100,000)

The accompanying notes are an integral part of these consolidated financial statements.

UP FINTECH HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(All amounts in US$, except for share, per share data, or otherwise noted)
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

	Class A ordinary shares		Class B ordinary shares		Treasury stock purchases		Additional paid in capital
	Shares	Amount	Shares	Amount	Shares	Amount	Amount
		US$		US$		US$	US$
Balance as of January 1, 2023	2,221,403,067	22,213	97,611,722	976	10,429,305	(2,172,819)	495,705,684
Issuance of Class A ordinary shares upon settlement of share-based awards	31,489,778	315	—	—	—	—	140,068
Class B ordinary shares converted into Class A ordinary shares	—	—	—	—	—	—	—
Capital contribution from non-controlling interests	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	10,144,515
Provision of statutory reserve	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—
Unrealized loss on available-for-sale securities	—	—	—	—	—	—	—
Accretion of redeemable non-controlling interests	—	—	—	—	—	—	(542,187)
Net income (loss)	—	—	—	—	—	—	—
Balance as of December 31, 2023	2,252,892,845	22,528	97,611,722	976	10,429,305	(2,172,819)	505,448,080
Issuance of Class A ordinary shares upon settlement of share-based awards	31,071,505	311		—	—	—	84,799
Issuance of ordinary shares upon follow-on public offering	258,750,000	2,588	—	—	—	—	104,394,424
Share-based compensation	—	—	—	—	—	—	9,733,912
Provision of statutory reserve	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—
Unrealized gain on available-for-sale securities	—	—	—	—	—	—	—
Accretion of redeemable non-controlling interests	—	—	—	—	—	—	(630,485)
Net income (loss)	—	—	—	—	—	—	—
Balance as of December 31, 2024	2,542,714,350	25,427	97,611,722	976	10,429,305	(2,172,819)	619,030,730
Retrospective application	—	—	—	—	—	—	—
Issuance of Class A ordinary shares upon settlement of share-based awards	37,491,475	375	—	—	—	—	100,522
Share-based compensation	—	—	—	—	—	—	15,605,180
Provision of statutory reserve	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—
Unrealized gain on available-for-sale securities	—	—	—	—	—	—	—
Accretion of redeemable non-controlling interests	—	—	—	—	—	—	(533,188)
Net income	—	—	—	—	—	—	—
Balance as of December 31, 2025	2,580,205,825	25,802	97,611,722	976	10,429,305	(2,172,819)	634,203,244

UP FINTECH HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(All amounts in US$, except for share, per share data, or otherwise noted)
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

	Statutory Reserves	Accumulated other comprehensive income (loss)	(Accumulated deficit)/retained earnings	Non-controlling interests	Total equity
	US$	US$	US$	US$	US$
Balance as of January 1, 2023	6,171,627	(2,231,411)	(50,366,734)	(142,644)	446,986,892
Issuance of Class A ordinary shares upon settlement of share-based awards	—	—	—	—	140,383
Class B ordinary shares converted into Class A ordinary shares	—	—	—	—	—
Capital contribution from non-controlling interests	—	—	—	—	—
Share-based compensation	—	—	—	2,847	10,147,362
Provision of statutory reserve	2,339,412	—	(2,339,412)	—	—
Foreign currency translation adjustment	—	(551,257)	—	5,759	(545,498)
Unrealized loss on available-for-sale securities	—	(450,325)	—	—	(450,325)
Accretion of redeemable non-controlling interests	—	—	—	(28,536)	(570,723)
Net income (loss)	—	—	33,105,712	(98,285)	33,007,427
Balance as of December 31, 2023	8,511,039	(3,232,993)	(19,600,434)	(260,859)	488,715,518
Issuance of Class A ordinary shares upon settlement of share-based awards	—	—	—	—	85,110
Issuance of ordinary shares upon follow-on public offering	—	—		—	104,397,012
Share-based compensation	—	—	—	2,989	9,736,901
Provision of statutory reserve	3,914,424	—	(3,914,424)	—	—
Foreign currency translation adjustment	—	(9,030,209)	—	7,598	(9,022,611)
Unrealized gain on available-for-sale securities	—	343,892	—	—	343,892
Accretion of redeemable non-controlling interests	—	—	—	(33,184)	(663,669)
Net income (loss)	—	—	61,358,405	(4,477)	61,353,928
Balance as of December 31, 2024	12,425,463	(11,919,310)	37,843,547	(287,933)	654,946,081
Retrospective application	—	—	2,294,229	—	2,294,229
Issuance of Class A ordinary shares upon settlement of share-based awards	—	—	—	—	100,897
Share-based compensation	—	—	—	3,961	15,609,141
Provision of statutory reserve	3,161,586	—	(3,161,586)	—	—
Foreign currency translation adjustment	—	19,166,149	—	(11,993)	19,154,156
Unrealized gain on available-for-sale securities	—	2,207,391	—	—	2,207,391
Accretion of redeemable non-controlling interests	—	—	—	(28,063)	(561,251)
Net income	—	—	171,432,725	48,896	171,481,621
Balance as of December 31, 2025	15,587,049	9,454,230	208,408,915	(275,132)	865,232,265

The accompanying notes are an integral part of these consolidated financial statements.

UP FINTECH HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in US$, except for share, per share data, or otherwise noted)

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Cash flows from operating activities:
Net income	33,007,427	61,353,928	171,481,621
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	10,147,362	9,736,901	15,609,141
Depreciation and amortization	2,838,552	2,624,290	2,894,716
Fair value change of financial instruments held, at fair value	(16,142,109)	(10,196,099)	(2,946,352)
Loss on disposal of subsidiaries	—	—	331,789
Gain from equity investments, net of impairments	(6,889)	(210,511)	(225,800)
Allowance for doubtful accounts	363,417	14,292,716	1,332,327
Loss on disposal of property and equipment	—	—	721,537
Foreign currency exchange loss (gain)	3,122,874	(4,060,340)	(7,794,139)
Deferred tax (benefit) expense	3,206,495	829,366	(1,671,047)
Interest expense from convertible bonds	2,550,208	2,617,706	2,672,706
Changes in operating assets and liabilities:
Financial instruments held, at fair value	(249,167,561)	363,008,571	(8,077,171)
Receivables from customers	(108,963,426)	(313,904,166)	(730,666,224)
Receivables from brokers, dealers and clearing organizations	415,068,652	(1,763,863,578)	272,773,646
Amounts due from/to related parties	6,468,157	(18,006,726)	66,703,639
Prepaid expenses and other current assets	(4,719,181)	1,174,192	(18,129,956)
Operating lease right-of-use assets	4,892,207	(1,812,788)	(793,923)
Other non-current assets	(550,983)	(2,058,980)	(4,461,237)
Payables to customers	(83,098,889)	661,344,567	1,521,314,873
Payables to brokers, dealers and clearing organizations	(23,848,815)	1,799,997,770	(10,857,389)
Accrued expenses and other current liabilities	4,604,199	24,786,008	45,551,282
Operating lease liabilities	(4,969,139)	1,145,234	920,664
Deferred income	(1,368,912)	(819,809)	—
Net cash (used in) provided by operating activities	(6,566,354)	827,978,252	1,316,684,703
Cash flows from investing activities:
Purchase of property, equipment and intangible assets	(2,764,030)	(1,553,276)	(5,482,918)
Payment for long-term investments	(500,000)	—	—
Payment for equity method investment	—	(10,000,000)	—
Cash received from disposal of a subsidiary	—	—	388,335
Purchase of term deposits	(4,225,412)	(196,702)	—
Maturity of term deposits	74,679	2,816,941	470,751
Advances to employees	(342,686)	269,403	(1,169,167)
Dividend received	6,889	6,889	44,245
Net cash used in investing activities	(7,750,560)	(8,656,745)	(5,748,754)
Cash flows from financing activities:
Proceeds received from redeemable non-controlling interests	1,680,036	—	—
Net proceeds received from follow-on public offering (net of offering cost of US$835,813)	—	103,742,312	—
Repurchase of preferred shares from redeemable non-controlling interests	—	—	(3,030,555)
Proceeds received from issuance of Class A Ordinary Shares upon settlement of share-based awards	140,383	85,110	100,897
Net cash provided by (used in) financing activities	1,820,419	103,827,422	(2,929,658)
Increase (decrease) in cash, cash equivalents and restricted cash	(12,496,495)	923,148,929	1,308,006,291
Effect of exchange rate changes	(3,478,233)	(4,642,231)	26,639,425
Cash, cash equivalents and restricted cash at beginning of the year	1,955,728,529	1,939,753,801	2,858,260,499
Cash, cash equivalents and restricted cash at end of the year	1,939,753,801	2,858,260,499	4,192,906,215
Cash, cash equivalents and restricted cash:
Cash and cash equivalents	322,599,616	393,576,874	791,016,893
Cash-segregated for regulatory purpose	1,617,154,185	2,464,683,625	3,401,889,322
Supplemental disclosure of cash flow information:
Income taxes paid (net of refunds)	13,324,309	11,288,825	26,068,379

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

As of December 31, 2025, details of the Group’s major principal operating subsidiaries, VIEs and VIEs’ subsidiaries were as follows:

	Date of incorporation or acquisition	Place of establishment/ incorporation	Percentage of legal ownership
Subsidiaries:
Tiger Brokers (NZ) Limited (“TBNZ”)	August 02, 2016	New Zealand	100%
Up Fintech International Limited (“Up International”)	February 08, 2018	Hong Kong	100%
Tiger Brokers (Singapore) PTE Ltd. (“Tiger Brokers SG”)	March 27, 2018	Singapore	100%
US Tiger Securities, Inc. (“US Tiger Securities”)	March 30, 2018	United States of America(“USA”)	100%
Beijing Bohu Xiangshang Technology Co., LTD (“Beijing BHXS”, “Beijing WFOE I”)	May 17, 2018	PRC	100%
Beijing Xiangshang Yixin Technology Co., Ltd (“Beijing Yixin”, “Beijing WFOE II”)	July 26, 2018	PRC	100%
Trading Front Inc (“Trading Front”)	August 01, 2018	USA	100%
Wealthn LLC (“Wealthn”)	August 01, 2018	USA	100%
Kastle Limited (“Kastle”)	October 15, 2018	Hong Kong	100%
TradeUP Securities Inc (US) (“TradeUP Securities”)	July 12, 2019	USA	100%
Tradeup Inc. (“Tradeup”)	October 10, 2019	USA	100%
Hangzhou U-Tiger Technology Co. LTD (“Hangzhou U-Tiger”)	April 09, 2020	PRC	100%[1]
Tiger Fintech (NZ) Limited (“TFNZ”)	May 17, 2021	New Zealand	100%
Tiger Services (AU) Pty Ltd (“Tiger Services AU”)	August 27, 2021	Australia	100%
Tiger Brokers (AU) PTY Limited (“TBAU”)	September 13, 2021	Australia	100%
Tiger Brokers (HK) Global Limited (“Tiger Brokers HK”)	October 26, 2021	Hong Kong	100%
Tiger Fund Management PTE.LTD (“Tiger Fund Management”)	July 08, 2022	Singapore	100%
VIEs:
Beijing Xiangshang Rongke Technology Co. LTD (“Beijing Rongke”, “Ningxia VIE”)	June 11, 2014	PRC	Consolidated VIE
Beijing Xiangshang Yiyi Laohu Technology Group Co., LTD (“Beijing Yiyi”, “Beijing VIE”)	October 29, 2018	PRC	Consolidated VIE
VIEs’ subsidiaries:
Beijing U-Tiger Network Technology Co., LTD (“Beijing U-Tiger Network”)	April 20, 2016	PRC	VIE’s subsidiary
Beijing U-Tiger Business Service Co., Ltd (“Beijing U-Tiger Business”)	April 21, 2016	PRC	VIE’s subsidiary
Beijing Zhijianfengyi Information Technology Co., Ltd (“Beijing ZJFY”)	January 25, 2018	PRC	VIE’s subsidiary
Beijing Yixin Xiangshang Technology Co.,LTD (“Beijing Xiangshang”)	September 05, 2018	PRC	VIE’s subsidiary
Guangzhou U-Tiger Technology Co., LTD (“Guangzhou U-Tiger”)	December 24, 2018	PRC	VIE’s subsidiary

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

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs and VIEs’ subsidiaries taken as a whole, which were included in the Group’s consolidated financial statements with intercompany balances and transactions eliminated between the VIEs and VIEs’ subsidiaries:

	As of December 31,
	2024	2025
	US$	US$
Current assets	59,584,580	65,528,679
Non-current assets	8,219,993	6,043,835
Total assets	67,804,573	71,572,514
Current liabilities	28,658,433	41,345,603
Non-current liabilities	1,319,839	721,561
Total liabilities	29,978,272	42,067,164

	For the years ended December, 31
	2023	2024	2025
	US$	US$	US$
Total revenues	24,775,979	28,432,186	34,131,716
Net loss	(4,204,124)	(1,185,593)	(8,597,251)

	For the years ended December, 31
	2023	2024	2025
	US$	US$	US$
Net cash used in operating activities	(205,895)	(2,599,577)	(2,242,085)
Net cash (used in) provided by investing activities	(6,169,149)	1,626,555	6,359,743
Net cash provided by financing activities	402,292	1,011,823	1,163,072

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

1.
ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

Risks in relation to the VIE structure (Continued)

Total assets as of December 31, 2024 and 2025 disclosed above include amounts due from affiliated companies within the Group, amounting to US$42,440,971 and US$37,153,794, respectively. Total liabilities as of December 31, 2024 and 2025 disclosed above include amounts due to the internal companies amounting to US$17,061,601 and US$20,260,021 respectively. During 2023, 2024 and 2025, the VIEs earned inter-company total revenues amounting to US$21,984,942, US$25,695,953 and US$30,777,779, respectively. All of these intercompany balances and transactions have been eliminated in consolidation.

The Group’s main revenues were mostly generated from its wholly owned subsidiaries in New Zealand, Singapore, Hong Kong and the United States for the years ended December 31, 2023, 2024 and 2025. Most of Group’s consolidated VIEs and their subsidiaries operate business in the PRC and their main functions are to support Group’s licensed/registered entities in New Zealand, Singapore, and the United States (“Licensed Entities”). Certain of the costs generated by VIEs and their subsidiaries are covered by these Licensed Entities through inter-company transactions, and the Group expect that the Licensed Entities will cover a substantial majority of such costs in the future. In general, the holding company transfers funds from financing (including funds from its IPO, follow-on equity offerings, and offerings of convertible bonds, as applicable) to Licensed Entities in the form of capital injections or loans to support their business expansion. These Licensed Entities pay the Group’s consolidated VIEs and their subsidiaries periodically for the services rendered through inter-company transactions, pursuant to the terms of the contractual arrangements between them.

The Company’s subsidiaries and consolidated VIEs did not declare nor distribute any dividends or distributions for the years ended December 31, 2023, 2024 and 2025. Additionally, the holding company did not declare nor distribute any dividends or distribution for the years ended December 31, 2023, 2024 and 2025.

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

Derivative financial instruments

The Company may acquire derivative financial instruments (i.e., warrants) during the course of its IPO distribution services. The Company does not use derivative financial instruments for speculative purposes. The Company records the derivative financial instruments in financial instrument held, at fair value on its consolidated balance sheets and measures these instruments at fair value. As of December 31, 2024 and 2025, the Company held nil derivative financial instruments in the Company’s consolidated balance sheets. For the years ended December 31, 2023, 2024 and 2025, the Company recognized nil, nil and nil realized loss, as well as nil, nil and nil unrealized loss in other income in the Company’s consolidated statements of comprehensive income, respectively.

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

As of December 31, 2024 and 2025, TradeUP Securities, the Company’s broker-dealer subsidiary located in the USA, had a cash of US$1,301,618,645 and US$1,460,326,491 segregated for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act.

Term deposits

Term deposits consist of bank deposits with an original maturity of greater than three months.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Receivables from and payables to Customers

Receivables from customers include the margin loans extended to consolidated accounts customers by the Group. Securities owned by the customers, which are not recorded in the consolidated balance sheets, are held as collateral for amounts due on the loan receivables. Receivables from customers are recorded net of allowance for doubtful accounts. Revenues earned from the margin loan transactions are included in interest income. Amounts receivable from customers that are determined by management to be uncollectible when the fair value of the collateral falls under the carrying value of the receivables and are recorded as bad debt expense in General and administrative in the consolidated statements of comprehensive income.

The Group’s New Zealand subsidiary offered housing loans with collateral of properties in 2024 and 2025. The housing loans were fixed interest rate loans with mortgages on the applicable properties. Interest is accrued and repaid monthly and the principal amounts are repaid upon maturity. The outstanding balance of the housing loans were US$12.4 million and US$29.6 million as of December 31, 2024 and 2025, respectively. The Group’s allowance for housing loans represents management’s estimate of expected credit losses over the remaining expected life of such loans that measured at amortized cost. Changes in the allowance are recorded in the provision for credit losses on the Group’s consolidated statements of comprehensive income. The Group applied a probability of default and loss given default (“PD/LGD”) method to determine the allowance. The PD/LGD method was based on probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data and forward-looking credit parameters.

For the years ended December 31, 2023, 2024, US$294,778 and US$14,292,716 of allowance for receivables from customers were recorded, respectively. During the year ended December 31, 2025, the company reversed US$1,777,415 of the previously recognized provisions due to customer repayments activities and the liquidation of borrower’s stock collateral by management.

The table below presents the movement of allowance for receivables from customers for the year ended December 31, 2024 and 2025.

	2024	2025
	US$	US$
Balance as of January 1,	991,286	15,284,002
Additional/(Reversal)	14,292,716	(1,777,415)
Write-off	—	(8,456,086)
Balance as of December 31,	15,284,002	5,050,501

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

(All amounts in US$, except for share, per share data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Receivables from and Payables to brokers, dealers and clearing organizations (Continued)

Securities borrowing transactions require the Group to deposit cash with the lender, and securities lending transactions result in the Company receiving collateral in the form of cash from the brokers, dealers and clearing organization. The cash collateral advanced to or received from the brokers are in an amount generally equal to or in excess of the market value of the securities that borrowed or loaned by the consolidated account customers. The Group monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as permitted contractually. Interest income and interest expense are recorded on an accrual basis.

Prepaid expenses and other current assets

Prepaid expenses and other current assets mainly include service fees receivables generated from the Group’s wealth management service, initial public offering (“IPO”) distribution service and promotional and advertisement service, given the related revenue is separately recorded in Other revenues (see Note 2 Revenue recognition iv).

Prepaid expenses and other current assets are recorded net of allowance for doubtful accounts. For the years ended December 31, 2024 and 2025, nil and US$3,109,742 of allowance for prepaid expenses and other current assets were recorded, respectively. Please refer to Note 3 for disclosure of prepaid expenses and other current assets.

Crypto assets held

In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2023-08, Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”). Before adoption of ASU 2023-08, the Group recorded its crypto assets in Property, equipment and intangible assets, net as Others in the consolidated balance sheets. ASU 2023-08 requires certain crypto assets to be measured at fair value separately on the balance sheet with changes reported in the statement of operations each reporting period.

The Group adopted this guidance from January 1, 2025, and recorded such crypto asset balance in Crypto assets held as of December 31, 2025, with a cumulative-effect adjustment of US$2,294,229 to the opening balance of Retained earnings.

Crypto-assets safeguarding liability and corresponding safeguarding asset

In March 2025, the FASB issued ASU 2025-02, Liabilities (Topic 405): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin (“SAB”) No. 122, which amended the Accounting Standards Codification to remove the text of SAB 121 “Accounting for Obligations to Safeguard Crypto-Assets an Entity Holds for its Platform Users” as it has been rescinded by the issuance of SAB 122. Retrospective application to all prior periods presented in the financial statements is required. SAB 122 requires that an entity who has an obligation to safeguard crypto-assets for others should determine whether to recognize a liability related to the risk of loss under such an obligation, and if so, the measurement of such a liability, by applying the recognition and measurement requirements in accordance with FASB ASC Subtopic 450-20, “Loss Contingencies.” As of December 31, 2024 and 2025, respectively, no loss events have been identified. The Group adopted this guidance with retrospective application to all prior periods presented and the previously reported amount in the consolidated balance sheets is immaterial.

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

The Group first assesses relevant events and circumstances to determine whether it is necessary to perform the two-step goodwill impairment test. If, after assessing the totality of events or circumstances such as those described in the preceding paragraph, the Group determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then the first and second steps of the goodwill impairment test are unnecessary. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit is greater than zero and its fair value exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. The Group concluded that the estimated fair value of the reporting unit substantially exceeded the underlying carrying value as of December 31, 2024 and 2025. No impairment charge was recognized for the years ended December 31, 2023, 2024 and 2025.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Lease

The Group leases offices and other facilities in different cities in the PRC, New Zealand, Singapore, USA and other countries. The Group determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on its consolidated balance sheets at the lease commencement. The Group measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Group estimates its respective incremental borrowing rate for each jurisdiction based on their analysis of publicly traded debt securities of companies with credit and financial profiles similar to its own. The Group measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing operating lease expense when the lessor makes the underlying asset available to the Group. The Group’s leases have remaining lease terms of up to three years, some of which include options to extend the leases for an additional period which has to be agreed with the lessors based on mutual negotiation. After considering the factors that create an economic incentive, the Group did not include renewal option periods in the lease term for which it is not reasonably certain to exercise.

For short-term leases, the Group records operating lease expense in its consolidated statements of comprehensive income on a straight-line basis over the lease term and record variable lease payments as incurred.

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

(a)
Equity securities without readily determinable fair values

For investments in equity securities without readily determinable fair values, the Group elects to use the measurement alternative defined as cost, less impairment, adjusted by observable price change. The Group reviews its equity securities without readily determinable fair values investments for impairment at each reporting period by performing a qualitative assessment considering impairment indicators. The Group also make a reasonable effort to identify observable price changes in orderly transactions for the identical or a similar investment of the same issuer in each accounting period for equity securities without readily determinable fair values and adjust the carrying amount to reflect their fair value once observable price changes have been identified. The Group recorded nil, nil and US$200,237 impairment loss on its equity securities without readily determinable fair values during the years ended December 31, 2023, 2024 and 2025.

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

The Group reviews its investments for other than credit-related impairment based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its investments. If the cost of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, the Group’s intent and ability to hold the investment, and the financial condition and near term prospects of the investees. The Group recorded nil, nil and nil credit-related impairment losses on its available‑for‑sale securities during the years ended December 31, 2023, 2024 and 2025, respectively.

Equity method investment

In accordance with ASC 323 Investment – Equity Method and Joint Ventures, the Group accounts for an equity method investment over which it has significant influence but does not own a majority of the equity interest or otherwise controls and the investments are either common stock or in substance common stock using the equity method. The Group’s share of the investee’s profit and loss is recognized in the consolidated statements comprehensive income of the period. The Group choose to apply the nature of the distribution approach when receiving distributions from equity method investee in the consolidated statements of cash flow.

An impairment loss on the equity method investments is recognized in the consolidated statements of comprehensive income when the decline in value is determined to be other-than-temporary. The Group recorded nil, nil and nil impairment losses on its equity method investment during the years ended December 31, 2023, 2024 and 2025, respectively.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Convertible Bonds

The Group’s convertible bonds may be settled entirely or partially in cash at the Company’s option. They were not issued at a substantial premium and do not contain conversion features that are required to be accounted for as derivatives, and therefore in accordance with ASC 470-20 Debt with Conversion and Other Options, the Group accounts for its convertible bonds as a single instrument classified as a liability. Please refer to Note 9 for disclosure of convertible bond payable.

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

i)
Commissions earned for the Group’s online brokerage business in customers’ fully disclosed accounts and consolidated accounts are charged for each customer trade order executed and cleared by broker on a trade date basis and are reported as commissions in the consolidated statements of comprehensive income.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition (Continued)

Nature of Services (Continued)

ii)
According to the attributes of transactions under fully disclosed accounts, the Group provides the agreed services to its customers in facilitating the trades. Every time the broker executes and clears a trade, the broker collects the commissions, deducts its pre‑determined portion and returns the rest of the commission fees to the Group. Accordingly, the commission fee is recorded on a net basis. Financing service fees are related to margin loans and securities borrowing and lending activities provided by the brokers under the fully disclosed accounts. Revenue is recognized over the period that the margin loans and securities borrowing and lending activities are outstanding.
iii)
Interest income is generated from margin loans and securities borrowing and lending activities provided to consolidated account customers, interest income from bank deposits and US Treasuries. Interest income is recognized on an accrual basis.
iv)
Other revenues consist of the revenue arising from fund management service, IPO distribution service, currency exchange service and others. Wealth management service is mainly derived from fund management which the Group acts as a fund manager mainly in Singapore. Wealth management revenue is mainly recognized over the service period. The related revenue from wealth management service amounted at US$704,119, US$929,740 and US$19,888,336 for the years ended December 31, 2023, 2024 and 2025. Revenue from the IPO distribution service is derived from IPO underwriting and new share subscription services in relation to IPOs in the USA and Hong Kong capital market. IPO distribution revenue is generally recognized when the services are completed. The related revenue from IPO distribution services amounted at US$4,111,076, US$9,305,372 and US$18,171,176 for the years ended December 31, 2023, 2024 and 2025. Revenue from currency exchange service is charged to the Group’s clients for providing currency exchange service, which was recorded upon the time when the services are rendered to customers. The related revenue from currency exchange service amounted at US$5,326,985, US$9,462,749 and US$16,554,599 for the years ended December 31, 2023, 2024 and 2025. The Group also provides promotional and advertisement service and financial advisory service under the contracts with customers, which are recorded over the period of service provided.

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

Research and development expenses

Research and development expenses primarily consist of salaries and employee benefits, rental and depreciation expenses related to the development of the Group’s proprietary trading platform, back-end technology and customer relationship management system. For the years ended December 31, 2023, 2024 and 2025, US$63,458,798, US$80,128,144 and US$100,014,086 of research and development costs have all been expensed as incurred.

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

Comprehensive income or loss

Comprehensive income or loss consists of two components, net income or loss and other comprehensive income or loss, net of tax. Other comprehensive income or loss refers to revenue, expenses, and gains and losses that are recorded as an element of shareholders’ equity but are excluded from net income or loss. The Group’s other comprehensive income or loss consists of foreign currency translation adjustments from its subsidiaries not using the US$ as their functional currency and the fair value change of long‑term available‑for‑sale securities of the Group, if any. Comprehensive income or loss is reported in the consolidated statements of comprehensive income.

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

Non-controlling interests

For the Company’s consolidated subsidiaries, VIEs and the VIEs’ subsidiaries, non‑controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. Non‑controlling interests are classified as a separate line item in the equity section of the Group’s consolidated balance sheets and have been separately disclosed in the Group’s consolidated statements of comprehensive income to distinguish the interests from that of the Company.

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

Foreign currencies

The reporting currency of the Company is the US$. The Company and the Company’s subsidiaries with operations in the PRC, Hong Kong, New Zealand, Singapore, Australia, the United States and other jurisdictions use their respective local currencies as their functional currencies except for TBNZ which the functional currency is US$. The financial statements of the Company’s subsidiaries, other than the subsidiaries with functional currency in US$, are translated into US$ using the exchange rate as of the balance sheet date for assets and liabilities and the average daily exchange rate for each month for income and expense items. Translation gains and losses are recorded as a separate component of other comprehensive income (loss) in the consolidated statements of change in equity and consolidated statements of comprehensive income.

In the financial statements of the Company’s subsidiaries, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in other income in the consolidated statements of comprehensive income during the year in which they occur.

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents denominated in RMB in PRC domestic companies amounted to US$31,423,866, US$20,759,453 and US$20,830,209 as of December 31, 2023, 2024 and 2025, respectively.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Net income (loss) per share

The Group computes net income or loss per Class A and Class B ordinary share in accordance with ASC 260-10 Earnings Per Share: Overall, using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Net losses are not allocated to other participating securities if based on their contractual terms they are not obligated to share in the losses.

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

Concentration of credit risk

The Group’s exposure to credit risk associated with its trading and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and exposure is monitored in light of changing counterparty and market conditions. As of December 31, 2024 and 2025, the Group did not have any material concentrations of credit risk outside the ordinary course of business.

Concentration of revenue

There is no customer accounting for 10% or more of total revenues for the years ended December 31, 2023, 2024 and 2025, respectively.

Concentration of supplier

The Group relies on third parties for the execution and clearing of trade requests made by customers. In instances where these parties fail to perform their obligations, the Group may be temporarily unable to find alternative suppliers to satisfactorily deliver services to its customers in a timely manner, if at all.

For the years ended December 31, 2023, 2024 and 2025, 16.6%, 10.6% and 6.6% of its total net revenues were executed and cleared by one supplier.

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

In November 2024, the FASB issued ASU 2024-04, Debt–Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversion of Convertible Debt Instruments, which clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. ASU 2024-04 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted for all entities that have adopted the amendments in Update 2020-06. The Group is in the process of evaluation the impact of adopting this new guidance on its consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments in this ASU are intended to address challenges encountered when applying the guidance in Topic 326, Financial Instruments—Credit Losses, to current accounts receivable and current contract assets arising from transactions accounted for under Topic 606, Revenue from Contracts with Customers. The guidance is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is currently assessing the impact to its consolidated financial statements.

In November 2025, the FASB issued ASU 2025-08, Financial Instruments—Credit Losses (Topic 326): Purchased Loans. The amendments in this ASU are intended to improve the decision usefulness of the financial reporting for acquired financial assets by requiring that purchased seasoned loans be accounted for using the gross-up approach. The guidance is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is currently assessing the impact to its consolidated financial statements.

In December 2025, the FASB issued ASU No. 2025-10, Government Grants (Topic 832). ASU No. 2025-10 establishes guidance on the recognition, measurement, and presentation of government grants received by business entities. The guidance is effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is currently assessing the impact to its consolidated financial statements.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

3.
PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other currents assets (net of allowance) consisted of the following:

	As of December 31,
	2024	2025
	US$	US$
Wealth management service fees receivables	2,666,704	15,078,219
Advances to employees	2,392,161	4,827,774
IPO distribution service and promotional and advertisement service receivables	5,197,266	3,436,373
Prepaid data and IT service expenses	2,051,802	2,272,494
Rental and other deposits	693,558	1,167,045
Prepaid professional service fees	822,870	1,160,039
Prepaid marketing expenses	703,045	870,675
Prepaid income tax	1,084,146	685,503
Input VAT receivables	137,066	389,683
Interest receivables from term deposits	732,696	318,744
Others	1,148,505	3,750,434
Total	17,629,819	33,956,983

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

4.
PROPERTY, EQUIPMENT AND INTANGIBLE ASSETS, NET

Property, equipment and intangible assets, net, consisted of the following:

	As of December 31,
	2024	2025
	US$	US$
Electronic Equipment	9,381,922	12,616,774
Office Equipment	858,548	958,101
Leasehold improvement	1,194,817	1,593,608
Software	1,721,485	1,789,908
Less: accumulated depreciation	(8,976,373)	(11,195,376)
Property and equipment, net	4,180,399	5,763,015
Licenses	10,004,563	8,457,801
Trademark	111,995	116,899
Trading right	128,259	127,961
Others	1,016,091	—
Less: accumulated amortization	(82,779)	(101,651)
Intangible assets, net	11,178,129	8,601,010
Total	15,358,528	14,364,025

Depreciation expenses for the years ended December 31, 2023, 2024 and 2025 were US$2,823,534, US$2,609,682 and US$2,879,468, respectively.

Amortization expenses for the years ended December 31, 2023, 2024 and 2025 were US$15,018, US$14,608 and US$15,248, respectively.

The estimated amortization expenses for the above intangible assets for future years are as follows:

Years ending December 31,
US$
2026	15,248
2027	—
2028	—
2029	—
2030	—
Total	15,248

5.
GOODWILL

There was no changes in the carrying amount of goodwill for the years ended December 31, 2024 and 2025.

	For the years ended,
	2024	2025
	US$	US$
Balance at the beginning of year	2,492,668	2,492,668
Balance at the end of year	2,492,668	2,492,668

As of December 31, 2024 and 2025, there had not been any accumulated goodwill impairment provided.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

6.
LONG‑TERM INVESTMENTS AND EQUITY METHOD INVESTMENT

Equity securities without readily determinable fair value

The Group had the following equity securities without readily determinable fair value:

	As of December 31,
	2024	2025
	US$	US$
Fortune Rise Acquisition Corporation (“FRLAU”) (a)	200,237	—
Shenzhen Guru Club Information Technology Group Co., LTD. (“Guru”) (b)	1,369,994	1,447,876
Shanghai Realize Investment Consulting Co., Ltd. (“Realize”) (c)	821,997	868,725
Shanghai Yisong Consulting Management Co., LTD (“Yisong”) (d)	356,199	376,448
Mainnet Group Holdings (“Mainnet”) (e)	500,000	500,000
Total	3,248,427	3,193,049

(a)
FRLAU is a NASDAQ listed blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. In November 2021, the Group acquired 122,000 founder shares, 20,000 private shares and 60,000 representative shares issued by FRLAU for a total purchase consideration of US$201,248. After the sale of 98,800 founder shares in December 2022, the Group held 0.8% equity interests of FRLAU with no significant impacts. The founder shares, private shares and representative shares are each subject to transfer restrictions pursuant to lock-up provisions. FRLAU failed to complete a business combination and ceased all operations except for the purpose of winding up and it was terminated from listing upon March 13, 2025. The Group has made full provision of US$200,237 for the impairment of this investment accordingly for the years ended December 31, 2025.
(b)
In October 2017, the Group acquired 1.0% equity interests of Guru with no significant impacts, formerly known as Tibet Gelonghui Information Technology Co., LTD., for a purchase consideration of US$1,536,972 (RMB10,000,000). Guru is principally engaged in information technology development, technical consultation and technical services. No observable price change has been identified and no fair value change was recorded for the years ended December 31, 2024 and 2025. The change of balance was foreign exchange difference.
(c)
In August 2021, the Group acquired 1.5% equity interests of Realize for a purchase consideration of US$926,183 (RMB6,000,000). Realize is principally engaged in ESOP advisory and management services. No observable price change has been identified and no fair value change was recorded for the years ended December 31, 2024 and 2025. The change of balance was foreign exchange difference.
(d)
In April 2021, the Group acquired 5% equity interests of Yisong for a purchase consideration of US$400,962 (RMB2,600,000). Yisong is principally engaged in consulting and financial advisory services. No observable price change has been identified and no fair value change was recorded for the years ended December 31, 2024 and 2025. The change of balance was foreign exchange difference.
(e)
In September 2023, the Group acquired 2.0% equity interests of Mainnet for a purchase consideration of US$500,000. Mainnet has formed multiple lines of businesses including wealth management, fund management, a global open platform, and FinTech arm, providing high-net-worth customers with all-rounded financial services. No observable price change has been identified and no fair value change was recorded for the years ended December 31, 2024 and 2025.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

6.
LONG‑TERM INVESTMENTS AND EQUITY METHOD INVESTMENT (Continued)

Available‑for‑sale securities

The Group had the following available‑for‑sale securities:

	As of December 31,
	2024	2025
	US$	US$
Alphalion Technology Holding Limited (“Alphalion”) (f)	4,410,382	6,617,773
Total	4,410,382	6,617,773

(f)
In February 2019, the Group entered into a series of agreements to covert its short-term interest-free loans to Alphalion Technology Holding Limited and its affiliates which amounted to US$3,060,113 into a 25% equity interest of Alphalion (Note 16). Alphalion is principally engaged in IT services, including software maintenance, application service and data processing. The investment was classified as available-for-sale securities with no contractual maturity date as the Group determined that the preferred shares were debt securities due to the redemption option available to investors and measured the investment subsequently at fair value. In July 2021, Alphalion completed a Series A funding, and after such funding the Group held 16.09% equity interests. US$450,325 loss, US343,892 gain, and US$2,207,391 gain of fair value were recorded for the years ended December 31, 2023, 2024 and 2025, respectively. Nil allowance for credit losses was recorded for the years ended December 31, 2023, 2024 and 2025.

Equity method investment

The Group had the following equity method investment:

	As of December 31,
	2024	2025
	US$	US$
TIGER-YUANTA USD LIQUIDITY FUND (“Yuanta”) (g)	10,203,622	10,585,414
Total	10,203,622	10,585,414
(g)
In July 2024, the Group acquired 17.1% equity interests of TIGER-YUANTA USD LIQUIDITY FUND for a purchase consideration of US$10,000,000. Yuanta is managed by a subsidiary of the Group and the investment objective of Yuanta is to provide liquidity and manage risk while looking to provide a return which is comparable to that of USD short-term deposits. The Group recorded an investment gain of US$203,622 and US$381,792 for the year ended December 31, 2024 and 2025.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

7.
ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2024	2025
	US$	US$
Accrued payroll and welfare	26,219,450	44,151,796
Income and non-income-based taxes payables	16,073,041	27,574,193
Accrued professional expenses	4,772,321	6,561,299
Accrued marketing expenses	3,459,673	8,720,625
Advanced from customers	4,952,208	6,946,595
Accrued data and IT service expenses	2,934,834	3,074,882
Amounts due to employees for sale of their shares exercised under the share incentive plan	5,786,535	9,806,396
Others	3,065,192	4,853,796
Total	67,263,254	111,689,582

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

8.
INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Group is not subject to tax on its income or capital gains.

Chinese Mainland

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. In addition, the EIT Law and its implementing rules permit qualified “High and New Technologies Enterprise” (the “HNTE”) to enjoy a reduced 15% EIT income tax rate. The HNTE certificate is effective for a period of three years. Certain Chinese mainland subsidiaries, VIEs and VIEs’ subsidiaries, including Beijing U-Tiger Business, Beijing Yixin, Beijing U-Tiger Network, Hangzhou U-Tiger, Guangzhou U-Tiger and Beijing Xiangshang are qualified HNTEs and enjoy a reduced income tax rate of 15% for the years ended December 31, 2023, 2024 and 2025. An entity could re-apply for the HNTE certificate when the prior certificate expires. Historically, all companies successfully re-applied for the certificates when the prior certificate expired. The Group’s other Chinese mainland subsidiaries are subject to an income tax rate of 25%, according to EIT Law.

New Zealand

The Group’s subsidiaries, TBNZ and TFNZ are located in New Zealand and are subject to an income tax rate of 28% for taxable income earned in New Zealand.

Hong Kong

The Group’s subsidiaries incorporated in Hong Kong are subject to a profits tax rate of 8.25% on total assessable profits up to HK$2,000,000 and 16.5% on any part of assessable profits over HK$2,000,000.

USA

The Group’s subsidiaries incorporated in the USA are subject to a federal income tax rate of 21% for taxable income earned in the USA. Taxable income apportioned to New York, New York City, and New Jersey is also subject to tax at statutory income tax rates of 6.5%, 8.85%, and 11.5%, respectively.

Singapore

The Group’s subsidiaries incorporated in Singapore are subject to an income tax rate of 17% for taxable income earned in Singapore. In particular, Tiger Brokers (Singapore) Pte Ltd has been awarded the Financial Sector Incentive Standard-Tier (FSI-ST) scheme with effect from 1 January 2025 to 31 December 2029. Income and expenses derived from qualifying financial activities is subject to tax at 13.5% concessionary income tax rate.

Australia

The Group’s subsidiaries incorporated in Australia are subject to an income tax rate of 30% for taxable income earned in Australia.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

8.
INCOME TAXES (Continued)

The components of income before income taxes are as follows:

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Chinese mainland	12,562,152	35,007,671	21,956,167
Non-Chinese mainland	33,431,585	46,755,978	185,486,319
Total income before income taxes	45,993,737	81,763,649	207,442,486

The current and deferred portions of income tax expense allocated to continuing operations, were as follows:

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Current tax (expense)
Chinese mainland	—	—	(77)
Non-Chinese mainland	(9,779,815)	(19,580,355)	(37,631,835)
Total current tax (expense)	(9,779,815)	(19,580,355)	(37,631,912)
Deferred tax (expense) benefit
Chinese mainland	548,704	(2,782,703)	606,219
Non-Chinese mainland	(3,755,199)	1,953,337	1,064,828
Total deferred tax (expense) benefit	(3,206,495)	(829,366)	1,671,047
Total income tax (expense) benefit
Chinese mainland	548,704	(2,782,703)	606,142
Non-Chinese mainland	(13,535,014)	(17,627,018)	(36,567,007)
Total income tax (expense)	(12,986,310)	(20,409,721)	(35,960,865)

The amounts of income taxes paid (net of refunds received) in different jurisdictions are set forth below:

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Chinese mainland	—	—	77
Non-Chinese mainland	13,324,309	11,288,825	26,068,302
United States - federal	3,610,000	5,200,440	14,400,000
United States - New Jersey	729,000	2,971,000	5,120,000
New Zealand	8,190,515	2,365,230	5,183,060
Other jurisdictions	794,794	752,155	1,365,242
Total income tax paid	13,324,309	11,288,825	26,068,379

The enterprise income tax law imposes a withholding income tax on dividends distributed by a foreign investment enterprise ("FIE") to its immediate holding company outside of the PRC. According to the arrangement between Chinese mainland and Hong Kong, dividends paid by an FIE in Chinese mainland to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5%. Dividends paid from US subsidiaries to their parent company are subject to a US withholding tax at a rate of 30%. Cash dividends paid by a New Zealand incorporated company is subject to 5% withholding under the New Zealand-Singapore Double Tax Agreement.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

8.
INCOME TAXES (Continued)

The Company does not intend to have any of its subsidiaries and VIEs located in jurisdictions that would assess a tax on a distribution distribute any accumulated earnings, but rather expects that such profits will be indefinitely reinvested by such subsidiaries and VIEs for their respective local operations. Accordingly, no liability for withholding tax was recorded as of December 31, 2024 and 2025. Undistributed earnings of such subsidiaries and VIEs amounted to US$214.1 million and US$404.6 million and the unrecognized deferred tax liability related to such earnings amounted to US$23.4 million and US$41.3 million as of December 31, 2024 and December 31, 2025, respectively.

The Group’s subsidiaries and consolidated VIEs located in the Chinese mainland, Hong Kong, New Zealand, the USA, Singapore and other jurisdictions are open to tax examination for the period from its inception until the year ended December 31, 2025.

The significant components of the Group’s deferred tax assets and liabilities were as follows:

	As of December 31,
	2024	2025
	US$	US$
Deferred tax assets
Net operating loss carryforwards	22,460,370	21,363,776
Share-based compensation	4,104,367	6,140,895
Lease liabilities	2,019,091	2,369,987
Withholding tax credit carryforwards	1,013,796	139,758
Advertising expense carryforwards	807,824	828,788
Accrued expenses	504,250	894,354
Financial instruments held, at fair value	546,762	572,453
Allowance for doubtful accounts	860,624	1,699,590
Long-term investments	228,010	234,009
Total deferred tax assets	32,545,094	34,243,610
Less: valuation allowance	21,923,356	21,316,154
Deferred tax assets, net of valuation allowance	10,621,738	12,927,456

Deferred tax liabilities
Intangible assets	1,788,555	1,535,965
Right-of-use assets	1,945,981	2,229,588
Financial instruments held, at fair value	382,728	451,332
Total deferred tax liabilities	4,117,264	4,216,885

Deferred tax assets, net	8,573,135	10,404,896
Deferred tax liabilities, net	2,068,661	1,694,325

The movement of the valuation allowance is as follows:

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Balance at the beginning of the year	11,307,489	18,262,801	21,923,356
Additions of valuation allowance	7,372,595	6,576,529	2,883,176
Reversals of valuation allowance	(187,483)	(2,599,680)	(4,185,003)
Foreign currency translation adjustment	(229,800)	(316,294)	694,625
Net change in the valuation allowance	6,955,312	3,660,555	(607,202)
Balance at the end of the year	18,262,801	21,923,356	21,316,154

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

8.
INCOME TAXES (Continued)

As of December 31, 2024 and 2025, the Group had net operating loss carryforwards of US$131,416,993 and US$129,741,293, respectively.

The expiration status of net operating loss carryforwards as of December 31, 2025 is listed below.

Expiration year	US$
2026	6,083,279
2027	7,206,834
2028	6,015,368
2029	4,573,483
2030 through 2045	65,146,458
Indefinitely	40,715,871

As of December 31, 2024 and 2025, the Group had advertising expenses carryforwards of US$3,931,434 and US$3,315,153, respectively, which can be carried forward indefinitely.

As of December 31, 2024 and 2025, the Group had withholding tax credit carryforwards of US$1,013,796 and US$139,758, respectively. The balance as of December 31, 2025 will expire in 2026.

Management assessed the positive and negative evidence in certain entities in Chinese mainland, Hong Kong, the United States, New Zealand and Singapore, and estimated they will have sufficient future taxable income to utilize the existing deferred tax assets. Significant objective positive evidence included the significant growth in customer trading activities in the Singapore entity where net operating loss carryforwards can be carried forward indefinitely, in United States entities where net operating loss carryforwards generated after 2017 can be carried forward indefinitely, in Hong Kong entities where net operating loss carryforwards can be carried forward indefinitely, and net operating loss carryforwards in New Zealand can be carried forward indefinitely. Net operating loss carryforwards can be carried forward 5 years in Chinese mainland except for an entity qualified as “HNTE” which can be carried forward 10 years. The Group has concluded that deferred tax asset recognized for certain entities in Chinese mainland, Hong Kong, the United States, New Zealand and Singapore is more likely than not to be realized.

A valuation allowance is provided against deferred tax assets when the Group determines that it is more-likely-than-not that the deferred tax assets will not be realized in the future. The Group considers positive and negative evidence at each individual tax-paying component to determine whether some portion or all of the deferred tax assets are more-likely-than-not to be realized.

The realizability of deferred tax assets requires significant judgment associated with evaluation of past and projected financial performance which incorporates projections of future taxable income, including forecasted revenues and expenses, by tax-paying component. In assessing the realizability of deferred tax assets, management considered the future taxable earnings which consists of forecasted revenue, operating cost and expenses, and the expected timing of the reversal of temporary differences. As of December 31, 2024 and 2025, valuation allowances of US$21,923,356 and US$21,316,154, respectively, were provided against the deferred tax assets that management determined are not more-likely-than-not to be realized in the future. To the extent that actual experience deviates from the assumptions, the projections would be affected and hence management’s assessment of realizability of deferred tax assets may change.

Deferred tax assets related to net operating loss carryforwards without a valuation allowance recognized for the years ended December 31, 2023, 2024 and 2025 were US$1,510,584, US$145,882 and nil, respectively. Due to changes in judgment about the realizability of deferred tax assets, valuation allowance increases of US$3,574,020, US$3,327,769 and nil and valuation allowance decreases of nil, US$1,304,439 and nil were recorded in 2023, 2024 and 2025, respectively. The Group realized a benefit of utilizing deferred tax assets of US$187,483, US$1,295,241 and US$1,343,434 in 2023, 2024 and 2025 that were offset with a valuation allowance at the beginning of the year.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

8.
INCOME TAXES (Continued)

Reconciliations between the income tax expense computed by applying the Chinese mainland's 25% statutory income tax rate, the standard enterprise income tax rate in the jurisdiction of tax domicile of a significant portion of our business, to income before income taxes and the reported income tax expense were as follows:

	For the years ended December 31,
	2023	2024
	US$	US$
Income before income taxes	45,993,737	81,763,649
Chinese mainland statutory income tax rate	25%	25%
Income tax at statutory income tax rate	(11,498,434)	(20,440,912)
Effect of income tax rate difference in other jurisdictions	23,195	2,527,278
Effect of preferential tax rates	1,306,561	3,226,674
Super deduction of research and development expense	5,509,308	5,544,966
Nondeductible expenses	(1,998,354)	(10,651,228)
Non-taxable income	194,107	1,758,388
Changes in valuation allowance	(7,185,112)	(3,976,849)
Excess tax benefits from share-based compensation	662,419	1,601,962
Income tax expense	(12,986,310)	(20,409,721)

	For the year ended December 31,
	2025
	US$	%
Income tax expense at statutory income tax rate	(51,860,621)	25%
Foreign tax effects
Singapore
Statutory income tax rate difference between Chinese mainland and Singapore	3,521,285	-1.7%
Others	(54,706)	0.0%
New Zealand
Statutory income tax rate difference between Chinese mainland and New Zealand	(935,185)	0.5%
Tax effect of bad debt write-off	3,150,262	-1.5%
Others	531,223	-0.3%
Hong Kong
Statutory income tax rate difference between Chinese mainland and Hong Kong	3,605,777	-1.7%
Others	1,149,846	-0.6%
United States
Statutory income tax rate difference between Chinese mainland and United States	2,740,834	-1.3%
State and local income taxes, net of federal income tax effect	(4,111,251)	2.0%
Others	303,347	-0.1%
Other foreign jurisdictions	(96,864)	0.0%
Changes in valuation allowance	(365,581)	0.2%
Non-deductible expenses	(1,658,817)	0.8%
Other adjustments
Effect of preferential tax rates	2,502,281	-1.2%
Super deduction of research and development expenses	3,090,613	-1.5%
Excess tax benefits from share-based compensation	2,526,692	-1.2%
Income tax expense	(35,960,865)	17.3%

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

9.
CONVERTIBLE BOND PAYABLE

2021 Series A1 Note

On February 25, 2021, the Company entered into the Convertible Note Purchase Agreement (the “Agreement”) with a group of investors (the “Investors”) to issue its convertible bonds with an aggregate principal amount of US$44 million to the Investors through a private placement (2021 Series A1 Note). The convertible notes issued will mature on February 25, 2026 unless previously converted. The 2021 Series A1 Note bears annual interest rate at 1% from the issuance date until the outstanding principal amount is fully repaid.

On September 27 and 30, 2021, the Company and the Investors entered into an amendment agreement with a cash conversion feature added into the Agreement. Upon conversion, the Company will pay or deliver, as the case may be, cash, ADSs, or a combination of cash and ADSs, at the Company’s election. The Company accounted for the amendment as an extinguishment of the previous bonds.

Beginning January 1, 2022, due to the adoption of ASU 2020-06, the 2021 Series A1 Note has been accounted for as a single instrument classified as a liability.

On February 26, 2026, the Company and one of the Investors of the 2021 Series A1 Note entered into an amendment agreement which extends the maturity of US$30 million convertible bonds to another two years. Such balance was then recorded in Convertible bonds – non-current in the Consolidated balance sheets as of December 31, 2025. The Company has repaid the principal of US$10 million and the accumulated interest of 2021 Series A1 Note by the end of March 2026 with the rest principal of US$4 million and the accumulated interest to be fully repaid by the end of April 2026.

2021 Series A2 Note

On May 5, 2021, the Company issued US$21 million convertible bonds (2021 Series A2 Note). The convertible notes to be issued will mature on May 5, 2026 unless previously converted. The Bond bears annual interest rate at 1% from the issuance date until the outstanding principal amount is fully repaid. The 2021 Series A2 Note did not have any embedded conversion option which required to be bifurcated and separately accounted for as a derivative under ASC 815 Derivatives and Hedging, nor do they contain a cash conversion feature. The Company accounted for the 2021 Series A2 Note in accordance with ASC 470 Debt, as a single debt instrument and subsequently measured at amortized cost. No beneficial conversion feature (the “BCF”) was recognized as the set conversion price for the 2021 Series A2 Note is greater than the fair value of the ADSs price at date of issuance.

On March 16, 2026, the Company and the Investor of the 2021 Series A2 Note entered into an amendment agreement which extends the maturity of US$21 million convertible bonds to another two years. Such balance was recorded in Convertible bonds – non-current in the Consolidated balance sheets as of December 31, 2025.

2021 Series B Note

On April 12, 2021, a consortium of institutional investors subscribed to purchase convertible notes in an aggregate principal amount of US$90 million through a private placement (2021 Series B Note). The convertible notes issued will mature on April 12, 2026 unless previously converted. The Bond bears annual interest rate at 1% from the issuance date until the outstanding principal amount is fully repaid. The 2021 Series B Note did not have any embedded conversion option which required to be bifurcated and separately accounted for as a derivative under ASC 815 Derivatives and Hedging, nor do they contain a cash conversion feature. The Company accounted for the 2021 Series B Note in accordance with ASC 470 Debt, as a single debt instrument and subsequently measured at amortized cost. No BCF was recognized as the set conversion price for the 2021 Series B Note is greater than the fair value of the ADSs price at date of issuance.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

9.
CONVERTIBLE BOND PAYABLE (Continued)

2021 Series B Note (Continued)

The Company has fully repaid the principal of the US$ 90 million and the accumulated interest of 2021 Series B Note by the end of March 2026.

	As of December 31,
	2024	2025
	US$	US$
2021 Series A1 Note US$ 44,000,000 1.00% due to 2026	44,435,897	45,961,356
2021 Series A2 Note US$ 21,000,000 1.00% due to 2026	21,758,873	21,975,810
2021 Series B Note US$ 90,000,000 1.00% due to 2026	93,310,627	94,240,937
	159,505,397	162,178,103

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

As of December 31, 2025, the Company had 2,580,205,825 Class A ordinary shares and 97,611,722 Class B ordinary shares issued and outstanding, respectively.

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

On April 7, 2023, Beijing Xiangshang, issued 3,596,000 Series Pre-A redeemable preferred shares (“Series Pre-A preferred shares”) to external investors for an aggregate cash consideration of US$1,636,364.

On March 10, 2025, Beijing Xiangshang, repurchased 3,596,000 Series Pre-A preferred shares from external investors for an aggregate cash consideration of US$1,865,173, which represented all of the issued and outstanding shares of Series Pre-A preferred shares. No shares of Series Pre-A preferred shares were issued and outstanding as of December 31, 2025.

On October 24, 2025, Beijing Xiangshang, repurchased 6,250,000 Series Angel preferred shares from external investors for an aggregate cash consideration of US$1,165,382. The remaining 25,625,000 shares of Series Angel preferred shares were issued and outstanding as of December 31, 2025.

The Series Angel and Pre-A preferred shares, which are redeemable by Beijing Xiangshang upon occurrence of certain events, are recorded as mezzanine equity in the consolidated balance sheets and consist of the following:

	Series Angel preferred shares	Series Pre-A preferred shares	Total
	US$	US$	US$
Balance as of January 1, 2024	5,007,271	1,699,389	6,706,660
Accretion of redeemable non-controlling interests	495,503	168,166	663,669
Foreign currency translation adjustment	(143,843)	(48,818)	(192,661)
Balance as of December 31, 2024	5,358,931	1,818,737	7,177,668
Accretion of redeemable non-controlling interests	524,955	36,296	561,251
Foreign currency translation adjustment	227,974	10,140	238,114
Repurchase of preferred shares	(1,165,382)	(1,865,173)	(3,030,555)
Balance as of December 31, 2025	4,946,478	—	4,946,478

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

(All amounts in US$, except for share, per share data, or otherwise noted)

12.
FAIR VALUE MEASUREMENT

Measured at fair value on a recurring basis

The Company measures financial instruments held, at fair value, cash and cash equivalents, crypto assets held, and long-term available-for-sale securities, on a recurring basis.

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

Crypto assets owned by the Group are presented in crypto assets held and classified as Level 1 since their fair value are determined based on the quoted market price.

The Group measured the fair value of its long-term available-for-sale securities using a market approach and considered those as Level 3 measurement because the Group used unobservable inputs to determine their fair values. The unobservable inputs used were discounts for lack of marketability for such market approach (ranging from 15% to 20%), and the observable inputs used were risk-free interest rates (ranging from 3.5% to 4.5%), as of December 31, 2024 and 2025. Significant increases or decreases in any of those inputs in isolation would result in a significant change in fair value measurement.

As of December 31, 2024 and 2025, information about inputs for the fair value measurements of the Group’s assets that were measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	As of December 31, 2025
	Quoted prices in active markets for identical instruments (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (level 3)	Total balance
	US$	US$	US$	US$
Financial instruments held, at fair value
Funds	841,089	8,586,698	3,292,073	12,719,860
Bonds	69,492,657	—	—	69,492,657
Stock	3,329,111	—	—	3,329,111
Cash and cash equivalents
Funds	71,339,317	—	—	71,339,317
Crypto assets held	4,339,298	—	—	4,339,298
Long‑term available-for-sale securities	—	—	6,617,773	6,617,773
Total	149,341,472	8,586,698	9,909,846	167,838,016

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

12.
FAIR VALUE MEASUREMENT (Continued)

Measured at fair value on a recurring basis (Continued)

	As of December 31, 2024
	Quoted prices in active markets for identical instruments (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (level 3)	Total balance
	US$	US$	US$	US$
Financial instruments held, at fair value
Funds	2,691,097	11,770,376	3,692,505	18,153,978
Bonds	54,418,366	—	—	54,418,366
Stock	2,270,679	—	—	2,270,679
Others	704,059	—	—	704,059
Cash and cash equivalents
Funds	4,023,182	—	—	4,023,182
Long‑term available-for-sale securities	—	—	4,410,382	4,410,382
Total	64,107,383	11,770,376	8,102,887	83,980,646

During the years ended December 31, 2024 and 2025, there were no transfers between level 1, level 2 and level 3 categories.

The movements of Level 3 fair value measurements for the years ended December 31, 2024 and 2025 are as follows:

US$
As of January 1, 2024	7,501,930
Additions during the year	—
Net unrealized gain	600,957
As of December 31, 2024	8,102,887
Additions during the year	—
Net unrealized gain	1,806,959
As of December 31, 2025	9,909,846

For the year ended December 31, 2024, the net unrealized gain included US$343,892 recognized in other comprehensive income (loss) in the consolidated statements of comprehensive income, and US$257,065 recognized in other income in the consolidated statements of comprehensive income. For the year ended December 31, 2025, the net unrealized gain included US$2,207,391 recognized in other comprehensive income in the consolidated statements of comprehensive income, while partially offset by unrealized loss US$400,432 recognized in other income in the consolidated statements of comprehensive income. The Group recognized nil impairment loss related to the long-term available-for-sale securities as other income (expense) for the years ended December 31, 2023, 2024 and 2025.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

12.
FAIR VALUE MEASUREMENT (Continued)

Measured at fair value on a non‑recurring basis

The Group measures the equity securities without readily determinable fair value at fair value on a nonrecurring basis whenever there is an impairment indicator or any changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The Group recorded nil and US$ 200,237 impairment loss related to the long-term equity securities without readily determinable fair value for the years ended December 31, 2024 and 2025.

The Group performs a goodwill impairment test annually or more often if event occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carry amount. The Group did not recognize any impairment loss related to goodwill during the years ended December 31, 2024 and 2025. The Group measured acquired intangible assets using the income approach‑discounted cash flow method when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The Group did not recognize any impairment loss related to other intangible assets arising from acquisitions during the years ended December 31, 2024 and 2025. Key inputs and parameters primarily for the above impairment assessment include significant judgment and estimates by the management on future earnings, and discount rate.

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

In October 2025, 42,051,570 Class A ordinary shares issued under the evergreen plan were approved by the board of directors of the Company to increase the award pool under 2019 Plan from 171,488,665 shares to 213,540,235 shares.

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

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

13.
SHARE‑BASED COMPENSATION (Continued)

Share options (Continued)

As the terms permit the Company to purchase these share options at an amount that is equal to or less than the fair value, the Company evaluates the classification for each award upon the occurrence of each employment termination. The termination of employees has been insignificant for all periods presented. As of December 31, 2024 and 2025, the share option award is classified as equity.

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

The fair value of the options granted was estimated on the date of grant that prepared by the management with the assistance of an independent third‑party appraiser, and was determined using a binomial model with the following assumptions:

	Fair value per ordinary share at grant date(1)	Exercise price(2)	Expected volatility(3)	Contractual life(4)	Risk-free interest rate(5)	Expected dividend(6)
	US$	US$
Granted in 2014	0.008	0.00001	40%	10 years	3.0-3.1%	0.0
Granted in 2015	0.008-0.016	0.00001	39%	10 years	2.5-3.1%	0.0
Granted in 2016	0.019-0.030	0.00001	39%	10 years	2.3-3%	0.0
Granted in 2017	0.034-0.059	0.00001-0.040	39%	10 years	3.0-3.2%	0.0
Granted in 2018	0.147-0.405	0.0001-0.200	35-38%	10 years	3.1-3.8%	0.0
Granted in 2019	0.274-0.484	0.00001-0.274	37-39%	10 years	3.0-3.4%	0.0
Granted in 2021	0.2184	1.1853	55%	10 years	0.88%	0.0
Granted in 2025	0.2677	0.4000	55%	10 years	4.58%	0.0

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

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

13.
SHARE‑BASED COMPENSATION (Continued)

Share options (Continued)

A summary of the Company’s share option activities for the years ended December 31, 2024 and 2025 is presented below:

	Number of share options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
		US$	Years	US$
Outstanding as of January 1, 2024	26,107,401	0.03001	4.83	7,243,680
Exercised	(1,727,500)	0.03112
Outstanding as of December 31, 2024	24,379,901	0.02993	3.85	10,450,903
Granted	1,500,000	0.40000
Exercised	(2,307,445)	0.05167
Outstanding as of December 31, 2025	23,572,456	0.16411	3.30	10,312,765

The aggregate intrinsic value is calculated as the difference between the exercise price of the awards and the fair value of the underlying ordinary shares at each reporting date, for those awards that had exercise price below the estimated fair value of the relevant ordinary shares.

The Group recognized share-based compensation expenses relating to the share options of US$612,686, US$111,536 and US$100,636 for the years ended December 31, 2023, 2024 and 2025, respectively. As of December 31, 2025, total unrecognized share-based compensation expenses relating to these share options was US$6,153,674. The expense is expected to be recognized over a weighted-average period of 4.0 years.

RSUs

A summary of the Company’s RSU activities for the years ended December 31, 2024 and 2025 is presented below:

	Number of Units	Weighted-Average Grant-Date Fair Value
		US$
Unvested as of January 1, 2024	80,632,649	0.31
Granted	39,883,435	0.31
Exercised	(29,344,005)	0.33
Forfeited	(5,292,247)	0.30
Unvested as of December 31, 2024	85,879,832	0.31
Granted	48,881,040	0.55
Exercised	(35,184,030)	0.37
Forfeited	(9,814,767)	0.34
Unvested as of December 31, 2025	89,762,075	0.41

The Group recognized share-based compensation expenses relating to RSUs (including the expense upon modification) of US$9,435,333, US$9,525,309 and US$15,388,976 for the years ended December 31, 2023, 2024 and 2025, respectively. As of December 31, 2025, total unrecognized share-based compensation expenses relating to these RSUs was US$29,445,163. The expense is expected to be recognized over a weighted average period of 3.0 years.

The Group recognized tax benefit relating to the share-based compensation expense of share options and RSUs of US$936,732, US$1,548,985 and US$2,036,528 for the years ended December 31, 2023, 2024 and 2025, respectively.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

13.
SHARE‑BASED COMPENSATION (Continued)

Other Share Incentive Plan

In July 2022, Beijing Xiangshang granted share-based awards (“Xiangshang Plan”) to eligible employees and non-employees of Beijing Xiangshang and other employees within the Group. The Xiangshang Plan consists of share options and restricted shares. The estimated fair value of each option grant is estimated on the date of grant using the binominal option-pricing model. The weighted average grant date fair value of options granted for the year ended December 31, 2025 was RMB0.0442 per share. For the year ended December 31, 2025, total share-based compensation expenses for the share options and restricted shares granted under Xiangshang Plan were US119,529 (RMB857,160). As of December 31, 2025, there were US$167,067 (RMB1,197,970) of unrecognized share-based compensation expenses related to the share options and restricted shares granted. The expenses were expected to be recognized over a weighted-average period of 1.1 years.

14.
NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per share for the following years:

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Numerator:
Net income attributable to ordinary shareholders of UP Fintech	32,563,525	60,727,920	170,899,537
The dilutive effect arising from the convertible bonds	912,009	1,139,018	2,672,707
Numerator for diluted net income per ordinary share	33,475,534	61,866,938	173,572,244
Denominator:
Weighted average shares used in calculating net income per ordinary share
Basic	2,325,338,439	2,404,640,854	2,651,608,820
Effect of dilutive securities:
Dilutive effect of share options	5,440,751	5,513,427	4,088,223
Dilutive effect of restricted shares units	26,325,143	41,932,200	45,203,610
Dilutive effect of convertible bonds	70,164,498	82,010,834	106,831,729
Denominator for diluted net income per ordinary share	2,427,268,831	2,534,097,315	2,807,732,382
Net income per ordinary share
Basic	0.014	0.025	0.064
Diluted	0.014	0.024	0.062

15.
TREASURY STOCK

On March 25, 2020, the Company’s Board of Directors approved a share repurchase program. Under the terms of the approved program (“Share Repurchase Program”), the Company may repurchase US$20 million worth of its outstanding ADSs from time to time for a period not to exceed twelve months. As of December 31, 2024 and 2025, an aggregate of 10,429,305 ordinary shares under the Share Repurchase Program has been repurchased in the open market, with an average price of US$3.13 per ADS, or US$0.21 per share for a total consideration of US$2.2 million.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

16.
RELATED PARTY BALANCES AND TRANSACTIONS

		As of December 31,
Name	Relationship with the Group	2024	2025
		US$	US$
Amounts due from related parties:
Alphalion Technology Holding Limited and its affiliates (“Alphalion Group”) (1)	Long-term available-for-sale investee	917,288	955,628
Individual directors and executive officers (2)	Directors or officers of the Group	15,803,383	18,122,132
Subtotal		16,720,671	19,077,760
(1)
The amount represents short-term, interest-free loans provided to Alphalion Group to facilitate its daily operational cash flow needs and prepaid IT service fee as of December 31, 2024 and 2025.
(2)
The Group provided brokerage services and financing to its individual directors and executive officers and their spouses during its ordinary courses of business. The amounts represent receivables from directors and executive officers of the Group as of December 31, 2024 and 2025, respectively.

		As of December 31,
Name	Relationship with the Group	2024	2025
		US$	US$
Amount due to related parties:
Individual directors and executive officers (3)	Directors or officers of the Group	874,331	69,935,059
Total		874,331	69,935,059

(3)
The amounts represent the cash account balance of directors and executive officers.

Transactions with related parties:

		For the years ended December 31,
Name	Relationship with the Group	2023	2024	2025
		US$	US$	US$
Alphalion Group (4)	Long-term available-for-sale investee	(150,360)	(116,150)	(100,000)
Individual directors and executive officers (5)	Directors or officers of the Group	1,501,351	1,402,815	(1,441,549)

(4)
The amounts represent the purchase of IT services from Alphalion Group for the years ended December 31, 2023, 2024 and 2025, respectively.
(5)
The amounts represent the commissions, interest income and interest expense from providing brokerage services and financing to the individual directors and executive officers during its ordinary courses of business for the years ended December 31, 2023, 2024 and 2025, respectively.

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

The following table summarizes the amounts related to collateralized transactions as of December 31, 2024 and 2025:

	As of December 31,
	2024	2025
	US$	US$
Total client margin asset	5,955,470,924	11,763,340,261

Fulfillment of client margin financings	98,569,380	551,597,262
Fulfillment of client short sales	63,012,727	64,966,542
Securities lending to other brokers	1,251,062,827	1,579,905,163
Total collateral repledged	1,412,644,934	2,196,468,967

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

18.
Lease

Operating leases

The Group’s leases consist of operating leases for corporate offices, data centers, and other facilities. The Group determines if an arrangement is a lease at inception. Some lease agreements contain lease and non-lease components, which the Group choose to account for as separate components. The allocation of the consideration between the lease and the non-lease components is based on the relative stand-alone prices of lease components included in the lease contracts. As of December 31, 2025, the Group had no long-term leases that were classified as a financing lease. As of December 31, 2025, the operating leases that have not yet commenced is immaterial. The arrangements of remaining lease terms are one year to four years. Total lease expenses for the year ended December 31, 2024 and 2025 was US$5,688,809 and US$7,143,341, which were recorded in occupancy, depreciation and amortization on the consolidated statements of comprehensive income. The Group classifies operating lease payments as cash outflows for operating activities in the statement of cash flows. The Group presents the reduction in the carrying amount of the right-of-use assets and the change in operating lease liabilities as two adjustments to net income and changes in net assets in the reconciliation of net income to net cash flows from operating activities.

The following table presents balances reported in the consolidated balance sheets related to the Group’s leases:

	For the years ended December 31,
	2024	2025
	US$	US$
Operating lease right-of-use assets	10,880,673	11,674,596
Operating lease liabilities	10,056,251	10,976,915

The following table presents operating lease expenses and short-term lease expenses reported in the consolidated statements of comprehensive income related to the Group’s leases:

	For the years ended December 31,
	2024	2025
	US$	US$
Operating lease expenses	5,168,034	6,580,883
Short-term lease expenses	520,775	562,458

A summary of supplemental information related to operating leases is as follows:

	For the years ended December 31,
	2024	2025
	US$	US$
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used in operating leases	6,319,923	6,897,814
Non-cash right-of-use assets in exchange for new lease obligations:
Operating leases	6,748,032	6,182,198
Weighted average remaining lease term:
Operating leases	4 years	3 years
Weighted average discount rate:
Operating leases	4.8%	4.9%

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

18.
Lease (Continued)

Operating leases (Continued)

The following is a maturity analysis of the annual undiscounted cash flows for the annual periods ended December 31:

2025
US$
Years ending December 31:
2026	7,092,390
2027	3,899,443
2028	544,714
2029	—
2030 and after	—
Total undiscounted operating lease payments	11,536,547
Less: imputed interest	(559,632)
Present value of operating lease liabilities	10,976,915

The terms of the leases do not contain contingent rents.

19.
COMMITMENTS AND CONTINGENCIES

Commitments

The Company did not have any significant capital or other commitments, long-term obligations, or guarantees as of December 31, 2025.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

20.
REGULATORY REQUIREMENT

The Company’s subsidiaries, TradeUP Securities, US Tiger Securities, Tiger Brokers SG, Tiger Fund Management, Tiger Brokers HK, YAX HK, and TBAU are subject to capital requirements determined by its respective regulators.

TradeUP Securities and US Tiger Securities, the Company’s USA subsidiaries, are subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Exchange Act in the USA, which requires the maintenance of minimum net capital.

Tiger Brokers SG and Tiger Fund Management, the Company’s Singapore subsidiaries, are subject to the Securities and Futures (Financial and Margin Requirements for Holders of Capital Markets Services Licenses) Regulations (as amended in 2018) under the Securities and Futures Act 2001, which require the maintenance of minimum net capital.

Tiger Brokers HK and YAX HK, the Company’s Hong Kong subsidiaries, are subject to Securities and Futures (Financial Resources) Rules and the Securities and Futures Ordinance, which required to maintain minimum paid-up share capital and liquid capital.

TBAU, the Company’s Australia subsidiary, is subject to s912A(1)(d) of the Corporations Act 2001 in Australia, which requires the maintenance of minimum net capital.

As of December 31, 2024 and 2025, all of the Company’s broker-dealer subsidiaries met applicable minimum net capital requirements. The tables below summaries the net capital, the capital requirement and the excess net capital for the Company’s broker-dealer subsidiaries as of December 31, 2024 and 2025:

	Net Capital	Requirement	Excess Net Capital
December 31, 2025	US$	US$	US$
TradeUP Securities	253,654,596	25,843,328	227,811,268
Tiger Brokers SG	262,485,542	21,130,762	241,354,780
Tiger Brokers HK	87,921,190	34,147,598	53,773,592
US Tiger Securities	12,915,603	250,000	12,665,603
TBAU	10,088,794	3,334,445	6,754,349
Tiger Fund Management	1,571,184	194,416	1,376,767
YAX HK	4,736,551	385,441	4,351,111
Total	633,373,460	85,285,990	548,087,470

	Net Capital	Requirement	Excess Net Capital
December 31, 2024	US$	US$	US$
TradeUP Securities	204,825,441	22,789,455	182,035,986
Tiger Brokers SG	205,992,868	15,895,481	190,097,387
Tiger Brokers HK	58,838,395	11,686,213	47,152,182
US Tiger Securities	10,731,914	250,000	10,481,914
TBAU	4,227,660	256,115	3,971,545
Total	484,616,278	50,877,264	433,739,014

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

21.
EMPLOYEE BENEFIT PLAN

Full time PRC employees of the Group are eligible to participate in a government‑mandated multi‑employer defined contribution plan under which certain pension benefits, medical care, unemployment insurance and employee housing fund are provided to these employees. The PRC labor regulations require the Group to accrue for these benefits based on a percentage of each employee’s salary income. Total provisions for employee benefits were US$12,336,035, US$13,424,115 and US$15,774,843 for the years ended December 31, 2023, 2024 and 2025, respectively, reported as a component of salary and compensation expenses when incurred.

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

For the year ended December 31, 2024 and 2025, Hangzhou U-Tiger made appropriation to these statutory reserve funds of US$751 and US$3,909 respectively due to the profit position, which did not reach the maximum required amount of 50% of its registered capital.

For the years ended December 31, 2024 and 2025, Beijing Yixin made appropriation to these statutory reserve funds of US$3,895,554 and US$3,135,966 respectively due to the profit position, which did not reach the maximum required amount of 50% of its registered capital.

For the years ended December 31, 2024 and 2025, Guangzhou U-Tiger made appropriation to these statutory reserve funds of US$18,119 and US$21,711 respectively due to the profit position, which did not reach the maximum required amount of 50% of its registered capital.

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

The aggregate amounts of capital and statutory reserves restricted which represented the amount of net assets of the relevant subsidiaries in the Group not available for distribution were US$87,801,080 and US$90,962,666 as of December 31, 2024 and 2025, respectively.

UP FINTECH HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in US$, except for share, per share data, or otherwise noted)

23.
SEGMENT INFORMATION

Segments are components of the Company that engage in business activities from which it recognizes revenues and incurs expenses and for which the operating results are regularly reviewed by the chief operating decision maker (the “CODM”), to make decisions about resources to be allocated to the segment and assess its performance. The CODM has been identified as the Group’s Chief Executive Officer. The Group operates as a single operating segment which is providing online brokerage services to global customers based on its trading platform. The single operating segment is reported in a manner consistent with the internal reporting provided to the CODM.

The CODM uses consolidated net income in deciding whether to reinvest profits into certain parts of the business or return a portion of such profits to shareholders. The accounting policies of such single operating segment are described in the summary of significant accounting policies. The measure of segment profit or loss is reported on the consolidated statements of comprehensive income. The CODM does not evaluate asset information for purposes of allocating resources or evaluating performance.

The Group primarily operates its business in the New Zealand, Singapore and the United States for the years ended December 31, 2023, 2024 and 2025. The following table presents total revenues by geographic area for the years indicated.

The Intra-companies revenues have been eliminated in this geographic information to reflect the external business conducted in each geographic region. The geographic analysis presented below is based on the location of the subsidiaries in which the transactions are recorded. This geographic information does not reflect the way the Company’s business is managed.

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Revenue
The Cayman Islands	3,620,687	3,080,147	2,269,590
New Zealand	117,335,988	147,197,358	219,594,468
The United States	71,919,756	124,712,788	156,904,380
Singapore	66,705,363	91,218,902	163,278,999
Others	12,925,801	25,332,234	70,017,480
Total Revenues	272,507,595	391,541,429	612,064,917

24.
SUBSEQUENT EVENT

The Group evaluated events subsequent to the balance sheet date of December 31, 2025 through the date of issuance of the consolidated financial statements.

No subsequent event which had a material impact on the Group was identified through the date of issuance of the consolidated financial statements.